Form 20-F
period 2018-06-30
CLPS Inc
filed 2018-09-25
CIK 1724542

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2018.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from ____________to ____________

Commission file number 001-38505

CLPS Incorporation

(Exact name of the Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

c/o 2nd Floor, Building 18, Shanghai Pudong Software Park

498 Guoshoujing Road, Pudong, Shanghai 201203

People’s Republic of China

Tel: (+86) 21-31268010

(Address of principal executive offices)

Raymond Ming Hui Lin, Chief Executive Officer

c/o 2nd Floor, Building 18, Shanghai Pudong Software Park

498 Guoshoujing Road, Pudong, Shanghai 201203

People’s Republic of China

Tel: (+86) 21-31268010

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, par value $0.0001	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

On September 18, 2018, the issuer had 13,813,821 shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐             No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐             No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒             No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒             No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an “emerging growth company.” See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17            ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐             No ☒

i

CERTAIN INFORMATION

Unless otherwise indicated, numerical figures included in this Annual Report on Form 20-F (the “Annual Report”) have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

For the sake of clarity, this Annual Report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. Numerical figures included in this Annual Report have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. Certain market data and other statistical information contained in this Annual Report are based on information from independent industry organizations, publications, surveys and forecasts. Some market data and statistical information contained in this Annual Report are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources listed above, our internal research and our knowledge of the PRC information technology industry. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

Except where the context otherwise requires and for purposes of this Annual Report only:

●	Depending on the context, the terms “we,” “us,” “our company,” and “our” refer to CLPS Incorporation, a Cayman Islands company, and its subsidiary and affiliated companies:

●	“Qinheng” refers to Qinheng Co., Limited, a Hong Kong company;

●	“Qiner” refers to Qiner Co., Limited, a Hong Kong company;

●	“CLIVST” refers to CLIVST Ltd., a British Virgin Islands company;

●	“FDT-CL” refers to FDT-CL Financial Technology Services Limited, a Hong Kong company;

●	“JQ” refers to JQ Technology Co., Limited, a Hong Kong company;

●	“JL” refers to JIALIN Technology Limited, a Taiwan company;

●	“CLPS QC (WOFE)” refers to Shanghai Qincheng Information Technology Co., Ltd., a PRC company;

●	“CLPS Shanghai” refers to ChinaLink Professional Services Co., Ltd., a PRC company;

●	“CLPS Dalian” refers to CLPS Dalian Co., Ltd., a PRC company;

●	“CLPS RC” refers to CLPS Ruicheng Co., Ltd., a PRC company;

●	“CLPS Beijing” refers to CLPS Beijing Hengtong Co., Ltd., a PRC company;

●	“Judge China” refers to Judge (Shanghai) Co., Ltd., a PRC company;

●	“Judge HR” refers to Judge (Shanghai) Human Resource Co., Ltd., a PRC company;

●	“CLPS AU” refers to CLPS Technology (Australia) Pty. Ltd., an Australian company;

●	“CLPS SG” refers to CLPS Technology (Singapore) Pte. Ltd., a Singaporean company;

●	“CLPS Hong Kong” refers to CLPS Technology (HK) Co., Ltd., a Hong Kong company;

●	“CLPS Shenzhen” refers to CLPS Shenzhen Co., Ltd., a PRC company;

●	“Huanyu” refers to Tianjin Huanyu Qinshang Network Technology Co., Ltd., a PRC company

●	“CLPS Guangzhou” refers to CLPS Guangzhou Co., Ltd., a PRC company.

●	“CLPS US” refers to CLPS Technology (US) Ltd., a US company.

ii

●	“Lihong” refers to Lihong Financial Information Services CO., LTD., a PRC company.

●	“shares” and “common shares” refer to our shares, $0.0001 par value per share;

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Macau, Taiwan and Hong Kong; and

●	all references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and our functional currency is Renminbi. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars in this Annual Report were made at the rate of RMB 6.8673 to USD1.00, the noon buying rate on September 14, 2018, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount and not the translated U.S. dollar equivalent. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based on the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this Annual Report.

This Annual Report should be read in conjunction with our audited financial statements and the accompanying notes thereto, which are included in Item 18 of this Annual Report.

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

A.	Selected financial data

The following selected consolidated financial data as of and for the years ended June 30, 2018, 2017 and 2016 have been derived from the audited consolidated financial statements of the Company included in this Annual Report. This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included in this Annual Report. The Company’s results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Annual Report.

The following table presents our summary consolidated statements of income and comprehensive income for the fiscal years ended June 30, 2018, 2017 and 2016, respectively.

Selected Consolidated Statement of Income and Comprehensive Income

	For the years ended June 30,
	2018	2017	2016

Revenues	$48,938,593	$31,361,976	$29,024,178
Less: Cost of revenues	(31,277,255)	(18,669,812)	(17,463,416)
Gross profit	17,661,338	12,692,164	11,560,762

Operating expenses:
Selling and marketing	2,225,702	1,206,493	413,016
Research and development	7,837,873	4,232,788	5,579,058
General and administrative	5,871,622	5,647,790	4,955,037
Total operating expenses	15,935,197	11,087,071	10,947,111
Income from operations	1,726,141	1,605,093	613,651
Subsidies and other income	960,784	508,187	1,446,408
Other expense	(84,155)	(10,469)	(5,935)

Income before income tax	2,602,770	2,102,811	2,054,124
(Benefit) provision for income taxes	(112,128)	(118,546)	269,153
Net income	2,714,898	2,221,357	1,784,971
Less: Net income (loss) attributable to non-controlling interests	280,435	173,912	(41,141)
Net income attributable to CLPS Incorporation’s shareholders	$2,434,463	$2,047,445	$1,826,112

Other comprehensive (loss) income
Foreign currency translation gain (loss)	$55,793	(93,177)	$(387,100)
Less: foreign currency translation gain (loss) attributable to Non-controlling interest	10,200	1,732	(1,471)
Other comprehensive loss attributable to CLPS Incorporation’s shareholders	$45,593	(94,909)	$(385,629)

Comprehensive income
CLPS Incorporation shareholders	$2,480,056	$1,952,536	$1,440,483
Non-controlling interests	290,635	175,644	(42,612)
	$2,770,691	$2,128,180	$1,397,871

Basic earnings per common share*	$0.21	$0.18	$0.16
Weighted average number of share outstanding – basic	11,517,123	11,290,000	11,290,000
Diluted earnings per common share	$0.21	$0.18	$0.16
Weighted average number of share outstanding – diluted	11,636,367	11,290,000	11,290,000

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

The following table presents our summary consolidated balance sheet data as of June 30, 2018 and 2017.

	As of June 30,
	2018	2017
Cash and cash equivalents	$9,742,886	$4,814,568
Total Current Assets	$29,052,212	$12,325,296
Total Assets	$30,944,911	$13,521,923
Total Liabilities	$12,789,555	$8,210,625
Total CLPS Incorporation’s Shareholders’ Equity	$17,479,074	$4,834,188
Non-controlling Interests	$676,282	$477,110
Total Shareholders’ Equity	$18,155,356	$5,311,298
Total Liabilities and Shareholders’ Equity	$30,944,911	$13,521,923

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On September 14, 2018, the buying rate announced by the Federal Reserve Statistical Release was RMB 6.8673 to $1.00.

	Spot Exchange Rate
	Period Ended	Average (1)	Low	High
Period	(RMB per US$1.00)
2016	6.9430	6.6400	6.4480	6.9580
2017	6.5063	6.7569	6.4773	6.9575
2018
January	6.2841	6.4233	6.2841	6.5263
February	6.3280	6.3183	6.2649	6.3471
March	6.2726	6.3174	6.2685	6.3565
April	6.3325	6.2967	6.2655	6.3340
May	6.4096	6.3701	6.3325	6.4175
June	6.6171	6.4651	6.3850	6.6235
July	6.8038	6.7164	6.6123	6.8102
August	6.8300	6.8453	6.8018	6.9330

Source: https://www.federalreserve.gov/releases/h10/hist/default.htm.

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report. Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this Annual Report before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

Risks Related to Our Business

We may be unable to effectively manage our rapid growth, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

We have significantly grown and expanded our business recently. Our revenues grew from $29.0 million in fiscal 2016 to $31.4 million in fiscal 2017 and to $48.9 million in fiscal 2018. We maintain eleven delivery and or R&D centers, of which seven are located in China (Shanghai, Beijing, Dalian, Tianjin, Chengdu, Guangzhou and Shenzhen) and four are located globally (Hong Kong, Taiwan, Singapore and Australia), to serve different customers in various geographic locations. The number of our total employees grew from 1,055 in fiscal 2016 to 1,248 in fiscal 2017. As of June 30, 2018 we had 1,655 full-time employees. We are actively looking for additional locations to establish new offices and expand our current offices and sales and delivery centers. We intend to continue our expansion in the foreseeable future to pursue existing and potential market opportunities. Our growth has placed and will continue to place significant demands on our management and our administrative, operational and financial infrastructure. Continued expansion increases the challenges we face in:

●	recruiting, training, developing and retaining sufficient IT talents and management personnel;

●	creating and capitalizing upon economies of scale;

●	managing a larger number of clients in a greater number of industries and locations;

●	maintaining effective oversight of personnel and offices;

●	coordinating work among offices and project teams and maintaining high resource utilization rates;

●	integrating new management personnel and expanded operations while preserving our culture and core values;

●	developing and improving our internal administrative infrastructure, particularly our financial, operational, human resources, communications and other internal systems, procedures and controls; and

●	adhering to and further improving our high quality and process execution standards and maintaining high levels of client satisfaction.

Moreover, as we introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar, and it may require substantial management efforts and skills to mitigate these risks and challenges. As a result of any of these challenges associated with expansion, our business, results of operations and financial condition could be materially and adversely affected. Furthermore, we may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

Adverse changes in the economic environment, either in China or globally, could reduce our clients’ purchases from us and increase pricing pressure, which could materially and adversely affect our revenues and results of operations.

The IT services industry is particularly sensitive to the economic environment, either in China or globally, and tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to the economic environment, especially for regions in which we and our clients operate. During an economic downturn, our clients may cancel, reduce or defer their IT spending or change their IT outsourcing strategy, and reduce their purchases from us. The recent global economic slowdown and any future economic slowdown, and the resulting diminution in IT spending, could also lead to increased pricing pressure from our clients. The occurrence of any of these events could materially and adversely affect our revenues and results of operations.

We face intense competition from onshore and offshore IT services companies, and, if we are unable to compete effectively, we may lose clients and our revenues may decline.

The market for IT services is highly competitive and we expect competition to persist and intensify. We believe that the principal competitive factors in our markets are industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing and selling skills, scalability of infrastructure and price. In addition, the trend towards offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. In the IT outsourcing market, clients tend to engage multiple outsourcing service providers instead of using an exclusive service provider, which could reduce our revenues to the extent that clients obtain services from other competing providers. Clients may prefer service providers that have facilities located globally or that are based in countries more cost-competitive than China. Our ability to compete also depends in part on a number of factors beyond our control, including the ability of our competitors to recruit, train, develop and retain highly skilled professionals, the price at which our competitors offer comparable services and our competitors’ responsiveness to client needs. Therefore, we cannot assure you that we will be able to retain our clients while competing against such competitors. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could harm our business, financial condition and results of operations.

Due to intense competition for highly skilled personnel, we may fail to attract and retain enough sufficiently trained personnel to support our operations; as a result, our ability to bid for and obtain new projects may be negatively affected and our revenues could decline.

The IT services industry relies on skilled personnel, and our success depends to a significant extent on our ability to recruit, train, develop and retain qualified personnel, especially experienced middle and senior level management. The IT services industry in China has experienced significant levels of employee attrition. Our attrition rates were 18% and 15% per annum in 2016 and 2017, respectively; in 2018, this rate was 16%. We may encounter higher attrition rates in the future, particularly if China continues to experience strong economic growth. There is significant competition in China for skilled personnel, especially experienced middle and senior level management, with the skills necessary to perform the services we offer to our clients. Increased competition for these personnel, in the IT industry or otherwise, could have an adverse effect on us. We have established TCP and TDP programs to increase our human capital and employee loyalty, however, a significant increase in our attrition rate could decrease our operating efficiency and productivity and could lead to a decline in demand for our services. Additionally, failure to recruit, train, develop and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new personnel successfully could have a material adverse effect on our business, financial condition and results of operations. Failure to retain our key personnel on client projects or find suitable replacements for key personnel upon their departure may lead to termination of some of our client contracts or cancellation of some of our projects, which could materially and adversely affect our business.

Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise, experience, client relationships and reputation of Xiao Feng Yang, our Chairman, president and director. We currently do not maintain key man life insurance for any of the senior members of our management team or other key personnel. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily or at all. In addition, competition for senior executives and key personnel in our industry is intense, and we may be unable to retain our senior executives and key personnel or attract and retain new senior executive and key personnel in the future, in which case our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected. If any of our senior executives or key personnel joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and key professionals and staff members to them. Also, if any of our business development managers, who generally keep a close relationship with our clients, joins a competitor or forms a competing company, we may lose clients, and our revenues may be materially and adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. Most of our executives and key personnel have entered into employment agreements with us that contain non-competition provisions, non-solicitation and nondisclosure covenants. However, if any dispute arises between our executive officers and key personnel and us, such non-competition, non-solicitation and nondisclosure provisions might not provide effective protection to us, especially in China, where most of these executive officers and key employees reside, in light of the uncertainties with China’s legal system.

We generate a significant portion of our revenues from a relatively small number of major clients and loss of business from these clients could reduce our revenues and significantly harm our business.

We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major clients. For the years ended June 30, 2018, 2017 and 2016, Citibank and its affiliates accounted for 30.8%, 38.6% and 59.2% of the Company’s total revenues, respectively. For fiscal 2018 and 2017, substantially all the service provided by the Company to Citibank was IT consulting service and billed through time-and-expense contracts. The Company has not entered into any material long term contracts with Citibank. Our ability to maintain close relationships with these and other major clients is essential to the growth and profitability of our business. However, the volume of work performed for a specific client is likely to vary from year to year, especially since we are generally not our clients’ exclusive IT services provider and we do not have long-term commitments from any of our clients to purchase our services. The typical team for our service agreements is between 1 and 3 years. A major client in one year may not provide the same level of revenues for us in any subsequent year. The IT services we provide to our clients, and the revenues and income from those services, may decline or vary as the type and quantity of IT services we provide changes over time. In addition, our reliance on any individual client for a significant portion of our revenues may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service. In addition, a number of factors other than our performance could cause the loss of or reduction in business or revenues from a client, and these factors are not predictable. These factors may include corporate restructuring, pricing pressure, changes to its outsourcing strategy, switching to another services provider or returning work in-house. In the future, a small number of customers may continue to represent a significant portion of our total revenues in any given period. The loss of any of our major clients could adversely affect our financial condition and results of operations.

If we are unable to collect our receivables from our clients, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. As of June 30, 2018 and 2017, our accounts receivable balance, net of allowance, amounted to approximately $16.3 million and $6.6 million, respectively. As of the years ended June 30, 2018 and 2017, Citibank accounted for 35.9% and 39.1% of the Company’s total accounts receivable balance. Since we generally do not require collateral or other security from our clients, we establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. However, actual losses on client receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our clients in accordance with the contracts with our clients, our results of operations and cash flows could be adversely affected.

The growth and success of our business depends on our ability to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries we focus on.

The market for our services is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future growth and success depend significantly on our ability to anticipate developments in IT services, and develop and offer new product and service lines to meet our clients’ evolving needs. We may not be successful in anticipating or responding to these developments in a timely manner, or if we do respond, the services or technologies we develop may not be successful in the marketplace. The development of some of the services and technologies may involve significant upfront investments and the failure of these services and technologies may result in our being unable to recover these investments, in part or in full. Further, services or technologies that are developed by our competitors may render our services uncompetitive or obsolete. In addition, new technologies may be developed that allow our clients to more cost-effectively perform the services that we provide, thereby reducing demand for our services. Should we fail to adapt to the rapidly changing IT services market or if we fail to develop suitable services to meet the evolving and increasingly sophisticated requirements of our clients in a timely manner, our business and results of operations could be materially and adversely affected.

We may be unsuccessful in entering into strategic alliances or identifying and acquiring suitable acquisition candidates, which could impede our growth and negatively affect our revenues and net income.

We have pursued and may continue to pursue strategic alliances and strategic acquisition opportunities to increase our scale and geographic presence, expand our service offerings and capabilities and enhance our industry and technical expertise. However, it is possible that in the future we may not succeed in identifying suitable alliances or acquisition candidates. Even if we identify suitable candidates, we may not be able to consummate these arrangements on terms commercially acceptable to us or to obtain necessary regulatory approvals in the case of acquisitions. Many of our competitors are likely to be seeking to enter into similar arrangements or acquire the same targets that we are looking to enter into or acquire. Such competitors may have substantially greater financial resources than we do and may be more attractive to our strategic partners or be able to outbid us for the targets. In addition, we may also be unable to timely deploy our existing cash balances to effect a potential acquisition, as use of cash balances located onshore in China may require specific governmental approvals or result in withholding and other tax payments. If we are unable to enter into suitable strategic alliances or complete suitable acquisitions, our growth strategy may be impeded and our revenues and net income could be negatively affected.

If we fail to integrate or manage acquired companies efficiently, or if the acquired companies do not perform to our expectations, we may not be able to realize the benefits envisioned for such acquisitions, and our overall profitability and growth plans may be adversely affected.

Historically, we have expanded our service capabilities and gained new clients through selective acquisitions. Our ability to successfully integrate an acquired entity and realize the benefits of any acquisition requires, among other things, successful integration of technologies, operations and personnel. Challenges we face in the acquisition and integration process include:

●	integrating operations, services and personnel in a timely and efficient manner;

●	unforeseen or undisclosed liabilities;

●	generating sufficient revenue and net income to offset acquisition costs;

●	potential loss of, or harm to, employee or client relationships;

●	properly structuring our acquisition consideration and any related post-acquisition earn-outs and successfully monitoring any earn-out calculations and payments;

●	retaining key senior management and key sales and marketing and research and development personnel;

●	potential incompatibility of solutions, services and technology or corporate cultures;

●	consolidating and rationalizing corporate, information technology and administrative infrastructures;

●	integrating and documenting processes and controls;

●	entry into unfamiliar markets; and

●	increased complexity from potentially operating additional geographically dispersed sites, particularly if we acquire a company or business with facilities or operations outside of China.

In addition, the primary value of many potential targets in the outsourcing industry lies in their skilled professionals and established client relationships. Transitioning these types of assets to our business can be particularly difficult due to different corporate cultures and values, geographic distance and other intangible factors. For example, some newly acquired employees may decide not to work with us or to leave shortly after their move to our company and some acquired clients may decide to discontinue their commercial relationships with us. These challenges could disrupt our ongoing business, distract our management and employees and increase our expenses, including causing us to incur significant one-time expenses and write-offs, and make it more difficult and complex for our management to effectively manage our operations. If we are not able to successfully integrate an acquired entity and its operations and to realize the benefits envisioned for such acquisition, our overall growth and profitability plans may be adversely affected.

If we do not succeed in attracting new clients for our services and or growing revenues from existing clients, we may not achieve our revenue growth goals.

We plan to significantly expand the number of clients we serve to diversify our client base and grow our revenues. Revenues from a new client often rise quickly over the first several years following our initial engagement as we expand the services that we provide to that client. Therefore, obtaining new clients is important for us to achieve rapid revenue growth. We also plan to grow revenues from our existing clients by identifying and selling additional services to them. Our ability to attract new clients, as well as our ability to grow revenues from existing clients, depends on a number of factors, including our ability to offer high quality services at competitive prices, the strength of our competitors and the capabilities of our sales and marketing teams. If we are not able to continue to attract new clients or to grow revenues from our existing clients in the future, we may not be able to grow our revenues as quickly as we anticipate or at all.

As a result of our significant recent growth, evaluating our business and prospects may be difficult and our past results may not be indicative of our future performance.

Our future success depends on our ability to significantly increase revenue and maintain profitability from our operations. Our business has grown and evolved significantly in recent years. Our growth in recent years makes it difficult to evaluate our historical performance and make a period-to-period comparison of our historical operating results less meaningful. We may not be able to achieve a similar growth rate or maintain profitability in future periods. Therefore, you should not rely on our past results or our historic rate of growth as an indication of our future performance. You should consider our future prospects in light of the risks and challenges encountered by a company seeking to grow and expand in a competitive industry that is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. These risks and challenges include, among others:

●	the uncertainties associated with our ability to continue our growth and maintain profitability;

●	preserving our competitive position in the IT services industry in China;

●	offering consistent and high-quality services to retain and attract clients;

●	implementing our strategy and modifying it from time to time to respond effectively to competition and changes in client preferences;

●	managing our expanding operations and successfully expanding our solution and service offerings;

●	responding in a timely manner to technological or other changes in the IT services industry;

●	managing risks associated with intellectual property; and

●	recruiting, training, developing and retaining qualified managerial and other personnel.

If we are unsuccessful in addressing any of these risks or challenges, our business may be materially and adversely affected.

We face risks associated with having a long selling and implementation cycle for our services that require us to make significant resource commitments prior to realizing revenues for those services.

We have a long selling cycle for our technology services, which requires significant investment of capital, human resources and time by both our clients and us. In our consulting service request, we collect service fees on monthly and quarterly basis; in our solution services segment – by performance obligation fulfillment. Before committing to use our services, potential clients require us to expend substantial time and resources educating them on the value of our services and our ability to meet their requirements. Therefore, our selling cycle is subject to many risks and delays over which we have little or no control, including our clients’ decision to choose alternatives to our services (such as other providers or in-house resources) and the timing of our clients’ budget cycles and approval processes. Implementing our services also involves a significant commitment of resources over an extended period of time from both our clients and us. Our clients may experience delays in obtaining internal approvals or delays associated with technology, thereby further delaying the implementation process. Our current and future clients may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to close sales with potential clients to which we have devoted significant time and resources, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our profitability will suffer if we are not able to maintain our resource utilization levels and continue to improve our productivity levels.

Our gross margin and profitability are significantly impacted by our utilization levels of human resources as well as other resources, such as computers, IT infrastructure and office space, and our ability to increase our productivity levels. We have expanded our operations significantly in recent years through organic growth and external acquisitions, which has resulted in a significant increase in our headcount and fixed overhead costs. We may face difficulties maintaining high levels of utilization, especially for our newly established or newly acquired businesses and resources. The master service agreements with our clients typically do not impose a minimum or maximum purchase amount and allow our clients to place service orders from time to time at their discretion. Client demand may fall to zero or surge to a level that we cannot cost-effectively satisfy. Although we try to use all commercially reasonable efforts to accurately estimate service orders and resource requirements from our clients, we may overestimate or underestimate, which may result in unexpected cost and strain or redundancy of our human capital and adversely impact our utilization levels. In addition, some of our professionals are specially trained to work for specific clients or on specific projects and some of our sales and delivery center facilities are dedicated to specific clients or specific projects. Our ability to continually increase our productivity levels depends significantly on our ability to recruit, train, develop and retain high-performing professionals, staff projects appropriately and optimize our mix of services and delivery methods. If we experience a slowdown or stoppage of work for any client or on any project for which we have dedicated professionals or facilities, we may not be able to efficiently reallocate these professionals and facilities to other clients and projects to keep their utilization and productivity levels high. If we are not able to maintain high resource utilization levels without corresponding cost reductions or price increases, our profitability will suffer.

A significant portion of our income is generated, and will in the future continue to be generated, on a project basis with a fixed price; we may not be able to accurately estimate costs and determine resource requirements in relation to our projects, which would reduce our margins and profitability.

A significant portion of our income is generated, and will in the future continue to be generated, from fees we receive for our projects with a fixed price. Our projects often involve complex technologies, entail the coordination of operations and workforces in multiple locations, utilizing workforces with different skill sets and competencies and geographically distributed service centers, and must be completed within compressed timeframes and meet client requirements that are subject to change and increasingly stringent. In addition, some of our fixed-price projects are multi-year projects that require us to undertake significant projections and planning related to resource utilization and costs. If we fail to accurately assess the time and resources required for completing projects and to price our projects profitably, our business, results of operations and financial condition could be adversely affected.

Increases in wages for professionals in China could prevent us from sustaining our competitive advantage and could reduce our profit margins.

Our most significant costs are the salaries and other compensation expenses for our professionals and other employees. Wage costs for professionals in China are lower than those in more developed countries and India. However, because of rapid economic growth, increased productivity levels, and increased competition for skilled employees in China, wages for highly skilled employees in China, in particular middle- and senior-level managers, are increasing at a faster rate than in the past. We may need to increase the levels of employee compensation more rapidly than in the past to remain competitive in attracting and retaining the quality and number of employees that our business requires. Increases in the wages and other compensation we pay our employees in China could reduce our competitive advantage unless we are able to increase the efficiency and productivity of our professionals as well as the prices we can charge for our services. In addition, any appreciation in the value of the Renminbi relative to U.S. dollar and other foreign currencies will cause an increase in the relative wage levels in China, which could further reduce our competitive advantage and adversely impact our profit margin.

The international nature of our business exposes us to risks that could adversely affect our financial condition and results of operations.

We conduct our business throughout the world in multiple locations. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

●	significant currency fluctuations between the Renminbi and the U.S. dollar and other currencies in which we transact business;

●	legal uncertainty owing to the overlap and inconsistencies of different legal regimes, problems in asserting contractual or other rights across international borders and the burden and expense of complying with the laws and regulations of various jurisdictions;

●	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

●	current and future tariffs and other trade barriers, including restrictions on technology and data transfers;

●	unexpected changes in regulatory requirements; and

●	terrorist attacks and other acts of violence or war.

The occurrence of any of these events could have a material adverse effect on our results of operations and financial condition.

Our net revenues and results of operations are affected by seasonal trends.

Our business is affected by seasonal trends. In particular, our net revenues are typically progressively higher in the second, third and fourth quarters of each year compared to the first quarter of each year due to seasonal trends, such as: (i) a general slowdown in business activities and a reduced number of working days for our professionals during the first quarter of each year as a result of the Chinese New Year holiday period, and (ii) our customers in general tend to spend their IT budgets in the second half of the year and in particular the fourth quarter. Other factors that may cause our quarterly operating results to fluctuate include, among others, changes in general economic conditions in China and the impact of unforeseen events. We believe that our net revenues will continue to be affected in the future by seasonal trends. As a result, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance, and we believe it is more meaningful to evaluate our business on an annual basis.

We may be forced to reduce the prices of our services due to increased competition and reduced bargaining power with our clients, which could lead to reduced revenues and profitability.

The services outsourcing industry in China is developing rapidly and related technology trends are constantly evolving. This results in the frequent introduction of new services and significant price competition from our competitors. We may be unable to offset the effect of declining average sales prices through increased sales volumes and or reductions in our costs. Furthermore, we may be forced to reduce the prices of our services in response to offerings made by our competitors. Finally, we may not have the same level of bargaining power we have enjoyed in the past when it comes to negotiating for the prices of our services.

If we cause disruptions to our clients’ businesses or provide inadequate service, our clients may have claims for substantial damages against us, and as a result our profits may be substantially reduced.

If our professionals make errors in the course of delivering services to our clients or fail to consistently meet service requirements of a client, these errors or failures could disrupt the client’s business, which could result in a reduction in our net revenues or a claim for substantial damages against us. In addition, a failure or inability to meet a contractual requirement could seriously damage our reputation and affect our ability to attract new business. The services we provide are often critical to our clients’ businesses. We generally provide customer support from three months to one year after our customized application is delivered. Certain of our client contracts require us to comply with security obligations including maintaining network security and back-up data, ensuring our network is virus-free, maintaining business continuity planning procedures, and verifying the integrity of employees that work with our clients by conducting background checks. Any failure in a client’s system or breach of security relating to the services we provide to the client could damage our reputation or result in a claim for substantial damages against us. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenues and harm our business. Under our contracts with our clients, our liability for breach of our obligations is in some cases limited to a certain percentage of contract price. Such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under our contracts. We currently do not have commercial general or public liability insurance. The successful assertion of one or more large claims against us could have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows. Even if such assertions against us are unsuccessful, we may incur reputational harm and substantial legal fees.

We may be liable to our clients for damages caused by unauthorized disclosure of sensitive and confidential information, whether through our employees or otherwise.

We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide. Under the terms of our client contracts, we are required to keep such information strictly confidential. We use network security technologies, surveillance equipment and other methods to protect sensitive and confidential client data. We also require our employees and subcontractors to enter into confidentiality agreements to limit access to and distribution of our clients’ sensitive and confidential information as well as our own trade secrets. We can give no assurance that the steps taken by us in this regard will be adequate to protect our clients’ confidential information. If our clients’ proprietary rights are misappropriated by our employees or our subcontractors or their employees, in violation of any applicable confidentiality agreements or otherwise, our clients may consider us liable for those acts and seek damages and compensation from us. Any such acts could cause us to lose existing and future business and damage our reputation in the market. In addition, we currently do not have any insurance coverage for mismanagement or misappropriation of such information by our subcontractors or employees. Any litigation with respect to unauthorized disclosure of sensitive and confidential information might result in substantial costs and diversion of resources and management attention.

We may not be able to prevent others from unauthorized use of intellectual property of our clients, which could harm our business and competitive position.

We rely on software licenses from our clients with respect to certain projects. To protect proprietary information and other intellectual property of our clients, we require our employees, subcontractors, consultants, advisors and collaborators to enter into confidentiality agreements with us. These agreements may not provide effective protection for trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, protection of intellectual property rights and confidentiality in China may not be as effective as that in the United States or other developed countries. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of proprietary technology of our clients. Reverse engineering, unauthorized copying or other misappropriation of proprietary technologies of our clients could enable third parties to benefit from our or our clients’ technologies without paying us and our clients for doing so, and our clients may hold us liable for that act and seek damages and compensation from us, which could harm our business and competitive position.

We may not be able to prevent others from unauthorized use of our intellectual property, which could cause a loss of clients, reduce our revenues and harm our competitive position.

We rely on a combination of copyright, trademark, software registration, anti-unfair competition and trade secret laws, as well as confidentiality agreements and other methods to protect our intellectual property rights. To protect our trade secrets and other proprietary information, employees, clients, subcontractors, consultants, advisors and collaborators are required to enter into confidentiality agreements. These agreements might not provide effective protection for the trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as those in the United States or other developed countries, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying, other misappropriation, or negligent or accidental leakage of our proprietary technologies could enable third parties to benefit from our technologies without obtaining our consent or paying us for doing so, which could harm our business and competitive position. Though we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

We may face intellectual property infringement claims that could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing services.

Our success largely depends on our ability to use and develop our technology and services without infringing the intellectual property rights of third parties, including copyrights, trade secrets and trademarks. We may be subject to litigation involving claims of violation of other intellectual property rights of third parties. We typically indemnify clients who purchase our services and solutions against potential infringement of intellectual property rights underlying our services and solutions, which subjects us to the risk of indemnification claims. The holders of other intellectual property rights potentially relevant to our service offerings may make it difficult for us to acquire a license on commercially acceptable terms. Also, we may be unaware of intellectual property registrations or applications relating to our services that may give rise to potential infringement claims against us. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by third parties which may damage our ability to rely on such technologies. We are subject to additional risks as a result of our recent and proposed acquisitions and the hiring of new employees who may misappropriate intellectual property from their former employers. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology involving the allegedly infringing intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop non-infringing technology, or re-brand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential clients deferring or limiting their purchase or use of our products until resolution of such litigation, or could require us to indemnify our clients against infringement claims in certain instances. Any intellectual property claim or litigation in this area, whether we ultimately win or lose, could damage our reputation and have a material adverse effect on our business, results of operations or financial condition.

We may need additional capital and any failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

We believe that our current cash, cash flow from operations and the proceeds from our recently completed IPO should be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

●	investors’ perception of, and demand for, securities of technology services outsourcing companies;

●	conditions of the U.S. and other capital markets in which we may seek to raise funds;

●	our future results of operations and financial condition;

●	PRC government regulation of foreign investment in China;

●	economic, political and other conditions in China; and

●	PRC government policies relating to the borrowing and remittance outside China of foreign currency.

Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our product and service offerings to respond to market demand or competitive challenges.

Failure to adhere to regulations that govern our clients’ businesses could result in breaches of contracts with our clients. Failure to adhere to the regulations that govern our business could result in our being unable to effectively perform our services.

Our clients’ business operations are subject to certain rules and regulations in China or elsewhere. Our clients may contractually require that we perform our services in a manner that would enable them to comply with such rules and regulations. Failure to perform our services in such a manner could result in breaches of contract with our clients and, in some limited circumstances, civil fines and criminal penalties for us. In addition, we are required under various Chinese laws to obtain and maintain permits and licenses to conduct our business. If we do not maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing clients or be able to attract new clients and could lose revenues, which could have a material adverse effect on our business and results of operations.

We may incur losses resulting from business interruptions resulting from occurrence of natural disasters, health epidemics and other outbreaks or events.

Our operational facilities may be damaged in natural disasters such as earthquakes, floods, heavy rains, sand storms, tsunamis and cyclones, or other events such as fires. Such natural disasters or other events may lead to disruption of information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of outsourcing services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. Prolonged disruption of our services as a result of natural disasters or other events may also entitle our clients to terminate their contracts with us. We currently do not have insurance against business interruptions.

Fluctuation in the value of the Renminbi and other currencies may have a material adverse effect on the value of your investment.

Our financial statements are expressed in U.S. dollars. However, a majority of our revenues and expenses are denominated in Renminbi (RMB). Our exposure to foreign exchange risk primarily relates to the limited cash denominated in currencies other than the functional currencies of each entity and limited revenue contracts dominated in Singapore dollar, Hong Kong dollar and Australian dollar in certain PRC operating entities. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. However, the value of your investment in our common shares will be affected by the foreign exchange rate between U.S. dollars and RMB because the primary value of our business is effectively denominated in RMB, while the common shares will be traded in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-RMB exchange rate relatively stable.

As we may rely on dividends paid to us by our PRC subsidiaries, any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of any dividends payable on our common shares in foreign currency terms. For example, to the extent that we need to convert U.S. dollars we receive from the recently completed IPO into for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our common share or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. Furthermore, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign exchange losses in the future. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert into foreign currencies.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, euro and other foreign currencies are affected by, among other things, changes in china’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. Conversely, if we decide to convert our RMB into U.S. dollar for the purpose of paying dividends on our common stock or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. Since July 2005, the RMB is no longer pegged to the U.S. dollar, although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Legislation in certain countries in which we have clients may restrict companies in those countries from outsourcing work to us.

Offshore outsourcing is a politically sensitive issue in the United States. For example, many organizations and public figures in the United States have publicly expressed concern about a perceived association between offshore outsourcing providers and the loss of jobs in their home countries. A number of U.S. states have passed legislation that restricts state government entities from outsourcing certain work to offshore service providers. Other U.S. federal and state legislation has been proposed that, if enacted, would provide tax disincentives for offshore outsourcing or require disclosure of jobs outsourced abroad. Similar legislation could be in enacted in other countries in which we have clients. Any expansion of existing laws or the enactment of new legislation restricting or discouraging offshore outsourcing by companies in the United States, or other countries in which we have clients could adversely impact our business operations and financial results. In addition, from time to time there has been publicity about negative experiences associated with offshore outsourcing, such as theft and misappropriation of sensitive client data. As a result, current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services from onshore to offshore providers. Any slowdown or reversal of existing industry trends towards offshore outsourcing in response to political pressure or negative publicity would harm our ability to compete effectively with competitors that operate out of onshore facilities and adversely affect our business and financial results.

Disruptions in telecommunications or significant failure in our IT systems could harm our service model, which could result in a reduction of our revenue.

A significant element of our business strategy is to continue to leverage and expand our sales and delivery centers strategically located in China. We believe that the use of a strategically located network of sales and delivery centers will provide us with cost advantages, the ability to attract highly skilled personnel in various regions of the country and the world, and the ability to service clients on a regional and global basis. Part of our service model is to maintain active voice and data communications, financial control, accounting, customer service and other data processing systems between our main offices in Shanghai, our clients’ offices, and our other deliveries centers and support facilities. Our business activities may be materially disrupted in the event of a partial or complete failure of any of these IT or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks, conversion errors due to system upgrading, damage from fire, earthquake, power loss, telecommunications failure, unauthorized entry or other events beyond our control. Loss of all or part of the systems for a period of time could hinder our performance or our ability to complete client projects on time which, in turn, could lead to a reduction of our revenue or otherwise have a material adverse effect on our business and business reputation. We may also be liable to our clients for breach of contract for interruptions in service.

Our computer networks may be vulnerable to security risks that could disrupt our services and adversely affect our results of operations.

Our computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems caused by unauthorized access to, or improper use of, systems by third parties or employees. A hacker who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in our operations. Although we intend to continue to implement security measures, computer attacks or disruptions may jeopardize the security of information stored in and transmitted through our computer systems. Actual or perceived concerns that our systems may be vulnerable to such attacks or disruptions may deter our clients from using our solutions or services. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches. Data networks are also vulnerable to attacks, unauthorized access and disruptions. For example, in a number of public networks, hackers have bypassed firewalls and misappropriated confidential information. It is possible that, despite existing safeguards, an employee could misappropriate our clients’ proprietary information or data, exposing us to a risk of loss or litigation and possible liability. Losses or liabilities that are incurred as a result of any of the foregoing could have a material adverse effect on our business.

We have identified material weaknesses in our internal control over financial reporting.

The material weakness related to the Company’s lack of controls and procedures in place to monitor, capture, report and disclose subsequent events that occurred after the balance sheet date, specifically relating to certain revolving credit facilities that were put in place by the Company following such date (See Item 15. Controls and Procedures for a discussion of the material weakness in question). While no material adjustments, restatement or other revisions to our previously issued financial statements were required, we determined that the Company needed to continue to strengthen its accounting staff and to enhance its internal controls function, which monitoring and remedial steps will be carried out by the Company during our fiscal year 2019. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Our insurance coverage may be inadequate to protect us against losses.

Although we maintain professional liability insurance and property insurance coverage for certain of our facilities and equipment, we do not have any loss of data or business interruption insurance coverage for our operations. If any claims for damage are brought against us, or if we experience any business disruption, litigation or natural disaster, we might incur substantial costs and diversion of resources.

Risks Relating to Our Corporate Structure

We will likely not pay dividends in the foreseeable future.

Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. There is no assurance that our Board of Directors will declare dividends even if we are profitable. The payment of dividends by entities organized in China is subject to limitations as described herein. Under Cayman Islands law, we may only pay dividends from profits of the Company, or credits standing in the Company’s share premium account, and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our Company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. Pursuant to the Chinese enterprise income tax law, dividends payable by a foreign investment entity to its foreign investors are subject to a withholding tax of 10%. Similarly, dividends payable by a foreign investment entity to its Hong Kong investor who owns 25% or more of the equity of the foreign investment entity is subject to a withholding tax of 5%. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The transfer to this reserve must be made before distribution of any dividend to shareholders.

Our business may be materially and adversely affected if any of our Chinese subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of China provides that an enterprise may be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts. Our Chinese subsidiaries hold certain assets that are important to our business operations. If any of our Chinese subsidiaries undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our WOFE is required to allocate a portion of its after-tax profits to the statutory reserve fund, and as determined by its board of directors, to the staff welfare and bonus funds, which may not be distributed to equity owners.

Pursuant to Company Law of P.R. China (2013 Revision), Wholly Foreign-Owned Enterprise (“WOFE”) Law of the P.R. China (2000 Revision) and Implementing Rules for the Law of the People’s Republic of China on Wholly Foreign Owned Enterprises (2014 Revision), our WOFE entity is required to allocate a portion of its after-tax profits, to the statutory reserve fund, and in its discretion, to the staff welfare and bonus funds. No lower than 10% of an enterprise’s after tax-profits should be allocated to the statutory reserve fund. When the statutory reserve fund account balance is equal to or greater than 50% of the WOFE’s registered capital, no further allocation to the statutory reserve fund account is required. WOFE determines, in its own discretion, the amount contributed to the staff welfare and bonus funds. These reserves represent appropriations of retained earnings determined according to Chinese law.

Our failure to obtain prior approval of the China Securities Regulatory Commission (“CSRC”) for the listing and trading of our common shares on a foreign stock exchange could have a material adverse effect upon our business, operating results, reputation and trading price of our common shares.

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce of the People’s Republic of China (“MOFCOM”), jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rule”). The M&A Rule contains provisions that require that an offshore special purpose vehicle (“SPV”) formed for listing purposes and controlled directly or indirectly by Chinese companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published procedures specifying documents and materials required to be submitted to it by an SPV seeking CSRC approval of overseas listings. However, the application of the M&A Rule remains unclear with no consensus currently existing among leading Chinese law firms regarding the scope and applicability of the CSRC approval requirement. The CSRC has not issued any such definitive rule or interpretation, and we have not chosen to voluntarily request approval under the M&A Rule. We may face regulatory actions or other sanctions from the CSRC or other Chinese regulatory authorities. These authorities may impose fines and penalties upon our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the IPO proceeds into China, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common shares.

If the chops of our PRC companies and subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

If we fail to maintain continuing compliance with the PRC state regulatory rules, policies and procedures applicable to our industry, we may risk losing certain preferential tax and other treatments which may adversely affect the viability of our current corporate structure, corporate governance and business operations.

According to the Guidelines on Foreign Investment issued by the State Council in 2002 and the Catalog on Foreign Invested Industries (2007 Revision) issued by the National Development and Reform Commission and the Ministry of Commerce, IT services fall into the category of industries in which foreign investment is encouraged. The State Council has promulgated several notices since 2000 to launch favorable policies for IT services, such as preferential tax treatments and credit support. Under rules and regulations promulgated by various Chinese government agencies, enterprises that have met specified criteria and are recognized as software enterprises by the relevant government authorities in China are entitled to preferential treatment, including financing support, preferential tax rates, export incentives, discretion and flexibility in determining employees’ welfare benefits and remuneration. Software enterprise qualifications are subject to annual examination. Enterprises that fail to meet the annual examination standards will lose the favorable enterprise income tax treatment. Enterprises exporting software or producing software products that are registered with the relevant government authorities are also entitled to preferential treatment including governmental financial support, preferential import, export policies and preferential tax rates. Companies in China engaging in systems integration are required to obtain qualification certificates from the Ministry of Industry and Information Technology. Companies planning to set up computer information systems may only retain systems integration companies with appropriate qualification certificates. Currently the Company does not engage in information system integration business, therefore the Company is not required to have such qualification certificates. The qualification certificate is subject to review every two years and is renewable every four years. In 2003, the Ministry of Industry and Information Technology promulgated the Amended Appraisal Condition for Qualification Grade of Systems Integration of Computer Information to elaborate the conditions for appraising each of the four qualification grades of systems integration companies. Companies applying for qualification are graded depending on the scale of the work they undertake. The grades range from Grade 1 (highest) to Grade 4 (lowest) in the scale of the work the respective companies can undertake. Companies with Grade 3 qualification can independently undertake projects at the medium-scale and small-scale enterprise level and undertake projects at the large-scale enterprise level in cooperation with other entities. If and to the extent we fail to maintain compliance with such applicable rules and regulations, our operations and financial results may be adversely affected.

Risks Related to Doing Business in China

Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position.

The majority of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between the Renminbi and foreign currencies, and regulate the growth of the general or specific market. While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. Furthermore, the current global economic crisis is adversely affecting economies throughout the world. As the PRC economy has become increasingly linked with the global economy, China is affected in various respects by downturns and recessions of major economies around the world. The various economic and policy measures enacted by the PRC government to forestall economic downturns or bolster China’s economic growth could materially affect our business. Any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China could have a material adverse effect on the overall economic growth of China and market demand for our outsourcing services. Such developments could adversely affect our businesses, lead to reduction in demand for our services and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since the late 1970s, the PRC government has been building a comprehensive system of laws and regulations governing economic matters in general. The overall effect has been to significantly enhance the protections afforded to various forms of foreign investments in China. We conduct our business primarily through our subsidiaries established in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, clients and suppliers. In addition, such uncertainties, including any inability to enforce our contracts, together with any development or interpretation of PRC law that is adverse to us, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other more developed countries. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

U.S. regulators’ ability to conduct investigations or enforce rules in China is limited.

The majority of our operations conducted outside of the U.S. As a result, it may not be possible for the U.S. regulators to conduct investigations or inspections, or to effect service of process within the U.S. or elsewhere outside China on us, our subsidiaries, officers, directors and shareholders, and others, including with respect to matters arising under U.S. federal or state securities laws. China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the U.S. and many other countries. As a result, recognition and enforcement in China of these judgments in relation to any matter, including U.S. securities laws and the laws of the Cayman Islands, may be difficult or impossible.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of the stock of our operating company.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, or Circular 698, where a foreign investor transfers the equity interests of a PRC resident enterprise indirectly by way of the sale of equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor should report such Indirect Transfer to the competent tax authority of the PRC resident enterprise. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement in order to avoid PRC tax, they will disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%. In addition, the PRC resident enterprise is supposed to provide necessary assistance to support the enforcement of Circular 698. At present, the PRC tax authorities will neither confirm nor deny that they would enforce Circular 698, in conjunction with other tax collection and tax withholding rules, to make claims against our PRC subsidiary as being indirectly liable for unpaid taxes, if any, arising from Indirect Transfers by shareholders who did not obtain their shares in the public offering of our shares.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.

The PRC State Administration of Foreign Exchange, or SAFE, issued a public notice in 2005 known as Circular 75 that requires PRC residents, including both legal persons and natural persons, to register with an appropriate local SAFE branch before establishing or controlling any company outside of China, referred to as an offshore special purpose company, for the purpose of acquiring any assets of or equity interest in PRC companies and raising funds from overseas. When a PRC resident contributes the assets or equity interests it holds in a PRC company into the offshore special purpose company, or engages in overseas financing after contributing such assets or equity interests into the offshore special purpose company, such PRC resident must modify its SAFE registration in light of its interest in the offshore special purpose company and any change thereof. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. If these shareholders fail to comply, the PRC subsidiaries of the offshore special purpose company may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions.

We are committed to complying with the Circular 75 requirements and to ensuring that our shareholders who are PRC citizens or residents comply with them. We believe that all of our current PRC citizen or resident shareholders and beneficial owners have completed their required registrations with SAFE. However, we may not at all times be fully aware or informed of the identities of all our beneficial owners who are PRC citizens or residents, and we may not always be able to compel our beneficial owners to comply with the Circular 75 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, Circular 75 or other related regulations. Failure by any such shareholders or beneficial owners to comply with Circular 75 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

In addition, the PRC National Development and Reform Commission promulgated a rule in 2004 requiring its approval for overseas investment projects made by PRC entities. However, there exist extensive uncertainties as to the interpretation of this rule with respect to its application to a PRC individual’s overseas investment and, in practice, we are not aware of any precedents that a PRC individual’s overseas investment has been either approved by the National Development and Reform Commission or challenged by the National Development and Reform Commission based on the absence of its approval. Our current beneficial owners who are PRC individuals did not apply for the approval of the National Development and Reform Commission for their investment in us. We cannot predict how and to what extent this will affect our business operations or future strategy.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds from the recently completed IPO or any future offerings, as an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries and controlled PRC affiliate, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries or controlled PRC affiliate are subject to PRC regulations and approvals. For example, loans by us to our PRC subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local counterpart.

We may also decide to finance our PRC subsidiaries through capital contributions. These capital contributions must be approved by the Ministry of Commerce in China or its local counterpart. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or controlled PRC affiliate or capital contributions by us to our subsidiaries or any of their respective subsidiaries. If we fail to receive such registrations or approvals, our ability to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

In 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested enterprise of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the foreign-invested enterprise’s approved business scope.

We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or controlled PRC affiliate or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing.

The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a majority of our revenues in Renminbi, which currently is not a freely convertible currency. Restrictions on currency conversion imposed by the PRC government may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside China. Under China’s existing foreign exchange regulations, Renminbi may be freely converted into foreign currency for payments relating to current account transactions, which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, by complying with certain procedural requirements. Our PRC subsidiaries may also retain foreign currency in their respective current account bank accounts for use in payment of international current account transactions. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions. Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to capital account transactions, which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiaries to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. We cannot assure you that the registration process will not delay or prevent our conversion of Renminbi for use outside of China.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The Enterprise Income Tax Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered PRC tax resident enterprises and will generally be subject to the uniform 25% PRC enterprise income tax rate on their global income. In addition, a tax circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises established outside of China as resident enterprises clarified that dividends and other income paid by such resident enterprises will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such resident enterprises to various reporting requirements with the PRC tax authorities. Under the implementation rules to the Enterprise Income Tax Law, a de facto management body is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and other assets of an enterprise. In addition, the tax circular mentioned above details that certain Chinese-invested enterprises will be classified as resident enterprises if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining de facto management bodies which are applicable to our company or our overseas subsidiary. If our company or any of our overseas subsidiaries is considered a PRC tax resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, our company or our overseas subsidiary will be subject to the uniform 25% enterprise income tax rate as to our global income as well as PRC enterprise income tax reporting obligations. Second, although under the Enterprise Income Tax Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as tax-exempted income, we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, dividends payable by us to our investors and gain on the sale of our shares may become subject to PRC withholding tax. It is possible that future guidance issued with respect to the new resident enterprise classification could result in a situation in which a withholding tax of 10% for our non-PRC enterprise investors or a potential withholding tax of 20% for individual investors is imposed on dividends we pay to them and with respect to gains derived by such investors from transferring our shares. In addition to the uncertainty in how the new resident enterprise classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If we are required under the Enterprise Income Tax law to withhold PRC income tax on our dividends payable to our foreign shareholders, or if you are required to pay PRC income tax on the transfer of our shares under the circumstances mentioned above, the value of your investment in our shares or ADSs may be materially and adversely affected. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The application of the M&A Rules remains unclear. These M&A Rules and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who are granted options or other awards under the equity incentive plan will be subject to these regulations as an overseas listed company. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing SAT Circular 59 and Circular 698, which became effective in January 2008, and a Circular 7 in replacement of some of the existing rules in Circular 698, which became effective in February 2015.

Under Circular 698, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

In February 2015, the SAT issued Circular 7 to replace the rules relating to indirect transfers in Circular 698. Circular 7 has introduced a new tax regime that is significantly different from that under Circular 698. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 698 and Circular 7, and may be required to expend valuable resources to comply with Circular 59, Circular 698 and Circular 7 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under SAT Circular 59, Circular 698 and Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 or Circular 698 and Circular 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

As a holding company, we conduct substantially all of our business through our consolidated subsidiaries incorporated in China. We may rely on dividends paid by these PRC subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Our current employment practices may be restricted under the PRC Labor Contract Law and our labor costs may increase as a result.

The PRC Labor Contract Law and its implementing rules impose requirements concerning contracts entered into between an employer and its employees and establishes time limits for probationary periods and for how long an employee can be placed in a fixed-term labor contract. Because the Labor Contract Law and its implementing rules have not been in effect very long and because there is lack of clarity with respect to their implementation and potential penalties and fines, it is uncertain how it will impact our current employment policies and practices. We cannot assure you that our employment policies and practices do not, or will not, violate the Labor Contract Law or its implementing rules and that we will not be subject to related penalties, fines or legal fees. If we are subject to large penalties or fees related to the Labor Contract Law or its implementing rules, our business, financial condition and results of operations may be materially and adversely affected. In addition, according to the Labor Contract Law and its implementing rules, if we intend to enforce the non-compete provision with an employee in a labor contract or non-competition agreement, we have to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the labor contract, which may cause extra expenses to us. Furthermore, the Labor Contract Law and its implementation rules require certain terminations to be based upon seniority rather than merit, which significantly affects the cost of reducing workforce for employers. In the event we decide to significantly change or decrease our workforce in the PRC, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our circumstances or in a timely and cost effective manner, thus our results of operations could be adversely affected.

We may not meet continued listing standards on the NASDAQ Capital Market.

If our shares are delisted from the NASDAQ Capital Market at some later date, our shareholders could find it difficult to sell our shares. In addition, if our common shares are delisted from the NASDAQ Capital Market at some later date, we may apply to have our common shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the NASDAQ Capital Market. In addition, if our common shares are delisted at some later date, our common shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our common shares might decline. If our common shares are delisted from the NASDAQ Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our shares would decline and that our shareholders would find it difficult to sell their shares.

The market price for our shares may be volatile.

The trading prices of our common shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our common shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our shares. In addition to the above factors, the price and trading volume of our common shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our users, or our industry;

●	regulatory uncertainties with regard to our variable interest entity arrangements;

●	announcements of studies and reports relating to our service offerings or those of our competitors;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the RMB and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding common shares; and

●	sales or perceived potential sales of additional common shares.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our Memorandum and Articles of Association, the Cayman Islands Companies Law (Revised) (the “Companies Law”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

Judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Our current operations are based in China. In addition, our current directors and executive officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are a foreign private issuer and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer.

We report under the Securities Exchange Act as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including:

●	the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act that require insiders to file public reports of their stock ownership and trading activities and impose liability on insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act that require the filing of quarterly reports on Form 10-Q containing unaudited financial and other specified information and current reports on Form 8-K upon the occurrence of specified significant events.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. There is no formal requirement under the Company’s memorandum and articles of association mandating that we hold an annual meeting of our shareholders. However, notwithstanding the foregoing, we intend to hold such meetings on our annual meeting to, among other things, elect our directors. As a result, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on or after June 30, 2018. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

We will incur increased costs as a publicly-traded company.

As a company with publicly-traded securities, we will incur additional legal, accounting and other expenses not presently incurred. In addition, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as well as rules promulgated by the SEC and the national securities exchange on which we list, requires us to adopt corporate governance practices applicable to U.S. public companies. These rules and regulations will increase our legal and financial compliance costs.

We may be exposed to risks relating to evaluations of controls required by Sarbanes-Oxley Act of 2002.

Pursuant to Sarbanes-Oxley Act of 2002, our management will be required to report on, and our independent registered public accounting firm may in the future be required to attest to, the effectiveness of our internal control over financial reporting. Our internal accounting controls may not meet all standards applicable to companies with publicly traded securities. If we fail to implement any required improvements to our disclosure controls and procedures, we may be obligated to report control deficiencies and, if required, our independent registered public accounting firm may not be able to certify the effectiveness of our internal controls over financial reporting. In either case, we could become subject to regulatory sanction or investigation. Further, these outcomes could damage investor confidence in the accuracy and reliability of our financial statements.

As an “emerging growth company” under the Jumpstart Our Business Startups Act, or JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of:

●	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

●	the last day of the fiscal year following the fifth anniversary of our IPO;

●	the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or

●	the date on which we are deemed a “large accelerated issuer” as defined under the federal securities laws.

For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of the IPO. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the trading price of our common shares may be more volatile. In addition, our costs of operating as a public company may increase when we cease to be an emerging growth company.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common shares.

Based on the anticipated market price of our common shares in the IPO and expected price of our common shares following the IPO, and the composition of our income, assets and operations, we do not expect to be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. Furthermore, this is a factual determination that must be made annually after the close of each taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our common shares and trading volume could decline.

The trading market for our common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our common shares or publish inaccurate or unfavorable research about our business, the market price for our common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our common shares to decline.

Our corporate structure, together with applicable law, may impede shareholders from asserting claims against us and our principals.

All of our operations and records, and all of our senior management are located in the PRC. Shareholders of companies such as ours have limited ability to assert and collect on claims in litigation against such companies and their principals. In addition, China has very restrictive secrecy laws that prohibit the delivery of many of the financial records maintained by a business located in China to third parties absent Chinese government approval. Since discovery is an important part of proving a claim in litigation, and since most if not all of our records are in China, Chinese secrecy laws could frustrate efforts to prove a claim against us or our management. In addition, in order to commence litigation in the United States against an individual such as an officer or director, that individual must be served. Generally, service requires the cooperation of the country in which a defendant resides. China has a history of failing to cooperate in efforts to affect such service upon Chinese citizens in China.

If we become directly subject to the recent scrutiny involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and or defend the matter, which could harm our business operations, stock price and reputation and could result in a complete loss of your investment in us.

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S. listed China-based companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and or SEC enforcement actions that are conducting internal and or external investigations into the allegations. If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and or defend our company. Such investigations or allegations will be costly and time-consuming and distract our management from our business plan and could result in our reputation being harmed and our stock price could decline as a result of such allegations, regardless of the truthfulness of the allegations.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a global information technology (“IT”), consulting and solutions service provider focused on delivering services to global institutions in banking, insurance and financial sectors, both in China and globally. For more than ten years, we have served as an IT solutions provider to a growing network of clients in the global financial industry, including large financial institutions in the US, Europe, Australia and Hong Kong and their PRC-based IT centers.

Since our inception, we have aimed to build one of the largest sales and service delivery platforms for IT services and solutions in China. The nature of the Company’s services is such that it provides a majority of services to its banking and credit card clients in order to build new or modify existing clients’ own proprietary systems. We maintain eleven delivery and or research & development (“R&D”) centers to serve different customers in various geographic locations. Seven centers are located in China including cities of Shanghai, Beijing, Dalian, Tianjin, Chengdu, Guangzhou and Shenzhen. The remaining four centers are located in Hong Kong, Taiwan, Singapore and Australia. By combining onsite (when we send our team to our client) or onshore (when we send our team to client’s overseas location) support and consulting with scalable and high-efficiency offsite (when we send our team to a location other than client’s location) or offshore (when we send our team to a location that is other than a client’s location overseas) services and processing, we are able to meet client demands in a cost-effective manner while retaining significant operational flexibility. By serving both Chinese and global clients on a common platform, we are able to leverage the shared resources, management, industry expertise and technological know-how to attract new business and remain cost competitive.

Corporate History and Background

CLPS Incorporation was incorporated under the laws of the Cayman Islands on May 11, 2017. Our share capital is US$10,000, which is divided into 100,000,000 common shares authorized, or US$0.0001 par value per share. On December 7, 2017, the Board of Directors approved a nominal issuance of the following shares to the existing shareholders: 5,000,000 shares to Qinrui Ltd., 5,000,000 shares to Qinhui Ltd; 430,823 shares to Qinlian Ltd., 430,804 shares to Qinmeng Ltd. and 428,373 shares to Qinyao Ltd. All of the five shareholders are incorporated in the British Virgin Islands.

The Company owns all of the outstanding capital stock of both Qinheng (incorporated on June 9, 2017) and Qiner (incorporated on April 21, 2017). Qinheng owns all of the outstanding capital stock of CLPS QC (WOFE) (incorporated on August 4, 2017). CLPS QC (WOFE) and Qiner respectively own 55.30% and 44.70% of the outstanding capital stock of CLPS Shanghai, the Company’s operating subsidiary based in Pudong New District, Shanghai, China, originally incorporated on August 30, 2005.

On August 30, 2005, CLPS Shanghai was established by Jingsu Pan and Xiaochun Deng as a PRC limited liability company. Jingsu Pan and Xiaochun Deng each actually paid RMB250,000 (approximately US$30,881) in cash for 50% of equity interest in CLPS Shanghai, and the total registered capital of CLPS Shanghai was RMB500,000 (approximately US$61,763).

On December 23, 2005, CLPS Shanghai increased its registered capital to RMB1,000,000 (approximately US$123,671). Jingsu Pan and Xiaochun Deng respectively made full payment for their subscribed capital to RMB500,000 (approximately US$61,835) on December 21.

On March 29, 2010, Yan Pan entered into a Share Purchase Agreement with Jingsu Pan to purchase all of Jingsu Pan’s shares in CLPS Shanghai. Pursuant to the Share Purchase Agreement, Yan Pan paid RMB500,000 (approximately US$61,835) for 50% shares of CLPS Shanghai. After this share transfer, Yan Pan and Xiaochun Deng respectively held 50% shares of CLPS Shanghai.

On October 19, 2010, Raymond Ming Hui Lin entered into a Share Purchase Agreement with Xiaochun Deng to purchase all of Xiaochun Deng’s shares in CLPS Shanghai. Pursuant to the Share Purchase Agreement, Raymond Ming Hui Lin paid RMB500,000 (approximately US$61,835) for 50% shares of CLPS Shanghai. After this share transfer, Yan Pan and Raymond Ming Hui Lin respectively held 50% shares of CLPS Shanghai. Since Raymond Ming Hui Lin is a Hong Kong resident, CLPS Shanghai changed its form in a Sino-foreign equity joint venture.

On October 31, 2012, CLPS Shanghai increased its registered capital to RMB5,000,000 (approximately US$799,987). Yan Pan and Raymond Ming Hui Lin each increased their subscribed capital to RMB2,500,000 (approximately US$399,993). Yan Pan actually paid RMB1,000,000 (approximately US$159,997) and Raymond Ming Hui Lin actually paid RMB1,008,120 (approximately US$161,296) for the capital contributions on October 18, 2012.

On October 30, 2013, Xiao Feng Yang entered into a Share Purchase Agreement with Yan Pan to purchase all of Yan Pan’s shares in CLPS Shanghai. Pursuant to the Share Purchase Agreement, Xiao Feng Yang paid RMB2,500,000 (approximately US$399,993) for 50% shares of CLPS Shanghai. After this share transfer, Xiao Feng Yang and Raymond Ming Hui Lin respectively held 50% shares of CLPS Shanghai.

On June 24, 2014, CLPS Shanghai increased its registered capital to RMB30,000,000 (approximately US$4,759,004). Xiao Feng Yang and Raymond Ming Hui Lin respectively increased their subscribed capital to RMB15,000,000 (approximately US$2,379,502).

On April 23, 2015, Raymond Ming Hui Lin paid RMB6,163,560 (approximately US$994,523) for the capital contribution that he has made.

On May 27, 2015, Raymond Ming Hui Lin paid RMB3,391,883 (approximately US$546,980) for the capital contribution that he has made.

On May 29, 2015, Xiao Feng Yang paid RMB4,400,000 (approximately US$709,906), plus with his cash dividends for the capital contribution that he has made.

On August 5, 2015, Raymond Ming Hui Lin paid RMB3,894,060 (approximately US$627,103) for the capital contribution that he has made.

On August 27, 2015, Raymond Ming Hui Lin paid RMB42,377 (approximately US$6,615) for the capital contribution that he has made.

On July 21, 2015, Xiao Feng Yang paid RMB1,100,000 (approximately US$177,147) for the capital contribution that he has made.

On August 14, 2015, Xiao Feng Yang paid RMB8,000,000 (approximately US$1,251,799), plus with his cash dividends for the capital contribution that he has made.

On December 15, 2015, CLPS Shanghai changed its form into a PRC joint stock limited company. The share capital of CLPS Shanghai was RMB30,000,000, which was divided into 30,000,000 shares of RMB1.00 per share.

On May 26, 2016, three limited partnerships subscribed new shares issued by CLPS Shanghai and became shareholders of CLPS Shanghai. These three limited partnerships were: Shanghai Qinyao Investment Partnership (LLP), Shanghai Qinzhi Investment Partnership (LLP) and Shanghai Qinshang Software Technology Counsel Partnership (LLP). After the above-mentioned subscription, the shareholding structure of CLPS Shanghai was as follows:

INVESTORS	PLACE OF REGISTRATION	SHARES
Xiao Feng Yang	PRC	15,000,000
Raymond Ming Hui Lin	Hong Kong	15,000,000
Shanghai Qinyao Investment Partnership (LLP)	PRC	1,700,000
Shanghai Qinzhi Investment Partnership (LLP)	PRC	1,270,000
Shanghai Qinshang Software Technology Counsel Partnership (LLP)	PRC	900,000
Total:		33,870,000

On June 5, 2017, Qinheng was established by CLPS Incorporation in Hong Kong. The total amount of share capital of Qinheng to be subscribed by CLPS Incorporation was HKD 10,000.00 and CLPS Incorporation held 100% of equity interest in Qinheng.

In July 2017, three of the abovementioned limited partnerships transferred all of their equity interest in CLPS Shanghai to their individual partners according to the proportion of each partner’s capital contribution. A total of 47 individuals became shareholders of CLPS Shanghai.

In August 2017, Qiner entered into three Share Purchase Agreements with three non-Chinese individual shareholders of CLPS Shanghai, The three non-Chinese individual shareholders are Raymond Ming Hui Lin (Hong Kong), Limpiada Zosimo (Philippines) and Lin James De-Mou (Taiwan). Including, Raymond Ming Hui Lin sold 15,000,000 shares, Limpiada Zosimo sold 71,229 shares and Lin James De-Mou sold 67,510 shares. The aforementioned share transfer was part of reorganization of the group.

On August 4, 2017, CLPS QC (WOFE) received a business license from China (Shanghai) Pilot Free Trade Zone Administration for Industry and Commerce and was established by Qinheng as a PRC limited liability company. Qinheng subscribed USD 200,000 and held 100% of equity interest in CLPS QC (WOFE).

On October 31, 2017, CLPS Incorporation entered into a SOLD NOTE with Raymond Lin Ming Hui to purchase all of Raymond Lin Ming Hui’s shares in Qiner. After this transfer, CLPS Incorporation held 100% shares of Qiner. Qiner has become CLPS Incorporation’s wholly-owned subsidiary.

In October 2017, all Chinese individual shareholders of CLPS Shanghai completed the procedures for foreign exchange registration of overseas investments in accordance with the Circular of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles (SAFE 2014 No. 37). After these registrations, CLPS QC (WOFE) entered into 46 Share Purchase Agreements with all 46 Chinese individual shareholders of which the 46 Chinese individual shareholders in total held 18,731,261 shares of CLPS Shanghai. The aforementioned share transfer was part of a reorganization of the group.

On November 2, 2017, the transfer between the 46 Chinese individual shareholders and CLPS QC (WOFE) has completed the record-filing of changes of Foreign-invested Company and got the record receipt.

The shareholding structure of CLPS Shanghai is as follows:

INVESTORS	PLACE OF REGISTRATION	SHARES
Shanghai Qincheng Information Technology Co., Ltd.	PRC	18,731,261
Qiner Co., Limited	Hong Kong	15,138,739
Total:		33,870,000

As of the date of this Annual Report, CLPS Shanghai has two wholly-owned subsidiaries: CLPS Dalian, and CLPS RC. Besides the two wholly-owned subsidiaries, CLPS Shanghai participated in the following investments:

●	CLPS Beijing — CLPS Shanghai holds 70% of equity interest in CLPS Beijing, a PRC limited liability company

●	Judge China — CLPS Shanghai holds a 60% of equity interest in Judge China, a PRC limited liability company

●	CLPS Hong Kong — CLPS Shanghai holds 80% of equity interest in CLPS Hong Kong, a Hong Kong company

●	CLPS Shenzhen — CLPS Shanghai holds 70% of equity interest in CLPS Shenzhen, a PRC limited liability company.

●	Huanyu — CLPS Shanghai holds 30% of equity interest in Huanyu a PRC limited liability company.

●	CLPS Guangzhou — CLPS Shanghai holds 51% of equity interest in CLPS Guangzhou, a PRC limited liability company.

IT consulting services primarily includes application development services for banks and institutions in the financial industry and which are billed for on a time-and-expense basis. Customized IT Solutions Service primarily includes customized solution development and maintenance service for general enterprises and which are billed for on a fixed-price basis. The following entities provide either consulting or solution services or both, depending on where our clients are based. The entities are currently servicing one of the services might expand to both services if our clients’ needs arise:

●	CLPS Dalian provides both consulting and solution services. CLPS Dalian services clients in China’s north east region, including Dalian.

●	CLPS RC provides both consulting and solution services. CLPS RC focuses on small and medium domestic financial institutions.

●	CLPS Beijing provides both consulting and solution services. CLPS Beijing services clients in China’s central east region, including Beijing and Tianjin.

●	CLPS AU currently only provides consulting services. CLPS AU services clients in Australia.

●	CLPS SG currently only provides consulting services CLPS SG services clients in South East Asia region, including Singapore.

●	Judge China is a joint venture with The Judge Group in the US. Judge China continues to service The Judge Group’s clients in China. Judge China focuses on expanding its client bases with collaboration efforts with The Judge Group.

●	CLPS Hong Kong currently only provides consulting services. CLPS Hong Kong services clients in East Asia region, including Hong Kong.

●	CLPS Shenzhen currently only provides consulting services. CLPS Shenzhen services clients in Shenzhen.

●	CLPS Guangzhou currently only provides consulting services. CLPS Guangzhou services clients in Guangzhou.

●	CLPS Shanghai holds 30% of equity interest in Huanyu which was incorporated in September 2017 for the purposes of providing Internet technology services and products to clients. CLPS Shanghai, CLPS Dalian, CLPS RC, CLPS Beijing and Judge China all contribute material amounts of the Company’s total revenues.

Corporate Information

Our principal executive office is located at the 2nd Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong, Shanghai 201203, PRC. Our telephone number is (+86)21-31268010. Our website is as follows www.clpsglobal.com. The information on our website is not part of this Annual Report.

The following diagram illustrates our corporate structure:

* On July 20, 2018, the Company decided to close down FDT-CL.

The Initial Public Offering

On May 24, 2018, the Company completed its initial public offering of 2,000,000 common shares, $0.0001 par value per share. The common shares were sold at an offering price of $5.25 per share, generating gross proceeds of approximately $10.5 million, and net proceeds of approximately $9.5 million. The registration statement relating to this IPO also covered the underwriters’ common stock purchase warrants and the common shares issuable upon the exercise thereof in the total amount of 83,162 common shares. Each five-year warrant entitles the warrant holder to purchase the Company’s shares at the exercise price of $6.30 per share and is not be exercisable for a period of 180 days from May 23, 2018. On June 8, 2018, the Company closed on the exercise in full of the over-allotment option to purchase an additional 300,000 common shares of the Company by The Benchmark Company, LLC, the representative of the underwriters in connection with and the book running manager of the Company’s IPO, at the IPO price of $5.25 per share. As a result, the Company has raised gross proceeds of approximately $1.58 million, in addition to the IPO gross proceeds of approximately $10.5 million, or combined gross IPO proceeds of approximately $12.08 million, before underwriting discounts and commissions and offering expenses. Our common shares began trading on the NASDAQ Capital Market on May 24, 2018 under the ticker symbol “CLPS”.

We have earmarked and have been using the proceeds of the initial public offering as follows: approximately $4.41 million for global expansion, i.e., to expand our existing locations to develop new clients by hiring more qualified personnel, system integration and marketing effort; approximately $3.31 million for working capital and general corporate purposes; approximately $2.21 million for R&D; and approximately $1.09 million for talent development.

B.	Business Overview

Overview

We are a global information technology (“IT”), consulting and solutions service provider focused on delivering services to global institutions in banking, insurance and financial sectors, both in China and globally. For more than ten years, we have served as an IT Solutions provider to a growing network of clients in the global financial industry, including large financial institutions from the US, Europe, Australia and Hong Kong, and their PRC-based IT centers. We have created and developed a particular market niche by providing turn-key financial solution. Since our inception, we have aimed to build one of the largest sales and service delivery platforms for IT services and solutions in China. We maintain eleven delivery and or research and development (“R&D”) centers to serve different customers in various geographic locations. Seven centers are located in China, including cities of Shanghai, Beijing, Dalian, Tianjin, Chengdu, Guangzhou and Shenzhen. The remaining four centers are located in Hong Kong, Taiwan, Singapore and Australia. By combining onsite or onshore support and consulting with scalable and high-efficiency offsite or offshore services and processing, we are able to meet client demands in a cost-effective manner while retaining significant operational flexibility. We believe that maintaining our Company as a proven, reliable partner to our financial industry clients both in China and globally positions us well to capture greater opportunities in the rapidly evolving global market for IT consulting and solutions.

Industry and Market Background

China’s Banking Industry

According to the 2017 annual report of China Banking Regulatory Commission (CBRC), China’s banking financial institutions had total assets of RMB 525.4 trillion (USD80 trillion) at the end of 2017, year-on-year increase of RMB 20.2 trillion (USD3.1 trillion), or 8.7%. Total liabilities equaled to RMB 232.9 trillion (USD35.2 trillion), year-on-year increase of RMB 18.1 trillion (USD2.7 trillion), or 8.4%. The total assets of banking financial institutions were RMB 27.6 trillion (USD4.1 trillion) in 2003. Over the past 10 years, total assets of China’s banking financial institutions grew at a compound annual growth rate of nearly 20%. Notwithstanding the growth rates, however, the banking industry is facing many challenges, such as the competition with private capital, the participation of technological enterprises, changes in the financial market, the tightening of regulatory policies, and more diversified deposit substitute products, among others. Following the 2006 repeal of geographical and customer restrictions on foreign banks, the CBRC continued the policies to open China’s banking industry for entry by foreign competitors to promote healthy competition in the industry. As a result, foreign banks are now present in 70 cities of 27 provinces in China, with headquarters, branches, sub-branches and a complete service network with certain coverage and market depth, with more than 1044 outlets.

Software and Information Technology Service Industry in China

According to the 2017 Economic Performance of the Software Industry report of Ministry of Industry and Information Technology (MIIT), China’s software and information technology service industry continued to show a steady and significant operating trend. The income and profit have grown, innovation capability continued to improve, industrial structures were continually developed and optimized, and services and support have been significantly enhanced.

China’s software and information technology service industry has developed and grown rapidly in recent years. The MIIT data shows that the industry’s revenue reached RMB 5.5 trillion (USD831.2 billion) in 2017, an increase of 13.9% compared to 2016 with a growth rate of 0.8% year-on –year. Industry profits grew faster than revenues. In 2017, the industry achieved a total profit of RMB 702 billion (USD106.1 billion), an increase of 15.8% from the previous year, i.e., 2.1% higher than in 2016, and 1.9% higher than the growth rate of revenue.

R&D investment and innovation capability has been continuously and strategically improved. Data from key software companies showed that the annual R&D investment is close to 11%. China Copyright Protection Center data showed that the number of software copyright registrations in China exceeded 700,000 in 2017, an increase of 85% over the previous year, showing exponential growth. Emerging technologies such as big data, cloud computing and artificial intelligence were quickly applied and expanded. This proves that the industry continues to grow vigorously.

The structure of the software and information technology service industry has been continued to develop, and the ecological industry chain is continuously optimized to provide crucial support and guarantee construction of a dependable network powerhouse within the country.

Data Source: The Ministry of Industry and Information Technology, National Bureau of Statistics of China.

The development of China’s software and IT service industry is generally characterized by:

●	Information technology services —stayed ahead and continued to evolve towards cloud computing. In 2017, the industry’s revenue from information technology services reached RMB 2.9 trillion (USD438.3 billion), an increase of 16.8% over the previous year. The growth rate was 2.9% higher than the industry’s average, accounting for 53.3% of the industry’s revenue. Among them, cloud computing-related operational services (including SaaS, PaaS, at IaaS, etc.) revenues exceeded RMB800 billion (USD121 billion), an increase of 16.5% over the previous year.

●	Software products —grew steadily and the capabilities were significantly enhanced. In 2017, the industry’s revenue from software product reached RMB1.7 trillion (USD257 billion), an increase of 11.9% over the previous year, accounting for 31.3% of the industry’s revenue. Among them, information security and industrial software products revenues exceeded RMB100 billion (USD15.1 billion), an increase of 14% and 19.9% respectively. With the breakthrough of emerging technologies, the software industry is moving towards building a strong industrial foundation, advancing information system security control, and driving industrial intelligence.

●	Software technology application and capabilities in various IT field —revenues from technology services for e-commerce platforms increased by 30.3% from previous year. The 15.6% year-on-year revenue increase in integrated circuit (IC) design ably contributed in the development of IC industry. Aggressive penetration in communications, hospitals, transportation, machineries, and other industries saw embedded system software as a key driving force in using technology to digitally transform products and equipment into smarter ones with more value-added features. The annual revenue for these reached RMB847.9 billion (USD128.1 billion), an increase of 8.9% over the previous year.

●	Development on regional level —the eastern region has developed steadily, and the software industry in the central and western regions has accelerated. In 2017, revenue from software business completed in eastern regions reached RMB4.4 trillion (USD665 billion), with a growth rate of 13.8% year-on-year, accounting for 79.2% of the national software industry, a decrease of 0.1% from the previous year. Revenue from software business completed in central and western regions was RMB249.7 billion (USD38 billion) and RMB618.7 billion (USD94 billion), respectively, with a growth rate of 15.9% and 17.3%, accounting for 4.5% and 11.2 %t of the national software industry, respectively, an increase of 0.1% and 0.3% from the previous year. Software business revenue in northeast China reached RMB277.8 billion (USD42 billion), an increase of 7.1%, accounting for 5.1% of the national software industry, a decrease of 0.3% year-on-year.

Financial institutions/Banking IT solutions refer to the software or IT related services provided by professional IT service providers who use their own experience and technology to meet each bank’s individual needs in business development, strategic development and management efficiency. The market shares of China Banking IT Solution Industry are shown as below:

Data Source: IDC data

According to IDC’s 2017 China Banking IT Solution Market Share report, 2017 can be considered as a “highly regulated year” for China’s banking industry. It is now the dawning of the age for fully-integrated banking industry and financial technology in China. In the financial services domain, applying financial technology in the banking industry is becoming evident in its platform and smart offerings. With the increasing application of emerging technologies like big data, cloud computing, artificial intelligence and blockchain, complete integration of banking and financial technology will help accelerate the penetration of new financial products into traditional banking ultimately achieving the goal of transforming the industry into a generation of intelligent banking.

In 2017, China’s banking IT solution market continued to maintain a strong and stable development. Although some manufacturers’ profit margins have declined, overall, they have maintained relatively strong growth. IDC believes that city commercial banks and rural commercial banks are becoming the main sectors of the bank’s IT solution market. Specialized services are still an important development trend in the future of the IT solutions market in China’s banking industry. The current Chinese banking IT solution market is gradually transforming from a “software plus service” delivery model to a service-oriented delivery model In 2017, this trend continues to extend from large to urban and rural commercial banks. Cloud delivery model becomes an important development direction, which will help improve the overall quality level of the solution.

In 2017, the overall market size of China’s banking IT solution market reached RMB 33.96 billion (USD5.13 billion), an increase of 22.5% over 2016. IDC predicts that the market will grow at a compound annual growth rate of 20.8% from 2018 to 2022. By 2022, the scale of China’s banking IT solution market will reach RMB88.295 billion (USD13.34 billion).

IDC believes that China’s banking IT solution market will continue to maintain a stable growth trend in the next few years, and its growth rate will still be higher than of China’s banking industry’s overall IT investment. Large commercial banks are increasingly emphasizing building their own IT systems. City commercial banks and rural commercial banks with medium-sized assets, however, become the main battlefields of the IT solution market, with small banks seen to increasingly adopt specialized cloud services in the future.

China’s banking IT industry faces various challenges. In accordance with CRBC’s 2014 Guiding Opinions, China’s banking institutions are required to master core knowledge and key technologies of banking informatization by 2019. Beginning in 2015, and every year thereafter, banking financial institutions are required to increase the application rate of safe and controllable information technologies by 15%. They are also required to set aside no less than 5% of the annual information budget to support their forward-looking, innovative and planning research on safe and controllable information systems, and help the organization to grasp the core IT knowledge and skills. In addition, as traditional banks combine their services with online banking, IT support is required from the front payment to background asset structure matching.

With the participation of private banks, foreign banks, Internet banks and other non-traditional, non-state-owned banks, the competition in the banking industry has intensified and the banking IT service support is an important means for banks to enhance the user experience, gain an upper hand in the competition and save costs. In order to increase market share, new participants in the banking industry invest in what differentiates them from existing players. Improved user experience, risk control and risk prevention, information upgrades, network infrastructure, and mobile terminal layout are complex projects, requiring significant capital investment. These factors contribute to the continuous growth of China’s banking IT investment, and promote the rapid development of China’s banking IT industry.

Our primary focus is in the following key operational areas:

Consulting Services

Credit Card Services

Most of the global credit card issuers maintain branches and supporting technical infrastructure in China. The development, testing, support and maintenance of these platforms require in-depth understanding and knowledge of business processes supported by IT. There is a significant demand for such IT consulting services among large-scale credit card platforms because many of such institutions experience shortage of qualified personnel and resources. We offer more than ten years of experience in IT consulting services across key credit card business areas, including credit card applications, account setup, authorization and activation, settlement, collection, promotion, point system, anti-fraud, statement, reporting and risk management. In the past years, we have successfully helped our China and global clients manage their credit card IT systems such as VisionPLUS. We offer expertise in customizing these credit card tools and platforms to suit a variety of business models. Our highly experienced team possesses the requisite expertise in providing the credit card services. The IT consulting professional teams provides the credit card services from Shanghai, Dalian and Hong Kong. We offer this experience and expertise in various currencies, across different geographical regions, including, but not limited to China, Singapore, UK, Philippine, Indonesia, Latin America. In addition, we have developed a series of credit card solutions in order to meet the needs of our clients better.

Core Banking Services

We are one of China’s largest core banking system services providers for global banks. Most global banks establish their IT development centers and gradually expand their business in China. Those banks require significant core banking IT services. We offer more than ten years of experience in providing leading global banks with the support and expertise needed to implement their core banking system, including business analysis, system design, development, testing services, system maintenance, and global operation support. We provide services across multiple functions including loans, deposit, general ledger, wealth management, debit card, anti-money-laundering, statement and reporting, and risk management. We also provide architecture consulting services for core banking systems and online and mobile banking. We successfully transformed the centralized core banking system for one of our US-based clients to a service-oriented architecture and integrate it into a global unified version, which successfully satisfied its business needs in various markets. In addition, we engage the cloud-native solution of core banking system with micro services architecture, which can serve both Chinese and global banks to meet the ever-changing demands of the market with high flexibility, high scalability, high reliability and multichannel connectivity.

For the years ended June 30, 2018 and 2017, revenues from our IT consulting services were approximately USD47.2 million and USD29.1 million, respectively. Revenues from our IT consulting services accounted for 96.4% and 92.9% of our total revenues in fiscal 2018 and 2017, respectively.

Solution Services

We are also an IT solution services provider in China and globally. We offer our clients over a decade of experience proving Chinese and global financial institutions with business and technological know-how including cloud computing and big data. We have accumulated an in-depth knowledge base that enables us to provide end-to-end customized solutions for our clients. The performance from our R&D center supports tour ability to offer our clients creative solution design, especially in the areas of new information technology such as blockchain.

We offer software project development, maintenance and testing solution services, including COBOL, Java, .NET, Mobile and other technology applications. Specifically, we assist our clients in three aspects: (i) adopting and applying the most suitable technologies to ensure that software solutions are designed with information security and intellectual property rights protection in mind, (ii) building and managing a dedicated or leveraged software development, maintenance and testing quality and efficiency testing, and (iii) providing onshore and offshore IT solution services to ensure turn-key delivery.

We have been working with a number of Chinese domestic banks to assist them in leveraging blockchain technology. Using this technology, a loyalty reward solution was developed allowing domestic banks to track and trace transactions in real-time. It was recently implemented in Jiangnan Rural Commercial Bank. Also, the pilot phase of this solution was completed for Taicang Rural Commercial Bank.

The solution sets up a consortium chain platform using blockchain technology. When a bank or a merchant joins the consortium, it becomes a node of the consortium chain. This allows the bank’s customers to manage and use their rewards among different banks and merchants, as well as share rewards among different customers. There are four layers in the overall architecture in this solution which includes the blockchain core layer, the blockchain SDK layer, the application system layer and the front-end layer. The consensus mechanism, P2P protocol, distributed ledger and storage mechanism of core layer are used to record transactions and prevent fraud. We will continue to develop our new IT solutions to meet the evolving needs of our Chinese and global financial institutional clientele drawing upon the forward-looking research of our R&D center.

For the years ended June 30, 2018 and 2017, revenues from our customized IT solution services were approximately USD1.6 million and USD1.8 million, respectively. Revenues from our customized IT solution service accounted for 3.3% and 5.9% of our total revenues in fiscal years 2018 and 2017, respectively.

Other Services

CLPS Virtual Banking Platform (CLB) — CLB is a unique and successful training platform for IT talents owned by CLPS. For more than ten years, we have been focusing on recruiting, training, developing and retaining human capital and talents. We have been developing and continuously upgrading our CLB to train specialized financial IT personnel in order to differentiate ourselves from general IT developers. CLB is one of the crucial components of our Talent Creation Program (“TCP”). It contains a full set of banking application modules covering areas such as core banking, credit cards, and wealth management, incorporated with cutting-edge technologies, such as JAVA, Android & iOS, HTML, blockchain, cloud computing and big data.

Our Strategies

We have developed and intend to implement the following strategies to expand and grow the size of our Company:

●	Grow revenue with existing and new clients — We intend to pursue additional revenue opportunities from existing Chinese and global clients, which include many of the leading companies in our financial industry. We will focus on continuing to deliver high quality services and solutions and identifying additional opportunities with existing clients as they will continue to constitute a significant portion of our revenues and medium-term growth. We will also continue to target certain new Chinese and global clients, using our comprehensive service and solution offerings, combined with increasingly deep domain expertise in finance industry. Furthermore, we will continue to invest in a delivery platform that benefits both Chinese and global clients, capturing synergies between the China and global markets to benefit both groups of clients.

●	Continue to invest in research and development, deepen domain expertise and develop specific solutions for target industry verticals — We will continue to enhance our domain knowledge in the financial industry and relevant business-specific processes. As we grow our industry and service area expertise, we intend to leverage the domain knowledge accumulated in our work with our Chinese and global clients to more effectively address their business-specific needs. In addition, we plan to continue investing in R&D, focusing on developing solutions that leverage our industry experience and R&D capabilities, to combine proprietary applications with our services to best address client needs.

●	Continue to invest in training and development of our world-class human capital base — We place a high priority on attracting, training, developing and retaining our human capital base to be increasingly competitive. We will continue to build our professional talent pool through our Talent Creation Program (“TCP”) and Talent Development Program (“TDP”) to ensure the sustainable supply of financial IT talent resources. These programs are the result of our collaboration with Shanda University and utilization of a technical curriculum and professional certifications developed and maintained by our Company. We will continue to develop our scalable human capital platform by implementing resource planning and staffing systems and by attracting, training and developing high-quality professionals to form CLPS’s large talent pool in order to meet ever-changing clients’ needs. We will build on and leverage existing training programs and leverage the CLPS College, which we intend to expand to other key cities and other industries, such as the insurance sector, to tap deeper into CLPS’s talent pool. In addition to our dedicated training centers, we expect to open additional training centers overseas as we anticipate increasing demand for our services and solutions. We will continue to strengthen our collaboration with leading domestic universities to improve our on-campus recruiting results and help to better prepare graduates for work in our industry. The strength of our TCP/TDP program adds to our recognition in the industry by competitors and customers alike.

●	Drive efficiencies through ongoing improvements in operational excellence — We strive to gain significant operating efficiencies by leveraging historical and ongoing investments in infrastructure, research and development and human capital. We operate our business on a single, integrated platform, with centralized functions which provide significant economies of scale across our business both domestically and globally, as well as cross service offerings. We also expect to continue investing in our own IT infrastructure and more advanced technologies, such as cloud computing, to allow us to enhance our scalability and continue to grow in a more cost-effective fashion. As part of expanding our scale, we intend to continue building up training centers tailored to our human capital needs to deploy human capital more efficiently, thereby improving overall resource utilization and productivity.

●	Capture new growth opportunities through strategic alliances and acquisitions — We will continue to pursue selective alliances and acquisitions in order to enhance our industry-specific technology and service delivery capabilities by building on our track record of successfully acquiring and integrating targeted companies. We will continue to identify and assess opportunities to enhance our abilities to serve our clients. We will focus on enhancing our technology capabilities, deepening our penetration into key clients, expanding our portfolio of service offerings and expanding our operations geographically.

Our Competitive Strengths

We believe that the principal competitive factors in our markets are industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing and selling skills, scalability of infrastructure and price.

We believe that there are several key strengths that differentiate us from our competitors and will continue to contribute to our growth and success.

We have established employee loyalty through the core engine of TCP and TDP programs both are integral parts of our supply chain which supports our service lines. Since 2008, our talent training services have offered training courses in five areas, including domain knowledge, technology skills, data security and management compliance training, soft skills for personnel; and English language skills including verbal and business correspondence for all level, especially for those who need to communicate with global customers directly on a daily basis. We believe that the depth and comprehensive nature of our talent training services are key features that distinguish us from our competitions. For more than ten years, the Company has been recruiting, training, developing and retaining human capital and talents. We have been developing and upgrading our CLPS Virtual Banking Platform (CLB) to train specialized financial IT professionals. CLB is one of the crucial components which enables our Talent Creation Program. It contains a full set of banking application modules covering areas such as core banking, credit cards and wealth management incorporated with cutting-edge technologies, such as JAVA, Android & iOS, HTML and big data. We select more than 200 students each year to participate in our training program. During their junior and senior years, the students learn to implement the concepts covered by our TCP platform along with their other computer science theory and coursework. Thereafter, the students join us as interns to continue improving their software development skills and will eventually become part of our development teams. As a result, graduates have an equivalent of nine months’ worth of “on the job” training and experience. In 2017, we collaborated with Global Business College of Australia (GCBA) to set up a Financial Innovation Center (FIC) on its campus to offer our TCP training program to GCBA students with a specific interest in banking industry.

Our TDP program is a continuous internal training program for our skilled-professionals in order to serve our clients better. The TDP program increases our professionals’ skillsets and business knowledge in their respective domain and technical fields. Our joint effort with Fudan University has established support to our senior staff to earn a financial-IT oriented master’s degree in Software Engineering (MSE). Since 2005, through our TCP and TDP programs, we have trained and retained a large pool of specialized personnel skilled in serving financial-related industry clients.

As a result of our employee loyalty programs, we have established an ecosystem of loyal client relationships. Employee satisfaction and enhanced career development have resulted in better service to our clients. Client satisfaction in return motivates our employees to continue to provide excellent service to our clients. In addition to the above-mentioned benefits, our Company’s strengths include the following:

●	core competency particularly in banking and insurance industry;

●	deep domain knowledge and solutions in financial industry verticals;

●	strategic engagements with financial blue-chip clients most of whom have been with us since our inception;

●	comprehensive service offerings including financial IT solutions & consulting as well as other services;

●	experienced senior management team with proven track record of success.

Customers

Our clients include large corporations headquartered in China and globally which include, among others:

●	Banking or their China-based IT centers — Citibank, Standard Chartered Bank (China) Ltd., ANZ Bank, Commonwealth Bank of Australia, Bank of Communications.

●	Financial Industry — AIA, China Life Insurance, First Data, Haitong Securities, Orient Securities and China Universal Asset Management Company.

●	Technology Customers — eBay, CRIF Information Technology, Experian, AGFA Healthcare and Neusoft.

By serving both Chinese and global clients on a common platform, we are able to leverage the shared resources, management, industry expertise and technology know-how to attract new business and remain cost competitive.

Sales and Marketing

We have invested in building a broad sales force and marketing team. As of June 30, 2018, our business development teams consisted of 29 full-time sales and marketing personnel, including 21 sales managers, each of whom is responsible for a designated sales region or client account. We plan to enhance our sales efforts by recruiting more sales personnel both domestically and overseas.

Competition

The market for IT services is highly competitive and we expect competition to intensify. We believe that the principal competitive factors in our markets are industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing skills and price. Domestically, we face competition from the following major competitors: Shenzhen Forms Syntron Information Co., Ltd, Sunline Tech, Amarsoft and CSII. These competitors are all domestic listed companies and possess a considerable market share in IT services industry. Shenzhen Forms Syntron Information Co., Ltd is committed to provide professional IT service outsourcing and consulting for large domestic commercial banks. Sunline Tech, Amarsoft and CSII have the similar business model who are engaged in providing IT solutions and services mainly for domestic banks and other financial institutions. While compared with above competitors, as an IT solution and consulting services provider, we’ve been specializing in industry demands analysis and focusing on delivering services to global institutions in banking, insurance and financial sectors, both in China and globally. As one of the earliest companies engaging in Banking IT services in China, we have accumulated rich industrial experience and successful cases during more than 10 years of business development and our market share is gradually increased. With the interest marketization and rise of Internet Finance, banking industry market grows more competitive. Since Core Banking Business is occupying a key position in the overall banking IT services market, we will enhance our core market competence by taking advantage of our current technology; internationally, our competitors include Wipro, TCS Consultancy, and Infosys Limited. To date, we do not typically compete directly with the larger global consulting and outsourcing firms, such as Accenture, Capgemini, Hewlett-Packard and IBM, who are typically engaged in conjunction with large global projects. However, we may compete with these firms if they seek smaller engagements, particularly in conjunction with a strategy to enter the domestic Chinese market. In addition, the trend towards offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological innovation will result in new and different competitors entering our markets. We believe that our delivery capabilities are competitive with companies such as these, and that our domestic China market experience and know-how provides us with a competitive advantage in serving our clients.

Research and Development

R&D is an integral part of our continued growth. In order to serve our Chinese and global clients’ needs better, we focus on exploring and researching new and advanced technologies and how to best integrate them into our existing and new solutions.

Currently, we are working on applying new and advanced technologies and tools to enhance our project delivery capability and efficiency. For instance, we applied the DevOps methodology and tools in our project delivery process and platform. This methodology has greatly enhanced the development, operational efficiency and project quality. We focus on block chain, big data and cloud native applications. We have developed a loyalty reward solution based on a block chain platform and implemented this solution with several China-based banks. With micro services architecture, we engage the cloud-native solution of core banking system, and have developed the first pilot business module to be tested on the client side. By utilizing big data technology, we research, develop and apply new features to existing credit scoring and anti-fraud solutions. We have invested a significant amount of capital in technology research and solution development. As a result, we have expanded our technological capabilities, improved efficiency of project delivery, and enhanced our solution offerings by improving existing solutions and inventing new solutions, which drive new revenue opportunities and improve our core competencies.

Employees

We believe resource management and planning is critically important to supporting our growth, and we are committed to effectively recruiting, training, developing and retaining our human capital. Our total number of employees has grown from 1,055 employees in fiscal 2016 to 1,655 employees as of June 30, 2018. Approximately 70% of our personnel are dedicated to serving our foreign financial institution clients. Such personnel maintain up to date financial domain knowledge, technical development and testing skills in Java, .Net, C, C++, testing tools, android or IOS app, blockchain, big data, cloud computing and mainframe COBOL. None of our employees are represented by a labor union or collective bargaining agreements. We consider our employee relations to be good. We believe that attracting and retaining highly experienced associates and sales and marketing personnel is a key to our success. In addition, we believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

Intellectual Property Rights

The PRC has domestic laws for the protection of rights in copyrights, trademarks and trade secrets. The PRC is also a signatory to all of the world’s major intellectual property conventions, including:

●	Convention establishing the World Intellectual Property Organization (June 3, 1980);

●	Paris Convention for the Protection of Industrial Property (March 19, 1985);

●	Patent Cooperation Treaty (January 1, 1994); and

●	Agreement on Trade-Related Aspects of Intellectual Property Rights (November 11, 2001).

The PRC Trademark Law, adopted in 1982 and revised in 2013, with its implementation rules adopted in 2014, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce of the PRC, handles trademark registrations and grants trademark registrations for a term of ten years.

Our intellectual property rights are important to our business. We rely on a combination of trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We also rely on and protect unpatented proprietary expertise, recipes and formulations, continuing innovation and other trade secrets to develop and maintain our competitive position. We enter into confidentiality agreements with most of our employees and consultants, and control access to and distribution of our documentation and other licensed information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently. Since the Chinese legal system in general, and the intellectual property regime in particular, is relatively weak, it is often difficult to enforce intellectual property rights in China. Policing unauthorized use of our technology is difficult and the steps we take may not prevent misappropriation or infringement of our proprietary technology. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others, which could result in substantial costs and diversion of our resources and could have a material adverse effect on our business, results of operations and financial condition. We require our employees to enter into non-disclosure agreements to limit access to and distribution of our proprietary and confidential information. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf must be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business must be kept confidential by such third parties. In the event of trademark infringement, the State Administration for Industry and Commerce has the authority to fine the infringer and to confiscate or destroy the infringing products.

Our primary trademark portfolio consists of 9 registered trademarks (with 5 trademarks currently under review). Our trademarks are valuable assets that reinforce the brand and our consumers’ favorable perception of our products. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods. In addition to trademark protection, we own 3 URL designations and domain names, including clps.com.cn, clpsglobal.com.cn, and clpsgroup.com.cn.

We have registered for the following trademarks:

Mark	Country of Registration	Application Number	Class/Description	Current Owner	Status
	China	19288958	Class 9: Recorded computer programs (programs); Recorded computer operating programs Computer peripherals; Computer software (recorded); Connector (data processing equipment); Monitor program (computer program); Electronic publications (downloadable); Computer program (downloadable software); Downloadable computer application software; Computer hardware	ChinaLink Professional Services Co., Ltd	Registered

	China	19289112	Class 38: Information transmission; Computer terminal communication; Computer-aided information and image transmission; Information transmission equipment rental; Provide telecommunications link services to connect with the global computer network; Telecommunications routing and junction services; Provide access service for global computer network users; Provide database access service; Digital file transfer Teleconference call service	ChinaLink Professional Services Co., Ltd	Registered

	China	19289503	Class 9: Recorded computer programs (programs); Recorded computer operating programs; Computer peripherals; Computer software (recorded); Connector (data processing equipment); Monitor program (computer program); Electronic publications (downloadable); Computer program (downloadable software); Downloadable computer application software; Computer hardware	ChinaLink Professional Services Co., Ltd	Registered

	China	19289341	Class 42: Technical research; Research or develop new products for others; Computer programming; Computer software design; Computer hardware design and development consulting; Computer software rental; Computer software maintenance; Computer system analysis; Computer software installation; Computer software consulting	ChinaLink Professional Services Co., Ltd	Registered

We have applied to register the following trademarks:

Mark	Country of Registration	Application Number	Class/Description	Current Owner	Status
	China	19289066	Class 35: Advertising; Advertising agency Advertising space rental; Online advertising on the computer network; Advertisement layout design; Business management assistance; Business inquiry; Business information agency; Business management and organization consulting; Business management consulting	ChinaLink Professional Services Co., Ltd	Pending

	China	19289214	Class 41: Teaching; Education; Training; Practical training (demonstration); Employment guidance (education or training consultants); Arrange and organize academic seminars; Arrange and organize meetings; Arrange and organize general meeting; Arrange and organize symposium; Arrange and organize training classes	ChinaLink Professional Services Co., Ltd	Pending

	China	19289175	Class 42: Technical research; Research or develop new products for others; Computer programming; Computer software design; Computer hardware design and development consulting; Computer software rental; Computer software maintenance; Computer system analysis; Computer software installation; Computer software consulting	ChinaLink Professional Services Co., Ltd	Pending

	China	19289492	Class 38: Information transmission; Computer terminal communication; Computer-aided information and image transmission; Information transmission equipment rental; Provide telecommunications link services to connect with the global computer network; Telecommunications routing and junction services; Provide access service for global computer network users; Provide database access service; Digital file transfer; Teleconference call service	ChinaLink Professional Services Co., Ltd	Pending

	China	19289420	Class 41: Teaching; Education; Training; Practical training (demonstration); Employment guidance (education or training consultants); Arrange and organize academic seminars; Arrange and organize meetings; Arrange and organize general meeting; Arrange and organize symposium; Arrange and organize training classes	ChinaLink Professional Services Co., Ltd	Pending

The following is a list of the Company’s copyrights:

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS HR Management Platform Software V1.0	China	2009SR015975	ChinaLink Professional Services Co., Ltd	29th April 2009	Registered
CLPS Food and Beverage Report Analysis and Management Platform Software V1.0	China	2009SR060110	ChinaLink Professional Services Co., Ltd	28th December 2009	Registered
CLPS Apparel Industry POS Management Platform Software V1.0	China	2009SR060102	ChinaLink Professional Services Co., Ltd	28th December 2009	Registered
CLPS Express Information Interactive Platform Software V1.0	China	2009SR060112	ChinaLink Professional Services Co., Ltd	28th December 2009	Registered
CLPS Chain Store Information Interactive Platform Software V1.0	China	2009SR060108	ChinaLink Professional Services Co., Ltd	28th December 2009	Registered
CLPS Project Analysis and Management Platform Software V1.0	China	2009SR060169	ChinaLink Professional Services Co., Ltd	28th December 2009	Registered
CLPS Payroll Accounting System Platform Software V1.0	China	2010SR043564	ChinaLink Professional Services Co., Ltd	25th August 2010	Registered
CLPS Fast Moving Consumer Goods Frontline Staff Management Platform Software V1.0	China	2010SR043561	ChinaLink Professional Services Co., Ltd	25th August 2010	Registered
CLPS Staff Management Platform Software V1.0	China	2010SR043562	ChinaLink Professional Services Co., Ltd	25th August 2010	Registered
CLPS Coal Mining Enterprise Information System Management Platform Software V1.0	China	2010SR045449	ChinaLink Professional Services Co., Ltd	1st September 2010	Registered
CLPS Campus Expense Card Web Service System Platform Software V1.0	China	2010SR045441	ChinaLink Professional Services Co., Ltd	1st September 2010	Registered
CLPS Campus Expense Card Bathroom Management Service Software V1.0	China	2010SR045444	ChinaLink Professional Services Co., Ltd	1st September 2010	Registered
CLPS Machinery Industry ERP Management Platform Software V1.0	China	2010SR045802	ChinaLink Professional Services Co., Ltd	2nd September 2010	Registered
CLPS Assignment and Task Management Platform Software(short name: Assignment and Task Management System) V1.0	China	2011SR076863	ChinaLink Professional Services Co., Ltd	25th October 2011	Registered
CLPS Marketing Assistant System Platform Software V1.0	China	2012SR096727	ChinaLink Professional Services Co., Ltd	15th October 2012	Registered
CLPS Outsourcing Service Staff Management System Platform Software V1.0	China	2012SR096666	ChinaLink Professional Services Co., Ltd	15th October 2012	Registered
CLPS Outsourcing Service Staff System Background Management Software V1.0	China	2012SR096731	ChinaLink Professional Services Co., Ltd.	15th October 2012	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Logistics Terminal Distribution Platform Software V1.0	China	2012SR096668	ChinaLink Professional Services Co., Ltd	15th October 2012	Registered
CLPS HR Background Support Management System V1.0	China	2012SR098440	ChinaLink Professional Services Co., Ltd	19th October 2012	Registered
CLPS HR Management System Platform Software(short name: HR management system) V1.0	China	2012SR098429	ChinaLink Professional Services Co., Ltd	19th October 2012	Registered
CLPS Outsourcing Service Staff Resume Entry System Platform Software V1.0	China	2012SR098687	ChinaLink Professional Services Co., Ltd	19th October 2012	Registered
CLPS Bank Document Business Management Software(short name: Document Management) V1.0	China	2013SR054800	ChinaLink Professional Services Co., Ltd	5th June 2013	Registered
CLPS Bank Monetary Transaction Management Software (short name: Monetary Transaction Management) V1.0	China	2013SR054796	ChinaLink Professional Services Co., Ltd	5th June 2013	Registered
CLPS Bank Expense Management Software V1.0	China	2014SR168125	ChinaLink Professional Services Co., Ltd	4th November 2014	Registered
CLPS Bank Repayment Process Software V1.0	China	2014SR168130	ChinaLink Professional Services Co., Ltd	4th November 2014	Registered
CLPS Bank Point Accumulative Management Software V1.0	China	2014SR168132	ChinaLink Professional Services Co., Ltd	4th November 2014	Registered
CLPS Bank Interest Process Software V1.0	China	2014SR168136	ChinaLink Professional Services Co., Ltd	4th November 2014	Registered
CLPS Bank Credit Application Software V1.0	China	2014SR168138	ChinaLink Professional Services Co., Ltd	4th November 2014	Registered
CLPS Credit Card Risk Management Software V1.0	China	2015SR028695	ChinaLink Professional Services Co., Ltd	10th February 2015	Registered
CLPS Credit Card Account Establishment and Card Making Software V1.0	China	2015SR029015	ChinaLink Professional Services Co., Ltd	10th February 2015	Registered
CLPS Credit Card Customer Service Management Software V1.0	China	2015SR029012	ChinaLink Professional Services Co., Ltd	10th February 2015	Registered
CLPS Credit Card Cleaning Management Software V1.0	China	2015SR028884	ChinaLink Professional Services Co., Ltd	10th February 2015	Registered
CLPS Credit Card Authorization Management Software V1.0	China	2015SR028914	ChinaLink Professional Services Co., Ltd	10th February 2015	Registered
CLPS Mortgage Loan Plan Spreadsheet Tool Software (short name: loan spreadsheet) V1.0	China	2015SR198772	ChinaLink Professional Services Co., Ltd	16th October 2015	Registered
CLPS Bank Product Management Software V1.0	China	2015SR198610	ChinaLink Professional Services Co., Ltd	16th October 2015	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Bank Deposit and Withdrawal Services Management Software V1.0	China	2015SR198176	ChinaLink Professional Services Co., Ltd	16th October 2015	Registered
CLPS Bank Loan Application Management Software V1.0	China	2015SR198654	ChinaLink Professional Services Co., Ltd	16th October 2015	Registered
CLPS Bank Repayment Management Software V1.0	China	2015SR198649	ChinaLink Professional Services Co., Ltd	16th October 2015	Registered
CLPS Bank Exchange Rate Management Software V1.0	China	2015SR198774	ChinaLink Professional Services Co., Ltd	16th October 2015	Registered
CLPS Bank Interest Settlement Software V1.0	China	2015SR198246	ChinaLink Professional Services Co., Ltd	16th October 2015	Registered
CLPS Bank Foreign Exchange Transaction Software V1.0	China	2015SR198240	ChinaLink Professional Services Co., Ltd	16th October 2015	Registered
CLPS Bank Investment Management Securities Business Software V1.0	China	2016SR376924	ChinaLink Professional Services Co., Ltd	16th December 2016	Registered
CLPS Bank Big Data Decision-making Platform Customer Portrayal Software V1.0	China	2016SR382920	ChinaLink Professional Services Ca, Ltd	20th December 2016	Registered
CLPS Internet Financial Cloud Mobile Banking Software V2.0	China	2016SR398821	ChinaLink Professional Services Co., Ltd	27th December 2016	Registered
CLPS Wantong Calculas Mall Software V2.0	China	2017SR118507	CLPS Beijing Hengtong Co., Ltd	17th April 2017	Registered
CLPS RcRules Engine Software	China	2017SR169307	CLPS Ruicheng Co., Ltd	9th May 2017	Registered
CLPS Internet Financing Collection Management Software V2.0	China	2017SR119266	CLPS Ruicheng Co., Ltd	17th April 2017	Registered
CLPS Points Management Platform Software	China	2017SR119078	CLPS Ruicheng Co., Ltd	17th April 2017	Registered
CLPS Full-web Order Receiving Unified Platform Management Software V2.0	China	2017SR202535	CLPS Ruicheng Co., Ltd	24th May 2017	Registered
CLPS Quanxi Intelligent Marketing Platform Clients Growth Center Software V2.0	China	2017SR565576	ChinaLink Professional Services Co., Ltd	13th October 2017	Registered
CLPS Enterprise Recruitment Intelligent Cooperation Platform Software V2.0	China	2017SR646712	ChinaLink Professional Services Co., Ltd	24th November 2017	Registered
CLPS Intelligent Online Training Test Instructional Management Software V1.0	China	2017SR646507	ChinaLink Professional Services Co., Ltd	24th November 2017	Registered
CLPS Enterprise Internet Qinqin Loan Background Management Software V1.0	China	2017SR647634	ChinaLink Professional Services Co., Ltd	24th November 2017	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Blockchain Based Virtual Credits Background Management Software V2.0	China	2017SR645676	ChinaLink Professional Services Co., Ltd	24th November 2017	Registered
CLPS Enterprise Talent Information Intelligent Mangement Software V2.0	China	2017SR645650	ChinaLink Professional Services Co., Ltd	24th November 2017	Registered
CLPS Credit Card Big Data Integrated Management Background Software V2.0	China	2017SR645763	ChinaLink Professional Services Co., Ltd	24th November 2017	Registered
CLPS Enterprise Recruitment Intelligent Cooperation Platform Software V2.0	China	2017SR647190	ChinaLink Professional Services Co., Ltd	24th November 2017	Registered

Properties

Our principal executive office is located at the 2nd Floor, Building 18, Shanghai Pudong Software Park 498 Guoshoujing Road, Pudong, Shanghai 201203, PRC. We lease the premise and the lease term expires on June 30, 2019.

In addition, the Company manages and operates several other facilities. We rent office space in Tianjin, Shenzhen, Guangzhou, Dalian, Chengdu, Beijing, Australia and Singapore. Rent expenses amounted to $730,705, $565,328 and $431,043 for the years ended June 30, 2018, 2017 and 2016, respectively. We believe our facilities are adequate for our current needs.

Facility	Address	Space (m2)
Shanghai Office	2nd Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong District, Shanghai, PRC	1,259.94

Tianjin Office	W5-C1-403-1, 51 West Area of Financial Street, the 3rd Street, Economic Development District, Tianjian, PRC	61.52

Shenzhen Office	Room 2008, Anhui Building, Shennan Avenue, Futian District, Shenzhen, Guangdong Province, PRC	234.16

Guangzhou Office	6C03, 377 Tianhe Road, Tianhe District, Guangzhou, Guangdong Province, PRC	10

Dalian Office	Room#01-04, 1/F, 1 Huixian Garden, New & High-tech Industrial Park, Dalian, Liaoning Province, PRC	2,344.04

Chengdu Office	Unit 10, 25/Floor, Tower 2, 88 Jitai 5th Road, Gaoxin District, Chengdu, Sichuan District, PRC	59.74

Beijing Office	1/F, Shangke Chuangye Area, Guotou Shangke Building, 111 Huihe South Street, Gaobeidian, Chaoyang District, Beijing, PRC	64

Australia Office	Part Tenancy 5, Part Level 9, 276 Flinders Street, Melbourne, VIC, Australia	83.5

Singapore Office	No. 456 Office, Singapore	16

Legal Proceedings

We are currently not involved in any legal proceedings; nor are we aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Government Regulation

Regulations Relating to PRC Information Technology Service Industry

According to the Guidelines on Foreign Investment issued by the State Council in 2002 and the Catalog on Foreign Invested Industries (2007 Revision) issued by the National Development and Reform Commission and the Ministry of Commerce, IT services fall into the category of industries in which foreign investment is encouraged. The State Council has promulgated several notices since 2000 to launch favorable policies for IT services, such as preferential tax treatments and credit support.

Under rules and regulations promulgated by various Chinese government agencies, enterprises that have met specified criteria and are recognized as software enterprises by the relevant government authorities in China are entitled to preferential treatment, including financing support, preferential tax rates, export incentives, discretion and flexibility in determining employees’ welfare benefits and remuneration. Software enterprise qualifications are subject to annual examination. Enterprises that fail to meet the annual examination standards will lose the favorable enterprise income tax treatment. Enterprises exporting software or producing software products that are registered with the relevant government authorities are also entitled to preferential treatment including governmental financial support, preferential import, export policies and preferential tax rates.

Companies in China engaging in information systems integration are required to obtain qualification certificates from the Ministry of Industry and Information Technology. “Information systems integration” means plan, design, development, implementation, service and safeguard of computer system and network system. Currently the Company does not engage in information system integration business, therefore the Company is not required to have such qualification certificates. Companies planning to set up computer information systems may only retain systems integration companies with appropriate qualification certificates. The qualification certificate is subject to review every two years and is renewable every four years. In 2003, the Ministry of Industry and Information Technology promulgated the Amended Appraisal Condition for Qualification Grade of Systems Integration of Computer Information to elaborate the conditions for appraising each of the four qualification grades of systems integration companies. Companies applying for qualification are graded depending on the scale of the work they undertake. The grades range from Grade 1 (highest) to Grade 4 (lowest) in the scale of the work the respective companies can undertake. Companies with Grade 3 qualification can independently undertake projects at the medium-scale and small-scale enterprise level and undertake projects at the large-scale enterprise level in cooperation with other entities.

In 2009, the Ministry of Commerce and the Ministry of Industry and Information Technology jointly promulgated a rule aiming to protect a fair competition environment in the PRC service outsourcing industry. This rule requires that each of the domestic enterprises which provides IT and technological BPO services and each of its shareholders, directors, supervisors, managers and employees should not violate the service outsourcing contract to disclose, use or allow others to use the confidential information of its client. Such enterprises are also required to establish an information protection system and take various measures to protect clients’ confidential information, including causing their employees and third parties who have access to clients’ confidential information to sign confidentiality agreements and or non-competition agreements.

Regulations on Intellectual Property Rights

The PRC Copyright Law, as amended, together with various regulations and rules promulgated by the State Council and the National Copyright Administration, protect software copyright in China. These laws and regulations establish a voluntary registration system for software copyrights administered by the Copyright Protection Center of China. Unlike patent and trademark registration, copyrighted software does not require registration for protection. Although such registration is not mandatory under PRC law, software copyright owners are encouraged to go through the registration process and registered software may receive better protection. The PRC Trademark Law, as amended, together with its implementation rules, protect registered trademarks. The Trademark Office of the State Administration for Industry and Commerce handles trademark registrations and grants a renewable protection term of 10 years to registered trademarks.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended on August 5, 2008, the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) and the Interim Measures on Administration on Foreign Debts (2003). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

The dividends paid by the subsidiary to its shareholder are deemed shareholder income and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

Dividend Distribution. The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of the PRC (1993), as amended in 2013, the Foreign Investment Enterprise Law (1986), as amended in 2000, and the Administrative Rules under the Foreign Investment Enterprise Law (2001), as amended in 2014.

Under these regulations, wholly foreign-owned investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends, and a wholly foreign-owned enterprise is not permitted to distribute any profits until losses from prior fiscal years have been offset.

Circular 37. On July 4, 2014, SAFE issued Circular 37, which became effective as of July 4, 2014. According to Circular 37, PRC residents shall apply to SAFE and its branches for going through the procedures for foreign exchange registration of overseas investments before contributing the domestic assets or interests to a SPV. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required if the registered overseas SPV’s basic information such as domestic individual resident shareholder, name, operating period, or major events such as domestic individual resident capital increase, capital reduction, share transfer or exchange, merger or division has changed. Although the change of overseas funds raised by overseas SPV, overseas investment exercised by overseas SPV and non-cross-border capital flow are not included in Circular 37, we may be required to make foreign exchange registration if required by SAFE and its branches. Moreover, Circular 37 applies retroactively. As a result, PRC residents who have contributed domestic assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required prior to implementation of Circular 37, are required to send a letter to SAFE and its branches for explanation. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 37 may result in receiving a warning from SAFE and its branches, and may result in a fine of up to RMB 300,000 for an organization or up to RMB 50,000 for an individual. In the event of failing to register, if capital outflow occurred, a fine up to 30% of the illegal amount may be assessed. PRC residents who control our company are required to register with SAFE in connection with their investments in us. If we use our equity interest to purchase the assets or equity interest of a PRC company owned by PRC residents in the future, such PRC residents will be subject to the registration procedures described in Circular 37.

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Our PRC counsel has advised us that, based on their understanding of the current PRC laws and regulations, that the corporate structure of the Group Companies shall not be deemed as “a foreign investor’s merger and acquisition of a domestic enterprise” as specified in the Article 2 of the New M&A Rule, so the Company is not required to obtain approval from the CSRC for listing and trading of its shares. However, uncertainties still exist as to how the New M&A Rule will be interpreted and implemented and our opinion stated above is subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the New M&A Rule.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementing rules; the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors; and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment. Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC and SAFE. Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange. Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be borrowed by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to the governmental approval.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a global information technology (“IT”), consulting and solutions service provider focused on delivering services to global institutions in banking, insurance and financial sectors, both in China and globally. For more than ten years, we have served as an IT Solutions provider to a growing network of clients in the global financial industry, including large financial institutions from the US, Europe, Australia and Hong Kong, and their PRC-based IT centers. We have created and developed a particular market niche by providing turn-key financial solution. Since our inception, we have aimed to build one of the largest sales and service delivery platforms for IT services and solutions in China. We maintain eleven delivery and or research and development (“R&D”) centers to serve different customers in various geographic locations. Seven centers are located in China, including cities of Shanghai, Beijing, Dalian, Tianjin, Chengdu, Guangzhou and Shenzhen. The remaining four centers are located in Hong Kong, Taiwan, Singapore and Australia. By combining onsite or onshore support and consulting with scalable and high-efficiency offsite or offshore services and processing, we are able to meet client demands in a cost-effective manner while retaining significant operational flexibility. We believe that maintaining our Company as a proven, reliable partner to our financial industry clients both in China and globally positions us well to capture greater opportunities in the rapidly evolving global market for IT consulting and solutions.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and requirements of the Securities Exchange Commission (“SEC”). The accompanying consolidated financial statements include the financial statements of CLPS, Qinheng, Qiner, CLPS QC, CLPS Shanghai, CLPS Beijing, CLPS RC, CLPS Dalian, CLPS AU, CLPS SG, CLPS Hong Kong, CLPS Shenzhen, CLPS US, Judge China, Judge HR, CLIVST, CLPS Guangzhou, FDT-CL, JQ and JL. All intercompany balances and transactions have been eliminated upon consolidation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report.

Overview of Company

CLPS Incorporation (“CLPS” or the “Company”), is a company that was established under the laws of the Cayman Islands on May 11, 2017 as a holding company. The Company, through its subsidiaries, designs, builds, and delivers IT services, solutions and other services. The Company customizes its services to specific industries with customer service teams typically based on-site at the customer locations. The Company’s solutions enable its clients to meet the changing demands of an increasingly global, internet-driven, and competitive marketplace. Mr. Xiao Feng Yang, the Company’s Chairman of the Board and President, together with Mr. Raymond Ming Hui Lin, the Company’s Chief Executive Officer and Director are the controlling shareholders of the Company (the “Controlling Shareholders”).

A reorganization of the Company’s legal structure was completed on November 2, 2017. The reorganization involved the incorporation of CLPS, a Cayman Islands holding company; Qinheng Co., Limited (“Qinheng”) and Qiner Co., Limited (“Qiner”), two holding companies established in Hong Kong, and Shanghai Qincheng Information Technology Co., Ltd (“CLPS QC” or “WOFE”) established in the People’s Republic of China (“PRC”); and the transfer of ChinaLink Professional Service Co., Ltd (“CLPS Shanghai”) from the Controlling Shareholders to CLPS QC.

Prior to the reorganization, CLPS Shanghai’s equity interests were 100% controlled by the same group of Controlling Shareholders of CLPS. CLIVST and FDT-CL are subsidiaries of Qinheng. JQ Technology Co., Limited (“JQ”) and JIALIN Technology Limited (“JL”) are subsidiaries of Qiner since October 17, 2017. CLPS Dalian Co., Ltd (“CLPS Dalian”), CLPS Ruicheng Co., Ltd (“CLPS RC”), CLPS Beijing Hengtong Co., Ltd (“CLPS Beijing”), CLPS TECHNOLOGY (SINGAPORE) PTE.LTD (“CLPS SG”), CLPS TECHNOLOGY (AUSTRALIA) PTY LTD (“CLPS AU”), CLPS Technology (Hong Kong) Co., Limited (“CLPS Hong Kong”), Judge (Shanghai) Co., Ltd (“Judge China”), Judge (Shanghai) Human Resource Co., Ltd (“Judge HR”), CLPS Shenzhen Co., Ltd (“CLPS Shenzhen”) and CLPS Guangzhou Co., Ltd (“CLPS Guangzhou”) are all subsidiaries of CLPS Shanghai.

On July 25, 2017, the Company incorporated CLIVST, as a holding company, in BVI. On September 27, 2017 and October 24, 2017, the Company incorporated CLPS Guangzhou in Guangzhou, PRC and FDT-CL in Hong Kong.

On September 27, 2017, the Company and a non-controlling interest shareholder of CLPS Beijing incorporated Tianjin Huanyu Qinshang Network Technology Co., Ltd. (“Huanyu”). The Company subscribed 30% of equity interest in Huanyu for $0.15 million (RMB 1,000,000).

On October 17, 2017, the Company acquired 55% of JQ equity interest and its 100% owned subsidiary – JL for a cash consideration of approximately $0.07 million to operate software consulting business in Taiwan.

On November 2, 2017, the Controlling Shareholders transferred their 100% ownership interests in CLPS Shanghai to CLPS QC and Qiner, which are 100% owned by Qinheng and CLPS. On October 31, 2017, the Controlling Shareholders transferred 100% of their equity interests in Qiner to CLPS. After the reorganization, CLPS owns 100% equity interests of the entities mentioned above. On December 7, 2017, the Board of Directors approved an amendment of the Article of Association of CLPS and a nominal share issuance to the existing shareholders. As a result, the existing shareholders own the same percentage of ownership in CLPS as their ownership interests in CLPS Shanghai prior to the reorganization. Since the Company and its subsidiaries are effectively controlled by the same group of the shareholders before and after the reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the consolidated financial statements.

On June 5, 2018, the Company incorporated CLPS US to develop business in related areas.

On June 27, 2018, Qiner entered into a new share purchase agreement and purchased the remaining 30% equity interest of CLPS Beijing for consideration of $0.6 million. The consideration was paid on July 5, 2018. As of June 30, 2018, the Company held 100% of CLPS Beijing’s equity and CLPS Beijing became our wholly-owned subsidiary.

The Company is dedicated to providing a full range of services and solutions across technology needs in finance. In recent years, we have both one of the largest IBM mainframe teams, and the largest VisionPLUS team in China, providing both development and implementation of core banking, credit card, online and e-commerce systems, as well as expertise across technology stacks including J2EE, .Net, C, C++ and mobile. We are ISO9001:2008 and CMMI 5 certified, and have been granted certificates of recognition by the Shanghai government, including Enterprise Software Certification, High-tech Enterprise, Little Giant Company for Science and Technology and Professional Talent Development Training Camp. In addition, the Company was recognized as one of the recipients of 2017 IDC China Top 25 FinTech Pioneers during the award ceremony spearheaded by IDC on August 25, 2017.

Our operations are primarily based in China, where we derive a substantial portion of our revenues. For the years ended June 30, 2018, 2017 and 2016, our revenues were $48.9 million, $31.4 million and $29.0 million, respectively. Revenues generated outside of China were approximately $1.7 million, $0.5 million and Nil for fiscal 2018, 2017 and 2016, respectively. In fiscal 2018, 2017 and 2016, we had a net income of $2.7 million, $2.2 million and $1.8 million, respectively. Our total assets as of June 30, 2018 were $30.9 million of which cash and cash equivalent amounted to $9.7 million. Our total liabilities as of June 30, 2018 were $12.8 million.

Factors Affecting Our Results of Operations

We believe the most significant factors that affect our business and results of operations include the following:

●	Our ability is to obtain new clients and repeat business from existing clients. Revenues from individual clients typically grow over time as we seek to increase the number and scope of services provided to each client and as clients increase the complexity and scope of the work outsourced to us also increases. Therefore, our ability to obtain new clients, as well as our ability to maintain and increase business from our existing clients, will have a significant effect on our results of operations and financial condition. During fiscal 2018, our revenue derived from our IT consulting services increased by 61.8% or $18.0 million from fiscal 2017, all attributable to revenue growth from our new clients. IT consulting service revenue from new clients amounted to approximately $4.1 million in fiscal 2018, offset with a reduction of revenue from our existing clients. During fiscal 2017, our revenue derived from our IT consulting services increased by 4.0% or $1.1 million from fiscal 2016, all attributable to revenue growth from our new clients. IT consulting service revenue from new clients amounted to approximately $2.5 million in fiscal 2017, offset with a reduction of revenue from our existing clients. Our revenues derived from our customized IT solution service significantly increased by 99.1% or $0.9 million from fiscal 2016. The increase in revenue attributable to our new clients was approximately $0.6 million and the rest of our growth was attributable to revenue from our existing clients.

●	Our ability is to expand our portfolio of service offerings. We intend to increase our revenues by continuing to expand our service offerings and providing quality service to our existing customers and to attract new customers. Through research and development, targeted hiring and strategic acquisitions, we have proactively invested in broadening our existing service lines, including those for serving our specific industry verticals.

●	Our ability is to attract, retain and motivate qualified employees. Our ability to attract, train and retain a large and cost-effective pool of qualified professionals, including our ability to leverage and expand our proprietary database of qualified IT professionals, to develop additional joint training programs with universities, and our employees’ job satisfaction, will affect our financial performance.

We use the following key operating metrics to oversee and manage the Company’s business: (i) developing new business, (ii) focusing on the TCP/TDP training programs to provide highly trained and qualified employees to the clients; and (iii) retaining employees to continue to meet client ever-changing needs.

Our objective is to create value for both our customers and shareholders by enhancing our position as a leading IT services provider in the banking industry in China. We believe our strategic initiatives will continue to generate our sales growth, allow us to focus on managing capital and leveraging costs and drive margins to produce profitability and return on investment for our stockholders.

Acquisitions

Acquisition of Judge China

On November 9, 2016, CLPS Shanghai acquired 60% of Judge China and its 70% owned subsidiary Judge HR from Judge Company Asia Limited (“Judge Asia”) with the final purchase price of $480,061 (RMB 3.25 million). The Company funded the acquisition with cash and a payable to Judge Asia of $128,928 (RMB 0.9 million), of which $103,255 was subsequently offset with the Company’s receivables from Judge Asia.

The transaction was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction was determined by the Company with the assistance of an independent appraisal firm based on the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date. The purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition was as follows:

Amounts
Cash acquired	$268,014
Accounts receivable	325,888
Prepayment and other receivable	67,570
Property and equipment, net	1,875
Intangible – customer relationship, net	339,883
Wages payable and accruals	(86,483)
Tax payables	(16,147)
Other payable and other current liabilities	(259,361)
Deferred tax liability	(65,264)
Non-controlling interests	(290,994)
Goodwill	195,080

Total consideration	$480,061

The intangible assets include customer contacts of $339,883, which was acquired by Judge China in 2013 with an estimated useful life of 10 years. The goodwill is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

Investment in Tianjin Huanyu Qinshang Network Technology Co., Ltd (“Huanyu”)

On September 27, 2017, the Company and a non-controlling interest shareholder of CLPS Beijing incorporated Huanyu. The Company subscribed for 30% of equity interest in Huanyu for $0.15 million (RMB 1,000,000).

Investment in JQ

On October 17, 2017, the Company acquired a 55% equity interest in JQ, and its 100% owned subsidiary – JL in Taiwan for cash consideration of approximately $0.07 million. As of the acquisition date, the assets of JQ were cash and other receivables and JQ and its subsidiary has no significant operating activities since inception. The estimated fair value of the assets acquired and liabilities assumed at the acquisition date was approximately the carrying value of the assets and liabilities based on the short-term nature of the assets acquired and liabilities assumed. The Company believes that this investment could offer new opportunities for operational synergies in the related markets.

Investment in Lihong Financial Information Services Co., Ltd (“Lihong)

On June 13, 2018, the Company purchased a 2.7% equity interest in Lihong in Shanghai for consideration of $0.2 million (or approximately RMB 1,000,000) to develop business in the related area. The consideration has not been paid for and is recorded as a liability as of June 30, 2018.

Investment in CLPS Beijing

Prior to June 2018, the Company held a 70% equity interest of CLPS Beijing which primarily engages in software development. On June 27, 2018, Qiner entered into a new share purchase agreement and purchased the remaining 30% equity interest of CLPS Beijing for consideration of $0.6 million, holding 100% of CLPS Beijing’s equity interest. The consideration was not paid for and was recorded as a liability by Qiner as of June 30, 2018. The consideration was paid on July 5, 2018. Prior to June 2018, the remaining 30% equity interest of CLPS Beijing was recorded as non-controlling interests on the balance sheet. The Company engaged an independent valuation firm to assist management in assessing the enterprise value of CLPS Beijing. The enterprise value of CLPS Beijing as of June 27, 2018 was $1.94 million based on the evaluation report.

Results of Operations

Results of Operations for Continuing Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	For the years ended June 30,
	2018	2017	2016

Revenues	$48,938,593	$31,361,976	$29,024,178
Less: Cost of revenues	(31,277,255)	(18,669,812)	(17,463,416)
Gross profit	17,661,338	12,692,164	11,560,762

Operating expenses:
Selling and marketing	2,225,702	1,206,493	413,016
Research and development	7,837,873	4,232,788	5,579,058
General and administrative	5,871,622	5,647,790	4,955,037
Total operating expenses	15,935,197	11,087,071	10,947,111
Income from operations	1,726,141	1,605,093	613,651
Subsidies and other income	960,784	508,187	1,446,408
Other expense	(84,155)	(10,469)	(5,935)

Income before income tax	2,602,770	2,102,811	2,054,124
(Benefit) provision for income taxes	(112,128)	(118,546)	269,153
Net income	2,714,898	2,221,357	1,784,971
Less: Net income (loss) attributable to non-controlling interests	280,435	173,912	(41,141)
Net income attributable to CLPS Incorporation’s shareholders	$2,434,463	$2,047,445	$1,826,112

For the Years Ended June 30, 2018 and 2017

Revenues

We derive revenues by providing integrated IT services and solutions, including: (i) IT consulting services, which primarily includes application development services for banks and institutions in the financial industry and which are billed for on a time-and-expense basis, (ii) customized IT Solutions Service, which primarily includes customized solution development and maintenance service for general enterprises and which are billed for on a fixed-price basis, (iii) software sales, and (iv) other revenue from product and third-party software sales.

Our customer contracts may be categorized by pricing model into time-and-expense contracts and fixed-price contracts. Under time-and-expense contracts, we are compensated for actual time incurred by our IT professionals at negotiated daily billing rates. We are also entitled to charge overtime fees in addition to the daily billing rates under some time-and-expense contracts.  Fixed-price contracts require us to develop customized IT solutions throughout the contractual period, and we are paid in installments upon completion of specified milestones under the contracts with enforceable right to payments.

For fiscal 2018 and 2017, all of our time-and-expense contracts were generated by our IT consulting service for clients in the financial industry. In comparison, all of our fixed-price contracts were generated by our customized IT solution business for clients in the financial industry and others.

The following table presents our revenues by our service lines.

	For the Year ended June 30,
	2018		2017
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

IT consulting service	$47,159,651	96.4%	$29,146,470	92.9%	$18,013,181	61.8%
Customized IT solution service	1,634,100	3.3%	1,846,423	5.9%	(212,323)	(11.5)%
Other	144,842	0.3%	369,083	1.2%	(224,241)	(60.8)%
Total	$48,938,593	100.0%	$31,361,976	100.0%	$17,576,617	56.0%

Our total revenues increased by approximately $17.6 million, or 56.0%, to approximately $48.9 million for the fiscal year ended June 30, 2018 from approximately $31.4 million for the fiscal year ended June 30, 2017. The overall growth in our revenues reflected an increase in revenues from our IT consulting service.

For the year ended June 30, 2018, revenue derived from our IT consulting services increased by 61.8% to $47.2 million from $29.1 million in fiscal 2017, primarily reflecting the increasing demands for our IT consulting service from banks and other financial institutions. For fiscal 2018 and 2017, 46.8% and 54.0% of our IT consulting service revenue were from international banks. In fiscal 2018, we strengthened our expertise in the financial industry to leverage our existing industry knowledge and grew our customer base of local Chinese financial institutions.

Cost of revenues

Our cost of revenues mainly consisted of compensation benefit expenses for our IT professionals, travel expenses and material costs. Our cost of revenues increased by $12.6 million or 67.5% to approximately $31.3 million in fiscal 2018 from approximately $18.7 million in fiscal 2017 primarily as a result of increased revenue and, therefore resulting in increased headcount, expanded office facilities and increase of depreciation and amortization expenses to enable and match the growth of our business revenue. As a percentage of revenues, our cost of revenues was 63.9% and 59.5% for fiscal 2018 and 2017, respectively. Our total number of employees grew from 1,242 employees as of June 30, 2017 to 1,655 employees as of June 30, 2018.

Gross Profit and Gross Margin

Our gross profit increased by $5.0 million, or 39.2%, to approximately $17.7 million in fiscal 2018 from approximately $12.7 million in fiscal 2017. The higher gross profit in fiscal 2018 was primarily attributable to the increase in our billing rates of both IT consulting services and customized IT solution services. Also, customized IT solution services contribute favorably to our client retention and understanding of our clients’ businesses and provide opportunities to cross-sell our other services. Gross margin decreased to 36.1% in fiscal 2018, from 40.5% for the same period of last year. The decrease in gross margin was primarily due to the lower gross margin of the new projects.

Selling and marketing expenses

Selling and marketing expenses primarily consisted of salary and compensation expenses relating to our revenues and marketing personnel, and also included entertainment, travel and transportation, and other expenses relating to our marketing activities.

Selling and marketing expenses increased by $1.0 million or 84.5% from $1.2 million in fiscal 2017 to $2.2 million in fiscal 2018. The increase was primarily attributable to our expansion of the pre-sales and marketing teams in Shanghai and Dalian in China to support our operations. Accordingly, as a percentage of sales, our selling expenses were 4.5% of revenues in fiscal 2018 as compared to 3.8% in fiscal 2017. While we expect our selling and marketing expenses to increase as we continue our business expansion, we expect these expenses to remain relatively steady as a percentage of our net revenues to support our business growth in the near future.

Research and development (“R&D”) expenses

R&D expenses primarily consisted of compensation and benefit expenses relating to our research and development personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses increased by $3.6 million from $4.2 million in fiscal 2017 to $7.8 million in fiscal 2018, representing 16.0% and 13.5% of our total revenues for fiscal 2018 and 2017, respectively. The increased R&D expense in fiscal 2018 is attributable to our launching several research projects related to cloud computing and mobile internet application in fiscal 2018. We expect to increase our investment in research and development to enhance our industry knowledge, improve our competitiveness and enable us to identify attractive market opportunities for new and enhanced services and solutions.

General and administrative expenses

General and administrative expenses primarily consisted of salary and compensation expenses relating to our finance, legal, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs.

General and administrative expenses increased by $0.3 million or 4.0% from approximately $5.6 million in fiscal 2017 to approximately $5.9 million in fiscal 2018. As a percentage of revenues, general and administrative expenses were 12.0% and 18.0% of our revenue in fiscal 2018 and 2017, respectively.

Subsidies and other income

Subsidies and other income primarily included government subsidies which represented amounts granted by local government authorities as a general incentive for us to promote development of the local technology industry. The Company records government subsidies in subsidies and other income upon received and when there is no further performance obligation. Total government subsidies amounted to $0.9 million and $0.4 million for the years ended June 30, 2018 and 2017, respectively. The increase in government subsidies in fiscal 2018 was because local government was in the process of amending the existing subsidy policy and increased the approvals for government subsidies that are applicable to us. While we expect the continued support of local government to promote the technology industry, we only record government subsidies as subsidies and other income when received due to uncertainties.

Income before income taxes

Our income before income taxes was approximately $2.6 million in fiscal 2018, an increase of 23.8% compared with fiscal 2017, mainly due to the expansion of business and increased revenues.

Provision (benefit) for income taxes

Our provision for income taxes benefit in fiscal 2018 was almost the same with the income tax benefit in fiscal 2017, mainly due to the Company recognized deferred tax assets as a result of the net operating losses carry forward for some of the Company’s subsidiaries. Certain net operating losses were not used and carried forward to future years.

Net Income

Our net income was approximately $2.7 million in fiscal 2018, an increase of $0.5 million from $2.2 million in fiscal 2017. The increase in net income was in line with increased revenues, gross profit and operating expenses for fiscal 2018 as compared to fiscal 2017 as mentioned above.

Other comprehensive income

Foreign currency translation adjustments amounted to a gain of $0.06 million and a loss of $0.1 million for the years ended June 30, 2018 and 2017, respectively. The balance sheet amounts with the exception of equity as of June 30, 2018 were translated at 6.6171 RMB to 1.00 USD as compared to 6.7793 RMB to 1.00USD as of June 30, 2017. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended June 30, 2018 and 2017 were 6.5023 RMB to 1.00 USD and 6.8087 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

For the Years Ended June 30, 2017 and 2016

Revenues

We derive revenues by providing integrated IT services and solutions, including: (i) IT consulting services, which primarily includes application development services for banks and institutions in the financial industry and which are billed for on a time-and-expense basis, (ii) customized IT Solutions Service, which primarily includes customized solution development and maintenance service for general enterprises and which are billed for on a fixed-price basis, and (iii) other revenue from product and third-party software sales.

Our customer contracts may be categorized by pricing model into time-and-expense contracts and fixed-price contracts. Under time-and-expense contracts, we are compensated for actual time incurred by our IT professionals at negotiated daily billing rates. We are also entitled to charge overtime fees in addition to the daily billing rates under some time-and-expense contracts.  Fixed-price contracts require us to develop customized IT solutions throughout the contractual period, and we are paid in installments upon completion of specified milestones under the contracts with enforceable right to payments.

For fiscal 2017 and 2016, all of our time-and-expense contracts are generated by our IT consulting service for clients in the financial industry. In comparison, all of our fixed-price contracts are generated by our customized IT solution business for clients in the financial industry and others.

The following table presents our revenues by our service lines.

	For the Year ended June 30,
	2017		2016
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

IT consulting service	$29,146,470	92.9%	$28,015,173	96.5%	$1,131,297	4.0%
Customized IT solution service	1,846,423	5.9%	927,185	3.2%	919,238	99.1%
Other	369,083	1.2%	81,820	0.3%	287,263	351.1%
Total	$31,361,976	100.0%	$29,024,178	100.0%	$2,337,798	8.1%

Our total revenues increased by approximately $2.3 million, or 8.1%, to approximately $31.4 million for the fiscal year ended June 30, 2017 from approximately $29.0 million for the fiscal year ended June 30, 2016. The overall growth in our revenues reflected an increase in revenues from both of our IT consulting service and customized IT solution service.

For the year ended June 30, 2017, revenue derived from our IT consulting services increased by 4.0% to $29.1 million from $28.0 million in fiscal 2016, primarily reflecting the increasing demands for our IT consulting service from banks and other financial institutions. For fiscal 2017 and 2016, 54.0% and 69.5% of our IT consulting service revenue were from international banks. In fiscal 2017, we strengthened our expertise in the financial industry to leverage our existing industry knowledge and grew our customer base of local Chinese financial institutions.

For the year ended June 30, 2017, revenues derived from our customized IT solution service significantly increased by 99.1% to $1.8 million from $0.9 million in fiscal 2016. Historically, IT consulting services have contributed the substantial majority of our net revenues. In recent years, we started to develop customized IT solution service to small and medium enterprises (“SME”) in China. With the growing demand for our financial IT solution innovations and e-banking technology, our financial IT solutions service provides SMEs affordable integrated technologies that are reshaping our customers’ business and operating models. We plan to expand our financial IT solution service in China, which is driven by the increased adoption of big data, platform engineering for cloud solutions and an expanded range of services, such as artificial intelligence.

Cost of revenues

Our cost of revenues mainly consists of compensation benefit expenses for our IT professionals, travel expenses and material costs. Our cost of revenues increased by $1.2 million or 6.9% to approximately $18.7 million in fiscal 2017 from approximately $17.5 million in fiscal 2016, primarily as a result of increased revenue and, therefore resulting in increased headcount, expanded office facilities and increase of depreciation and amortization expenses to enable and match the growth of our business. As a percentage of revenues, our cost of revenues has remained around 60% for both fiscal 2017 and 2016. Our total number of employees grew from 1,055 employees as of June 30, 2016 to 1,242 employees as of June 30, 2017.

Gross profit and gross margin

Our gross profit increased by $1.1 million, or 9.8%, to approximately $12.7 million in fiscal 2017 from approximately $11.6 million in fiscal 2016. As a percentage of revenues, our gross margin slightly increased from 39.8% in fiscal 2016 to 40.5% in fiscal 2017. The higher gross profit margin in fiscal 2017 was primarily attributable to the increase in our billing rates of both IT consulting services and customized IT solution services. Also, customized IT solution services contribute favorably to our client retention and understanding of our clients’ businesses, and provide opportunities to cross-sell our other services. The decrease in gross margin was primarily due to the lower gross margin of the new projects.

Selling and marketing expenses

Selling and marketing expenses primarily consisted of salary and compensation expenses relating to our revenues and marketing personnel, and also included entertainment, travel and transportation, and other expenses relating to our marketing activities.

Selling and marketing expenses increased by $0.8 million or 192.1% from $0.4 million in fiscal 2016 to $1.2 million in fiscal 2017. The increase was primarily attributable to our expansion of the pre-sales and marketing teams in Shanghai and Dalian, China to support our operations. Accordingly, as a percentage of sales, our selling expenses were 3.8% of revenues in fiscal 2017 as compared to 1.4% in fiscal 2016. While we expect our selling and marketing expenses to increase as we continue our business expansion, we expect these expenses to remain relatively steady as a percentage of our net revenues to support our business growth in the near future.

Research and development (“R&D”) expenses

R&D expenses primarily consisted of compensation and benefit expenses relating to our research and development personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses decreased by $1.4 million from $5.6 million in fiscal 2016 to $4.2 million in fiscal 2017, representing 13.5% and 19.2% of our total revenues for fiscal 2017 and 2016, respectively. R&D expense in fiscal 2016 is attributable to the launch of several research projects related to cloud computing and mobile internet application in fiscal 2016. Upon completion of these projects in fiscal 2017, the related IT developers were transferred to our production department. As a result, the related compensation for these individuals was included as a cost of revenue in fiscal 2017. We expect to increase our investment in research and development to enhance our industry knowledge, improve our competitiveness and enable us to identify attractive market opportunities for new and enhanced services and solutions.

General and administrative expenses

General and administrative expenses primarily consisted of salary and compensation expenses relating to our finance, legal, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs.

General and administrative expenses increased by $0.6 million or 14.0% from approximately $5.0 million in fiscal 2016 to approximately $5.6 million in fiscal 2017, almost all of which is attributable to increasing headcount and related staff costs in Hong Kong and Australia, which approximated $0.6 million. We incorporated CLPS Technology (Australia) PTY LTD (“CLPS AU”) in November 2015 and CLPS Technology (Hong Kong) Co., Limited (“CLPS Hong Kong”) in January 2016 to provide service for our international client’s local operations. Additionally, we acquired Judge (Shanghai) Technology service Co., Ltd (“Judge China”) in November 2016; Judge China accounted for approximately $0.1 million increase in our general and administrative expense in fiscal 2017. As a percentage of revenues, general and administrative expenses were 18.0% and 17.1% of our revenue in fiscal 2017 and 2016, respectively.

Subsidies and other income

Subsidies and other income primarily included government subsidies which represented amounts granted by local government authorities as a general incentive for us to promote development of the local technology industry. The Company records government subsidies in subsidies and other income upon received and when there is no further performance obligation. Total government subsidies amounted to $0.4 million and $1.3 million for the years ended June 30, 2017 and 2016, respectively. The decrease in government subsidies in fiscal 2017 was because local government was in the process of amending the existing subsidy policy and deferred the approvals for government subsidies that are applicable to us. While we expect the continued support of local government to promote the technology industry, we only record government subsidies as subsidies and other income when received due to uncertainties.

Income before income taxes

Our income before income taxes was approximately $2.1 million in fiscal 2017, an increase of 2.4% compared with fiscal 2016.

Provision (benefit) for income taxes

Our provision for income taxes benefit was $0.1 million in fiscal 2017, compared to $0.3 million income tax expense in fiscal 2016. Our current income tax provision decreased by approximately $0.3 million. The decrease of the current income tax provision is mainly due to CLPS Dalian has qualified as Software Enterprise and is enjoying two-year income tax exemption starting from their first profitable year. The increase of $0.1 million in deferred tax benefit was mainly because we recorded deferred tax assets as a result of the net operating losses carry forward for some of our subsidiaries.

Net Income

Our net income was approximately $2.2 million in fiscal 2017, an increase of $0.4 million from $1.8 million in fiscal 2016. The increase in net income was in line with increased revenues, gross profit and operating expenses for fiscal 2017 as compared to fiscal 2016 as mentioned above.

Other comprehensive income

Foreign currency translation adjustments amounted to a loss of $0.1 million and $0.4 million for the years ended June 30, 2017 and 2016, respectively. The balance sheet amounts with the exception of equity as of June 30, 2017 were translated at 6.7793 RMB to 1.00 USD as compared to 6.6459 RMB to 1.00USD as of June 30, 2016. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended June 30, 2017 and 2016 were 6.8087 RMB to 1.00 USD and 6.4405 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

Liquidity and Capital Resources

As of June 30, 2018, we had cash and cash equivalents of approximately $9.7 million. Our current assets were approximately $29.1 million, and our current liabilities were approximately $12.8 million. Total shareholders’ equity as of June 30, 2018 was approximately $18.2 million. We believe that we will have sufficient working capital to operate our business for the next 12 months from the issuance date of this report.

Substantially all of our operations are conducted in China and all of our revenue, expenses, cash and cash equivalents are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of June 30, 2018, cash and cash equivalents of approximately $4,012,088, $81,644, $4,005, $5,568,360 and $76,789 were held by the Company and its subsidiaries in mainland PRC, Singapore, Australia, Hong Kong and Taiwan, respectively. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. The Company plans to fund working capital through its operations, bank borrowings and additional capital contribution from shareholders. Our operating cash flow was negative for the year ended June 30, 2018. For the years ended June 30, 2017 and 2016, our operating cash flow was positive. We have historically funded our working capital needs primarily from operations, advance payments from customers and loans from shareholders. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our sales contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended June 30,
	2018	2017	2016
Net cash (used in) provided by operating activities	$(4,772,610)	$624,344	$4,462,268
Net cash used in investing activities	(492,672)	(101,218)	(374,348)
Net cash provided by (used in) financing activities	10,103,240	(832,752)	(378,837)
Effect of exchange rate change	90,360	(153,002)	(227,771)
Net increase (decrease) in cash	4,928,318	(462,628)	3,481,312
Cash and cash equivalents, beginning of year	4,814,568	5,277,196	1,795,884
Cash and cash equivalents at the end of the year	$9,742,886	$4,814,568	$5,277,196

Operating Activities

Net cash used in operating activities was approximately $4.8 million in fiscal 2018, including net income of $2.7 million, adjusted for non-cash items of $0.1 million and negative adjustments for changes in operating assets and liabilities of $7.6 million. The adjustments for changes in operating assets and liabilities mainly included an increase in accounts receivable of $9.8 million due to increased sales in fiscal 2018. During fiscal 2018, our accounts receivable turnover was 84 days, increased from 65 days in fiscal 2017 due to the longer payment approval process of the major customers compared with payment time of fiscal 2017. The adjustments for changes in operating assets and liabilities also included offset with an increase in salaries and benefits payable of $1.8 million due to unpaid employee compensation and benefits, an increase in prepayments and other assets of $0.6 million and an increase in tax payable of $0.3 million due to increased revenue in fiscal 2018.

Net cash provided by operating activities was approximately $0.6 million in fiscal 2017, including net income of $2.2 million, adjusted for non-cash items of $8,975 and negative adjustments for changes in operating assets and liabilities of $1.6 million. The adjustments for changes in operating assets and liabilities mainly included an increase in accounts receivable of $2.4 million due to increased sales in fiscal 2017. During fiscal 2017, our revenue turnover in days was 65 days, slightly increased from 64 days in fiscal 2016. The adjustments for changes in operating assets and liabilities also included an increase in deferred costs of $0.2 million for project progress and an increase in prepaid income tax of $0.2 million, and offset with an increase in salaries and benefits payable of $0.9 million due to unpaid employee compensation and benefits and an increase in tax payable of $0.2 million due to increased revenue in fiscal 2017.

Net cash provided by operating activities for the year ended June 30, 2016 was approximately $4.5 million, which was primarily attributable to net income of approximately $1.8 million, adjusted for non-cash items for approximately $0.04 million and positive adjustments for changes in working capital of approximately $2.7 million. The adjustments for changes in working capital mainly included (i) decrease in accounts receivable of approximately $1.1 million due to an increase in sales collections in fiscal 2016, (ii) increase in salaries and benefits payable of $1.0 million due to unpaid employee compensation and benefits and (iii) decrease in prepayment of approximately $0.4 million due to utilization in our operation.

Investing Activities

Net cash used in investing activities was approximately $0.5 million in fiscal 2018, primarily due to our purchase of office equipment and furniture of $0.2 million, our acquisition of Judge China of $0.1 million (RMB 700,000) and our acquisition of Tianjin Huanyu Qinshang Network Technology Co., Ltd (“Huanyu”) of $0.15 million (RMB 1,000,000) in fiscal 2018, to better manage opportunities and capitalize on the growth potential in the human resource related industry in China. On September 27, 2017, the Company and a non-controlling interest shareholder of CLPS Beijing incorporated Huanyu. The Company paid $0.15 million (RMB 1,000,000) for a 30% of equity interest in Huanyu in fiscal 2018.

Net cash used in investing activities was approximately $0.1 million in fiscal 2017, primarily due to our acquisition of Judge China in fiscal 2017, to better manage opportunities and capitalize on the growth potential in the human resource related industry in China.

Net cash used in investing activities was approximately $0.4 million in fiscal 2016, primarily due to our purchases of office equipment and furniture.

Financing Activities

Net cash provided by financing activities was approximately $10.1 million in fiscal 2018. During the fiscal 2018, we had bank loans of approximately $5.7 million, repaid loans of approximately $3.1 million, and paid $0.6 million of dividends to our existing shareholders. On May 24, 2018, CLPS consummated its initial public offering, or IPO, of 2,000,000 shares, $0.0001 par value per share. The units were sold at an offering price of $5.25 per unit, generating total gross proceeds of $10.5 million. Net proceeds from the IPO were $9.5 million. On June 8, 2018, CLPS closed on the over-allotment option on the additional 300,000 common shares at the IPO price of $5.25 per share. As a result, the Company raised additional gross proceeds of approximately $1.58 million, in addition to the IPO gross proceeds of approximately $10.5 million, or combined gross proceeds in this IPO of approximately $12.08 million, before underwriting discounts and commissions and offering expenses. Net proceeds from the IPO and the over-allotment were approximately $11.0 million.

Net cash used in financing activities was approximately $0.8 million in fiscal 2017. During fiscal 2017, we repaid related parties loans of approximately $0.1 million and paid $0.7 million of dividends to our existing shareholders.

Net cash used in financing activities was approximately $0.4 million in fiscal 2016. In fiscal 2016, proceeds from our shareholder’s contributions amounted to $2.1 million, and collection of restricted cash of $2.5 million. We paid $5.3 million of dividends to our existing shareholders.

Capital Expenditures

The Company made capital expenditures of $0.2 million, $0.06 million and $0.3 million for the years ended June 30, 2018, 2017 and 2016, respectively. In these periods, our capital expenditures were mainly used for purchases of office equipment. The Company will continue to make capital expenditures to meet the expected growth of its business.

Impact of Inflation

We do not believe the impact of inflation on our company is material. Our operations are in China and China’s inflation rates have been relatively stable over the last two years: 1.9% in 2018 and 1.6% in 2017.

Contractual Obligations

The Company’s subsidiaries lease office spaces under various operating leases. Operating lease expense amounted to $730,705, $565,328 and $431,043 for the years ended June 30, 2018, 2017 and 2016, respectively. The following table sets forth our contractual obligations and commercial commitments as of June 30, 2018:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Operating lease arrangements	$948,539	$699,019	$249,520	-	-
Short-term loans	2,553,989	2,553,989	-	-	-
Total	$3,502,528	$3,253,008	$249,520	-	$-

Subsequent Events

On July 12, 2018, the Company granted an aggregate of 671,469 restricted share units (“RSUs”) to key employees and directors under the share incentive plans. No RSUs were granted to in fiscal 2018. RSUs granted to key employees and directors generally have a term of three years, but are subject to earlier termination in connection with termination of continuous service to the Company. RSUs are valid for a period of 10 years from July 12, 2018 to July 11, 2028. RSUs vest 33% per year over a three-year period, with the first 33% vesting on the grant date. As at the grant date of July 12, 2018, the weighted-average fair value per share was $12.22 and the estimated total fair value of the RSUs granted was $8.2 million.

On August 15, 2018, the shareholders of CLPS SG and CLPS AU were changed to Qiner from CLPS Shanghai pursuant to the share purchase agreements. Qiner purchased the 100% equity interest of CLPS SG and CLPS AU from CLPS Shanghai for consideration of $0.6 million (or approximately 850,000 Singapore dollars) and $0.1 million (or approximately 200,000 Australian dollars), respectively. These transactions did not change the holding company’s ownership of these entities.

On August 20, 2018, CLPS SG acquired an 80% interest in Infogain Solutions PTE. Ltd. (“Infogain”) located in Singapore from Sharma Devendra Prasad and Deepak Malhotra with the final purchase price of $420,000 (or approximately 576,000 Singapore dollars).

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past two years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Use of Estimates and Assumptions

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, valuation of accounts receivable, prepayments, deposits and other assets, useful lives of property and equipment, intangible assets, goodwill impairment, the impairment of long-lived assets, provision for contingent liabilities, revenue recognition, accrued expenses and other current liabilities and realization of deferred tax assets. Actual results could differ from those estimates.

Revenue recognition

The Company provides a comprehensive range of IT services and solutions, the contracts for which are billed for primarily are on a time-and-expense basis, or fixed-price basis.

Revenue is considered realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectability is reasonably assured.

Time-and-expense basis contracts

Revenues from time-and-expense basis contracts are recognized as the related services are rendered assuming all other basic revenue recognition criteria are met. Under time-and-expense basis contracts, the Company is reimbursed for actual hours incurred at pre-agreed negotiated hourly billing rates. Clients may terminate the contracts at any time before the work is completed but are obligated to pay the actual service hours incurred through the termination date at the contract billing rate.

Fixed-price basis contracts

Revenues from fixed-price customized solution contracts require the Company to perform services for systems design, planning and integration based on customers’ specific needs. These solutions require significant production and customization. The required customization work period is generally less than one year. Upon delivery of the services, customer acceptance is generally required. In the same contract, the Company is generally required to provide post-contract customer support (“PCS’) for a period of time ranging from three months to one year (“PCS period”) after the customized application is delivered. The type of service for PCS clause is generally not specified in the contract or stand-ready service on when-and-if-available basis.

The Company considers the following service elements in negotiating a fixed-fee solution contract:

1.	Solution development service

2.	PCS, and

3.	Specific service such as training, if applicable

For multiple-element arrangements that include application customized services and PCS as well as specific service components, if applicable, the Company allocates contract revenue to all deliverables based on their relative selling prices. The Company uses a hierarchy to determine the selling price to be used for allocating revenue to the deliverables: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of the selling price (“TPE”) and (iii) best estimate of the selling price (“BESP”). The Company uses VSOE of selling price in the selling price allocation in all instances where it exists; otherwise, BESP is used. Because the Company’s customized application differs substantially from that of competitors, it is difficult to obtain the reliable standalone competitive pricing necessary to establish TPE. VSOE of selling price for products and services is determined when a substantial majority of the selling prices fall within a reasonable range when sold separately.

Revenue allocated to solution development service components is recognized using contract accounting in accordance with Accounting Standards Codification (“ASC”) 605-35. The revenue recognition for these contracts varies depending on the terms of the individual contracts, and may be recognized proportionally over the term of the contract or deferred until the end of the contract term and recognized when our obligations to the customer have been fulfilled with the customer. For contacts with development period within three months, the related revenue is recognized on the completed contract method. Otherwise, revenue is recognized as the service is performed using the percentage of completion method of accounting, under which the total value of revenue is recognized on the basis of the percentage that total labor cost to date bears to the total expected labor costs. The Company considers labor time as the best available indicator of the pattern and timing in which contract obligations are fulfilled. Pursuant to the contract terms, the Company has enforceable rights to payments for the work performed. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. In instances where substantive acceptance provisions are specified in customer contracts, revenues are deferred until all acceptance criteria have been met.

The fixed-priced customized solution arrangement provides customers with rights to unspecified PCS, if and when available. These services grant the customers on line and telephone access to technical support personnel during the term of the service. The revenue allocated to unspecific PCS component is deferred and recognized on a straight-line basis over the PCS period. Revenue allocates to the specific PCS or other services is recognized as the related services are rendered.

To date, the Company has not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated.

Differences between the timing of billings and the recognition of revenue based on various methods of accounting are recorded as deferred revenue.

Net revenue includes reimbursements of travel and out-of-pocket expense, with equivalent amounts of expense recorded in cost of revenue. The Company reports revenues net of value added tax (“VAT”).  The Company’s subsidiaries in the PRC are subject to a 6% to 17% value added tax (“VAT”) and related surcharges on the revenues earned from providing services.

Accounts receivable

Accounts receivable are recorded at original invoice. The Company determines the adequacy of a reserve for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Unbilled accounts receivable included in accounts receivable represent revenue earned on contracts to be billed, in subsequent periods, as per the terms of the related contracts.

Business combination

Business combinations are recorded using the business acquisition method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired.

Non-controlling interests

The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Company are presented on the face of the consolidated statement of operations as an allocation of the total income or loss for the year between non-controlling interest holders and the shareholders of the Company.

Impairment of long-lived assets

The Company reviews its long-lived assets, other than goodwill including property and equipment and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.  When these events occur, the Company measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition.  If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Company would recognize an impairment loss based on the excess of the carrying value over the assessed discounted cash flow amount.

Research and development

Research and development incurred in the development of new software modules and products, either as part of the internally used software or in conjunction with anticipated customer projects.  Technological feasibility for the Company’s software products is reached before the products are released for sale.  To date, expenditures incurred after technological feasibility was established and prior to completion of software development have not been material, and accordingly, the Company has expensed all when incurred.

Government subsidies

Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Company receives government subsidies related to government sponsored projects, and records such government subsidies as a liability when it is received. The Company records government subsidies as other income when there is no further performance obligation.

Income Taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2018, 2017 and 2016. All of the tax returns of the Company remain subject to examination by the tax authorities for five years from the date of filing through year 2022.

Earnings Per Share

Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Restricted share units and warrants are not considered outstanding in computation of basic earnings per share.

Diluted earnings per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period, which include restricted share units and warrants. The computation of diluted earnings per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on earnings per share.

Share-based payment

Share awards issued to non-employees, such as consultants and underwriters, including warrants and options are measured at fair value at the earlier of the commitment date or the date the service is completed and recognized over the period the service is provided. The Company uses the Black-Scholes option pricing model to estimate the fair value of warrants. The determination of estimated fair value of share-based payment awards on the grant date using a Black-Scholes option pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the Company’s expected stock price volatility over the expected term of the awards, actual and projected warrant exercise behaviors, a risk-free interest rate and any expected dividends.

All share-based awards to employees and directors, including restricted share units (“RSUs”), are measured at the grant date based on the fair value of the awards. Share-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

The Company recognizes the estimated compensation cost of service-based restricted share units based on the fair value of its ordinary shares on the date of the grant. The Company recognizes the compensation cost, net of estimated forfeitures, over a vesting term of generally three years.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting restricted share units’ forfeitures and records share-based compensation expense only for those awards that are expected to vest.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. Generally Accepted Accounting Principles when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date for ASU 2014-09 by one year. For public entities, the guidance in ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods), which means it will be effective for the Company’s fiscal year beginning July 1, 2018. In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. In April 2016, the FASB issued ASU No. 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes. In December 2016, the FASB further issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” (“ASU 2016-20”), which makes minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments are intended to address implementation and provide additional practical expedients to reduce the cost and complexity of applying the new revenue standard. These amendments have the same effective date as the new revenue standard. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 606 for annual reporting. A public business entity and certain other specified entities adopt ASC Topic 606 for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. We are planning to adopt Topic 606 in the first quarter of our fiscal 2019 using the retrospective transition method, and are continuing to evaluate the impact our pending adoption of Topic 606 will have on our consolidated financial statements.  The Company’s current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASU 2014-09. Potential adjustments to input measures are not expected to be pervasive to the majority of the Company’s contracts.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption assuming the Company will remain an emerging growth company at that date. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity’s filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. In July 2018, the FASB issued ASU No. 2018-10, about improvements to clarify the Codification or to correct unintended application of guidance in ASU No. 2016-02. The amendments in ASU No. 2018-10 are of a similar nature to the items typically addressed in the Codification improvements project. The amendments in ASU No. 2018-10 affect narrow aspects of the guidance issued in the amendments in ASU No.2016-02. In July 2018, the FASB issued ASU No. 2018-11, which to clarify two requirements in the new leases standard: transition—comparative reporting at adoption and separating components of a contract. The amendments in this Update provide entities with an additional (and optional) transition method to adopt the new leases standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers’ requests. ASU No. 2018-11 also provides lessors with a practical expedient, by class of underlying asset, to not separate nonlease components from the associated lease component and, instead, to account for those components as a single component if the nonlease components otherwise would be accounted for under the new revenue guidance (Topic 606) and both of the following are met: the timing and pattern of transfer of the nonlease component(s) and associated lease component are the same, and the lease component, if accounted for separately, would be classified as an operating lease. The effective date and transition requirements for ASU No 2018-11 related to separating components of a contract are the same as the effective date and transition requirements in ASU 2016-02. The Company has not early adopted this update and it will become effective on July 1, 2020. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued a new pronouncement ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which amends the guidance in ASC 230 on the classification of certain cash receipts and payments in the statement of cash flows. The primary purpose of the ASU is to reduce the diversity in practice that has resulted from the lack of consistent principles on this topic. The ASU’s amendments add or clarify guidance on eight cash flow issues: (1)Debt prepayment or debt extinguishment costs; (2)Settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; (3) Contingent consideration payments made after a business combination; (4) Proceeds from the settlement of insurance claims; (5) Proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies; (6) Distributions received from equity method investees; (7) Beneficial interests in securitization transactions; (8) Separately identifiable cash flows and application of the predominance principle. For public business entities, the guidance in the ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years assuming the Company will remain as emerging growth company at that date. Early adoption is permitted for all entities. Entities must apply the guidance retrospectively to all periods presented but may apply it prospectively from the earliest date practicable if retrospective application would be impracticable. The Company has not early adopted this update and it will become effective on July 1, 2018.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business”. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods assuming the Company will remain an emerging growth company at that date. The Company has not early adopted this update and it will become effective on July 1, 2018. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In January 2017 the FASB issued ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” This new standard eliminates Step 2 from the goodwill impairment test. Instead, an entity should compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, which means that it will be effective for us in the first quarter of our fiscal year beginning July 1, 2020 assuming the Company still remains an emerging growth company at that date. Early adoption is permitted. The Company is currently evaluating the impact of our pending adoption of ASU 2017-04 on its consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Scope of Modification Accounting, to provide guidance to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the changes in terms or conditions. ASU 2017-09 is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017 assuming the Company still remains an emerging growth company at that date. Early adoption is permitted and application is prospective. The Company has not early adopted this update and it will become effective on July 1, 2018. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), and Derivatives and Hedging (Topic 815). The guidance of Part I is to clarify accounting for certain financial instruments with down round feature in a financial instrument that reduces the strike price of an issued financial instrument if the issuer sells shares of its stock for an amount less than the currently stated strike price of the issued financial instrument or issues an equity-linked financial instrument with a strike price below the currently stated strike price of the issued financial instrument. For freestanding equity classified financial instruments, the amendments require entities that present earnings per share (EPS) in accordance with Topic 260 to recognize the effect of the down round feature when it is triggered. That effect is treated as a dividend and as a reduction of income available to common shareholders in basic EPS. Convertible instruments with embedded conversion options that have down round features are now subject to the specialized guidance for contingent beneficial conversion features. The amendments also recharacterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. Those amendments do not have an accounting effect. The amendments in Part I of ASU No. 2017-11 are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. The amendments in Part II of this Update do not require any transition guidance because those amendments do not have an accounting effect. The Company has not early adopted this update and it will become effective on July 1, 2020. The Company is currently evaluating the impact of our pending adoption of ASU 2017-11 on its consolidated financial statements.

In September 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock Compensation (Topic 718)”. The amendments affect any entity that changes the terms or conditions of a share-based payment award. An entity should account for the effects of a modification unless the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value, the vesting conditions of the modified award are the same as the vesting conditions of the original award, and the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award. The amendments in this Update are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period for public business entities for reporting periods for which financial statements have not yet been issued. The Company has not early adopted this update and it will become effective on July 1, 2018.  The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In February 2018, the FASB issued ASU No. 2018-02, “Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”. The amendments eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. ASU No. 2018-02 is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company has not early adopted this update and it will become effective on July 1, 2019. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In February 2018, the FASB issued ASU No. 2018-03, Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10), to provide guidance to clarify recognition and measurement of financial assets and financial liabilities. The amendments clarify certain aspects of the guidance issued in ASU No. 2016-01. All entities may early adopt ASU No. 2018-03 for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, as long as they have adopted Update 2016-01. The Company has not early adopted this update and it will become effective on July 1, 2018. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In June 2018, the FASB issued ASU No 2018-07, Compensation—Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. The amendments are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. The Company has not early adopted this update and it will become effective on July 1, 2019. The Company is currently evaluating the impact of our pending adoption of ASU 2018-07 on its consolidated financial statements.

In August 2018, the FASB issued ASU No 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently evaluating the impact of our pending adoption of ASU 2018-07 on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position
Xiao Feng Yang	54	Chairman, President and Director
Raymond Ming Hui Lin	53	Chief Executive Officer and Director
Tian van Acken	48	Chief Financial Officer
Jian Xu	45	Senior Vice President of Operations, Corporate Secretary
Jin He Shao(1)(4)	50	Independent Director
Kewei Huang(2)	50	Independent Director
Kathryn Amooi(3)	63	Independent Director

(1)	Chair of the Audit Committee.
(2)	Chair of the Compensation Committee.
(3)	Chair of the Nominating Committee.
(4)	Audit Committee Financial Expert.

Xiao Feng Yang is the chairman, president and director of the Company. Mr. Yang has over 20 years of executive management and operational experience in the IT services business. From October 2012 to present, Mr. Yang served as chairman and president of ChinaLink. From April 2009 to October 2012, Mr. Yang served as deputy general manager of ADP China managing the service operations of HR BPO in China. Prior to 2002, Mr. Yang was the Human Resource Director of Phillips. Mr. Yang graduated from Tongji University, Shanghai, China, with a Bachelor’s degree in electrical engineering. Mr. Yang received his MBA degree both from Shanghai University of Finance and Webster University (US).

Raymond Ming Hui Lin, is the chief executive officer and director of the Company. Mr. Lin joined CLPS in February 2009 as chief executive officer. From January 2008 to January 2009, Mr. Lin was a business consultant of VanceInfo after VanceInfo acquired A-IT Software (Shanghai) Co. Ltd. Mr. Lin acted as general manager of A-IT Software (Shanghai) Co. Ltd. from April 2002 to December 2007. Mr. Lin is an IT outsourcing service veteran with a deep understanding of IT talent acquisition, training, development and service delivery. He has developed and pioneered the first kind of training programs for mainframe and VisionPLUS (a credit card processing solution) in China, which has made CLPS as one of the largest mainframe resource powerhouse and the VisionPLUS project team in Greater China. In 2015, Mr. Lin became the MSE senior advisor in Fudan University, Shanghai, China.

Tian van Acken Ms. Tian van Acken is the chief financial officer of the company. From December 2015 to September 2017, Ms. van Acken served as chief financial officer at ec+ Communication Corporation. From September 2011 to December 2015, Ms. van Acken held chief financial officer positions at various start-up companies in China. From March 2006 to September 2011, Ms. van Acken served as Greater China chief financial officer at Lowe China, subsidiary of Lowe Worldwide (Interpublic Group of Companies) in China. From 1996 to 2006, Ms. van Acken held various managerial financial positions at Siegfried Resources LLC in New York, Highland Capital Partners and PricewaterhouseCoopers in Boston, respectively. Ms. van Acken holds an MBA degree in Finance and Accounting from Rochester Institute of Technology. She is a Chartered Financial Analyst and a certified public accountant licensed in the State of Massachusetts.

Jian Xu is our senior vice president of operations and corporate secretary. He has been the SVP of Operations since July 2008. From December 2003 to June 2008, Mr. Xu acted as IT consultant and trainer at A-IT Software Co., Ltd. From January 2003 to December 2003, Mr. Xu served as senior software developer at Neusoft Group Co., Ltd. From July 2000 to December 2003, he held the position of senior software developer at two software companies. Mr. Xu holds a Bachelor’s degree in Mechanical and Electronic Engineering from Shenyang University of Technology.

Jin He Shao is an independent director of the Company. From January 2002 to present, Mr. Shao has been a partner at Shanghai Huajin Accounting & Consulting Professional Services. From August 1995 to December 2001, he served as senior tax manager at Phillips (China) Investment Co., Ltd. Mr. Shao received a joint MBA degree from Shanghai University of Finance & Economics and The Webster University. Mr. Shao holds the PRC equivalent of the CPA license. In addition, Mr. Shao attended Shanghai Grain College where he majored in finance and accounting, and STV University where he majored in auditing.

Kewei Huang is an independent director of the Company. From September 2014 to present, Mr. Huang has held the office of the chief technology officer at Moxian, Inc. (MOXC), a Nasdaq listed company. In 1995, he received a PhD degree in component based technologies from the University of New South Wales. In addition, Mr. Huang holds a Bachelor’s degree in English from National University of Singapore and an MBA degree from Preston University.

Kathryn Amooi is an independent director of the Company. Ms. Amooi has held various positions at Automatic Data Processing (ADP), LLC, a human capital management company, including as Senior Vice President from May 2011 to December 2014, as Senior Division Vice President from May 2008 to June 2011, and Managing Director/General Manager from June 2005 to June 2008 at Automatic Data Processing (ADP) China, LLC. Ms. Amooi attended University of Southern California.

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers.

Limitation on Liability and Other Indemnification Matters

The Companies Law does not limit the extent to which Memorandum and Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty of such directors or officers willful default of fraud. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

B.	Compensation

Executive Compensation

The following table shows the annual compensation paid by us for the years ended June 30, 2018 and June 30, 2017.

Name/principal position	Year	Salary	Equity Compensation	All Other Compensation	Total Paid
Xiao Feng Yang, Chairman and President(1)	2018	$76,338	$—	$—	$76,338
	2017	$51,470	$—	$585,402	$636,872

Raymond Ming Hui Lin, CEO and Director(2)	2018	$57,225	$—	$—	$57,225
	2017	$37,379	$—	$585,402	$622,781

Tian van Acken, CFO(3)	2018	$69,758	$—	$—	$69,758
	2017	$—	$—	$—	$—

(1)	Appointed Chairman and President effective as of December 9, 2017. All other compensation amounts represent cash dividend payments in 2016 and 2017.
(2)	Appointed Chief Executive Officer effective as of December 9, 2017. All other compensation amounts represent cash dividend payments in 2016 and 2017.
(3)	Appointed Chief Financial Officer effective as of December 9, 2017.

Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our board of directors.

Outstanding Equity Incentive Awards at Fiscal Year-End

We have adopted a 2017 Equity Incentive Plan (the “Plan”). The Plan is a stock-based compensation plan that provides for discretionary grants of, among others, stock options, stock awards and stock unit awards to key employees and directors of the Company. The purpose of the Plan is to recognize contributions made to our company and its subsidiaries by such individuals and to provide them with additional incentive to achieve the objectives of our Company. The Company granted an aggregate of 671,469 restricted shares (“RSUs”) to key employees and directors under the Plan on July 12, 2018. No grants were made in fiscal 2018. The following is a summary of the Plan and is qualified by the full text of the Plan.

Administration. The Plan will be administered by our board of directors, or, once constituted, the Compensation Committee of the board of directors (we refer to body administering the Plan as the “Committee”).

Number of Shares of Common Shares. The number of common shares that may be issued under the Plan is 2,210,000. Shares issuable under the Plan may be authorized but unissued shares or treasury shares. If there is a lapse, forfeiture, expiration, termination or cancellation of any award made under the Plan for any reason, the shares subject to the award will again be available for issuance. Any shares subject to an award that are delivered to us by a participant, or withheld by us on behalf of a participant, as payment for an award or payment of withholding taxes due in connection with an award will not again be available for issuance, and all such shares will count toward the number of shares issued under the Plan. The number of common shares issuable under the Plan is subject to adjustment, in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the company or any similar corporate transaction. In each case, the Committee has the discretion to make adjustments it deems necessary to preserve the intended benefits under the Plan. No award granted under the Plan may be transferred, except by will, the laws of descent and distribution.

Eligibility. All key employees and directors of the Company are eligible to receive awards under the Plan.

Awards to Participants. The Plan provides for discretionary awards of, among others, stock options, stock awards and stock unit awards to participants. Each award made under the Plan will be evidenced by a written award agreement specifying the terms and conditions of the award as determined by the Committee in its sole discretion, consistent with the terms of the Plan.

Stock Options. The Committee has the discretion to grant non-qualified stock options or incentive stock options to participants and to set the terms and conditions applicable to the options, including the type of option, the number of shares subject to the option and the vesting schedule; each option will expire ten years from the date of grant and no dividend equivalents may be paid with respect to stock options. The aggregate maximum number of shares as to which a Key Employee may receive Stock Options and Stock Appreciation Rights in any calendar year is 100,000, except that the aggregate maximum number of shares as to which a Key Employee may receive Stock Options and Stock Appreciation Rights in the calendar year in which such Key Employee begins employment with the Company or its Subsidiaries is 250,000.

Stock Awards. The Committee has the discretion to grant stock awards to participants. Shares granted under the Plan will be effective and exercisable as of the Company’s completion of our initial public offering of its securities and other terms, restrictions and qualifications that may be set forth in the individual grant agreements. Stock awards will consist of common shares granted without any consideration from the participant or shares sold to the participant for appropriate consideration as determined by the Board. The number of shares awarded to each participant, and the restrictions, terms and conditions of the award, will be at the discretion of the Committee. Subject to the restrictions, a participant will be a shareholder with respect to the shares awarded to him or her and will have the rights of a shareholder with respect to the shares, including the right to vote the shares and receive dividends on the shares; provided that dividends otherwise payable on any performance-based stock award will be held by us and will be paid to the holder of the stock award only to the extent the restrictions on such stock award lapse, and the Committee in its discretion can accumulate and hold such amounts payable on any other stock awards until the restrictions on the stock award lapse. The aggregate maximum number of shares that may be used for Stock Awards, Stock Bonus Awards and or Stock Unit Awards that may be granted to any Key Employee in any calendar year is 250,000, or, in the event the award is settled in cash, an amount equal to the fair market value of such number of shares on the date on which the award is settled.

Payment for Stock Options and Withholding Taxes. The Committee may make one or more of the following methods available for payment of any award, including the exercise price of a stock option, and for payment of the minimum required tax obligation associated with an award: (i) cash; (ii) cash received from a broker-dealer to whom the holder has submitted an exercise notice together with irrevocable instructions to deliver promptly to us the amount of sales proceeds from the sale of the shares subject to the award to pay the exercise price or withholding tax; (iii) by directing us to withhold common shares otherwise issuable in connection with the award having a fair market value equal to the amount required to be withheld; and (iv) by delivery of previously acquired common shares that are acceptable to the Committee and that have an aggregate fair market value on the date of exercise equal to the exercise price or withholding tax, or certification of ownership by attestation of such previously acquired shares.

Amendment of Award Agreements; Amendment and Termination of the Plan; Term of the Plan. The Committee may amend any award agreement at any time, provided that no amendment may adversely affect the right of any participant under any agreement in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or stock exchange rule. The Board may terminate, suspend or amend the Plan, in whole or in part, from time to time, without the approval of the shareholders, unless such approval is required by applicable law, regulation or stock exchange rule, and provided that no amendment may adversely affect the right of any participant under any outstanding award in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or rule of any stock exchange on which the shares are listed. Notwithstanding the foregoing, neither the Plan nor any outstanding award agreement can be amended in a way that results in the repricing of a stock option. Repricing is broadly defined to include reducing the exercise price of a stock option or cancelling a stock option in exchange for cash, other stock options with a lower exercise price or other stock awards. No awards may be granted under the Plan on or after the tenth anniversary of the effective date of the Plan.

On July 12, 2018, the Board of Directors approved, upon a recommendation of the Compensation Committee, several restricted stock grants to the members of executive management and the Board of the Company pursuant to the terms of the Plan. Specifically, the Company granted an aggregate of 671,469 RSUs to key employees and directors under the Plan. No grants were made in fiscal 2018. RSUs granted to key employees and directors generally have a term of three years, but are subject to earlier termination in connection with termination of continuous service to the Company. RSUs are valid for a period of 10 years from July 12, 2018 to July 11, 2028. RSUs vest one-third per year over a three-year period, with the first one third vesting on the grant date. As at the grant date of July 12, 2018, the weighted-average fair value per share was $12.22 and the estimated total fair value of the restricted shares granted was $8.2 million.

Director Compensation

All directors hold office until the next annual meeting of shareholders until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive $1,500 per month for serving as directors and may receive option grants from our company.

Employment Agreements

Xiao Feng Yang Employment Agreement

On December 9, 2017, we entered into an employment agreement with Xiao Feng Yang pursuant to which he agreed to serve as our President. The agreement provides for an annual base salary of RMB144,000 and HK$566,472 (a total of approximately USD94,100) payable in accordance with the Company’s ordinary payroll practices. Under the terms of the agreement, commencing with the year ended June 30, 2018, Mr. Yang will be entitled to receive an annual cash bonus the extent and timing of which are to be determined by the Company’s Compensation Committee; Mr. Yang is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. The term of the agreement shall expire on December 8, 2022, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at our election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by him for “good reason” (as defined in the agreement), Mr. Yang shall be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Mr. Yang has agreed not to compete with us for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Raymond Ming Hui Lin Employment Agreement

On December 9, 2017, we entered into an employment agreement with Raymond Ming Hui Lin pursuant to which he agreed to serve as our Chief Executive Officer. The agreement provides for an annual base salary of RMB144,000 and HK$389,880 (a total of approximately USD71,400) payable in accordance with the Company’s ordinary payroll practices. Under the terms of the agreement, commencing with the year ended June 30, 2018, Raymond Ming Hui Lin will be entitled to receive an annual cash bonus the extent and timing of which are to be determined by the Company’s Compensation Committee; he is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. The term of the agreement shall expire on December 8, 2022, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at our election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by him for “good reason” (as defined in the agreement), Raymond Ming Hui Lin shall be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Raymond Ming Hui Lin has agreed not to compete with us for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Tian van Acken Employment Agreement

On December 9, 2017, we entered into an employment agreement with Tian van Acken pursuant to which she agreed to serve as our Chief Financial Officer. The agreement provides for an annual base salary of RMB144,000 and HK$558,000 (a total of approximately USD93,010) payable in accordance with the Company’s ordinary payroll practices. Under the terms of the agreement, commencing with the year ended June 30, 2018, Ms. van Acken will be entitled to receive an annual cash bonus the extent and timing of which are to be determined by the Company’s Compensation Committee; she is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. The term of the agreement shall expire on December 8, 2022, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of her salary through the date of her termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of her benefits under the agreement. If her employment is terminated at our election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by her for “good reason” (as defined in the agreement), Tian van Acken shall be entitled to receive severance payments equal to 9 months’ of her base salary and a pro rata portion of her target annual bonus for the year when termination occurs. Tian van Acken has agreed not to compete with us for 9 months after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

C.	Board Practices

Composition of Board; Risk Oversight

Our Board of Directors presently consists of 5 directors. Pursuant to our Memorandum and Articles of Association, our officers will be elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by resolution of our shareholders. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or becomes physically or mentally incapable of acting as director. Except as noted above, there are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the board of directors. Our board of directors shall hold meetings on at least a quarterly basis.

As a smaller reporting company under the NASDAQ rules we are only required to maintain a board of directors comprised of at least 50% independent directors, and an audit committee of at least two members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934. There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

There is no formal requirement under the Company’s memorandum and articles of association mandating that we hold an annual meeting of our shareholders. However, notwithstanding the foregoing, we intend to hold such meetings on our annual meeting to, among other things, elect our directors.

While it may be deemed a “controlled company” under the NASDAQ Marketplace Rules (specifically, as defined in Rule 5615(c)), the Company does not intend to avail itself of the corporate governance exemptions afforded to a controlled company under the NASDAQ Marketplace Rules. Similarly, the Company intends to comply with all applicable NASDAQ corporate governance requirements irrespective of its “foreign private issues” status.

Our board plays a significant role in our risk oversight. The board makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the board as he plays key roles in the risk oversight or the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

Our board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Kathryn Amooi, Kewei Huang and Jin He Shao are “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Board Committees

Currently, three committees have been established under the board: the Audit Committee, the Compensation Committee and the Nominating Committee.

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The Nominating Committee of the board is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Audit Committee

The Audit Committee will be responsible for, among other matters:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm the independence of its members from its management;

●	reviewing with our independent registered public accounting firm the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

●	coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures

●	establishing procedures for the confidential and or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

●	reviewing and approving related-party transactions.

Our Audit Committee consists of Kathryn Amooi, Kewei Huang and Jin He Shao, with Mr. Shao serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our board has determined that Mr. Shao qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

Compensation Committee

The Compensation Committee will be responsible for, among other matters:

●	reviewing and approving, or recommending to the board of directors to approve the compensation of our CEO and other executive officers and directors;

●	reviewing key employee compensation goals, policies, plans and programs;

●	administering incentive and equity-based compensation;

●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

●	appointing and overseeing any compensation consultants or advisors.

Our Compensation Committee consists of Kathryn Amooi, Kewei Huang and Jin He Shao, with Mr. Huang serving as chair of the Compensation Committee. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

Nominating Committee

The Nominating Committee will be responsible for, among other matters:

●	selecting or recommending for selection candidates for directorships;

●	evaluating the independence of directors and director nominees;

●	reviewing and making recommendations regarding the structure and composition of our board and the board committees;

●	developing and recommending to the board corporate governance principles and practices;

●	reviewing and monitoring the Company’s Code of Business Conduct and Ethics; and

●	overseeing the evaluation of the Company’s management

Our Nominating Committee consists of consists of Kathryn Amooi, Kewei Huang and Jin He Shao, with Ms. Amooi serving as chair of the Nominating Committee. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached. The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

●	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

A director is not required to hold shares as a qualification to office.

D.	Employees

The table below provides information as to the total number of employees at the end of the last three fiscal years. We have no contracts or collective bargaining agreements with labor unions and have never experienced work stoppages due to labor dispute. We consider our relations with our employees to be good.

	2016	2017	2018
Number of Employees	1,055	1,248	1,655

E.	Share Ownership

See Item 7 below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of September 18, 2018 through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. None of the stockholders listed in the table are located in the United States and none of the common shares held by them are located in the United States. Applicable percentage ownership is based on 13,813,821 common shares outstanding as of September 18, 2018. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o CLPS Incorporation, c/o 2nd Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong, Shanghai 201203, People’s Republic of China.

Name of Beneficial Owner	Common Shares	Ownership% (1)

Xiao Feng Yang (2)(7)	5,047,607	36.54%
Raymond Ming Hui Lin (3)(6)(7)	5,073,604	36.73%
Tian van Acken (4)(6)	73,607	*
Jin He Shao (5)(7)	1,000	*
Kewei Huang (5)(7)	1,000	*
Kathryn Amooi (5)(7)	1,000	*

All directors and executive officers as a group (6 persons)	10,197,818	73.82%

Qinrui Ltd. (2)	4,974,000	36.01%
Qinhui Ltd. (3)	4,999,996	36.20%

5% or greater beneficial owners as a group	10,121,211	73.27%

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.

(2)	A British Virgin Islands corporation with the mailing address of c/o Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG 1110, British Virgin Islands, with Xiao Feng Yang as its sole shareholder. As such, Mr. Yang is deemed to be the owner of all shares of the Company held by this entity. Also includes the vested portion of the restricted stock granted dated as of July 12, 2018. The total grant of 220,823 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant.

(3)	A British Virgin Islands corporation with the mailing address of c/o Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG 1110, British Virgin Islands, with Raymond Ming Hui Lin as its sole shareholder. As such, Mr. Lin is deemed to be the owner of all shares of the Company held by this entity. Also includes the vested portion of the restricted stock granted dated as of July 12, 2018. The total grant of 220,823 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant.
(4)	Represents vested portion of the restricted stock granted dated as of July 12, 2018. The total grant of 220,823 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant.

(5)	Represents vested portion of the restricted stock granted dated as of July 12, 2018. The total grant of 3,000 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant.

(6)	Executive officer.

(7)	Director.

As of September 18, 2018, there were 27 holders of record entered in our share register, of which no holders were U.S. residents. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B.	Related Party Transactions

The following is a description of transactions since July 1, 2014, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as at the year-end for the last two completed fiscal years ended June 30, 2018 and 2017, and to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Reorganization agreement with our shareholders

On November 2, 2017, the controlling shareholders transferred their 100% ownership interest in CLPS Shanghai to CLPS QC and Qiner, which are 100% owned by Qinheng and CLPS. On October 31, 2017, the controlling shareholders transferred 100% of their equity interests in Qiner to CLPS. The considerations for these transfers are at a nominal amount.

Other related party transactions:

The balances due to and due from related parties were as follows:

	As of June 30,
	2018	2017
Due from related parties:
Non-controlling shareholder of CLPS Beijing before acquisition of the remaining 30% equity on June 27, 2018	$-	$14,751
Non-controlling interest shareholder of Judge China	131,321	103,255
Total	$131,321	$118,006

Due to related parties
Shanghai Qisheng Co., Ltd (“Qisheng”), controlled by the Chairman of the Company	$-	$7,080
Non-controlling shareholder of JQ	45,615	-
Mr. Raymond Ming Hui Lin, CEO of the Company (i)	162,727	1,722,711
Total	$208,342	$1,729,791

(i)	Due to related parties mainly represents the unpaid bonus, dividends, wages and other benefit to the Company’s CEO.

Effective on December 9, 2017, the Board appointed Mr. Xiao Feng Yang as the Company’s Chairman and President, Mr. Raymond Ming Hui Lin as the Company’s chief executive officer (“CEO”) and director and Ms. Tian van Acken as the Company’s chief financial officer (“CFO”). Their employment terms are five years each starting on December 9, 2017. Mr. Xiao Feng Yang, Mr. Raymond Ming Hui Lin and Ms. Tian van Acken’s basic annual compensation was approximately $94,100, $71,400 and $93,010, respectively, with annual bonuses to be determined based on the sole direction of the Compensation Committee of the Board of Directors in accordance with criteria established by the Compensation Committee of the Board.

On May 17, 2017, the Company entered into a revolving credit facility with China Merchants Bank (“CMB Credit Facility”) which permits the Company to borrow up to approximately $753,100 (RMB 5,000,000) during the period from May 17, 2017 to May 16, 2018. The CMB Credit Facility is guaranteed by the CEO and Chairman and President of the Company as joint guarantors. In September, 2017, the Company borrowed the full credit amount (RMB 5,000,000) and the loans were repaid by May 2018. The credit facility was renewed on June 22, 2018, and the credit line was up to $1,543,115 (RMB 10,000,000).

On January 3, 2018, the Company entered into an additional credit facility with China Merchants Bank which permits the Company to borrow up to $1,111,712 (RMB 7,000,000). The Company borrowed $1,111,712 (RMB 7,000,000) with an interest rate at 5.655% per annum on February 9, 2018 and repaid the loan on July 2, 2018.

In fiscal 2018, the Company borrowed $4,152,377 (RMB 27,000,000) from CMB Credit Facility. As of June 30, 2018, the Company had a balance of $1,813,483 (RMB 12,000,000) with China Merchants Bank. These loans were repaid in July and August 2018 respectively.

On June 22, 2018, the Company entered into a revolving credit facility with China Merchants Bank (“CMB Credit Facility”) which permits the Company to borrow up to approximately $1,543,115 (RMB 10,000,000) during the period from July 11, 2018 to July 10, 2019. The CMB Credit Facility is guaranteed by the CEO, the wife of the CEO, Chairman, and the wife of the Chairman of the Company and Shanghai Small and Medium-sized Enterprises Policy Financing Guarantee Fund Management Centre as joint guarantors.

C.	Interests of Experts and Counsel

Not required.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

We are currently not involved in any legal proceedings; nor are we aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Dividend Policy

The holders of shares of our common shares are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiary and other holdings and investments. In addition, the operating companies may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our common shares are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.

B.	Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The following table sets forth, for the calendar quarters indicated and through June 30, 2018, the quarterly high and low sale prices for our shares, as reported on NASDAQ Stock Market. The closing price for the Company’s securities on September 20, 2018 was $13.18 per share.

	Shares
	High	Low

Monthly Highs and Lows
June 2018	$17.35	$4.7
July 2018	$15.98	$10.13
August 2018	$15.6	$12.2

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our shares have been listed on the NASDAQ Stock Market under the symbols CLPS since May 24, 2018 following the completion of our initial public offering.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in the section titled “Description of Share Capital” in our Registration Statement on Form F-1 initially filed with the SEC on March 27, 2018, and subsequently updated (File No.: 333-223956), which section is incorporated herein by reference.

C.	Material Contracts

The information required by Item 10.B of Form 20-F is included in the sections titled “Our Business,” “Directors and Executive Officers,” “Related Party Transactions,” and “Underwriting” in in our Registration Statement on Form F-1 initially filed with the SEC on March 27, 2018, and subsequently updated (File No.: 333-223956), which section is incorporated herein by reference.

D.	Exchange controls

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E.	Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our common shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our common shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Material PRC Income Tax Considerations

Under the new EIT Law and the Implementing Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a resident enterprise and will be subject to a PRC income tax on its global income. According to the Implementing Rules, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Accordingly, our holding company may be considered a resident enterprise and may therefore be subject to a PRC income tax on our global income. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those invested in by individuals or foreign enterprises, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or controlled by or invested in by individuals or foreign enterprises. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

If the PRC tax authorities determine that CLPS Incorporation or any of our subsidiaries outside of China is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, CLPS Incorporation or any of our subsidiaries outside of China may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules, dividends paid between “qualified resident enterprises” are exempt from enterprise income tax.

If CLPS Incorporation or any of our subsidiaries outside of China were treated as a PRC “non-resident enterprise” under the EIT Law, then dividends that it receives from its PRC operating subsidiary (assuming such dividends were considered sourced within the PRC) (1) may be subject to a 5% PRC withholding tax, if the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “PRC - Hong Kong Tax Treaty”) were applicable, or (2) if such treaty does not apply (i.e., because the PRC tax authorities may deem the Hong Kong enterprise to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, we could pay to its shareholders.

Finally, the new “resident enterprise” classification could result in a situation in which a 10% PRC tax is imposed on dividends we pay to its non-PRC shareholders that are not PRC tax “resident enterprises” and gains derived by them from transferring our common shares or warrants, if such income is considered PRC-sourced income by the relevant PRC authorities. In such event, we may be required to withhold the 10% PRC tax on any dividends paid to its non-PRC resident shareholders. Our non-PRC resident shareholders also may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of common shares or warrants in certain circumstances. We would not, however, have an obligation to withhold PRC tax with respect to such gain. If any such PRC taxes apply, a non-PRC resident shareholder may be entitled to a reduced rate of PRC taxes under an applicable income tax treaty and or a foreign tax credit against such shareholder’s domestic income tax liability (subject to applicable conditions and limitations). Prospective investors should consult with their own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available foreign tax credits.

General

The following is a summary of the material U.S. federal income tax consequences of owning and disposing of our ordinary shares. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our shares that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our shares is not described as a U.S. Holder in one of the four bullet points above and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.”

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to us or to any particular holder of our shares based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our shares as capital assets within the meaning of Section 1221 of the Code. This discussion also does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;

●	broker-dealers;

●	taxpayers who have elected mark-to-market accounting;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	certain expatriates or former long-term residents of the United States;

●	persons that actually or constructively own 5% or more of our voting shares;

●	persons that acquired our shares pursuant to the exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

●	persons that hold our shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

●	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) in respect of our shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of such shares will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (or “IRS”), or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with one or more aspects of the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF OUR SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Tax Consequences to U.S. Holders of Common Shares

Taxation of Distributions Paid on Common Shares

Subject to the passive foreign investment company (or “PFIC”), rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our common shares. A cash distribution on such shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Any distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its common shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such common shares.

With respect to corporate U.S. Holders, dividends on our shares will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, dividends on our shares may be taxed at the lower applicable long-term capital gains rate provided that (1) our common shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a Chinese “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the “U.S.-PRC Tax Treaty,” (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the Nasdaq Stock Market. U.S. Holders should consult their own tax advisors regarding the tax treatment of any dividends paid with respect to our common shares.

If PRC taxes apply to dividends paid to a U.S. Holder on our common shares, such U.S. Holder may be entitled to a reduced rate of PRC tax under the U.S-PRC Tax Treaty. In addition, such PRC taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations). U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Disposition of Common Shares

Upon a sale or other taxable disposition of our common shares, and subject to the PFIC rules discussed below, a U.S. Holder should recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the common shares. Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 20%. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the common shares exceeds one year. The deductibility of capital losses is subject to various limitations. If PRC taxes would otherwise apply to any gain from the disposition of our common shares by a U.S. Holder, such U.S. Holder may be entitled to a reduction in or elimination of such taxes under the U.S.-PRC Tax Treaty. Any PRC taxes that are paid by a U.S. Holder with respect to such gain may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations that could reduce or eliminate the available tax credit). U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. Based on our current composition and assets, we do not expect to be treated as a PFIC under the current PFIC rules. Our PFIC status, however, will not be determinable until after the end of each taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. If we are determined to be a PFIC and a U.S. Holder did not make either a timely qualified electing fund (or “QEF”), election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) common shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of its common shares; and

●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the common shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the common shares).

Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the common shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year of the U.S. Holder.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our common shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. There can be no assurance, however, that we will pay current dividends or make other distributions sufficient for a U.S. Holder who makes a QEF election to satisfy the tax liability attributable to income inclusions under the QEF rules, and the U.S. Holder may have to pay the resulting tax from its other assets. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to our common shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares), any gain recognized on the appreciation of our common shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of a PFIC’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to those U.S. Holders who made a QEF election. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held common shares while we were a PFIC, whether or not we meet the test for PFIC status in those years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our common shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of ours that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our common shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) shares in us and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its common shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its common shares at the end of its taxable year over the adjusted basis in its common shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its common shares over the fair market value of its common shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its common shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the common shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our common shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs. If a U.S. Holder owns (or is deemed to own) shares during any year in a PFIC, such holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is made). The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our common shares should consult their own tax advisors concerning the application of the PFIC rules to our common shares under their particular circumstances.

Tax Consequences to Non-U.S. Holders of Common Shares

Dividends paid to a Non-U.S. Holder in respect to its common shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our common shares, unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to tax in the same manner as for a U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our common shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our common shares by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, backup withholding of United States federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our common shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares by a non-corporate U.S. Holder, in each case who (a) fails to provide an accurate taxpayer identification number; (b) is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements. A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

F.	Dividends and paying agents

Not required.

G.	Statement by experts

Not required.

H.	Documents on display

Documents concerning us that are referred to in this document may be inspected at c/o 2nd Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong, Shanghai 201203, People’s Republic of China. In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I.	Subsidiary Information

Not required.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. While interest-earning instruments carry a degree of interest rate risk, we have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates.

Foreign Currency Risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 2.0% in fiscal year 2017 and appreciated by 2.4 in fiscal 2018. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2018. Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of June 30, 2018 were not effective as discussed below. Accordingly, our management cannot provide reasonable assurance of achieving the desired control objectives. We are in the process of reviewing and, where necessary, modifying controls and procedures throughout the Company.

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our management and other personnel to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America. and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies and procedures may deteriorate.

In connection with our audited financial statements for the year ended June 30, 2018, our independent registered public accounting firm identified material weaknesses in the design and operation of our internal controls. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. As previously disclosed, the specific material weakness related to the Company’s lack of controls and procedures in place to monitor, capture, report and disclose certain subsequent events. In order to address the matter as it was identified, we immediately designated a “point” person within the Company’s accounting and finance reporting structure to whom all information relating to material transactions after the balance sheet closing date was and continues to be reported to ensure that such information is then properly and timely disclosed in the Company’s financial statements. We determined that the Company needed to continue to strengthen its accounting staff and to enhance its internal controls function, which monitoring and remedial steps will be carried out by the Company during our fiscal year 2019.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was not effective as of June 30, 2018.

All internal control systems, no matter how well designed, have inherent limitations including the possibility of human error and the circumvention or overriding of controls. Further, because of changes in conditions, the effectiveness of internal controls may vary over time. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. We cannot be certain that these measures will successfully remediate the material weakness or that other material weaknesses will not be discovered in the future. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our common stock to decline. In addition, it could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. Because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accountants as to our internal control over financial reporting for the foreseeable future.

Changes in Internal Controls over Financial Reporting

Except as discussed above, during the year ended June 30, 2018, there were no changes in the company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect our company’s internal control over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Jin He Shao is an audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the NASDAQ listing standards.

ITEM 16B.	CODE OF ETHICS.

Our Board has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code is available on our website. We intend to disclose on our website any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services rendered by Friedman LLP for the periods indicated:

	June 30, 2018	June 30, 2017	June 30, 2016
	USD’000	USD’000	USD’000
Audit Fees	$170	$152	$152
Audit Related Fees	125	25	-
Tax Fees	-	-	-
All Other Fees		-	-
Total Fees	$295	$177	$152

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

No purchase of our securities were made by us or our affiliates in 2018.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G.	CORPORATE GOVERNANCE

None.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

CLPS INCORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2018, 2017 AND 2016

F-1

CLPS INCORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

CLPS Incorporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CLPS Incorporation and Subsidiaries (collectively, the “Company”) as of June 30, 2018 and 2017, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended June 30, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CLPS Incorporation and Subsidiaries as of June 30, 2018 and 2017, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2017.

New York, New York

September 25, 2018

CLPS INCORPORATION

CONSOLIDATED BALANCE SHEETS

	As of June 30,
	2018	2017
ASSETS
Current assets
Cash and cash equivalents	$9,742,886	$4,814,568
Accounts receivable, net	16,267,835	6,644,774
Amount due from underwriter on the over-allotment	1,472,592	-
Prepayments, deposits and other assets, net	1,231,217	578,391
Prepaid income tax	206,361	169,557
Amount due from related parties	131,321	118,006
Total Current Assets	29,052,212	12,325,296

Property and equipment, net	333,897	273,347
Intangible assets, net	260,059	305,464
Goodwill	173,560	195,080
Escrow receivable	200,000	-
Prepayments, deposits and other assets, net	119,372	123,783
Long-term investment – equity method	142,590	-
Long-term investment – cost method	151,124	-
Deferred tax assets, net	512,097	298,953
Total Assets	$30,944,911	$13,521,923

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	$2,553,989	$-
Accounts payable and other current liabilities	1,454,770	239,165
Tax payables	904,850	640,864
Deferred revenue	125,080	110,631
Customer deposits	200,836	97,740
Salaries and benefits payable	7,341,688	5,392,434
Amounts due to related parties	208,342	1,729,791
Total Current Liabilities	12,789,555	8,210,625

Commitments and Contingencies

Shareholders’ Equity
Common share, $0.0001 par value; 100,000,000 shares authorized; 13,590,000 shares issued and outstanding as of June 30, 2018 and 11,290,000 shares issued and outstanding as of June 30, 2017*	1,359	1,129
Additional paid-in capital	17,285,543	7,120,943
Statuary reserves	1,118,467	680,671
Accumulated deficit	(524,618)	(2,521,285)
Accumulated other comprehensive loss	(401,677)	(447,270)

Total CLPS Incorporation’s Shareholders’ Equity	17,479,074	4,834,188

Non-controlling Interests	676,282	477,110

Total Shareholders’ Equity	18,155,356	5,311,298

Total Liabilities and Shareholders’ Equity	$30,944,911	$13,521,923

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED statements of INCOME AND COMPREHENSIVE INCOME

	For the years ended June 30,
	2018	2017	2016

Revenues	$48,938,593	$31,361,976	$29,024,178
Less: Cost of revenues	(31,277,255)	(18,669,812)	(17,463,416)
Gross profit	17,661,338	12,692,164	11,560,762

Operating expenses:
Selling and marketing	2,225,702	1,206,493	413,016
Research and development	7,837,873	4,232,788	5,579,058
General and administrative	5,871,622	5,647,790	4,955,037
Total operating expenses	15,935,197	11,087,071	10,947,111
Income from operations	1,726,141	1,605,093	613,651
Subsidies and other income	960,784	508,187	1,446,408
Other expense	(84,155)	(10,469)	(5,935)

Income before income tax	2,602,770	2,102,811	2,054,124
(Benefit) provision for income taxes	(112,128)	(118,546)	269,153
Net income	2,714,898	2,221,357	1,784,971
Less: Net income (loss) attributable to non-controlling interests	280,435	173,912	(41,141)
Net income attributable to CLPS Incorporation’s shareholders	$2,434,463	$2,047,445	$1,826,112

Other comprehensive (loss) income
Foreign currency translation gain (loss)	$55,793	$(93,177)	$(387,100)
Less: foreign currency translation gain (loss) attributable to Non-controlling interest	10,200	1,732	(1,471)
Other comprehensive gain (loss) attributable to CLPS Incorporation’s shareholders	$45,593	$(94,909)	$(385,629)

Comprehensive income
CLPS Incorporation shareholders	$2,480,056	$1,952,536	$1,440,483
Non-controlling interests	290,635	175,644	(42,612)
	$2,770,691	$2,128,180	$1,397,871

Basic earnings per common share*	$0.21	$0.18	$0.16
Weighted average number of share outstanding – basic	11,517,123	11,290,000	11,290,000
Diluted earnings per common share	$0.21	$0.18	$0.16
Weighted average number of share outstanding – diluted	11,636,367	11,290,000	11,290,000

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2018, 2017 AND 2016

						Accumulated
					Retained	Other
			Additional		Earnings	Comprehensive	Non-
	Common Share		Paid-in	Statutory	(Accumulated	Income	controlling
	Shares*	Amount*	Capital	Surplus	Deficit)	(Loss)	interest	Total
Balance at July 1, 2015	11,290,000	$1,129	$2,696,377	$540,967	$2,639,885	$33,268	$1,515	$5,913,141
Shareholder’s contribution	-	-	3,377,813	-	-	-	-	3,377,813
Recapitalization of Shanghai CLPS	-	-	1,051,952	(551,684)	(500,268)	-	-	-
Non-controlling shareholders’ contribution	-	-	-	-	-	-	46,919	46,919
Repurchase of Non-controlling interest	-	-	(5,199)	-	-	-	(1,788)	(6,987)
Dividends declared	-	-	-	-	(6,521,233)	-	-	(6,521,233)
Net income for the year	-	-	-	-	1,826,112	-	(41,141)	1,784,971
Appropriation of statutory reserve	-	-	-	429,439	(429,439)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	(385,629)	(1,471)	(387,100)
Balance at June 30, 2016	11,290,000	$1,129	$7,120,943	$418,722	$(2,984,943)	$(352,361)	$4,034	$4,207,524
Non-controlling shareholders’ contribution	-	-	-	-	-	-	6,438	6,438
Non-controlling interest through acquisition	-	-	-	-	-	-	290,994	290,994
Dividend declared	-	-	-	-	(1,321,838)	-	-	(1,321,838)
Net income for the year	-	-	-	-	2,047,445	-	173,912	2,221,357
Appropriation of statutory reserve	-	-	-	261,949	(261,949)	-	-	-
Foreign currency translation adjustments	-	-	-			(94,909)	1,732	(93,177)
Balance at June 30, 2017	11,290,000	$1,129	$7,120,943	$680,671	$(2,521,285)	$(447,270)	$477,110	$5,311,298
Net Proceeds from IPO, net of issuance costs	2,000,000	200	9,549,319	-	-	-	-	9,549,519
Net Proceeds from over- allotment, net of issuance costs	300,000	30	1,472,562	-	-	-	-	1,472,592
IPO issuance costs			(362,925)					(362,925)
Purchase of subsidiaries’ shares from non-controlling interests	-	-	(494,356)	-	-	-	(91,533)	(585,889)
Public offering warrants	-	-	612,223	-	-	-	-	612,223
Warrant issued in connection with IPO			(612,223)					(612,223)
NCI shareholder’s contribution	-	-	-	-	-	-	70	70
Net income for the year	-	-	-	-	2,434,463	-	280,435	2,714,898
Appropriation of statutory reserve	-	-	-	437,796	(437,796)	-	-	-
Foreign currency translation adjustments		-	-	-	-	45,593	10,200	55,793
Balance at June 30, 2018	13,590,000	$1,359	$17,285,543	$1,118,467	$(524,618)	$(401,677)	$676,282	$18,155,356

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
	2018	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,714,898	$2,221,357	$1,784,971
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	206,169	143,626	54,105
Deferred tax benefit	(208,051)	(221,114)	(96,713)
Loss from equity investment	8,684	-	-
Provision for doubtful accounts	96,904	86,463	5,223
Loss from disposal of property and equipment	1,957	-	-
Changes in assets and liabilities
Accounts receivable	(9,753,685)	(2,410,155)	1,053,207
Prepayment, deposits and other assets	(613,277)	(357,761)	417,190
Prepaid income tax	(33,225)	(168,825)	-
Accounts payable and other current liabilities	592,477	52,574	27,152
Taxes payable	251,627	219,672	208,772
Deferred revenue	11,945	110,153	-
Customer deposits	102,077	48,892	51,194
Salaries and benefits payable	1,848,890	899,462	957,167
Net cash (used in) provided by operating activities	(4,772,610)	624,344	4,462,268

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(231,226)	(62,518)	(327,768)
Payment for business acquisition	(107,654)	(349,617)	-
Cash acquired from acquisition	-	266,856	-
Disposition (acquisition) of long term investment	(153,792)	44,061	(46,580)
Net cash used in investing activities	(492,672)	(101,218)	(374,348)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	5,659,536	-	-
Repayment of short-term bank loans	(3,060,456)	-	-
Capital contribution by shareholders	-	-	2,135,673
Capital contributions from IPO and over-allotment, net	11,022,111	-	-
Escrow receivable	(200,000)	-	-
Due from underwriter on the over-allotment	(1,472,592)	-	-
Cash paid for issuance cost of IPO	(283,092)	-	-
Non-controlling interest shareholder’s contribution	-	6,438	46,919
Purchase of non-controlling interest	-	-	(6,987)
Restricted cash	-	-	155,267
Amounts due from related parties	(12,941)	-	2,491,794
Amounts due to related parties	(936,338)	(102,754)	77,590
Dividend paid	(612,988)	(736,436)	(5,279,093)
Net cash provided by (used in) financing activities	10,103,240	(832,752)	(378,837)

Effect of exchange rate changes on cash	90,360	(153,002)	(227,771)

Net increase (decrease) in cash	4,928,318	(462,628)	3,481,312
Cash and cash equivalents, at beginning of year	$4,814,568	$5,277,196	$1,795,884

Cash, cash equivalents at the end of the year	$9,742,886	$4,814,568	$5,277,196

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$325,609	$335,143	$285,019
Cash paid for interest	$74,754	$-	$-

Non-Cash Transactions of Investing and Financing Activities
Dividend payable included in due to related parties	$-	$585,402	$-
Payable for business acquisition	$584,040	$128,371	$-
Payable for investment – cost method	151,539	-	-
Dividend contributed to capital	$-	$-	$1,242,140
Capital contribution from non-controlling shareholders	$70	$-	$-
Prepaid for issuance costs of IPO in the previous year	$79,833	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

CLPS Incorporation (“CLPS” or the “Company”), is a company that was established under the laws of the Cayman Islands on May 11, 2017 as a holding company. The Company, through its subsidiaries, designs, builds, and delivers IT services, solutions and product services. The Company customizes its services to specific industries with customer service teams typically based on-site at the customer locations. The Company’s solutions enable its clients to meet the changing demands in an increasingly global, internet-driven, and competitive marketplace. Mr. Xiao Feng Yang, the Company’s Chairman of the Board and President, together with Mr. Raymond Ming Hui Lin, the Company’s Chief Executive Officer (“CEO”) are the controlling shareholders of the Company (the “controlling shareholder”).

Reorganization

CLPS Incorporation (“CLPS” or the “Company”), is a company that was established under the laws of the Cayman Islands on May 11, 2017 as a holding company. The Company, through its subsidiaries, designs, builds, and delivers IT services, solutions and product services. The Company customizes its services to specific industries with customer service teams typically based on-site at the customer locations. The Company’s solutions enable its clients to meet the changing demands of an increasingly global, Internet-driven, and competitive marketplace. Mr. Xiao Feng Yang, the Company’s Chairman and President, together with Mr. Raymond Ming Hui Lin, the Company’s Chief Executive Officer (“CEO”) are the controlling shareholders of the Company (the “Controlling shareholders”).

A reorganization of the legal structure was completed on November 2, 2017. The reorganization involved the incorporation of CLPS, a Cayman Islands holding company; Qinheng Co., Limited (“Qinheng”) and Qiner Co., Limited (“Qiner”), two holding companies established in Hong Kong, and Shanghai Qincheng Information Technology Co., Ltd (“CLPS QC” or “WOFE”) established in the People’s Republic of China (“PRC”); and the transfer of ChinaLink Professional Service Co., Ltd (“CLPS Shanghai”) from the controlling shareholders to CLPS QC.

Prior to the reorganization, CLPS Shanghai’s equity interests were 100% controlled by the same group of the controlling shareholders of CLPS.

CLIVST and FDT-CL are subsidiaries of Qinheng. JQ Technology Co., Limited (“JQ”) and JIALIN Technology Limited (“JL”) are subsidiaries of Qiner since October 17, 2017. CLPS Dalian Co., Ltd (“CLPS Dalian”), CLPS Ruicheng Co., Ltd (“CLPS RC”), CLPS Beijing Hengtong Co., Ltd (“CLPS Beijing”), CLPS TECHNOLOGY (SINGAPORE) PTE.LTD (“CLPS SG”), CLPS TECHNOLOGY (AUSTRALIA) PTY LTD (“CLPS AU”), CLPS Technology (Hong Kong) Co., Limited (“CLPS Hong Kong”), Judge (Shanghai) Co., Ltd (“Judge China”), Judge (Shanghai) Human Resource Co., Ltd (“Judge HR”), CLPS Shenzhen Co., Ltd (“CLPS Shenzhen”) and CLPS Guangzhou Co., Ltd (“CLPS Guangzhou”) are all subsidiaries of CLPS Shanghai.

On November 2, 2017, the controlling shareholders transferred their 100% ownership interest in CLPS Shanghai to CLPS QC and Qiner, which are 100% owned by Qinheng and CLPS. On October 31, 2017, the controlling shareholders transferred 100% of their equity interests in Qiner to CLPS. After the reorganization, CLPS owns 100% equity interests of the entities mentioned above. On December 7, 2017, the Board of Directors approved an amendment of the article association of CLPS and a nominal share issuance to the existing shareholders. As a result, the existing shareholders own the same percentage of ownership in CLPS as their ownership interests in CLPS Shanghai prior to the reorganization.

Since the Company and its subsidiaries are effectively controlled by the same group of the shareholders before and after the reorganization, they are considered under common control. The above mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the consolidated financial statements.

New Developments

On October 17, 2017, the Company acquired a 55% equity interest in JQ, and its 100% owned subsidiary – JL in Taiwan for cash consideration of approximately $0.07 million. As of the acquisition date, the assets of JQ were cash and other receivables and JQ and its subsidiary has no significant operating activities since inception. The estimated fair value of the assets acquired and liabilities assumed at the acquisition date was approximately the carrying value of the assets and liabilities based on the short-term nature of the assets acquired and liabilities assumed. The Company believes that this investment could offer new opportunities for operational synergies in the related markets.

On June 5, 2018, the Company incorporated CLPS US to develop business in related areas.

On June 13, 2018, the Company purchased a 2.7% equity interest in Lihong in Shanghai for consideration of $0.15 million (RMB 1,000,000) to develop new business. The consideration has not been paid for and is recorded as a liability as of June 30, 2018.

Prior to June 2018, the Company held a 70% equity interest of CLPS Beijing which primarily engages in software development. On June 27, 2018, Qiner entered into a new share purchase agreement and purchased the remaining 30% equity interest of CLPS Beijing for consideration of $0.6 million, holding 100% of CLPS Beijing’s equity interest. The consideration was not paid for and was recorded as a liability by Qiner as of June 30, 2018. The consideration was paid on July 5, 2018. Prior to June 2018, the remaining 30% equity interest of CLPS Beijing was recorded as a non-controlling interest on the balance sheet. The Company engaged an independent valuation firm to assist management in assessing the enterprise value of CLPS Beijing. The enterprise value of CLPS Beijing as of June 27, 2018 was $1.94 million based on the evaluation report.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS - continued

New Developments (continued)

Details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation/ acquisition	Place of Incorporation	% of Equity Ownership		Principal Activities
CLPS Incorporation (“CLPS” or the “Company”)	Incorporated on May 11, 2017	Cayman Islands	Parent		Holding Company
Qinheng Co., Limited (“Qinheng”)	Incorporated on June 9, 2017	Hong Kong, China	100%	Consolidated subsidiary	Holding Company
Qiner Co., Limited (“Qiner”)	Incorporated on April 21, 2017	Hong Kong, China	100%	Consolidated subsidiary	Holding Company
Shanghai Qincheng Information Technology Co., Ltd (“CLPS QC” or “WOFE”)	Incorporated on August 4, 2017	Shanghai, China	100%	Consolidated subsidiary	Holding Company
ChinaLink Professional Service Co., Ltd (“CLPS Shanghai”)	Incorporated on August 30, 2005	Shanghai, China	100%	Consolidated subsidiary	Software development
CLPS Dalian Co., Ltd (“CLPS Dalian”)	Incorporated on May 25, 2011	Dalian, China	100%	Consolidated subsidiary	Software development
CLPS Ruicheng Co., Ltd (“CLPS RC”)	Incorporated on June 26, 2013	Shanghai, China	100%	Consolidated subsidiary	Software development
CLPS Beijing Hengtong Co., Ltd (“CLPS Beijing”)	Incorporated on March 30, 2015	Beijing, China	70% owned by CLPS Shanghai and 30% owned by Qiner	Consolidated subsidiary	Software development
CLPS TECHNOLOGY (SINGAPORE) PTE.LTD (“CLPS SG”)	Incorporated on August 18, 2015	Singapore	100%	Consolidated subsidiary	Software development
CLPS TECHNOLOGY (AUSTRALIA) PTY LTD (“CLPS AU”)	Incorporated on November 10, 2015	Australia	100%	Consolidated subsidiary	Software development
CLPS Technology (Hong Kong) Co., Limited (“CLPS Hong Kong”)	Incorporated on January 7, 2016	Hong Kong, China	80% owned by CLPS Shanghai and 20% owned by unrelated individual shareholders	Consolidated subsidiary	Software development
Judge (Shanghai) Co., Ltd (“Judge China”)	Acquired on November 9, 2016	Shanghai, China	60% owned by CLPS Shanghai and 40% owned by an unrelated Company;	Consolidated subsidiary	Software development
Judge (Shanghai) Human Resource Co., Ltd (“Judge HR”)	Acquired on November 9, 2016	Shanghai, China	70% owned by Judge China and 30% owned by an unrelated company	Consolidated subsidiary	Software development
CLPS Shenzhen Co., Ltd (“CLPS Shenzhen”)	Incorporated on April 7, 2017	Shenzhen, China	70% owned by CLPS Shanghai and 30% owned by CLPS Hong Kong	Consolidated subsidiary	Software development
CLPS Guangzhou Co., Ltd (“CLPS Guangzhou”)	Incorporated on September 27, 2017	Guangzhou, China	100%	Consolidated subsidiary	Software development
CLIVST Ltd. (“CLIVST”)	Incorporated on July 25, 2017	British Virgin Islands	100%	Consolidated subsidiary	Holding Company
FDT-CL Financial Technology Services Limited (“FDT-CL”)**	Incorporated on October 24, 2017	Hong Kong, China	52% owned by CLIVST, 48% owned by an unrelated individual	Consolidated subsidiary	Software development
JQ Technology Co., Limited(“JQ”)	Acquired on October 17, 2017	Hong Kong, China	55% owned by Qiner, 45% owned by an unrelated individuals	Consolidated subsidiary	Software development
JIALIN Technology Limited (“JL”)	Acquired on October 17, 2017	Taiwan	100% owned by JQ	Consolidated subsidiary	Software development
CLPS Technology (US) Ltd. (“CLPS US”)	Incorporated on June 5, 2018	Delaware, USA	100% owned by Qiner	Consolidated subsidiary	Network technology
Infogain Solutions PTE. Ltd. (“Infogain”) *	Acquired on August 20, 2018	Singapore	80% owned by CLPS SG, 20% owned by unrelated individuals	Consolidated subsidiary	Software development

* Entities incorporated or acquired subsequent to June 30, 2018 are not included in the Company’s consolidated financial statements for the years ended June 30, 2018, 2017 and 2016.

** On July 20, 2018, the Company decided to close down FDT-CL.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and requirements of the Securities Exchange Commission (“SEC”).

The accompanying consolidated financial statements include the financial statements of CLPS and its subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation. Results of subsidiaries and businesses acquired from third parties are consolidated from the date on which control is transferred to the Company.

Use of Estimates and Assumptions

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, valuation of accounts receivable, prepayments, deposits and other assets, useful lives of property and equipment, intangible assets, goodwill impairment, the impairment of long-lived assets, provision for contingent liabilities, revenue recognition, accrued expenses and other current liabilities and realization of deferred tax assets. Actual results could differ from those estimates.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash and cash equivalents, accounts receivable, other receivables and other current assets, accounts payable, customer deposits, accrued expenses and other current liabilities approximates their recorded values due to their short-term maturities.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Cash and cash equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts receivable

Accounts receivable are recorded at original invoice. The Company determines the adequacy of a reserve for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Prepayments, deposit and other assets

Prepayment, deposit and other assets primarily consists of advances to suppliers for purchasing goods or services that have not been received or provided and advances to employees. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired.

Deferred contract costs

Deferred contract costs represent costs incurred in advance of revenue recognition arising from direct and incremental staff costs in respect of the fixed fee contracts according to the customer’s requirements prior to the delivery of services, and such deferred costs will be recognized upon the recognition of the related revenue.

Long term investment

The Company holds investments in equity method and cost method investees. Investee companies over which the Company has the ability to exercise significant influence but does not have a controlling interest and is the primary beneficiary are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting shares of the investee between 20% and 50%, and other factors, such as representation in the investee’s Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. Under this method of accounting, the Company records its proportionate share of the net earnings or losses of equity method investees and a corresponding increase or decrease to the investment balances. The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.

Investments in entities in which the Company has no control or significant influence and is not the primary beneficiary are accounted for at cost. Cost method investments are recorded at the lower of cost or fair value. If declines in the value of cost method investments are determined to be other-than temporary, a loss is recorded in the current period as a component of miscellaneous, net in the consolidated statements of income.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Business combination

Business combinations are recorded using the business acquisition method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interest of the acquire at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquire, if any, at the acquisition date over the fair values of the identifiable net assets acquired.

Non-controlling interests

The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Company are presented on the face of the consolidated statement of income and comprehensive income as an allocation of the total income or loss for the year between non-controlling interest holders and the shareholders of the Company.

Property and Equipment, net

Property and equipment, net, are stated at cost less accumulated depreciation and amortization. The straight-line method is used to compute depreciation and amortization over the estimated useful lives of the assets, as follows:

Useful life
Leasehold improvement	The shorter of lease terms or the estimated useful lives
Machinery equipment	5–10 years
Transportation vehicles	5 years
Office equipment and furniture	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is charged to the statement of income.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill

Goodwill represents the excess of the consideration over the fair value of the net assets acquired at the date of acquisition. Goodwill is not amortized but rather tested for impairment at least annually at the reporting unit level by applying a fair-value based test in accordance with accounting and disclosure requirements for goodwill and other indefinite-lived intangible assets. This test is performed by management annually or more frequently if the Company believes impairment indicators are present. There was only one reporting unit (that also represented the operating segment) as of June 30, 2018. Goodwill was allocated to the one reporting unit as of June 30, 2018.

Impairment of long-lived assets

The Company reviews its long-lived assets, other than goodwill including property and equipment and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Company would recognize an impairment loss based on the excess of the carrying value over the assessed discounted cash flow amount.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue Recognition

The Company provides a comprehensive range of IT services and solutions, which primarily are on a time-and-expense basis, or fixed-price basis

Revenue is considered realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectability is reasonably assured.

Time-and-expense basis contracts

Revenues from time-and-expense basis contracts are recognized as the related services are rendered assuming all other basic revenue recognition criteria are met. Under time-and-expense basis contracts, the Company is reimbursed for actual hours incurred at pre-agreed negotiated hourly billing rates. Clients may terminate the contracts at any time before the work is completed but are obligated to pay the actual service hours incurred through the termination date at the contract billing rate.

Fixed-price basis contracts

Revenues from fixed-price customized solution contracts require the Company to perform services for systems design, planning and integrating based on customers’ specific needs which requires significant production and customization. The required customization work period is generally less than one year. Upon delivery of the services, customer acceptance is generally required. In the same contract, the Company is generally required to provide post-contract customer support (“PCS’) for a period from three months to one year (“PCS period”) after the customized application is delivered. The type of service for PCS clause is generally not specified in the contract or stand-ready service on when-and-if-available basis.

The Company determines there are following separated service elements in the fixed-fee customized solution contract:

1.	Solution development service and

2.	PCS

3.	Specific service such as training, if applicable

For multiple-element arrangements that include application customized services and PCS as well as specific service component, if applicable, the Company allocates contract revenue to all deliverables based on their relative selling prices. The Company uses a hierarchy to determine the selling price to be used for allocating revenue to the deliverables: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of the selling price (“TPE”) and (iii) best estimate of the selling price (“BESP”). The Company uses VSOE of selling price in the selling price allocation in all instances where it exists. VSOE of selling price for products and services is determined when a substantial majority of the selling prices fall within a reasonable range when sold separately. Otherwise, BESP is used because the Company’s customized application differs substantially from that of competitors, it is difficult to obtain the reliable standalone competitive pricing necessary to establish TPE. Accordingly, the Company uses its best estimate of selling prices of solution development service and PCS (and specific service if applicable) as the basis of revenue allocation. In estimating its selling price for solution development service and PCS (and specific service if applicable), the Company considers the internal estimated cost to provide such services adjusted by reasonable profit margin for similar arrangements, customer demand, and the historical pricing as significant factors to determine the BESP.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue Recognition (continued)

Revenue allocates to solution development service component is recognized using contract accounting in accordance with Accounting Standards Codification (“ASC”) 605-35-25. The revenue recognition for these contracts varies depending on the terms of the individual contracts, and may be recognized proportionally over the term of the contract or deferred until the end of the contract term and recognized when our obligations have been fulfilled with the customer. For contacts with development period within three months, the related revenue is recognized on the completed contract method. Otherwise, revenue is recognized as the service is performed using the percentage of completion method of accounting, under which the total value of revenue is recognized on the basis of the percentage that total labor cost to date bears to the total expected labor costs. The Company considers labor time, the input measurement, is the best available indicator of the pattern and timing in which contract obligations are fulfilled. The Company has a long history of providing these services resulting in its ability to reasonably estimate the service hours expected to be incurred and the progress toward completion on each fixed-price customized contract based on the proportion of service hours incurred to date relative to total estimated service hours at completion. Estimated contract costs are based on the budgeted service hours, which are updated based on the progress toward completion on a monthly basis. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. In instances where substantive acceptance provisions are specified in customer contracts, revenues are deferred until all acceptance criteria have been met.

The fixed-priced customized solution arrangement provides customers with rights to unspecified PCS, if and when available. These services grant the customers on line and telephone access to technical support personnel during the term of the service. The revenue allocated to unspecific PCS component is deferred and recognized on a straight-line basis over the PCS period. Revenue allocates to the specific PCS or other services is recognized as the related services are rendered.

To date, the Company has not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated.

Differences between the timing of billings and the recognition of revenue based on various methods of accounting are recorded as deferred revenue.

Revenue includes reimbursements of travel and out-of-pocket expense, with equivalent amounts of expense recorded in cost of revenue. The Company reports revenues net of value added tax (“VAT”).  The Company’s subsidiaries in the PRC are subject to a 6% to 16% value added tax (“VAT”) and related surcharges on the revenues earned from providing services. The VAT rate is up to 16% since May 1, 2018.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Research and development

Research and development incur in the development of new software modules and products, either as part of internally used software or in conjunction with anticipated customer projects.  Technological feasibility for the Company’s software products is reached before the products are released for sale.  To date, expenditures incurred after technological feasibility was established and prior to completion of software development have not been material, and accordingly, the Company has expensed all when incurred.

Government subsidies

Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Company receives government subsidies related to government sponsored projects, and records such government subsidies as a liability when it is received. The Company records government subsidies as other income when there is no further performance obligation.

Advertising expenditures

Advertising expenditures are expensed as incurred and such expenses were minimal for the periods presented.  Advertising expenditures have been included as part of selling and marketing expenses.

Operating leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. The Company records the total expenses on a straight-line basis over the lease term.

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount was expensed as incurred.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income Taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2018, 2017 and 2016. All of the tax returns of the Company’s subsidiaries in China remain subject to examination by the tax authorities for five years from the date of filing through year 2022.

Value added tax (“VAT”)

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 16%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All of the VAT returns filed by the company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Earnings Per Share

Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period, which may include restricted share units, options, convertible securities and warrants. The computation of diluted earnings per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts) on earnings per share.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign Currency Translation

The functional currencies of the Company are the local currency of the county in which the subsidiary operates. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Concentrations and Risks

-     Foreign currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 2.0% in fiscal year 2017 and appreciated by 2.4% in fiscal 2018. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

-     Concentration of credit risk

As of June 30, 2018 and 2017, $4,012,088 and $4,199,905 of the Company’s cash and cash equivalents was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. As of June 30, 2018, the Company had $81,644, $4,005, $5,568,360 and $76,789 of cash and cash equivalents on deposit at financial institutions in Singapore, Australia, Hong Kong and Taiwan, respectively. As of June 30, 2017, the Company had $130,614, $130,413 and $353,636 of cash and cash equivalents on deposit at financial institutions in Singapore, Australia and Hong Kong, respectively.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Concentrations and Risks (continued)

-     Significant customers

For the years ended June 30, 2018, 2017 and 2016, one customer with its affiliates accounted for 30.8%, 38.6% and 59.2% of the Company’s total revenues, respectively. For the year ended June 30, 2018, one customer and its affiliates accounted for 35.9% of the Company’s total accounts receivable balance. For the year ended June 30, 2017, one customer and its affiliates accounted for 39.1% of the Company’s total accounts receivable balance. For the year ended June 30, 2016, two customers and its affiliates accounted for 47.3% and 10.0% of the Company’s total accounts receivable balance.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Risks and Uncertainties

The significant operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, may not be indicative of future results.

Share-based payment

Share awards issued to non-employees, such as consultants and underwriters, including warrants and options are measured at fair value at the earlier of the commitment date or the date the service is completed and recognized over the period the service is provided. The Company uses the Black-Scholes pricing model to estimate the fair value of warrants. The determination of estimated fair value of share-based payment awards on the grant date using a Black-Scholes option pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the Company’s expected stock price volatility over the expected term of the awards, actual and projected warrant exercise behaviors, a risk-free interest rate and any expected dividends.

All share-based awards to employees and directors, including restricted share units (“RSUs”), are measured at the grant date based on the fair value of the awards. Share-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

The Company recognizes the estimated compensation cost of service-based restricted share units based on the fair value of its ordinary shares on the date of the grant. The Company recognizes the compensation cost, net of estimated forfeitures, over a vesting term of generally three years.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting restricted share units’ forfeitures and records share-based compensation expense only for those awards that are expected to vest.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. Generally Accepted Accounting Principles when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date for ASU 2014-09 by one year. For public entities, the guidance in ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods), which means it will be effective for the Company’s fiscal year beginning July 1, 2018. In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. In April 2016, the FASB issued ASU No. 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes. In December 2016, the FASB further issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” (“ASU 2016-20”), which makes minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments are intended to address implementation and provide additional practical expedients to reduce the cost and complexity of applying the new revenue standard. These amendments have the same effective date as the new revenue standard. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 606 for annual reporting. A public business entity and certain other specified entities adopt ASC Topic 606 for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. We are planning to adopt Topic 606 in the first quarter of our fiscal 2019 using the retrospective transition method, and are continuing to evaluate the impact our pending adoption of Topic 606 will have on our consolidated financial statements. The Company’s current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASU 2014-09. Potential adjustments to input measures are not expected to be pervasive to the majority of the Company’s contracts.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption assuming the Company will remain an emerging growth company at that date. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity’s filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. In July 2018, the FASB issued ASU No. 2018-10, about improvements to clarify the Codification or to correct unintended application of guidance in ASU No. 2016-02. The amendments in ASU No. 2018-10 are of a similar nature to the items typically addressed in the Codification improvements project. The amendments in ASU No. 2018-10 affect narrow aspects of the guidance issued in the amendments in ASU No.2016-02. In July 2018, the FASB issued ASU No. 2018-11, which to clarify two requirements in the new leases standard: transition—comparative reporting at adoption and separating components of a contract. The amendments in this Update provide entities with an additional (and optional) transition method to adopt the new leases standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers’ requests. ASU No. 2018-11 also provides lessors with a practical expedient, by class of underlying asset, to not separate nonlease components from the associated lease component and, instead, to account for those components as a single component if the nonlease components otherwise would be accounted for under the new revenue guidance (Topic 606) and both of the following are met: the timing and pattern of transfer of the nonlease component(s) and associated lease component are the same, and the lease component, if accounted for separately, would be classified as an operating lease. The effective date and transition requirements for ASU No 2018-11 related to separating components of a contract are the same as the effective date and transition requirements in ASU 2016-02. The Company has not early adopted this update and it will become effective on July 1, 2020. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent Accounting Pronouncements (continued)

In August 2016, the FASB issued a new pronouncement ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which amends the guidance in ASC 230 on the classification of certain cash receipts and payments in the statement of cash flows. The primary purpose of the ASU is to reduce the diversity in practice that has resulted from the lack of consistent principles on this topic. The ASU’s amendments add or clarify guidance on eight cash flow issues: (1) Debt prepayment or debt extinguishment costs; (2) Settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; (3) Contingent consideration payments made after a business combination; (4) Proceeds from the settlement of insurance claims; (5) Proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies; (6) Distributions received from equity method investees; (7) Beneficial interests in securitization transactions; (8) Separately identifiable cash flows and application of the predominance principle. For public business entities, the guidance in the ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years assuming the Company will remain as emerging growth company at that date. Early adoption is permitted for all entities. Entities must apply the guidance retrospectively to all periods presented but may apply it prospectively from the earliest date practicable if retrospective application would be impracticable. The Company has not early adopted this update and it will become effective on July 1, 2018.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business”. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods assuming the Company will remain an emerging growth company at that date. The Company has not early adopted this update and it will become effective on July 1, 2018. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent Accounting Pronouncements (continued)

In January 2017 the FASB issued ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” This new standard eliminates Step 2 from the goodwill impairment test. Instead, an entity should compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, which means that it will be effective for us in the first quarter of our fiscal year beginning July 1, 2020 assuming the Company still remains an emerging growth company at that date. Early adoption is permitted. The Company is currently evaluating the impact of our pending adoption of ASU 2017-04 on its consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Scope of Modification Accounting, to provide guidance to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the changes in terms or conditions. ASU 2017-09 is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017 assuming the Company still remains an emerging growth company at that date. Early adoption is permitted and application is prospective. The Company has not early adopted this update and it will become effective on July 1, 2018. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), and Derivatives and Hedging (Topic 815). The guidance of Part I is to clarify accounting for certain financial instruments with down round feature in a financial instrument that reduces the strike price of an issued financial instrument if the issuer sells shares of its stock for an amount less than the currently stated strike price of the issued financial instrument or issues an equity-linked financial instrument with a strike price below the currently stated strike price of the issued financial instrument. For freestanding equity classified financial instruments, the amendments require entities that present earnings per share (EPS) in accordance with Topic 260 to recognize the effect of the down round feature when it is triggered. That effect is treated as a dividend and as a reduction of income available to common shareholders in basic EPS. Convertible instruments with embedded conversion options that have down round features are now subject to the specialized guidance for contingent beneficial conversion features. The amendments also recharacterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. Those amendments do not have an accounting effect. The amendments in Part I of ASU No. 2017-11 are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. The amendments in Part II of this Update do not require any transition guidance because those amendments do not have an accounting effect. The Company has not early adopted this update and it will become effective on July 1, 2020. The Company is currently evaluating the impact of our pending adoption of ASU 2017-11 on its consolidated financial statements.

In September 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock Compensation (Topic 718)”. The amendments affect any entity that changes the terms or conditions of a share-based payment award. An entity should account for the effects of a modification unless the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value, the vesting conditions of the modified award are the same as the vesting conditions of the original award, and the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award. The amendments in this Update are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period for public business entities for reporting periods for which financial statements have not yet been issued. The Company has not early adopted this update and it will become effective on July 1, 2018. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In February 2018, the FASB issued ASU No. 2018-02, “Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”. The amendments eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. ASU No. 2018-02 is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company has not early adopted this update and it will become effective on July 1, 2019. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In February 2018, the FASB issued ASU No. 2018-03, Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10), to provide guidance to clarify recognition and measurement of financial assets and financial liabilities. The amendments clarify certain aspects of the guidance issued in ASU No. 2016-01. All entities may early adopt ASU No. 2018-03 for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, as long as they have adopted Update 2016-01. The Company has not early adopted this update and it will become effective on July 1, 2018. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent Accounting Pronouncements (continued)

In June 2018, the FASB issued ASU No 2018-07, Compensation—Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. The amendments are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. The Company has not early adopted this update and it will become effective on July 1, 2019. The Company is currently evaluating the impact of our pending adoption of ASU 2018-07 on its consolidated financial statements.

In August 2018, the FASB issued ASU No 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently evaluating the impact of our pending adoption of ASU 2018-07 on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

NOTE 3 – BUSINESS ACQUSITION

Acquisition of Judge China

On November 9, 2016, CLPS Shanghai acquired 60% of Judge China and its 70% owned subsidiary Judge HR from Judge Company Asia Limited (“Judge Asia”) with the final purchase price of $480,061 (RMB 3.25 million). The Company funded the acquisition with cash and a payable to Judge Asia of $128,928 (RMB 0.9 million), of which $103,255 was subsequently offset with the Company’s receivables from Judge Asia. The Company believes that the acquisition will allow it to better manage opportunities and capitalize on the growth potential in the human resource related industries.

The transaction was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction was determined by the Company with the assistance of an independent appraisal firm based on the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date. The purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition was as follows:

Amounts
Cash acquired	$268,014
Accounts receivable	325,888
Prepayment and other receivable	67,570
Property and equipment, net	1,875
Intangible – customer relationship, net	339,883
Wages payable and accruals	(86,483)
Tax payables	(16,147)
Other payable and other current liabilities	(259,361)
Deferred tax liability	(65,264)
Non-controlling interests	(290,994)
Goodwill	195,080

Total consideration	$480,061

The intangible assets include customer contacts of $339,883, which was acquired by Judge China in 2013 with an estimated useful life of 10 years. The goodwill is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of June 30,
	2018	2017
Trade accounts receivable	$16,419,182	$6,753,891
Less: allowance for doubtful accounts	(151,347)	(109,117)
Accounts receivable, net	$16,267,835	$6,644,774

Unbilled accounts receivable included in trade accounts receivable above amounted to $934,687 and $263,434 as of June 30, 2018 and 2017, respectively.

Movement of the allowance for doubtful accounts is as follows:

	As of June 30,
	2018	2017
Balance at the beginning of the year	$109,117	$46,774
Provision for doubtful accounts	134,021	62,990
Write off for doubtful account	(93,767)	-
Foreign currency translation adjustments	1,976	(647)
Balance at end of year	$151,347	$109,117

NOTE 5 – AMOUNT DUE FROM UNDERWRITER ON THE OVER-ALLOTMENT

On June 8, 2018, CLPS Incorporation (the “Company”) closed on the over-allotment option to purchase an additional 300,000 common shares of the Company by The Benchmark Company, LLC, at the IPO price of $5.25 per share. As a result, the Company has raised additional gross proceeds of approximately $1.58 million before underwriting discounts and commissions and offering expenses. Net proceeds from the over-allotment of approximately $1.47 million were received on July 4, 2018.

NOTE 6 – PREPAYMENTS, DEPOSITS AND OTHER ASSETS, NET

Prepayments, deposits and other assets consisted of the following:

	As of June 30,
	2018	2017
Deferred contract costs	$466,117	$263,065
Advances and deposits to suppliers	178,224	231,731
Prepaid expenses	29,484	179,384
Note receivable	114,979	21,813
Advances to employees	567,934	47,783
Less: allowance for doubtful accounts	(6,149)	(41,602)
	1,350,589	702,174)
Less: Long term portion	(119,372)	(123,783)
Prepayments, deposits and other assets – current portion	$1,231,217	$578,391

Movement of the allowance for doubtful accounts is as follows:

	As of June 30,
	2018	2017
Balance at the beginning of the year	$41,602	$18,390
Provision (reversal) for doubtful accounts	(37,117)	23,473
Foreign currency translation adjustment	1,664	(261)
Balance at end of year	$6,149	$41,602

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of June 30,
	2018	2017
Equipment	$523,553	$386,590
Office Furniture	106,576	100,524
Automobiles	83,502	35,706
Leasehold improvement	77,678	66,157
Total	791,309	588,977
Less: accumulated depreciation and amortization	(457,412)	(315,630)
Property and equipment, net	$333,897	$273,347

Depreciation expense was $152,342, 109,356 and $54,105 for the years ended June 30, 2018, 2017 and 2016, respectively.

NOTE 8 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of customer contacts acquired by Judge China on June 1, 2013 with an estimated useful life of 10 years. Judge China was acquired by the Company on November 9, 2016 (Note 3).

	As of June 30,
	2018	2017
Customer contacts	$348,214	$339,883
Less: accumulated amortization	(88,155)	(34,419)
Intangible assets, net	$260,059	$305,464

Amortization expense was $53,827, $34,270 and nil for the years ended June 30, 2018, 2017 and 2016. Estimated future amortization expense is as follows:

Year ending June 30,	Amortization expense
2019	53,827
2020	53,827
2021	53,827
2022	53,827
Remaining	44,751
Total	$260,059

NOTE 9 – GOODWILL

The changes in the carrying amount of goodwill for the year ended June 30, 2018 were as follows:

For the year ended June 30, 2018
Balance as of July 1, 2017	$195,080
Reverse of goodwill arising from acquisition of Judge China	(26,302)
Foreign currency translation adjustment	4,782
$173,560

The consideration of Judge China was reduced by $26,302 due to the bad debts for the receivable from Judge Asia as of June 30, 2018.

The Company performed its annual goodwill impairment review for the year ended June 30, 2018 and determined there was no impairment as of June 30, 2018.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – ESCROW RECEIVABLE

As of June 30, 2018, the Company placed $200,000 in an escrow account in connection with the Company’s indemnification as part of their IPO raise. The escrow shall remain in place for a period of 18 months until November 2019.

NOTE 11 – LONG TERM INVESTMENT

a)	Equity Investment

On September 27, 2017, the Company and a non-controlling interest shareholder of CLPS Beijing incorporated Tianjin Huanyu Qinshang Network Technology Co., Ltd (“Huanyu”). The Company invested funds for a 30% equity interest in Huanyu for $0.15 million (RMB 1,000,000). For the year ended June 30, 2018, 30% of the loss from Huanyu was $8,684 and was included in other expense.

The investment in Huanyu was accounted for using the equity method with the cost allocated as follows:

As of June 30, 2018
Original investment	$151,124
Loss in equity interest	(8,684)
Foreign currency translation adjustment	150
$142,590

b)	Investment at cost

On June 13, 2018, the Company purchased a 2.7% equity interest in Lihong in Shanghai for consideration of $0.15 million (RMB 1,000,000) to develop new business. The consideration has not been paid for and is recorded as a liability as of June 30, 2018.

NOTE 12 – SHORT TERM LOANS

Outstanding balances of short term bank loans consisted of the following:

	As of June 30,
	2018	2017

Loan from Bank of Communication, with an interest rate of 5.655% per annum due on July 20, 2018	$740,506	$-
Loan from China Merchants Bank, with an interest rate of 5.655% per annum due in July and August, 2018, respectively	1,813,483	-
	$2,553,989	$-

On November 6, 2017, the Company entered into a revolving credit facility with Bank of Communication (“BC Credit Facility”) which permits the Company to borrow up to approximately $753,100 (RMB 5,000,000) during the period from October 9, 2017 to October 9, 2018. The Company borrowed $753,116 (RMB 4,900,000) with an interest rate at 5.655% per annum on November 8, 2017 and repaid the loan on February 8, 2018.

On January 3, 2018, the Company entered into an additional credit facility with China Merchants Bank which permits the Company to borrow up to $1,111,712 (RMB 7,000,000).  The Company borrowed $1,111,712 (RMB 7,000,000) with an interest rate at 5.655% per annum on February 9, 2018 and repaid the loan on July 2, 2018.

On February 8, 2018, the Company borrowed $740,506 (RMB 4,900,000) from Bank of Communication at an interest rate of 5.655% per annum and due on July 20, 2018. On July 20, 2018, the Company repaid the loan.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – SHORT TERM LOANS - continued

On May 17, 2017, the Company entered into a revolving credit facility with China Merchants Bank (“CMB Credit Facility”) which permits the Company to borrow up to approximately $753,100 (RMB 5,000,000) with an interest rate at 5.655% per annum during the period from May 17, 2017 to May 16, 2018. The CMB Credit Facility is guaranteed by the CEO and Chairman and President of the Company as joint guarantors. In September 2017, the Company borrowed the full credit amount (RMB 5,000,000) the loans were repaid by May 2018. The credit facility was renewed on June 22, 2018, and the credit line was up to $1,543,115 (RMB 10,000,000).

During the fiscal year 2018, the Company borrowed $4,152,377 (RMB 27,000,000) from CMB Credit Facility with an interest rate at 5.655% per annum. As of June 30, 2018, the Company had a balance of $1,813,483 (RMB 12,000,000) with China Merchants Bank. These loans were repaid in July and August 2018 respectively.

On June 22, 2018, the Company entered into a revolving credit facility with China Merchants Bank (“CMB Credit Facility”) which permits the Company to borrow up to approximately $1,543,115 (RMB 10,000,000) for the period from July 11, 2018 to July 10, 2019 with an interest rate at 5.655% per annum. The CMB Credit Facility is guaranteed by the CEO, the wife of the CEO, Chairman, and the wife of Chairman of the Company, and Shanghai Small and Medium-sized Enterprises Policy Financing Guarantee Fund Management Centre as joint guarantors. On July 11, 2018, the Company borrowed $1,543,115 due on July 11, 2019.

On August 8, 2018, the Company borrowed $292,770 (RMB 2,000,000) from Bank of Communication with an interest rate at 5.655% per annum expiring November 15, 2018.

On August 10, 2018, the Company borrowed $438,629 (RMB 3,000,000) from China Merchants Bank at an interest rate of 5.133% per annum and due on August 9, 2019.

On August 15, 2018, the Company borrowed $435,692 (RMB 3,000,000) from China Merchants Bank at an interest rate of 5.655% per annum and due on August 14, 2019.

On September 5, 2018, the Company borrowed $439,457 (RMB 3,000,000) from Bank of Communication at an interest rate of 5.0025% per annum and due on December 20, 2019.

On September 7, 2018, the Company borrowed $ 293,204 (RMB 2,000,000) from China Merchants Bank at an interest rate of 5.655% per annum and due on September 6, 2019.

Interest expense was $82,507, Nil and Nil for the years ended June 30, 2018, 2017 and 2016, respectively.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – SALARIES AND BENEFITS PAYABLE

	As of June 30,
	2018	2017
Salaries and benefits payable	$7,341,688	$5,392,434

Full time employees of the Company located in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company accrued for these benefits based on certain percentages of the employees’ salaries. Salaries and benefits payable included $3,075,391 and $2,349,795 accrued employer portion of social benefits payable to local governments as of June 30, 2018 and 2017, respectively.

NOTE 14 – RELATED PARTY TRANSACTIONS

The balances due to and due from related parties were as follows:

	As of June 30,
	2018	2017
Due from related parties:
Non-controlling shareholder of CLPS Beijing before acquisition of the remaining 30% equity on June 27, 2018	$-	$14,751
Non-controlling interest shareholder of Judge China	131,321	103,255
Total	$131,321	$118,006
Due to related parties
Shanghai Qisheng Co., Ltd (“Qisheng”), controlled by the Chairman of the Company	$-	$7,080
Non-controlling shareholder of JQ	45,615	-
Mr. Raymond Ming Hui Lin, CEO of the Company (i)	162,727	1,722,711
Total	$208,342	$1,729,791

(i)	Due to related parties mainly represents the unpaid bonus, dividends, wages and other benefit to the Company’s CEO.

Effective on December 9, 2017, the Board appointed Mr. Xiao Feng Yang as the Company’s Chairman and President, Mr. Raymond Ming Hui Lin as the Company’s chief executive officer (“CEO”) and director and Ms. Tian van Acken as the Company’s chief financial officer (“CFO”). Their employment term is five years starting on December 9, 2017. Mr. Xiao Feng Yang, Mr. Raymond Ming Hui Lin and Ms. Tian van Acken’s basic annual compensations are approximately $94,100, $71,400 and $93,010, respectively, with annual bonuses determined based on the sole direction of the Compensation Committee of the Board of Directors in accordance with criteria established by the Compensation Committee of the Board.

On May 17, 2017, the Company entered into a revolving credit facility with China Merchants Bank (“CMB Credit Facility”) which permits the Company to borrow up to approximately $753,100 (RMB 5,000,000) during the period from May 17, 2017 to May 16, 2018. The CMB Credit Facility is guaranteed by the CEO and Chairman and President of the Company as joint guarantors. In September, 2017, the Company borrowed the full credit amount (RMB 5,000,000) and the loans were repaid by May 2018. The credit facility was renewed on June 22, 2018, and the credit line was up to $1,543,115 (RMB 10,000,000).

On January 3, 2018, the Company entered into an additional credit facility with China Merchants Bank which permits the Company to borrow up to $1,111,712 (RMB 7,000,000). The Company borrowed $1,111,712 (RMB 7,000,000) with an interest rate at 5.655% per annum on February 9, 2018 and repaid the loan on July 2, 2018.

In fiscal 2018, the Company borrowed $4,152,377 (RMB 27,000,000) from CMB Credit Facility. As of June 30, 2018, the Company had a balance of $1,813,483 (RMB 12,000,000) with China Merchants Bank. These loans were repaid in July and August 2018 respectively.

On June 22, 2018, the Company entered into a revolving credit facility with China Merchants Bank (“CMB Credit Facility”) which permits the Company to borrow up to approximately $1,543,115 (RMB 10,000,000) during the period from July 11, 2018 to July 10, 2019. The CMB Credit Facility is guaranteed by the CEO, the wife of the CEO, Chairman, and the wife of Chairman of the Company, and Shanghai Small and Medium-sized Enterprises Policy Financing Guarantee Fund Management Centre as joint guarantors.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – TAXES

(a)	Corporate Income Taxes (“CIT”)

CLPS was incorporated in the Cayman Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of Cayman Islands.

CLPS Hong Kong was established in Hong Kong and is subject to statutory income tax rate at 16.5%. CLPS SG is subject to Singapore income tax at the rate of 17%.  CLPS AU was established in Australia and is subject to corporate income tax at 30%. JL are subject to Taiwan income tax at the rate of 17%.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. CLPS Shanghai, the Company’s main operating subsidiary in PRC, has been approved as HNTEs in 2013 and reapproved in 2016. The Company is entitled to a reduced income tax rate of 15% through November 2019.

EIT is typically governed by the local tax authority in China. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The impact of the tax holidays noted above decreased income taxes by $285,130, $317,488 and $290,159 for the fiscal year 2018, 2017 and 2016, respectively. The benefit of the tax holidays on net income per share (basic and diluted) was $0.02, 0.03 and $0.03 for the years ended June 30, 2018, 2017 and 2016, respectively.

Income (loss) before income taxes

	For the years ended June 30,
	2018	2017	2016
PRC	$2,863,419	$2,516,211	$2,297,424
Non-PRC	(260,649)	(413,400)	(243,300)
	$2,602,770	$2,102,811	$2,054,124

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended June 30,
	2018	2017	2016
PRC statutory income tax rate	25%	25%	25%
Effect of income tax rate difference in other jurisdictions	(1.8)%	4.8%	5.9%
Effect of PRC preferential tax rate and tax holidays	(11.0)%	(15.1)%	(14.1)%
R&D credits	(18.3)%	(14.3)%	(11.9)%
Permanent difference and others*	1.8%	(6.0)%	8.2%
Effective tax rate	(4.3)%	(5.6)%	13.1%

* Permanent difference and other primarily represented tax effect on the intercompany transactions.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – TAXES - continued

(a)	Corporate Income Taxes (“CIT”) (continued)

The provision (benefit) for income tax consists of the following:

	For the years ended June 30,
	2018	2017	2016
Current income tax provision	$95,923	$102,568	$365,866
Deferred income tax benefit	(208,051)	(221,114)	(96,713)
Total (benefit) provision for income tax expenses	$(112,128)	$(118,546)	$269,153

As of June 30, 2018, the tax years ended December 31, 2012 through December 31, 2017 for the Company’s PRC entities remain open for statutory examination by PRC tax authorities.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of June 30, 2018 and 2017, the Company had net operating loss carry forwards of approximately $3,752,850 and $1,234,500, respectively, from the Company’s PRC subsidiaries, which will expire by December 31, 2021. As of June 30, 2018, the Company had net operating loss carry forwards of approximately $458,000, $137,000, $76,000 and $3,000 from its operations in Singapore, Australia, Hong Kong and Taiwan, respectively. The net operating losses in Singapore, Australia and Hong Kong will be carried forward indefinitely.

The significant components of the deferred tax assets are as follows:

	June 30, 2018	June 30, 2017
Deferred tax assets:
Net operating loss carry forwards	$649,766	$423,543
Accrued expenses and other	57,965	9,611
Total deferred tax assets	707,731	433,154

Deferred tax liabilities:
Unbilled accounts receivables	(169,266)	(62,855)
Deferred contract cost	(26,368)	(71,346)
Total deferred tax liabilities	(195,634)	(134,201)

Total deferred tax assets, net	$512,097	$298,953

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the group’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as at June 30, 2018 and 2017.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – TAXES - continued

(b)	Taxes Payable

The Company’s taxes payable consists of the following:

	June 30, 2018	June 30, 2017

VAT tax payable	$228,477	$182,036
Corporate income tax payable	96,636	-
Withholding tax payable	257,942	274,542
Disability insurance fund payable	299,645	168,650
Other taxes payable	22,150	15,636
Total taxes payable	$904,850	$640,864

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2018 and 2017, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended June 30, 2018 and 2017, respectively, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2018.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

The Company’s subsidiaries lease administrative office space under various operating leases. Rent expense amounted to $730,705 and $565,328 for the years ended June 30, 2018 and 2017, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows:

Twelve months ending June 30,	Lease expense
2019	$699,019
2020	235,303
2021	14,217
Total	$948,539

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	For the years ended June 30,
	2018	2017	2016

Basic earnings per share calculation:
Numerator:
Net income attributable to CLPS	$2,434,463	$2,047,445	$1,826,112
Denominator:
Weighted average ordinary shares outstanding	11,517,123	11,290,000	11,290,000
Basic earnings per share attributable to CLPS	$0.21	$0.18	$0.16
Diluted earnings per share calculation:
Numerator:
Net income attributable to CLPS for calculating diluted earnings per share	$2,434,463	$2,047,445	$1,826,112
Denominator:
Weighted average ordinary shares outstanding	11,517,123	11,290,000	11,290,000
Weighted average ordinary shares equivalents:
Effects of dilutive securities
Warrants	119,244	-	-
Shares used in computing diluted earnings per share attributable to CLPS	11,636,367	11,290,000	11,290,000
Diluted earnings per share attributable to CLPS	$0.21	$0.18	$0.16

NOTE 18 – PUBLIC OFFERING WARRANTS

In connection with the closing of the Initial Public Offering (“IPO”) on May 24, 2018, the Company issued the following warrants to the placement agents for the offering.

On May 24, 2018, CLPS completed a private placement of 93,030 warrants to Gear Capital Partners Limited (“Gear Ltd.”), acting as counsel of CLPS. Each warrant entitles Gear Ltd. to purchase shares at $4.20 per share. The warrants carry a term of five years expiring on May 22, 2023 and shall not be exercisable for a period of 180 days from May 23, 2018.

On May 24, 2018, CLPS completed a private placement of 107,000 warrants to Ascent Investor Relations LLC. (“Ascent”), acting as investor relations consultant of CLPS. Each warrant entitles Ascent to purchase shares at $4.20 per share. The warrants carry a term of five years expiring on May 22, 2023 and shall not be exercisable for a period of 180 days from May 23, 2018.

On May 29, 2018, CLPS completed a private placement of 83,162 warrants to Jay Linde, Cuttone & Co., LLC, THE BENCHMARK COMPANY, LLC, and Alberleen Group LLC, (together, “Holders”), acting as underwriters of CLPS. Each warrant entitles Holders to purchase shares at $6.30 per share. The warrants carry a term of five years expiring on May 22, 2023 and shall not be exercisable for a period of 180 days from May 23, 2018.

The Company uses the Black-Scholes option pricing model to estimate the fair value of warrants.

The assumptions used to value the Company’s warrant grants were as follows:

For the years ended June 30, 2018
Warrants	283,192
Expected term (in years)	2.75
Expected volatility	49.39%
Risk-free interest rate	2.11%

Expected term represents the weighted average period of time that share-based awards granted are expected to be outstanding giving consideration to historical exercise patterns. Expected volatilities are based on historical volatilities of the similar public company’s ordinary shares over the respective expected term of the share-based awards. Risk-free interest rate is based on US Treasury zero-coupon issues with maturity terms similar to the expected term on the share-based awards.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – SHARE-BASED PAYMENT - continued

The following table sets forth the summary of warrants activities:

	Number of warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Outstanding as of July 1, 2017	-
Granted	83,162	$6.3	4.9 years
Granted	200,030	$4.2	4.9 years
Exercised	-
Forfeited or expired	-
Outstanding as of June 30, 2018	283,192
Exercisable as of June 30, 2018	-
Vested as of June 30, 2018	283,192

The aggregated fair value of the Public Offering Warrants on May 24, 2018 was $612,223. As of June 30, 2018, 283,192 shares of warrants were issued and outstanding. No warrants were exercised during the fiscal year 2018 and through the date of this filing.

NOTE 19 – SHAREHOLDERS’ EQUITY

Common shares

CLPS was established under the laws of Cayman Islands on May 11, 2017. The original authorized number of common shares was 1 share with a par value of $1. After an amendment on December 7, 2017, the authorized number of common shares became 100,000,000 shares with a par value of $0.0001 each.

On November 18, 2017, the Board of Directors (“Board”) approved the 2017 Stock Incentive Plan (“Plan”), subject to approval by the Company’s shareholders. The Plan is a share-based compensation plan that provides for discretionary grants of, among others, RSU, stock options, stock awards and stock unit awards to key employees and directors of the Company. The purpose of the Plan is to recognize contributions made to our company and its subsidiaries by such individuals and to provide them with additional incentive to achieve the objectives of our Company. The Board authorized up to 2,210,000 shares for grants under the terms of the Plan. The grants under the Plan generally have a maximum contractual term of ten years from the date of grant. Stock awards granted under the plan at the determination of the Board shall be effective and exercisable upon the Company’ completion of an initial public offering of its securities. The terms of individual agreements for various grants under the Plan will be determined by the Board (or its Compensation Committee) and might contain both service and performance conditions.

On December 7, 2017, in order to optimize the Company’s share capital structure, the Board of Directors approved a stock split of the Company’s issued and outstanding shares of common shares at a ratio of 1-10,000. After the stock split, the Company’s issued and outstanding common shares became 10,000 shares with par value of $0.0001. The Board of Directors also approved to amend the articles of association (the “Amendment”) to increase total authorized number of common shares from 10,000 shares to 100,000,000 shares with par value of $0.0001. In connection with the Amendment, the Board of Directors further approved to issue 11,280,000 common shares at par value (the “Nominal share issuance”) to the existing shareholders of the Company. As a result, the existing shareholders of the Company have the same equity interests percentage in the Company as in CLPS shanghai prior to the reorganization. The Company believes it is appropriate to reflect the stock split, Amendment and the Nominal share issuance on a retroactive basis similar to share split, in accordance with SEC SAB Topic 4.

Additional paid-in capital

As of June 30, 2018, additional paid-in capital in the consolidated balance sheet represented net proceeds of initial public offering and seasoned equity offering, and the combined contributed capital of the Company’s subsidiaries.

On July 25, 2017, the Company incorporated CLIVST as a holding company in BVI. On September 27, 2017 and October 24, 2017, the Company incorporated CLPS Guangzhou in Guangzhou, PRC and FDT-CL in Hong Kong to develop business in the related area.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – SHAREHOLDERS’ EQUITY - continued

Additional paid-in capital (continued)

On May 24, 2018, CLPS consummated its initial public offering, or IPO, of 2,000,000 common shares, $0.0001 par value per share. The units were sold at an offering price of $5.25 per unit, generating total gross proceeds of $10.5 million. Net proceeds from the IPO were $9.5 million.

On June 8, 2018, CLPS Incorporation (the “Company”) closed on the exercise in full of the over-allotment option to purchase an additional 300,000 common shares of the Company by The Benchmark Company, LLC, the representative of the underwriters in connection with and the book running manager of the Company’s U.S. firm commitment underwritten initial public offering (“IPO”) (“Benchmark”), at the IPO price of $5.25 per share. As a result, the Company has raised gross proceeds of approximately $1.58 million, in addition to the IPO gross proceeds of approximately $10.5 million, or combined gross proceeds in this IPO of approximately $12.08 million, before underwriting discounts and commissions and offering expenses. The Company’s shares trade on The Nasdaq Capital Market under the trading symbol “CLPS.”

Statutory reserve

The Company’s subsidiaries located in mainland China are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The Company allocated $437,796, $261,949 and $429,439 to statutory reserves during the years ended June 30, 2018, 2017 and 2016, respectively in accordance with PRC GAAP.

NOTE 20 – NON-CONTROLLING INTERESTS

	CLPS RC	CLPS Beijing	CLPS Shenzhen	CLPS Hong Kong	Judge China	JQ	Total
Balance as of July 1, 2015	$1,857	$(342)	$-	$-	$-	$-	$1,515
Net loss	-	(41,141)	-	-	-	-	(41,141)
Capital contribution from non-controlling shareholders (i)	-	46,919	-	-	-	-	46,919
Repurchase of non-controlling interest (ii)	(1,788)	-	-	-	-	-	(1,788)
Foreign currency translation adjustments	(69)	(1,402)	-	-	-	-	(1,471)
Balance as of June 30, 2016	-	4,034	-	-	-	-	4,034
Net (loss) income	-	37,267	(973)	(20,157)	157,775	-	173,912
Capital contribution from non-controlling shareholders (iii) (iv)	-	-	-	6,438	290,994	-	297,432
Foreign currency translation adjustments	-	982	(5)	71	684	-	1,732
Balance as of June 30, 2017	-	42,283	(978)	(13,648)	449,453	-	477,110
Net income (loss)	-	49,064	(1,579)	31,705	54,651	146,594	280,435
Capital contribution from non-controlling shareholders (v)	-	-	-	-	-	70	70
Purchase of subsidiaries’ shares from non-controlling interests (vi)	-	(91,533)	-	-	-	-	(91,533)
Foreign currency translation adjustments	-	186	5	(16)	10,068	(43)	10,200
Balance as of June 30, 2018	$-	$-	$(2,552)	$18,041	$514,172	$146,621	$676,282

(i)	For the year ended June 30, 2016, the non-controlling shareholder of CLPS Beijing contributed $46,919 to CLPS Beijing.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – NON-CONTROLLING INTERESTS - continued

(ii)	For the year ended June 30, 2016, the Company paid $6,987 to acquire a non-controlling interest in CLPS RC. After the acquisition, CLPS RC became a wholly owned subsidiary of the Company. The payment in excess of carrying value of the non-controlling interest amounted to $5,199, which was charge to additional paid in capital.

(iii)	For the year ended June 30, 2017, the non-controlling shareholder of CLPS Hong Kong contributed $6,438 as capital.

(iv)	On November 9, 2016, CLPS Shanghai acquired 60% of Judge China and its 70% owned subsidiary Judge HR from Judge Asia. As a result, the fair value of non-controlling interests was $290,994.

(v)	On October 17, 2017, the Company acquired 55% of JQ and its 100% owned subsidiary – JL. For the year ended June 30, 2018, the non-controlling shareholder of JQ contributed $70 to JQ.

(vi)	On June 27, 2018, Qiner acquired 30% of CLPS Beijing and 70% of its equity was owned by CLPS Shanghai. As a result, the Company controlled 100% of CLPS Beijing as of June 30, 2018.

NOTE 21 – SEGMENT INFORMATION AND REVENUE ANALYSIS

The Company follows ASC 280, Segment Reporting, which requires that companies to disclose segment data based on how management makes decision about allocating resources to each segment and evaluating their performances. The Company has one reporting segment. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company has one operating segment. The Company’s revenue and net income are substantially derived from enterprise application services and financial industry IT services.

The Company’s operations are primarily based in China, where the Company derives a substantial portion of their revenues. For the year ended June 30, 2018, revenues generated in mainland China, Hong Kong, Australia and Taiwan were $ 47,196,672, $1,414,174, $210,984 and $116,763, respectively. For the year ended June 30, 2017, revenues generated in mainland China, Hong Kong and Australia were $30,822,390, $362,892 and $176,694, respectively. For year ended June 30, 2016, all revenues were generated in mainland China.

The following table presents revenues by the service lines for the years ended June 30, 2018, 2017 and 2016.

	For the years ended June 30,
	2018	2017	2016
Fintech IT consulting service	$47,159,651	$29,146,470	$28,015,173
Customized IT solution service	1,634,100	1,846,423	927,185
Other	144,842	369,083	81,820
Total	$48,938,593	$31,361,976	$29,024,178

NOTE 22 – SUBSEQUENT EVENTS

On July 5, 2018, the Company paid consideration of $0.6 million for the remaining 30% equity interest of CLPS Beijing, which was a liability at June 30, 2018.

On July 12, 2018, the Company granted an aggregate of 671,469 restricted share units (“RSUs”) to key employees and directors under the share incentive plans. No RSUs were granted to in fiscal 2018. RSUs granted to key employees and directors generally have a term of three years, but are subject to earlier termination in connection with termination of continuous service to the Company. RSUs are valid for a period of 10 years from July 12, 2018 to July 11, 2028. RSUs vest 33% per year over a three-year period, with the first 33% vesting on the grant date. As at the grant date of July 12, 2018, the weighted-average fair value per share was $12.22 and the estimated total fair value of the RSUs granted was $8.2 million.

On July 20, 2018, the Company decided to close down FDT-CL.

On August 15, 2018, the shareholders of CLPS SG and CLPS AU were changed to Qiner from CLPS Shanghai pursuant to the shares purchase agreements. Qiner purchased the 100% equity interest of CLPS SG and CLPS AU from CLPS Shanghai for consideration of $0.6 million (or approximately 850,000 Singapore dollars) and $0.1 million (or approximately 200,000 Australian dollars), respectively. These transactions did not change the holding company’s ownership of these entities.

On August 20, 2018, CLPS SG acquired an 80% interest in Infogain Solutions PTE. Ltd. (“Infogain”) located in Singapore from Sharma Devendra Prasad and Deepak Malhotra with the final purchase price of $420,000 (or approximately 576,000 Singapore dollars).

ITEM 19.	EXHIBITS

The financial statements are filed as part of this Annual Report beginning on page F-1.

Exhibit No.	Description

1.1	Form of Underwriting Agreement (2).
3.1	Memorandum and Articles of Association (1).
4.1	Specimen Share Certificate (1).
10.1	2017 Equity Incentive Plan (1).
10.2	Form Independent Director Agreement (1).
10.3	Employment Agreement between the Company and Xiao Feng Yang (1).
10.4	Employment Agreement between the Company and Raymond Ming Hui Lin (1).
10.5	Employment Agreement between the Company and Tian van Acken (1).
10.6	ANZ Global Services and Operations (Chengdu) Company Limited Agreement (1).
10.7	Master Lease Agreement - Shanghai Pudong Software Park Co., Ltd. (1).
10.8	Form of Framework Contract for Subcontracting (1).
10.9	Form Warrant Agreement (2).
10.10	Form Lockup Agreement (2).
10.11	Escrow Indemnification Agreement (2).
10.12	Credit Agreement with China Merchants Bank Co. Ltd.
10.13	Credit Agreement with Bank of Communications Co., Ltd.
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Code of Conduct and Ethics (1).
21.1	List of Subsidiaries of the Registrant (1).
23.1	Consent of Friedman LLP.
99.1	Charter of the Audit Committee (1).
99.2	Charter of the Compensation Committee (1).
99.3	Charter of the Nominating Committee (1).
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed as part of the registration statement filed with the SEC on March 27, 2018 and incorporated by reference herein.
(2)	Previously filed with the SEC as an exhibit to Report on Form 6-K and incorporated by reference herein.

94

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLPS Incorporation

September 25, 2018	By:	/s/ Raymond Ming Hui Lin
		Name:	Raymond Ming Hui Lin
		Title:	Chief Executive Officer (Principal Executive Officer)

September 25, 2018	By:	/s/ Tian van Acken
		Name:	Tian van Acken
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

95