Form 20-F
period 2019-06-30
CLPS Inc
filed 2019-10-21
CIK 1724542

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2019.

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

(Address of principal executive office)

Raymond Ming Hui Lin, Chief Executive Officer

c/o 2nd Floor, Building 18, Shanghai Pudong Software Park

498 Guoshoujing Road, Pudong, Shanghai 201203

People’s Republic of China

Tel: (+86) 21-31268010

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value $0.0001	CLPS	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

On October 11, 2019, the issuer had 13,913,201 shares outstanding.

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

Yes ☒             No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Except where the context otherwise requires and for purposes of this Annual Report only:

●	Depending on the context, the terms “we,” “us,” “our company,” and “our” refer to CLPS Incorporation, a Cayman Islands company, and its subsidiary and affiliated companies:

●	“Qinheng” refers to Qinheng Co., Limited, a Hong Kong company;

●	“Qiner” refers to Qiner Co., Limited, a Hong Kong company;

●	“CLIVST” refers to CLIVST Ltd., a British Virgin Islands company;

●	“FDT-CL” refers to FDT-CL Financial Technology Services Limited, a Hong Kong company;

●	“JQ” refers to JQ Technology Co., Limited, a Hong Kong company;

●	“JL” refers to JIALIN Technology Limited, a Taiwan company;

●	“CLPS QC (WOFE)” refers to Shanghai Qincheng Information Technology Co., Ltd., a PRC company;

●	“CLPS Shanghai” refers to ChinaLink Professional Services Co., Ltd., a PRC company;

●	“CLPS Dalian” refers to CLPS Dalian Co., Ltd., a PRC company;

●	“CLPS RC” refers to CLPS Ruicheng Co., Ltd., a PRC company;

●	“CLPS Beijing” refers to CLPS Beijing Hengtong Co., Ltd., a PRC company;

●	“Judge China” refers to Judge (Shanghai) Co., Ltd., a PRC company;

●	“Judge HR” refers to Judge (Shanghai) Human Resource Co., Ltd., a PRC company;

●	“CLPS AU” refers to CLPS Technology (Australia) Pty. Ltd., an Australian company;

●	“CLPS SG” refers to CLPS Technology (Singapore) Pte. Ltd., a Singaporean company;

●	“CLPS Hong Kong” refers to CLPS Technology (HK) Co., Limited, a Hong Kong company;

●	“CLPS Shenzhen” refers to CLPS Shenzhen Co., Ltd., a PRC company;

●	“Huanyu” refers to Tianjin Huanyu Qinshang Network Technology Co., Ltd., a PRC company

●	“CLPS Guangzhou” refers to CLPS Guangzhou Co., Ltd., a PRC company.

●	“CLPS US” refers to CLPS Technology (US) Ltd., a US company.

ii

●	“CLPS Lihong” refers to CLPS Lihong Financial Information Services Co., Ltd., formerly Lihong Financial Information Services Co., Ltd. before the investment, a PRC company.

●	“Infogain” refers to Infogain Solutions PTE. Ltd., a Singaporean company.

●	“EMIT” refers to Economic Modeling Information Technology Co., Ltd., a PRC company.

●	“shares” and “common shares” refer to our shares, $0.0001 par value per share;

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Macau, Taiwan and Hong Kong; and

●	all references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and our functional currency is Renminbi. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars in this Annual Report were made at the rate of RMB 6.8650 to USD1.00, the noon buying rate on June 30, 2019, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount and not the translated U.S. dollar equivalent. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

The following selected consolidated financial data as of and for the years ended June 30, 2019, 2018 and 2017 have been derived from the audited consolidated financial statements of the Company included in this Annual Report. This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included in this Annual Report. The Company’s results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Annual Report.

The following table presents our summary consolidated statements of comprehensive (loss) income for the fiscal years ended June 30, 2019, 2018 and 2017, respectively.

Selected Consolidated Statement of Comprehensive (Loss) Income

	For the years ended June 30,
	2019	2018	2017

Revenues	$64,932,937	$48,938,593	$31,361,976
Less: Cost of revenues	(41,178,356)	(31,277,255)	(18,669,812)
Gross profit	23,754,581	17,661,338	12,692,164

Operating expenses:
Selling and marketing expenses	2,179,029	2,225,702	1,206,493
Research and development expenses	7,978,883	7,837,873	4,232,788
General and administrative expenses	17,384,393	5,871,622	5,647,790
Total operating expenses	27,542,305	15,935,197	11,087,071
(Loss) income from operations	(3,787,724)	1,726,141	1,605,093
Subsidies and other income, net	779,508	960,784	508,187
Other expenses	(92,429)	(84,155)	(10,469)

(Loss) income before income tax and share of loss in equity investees	(3,100,645)	2,602,770	2,102,811
Provision (benefits) for income taxes	186,615	(112,128)	(118,546)
(Loss) income before share of loss in equity investees	(3,287,260)	2,714,898	2,221,357
Share of loss in equity investees, net of tax	(145,329)	-	-
Net (loss) income	(3,432,589)	2,714,898	2,221,357
Less: Net (loss) income attributable to non-controlling interests	(162,813)	280,435	173,912
Net (loss) income attributable to CLPS Incorporation’s shareholders	$(3,269,776)	$2,434,463	$2,047,445

Other comprehensive (loss) income
Foreign currency translation (loss) gain	$(429,348)	$55,793	$(93,177)
Less: foreign currency translation (loss) gain attributable to non-controlling interest	(17,375)	10,200	1,732
Other comprehensive (loss) gain attributable to CLPS Incorporation’s shareholders	$(411,973)	$45,593	$(94,909)

Comprehensive (loss) income attributable to
CLPS Incorporation shareholders	$(3,681,749)	$2,480,056	$1,952,536
Non-controlling interests	(180,188)	290,635	175,644
	$(3,861,937)	$2,770,691	$2,128,180

Basic (loss) earnings per common share*	$(0.24)	$0.21	$0.18
Weighted average number of share outstanding – basic	13,843,764	11,517,123	11,290,000
Diluted (loss) earnings per common share*	$(0.24)	$0.21	$0.18
Weighted average number of share outstanding – diluted	13,843,764	11,636,367	11,290,000

*	The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

The following table presents our summary consolidated balance sheet data as of June 30, 2019 and 2018.

	As of June 30,
	2019	2018
Cash and cash equivalents	$6,601,335	$9,742,886
Short-term investments	$1,791,697	$-
Accounts receivable, net	$19,263,584	$16,267,835
Amounts due from underwriters on the over-allotment	$-	$1,472,592
Escrow receivable	$200,000	$-
Prepayments, deposits and other assets, net	$1,028,154	$1,231,217
Prepaid income tax	$630,790	$206,361
Amounts due from related parties	$230,540	$131,321
Total Current Assets	$29,746,100	$29,052,212
Property and equipment, net	$566,591	$333,897
Intangible assets, net	$427,769	$260,059
Goodwill	$447,790	$173,560
Escrow receivable	$-	$200,000
Prepayments, deposits and other assets, net	$222,507	$119,372
Long-term investments	$914,006	$293,714
Deferred tax assets, net	$338,221	$512,097
Total Assets	$32,662,984	$30,944,911
Short-term bank loans	$2,184,996	$2,553,989
Accounts payable and other current liabilities	$196,832	$1,454,770
Tax payables	$915,629	$904,850
Deferred subsidies	$109,250	$125,080
Deferred revenues	$124,192	$200,836
Salaries and benefits payable	$7,735,487	$7,341,688
Amounts due to related parties	$-	$208,342
Total Liabilities	$11,266,386	$12,789,555
Total CLPS Incorporation’s Shareholders’ Equity	$20,788,436	$17,479,074
Non-controlling Interests	$608,162	$676,282
Total Shareholders’ Equity	$21,396,598	$18,155,356
Total Liabilities and Shareholders’ Equity	$32,662,984	$30,944,911

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On September 30, 2019, the buying rate announced by the Federal Reserve Statistical Release was RMB 7.1477 to $1.00.

	Spot Exchange Rate
	Period Ended	Average (1)	Low	High
Period	(RMB per US$1.00)
2017	6.5063	6.7569	6.4773	6.9575
2018	6.8755	6.6090	6.2649	6.9737
2019
January	6.6958	6.7863	6.6958	6.8708
February	6.6912	6.7367	6.6822	6.7907
March	6.7112	6.7119	6.6916	6.7381
April	6.7347	6.7161	6.6870	6.7418
May	6.9027	6.8519	6.7319	6.9182
June	6.8650	6.8977	6.8510	6.9298
July	6.8833	6.8775	6.8487	6.8927
August	7.1543	7.0629	6.8972	7.1628
September	7.1477	7.1137	7.0659	7.1786

Source: https://www.federalreserve.gov/releases/h10/hist/default.htm.

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

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

We have significantly grown and expanded our business recently. Our revenues grew from $31.4 million in fiscal 2017 to $48.9 million in fiscal 2018 and to $64.9 million in fiscal 2019. We maintain ten delivery and/or R&D centers, of which seven are located in mainland China (Shanghai, Beijing, Dalian, Tianjin, Chengdu, Guangzhou and Shenzhen) and three are located globally (Hong Kong, Singapore and Australia), to serve different customers in various geographic locations. The number of our total employees grew from 1,248 in fiscal 2017 to 1,655 in fiscal 2018. As of June 30, 2019 we had 2,085 full-time employees. We are actively looking for additional locations to establish new offices and expand our current offices and sales and delivery centers. We intend to continue our expansion in the foreseeable future to pursue existing and potential market opportunities. Our growth has placed and will continue to place significant demands on our management and our administrative, operational and financial infrastructure. Continued expansion increases the challenges we face in:

●	recruiting, training, developing and retaining sufficient IT talent and management personnel;

●	creating and capitalizing upon economies of scale;

●	managing a larger number of clients in a greater number of industries and locations;

●	maintaining effective oversight of personnel and offices;

●	coordinating work among offices and project teams and maintaining high resource utilization rates;

●	integrating new management personnel and expanded operations while preserving our culture and core values;

●	developing and improving our internal administrative infrastructure, particularly our financial, operational, human resources, communications and other internal systems, procedures and controls; and

●	adhering to and further improving our high quality and process execution standards and maintaining high levels of client satisfaction.

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

The IT services industry is particularly sensitive to the economic environment, whether in China or globally, and tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to the economic environment, especially for regions in which we and our clients operate. During an economic downturn, our clients may cancel, reduce or defer their IT spending or change their IT outsourcing strategy, and reduce their purchases from us. The recent global economic slowdown and any future economic slowdown, and the resulting diminution in IT spending, could also lead to increased pricing pressure from our clients. The occurrence of any of these events could materially and adversely affect our revenues and results of operations.

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

The IT services industry relies on skilled personnel, and our success depends to a significant extent on our ability to recruit, train, develop and retain qualified personnel, especially experienced middle and senior level management. The IT services industry in China has experienced significant levels of employee attrition. Our attrition rates were 15% and 16% per annum in 2017 and 2018, respectively; in 2019, this rate was 16%. We may encounter higher attrition rates in the future, particularly if China continues to experience strong economic growth. There is significant competition in China for skilled personnel, especially experienced middle and senior level management, with the skills necessary to perform the services we offer to our clients. Increased competition for these personnel, in the IT industry or otherwise, could have an adverse effect on us. Spearheaded by the institution that provides continuing education to all CLPS staff and develop new talents from partner universities to further drive the Company’s growth (“CLPS Academy”), we have established TCP and TDP programs to increase our human capital and employee loyalty, however, a significant increase in our attrition rate could decrease our operating efficiency and productivity and could lead to a decline in demand for our services. Additionally, failure to recruit, train, develop and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new personnel successfully could have a material adverse effect on our business, financial condition and results of operations. Failure to retain our key personnel on client projects or find suitable replacements for key personnel upon their departure may lead to termination of some of our client contracts or cancellation of some of our projects, which could materially and adversely affect our business.

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

We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major clients. For the years ended June 30, 2019, 2018 and 2017, Citibank and its affiliates accounted for 25.7%, 30.8% and 38.6% of the Company’s total revenues, respectively. For fiscal 2019 and 2018, substantially all the service provided by the Company to Citibank was IT consulting services and billed through time-and-expense contracts. The Company has not entered into any material long term contracts with Citibank. Our ability to maintain close relationships with these and other major clients is essential to the growth and profitability of our business. However, the volume of work performed for a specific client is likely to vary from year to year, especially since we are generally not our clients’ exclusive IT services provider and we do not have long-term commitments from any of our clients to purchase our services. The typical term for our service agreements is between 1 and 3 years. A major client in one year may not provide the same level of revenues for us in any subsequent year. The IT services we provide to our clients, and the revenues and income from those services, may decline or vary as the type and quantity of IT services we provide changes over time. In addition, our reliance on any individual client for a significant portion of our revenues may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service. In addition, a number of factors other than our performance could cause the loss of or reduction in business or revenues from a client, and these factors are not predictable. These factors may include corporate restructuring, pricing pressure, changes to its outsourcing strategy, switching to another services provider or returning work in-house. In the future, a small number of customers may continue to represent a significant portion of our total revenues in any given period. The loss of any of our major clients could adversely affect our financial condition and results of operations.

If we are unable to collect our receivables from our clients, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. As of June 30, 2019 and 2018, our accounts receivable balance, net of allowance, amounted to approximately $19.3 million and $16.3 million, respectively, and $62,459 out of the $16.3 million became a bad debt. As of the years ended June 30, 2019 and 2018, Citibank accounted for 30.0% and 35.9% of the Company’s total accounts receivable balance. Since we generally do not require collateral or other security from our clients, we establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. However, actual losses on client receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our clients in accordance with the contracts with our clients, our results of operations and cash flows could be adversely affected.

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

Our future success depends on our ability to significantly increase revenue and maintain profitability from our operations. Our business has grown and evolved significantly in recent years. Our growth in recent years makes it difficult to evaluate our historical performance and makes a period-to-period comparison of our historical operating results less meaningful. We may not be able to achieve a similar growth rate or maintain profitability in future periods. Therefore, you should not rely on our past results or our historic rate of growth as an indication of our future performance. You should consider our future prospects in light of the risks and challenges encountered by a company seeking to grow and expand in a competitive industry that is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. These risks and challenges include, among others:

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

We believe that our current cash, cash flow from operations and the available lines of credit from financial institutions should be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

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

As we may rely on dividends paid to us by our PRC subsidiaries, any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of any dividends payable on our common shares in foreign currency terms. For example, to the extent that we need to convert U.S. dollars we maintain into RMB, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. Furthermore, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign exchange losses in the future. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert into foreign currencies.

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

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations on a timely basis, or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

We are required to evaluate the effectiveness of disclosure controls and procedures and internal control over financial reporting. As defined in standards established by the United States Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. In the course of auditing our consolidated financial statements as of June 30, 2019 and for the year ended June 30, 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as well as other control deficiencies. The material weakness identified is the Company’s lack of sufficient financial accounting and reporting personnel with requisite knowledge and experience in the application of the United States generally accepted accounting principles (“U.S. GAAP”) and Securities and Exchange Commission (“SEC”) rules and lack of sufficient controls and procedures that are commensurate with U.S. GAAP and SEC reporting requirements. We are in the process of implementing a number of measures to address the material weaknesses and deficiencies that have been identified. For details about remediation, refer to “Item 15. Controls and Procedures.” Our failure to correct the material weakness and control deficiencies or our failure to discover and address any other material weakness or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements. As a result, our business, financial condition, results of operations and prospects, as well as the market price of our common shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

We are a public company in the United States subject to the Sarbanes Oxley Act of 2002. Section 404 of the Sarbanes Oxley Act, or Section 404, requires us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. Our management concluded that our internal control over financial reporting is not effective. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective in the future, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Moreover, our internal control over financial reporting may not prevent or detect all errors and fraud. A control system, no matter how well it is designed and operated, cannot provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the market price of our common shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

Pursuant to Company Law of P.R. China (2018 Revision), Wholly Foreign-Owned Enterprise (“WOFE”) Law of the P.R. China (2016 Revision) and Implementing Rules for the Law of the People’s Republic of China on Wholly Foreign Owned Enterprises (2014 Revision), our WOFE entity is required to allocate a portion of its after-tax profits, to the statutory reserve fund, and in its discretion, to the staff welfare and bonus funds. No lower than 10% of an enterprise’s after tax-profits should be allocated to the statutory reserve fund. When the statutory reserve fund account balance is equal to or greater than 50% of the WOFE’s registered capital, no further allocation to the statutory reserve fund account is required. WOFE determines, in its own discretion, the amount contributed to the staff welfare and bonus funds. These reserves represent appropriations of retained earnings determined according to Chinese law.

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

The majority of our operations are conducted outside of the U.S. As a result, it may not be possible for the U.S. regulators to conduct investigations or inspections, or to effect service of process within the U.S. or elsewhere outside China on us, our subsidiaries, officers, directors and shareholders, and others, including with respect to matters arising under U.S. federal or state securities laws. China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the U.S. and many other countries. As a result, recognition and enforcement in China of these judgments in relation to any matter, including U.S. securities laws and the laws of the Cayman Islands, may be difficult or impossible.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of the stock of our operating company.

Pursuant to the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, which became effective in February 2015, or Circular 7, Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, which became effective in December 2017, or Circular 37, Law of the People’s Republic of China on Enterprise Income Tax on December 29, 2018 and Regulations on the Implementation of Enterprise Income Tax Law on January 1,2008, where a non-resident enterprise indirectly transfers properties such as equity in Chinese resident enterprises without any justifiable business purposes with the aim of avoiding to pay enterprise income tax, such indirect transfer shall be reclassified as a direct transfer of equity in Chinese resident enterprise in accordance with Article 47 of the Enterprise Income Tax Law. The PRC tax authority will examine the true nature of such transfer, and the gains derived from such transfer may be subject to PRC withholding tax at the rate of up to 10%. In addition, the PRC resident enterprise is supposed to provide necessary assistance to support the enforcement of the Laws and Circulars. The PRC tax authorities may make claims against our PRC subsidiary as being indirectly liable for unpaid taxes, if any, arising from Indirect Transfers by shareholders who did not obtain their shares in the public offering of our shares.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.

The PRC State Administration of Foreign Exchange, or SAFE, issued a public notice in 2014 known as Circular 37 that requires PRC residents, including both legal persons and natural persons, to register with an appropriate local SAFE branch before establishing or controlling any company outside of China, referred to as an offshore special purpose company, for the purpose of acquiring any assets of or equity interest in PRC companies and raising funds from overseas. When a PRC resident contributes the assets or equity interests it holds in a PRC company into the offshore special purpose company, or engages in overseas financing after contributing such assets or equity interests into the offshore special purpose company, such PRC resident must modify its SAFE registration in light of its interest in the offshore special purpose company and any change thereof. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions.

We are committed to complying with the Circular 37 requirements and to ensuring that our shareholders who are PRC citizens or residents comply with them. We believe that all of our current PRC citizen or resident shareholders and beneficial owners have completed their required registrations with SAFE. However, we may not at all times be fully aware or informed of the identities of all our beneficial owners who are PRC citizens or residents, and we may not always be able to compel our beneficial owners to comply with the Circular 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, Circular 37 or other related regulations. Failure by any such shareholders or beneficial owners to comply with Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

In addition, the PRC National Development and Reform Commission promulgated a rule in 2017 requiring its approval for overseas investment projects made by PRC entities. However, there exist extensive uncertainties as to the interpretation of this rule with respect to its application to a PRC individual’s overseas investment and, in practice, we are not aware of any precedents that a PRC individual’s overseas investment has been either approved by the National Development and Reform Commission or challenged by the National Development and Reform Commission based on the absence of its approval. Our current beneficial owners who are PRC individuals did not apply for the approval of the National Development and Reform Commission for their investment in us. We cannot predict how and to what extent this will affect our business operations or future strategy.

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

In 2015, SAFE promulgated Circular 19, a notice regulating the conversion by a foreign-invested enterprise of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 19 requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested enterprise shall be truthfully used for the enterprise’s own operational purposes within the scope of business and only the foreign-invested enterprise whose main business is investment (including a foreign-invested investment company, foreign-invested venture capital enterprise or foreign-invested equity investment enterprise) is allowed to directly settle its foreign exchange capital or transfer the RMB funds under its Account for Foreign Exchange Settlement Pending Payment to the account of an invested enterprise according to the actual amount of investment, provided that the relevant domestic investment project is real and compliant.

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

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing SAT Circular 59, Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, which became effective in February 2015, or Circular 7 and Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, which became effective in December 2017, or Circular 37.

Under the Enterprise Income Tax Law, Regulations on the Implementation of Enterprise Income Tax Law, Circular 7 and Circular 37, where a non-resident enterprise indirectly transfers properties such as equity in Chinese resident enterprises without any justifiable business purposes with the aim of avoiding to pay enterprise income tax, such indirect transfer shall be reclassified as a direct transfer of equity in Chinese resident enterprise in accordance with Article 47 of the Enterprise Income Tax Law. The non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%.

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

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 and Circular 7, and may be required to expend valuable resources to comply with Circular 59 and Circular 7 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under SAT Circular 59, and Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 or Circular 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

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

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board, and as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in this annual report, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Since our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the “big four” accounting firms (including our independent registered public accounting firm). A first instance trial of these proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms, including a temporary suspension of their right to practice before the SEC. Implementation of the latter penalty was postponed pending review by the SEC Commissioners. On February 6, 2015, each of the four China-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms’ ability to continue to serve all their respective clients is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in their financial statements being determined to be not in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies, and the market price of our common stock may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be not in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our shares from the NASDAQ Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our shares in the United States.

We may not meet continued listing standards on the NASDAQ Global Market.

If our shares are delisted from the NASDAQ Global Market at some later date, our shareholders could find it difficult to sell our shares. In addition, if our common shares are delisted from the NASDAQ Global Market at some later date, we may apply to have our common shares quoted in the OTC Markets, otherwise they would automatically begin Quotation or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The OTC Markets and the “pink sheets” are less efficient markets than the NASDAQ Global Market. In addition, if our common shares are delisted at some later date, our common shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our common shares might decline. If our common shares are delisted from the NASDAQ Global Market at some later date or become subject to the penny stock regulations, it is likely that the price of our shares would decline and that our shareholders would find it difficult to sell their shares.

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

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. There is no formal requirement under the Company’s memorandum and articles of association mandating that we hold an annual meeting of our shareholders. However, notwithstanding the foregoing, we intend to hold such meetings on our annual meeting to, among other things, elect our directors. We plan to hold our next annual shareholders meeting on the first quarter of 2020. As a result, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on or after December 31, 2019. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

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

Pursuant to Sarbanes-Oxley Act of 2002, our management is required to report on, and our independent registered public accounting firm may in the future be required to attest to, the effectiveness of our internal control over financial reporting. Our internal accounting controls may not meet all standards applicable to companies with publicly traded securities. If we fail to implement any required improvements to our disclosure controls and procedures, we may be obligated to report control deficiencies and, if required, our independent registered public accounting firm may not be able to certify the effectiveness of our internal controls over financial reporting. In either case, we could become subject to regulatory sanction or investigation. Further, these outcomes could damage investor confidence in the accuracy and reliability of our financial statements.

As an “emerging growth company” under the Jumpstart Our Business Startups Act, or JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of:

●	the last day of the fiscal year during which we have total annual gross revenues of $1.07 billion or more;

●	the last day of the fiscal year following the fifth anniversary of our IPO;

●	the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or

●	the date on which we are deemed a “large accelerated issuer” as defined under the federal securities laws.

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

Based on the historical market price of our common shares since the IPO, and the composition of our income, assets and operations, we do not expect to be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. Furthermore, this is a factual determination that must be made annually after the close of each taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder.

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

Changes in general economic conditions, geopolitical conditions, U.S.-China trade relations and other factors beyond the Company’s control may adversely impact our business and operating results.

The Company’s operations and performance depend significantly on global and regional economic and geopolitical conditions. Changes in U.S.-China trade policies, and a number of other economic and geopolitical factors both in China and abroad could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows. Such factors may include, without limitation:

●	instability in political or economic conditions, including but not limited to inflation, recession, foreign currency exchange restrictions and devaluations, restrictive governmental controls on the movement and repatriation of earnings and capital, and actual or anticipated military or political conflicts, particularly in emerging markets;

●	intergovernmental conflicts or actions, including but not limited to armed conflict, trade wars, retaliatory tariffs, and acts of terrorism or war; and

●	interruptions to the Company’s business with its largest customers, distributors and suppliers resulting from but not limited to, strikes, financial instabilities, computer malfunctions or cybersecurity incidents, inventory excesses, natural disasters or other disasters such as fires, floods, earthquakes, hurricanes or explosions.

Any of the foregoing or similar factors could result in reduced demand for our services which, in turn, could have material adverse effects on our business and results of operations.

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

Since our inception, we have aimed to build one of the largest sales and service delivery platforms for IT services and solutions headquartered in China. The nature of our services is such that we provide a majority of services to our banking and credit card clients in order to build new or modify existing clients’ own proprietary systems. We maintain ten delivery and/or research & development (“R&D”) centers to serve different customers in various geographic locations. Seven centers are located in mainland China including cities of Shanghai, Beijing, Dalian, Tianjin, Chengdu, Guangzhou and Shenzhen. The remaining three centers are located in Hong Kong, Singapore and Australia. By combining onsite (when we send our team to our client) or onshore (when we send our team to client’s overseas location) support and consulting with scalable and high-efficiency offsite (when we send our team to a location other than client’s location) or offshore (when we send our team to a location that is other than a client’s location overseas) services and processing, we are able to meet client demands in a cost-effective manner while retaining significant operational flexibility. By serving both Chinese and global clients on a common platform, we are able to leverage the shared resources, management, industry expertise and technological know-how to attract new business and remain cost competitive.

Corporate History and Background

CLPS Incorporation was incorporated under the laws of the Cayman Islands on May 11, 2017. Our share capital is US$10,000, which is divided into 100,000,000 common shares authorized, or US$0.0001 par value per share. On December 7, 2017, the Board of Directors approved a nominal issuance of the following shares to the existing shareholders: 5,000,000 shares to Qinrui Ltd., 5,000,000 shares to Qinhui Ltd., 430,823 shares to Qinlian Ltd., 430,804 shares to Qinmeng Ltd. and 428,373 shares to Qinyao Ltd. All of the five shareholders are incorporated in the British Virgin Islands.

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

On December 23, 2005, CLPS Shanghai increased its registered capital to RMB1,000,000 (approximately US$123,671). Jingsu Pan and Xiaochun Deng respectively made full payment for their subscribed capital to RMB500,000 (approximately US$61,835) on December 21, 2005.

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

As of the date of this Annual Report, CLPS Shanghai has three wholly-owned subsidiaries: CLPS RC, CLPS Huanyu, and CLPS Hangzhou Co., Ltd., Besides the three wholly-owned subsidiaries, CLPS Shanghai participated in the following investments:

●	CLPS Beijing — CLPS Shanghai holds 49% of equity interest in CLPS Beijing, a PRC limited liability company

●	Judge China — CLPS Shanghai holds a 60% of equity interest in Judge China, a PRC limited liability company

●	CLPS Hong Kong — CLPS Shanghai holds 80% of equity interest in CLPS Hong Kong, a Hong Kong company

●	CLPS Shenzhen — CLPS Shanghai holds 70% of equity interest in CLPS Shenzhen, a PRC limited liability company.

●	CLPS Guangzhou — CLPS Shanghai holds 51% of equity interest in CLPS Guangzhou, a PRC limited liability company.

●	CLPS Dalian — CLPS Shanghai holds 49% of equity interest in CLPS Dalian, a PRC limited liability company.

●	CLPS Lihong — CLPS Shanghai holds 36.84% of equity interest in CLPS Lihong, a PRC limited liability company.

IT consulting services primarily includes application development services for banks and institutions in the financial industry and which are billed for on a time-and-expense basis. Customized IT solutions services primarily includes customized solution development and maintenance service for general enterprises and which are billed for on a fixed-price basis. The following entities provide either consulting or solution services or both, depending on where our clients are based. The entities are currently servicing one of the services might expand to both services if our clients’ needs arise:

●	CLPS Dalian provides both consulting and solution services. CLPS Dalian services clients in China’s north east region, including Dalian.

●	CLPS RC provides consulting services. CLPS RC focuses on small and medium domestic financial institutions.

●	CLPS Beijing provides both consulting and solution services. CLPS Beijing services clients in China’s central east region, including Beijing and Tianjin.

●	CLPS AU currently only provides consulting services. CLPS AU services clients in Australia.

●	CLPS SG currently only provides consulting services. CLPS SG services clients in South East Asia region, including Singapore.

●	Infogain currently only provides consulting services. Infogain services clients in South East Asia region, including Singapore.

●	Judge China is a joint venture with The Judge Group in the US. Judge China continues to service The Judge Group’s clients in China. Judge China focuses on expanding its client bases with collaboration efforts with The Judge Group.

●	CLPS Hong Kong currently only provides consulting services. CLPS Hong Kong services clients in East Asia region, including Hong Kong.

●	CLPS Shenzhen currently only provides consulting services. CLPS Shenzhen services clients in Shenzhen.

●	CLPS Guangzhou currently only provides consulting services. CLPS Guangzhou services clients in Guangzhou.

●	CLPS Shanghai holds 100% of equity interest in Huanyu which was incorporated in September 2017 for the purposes of providing Internet technology services and products to clients. CLPS Shanghai, CLPS Dalian, CLPS RC, CLPS Beijing and Judge China all contribute material amounts of the Company’s total revenues.

Corporate Information

Our principal executive office is located at the 2nd Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong, Shanghai 201203, PRC. Our telephone number is (+86)21-31268010. Our website is as follows www.clpsglobal.com. The information on our website is not part of this Annual Report.

The following diagram illustrates our corporate structure:

CLPS Corporate Structure

CLPS Incorporation (Cayman Islands)
100%
100%
Offshore
Qinheng Co., Limited(HK)
Qiner Co., Limited (HK)
100%
CLIVST Ltd.(BVI)
100%
100%
CLPS TECHNOLOGY (SINGAPORE) PTE.LTD
CLPS TECHNOLOGY (AUSTRALIA) PTY LTD
100%
CLPS Technology (US) Ltd.
80%
Infogain Solutions PTE. Limited
Individual Shareholder
20%
80%
CLPS Technology (Hong Kong) Co., Limited
100%
Shanghai Qincheng Information Technology Co., Ltd.
上海钦诚信息科技有限公司（WOFE）
PRC Onshore
51%
CLPS Dalian Co., Ltd.
大连华钦软件技术有限公司
49%
CLPS Guangzhou Co., Ltd.
广州华钦软件技术有限公司
51%
CLPS Beijing Hengtong Co., Ltd.
北京华钦恒通软件技术有限公司
49%
51%
49%
55.3%
44.7%
ChinaLink Professional Services Co., Ltd.
（上海华钦信息科技股份有限公司）
Individual Shareholder
30%
40%
Individual Shareholder
30%
Economic Modeling Information Technology Co., Ltd.
经数（上海）信息科技有限公司
100%
CLPS Ruicheng Co., Ltd.
上海华钦瑞成信息技术有限公司
Judge Group Asia Limited
40%
60%
Judge (Shanghai) Co., Ltd.
加绩（上海）科技服务有限公司
30%
70%
CLPS Shenzhen Co., Ltd.
深圳华钦软件技术有限公司
100%
CLPS Hangzhou Co., Ltd.
杭州华钦软件技术有限公司
100%
Tianjin Huanyu Qinshang Network Techonoly Co., Ltd.
天津寰宇钦尚网络科技有限公司
Individual Shareholder
63.16%
36.84%
CLPS Lihong Financial Information Services Co., Ltd.
华钦利宏金融信息服务（上海）有限公司
Shanghai Careerwin Management Consulting Co., Ltd.
上海昊硕企业管理咨询有限公司
30%
70%
Judge (Shanghai) Human Resource Co., Ltd.
加绩（上海）人力资源有限公司

The Initial Public Offering

On May 24, 2018, the Company completed its initial public offering of 2,000,000 common shares, $0.0001 par value per share. The common shares were sold at an offering price of $5.25 per share, generating gross proceeds of approximately $10.5 million, and net proceeds of approximately $9.5 million. The registration statement relating to this IPO also covered the underwriters’ common stock purchase warrants and the common shares issuable upon the exercise thereof in the total amount of 83,162 common shares. Each five-year warrant entitles the warrant holder to purchase the Company’s shares at the exercise price of $6.30 per share and is not be transferable for a period of 180 days from May 23, 2018. On June 8, 2018, the Company closed on the exercise in full of the over-allotment option to purchase an additional 300,000 common shares of the Company by The Benchmark Company, LLC, the representative of the underwriters in connection with and the book running manager of the Company’s IPO, at the IPO price of $5.25 per share. As a result, the Company raised gross proceeds of approximately $1.58 million, in addition to the IPO gross proceeds of approximately $10.5 million, or combined gross IPO proceeds of approximately $12.08 million, before underwriting discounts and commissions and offering expenses. Our common shares began trading on the NASDAQ Capital Market on May 24, 2018 under the ticker symbol “CLPS”.

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

Overview

We are a global information technology (“IT”), consulting and solutions service provider focused on delivering services to global institutions in banking, insurance and financial sectors, both in China and globally. For more than ten years, we have served as an IT Solutions provider to a growing network of clients in the global financial industry, including large financial institutions from the US, Europe, Australia and Hong Kong, and their PRC-based IT centers. We have created and developed a particular market niche by providing turn-key financial solution. Since our inception, we have aimed to build one of the largest sales and service delivery platforms for IT services and solutions in China. We maintain ten delivery and/or research and development (“R&D”) centers to serve different customers in various geographic locations. Seven centers are located in mainland China, including cities of Shanghai, Beijing, Dalian, Tianjin, Chengdu, Guangzhou and Shenzhen. The remaining three centers are located in Hong Kong, Singapore and Australia. By combining onsite or onshore support and consulting with scalable and high-efficiency offsite or offshore services and processing, we are able to meet client demands in a cost-effective manner while retaining significant operational flexibility. We believe that maintaining our Company as a proven, reliable partner to our financial industry clients both in China and globally positions us well to capture greater opportunities in the rapidly evolving global market for IT consulting and solutions.

Industry and Market Background

China’s Banking Industry

According to the 2018 annual report of China Banking Regulatory Commission (CBRC), China’s banking financial institutions had total assets of RMB 268.2 trillion (USD 39.1 trillion) at the end of 2018, a year-on-year increase of RMB 15.8 trillion (USD 2.3 trillion), or 6.3%. Total liabilities equaled to RMB 246.6 trillion (USD 35.9 trillion), a year-on-year increase of RMB 13.7 trillion (USD 2.0 trillion), or 5.9%. The total assets of banking financial institutions were RMB 27.6 trillion (USD 4.0 trillion) in 2003. Over the past 10 years, total assets of China’s banking financial institutions grew at a compound annual growth rate of nearly 20%. However, the banking industry is facing many challenges, such as the competition with private capital, the participation of technological enterprises, changes in the financial market, the tightening of regulatory policies, and more diversified deposit substitute products, among others. Following the 2006 repeal of geographical and customer restrictions on foreign banks, the CBRC continued the policies to open China’s banking industry for entry by foreign competitors to promote healthy competition in the industry. By April 2019, 215 foreign banks in 54 countries and regions are now presents in China, with headquarters, branches, sub-branches and a complete service network with certain coverage and market depth, with more than 982 outlets.

Software and Information Technology Service Industry in China

According to the 2018 Economic Performance of the Software Industry report of Ministry of Industry and Information Technology (MIIT), China’s software and information technology service industry continued to show a steady and significant operating trend. The income and profit have grown, innovation capability continued to improve, industrial structures were continually developed and optimized, and services and support have been significantly enhanced.

China’s software and information technology services industry has developed and grown rapidly in recent years. The MIIT data shows that the industry’s revenue reached RMB 6.3 trillion (USD 918 billion) in 2018, an increase of 14.2% compared to 2017, with the same growth rate. Industry profits grew steadily. In 2018, the industry achieved a total profit of RMB 808 billion (USD 117.7 billion), an increase of 9.7% over the previous year.

Data Source: The Ministry of Industry and Information Technology, National Bureau of Statistics of China.

The development of China’s software and IT service industry is generally characterized by:

●	Information technology services —Stayed ahead and continued to evolve towards cloud computing. In 2018, the industry’s revenue from information technology services reached RMB 3.5 trillion (USD 510 billion), an increase of 17.6% over the previous year. The growth rate was 3.4% higher than the industry’s average, accounting for 55.1% of the industry’s revenue. Among them, cloud computing-related operational services (including SaaS, PaaS, at IaaS, etc.) revenues reached RMB 1.0 trillion (USD 146 billion), an increase of 21.4% over the previous year.

●	Software products —In 2018, the industry’s revenue from software products reached RMB 1.94 trillion (USD 283 billion), an increase of 12.1% over the previous year, accounting for 30.7% of the industry’s revenue. Among them, the revenues from information security and industrial software products are RMB 169.8 billion (USD 24.7 billion) and RMB 147.7 billion (USD 21.5 billion), an increase of 14.8% and 14.2% respectively. With the breakthrough of emerging technologies, the software industry is moving towards building a strong industrial foundation, advancing information system security control, and driving industrial intelligence.

●	Embedded system software –A key driving force in using technology to digitally transform products and equipment into more user-friendly and with more value-added features. The annual revenue for embedded system software reached RMB 895.2 billion (USD 130.4 billion), an increase of 6.8% over the previous year, accounting for 14.2% of the industry’s revenue.

●	Development on regional level —The eastern region has developed steadily, and the software industry in the central and western regions increased. In 2018, revenue from software business completed in eastern regions reached RMB 5.0 trillion (USD 728 billion), with a growth rate of 14.2% year-on-year, accounting for 79.0% of the national software industry. Revenue from software business completed in central and western regions was RMB 316.3 billion (USD 46.1 billion) and RMB 718.9 billion (USD 104.7 billion), with a growth rate of 19.2% and 16.2%, accounting for 5.0% and 11.4 % of the national software industry, respectively, an increase of 0.2% from the previous year. Software business revenue in northeast China reached RMB 291.4 billion (USD 42.4 billion), accounting for 4.6% of the national software industry, a decrease of 0.4% year-on-year.

Financial institutions/banking IT solutions refer to the software or IT related services provided by professional IT service providers who use their own experience and technology to meet each bank’s individual needs in business development, strategic development and management efficiency. The market shares of China Banking IT Solution Industry from 2010 are shown as below:

Data Source: IDC data

According to IDC’s 2018 China Banking IT Solution Market Share report, the year-on-year growth rate of China’s banking IT solution market has increased with stable and healthy development. The operating environment of China’s banking industry has undergone extensive transformation. Banks are in different stages of architectural transformation and upgrade. Although the demand for software and information technology services remains strong, the demand of various banks depends on their IT solution needs.

* The demands for traditional IT solutions of state-owned and joint venture banks have decreased. These banks are more focused on utilizing emerging technologies. The IT spending has increased, aiming to transform traditional businesses to online and intelligent banking.

* The demands for traditional IT solutions predominantly come from the regional small and medium-sized banks. These banks focus on IT system construction and iteration. The top banks on this level have higher IT investment and stronger talent pools. In addition, these banks are actively exploring effective digital innovation methods to complete the transformation and upgrade framed by the technology management.

In 2018, the overall market size of China’s banking IT solution market reached RMB 41.99 billion (USD 6.1 billion), an increase of 23.6% over 2017. IDC predicts that the market will grow at a compound annual growth rate of 20.8% from 2019 to 2023. By 2023, the scale of China’s banking IT solution market will reach RMB 107.15 billion (USD 15.6 billion).

The overall market composition of China’s banking IT solutions has become more segmented. Traditional service providers adjusted their strategy from pursuing business expansion to focusing on R&D and business transformation. There is also an increase of players in the market. As the time of the Chinese internet industry’s rapid growth trajectory is fading away, the shortage of IT services market for financial institutions is getting more attention in the industry. With the high level of informatization and with growing awareness in the financial industry, banking has become a major battleground for all types of new financial service providers.

Our primary focus is in the following key operational areas:

Consulting Services

Credit Card Services

Most of the global credit card issuers maintain branches and supporting technical infrastructure in China. The development, testing, support and maintenance of these platforms require in-depth understanding and knowledge of business processes supported by IT. There is a significant demand for such IT consulting services among large-scale credit card platforms because many of such institutions experience shortage of qualified personnel and resources. We offer more than ten years of experience in IT consulting services across key credit card business areas, including credit card applications, account setup, authorization and activation, settlement, collection, promotion, point system, anti-fraud, statement, reporting and risk management. In the past years, we have successfully helped our China and global clients manage their credit card IT systems such as VisionPLUS. We offer expertise in customizing these credit card tools and platforms to suit a variety of business models. Our highly experienced team possesses the requisite expertise in providing the credit card services. The IT consulting professional teams provides the credit card services from Shanghai, Dalian and Hong Kong. We offer this experience and expertise in various currencies, across different geographical regions, including, but not limited to China, Singapore, UK, Philippines, Indonesia, and Latin America. In addition, we have developed a series of credit card solutions in order to meet the needs of our clients better.

Core Banking Services

We are one of China’s largest core banking system services providers for global banks. Most global banks establish their IT development centers and gradually expand their business in China. Those banks require significant core banking IT services. We offer more than ten years of experience in providing leading global banks with the support and expertise needed to implement their core banking system, including business analysis, system design, development, testing services, system maintenance, and global operation support. We provide services across multiple functions including loans, deposit, general ledger, wealth management, debit card, anti-money-laundering, statement and reporting, and risk management. We also provide architecture consulting services for core banking systems and online and mobile banking. We successfully transformed the centralized core banking system for one of our US-based clients to a service-oriented architecture and integrated it into a global unified version, which successfully satisfied its business needs in various markets. In addition, we engage the cloud-native solution of core banking system with micro services architecture, which can serve both Chinese and global banks to meet the ever-changing demands of the market with high flexibility, high scalability, high reliability and multichannel connectivity.

For the years ended June 30, 2019 and 2018, revenues from our IT consulting services were approximately USD 61.8 million and USD 47.2 million, respectively. Revenues from our IT consulting services accounted for 95.1% and 96.4% of our total revenues in fiscal 2019 and 2018, respectively.

Solution Services

We are also an IT solution services provider in China and globally. We offer our clients over a decade of experience providing Chinese and global financial institutions with business and technological know-how including cloud computing and big data. We have accumulated an in-depth knowledge base that enables us to provide end-to-end customized solutions for our clients. The performance from our R&D center supports our ability to offer our clients creative solution design, especially in the areas of new information technology such as blockchain.

We offer software project development, maintenance and testing solution services, including COBOL, Java, .NET, Mobile and other technology applications. Specifically, we assist our clients in three aspects: (i) adopting and applying the most suitable technologies to ensure that software solutions are designed with information security and intellectual property rights protection in mind, (ii) building and managing a dedicated or leveraged software development, maintenance and testing quality, and efficiency testing, and (iii) providing onshore and offshore IT solution services to ensure turn-key delivery.

We have been working with a number of Chinese domestic banks to assist them in leveraging blockchain technology. Using this technology, a loyalty reward solution for the bank’s customers was developed allowing domestic banks to track and trace transactions in real-time. It was recently implemented in Jiangnan Rural Commercial Bank. Also, the pilot phase of this solution was completed for Taicang Rural Commercial Bank.

We have also signed a blockchain-related contract with a leading university of finance and economics in Shanghai. The project utilizes blockchain technology in the university’s online technical training platform for finance majors. In addition, this project also applies blockchain technology to the teaching management system for students. The management system offers an incentive mechanism that motivates students towards better study habits. This concept is similar to the loyalty reward programs offered in the financial industry. The project passed the testing conducted by the university on December 18, 2018.

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

For the years ended June 30, 2019 and 2018, revenues from our customized IT solution services were approximately USD3.0 million and USD1.6 million, respectively. Revenues from our customized IT solution services accounted for 4.7% and 3.3% of our total revenues in fiscal years 2019 and 2018, respectively.

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

Our Strategies

We have developed and intend to implement the following strategies to expand and grow the revenue, the number of employees, and the number of service locations of our Company:

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

●

Continue to invest in training and development of our world-class human capital base — We place a high priority on attracting, training, developing and retaining our human capital base to be increasingly competitive. Spearheaded by the CLPS Academy, we will continue to build our professional talent pool through our Talent Creation Program (“TCP”) and Talent Development Program (“TDP”) to ensure the sustainable supply of financial IT talent resources. These programs are the result of our collaboration with Shanda University and utilization of a technical curriculum and professional certifications developed and maintained by our Company. We will continue to develop our scalable human capital platform by implementing resource planning and staffing systems and by attracting, training and developing high-quality professionals to form CLPS’s large talent pool in order to meet ever-changing clients’ needs. We will build on and leverage existing training programs and leverage the CLPS Academy, which we intend to expand to other key cities and other industries, such as the insurance sector, to tap deeper into CLPS’s talent pool. In addition to our dedicated training centers, we expect to open additional training centers overseas as we anticipate increasing demand for our services and solutions. We will continue to strengthen our collaboration with leading domestic universities to improve our on-campus recruiting results and help to better prepare graduates for work in our industry. Spearheaded by the CLPS Academy, the strength of our TCP/TDP program adds to our recognition in the industry by competitors and customers alike.

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

Spearheaded by the CLPS Academy, we have established employee loyalty through the core engine of TCP and TDP programs both are integral parts of our supply chain which supports our service lines. Since 2008, our talent training services have offered training courses in five areas, including domain knowledge, technology skills, data security and management compliance training, soft skills for personnel; and English language skills including verbal and business correspondence for all level, especially for those who need to communicate with global customers directly on a daily basis. We believe that the depth and comprehensive nature of our talent training services are key features that distinguish us from our competitions. For more than ten years, the Company has been recruiting, training, developing and retaining human capital and talents. We have been developing and upgrading our CLPS Virtual Banking Platform (CLB) to train specialized financial IT professionals. CLB is one of the crucial components which enables our Talent Creation Program. It contains a full set of banking application modules covering areas such as core banking, credit cards and wealth management incorporated with cutting-edge technologies, such as JAVA, Android & iOS, HTML and big data. We select more than 200 students each year to participate in our training program. During their junior and senior years, the students learn to implement the concepts covered by our TCP platform along with their other computer science theory and coursework. Thereafter, the students join us as interns to continue improving their software development skills and will eventually become part of our development teams. As a result, graduates have an equivalent of nine months’ worth of “on the job” training and experience. In 2017, we collaborated with Global Business College of Australia (GCBA) to set up a Financial Innovation Center (FIC) on its campus to offer our TCP training program to GCBA students with a specific interest in banking industry.

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

As a result of our employee loyalty programs, we have established an ecosystem of loyal client relationships. Employee satisfaction and enhanced career development have resulted in better service to our clients. Client satisfaction in return motivates our employees to continue to provide excellent service to our clients. In addition to the above-mentioned benefits, our Company’s strengths include the following:

●	core competency particularly in banking and insurance industry;

●	deep domain knowledge and solutions in financial industry verticals;

●	strategic engagements with financial blue-chip clients most of whom have been with us since our inception;

●	comprehensive service offerings including financial IT solutions & consulting as well as other services;

●	experienced senior management team with proven track record of success.

Customers

Our clients include large corporations headquartered in China and globally which include, among others:

●	Banking or their China-based IT centers — Citibank, Standard Chartered Bank (China) Ltd., ANZ Bank, and Bank of Communications.

●	Financial Industry — AIA, China Life Insurance, First Data, Haitong Securities, and Orient Securities.

●	Technology Customers — eBay, CRIF Information Technology, Experian, AGFA Healthcare and Neusoft.

By serving both Chinese and global clients on a common platform, we are able to leverage the shared resources, management, industry expertise and technology know-how to attract new business and remain cost competitive.

Sales and Marketing

We have invested in building a broad sales force and marketing team. As of June 30, 2019, our business development teams consisted of 31 full-time sales and marketing personnel, including 23 sales managers, each of whom is responsible for a designated sales region or client account. We plan to enhance our sales efforts by recruiting more sales personnel both domestically and overseas.

Competition

The market for IT services is highly competitive and we expect competition to intensify. We believe that the principal competitive factors in our markets are industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing skills and price. Domestically, we face competition from the following major competitors: Shenzhen Forms Syntron Information Co., Ltd., Sunline Tech, Amarsoft and CSII. These competitors are all domestic listed companies and possess a considerable market share in IT services industry. Shenzhen Forms Syntron Information Co., Ltd. is committed to provide professional IT service outsourcing and consulting for large domestic commercial banks. Sunline Tech, Amarsoft and CSII have the similar business model who are engaged in providing IT solutions and services mainly for domestic banks and other financial institutions. While compared with above competitors, as an IT solution and consulting services provider, we’ve been specializing in industry demands analysis and focusing on delivering services to global institutions in banking, insurance and financial sectors, both in China and globally. As one of the earliest companies engaging in Banking IT services in China, we have accumulated rich industrial experience and successful cases during more than 10 years of business development and our market share is gradually increased. With the interest marketization and rise of Internet Finance, banking industry market grows more competitive. Since Core Banking Business is occupying a key position in the overall banking IT services market, we will enhance our core market competence by taking advantage of our current technology; internationally, our competitors include Wipro, TCS Consultancy, and Infosys Limited. To date, we do not typically compete directly with the larger global consulting and outsourcing firms, such as Accenture, Capgemini, Hewlett-Packard and IBM, who are typically engaged in conjunction with large global projects. However, we may compete with these firms if they seek smaller engagements, particularly in conjunction with a strategy to enter the domestic Chinese market. In addition, the trend towards offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological innovation will result in new and different competitors entering our markets. We believe that our delivery capabilities are competitive with companies such as these, and that our domestic China market experience and know-how provides us with a competitive advantage in serving our clients.

Research and Development

R&D is an integral part of our continued growth. In order to serve our Chinese and global clients’ needs better, we focus on exploring and researching new and advanced technologies and how to best integrate them into our existing and new solutions.

Currently, we are working on applying new and advanced technologies and tools to enhance our project delivery capability and efficiency. For instance, we applied the DevOps methodology and tools in our project delivery process and platform. This methodology has greatly enhanced the development, operational efficiency and project quality. We focus on blockchain, big data and cloud native applications. We have developed a loyalty reward solution based on a blockchain platform and implemented this solution with several China-based banks. With micro services architecture, we engage the cloud-native solution of core banking system, and have developed the first pilot business module to be tested on the client side. By utilizing big data technology, we research, develop and apply new features to existing credit scoring and anti-fraud solutions. We have invested a significant amount of capital in technology research and solution development. As a result, we have expanded our technological capabilities, improved efficiency of project delivery, and enhanced our solution offerings by improving existing solutions and inventing new solutions, which drive new revenue opportunities and improve our core competencies.

We recently upgraded our credit card system product, and it is currently in its final phase of testing. Through the joint effort of CLPS’s Research Institute and Credit Card Service teams, the essential parts of the system will be migrated to the cloud platform. After the upgrade, the new product platform will leverage the advantages of cloud computing. Combined with the micro-service application, it paves the way to achieve dynamic horizontal and vertical expansions, resulting in improved performance, reliability, utilization of resources, and significantly reduced infrastructure costs. It also improves the display interface, gated launch and other features that enhance the user experience. In addition, the new product platform adopts the Open-API, or Application Program Interface, concept to provide ample APIs to facilitate the connection between channels, merchants and enterprises. The upgrade also includes an integrated monitoring platform that covers comprehensive monitoring and an early warning signal of basic settings and business transactions which allow clients to quickly locate and solve problems.

In December 2018, we ran a successful internal pilot test of Robotic Process Automation (RPA), aiming to automate the in-house human resources department’s business processes, which cover more than 2,000 employees. Instead of manual work, the RPA mimics human activity that streamlines the internal management system and improve efficiency.

Employees

We believe resource management and planning is critically important to supporting our growth, and we are committed to effectively recruiting, training, developing and retaining our human capital. Our total number of employees has grown from 1,655 employees in fiscal 2018 to 2,085 employees as of June 30, 2019. Approximately 70% of our personnel are dedicated to serving our foreign financial institution clients. Such personnel maintain up to date financial domain knowledge, technical development and testing skills in Java, .Net, C, C++, testing tools, android or IOS app, blockchain, big data, cloud computing and mainframe COBOL. None of our employees are represented by a labor union or collective bargaining agreements. We consider our employee relations to be good. We believe that attracting and retaining highly experienced associates and sales and marketing personnel is a key to our success. In addition, we believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

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

Our primary trademark portfolio consists of nine trademarks, four of which are registered and five of which are pending review. Our trademarks are valuable assets that reinforce the brand and our consumers’ favorable perception of our products. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods. In addition to trademark protection, we own 3 URL designations and domain names, including clps.com.cn, clpsglobal.com, and clpsgroup.com.cn.

We have registered for the following trademarks:

Mark	Country of Registration	Application Number	Class/Description	Current Owner	Status
	China	19288958	Class 9: Recorded computer programs (programs); Recorded computer operating programs Computer peripherals; Computer software (recorded); Connector (data processing equipment); Monitor program (computer program); Electronic publications (downloadable); Computer program (downloadable software); Downloadable computer application software; Computer hardware	ChinaLink Professional Services Co., Ltd.	Registered

	China	19289112	Class 38: Information transmission; Computer terminal communication; Computer-aided information and image transmission; Information transmission equipment rental; Provide telecommunications link services to connect with the global computer network; Telecommunications routing and junction services; Provide access service for global computer network users; Provide database access service; Digital file transfer Teleconference call service	ChinaLink Professional Services Co., Ltd.	Registered

	China	19289503	Class 9: Recorded computer programs (programs); Recorded computer operating programs; Computer peripherals; Computer software (recorded); Connector (data processing equipment); Monitor program (computer program); Electronic publications (downloadable); Computer program (downloadable software); Downloadable computer application software; Computer hardware	ChinaLink Professional Services Co., Ltd.	Registered

	China	19289341	Class 42: Technical research; Research or develop new products for others; Computer programming; Computer software design; Computer hardware design and development consulting; Computer software rental; Computer software maintenance; Computer system analysis; Computer software installation; Computer software consulting	ChinaLink Professional Services Co., Ltd.	Registered

We have applied to register the following trademarks:

Mark	Country of Registration	Application Number	Class/Description	Current Owner	Status
	China	19289066	Class 35: Advertising; Advertising agency Advertising space rental; Online advertising on the computer network; Advertisement layout design; Business management assistance; Business inquiry; Business information agency; Business management and organization consulting; Business management consulting	ChinaLink Professional Services Co., Ltd.	Pending

	China	19289214	Class 41: Teaching; Education; Training; Practical training (demonstration); Employment guidance (education or training consultants); Arrange and organize academic seminars; Arrange and organize meetings; Arrange and organize general meeting; Arrange and organize symposium; Arrange and organize training classes	ChinaLink Professional Services Co., Ltd.	Pending

	China	19289175	Class 42: Technical research; Research or develop new products for others; Computer programming; Computer software design; Computer hardware design and development consulting; Computer software rental; Computer software maintenance; Computer system analysis; Computer software installation; Computer software consulting	ChinaLink Professional Services Co., Ltd.	Pending

	China	19289492	Class 38: Information transmission; Computer terminal communication; Computer-aided information and image transmission; Information transmission equipment rental; Provide telecommunications link services to connect with the global computer network; Telecommunications routing and junction services; Provide access service for global computer network users; Provide database access service; Digital file transfer; Teleconference call service	ChinaLink Professional Services Co., Ltd.	Pending

	China	19289420	Class 41: Teaching; Education; Training; Practical training (demonstration); Employment guidance (education or training consultants); Arrange and organize academic seminars; Arrange and organize meetings; Arrange and organize general meeting; Arrange and organize symposium; Arrange and organize training classes	ChinaLink Professional Services Co., Ltd.	Pending

The following is a list of the Company’s copyrights:

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS HR Management Platform Software V1.0	China	2009SR015975	ChinaLink Professional Services Co., Ltd.	29th April 2009	Registered
CLPS Food and Beverage Report Analysis and Management Platform Software V1.0	China	2009SR060110	ChinaLink Professional Services Co., Ltd.	28th December 2009	Registered
CLPS Apparel Industry POS Management Platform Software V1.0	China	2009SR060102	ChinaLink Professional Services Co., Ltd.	28th December 2009	Registered
CLPS Express Information Interactive Platform Software V1.0	China	2009SR060112	ChinaLink Professional Services Co., Ltd.	28th December 2009	Registered
CLPS Chain Store Information Interactive Platform Software V1.0	China	2009SR060108	ChinaLink Professional Services Co., Ltd.	28th December 2009	Registered
CLPS Project Analysis and Management Platform Software V1.0	China	2009SR060169	ChinaLink Professional Services Co., Ltd.	28th December 2009	Registered
CLPS Payroll Accounting System Platform Software V1.0	China	2010SR043564	ChinaLink Professional Services Co., Ltd.	25th August 2010	Registered
CLPS Fast Moving Consumer Goods Frontline Staff Management Platform Software V1.0	China	2010SR043561	ChinaLink Professional Services Co., Ltd.	25th August 2010	Registered
CLPS Staff Management Platform Software V1.0	China	2010SR043562	ChinaLink Professional Services Co., Ltd.	25th August 2010	Registered
CLPS Coal Mining Enterprise Information System Management Platform Software V1.0	China	2010SR045449	ChinaLink Professional Services Co., Ltd.	1st September 2010	Registered
CLPS Campus Expense Card Web Service System Platform Software V1.0	China	2010SR045441	ChinaLink Professional Services Co., Ltd.	1st September 2010	Registered
CLPS Campus Expense Card Bathroom Management Service Software V1.0	China	2010SR045444	ChinaLink Professional Services Co., Ltd.	1st September 2010	Registered
CLPS Machinery Industry ERP Management Platform Software V1.0	China	2010SR045802	ChinaLink Professional Services Co., Ltd.	2nd September 2010	Registered
CLPS Assignment and Task Management Platform Software (short name: Assignment and Task Management System) V1.0	China	2011SR076863	ChinaLink Professional Services Co., Ltd.	25th October 2011	Registered
CLPS Marketing Assistant System Platform Software V1.0	China	2012SR096727	ChinaLink Professional Services Co., Ltd.	15th October 2012	Registered
CLPS Outsourcing Service Staff Management System Platform Software V1.0	China	2012SR096666	ChinaLink Professional Services Co., Ltd.	15th October 2012	Registered
CLPS Outsourcing Service Staff System Background Management Software V1.0	China	2012SR096731	ChinaLink Professional Services Co., Ltd.	15th October 2012	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Logistics Terminal Distribution Platform Software V1.0	China	2012SR096668	ChinaLink Professional Services Co., Ltd.	15th October 2012	Registered
CLPS HR Background Support Management System V1.0	China	2012SR098440	ChinaLink Professional Services Co., Ltd.	19th October 2012	Registered
CLPS HR Management System Platform Software (short name: HR Management System) V1.0	China	2012SR098429	ChinaLink Professional Services Co., Ltd.	19th October 2012	Registered
CLPS Outsourcing Service Staff Resume Entry System Platform Software V1.0	China	2012SR098687	ChinaLink Professional Services Co., Ltd.	19th October 2012	Registered
CLPS Bank Document Business Management Software (short name: Document Management) V1.0	China	2013SR054800	ChinaLink Professional Services Co., Ltd.	5th June 2013	Registered
CLPS Bank Monetary Transaction Management Software (short name: Monetary Transaction Management) V1.0	China	2013SR054796	ChinaLink Professional Services Co., Ltd.	5th June 2013	Registered
CLPS Bank Expense Management Software V1.0	China	2014SR168125	ChinaLink Professional Services Co., Ltd.	4th November 2014	Registered
CLPS Bank Repayment Process Software V1.0	China	2014SR168130	ChinaLink Professional Services Co., Ltd.	4th November 2014	Registered
CLPS Bank Point Accumulative Management Software V1.0	China	2014SR168132	ChinaLink Professional Services Co., Ltd.	4th November 2014	Registered
CLPS Bank Interest Process Software V1.0	China	2014SR168136	ChinaLink Professional Services Co., Ltd.	4th November 2014	Registered
CLPS Bank Credit Application Software V1.0	China	2014SR168138	ChinaLink Professional Services Co., Ltd.	4th November 2014	Registered
CLPS Credit Card Risk Management Software V1.0	China	2015SR028695	ChinaLink Professional Services Co., Ltd.	10th February 2015	Registered
CLPS Credit Card Account Establishment and Card Making Software V1.0	China	2015SR029015	ChinaLink Professional Services Co., Ltd.	10th February 2015	Registered
CLPS Credit Card Customer Service Management Software V1.0	China	2015SR029012	ChinaLink Professional Services Co., Ltd.	10th February 2015	Registered
CLPS Credit Card Cleaning Management Software V1.0	China	2015SR028884	ChinaLink Professional Services Co., Ltd.	10th February 2015	Registered
CLPS Credit Card Authorization Management Software V1.0	China	2015SR028914	ChinaLink Professional Services Co., Ltd.	10th February 2015	Registered
CLPS Mortgage Loan Plan Spreadsheet Tool Software (short name: Loan Spreadsheet) V1.0	China	2015SR198772	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered
CLPS Bank Product Management Software V1.0	China	2015SR198610	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Bank Deposit and Withdrawal Services Management Software V1.0	China	2015SR198176	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered
CLPS Bank Loan Application Management Software V1.0	China	2015SR198654	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered
CLPS Bank Repayment Management Software V1.0	China	2015SR198649	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered
CLPS Bank Exchange Rate Management Software V1.0	China	2015SR198774	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered
CLPS Bank Interest Settlement Software V1.0	China	2015SR198246	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered
CLPS Bank Foreign Exchange Transaction Software V1.0	China	2015SR198240	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered
CLPS Bank Investment Management Securities Business Software V1.0	China	2016SR376924	ChinaLink Professional Services Co., Ltd.	16th December 2016	Registered
CLPS Bank Big Data Decision-making Platform Customer Portrayal Software V1.0	China	2016SR382920	ChinaLink Professional Services Ca, Ltd.	20th December 2016	Registered
CLPS Internet Financial Cloud Mobile Banking Software V2.0	China	2016SR398821	ChinaLink Professional Services Co., Ltd.	27th December 2016	Registered
CLPS Wantong Calculus Mall Software V2.0	China	2017SR118507	CLPS Beijing Hengtong Co., Ltd.	17th April 2017	Registered
CLPS RC Rules Engine Software	China	2017SR169307	CLPS Ruicheng Co., Ltd.	9th May 2017	Registered
CLPS Internet Financing Collection Management Software V2.0	China	2017SR119266	CLPS Ruicheng Co., Ltd.	17th April 2017	Registered
CLPS Points Management Platform Software	China	2017SR119078	CLPS Ruicheng Co., Ltd.	17th April 2017	Registered
CLPS Full-web Order Receiving Unified Platform Management Software V2.0	China	2017SR202535	CLPS Ruicheng Co., Ltd.	24th May 2017	Registered
CLPS Quanxi Intelligent Marketing Platform Clients Growth Center Software V2.0	China	2017SR565576	ChinaLink Professional Services Co., Ltd.	13th October 2017	Registered
CLPS Enterprise Recruitment Intelligent Cooperation Platform Software V2.0	China	2017SR646712	ChinaLink Professional Services Co., Ltd.	24th November 2017	Registered
CLPS Intelligent Online Training Test Instructional Management Software V1.0	China	2017SR646507	ChinaLink Professional Services Co., Ltd.	24th November 2017	Registered
CLPS Enterprise Internet Qinqin Loan Background Management Software V1.0	China	2017SR647634	ChinaLink Professional Services Co., Ltd.	24th November 2017	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Blockchain Based Virtual Credits Background Management Software V2.0	China	2017SR645676	ChinaLink Professional Services Co., Ltd.	24th November 2017	Registered
CLPS Enterprise Talent Information Intelligent Management Software V2.0	China	2017SR645650	ChinaLink Professional Services Co., Ltd.	24th November 2017	Registered
CLPS Credit Card Big Data Integrated Management Background Software V2.0	China	2017SR645763	ChinaLink Professional Services Co., Ltd.	24th November 2017	Registered
CLPS Enterprise Recruitment Intelligent Cooperation Platform Software V2.0	China	2017SR647190	ChinaLink Professional Services Co., Ltd.	24th November 2017	Registered
CLPS General Points Platform and Business Center Software V1.0	China	2019SR0004653	ChinaLink Professional Services Co., Ltd.	2nd January 2019	Registered
CLPS Online Financial Microloan Software V1.0	China	2019SR0004669	ChinaLink Professional Services Co., Ltd.	2nd January 2019	Registered
CLPS Bank Customer Management Software V1.0	China	2019SR0004663	ChinaLink Professional Services Co., Ltd.	2nd January 2019	Registered
CLPS Online Financial Management Software V1.0	China	2019SR0140935	ChinaLink Professional Services Co., Ltd.	14th February 2019	Registered

Properties

Our principal executive office is located at the 2nd Floor, Building 18, Shanghai Pudong Software Park 498 Guoshoujing Road, Pudong, Shanghai 201203, PRC. We lease the premise and the lease term expires on June 30, 2021.

In addition, the Company manages and operates several other facilities. We rent office space in Tianjin, Shenzhen, Guangzhou, Dalian, Chengdu, Beijing, Baoding, Australia, Singapore, and Hong Kong. Rent expenses amounted to $827,593, $730,705, and $565,328 for the years ended June 30, 2019, 2018 and 2017, respectively. We believe our facilities are adequate for our current needs.

Facility	Address	Space (m2)
Shanghai Office	2nd Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong District, Shanghai, PRC	1,259.94

Shanghai Office	Room 302, 3rd Floor, Building 10, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong District, Shanghai, PRC	741.16

Shanghai Office	1st Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong District, Shanghai, PRC	914.62

Dalian Office	Room 01-03, 1/F, 1 Huixian Garden, New & High-tech Industrial Park, Dalian, Liaoning Province, PRC	611.82

Dalian Office	Room 07-12, 7/F, 1 Huixian Garden, New & High-tech Industrial Park, Dalian, Liaoning Province, PRC	917.11

Tianjin Office	Room 5601-8, F6, Building No.5, Xinhuan West Road, TEDA, Tianjin, PRC	56.07

Shenzhen Office	Room 2008, Anhui Building, Shennan Avenue, Futian District, Shenzhen, Guangdong Province, PRC	234.16

Guangzhou Office	708-709A, 242 Tianhe Road, Tianhe District, Guangzhou, Guangdong Province, PRC	137

Chengdu Office	Unit 10, 25/Floor, Tower 2, 88 Jitai 5th Road, Gaoxin District, Chengdu, Sichuan District, PRC	59.74

Beijing Office	Room 1108 B, 11th Floor, Huasheng International Building, 12 Yabao Road, Chaoyang District, Beijing, PRC	122.47

Baoding Office	Room 710-712, 7th Floor, Building A, Zhongguancun Innovation Center, 1799 North Chaoyang Street, Baoding, PRC	243

Australia Office	Part Tenancy 3, Part Level 9, 276 Flinders Street, Melbourne, VIC 3000, Australia	90.5

Singapore Office	3 Shenton Way, #12-11 Shenton House, Singapore	40

Hong Kong Office	Unit 702, Level 7, Millennium City 2, 378 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong	92.53

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

Overview

We are a global information technology (“IT”), consulting and solutions service provider focused on delivering services to global institutions in banking, insurance and financial sectors, both in China and globally. For more than ten years, we have served as an IT Solutions provider to a growing network of clients in the global financial industry, including large financial institutions from the US, Europe, Australia and Hong Kong, and their PRC-based IT centers. We have created and developed a particular market niche by providing turn-key financial solutions. Since our inception, we have aimed to build one of the largest sales and service delivery platforms for IT services and solutions in China. We maintain ten delivery and/or research and development (“R&D”) centers to serve different customers in various geographic locations. Seven centers are located in mainland China, including cities of Shanghai, Beijing, Dalian, Tianjin, Chengdu, Guangzhou and Shenzhen. The remaining three centers are located in Hong Kong, Singapore and Australia. By combining onsite or onshore support and consulting with scalable and high-efficiency offsite or offshore services and processing, we are able to meet client demands in a cost-effective manner while retaining significant operational flexibility. We believe that maintaining our Company as a proven, reliable partner to our financial industry clients both in China and globally positions us well to capture greater opportunities in the rapidly evolving global market for IT consulting and solutions.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) and pursuant to the rules and requirements of the Securities Exchange Commission (“SEC”). The accompanying consolidated financial statements include the financial statements of CLPS and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

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

Overview of Company

CLPS Incorporation (“CLPS” or the “Company”), is a company that was established under the laws of the Cayman Islands on May 11, 2017 as a holding company. The Company, through its subsidiaries, designs, builds, and delivers IT services, solutions and other services to clients in the financial services industry. The Company customizes its services to specific industries with customer service teams typically based on-site at the customer locations. The Company’s solutions enable its clients to meet the changing demands of an increasingly global, internet-driven, and competitive marketplace. Mr. Xiao Feng Yang, the Company’s Chairman of the Board and President, together with Mr. Raymond Ming Hui Lin, the Company’s Chief Executive Officer and Director are the controlling shareholders of the Company (the “Controlling Shareholders”).

A reorganization of the Company’s legal structure was completed on November 2, 2017. The reorganization involved the incorporation of CLPS, a Cayman Islands holding company; Qinheng Co., Limited (“Qinheng”) and Qiner Co., Limited (“Qiner”), two holding companies established in Hong Kong, and Shanghai Qincheng Information Technology Co., Ltd. (“CLPS QC” or “WOFE”) established in the People’s Republic of China (“PRC”); and the transfer of ChinaLink Professional Service Co., Ltd. (“CLPS Shanghai”) from the Controlling Shareholders to CLPS QC.

Prior to the reorganization, CLPS Shanghai’s equity interests were 100% controlled by the same group of Controlling Shareholders of CLPS. CLIVST and FDT-CL are subsidiaries of Qinheng. JQ Technology Co., Limited (“JQ”) and JIALIN Technology Limited (“JL”) are subsidiaries of Qiner since October 17, 2017. CLPS Dalian Co., Ltd. (“CLPS Dalian”), CLPS Ruicheng Co., Ltd. (“CLPS RC”), CLPS Beijing Hengtong Co., Ltd. (“CLPS Beijing”), CLPS Technology (Singapore) Pte. Ltd. (“CLPS SG”), CLPS Technology (Australia) Pty Ltd. (“CLPS AU”), CLPS Technology (Hong Kong) Co., Limited (“CLPS Hong Kong”), Judge (Shanghai) Co., Ltd. (“Judge China”), Judge (Shanghai) Human Resource Co., Ltd. (“Judge HR”), CLPS Shenzhen Co., Ltd. (“CLPS Shenzhen”) and CLPS Guangzhou Co., Ltd. (“CLPS Guangzhou”) are all subsidiaries of CLPS Shanghai.

On July 25, 2017, the Company incorporated CLIVST, as a holding company, in BVI. On September 27, 2017 and October 24, 2017, the Company incorporated CLPS Guangzhou in Guangzhou, PRC and FDT-CL in Hong Kong. FDT-CL was liquidated on March 15, 2019. The liquidation of CLIVST was in process as of June 30, 2019.

On September 27, 2017, the Company and a non-controlling interest shareholder of CLPS Beijing incorporated Tianjin Huanyu Qinshang Network Technology Co., Ltd. (“Huanyu”). The Company subscribed 30% of equity interest in Huanyu for $0.15 million (RMB 1,000,000). On May 24, 2019, the Company purchased the remaining 70% equity interest of Huanyu for consideration of $0.07 million (RMB 462,000) and waived the receivables due from the other shareholder in the amount of $29,133 (RMB200,000). The consideration was paid on May 28, 2019. As of June 30, 2019, the Company held 100% of Huanyu’s equity and Huanyu became our wholly-owned subsidiary since May 24, 2019.

On October 17, 2017, the Company acquired 55% of JQ equity interest and its 100% owned subsidiary – JL for a cash consideration of approximately $0.07 million to operate a software consulting business in Taiwan. In November 2018, the Company sold all the equity interest of JQ and JL for the consideration of $0.05 million (425,290 Hong Kong dollars) to the non-controlling shareholder of JQ and no consideration was paid due to the Company’s waiver.

On November 2, 2017, the Controlling Shareholders transferred their 100% ownership interests in CLPS Shanghai to CLPS QC and Qiner, which are 100% owned by Qinheng and CLPS. On October 31, 2017, the Controlling Shareholders transferred 100% of their equity interests in Qiner to CLPS. After the reorganization, CLPS owns 100% equity interests of the entities mentioned above. On December 7, 2017, the Board of Directors approved an amendment of the Article of Association of CLPS and a nominal share issuance to the existing shareholders. As a result, the existing shareholders own the same percentage of ownership in CLPS as their ownership interests in CLPS Shanghai prior to the reorganization. Since the Company and its subsidiaries are controlled by the same group of the shareholders before and after the reorganization. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective for all the periods presented in the consolidated financial statements.

On June 5, 2018, the Company incorporated CLPS US to develop business in related areas.

On June 13, 2018, the Company purchased a 2.7% equity interest in CLPS Lihong in Shanghai for consideration of $0.2 million (or approximately RMB 1,000,000) to develop business in the related area. On January 25, 2019, the above investment agreement of CLPS Lihong was terminated. On March 1, 2019, the Company purchased a 36.84% equity interest in CLPS Lihong at a cash consideration of $0.15 (RMB 1). In May 2019, the Company made capital contribution to CLPS Lihong of $1.01 million (RMB 7 million).

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

On August 20, 2018, CLPS SG acquired an 80% interest in Infogain Solutions PTE. Ltd. (“Infogain”) located in Singapore from Sharma Devendra Prasad and Deepak Malhotra with the final purchase price of $0.4 million (or approximately 576,000 Singapore dollars).

On September 27, 2017, the Company and a non-controlling interest shareholder of CLPS Beijing incorporated Huanyu. The Company invested funds for a 30% equity interest in Huanyu for $0.15 million (RMB 1,000,000). On May 24, 2019, the Company purchased the remaining 70% equity interest of Huanyu for consideration of $0.07 million (RMB 462,000) and became the sole shareholder of Huanyu.

On April 3, 2019, Qiner purchased a 30% equity interest of Economic Modeling Information Technology Co., Ltd.(“EMIT”). The consideration is zero amount. Qiner subsequently made a capital contribution of $0.74 million (RMB 3 million) to EMIT directly. The capital contribution of $0.07 million was paid in June 2019. The remaining capital contribution of $0.37 million had not been paid as of June 30, 2019.

The Company is dedicated to providing a full range of services and solutions across technology needs in finance. In recent years, we have both one of the largest IBM mainframe teams, and the largest VisionPLUS team in China, providing both development and implementation of core banking, credit card, online and e-commerce systems, as well as expertise across technology stacks including J2EE, .Net, C, C++ and mobile. We are ISO9001:2008 and CMMI 5 certified, and have been granted certificates of recognition by the Shanghai government, including Enterprise Software Certification, High-tech Enterprise, Little Giant Company for Science and Technology and Professional Talent Development Training Camp. In addition, the Company was recognized as one of the recipients of 2017 IDC China Top 25 FinTech Pioneers during the award ceremony spearheaded by IDC on August 25, 2017. The Company has also received the 2018 Fintech Brand Leadership Award at the China Finance Summit Winter Forum on November 30, 2018, in Beijing, China.

Our operations are primarily based in China, where we derive a substantial portion of our revenues. For the years ended June 30, 2019, 2018 and 2017, our revenues were $64.9 million, $48.9 million and $31.4 million, respectively. Revenues generated outside of China were approximately $4.5 million, $1.7 million and $0.5 million for fiscal 2019, 2018 and 2017, respectively. We had a net loss of $3.4 million in fiscal 2019, and a net income of $2.7 million and $2.2 million in fiscal 2018 and 2017, respectively. We had a non-GAAP net income of $3.6 million in fiscal 2019. Our total assets as of June 30, 2019 were $32.7 million of which cash and cash equivalent amounted to $6.6 million. Our total liabilities as of June 30, 2019 were $11.3 million.

Factors Affecting Our Results of Operations

We believe the most significant factors that affect our business and results of operations include the following:

●	Our ability to obtain new clients and repeat business from existing clients. Revenues from individual clients typically grow over time as we seek to increase the number and scope of services provided to each client, and as clients increase the complexity and scope of the work outsourced to us. Therefore, our ability to obtain new clients, as well as our ability to maintain and increase business from our existing clients, has a significant effect on our results of operations and financial condition. During fiscal 2019, our revenue derived from our IT consulting services increased by 30.9% or $14.6 million from fiscal 2018, mainly attributable to revenue growth from our existing clients. IT consulting services revenue from new clients amounted to approximately $4.9 million in fiscal 2019. During fiscal 2018, our revenue derived from our IT consulting services increased by 61.8% or $18.0 million from fiscal 2017, mainly attributable to revenue growth from our existing clients. IT consulting services revenue from new clients amounted to approximately $4.1 million in fiscal 2018.

●	Our ability to expand our portfolio of service offerings. We intend to increase our revenues by continuing to expand our service offerings, providing quality service to our existing customers and attracting new customers. Through research and development, targeted hiring and strategic acquisitions, we have proactively invested in broadening our existing service lines, including those for serving our specific industry verticals.

●	Our ability to attract, retain and motivate qualified employees. Our ability to attract, train and retain a large and cost-effective pool of qualified professionals, including our ability to leverage and expand our proprietary database of qualified IT professionals, to develop additional joint training programs with universities, and our employees’ job satisfaction, will affect our financial performance.

We use the following key operating metrics to oversee and manage the Company’s business: (i) developing new business, (ii) spearheaded by the CLPS Academy, focusing on the TCP/TDP training programs to provide highly trained and qualified employees to the clients; and (iii) retaining employees to continue to meet client ever-changing needs.

Our objective is to create value for both our customers and shareholders by enhancing our position as a leading IT services provider in the banking industry in China. We believe our strategic initiatives will continue to generate our sales growth, allow us to focus on managing capital, leveraging costs and driving margins to produce profitability and return on investment for our stockholders.

Acquisitions and Investments

Acquisition of Judge China

On November 9, 2016, CLPS Shanghai acquired 60% of Judge China and its 70% owned subsidiary Judge HR from Judge Company Asia Limited (“Judge Asia”) with the final purchase price of $480,061 (RMB 3.25 million). The Company funded the acquisition with cash consideration of $454,388 (RMB 3.05 million) and a payable to Judge Asia of $128,928 (RMB 0.9 million), of which $103,255 (RMB 0.7 million) was subsequently offset with the Company’s receivables from Judge Asia.

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

Amounts
Cash acquired	$268,014
Accounts receivable, net	325,888
Prepayments, deposits and other assets, net	67,570
Property and equipment, net	1,875
Intangible assets, net	339,883
Salaries and benefits payable	(86,483)
Tax payables	(16,147)
Accounts payable and other current liabilities	(259,361)
Deferred tax liabilities	(65,264)
Non-controlling interests	(290,994)
Goodwill	195,080
Total consideration	$480,061

The intangible assets include customer contracts of $339,883, which were acquired by Judge China in 2013 with an estimated useful life of 10 years. The goodwill is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprises (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

Investment in Huanyu

On September 27, 2017, the Company made an investment of $0.15 million (RMB 1,000,000) for a 30% of equity interest in Huanyu which was accounted for as an equity method investment. On May 24, 2019, the Company purchased the remaining 70% equity interest of Huanyu for $0.07 million (RMB 462,000) and became the sole shareholder of Huanyu.

The transaction was accounted for as a business combination using the purchase method of accounting. As the business combination was achieved in stages, the Company remeasured its previously held 30% of equity interest in Huanyu at its acquisition date fair value of $152,312. A loss of $19,682 was recognized in subsidies and other income net in relation to the remeasurement. The valuation considered a discount for lack of control premium and lack of marketability applied to the fair value of the acquired business of Huanyu, which was determined using the income approach.

The purchase price allocation of the transaction was determined by the Company with the assistance of an independent appraisal firm based on the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date. The purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition was as follows:

Amounts
Cash acquired	$79,156
Accounts receivable, net	87,674
Prepayments, deposits and other assets, net	7,707
Accounts payable and other current liabilities	(5,310)
Goodwill	50,045
Previous held equity interests	152,312
Cash consideration	66,960
Total consideration	$219,272

The goodwill is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The goodwill is not tax deductible. No intangible assets were identified from the acquisition.

For the period from July 1, 2018 to the acquisition date of May 24, 2019 and for the year ended June 30, 2018, 30% of Huanyu’s results of operations was income of $35,049 (RMB 239,073) and loss of $8,684 (RMB56,461), respectively.

Investment in JQ

On October 17, 2017, the Company acquired a 55% equity interest in JQ, and its 100% owned subsidiary – JL in Taiwan for cash consideration of approximately $0.07 million. As of the acquisition date, the assets of JQ were cash and other receivables and JQ and its subsidiary had no significant operating activities since inception. The estimated fair value of the assets acquired and liabilities assumed at the acquisition date was approximately the carrying value of the assets and liabilities based on the short-term nature of the assets acquired and liabilities assumed.

In November 2018, the Company sold all the equity interest of JQ and JL for the consideration of $0.05 million (425,290 Hong Kong dollars) to the non-controlling shareholder of JQ and no consideration was paid due to the Company’s waiver.

Acquisition of Infogain

On August 20, 2018, CLPS SG acquired an 80% equity in Infogain located in Singapore from Sharma Devendra Prasad and Deepak Malhotra with the final purchase price of $0.4 million (or approximately 576,000 Singapore dollars).

The transaction was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction was determined by the Company with the assistance of an independent appraisal firm based on the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date. The most significant variables in the valuation are discount rate, terminal value, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition was as follows:

Amounts
Cash acquired	$6,843
Accounts receivable	458,943
Prepayment and other receivable	14,454
Property and equipment, net	1,190
Intangible assets, net	337,685
Other payable and other current liabilities	(504,235)
Deferred tax liabilities	(57,406)
Non-controlling interests	(64,879)
Goodwill	227,506
Total consideration	$420,101

Identifiable intangible assets acquired include customer contracts, which were valued using an income approach and determined to carry estimated remaining useful lives of approximately three years.  The goodwill recognized represents the expected synergies and is not tax deductible.

Investment in CLPS Lihong

On March 1, 2019, the Company purchased a 36.84% equity interest in CLPS Lihong at a cash consideration of $0.15 (RMB 1) on the condition that the Company could inject capital of $1.01 million (RMB 7 million) into CLPS Lihong. In May 2019, the Company made capital contribution to CLPS Lihong of $1.01 million (RMB 7 million). The Company accounts for the investment in CLPS Lihong as an equity method investment due to its significant influence over the entity. For the year ended June 30, 2019, the Company’s share of CLPS Lihong’s results of operations was loss of $176,148 (RMB 1,201,523).

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

Investment in EMIT

On April 3, 2019, Qiner purchased a 30% equity interest of EMIT with nil consideration. In June, 2019, the Company made capital contribution to EMIT of $0.07 million (RMB 0.5 million). The Company accounts for the investment in EMIT as an equity method investment due to its significant influence over the entity. For the year ended June 30, 2019, the Company’s share of EMIT’s results of operations was loss of $4,230 (RMB 28,853).

Results of Operations

Results of Operations for Continuing Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	For the years ended June 30,
	2019	2018	2017

Revenues	$64,932,937	$48,938,593	$31,361,976
Less: Cost of revenues	(41,178,356)	(31,277,255)	(18,669,812)
Gross profit	23,754,581	17,661,338	12,692,164

Operating expenses:
Selling and marketing expenses	2,179,029	2,225,702	1,206,493
Research and development expenses	7,978,883	7,837,873	4,232,788
General and administrative expenses	17,384,393	5,871,622	5,647,790
Total operating expenses	27,542,305	15,935,197	11,087,071
(Loss) income from operations	(3,787,724)	1,726,141	1,605,093
Subsidies and other income, net	779,508	960,784	508,187
Other expenses	(92,429)	(84,155)	(10,469)

(Loss) income before income tax and share of loss in equity investees	(3,100,645)	2,602,770	2,102,811
Provision (benefits) for income taxes	186,615	(112,128)	(118,546)
(Loss) income before share of loss in equity investees	(3,287,260)	2,714,898	2,221,357
Share of loss in equity investees, net of tax	(145,329)	-	-
Net (loss) income	(3,432,589)	2,714,898	2,221,357
Less: Net (loss) income attributable to non-controlling interests	(162,813)	280,435	173,912
Net (loss) income attributable to CLPS Incorporation’s shareholders	$(3,269,776)	$2,434,463	$2,047,445

Basic (loss) earnings per common share	(0.24)	0.21	0.18
Weighted average number of share outstanding – basic	13,843,764	11,517,123	11,290,000
Diluted (loss) earnings per common share	(0.24)	0.21	0.18
Weighted average number of share outstanding – diluted	13,843,764	11,636,367	11,290,000

Supplemental information:
Non-GAAP income before income tax	3,915,444	2,602,770	2,102,811
Non-GAAP net income	3,583,500	2,714,898	2,221,357
Non-GAAP net income attributable to CLPS Incorporation’s shareholders	3,746,313	2,434,463	2,047,445
Non-GAAP basic earnings per common share	0.27	0.21	0.18
Weighted average number of share outstanding – basic	13,843,764	11,517,123	11,290,000
Non-GAAP diluted earnings per common share	0.27	0.21	0.18
Weighted average number of share outstanding – diluted	13,969,436	11,636,367	11,290,000

Use of Non-GAAP Financial Measures

The consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. The Company uses non-GAAP income before income tax and share of loss of equity investees, non-GAAP net income attributable to the Company, and basic and diluted non-GAAP net income per share, which are non-GAAP financial measures. Non-GAAP income before income tax and share of loss of equity investees is income before income tax and share of loss of equity investees excluding share-based compensation expenses. Non-GAAP net income attributable to the Company is net income attributable to the Company excluding share-based compensation expenses. Basic and diluted non-GAAP net income per share is non-GAAP net income attributable to common shareholders divided by weighted average number of shares used in the calculation of basic and diluted net income per share. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation expenses clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. The following table sets forth a reconciliation of non-GAAP general and administrative expense, non-GAAP income before income tax and share of loss of equity investees, non-GAAP net income, non-GAAP net income attributable to CLPS Incorporation’s shareholders, and non-GAAP Basic and diluted earnings per common share for the periods indicated:

For the year ended June 30, 2019

Cost of revenues	41,178,356
Less: share-based compensation expenses	9,472

Non-GAAP cost of revenues	41,168,884

Selling and marketing expenses	2,179,029
Less: share-based compensation expenses	46,100

Non-GAAP selling and marketing expenses	2,132,929

General and administrative expenses	17,384,393
Less: share-based compensation expenses	6,960,517

Non-GAAP general and administrative expenses	10,423,876

Loss before income tax	(3,100,645)
Add: share-based compensation expenses	7,016,089

Non-GAAP income before income tax and share of loss of equity investees	3,915,444

Net loss	(3,432,589)
Add: share-based compensation expenses	7,016,089

Non-GAAP net income	3,583,500

Net loss attributable to CLPS Incorporation’s shareholders	(3,269,776)
Add: share-based compensation expenses	7,016,089

Non-GAAP net income attributable to CLPS Incorporation’s shareholders	3,746,313

Weighted average number of share outstanding used in computing GAAP and non-GAAP basic earnings	13,843,764
GAAP basic (loss) earnings per common share	(0.24)
Add: share-based compensation expenses	0.51
Non-GAAP basic earnings per common share	0.27

Weighted average number of share outstanding used in computing GAAP diluted earnings	13,843,764
Add: effect of dilutive securities (note 1)	194,824
Weighted average number of share outstanding used in computing non-GAAP diluted earnings	14,038,588

GAAP diluted (loss) earnings per common share	(0.24)
Add: share-based compensation expenses	0.51
Non-GAAP diluted earnings per common share	0.27

For the Years Ended June 30, 2019 and 2018

Revenues

We derive revenues by providing integrated IT services and solutions, including: (i) IT consulting services, which primarily includes application development services for banks and institutions in the financial industry, which are billed on a time-and-expense basis, (ii) customized IT solutions services, which primarily includes customized solution development and maintenance service for general enterprises, which are billed on a fixed-price basis, and (iii) other revenue from product and third-party software sales.

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

For fiscal 2019 and 2018, most of our time-and-expense contracts were generated by our IT consulting services for clients in the financial industry. In comparison, all of our fixed-price contracts were generated by our customized IT solution business for clients in the financial industry and others.

The following table presents our revenues by our service lines.

	For the Year ended June 30,
	2019		2018
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

IT consulting services	$61,755,355	95.1%	$47,159,651	96.4%	$14,595,704	30.9%
Customized IT solution services	3,041,482	4.7%	1,634,100	3.3%	1,407,382	86.1%
Other	136,100	0.2%	144,842	0.3%	(8,742)	(6.0%)
Total	$64,932,937	100.0%	$48,938,593	100.0%	$15,994,344	32.7%

Our total revenues increased by approximately $16.0 million, or 32.7%, to approximately $64.9 million for the fiscal year ended June 30, 2019 from approximately $48.9 million for the fiscal year ended June 30, 2018. The overall growth in our revenues reflected an increase in revenues from our IT consulting services and derived primarily from existing customers.

For the year ended June 30, 2019, revenue derived from our IT consulting services increased by 30.9% to $61.8 million from $47.2 million in fiscal 2018, primarily reflecting the increasing demands for our IT consulting services from banks and other financial institutions. For fiscal 2019 and 2018, 47.5% and 46.8% of our IT consulting services revenue were from international banks. In fiscal 2019, we strengthened our expertise in the financial industry to leverage our existing industry knowledge and grew our customer base of local Chinese financial institutions.

Cost of revenues

Our cost of revenues mainly consisted of compensation benefit expenses for our IT professionals, travel expenses and material costs. Our cost of revenues increased by $9.9 million or 31.7% to approximately $41.2 million in fiscal 2019 from approximately $31.3 million in fiscal 2018 primarily as a result of increased revenue, therefore resulting in increased headcount, expanded office facilities and increase of depreciation and amortization expenses to enable and match the growth of our business revenue. As a percentage of revenues, our cost of revenues was 63.4% and 63.9% for fiscal 2019 and 2018, respectively. Our total number of employees grew from 1,655 employees as of June 30, 2018 to 2,085 employees as of June 30, 2019.

Gross profit and gross margin

Our gross profit increased by $6.1 million, or 34.5%, to approximately $23.8 million in fiscal 2019 from approximately $17.7 million in fiscal 2018. The higher gross profit in fiscal 2019 was primarily attributable to the increase in our billing rates of both IT consulting services and customized IT solution services. Also, customized IT solution services contribute favorably to our client retention and understanding of our clients’ businesses and provide opportunities to cross-sell our other services. Gross margin increased to 36.6% in fiscal 2019 from 36.1% for the same period of last year.

Selling and marketing expenses

Selling and marketing expenses primarily consisted of salary and compensation expenses relating to our sales and marketing personnel, and also included entertainment, travel and transportation, and other expenses relating to our marketing activities.

Selling and marketing expenses decreased by $0.05 million or 2.1% from $2.23 million in fiscal 2018 to $2.18 million in fiscal 2019. Accordingly, as a percentage of sales, our selling expenses were 3.4% of revenues in fiscal 2019 as compared to 4.5% in fiscal 2018. While we expect our selling and marketing expenses to increase as we continue our business expansion, we expect these expenses to remain relatively steady as a percentage of our net revenues to support our business growth in the future.

Research and development (“R&D”) expenses

R&D expenses primarily consisted of compensation and benefit expenses relating to our research and development personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses were $8.0 million in fiscal 2019, which was stable compared to $7.8 million in fiscal 2018, representing 12.3% and 16.0% of our total revenues for fiscal 2019 and 2018, respectively. We expect to increase our investment in research and development to enhance our industry knowledge, improve our competitiveness and enable us to identify attractive market opportunities for new and enhanced services and solutions.

General and administrative expenses

General and administrative expenses primarily consisted of salary and compensation expenses relating to our finance, legal, human resources and executive office personnel, and included share-based compensation expenses, rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs.

General and administrative expenses increased by $11.5 million, or 196.1%, to $17.4 million in fiscal 2019 from $5.9 million in the prior year. The increase was primarily due to an addition of $7.0 million non-cash share-based compensation expenses related to the grants under the 2017 Incentive Compensation Plan. After the deduction of non-cash share-based compensation expenses, non-GAAP general and administrative expenses increased by $4.5 million, or 77.5%, to $10.4 million in fiscal 2019 from $5.9 million in the same period of the previous year. The increase in Non-GAAP general and administrative expenses was primarily due to routine expenses incurred after going public and due to a year-over-year increase in salary and compensation expenses.

Subsidies and other income, net

Subsidies and other income, net primarily included government subsidies which represented amounts granted by local government authorities as a general incentive for us to promote development of the local technology industry. The Company records government subsidies in subsidies and other income upon received and when there is no further performance obligation. Total government subsidies amounted to $0.7 million and $0.9 million for the years ended June 30, 2019 and 2018, respectively.

Income (loss) before income taxes and share of loss in equity investees

Income (loss) before income taxes and share of loss in equity investees decreased by $5.7 million to a $3.1 million loss in fiscal 2019 from an income of $2.6 million in fiscal 2018. After the deduction of non-cash share-based compensation expenses, non-GAAP income before income taxes and share of loss in equity investees increased by $1.3 million, or 50.4%, to $3.9 million in fiscal 2019 from $2.6 million in the same period of the previous year.

Provision (benefits) for income taxes

Our provision for income taxes in fiscal 2019 increased by $0.3 million to $0.2 million from $0.1 million benefit for income taxes in fiscal 2018, mainly due to the Company’s reversal of the beginning balances of deferred tax assets related to the net operating losses for some of the Company’s subsidiaries.

Share of loss in equity investees, net of tax

The share of loss in equity investees, net of tax in fiscal 2019 was equity investment loss of Huanyu, Lihong and EMIT.

Net income (loss)

Net income decreased by $6.1million to a loss of $3.4 million in fiscal 2019 from an income of $2.7 million in fiscal 2018. The decrease in net income was due to the increase in non-cash share-based compensation expenses. After the deduction of non-cash share-based compensation expenses, non-GAAP net income increased by $0.9 million, or 32.0%, to $3.6 million in fiscal 2019 from $2.7 million in the previous year.

Other comprehensive income (loss)

Foreign currency translation adjustments amounted to a loss of $0.4 million and a gain of $0.06 million for the years ended June 30, 2019 and 2018, respectively. The balance sheet amounts with the exception of equity as of June 30, 2019 were translated at 6.8650 RMB to 1.00 USD as compared to 6.6171 RMB to 1.00 USD as of June 30, 2018. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended June 30, 2019 and 2018 were 6.8211 RMB to 1.00 USD and 6.5023 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

For the Years Ended June 30, 2018 and 2017

Revenues

We derive revenues by providing integrated IT services and solutions, including: (i) IT consulting services, which primarily includes application development services for banks and institutions in the financial industry, which are billed on a time-and-expense basis, (ii) customized IT solutions services, which primarily includes customized solution development and maintenance service for general enterprises and is billed on a fixed-price basis, and (iii) other revenue from product and third-party software sales.

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

For fiscal 2018 and 2017, most of our time-and-expense contracts were generated by our IT consulting services for clients in the financial industry. In comparison, all of our fixed-price contracts were generated by our customized IT solution business for clients in the financial industry and others.

The following table presents our revenues by our service lines.

	For the Year ended June 30,
	2018		2017
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

IT consulting services	$47,159,651	96.4%	$29,146,470	92.9%	$18,013,181	61.8%
Customized IT solution services	1,634,100	3.3%	1,846,423	5.9%	(212,323)	(11.5)%
Other	144,842	0.3%	369,083	1.2%	(224,241)	(60.8)%
Total	$48,938,593	100.0%	$31,361,976	100.0%	$17,576,617	56.0%

Our total revenues increased by approximately $17.6 million, or 56.0%, to approximately $48.9 million for the fiscal year ended June 30, 2018 from approximately $31.4 million for the fiscal year ended June 30, 2017. The overall growth in our revenues reflected an increase in revenues from our IT consulting services.

For the year ended June 30, 2018, revenue derived from our IT consulting services increased by 61.8% to $47.2 million from $29.1 million in fiscal 2017, primarily reflecting the increasing demands for our IT consulting services from banks and other financial institutions. For fiscal 2018 and 2017, 46.8% and 54.0% of our IT consulting services revenue were from international banks. In fiscal 2018, we strengthened our expertise in the financial industry to leverage our existing industry knowledge and grew our customer base of local Chinese financial institutions.

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

Selling and marketing expenses

Selling and marketing expenses primarily consisted of salary and compensation expenses relating to our sales and marketing personnel, and also included entertainment, travel and transportation, and other expenses relating to our marketing activities.

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

Research and development (“R&D”) expenses

R&D expenses primarily consisted of compensation and benefit expenses relating to our research and development personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses increased by $3.6 million from $4.2 million in fiscal 2017 to $7.8 million in fiscal 2018, representing 16.0% and 13.5% of our total revenues for fiscal 2018 and 2017, respectively. The increased R&D expense in fiscal 2018 is attributable to our launching several research projects related to cloud computing and mobile internet application. We expect to increase our investment in research and development to enhance our industry knowledge, improve our competitiveness and enable us to identify attractive market opportunities for new and enhanced services and solutions.

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

Subsidies and other income, net

Subsidies and other income, net primarily included government subsidies which represented amounts granted by local government authorities as a general incentive for us to promote development of the local technology industry. The Company records government subsidies in subsidies and other income upon received and when there is no further performance obligation. Total government subsidies amounted to $0.9 million and $0.4 million for the years ended June 30, 2018 and 2017, respectively. The increase in government subsidies in fiscal 2018 was because local government was in the process of amending the existing subsidy policy and increased the approvals for government subsidies that are applicable to us. While we expect the continued support of local government to promote the technology industry, we only record government subsidies as subsidies and other income when received due to uncertainties.

Income before income taxes and share of loss in equity investees

Our income before income taxes and share of loss in equity investees was approximately $2.6 million in fiscal 2018, an increase of 23.8% compared with fiscal 2017, mainly due to the expansion of business and increased revenues.

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

Other comprehensive income (loss)

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

Liquidity and Capital Resources

As of June 30, 2019, we had cash and cash equivalents of approximately $6.6 million. Our current assets were approximately $29.7 million, and our current liabilities were approximately $11.3 million. Total shareholders’ equity as of June 30, 2019 was approximately $21.4 million. We believe that we will have sufficient working capital to operate our business for the next 12 months from the issuance date of this report.

Substantially all of our operations are conducted in China and all of our revenue, expenses, cash and cash equivalents are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of June 30, 2019, cash and cash equivalents of approximately $1,891,584, $450,388, $25,444 and $4,233,919 were held by the Company and its subsidiaries in mainland PRC, Singapore, Australia and Hong Kong, respectively. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. The Company plans to fund working capital through its operations, bank borrowings and additional capital contribution from shareholders. Our operating cash flow was positive for the year ended June 30, 2019. We have historically funded our working capital needs primarily from operations, advance payments from customers and loans from shareholders. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our sales contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended June 30,
	2019	2018	2017
Net cash provided by (used in) operating activities	$401,107	$(4,772,610)	$624,344
Net cash used in investing activities	(3,862,360)	(492,672)	(101,218)
Net cash provided by (used in) financing activities	466,782	10,103,240	(832,752)
Effect of exchange rate change	(147,080)	90,360	(153,002)
Net (decrease) increase in cash	(3,141,551)	4,928,318	(462,628)
Cash and cash equivalents at the beginning of the year	9,742,886	4,814,568	5,277,196
Cash and cash equivalents at the end of the year	$6,601,335	$9,742,886	$4,814,568

Operating Activities

Net cash provided by operating activities was approximately $0.4 million in fiscal 2019, including net loss of $3.4 million, adjusted for non-cash items of $7.6 million and negative adjustments for changes in operating assets and liabilities of $3.8 million. The adjustments for changes in operating assets and liabilities mainly included an increase in accounts receivable of $3.1 million in fiscal 2019. During fiscal 2019, our accounts receivable turnover was 99 days, increased from 84 days in fiscal 2018 due to the longer payment approval process of the major customers compared with payment time of fiscal 2018. The adjustments for changes in operating assets and liabilities also included offset with an increase in salaries and benefits payable of $0.6 million due to unpaid employee compensation and benefits, and a decrease in accounts payable and other payables of $0.8 million in fiscal 2019.

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

Investing Activities

Net cash used in investing activities was approximately $3.9 million in fiscal 2019, primarily due to our purchase of office equipment and furniture of $0.5 million, long term investment of $1.1 million, our business acquisition of $0.4 million and short-term investments of $1.8 million in fiscal 2019, to better manage opportunities and capitalize on the growth potential in the human resource related industry. In fiscal 2019, we paid $0.07 million (RMB 462,000) for a 70% of equity interest in Huanyu, and $0.4 million (576,000 Singapore dollars) for an 80% of equity interest in Infogain, respectively. The Company also injected $0.07 million (RMB 500,000) in EMIT and $1.0 million (RMB 7,000,000) in CLPS Lihong, respectively.

Net cash used in investing activities was approximately $0.5 million in fiscal 2018, primarily due to our purchase of office equipment and furniture of $0.2 million, our acquisition of Judge China of $0.1 million (RMB 700,000) and our acquisition of Tianjin Huanyu Qinshang Network Technology Co., Ltd. (“Huanyu”) of $0.15 million (RMB 1,000,000) in fiscal 2018, to better manage opportunities and capitalize on the growth potential in the human resource related industry in China. On September 27, 2017, the Company and a non-controlling interest shareholder of CLPS Beijing incorporated Huanyu. The Company paid $0.15 million (RMB 1,000,000) for a 30% of equity interest in Huanyu in fiscal 2018.

Net cash used in investing activities was approximately $0.1 million in fiscal 2017, primarily due to our acquisition of Judge China in fiscal 2017, to better manage opportunities and capitalize on the growth potential in the human resource related industry in China.

Financing Activities

Net cash provided by financing activities was approximately $0.5 million in fiscal 2019. During the fiscal 2019, we had bank loans of approximately $3.6 million, repaid loans of approximately $3.9 million, and received the over-allotment proceeds of $1.5 million and paid $0.6 million for purchase of non-controlling interests in CLPS Beijing.

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

Capital Expenditures

The Company made capital expenditures of $0.5 million, $0.2 million and $0.06 million for the years ended June 30, 2019, 2018 and 2017, respectively. In these periods, our capital expenditures were mainly used for purchases of office equipment. The Company will continue to make capital expenditures to meet the expected growth of its business.

Impact of Inflation

We do not believe the impact of inflation on our company is material. Our operations are in China and China’s inflation rates have been relatively stable over the last two years: 1.9% in 2018 and 1.6% in 2017.

Contractual Obligations

The Company’s subsidiaries lease office spaces under various operating leases. Operating lease expense amounted to $827,593, $730,705 and $565,328 for the years ended June 30, 2019, 2018 and 2017, respectively. The following table sets forth our contractual obligations and commercial commitments as of June 30, 2019:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	More than 3 Years

Operating lease arrangements	$1,849,387	$1,056,045	$793,342	$-
Short-term loans	2,184,996	2,184,996	-	-
Total	$4,034,383	$3,241,041	$793,342	$-

Subsequent Events

The Company provided a loan of $50,866 (RMB 350,000) with the term of twelve months, a loan of $21,360 (RMB 150,000) with the term of one month and a loan of $21,064 (RMB150,000) with the term of four months to CLPS Lihong on July 8, 2019, August 14, 2019 and September 9, 2019, respectively, with the annual interest rate of 5.655%.

On July 25, 2019, a written resolution of the board was passed and approved for Qiner to acquire a 20% interest in CLPS Hong Kong. The transaction is still in progress.

On July 31, 2019, the Company incorporated CLPS Hangzhou Co., Ltd., to develop the business in related areas.

On September 26, 2019, Qiner acquired an 80% interest in Ridik Pte. Ltd. located in Singapore from Srustijeet Mishra and Routray Sibashis with the final purchase price of $2,305,476 (3,120,000 Singapore dollars), in the form of cash of $1,844,380 (2,496,000 Singapore dollars) and the Company’s common shares valued at $461,096 (624,000 Singapore dollars), respectively. The Company is still in the progress of evaluating the purchase price allocation.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past two years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Revenue recognition

The Company provides a comprehensive range of IT services and solutions, which primarily are on a time-and-expense basis, or fixed-price basis.

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

Revenue is recognized using contract accounting in accordance with Accounting Standards Codification (“ASC”) 605-35-25. The revenue recognition for these contracts varies depending on the terms of the individual contracts, and may be recognized proportionally over the term of the contract. Revenue is recognized as the service is performed using the percentage of completion method of accounting, under which the total value of revenue is recognized on the basis of the percentage that total labor cost to date bears to the total expected labor costs. The Company considers labor time, the input measurement, is the best available indicator of the pattern and timing in which contract obligations are fulfilled. The Company has a long history of providing these services resulting in its ability to reasonably estimate the service hours expected to be incurred and the progress toward completion on each fixed-price customized contract based on the proportion of service hours incurred to date relative to total estimated service hours at completion. Estimated contract costs are based on the budgeted service hours, which are updated based on the progress toward completion on a monthly basis. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. To date, the Company has not incurred a material loss on any contracts.

Differences between the timing of billings and the recognition of revenues are recorded as unbilled receivables which is included in the prepayments, deposits and other assets, net or deferred revenues on the consolidated balance sheets.

Costs incurred in advance of revenue recognition arising from direct and incremental staff costs in respect of services provided under the fixed fee contracts according to the customer’s requirements prior to the delivery of services are recoded as deferred contract costs which is included in the prepayments, deposits and other assets, net, on the consolidated balance sheets. Such deferred contract costs will be recognized upon the recognition of the related revenues.

Revenue includes reimbursements of travel and out-of-pocket expense, with equivalent amounts of expense recorded in cost of revenues.

The Company is subject to value added tax (the “VAT”) that is imposed on and concurrent with the revenues earned for services provided in the PRC. The Company’s applicable value added tax rate is 6%. VAT are recorded as reduction of revenues when incurred.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded in the period when loss is probable. The Company determines the adequacy of a reserve for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Business combination

The Company accounts for all business combinations under the purchase method of accounting in accordance with ASC 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to net assets including separately identifiable assets and liabilities the Company acquired, based on their estimated fair value. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of the cost of the acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable net assets acquired, liabilities assumed and non-controlling interest is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the acquiree’s current business model and industry comparisons. Although the Company believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

Goodwill

Goodwill represents the excess of the consideration over the fair value of the net assets acquired at the date of acquisition. Goodwill is not amortized but rather tested for impairment at least annually at the reporting unit level by applying a fair-value based test in accordance with accounting and disclosure requirements for goodwill and other indefinite-lived intangible assets. This test is performed by management annually or more frequently if the Company believes impairment indicators are present. The Company had only one reporting unit (that also represented the Company’s single operating segment) as of June 30, 2019 and 2018. Goodwill was allocated 100% to the reporting unit as of June 30, 2019 and 2018. The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20, Intangibles — Goodwill and Other. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss in general and administrative expenses.

No impairment loss was provided for the years ended June 30, 2019, 2018 and 2017.

Impairment of long-lived assets

The Company reviews its long-lived assets, other than goodwill including property and equipment and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.  When these events occur, the Company measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition.  If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Company would recognize an impairment loss based on the excess of the carrying value over the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset, when the market prices are not readily available. The adjusted carrying amount of the asset becomes the new cost basis and depreciated over the asset’s remaining useful live. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for the purpose of the impairment testing.

No impairment loss was provided for the years ended June 30, 2019, 2018 and 2017.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, to reduce deferred tax assets to the amount expected to be realized, when it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

The Company accounts for uncertainties in income taxes in accordance with ASC 740. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the consolidated statements of comprehensive income (loss) in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2019, 2018 and 2017. All of the tax returns of the Company’s subsidiaries in China remain subject to examination by the tax authorities for five years from the date of filing through year 2023.

Warrants

The Company issued warrants to certain consultants and underwriters in May 2018 in connection with the closing of the IPO. The warrants carry a term of five years expiring in May 2023 and are exercisable during the five-year period. The warrants are classified as equity contracts and measured at the grant date fair value. Subsequent changes in fair value are not recognized as long as the contract continues to be classified in equity. The Company, with the assistance of an independent third party valuation firm, used the Black-Scholes pricing model to estimate the fair value of warrants. The determination of estimated fair value of warrants on the grant date is mainly affected by the Company’s stock price as well as assumptions regarding a number of subjective variables. These variables include the Company’s expected stock price volatility over the expected term of the awards, a risk-free interest rate and any expected dividends.

Share-based payment

Share awards issued to employees and directors, including employee stock option plans (“ESOPs”) and restricted share units (“RSUs”) are measured at fair value at the grant date. The Company, with the assistance of an independent third-party valuation firm, determined the fair value of the share options granted to employees. The Company uses the binomial lattice model to estimate the fair value of ESOPs, and uses the closing stock price at the grant date to measure the fair value of RSUs. The Company recognizes compensation expenses, net of forfeitures, using the accelerated method over the requisite service periods.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting ESOPs and RSUs’ forfeitures and records share-based compensation expense only for those awards that are expected to vest.

Recent Accounting Pronouncements

The Jumpstart Our Business Startups Act (“JOBS Act”) provides that an emerging growth company (“EGC”) as defined therein can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has adopted the extended transition period.

For detailed discussion on recent accounting pronouncements, please see Note 2 to our consolidated financial statements included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth our executive officers and directors, their ages and the positions held by them, as of the date of this Annual Report:

Name	Age	Position
Xiao Feng Yang	55	Chairman, President and Director
Raymond Ming Hui Lin	54	Chief Executive Officer and Director
Tian van Acken	49	Chief Financial Officer
Li Li	43	Chief Operating Officer
Jin He Shao(1)(4)	51	Independent Director
Kewei Huang	51	Independent Director
Kathryn Amooi(3)	64	Independent Director
Kee Chong Seng(2)	66	Independent Director

(1)	Chair of the Audit Committee.

(2)	Chair of the Compensation Committee.

(3)	Chair of the Nominating Committee.

(4)	Audit Committee Financial Expert.

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

Raymond Ming Hui Lin, is the chief executive officer and director of the Company. Mr. Lin joined CLPS in February 2009 as chief executive officer. From January 2008 to January 2009, Mr. Lin was a business consultant of VanceInfo. After VanceInfo acquired A-IT Software (Shanghai) Co. Ltd., Mr. Lin acted as the general manager of A-IT Software (Shanghai) Co. Ltd. from April 2002 to December 2007. Mr. Lin is an IT outsourcing service veteran with a deep understanding of IT talent acquisition, training, development and service delivery. He has developed and pioneered the first kind of training programs for mainframe and VisionPLUS (a credit card processing solution) in China, which has made CLPS as one of the largest mainframe resource powerhouse and the VisionPLUS project team in Greater China. In 2015, Mr. Lin became the MSE senior advisor in Fudan University, Shanghai, China.

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

Li Li is the chief operating officer of the Company. Mr. Li was appointed as the COO in June 2019. Mr. Li has 20 years of professional and IT experience in the financial and IT industry. From June 2017 to June 2019, Mr. Li served as Director, Head of Business Analysis & Quality Engineering at a major credit card payment processing company in China. From July 2013 to June 2017, Mr. Li served as Executive Manager, Head of Business Solution and Quality Assurance at Commonwealth Bank of Australia China. Mr. Li graduated from Tianjin University, Tianjin China, with a Bachelor’s degree in Computer Science. Mr. Li holds MSE degree from Fu Dan University, Shanghai China.

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

Kee Chong Seng is an independent director of the Company. Mr. Kee spent a career in the information technology industry, most recently as an operation manager at Citibank from 2003 until his full retirement in 2015.

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

B.	Compensation

Executive Compensation

The following table shows the annual compensation paid by us for the years ended June 30, 2019, 2018, and 2017.

Name/principal position	Year	Salary	Equity Compensation	All Other Compensation	Total Paid
Xiao Feng Yang, Chairman and President(1)	2019	$102,827	$—	$—	$102,827
	2018	$76,338	$—	$—	$76,338
	2017	$51,470	$—	$585,402	$636,872

Raymond Ming Hui Lin, CEO and Director(2)	2019	$104,718	—	$—	$104,718
	2018	$57,225	$—	$—	$57,225
	2017	$37,379	$—	$585,402	$622,781

Tian van Acken, CFO(3)	2019	$192,733	$—	$—	$192,733
	2018	$69,758	$—	$—	$69,758
	2017	$—	$—	$—	$—

(1)	Appointed Chairman and President effective as of December 9, 2017. All other compensation amounts represent cash dividend payments in 2016 and 2017.

(2)	Appointed Chief Executive Officer effective as of December 9, 2017. All other compensation amounts represent cash dividend payments in 2016 and 2017.

(3)	Appointed Chief Financial Officer effective as of December 9, 2017.

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

Outstanding Equity Incentive Awards at Fiscal Year-End

We have adopted a 2017 Equity Incentive Plan (the “2017 Plan”). The 2017 Plan is a stock-based compensation plan that provides for discretionary grants of, among others, stock options, stock awards and stock unit awards to key employees and directors of the Company. The purpose of the 2017 Plan is to recognize contributions made to our company and its subsidiaries by such individuals and to provide them with additional incentive to achieve the objectives of our Company. The Company granted an aggregate of 671,469 restricted shares (“RSUs”) to key employees and directors under the 2017 Plan on July 12, 2018. No grants were made in fiscal 2018. The following is a summary of the 2017 Plan and is qualified by the full text of the 2017 Plan.

Administration. The 2017 Plan will be administered by our board of directors, or, once constituted, the Compensation Committee of the board of directors (we refer to body administering the 2017 Plan as the “Committee”).

Number of Shares of Common Shares. The number of common shares that may be issued under the 2017 Plan is 2,210,000. Shares issuable under the 2017 Plan may be authorized but unissued shares or treasury shares. If there is a lapse, forfeiture, expiration, termination or cancellation of any award made under the 2017 Plan for any reason, the shares subject to the award will again be available for issuance. Any shares subject to an award that are delivered to us by a participant, or withheld by us on behalf of a participant, as payment for an award or payment of withholding taxes due in connection with an award will not again be available for issuance, and all such shares will count toward the number of shares issued under the 2017 Plan. The number of common shares issuable under the 2017 Plan is subject to adjustment, in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the company or any similar corporate transaction. In each case, the Committee has the discretion to make adjustments it deems necessary to preserve the intended benefits under the Plan. No award granted under the 2017 Plan may be transferred, except by will, the laws of descent and distribution.

Eligibility. All key employees and directors of the Company are eligible to receive awards under the 2017 Plan.

Awards to Participants. The 2017 Plan provides for discretionary awards of, among others, stock options, stock awards and stock unit awards to participants. Each award made under the Plan will be evidenced by a written award agreement specifying the terms and conditions of the award as determined by the Committee in its sole discretion, consistent with the terms of the 2017 Plan.

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

Stock Awards. The Committee has the discretion to grant stock awards to participants. Shares granted under the 2017 Plan will be effective and exercisable as of the Company’s completion of our initial public offering of its securities and other terms, restrictions and qualifications that may be set forth in the individual grant agreements. Stock awards will consist of common shares granted without any consideration from the participant or shares sold to the participant for appropriate consideration as determined by the Board. The number of shares awarded to each participant, and the restrictions, terms and conditions of the award, will be at the discretion of the Committee. Subject to the restrictions, a participant will be a shareholder with respect to the shares awarded to him or her and will have the rights of a shareholder with respect to the shares, including the right to vote the shares and receive dividends on the shares; provided that dividends otherwise payable on any performance-based stock award will be held by us and will be paid to the holder of the stock award only to the extent the restrictions on such stock award lapse, and the Committee in its discretion can accumulate and hold such amounts payable on any other stock awards until the restrictions on the stock award lapse. The aggregate maximum number of shares that may be used for Stock Awards, Stock Bonus Awards and or Stock Unit Awards that may be granted to any Key Employee in any calendar year is 250,000, or, in the event the award is settled in cash, an amount equal to the fair market value of such number of shares on the date on which the award is settled.

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

Amendment of Award Agreements; Amendment and Termination of the Plan; Term of the Plan. The Committee may amend any award agreement at any time, provided that no amendment may adversely affect the right of any participant under any agreement in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or stock exchange rule. The Board may terminate, suspend or amend the 2017 Plan, in whole or in part, from time to time, without the approval of the shareholders, unless such approval is required by applicable law, regulation or stock exchange rule, and provided that no amendment may adversely affect the right of any participant under any outstanding award in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or rule of any stock exchange on which the shares are listed. Notwithstanding the foregoing, neither the Plan nor any outstanding award agreement can be amended in a way that results in the repricing of a stock option. Repricing is broadly defined to include reducing the exercise price of a stock option or cancelling a stock option in exchange for cash, other stock options with a lower exercise price or other stock awards. No awards may be granted under the 2017 Plan on or after the tenth anniversary of the effective date of the 2017 Plan.

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

We have adopted a 2019 Equity Incentive Plan (the “2019 Plan”). The 2019 Plan is a stock-based compensation plan that provides for discretionary grants of, among others, stock options, stock awards and stock unit awards to key employees and directors of the Company. The purpose of the 2019 Plan is to recognize contributions made to our company and its subsidiaries by such individuals and to provide them with additional incentive to achieve the objectives of our Company. The Company has granted no shares under the 2019 Plan yet. The following is a summary of the 2019 Plan and is qualified by the full text of the 2019 Plan.

Administration. The 2019 Plan will be administered by our board of directors, or, once constituted, the Compensation Committee of the board of directors (we refer to body administering the Plan as the “Committee”).

Number of Shares of Common Shares. The number of common shares that may be issued under the 2019 Plan is 2,200,000. Shares issuable under the 2019 Plan may be authorized but unissued shares or treasury shares. If there is a lapse, forfeiture, expiration, termination or cancellation of any award made under the 2019 Plan for any reason, the shares subject to the award will again be available for issuance. Any shares subject to an award that are delivered to us by a participant, or withheld by us on behalf of a participant, as payment for an award or payment of withholding taxes due in connection with an award will not again be available for issuance, and all such shares will count toward the number of shares issued under the Plan. The number of common shares issuable under the Plan is subject to adjustment, in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the company or any similar corporate transaction. In each case, the Committee has the discretion to make adjustments it deems necessary to preserve the intended benefits under the 2019 Plan. No award granted under the 2019 Plan may be transferred, except by will, the laws of descent and distribution.

Eligibility. Selected employees, directors, and consultants of the Company are eligible to receive awards under the 2019 Plan.

Awards to Participants. The 2019 Plan provides for discretionary awards of, among others, stock options, stock awards, stock unit awards, or SAR to participants. Each award made under the 2019 Plan will be evidenced by a written award agreement specifying the terms and conditions of the award as determined by the Committee in its sole discretion, consistent with the terms of the 2019 Plan.

Stock Options. The Committee has the discretion to grant non-qualified stock options or incentive stock options to participants and to set the terms and conditions applicable to the options, including the type of option, the number of shares subject to the option and the vesting schedule; each option will expire ten years from the date of grant and no dividend equivalents may be paid with respect to stock options. The aggregate maximum number of shares as to which a Key Employee may receive Stock Options and Stock Appreciation Rights in any calendar year is 200,000, except that the aggregate maximum number of shares as to which a Key Employee may receive Stock Options and Stock Appreciation Rights in the calendar year in which such Key Employee begins employment with the Company or its Subsidiaries is 350,000.

Stock Awards. The Committee has the discretion to grant stock awards to participants. Shares granted under the 2019 Plan will be effective upon issuance, and other terms, restrictions and qualifications that may be set forth in the individual grant agreements. Stock awards will consist of common shares granted without any consideration from the participant or shares sold to the participant for appropriate consideration as determined by the Board. The number of shares awarded to each participant, and the restrictions, terms and conditions of the award, will be at the discretion of the Committee. Subject to the restrictions, a participant will be a shareholder with respect to the shares awarded to him or her and will have the rights of a shareholder with respect to the shares, including the right to vote the shares and receive dividends on the shares; provided that dividends otherwise payable on any performance-based stock award will be held by us and will be paid to the holder of the stock award only to the extent the restrictions on such stock award lapse, and the Committee in its discretion can accumulate and hold such amounts payable on any other stock awards until the restrictions on the stock award lapse.

Stock Unit Awards. The Committee has the discretion to grant stock unit awards to participants. Each stock unit award shall entitle the participant to receive, on the date or the occurrence of an event (including the attainment of performance goals), a share or cash equal to the fair market value of a share on the date of such event as provided in the stock unit award agreement. The number of share unit awards awarded to each participant, and the restrictions, terms and conditions of the award, will be at the discretion of the Committee. Unless otherwise set forth in the stock unit agreement, the participant receiving a stock unit award shall have no rights of a shareholder of the Company, including voting or dividends or other distributions rights, with respect to any stock units prior to the date they are settled in Shares.

SARs. The Committee may grant SARs to participants. Upon exercise, an SAR entitles the participant to receive from the Company the number of shares having an aggregate fair market value equal to the excess of the fair market value of one share as of the date on which the SAR is exercised over the exercise price, multiplied by the number of shares with respect to which the SAR is being exercised. The Committee, in its discretion, shall be entitled to cause the Company to elect to settle any part or all of its obligations arising out of the exercise of an SAR by the payment of cash in lieu of all or part of the shares it would otherwise be obligated to deliver in an amount equal to the fair market value of such shares on the date of exercise.

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

Amendment of Award Agreements; Amendment and Termination of the Plan; Term of the Plan. The Committee may amend any award agreement at any time, provided that no amendment may adversely affect the right of any participant under any agreement in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or stock exchange rule. The Board may terminate, suspend or amend the 2019 Plan, in whole or in part, from time to time, without the approval of the shareholders, unless such approval is required by applicable law, regulation or stock exchange rule, and provided that no amendment may adversely affect the right of any participant under any outstanding award in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or rule of any stock exchange on which the shares are listed. Notwithstanding the foregoing, neither the Plan nor any outstanding award agreement can be amended in a way that results in the repricing of a stock option. Repricing is broadly defined to include reducing the exercise price of a stock option or cancelling a stock option in exchange for cash, other stock options with a lower exercise price or other stock awards. No awards may be granted under the 2019 Plan on or after the tenth anniversary of the effective date of the 2019 Plan.

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

There is no formal requirement under the Company’s memorandum and articles of association mandating that we hold an annual meeting of our shareholders. However, notwithstanding the foregoing, we intend to hold such annual meetings to, among other things, elect our directors. We plan to hold our next annual shareholders meeting on the first quarter of 2020.

While it may be deemed a “controlled company” under the NASDAQ Marketplace Rules (specifically, as defined in Rule 5615(c)), the Company does not intend to avail itself of the corporate governance exemptions afforded to a controlled company under the NASDAQ Marketplace Rules. Similarly, the Company intends to comply with all applicable NASDAQ corporate governance requirements irrespective of its “foreign private issuer” status.

Our board plays a significant role in our risk oversight. The board makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the board as he plays key roles in the risk oversight or the Company. As a company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

Our board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Kathryn Amooi, Kewei Huang, Jin He Shao, and Kee Chong Seng are “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

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

Our Audit Committee consists of Kathryn Amooi, Kewei Huang, Jin He Shao, and Kee Chong Seng, with Mr. Shao serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our board has determined that Mr. Shao qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

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

Our Compensation Committee consists of Kathryn Amooi, Kewei Huang, Jin He Shao, and Kee Chong Seng, with Mr. Kee serving as chair of the Compensation Committee. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

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

Our Nominating Committee consists of consists of Kathryn Amooi, Kewei Huang, Jin He Shao, and Kee Chong Seng, with Ms. Amooi serving as chair of the Nominating Committee. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

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

	2017	2018	2019
Number of Employees	1,248	1,655	2,085

E.	Share Ownership

See Item 7 below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

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

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of September 18, 2018 through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. None of the stockholders listed in the table are located in the United States and none of the common shares held by them are located in the United States. Applicable percentage ownership is based on 13,913,201 common shares outstanding as of October 11, 2019. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o CLPS Incorporation, c/o 2nd Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong, Shanghai 201203, People’s Republic of China.

Name of Beneficial Owner	Common Shares	Ownership% (1)

Xiao Feng Yang (2)(7)	5,049,607	36.29%
Raymond Ming Hui Lin (3)(6)(7)	5,073,604	36.47%
Tian van Acken (4)(6)	73,607	*
Jin He Shao (5)(7)	1,000	*
Kewei Huang (5)(7)	1,000	*
Kathryn Amooi (5)(7)	1,000	*

All directors and executive officers as a group (6 persons)	10,199,818	73.31%

Qinrui Ltd. (2)	4,976,000	35.76%
Qinhui Ltd. (3)	4,999,996	35.94%

5% or greater beneficial owners as a group	9,975,996	71.70%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.

(2)	A British Virgin Islands corporation with the mailing address of c/o Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG 1110, British Virgin Islands, with Xiao Feng Yang as its sole shareholder. As such, Mr. Yang is deemed to be the owner of all shares of the Company held by this entity. Also includes the vested portion of the restricted stock granted dated as of July 12, 2018. The total grant of 220,823 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant.

(3)	A British Virgin Islands corporation with the mailing address of c/o Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG 1110, British Virgin Islands, with Raymond Ming Hui Lin as its sole shareholder. As such, Mr. Lin is deemed to be the owner of all shares of the Company held by this entity. Also includes the vested portion of the restricted stock granted dated as of July 12, 2018. The total grant of 220,823 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant.

(4)	Represents vested portion of the restricted stock granted dated as of July 12, 2018. The total grant of 220,823 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant.

(5)	Represents vested portion of the restricted stock granted dated as of July 12, 2018. The total grant of 3,000 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant.

(6)	Executive officer.

(7)	Director.

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

The following is a description of transactions since July 1, 2014, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as at the year-end for the last two completed fiscal years ended June 30, 2019 and 2018, and to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Reorganization agreement with our shareholders

On November 2, 2017, the controlling shareholders transferred their 100% ownership interest in CLPS Shanghai to CLPS QC and Qiner, which are 100% owned by Qinheng and CLPS. On October 31, 2017, the controlling shareholders transferred 100% of their equity interests in Qiner to CLPS. The considerations for these transfers are at a nominal amount.

Other related party transactions:

The balances due to and due from related parties were as follows:

	As of June 30,
	2019	2018
Due from related parties:

Non-controlling interest shareholder of Judge China	$212,736	$131,321
Mr. Raymond Ming Hui Lin, CEO of the Company	17,804	-
Total	$230,540	$131,321
Due to related parties

Non-controlling shareholder of JQ	$-	$45,615
Mr. Raymond Ming Hui Lin, CEO of the Company	-	162,727
Total	$-	$208,342

Due from related parties mainly represents the expenses paid on behalf of non-controlling interest shareholder of Judge China and advances to the Company’s CEO.

Due to related parties mainly represents the unpaid bonus, dividends, wages and other benefit to the Company’s CEO and advances from non-controlling shareholder of JQ.

On June 22, 2018, the Company entered into a revolving credit facility with China Merchants Bank (“CMB Credit Facility”) which permits the Company to borrow up to approximately $1,543,115 (RMB 10,000,000) for the period from July 11, 2018 to July 10, 2019 with an interest rate at 5.655% per annum. The CMB Credit Facility is guaranteed by the CEO, the wife of the CEO, Chairman, and the wife of Chairman of the Company, and Shanghai Small and Medium-sized Enterprises Policy Financing Guarantee Fund Management Centre as joint guarantors. Under the credit facility, the Company borrowed a total of $1,543,115 which was due between August 9, 2019 and January 9, 2020.

During the year ended June 30, 2019, the Company provided several loans with the total amount of $820,982 to CLPS Lihong which were all repaid as of June 30, 2019. The total interest income of the loan is $33,096 for the year ended June 30, 2019.

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

The following table sets forth, for the calendar months indicated and through June 30, 2019, the monthly high and low sale prices for our shares, as reported on NASDAQ Stock Market. The closing price for the Company’s securities on October 11, 2019 was $4.92 per share.

	Shares
	High	Low

Monthly Highs and Lows
June 2019	$6.44	$5.56
July 2019	$5.9589	$5.21
August 2019	$5.44	$4.86
September 2019	$5.35	$4.97

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our shares have been listed on the NASDAQ Stock Market under the symbol CLPS since May 24, 2018 following the completion of our initial public offering.

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

The information required by Item 10.B of Form 20-F is included in the sections titled “Our Business,” “Directors and Executive Officers,” “Related Party Transactions,” and “Underwriting” in our Registration Statement on Form F-1 initially filed with the SEC on March 27, 2018, and subsequently updated (File No.: 333-223956), which section is incorporated herein by reference.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 2.0% in fiscal 2017, appreciated by 2.4% in fiscal 2018 and depreciated by 3.7% in fiscal 2019, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 (“Exchange Act”) Rules 13a-15(e) or 15d-15(e)) as of June 30, 2019 as required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15.

Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that due to the material weakness described below as of June 30, 2019, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. We are in the process of reviewing and, where necessary, modifying controls and procedures throughout the Company.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, management used the framework set forth in the report Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring.

Based on that evaluation, our management concluded that these controls were not effective at June 30, 2019. We did not maintain sufficient controls over financial reporting processes due to the Company’s lack of sufficient financial accounting and reporting personnel with requisite knowledge and experience in the application of the United States generally accepted accounting principles (“U.S. GAAP”) and Securities and Exchange Commission (“SEC”) rules and lack of sufficient controls and procedures that are commensurate with U.S. GAAP and SEC reporting requirements. This deficiency constitutes as a material weakness of our internal control over financial reporting.

Changes in Internal Controls over Financial Reporting

During our preparation of the financial statements for the fiscal year ended June 30, 2018, we identified one material weakness in internal control over financial reporting, which was we lacked the necessary controls and procedures that need to be in place to monitor, capture, report and disclose certain subsequent events. In order to address the matter as it was identified, we immediately designated a “point” person within the Company’s accounting and finance reporting structure to whom all information relating to material transactions after the balance sheet closing date was and continues to be reported to ensure that such information is then properly and timely disclosed in the Company’s consolidated financial statements. We concluded that the material weakness was remediated as of June 30, 2019.

During the year ended June 30, 2019, we identified another material weakness in internal control over financial reporting, which is that the Company lacks sufficient financial accounting and reporting personnel with requisite knowledge and experience in the application of the United States generally accepted accounting principles (“U.S. GAAP”) and Securities and Exchange Commission (“SEC”) rules and lacks sufficient controls and procedures that are commensurate with U.S. GAAP and SEC reporting requirements. In order to address the matter as it was identified, we have planned to take a number measures to strengthen our internal control over financial reporting, including: (i) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iii) developing, communicating and implementing an accounting policy manual for its accounting and financial reporting personnel for recurring transactions and period-end closing processes, and (iv) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of the Company’s consolidated financial statements and related disclosures. Due to the limitation of time from identification of the material weakness to June 30, 2019, we were not able to entirely implement those measures designed to improve our internal control over financial reporting to remediate the material weakness, and hence our management concluded that the material weakness still existed as of June 30, 2019. We expect to complete the measures discussed above by the end of June 30, 2020 and will continue to implement measures to remediate our internal control deficiencies in order to meet the requirements set forth by Section 404 of the Sarbanes Oxley Act.

Other than as described above, there were no changes in our internal control over financial reporting during the year ended June 30, 2019, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services billed by Friedman LLP for the periods indicated:

	June 30, 2019	June 30, 2018	June 30, 2017
	USD’000	USD’000	USD’000
Audit Fees	$240	$170	$152
Audit Related Fees	73	125	25
Tax Fees	-	-	-
All Other Fees	-	-	-
Total Fees	$313	$295	$177

Ernst & Young Hua Ming LLP (“EY”) has been appointed as the successor auditor, effective from December 21, 2018. The appointment of EY as the successor auditor has been approved by the chair of the Audit Committee of the Company’s Board of Directors.

The following table represents the approximate aggregate fees for services billed by Ernst & Young Hua Ming LLP for the period indicated:

June 30, 2019
USD’000
Audit Fees	$323
Audit Related Fees	10
Tax Fees	-
All Other Fees	-
Total Fees	$333

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

On December 21, 2018, Friedman LLP was dismissed as our independent registered public accounting firm (“Friedman”), effective as of the same date. Effective from December 21, 2018, we engaged Ernst & Young Hua Ming LLP as our independent registered public accounting firm. The change of our independent registered public accounting firm was approved by the audit committee of our board on December 10, 2018. The decision was not made due to any disagreements between the Company and Friedman.

The reports of Friedman on the Company’s consolidated financial statements as of June 30, 2018 and for the fiscal years ended June 30, 2018 and 2017, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended June 30, 2018 and 2017 and the subsequent interim period through December 5, 2018, there were no (i) disagreements between us and Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Friedman would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Form 20-F Item 16F (a)(1)(v) other than the material weakness reported in our 2018 annual report on Form 20-F filed with the U.S. Securities and Exchange of Commission on September 25, 2018. Specifically, the material weaknesses identified as of June 30, 2018 were as follows:

The material weakness related to the Company’s lack of controls and procedures in place to monitor, capture, report and disclose subsequent events that occurred after the balance sheet date, specifically relating to certain revolving credit facilities that were put in place by the Company following such date.

We provided Friedman with a copy of the disclosures from the first paragraph to the fourth paragraph under this Item 16F and Friedman agreed with such disclosures.

During each of the years ended June 30, 2018 and 2017 and the subsequent interim period through December 21, 2018, neither we nor anyone on behalf of us has consulted with Ernst & Young Hua Ming LLP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Ernst & Young Hua Ming LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

None.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

CLPS INCORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019, 2018 AND 2017

CLPS INCORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 To the Shareholders and the Board of Directors of CLPS Incorporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of CLPS Incorporation (the “Company”) as of June 30, 2019, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the year ended June 30, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2019, and the results of its operations and its cash flows for the year ended June 30, 2019 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2018.

Shanghai, the People’s Republic of China

October 21, 2019

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

New York, New York

September 25, 2018

CLPS INCORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars (“$”), except for number of shares)

		As of June 30,
	Note	2019	2018
ASSETS
Current assets
Cash and cash equivalents		$6,601,335	$9,742,886
Short-term investments		1,791,697	-
Accounts receivable, net	4	19,263,584	16,267,835
Amounts due from underwriters on the over-allotment	19	-	1,472,592
Escrow receivable	5	200,000	-
Prepayments, deposits and other assets, net	6	1,028,154	1,231,217
Prepaid income tax		630,790	206,361
Amounts due from related parties	13	230,540	131,321
Total Current Assets		29,746,100	29,052,212

Property and equipment, net	7	566,591	333,897
Intangible assets, net	8	427,769	260,059
Goodwill	9	447,790	173,560
Escrow receivable	5	-	200,000
Prepayments, deposits and other assets, net	6	222,507	119,372
Long-term investments	10	914,006	293,714
Deferred tax assets, net	14	338,221	512,097
Total Assets		$32,662,984	$30,944,911

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	11	$2,184,996	$2,553,989
Accounts payable and other current liabilities		196,832	1,454,770
Tax payables	14	915,629	904,850
Deferred subsidies		109,250	125,080
Deferred revenues		124,192	200,836
Salaries and benefits payable	12	7,735,487	7,341,688
Amounts due to related parties	13	-	208,342
Total Current Liabilities		11,266,386	12,789,555

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED BALANCE SHEETS - continued

(Amounts in U.S. dollars (“$”), except for number of shares)

		As of June 30,
	Note	2019	2018
Commitments and Contingencies	15

Shareholders’ Equity
Common share, $0.0001 par value; 100,000,000 shares authorized; 13,913,201 shares issued and outstanding as of June 30, 2019 and 13,590,000 shares issued and outstanding as of June 30, 2018*	19	1,391	1,359
Additional paid-in capital	19	24,276,622	17,285,543
Statutory reserves	19	1,833,802	1,118,467
Accumulated deficits		(4,509,729)	(524,618)
Accumulated other comprehensive loss		(813,650)	(401,677)

Total CLPS Incorporation’s Shareholders’ Equity		20,788,436	17,479,074

Non-controlling Interests		608,162	676,282

Total Shareholders’ Equity		21,396,598	18,155,356

Total Liabilities and Shareholders’ Equity		$32,662,984	$30,944,911

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance (Note 19).

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED statements of COMPREHENSIVE (Loss) INCOME

(Amounts in U.S. dollars (“$”), except for number of shares)

		For the years ended June 30,
	Note	2019	2018	2017

Revenues		$64,932,937	$48,938,593	$31,361,976
Less: Cost of revenues		(41,178,356)	(31,277,255)	(18,669,812)
Gross profit		23,754,581	17,661,338	12,692,164

Operating expenses:
Selling and marketing expenses		2,179,029	2,225,702	1,206,493
Research and development expenses		7,978,883	7,837,873	4,232,788
General and administrative expenses		17,384,393	5,871,622	5,647,790
Total operating expenses		27,542,305	15,935,197	11,087,071
(Loss) income from operations		(3,787,724)	1,726,141	1,605,093
Subsidies and other income, net		779,508	960,784	508,187
Other expenses		(92,429)	(84,155)	(10,469)

(Loss) income before income tax and share of loss in equity investees		(3,100,645)	2,602,770	2,102,811
Provision (benefits) for income taxes	14	186,615	(112,128)	(118,546)
(Loss) income before share of loss in equity investees		(3,287,260)	2,714,898	2,221,357
Share of loss in equity investees, net of tax		(145,329)	-	-
Net (loss) income		(3,432,589)	2,714,898	2,221,357
Less: Net (loss) income attributable to non-controlling interests		(162,813)	280,435	173,912
Net (loss) income attributable to CLPS Incorporation’s shareholders		$(3,269,776)	$2,434,463	$2,047,445

Other comprehensive (loss) income
Foreign currency translation (loss) gain		$(429,348)	$55,793	$(93,177)
Less: foreign currency translation (loss) gain attributable to non-controlling interests		(17,375)	10,200	1,732
Other comprehensive (loss) gain attributable to CLPS Incorporation’s shareholders		$(411,973)	$45,593	$(94,909)

Comprehensive (loss) income attributable to
CLPS Incorporation shareholders		$(3,681,749)	$2,480,056	$1,952,536
Non-controlling interests		(180,188)	290,635	175,644
		$(3,861,937)	$2,770,691	$2,128,180

Basic (loss) earnings per common share*	16	$(0.24)	$0.21	$0.18
Weighted average number of share outstanding – basic		13,843,764	11,517,123	11,290,000
Diluted (loss) earnings per common share*	16	$(0.24)	$0.21	$0.18
Weighted average number of share outstanding – diluted		13,843,764	11,636,367	11,290,000

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance (Note 19).

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2019, 2018 AND 2017

(Amounts in U.S. dollars (“$”), except for number of shares)

							Accumulated
				Additional			Other	Non-
		Common Share		Paid-in	Statutory	Accumulated	Comprehensive	Controlling
	Note	Shares*	Amount*	Capital	Surplus	Deficits	Loss	Interests	Total
Balance at July 1, 2016		11,290,000	$1,129	$7,120,943	$418,722	$(2,984,943)	$(352,361)	$4,034	$4,207,524
Non-controlling shareholders’ contribution		-	-	-	-	-	-	6,438	6,438
Non-controlling interests through an acquisition	3	-	-	-	-	-	-	290,994	290,994
Dividend declared	19	-	-	-	-	(1,321,838)	-	-	(1,321,838)
Net income for the year		-	-	-	-	2,047,445	-	173,912	2,221,357
Appropriation of statutory reserve		-	-	-	261,949	(261,949)	-	-	-
Foreign currency translation adjustments		-	-	-	-	-	(94,909)	1,732	(93,177)
Balance at June 30, 2017		11,290,000	1,129	7,120,943	680,671	(2,521,285)	(447,270)	477,110	5,311,298
Net proceeds from Initial Public Offering (“IPO”), net of issuance costs	19	2,000,000	200	9,549,319	-	-	-	-	9,549,519
Net proceeds from over- allotment, net of issuance costs	19	300,000	30	1,472,562	-	-	-	-	1,472,592
IPO issuance costs		-	-	(362,925)	-	-	-	-	(362,925)
Purchase of subsidiaries’ shares from non-controlling interests	19	-	-	(494,356)	-	-	-	(91,533)	(585,889)
Public offering warrants	17	-	-	612,223	-	-	-	-	612,223
Warrants issued in connection with IPO	17	-	-	(612,223)	-	-	-	-	(612,223)
Non-controlling interests through an acquisition		-	-	-	-	-	-	70	70
Net income for the year		-	-	-	-	2,434,463	-	280,435	2,714,898
Appropriation of statutory reserve		-	-	-	437,796	(437,796)	-	-	-
Foreign currency translation adjustments		-	-	-	-	-	45,593	10,200	55,793
Balance at June 30, 2018		13,590,000	1,359	17,285,543	1,118,467	(524,618)	(401,677)	676,282	18,155,356
Stock-based compensation	17	223,821	22	7,016,089	-	-	-		7,016,111
Exercise of warrants	17	99,380	10	(10)	-	-	-	-	-
Non-controlling interests through an acquisition	3	-	-	-	-	-	-	64,879	64,879
Sale of subsidiaries’ shares to non-controlling interests		-	-	-	-	-	-	47,189	47,189
Net loss for the year		-	-	-	-	(3,269,776)	-	(162,813)	(3,432,589)
Appropriation of statutory reserve	19	-	-	-	715,335	(715,335)	-	-	-
Foreign currency translation adjustments		-	-	-	-	-	(411,973)	(17,375)	(429,348)
Other		-	-	(25,000)	-	-	-	-	(25,000)
Balance at June 30, 2019		13,913,201	$1,391	$24,276,622	$1,833,802	$(4,509,729)	$(813,650)	$608,162	$21,396,598

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance (Note 19).

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the years ended June 30,
	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(3,432,589)	$2,714,898	$2,221,357
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Share-based compensation	7,016,089	-	-
Depreciation and amortization	403,700	206,169	143,626
Deferred tax expenses (benefits)	100,109	(208,051)	(221,114)
Remeasurement loss of the previously held equity interest	19,682	-	-
Share of loss in equity investees, net of tax	145,329	8,684	-
Gain on disposal of subsidiaries	(57,588)	-	-
(Reversal of) provision for doubtful accounts	(70,893)	96,904	86,463
Loss from disposal of property and equipment	9,689	1,957	-
Changes in assets and liabilities:
Accounts receivable	(3,055,040)	(9,753,685)	(2,410,155)
Prepayment, deposits and other assets	(37,026)	(613,277)	(357,761)
Prepaid income tax	(442,498)	(33,225)	(168,825)
Accounts payable and other current liabilities	(842,910)	592,477	52,574
Tax payables	102,408	251,627	219,672
Deferred subsidies	(27,138)	11,945	110,153
Deferred revenue	(69,241)	102,077	48,892
Salaries and benefits payable	639,024	1,848,890	899,462
Net cash provided by (used in) operating activities	401,107	(4,772,610)	624,344

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(499,554)	(231,226)	(62,518)
Payments for business acquisitions	(487,061)	(107,654)	(349,617)
Cash acquired from acquisition	85,999	-	266,856
(Acquisition) disposition of long-term investments	(1,093,274)	(153,792)	44,061
Disposition of subsidiaries	(65,242)	-	-
Purchases of short-term investments	(1,803,228)	-	-
Repayments from a related party	820,982	-	-
Loans provided to a related party	(820,982)	-	-
Net cash used in investing activities	(3,862,360)	(492,672)	(101,218)

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the years ended June 30,
	2019	2018	2017
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	3,641,661	5,659,536	-
Repayments of short-term bank loans	(3,918,427)	(3,060,456)	-
Capital contributions from IPO and over-allotment, net	1,472,592	11,022,111	-
Escrow receivable	-	(200,000)	-
Due from underwriters on the over-allotment	-	(1,472,592)	-
Cash paid for issuance cost of IPO	-	(283,092)	-
Non-controlling interest shareholder’s contribution	-	-	6,438
Purchase of non-controlling interests	(582,440)	-	-
Amounts due from related parties	-	(12,941)	-
Amounts due to related parties	(146,604)	(936,338)	(102,754)
Dividend paid	-	(612,988)	(736,436)
Net cash provided by (used in) financing activities	466,782	10,103,240	(832,752)

Effect of exchange rate changes on cash	(147,080)	90,360	(153,002)

Net (decrease) increase in cash	(3,141,551)	4,928,318	(462,628)
Cash and cash equivalents, at beginning of year	$9,742,886	$4,814,568	$5,277,196

Cash, cash equivalents at the end of the year	$6,601,335	$9,742,886	$4,814,568

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$768,956	$325,609	$335,143
Interest paid	$69,602	$74,754	$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES:
Dividend payable included in amounts due to related parties	$-	$-	$585,402
Payable for business acquisition and purchase of non-controlling interests	$-	$584,040	$128,371
Payable for investment – cost method	$-	$151,539	$-
Capital contribution from non-controlling shareholders	$-	$70	$-
Prepaid for issuance costs of IPO in the previous year	$-	$79,833	$-

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

CLPS Incorporation (“CLPS” or the “Company”), is a company that was established under the laws of the Cayman Islands on May 11, 2017 as a holding company. The Company, through its subsidiaries, designs, builds, and delivers IT services, solutions and product services. The Company customizes its services to specific industries with customer service teams typically based on-site at the customer locations. The Company’s solutions enable its clients to meet the changing demands in an increasingly global, internet-driven, and competitive marketplace. Mr. Xiao Feng Yang, the Company’s Chairman of the Board and President, together with Mr. Raymond Ming Hui Lin, the Company’s Chief Executive Officer (“CEO”) are the controlling shareholders of the Company (the “controlling shareholder”). On June 8, 2018, the Company completed its initial public offering (“IPO”) on the Nasdaq Capital Market (Note 19).

Reorganization

A reorganization of the Company’s legal structure was completed on November 2, 2017. The reorganization involved the incorporation of CLPS, a Cayman Islands holding company; Qinheng Co., Limited (“Qinheng”) and Qiner Co., Limited (“Qiner”), two holding companies established in Hong Kong, and Shanghai Qincheng Information Technology Co., Ltd. (“CLPS QC” or “WOFE”) established in the People’s Republic of China (“PRC”); and the transfer of ChinaLink Professional Service Co., Ltd. (“CLPS Shanghai”) from the controlling shareholders to CLPS QC. After the reorganization, CLPS owns 100% equity interests of the entities mentioned above. On December 7, 2017, the Board of Directors approved an amendment of the article association of CLPS and a nominal share issuance to the existing shareholders. As a result, the existing shareholders own the same percentage of ownership in CLPS as their ownership interests in CLPS Shanghai prior to the reorganization.

CLIVST is a subsidiary of Qinheng. FDT-CL, a former subsidiary of Qinheng ceased operation and deregistered on March 15, 2019. JQ Technology Co., Limited (“JQ”) and JIALIN Technology Limited (“JL”) were subsidiaries of Qiner beginning from October 17, 2017 and were sold in November, 2018. CLPS Dalian Co., Ltd. (“CLPS Dalian”), CLPS Ruicheng Co., Ltd. (“CLPS RC”), CLPS Beijing Hengtong Co., Ltd. (“CLPS Beijing”), CLPS Technology (Singapore) Pte. Ltd. (“CLPS SG”), CLPS Technology (Australia) Pty Ltd. (“CLPS AU”), CLPS Technology (Hong Kong) Co., Limited (“CLPS Hong Kong”), Judge (Shanghai) Co., Ltd (“Judge China”), Judge (Shanghai) Human Resource Co., Ltd (“Judge HR”), CLPS Shenzhen Co., Ltd. (“CLPS Shenzhen”) and CLPS Guangzhou Co., Ltd. (“CLPS Guangzhou”) are all subsidiaries of CLPS Shanghai.

Since the Company and its subsidiaries are controlled by the same group of shareholders before and after the reorganization, the aforementioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the consolidated financial statements.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS - continued

Details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation/ Acquisition	Place of Incorporation	% of Equity Ownership	Principal Activities
Qinheng Co., Limited (“Qinheng”)	Incorporated on June 9, 2017	Hong Kong, China	100%	Holding Company
Qiner Co., Limited (“Qiner”)	Incorporated on April 21, 2017	Hong Kong, China	100%	Holding Company
CLIVST Ltd. (“CLIVST”)	Incorporated on July 25, 2017	British Virgin Islands	100%	Holding Company
Shanghai Qincheng Information Technology Co., Ltd. (“CLPS QC” or “WOFE”)	Incorporated on August 4, 2017	Shanghai, China	100%	Holding Company
ChinaLink Professional Service Co., Ltd. (“CLPS Shanghai”)	Incorporated on August 30, 2005	Shanghai, China	100%	Software development
CLPS Dalian Co., Ltd. (“CLPS Dalian”)	Incorporated on May 25, 2011	Dalian, China	100%	Software development
CLPS Ruicheng Co., Ltd. (“CLPS RC”)	Incorporated on June 26, 2013	Shanghai, China	100%	Software development
CLPS Beijing Hengtong Co., Ltd (“CLPS Beijing”)	Incorporated on March 30, 2015	Beijing, China	100%	Software development
CLPS TECHNOLOGY (SINGAPORE) PTE. LTD. (“CLPS SG”)	Incorporated on August 18, 2015	Singapore	100%	Software development
CLPS TECHNOLOGY (AUSTRALIA) PTY LTD. (“CLPS AU”)	Incorporated on November 10, 2015	Australia	100%	Software development
CLPS Technology (Hong Kong) Co., Limited (“CLPS Hong Kong”)	Incorporated on January 7, 2016	Hong Kong, China	80%	Software development
Judge (Shanghai) Co., Ltd. (“Judge China”)	Acquired on November 9, 2016	Shanghai, China	60%	Software development
Judge (Shanghai) Human Resource Co., Ltd. (“Judge HR”)	Acquired on November 9, 2016	Shanghai, China	42%	Software development
CLPS Shenzhen Co., Ltd. (“CLPS Shenzhen”)	Incorporated on April 7, 2017	Shenzhen, China	94%	Software development
CLPS Guangzhou Co., Ltd. (“CLPS Guangzhou”)	Incorporated on September 27, 2017	Guangzhou, China	100%	Software development
CLPS Technology (US) Ltd. (“CLPS US”)	Incorporated on June 5, 2018	Delaware, USA	100%	Network technology
Infogain Solutions PTE. Ltd. (“Infogain”)	Acquired on August 20, 2018	Singapore	80%	Software development
Tianjin Huanyu Qinshang Network Technology Co., Ltd. (“Huanyu”)	Acquired on May 24, 2019	Tianjin, China	100%	Software development

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with the United States generally accepted accounting principles (“U.S. GAAP”).

The accompanying consolidated financial statements include the financial statements of CLPS and its subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation. Results of subsidiaries and businesses acquired from third parties are consolidated from the date on which control is transferred to the Company.

Use of estimates and assumptions

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, valuation of accounts receivable, prepayments, deposits and other assets, useful lives of property and equipment and intangible assets, goodwill impairment, the impairment of long-lived assets and investments, purchase price allocation for business combination, application of percentage-of-completion method for revenue recognition, provision for accrued expenses and other current liabilities, valuation allowance of deferred tax assets, provision for uncertain tax positions, and valuation for warrants and share-based compensation. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and bank deposits, which are unrestricted as to withdrawal and use. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than twelve months, are classified as short-term investments. Short-term investments represent investments in wealth management products placed with certain financial institutions. The principal amounts of these products are not guaranteed. The Company accounts for short-term investments in accordance with ASC topic 320 (“ASC 320”), Investments – Debt and Equity Securities and classifies these wealth management products as “trading”. Dividend and interest income are included in earnings. Any realized gains or losses on the sale of the short-term investments, are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded in the period when loss is probable. The Company determines the adequacy of a reserve for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Prepayments, deposit and other assets

Prepayment, deposit and other assets primarily consists of advances and deposits to suppliers for purchasing goods or services that have not been received or provided and advances to employees. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. An allowance for doubtful accounts is recorded in the period when loss is probable.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments

The Company holds investments in equity method and cost method investees.

Investee companies over which the Company has the ability to exercise significant influence but does not have a controlling interest and is not the primary beneficiary are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting shares of the investee between 20% and 50%, and other factors, such as representation in the investee’s Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. Under this method of accounting, the Company records its proportionate share of the net earnings or losses of equity method investees and a corresponding increase or decrease to the investment balances. Equity method adjustments include the Company’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Company’s carrying value and its equity in net assets of the investee at the date of investment, impairment, and other adjustments required by the equity method. The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable. An impairment loss on an equity method investment is recognized in the consolidated statements of comprehensive income (loss) when the decline in value is determined to be other-than-temporary.

Investments in entities in which the Company has no control or significant influence and is not the primary beneficiary are accounted for at cost. Cost method investments are recorded at the lower of cost or fair value. If declines in the value of cost method investments are determined to be other-than temporary, a loss is recorded in the current period in the consolidated statements of comprehensive income (loss).

Business combination

The Company accounts for all business combinations under the purchase method of accounting in accordance with ASC 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to net assets including separately identifiable assets and liabilities the Company acquired, based on their estimated fair value. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of the cost of the acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable net assets acquired, liabilities assumed and non-controlling interest is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the acquiree’s current business model and industry comparisons. Although the Company believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Non-controlling interests

The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Company are presented on the face of the consolidated statement of comprehensive income (loss) as an allocation of the total income or loss for the year between non-controlling interest holders and the shareholders of the Company.

Property and equipment, net

Property and equipment, net, are stated at cost less accumulated depreciation. The straight-line method is used to compute depreciation and amortization over the estimated useful lives of the assets, as follows:

Useful life
Leasehold improvements	The shorter of lease terms or the estimated useful lives
Automobiles	5 years
Equipment and office furniture	3-5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is charged to the statement of comprehensive income (loss).

Intangible assets

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion, and are measured at fair value upon acquisition.

Amortization is computed using the straight-line method over the following estimated useful lives:

Useful life
Customer contracts	3 – 10 years

The Company does not have any indefinite-lived intangibles other than goodwill.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill

Goodwill represents the excess of the consideration over the fair value of the net assets acquired at the date of acquisition. Goodwill is not amortized but rather tested for impairment at least annually at the reporting unit level by applying a fair-value based test in accordance with accounting and disclosure requirements for goodwill and other indefinite-lived intangible assets. This test is performed by management annually or more frequently if the Company believes impairment indicators are present. The Company had only one reporting unit (that also represented the Company’s single operating segment) as of June 30, 2019 and 2018. Goodwill was allocated 100% to the reporting unit as of June 30, 2019 and 2018. The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20, Intangibles - Goodwill and Other. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss in general and administrative expenses.

No impairment loss was provided for the years ended June 30, 2019, 2018 and 2017.

Impairment of long-lived assets

The Company reviews its long-lived assets, other than goodwill, including property and equipment and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Company would recognize an impairment loss based on the excess of the carrying value over the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset, when the market prices are not readily available. The adjusted carrying amount of the asset becomes the new cost basis and depreciated over the asset’s remaining useful live. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for the purpose of the impairment testing.

No impairment loss was provided for the years ended June 30, 2019, 2018 and 2017.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

The Company provides a comprehensive range of IT services and solutions, which primarily are on a time-and-expense basis, or fixed-price basis.

Revenue is considered realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectability is reasonably assured.

Time-and-expense basis contracts

Revenues from time-and-expense basis contracts are recognized as the related services are rendered assuming all other basic revenue recognition criteria are met. Under time-and-expense basis contracts, the Company is reimbursed for actual hours incurred at pre-agreed negotiated hourly billing rates. Clients may terminate the contracts at any time before the work is completed but are obligated to pay the actual service hours incurred through the termination date at the contract billing rates.

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition (continued)

Revenue is recognized using contract accounting in accordance with Accounting Standards Codification (“ASC”) 605-35-25. The revenue recognition for these contracts varies depending on the terms of the individual contracts, and may be recognized proportionally over the term of the contract. Revenue is recognized as the service is performed using the percentage of completion method of accounting, under which the total value of revenue is recognized on the basis of the percentage that total labor cost to date bears to the total expected labor costs. The Company considers labor time, the input measurement, is the best available indicator of the pattern and timing in which contract obligations are fulfilled. The Company has a long history of providing these services resulting in its ability to reasonably estimate the service hours expected to be incurred and the progress toward completion on each fixed-price customized contract based on the proportion of service hours incurred to date relative to total estimated service hours at completion. Estimated contract costs are based on the budgeted service hours, which are updated based on the progress toward completion on a monthly basis. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. To date, the Company has not incurred a material loss on any contracts.

Differences between the timing of billings and the recognition of revenues are recorded as unbilled receivables which is included in the prepayments, deposits and other assets, net, or deferred revenues on the consolidated balance sheets.

Costs incurred in advance of revenue recognition arising from direct and incremental staff costs in respect of services provided under the fixed fee contracts according to the customer’s requirements prior to the delivery of services are recoded as deferred contract costs which is included in the prepayments, deposits and other assets, net, on the consolidated balance sheets. Such deferred contract costs will be recognized upon the recognition of the related revenues.

Revenue includes reimbursements of travel and out-of-pocket expense, with equivalent amounts of expense recorded in cost of revenues.

The Company is subject to value added tax (the “VAT”) that is imposed on and concurrent with the revenues earned for services provided in the PRC. The Company’s applicable value added tax rate is 6%. VAT are recorded as reduction of revenues when incurred.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Cost of revenues

Cost of revenues mainly consisted of compensation expenses for the Company’s IT professionals, travel expenses and material costs.

Research and development expenses

Research and development expenses incurred in the development of new software modules and products in conjunction with anticipated customer projects.  Technological feasibility for the Company’s software products is reached before the products are released for sale.  To date, expenditures incurred after technological feasibility was established and prior to completion of software development have not been material, and accordingly, the Company has expensed all costs when incurred.

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

Advertising expenditures

Advertising expenditures are expensed as incurred and such expenses were minimal for all the periods presented.  Advertising expenditures have been included as part of selling and marketing expenses.

Operating leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. The Company records the total expenses on a straight-line basis over the lease term.

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount is expensed as incurred.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized, when it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

The Company accounts for uncertainties in income taxes in accordance with ASC 740. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the consolidated statements of comprehensive income (loss) in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2019, 2018 and 2017. All of the tax returns of the Company’s subsidiaries in China remain subject to examination by the tax authorities for five years from the date of filing through year 2023.

Warrants

The Company issued warrants to certain consultants and underwriters in May 2018 in connection with the closing of the IPO. The warrants carry a term of five years expiring in May 2023 and are exercisable during the five-year period. The warrants are classified as equity contracts and measured at the grant date fair value. Subsequent changes in fair value are not recognized as long as the contract continues to be classified in equity. The Company, with the assistance of an independent third party valuation firm, used the Black-Scholes pricing model to estimate the fair value of warrants. The determination of estimated fair value of warrants on the grant date is mainly affected by the Company’s stock price as well as assumptions regarding a number of subjective variables. These variables include the Company’s expected stock price volatility over the expected term of the awards, a risk-free interest rate and any expected dividends.

Share-based payment

Share awards issued to employees and directors, including employee stock option plans (“ESOPs”) and restricted share units (“RSUs”) are measured at fair value at the grant date. The Company, with the assistance of an independent third party valuation firm, determined the fair value of the share options granted to employees. The Company uses the binomial lattice model to estimate the fair value of ESOPs, and uses the closing stock price at the grant date to measure the fair value of RSUs. The Company recognizes compensation expenses, net of forfeitures, using the accelerated method over the requisite service periods.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting ESOPs and RSUs’ forfeitures and records share-based compensation expense only for those awards that are expected to vest.

Earnings (loss) per share

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted average number of common shares and potential common shares outstanding during the period, which may include RSUs, options and warrants. The computation of diluted earnings (loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts) on earnings (loss) per share.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency

The functional currency of the Company is US$. The functional currencies of the Company’s subsidiaries are the local currency of the country in which the subsidiary operates, which is determined based on ASC topic 830 (“ASC 830”), Foreign Currency Matters.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet dates. Non-monetary items that are measured in terms of historical costs in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive income (loss).

The Company’s financial statements are reported using US$. The financial statements of the Company’s subsidiaries whose functional currencies are not US$ are translated from the functional currency to the reporting currency. Assets and liabilities are translated at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as accumulated comprehensive income (loss) and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of comprehensive income (loss).

Fair value of financial instruments

The Company applies ASC 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Includes other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value of financial instruments (continued)

Financial instruments of the Company primarily consist of cash and cash equivalents, short-term investments, accounts receivable, amounts due from underwriters on the over-allotment, escrow receivable, amounts due from related parties, cost method investments, accounts payable and other current liabilities, short-term bank loans, and amounts due to related parties. The carrying amounts of these financial instruments, except for cost method investments approximate their fair values because of their generally short maturities.

The fair value of the Company’s trading debt securities is measured using the income approach, based on quoted market interest rates of similar instruments and other significant inputs derived from or corroborated by observable market data. The Company did not disclose the fair value of its cost method investments since the fair value cannot be determined without undue cost and effort.

	Fair Value Measurements as of June 30, 2019
	Quoted Price in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)
Fair value measurements
Recurring
Short-term investments
Trading debt securities	$-	$1,791,697	$-

The Company had no financial assets and liabilities measured and recorded at fair value on a non-recurring basis as of June 30, 2019, 2018 and 2017.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the decrease in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive income (loss) of the Company includes foreign currency translation adjustments related to the Company’s subsidiaries whose functional currency is not US$.

Statements of cash flows

In accordance with ASC 230, Statement of Cash Flows, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Concentrations and risks

-     Foreign currency risk

A majority of the Company’s expense transactions are denominated in Renminbi (“RMB”) and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The functional currency for the Company’s PRC subsidiaries is the RMB, and the financial statements are presented in U.S. dollars. The RMB depreciated by 2.0% in fiscal 2017, appreciated by 2.4% in fiscal 2018 and depreciated by 3.8% in fiscal 2019, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, majority of the Company’s assets, liabilities, revenues and costs are denominated in RMB.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Concentrations and risks (continued)

- Foreign currency risk (continued)

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

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, account receivables, amounts due from underwriters on the over-allotment, escrow receivable, note receivables, amounts due from related parties and cost method investments. As of June 30, 2019 and 2018, $1,891,584 and $4,012,088 of the Company’s cash and cash equivalents was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. As of June 30, 2018, the Company had $81,644, $4,005, $5,568,360 and $76,789 of cash and cash equivalents on deposit at financial institutions in Singapore, Australia, Hong Kong and Taiwan, respectively. As of June 30, 2019, the Company had $450,388, $25,444 and $4,233,919 of cash and cash equivalents on deposit at financial institutions in Singapore, Australia and Hong Kong, respectively. The Company continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

The Company conducts credit evaluations on its customers and generally does not require collateral or other security from such customers. The Company periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

-     Significant customers

For the years ended June 30, 2019, 2018 and 2017, one customer with its affiliates accounted for 25.7%, 30.8% and 38.6% of the Company’s total revenues, respectively. For the years ended June 30, 2019 and 2018, one customer and its affiliates accounted for 30.0% and 35.9% of the Company’s total accounts receivable balance, respectively.

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements

The Jumpstart Our Business Startups Act (“JOBS Act”) provides that an emerging growth company (“EGC”) as defined therein can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has adopted the extended transition period.

In May 2014, the Financial Accounting Standard Board, or FASB, issued Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. GAAP. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: Step 1: Identify the contract(s) with a customer. Step 2: Identify the performance obligations in the contract. Step 3: Determine the transaction price. Step 4: Allocate the transaction price to the performance obligations in the contract. Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company will adopt the new revenue standards using the modified retrospective approach, effective July 1, 2019. The cumulative effect of initially applying the new revenue standards will be recognized on the day of initial application and prior periods will not be retrospectively adjusted. Management’s preliminary assessment identified an area impacted by the new revenue standards as follows: Revenues from the solution development service in the fixed-price customized solution contracts will be recognized at a point of time when the performance obligations are satisfied upon the completion of services due to the Company’s lack of enforceable rights to payments before service acceptance. This is changed from using contract accounting under the current revenue standard. The Company is in the process of finalizing its adoption assessment including the quantification of the adoption impact on July 1, 2019. The Company is also in the process of implementing the appropriate changes to its business processes and controls to support recognition and disclosures under the new revenue standards.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10), or ASU 2016-01, which requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). This ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this ASU eliminate the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. ASU 2016-02 is effective for the Company’s annual reporting period ending June 30, 2020 and interim periods during the year ending June 30, 2021. The Company does not plan to early adopt the standard. An entity should apply the amendments by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The amendments related to equity securities without readily determinable fair values (including disclosure requirements) should be applied prospectively to equity investments that exist as of the date of adoption of the ASU. For equity investments without readily determinable fair values, the Company will elect to use the measurement alternative defined as cost, less impairment, adjusted by observable price change. The Company anticipates that the adoption of ASU 2016-01 may increase the volatility of its other income (expense), as a result of the remeasurement of its equity investments upon the occurrence of observable price change. Management expects that the cumulative catch-up adjustment upon adoption of ASU 2016-01 will not be material.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements (continued)

In February 2016, the FASB issued ASU No. 2016-02, Leases, or ASU 2016-02, which modifies lease accounting for lessees to increase transparency and comparability by recording lease assets and liabilities for operating leases and disclosing key information about leasing arrangements. In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, or ASU 2018-10, to supersede ASU 2016-02. In addition, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, that provide entities with an additional (and optional) transition method to adopt the new leases standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new leases standard will continue to be in accordance with current GAAP (Topic ASC 840, Leases). ASU 2016-02 is effective for the Company’s annual reporting period ending June 30, 2021 and interim periods during the year ending June 30, 2022. The Company does not plan to early adopt the new lease standards and the Company expects that applying the ASU 2016-02 would materially increase its assets and liabilities due to the recognition of right-of-use assets and lease liabilities on its consolidated balance sheets, with an immaterial impact on its consolidated statements of comprehensive loss and cash flows.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company's portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. The amendments in this ASU are effective for the Company’s annual reporting period ending June 30, 2022 and interim periods during the year ending June 30, 2022. Early adoption is permitted. The Company is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU applies to all entities, including both business entities and not-for-profit entities that are required to present a statement of cash flows under Topic 230. This ASU addresses diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 is effective for the Company’s annual reporting period ending June 30, 2020 and interim periods during the year ending June 30, 2021. The Company did not early adopt this ASU. The adoption of ASU 2016-15 will modify the Company’s current disclosures and classifications within the consolidated statements of cash flows but they are not expected to have a material effect on the Company’s consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. Topic 740, Income Taxes, prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. In addition, interpretations of this guidance have developed in practice for transfers of certain intangible and tangible assets. This prohibition on recognition is an exception to the principle of comprehensive recognition of current and deferred income taxes in U.S. GAAP. To more faithfully represent the economics of intra-entity asset transfers, the amendments in this ASU require that entities recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The amendments in this ASU do not change U.S. GAAP for the pre-tax effects of an intra-entity asset transfer under Topic 810, Consolidation, or for an intra-entity transfer of inventory. ASU 2016-16 is effective for the Company’s annual reporting period ending June 30, 2020 and interim periods during the year ending June 30, 2021. The Company does not expect the adoption will have material impact on the consolidation financial statements.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements (continued)

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. ASU 2017-01 is effective for the Company’s annual reporting period ending June 30, 2020 and interim periods during the year ending June 30, 2021. The Company did not early adopt this ASU. The Company does not expect the adoption will have material impact on the consolidation financial statement.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The guidance begins to take effect for impairment tests performed during the fiscal year ending June 30, 2022. Earlier application is permitted. The guidance should be applied on a prospective basis. The Company is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

In February 2017, the FASB issued ASU 2017-05 (“ASU 2017-05”), Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets. ASU 2017-05 defines an in-substance nonfinancial asset and clarifies guidance related to partial sales of nonfinancial assets. ASU 2017-05 is effective for the Company’s annual reporting period ending June 30, 2020 and interim periods during the year ending June 30, 2021. The Company does not plan to early adopt the standard. The Company does not expect the adoption will have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. Under the new guidance, disclosure requirements on the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels and the valuation processes for Level 3 fair value measurements are being removed; and for investments in certain entities that calculate net asset value, an entity is required to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly. In addition, new disclosure requirements are added on the changes in unrealized gains and losses for the period included in other comprehensive loss for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, for certain unobservable inputs. An entity may disclose other quantitative information (such as the median or arithmetic average) in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements. The guidance is effective for the Company beginning July 1, 2020. Earlier application is permitted. The Company is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of comprehensive income (loss) and statements of cash flows.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 3 – BUSINESS ACQUISITION

Acquisition of Judge China

On November 9, 2016, CLPS Shanghai acquired 60% of Judge China and its 70% owned subsidiary Judge HR from Judge Company Asia Limited (“Judge Asia”) with the final purchase price of $480,061 (RMB 3.25 million). The Company funded the acquisition with cash consideration of $454,388 (RMB 3.05 million) and a payable to Judge Asia of $128,928 (RMB 0.9 million), of which $103,255 (RMB 0.7 million) was subsequently offset with the Company’s receivables from Judge Asia.

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

Amounts
Cash acquired	$268,014
Accounts receivable, net	325,888
Prepayments, deposits and other assets, net	67,570
Property and equipment, net	1,875
Intangible assets, net	339,883
Salaries and benefits payable	(86,483)
Tax payables	(16,147)
Accounts payable and other current liabilities	(259,361)
Deferred tax liabilities	(65,264)
Non-controlling interests	(290,994)
Goodwill	195,080
Total consideration	$480,061

The intangible assets include customer contracts of $339,883, which were acquired by Judge China in 2013 with an estimated useful life of 10 years. The goodwill is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprises (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

Pro forma financial information of Judge China is not presented as the effects of the acquisition on the Company’s consolidated financial statements were not material.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 3 – BUSINESS ACQUISITION - continued

Acquisition of Huanyu

On September 27, 2017, the Company made an investment of $0.15 million (RMB 1,000,000) for a 30% of equity interest in Huanyu which was accounted for as an equity method investment (Note 10).

On May 24, 2019, the Company purchased the remaining 70% equity interest of Huanyu for $0.07 million (RMB 462,000) and became the sole shareholder of Huanyu.

The transaction was accounted for as a business combination using the purchase method of accounting. As the business combination was achieved in stages, the Company remeasured its previously held 30% of equity interest in Huanyu at its acquisition date fair value of $152,312. A loss of $19,682 was recognized in subsidies and other income net in relation to the remeasurement. The valuation considered a discount for lack of control premium and lack of marketability applied to the fair value of the acquired business of Huanyu, which was determined using the income approach.

The purchase price allocation of the transaction was determined by the Company with the assistance of an independent appraisal firm based on the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date. The purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition was as follows:

Amounts
Cash acquired	$79,156
Accounts receivable, net	87,674
Prepayments, deposits and other assets, net	7,707
Accounts payable and other current liabilities	(5,310)
Goodwill	50,045
Previous held equity interests	152,312
Cash consideration	66,960
Total consideration	$219,272

The goodwill is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The goodwill is not tax deductible. No intangible assets were identified from the acquisition.

Pro forma financial information of Huanyu is not presented as the effects of the acquisition on the Company’s consolidated financial statements were not material.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 3 – BUSINESS ACQUISITION - continued

Acquisition of Infogain

On August 20, 2018, CLPS SG acquired an 80% equity interest in Infogain located in Singapore from Sharma Devendra Prasad and Deepak Malhotra with the final purchase price of $0.4 million (or approximately 576,000 Singapore dollars).

The transaction was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction was determined by the Company with the assistance of an independent appraisal firm based on the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date. The most significant variables in the valuation are discount rate, terminal value, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition was as follows:

Amounts
Cash acquired	$6,843
Accounts receivable, net	458,943
Prepayments, deposits and other assets, net	14,454
Property and equipment, net	1,190
Intangible assets, net	337,685
Accounts payable and other current liabilities	(504,235)
Deferred tax liabilities	(57,406)
Non-controlling interests	(64,879)
Goodwill	227,506
Total consideration	$420,101

Identifiable intangible assets acquired include customer contracts, which were valued using an income approach and determined to carry estimated remaining useful lives of approximately three years.

The goodwill recognized represents the expected synergies and is not tax deductible.

Pro forma financial information of Infogain is not presented as the effects of the acquisition on the Company’s consolidated financial statements were not material.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of June 30,
	2019	2018
Trade accounts receivable	$19,345,329	$16,419,182
Less: allowance for doubtful accounts	(81,745)	(151,347)
Accounts receivable, net	$19,263,584	$16,267,835

The movement of the allowance for doubtful accounts is as follows:

	As of June 30,
	2019	2018
Balance at the beginning of the year	$151,347	$109,117
(Reversal of) Provision for doubtful accounts	(65,076)	134,021
Write off of doubtful accounts	-	(93,767)
Foreign currency translation adjustments	(4,526)	1,976
Balance at the end of the year	$81,745	$151,347

NOTE 5 – ESCROW RECEIVABLE

As of June 30, 2019 and 2018, the Company placed $200,000 in an escrow account in connection with the Company’s indemnification as part of its IPO raise. The escrow shall remain in place for a period of 18 months until November 2019.

NOTE 6 – PREPAYMENTS, DEPOSITS AND OTHER ASSETS, NET

Prepayments, deposits and other assets, net consisted of the following:

	As of June 30,
	2019	2018
Advances and deposits to suppliers	$596,437	$178,224
Prepaid expenses	280,290	29,484
Advances to employees	164,910	567,934
Unbilled receivables	148,329	-
Note receivables	60,842	114,979
Deferred contract costs	-	466,117
Less: allowance for doubtful accounts	(147)	(6,149)
	1,250,661	1,350,589
Less: Long term portion	(222,507)	(119,372)
Prepayments, deposits and other assets – current portion	$1,028,154	$1,231,217

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 6 – PREPAYMENTS, DEPOSITS AND OTHER ASSETS, NET - continued

The movement of the allowance for doubtful accounts is as follows:

	As of June 30,
	2019	2018
Balance at the beginning of the year	$6,149	$41,602
Provision for doubtful accounts	(5,817)	(37,117)
Foreign currency translation adjustment	(185)	1,664
Balance at the end of the year	$147	$6,149

NOTE 7 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of June 30,
	2019	2018
Equipment	$590,771	$523,553
Office Furniture	126,279	106,576
Automobiles	80,486	83,502
Leasehold improvements	416,724	77,678
Total	1,214,260	791,309
Less: accumulated depreciation and amortization	(647,669)	(457,412)
Property and equipment, net	$566,591	$333,897

Depreciation expense was $239,349, $152,342 and $109,356 for the years ended June 30, 2019, 2018 and 2017, respectively. No impairment loss was recognized for the years ended June 30, 2019, 2018 and 2017.

NOTE 8 – INTANGIBLE ASSETS, NET

As of June 30, 2019, intangible assets, net consisted of customer contracts of Judge China and Infogain with an estimated useful life of 10 and 3 years, respectively (Note 3).

	As of June 30,
	2019	2018
Customer contracts	$677,767	$348,214
Less: accumulated amortization	(249,998)	(88,155)
Intangible assets, net	$427,769	$260,059

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 8 – INTANGIBLE ASSETS, NET - continued

The movement of intangible assets is as follow:

For the year ended June 30, 2019
Balance as of July 1, 2018	$260,059
Addition	337,685
Amortization	(164,351)
Foreign currency translation adjustment	(5,624)
Balance as of June 30, 2019	$427,769

The amortization expense was $164,351, $53,827 and $34,270 for the years ended June 30, 2019, 2018 and 2017. Estimated future amortization expense is as follows:

Year ending June 30,	Amortization expense
2020	$165,025
2021	165,025
2022	50,983
2023	46,736
Total	$427,769

No impairment loss was recognized for the years ended June 30, 2019, 2018 and 2017.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 9 – GOODWILL

The changes in the carrying amount of goodwill for the year ended June 30, 2019 were as follows:

For the year ended June 30, 2019
Balance as of July 1, 2017	$195,080
Reverse of goodwill arising from acquisition of Judge China *	(26,302)
Foreign currency translation adjustment	4,782
Balance as of June 30, 2018	173,560
Goodwill arising from acquisition of Infogain (Note 3)	227,506
Goodwill arising from acquisition of Huanyu (Note 3)	50,045
Foreign currency translation adjustment	(3,321)
Balance as of June 30, 2019	$447,790

* The consideration of Judge China was reduced by $26,302 due to provision made on the receivable from Judge Asia as of June 30, 2018.

The Company has only one reporting unit. For the years ended June 30, 2019, 2018 and 2017, the Company performed a qualitative assessment of the goodwill for the reporting unit based on the requirements of ASC 350-20. The Company evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not that the fair value of the reporting unit was less than its carrying amount. Therefore, further impairment testing on goodwill was unnecessary as of June 30, 2019, 2018 and 2017, respectively.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 10 – LONG TERM INVESTMENTS

	As of June 30,
	2019	2018
Cost method investment
CLPS Lihong Financial Information Services Co., Ltd. (“CLPS Lihong”, formerly Lihong Financial Information Services Co., Ltd.)	$-	151,124

Equity method investments
Huanyu	-	142,590
CLPS Lihong	844,643	-
Economic Modeling Information Technology Co., Ltd. (“EMIT”)	69,363	-
Total	$914,006	$293,714

Equity Method investments

a)	Investment in Huanyu

On September 27, 2017, the Company and a non-controlling interest shareholder of CLPS Beijing incorporated Huanyu. The Company made an investment of $0.15 million (RMB 1,000,000) for a 30% equity interest in Huanyu. The Company accounted the investment in Huanyu as an equity method investment due to its significant influence over the entity. On May 24, 2019, the Company purchased the remaining 70% equity interest of Huanyu for consideration of $0.07 million (RMB 462,000) and became the sole shareholder of Huanyu (Note 3). For the period from July 1, 2018 to the acquisition date of May 24, 2019 and for the year ended June 30, 2018, 30% of Huanyu’s results of operations was income of $35,049 (RMB 239,073) and loss of $8,684 (RMB56,461), respectively.

b)	Investment in CLPS Lihong

On March 1, 2019, the Company purchased approximately 37% equity interest in CLPS Lihong at a cash consideration of $0.15 (RMB 1). In May 2019, the Company made capital contribution to CLPS Lihong of $1.01 million (RMB 7 million). The Company accounts for the investment in CLPS Lihong as an equity method investment due to its significant influence over the entity. For the year ended June 30, 2019, the Company’s share of CLPS Lihong’s results of operations was loss of $176,148 (RMB 1,201,523).

c)	Investment in EMIT

On April 3, 2019, Qiner purchased a 30% equity interest of EMIT at nil consideration. In June, 2019, the Company made capital contribution to EMIT of $0.07 million (RMB 0.5 million). The Company accounts for the investment in EMIT as an equity method investment due to its significant influence over the entity. For the year ended June 30, 2019, the Company’s share of EMIT’s results of operations was loss of $4,230 (RMB 28,853).

Selected financial information of the equity method investees are not presented as the effects were not material.

There were no impairment indicators for the investments and no impairment losses were recognized for the years ended June 30, 2019 and 2018.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 11 – SHORT-TERM LOANS

Outstanding balances of short-term bank loans consisted of the following:

	As of June 30,
	2019	2018

Loan from Bank of Communication	$728,332	$740,506
Loans from China Merchants Bank	1,456,664	1,813,483
	$2,184,996	$2,553,989

Short-term bank loans consisted of several bank loans denominated in RMB.

On January 3, 2018, the Company entered into a credit facility with China Merchants Bank which permits the Company to borrow up to $1,111,712 (RMB 7,000,000). The Company borrowed $1,111,712 (RMB 7,000,000) with an interest rate at 5.655% per annum on February 9, 2018 and repaid the loan on July 2, 2018.

On June 22, 2018, the Company entered into a revolving credit facility with China Merchants Bank (“CMB Credit Facility”) which permits the Company to borrow up to approximately $1,543,115 (RMB 10,000,000) for the period from July 11, 2018 to July 10, 2019 with an interest rate at 5.655% per annum. The CMB Credit Facility is guaranteed by the CEO, the wife of the CEO, Chairman, and the wife of Chairman of the Company, and Shanghai Small and Medium-sized Enterprises Policy Financing Guarantee Fund Management Centre as joint guarantors. Under the credit facility, the Company borrowed a total of $1,543,115 which was due between August 9, 2019 and January 9, 2020.

Interest expense was $96,278, $82,507 and nil for the years ended June 30, 2019, 2018 and 2017, respectively. The effective weighted average interest rate was 5.231% and 5.845% for the years ended June 30, 2019 and 2018, respectively. There were no borrowings in fiscal 2017.

NOTE 12 – SALARIES AND BENEFITS PAYABLE

Full time employees of the Company located in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company accrued for these benefits based on certain percentages of the employees’ salaries. Salaries and benefits payable included $1,856,456 and $3,075,391 accrued employer portion of social benefits payable to local governments as of June 30, 2019 and 2018, respectively.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 13 – RELATED PARTY TRANSACTIONS

The balances due to and due from related parties were as follows:

	As of June 30,
	2019	2018
Due from related parties:
Non-controlling interest shareholder of Judge China	$212,736	$131,321
Mr. Raymond Ming Hui Lin, CEO of the Company	17,804	-
Total	$230,540	$131,321
Due to related parties
Non-controlling shareholder of JQ	-	45,615
Mr. Raymond Ming Hui Lin, CEO of the Company	-	162,727
Total	$-	$208,342

Due from related parties mainly represents the expenses paid on behalf of the non-controlling interest shareholder of Judge China and advances to the Company’s CEO.

Due to the related parties mainly represents the unpaid bonus, dividends, wages and other benefit to the Company’s CEO and advances from non-controlling shareholder of JQ.

The CEO, the wife of the CEO, Chairman, and the wife of Chairman of the Company provided joint guarantee to the revolving credit facility entered by the Company with China Merchants Bank on June 22, 2018. (Note 11)

During the year ended June 30, 2019, the Company provided several loans with the total amount of $820,982 to CLPS Lihong which were all repaid as of June 30, 2019. The total interest income of the loan is $33,096 for the year ended June 30, 2019.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 14 – TAXES

(a)	Corporate Income Taxes (“CIT”)

CLPS was incorporated in the Cayman Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of Cayman Islands.

CLPS Hong Kong was established in Hong Kong and is subject to statutory income tax rate at 16.5%. CLPS SG and Infogain are subject to Singapore income tax at the rate of 17%.  CLPS AU was established in Australia. Australian enterprises are usually subject to a unified 30% enterprise income tax rate while CLPS AU is subject to corporate income tax at 27.5% as a small company in the fiscal 2019, 2018 and 2017. CLPS US is subject to U.S. federal tax rate at 21%.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted if qualified. EIT Law grants a preferential tax rate to High and New Technology Enterprises (“HNTEs”). In accordance with the PRC Income Tax Laws, an enterprise awarded with the “HNTE”s certificate may enjoy a reduced EIT rate of 15%. CLPS Shanghai, the Company’s main operating subsidiary in PRC, was recognized as qualified HNTEs in 2013 and enjoyed a preferential tax rate of 15% from 2013 to 2016, and renewed in 2016 for 2016 to 2018. The impact of the preferential tax treatment noted above decreased income taxes by $217,671, $285,130 and $317,488 for the fiscal 2019, 2018 and 2017, respectively. The benefit of the preferential tax treatment on net income per share (basic and diluted) was $0.02, $0.02 and $0.03 for the years ended June 30, 2019, 2018 and 2017, respectively.

Income (loss) before income taxes

	For the years ended June 30,
	2019	2018	2017
PRC	$6,082,916	$2,863,419	$2,516,211
Non-PRC	(9,183,561)	(260,649)	(413,400)
	$(3,100,645)	$2,602,770	$2,102,811

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended June 30,
	2019	2018	2017
PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of income tax rate difference in other jurisdictions	(70.7)%	(1.8)%	4.8%
Effect of tax rate changes on deferred taxes	3.6%	-	-
Effect of PRC preferential tax rate and tax holidays	7.0%	(11.0)%	(15.1)%
R&D credits	53.4%	(18.3)%	(14.3)%
Tax receivable	5.8%	-	-
Deferred tax	(12.8)%	-	-
Change in valuation allowances	(17.0)%	7.9%	6.3%
Others	(0.3)%	(6.1)%	(12.3)%
Effective tax rate	(6.0)%	(4.3)%	(5.6)%

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 14 – TAXES - continued

(a)	Corporate Income Taxes (“CIT”) (continued)

The provision (benefit) for income tax consists of the following:

	For the years ended June 30,
	2019	2018	2017
Current income tax	$86,506	$95,923	$102,568
Deferred income tax	100,109	(208,051)	(221,114)
Total provision (benefit) for income tax expenses	$186,615	$(112,128)	$(118,546)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of June 30, 2019 and 2018, the Company had net operating loss carry forwards of approximately $4,326,319 and $3,752,850, respectively, from the Company’s PRC subsidiaries, which will expire between 2021 and 2024 if not utilized. As of June 30, 2019, the Company had net operating loss carry forwards of approximately $363,442, $225,919 and $177,964 from its operations in Singapore, Australia and Hong Kong, respectively. The net operating losses in Singapore, Australia and Hong Kong will be carried forward indefinitely.

The significant components of the deferred tax assets are as follows:

	As of June 30,
	2019	2018
Deferred tax assets:
Net operating loss carry forwards	$1,227,940	$915,571
Accrued expenses and other	336,383	450,612
Valuation allowances	(1,186,188)	(658,452)
Total deferred tax assets	378,135	707,731

Deferred tax liabilities:
Intangible assets	(39,914)	-
Unbilled accounts receivables	-	(169,266)
Deferred contract costs	-	(26,368)
Total deferred tax liabilities	(39,914)	(195,634)

Total deferred tax assets, net	$338,221	$512,097

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 14 – TAXES - continued

(a)	Corporate Income Taxes (“CIT”) (continued)

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. As of June 30, 2019 and 2018, valuation allowances were provided against deferred tax assets in entities which were in a three-year cumulative losses position or in a continuous loss position from incorporation.

Pursuant to the PRC EIT Law, 10% withholding tax is levied on dividends declared to foreign investors from the foreign investment enterprises established in PRC. The requirement is effective from 1 January 2008 and applies to earnings after 31 December 2007. At June 30, 2019 and 2018, no deferred tax has been recognized for withholding taxes that would be payable on the unremitted earnings that are subject to withholding taxes of the Company’s subsidiaries established in PRC. In the opinion of the directors of the Company, the Company’s fund will be retained in PRC for the expansion of the Company’s operation, so it is not probable that these subsidiaries will distribute such earnings in the foreseeable future.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. It is possible that the amount of unrecognized benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of June 30, 2019, the Company had unrecognized tax benefits of $128,467, all of which was offset against the deferred tax assets on tax losses carry forward, otherwise would be considered for providing valuation allowance and impacting the effective tax rate; while as of June 30, 2018, the Company did not have any significant unrecognized uncertain tax positions. The Company did not record any interest and penalties related to potential underpaid income tax expenses for the years ended June 30, 2019 and 2018, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

For the year ended June 30, 2019
Balance as of July 1, 2018	$-
Increases — tax positions in the current period	128,467
Balance as of June 30, 2019	$128,467

As of June 30, 2019, the tax years ended December 31, 2014 through December 31, 2018 for the Company’s PRC entities remain open for statutory examination by PRC tax authorities.

(b)	Tax Payables

The Company’s tax payables consists of the following:

	As of June 30,
	2019	2018

VAT tax payable	$282,340	$228,477
Corporate income tax payable	113,083	96,636
Withholding tax payable	133,210	257,942
Disability insurance fund payable	363,149	299,645
Other tax payables	23,847	22,150
Total tax payables	$915,629	$904,850

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 15 – COMMITMENTS AND CONTINGENCIES

The Company’s subsidiaries lease administrative office space under various operating leases. Rental expenses recognized using the straight line basis under operating leases amounted to $827,593, $730,705 and $565,328 for the years ended June 30, 2019, 2018 and 2017, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows:

Twelve months ending June 30,	Lease expense
2020	$1,056,045
2021	664,528
2022	128,814
Total	$1,849,387

Contingencies

From time to time, the Company is subject to legal proceedings, investigations, and claims incidental to the conduct of its business. The Company is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Company’s business, financial position, results of operations or cash flows.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 16 – EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share for the periods indicated:

	For the years ended June 30,
	2019	2018	2017

Basic (loss) earnings per share calculation:
Numerator:
Net (loss) income attributable to common shares	$(3,269,776)	$2,434,463	$2,047,445
Denominator:
Weighted average common shares outstanding	13,843,764	11,517,123	11,290,000
Basic (loss) earnings per share attributable to common shares	$(0.24)	$0.21	$0.18
Diluted earnings (loss) per share calculation:
Numerator:
Net (loss) income attributable to common shares for calculating diluted earnings per share	$(3,269,776)	$2,434,463	$2,047,445
Denominator:
Weighted average common shares outstanding	13,843,764	11,517,123	11,290,000
Weighted average common shares equivalents:
Effects of dilutive securities
Warrants	-	119,244	-
Shares used in computing diluted earnings per share attributable to common shares	13,843,764	11,636,367	11,290,000
Diluted (loss) earnings per share attributable to common shares	$(0.24)	$0.21	$0.18

For the year ended June 30, 2019, warrants, RSUs and options were excluded from the computation of diluted loss per share as the effects were antidilutive.

NOTE 17 – PUBLIC OFFERING WARRANTS

In connection with the closing of the Company’s IPO on May 24, 2018, the Company issued 283,192 warrants to several placement agents of the IPO. Each warrant entitles the warrant holder to purchase the Company’s common shares at $4.20 or $6.3 per share. The warrants carry a term of five years expiring in May 2023 and shall not be exercisable for a period of 180 days from May 23, 2018. During year ended June 30, 2018, no warrants were exercised. During the year ended June 30, 2019, 176,192 warrants were exercised and 99,380 common shares were issued. As of June 30, 2019 and 2018, 107,000 and 283,192 warrants were issued and outstanding, respectively.

The warrants are classified as equity contracts and measured at the grant date fair value. The Company used the Black-Scholes option pricing model to estimate the fair value of warrants. The assumptions used to value the Company’s warrants were as follows:

For the year ended June 30, 2018
Expected term (in years)	2.75
Expected volatility	49.39%
Risk-free interest rate	2.11%

Expected term represents the weighted average period of time that the warrants granted are expected to be outstanding giving consideration to historical exercise patterns. Expected volatilities are based on similar public companies’ volatilities of the similar public companies’ common shares over the respective expected terms of share-based awards. Risk-free interest rate is based on US Treasury zero-coupon issues with maturity terms similar to the expected term on the warrants. The aggregated fair value of the public offering warrants on May 24, 2018 was $612,223.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 18 – SHARE-BASED PAYMENT

a)	The 2017 Stock Incentive Plan (the “2017 Plan”)

In November 2017, the Company’s shareholders and Board of Directors (“Board”) approved the 2017 Plan. The 2017 Plan provides for discretionary grants of, among others, RSU, stock options, stock awards and stock unit awards to key employees and directors of the Company. The purpose of the Plan is to recognize contributions made to the Company by such individuals and to provide them with additional incentive to achieve the objectives of the Company. The Board authorized up to 2,210,000 shares for grants under the terms of the 2017 Plan. The grants under the 2017 Plan generally have a maximum contractual term of ten years from the date of grant. The terms of individual agreements for various grants under the Plan will be determined by the Board (or its Compensation Committee) and may contain both service and performance conditions.

Stock options

On November 20, 2018, the Company granted an aggregate of 306,967 stock options to key employees and senior executives under the 2017 Plan. The stock options are valid for a period of 10 years from the grant date and cliff vest 25% per year in equal annual installments at the end of each anniversary over a four-year period, with the first 25% vesting on November 20, 2019 and the second, third and fourth 25% cliff vest on November 20, 2020, 2021 and 2022, respectively.

The options granted to employees are accounted for as equity awards and measured at their grant date fair value using binomial lattice model. The weighted-average grant-date fair value per share was $3.13 for senior executives and $2.87 for key employees, respectively. The estimated total fair value of stock options granted was $0.9 million at the grant date. The Company recognizes the compensation expenses over the service requisite periods using the accelerated method. Share-based compensation cost of $0.3 million was recognized for the year ended June 30, 2019.

The assumptions used to value the Company’s stock options grants were as follows:

For the years ended June 30, 2019
Expected volatility	47%
Risk-free interest rate	3.06%
Exercise multiples	2.2~2.8
Expected dividend yield	0%
Forfeited rates	5~10%
Fair market value per common share	$5.80

Expected volatilities are based on historical volatilities of the similar public companies’ common shares over the respective expected term of the share-based awards. Risk-free interest rate is based on US Treasury zero-coupon issues with maturity terms similar to the expected term on the share-based awards. The exercise multiples are the share price multiples upon which the employees are likely to exercise share options. Fair market value per common share are the market value of the Company’s stocks on the grant date.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 18 – SHARE-BASED PAYMENT - continued

a)	The 2017 Stock Incentive Plan (the “2017 Plan”) (continued)

Stock options (continued)

The following table sets forth the summary of stock options activities:

	Number of stock options	Weighted Average Exercise Price	Weighted Average Grant-date Fair Value	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value

Outstanding as of July 1, 2018	-
Granted	306,967	$5.25	$3.00
Exercised	-
Forfeited or expired	(12,560)	$5.25	$2.87
Outstanding as of June 30, 2019	294,407	$5.25	$3.01	9.4 years	117,763
Outstanding and exercisable as of June 30, 2019	-				-
Vested and expected to vest as of June 30, 2019	276,447	$5.25	$3.02	9.4 years	110,579

The aggregate intrinsic value in the table above represents the difference between the closing stock price on the last trading day in fiscal 2019 and the options’ respective exercise price. Total intrinsic value of options exercised for the year ended June 30, 2019 was nil.

As of June 30, 2019, there was $0.6 million of unrecognized compensation cost, adjusted for estimated forfeitures based on historical data, related to non-vested stock options granted to the Company’s employees and directors. Total unrecognized compensation cost is expected to be recognized over a period of 3.4 years as of June 30, 2019. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 18 – SHARE-BASED PAYMENT - continued

Restricted Share Units

On July 12, 2018, the Company granted an aggregate of 671,469 restricted share units (“RSUs”) to key employees and directors under the 2017 Plan. RSUs granted to key employees and directors generally vest within two years. RSUs are valid for a period of 10 years from the grant date. RSUs cliff vest in three installments, with the first 33% vesting on the grant date, second 33% and remaining 34% vest at the end of the first and second anniversary, respectively. The weighted-average grant-date fair value per share was $12.22 and the estimated total fair value of the RSUs granted was $8.2 million.

On June 11, 2019, the Company granted 12,000 RSUs to a key employee under the 2017 Plan. The RSUs granted to the employee fully vest in one year after the grant date. The RSUs are valid for a period of 10 years from the grant date. The weighted-average grant-date fair value per share was $5.91 and the estimated total fair value of the RSUs granted was $70,920.

The weighted-average fair value per share is determined as the closing stock price at the grant date.

The Company recognizes the compensation expenses over the service requisite periods using the accelerated method. Share-based compensation cost of $6.7 million was recognized for the year ended June 30, 2019.

The following table sets forth the summary of RSUs activities:

	Number of Shares	Weighted-Average Grant Date Fair Value

Outstanding as of July 1, 2018	-	-
Granted	683,469	$12.11
Vested	(223,821)	$12.22
Outstanding as of June 30, 2019	459,648	$12.06

As of June 30, 2019, there was $1.5 million of unrecognized compensation cost, adjusted for estimated forfeitures based on historical data, related to non-vested, service-based RSUs granted to the Company’s employees and directors. The RSUs are expected to be recognized over a weighted-average period of 2.0 years. The total fair value of the restricted share units vested was $2.7 million during the year ended June 30, 2019.

b)	2019 Equity Incentive Plan (the “2019 Plan”)

In April, 2019, the Company’s shareholders and Board approved the 2019 Plan. The 2019 Plan provides for discretionary grants of, among others, stock options, stock awards and stock unit awards to key employees and directors of the Company. The purpose of the 2019 Plan is to recognize contributions made to the Company by such individuals and to provide them with additional incentive to achieve the objectives of the Company. The Board authorized up to 2,220,000 shares for grants under the terms of the 2019 Plan. No share has been granted under the 2019 Plan as of June 30, 2019.

During the year ended June 30, 2019, the Company recognized total share-based compensation expenses of $7.02 million, including $9,472, $46,100 and $6,960,517 in cost of revenues, selling and marketing expenses, and general and administrative expenses, respectively.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

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

On May 24, 2018, CLPS consummated its IPO of 2,000,000 common shares with $0.0001 par value per share. The units were sold at an offering price of $5.25 per unit, generating total gross proceeds of $10.5 million. Net proceeds from the IPO were $9.5 million. The Company’s shares trade on the Nasdaq Capital Market under the trading symbol “CLPS”.

On June 8, 2018, CLPS Incorporation (the “Company”) closed on the exercise in full of the over-allotment option to purchase an additional 300,000 common shares of the Company by The Benchmark Company, LLC, the representative of the underwriters in connection with and the book running manager of the Company’s U.S. firm commitment underwritten initial public offering (“IPO”) (“Benchmark”), at the IPO price of $5.25 per share. As a result, the Company raised gross proceeds of approximately $1.58 million. Net proceeds from the over-allotment of approximately $1.47 million were received on July 4, 2018.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 19 – SHAREHOLDERS’ EQUITY - continued

Additional paid-in capital

Prior to June 2018, the Company held a 70% equity interest of CLPS Beijing which primarily engages in software development. On June 27, 2018, Qiner purchased the remaining 30% equity interest of CLPS Beijing at a cash consideration of $0.6 million from the non-controlling shareholders and became the sole shareholder of CLPS Beijing. The carrying amount of the non-controlling interests was $91,533. The transaction was accounted for as an equity transaction and the difference of $0.5 million between the purchase consideration and the carrying value of the non-controlling interest of CLPS Beijing was recorded in the additional paid-in capital on the consolidated balance sheets.

During the fiscal 2017, CLPS Shanghai declared dividends of $1.3 million to its existing shareholders. $0.7 million was paid in fiscal 2017 and $0.6 million was paid in fiscal 2018. No dividend was declared during the years ended June 30, 2019 and 2018.

Statutory reserve and restricted net assets

The Company’s subsidiaries located in mainland China are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The Company allocated $715,335, $437,796 and $261,949 to statutory reserves during the years ended June 30, 2019, 2018 and 2017, respectively in accordance with PRC GAAP.

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends payments, loans or advances. Amounts of net assets restricted amounted to $8.7 million and $8.2 million as of June 30, 2019 and 2018, respectively. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries to satisfy any obligations of the Company.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 20 – SEGMENT INFORMATION AND REVENUE ANALYSIS

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

The Company’s operations are primarily based in China, where the Company derives a substantial portion of their revenues. The following table presents revenues generated in domestic and overseas markets for the years ended June 30, 2019, 2018 and 2017.

	For the years ended June 30,
	2019	2018	2017
Mainland China	$60,398,820	$47,196,671	$30,822,390
Singapore	2,525,489	-	-
Hong Kong	1,961,763	1,414,175	362,892
Australia	46,865	210,984	176,694
Taiwan	-	116,763	-
	$64,932,937	$48,938,593	$31,361,976

The following table presents revenues by the service lines for the years ended June 30, 2019, 2018 and 2017.

	For the years ended June 30,
	2019	2018	2017
IT consulting service	$61,755,355	$47,159,651	$29,146,470
Customized IT solution service	3,041,482	1,634,100	1,846,423
Other	136,100	144,842	369,083
Total	$64,932,937	$48,938,593	$31,361,976

NOTE 21 – SUBSEQUENT EVENTS

The Company provided a loan of $50,866 (RMB 350,000) with the term of twelve months, a loan of $21,360 (RMB 150,000) with the term of one month and a loan of $21,064 (RMB150,000) with the term of four months to CLPS Lihong on July 8, 2019, August 14, 2019 and September 9, 2019, respectively, with the annual interest rate of 5.655%.

On July 25, 2019, a written resolution of the board was passed and approved for Qiner to acquire a 20% interest in CLPS Hong Kong. The transaction is still in progress.

On July 31, 2019, the Company incorporated CLPS Hangzhou Co., Ltd. to develop the business in related areas.

On September 26, 2019, Qiner acquired an 80% interest in Ridik Pte. Ltd. located in Singapore from Srustijeet Mishra and Routray Sibashis with the final purchase price of $2,305,476 (3,120,000 Singapore dollars), in the form of cash of $1,844,380 (2,496,000 Singapore dollars) and the Company’s common shares valued at $461,096 (624,000 Singapore dollars), respectively. The Company is still in the progress of evaluating the purchase price allocation.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 22 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of June 30,
	2019	2018
ASSETS
Current assets
Cash and cash equivalents	$3,471,191	$5,187,478
Amounts due from underwriters on the over-allotment	-	1,472,592
Escrow receivable	200,000	-
Amounts due from subsidiaries	4,987,999	3,334,136
Prepayments, deposits and other assets, net	39,961	1,122
Total Current Assets	8,699,151	9,995,328

Escrow receivable	-	200,000
Investments in subsidiaries	12,673,565	7,417,234
Total Assets	$21,372,716	$17,612,562

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Salaries and benefits payable	584,280	133,488

Total Current Liabilities	584,280	133,488

Commitments and Contingencies

Shareholders’ Equity
Common share, $0.0001 par value; 100,000,000 shares authorized; 13,913,201 shares issued and outstanding as of June 30, 2019 and 13,590,000 shares issued and outstanding as of June 30, 2018*	1,391	1,359
Additional paid-in capital	24,276,622	17,285,543
Accumulated (deficits) retained earnings	(2,675,927)	593,849
Accumulated other comprehensive loss	(813,650)	(401,677)

Total Shareholders’ Equity	20,788,436	17,479,074

Total Liabilities and Shareholders’ Equity	$21,372,716	$17,612,562

*	The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance (Note 19).

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 22 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION - continued

Condensed statements of comprehensive (loss) income

	For the years ended June 30,
	2019	2018	2017

Revenues	$201,614	$-	$-
Less: Cost of revenues	(200,954)	-	-
Gross profit	660	-	-

General and administrative expenses	(8,651,816)	(619,892)	-
Share of profit in subsidiaries, net (Note a)	5,317,315	3,055,340	2,047,445
Other income	66,806	-	-
Other expenses	(2,741)	(985)	-

(Loss) profit before income tax	(3,269,776)	2,434,463	2,047,445
Benefit for income tax	-	-	-
Net (loss) profit	(3,269,776)	2,434,463	2,047,445

Other comprehensive (loss) income
Foreign currency translation (loss) gain	$(411,973)	$45,593	$(94,909)

Comprehensive (loss) income	$(3,681,749)	$2,480,056	$1,952,536

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 22 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION - continued

Condensed statements of cash flows

	For the years ended June 30,
	2019	2018	2017
Net cash used in operating activities	$(3,189,448)	$(4,099,305)	$-
Net cash provided by financing activities	1,472,592	9,341,538	-
Effect of exchange rate changes on cash	569	(54,755)	-
Net (decrease) increase in cash	(1,716,287)	5,187,478	-
Cash and cash equivalents, at beginning of year	$5,187,478	$-	$-
Cash, cash equivalents at the end of the year	$3,471,191	$5,187,478	$-

(a) Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception.

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323-10 Investment-Equity Method and Joint Ventures. Such investments are presented on the balance sheets as “Investments in subsidiaries” and share of the subsidiaries’ profit or loss are shown as “Share of profit in subsidiaries, net” on the statements of comprehensive income (loss).

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted and as such, these Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

ITEM 19.	EXHIBITS

The financial statements are filed as part of this Annual Report beginning on page F-1.

Exhibit No.	Description

1.1	Form of Underwriting Agreement (2).
3.1	Memorandum and Articles of Association (1).
4.1	Specimen Share Certificate (1).
10.1	2017 Equity Incentive Plan (1).
10.2	2019 Equity Incentive Plan (3).
10.3	Form Independent Director Agreement (1).
10.4	Employment Agreement between the Company and Xiao Feng Yang (1).
10.5	Employment Agreement between the Company and Raymond Ming Hui Lin (1).
10.6	Employment Agreement between the Company and Tian van Acken (1).
10.7	ANZ Global Services and Operations (Chengdu) Company Limited Agreement (1).
10.8	Master Lease Agreement - Shanghai Pudong Software Park Co., Ltd. (1).
10.9	Form of Framework Contract for Subcontracting (1).
10.10	Form Warrant Agreement (2).
10.11	Form Lockup Agreement (2).
10.12	Escrow Indemnification Agreement (2).
10.13	Credit Agreement with China Merchants Bank Co. Ltd.
10.14	Credit Agreement with Bank of Communications Co., Ltd.
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Code of Conduct and Ethics (1).
21.1	List of Subsidiaries of the Registrant (1).
23.1	Consent of Ernst & Young Hua Ming LLP.
23.2	Consent of Friedman LLP.
99.1	Charter of the Audit Committee (1).
99.2	Charter of the Compensation Committee (1).
99.3	Charter of the Nominating Committee (1).
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed as part of the registration statement filed with the SEC on March 27, 2018 and incorporated by reference herein.

(2)	Previously filed with the SEC as an exhibit to Report on Form 6-K and incorporated by reference herein.

(3)	Previously filed as part of the registration statement filed with the SEC on April 29, 2019 and incorporated by reference herein.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLPS Incorporation

October 21, 2019	By:	/s/ Raymond Ming Hui Lin
		Name:	Raymond Ming Hui Lin
		Title:	Chief Executive Officer (Principal Executive Officer)

October 21, 2019	By:	/s/ Tian van Acken
		Name:	Tian van Acken
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)