Form 20-F
period 2020-06-30
CLPS Inc
filed 2020-10-22
CIK 1724542

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2020

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

c/o Unit 702, 7th Floor, Millennium City II

378 Kwun Tong Road, Kwun Tong, Kowloon

Hong Kong SAR

Tel: (852) 37073600

(Address of principal executive office)

Raymond Ming Hui Lin, Chief Executive Officer

c/o Unit 702, 7th Floor, Millennium City II

378 Kwun Tong Road, Kwun Tong, Kowloon

Hong Kong SAR

Tel: (852) 37073600

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

On October 15, 2020, the issuer had 16,093,248 shares outstanding.

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

Except where the context otherwise requires and for purposes of this Annual Report only:

●	Depending on the context, the terms “we,” “us,” “our company,” and “our” refer to CLPS Incorporation, a Cayman Islands company, and its subsidiary and affiliated companies:

●	“Qinheng” refers to Qinheng Co., Limited, a Hong Kong company;

●	“Qiner” refers to Qiner Co., Limited, a Hong Kong company;

●	“CLIVST” refers to CLIVST Ltd., a British Virgin Islands company;

●	“FDT-CL” refers to FDT-CL Financial Technology Services Limited, a Hong Kong company;

●	“JQ” refers to JQ Technology Co., Limited, a Hong Kong company;

●	“JL” refers to JIALIN Technology Limited, a Taiwan company;

●	“CLPS QC (WOFE)” refers to Shanghai Qincheng Information Technology Co., Ltd., a PRC company;

●	“CLPS Shanghai” refers to ChinaLink Professional Services Co., Ltd., a PRC company;

●	“CLPS Dalian” refers to CLPS Dalian Co., Ltd., a PRC company;

●	“CLPS RC” refers to CLPS Ruicheng Co., Ltd., a PRC company;

●	“CLPS Beijing” refers to CLPS Beijing Hengtong Co., Ltd., a PRC company;

●	“Judge China” refers to Judge (Shanghai) Co., Ltd., a PRC company;

●	“Judge HR” refers to Judge (Shanghai) Human Resource Co., Ltd., a PRC company;

●	“CLPS-Ridik AU” refers to CLPS-Ridik Technology (Australia) Pty. Ltd., an Australian company;

●	“CLPS SG” refers to CLPS Technology (Singapore) Pte. Ltd., a Singaporean company;

●	“CLPS Hong Kong” refers to CLPS Technology (HK) Co., Limited, a Hong Kong company;

●	“CLPS Shenzhen” refers to CLPS Shenzhen Co., Ltd., a PRC company;

●	“Huanyu” refers to Tianjin Huanyu Qinshang Network Technology Co., Ltd., a PRC company

●	“CLPS Guangzhou” refers to CLPS Guangzhou Co., Ltd., a PRC company.

●	“CLPS US” refers to CLPS Technology (US) Ltd., a Delaware company.

●	“CLPS California” refers to CLPS Technology (California) Inc., a California company.

●	“CLPS Lihong” refers to CLPS Lihong Financial Information Services Co., Ltd., formerly Lihong Financial Information Services Co., Ltd. before the investment, a PRC company.

●	“Infogain” refers to Infogain Solutions PTE. Ltd., a Singaporean company.

●	“EMIT” refers to Economic Modeling Information Technology Co., Ltd., a PRC company.

●	“CLPS Hangzhou” refers to CLPS Hangzhou Co. Ltd., a PRC company.

●	“CLPS Guangdong Zhichuang” refers to CLPS Guangdong Zhichuang Software Technology Co., Ltd. a PRC company.
●	“CLPS Shenzhen Robotics” refers to CLPS Shenzhen Robotics Co. Ltd., a PRC company.

●	“Ridik Pte.” refers to Ridik Pte. Ltd., a Singaporean company.

●	“Ridik Consulting” refers to Ridik Consulting Private Limited, an Indian company.

●	“Ridik Sdn.” refers to Ridik Sdn. Bhd., a Malaysian company.

●	“Ridik Software Pte.” refers to Ridik Software Solutions Pte. Ltd., a Singaporean company.

●	“Ridik Software” refers to Ridik Software Solutions Ltd., a UK company.

●	“Suzhou Ridik” refers to Suzhou Ridik Information Technology Co., Ltd., a PRC company.

●	“CLPS Japan” refers to CLPS Technology Japan, a Japanese company.

●	“Qinson” refers to Qinson Credit Card Services Limited, a Hong Kong company.

●	“Shares” and “Common Shares” refer to our shares, $0.0001 par value per share;

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Macau, Taiwan and Hong Kong; and

●	all references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and our functional currency is Renminbi. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars in this Annual Report were made at the rate of RMB 7.0651 to USD1.00, the noon buying rate on June 30, 2020, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount and not the translated U.S. dollar equivalent. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based for the success of our business.

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

The following selected consolidated financial data as of and for the years ended June 30, 2020, 2019 and 2018 have been derived from the audited consolidated financial statements of the Company included in this Annual Report. This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included in this Annual Report. The Company’s results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Annual Report.

The following table presents our summary consolidated statements of comprehensive (loss) income for the fiscal years ended June 30, 2020, 2019 and 2018, respectively.

Selected Consolidated Statement of Comprehensive (Loss) Income

	For the years ended June 30,
	2020	2019	2018

Revenues	$89,415,798	$64,932,937	$48,938,593
Less: Cost of revenues	(58,296,097)	(41,178,356)	(31,277,255)
Gross profit	31,119,701	23,754,581	17,661,338

Operating expenses:
Selling and marketing expenses	3,059,877	2,179,029	2,225,702
Research and development expenses	10,436,975	7,978,883	7,837,873
General and administrative expenses	16,343,936	17,384,393	5,871,622
Total operating expenses	29,840,788	27,542,305	15,935,197
Income (loss) from operation	1,278,913	(3,787,724)	1,726,141
Subsidies and other income, net	2,535,868	779,508	960,784
Other expenses	(107,322)	(92,429)	(84,155)

Income (loss) before income tax and share of loss in equity investees	3,707,459	(3,100,645)	2,602,770
Provision (benefits) for income taxes	835,444	186,615	(112,128)
Income (loss) before share of income (loss) in equity investees	2,872,015	(3,287,260)	2,714,898
Share of income (loss) in equity investees, net of tax	207,363	(145,329)	-
Net income (loss)	3,079,378	(3,432,589)	2,714,898
Less: Net income (loss) attributable to non-controlling interests	141,139	(162,813)	280,435
Net income (loss) attributable to CLPS Incorporation’s shareholders	$2,938,239	$(3,269,776)	$2,434,463

Other comprehensive income (loss)
Foreign currency translation (loss) gain	$(571,943)	$(429,348)	$55,793
Less: foreign currency translation (loss) gain attributable to non-controlling interest	(22,928)	(17,375)	10,200
Other comprehensive (loss) gain attributable to CLPS Incorporation’s shareholders	$(549,015)	$(411,973)	$45,593

Comprehensive income (loss) attributable to
CLPS Incorporation shareholders	$2,389,224	$(3,681,749)	$2,480,056
Non-controlling interests	118,211	(180,188)	290,635
	$2,507,435	$(3,861,937)	$2,770,691

Basic earnings (loss) per common share*	0.20	(0.24)	0.21
Weighted average number of share outstanding – basic	14,689,224	13,843,764	11,517,123
Diluted earnings (loss) per common share*	0.20	(0.24)	0.21
Weighted average number of share outstanding – diluted	14,692,299	13,843,764	11,636,367

Supplemental information:
Non-GAAP income before income tax	7,711,539	3,915,444	2,602,770
Non-GAAP net income	7,083,458	3,583,500	2,714,898
Non-GAAP net income attributable to CLPS Incorporation’s shareholders	6,942,319	3,746,313	2,434,463
Non-GAAP basic earnings per common share	0.47	0.27	0.21
Weighted average number of share outstanding – basic	14,689,224	13,843,764	11,517,123
Non-GAAP diluted earnings per common share	0.47	0.27	0.21
Weighted average number of share outstanding – diluted	14,692,299	13,969,436	11,636,367

*	The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

The following table presents our summary consolidated balance sheet data as of June 30, 2020 and 2019, respectively.

	As of June 30,
	2020	2019
Cash and cash equivalents	$12,652,120	$6,601,335
Short-term investments	$636,934	$1,791,697
Accounts receivable, net	$25,753,856	$19,263,584
Escrow receivable	$-	$200,000
Prepayments, deposits and other assets, net	$1,280,967	$1,028,154
Prepaid income tax	$15,780	$630,790
Amounts due from related parties	$169,185	$230,540
Total Current Assets	$40,508,842	$29,746,100
Property and equipment, net	$452,472	$566,591
Intangible assets, net	$1,144,579	$427,769
Goodwill	$2,118,700	$447,790
Long-term investments	$680,131	$914,006
Prepayments, deposits and other assets, net	$244,387	$222,507
Deferred tax assets, net	$203,247	$338,221
Total Assets	$45,352,358	$32,662,984
Short-term bank loans	$2,161,239	$2,184,996
Accounts payable and other current liabilities	$489,043	$196,832
Tax payables	$1,426,614	$915,629
Deferred subsidies	$-	$109,250
Deferred revenues	$-	$124,192
Contract liabilities	$755,178	-
Salaries and benefits payable	$11,522,268	$7,735,487
Long-term bank loans	$22,554	-
Deferred tax liabilities	$163,163	-
Unrecognized tax benefits	$194,939	-
Total Liabilities	$16,734,998	$11,266,386
Total CLPS Incorporation’s Shareholders’ Equity	$27,348,644	$20,788,436
Non-controlling Interests	$1,268,716	$608,162
Total Shareholders’ Equity	$28,617,360	$21,396,598
Total Liabilities and Shareholders’ Equity	$45,352,358	$32,662,984

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On September 30, 2020, the buying rate announced by the Federal Reserve Statistical Release was RMB 6.7896 to $1.00.

	Spot Exchange Rate
	Period Ended	Average (1)	Low	High
Period	(RMB per US$1.00)
2018	6.8755	6.6090	6.2649	6.9737
2019	6.9618	6.9081	6.6822	7.1786
2020
January	6.9161	6.9184	6.8589	6.9749
February	6.9906	6.9967	6.9650	7.0286
March	7.0808	7.0205	6.9244	7.1099
April	7.0622	7.0708	7.0341	7.0989
May	7.1348	7.1016	7.0622	7.1681
June	7.0651	7.0816	7.0575	7.0575
July	6.9744	7.0041	6.9744	7.0703
August	6.8474	6.9301	6.8474	6.9799
September	6.7896	6.8106	6.7529	6.8474

Source: https://www.federalreserve.gov/releases/h10/hist/default.htm.

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

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

We have significantly grown and expanded our business recently. Our revenues grew from $48.9 million in fiscal 2018 to $64.9 million in fiscal 2019 and to $89.4 million in fiscal 2020. We maintain 18 delivery and/or R&D centers, of which ten are located in Mainland China (Shanghai, Beijing, Dalian, Tianjin, Baoding Chengdu, Guangzhou, Shenzhen, Hangzhou, and Suzhou) and eight are located globally (Hong Kong SAR, USA, UK, Japan, Singapore, Malaysia, Australia, and India, to serve different customers in various geographic locations. The number of our total employees grew from 1,655 in fiscal 2018 to 2,085 in fiscal 2019. As of June 30, 2020 we had 2,746 full-time employees. We are actively looking for additional locations to establish new offices and expand our current offices and sales and delivery centers. We intend to continue our expansion in the foreseeable future to pursue existing and potential market opportunities. Our growth has placed and will continue to place significant demands on our management and our administrative, operational and financial infrastructure. Continued expansion increases the challenges we face in:

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

The IT services industry is particularly sensitive to the economic environment, whether in China or globally, and tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to the economic environment, especially for regions in which we and our clients operate. During an economic downturn, our clients may cancel, reduce or delay their IT spending or change their IT outsourcing strategy, and reduce their purchases from us. The recent global economic slowdown and any future economic slowdown, and the resulting reduction in IT spending, could also lead to increased pricing pressure from our clients. The occurrence of any of these events could materially and adversely affect our revenues and results of operations.

We face intense competition from onshore and offshore IT services companies, and, if we are unable to compete effectively, we may lose clients, and our revenues may decline.

The market for IT services is highly competitive, and we expect competition to persist and intensify. We believe that the principal competitive factors in our markets are industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing and selling skills, scalability of infrastructure and price. In addition, the trend towards offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. In the IT outsourcing market, clients tend to engage multiple outsourcing service providers instead of using an exclusive service provider, which could reduce our revenues to the extent that clients obtain services from other competing providers. Clients may prefer service providers that have facilities located globally or that are based in countries more cost-competitive than in China. Our ability to compete also depends in part on a number of factors beyond our control, including the ability of our competitors to recruit, train, develop and retain highly skilled professionals, the price at which our competitors offer comparable services and our competitors’ responsiveness to client needs. Therefore, we cannot assure you that we will be able to retain our clients while competing against such competitors. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could harm our business, financial condition and results of operations.

Due to intense competition for highly skilled personnel, we may fail to attract and retain enough sufficiently trained personnel to support our operations; as a result, our ability to bid for and obtain new projects may be negatively affected and our revenues could decline.

The IT services industry relies on skilled personnel, and our success depends to a significant extent on our ability to recruit, train, develop and retain qualified personnel, especially experienced middle and senior level management. The IT services industry in China has experienced significant levels of employee attrition. Our attrition rates were 16% per annum in 2018 and 2019, respectively; in 2020, this rate was 16.6%. We may encounter higher attrition rates in the future, particularly if China continues to experience strong economic growth. There is significant competition in China for skilled personnel, especially experienced middle and senior level management, with the skills necessary to perform the services we offer to our clients. Increased competition for these personnel, in the IT industry or otherwise, could have an adverse effect on us. Spearheaded by the institution that provides continuing education to all CLPS staff and develop new talents from partner universities to further drive the Company’s growth (“CLPS Academy”), we have established Talent Creation Program (“TCP”) and Talent Development Program (“TDP”) programs to increase our human capital and employee loyalty, however, a significant increase in our attrition rate could decrease our operating efficiency and productivity and could lead to a decline in demand for our services. Additionally, failure to recruit, train, develop and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new personnel successfully could have a material adverse effect on our business, financial condition and results of operations. Failure to retain our key personnel on client projects or find suitable replacements for key personnel upon their departure may lead to termination of some of our client contracts or cancellation of some of our projects, which could materially and adversely affect our business.

Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise, experience, client relationships and reputation of Xiao Feng Yang, our Chairman of the Board. We currently do not maintain key-man life insurance for any of the senior members of our management team or other key personnel. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily or at all. In addition, competition for senior executives and key personnel in our industry is intense, and we may be unable to retain our senior executives and key personnel or attract and retain new senior executive and key personnel in the future, in which case our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected. If any of our senior executives or key personnel joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and key professionals and staff members to them. Also, if any of our business development managers, who generally keep a close relationship with our clients, joins a competitor or forms a competing company, we may lose clients, and our revenues may be materially and adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. Most of our executives and key personnel have entered into employment agreements with us that contain non-competition provisions, non-solicitation and nondisclosure covenants. However, if any dispute arises between our executive officers and key personnel and us, such non-competition, non-solicitation and nondisclosure provisions might not provide effective protection to us, especially in China in light of the uncertainties with China’s legal system.

We generate a significant portion of our revenues from a relatively small number of major clients and loss of business from these clients could reduce our revenues and significantly harm our business.

We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major clients. For the years ended June 30, 2020, 2019 and 2018, Citibank and its affiliates accounted for 21.5%, 25.7% and 30.8% of the Company’s total revenues, respectively. For fiscal 2019 and 2018, substantially all the service provided by the Company to Citibank was IT consulting services and billed through time-and-expense contracts. The Company has not entered into any material long term contracts with Citibank. Our ability to maintain close relationships with these and other major clients is essential to the growth and profitability of our business. However, the volume of work performed for a specific client is likely to vary from year to year, especially since we are generally not our clients’ exclusive IT services provider, and we do not have long-term commitments from any of our clients to purchase our services. The typical term for our service agreements is between 1 and 3 years. A major client in one year may not provide the same level of revenues for us in any subsequent year. The IT services we provide to our clients, and the revenues and income from those services, may decline or vary as the type and quantity of IT services we provide change over time. In addition, our reliance on any individual client for a significant portion of our revenues may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service. In addition, a number of factors other than our performance could cause the loss of or reduction in business or revenues from a client, and these factors are not predictable. These factors may include corporate restructuring, pricing pressure, changes to its outsourcing strategy, switching to another services provider or returning work in-house. In the future, a small number of customers may continue to represent a significant portion of our total revenues in any given period. The loss of any of our major clients could adversely affect our financial condition and results of operations.

If we are unable to collect our receivables from our clients, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. As of June 30, 2020 and 2019, our accounts receivable balance, net of allowance, amounted to approximately $25.8 million and $19.3 million, respectively. As of the years ended June 30, 2020 and 2019, Citibank accounted for 30.1% and 30.0% of the Company’s total accounts receivable balance. Since we generally do not require collateral or other security from our clients, we establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. However, actual losses on client receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our clients in accordance with the contracts with our clients, our results of operations and cash flows could be adversely affected.

The growth and success of our business depends on our ability to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries we focus on.

The market for our services is characterized by rapid technological changes, evolving industry standards, changing client preferences and new product and service introductions. Our future growth and success depend significantly on our ability to anticipate developments in IT services, develop and offer new product and service lines to meet our clients’ evolving needs. We may not be successful in anticipating or responding to these developments in a timely manner, or if we do respond, the services or technologies we develop may not be successful in the marketplace. The development of some of the services and technologies may involve significant upfront investments, and the failure of these services and technologies may result in our being unable to recover these investments, in part or in full. Further, services or technologies that are developed by our competitors may render our services uncompetitive or obsolete. In addition, new technologies may be developed that allow our clients to more cost-effectively perform the services that we provide, thereby reducing demand for our services. Should we fail to adapt to the rapidly changing IT services market, or if we fail to develop suitable services to meet the evolving and increasingly sophisticated requirements of our clients in a timely manner, our business and results of operations could be materially and adversely affected.

We may be unsuccessful in entering into strategic alliances or identifying and acquiring suitable acquisition candidates, which could impede our growth and negatively affect our revenues and net income.

We have pursued and may continue to pursue strategic alliances and strategic acquisition opportunities to increase our scale and geographic presence, expand our service offerings and capabilities and enhance our industry and technical expertise. However, it is possible that in the future we may not succeed in identifying suitable alliances or acquisition candidates. Even if we identify suitable candidates, we may not be able to consummate these arrangements on terms commercially acceptable to us or to obtain necessary regulatory approvals in the case of acquisitions. Many of our competitors are likely to be seeking to enter into similar arrangements or acquire the same targets that we are looking to enter into or acquire. Such competitors may have substantially greater financial resources than we do and may be more attractive to our strategic partners or be able to outbid us for the targets. In addition, we may also be unable to timely deploy our existing cash balances to effect a potential acquisition, as use of cash balances located onshore in China may require specific governmental approvals or result in withholding and other tax payments. If we are unable to enter into suitable strategic alliances or complete suitable acquisitions, our growth strategy may be impeded, and our revenues and net income could be negatively affected.

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

We plan to significantly expand the number of clients we serve to diversify our client base and grow our revenues. Revenues from a new client often rise quickly over the first several years following our initial engagement as we expand the services we provide to that client. Therefore, obtaining new clients is important for us to achieve rapid revenue growth. We also plan to grow revenues from our existing clients by identifying and selling additional services to them. Our ability to attract new clients, as well as our ability to grow revenues from existing clients, depends on a number of factors, including our ability to offer high quality services at competitive prices, the strength of our competitors and the capabilities of our sales and marketing teams. If we are not able to continue to attract new clients or to grow revenues from our existing clients in the future, we may not be able to grow our revenues as quickly as we anticipate or at all.

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

Our gross margin and profitability are significantly impacted by our utilization levels of human resources as well as other resources, such as computers, IT infrastructure and office space, and our ability to increase our productivity levels. We have expanded our operations significantly in recent years through organic growth and external acquisitions, which has resulted in a significant increase in our headcount and fixed overhead costs. We may face difficulties maintaining high levels of utilization, especially for our newly established or newly acquired businesses and resources. The master service agreements with our clients typically do not impose a minimum or maximum purchase amount and allow our clients to place service orders from time to time at their discretion. Client demand may fall to zero or surge to a level that we cannot cost-effectively satisfy. Although we try to use all commercially reasonable efforts to accurately estimate service orders and resource requirements from our clients, we may overestimate or underestimate, which may result in unexpected cost and strain or redundancy of our human capital and adversely impact our utilization levels. In addition, some of our professionals are specially trained to work for specific clients or on specific projects, and some of our sales and delivery center facilities are dedicated to specific clients or specific projects. Our ability to continually increase our productivity levels depends significantly on our ability to recruit, train, develop and retain high-performing professionals, staff projects appropriately and optimize our mix of services and delivery methods. If we experience a slowdown or stoppage of work for any client or on any project for which we have dedicated professionals or facilities, we may not be able to efficiently reallocate these professionals and facilities to other clients and projects to keep their utilization and productivity levels high. If we are not able to maintain high resource utilization levels without corresponding cost reductions or price increases, our profitability will suffer.

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

The services outsourcing industry in China is developing rapidly, and related technology trends are constantly evolving. This results in the frequent introduction of new services and significant price competition from our competitors. We may be unable to offset the effect of declining average sales prices through increased sales volumes and/or reductions in our costs. Furthermore, we may be forced to reduce the prices of our services in response to offerings made by our competitors. Finally, we may not have the same level of bargaining power we have enjoyed in the past when it comes to negotiating the prices of our services.

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

Our operational facilities may be damaged in natural disasters such as earthquakes, floods, heavy rains, and storms, tsunamis and cyclones, or other events such as fires. Such natural disasters or other events may lead to disruption of information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of outsourcing services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. Prolonged disruption of our services as a result of natural disasters or other events may also entitle our clients to terminate their contracts with us. We currently do not have insurance against business interruptions.

Our results of operations may be negatively impacted by the COVID-19 outbreak.

In December 2019, the 2019 novel coronavirus (COVID-19) surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020 with respect to the outbreak then characterized it as a pandemic on March 11, 2020. The outbreak has spread throughout Europe and the Middle East, and there have been many cases of COVID-19 in Canada and the United States, causing companies and various international jurisdictions to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. While these effects are expected to be temporary, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time. Similarly, we cannot estimate whether or to what extent this outbreak and potential financial impact may extend to countries outside of those currently impacted. At this point, the extent to which the coronavirus may impact our results is uncertain; however, it is possible that our consolidated results in 2020 may be negatively impacted by this event. The impacts of the outbreak are unknown and rapidly evolving.

Fluctuation in the value of the Renminbi and other currencies may have a material adverse effect on the value of your investment.

Our financial statements are expressed in U.S. dollars. However, a majority of our revenues and expenses are denominated in Renminbi (RMB). Our exposure to foreign exchange risk primarily relates to the limited cash denominated in currencies other than the functional currencies of each entity and limited revenue contracts dominated in Singapore dollar, Hong Kong dollar and Indian rupee in certain of our operating subsidiaries. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. However, the value of your investment in our common shares will be affected by the foreign exchange rate between U.S. dollars and RMB because the primary value of our business is effectively denominated in RMB, while the common shares will be traded in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-RMB exchange rate relatively stable.

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

Offshore outsourcing is a politically sensitive issue in the United States. For example, many organizations and public figures in the United States have publicly expressed concern about a perceived association between offshore outsourcing providers and the loss of jobs in their home countries. A number of U.S. states have passed legislation that restricts state government entities from outsourcing certain work to offshore service providers. Other U.S. federal and state legislation has been proposed that, if enacted, would provide tax disincentives for offshore outsourcing or require disclosure of jobs outsourced abroad. Similar legislation could be enacted in other countries in which we have clients. Any expansion of existing laws or the enactment of new legislation restricting or discouraging offshore outsourcing by companies in the United States, or other countries in which we have clients could adversely impact our business operations and financial results. In addition, from time to time there has been publicity about negative experiences associated with offshore outsourcing, such as theft and misappropriation of sensitive client data. As a result, current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services from onshore to offshore providers. Any slowdown or reversal of existing industry trends towards offshore outsourcing in response to political pressure or negative publicity would harm our ability to compete effectively with competitors that operate out of onshore facilities and adversely affect our business and financial results.

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

We have implemented a number of measures to improve our internal control over financial reporting to address the material weakness that have been identified. For details about remediation, refer to “Item 15. Controls and Procedures.” As of June 30, 2020, based on an assessment performed by our management on the performance of the remediation measures, we determined that the material weakness previously identified in our internal control over financial reporting had been remediated.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. It is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies.

We are a public company in the United States subject to the Sarbanes Oxley Act of 2002. Section 404 of the Sarbanes Oxley Act, or Section 404, requires us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. Our management concluded that our internal control over financial reporting is effective as of June 30, 2020. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective in the future, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Although we maintain property insurance coverage for certain of our facilities and equipment, we do not have any loss of data or business interruption insurance coverage for our operations. If any claims for damage are brought against us, or if we experience any business disruption, litigation or natural disaster, we might incur substantial costs and diversion of resources.

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

Pursuant to Company Law of P.R. China (2018 Revision), Foreign Investment Law of the People’s Republic of China (2020) and Implementing Regulations of the Foreign Investment Law of the People’s Republic of China (2020) Wholly Foreign-Owned Enterprise (“WOFE”) Law of the P.R. China (2016 Revision) and Implementing Rules for the Law of the People’s Republic of China on Wholly Foreign Owned Enterprises (2014 Revision), our WOFE entity is required to allocate a portion of its after-tax profits, to the statutory reserve fund, and in its discretion, to the staff welfare and bonus funds. No lower than 10% of an enterprise’s after tax-profits should be allocated to the statutory reserve fund. When the statutory reserve fund account balance is equal to or greater than 50% of the WOFE’s registered capital, no further allocation to the statutory reserve fund account is required. WOFE determines, in its own discretion, the amount contributed to the staff welfare and bonus funds. These reserves represent appropriations of retained earnings determined according to Chinese law.

Our failure to obtain prior approval of the China Securities Regulatory Commission (“CSRC”) for the listing and trading of our common shares on a foreign stock exchange could have a material adverse effect upon our business, operating results, reputation and trading price of our common shares.

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce of the People’s Republic of China (“MOFCOM”), jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which was amended on June 22, 2009 (the “M&A Rule”). The M&A Rule contains provisions that require that an offshore special purpose vehicle (“SPV”) formed for listing purposes and controlled directly or indirectly by Chinese companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published procedures specifying documents and materials required to be submitted to it by an SPV seeking CSRC approval of overseas listings. However, the application of the M&A Rule remains unclear with no consensus currently existing among leading Chinese law firms regarding the scope and applicability of the CSRC approval requirement. The CSRC has not issued any such definitive rule or interpretation, and we have not chosen to voluntarily request approval under the M&A Rule. We may face regulatory actions or other sanctions from the CSRC or other Chinese regulatory authorities. These authorities may impose fines and penalties upon our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the IPO proceeds into China, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common shares.

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

According to the Guidelines on Foreign Investment issued by the State Council in 2002 and the Catalogue of Industries for Encouraging Foreign Investment (2019) issued by the National Development and Reform Commission and the Ministry of Commerce, IT services fall into the category of industries in which foreign investment is encouraged. The State Council has promulgated several notices since 2000 to launch favorable policies for IT services, such as preferential tax treatments and credit support. Under rules and regulations promulgated by various Chinese government agencies, enterprises that have met specified criteria and are recognized as software enterprises by the relevant government authorities in China are entitled to preferential treatment, including financing support, preferential tax rates, export incentives, discretion and flexibility in determining employees’ welfare benefits and remuneration. Software enterprise qualifications are subject to annual examination. Enterprises that fail to meet the annual examination standards will lose the favorable enterprise income tax treatment. Enterprises exporting software or producing software products that are registered with the relevant government authorities are also entitled to preferential treatment including governmental financial support, preferential import, export policies and preferential tax rates. If and to the extent we fail to maintain compliance with such applicable rules and regulations, our operations and financial results may be adversely affected.

Risks Related to Doing Business in China

Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position.

The majority of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between the Renminbi and foreign currencies, and regulate the growth of the general or specific market. While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. Furthermore, the current global economic crisis is adversely affecting economies throughout the world. As the PRC economy has become increasingly linked to the global economy, China is affected in various respects by downturns and recessions of major economies around the world. The various economic and policy measures enacted by the PRC government to forestall economic downturns or bolster China’s economic growth could materially affect our business. Any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China could have a material adverse effect on the overall economic growth of China and market demand for our outsourcing services. Such developments could adversely affect our businesses, lead to reduction in demand for our services and adversely affect our competitive position.

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

Pursuant to the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, which became effective in February 2015, or Circular 7, Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, which became effective in December 2017, or Circular 37, Law of the People’s Republic of China on Enterprise Income Tax on December 29, 2018 and Regulations on the Implementation of Enterprise Income Tax Law on January 1, 2008, where a non-resident enterprise indirectly transfers properties such as equity in Chinese resident enterprises without any justifiable business purposes with the aim of avoiding to pay enterprise income tax, such indirect transfer shall be reclassified as a direct transfer of equity in Chinese resident enterprise in accordance with Article 47 of the Enterprise Income Tax Law. The PRC tax authority will examine the true nature of such transfer, and the gains derived from such transfer may be subject to PRC withholding tax at the rate of up to 10%. In addition, the PRC resident enterprise is supposed to provide necessary assistance to support the enforcement of the Laws and Circulars. The PRC tax authorities may make claims against our PRC subsidiary as being indirectly liable for unpaid taxes, if any, arising from Indirect Transfers by shareholders who did not obtain their shares in the public offering of our shares.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently restricted by China’s own law, in June 2019 a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the NYSE of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our shares could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations should materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States including us.

On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work and practices of accounting firms in China with respect to their audit work of U.S. reporting companies. Inspections of other accounting firms that the PCAOB has conducted have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors of our ordinary shares do not derive the benefits of PCAOB inspections, and may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

Ernst & Young Hua Ming LLP, our auditor, is required under U.S. law to undergo regular inspections by the PCAOB. However, without approval from the Chinese government authorities, the PCAOB is currently unable to conduct inspections of the audit work and practices of PCAOB-registered audit firms within the PRC on a basis comparable to other non-U.S. jurisdictions. Since we have substantial operations in the PRC, our auditor and its audit work are currently not fully inspected by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside of China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections.

The SEC previously instituted proceedings against mainland Chinese affiliates of the “big four” accounting firms, including the affiliate of our auditor, for failing to produce audit work papers under Section 106 of the Sarbanes-Oxley Act because of restrictions under PRC law. Each of the “big four” accounting firms in mainland China agreed to a censure and to pay a fine to the SEC to settle the dispute and stay the proceedings for four years, until the proceedings were deemed dismissed with prejudice on February 6, 2019. It remains unclear whether the SEC will commence a new administrative proceeding against the four mainland China-based accounting firms. Any such new proceedings or similar action against our audit firm for failure to provide access to audit work papers could result in the imposition of penalties, such as suspension of our auditor’s ability to practice before the SEC. If our independent registered public accounting firm, or its affiliate, was denied, even temporarily, the ability to practice before the SEC, and it was determined that our financial statements or audit reports were not in compliance with the requirements of the U.S. Exchange Act, we could be at risk of delisting or become subject to other penalties that would adversely affect our ability to remain listed on the Nasdaq.

In recent years, U.S. regulators have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of increased regulatory focus in the U.S. on access to audit information, on May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. If the HFCA Act or any similar legislation were enacted into law, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our ordinary shares being delisted. Delisting of our ordinary shares would force our U.S.-based shareholders to sell their shares. The market prices of our ordinary shares could be adversely affected as a result of anticipated negative impacts of the HFCA Act upon, as well as negative investor sentiment towards, China-based companies listed in the United States, regardless of whether the HFCA Act is enacted and regardless of our actual operating performance.

Furthermore, on June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets (“PWG”) to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and departments with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. On August 6, 2020, PWG released its Report on Protecting United States Investors from Significant Risks from Chinese Companies (“PWG Report”). The PWG Report includes five recommendations for the Securities and Exchange Commission. In particular, to address companies from jurisdictions, such as China, that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, the PWG recommends enhanced listing standards on U.S. exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in these countries may satisfy this requirement by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The PWG Report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies. The recommendations are to include actions that could be taken under current laws and rules as well as possible new rulemaking recommendations. Any resulting actions, proceedings or new rules could adversely affect the listing and compliance status of China-based issuers listed in the United States, such as our company, and may have a material and adverse impact on the trading prices of the securities of such issuers, including our ordinary shares, and substantially reduce or effectively terminate the trading of our ordinary shares in the United States.

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

We are a global information technology (“IT”), consulting and solutions service provider focused on delivering services to global institutions in banking, insurance and financial sectors, both in China and globally. For more than ten years, we have served as an IT solutions provider to a growing network of clients in the global financial industry, including large financial institutions in the US, Europe, Australia, Southeast Asia, and Hong Kong and their PRC-based IT centers.

Since our inception, we have aimed to build one of the largest sales and service delivery platforms for IT services and solutions in China. The nature of our services is such that we provide a majority of services to our banking and credit card clients in order to build new or modify existing clients’ own proprietary systems. We are fully committed of providing digital transformation services with focused on financial and technology in the banking, wealth management, e-commerce, and automotive industries, among others, through the utilization of innovative technology to achieve our client’s goals. We maintain 18 delivery and/or R&D centers, of which ten are located in Mainland China (Shanghai, Beijing, Dalian, Tianjin, Baoding Chengdu, Guangzhou, Shenzhen, Hangzhou, and Suzhou) and eight are located globally (Hong Kong SAR, USA, UK, Japan, Singapore, Malaysia, Australia, and India. By combining onsite (when we send our team to our client) or onshore (when we send our team to client’s overseas location) support and consulting with scalable and high-efficiency offsite (when we send our team to a location other than client’s location) or offshore (when we send our team to a location that is other than a client’s location overseas) services and processing, we are able to meet client demands in a cost-effective manner while retaining significant operational flexibility. By serving both Chinese and global clients on a common platform, we are able to leverage the shared resources, management, industry expertise and technological know-how to attract new business and remain cost competitive.

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

In August 2017, Qiner entered into three Share Purchase Agreements with three non-Chinese individual shareholders of CLPS Shanghai. The three non-Chinese individual shareholders are Raymond Ming Hui Lin (Hong Kong), Limpiada Zosimo (Philippines) and Lin James De-Mou (Taiwan). Including, Raymond Ming Hui Lin sold 15,000,000 shares, Limpiada Zosimo sold 71,229 shares and Lin James De-Mou sold 67,510 shares. The aforementioned share transfer was part of reorganization of the group.

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

On September 15, 2020, Shanghai Qincheng Information Technology Co., Ltd. and Qiner Co., Limited subscribed new shares issued by CLPS Shanghai. After the above-mentioned subscription, the shareholding structure of CLPS Shanghai was as follows

INVESTORS	PLACE OF REGISTRATION	SHARES
Shanghai Qincheng Information Technology Co., Ltd.	PRC	27,651,699
Qiner Co., Limited	Hong Kong	22,348,301
Total:		50,000,000

As of the date of this Annual Report, CLPS Shanghai has three wholly-owned subsidiaries: CLPS RC, CLPS Huanyu, and CLPS Hangzhou Co., Ltd., Besides the three wholly-owned subsidiaries, CLPS Shanghai participated in the following investments:

●	CLPS Beijing — CLPS Shanghai holds 49% of equity interest in CLPS Beijing, a PRC limited liability company

●	Judge China — CLPS Shanghai holds a 60% of equity interest in Judge China, a PRC limited liability company

●	CLPS Shenzhen — CLPS Shanghai holds 70% of equity interest in CLPS Shenzhen, a PRC limited liability company.

●	CLPS Guangzhou — CLPS Shanghai holds 51% of equity interest in CLPS Guangzhou, a PRC limited liability company.

●	CLPS Dalian — CLPS Shanghai holds 49% of equity interest in CLPS Dalian, a PRC limited liability company.

●	CLPS Lihong — CLPS Shanghai holds 7% of equity interest in CLPS Lihong, a PRC limited liability company.

●	CLPS Guangdong Zhichuang — CLPS Shanghai holds 10% of equity interest in CLPS Guangdong Zhichuang, a PRC limited liability company.

●	CLPS Shenzhen Robotics — CLPS Shanghai holds 10% of equity interest in CLPS Shenzhen Robotics, a PRC limited liability company.

IT consulting services primarily includes application development services for banks and institutions in the financial industry and which are billed for on a time-and-expense basis. Customized IT solutions services primarily includes customized solution development and maintenance service for general enterprises and which are billed for on a fixed-price basis. The following entities provide either consulting or solution services or both, depending on where our clients are based. The entities are currently servicing one of the services might expand to both services if our clients’ needs arise:

●	CLPS Dalian provides both consulting and solution services. CLPS Dalian services clients in China’s north east region, including Dalian.

●	CLPS RC provides consulting services. CLPS RC focuses on small and medium domestic financial institutions.

●	CLPS Beijing provides both consulting and solution services. CLPS Beijing services clients in China’s central east region, including Beijing and Tianjin.

●	CLPS-Ridik AU currently only provides consulting services. CLPS-Ridik AU services clients in Australia.

●	CLPS SG currently only provides consulting services. CLPS SG services clients in South East Asia region, including Singapore.

●	Infogain currently only provides consulting services. Infogain services clients in South East Asia region, including Singapore.

●	Judge China is a joint venture with The Judge Group in the US. Judge China continues to service The Judge Group’s clients in China. Judge China focuses on expanding its client bases with collaboration efforts with The Judge Group.

●	CLPS Hong Kong currently only provides consulting services. CLPS Hong Kong services clients in East Asia region, including Hong Kong.

●	CLPS Shenzhen currently only provides consulting services. CLPS Shenzhen services clients in Shenzhen.

●	CLPS Guangzhou currently only provides consulting services. CLPS Guangzhou services clients in Guangzhou.

●	Ridik Pte currently only provides consulting services. Ridik Pte services in South East Asia region, including Singapore.

●	Ridik Software Pte currently only provides consulting services. Ridik Software Pte services in South East Asia region, including Singapore.

●	Ridik Sdn currently only provides consulting services. Ridik Sdn services in South East Asia region, including Malaysia.

●	CLPS Shanghai holds 100% of equity interest in Huanyu which was incorporated in September 2017 for the purposes of providing Internet technology services and products to clients. CLPS Shanghai, CLPS Dalian, CLPS RC, CLPS Beijing and Judge China all contribute material amounts of the Company’s total revenues.

Corporate Information

On May 2020, we relocated our principal executive office to Unit 702, 7th Floor, Millennium City II, 378 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR from 2nd Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong District, Shanghai, PRC. Our telephone number is (852)3707-3600. Our website is as follows www.clpsglobal.com. The information on our website is not part of this Annual Report.

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

Overview

We are a global information technology (“IT”), consulting and solutions service provider focused on delivering services to global institutions in banking, insurance and financial sectors, both in China and globally. For more than ten years, we have served as an IT solutions provider to a growing network of clients in the global financial industry, including large financial institutions from the US, Europe, Australia, Southeast Asia and Hong Kong, and their PRC-based IT centers. We have created and developed a particular market niche by providing turn-key financial solution. Since our inception, we have aimed to build one of the largest sales and service delivery platforms for IT services and solutions in China. We are fully committed of providing digital transformation services with focused on financial and technology in the banking, wealth management, e-commerce, and automotive industries, among others, through the utilization of innovative technology to achieve our client’s goals. We maintain 18 delivery and/or R&D centers, of which ten are located in Mainland China (Shanghai, Beijing, Dalian, Tianjin, Baoding Chengdu, Guangzhou, Shenzhen, Hangzhou, and Suzhou) and eight are located globally (Hong Kong SAR, USA, UK, Japan, Singapore, Malaysia, Australia, and India. By combining onsite or onshore support and consulting with scalable and high-efficiency offsite or offshore services and processing, we are able to meet client demands in a cost-effective manner while retaining significant operational flexibility. We believe that maintaining our Company as a proven, reliable partner to our financial industry clients both in China and globally positions us well to capture greater opportunities in the rapidly evolving global market for IT consulting and solutions.

Industry and Market Background

China’s Banking Industry

According to the 2019 annual report of China Banking and Insurance Regulatory Commission (CBIRC), China’s banking financial institutions had total assets of RMB 282.5 trillion (USD 40.6 trillion) at the end of 2019, a year-on-year increase of RMB 14.3 trillion (USD 2.1 trillion), or 8.1%. Total liabilities equalled to RMB 258.2 trillion (USD 37.1 trillion), a year-on-year increase of RMB 11.6 trillion (USD 1.7 trillion), or 7.6%. The total assets of banking financial institutions were RMB 27.6 trillion (USD 4.0 trillion) in 2003. Over the past 10 years, total assets of China’s banking financial institutions grew at a compound annual growth rate of nearly 20%. However, the banking industry is facing many challenges, such as the competition with private capital, the participation of technological enterprises, changes in the financial market, the tightening of regulatory policies, and more diversified deposit substitute products, among others. Following the 2006 repeal of geographical and customer restrictions on foreign banks, the CBIRC continued the policies to open China’s banking industry for entry by foreign competitors to promote healthy competition in the industry. By May 2020, 217 foreign banks in 54 countries and regions are now presents in China, with headquarters, branches, sub-branches and a complete service network with certain coverage and market depth, with more than 993 outlets.

Software and Information Technology Service Industry in China

According to the 2019 Economic Performance of the Software Industry report of Ministry of Industry and Information Technology (MIIT), China’s software and information technology service industry shows a steady development trend, with rapid growth in income and profits and steady increase in the number of employees. Information technology services accelerate the development of cloud, software application servitization, platform trend is obvious; The software industry in the central region grows rapidly, while the eastern region maintains a concentrated and leading development trend.

China’s software and information technology services industry has developed and grown rapidly in recent years. The MIIT data shows that the industry’s revenue reached RMB 7.2 trillion (USD 1.03 trillion) in 2019, an increase of 15.4% compared to 2018, with the same growth rate. Industry profits grew steadily. In 2019, the industry achieved a total profit of RMB 936 billion (USD 134.4 billion), an increase of 9.9% over the previous year.

Data Source: The Ministry of Industry and Information Technology, National Bureau of Statistics of China.

The development of China’s software and IT service industry is generally characterized by:

●	Information technology services —Stayed ahead and continued to evolve towards cloud computing. In 2019, the industry’s revenue from information technology services reached RMB 4.3 trillion (USD 617 billion), an increase of 18.4% over the previous year. The growth rate was 3% higher than the industry’s average, accounting for 59.3% of the industry’s revenue. Among them, e-commerce platform technical services revenues reached RMB 0.8 trillion (USD 114 billion), an increase of 28.1% over the previous year.

●	Software products —In 2019, the industry’s revenue from software products reached RMB 2.01 trillion (USD 288 billion), an increase of 12.5% over the previous year, accounting for 28.0% of the industry’s revenue. Among them, the revenues from industrial software products are RMB 172.0 billion (USD 24.7 billion), an increase of 14.6%. playing an important role in supporting the independent and controllable development of the industrial sector.

●	Embedded system software –The revenue of embedded system software reached RMB 782.0 billion (USD 112.3 billion), an increase of 7.8% over the previous year, accounting for 10.9% of the industry’s revenue. Embedded system software has become a key driving technology for digital transformation of products and equipment and intelligent value-added in various fields.

●	Development on regional level —The eastern region has developed steadily, and the software industry in the central and western regions increased. In 2019, revenue from software business completed in eastern regions reached RMB 5.7 trillion (USD 818 billion), with a growth rate of 15.0% year-on-year, accounting for 79.6% of the national software industry. Revenue from software business completed in central and western regions was RMB 365.5 billion (USD 52.5 billion) and RMB 860.7 billion (USD 123.6 billion), with a growth rate of 22.2% and 18.1%, accounting for 5.1% and 12.0 % of the national software industry, respectively, an increase of 0.1% and 0.6% from the previous year. Software business revenue in northeast China reached RMB 235.0 billion (USD 33.8 billion), accounting for 3.3% of the national software industry, an increase of 5.5% year-on-year.

Financial institutions/banking IT solutions refer to the software or IT related services provided by professional IT service providers who use their own experience and technology to meet each bank’s needs in business development, strategic development, and management efficiency. The market share of China’s Banking IT Solution Industry from 2010 are shown as below:

Data Source: IDC data

According to IDC’s 2019 China Banking IT Solution Market Share report, the year-on-year growth rate of China’s banking IT solution market has increased with stable and healthy development. The operating environment of China’s banking industry has undergone extensive transformation. Banks are in different stages of architectural transformation and upgrade. Although the demand for software and information technology services remains strong, the demand of various banks depends on their IT solution needs.

* The People’s Bank of China established the financial science and technology commission in 2017, after that, issued “FinTech Development Plan (2019-2021)” on August 22, 2019, fully highlighted the positive attention and support in the field of financial technology in China. For the financial industry, it is a powerful drive to accelerate the applications of technologies. With the highest informationization level of financial sector, banking is affected by the Plan.

* Under the trend of deepening the application of financial technology, the practice cases of distributed, cloud computing, big data, artificial intelligence, blockchain and other emerging technologies in the banking industry are increasingly rich, especially the wave of distributed architecture transformation, leading a new round of IT construction business cycle in the banking industry. On the one hand, the traditional centralized core business system is facing the dual pressure of cost and performance, institutions need to evaluate their own business needs and selectively transform and replace the core system; on the other hand, the core system connects with many types of peripheral systems, such as credit system, payment system, channel system, management system, etc., under the influence of core system reformation, banks will release a large number of demands in transforming peripheral system.

In 2019, the overall market size of China’s banking IT solution market reached RMB 42.58 billion (USD 6.1 billion), an increase of 23.9% over 2018. In this annual report, IDC made an overall adjustment to historical data based on changes in statistical caliber, which brought the overall market size of China’s banking IT solution market to RMB 34.37 billion (USD 4.9 billion) in 2018. IDC predicts that by 2024, the scale of China’s banking IT solution market will reach RMB 127.35 billion (USD 18.3 billion).

With the introduction of “FinTech Development Plan”, the commercialization practice of emerging technologies has become more and more abundant. In the environment of comprehensive promotion of digital transformation, banks need to support business innovation transformation through technical route transformation, and the investment determination and strength in IT construction and transformation have been significantly improved. The banking industry is accelerating the exploration of distributed innovation, and most manufacturers have launched a new generation of solutions that support both centralized and distributed applications. The overall competitive ecology of supply and demand sides of the industry is reshaping, and the future incremental market of banking IT solutions is expected.

Our primary focus is in the following key operational areas:

Banking

Providing professional IT consulting and solutions for the banking industry is one of the traditional competitive advantages of CLPS. With more than 15 years of experience in helping leading global banks to implement banking systems, CLPS is committed to innovating and optimizing traditional banking system by utilizing cutting-edge fintech technology to enable institutions embrace banking.

CLPS has formed strategic partnerships with several global financial MNCs to provide banking IT services, help leading global banks to implement banking system and to enable them to test and enhance multiple functions such as loans, saving, deposit, general ledger, account management, anti-money-laundering, risk control and credit card system. Whether traditional or online banking, CLPS has a wide array of business modules at its disposal.

CLPS has a deep understanding of the market supply and demand buoyed by its more than a decade experience in traditional banking business. CLPS provides IT services in the banking industry, including but not limited to bank channel services such as mobile banking and online banking; business services such as marketing and risk control, among others; management services such as customer relationship management, business intelligence, and information security management, to name a few.

By integrating its internal resources, CLPS has been able to continue to invest and develop series of R&D products, including credit card system, integrated transaction acquiring platform, reward points terminal, and virtual bank training platform, among others. These products have achieved positive feedback from the market.

For the year ended June 30, 2020, revenues from our banking area were approximately $44.5 million compared to $33.1 million for the year ended June 30,2019. Revenues from our banking area accounted for 49.8% and 51.2% of our total revenues in fiscal 2020 and 2019 respectively.

Significant portion of our services caters the banking clients.

Credit Card Area

Most of the global credit card issuers maintain branches and supporting technical infrastructure in China. The development, testing, support and maintenance of these platforms require in-depth understanding and knowledge of business processes supported by IT. There is a significant demand for such IT consulting services among large-scale credit card platforms because many of such institutions experience shortage of qualified personnel and resources. We offer more than ten years of experience in IT consulting services across key credit card business areas, including credit card applications, account setup, authorization and activation, settlement, collection, promotion, point system, anti-fraud, statement, reporting and risk management. In the past years, we have successfully helped our China and global clients manage their credit card IT systems such as VisionPLUS. We offer expertise in customizing these credit card tools and platforms to suit a variety of business models. Our highly experienced team possesses the requisite expertise in providing service in the credit card area. The IT consulting professional teams provides service in the credit card area from Shanghai, Dalian and Hong Kong. We offer this experience and expertise in various currencies, across different geographical regions, including, but not limited to China, Singapore, UK, Philippines, Indonesia, and Latin America. In addition, we have developed a series of credit card solutions in order to meet the needs of our clients better.

For the year ended June 30, 2020, revenues from our credit card area were approximately $9.5 million compared to $3.5 million for the year ended June 30,2019. Revenues from our credit card area accounted for 21.3% and 10.4% of our banking revenues in fiscal 2020 and 2019 respectively.

Core Banking Area

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

For the year ended June 30, 2020, revenues from our core banking area were approximately $35.0 million compared to $29.7 million for the year ended June 30,2019.

Wealth Management

In this annual report, “wealth management” refers to the segments of financial industry except banking, including but not limited to investment banking, funds, insurance, securities, futures, clearing, consumer financing, online financing, and supply chain financing. CLPS has in-depth industry knowledge and solutions in the field of wealth management, and constantly develops and innovates according to the needs of clients.

In the past years, we have successfully developed and managed a variety of IT systems for Chinese and global clients, including the development of asset management system, core insurance system, pension system for well-known international investment bank, large international insurance group, and leading asset management corporation. We also provided development, operation, and maintenance for data analysis and business management systems of China’s national financial information platform, China’s national clearing house, stock exchange, and several large security institutions in China. In addition, we have developed mobile terminal for multiple comprehensive financial service providers and consumer finance platforms both in China and globally.

For the year ended June 30, 2020, revenues from our wealth management area were approximately $19.2 million compared to $14.5 million for the year ended June 30,2019. Revenues from our wealth management area accounted for 21.5% and 22.4% of our total revenues in fiscal 2020 and 2019 respectively.

E-Commerce

By constantly improving our capabilities, we have gradually extended our main service offerings from banking and financial institutions to e-Commerce industry. We have rapidly developed and accumulated certain skills in online platforms, cross-border e-commerce, logistics, and back-end technology such as big data analysis, and intelligent decision-making among others. In the past years, we have successfully provided IT system development delivery for domestic and international clients, including a global online trading project for a top US e-Commerce company. We have also developed the global terminal, payment, and risk control system for a well-known online ticketing website. In addition, CLPS has developed the website and product market data analysis for a leading and international travel e-commerce platform, and the e-Commerce platform for a large investment holding group in China.

For the year ended June 30, 2020, revenues from our e-Commerce area were approximately $11.1 million compared to $8.7 million for the year ended June 30,2019. Revenues from our e-Commerce area accounted for 12.4% and 13.4% of our total revenues in fiscal 2020 and 2019, respectively.

Automotive

With the extensive experience of CLPS in the IT services application in the financial and e-commerce industries, and its innovative implementation of cutting-edge technology such as big data, artificial intelligence and robotic process automation (RPA), it has also extended its business to automotive industry.

There is a high demand of intelligent technology application in automobile industry in the recent years. Aside from providing internal management system development for several international automobile enterprises, we also get deeply involved in the development of autonomous driving, automatic control, and other AI-driven technology projects with several major clients. This includes the development of a new-energy vehicle intelligent platform for a large automotive group company in China and a car’s multimedia software for a Chinese automotive information system company. Moreover, we also provide development of internet auto finance platform for several Chinese enterprises.

For the year ended June 30, 2020, revenues from our automotive area were approximately $3.6 million compared to $2.0 million for the year ended June 30,2019. Revenues from our automotive area accounted for 4.1% and 3.2% of our total revenues in fiscal 2020 and 2019 respectively.

Our business scope in terms of services:

Consulting Services

Revenues from consulting services are recognized from time-and-expense basis contracts as the related services are rendered assuming all other basic revenue recognition criteria are met. Under time-and-expense basis contracts, the Company is reimbursed for actual hours incurred at pre-agreed negotiated hourly billing rates. Clients may terminate the contracts at any time before the work is completed but are obligated to pay the actual service hours incurred through the termination date at the contract billing rate.

We provide consulting services to our clients in the banking, wealth management, e-commerce, and automotive industries, among others.

For the years ended June 30, 2020 and 2019, revenues from our IT consulting services were approximately USD 87.1 million and USD 61.8 million, respectively. Revenues from our IT consulting services accounted for 97.5% and 95.1% of our total revenues in fiscal 2020 and 2019, respectively.

Solution Services

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

CLPS provides customized solution services to our clients in the banking, wealth management, e-commerce, and automotive industries, among others.

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

For the years ended June 30, 2020 and 2019, revenues from our customized IT solution services were approximately USD 1.8 million and USD3.0 million, respectively. Revenues from our customized IT solution services accounted for 2.1% and 4.7% of our total revenues in fiscal years 2020 and 2019, respectively.

Other Services

CLPS Virtual Banking Platform (CLB)

CLB is a unique and successful training platform for IT talents owned by CLPS. For more than ten years, we have been focusing on recruiting, training, developing and retaining human capital and talents. We have been developing and continuously upgrading our CLB to train specialized financial IT personnel in order to differentiate ourselves from general IT developers. CLB is one of the crucial components of our TCP. It contains a full set of banking application modules covering areas such as core banking, credit cards, and wealth management, incorporated with cutting-edge technologies, such as JAVA, Android & iOS, HTML, blockchain, cloud computing and big data.

Recruitment and Headhunting

As per client’s request, we are capable of providing the most suitable person for a position. The Company maintains more than 100 talent acquisition staff with rich industry background and knowledge. Our recruitment centers are well equipped of advanced technology, such as cloud platforms, big data, and robotic process automation (RPA), to accelerate the talent acquisition process. As a result, CLPS obtains qualified talent, reduce talent acquisition costs, meet the growing demands of talent from its existing and potential clients, and achieve meaningful growth.

Fee-For-Service Training

Under the fee-for-service training, we incur charges for clients based on their training needs. Generally, it includes domain knowledge, technology skills, data security and management compliance training, soft skills for personnel; and English language skills including verbal and business correspondence for all level, especially for those who need to communicate with global customers directly on a daily basis. However, the training content and approach can be customized based on the client’s training needs.

Our Strategies

We have developed and intend to implement the following strategies to expand and grow the revenue, the number of employees, and the number of service locations of our Company:

●	Grow revenue with existing and new clients — We intend to pursue additional revenue opportunities from existing Chinese and global clients, which include many of the leading companies in our financial industry. We will focus on continuing to deliver high quality services and solutions and identifying additional opportunities with existing clients as they will continue to constitute a significant portion of our revenues and medium-term growth. We will also continue to target certain new Chinese and global clients, using our comprehensive service and solution offerings, combined with increasingly deep domain expertise in finance industry. Furthermore, we will continue to invest in a delivery platform that benefits both Chinese and global clients, capturing synergies between the China and global markets to benefit both groups of clients.

●	Continue to invest in research and development, deepen domain expertise and develop specific solutions for target industry verticals — We will continue to enhance our domain knowledge in the financial industry and relevant business-specific processes. As we grow our industry and service area expertise, we intend to leverage the domain knowledge accumulated in our work with our Chinese and global clients to more effectively address their business-specific needs. In addition, we plan to continue investing in R&D, focusing on developing solutions that leverage our industry experience and R&D capabilities, to combine proprietary applications with our services to best address client needs.

●	Continue to invest in training and development of our world-class human capital base — We place a high priority on attracting, training, developing and retaining our human capital base to be increasingly competitive. Spearheaded by the CLPS Academy, we will continue to build our professional talent pool through our TCP and TDP” to ensure the sustainable supply of financial IT talent resources. These programs are the result of our collaboration with Shanda University and utilization of a technical curriculum and professional certifications developed and maintained by our Company. We will continue to develop our scalable human capital platform by implementing resource planning and staffing systems and by attracting, training and developing high-quality professionals to form CLPS’s large talent pool in order to meet ever-changing clients’ needs. We will build on and leverage existing training programs and leverage the CLPS Academy, which we intend to expand to other key cities and other industries, such as the insurance sector, to tap deeper into CLPS’s talent pool. In addition to our dedicated training centers, we expect to open additional training centers overseas as we anticipate increasing demand for our services and solutions. We will continue to strengthen our collaboration with leading domestic universities to improve our on-campus recruiting results and help to better prepare graduates for work in our industry. Spearheaded by the CLPS Academy, the strength of our TCP/TDP program adds to our recognition in the industry by competitors and customers alike.

●	Drive efficiencies through ongoing improvements in operational excellence — We strive to gain significant operating efficiencies by leveraging historical and ongoing investments in infrastructure, research and development and human capital. We operate our business on a single, integrated platform, with centralized functions which provide significant economies of scale across our business both domestically and globally, as well as cross service offerings. We also expect to continue investing in our own IT infrastructure and more advanced technologies, such as cloud computing, to allow us to enhance our scalability and continue to grow in a more cost-effective fashion. As part of expanding our scale, we intend to continue building up training centers tailored to our human capital needs to deploy human capital more efficiently, thereby improving overall resource utilization and productivity.

●	Capture new growth opportunities through strategic alliances and acquisitions — We will continue to pursue selective alliances and acquisitions in order to enhance our industry-specific technology and service delivery capabilities by building on our track record of successfully acquiring and integrating targeted companies. We will continue to identify and assess opportunities to enhance our abilities to serve our clients. We will focus on enhancing our technology capabilities, deepening our penetration into key clients, expanding our portfolio of service offerings and expanding our operations geographically.

●

Continue to implement our global expansion strategy — We remain focused on investing in our long-term sustainable growth and delivering on our dual-engine strategy of horizontal and vertical expansion. We will continue to pursue growth in our global footprint and market share as well as in technological and talent development. By delivering on our strategy, we expect to drive shareholder value.

Our Competitive Strengths

We believe that the principal competitive factors in our markets are industry expertise, breadth and depth of service offerings, quality of the services offered, strategic engagement with blue-chip clients, reputation and track record, marketing and selling skills, scalability of infrastructure and price.

We believe that there are several key strengths that differentiate us from our competitors and will continue to contribute to our growth and success.

1. Breadth and depth of digital transformation service offerings

CLPS provides staffing-based consulting services, turn-key financial solutions, and implementation of advanced technologies, enabling clients to build new or enhance their existing systems. We are fully committed of providing digital transformation services with focused on financial and technology in the banking, wealth management, e-commerce, and automotive industries, among others, through the utilization of innovative technology to achieve our client’s goals.

We are dedicated to providing a full range of services and solutions across technology needs in finance. We are able to provide both development and implementation of core banking, credit card, online and e-commerce systems, as well as expertise across technology stacks. More recently, we have tested and piloted leading edge technologies including cloud transitions, robotic process automation, big data and blockchain. We are also exploring applications in artificial intelligence.

2. Talent Creation Program and Talent Development Program

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

3. Leading provider of human capital in the financial and technology industry

CLPS is a leading provider of IT professionals in the financial and technology industry, such in banking, wealth management, e-commerce, automotive, and others. We create, develop, and maintain a large pool of qualified and rich experienced talents, with bilingual or multilingual capability so support the client’s communication need, which is vital for a business’ success.

Our greatest edge in terms of human capital is our employees’ English communication skills capability and are familiar with international financial business environment. In terms of our overall IT skills, we maintain even distribution and relatively adequate resources of talent pool with capabilities in Java, Cobol, quality control, and other cutting-edge technology such as data analysis.

Customers

Our clients include large corporations headquartered in China and globally which include, among others:

●	Banking or their China-based IT centers — Citibank, Standard Chartered Bank (China) Ltd., ANZ Bank, and Bank of Communications.

●	Wealth Management — AIA, China Life Insurance, First Data, Haitong Securities, and Orient Securities.

●	E-Commerce — eBay and PayPal.

●	Automotive and Technology — SAIC Motors, Sony, Cisco, CRIF Information Technology, Experian, AGFA Healthcare, Neusoft, and Kodak.

By serving both Chinese and global clients on a common platform, we are able to leverage the shared resources, management, industry expertise and technology know-how to attract new business and remain cost competitive.

Sales and Marketing

We have invested in building a broad sales force and marketing team. As of June 30, 2020, our business development teams consisted of 28 full-time sales and marketing personnel, including 22 sales managers, each of whom is responsible for a designated sales region or client account. We plan to enhance our sales efforts by recruiting more sales personnel both domestically and overseas.

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

Research and Development

Officially named the CLPS Innovation Lab (“CLPS i-Lab)”, our R&D is an integral part of our continued growth. In order to serve our Chinese and global clients’ needs better, we are fully committed on researching and developing cutting-edge technology including distributed application systems, cloud computing, micro services, open API, robotic process automation (RPA), blockchain, and big data, among other technologies, with a focus on continuous scientific and technological innovation to provide clients with more comprehensive and efficient IT services.

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

We upgraded our credit card system product, and it is currently in its final phase of testing. Through the joint effort of CLPS Innovation Lab and Credit Card Service teams, the essential parts of the system will be migrated to the cloud platform. After the upgrade, the new product platform will leverage the advantages of cloud computing. Combined with the micro-service application, it paves the way to achieve dynamic horizontal and vertical expansions, resulting in improved performance, reliability, utilization of resources, and significantly reduced infrastructure costs. It also improves the display interface, gated launch and other features that enhance the user experience. In addition, the new product platform adopts the Open-API, or Application Program Interface, concept to provide ample APIs to facilitate the connection between channels, merchants and enterprises. The upgrade also includes an integrated monitoring platform that covers comprehensive monitoring and an early warning signal of basic settings and business transactions which allow clients to quickly locate and solve problems.

We ran a successful internal pilot test of Robotic Process Automation (RPA), aiming to automate the in-house human resources department’s business processes, which cover more than 2,000 employees. Instead of manual work, the RPA mimics human activity that streamlines the internal management system and improve efficiency.

We integrated the Company’s successful applications of advanced technologies, such as cloud platforms, big data, and robotic process automation (RPA), to our recruitment centers, which enables the acceleration of talent acquisition process. As a result, CLPS will be able to obtain qualified talent, reduce talent acquisition costs, meet the growing demands of talent from its existing and potential clients, and achieve meaningful growth.

CLPS i-Lab adheres to our strategy of promoting our products and solutions based on new technology and new research, application innovations, and our leading talent pool, while improving our technological innovation capability and market competitiveness. As the center of our research and development efforts, it will continue to be one of the most important drivers of CLPS’s growth.

Employees

We believe resource management and planning is critically important to supporting our growth, and we are committed to effectively recruiting, training, developing and retaining our human capital. Our total number of employees has grown from 2,085 employees in fiscal 2019 to 2,746 employees as of June 30, 2020. Approximately 66.5% of our personnel are dedicated to serving our foreign financial institution clients. Such personnel maintain up to date financial domain knowledge, technical development and testing skills in Java, .Net, C, C++, testing tools, android or IOS app, blockchain, big data, cloud computing and mainframe COBOL. None of our employees are represented by a labor union or collective bargaining agreements. We consider our employee relations to be good. We believe that attracting and retaining highly experienced associates and sales and marketing personnel is a key to our success. In addition, we believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

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

The PRC Trademark Law, adopted in 1982 and revised in 2019, protects registered trademark. The Trademark Office of the State Administration of Industry and Commerce of the PRC, handles trademark registrations and grants trademark registrations for a term of ten years.

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

Our primary trademark portfolio consists of nine trademarks, five of which are registered and four of which are pending review. Our trademarks are valuable assets that reinforce the brand and our consumers’ favorable perception of our products. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods. In addition to trademark protection, we own 3 URL designations and domain names, including clps.com.cn, clpsglobal.com, and clpsgroup.com.cn.

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

				ChinaLink Professional Services Co., Ltd.	Registered

We have applied to register the following trademarks:

Mark	Country of Registration	Application Number	Class/Description	Current Owner	Status
	China	19289066	Class 35: Advertising; Advertising agency Advertising space rental; Online advertising on the computer network; Advertisement layout design; Business management assistance; Business inquiry; Business information agency; Business management and organization consulting; Business management consulting	ChinaLink Professional Services Co., Ltd.	Pending

	China	19289175	Class 42: Technical research; Research or develop new products for others; Computer programming; Computer software design; Computer hardware design and development consulting; Computer software rental; Computer software maintenance; Computer system analysis; Computer software installation; Computer software consulting	ChinaLink Professional Services Co., Ltd.	Pending

	China	19289492	Class 38: Information transmission; Computer terminal communication; Computer-aided information and image transmission; Information transmission equipment rental; Provide telecommunications link services to connect with the global computer network; Telecommunications routing and junction services; Provide access service for global computer network users; Provide database access service; Digital file transfer; Teleconference call service	ChinaLink Professional Services Co., Ltd.	Pending

	China	19289420	Class 41: Teaching; Education; Training; Practical training (demonstration); Employment guidance (education or training consultants); Arrange and organize academic seminars; Arrange and organize meetings; Arrange and organize general meeting; Arrange and organize symposium; Arrange and organize training classes	ChinaLink Professional Services Co., Ltd.	Pending

The following is a list of the Company’s copyrights:

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS HR Management Platform Software V1.0	China	2009SR015975	ChinaLink Professional Services Co., Ltd.	29th April 2009	Registered
CLPS Food and Beverage Report Analysis and Management Platform Software V1.0	China	2009SR060110	ChinaLink Professional Services Co., Ltd.	28th December 2009	Registered
CLPS Apparel Industry POS Management Platform Software V1.0	China	2009SR060102	ChinaLink Professional Services Co., Ltd.	28th December 2009	Registered
CLPS Express Information Interactive Platform Software V1.0	China	2009SR060112	ChinaLink Professional Services Co., Ltd.	28th December 2009	Registered
CLPS Chain Store Information Interactive Platform Software V1.0	China	2009SR060108	ChinaLink Professional Services Co., Ltd.	28th December 2009	Registered
CLPS Project Analysis and Management Platform Software V1.0	China	2009SR060169	ChinaLink Professional Services Co., Ltd.	28th December 2009	Registered
CLPS Payroll Accounting System Platform Software V1.0	China	2010SR043564	ChinaLink Professional Services Co., Ltd.	25th August 2010	Registered
CLPS Fast Moving Consumer Goods Frontline Staff Management Platform Software V1.0	China	2010SR043561	ChinaLink Professional Services Co., Ltd.	25th August 2010	Registered
CLPS Staff Management Platform Software V1.0	China	2010SR043562	ChinaLink Professional Services Co., Ltd.	25th August 2010	Registered
CLPS Coal Mining Enterprise Information System Management Platform Software V1.0	China	2010SR045449	ChinaLink Professional Services Co., Ltd.	1st September 2010	Registered
CLPS Campus Expense Card Web Service System Platform Software V1.0	China	2010SR045441	ChinaLink Professional Services Co., Ltd.	1st September 2010	Registered
CLPS Campus Expense Card Bathroom Management Service Software V1.0	China	2010SR045444	ChinaLink Professional Services Co., Ltd.	1st September 2010	Registered
CLPS Machinery Industry ERP Management Platform Software V1.0	China	2010SR045802	ChinaLink Professional Services Co., Ltd.	2nd September 2010	Registered
CLPS Assignment and Task Management Platform Software (short name: Assignment and Task Management System) V1.0	China	2011SR076863	ChinaLink Professional Services Co., Ltd.	25th October 2011	Registered
CLPS Marketing Assistant System Platform Software V1.0	China	2012SR096727	ChinaLink Professional Services Co., Ltd.	15th October 2012	Registered
CLPS Outsourcing Service Staff Management System Platform Software V1.0	China	2012SR096666	ChinaLink Professional Services Co., Ltd.	15th October 2012	Registered
CLPS Outsourcing Service Staff System Background Management Software V1.0	China	2012SR096731	ChinaLink Professional Services Co., Ltd.	15th October 2012	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Logistics Terminal Distribution Platform Software V1.0	China	2012SR096668	ChinaLink Professional Services Co., Ltd.	15th October 2012	Registered
CLPS HR Background Support Management System V1.0	China	2012SR098440	ChinaLink Professional Services Co., Ltd.	19th October 2012	Registered
CLPS HR Management System Platform Software (short name: HR Management System) V1.0	China	2012SR098429	ChinaLink Professional Services Co., Ltd.	19th October 2012	Registered
CLPS Outsourcing Service Staff Resume Entry System Platform Software V1.0	China	2012SR098687	ChinaLink Professional Services Co., Ltd.	19th October 2012	Registered
CLPS Bank Document Business Management Software (short name: Document Management) V1.0	China	2013SR054800	ChinaLink Professional Services Co., Ltd.	5th June 2013	Registered
CLPS Bank Monetary Transaction Management Software (short name: Monetary Transaction Management) V1.0	China	2013SR054796	ChinaLink Professional Services Co., Ltd.	5th June 2013	Registered
CLPS Bank Expense Management Software V1.0	China	2014SR168125	ChinaLink Professional Services Co., Ltd.	4th November 2014	Registered
CLPS Bank Repayment Process Software V1.0	China	2014SR168130	ChinaLink Professional Services Co., Ltd.	4th November 2014	Registered
CLPS Bank Point Accumulative Management Software V1.0	China	2014SR168132	ChinaLink Professional Services Co., Ltd.	4th November 2014	Registered
CLPS Bank Interest Process Software V1.0	China	2014SR168136	ChinaLink Professional Services Co., Ltd.	4th November 2014	Registered
CLPS Bank Credit Application Software V1.0	China	2014SR168138	ChinaLink Professional Services Co., Ltd.	4th November 2014	Registered
CLPS Credit Card Risk Management Software V1.0	China	2015SR028695	ChinaLink Professional Services Co., Ltd.	10th February 2015	Registered
CLPS Credit Card Account Establishment and Card Making Software V1.0	China	2015SR029015	ChinaLink Professional Services Co., Ltd.	10th February 2015	Registered
CLPS Credit Card Customer Service Management Software V1.0	China	2015SR029012	ChinaLink Professional Services Co., Ltd.	10th February 2015	Registered
CLPS Credit Card Cleaning Management Software V1.0	China	2015SR028884	ChinaLink Professional Services Co., Ltd.	10th February 2015	Registered
CLPS Credit Card Authorization Management Software V1.0	China	2015SR028914	ChinaLink Professional Services Co., Ltd.	10th February 2015	Registered
CLPS Mortgage Loan Plan Spreadsheet Tool Software (short name: Loan Spreadsheet) V1.0	China	2015SR198772	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered
CLPS Bank Product Management Software V1.0	China	2015SR198610	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Bank Deposit and Withdrawal Services Management Software V1.0	China	2015SR198176	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered
CLPS Bank Loan Application Management Software V1.0	China	2015SR198654	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered
CLPS Bank Repayment Management Software V1.0	China	2015SR198649	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered
CLPS Bank Exchange Rate Management Software V1.0	China	2015SR198774	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered
CLPS Bank Interest Settlement Software V1.0	China	2015SR198246	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered
CLPS Bank Foreign Exchange Transaction Software V1.0	China	2015SR198240	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered
CLPS Bank Investment Management Securities Business Software V1.0	China	2016SR376924	ChinaLink Professional Services Co., Ltd.	16th December 2016	Registered
CLPS Bank Big Data Decision-making Platform Customer Portrayal Software V1.0	China	2016SR382920	ChinaLink Professional Services Ca, Ltd.	20th December 2016	Registered
CLPS Internet Financial Cloud Mobile Banking Software V2.0	China	2016SR398821	ChinaLink Professional Services Co., Ltd.	27th December 2016	Registered
CLPS Wantong Calculus Mall Software V2.0	China	2017SR118507	CLPS Beijing Hengtong Co., Ltd.	17th April 2017	Registered
CLPS RC Rules Engine Software	China	2017SR169307	CLPS Ruicheng Co., Ltd.	9th May 2017	Registered
CLPS Internet Financing Collection Management Software V2.0	China	2017SR119266	CLPS Ruicheng Co., Ltd.	17th April 2017	Registered
CLPS Points Management Platform Software	China	2017SR119078	CLPS Ruicheng Co., Ltd.	17th April 2017	Registered
CLPS Full-web Order Receiving Unified Platform Management Software V2.0	China	2017SR202535	CLPS Ruicheng Co., Ltd.	24th May 2017	Registered
CLPS Quanxi Intelligent Marketing Platform Clients Growth Center Software V2.0	China	2017SR565576	ChinaLink Professional Services Co., Ltd.	13th October 2017	Registered
CLPS Enterprise Recruitment Intelligent Cooperation Platform Software V2.0	China	2017SR646712	ChinaLink Professional Services Co., Ltd.	24th November 2017	Registered
CLPS Intelligent Online Training Test Instructional Management Software V1.0	China	2017SR646507	ChinaLink Professional Services Co., Ltd.	24th November 2017	Registered
CLPS Enterprise Internet Qinqin Loan Background Management Software V1.0	China	2017SR647634	ChinaLink Professional Services Co., Ltd.	24th November 2017	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Blockchain Based Virtual Credits Background Management Software V2.0	China	2017SR645676	ChinaLink Professional Services Co., Ltd.	24th November 2017	Registered
CLPS Enterprise Talent Information Intelligent Management Software V2.0	China	2017SR645650	ChinaLink Professional Services Co., Ltd.	24th November 2017	Registered
CLPS Credit Card Big Data Integrated Management Background Software V2.0	China	2017SR645763	ChinaLink Professional Services Co., Ltd.	24th November 2017	Registered
CLPS Enterprise Recruitment Intelligent Cooperation Platform Software V2.0	China	2017SR647190	ChinaLink Professional Services Co., Ltd.	24th November 2017	Registered
CLPS General Points Platform and Business Center Software V1.0	China	2019SR0004653	ChinaLink Professional Services Co., Ltd.	2nd January 2019	Registered
CLPS Online Financial Microloan Software V1.0	China	2019SR0004669	ChinaLink Professional Services Co., Ltd.	2nd January 2019	Registered
CLPS Bank Customer Management Software V1.0	China	2019SR0004663	ChinaLink Professional Services Co., Ltd.	2nd January 2019	Registered
CLPS Online Financial Management Software V1.0	China	2019SR0140935	ChinaLink Professional Services Co., Ltd.	14th February 2019	Registered
CLPS Talent Training One-Stop Platform Software V1.0	China	2020SR0094641	ChinaLink Professional Services Co., Ltd.	19th January 2020	Registered
CLPS Project Management Software [PMS]V2.0	China	2020SR0095716	ChinaLink Professional Services Co., Ltd.	19th January 2020	Registered
CLPS Online Financial Management Software V2.0	China	2020SR0095716	ChinaLink Professional Services Co., Ltd.	19th January 2020	Registered
CLPS Online Financial Microloan Software V3.0	China	2020SR0094745	ChinaLink Professional Services Co., Ltd.	19th January 2020	Registered
CLPS Bank Customer Management Software V3.0	China	2020SR0095318	ChinaLink Professional Services Co., Ltd.	19th January 2020	Registered
CLPS Online Financial Accounting Management Software V1.0	China	2020SR0095725	ChinaLink Professional Services Co., Ltd.	19th January 2020	Registered

Properties

On May 2020, we relocated our principal executive office to Unit 702, 7th Floor, Millennium City II, 378 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR from 2nd Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong District, Shanghai, PRC. We lease the premise and the lease term expires on May 5, 2021.

In addition, the Company manages and operates several other facilities. We rent office space in Tianjin, Shenzhen, Guangzhou, Dalian, Chengdu, Beijing, Baoding, Australia, Singapore, and Hong Kong. Rent expenses amounted to $944,645, $827,593, and $730,705 for the years ended June 30, 2020, 2019 and 2018, respectively. We believe our facilities are adequate for our current needs.

Facility	Address	Space (m2)
Shanghai Office	2nd Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong District, Shanghai, PRC	1,259.94

Shanghai Office	Room 302, 3rd Floor, Building 10, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong District, Shanghai, PRC	741.16

Shanghai Office	1st Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong District, Shanghai, PRC	914.62

Dalian Office	Room 01-03, 1/F, 1 Huixian Garden, New & High-tech Industrial Park, Dalian, Liaoning Province, PRC	611.82

Dalian Office	Room 07-12, 7/F, 1 Huixian Garden, New & High-tech Industrial Park, Dalian, Liaoning Province, PRC	917.11

Tianjin Office	Room 5601-8, F6, Building No.5, Xinhuan West Road, TEDA, Tianjin, PRC	56.07

Shenzhen Office	Room 2007-2010, Anhui Building, Shennan Avenue, Futian District, Shenzhen, Guangdong Province, PRC	234.16

Guangzhou Office	708-709A, 242 Tianhe Road, Tianhe District, Guangzhou, Guangdong Province, PRC	137

Guangzhou Office	Room 4006, Central District, 298 Yanjiang Road, Yuexiu District, Guangzhou, Guangdong Province, PRC	86.34

Chengdu Office	Unit 10, 29/Floor, Tower 2, 88 Jitai 5th Road, Gaoxin District, Chengdu, Sichuan District, PRC	59.74

Beijing Office	Room 1329-1332, 13th Floor, Building 2, Yard 26, Chengtong Road, Shijingshan District, Beijing, PRC	222.88

Baoding Office	Room 710-712, 7th Floor, Building A, Zhongguancun Innovation Center, 1799 North Chaoyang Street, Baoding, PRC	243

Australia Office	Part Tenancy 3, Part Level 9, 276 Flinders Street, Melbourne, VIC 3000, Australia	90.5

Singapore Office	10 UBI Crescent, #03-29, UBI Techpark, Singapore, 408564	84

Singapore Office	141 Cecil Street, #06-07, Tung Ann Association Building, Singapore, 069541	300

Hong Kong Office	Unit 702, Level 7, Millennium City II, 378 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong	92.53

Japan Office	Room 304 Tennsyou Ochanomizu Building, Awajityou 1-9-5, Chiyoda-ku Tokyo, Japan, 101-0063	7.75

India Office	Unit No. 222, DLF Cybercity, Idco Info Park, Technology Corridor, Chandaka Industrial Estate, Bhubaneswar, Odisha, India, 751024	170

US Office	1161 Mission Street, San Francisco, CA 94103	6

Legal Proceedings

We are currently not involved in any legal proceedings; nor are we aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Government Regulation

Regulations Relating to PRC Information Technology Service Industry

According to the Guidelines on Foreign Investment issued by the State Council in 2002 and the Catalogue of Industries for Encouraging Foreign Investment (2019) issued by the National Development and Reform Commission and the Ministry of Commerce, IT services fall into the category of industries in which foreign investment is encouraged. The State Council has promulgated several notices since 2000 to launch favorable policies for IT services, such as preferential tax treatments and credit support.

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

Dividend Distribution. The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of the PRC (1993), as amended in 2018, the Foreign Investment Law of the People’s Republic of China (2020), and the Implementing Regulations of the Foreign Investment Law of the People’s Republic of China (2020).

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

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Foreign Investment Law of the People’s Republic of China (2020) all as amended from time to time, and their respective implementing rules; the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors; and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment. Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC and SAFE. Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange. Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be borrowed by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to the governmental approval.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a global information technology (“IT”), consulting and solutions service provider focused on delivering services to global institutions in banking, insurance and financial sectors, both in China and globally. For more than ten years, we have served as an IT solutions provider to a growing network of clients in the global financial industry, including large financial institutions from the US, Europe, Australia, Southeast Asia. and Hong Kong, and their PRC-based IT centers. We have created and developed a particular market niche by providing turn-key financial solutions. Since our inception, we have aimed to build one of the largest sales and service delivery platforms for IT services and solutions in China. We are fully committed of providing digital transformation services with focused on financial and technology in the banking, wealth management, e-commerce, and automotive industries, among others, through the utilization of innovative technology to achieve our client’s goals. We maintain 18 delivery and/or R&D centers, of which ten are located in Mainland China (Shanghai, Beijing, Dalian, Tianjin, Baoding Chengdu, Guangzhou, Shenzhen, Hangzhou, and Suzhou) and eight are located globally (Hong Kong SAR, USA, UK, Japan, Singapore, Malaysia, Australia, and India. By combining onsite or onshore support and consulting with scalable and high-efficiency offsite or offshore services and processing, we are able to meet client demands in a cost-effective manner while retaining significant operational flexibility. We believe that maintaining our Company as a proven, reliable partner to our financial industry clients both in China and globally positions us well to capture greater opportunities in the rapidly evolving global market for IT consulting and solutions.

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

Overview of Company

CLPS Incorporation (“CLPS” or the “Company”), is a company that was established under the laws of the Cayman Islands on May 11, 2017 as a holding company. The Company, through its subsidiaries, designs, builds, and delivers IT services, solutions and other services to clients in the financial services industry. The Company customizes its services to specific industries with customer service teams typically based on-site at the customer locations. The Company’s solutions enable its clients to meet the changing demands of an increasingly global, internet-driven, and competitive marketplace. Mr. Xiao Feng Yang, the Company’s Chairman of the Board, together with Mr. Raymond Ming Hui Lin, the Company’s Chief Executive Officer and Director are the controlling shareholders of the Company (the “Controlling Shareholders”).

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

Prior to the reorganization, CLPS Shanghai’s equity interests were 100% controlled by the same group of Controlling Shareholders of CLPS. CLIVST and FDT-CL are subsidiaries of Qinheng. JQ Technology Co., Limited (“JQ”) and JIALIN Technology Limited (“JL”) are subsidiaries of Qiner since October 17, 2017. CLPS Dalian Co., Ltd. (“CLPS Dalian”), CLPS Ruicheng Co., Ltd. (“CLPS RC”), CLPS Beijing Hengtong Co., Ltd. (“CLPS Beijing”), CLPS Technology (Singapore) Pte. Ltd. (“CLPS SG”), CLPS Technology (Australia) Pty Ltd. (“CLPS-Ridik AU”), CLPS Technology (Hong Kong) Co., Limited (“CLPS Hong Kong”), Judge (Shanghai) Co., Ltd. (“Judge China”), Judge (Shanghai) Human Resource Co., Ltd. (“Judge HR”), CLPS Shenzhen Co., Ltd. (“CLPS Shenzhen”) and CLPS Guangzhou Co., Ltd. (“CLPS Guangzhou”) are all subsidiaries of CLPS Shanghai.

On July 25, 2017, the Company incorporated CLIVST, as a holding company, in BVI. On September 27, 2017 and October 24, 2017, the Company incorporated CLPS Guangzhou in Guangzhou, PRC and FDT-CL in Hong Kong. FDT-CL was liquidated on March 15, 2019. CLIVST was liquidated on June 20, 2019.

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

On June 5, 2018, the Company incorporated CLPS US to develop business in related areas. On January 2, 2020, CLPS US incorporated CLPS Technology (California) Inc. (“CLPS California”) to develop the business in related areas.

On June 13, 2018, the Company purchased a 2.7% equity interest in CLPS Lihong in Shanghai for consideration of $0.2 million (or approximately RMB 1,000,000) to develop business in the related area. On January 25, 2019, the above investment agreement of CLPS Lihong was terminated. On March 1, 2019, the Company purchased a 36.84% equity interest in CLPS Lihong at a cash consideration of $0.15 (RMB 1). In May 2019, the Company made capital contribution to CLPS Lihong of $1.01 million (RMB 7 million). In April 2020, the Company sold an 18.42% equity interest in CLPS Lihong for the consideration of $995,605 (RMB 7 million) to the third party and the consideration has been received as of June 30, 2020. After the third party’s capital increase in CLPS Lihong in April 2020, the Company’s remaining equity interest in CLPS Lihong was diluted to 7% as of June 30, 2020.

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

On August 15, 2018, the shareholders of CLPS SG and CLPS-Ridik AU were changed to Qiner from CLPS Shanghai pursuant to the share purchase agreements. Qiner purchased the 100% equity interest of CLPS SG and CLPS-Ridik AU from CLPS Shanghai for consideration of $0.6 million (or approximately 850,000 Singapore dollars) and $0.1 million (or approximately 200,000 Australian dollars), respectively. These transactions did not change the holding company’s ownership of these entities.

On August 20, 2018, CLPS SG acquired an 80% interest in Infogain Solutions PTE. Ltd. (“Infogain”) located in Singapore from Sharma Devendra Prasad and Deepak Malhotra with the final purchase price of $0.4 million (or approximately 576,000 Singapore dollars).

On April 3, 2019, Qiner purchased a 30% equity interest of Economic Modeling Information Technology Co., Ltd.(“EMIT”). The consideration is zero amount. Qiner subsequently made a capital contribution of $0.44 million (RMB 3 million) to EMIT directly. There is remaining capital contribution of $0.21 million not paid as of June 30, 2020.

On July 31, 2019, the Company incorporated CLPS Hangzhou Co., Ltd. (“CLPS Hangzhou”), to develop the business in related areas.

On September 13, 2019, the Company incorporated CLPS Technology Japan (“CLPS Japan”) to develop business in related areas.

On September 26, 2019, Qiner acquired an 80% interest in Ridik Pte. Ltd. (“Ridik Pte.”) located in Singapore from Srustijeet Mishra and Routray Sibashis with the final purchase price of $2,462,580 (3,402,304 Singapore dollars), in the form of cash of $2,026,043 (2,799,180 Singapore dollars) and the Company’s common shares valued at $436,537 (603,123 Singapore dollars), respectively. Ridik Sdn. Bhd. (“Ridik Sdn.”), Ridik Software Solutions Pte. Ltd. (“Ridik Software Pte.”) and Ridik Software Solutions Ltd. (“Ridik Software”) are all subsidiaries of Ridik Pte.

Prior to December 2019, CLPS Shanghai held a 70% equity interest of CLPS Shenzhen and an 80% equity interest of CLPS Hong Kong, which held the remaining 30% equity interest of CLPS Shenzhen. And the remaining 20% equity interest of CLPS Hong Kong and remaining 6% equity interest of CLPS Shenzhen were recorded as non-controlling interests on the Company’s consolidated balance sheet. On December 9, 2019, Qiner acquired the remaining 20% equity interest of CLPS Hong Kong from non-controlling shareholder with the consideration of the Company’s 100,000 common shares, and became the sole shareholder of CLPS Hong Kong and CLPS Shenzhen.

On December 31, 2019, the Company incorporated Qinson Credit Card Services Limited (“Qinson”) to develop business in related areas.

On January 6, 2020, Ridik Pte. acquired 100% equity interest in Ridik Consulting Private Limited (“Ridik Consulting”) from third-party selling shareholders with the final purchase price of $5,520 (396,700 Indian Rupees).

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

Our operations are primarily based in China, where we derive a substantial portion of our revenues. For the years ended June 30, 2020, 2019 and 2018, our revenues were $89.4 million, $64.9 million and $48.9 million, respectively. Revenues generated outside of China were approximately $10.6 million, $4.5 million and $1.7 million for fiscal 2020, 2019 and 2018, respectively. We had a net income of $3.1 million in fiscal 2020, a net loss of $3.4 million in fiscal 2019, and a net income of $2.7 million in fiscal 2018, respectively. We had a non-GAAP net income of $7.1 million in fiscal 2020. Our total assets as of June 30, 2020 were $45.4 million of which cash and cash equivalent amounted to $12.7 million. Our total liabilities as of June 30, 2020 were $16.7 million.

Factors Affecting Our Results of Operations

We believe the most significant factors that affect our business and results of operations include the following:

●	Our ability to obtain new clients and repeat business from existing clients. Revenues from individual clients typically grow over time as we seek to increase the number and scope of services provided to each client, and as clients increase the complexity and scope of the work outsourced to us. Therefore, our ability to obtain new clients, as well as our ability to maintain and increase business from our existing clients, has a significant effect on our results of operations and financial condition. During fiscal 2020, our revenue derived from our IT consulting services increased by 41.1% or $25.3 million from fiscal 2019, mainly attributable to revenue growth from our existing clients. IT consulting services revenue from new clients amounted to approximately $9.4 million in fiscal 2020. During fiscal 2019, our revenue derived from our IT consulting services increased by 30.9% or $14.6 million from fiscal 2018, mainly attributable to revenue growth from our existing clients. IT consulting services revenue from new clients amounted to approximately $4.9 million in fiscal 2019.

●	Our ability to expand our portfolio of service offerings. We intend to increase our revenues by continuing to expand our service offerings, providing quality service to our existing customers and attracting new customers. Through research and development, targeted hiring and strategic acquisitions, we have proactively invested in broadening our existing service lines, including those for serving our specific industry verticals.

●	Our ability to attract, retain and motivate qualified employees. Our ability to attract, train and retain a large and cost-effective pool of qualified professionals, including our ability to leverage and expand our proprietary database of qualified IT professionals, to develop additional joint training programs with universities, and our employees’ job satisfaction, will affect our financial performance.

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

In April 2020, the Company sold an 18.42% equity interest in CLPS Lihong to the third party for the consideration of $995,605 (RMB 7 million) which was received as of June 30, 2020. Concurrently CLPS Lihong raised additional capital from other third party investors, and the Company’s remaining equity interest in CLPS Lihong was diluted to 7% as of June 30, 2020. The Company recognized the remaining equity interest in CLPS Lihong as equity investment without readily determined fair value since May 2020. For the period from July 1, 2019 to April 30, 2020, the Company’s share of CLPS Lihong’s results of operations was income of $250,290 (RMB 1,759,764).

Investment in CLPS Beijing

Prior to June 2018, the Company held a 70% equity interest of CLPS Beijing which primarily engages in software development. On June 27, 2018, Qiner entered into a new share purchase agreement and purchased the remaining 30% equity interest of CLPS Beijing for consideration of $0.6 million and became the sole shareholder of CLPS Beijing. The consideration was paid on July 5, 2018. Prior to June 2018, the remaining 30% equity interest of CLPS Beijing was recorded as non-controlling interests on the balance sheet. The Company engaged an independent valuation firm to assist management in assessing the enterprise value of CLPS Beijing. The enterprise value of CLPS Beijing as of June 27, 2018 was $1.94 million based on the third-party valuation report.

Investment in EMIT

On April 3, 2019, Qiner purchased a 30% equity interest of EMIT at nil consideration. with a committed to invest $445,454.14 (RMB 3,000,000.00) in total within 20 years. During the years ended June 30, 2020 and 2019, the Company made capital contribution to EMIT of $143,299 (RMB 1,000,000.00) and $73,593 (RMB500,000.00), respectively. The Company accounts for the investment in EMIT as an equity method investment due to its significant influence over the entity. For the years ended June 30, 2020 and 2019, the Company’s share of EMIT’s results of operations was a loss of $42,927 (RMB 301,878) and $4,230 (RMB 28,853), respectively. As the end of June 30, 2020 and 2019, the committed but not yet made investment in EMIT was $228,561 (RMB 1,500,000.00) and $371,860 (RMB 2,500,000.00), respectively.

Acquisition of Ridik Pte. and Ridik Consulting

On September 26, 2019, Qiner acquired an 80% equity interest in Ridik Pte. Ltd. (“Ridik Pte.”) located in Singapore from third-party selling shareholders with the final purchase price of $2,462,580 (3,402,304 Singapore dollars), in the form of cash of $2,026,043 (2,799,180 Singapore dollars) and the Company’s common shares valued at $436,537 (603,123 Singapore dollars), respectively. Ridik Sdn. Bhd. (“Ridik Sdn.”), Ridik Software Solutions Pte. Ltd. (“Ridik Software Pte.”) and Ridik Software Solutions Ltd. (“Ridik Software”) are all subsidiaries of Ridik Pte.

The transactions were accounted for as business combinations using the purchase method of accounting. The purchase price allocations of the transactions were determined by the Company with the assistance of an independent appraisal firm based on the estimated fair value of the assets acquired and liabilities assumed as of the acquisition dates. The most significant variables in the valuation are discount rates, terminal value, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition was as follows:

Amounts
Cash acquired	$474,323
Accounts receivable, net	618,144
Prepayments, deposits and other assets, net	103,697
Property and equipment, net	1,493
Customer relationship	904,748
Short-term bank loans	(48,103)
Accounts payable and other current liabilities	(128,688)
Tax payables	(102,978)
Salaries and benefits payable	(431,548)
Long-term bank loans	(44,201)
Deferred tax liabilities	(162,855)
Non-controlling interests	(411,351)
Goodwill	1,689,899
Total consideration	$2,462,580

Identifiable intangible assets acquired included customer relationship, which was valued using an income approach and determined to carry estimated remaining useful life of approximately ten years.

On January 6, 2020, Ridik Pte. acquired 100% equity interest in Ridik Consulting Private Limited (“Ridik Consulting”) from third-party selling shareholders with the final purchase price of $5,520 (396,700 Indian Rupees). The fair value of the net liabilities acquired was $3,839 (275,800 Indian Rupees) and goodwill was recognized at $9,359 (672,500 Indian Rupees).

The goodwill recognized represents the expected synergies and is not tax deductible.

Results of Operations

Results of Operations for Continuing Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	For the years ended June 30,
	2020	2019	2018

Revenues	$89,415,798	$64,932,937	$48,938,593
Less: Cost of revenues	(58,296,097)	(41,178,356)	(31,277,255)
Gross profit	31,119,701	23,754,581	17,661,338

Operating expenses:
Selling and marketing expenses	3,059,877	2,179,029	2,225,702
Research and development expenses	10,436,975	7,978,883	7,837,873
General and administrative expenses	16,343,936	17,384,393	5,871,622
Total operating expenses	29,840,788	27,542,305	15,935,197
Income (loss) from operation	1,278,913	(3,787,724)	1,726,141
Subsidies and other income, net	2,535,868	779,508	960,784
Other expenses	(107,322)	(92,429)	(84,155)

Income (loss) before income tax and share of loss in equity investees	3,707,459	(3,100,645)	2,602,770
Provision (benefits) for income taxes	835,444	186,615	(112,128)
Income (loss) before share of income (loss) in equity investees	2,872,015	(3,287,260)	2,714,898
Share of income (loss) in equity investees, net of tax	207,363	(145,329)	-
Net income (loss)	3,079,378	(3,432,589)	2,714,898
Less: Net income (loss) attributable to non-controlling interests	141,139	(162,813)	280,435
Net income (loss) attributable to CLPS Incorporation’s shareholders	$2,938,239	$(3,269,776)	$2,434,463

Basic earnings (loss) per common share	0.20	(0.24)	0.21
Weighted average number of share outstanding – basic	14,689,224	13,843,764	11,517,123
Diluted earnings (loss) per common shar	0.20	(0.24)	0.21
Weighted average number of share outstanding – diluted	14,692,299	13,843,764	11,636,367

Supplemental information:
Non-GAAP income before income tax	7,711,539	3,915,444	2,602,770
Non-GAAP net income	7,083,458	3,583,500	2,714,898
Non-GAAP net income attributable to CLPS Incorporation’s shareholders	6,942,319	3,746,313	2,434,463
Non-GAAP basic earnings per common share	0.47	0.27	0.21
Weighted average number of share outstanding – basic	14,689,224	13,843,764	11,517,123
Non-GAAP diluted earnings per common share	0.47	0.27	0.21
Weighted average number of share outstanding – diluted	14,692,299	13,969,436	11,636,367

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

For the year ended June 30, 2020

Cost of revenues	58,296,097
Less: share-based compensation expenses	14,110

Non-GAAP cost of revenues	58,281,987

Selling and marketing expenses	3,059,877
Less: share-based compensation expenses	211,573

Non-GAAP selling and marketing expenses	2,848,304

General and administrative expenses	16,343,936
Less: share-based compensation expenses	3,778,397

Non-GAAP general and administrative expenses	12,565,539

Income before income tax	3,707,459
Add: share-based compensation expenses	4,004,080

Non-GAAP income before income tax and share of income of equity investees	7,711,539

Net income	3,079,378
Add: share-based compensation expenses	4,004,080

Non-GAAP net income	7,083,458

Net income attributable to CLPS Incorporation’s shareholders	2,938,239
Add: share-based compensation expenses	4,004,080

Non-GAAP net income attributable to CLPS Incorporation’s shareholders	6,942,319

Weighted average number of share outstanding used in computing GAAP and non-GAAP basic earnings	14,689,224
GAAP basic earnings per common share	0.20
Add: share-based compensation expenses	0.27
Non-GAAP basic earnings per common share	0.47

Weighted average number of share outstanding used in computing GAAP diluted earnings	14,692,299
Add: effect of dilutive securities	-
Weighted average number of share outstanding used in computing non-GAAP diluted earnings	14,692,299

GAAP diluted earnings per common share	0.20
Add: share-based compensation expenses	0.27
Non-GAAP diluted earnings per common share	0.47

For the Years Ended June 30, 2020 and 2019

Revenues

We derive revenues by providing integrated IT services and solutions, including: (i) IT consulting services, which primarily includes application development services for banks and institutions in the financial industry, which are billed on a time-and-expense basis, (ii) customized IT solutions services, which primarily includes customized solution development and maintenance service for general enterprises with acceptance requirement, which are billed either on a time-and-expense basis with enforceable right to payment or on a fixed-price basis, and (iii) other revenue from product and third-party software sales, training and headhunting.

Our customer contracts may be categorized by pricing model into time-and-expense contracts and fixed-price contracts. Under time-and-expense contracts, we are compensated for actual time incurred by our IT professionals at negotiated daily billing rates. We are also entitled to charge overtime fees in addition to the daily billing rates under some time-and-expense contracts.  Fixed-price contracts require us to develop customized IT solutions throughout the contractual period, and we are paid in installments upon completion of specified milestones under the contracts.

The following table presents our revenues by our service lines.

	For the Year ended June 30,
	2020		2019
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

IT consulting services	$87,136,754	97.5%	$61,755,355	95.1%	$25,381,399	41.1%
Customized IT solution services	1,844,891	2.1%	3,041,482	4.7%	(1,196,591)	(39.3)%
Other	434,153	0.5%	136,100	0.2%	298,053	219.0%
Total	$89,415,798	100.0%	$64,932,937	100.0%	$24,482,861	37.7%

Our total revenues increased by approximately $24.5 million, or 37.7%, to approximately $89.4 million for the fiscal year ended June 30, 2020 from approximately $64.9 million for the fiscal year ended June 30, 2019. The overall growth in our revenues reflects an increase in revenues from our IT consulting services and derived primarily from existing customers.

For the year ended June 30, 2020, revenue derived from our IT consulting services increased by 41.1% to $87.1 million from $61.8 million in fiscal 2019, primarily reflecting the increasing demands for our IT consulting services from banks and other financial institutions. For fiscal 2020 and 2019, 40.0% and 47.5% of our IT consulting services revenue were from international banks, respectively. In fiscal 2020, we strengthened our expertise in the financial industry to leverage our existing industry knowledge and grew our customer base of local Chinese financial institutions.

Revenue from customized IT solution services decreased by $1.2 million, or 39.3%, to $1.8 million for the year ended June 30, 2020, from $3.0 million in the same period of the previous year. The decrease was primarily due to decreasing demand from existing clients.

Revenue from other services increased by $0.3 million, or 219.0%, to $0.4 million for the year ended June 30, 2020, from $0.1 million in the prior year period.

The number of clients increased by 53, or 30%, to 227 for the year ended June 30, 2020 from 174 in the prior year period. Revenues from top five clients accounted for 47.3% and 50.7% of the Company’s total revenues for fiscal 2020 and 2019, respectively, which reflects decreased in revenue dependence from major clients.

Revenue generated outside of mainland China for the year ended June 30, 2020 accounted for 11.8% of total revenue compared to 7.0% in the prior year period. The increase in revenue generated outside of mainland China reflects the Company’s successful and continuous global expansion strategy.

Cost of revenues

Our cost of revenues mainly consisted of compensation benefit expenses for our IT professionals, travel expenses and material costs. Our cost of revenues increased by $17.1 million or 41.6% to approximately $58.3 million in fiscal 2020 from approximately $41.2 million in fiscal 2019 primarily as a result of increased revenue, therefore resulting in increased headcount, expanded office facilities and increase of depreciation and amortization expenses to enable and match the growth of our business revenue. As a percentage of revenues, our cost of revenues was 65.2% and 63.4% for fiscal 2020 and 2019, respectively. Our total number of employees grew from 2,085 employees as of June 30, 2019 to 2,746 employees as of June 30, 2020.

Gross profit and gross margin

Our gross profit increased by $7.3 million, or 31.0%, to approximately $31.1 million in fiscal 2020 from approximately $23.8 million in fiscal 2019. The higher gross profit in fiscal 2020 was primarily attributable to the increase in our billing rates of both IT consulting services and customized IT solution services. Also, customized IT solution services contribute favorably to our client retention and understanding of our clients’ businesses and provide opportunities to cross-sell our other services. Gross margin decreased to 34.8% in fiscal 2020 from 36.6% for the same period of last year.

Selling and marketing expenses

Selling and marketing expenses primarily consisted of salary and compensation expenses relating to our sales and marketing personnel, and also included entertainment, travel and transportation, and other expenses relating to our marketing activities.

Selling and marketing expenses increased by $0.9 million or 40.4% from $2.2 million in fiscal 2019 to $3.1 million in fiscal 2020. Accordingly, as a percentage of sales, our selling expenses were 3.4% of revenues in fiscal 2020 same as 3.4% in fiscal 2019. We expect our selling and marketing expenses to increase as we continue our business expansion, we expect these expenses to remain relatively steady as a percentage of our net revenues to support our business growth in the future.

Research and development (“R&D”) expenses

R&D expenses primarily consisted of compensation and benefit expenses relating to our research and development personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses were $10.4 million in fiscal 2020, which increased by $2.4 million or 30.8% compared to $8.0 million in fiscal 2019, representing 11.7% and 12.3% of our total revenues for fiscal 2020 and 2019, respectively. We expect to keep our investment in research and development relatively stable to enhance our industry knowledge, improve our competitiveness and enable us to identify attractive market opportunities for new and enhanced services and solutions.

General and administrative expenses

General and administrative expenses primarily consisted of salary and compensation expenses relating to our finance, legal, human resources and executive office personnel, and included share-based compensation expenses, rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs.

General and administrative expenses decreased by $1.1 million, or 6.0%, to $16.3 million in fiscal 2020 from $17.4 million in the prior year. After the deduction of $3.8 million non-cash share-based compensation expenses related to the grants under the 2017 and 2019 Incentive Compensation Plan, non-GAAP general and administrative expenses increased by $2.1 million, or 20.5%, to $12.6 million in fiscal 2020 from $10.4 million in the same period of the previous year. The increase in non-GAAP administrative expenses was primarily due to an increase in administrative personnel and M&A related expenses as a result of business expansion.

Subsidies and other income, net

Subsidies and other income, net primarily included government subsidies which represented amounts granted by local government authorities as a general incentive for us to promote development of the local technology industry. The Company records government subsidies in subsidies and other income upon received and when there is no further performance obligation. Total government subsidies amounted to $1.8 million and $0.7 million for the years ended June 30, 2020 and 2019, respectively.

Income (loss) before income taxes and share of income (loss) in equity investees

Income (loss) before income taxes and share of income (loss) in equity investees increased by $6.8 million to a $3.7 million income in fiscal 2020 from a loss of $3.1 million in fiscal 2019. After the deduction of non-cash share-based compensation expenses, non-GAAP income before income taxes and share of income in equity investees increased by $3.8 million, or 97%, to $7.7 million in fiscal 2020 from $3.9 million in the same period of the previous year.

Provision (benefits) for income taxes

Our provision for income taxes in fiscal 2020 increased by $0.6 million to $0.8 million from $0.2 million benefit for income taxes in fiscal 2019, mainly due to the increase of Company’s income before tax and the reversal of the beginning balances of deferred tax assets related to the net operating losses for some of the Company’s subsidiaries.

Share of income (loss) in equity investees, net of tax

The share of income in equity investees, net of tax in fiscal 2020 was net equity investment income of Lihong and EMIT. The share of loss in equity investees, net of tax in fiscal 2019 was equity investment loss of Huanyu, Lihong and EMIT.

Net income (loss)

Net income increased by $6.5 million to an income of $3.1 million in fiscal 2020 from a loss of $3.4 million in fiscal 2019. After the deduction of $4.0 million non-cash share-based compensation expenses, non-GAAP net income increased by $3.5 million, or 97.7%, to $7.1 million in fiscal 2020 from $3.6 million in the previous year.

Other comprehensive income (loss)

Foreign currency translation adjustments amounted to loss of $0.5 and $0.4 million for the years ended June 30, 2020 and 2019, respectively. The balance sheet amounts with the exception of equity as of June 30, 2020 were translated at 7.0651 RMB to 1.00 USD as compared to 6.8650 RMB to 1.00 USD as of June 30, 2019. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended June 30, 2020 and 2019 were 7.0309 RMB to 1.00 USD and 6.8211 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

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

The following table presents our revenues by our service lines.

	For the Year ended June 30,
	2019		2018
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

IT consulting services	$61,755,355	95.1%	$47,159,651	96.4%	$14,595,704	30.9%
Customized IT solution services	3,041,482	4.7%	1,634,100	3.3%	1,407,382	86.1%
Other	136,100	0.2%	144,842	0.3%	(8,742)	(6.0)%
Total	$64,932,937	100.0%	$48,938,593	100.0%	$15,994,344	32.7%

Our total revenues increased by approximately $16.0 million, or 32.7%, to approximately $64.9 million for the fiscal year ended June 30, 2019 from approximately $48.9 million for the fiscal year ended June 30, 2018. The overall growth in our revenues reflects an increase in revenues from our IT consulting services and derived primarily from existing customers.

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

Liquidity and Capital Resources

As of June 30, 2020, we had cash and cash equivalents of approximately $12.7 million. Our current assets were approximately $40.5 million, and our current liabilities were approximately $16.5 million. Total shareholders’ equity as of June 30, 2020 was approximately $28.6 million. We believe that we will have sufficient working capital to operate our business for the next 12 months from the issuance date of this report.

Substantially all of our operations are conducted in China and all of our revenue, expenses, cash and cash equivalents are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of June 30, 2020, cash and cash equivalents of approximately $11,027,764, $940,854, $8,350, $516,816, $1,496, $58,789 and $98,051 were held by the Company and its subsidiaries in Mainland China, Singapore, Australia, Hong Kong, India, Malaysia and Japan, respectively. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. The Company plans to fund working capital through its operations, bank borrowings and additional capital contribution from shareholders. Our operating cash flow was positive for the year ended June 30, 2020. We have historically funded our working capital needs primarily from operations, advance payments from customers and loans from shareholders. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our sales contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended June 30,
	2020	2019	2018
Net cash provided by (used in) operating activities	$5,931,124	$401,107	$(4,772,610)
Net cash provided by (used in) investing activities	173,229	(3,862,360)	(492,672)
Net cash provided by financing activities	125,362	466,782	10,103,240
Effect of exchange rate change	(178,930)	(147,080)	90,360
Net increase (decrease) in cash	6,050,785	(3,141,551)	4,928,318
Cash and cash equivalents at the beginning of the year	6,601,335	9,742,886	4,814,568
Cash and cash equivalents at the end of the year	$12,652,120	$6,601,335	$9,742,886

Operating Activities

Net cash provided by operating activities was approximately $5.9 million in fiscal 2020, including net income of $3.1 million, adjusted for non-cash items of $4.4 million and negative adjustments for changes in operating assets and liabilities of $1.6 million. The adjustments for changes in operating assets and liabilities mainly included the increase in accounts receivable of $6.6 million due to increased sales in fiscal 2020. During fiscal 2020, our accounts receivable turnover was 91 days, stable with 99 days in fiscal 2019. The adjustments for changes in operating assets and liabilities also included offset with an increase in salaries and benefits payable of $3.6 million due to unpaid employee compensation and benefits, and an increase in accounts payable and other payables of $0.1 million in fiscal 2020.

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

Investing Activities

Net cash provided by investing activities was approximately $0.2 million in fiscal 2020, primarily due to our purchase of office equipment and furniture of $0.2 million, disposition of long term investment of $1.0 million, our business acquisition of $1.6 million and short-term investments of $1.1 million in fiscal 2020, to better manage opportunities and capitalize on the growth potential in the human resource related industry. In fiscal 2020, we paid $1,844,380 (2,496,000 Singapore dollars) and the Company’s common shares valued at $461,096 (624,000 Singapore dollars) for an 80% of equity interest in Ridik Pte. The Company also injected $0.14 million (RMB 1,000,000) in EMIT. The Company sold an 18.42% equity interest in CLPS Lihong for the consideration of $995,605 (RMB 7 million) to the third party.

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

Financing Activities

Net cash provided by financing activities was approximately $0.1 million in fiscal 2020. During the fiscal 2020, we had bank loans of approximately $3.8 million, repaid loans of approximately $3.9 million, and received the over-allotment proceeds of $0.2 million.

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

Capital Expenditures

The Company made capital expenditures of $0.2 million, $0.5 million and $0.2 million for the years ended June 30, 2020, 2019 and 2018, respectively. In these periods, our capital expenditures were mainly used for purchases of office equipment. The Company will continue to make capital expenditures to meet the expected growth of its business.

Impact of Inflation

We do not believe the impact of inflation on our company is material. Our operations are in China and China’s inflation rates have been relatively stable over the last two years: 2.1% in 2019 and 1.9% in 2018.

Contractual Obligations

The Company’s subsidiaries lease office spaces under various operating leases. Operating lease expense amounted to $944,645, $827,593 and $730,705 for the years ended June 30, 2020, 2019 and 2018, respectively. The following table sets forth our contractual obligations and commercial commitments as of June 30, 2020:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	More than 3 Years

Operating lease arrangements	$957,245	$775,891	$181,354	$-
Bank loans	2,183,793	2,161,239	22,554	-
Total	$3,141,038	$2,937,130	$203,908	$-

Subsequent Events

On July 27, 2020, the Company and a third-party company incorporated CLPS Guangdong Zhichuang Software Technology Co., Ltd. (“CLPS Guangdong Zhichuang”) in Shenzhen. The Company holds 10% of equity interest in CLPS Guangdong Zhichuang for $0.14 million (RMB 1,000,000). On August 13, 2020, the Company injected $28,571 (RMB 200,000) to CLPS Guangdong Zhichuang.

On August 28, 2020, the Company, the Chairman of the Company and a third-party incorporated CLPS Shenzhen Robotics Co. Ltd (“CLPS Shenzhen Robotics”) in Shenzhen. The Company holds 10% of equity interest in CLPS Shenzhen Robotics for $0.14 million (RMB 1,000,000). On September 15, 2020, the Company injected $147,451 (RMB1,000,000) to CLPS Shenzhen Robotics.

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

Revenue recognition

Effective July 1, 2019, the Company adopted Accounting Standards Update (ASU) 2014-09, Revenue from contracts with Customers (Topic 606) (“ASC 606”) using the modified retrospective approach, which requires the recognition of a cumulative-effect adjustment to retained earnings as of the date of adoption and applies the adoption only to contracts not completed as of July 1, 2019. Prior periods were not retrospectively adjusted. The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed.

The Company provides a comprehensive range of IT services and solutions, which primarily are on a time-and-expense basis, or fixed-price basis. Commencing on July 1, 2019, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those services.

The cumulative effect of initially applying the new revenue standard resulted in a decrease to opening retained earnings of $138,644, with the impact primarily related to the Company’s customized IT solution services. Under ASC 605, the IT solution services were recognized using the percentage of completion method of accounting; while under ASC 606, the IT solution services are recognized at a point in time when the control of service is obtained by the customer represented by the customer acceptance received by the Company. Whereas the Company has the enforceable right to payment for performance completed to date, revenue is recognized over time, using the output method.

Time-and-expense basis contracts

Prior to the adoption of ASC 606, revenues is considered realizable and earned in accordance with ASC 605 when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectability is reasonably assured. Accordingly, revenues from time-and-expense basis contracts are recognized as the related services are rendered assuming all other basic revenue recognition criteria are met. The Company is reimbursed for actual hours incurred at pre-agreed negotiated hourly billing rates. Customers may terminate the contracts at any time before the work is completed but are obligated to pay the actual service hours incurred through the termination date at the contract billing rates. Under ASC 606, the series of IT services are substantially the same from day to day, and each day of the service is considered to be distinct and separately identifiable as it benefits the customer daily. Further, the uncertainty related to the service consideration is resolved on a daily basis as the Company satisfies its obligation to perform IT service daily with enforceable right to payment for performance completed to date. Thus, revenue is recognized as service is performed and the customer simultaneously receives and consumes the benefits from the service daily.

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

Prior to the adoption of ASC 606, the Company recognizes revenue proportionally over the term of the contract in accordance with ASC 605. Revenue is recognized as the service is performed using the percentage of completion method of accounting, under which the total value of revenue is recognized on the basis of the percentage that total labor cost to date bears to the total expected labor costs. Under ASC 606, there are two performance obligations identified in the fixed-price basis contracts: the delivery of customized IT solution service and the completion of the PCS. The transaction price is allocated between the two performance obligations based on the relative standalone selling price, estimated using the cost plus method.

The Company recognizes revenue for the delivery of customized IT solution service at a point in time when the system is implemented and accepted by the customer. Where the Company has enforceable right to payment for performance completed to date, revenue is recognized over time, using the output method. Revenue for PCS is recognized ratably over time as the customer simultaneously receive and consume the benefits throughout the PCS period.

Differences between the timing of billings and the recognition of revenues are recorded as contract assets which is included in the Prepayments, deposits and other assets, net, or contract liabilities on the consolidated balance sheets. Contract assets are classified as current assets and the full balance is reclassified to accounts receivables when the right to payment becomes unconditional.

Costs incurred in advance of revenue recognition arising from direct and incremental staff costs in respect of services provided under the fixed fee contracts according to the customer’s requirements prior to the delivery of services are recorded as deferred contract costs which is included in the Prepayments, deposits and other assets, net on the consolidated balance sheets. Such deferred contract costs will be recognized upon the recognition of the related revenues.

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

Business combination

The Company accounts for all business combinations under the purchase method of accounting in accordance with ASC 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to net assets including separately identifiable assets and liabilities the Company acquired, based on their estimated fair value. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of the cost of the acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings. The Company adopted Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 802): Clarifying the Definition of a Business, in determining whether it has acquired a business from July 1, 2019 on a prospective basis and there was no material impact on the consolidated financial statements.

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

Goodwill

Goodwill represents the excess of the consideration over the fair value of the net assets acquired at the date of acquisition. Goodwill is not amortized but rather tested for impairment at least annually at the reporting unit level by applying a fair-value based test in accordance with accounting and disclosure requirements for goodwill. This test is performed by management annually or more frequently if the Company believes impairment indicators are present. The Company had only one reporting unit (that also represented the Company’s single operating segment) as of June 30, 2020 and 2019. Goodwill was allocated 100% to the single reporting unit as of June 30, 2020 and 2019. The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20, Intangibles - Goodwill and Other. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

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

No impairment loss was provided for the years ended June 30, 2020, 2019 and 2018.

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

No impairment loss was provided for the years ended June 30, 2020, 2019 and 2018.

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

The Company accounts for uncertainties in income taxes in accordance with ASC 740. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the consolidated statements of comprehensive income (loss) in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2020, 2019 and 2018. All of the tax returns of the Company’s subsidiaries in China remain subject to examination by the tax authorities for five years from the date of filing through year 2024, and the examination period was extended to 10 years for entities qualified as High and New Technology Enterprises (“HNTEs”) in 2018 and thereafter.

Warrants

The Company issued warrants to certain consultants and underwriters in May 2018 in connection with the closing of the IPO. The warrants carry a term of five years expiring in May 2023 and are exercisable during the five-year period. The warrants are classified as equity contracts and measured at the grant date fair value. Subsequent changes in fair value are not recognized as long as the contract continues to be classified in equity. The Company, with the assistance of an independent third party valuation firm, used the Black-Scholes pricing model to estimate the fair value of warrants. The determination of estimated fair value of warrants on the grant date was mainly affected by the Company’s stock price as well as assumptions regarding a number of subjective variables. These variables include the Company’s expected stock price volatility over the expected term of the awards, a risk-free interest rate and any expected dividends.

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

A change in any of the terms or conditions of share-based payment awards is accounted for as a modification of awards. The Company measures the incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified, based on the share price and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurred. For unvested awards, the Company recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth our executive officers and directors, their ages and the positions held by them, as of the date of this Annual Report:

Name	Age	Position
Xiao Feng Yang	57	Chairman of the Board
Raymond Ming Hui Lin	56	Chief Executive Officer and Director
Rui Yang	37	Acting Chief Financial Officer
Li Li	44	Chief Operating Officer
Jin He Shao(1)(4)	53	Independent Director
Zhao Hui Feng(3)	50	Independent Director
Kee Chong Seng(2)	68	Independent Director

(1)	Chair of the Audit Committee.

(2)	Chair of the Compensation Committee.

(3)	Chair of the Nominating Committee.

(4)	Audit Committee Financial Expert.

Xiao Feng Yang is the chairman of the board of the Company. Mr. Yang has over 20 years of executive management and operational experience in the IT services business. From October 2012 to August 2020, Mr. Yang served as chairman and president of CLPS. From April 2009 to October 2012, Mr. Yang served as deputy general manager of ADP China managing the service operations of HR BPO in China. Prior to 2002, Mr. Yang was the Human Resource Director of Phillips. Mr. Yang graduated from Tongji University, Shanghai, China, with a Bachelor’s degree in electrical engineering. Mr. Yang received his MBA degree both from Shanghai University of Finance and Webster University (US).

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

Rui Yang Ms. Yang has over 10 years of financial experiences in the financial and IT industry. Ms. Yang joined the Company in August 2015 as Vice President for finance controller. From December 2014 to August 2015, Ms. Yang served as financial analyst supervisor at Shanghai Origin International Logistics Co., Ltd. From February 2010 to July 2014, Ms. Yang served as senior financial analyst at Pactera Technology International Ltd. Ms. Yang holds a Bachelor’s Degree in Management from Northwest Agriculture and Forestry University and a Master’s Degree in Economics from Shanghai University of Finance and Economics. Ms. Yang holds the PRC Certified Public Accountant certificate.

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

Zhao Hui Feng is an independent director of the Company. From March 2017 to present, Mr. Feng has been the general manager at Dalian Wanda Commercial Properties Co., Ltd. From February 2016 to March 2017, Mr. Feng served as the founder and chief executive officer at Shanghai Gold Education Data System Ltd., Co. From December 2013 to January 2016, Mr. Feng served as the general manager and chief operating officer at Beijing Zhide Chuanghui Network Technology Inc. Mr. Feng received a Master’s Degree in Computer Science from Southern Illinois University and a Bachelor’s Degree in Computer Science and Technology from the University of Science and Technology of China.

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

B.	Compensation

Executive Compensation

The following table shows the annual compensation paid by us for the years ended June 30, 2020, 2019, and 2018.

Name/principal position	Year	Salary	Equity Compensation	All Other Compensation		Total Paid
Xiao Feng Yang, Chairman of the Board(1)	2020	$112,762	$—		$—	$112,762
	2019	$102,827	$—		$—	$102,827
	2018	$76,338	$—	$		$76,338

Raymond Ming Hui Lin, CEO and Director(2)	2020	$112,449	—		$—	$112,449
	2019	$104,718	$—		$—	$104,718
	2018	$57,225	$—	$		$57,225

Rui Yang, Acting CFO(3)	2020	$64,839	$—		$—	$64,839
	2019	$—	$—		$—	$—
	2018	$—	$—		$—	$—

Li Li, Chief Operating Officer(4)	2020	$150,594	$—		$—	$150,594
	2019	$—	$—		$—	$—
	2018	$—	$—		$—	$—

(1)	Appointed Chairman effective as of December 9, 2017 and President effective from December 9, 2017 to August 19, 2020.

(2)	Appointed Chief Executive Officer effective as of December 9, 2017.

(3)	Appointed Acting Chief Financial Officer effective as of November 1, 2019.

(4)	Appointed Chief Operating Officer effective as of June 2019.

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

On July 12, 2018, the Board of Directors approved, upon a recommendation of the Compensation Committee, several restricted stock grants to the members of executive management and the Board of the Company pursuant to the terms of the Plan. Specifically, the Company granted an aggregate of 671,469 RSUs to key employees and directors under the Plan. No grants were made in fiscal 2018. RSUs granted to key employees and directors generally have a term of three years, but are subject to earlier termination in connection with termination of continuous service to the Company. RSUs are valid for a period of 10 years from July 12, 2018 to July 11, 2028. RSUs vest one-third per year over a three-year period, with the first one third vesting on the grant date. As at the grant date of July 12, 2018, the weighted-average fair value per share was $12.22 and the estimated total fair value of the restricted shares granted was $8.2 million. Our 2017 Plan was automatically terminated upon the 2020 Plan’s taking effect.

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

Amendment of Award Agreements; Amendment and Termination of the Plan; Term of the Plan. The Committee may amend any award agreement at any time, provided that no amendment may adversely affect the right of any participant under any agreement in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or stock exchange rule. The Board may terminate, suspend or amend the 2019 Plan, in whole or in part, from time to time, without the approval of the shareholders, unless such approval is required by applicable law, regulation or stock exchange rule, and provided that no amendment may adversely affect the right of any participant under any outstanding award in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or rule of any stock exchange on which the shares are listed. Notwithstanding the foregoing, neither the Plan nor any outstanding award agreement can be amended in a way that results in the repricing of a stock option. Repricing is broadly defined to include reducing the exercise price of a stock option or cancelling a stock option in exchange for cash, other stock options with a lower exercise price or other stock awards. No awards may be granted under the 2019 Plan on or after the tenth anniversary of the effective date of the 2019 Plan. Our 2019 Plan was automatically terminated upon the 2020 Plan’s taking effect.

On April 3, 2020, our annual meeting of shareholders approved the 2020 Equity Incentive Plan (the “2020 Plan”). All of our employees, officers, and directors, and consultants are eligible to be granted options, restricted stock awards, stock unit awards, or stock appreciate rights (each, an “Award”) under the 2020 Plan. The 2020 Plan is currently administered by the Board, which has all the power to administer the 2020 Plan according to its terms, including the power to grant Awards, determine who may be granted Awards and the types and amounts of Awards to be granted, prescribe Award agreements, and establish programs for granting Awards. Awards may be made under the 2020 Plan for up to 11,011,663 of our common shares. 1,119,750 restricted shares have been granted under the 2020 Plan as of today.

The 2020 Plan is a stock-based compensation plan that provides for discretionary grants of, among others, stock options, stock awards and stock unit awards to employees, directors and consultants of the Company. The purpose of the 2020 Plan is to recognize contributions made to our company and its subsidiaries by such individuals and to provide them with additional incentive to achieve the objectives of our Company. The following is a summary of the 2020 Plan and is qualified by the full text of the 2020 Plan.

Administration. The 2020 Plan will be administered by our board of directors, or, once constituted, the Compensation Committee of the board of directors (we refer to body administering the 2020 Plan as the “Committee”).

Number of Shares of Common Shares. The number of common shares that may be issued under the 2020 Plan is 11,011,663. Shares issuable under the 2020 Plan may be authorized but unissued shares or treasury shares. If there is a lapse, forfeiture, expiration, termination or cancellation of any award made under the 2020 Plan for any reason, the shares subject to the award will again be available for issuance. Any shares subject to an award that are delivered to us by a participant, or withheld by us on behalf of a participant, as payment for an award or payment of withholding taxes due in connection with an award will not again be available for issuance, and all such shares will count toward the number of shares issued under the 2020 Plan. The number of common shares issuable under the 2020 Plan is subject to adjustment, in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the company or any similar corporate transaction. In each case, the Committee has the discretion to make adjustments it deems necessary to preserve the intended benefits under the 2020 Plan. No award granted under the 2020 Plan may be transferred, except by will, the laws of descent and distribution.

Eligibility. All employees, directors, and consultants of the Company are eligible to receive awards under the 2020 Plan.

Awards to Participants. The Plan provides for discretionary awards of, among others, stock options, stock awards, stock unit awards and stock appreciation rights to participants. Each award made under the 2020 Plan will be evidenced by a written award agreement specifying the terms and conditions of the award as determined by the Committee in its sole discretion, consistent with the terms of the 2020 Plan.

Stock Options. The Committee has the discretion to grant non-qualified stock options or incentive stock options to participants and to set the terms and conditions applicable to the options, including the type of option, the number of shares subject to the option and the vesting schedule; each option will expire ten years from the date of grant and no dividend equivalents may be paid with respect to stock options. The aggregate maximum number of shares as to which an Employee may receive Stock Options and Stock Appreciation Rights in any calendar year is 800,000, except that the aggregate maximum number of shares as to which an Employee may receive Stock Options and Stock Appreciation Rights in the calendar year in which such Employee begins employment with the Company or its Subsidiaries is 1,000,000.

Stock Awards. The Committee has the discretion to grant stock awards to participants. Shares granted under the 2020 Plan will be effective and exercisable as of the Company’s completion of our initial public offering of its securities and other terms, restrictions and qualifications that may be set forth in the individual grant agreements. Stock awards will consist of common shares granted without any consideration from the participant or shares sold to the participant for appropriate consideration as determined by the Board. The number of shares awarded to each participant, and the restrictions, terms and conditions of the award, will be at the discretion of the Committee. Subject to the restrictions, a participant will be a shareholder with respect to the shares awarded to him or her and will have the rights of a shareholder with respect to the shares, including the right to vote the shares and receive dividends on the shares; provided that dividends otherwise payable on any performance-based stock award will be held by us and will be paid to the holder of the stock award only to the extent the restrictions on such stock award lapse, and the Committee in its discretion can accumulate and hold such amounts payable on any other stock awards until the restrictions on the stock award lapse. The aggregate maximum number of shares that may be used for Stock Awards, Stock Bonus Awards and or Stock Unit Awards that may be granted to any employee in any calendar year is 800,000 or, in the event the award is settled in cash, an amount equal to the fair market value of such number of shares on the date on which the award is settled.

Stock Unit Awards. The Committee may, in its discretion, grant stock unit awards to any participant. Each stock unit subject to the Award shall entitle the participant to receive, on the date or the occurrence of an event (including the attainment of performance goals) as described in the stock unit award agreement, a Share or cash equal to the fair market value of a Share on the date of such event as provided in the stock unit award agreement.

Stock Appreciation Rights or SAR. The Committee may grant SARs to participants. Upon exercise, an SAR entitles the participant to receive from the Company the number of Shares having an aggregate fair market value equal to the excess of the fair market value of one Share as of the date on which the SAR is exercised over the exercise price, multiplied by the number of Shares with respect to which the SAR is being exercised. The Committee, in its discretion, shall be entitled to cause the Company to elect to settle any part or all of its obligations arising out of the exercise of an SAR by the payment of cash in lieu of all or part of the Shares it would otherwise be obligated to deliver in an amount equal to the fair market value of such Shares on the date of exercise. Cash shall be delivered in lieu of any fractional Shares. The terms and conditions of any such Award shall be determined at the time of grant.

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

Amendment of Award Agreements; Amendment and Termination of the 2020 Plan; Term of the 2020 Plan. The Committee may amend any award agreement at any time, provided that no amendment may adversely affect the right of any participant under any agreement in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or stock exchange rule. The Board may terminate, suspend or amend the 2020 Plan, in whole or in part, from time to time, without the approval of the shareholders, unless such approval is required by applicable law, regulation or stock exchange rule, and provided that no amendment may adversely affect the right of any participant under any outstanding award in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or rule of any stock exchange on which the shares are listed. Notwithstanding the foregoing, neither the 2020 Plan nor any outstanding award agreement can be amended in a way that results in the repricing of a stock option. Repricing is broadly defined to include reducing the exercise price of a stock option or cancelling a stock option in exchange for cash, other stock options with a lower exercise price or other stock awards. No awards may be granted under the 2020 Plan on or after the tenth anniversary of the effective date of the 2020 Plan.

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

Employment Agreements

Xiao Feng Yang Employment Agreement

On December 9, 2017, we entered into an employment agreement with Xiao Feng Yang pursuant to which he agreed to serve as our President. The agreement provides for an annual base salary of RMB144,000 and HK$566,472 (a total of approximately USD94,100) payable in accordance with the Company’s ordinary payroll practices. Under the terms of the agreement, commencing with the year ended June 30, 2018, Mr. Yang will be entitled to receive an annual cash bonus the extent and timing of which are to be determined by the Company’s Compensation Committee; Mr. Yang is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. This employment agreement was automatically terminated upon Mr. Yang’s resignation in August 2020. The Company has paid Mr. Yang any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the employment agreement.

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

Rui Yang Employment Agreement

On November 1, 2019, we entered into an employment agreement with Rui Yang pursuant to which she agreed to serve as our Acting Chief Financial Officer. The agreement provides for an annual salary of RMB420,000 (a total of approximately USD60,000) payable in accordance with the Company’s ordinary payroll practices. Under the terms of the agreement, commencing with the year ended June 30, 2020, Ms. Yang will be entitled to receive an annual cash bonus the extent and timing of which are to be determined by the Company’s Compensation Committee; she is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. The term of the agreement shall expire on October 2024, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of her salary through the date of her termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of her benefits under the agreement. If her employment is terminated at our election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by her for “good reason” (as defined in the agreement), Rui Yang shall be entitled to receive severance payments equal to 9 months’ of her base salary and a pro rata portion of her target annual bonus for the year when termination occurs. Rui Yang has agreed not to compete with us for 9 months after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Li Li Employment Agreement

On June 2019, we entered into an employment agreement with Li Li pursuant to which he agreed to serve as our Chief Operating Officer. The agreement provides an annual salary of RMB 360,000 and HK$273,600 (approximately US$85,200) and 12,000 shares of common stock to be granted in June 2020. Under the terms of the agreement, commencing with the year ended June 30, 2019, Li Li will be entitled to receive an annual cash bonus the extent and timing of which are to be determined by the Company’s Compensation Committee; he is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. The term of the agreement shall expire on June 2022; which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at our election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by him for “good reason” (as defined in the agreement), Li Li shall be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Li Li has agreed not to compete with us for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

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

There is no formal requirement under the Company’s memorandum and articles of association mandating that we hold an annual meeting of our shareholders. However, notwithstanding the foregoing, we intend to hold such annual meetings to, among other things, elect our directors. We plan to hold our next annual shareholders meeting on the first quarter of 2021.

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

Director Independence

Our board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Zhao Hui Feng, Jin He Shao, and Kee Chong Seng are “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

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

Our Audit Committee consists of Zhao Hui Feng, Jin He Shao, and Kee Chong Seng, with Mr. Shao serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our board has determined that Mr. Shao qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

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

Our Compensation Committee consists of Zhao Hui Feng, Jin He Shao, and Kee Chong Seng, with Mr. Kee serving as chair of the Compensation Committee. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

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

Our Nominating Committee consists of consists of Zhao Hui Feng, Jin He Shao, and Kee Chong Seng, with Mr. Feng serving as chair of the Nominating Committee. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

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

	2018	2019	2020
Number of Employees	1,655	2,085	2,746

E.	Share Ownership

See Item 7 below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

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

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of September 18, 2018 through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. None of the stockholders listed in the table are located in the United States and none of the common shares held by them are located in the United States. Applicable percentage ownership is based on 16,093,248 common shares outstanding as of October 15, 2020. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o CLPS Incorporation, c/o Unit 702, 7th Floor, Millennium City II, 378 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR.

Name of Beneficial Owner	Common Shares	Ownership% (1)

Xiao Feng Yang (2)(7)	5,343,773	33.21%
Raymond Ming Hui Lin (3)(6)(7)	5,664,595	35.24%
Rui Yang (4)(6)	67,793	*
Li Li(6)(8)	136,178	*
Jin He Shao (5)(7)	3,000	*

All directors and executive officers as a group (6 persons)	11,215,339	69.69%

Qinrui Ltd. (2)	4,976,000	30.92%
Qinhui Ltd. (3)	4,999,996	31.07%

5% or greater beneficial owners as a group	9,975,996	61.99%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.

(2)	A British Virgin Islands corporation with the mailing address of c/o Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG 1110, British Virgin Islands, with Xiao Feng Yang as its sole shareholder. As such, Mr. Yang is deemed to be the owner of all shares of the Company held by this entity. Also includes the vested portion of the restricted stock granted dated as of July 12, 2018. The total grant of 220,823 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant. Represents vested portion of the restricted stock granted dated as of May 6, 2020. The total grant of 250,000 common shares vests in whole immediately on the grant date of award.

(3)	A British Virgin Islands corporation with the mailing address of c/o Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG 1110, British Virgin Islands, with Raymond Ming Hui Lin as its sole shareholder. As such, Mr. Lin is deemed to be the owner of all shares of the Company held by this entity. Also includes the vested portion of the restricted stock granted dated as of July 12, 2018. The total grant of 220,823 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant. Represents vested portion of the restricted stock granted dated as of May 6, 2020. The total grant of 250,000 common shares vests in whole immediately on the grant date of award.

(4)	Represents 17,793 shares, which she purchased prior to the Company’s IPO, and the vested portion of the restricted stock granted dated as of May 6, 2020. The total grant of 50,000 common shares vests in whole immediately on the grant date of award.

(5)	Represents vested portion of the restricted stock granted dated as of July 12, 2018. The total grant of 3,000 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant.

(6)	Executive officer.

(7)	Director.

(8)	Represents 24,178 shares of the Company’s common stock owning by his wife prior to his joining the Company and the vested portion of the restricted stock granted dated as of June 11, 2019. The total grant of 12,000 common shares vests in one year after the date of award. Represents vested portion of the restricted stock granted dated as of May 6, 2020. The total grant of 100,000 common shares vests in whole immediately on the grant date of award.

As of October 15, 2020, there were 12 holders of record entered in our share register, of which no holders were U.S. residents. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

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

Other related party transactions:

(a)	Related party balances

The balances due to and due from related parties were as follows:

	As of June 30,
	2020	2019
Due from related parties:
Judge Asia	$-	$212,736
Mr. Raymond Ming Hui Lin	169,185	17,804
Total	$169,185	$230,540

Due from related parties mainly represents the expenses paid on behalf of the non-controlling interest shareholder of Judge China and advances to the Company’s CEO.

(b)	Related party transactions

		For the year ended,
		2020	2019	2018

a)	Consulting services provided to the related parties
	CareerWin Executive Search Co., Ltd (“CareerWin”)	$165,161	$-	$-

b)	Consulting services provided by the related parties
	CareerWin	$195,817	$-	$-
	EMIT	196,422	-	-
	Beijing Bright Technology Co., Ltd (“Beijing Bright”)	114,052	-	-
		$506,291	$-	$-
c)	Purchase of software from the related parties		-	-
	Beijing Bright	$50,988	$-	$-
	EMIT	12,896	-	-
		$63,884	$-	$-
d)	Loans provided to the related parties
	CLPS Lihong	$149,341	$820,982	$-
	EMIT	28,446	-	-
		$177,787	$820,982	$-
e)	Repayment of loans from the related parties
	CLPS Lihong	$149,341	$820,982	$-
	EMIT	28,446	-	-
		$177,787	$820,982	$-
f)	Interest income received from the related party
	CLPS Lihong	$$2,328	$33,096	$-

The CEO, the wife of the CEO, Chairman, and the wife of Chairman of the Company provided joint guarantee to the revolving credit facility entered by the Company with China Merchants Bank on June 22, 2018 and December 17, 2019.

Srustijeet Mishra, the non-controlling interest shareholder of Ridik Pte provided guarantee to a credit facility up to $86,071 (SGD 120,000) entered by the Company with Development Bank of Singapore on April 20, 2018.

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

The following table sets forth, for the calendar months indicated and through June 30, 2020, the monthly high and low sale prices for our shares, as reported on NASDAQ Stock Market. The closing price for the Company’s securities on October 15, 2020 was $3.09 per share.

	Shares
	High	Low

Monthly Highs and Lows
June 2020	$3.75	$1.83
July 2020	$3.69	$2.15
August 2020	$4.71	$2.40
September 2020	$3.90	$2.54

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our shares.

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

Documents concerning us that are referred to in this document may be inspected at c/o   Unit 702, 7th Floor, Millennium City II, 378 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR. In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB appreciated by 2.4% in fiscal 2018, depreciated by 3.7% in fiscal 2019 and depreciated by 2.9% in fiscal 2020, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Acting Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 (“Exchange Act”) Rules 13a-15(e) or 15d-15(e)) as of June 30, 2019 as required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15.

Based on that evaluation, management, including our Chief Executive Officer and Acting Chief Financial Officer, has concluded as of June 30, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Acting Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Acting Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2020. In making this assessment, management used the framework set forth in the report Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring.

It is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm perform an audit of our internal control over financial reporting, internal control deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our shares may be adversely impacted.”

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

To remediate our identified material weakness and improve our internal control over financial reporting, we have implemented a number of measures to address the material weakness. These measures include the following:

●	We have hired additional qualified accounting and financial reporting personal with U.S. GAAP and SEC reporting experience to strengthen our financial reporting capability;

●	We have sent our accounting and financial reporting personnel to continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations;

●	We have developed, communicated and implemented an accounting policy manual for its accounting and financial reporting personnel for recurring transactions and period-end closing processes;

●	We have established effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of the Company’s consolidated financial statements and related disclosures

As of June 30, 2020, based on an assessment performed by our management on the performance of the remediation measures described above, we determined that the material weakness previously identified in our internal control over financial reporting had been remediated.

Other than as described above, there were no changes in our internal control over financial reporting during the year ended June 30, 2020, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services billed by Friedman LLP for the periods indicated:

	June 30, 2019	June 30, 2018
	USD’000	USD’000
Audit Fees	$240	$170
Audit Related Fees	73	125
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$313	$295

Ernst & Young Hua Ming LLP (“EY”) has been appointed as the successor auditor, effective from December 21, 2018. The appointment of EY as the successor auditor has been approved by the chair of the Audit Committee of the Company’s Board of Directors.

The following table represents the approximate aggregate fees for services billed by Ernst & Young Hua Ming LLP for the period indicated:

	June 30, 2020	June 30, 2019
	USD’000	USD’000
Audit Fees	$341	$323
Audit Related Fees	5	10
Tax Fees	-	-
All Other Fees		-
Total Fees	$346	$333

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

No purchase of our securities was made by us or our affiliates in 2020.

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

The reports of Friedman on the Company’s consolidated financial statements as of June 30, 2018 and for the fiscal years ended June 30, 2018, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal year ended June 30, 2018 and the subsequent interim period through December 5, 2018, there were no (i) disagreements between us and Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Friedman would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Form 20-F Item 16F (a)(1)(v) other than the material weakness reported in our 2018 annual report on Form 20-F filed with the U.S. Securities and Exchange of Commission on September 25, 2018. Specifically, the material weaknesses identified as of June 30, 2018 were as follows:

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

During the year ended June 30, 2018 and the subsequent interim period through December 21, 2018, neither we nor anyone on behalf of us has consulted with Ernst & Young Hua Ming LLP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Ernst & Young Hua Ming LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

None.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

CLPS INCORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2020, 2019 AND 2018

CLPS INCORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of CLPS Incorporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CLPS Incorporation (the “Company”) as of June 30, 2020 and 2019, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the two years in the period ended June 30, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2020, in conformity with U.S. generally accepted accounting principles.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

October 22, 2020

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

New York, New York

September 25, 2018

CLPS INCORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars (“$”), except for number of shares)

		As of June 30,
	Note	2020	2019
ASSETS
Current assets
Cash and cash equivalents		$12,652,120	$6,601,335
Short-term investments		636,934	1,791,697
Accounts receivable, net	4	25,753,856	19,263,584
Escrow receivable	5	-	200,000
Prepayments, deposits and other assets, net	6	1,280,967	1,028,154
Prepaid income tax		15,780	630,790
Amounts due from related parties	13	169,185	230,540
Total Current Assets		$40,508,842	$29,746,100

Property and equipment, net	7	452,472	566,591
Intangible assets, net	8	1,144,579	427,769
Goodwill	9	2,118,700	447,790
Long-term investments	10	680,131	914,006
Prepayments, deposits and other assets, net	6	244,387	222,507
Deferred tax assets, net	14	203,247	338,221
Total Assets		$45,352,358	$32,662,984

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	11	$2,161,239	$2,184,996
Accounts payable and other current liabilities		489,043	196,832
Tax payables	14	1,426,614	915,629
Deferred subsidies		-	109,250
Deferred revenues		-	124,192
Contract liabilities		755,178	-
Salaries and benefits payable	12	11,522,268	7,735,487
Total current liabilities		$16,354,342	$11,266,386

Long-term bank loans	11	22,554	-
Deferred tax liabilities	14	163,163	-
Unrecognized tax benefits	14	194,939	-
Total Liabilities		$16,734,998	$11,266,386

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED BALANCE SHEETS - continued

(Amounts in U.S. dollars (“$”), except for number of shares)

		As of June 30,
	Note	2020	2019
Commitments and Contingencies	15

Shareholders’ Equity
Common stock, $0.0001 par value, 100,000,000 shares authorized; 15,930,330 shares issued and outstanding as of June 30, 2020; 13,913,201 shares issued and outstanding as of June 30, 2019*	19	1,593	1,391
Additional paid-in capital	19	28,586,048	24,276,622
Statutory reserves	19	2,803,811	1,833,802
Accumulated deficits		(2,680,143)	(4,509,729)
Accumulated other comprehensive loss		(1,362,665)	(813,650)

Total CLPS Incorporation’s Shareholders’ Equity		27,348,644	20,788,436

Non-controlling Interests	19	1,268,716	608,162

Total Shareholders’ Equity		28,617,360	21,396,598

Total Liabilities and Shareholders’ Equity		$45,352,358	$32,662,984

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance (Note 19).

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED statements of COMPREHENSIVE INCOME (Loss)

(Amounts in U.S. dollars (“$”), except for number of shares)

		For the years ended June 30,
	Note	2020	2019	2018

Revenues		$89,415,798	$64,932,937	$48,938,593
Less: Cost of revenues		(58,296,097)	(41,178,356)	(31,277,255)
Gross profit		31,119,701	23,754,581	17,661,338

Operating expenses:
Selling and marketing expenses		3,059,877	2,179,029	2,225,702
Research and development expenses		10,436,975	7,978,883	7,837,873
General and administrative expenses		16,343,936	17,384,393	5,871,622
Total operating expenses		29,840,788	27,542,305	15,935,197
Income (loss) from operations		1,278,913	(3,787,724)	1,726,141
Subsidies and other income, net		2,535,868	779,508	960,784
Other expenses		(107,322)	(92,429)	(84,155)

Income (loss) before income tax and share of income (loss) in equity investees		3,707,459	(3,100,645)	2,602,770
Provision (benefits) for income taxes	14	835,444	186,615	(112,128)
Income (loss) before share of income (loss) in equity investees		2,872,015	(3,287,260)	2,714,898
Share of income (loss) in equity investees, net of tax		207,363	(145,329)	-
Net income (loss)		3,079,378	(3,432,589)	2,714,898
Less: Net income (loss) attributable to non-controlling interest		141,139	(162,813)	280,435
Net income (loss) attributable to CLPS Incorporation’s shareholders		$2,938,239	$(3,269,776)	$2,434,463

Other comprehensive (loss) income
Foreign currency translation (loss) gain		$(571,943)	$(429,348)	$55,793
Less: foreign currency translation (loss) gain attributable to non-controlling interests		(22,928)	(17,375)	10,200
Other comprehensive (loss) gain attributable to CLPS Incorporation’s shareholders		$(549,015)	$(411,973)	$45,593

Comprehensive income (loss) attributable to CLPS Incorporation shareholders		$2,389,224	$(3,681,749)	$2,480,056
Non-controlling interests		118,211	(180,188)	290,635
		$2,507,435	$(3,861,937)	$2,770,691

Basic earnings (loss) per common share*	16	$0.20	$(0.24)	$0.21
Weighted average number of share outstanding – basic		14,689,224	13,843,764	11,517,123
Diluted earnings (loss) per common share*	16	$0.20	$(0.24)	$0.21
Weighted average number of share outstanding – diluted		14,692,299	13,843,764	11,636,367

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance (Note 19).

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2020, 2019 AND 2018

(Amounts in U.S. dollars (“$”), except for number of shares)

							Accumulated
				Additional			Other	Non-
		Common Share		Paid-in	Statutory	Accumulated	Comprehensive	Controlling
	Note	Shares*	Amount	Capital	Surplus	Deficits	Loss	Interests	Total
Balance at July 1, 2017		11,290,000	1,129	7,120,943	680,671	(2,521,285)	(447,270)	477,110	5,311,298
Net proceeds from Initial Public Offering (“IPO”), net of issuance costs	19	2,000,000	200	9,549,319	-	-	-	-	9,549,519
Net proceeds from over- allotment, net of issuance costs	19	300,000	30	1,472,562	-	-	-	-	1,472,592
IPO issuance costs		-	-	(362,925)	-	-	-	-	(362,925)
Purchase of subsidiaries’ shares from non-controlling interests	19	-	-	(494,356)	-	-	-	(91,533)	(585,889)
Public offering warrants	17	-	-	612,223	-	-	-	-	612,223
Warrants issued in connection with IPO	17	-	-	(612,223)	-	-	-	-	(612,223)
Non-controlling interests through an acquisition		-	-	-	-	-	-	70	70
Net income for the year		-	-	-	-	2,434,463	-	280,435	2,714,898
Appropriation of statutory reserve		-	-	-	437,796	(437,796)	-	-	-
Foreign currency translation adjustments		-	-	-	-	-	45,593	10,200	55,793
Balance at June 30, 2018		13,590,000	1,359	17,285,543	1,118,467	(524,618)	(401,677)	676,282	18,155,356
Stock-based compensation	18	223,821	22	7,016,089	-	-	-	-	7,016,111
Exercise of warrants	17	99,380	10	(10)	-	-	-	-	-
Non-controlling interests through an acquisition	3	-	-	-	-	-	-	64,879	64,879
Sale of subsidiaries’ shares to non-controlling interests		-	-	-	-	-	-	47,189	47,189
Net loss for the year		-	-	-	-	(3,269,776)	-	(162,813)	(3,432,589)
Appropriation of statutory reserve	19	-	-	-	715,335	(715,335)	-	-	-
Foreign currency translation adjustments		-	-	-	-	-	(411,973)	(17,375)	(429,348)
Other		-	-	(25,000)	-	-	-	-	(25,000)
Balance at June 30, 2019		13,913,201	1,391	24,276,622	1,833,802	(4,509,729)	(813,650)	608,162	21,396,598
Cumulative effect of adopting ASC 606	2	-	-	-	-	(138,644)	-	-	(138,644)
Purchase of subsidiaries’ shares from non-controlling interests shareholders	19	100,000	10	(131,002)	-	-	-	130,992	-
Stock-based compensation expenses		-	-	4,004,080	-	-	-	-	4,004,080
Exercise of share options and vesting of restricted shares	18	1,830,514	183	(183)	-	-	-	-	-
Acquisition of subsidiaries	3	86,615	9	436,531	-	-	-	411,351	847,891
Net income for the year		-	-	-	-	2,938,239	-	141,139	3,079,378
Appropriation of statutory reserve		-	-	-	970,009	(970,009)	-	-	-
Foreign currency translation adjustments		-	-	-	-	-	(549,015)	(22,928)	(571,943)
Balance at June 30, 2020		$15,930,330	$1,593	$28,586,048	$2,803,811	$(2,680,143)	$(1,362,665)	$1,268,716	$28,617,360

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance (Note 19).

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the years ended June 30,
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$3,079,378	$(3,432,589)	$2,714,898
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Share-based compensation	4,004,080	7,016,089	-
Depreciation and amortization	593,173	403,700	206,169
Deferred tax expenses (benefits)	172,740	100,109	(208,051)
Remeasurement loss of the previously held equity interest	-	19,682	-
Gain on disposal of a long-term investment	(433,490)	-	-
Share of (income) loss in equity investees, net of tax	(207,363)	145,329	8,684
Gain on disposal of subsidiaries	-	(57,588)	-
Provision (reversal of) for doubtful accounts	231,133	(70,893)	96,904
Loss from disposal of property and equipment	633	9,689	1,957
Changes in assets and liabilities:
Accounts receivable	(6,603,589)	(3,055,040)	(9,753,685)
Prepayment, deposits and other assets	206,054	(37,026)	(613,277)
Prepaid income tax	615,010	(442,498)	(33,225)
Accounts payable and other current liabilities	146,362	(842,910)	592,477
Contract liabilities	69,278	-	-
Tax payables	408,007	102,408	251,627
Deferred subsidies	(109,250)	(27,138)	11,945
Deferred revenue	-	(69,241)	102,077
Salaries and benefits payable	3,564,029	639,024	1,848,890
Unrecognized tax benefits	194,939	-	-
Net cash provided by (used in) operating activities	5,931,124	401,107	(4,772,610)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(167,701)	(499,554)	(231,226)
Acquisition of intangible assets	(63,855)	-	-
Payments for business acquisitions	(2,031,563)	(487,061)	(107,654)
Cash acquired from acquisitions	474,653	85,999	-
Acquisition of long-term investments	(143,299)	(1,093,274)	(153,792)
Disposition of a long-term investment	995,605	-	-
Disposition of subsidiaries	-	(65,242)	-
Maturities (purchases) of short-term investments	1,109,389	(1,803,228)	-
Repayments from a related party	177,787	820,982	-
Loans provided to a related party	(177,787)	(820,982)	-
Net cash provided by (used in) investing activities	173,229	(3,862,360)	(492,672)

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the years ended June 30,
	2020	2019	2018
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	3,821,602	3,641,661	5,659,536
Repayments of short-term bank loans	(3,896,240)	(3,918,427)	(3,060,456)
Capital contributions from IPO and over-allotment, net	-	1,472,592	11,022,111
Escrow receivable	200,000	-	(200,000)
Due from underwriters on the over-allotment	-	-	(1,472,592)
Cash paid for issuance cost of IPO	-	-	(283,092)
Purchase of non-controlling interests	-	(582,440)	-
Amounts due from related parties	-	-	(12,941)
Amounts due to related parties	-	(146,604)	(936,338)
Dividend paid	-	-	(612,988)
Net cash provided by financing activities	125,362	466,782	10,103,240

Effect of exchange rate changes on cash	(178,930)	(147,080)	90,360

Net increase (decrease) in cash	6,050,785	(3,141,551)	4,928,318
Cash and cash equivalents, at the beginning of the year	$6,601,335	$9,742,886	$4,814,568

Cash, cash equivalents at the end of the year	$12,652,120	$6,601,335	$9,742,886

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$1,169,717	$768,956	$325,609
Interest paid	$89,503	$69,602	$74,754

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES:
Payable for business acquisition and purchase of non-controlling interests	$-	$-	$584,040
Payable for a long-term investment	$-	$-	$151,539
Capital contribution from non-controlling shareholders	$-	$-	$70
Prepaid for issuance costs of IPO in the previous year	$-	$-	$79,833

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

CLPS Incorporation (“CLPS” or the “Company”), is a company that was established under the laws of the Cayman Islands on May 11, 2017 as a holding company. The Company, through its subsidiaries, designs, builds, and delivers IT services, solutions and product services. The Company customizes its services to specific industries with customer service teams typically based on-site at the customer locations. The Company’s solutions enable its clients to meet the changing demands in an increasingly global, internet-driven, and competitive marketplace. Mr. Xiao Feng Yang, the Company’s Chairman of the Board, together with Mr. Raymond Ming Hui Lin, the Company’s Chief Executive Officer (“CEO”) are the controlling shareholders of the Company (the “controlling shareholder”). On June 8, 2018, the Company completed its initial public offering (“IPO”) on the Nasdaq Capital Market (Note 19).

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

CLIVST is a subsidiary of Qinheng. FDT-CL, a former subsidiary of Qinheng ceased operation and deregistered on March 15, 2019. JQ Technology Co., Limited (“JQ”) and JIALIN Technology Limited (“JL”) were subsidiaries of Qiner beginning from October 17, 2017 and were sold in November, 2018. CLPS Dalian Co., Ltd. (“CLPS Dalian”), CLPS Ruicheng Co., Ltd. (“CLPS RC”), CLPS Beijing Hengtong Co., Ltd. (“CLPS Beijing”), CLPS Technology (Singapore) Pte. Ltd. (“CLPS SG”), CLPS Ridik Technology (Australia) Pty Ltd. (“CLPS Ridik AU”), CLPS Technology (Hong Kong) Co., Limited (“CLPS Hong Kong”), Judge (Shanghai) Co., Ltd (“Judge China”), Judge (Shanghai) Human Resource Co., Ltd (“Judge HR”), CLPS Shenzhen Co., Ltd. (“CLPS Shenzhen”) and CLPS Guangzhou Co., Ltd. (“CLPS Guangzhou”) are all subsidiaries of CLPS Shanghai.

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS - continued

Details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation/ Acquisition	Place of Incorporation	% of Equity Ownership	Principal Activities
Qiner Co., Limited (“Qiner”)	Incorporated on April 21, 2017	Hong Kong, China	100%	Holding Company
Qinheng Co., Limited (“Qinheng”)	Incorporated on June 9, 2017	Hong Kong, China	100%	Holding Company
CLIVST Ltd. (“CLIVST”)	Incorporated on July 25, 2017	British Virgin Islands	100%	Holding Company
Shanghai Qincheng Information Technology Co., Ltd. (“CLPS QC” or “WOFE”)	Incorporated on August 4, 2017	Shanghai, China	100%	Holding Company
ChinaLink Professional Service Co., Ltd. (“CLPS Shanghai”)	Incorporated on August 30, 2005	Shanghai, China	100%	Software development
CLPS Dalian Co., Ltd. (“CLPS Dalian”)	Incorporated on May 25, 2011	Dalian, China	100%	Software development
CLPS Ruicheng Co., Ltd. (“CLPS RC”)	Incorporated on June 26, 2013	Shanghai, China	100%	Software development
CLPS Beijing Hengtong Co., Ltd (“CLPS Beijing”)	Incorporated on March 30, 2015	Beijing, China	100%	Software development
CLPS Technology (Singapore) Pte. Ltd. (“CLPS SG”)	Incorporated on August 18, 2015	Singapore	100%	Software development
CLPS-Ridik Technology (Australia) Pty Ltd. (formerly CLPS Technology (Australia) Pty Ltd.) (“CLPS-Ridik AU”)	Incorporated on November 10, 2015	Australia	100%	Software development
CLPS Technology (Hong Kong) Co., Limited (“CLPS Hong Kong”)	Incorporated on January 7, 2016	Hong Kong, China	100%	Software development
Judge (Shanghai) Co., Ltd. (“Judge China”)	Acquired on November 9, 2016	Shanghai, China	60%	Software development
Judge (Shanghai) Human Resource Co., Ltd. (“Judge HR”)	Acquired on November 9, 2016	Shanghai, China	42%	Software development
CLPS Shenzhen Co., Ltd. (“CLPS Shenzhen”)	Incorporated on April 7, 2017	Shenzhen, China	100%	Software development
CLPS Guangzhou Co., Ltd. (“CLPS Guangzhou”)	Incorporated on September 27, 2017	Guangzhou, China	100%	Software development
CLPS Technology (US) Ltd. (“CLPS US”)	Incorporated on June 5, 2018	Delaware, USA	100%	Software development
Infogain Solutions PTE. Ltd. (“Infogain”)	Acquired on August 20, 2018	Singapore	80%	Software development
Tianjin Huanyu Qinshang Network Technology Co., Ltd. (“Huanyu”)	Acquired on May 24, 2019	Tianjin, China	100%	Network technology
CLPS Hangzhou Co. Ltd. (“CLPS Hangzhou”)	Incorporated on July 31, 2019	Hangzhou, China	100%	Software development
CLPS Technology Japan (“CLPS Japan”)	Incorporated on September 13, 2019	Japan	100%	Software development
Ridik Pte. Ltd. (“Ridik Pte.”)	Acquired on September 26, 2019	Singapore	80%	Software development
Ridik Sdn. Bhd. (“Ridik Sdn.”)	Acquired on September 26, 2019	Malaysia	80%	Software development
Ridik Software Solutions Pte. Ltd. (“Ridik Software Pte.”)	Acquired on September 26, 2019	Singapore	80%	Software development
Ridik Software Solutions Ltd. (“Ridik Software”)	Acquired on September 26, 2019	UK	80%	Software development
Suzhou Ridik Information Technology Co., Ltd. (“Suzhou Ridik”)	Incorporated on October 18, 2019	Suzhou, China	80%	Software development
Qinson Credit Card Services Limited (“Qinson”)	Incorporated on December 31, 2019	Hong Kong, China	100%	Software development
CLPS Technology (California) Inc. (“CLPS California”)	Incorporated on January 2, 2020	California, USA	100%	Software development
Ridik Consulting Private Limited (“Ridik Consulting”)	Acquired on January 6, 2020	India	80%	Software development

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

Use of estimates and assumptions

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, valuation of accounts receivable, prepayments, deposits and other assets, useful lives of property and equipment and intangible assets, goodwill impairment, the impairment of long-lived assets and investments, purchase price allocation for business combination, relative standalone selling price of the performance obligations in the IT solution services, provision for accrued expenses and other current liabilities, valuation allowance of deferred tax assets, provision for uncertain tax positions, fair value measurements of equity investments without readily determinable fair values and valuation for warrants and share-based compensation. Actual results could differ from those estimates.

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than twelve months, are classified as short-term investments. Short-term investments represent investments in wealth management products placed with certain financial institutions. The principal amounts of these products are not guaranteed. The Company classifies these wealth management products as “trading”. Dividend and interest income are included in earnings. Any realized gains or losses on the sale of the short-term investments, are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments

The Company’s long-term investments consist of equity-method investments and equity investments without readily determinable fair values.

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Topic 323, Investments-Equity Method and Joint Ventures (“ASC 323”). The share of earnings or losses of the investee are recognized in the consolidated statements of comprehensive income. Equity method adjustments include the Company’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Company’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. The Company assesses its equity investment for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information. Any gain or loss from the disposition of the equity method investments is included in the consolidated statements of comprehensive income equal to difference between the proceeds the Company receives and the carrying amounts of the investment disposed.

For equity investments without readily determinable fair values, the Company elects to use the measurement alternative in accordance with ASC Topic 321, Investments-Equity securities (“ASC 321”) to measure such investments at cost minus impairment adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer as of the date that the observable transaction occurred. These investments are measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the amount by which the carrying value exceeds the fair value of the investment. For the year ended June 30, 2020, no such investment was remeasured and accordingly no unrealized gains (losses) was recognized.

No impairment loss was recognized in any of the periods presented.

Business combination

The Company accounts for all business combinations under the purchase method of accounting in accordance with ASC 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to net assets including separately identifiable assets and liabilities the Company acquired, based on their estimated fair value. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of the cost of the acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings. The Company adopted Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 802): Clarifying the Definition of a Business, in determining whether it has acquired a business from July 1, 2019 on a prospective basis and there was no material impact on the consolidated financial statements.

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

Property and equipment, net

Property and equipment, net, are stated at cost less accumulated depreciation. The straight-line method is used to compute depreciation over the estimated useful lives of the assets, as follows:

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

Direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.

Intangible assets, net

Intangible assets, net, are carried at cost less accumulated amortization and any recorded impairment. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion, and are measured at fair value upon acquisition.

Amortization is computed using the straight-line method over the following estimated useful lives:

Useful life
Customer contracts	3 – 10 years
Customer relationship	3 – 10 years
Software	5 years

The Company does not have any indefinite-lived intangibles other than goodwill.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill

Goodwill represents the excess of the consideration over the fair value of the net assets acquired at the date of acquisition. Goodwill is not amortized but rather tested for impairment at least annually at the reporting unit level by applying a fair-value based test in accordance with accounting and disclosure requirements for goodwill. This test is performed by management annually or more frequently if the Company believes impairment indicators are present. The Company had only one reporting unit (that also represented the Company’s single operating segment) as of June 30, 2020 and 2019. Goodwill was allocated 100% to the single reporting unit as of June 30, 2020 and 2019. The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20, Intangibles - Goodwill and Other. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

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

No impairment loss was provided for the years ended June 30, 2020, 2019 and 2018.

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

No impairment loss was provided for the years ended June 30, 2020, 2019 and 2018.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

Effective July 1, 2019, the Company adopted ASU 2014-09, Revenue from contracts with Customers (Topic 606) (“ASC 606”) using the modified retrospective approach, which requires the recognition of a cumulative-effect adjustment to retained earnings as of the date of adoption and applies the adoption only to contracts not completed as of July 1, 2019. Prior periods were not retrospectively adjusted. The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed.

The Company provides a comprehensive range of IT services and solutions, which primarily are on a time-and-expense basis, or fixed-price basis. Commencing on July 1, 2019, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those services.

The cumulative effect of initially applying the new revenue standard resulted in a decrease to opening retained earnings of $138,644, with the impact primarily related to the Company’s customized IT solution services. Under ASC 605, the IT solution services were recognized using the percentage of completion method of accounting; while under ASC 606, the IT solution services are recognized at a point in time when the control of service is obtained by the customer represented by the customer acceptance received by the Company. Whereas the Company has the enforceable right to payment for performance completed to date, revenue is recognized over time, using the output method.

The effect of the adoption of ASC 606 as of June 30, 2019 was as follows:

	As of June 30, 2019
Consolidated balance sheet	As previously reported	Balances under ASC 606	Effect of change higher/(lower)
Current assets
Prepayments, deposits and other assets, net	$1,028,154	$1,405,004	$376,850
Non-current assets
Deferred tax assets, net	$338,221	$384,435	$46,214
Current liabilities
Deferred revenues	$124,192	$-	$(124,192)
Contract liabilities	$-	$685,900	$685,900
Shareholders’ equity
Accumulated deficits	$(4,509,729)	$(4,648,373)	$(138,644)

The effect of the adoption of ASC 606 for the current year was as follows:

	Year ended June 30, 2020
Consolidated statement of comprehensive income	Balances under ASC 606 (As reported)	Balances under ASC 605	Effect of change higher/(lower)
Revenues	$89,415,798	$88,986,532	$429,266
Cost of revenues	$(58,296,097)	$(57,937,842)	$(358,255)
Income (loss) before income tax and share of income (loss) in equity investees	$3,707,459	$3,636,448	$71,011
Provision (benefits) for income taxes	$835,444	$824,792	$10,652
Income (loss) before share of income (loss) in equity investees	$2,872,015	$2,811,656	$60,359
Net income (loss)	$3,079,378	$3,019,019	$60,359
Net income (loss) attributable to CLPS Incorporation’s shareholders	$2,938,239	$2,877,880	$60,359
Basic earnings per common share	$0.20	$0.20	$-
Diluted earnings per common share	$0.20	$0.20	$-

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition (continued)

	As of June 30, 2020
Consolidated balance sheet	Balances under ASC 606 (As reported)	Balances under ASC 605	Effect of change higher/(lower)
Current assets
Prepayments, deposits and other assets, net	$1,280,967	$1,235,174	$45,793
Non-current Assets
Deferred tax assets	$203,247	$167,685	$35,562
Current liabilities
Deferred revenue	$-	$595,538	$(595,538)
Contract liabilities	$755,178	$-	$755,178
Shareholders’ equity
Accumulated deficits	$(2,680,143)	$(2,601,858)	$(78,285)

The Company’s revenue recognition policies effective on the adoption date of ASC 606 are as follows:

Time-and-expense basis contracts

Prior to the adoption of ASC 606, revenues is considered realizable and earned in accordance with ASC 605 when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectability is reasonably assured. Accordingly, revenues from time-and-expense basis contracts are recognized as the related services are rendered assuming all other basic revenue recognition criteria are met. The Company is reimbursed for actual hours incurred at pre-agreed negotiated hourly billing rates. Customers may terminate the contracts at any time before the work is completed but are obligated to pay the actual service hours incurred through the termination date at the contract billing rates. Under ASC 606, the series of IT services are substantially the same from day to day, and each day of the service is considered to be distinct and separately identifiable as it benefits the customer daily. Further, the uncertainty related to the service consideration is resolved on a daily basis as the Company satisfies its obligation to perform IT service daily with enforceable right to payment for performance completed to date. Thus, revenue is recognized as service is performed and the customer simultaneously receives and consumes the benefits from the service daily.

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition (continued)

Prior to the adoption of ASC 606, the Company recognizes revenue proportionally over the term of the contract in accordance with ASC 605. Revenue is recognized as the service is performed using the percentage of completion method of accounting, under which the total value of revenue is recognized on the basis of the percentage that total labor cost to date bears to the total expected labor costs. Under ASC 606, there are two performance obligations identified in the fixed-price basis contracts: the delivery of customized IT solution service and the completion of the PCS. The transaction price is allocated between the two performance obligations based on the relative standalone selling price, estimated using the cost plus method.

The Company recognizes revenue for the delivery of customized IT solution service at a point in time when the system is implemented and accepted by the customer. Where the Company has enforceable right to payment for performance completed to date, revenue is recognized over time, using the output method. Revenue for PCS is recognized ratably over time as the customer simultaneously receive and consume the benefits throughout the PCS period.

Differences between the timing of billings and the recognition of revenues are recorded as contract assets which is included in the prepayments, deposits and other assets, net, or contract liabilities on the consolidated balance sheets. Contract assets are classified as current assets and the full balance is reclassified to accounts receivables when the right to payment becomes unconditional.

The opening and closing balances of contract assets arising from contracts with customers as of June 30, 2020 were nil and $233,149, respectively, and the opening and closing balances of deferred contract costs arising from contracts with customers as of June 30, 2020 were $477,359 and $106,734. The opening and closing balances of contract liabilities arising from contracts with customers as of June 30, 2020 were $685,900 and $755,178, respectively. Revenue recognized in the year ended June 30, 2020 that was included in the contract liability balance at the beginning of the period was $631,851. This revenue was driven primarily by IT solution service performance obligations being satisfied.

Costs incurred in advance of revenue recognition arising from direct and incremental staff costs in respect of services provided under the fixed fee contracts according to the customer’s requirements prior to the delivery of services are recorded as deferred contract costs which is included in the prepayments, deposits and other assets, net on the consolidated balance sheets. Such deferred contract costs are recognized upon the recognition of the related revenues.

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

Research and development expenses

Research and development expenses are incurred in the development of new software modules and products in conjunction with anticipated customer projects.  Technological feasibility for the Company’s software products is reached before the products are released for sale.  To date, expenditures incurred after technological feasibility was established and prior to completion of software development have not been material, and accordingly, the Company has expensed all costs when incurred.

Government subsidies

Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Company also receives government subsidies related to government sponsored projects, and records such government subsidies as a liability when it is received. The Company records government subsidies as other income when there is no further performance obligation.

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

The Company accounts for uncertainties in income taxes in accordance with ASC 740. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the consolidated statements of comprehensive income (loss) in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2020, 2019 and 2018. All of the tax returns of the Company’s subsidiaries in China remain subject to examination by the tax authorities for five years from the date of filing through year 2024, and the examination period was extended to 10 years for entities qualified as High and New Technology Enterprises (“HNTEs”) in 2018 and thereafter.

Warrants

The Company issued warrants to certain consultants and underwriters in May 2018 in connection with the closing of the IPO. The warrants carry a term of five years expiring in May 2023 and are exercisable during the five-year period. The warrants are classified as equity contracts and measured at the grant date fair value. Subsequent changes in fair value are not recognized as long as the contract continues to be classified in equity. The Company, with the assistance of an independent third-party valuation firm, used the Black-Scholes pricing model to estimate the fair value of warrants. The determination of estimated fair value of warrants on the grant date was mainly affected by the Company’s stock price as well as assumptions regarding a number of subjective variables. These variables include the Company’s expected stock price volatility over the expected term of the awards, a risk-free interest rate and any expected dividends.

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

A change in any of the terms or conditions of share-based payment awards is accounted for as a modification of awards. The Company measures the incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified, based on the share price and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurred. For unvested awards, the Company recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

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

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates as set forth in the H.10 statistical release of the U.S. Federal Reserve Board prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet dates. Non-monetary items that are measured in terms of historical costs in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive income (loss).

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value of financial instruments (continued)

Financial instruments of the Company primarily consist of cash and cash equivalents, short-term investments, accounts receivable, escrow receivable, amounts due from related parties, equity investments without readily determinable fair values, accounts payable and other current liabilities, short-term bank loans and long-term bank loans. The carrying amounts of these financial instruments, except for short-term investments, equity investments without readily determinable fair values and long-term bank loans approximate their fair values because of their generally short maturities.

The fair value of the Company’s trading securities is measured using the income approach, based on quoted market interest rates of similar instruments and other significant inputs derived from or corroborated by observable market data.

The carrying amount of long-term bank loans approximates its fair value due to the fact that the related interest rates approximate market rates for similar debt instruments of comparable maturities.

The Company measures equity investments without readily determinable fair values and elected to use the measurement alternative at fair value on a nonrecurring basis, in the cases of an impairment charge is recognized, fair value of an investment is remeasured in an acquisition/a disposal, and an orderly transaction for identical or similar investments of the same issuer is identified. The non-recurring fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Company. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as volatility of comparable companies and probability of exit events as it relates to liquidation and redemption preferences.

	Fair Value Measurements as of June 30, 2020
	Quoted Price in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)
Fair value measurements
Recurring
Short-term investments
Trading securities	$-	$636,934	$-

	Fair Value Measurements as of June 30, 2019
	Quoted Price in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)
Fair value measurements
Recurring
Short-term investments
Trading securities	$-	$1,791,697	$-

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value of financial instruments (continued)

For the year ended June 30, 2020, the Company recognized nil gain or loss for the equity investments using the measurement alternative. As of June 30, 2019, the Company had no financial assets and liabilities measured and recorded at fair value on a non-recurring basis.

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

Concentrations and risks

- Foreign currency risk

A majority of the Company’s expense transactions are denominated in Renminbi (“RMB”) and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Remittances in currencies other than RMB by the Company in China must be processed through the People’s Bank of China (“PBOC”) or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The functional currency for the Company’s PRC subsidiaries is the RMB, and the financial statements are presented in U.S. dollars. The RMB appreciated by 2.4% in fiscal 2018, depreciated by 3.7% in fiscal 2019 and depreciated by 2.9% in fiscal 2020, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the majority of the Company’s assets, liabilities, revenues and costs are denominated in RMB.

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

- Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, account receivables, escrow receivable, note receivables, amounts due from related parties and equity investments without readily determined fair values. As of June 30, 2020 and 2019, $11,027,764 and $1,891,584 of the Company’s cash and cash equivalents was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. As of June 30, 2020, the Company and its subsidiaries had $11,027,764, $940,854, $8,350, $516,816, $1,496, $58,789 and $98,051 of cash and cash equivalents on deposit at financial institutions in mainland China, Singapore, Australia, Hong Kong, India, Malaysia and Japan, respectively. As of June 30, 2019, the Company had $450,388, $25,444 and $4,233,919 of cash and cash equivalents on deposit at financial institutions in Singapore, Australia and Hong Kong, respectively. The Company continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

The Company conducts credit evaluations on its customers and generally does not require collateral or other security from such customers. The Company periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

- Significant customers

For the years ended June 30, 2020, 2019 and 2018, one customer with its affiliates accounted for 21.5%, 25.7% and 30.8% of the Company’s total revenues, respectively. For the years ended June 30, 2020 and 2019, one customer and its affiliates accounted for 30.1% and 30.0% of the Company’s total accounts receivable balance, respectively.

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

In February 2016, the FASB issued ASU No. 2016-02, Leases, or ASU 2016-02, which modifies lease accounting for lessees to increase transparency and comparability by recording lease assets and liabilities for operating leases and disclosing key information about leasing arrangements. In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, or ASU 2018-10, to supersede ASU 2016-02. In addition, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, that provide entities with an additional (and optional) transition method to adopt the new leases standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new leases standard will continue to be in accordance with current GAAP (Topic ASC 840, Leases). In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which amended the effective date of Topic 842, Leases. The updated guidance is effective for the Company’s annual reporting period ending June 30, 2022 and interim periods during the year ending June 30, 2023. The Company does not plan to early adopt the new lease standards and the Company expects that applying the ASU 2016-02 would materially increase its assets and liabilities due to the recognition of right-of-use assets and lease liabilities on its consolidated balance sheets, with an immaterial impact on its consolidated statements of comprehensive loss and cash flows.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements (continued)

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, or ASU 2016-13. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which clarifies that receivables arising from operating leases should be accounted for in accordance with ASC 842, Leases (“ASC 842”) instead of ASC Subtopic 326-20. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which amended the effective date of ASU 2016-13. The amendments in these ASUs are effective for the Company’s annual reporting period ending June 30, 2023 and interim periods during the year ending June 30, 2023. Early adoption is permitted. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. This standard removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. ASU 2019-12 is effective for the Company’s annual reporting period ending June 30, 2022 and interim periods during the year ending June 30, 2023. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements (continued)

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The guidance begins to take effect for impairment tests performed during the fiscal year ending June 30, 2022. Earlier application is permitted. The guidance should be applied on a prospective basis. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

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

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815). The amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarify that for the purpose of applying paragraph 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. An entity also would evaluate the remaining characteristics in paragraph 815-10-15-141 to determine the accounting for those forward contracts and purchased options. The amendments are effective for fiscal years beginning July 1, 2022, and interim periods within those fiscal years. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

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

The goodwill is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S.GAAP, and comprise the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The goodwill is not tax deductible. No intangible assets were identified from the acquisition.

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

Acquisition of Infogain (continued)

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

Acquisition of Ridik Pte. and Ridik Consulting

On September 26, 2019, Qiner acquired an 80% equity interest in Ridik Pte. Ltd. (“Ridik Pte.”) located in Singapore from third-party selling shareholders with the final purchase price of $2,462,580 (3,402,304 Singapore dollars), in the form of cash of $2,026,043 (2,799,180 Singapore dollars) and the Company’s common shares valued at $436,537 (603,123 Singapore dollars), respectively. Ridik Sdn. Bhd. (“Ridik Sdn.”), Ridik Software Solutions Pte. Ltd. (“Ridik Software Pte.”) and Ridik Software Solutions Ltd. (“Ridik Software”) are all subsidiaries of Ridik Pte.

The transactions were accounted for as business combinations using the purchase method of accounting. The purchase price allocations of the transactions were determined by the Company with the assistance of an independent appraisal firm based on the estimated fair value of the assets acquired and liabilities assumed as of the acquisition dates. The most significant variables in the valuation are discount rates, terminal value, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows.

The purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition was as follows:

Amounts
Cash acquired	$474,323
Accounts receivable, net	618,144
Prepayments, deposits and other assets, net	103,697
Property and equipment, net	1,493
Customer relationship	904,748
Short-term bank loans	(48,103)
Accounts payable and other current liabilities	(128,688)
Tax payables	(102,978)
Salaries and benefits payable	(431,548)
Long-term bank loans	(44,201)
Deferred tax liabilities	(162,855)
Non-controlling interests	(411,351)
Goodwill	1,689,899
Total consideration	$2,462,580

Identifiable intangible assets acquired included customer relationship, which was valued using an income approach and determined to carry estimated remaining useful life of approximately ten years.

On January 6, 2020, Ridik Pte. acquired 100% equity interest in Ridik Consulting Private Limited (“Ridik Consulting”) from third-party selling shareholders with the final purchase price of $5,520 (396,700 Indian Rupees). The fair value of the net liabilities acquired was $3,839 (275,800 Indian Rupees) and goodwill was recognized at $9,359 (672,500 Indian Rupees).

The goodwill recognized represents the expected synergies and is not tax deductible.

Pro forma financial information of Ridik Pte. and Ridik Consulting are not presented as the effects of the acquisition on the Company’s consolidated financial statements were not material.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of June 30,
	2020	2019
Trade accounts receivable	$25,850,996	$19,345,329
Less: allowance for doubtful accounts	(97,140)	(81,745)
Accounts receivable, net	$25,753,856	$19,263,584

The movement of the allowance for doubtful accounts is as follows:

	As of June 30,
	2020	2019
Balance at the beginning of the year	$81,745	$151,347
Provision for (reversal of) doubtful accounts	17,711	(65,076)
Foreign currency translation adjustments	(2,316)	(4,526)
Balance at the end of the year	$97,140	$81,745

NOTE 5 – ESCROW RECEIVABLE

As of June 30, 2019, the Company placed $200,000 in an escrow account in connection with the Company’s indemnification as part of its IPO raise. The escrow receivable was collected on February 10, 2020.

NOTE 6 – PREPAYMENTS, DEPOSITS AND OTHER ASSETS, NET

Prepayments, deposits and other assets, net consisted of the following:

	As of June 30,
	2020	2019
Advances and deposits to suppliers	$633,706	$596,437
Contract assets	233,149	-
Prepaid expenses	388,010	280,290
Due from Judge Asia	212,447	-
Deferred contract costs	106,734	-
Note receivables	110,744	60,842
Advances to employees	53,011	164,910
Unbilled receivables	-	148,329
Less: allowance for doubtful accounts	(212,447)	(147)
Total	1,525,354	1,250,661
Less: Long-term portion	(244,387)	(222,507)
Prepayments, deposits and other assets – current portion	$1,280,967	$1,028,154

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 6 – PREPAYMENTS, DEPOSITS AND OTHER ASSETS, NET - continued

The movement of the allowance for doubtful accounts is as follows:

	As of June 30,
	2020	2019
Balance at the beginning of the year	$147	$6,149
Provision (reversal) for doubtful accounts	213,422	(5,817)
Write-off	(144)	-
Foreign currency translation adjustment	(978)	(185)
Balance at the end of the year	$212,447	$147

NOTE 7 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of June 30,
	2020	2019
Equipment	$737,833	$590,771
Office Furniture	130,026	126,279
Automobiles	78,206	80,486
Leasehold improvements	416,936	416,724
Construction in progress	73,672	-
Total	1,436,673	1,214,260
Less: accumulated depreciation	(984,201)	(647,669)
Property and equipment, net	$452,472	$566,591

Depreciation expense was $360,302, $239,349 and $152,342 for the years ended June 30, 2020, 2019 and 2018, respectively. No impairment loss was recognized for the years ended June 30, 2020, 2019 and 2018.

NOTE 8 – INTANGIBLE ASSETS, NET

As of June 30, 2020, intangible assets, net consisted of the following:

	As of June 30,
	2020	2019
Customer contracts	$658,224	$677,767
Customer relationship	896,572	-
Software	63,884	-
Less: accumulated amortization	(474,101)	(249,998)
Intangible assets, net	$1,144,579	$427,769

Customer contracts were derived from the acquisitions of Judge China during the year ended June 30, 2017 and Infogain during the year ended June 30, 2019, and the customer relationship was derived from the acquisition of Ridik Pte. during the year ended June 30, 2020 with an estimated useful life of 10, 3 and 10 years, respectively (Note 3).

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 8 – INTANGIBLE ASSETS, NET - continued

The movement of intangible assets, net is as follow:

For the year ended June 30, 2020
Balance as of July 1, 2019	$427,769
Addition	940,913
Amortization	(232,871)
Foreign currency translation adjustment	8,768
Balance as of June 30, 2020	$1,144,579

The amortization expenses were $232,871, $164,351 and $53,827 for the years ended June 30, 2020, 2019 and 2018. Estimated future amortization expenses are as follows:

Year ending June 30,	Amortization expense
2021	$262,670
2022	151,973
2023	147,845
2024	102,434
2025	98,613
2026 and after	381,044
Total	$1,144,579

No impairment losses were recognized for the years ended June 30, 2020, 2019 and 2018.

NOTE 9 – GOODWILL

The changes in the carrying amount of goodwill for the year ended June 30, 2020 were as follows:

For the year ended June 30, 2020
Balance as of July 1, 2019	$447,790
Goodwill arising from acquisition of Ridik Pte.(Note 3)	1,689,899
Goodwill arising from acquisition of Ridik Consulting (Note 3)	9,359
Foreign currency translation adjustment	(28,348)
Balance as of June 30, 2020	$2,118,700

The Company has only one reporting unit. For the years ended June 30, 2020 and 2019, the Company performed a qualitative assessment of the goodwill for the reporting unit based on the requirements of ASC 350-20. The Company evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not that the fair value of the reporting unit was less than its carrying amount. Therefore, further impairment testing on goodwill was unnecessary as of June 30, 2020 and 2019, respectively.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 10 – LONG-TERM INVESTMENTS

	As of June 30,
	2020	2019
Equity investments without readily determinable fair values
CLPS Lihong Financial Information Services Co., Ltd. (“CLPS Lihong”)	510,405	-

Equity method investments
CLPS Lihong	-	844,643
Economic Modeling Information Technology Co., Ltd. (“EMIT”)	169,726	69,363
Total	$680,131	$914,006

a)	Investment in CLPS Lihong

On March 1, 2019, the Company purchased approximately 37% equity interest in CLPS Lihong at a cash consideration of $0.15 (RMB 1). In May 2019, the Company made capital contribution to CLPS Lihong of $1.01 million (RMB 7 million). The Company accounts for the investment in CLPS Lihong as an equity method investment due to its significant influence over the entity. For the year ended June 30, 2019, the Company’s share of CLPS Lihong’s results of operations was a loss of $176,148 (RMB 1,201,523).

On April 29, 2020, the Company sold an 18.42% equity interest in CLPS Lihong with the carrying amount of $535,119 (RMB 3,779,120) to a third-party investor for a cash consideration of $995,605 (RMB 7 million) which was received as of June 30, 2020. The disposal gain of $433,490 (RMB 3,047,824) was recorded in the consolidated statements of comprehensive income for the year ended June 30, 2020. Concurrently, on April 29, 2020, the Company’s remaining equity interest in CLPS Lihong was further diluted to 7% as CLPS Lihong raised additional capital from other third-party investors.

After the partial disposal, the carrying amount of long-term investment in CLPS Lihong was $510,405 (RMB 3,606,065). As the Company no longer had significant influence over CLPS Lihong, it accounted for the investment in accordance with ASC 321 using the measurement alternative and elected to measure such equity investments without readily determinable fair values at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

For the period from July 1, 2019 to April 29, 2020, the Company’s share of CLPS Lihong’s results of operations was an income of $250,290 (RMB 1,759,764) in accordance with ASC 323. For the period from April 30, 2020 to June 30, 2020, unrealized gains (upward adjustments) and losses (downward adjustments and impairment) under ASC 321 was nil as there was no such remeasurement for the equity investments without readily determinable fair values.

b)	Investment in EMIT

On April 3, 2019, Qiner purchased a 30% equity interest of EMIT at nil consideration with a committed to invest $445,454.14 (RMB 3,000,000.00) in total within 20 years. During the years ended June 30, 2020 and 2019, the Company made capital contribution to EMIT of $143,299 (RMB 1,000,000.00) and $73,593 (RMB500,000.00), respectively. The Company accounts for the investment in EMIT as an equity method investment due to its significant influence over the entity. For the years ended June 30, 2020 and 2019, the Company’s share of EMIT’s results of operations was a loss of $42,927 (RMB 301,878) and $4,230 (RMB 28,853), respectively. As the end of June 30, 2020 and 2019, the committed but not yet made investment in EMIT was $228,561 (RMB 1,500,000.00) and $371,860 (RMB 2,500,000.00), respectively.

Selected financial information of the equity method investees are not presented as the effects were not material.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 11 – BANK LOANS

Outstanding balances of short-term bank loans consisted of the following:

	As of June 30,
	2020	2019

Loan from Bank of Communication	$1,132,327	$728,332
Loans from China Merchants Bank	990,785	1,456,664
Loans from Development Bank of Singapore	60,681	-
Total	$2,183,793	$2,184,996
Less: Long-term portion	(22,554)	-
Short term bank loans	$2,161,239	$2,184,996

Bank loans payable consisted of several bank loans denominated in RMB and Singapore dollars (“SGD”).

On January 3, 2018, the Company entered into a credit facility with China Merchants Bank which permits the Company to borrow up to $1,111,712 (RMB 7,000,000). The Company borrowed $1,111,712 (RMB 7,000,000) with an interest rate at 5.655% per annum on February 9, 2018 and repaid the loan on July 2, 2018.

On June 22, 2018, the Company entered into a revolving credit facility with China Merchants Bank (“CMB Credit Facility 2018”) which permits the Company to borrow up to approximately $1,543,115 (RMB 10,000,000) for the period from July 11, 2018 to July 10, 2019 with an interest rate at 5.655% per annum. The CMB Credit Facility 2018 is guaranteed by the CEO, the wife of the CEO, Chairman, and the wife of Chairman of the Company, and Shanghai Small and Medium-sized Enterprises Policy Financing Guarantee Fund Management Centre as joint guarantors. Under the credit facility, the Company borrowed a total of $1,543,115 (RMB 10,000,000) which was repaid between August 9, 2019 and December 20, 2019.

On December 16, 2019, the Company entered into a revolving credit facility with China Merchants Bank (“CMB Credit Facility 2019”) which permits the Company to borrow up to approximately $2,830,816 (RMB 20,000,000) for the period from December 16, 2019 to December 15, 2020 with an interest rate at 4.5% to 4.785% per annum. The CMB Credit Facility 2019 is guaranteed by the CEO, the wife of the CEO, Chairman, and the wife of Chairman of the Company as joint guarantors. Under the credit facility, the Company borrowed a total of $2,689,275 (RMB 19,000,000) with an interest rate at 4.5% to 4.785% per annum which was repaid on April 21, 2020 and July 7, 2020.

On December 5, 2019, the Company entered into a credit facility with Bank of Communication which permits the Company to borrow up to $707,704 (RMB 5,000,000). The Company borrowed $707,704 (RMB 5,000,000) with an interest rate at 4.785% per annum on December 5, 2019 and repaid the loan on July 3, 2020.

On January 8, 2020, the Company entered into a credit facility with Bank of Communication which permits the Company to borrow up to $424,622 (RMB 3,000,000). The Company borrowed $424,622 (RMB 3,000,000) with an interest rate at 4.785% per annum on January 8, 2020 and repaid the loan on July 6, 2020.

On April 20, 2018, the Company entered into a credit facility with Development Bank of Singapore which permits the Company to borrow up to $86,071 (SGD 120,000). The Company borrowed $86,071 (SGD 120,000) with an interest rate at 7% per annum on April 20, 2018 which is repaid by installments from April 20, 2018 to April 19, 2021. The credit facility is guaranteed by Srustijeet Mishra, the non-controlling interest shareholder of Ridik Pte.

On February 11, 2019, the Company entered into a credit facility with Development Bank of Singapore which permits the Company to borrow up to $50,208 (SGD 70,000). The Company borrowed $50,208 (SGD 70,000) with an interest rate at 6.75% per annum on February 11, 2019 which shall be repaid by installments from 2019 to 2023. The Company repaid $15,269 (SGD21,288) by the end of June 30, 2020. The amount of $22,554 (SGD 31,445) due after June 30, 2021 was classified as “Long-term portion”.

Interest expenses were $90,940, $96,278 and $82,507 for the years ended June 30, 2020, 2019 and 2018, respectively. The effective weighted average interest rates were 4.168%, 5.231% and 5.845% for the years ended June 30, 2020, 2019 and 2018, respectively.

NOTE 12 – SALARIES AND BENEFITS PAYABLE

Full time employees of the Company located in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company accrued for these benefits based on certain percentages of the employees’ salaries. Salaries and benefits payable included $2,319,120 and $1,856,456 accrued employer portion of social benefits payable to local governments as of June 30, 2020 and 2019, respectively.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 13 – RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Company in 2020 and 2019 consisted of:

Related Party	Relationship with the Company
Judge Asia	Non-controlling interest shareholder of Judge China before November 9, 2019
Xiao Feng Yang	Chairman of the Board
Raymond Ming Hui Lin	CEO of the Company
EMIT	Equity investee of the Company
CareerWin Executive Search Co., Ltd (“CareerWin”)	Non-controlling interest shareholder of Judge HR
Ridik Technology Pte Ltd	Controlled by non-controlling interest shareholder of Ridik Pte.
Srustijeet Mishra	Non-controlling interest shareholder of Ridik Pte.
Beijing Bright Technology Co., Ltd (“Beijing Bright”)	Non-controlling interest shareholder of Judge China
CLPS Lihong	Equity investee of the Company

(a)   Related party balances

The balances due to and due from related parties were as follows:

	As of June 30,
	2020	2019
Due from related parties:
Judge Asia	$-	$212,736
Raymond Ming Hui Lin	169,185	17,804
Total	$169,185	$230,540

Due from related parties mainly represents the expenses paid on behalf of the non-controlling interest shareholder of Judge China and advances to the Company’s CEO.

(b)   Related party transactions

		For the year ended,
		2020	2019	2018

a)	Consulting services provided to the related parties
	CareerWin	$165,161	$-	$-

b)	Consulting services provided by the related parties
	CareerWin	$195,817	$-	$-
	EMIT	196,422	-	-
	Beijing Bright	114,052	-	-
		$506,291	$-	$-
c)	Purchase of software from the related parties
	Beijing Bright	$50,988	$-	$-
	EMIT	12,896	-	-
		$63,884	$-	$-
d)	Loans provided to the related parties
	CLPS Lihong	$149,341	$820,982	$-
	EMIT	28,446	-	-
		$177,787	$820,982	$-
e)	Repayment of loans from the related parties
	CLPS Lihong	$149,341	$820,982	$-
	EMIT	28,446	-	-
		$177,787	$820,982	$-
f)	Interest income received from the related party
	CLPS Lihong	$2,328	$33,096	$-

The CEO, the wife of the CEO, Chairman, and the wife of Chairman of the Company provided joint guarantee to the revolving credit facility entered by the Company with China Merchants Bank on June 22, 2018 and December 16, 2019. (Note 11)

Srustijeet Mishra, the non-controlling interest shareholder of Ridik Pte provided guarantee to a credit facility up to $86,071 (SGD 120,000) entered by the Company with Development Bank of Singapore on April 20, 2018.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 14 – TAXES

(a)	Corporate Income Taxes (“CIT”)

CLPS was incorporated in the Cayman Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of Cayman Islands.

CLPS Hong Kong, Qiner, Qinheng and Qinson were established in Hong Kong and are subject to Hong Kong profits tax of 16.5% on its activities conducted in Hong Kong. CLPS SG, Infogain, Ridik Pte. and Ridik Software Pte. are subject to Singapore income tax at the rate of 17%. CLPS Ridik AU was established in Australia. Australian enterprises are usually subject to a unified 30% enterprise income tax rate while CLPS Ridik AU is subject to corporate income tax at 27.5% as a small company in the fiscal 2020, 2019 and 2018. CLPS Japan was established in Japan and is subject to statutory income tax at 23.2%. Ridik Consulting was established in India and is subject to statutory income rate at 18.5%. Ridik Sdn. was established in Malaysia and is subject to statutory income tax rate at 24%. CLPS US was established in US and is subject to federal tax at a rate of 21% and state tax at a rate of 0% in Delaware, CLPS California was established in US and is subject to federal tax at a rate of 21% and state tax at a rate of 8.84% in California. Ridik Software was established in UK and is subject to statutory income tax rate at 19%.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted if qualified. EIT Law grants a preferential tax rate to High and New Technology Enterprises (“HNTEs”). In accordance with the PRC Income Tax Laws, an enterprise awarded with the “HNTE”s certificate may enjoy a reduced EIT rate of 15%. CLPS Shanghai, the Company’s main operating subsidiary in PRC, was recognized as qualified HNTEs in 2013 and enjoyed a preferential tax rate of 15% from 2013 to 2015. The status was renewed in 2016 for 2016 to 2018 and it renewed, again, in October 2019 for 2019 to 2021. The impact of the preferential tax treatment noted above decreased income taxes by $193,004, $217,671 and $285,130 for the fiscal 2020, 2019 and 2018, respectively.

Income (loss) before income taxes

	For the years ended June 30,
	2020	2019	2018
PRC	$9,266,586	$6,082,916	$2,863,419
Non-PRC	(5,559,127)	(9,183,561)	(260,649)
	$3,707,459	$(3,100,645)	$2,602,770

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended June 30,
	2020	2019	2018
PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of income tax rate difference in other jurisdictions	36.8%	(70.7)%	(1.8)%
Effect of tax rate changes on deferred taxes	4.5%	3.6%	-
Effect of PRC preferential tax rate and tax holidays	(7.8)%	7.0%	(11.0)%
R&D credits	(52.4)%	53.4%	(18.3)%
Tax receivable	-	5.8%	-
Deferred tax	(0.1)%	(12.8)%	-
Change in valuation allowances	12.1%	(17.0)%	7.9%
Others	4.4%	(0.3)%	(6.1)%
Effective tax rate	22.5%	(6.0)%	(4.3)%

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 14 – TAXES - continued

(a)	Corporate Income Taxes (“CIT”) (continued)

The provision (benefit) for income tax consists of the following:

	For the years ended June 30,
	2020	2019	2018
Current income tax	$662,704	$86,506	$95,923
Deferred income tax	172,740	100,109	(208,051)
Total provision (benefit) for income tax expenses	$835,444	$186,615	$(112,128)

As of June 30, 2020 and 2019, the Company had net operating loss carry forwards of approximately $5,721,651 and $4,326,319, respectively, from the Company’s PRC subsidiaries, which will expire between 2020 and 2025 if not utilized. As of June 30, 2020, the Company had net operating loss carry forwards of approximately $509,033, $251,128, $1,518, $11,228 and $5,513 from its operations in Singapore, Australia, Hong Kong, Japan and India, respectively. The net operating losses in Singapore, Australia and Hong Kong will be carried forward indefinitely while the net operating losses in Japan and India will be carried forward for 10 years and 8 years, respectively.

The significant components of the deferred tax assets are as follows:

	As of June 30,
	2020	2019
Deferred tax assets:
Net operating loss carry forwards	$1,589,884	$1,227,940
Accrued expenses and other	236,245	336,383
Share of investee’s loss	7,123	-
Intangible assets, net	-	(39,914)
Valuation allowances	(1,630,005)	(1,186,188)
Total deferred tax assets	$203,247	$338,221

Deferred tax liabilities:
Intangible assets, net	$160,911	$-
Share of investee’s income	2,252	-
Total deferred tax liabilities	$163,163	$-

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. As of June 30, 2020 and 2019, valuation allowances were provided against deferred tax assets in entities which were in a three-year cumulative losses position and/or are not forecasted to turn profits in the foreseeable future as of June 30, 2020.

Pursuant to the PRC EIT Law, 10% withholding tax is levied on dividends declared to foreign investors from the foreign investment enterprises established in PRC. The requirement is effective from January 1, 2008 and applies to earnings after December 31, 2007. As of June 30, 2020 and 2019, the Company intends to permanently reinvest the undistributed earnings from PRC subsidiaries to fund future operations and thus no deferred tax has been recognized for withholding taxes that would be payable on the unremitted earnings that are subject to withholding taxes of the Company’s subsidiaries established in PRC. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 14 – TAXES - continued

(a)	Corporate Income Taxes (“CIT”) (continued)

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. It is possible that the amount of unrecognized benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of June 30, 2020, the Company had unrecognized tax benefits of $194,939, if ultimately recognized, will impact the effective tax rate. The Company has presented unrecognized tax benefits of $128,467 on a net basis with deferred tax assets relating to tax losses carry forward which otherwise a full valuation allowance would be recorded. The Company did not record any interest and penalties related to potential underpaid income tax expenses for the years ended June 30, 2020 and 2019, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

For the year ended June 30, 2020
Balance as of July 1, 2019	$128,467
Increases	228,358
Decreases	(157,906)
Foreign currency translation adjustment	(3,980)
Balance as of June 30, 2020	$194,939

As of June 30, 2020, the tax years ended December 31, 2015 through December 31, 2019 for the Company’s PRC entities remain open for statutory examination by PRC tax authorities.

(b)	Tax Payables

The Company’s tax payables consist of the following:

	As of June 30,
	2020	2019

VAT tax payable	$532,649	$282,340
Corporate income tax payable	225,311	113,083
Withholding tax payable	194,747	133,210
Disability insurance fund payable	438,759	363,149
Other tax payables	35,148	23,847
Total tax payables	$1,426,614	$915,629

NOTE 15 – COMMITMENTS AND CONTINGENCIES

The Company’s subsidiaries lease administrative office space under various operating leases. Rental expenses recognized using the straight-line basis under operating leases amounted to $944,645, $827,593 and $730,705 for the years ended June 30, 2020, 2019 and 2018, respectively.

Future minimum lease payments under non-cancellable operating leases are as follows:

Twelve months ending June 30,	Lease expense
2021	$775,891
2022	181,354
Total	$957,245

Contingencies:

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 16 – EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share for the periods indicated:

	For the years ended June 30,
	2020	2019	2018

Basic earnings (loss) per share calculation:
Numerator:
Net income (loss) attributable to common shares	$2,938,239	$(3,269,776)	$2,434,463
Denominator:
Weighted average common shares outstanding	14,689,224	13,843,764	11,517,123
Basic earnings (loss) per share attributable to common shares	$0.20	$(0.24)	$0.21
Diluted earnings (loss) per share calculation:
Numerator:
Net income (loss) attributable to common shares for calculating diluted earnings per share	$2,938,239	$(3,269,776)	$2,434,463
Denominator:
Weighted average common shares outstanding	14,689,224	13,843,764	11,517,123
Weighted average common shares equivalents:
Effects of dilutive securities
Warrants	-	-	119,244
RSUs	3,075	-	-
Shares used in computing diluted earnings per share attributable to common shares	14,692,299	13,843,764	11,636,367
Diluted earnings (loss) per share attributable to common shares	$0.20	$(0.24)	$0.21

For the year ended June 30, 2020, warrants and options were out-of-the-money with no dilutive effect. For the year ended June 30, 2019, warrants, RSUs and options were excluded from the computation of diluted loss per share as the effects were antidilutive. For the year ended June 30, 2018, there were no RSUs or options issued and outstanding.

NOTE 17 – PUBLIC OFFERING WARRANTS

In connection with the closing of the Company’s IPO on May 24, 2018, the Company issued 283,192 warrants to several placement agents of the IPO. Each warrant entitles the warrant holder to purchase the Company’s common shares at $4.20 or $6.3 per share. The warrants carry a term of five years expiring in May 2023 and shall not be exercisable for a period of 180 days from May 23, 2018. During year ended June 30, 2018, no warrants were exercised. During the year ended June 30, 2019, 176,192 warrants were exercised and 99,380 common shares were issued. During year ended June 30, 2020, no warrants were exercised. As of June 30, 2020 and 2019, 107,000 warrants were issued and outstanding.

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

b)	2019 Equity Incentive Plan (the “2019 Plan”)

In April 2019, the Company’s shareholders and Board approved the 2019 Plan. The 2019 Plan provides for discretionary grants of, among others, stock options, stock awards and stock unit awards to key employees and directors of the Company. The purpose of the 2019 Plan is to recognize contributions made to the Company by such individuals and to provide them with additional incentive to achieve the objectives of the Company. The Board authorized up to 2,220,000 shares for grants under the terms of the 2019 Plan.

c)	2020 Equity Incentive Plan (the “2020 Plan”)

In April 2020, the Company’s shareholders and Board approved the 2020 Plan. The 2020 Plan is to cancel the rest of authorized shares not granted under the 2017 and 2019 Plan. The 2020 Plan provides for discretionary grants of, among others, stock options, stock awards and stock unit awards to key employees and directors of the Company. The purpose of the 2020 Plan is to recognize contributions made to the Company by such individuals and to provide them with additional incentive to achieve the objectives of the Company. The Board authorized up to 11,011,663 shares for grants under the 2020 Plan.

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

On November 27, 2019, the Company granted an aggregate of 775,250 stock options to key employees and senior executives under the 2017 Plan. The stock options are valid for a period of 5 years from the grant date and cliff vest 25% per year in equal annual installments at the end of each anniversary over a four-year period, with the first 25% vesting on November 27, 2020 and the second, third and fourth 25% cliff vest on November 27, 2021, 2022 and 2023, respectively.

The options granted to employees are accounted for as equity awards and measured at their grant date fair value using binomial lattice model. The weighted-average grant-date fair value per share was $1.03 for senior executives and $1.01 for key employees, respectively. The estimated total fair value of stock options granted was $0.8 million at the grant date.

The Company recognizes the compensation expenses over the service requisite periods using the accelerated method. Share-based compensation cost of $0.5 million and $0.3 million were recognized for the years ended June 30, 2020 and 2019, respectively.

The assumptions used to value the Company’s stock options grants were as follows:

	For the years ended June 30,
	2020	2019

Expected volatility	43%	47%
Risk-free interest rate	1.63%	3.06%
Exercise multiples	2.2~2.8	2.2~2.8
Expected dividend yield	0%	0%
Forfeited rates	9~10%	5~10%
Fair market value per common share	$5.25	$5.80

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

The following table sets forth the summary of stock options activities:

	Number of stock options	Weighted Average Exercise Price	Weighted Average Grant-date Fair Value	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding as of July 1, 2018	-	$-	$-	-	-
Granted	306,967	$5.25	$3.00	-	-
Exercised	-	-	-	-	-
Forfeited or expired	(12,560)	$5.25	$2.87	-	-
Outstanding as of June 30, 2019	294,407	$5.25	$3.01	9.4 years	117,763
Outstanding and exercisable as of June 30, 2019	-	-	-	-	-
Vested and expected to vest as of June 30, 2019	276,447	$5.25	$3.02	9.4 years	110,579

Outstanding as of July 1, 2019	294,407	$5.25	$3.01	9.4 years	117,763
Granted	775,250	$2.68	$1.02	-	-
Exercised	-	-	-	-	-
Forfeited or expired	(80,725)	$3.46	$1.59	-	-
Outstanding as of June 30, 2020	988,932	$3.38	$1.56	5.4 years	-
Outstanding and exercisable as of June 30, 2020	86,337	$5.25	$3.04	-	-
Vested and expected to vest as of June 30, 2020	766,407	$3.47	$1.63	5.4 years	-

The aggregate intrinsic value in the table above represents the difference between the closing stock price on the last trading day in fiscal 2020 and 2019 and the options’ respective exercise price. Total intrinsic value of options exercised for the year ended June 30, 2020 was nil.

As of June 30, 2020, there was $0.6 million of unrecognized compensation cost, adjusted for estimated forfeitures based on historical data, related to non-vested stock options granted to the Company’s employees and directors. Total unrecognized compensation cost is expected to be recognized over a period of 1.6 years as of June 30, 2020. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Restricted Share Units

On July 12, 2018, the Company granted an aggregate of 671,469 RSUs to key employees and directors under the 2017 Plan. RSUs granted to key employees and directors generally vest within two years. RSUs are valid for a period of 10 years from the grant date. RSUs cliff vest in three installments, with the first 33% vesting on the grant date, second 33% and remaining 34% vest at the end of the first and second anniversary, respectively. The weighted-average grant-date fair value per share was $12.22 and the estimated total fair value of the RSUs granted was $8.2 million.

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 18 – SHARE-BASED PAYMENT - continued

On October 8, 2019, the Company granted 18,700 RSUs to key employees under the 2017 Plan. The RSUs granted to the employees fully vest in one year after the grant date. The RSUs are valid for a period of 10 years from the grant date. The weighted-average grant-date fair value per share was $5.07 and the estimated total fair value of the RSUs granted was $94,809.

On November 27, 2019, the Company granted 594,600 RSUs to key employees and directors under the 2017 Plan. The RSUs granted to the employees and directors fully vest on the grant date. The RSUs are valid for a period of 10 years from the grant date. The weighted-average grant-date fair value per share was $2.70 and the estimated total fair value of the RSUs granted was $1,605,420.

On May 6, 2020, the Company granted 1,073,700 RSUs to key employees under the 2020 Plan. The RSUs granted to the employees fully vest on the grant date. The RSUs are valid for a period of 10 years from the grant date. The weighted-average grant-date fair value per share was $2.06 and the estimated total fair value of the RSUs granted was $2,208,601.

On June 24, 2020, the Company granted 46,050 RSUs to key employees under the 2020 Plan. The RSUs granted to the employees fully vest on specified date within two years. The RSUs are valid for a period of 10 years from the grant date. The weighted-average grant-date fair value per share was $2.41 and the estimated total fair value of the RSUs granted was $110,981.

The weighted-average fair value per share is determined as the closing stock price at the grant date.

The Company recognizes the compensation expenses over the service requisite periods using the accelerated method. Share-based compensation cost of $3.5 million and 6.7 million was recognized for the year ended June 30, 2020 and 2019, respectively.

The following table sets forth the summary of RSUs activities:

	Number of Shares	Weighted- Average Grant Date Fair Value

Outstanding as of July 1, 2019	459,648	$12.06
Granted	1,733,050	$2.32
Vested	(1,830,514)	$3.12
Forfeited or expired	(153,216)	$12.03
Outstanding as of June 30, 2020	208,968	$9.56

As of June 30, 2020, there was $0.2 million of unrecognized compensation cost, adjusted for estimated forfeitures based on historical data, related to non-vested, service-based RSUs granted to the Company’s employees and directors. The RSUs are expected to be recognized over a weighted-average period of 0.2 years. The total fair value of the restricted share units vested was $4.7 million and $2.7 million during the year ended June 30, 2020 and 2019, respectively.

During the year ended June 30, 2019, the Company recognized total share-based compensation expenses of $7.02 million, including $9,472, $46,100 and $6,960,517 in cost of revenues, selling and marketing expenses, and general and administrative expenses, respectively.

During the year ended June 30, 2020, the Company recognized total share-based compensation expenses of $4.03 million, including $14,110, $211,573 and $3,821,563 in cost of revenues, selling and marketing expenses, and general and administrative expenses, respectively.

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

On September 26, 2019, Qiner acquired an 80% interest in Ridik Pte. Ltd. (“Ridik Pte.”) located in Singapore from third party selling shareholders with the final purchase price of $2,462,580 (3,402,304 Singapore dollars), in the form of cash of $2,026,043 (2,799,180 Singapore dollars) and the Company’s common shares were valued at $436,537 (603,123 Singapore dollars), respectively. On December 3, 2019, the Company issued 86,615 common shares with $0.0001 par value per share to the selling shareholders (Note 3).

Prior to December 2019, CLPS Shanghai held a 70% equity interest of CLPS Shenzhen and an 80% equity interest of CLPS Hong Kong, which held the remaining 30% equity interest of CLPS Shenzhen. On December 9, 2019, Qiner acquired the remaining 20% equity interest of CLPS Hong Kong from the non-controlling shareholder with the consideration of the Company’s 100,000 common shares valued at $278,000, therefore holding 100% of CLPS Hong Kong and CLPS Shenzhen’s equity interest accordingly. On December 3, 2019, the Company issued 100,000 common shares with $0.0001 par value per share to non-controlling shareholder. The carrying amount of the non-controlling interests was $(130,992). The transaction was accounted for as an equity transaction and the difference of $131,002 between the purchase consideration and the carrying value of the non-controlling interest of CLPS Hong Kong and CLPS Shenzhen was recorded in the additional paid-in capital on the consolidated balance sheets.

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

During the fiscal 2017, CLPS Shanghai declared dividends of $1.3 million to its existing shareholders. $0.7 million was paid in fiscal 2017 and $0.6 million was paid in fiscal 2018. No dividend was declared during the years ended June 30, 2020, 2019 and 2018.

Statutory reserve and restricted net assets

The Company’s subsidiaries located in mainland China are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The Company allocated $970,009, $715,335 and $437,796 to statutory reserves during the years ended June 30, 2020, 2019 and 2018, respectively in accordance with PRC GAAP.

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends payments, loans or advances. Amounts of net assets restricted amounted to $9.9 million and $8.7 million as of June 30, 2020 and 2019, respectively. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries to satisfy any obligations of the Company.

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

The Company’s operations are primarily based in China, where the Company derives a substantial portion of their revenues. The following table presents revenues generated in domestic and overseas markets for the years ended June 30, 2020, 2019 and 2018.

	For the years ended June 30,
	2020	2019	2018
Mainland China	$78,840,635	$60,398,820	$47,196,671
Singapore	7,369,345	2,525,489	-
Hong Kong	3,071,857	1,961,763	1,414,175
Australia	2,167	46,865	210,984
Malaysia	125,748	-	-
Japan	5,394	-	-
India	652	-	-
Taiwan	-	-	116,763
Total	$89,415,798	$64,932,937	$48,938,593

The following table presents revenues by the service lines for the years ended June 30, 2020, 2019 and 2018.

	For the years ended June 30,
	2020	2019	2018
IT consulting service	$87,136,754	$61,755,355	$47,159,651
Customized IT solution service	1,844,892	3,041,482	1,634,100
Other	434,152	136,100	144,842
Total	$89,415,798	$64,932,937	$48,938,593

NOTE 21 – SUBSEQUENT EVENTS

On July 27, 2020, the Company and a third-party company incorporated CLPS Guangdong Zhichuang Software Technology Co., Ltd. (“CLPS Guangdong Zhichuang”) in Shenzhen. The Company holds 10% of equity interest in CLPS Guangdong Zhichuang for $0.14 million (RMB 1,000,000). On August 13, 2020, the Company injected $28,571 (RMB 200,000) to CLPS Guangdong Zhichuang.

On August 28, 2020, the Company, the Chairman of the Company and a third-party incorporated CLPS Shenzhen Robotics Co. Ltd (“CLPS Shenzhen Robotics”) in Shenzhen. The Company holds 10% of equity interest in CLPS Shenzhen Robotics for $0.14 million (RMB 1,000,000). On September 15, 2020, the Company injected $147,451 (RMB1,000,000) to CLPS Shenzhen Robotics.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 22 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of June 30,
	2020	2019
ASSETS
Current assets
Cash and cash equivalents	$181,513	$3,471,191
Escrow receivable	-	200,000
Amounts due from subsidiaries	7,121,760	4,987,999
Prepayments, deposits and other assets, net	161,767	39,961
Total Current Assets	7,465,040	8,699,151

Investments in subsidiaries	20,598,908	12,673,565
Total Assets	$28,063,948	$21,372,716

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Salaries and benefits payable	715,304	584,280

Total Current Liabilities	715,304	584,280

Commitments and Contingencies

Shareholders’ Equity
Common stock, $0.0001 par value, 100,000,000 shares authorized; 15,930,330 shares issued and outstanding as of June 30, 2020; 13,913,201 shares issued and outstanding as of June 30, 2019. *	1,593	1,391
Additional paid-in capital	28,586,048	24,276,622
Accumulated (deficits) retained earnings	123,668	(2,675,927)
Accumulated other comprehensive loss	(1,362,665)	(813,650)

Total Shareholders’ Equity	27,348,644	20,788,436

Total Liabilities and Shareholders’ Equity	$28,063,948	$21,372,716

*	The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance (Note 19).

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 22 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION - continued

Condensed statements of comprehensive (loss) income

	For the years ended June 30,
	2020	2019	2018

Revenues	$-	$201,614	$-
Less: Cost of revenues	-	(200,954)	-
Gross profit (loss)	-	660	-

General and administrative expenses	(5,505,559)	(8,651,816)	(619,892)
Share of profit in subsidiaries, net (Note a)	8,404,632	5,317,315	3,055,340
Other income	46,904	66,806	-
Other expenses	(7,739)	(2,741)	(985)

Income (loss) before income tax	2,938,238	(3,269,776)	2,434,463
Benefit for income tax	-	-	-
Net income (loss)	2,938,238	(3,269,776)	2,434,463

Other comprehensive (loss) income
Foreign currency translation (loss) gain	$(549,015)	$(411,973)	$45,593

Comprehensive income (loss)	$2,389,223	$(3,681,749)	$2,480,056

Condensed statements of cash flows

	For the years ended June 30,
	2020	2019	2018
Net cash used in operating activities	$(3,586,857)	$(3,189,448)	$(4,099,305)
Net cash provided by financing activities	200,000	1,472,592	9,341,538
Effect of exchange rate changes on cash	97,179	569	(54,755)
Net (decrease) increase in cash	(3,289,678)	(1,716,287)	5,187,478
Cash and cash equivalents, at the beginning of the year	$3,471,191	$5,187,478	$-
Cash, cash equivalents at the end of the year	$181,513	$3,471,191	$5,187,478

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

ITEM 19.	EXHIBITS

The financial statements are filed as part of this Annual Report beginning on page F-1.

Exhibit No.	Description

1.1	Form of Underwriting Agreement (2).
2	Description of Securities registered under Section 12 of the Exchange Act
3.1	Memorandum and Articles of Association (1).
4.1	Specimen Share Certificate (1).
10.1	2017 Equity Incentive Plan (1).
10.2	2019 Equity Incentive Plan (3).
10.3	2020 Equity Incentive Plan(4)
10.4	Form Independent Director Agreement (1).
10.5	Employment Agreement between the Company and Xiao Feng Yang (1).
10.6	Employment Agreement between the Company and Raymond Ming Hui Lin (1).
10.7	Employment Agreement between the Company and Rui Yang (5).
10.8	Employment Agreement between the Company and Li Li.
10.9	ANZ Global Services and Operations (Chengdu) Company Limited Agreement (1).
10.10	Master Lease Agreement - Shanghai Pudong Software Park Co., Ltd..
10.11	Master Lease Agreement - Shanghai Pudong Software Park Co., Ltd..
10.12	Master Lease Agreement - Sun Hung Kai Real Estate Agency Ltd..
10.13	Form of Framework Contract for Subcontracting (1).
10.14	Form Warrant Agreement (2).
10.15	Form Lockup Agreement (2).
10.16	Escrow Indemnification Agreement (2).
10.17	Credit Agreement with China Merchants Bank Co. Ltd.-3 million
10.18	Credit Agreement with China Merchants Bank Co. Ltd.-5 million
10.19	Credit Agreement with Bank of Communications Co., Ltd.
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Code of Conduct and Ethics (1).
21.1	List of Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young Hua Ming LLP.
23.2	Consent of Friedman LLP.
99.1	Charter of the Audit Committee (1).
99.2	Charter of the Compensation Committee (1).
99.3	Charter of the Nominating Committee (1).
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed as part of the registration statement filed with the SEC on March 27, 2018 and incorporated by reference herein.

(2)	Previously filed with the SEC as an exhibit to Report on Form 6-K and incorporated by reference herein.

(3)	Previously filed as part of the registration statement filed with the SEC on April 29, 2019 and incorporated by reference herein.

(4)	Previously filed as part of the registration statement filed with the SEC on April 27, 2020 and incorporated by reference herein.

(5)	Previously filed as part of the registration statement filed with the SEC on November 4, 2019 and incorporated by reference herein.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLPS Incorporation

October 22, 2020	By:	/s/ Raymond Ming Hui Lin
		Name:	Raymond Ming Hui Lin
		Title:	Chief Executive Officer (Principal Executive Officer)

October 22, 2020	By:	/s/ Rui Yang
		Name:	Rui Yang
		Title:	Acting Chief Financial Officer (Principal Financial and Accounting Officer)