Form 20-F
period 2021-06-30
CLPS Inc
filed 2021-10-15
CIK 1724542

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2021

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

c/o Unit 1102, 11th Floor, Millennium City III

370 Kwun Tong Road, Kwun Tong, Kowloon

Hong Kong SAR

Tel: (852) 37073600

(Address of principal executive office)

Raymond Ming Hui Lin, Chief Executive Officer

c/o Unit 1102, 11th Floor, Millennium City III

370 Kwun Tong Road, Kwun Tong, Kowloon

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

On September 24, 2021, the issuer had 20,400,820 shares outstanding.

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

Except where the context otherwise requires and for purposes of this Annual Report only:

●	Depending on the context, the terms “we,” “us,” “our company,” and “our” refer to CLPS Incorporation, a Cayman Islands company, and its subsidiary and affiliated companies:

●	“Qinheng” refers to Qinheng Co., Limited, a Hong Kong company;

●	“Qiner” refers to Qiner Co., Limited, a Hong Kong company;

●	“CLIVST” refers to CLIVST Ltd., a British Virgin Islands company;

●	“FDT-CL” refers to FDT-CL Financial Technology Services Limited, a Hong Kong company;

●	“JQ” refers to JQ Technology Co., Limited, a Hong Kong company;

●	“JL” refers to JIALIN Technology Limited, a Taiwan company;

●	“CLPS QC (WOFE)” refers to Shanghai Qincheng Information Technology Co., Ltd., a PRC company;

●	“CLPS Shanghai” refers to ChinaLink Professional Services Co., Ltd., a PRC company;

●	“CLPS Dalian” refers to CLPS Dalian Co., Ltd., a PRC company;

●	“CLPS RC” refers to CLPS Ruicheng Co., Ltd., a PRC company;

●	“CLPS Beijing” refers to CLPS Beijing Hengtong Co., Ltd., a PRC company;

●	“JAJI China” refers to JAJI (Shanghai) Co., Ltd., formerly Judge (Shanghai) Co., Ltd. a PRC company;

●	“JAJI HR” refers to JAJI (Shanghai) Human Resource Co., Ltd. formerly Judge (Shanghai) Human Resource Co., Ltd., a PRC company;

●	“CLPS-Ridik AU” refers to CLPS-Ridik Technology (Australia) Pty. Ltd., an Australian company;

●	“CLPS SG” refers to CLPS Technology (Singapore) Pte. Ltd., a Singaporean company;

●	“CLPS Hong Kong” refers to CLPS Technology (HK) Co., Limited, a Hong Kong company;

●	“CLPS Shenzhen” refers to CLPS Shenzhen Co., Ltd., a PRC company;

●	“Huanyu” refers to Tianjin Huanyu Qinshang Network Technology Co., Ltd., a PRC company

●	“CLPS Guangzhou” refers to CLPS Guangzhou Co., Ltd., a PRC company.

●	“CLPS US” refers to CLPS Technology (US) Ltd., a Delaware company.

●	“CLPS California” refers to CLPS Technology (California) Inc., a California company.

●	“CLPS Lihong” refers to CLPS Lihong Financial Information Services Co., Ltd., formerly Lihong Financial Information Services Co., Ltd. before the investment, a PRC company.

●	“Infogain” refers to Infogain Solutions PTE. Ltd., a Singaporean company.

●	“EMIT” refers to Economic Modeling Information Technology Co., Ltd., a PRC company.

●	“CLPS Hangzhou” refers to CLPS Hangzhou Co. Ltd., a PRC company.

●	“CLPS Guangdong Zhichuang” refers to CLPS Guangdong Zhichuang Software Technology Co., Ltd. a PRC company.

●	“CLPS Shenzhen Robotics” refers to CLPS Shenzhen Robotics Co. Ltd., a PRC company.

●	“Ridik Pte.” refers to Ridik Pte. Ltd., a Singaporean company.

●	“Ridik Consulting” refers to Ridik Consulting Private Limited, an Indian company.

●	“Ridik Sdn.” refers to Ridik Sdn. Bhd., a Malaysian company.

●	“Ridik Software Pte.” refers to Ridik Software Solutions Pte. Ltd., a Singaporean company.

●	“Ridik Software” refers to Ridik Software Solutions Ltd., a UK company.

●	“Suzhou Ridik” refers to Suzhou Ridik Information Technology Co., Ltd., a PRC company.

●	“CLPS Japan” refers to CLPS Technology Japan, a Japanese company.

●	“Qinson” refers to Qinson Credit Card Services Limited, a Hong Kong company.

●	“CLPS Hainan” refers to Hainan Qincheng Software Technology Co., Ltd., a PRC company.

●	“SSIT” refers to Shanghai Shier Information Technology Co., Ltd., a PRC company.

●	“CareerWin” refers to CareerWin Executive Search Co., Ltd., a PRC company.

●	“CLPS Xi’an” refers to CLPS Xi’an Co., Ltd., a PRC company.

●	“Growth Ring” refers to Growth Ring Ltd., a British Virgin Islands company.
●	“Arabian Jasmine” refers to Arabian Jasmine Ltd., a British Virgin Islands company.

●	“Shanghai Chenqin” refers to Shanghai Chenqin Information Technology Services Co., Ltd., a PRC company.

●	“Noni Singapore” refers to Noni (Singapore) Pte. Ltd., a Singaporean company.

●	“CLPS-Beefinance” refers to CLPS-Beefinance Holding Limited, a British Virgin Islands company.

●	“Qinson Ltd.” refers to Qinson Ltd., a British Virgin Islands company.

●	“LQE” refers to LQE Ltd., a British Virgin Islands company.
●	“LinkCrypto” refers to LinkCrypto Finance Technology Limited, a Hong Kong company.

●	“MNYC” refers to MNYC HOLDINGS (HK) LIMITED, a Hong Kong company.

●	“MSCT” refers to MSCT Investment Holdings Limited, a British Virgin Islands company

●	“CLPS Philippines” refers to CLPS TECHNOLOGY (PHILIPPINES) CORP., a Philippine company.

●	“Beijing Bozhuo”refers to Beijing Bozhuo Education Technology Co., Ltd., a PRC company.

●	“Haikou Huaqin” refers to Haikou Huaqin Minshang Software Development Co., Ltd., a PRC company.

●	“UniDev” refers to Beijing UniDev Software Co., Ltd., a PRC company.

●	“Fuson” refers to Fuson Group Limited, a Hong Kong company.

●	all references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States.

●	“Shares” and “Common Shares” refer to our shares, $0.0001 par value per share;

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Macau, Taiwan and Hong Kong; and

●	all references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and our functional currency is Renminbi. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars in this Annual Report were made at the rate of RMB 6.4566 to USD1.00, the noon buying rate on June 30, 2021, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount and not the translated U.S. dollar equivalent. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

A.	Selected financial data

The following selected consolidated financial data as of and for the years ended June 30, 2021, 2020 and 2019 have been derived from the audited consolidated financial statements of the Company included in this Annual Report. This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included in this Annual Report. The Company’s results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Annual Report.

The following table presents our summary consolidated statements of comprehensive (loss) income for the fiscal years ended June 30, 2021, 2020 and 2019, respectively.

Selected Consolidated Statement of Comprehensive Income (Loss)

	For the years ended June 30,
	2021	2020	2019

Revenues	$126,061,693	$89,415,798	$64,932,937
Less: Cost of revenues	(85,890,757)	(58,296,097)	(41,178,356)
Gross profit	40,170,936	31,119,701	23,754,581

Operating income (expenses):
Selling and marketing expenses	(3,753,236)	(3,059,877)	(2,179,029)
Research and development expenses	(13,337,913)	(10,436,975)	(7,978,883)
General and administrative expenses	(16,784,688)	(16,343,936)	(17,384,393)
Subsidies and other operating income	2,080,087	1,927,230	697,370
Total operating expenses	(31,795,750)	(27,913,558)	(26,844,935)
Income (loss) from operations	8,375,186	3,206,143	(3,090,354)
Other income	296,319	608,638	82,138
Other expenses	(351,045)	(107,322)	(92,429)

Income (loss) before income tax and share of income (loss) in equity investees	8,320,460	3,707,459	(3,100,645)
Provision for income taxes	1,257,124	835,444	186,615
Income (loss) before share of income (loss) in equity investees	7,063,336	2,872,015	(3,287,260)
Share of (loss) income in equity investees, net of tax	(44,121)	207,363	(145,329)
Net income (loss)	7,019,215	3,079,378	(3,432,589)
Less: Net income (loss) attributable to noncontrolling interests	202,643	141,139	(162,813)
Net income (loss) attributable to CLPS Incorporation’s shareholders	$6,816,572	$2,938,239	$(3,269,776)

Other comprehensive income (loss)
Foreign currency translation income (loss)	$2,695,223	$(571,943)	$(429,348)
Less: foreign currency translation income (loss) attributable to noncontrolling interest	102,475	(22,928)	(17,375)
Other comprehensive income (loss) attributable to CLPS Incorporation’s shareholders	$2,592,748	$(549,015)	$(411,973)
Comprehensive income (loss) attributable to CLPS Incorporation shareholders	$9,409,320	$2,389,224	$(3,681,749)
Comprehensive income (loss) attributable to noncontrolling interests	305,118	118,211	(180,188)
Comprehensive income (loss)	$9,714,438	$2,507,435	$(3,861,937)

Basic earnings (loss) per common share	0.39	0.20	(0.24)
Weighted average number of share outstanding – basic	17,279,443	14,689,224	13,843,764
Diluted earnings (loss) per common share	0.39	0.20	(0.24)
Weighted average number of share outstanding – diluted	17,569,440	14,692,299	13,843,764

Supplemental information:
Non-GAAP income before income tax and share of income (loss) of equity investees	13,449,156	7,711,539	3,915,444
Non-GAAP net income	12,147,911	7,083,458	3,583,500
Non-GAAP net income attributable to CLPS Incorporation’s shareholders	11,945,268	6,942,319	3,746,313
Non-GAAP basic earnings per common share	0.69	0.47	0.27
Weighted average number of share outstanding – basic	17,279,443	14,689,224	13,843,764
Non-GAAP diluted earnings per common share	0.68	0.47	0.27
Weighted average number of share outstanding – diluted	17,569,440	14,692,299	13,969,436

The following table presents our consolidated balance sheet data as of June 30, 2021 and 2020, respectively.

	As of June 30,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$24,739,382	$12,652,120
Short-term investments	4,158,535	636,934
Accounts receivable, net	44,138,997	25,753,856
Prepayments, deposits and other assets, net	2,530,458	1,280,967
Prepaid income tax	-	15,780
Amounts due from related parties	546,128	169,185
Total Current Assets	$76,113,500	$40,508,842

Non-current assets:
Property and equipment, net	600,791	452,472
Intangible assets, net	1,050,499	1,144,579
Goodwill	2,444,950	2,118,700
Long-term investments	1,014,784	680,131
Prepayments, deposits and other assets, net	896,145	244,387
Deferred tax assets, net	607,773	203,247
Total Assets	$82,728,442	$45,352,358

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loans	$7,536,839	$2,161,239
Accounts payable	559,450	268,661
Accrued expenses and other current liabilities	245,408	220,382
Tax payables	1,715,009	1,426,614
Contract liabilities	326,912	755,178
Salaries and benefits payable	12,466,921	11,522,268
Amounts due to related party	183,148	-
Total current liabilities	$23,033,687	$16,354,342

Non-current liabilities:
Bank loans	9,644	22,554
Deferred tax liabilities	155,033	163,163
Other non-current liabilities	1,799,383	194,939
Total Liabilities	$24,997,747	$16,734,998
Commitments and Contingencies

Shareholders’ Equity:
Common stock, $0.0001 par value, 100,000,000 shares authorized; 20,293,552 shares issued and outstanding as of June 30, 2021; 15,930,330 shares issued and outstanding as of June 30, 2020	2,029	1,593
Additional paid-in capital	48,516,695	28,586,048
Statutory reserves	4,214,075	2,803,811
Retained earnings (Accumulated deficits)	2,726,165	(2,680,143)
Accumulated other comprehensive income (loss)	1,230,083	(1,362,665)
Total CLPS Incorporation’s Shareholders’ Equity	56,689,047	27,348,644

Noncontrolling interests	1,041,648	1,268,716

Total Shareholders’ Equity	57,730,695	28,617,360

Total Liabilities and Shareholders’ Equity	$82,728,442	$45,352,358

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On September 30, 2021, the buying rate announced by the Federal Reserve Statistical Release was RMB 6.4434 to $1.00.

	Spot Exchange Rate
	Period Ended	Average (1)	Low	High
Period	(RMB per US$1.00)
2018	6.8755	6.6090	6.2649	6.9737
2019	6.9618	6.9081	6.6822	7.1786
2020	6.5250	6.9043	6.5208	7.1681
2021
January	6.4282	6.4672	6.4282	6.4822
February	6.4730	6.4601	6.4344	6.4869
March	6.5518	6.5109	6.4648	6.5716
April	6.4749	6.5186	6.4710	6.5649
May	6.3674	6.4321	6.3674	6.4749
June	6.4566	6.4250	6.3796	6.4811
July	6.4609	6.4763	6.4562	6.5104
August	6.4604	6.4768	6.4604	6.5012
September	6.4434	6.4563	6.4320	6.4702

Source: https://www.federalreserve.gov/releases/h10/hist/default.htm

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

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

We have significantly grown and expanded our business recently. Our revenues grew from $64.9 million in fiscal 2019 to $89.4 million in fiscal 2020 and to $126.1 million in fiscal 2021. We maintain nineteen delivery and/or R&D centers, of which eleven are located in Mainland China (Shanghai, Beijing, Dalian, Tianjin, Baoding, Xi’an, Chengdu, Guangzhou, Shenzhen, Hangzhou, and Hainan) and eight are located globally (Hong Kong SAR, the United States of America, the Philippines, Japan, Singapore, Malaysia, Australia, and India), to serve different customers in various geographic locations. The number of our total employees grew from 2,085 in fiscal 2019 to 2,746 in fiscal 2020. As of June 30, 2021 we had 3,352 full-time employees. We are actively looking for additional locations to establish new offices and expand our current offices and sales and delivery centers. We intend to continue our expansion in the foreseeable future to pursue existing and potential market opportunities. Our growth has placed and will continue to place significant demands on our management and our administrative, operational and financial infrastructure. Continued expansion increases the challenges we face in:

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

The IT services industry relies on skilled personnel, and our success depends to a significant extent on our ability to recruit, train, develop and retain qualified personnel, especially experienced middle and senior level management. The IT services industry in China has experienced significant levels of employee attrition. Our annual voluntarily attrition rates were 16% and 16.6% in fiscal 2019 and fiscal 2020, respectively; in fiscal 2021, this rate was 15%. We may encounter higher attrition rates in the future, particularly if China continues to experience strong economic growth. There is significant competition in China for skilled personnel, especially experienced middle and senior level management, with the skills necessary to perform the services we offer to our clients. Increased competition for these personnel, in the IT industry or otherwise, could have an adverse effect on us. Spearheaded by the institution that provides continuing education to all CLPS staff and develop new talents from partner universities to further drive the Company’s growth (“CLPS Academy”), we have established Talent Creation Program (“TCP”) and Talent Development Program (“TDP”) to increase our human capital and employee loyalty, however, a significant increase in our attrition rate could decrease our operating efficiency and productivity and could lead to a decline in demand for our services. Additionally, failure to recruit, train, develop and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new personnel successfully could have a material adverse effect on our business, financial condition and results of operations. Failure to retain our key personnel on client projects or find suitable replacements for key personnel upon their departure may lead to termination of some of our client contracts or cancellation of some of our projects, which could materially and adversely affect our business.

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

We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major clients. For the years ended June 30, 2021, 2020 and 2019, Citibank and its affiliates accounted for 19.1%, 21.5% and 25.7% of the Company’s total revenues, respectively. For fiscal 2021 and 2020, substantially all the service provided by the Company to Citibank was IT consulting services and billed through time-and-expense contracts. The Company has not entered into any material long term contracts with Citibank. Our ability to maintain close relationships with these and other major clients is essential to the growth and profitability of our business. However, the volume of work performed for a specific client is likely to vary from year to year, especially since we are generally not our clients’ exclusive IT services provider, and we do not have long-term commitments from any of our clients to purchase our services. The typical term for our service agreements is between 1 and 3 years. A major client in one year may not provide the same level of revenues for us in any subsequent year. The IT services we provide to our clients, and the revenues and income from those services, may decline or vary as the type and quantity of IT services we provide change over time. In addition, our reliance on any individual client for a significant portion of our revenues may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service. In addition, a number of factors other than our performance could cause the loss of or reduction in business or revenues from a client, and these factors are not predictable. These factors may include corporate restructuring, pricing pressure, changes to its outsourcing strategy, switching to another services provider or returning work in-house. In the future, a small number of customers may continue to represent a significant portion of our total revenues in any given period. The loss of any of our major clients could adversely affect our financial condition and results of operations.

If we are unable to collect our receivables from our clients, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. As of June 30, 2021 and 2020, our accounts receivable balance, net of allowance, amounted to approximately $44.1 million and $25.8 million, respectively. As of the years ended June 30, 2021 and 2020, Citibank accounted for 23.1% and 30.1% of the Company’s total accounts receivable balance. Since we generally do not require collateral or other security from our clients, we establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. However, actual losses on client receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our clients in accordance with the contracts with our clients, our results of operations and cash flows could be adversely affected.

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

In December 2019, the 2019 novel coronavirus (COVID-19) surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020 with respect to the outbreak then characterized it as a pandemic on March 11, 2020. The outbreak has spread throughout Europe and the Middle East, and there have been many cases of COVID-19 in Canada and the United States, causing companies and various international jurisdictions to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. While these effects are expected to be temporary, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time. Similarly, we cannot estimate whether or to what extent this outbreak and potential financial impact may extend to countries outside of those currently impacted. At this point, the extent to which the coronavirus may impact our results is uncertain; however, it is possible that our consolidated results in 2021 may be negatively impacted by this event. The impacts of the outbreak are unknown and rapidly evolving.

Fluctuation in the value of the Renminbi and other currencies may have a material adverse effect on the value of your investment.

Our financial statements are expressed in U.S. dollars. However, a majority of our revenues and expenses are denominated in Renminbi (RMB). Our exposure to foreign exchange risk primarily relates to the limited cash denominated in currencies other than the functional currencies of each entity and limited revenue contracts dominated in Singapore dollar, Hong Kong dollar, Australian dollar, Indian rupee, Malaysian ringgit and Japanese yen in certain of our operating subsidiaries. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. However, the value of your investment in our common shares will be affected by the foreign exchange rate between U.S. dollars and RMB because the primary value of our business is effectively denominated in RMB, while the common shares will be traded in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-RMB exchange rate relatively stable.

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

We have implemented a number of measures to improve our internal control over financial reporting to address the material weakness that have been identified. For details about remediation, refer to “Item 15. Controls and Procedures.” As of June 30, 2021, based on an assessment performed by our management on the performance of the remediation measures, we determined that the material weakness previously identified in our internal control over financial reporting had been remediated.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. It is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies.

We are a public company in the United States subject to the Sarbanes Oxley Act of 2002. Section 404 of the Sarbanes Oxley Act, or Section 404, requires us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. Our management concluded that our internal control over financial reporting is effective as of June 30, 2021. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective in the future, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Pursuant to Company Law of P.R. China (2018 Revision), Foreign Investment Law of the People’s Republic of China (2020) and Implementing Regulations of the Foreign Investment Law of the People’s Republic of China (2020), our WOFE entity is required to allocate a portion of its after-tax profits, to the statutory reserve fund, and in its discretion, to the staff welfare and bonus funds. No lower than 10% of an enterprise’s after tax-profits should be allocated to the statutory reserve fund. When the statutory reserve fund account balance is equal to or greater than 50% of the WOFE’s registered capital, no further allocation to the statutory reserve fund account is required. WOFE determines, in its own discretion, the amount contributed to the staff welfare and bonus funds. These reserves represent appropriations of retained earnings determined according to Chinese law.

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

According to the Catalogue of Industries for Encouraging Foreign Investment (2020) issued by the National Development and Reform Commission and the Ministry of Commerce, IT services fall into the category of industries in which foreign investment is encouraged. The State Council has promulgated several notices since 2000 to launch favorable policies for IT services, such as preferential tax treatments and credit support. Under rules and regulations promulgated by various Chinese government agencies, enterprises that have met specified criteria and are recognized as software enterprises by the relevant government authorities in China are entitled to preferential treatment, including financing support, preferential tax rates, export incentives, discretion and flexibility in determining employees’ welfare benefits and remuneration. Software enterprise qualifications are subject to annual examination. Enterprises that fail to meet the annual examination standards will lose the favorable enterprise income tax treatment. Enterprises exporting software or producing software products that are registered with the relevant government authorities are also entitled to preferential treatment including governmental financial support, preferential import, export policies and preferential tax rates. If and to the extent we fail to maintain compliance with such applicable rules and regulations, our operations and financial results may be adversely affected.

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

Substantial uncertainties exist with respect to the interpretation and implementation of Cyber Security Law as well as any impact it may have on our business operations.

On July 1, 2015, the Standing Committee of the National People’s Congress issued the National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard its sovereignty, security and cybersecurity development interests, and that the government shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of China.

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. This is the first Chinese law that focuses exclusively on cyber security. The Cyber Security Law provides that network operators must set up internal security management systems that meets the requirements of a classified protection system for cybersecurity, including appointing dedicated cybersecurity personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cybersecurity incidents, and taking data security measures such as data classification, backups and encryption. The Cyber Security Law also imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cyber Security Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up.

The Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure.” These requirements include data localization, i.e., storing personal information and important business data in China, and national security review requirements for any network products or services that may have an impact on national security. Among other factors, “critical information infrastructure” is defined as critical information infrastructure, that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihood, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public service and e-government.

On July 30, 2021, the the State Council of the People’s Republic of China issued the Regulations on Security Protection of Critical Information Infrastructures, which came into effect on September 1, 2021. The Regulations on Security Protection of Critical Information Infrastructures provides that “critical information infrastructure” shall be identified by the “protection work departments” (the competent departments and supervision and administration departments of the important industries and fields, such as public communication and information service, energy, transportation, water resources, finance, public services, e-government affairs, science, technology and industry for national defense as well as other important network facilities and information system, etc. of which the destruction, loss of function and data divulgence may seriously endanger national security, people’s livelihood and public interests). A “protection work department” shall, in light of the actualities of the industry or field concerned, formulate the rules for identification of “critical information infrastructure” and submit the same to the public security department of the State Council for record-filing, and shall take the following factors into consideration in the rule formulating work: 1) Degree of importance of the network facilities and information system to the critical and core business of the industry or field concerned; 2) Extent of harm likely to be caused once the network facilities and information system, etc. are destroyed, lose functions or divulge data; and; 3) Correlation effect on other industries and fields. However, no official guidelines as to the scope of “critical information infrastructure” or identification rules of the “critical information infrastructure” of our industry or field have been formally issued.

We do not believe that we are an operator of “critical information infrastructure” as defined in the Cyber Security Law and the Regulations on Security Protection of Critical Information Infrastructures. However, there is no assurance that we may not be considered an operator of “critical information infrastructure” in the future as the definition is not precise, and there are substantial uncertainties as to the ultimate interpretation and implementation of the Cyber Security Law and the Regulations on Security Protection of Critical Information Infrastructures. If we are identified as an operator of “critical information infrastructure” accordingly, it could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

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

The majority of our operations are conducted outside of the U.S. As a result, it may not be possible for the U.S. regulators to conduct investigations or inspections, or to effect service of process within the U.S. or elsewhere outside China on us, our subsidiaries, officers, directors and shareholders, and others, including with respect to matters arising under U.S. federal or state securities laws. China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the U.S. and many other countries. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. As a result, recognition and enforcement in China of these judgments in relation to any matter, including U.S. securities laws and the laws of the Cayman Islands, may be difficult or impossible.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of the stock of our operating company.

Pursuant to the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, which became effective in February 2015, or Circular 7, Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, which became effective in December 2017, or Circular 37, Law of the People’s Republic of China on Enterprise Income Tax on December 29, 2018 and Regulations on the Implementation of Enterprise Income Tax Law on April 23, 2019, where a non-resident enterprise indirectly transfers properties such as equity in Chinese resident enterprises without any justifiable business purposes with the aim of avoiding to pay enterprise income tax, such indirect transfer shall be reclassified as a direct transfer of equity in Chinese resident enterprise in accordance with Article 47 of the Enterprise Income Tax Law. The PRC tax authority will examine the true nature of such transfer, and the gains derived from such transfer may be subject to PRC withholding tax at the rate of up to 10%. In addition, the PRC resident enterprise is supposed to provide necessary assistance to support the enforcement of the Laws and Circulars. The PRC tax authorities may make claims against our PRC subsidiary as being indirectly liable for unpaid taxes, if any, arising from Indirect Transfers by shareholders who did not obtain their shares in the public offering of our shares.

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

Ernst & Young Hua Ming LLP, our independent registered public accounting firm, is required under U.S. law to undergo regular inspections by the PCAOB. However, without approval from the Chinese government authorities, the PCAOB is currently unable to conduct inspections of the audit work and practices of PCAOB-registered audit firms within the PRC on a basis comparable to other non-U.S. jurisdictions. Since we have substantial operations in the PRC, our independent registered public accounting firm and its audit work are currently not fully inspected by the PCAOB.

The SEC previously instituted proceedings against mainland Chinese affiliates of the “big four” accounting firms, including the affiliate of our auditor, for failing to produce audit work papers under Section 106 of the Sarbanes-Oxley Act because of restrictions under PRC law. Each of the “big four” accounting firms in mainland China agreed to a censure and to pay a fine to the SEC to settle the dispute and stay the proceedings for four years, until the proceedings were deemed dismissed with prejudice on February 6, 2019. It remains unclear whether the SEC will commence a new administrative proceeding against the four mainland China-based accounting firms. Any such new proceedings or similar action against our audit firm for failure to provide access to audit work papers could result in the imposition of penalties, such as suspension of our auditor’s ability to practice before the SEC. The audit committee is aware of the policy restriction and regularly communicated with our independent auditor to ensure compliance. If additional remedial measures are imposed on the China-based “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act. If our independent registered public accounting firm, or its affiliate, was denied, even temporarily, the ability to practice before the SEC, and it was determined that our financial statements or audit reports were not in compliance with the requirements of the U.S. Exchange Act, we could be at risk of delisting or become subject to other penalties that would adversely affect our ability to remain listed on the Nasdaq.

In recent years, U.S. regulators have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of increased regulatory focus in the U.S. on access to audit information, on December 18, 2020, the President of the United States signed into law the Holding Foreign Companies Accountable Act (the “HFCAA”), which includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. On March 24, 2021, the SEC issued rule amendments to implement submission and disclosure requirements mandated by HFCAA, one of which requires the SEC to identify issuers whose audit reports are prepared by an accounting firm that is located in a foreign jurisdiction and the PCAOB has determined it is unable to inspect due to legal restrictions of that foreign jurisdiction. PCAOB publishes its own list of issuers whose audit reports it cannot duly inspect. As of January 1, 2021, the PCAOB list consists of 197 issuers located in Mainland China, and our Company is one of them. If our Company becomes an SEC-identified issuer when the SEC identified list becomes available, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our ordinary shares being delisted. Delisting of our ordinary shares would force our U.S.-based shareholders to sell their shares. The market prices of our ordinary shares could be adversely affected as a result of anticipated negative impacts of the HFCAA upon, as well as negative investor sentiment towards, China-based companies listed in the United States, regardless of whether the HFCAA is enacted and regardless of our actual operating performance.

On September 22, 2021 the PCAOB adopted a final rule implementing the HFCAA, which awaits the SEC approval before going into effect. In the final rule the PCAOB is currently unable to inspect or investigate accounting firm due to a position of the local authority in China, which is the office location of our independent auditors. Any resulting actions, proceedings or new rules could adversely affect the listing and compliance status of China-based issuers listed in the United States, such as our company, and may have a material and adverse impact on the trading prices of the securities of such issuers, including our ordinary shares, and substantially reduce or effectively terminate the trading of our ordinary shares in the United States.

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

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on or after December 31, 2020. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

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

All of our operations and records, and all of our senior management are located in the PRC. Shareholders of companies such as ours have limited ability to assert and collect on claims in litigation against such companies and their principals. In addition, China has very restrictive secrecy laws that prohibit the delivery of many of the financial records maintained by a business located in China to third parties absent Chinese government approval. Since discovery is an important part of proving a claim in litigation, and since most if not all of our records are in China, Chinese secrecy laws could frustrate efforts to prove a claim against us or our management. In addition, in order to commence litigation in the United States against an individual such as an officer or director, that individual must be served. Generally, service requires the cooperation of the country in which a defendant resides. China has a history of failing to cooperate in efforts to affect such ser increased costs vice upon Chinese citizens in China.

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

Since our inception, we have aimed to build one of the largest sales and service delivery platforms for IT services and solutions in China. The nature of our services is such that we provide a majority of services to our banking and credit card clients in order to build new or modify existing clients’ own proprietary systems. We are fully committed of providing digital transformation services with focused on financial and technology in the banking, wealth management, e-commerce, and automotive industries, among others, through the utilization of innovative technology to achieve our client’s goals. We maintain nineteen delivery and/or R&D centers, of which eleven are located in Mainland China (Shanghai, Beijing, Dalian, Tianjin, Baoding, Xi’an, Chengdu, Guangzhou, Shenzhen, Hangzhou, and Hainan) and eight are located globally (Hong Kong SAR, the United States of America, the Philippines, Japan, Singapore, Malaysia, Australia, and India.) By combining onsite (when we send our team to our client) or onshore (when we send our team to client’s overseas location) support and consulting with scalable and high-efficiency offsite (when we send our team to a location other than client’s location) or offshore (when we send our team to a location that is other than a client’s location overseas) services and processing, we are able to meet client demands in a cost-effective manner while retaining significant operational flexibility. By serving both Chinese and global clients on a common platform, we are able to leverage the shared resources, management, industry expertise and technological know-how to attract new business and remain cost competitive.

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

As of the date of this Annual Report, CLPS Shanghai has three wholly-owned subsidiaries: CLPS RC, CLPS Huanyu, and CLPS Hangzhou Co., Ltd., Besides the three wholly-owned subsidiaries, CLPS Shanghai participated in the following investments:

●	CLPS Beijing — CLPS Shanghai holds 49% of equity interest in CLPS Beijing, a PRC limited liability company

●	JAJI China — CLPS Shanghai holds a 60% of equity interest in JAJI China, a PRC limited liability company

●	CLPS Shenzhen — CLPS Shanghai holds 70% of equity interest in CLPS Shenzhen, a PRC limited liability company.

●	CLPS Guangzhou — CLPS Shanghai holds 51% of equity interest in CLPS Guangzhou, a PRC limited liability company.

●	CLPS Dalian — CLPS Shanghai holds 49% of equity interest in CLPS Dalian, a PRC limited liability company.

●	CLPS Guangdong Zhichuang — CLPS Shanghai holds 10% of equity interest in CLPS Guangdong Zhichuang, a PRC limited liability company.

●	CLPS Shenzhen Robotics — CLPS Shanghai holds 10% of equity interest in CLPS Shenzhen Robotics, a PRC limited liability company.

●	SSIT — CLPS Shanghai holds 35% of equity interest in SSIT, a PRC limited liability company.

●	UniDev — CLPS Shanghai holds 15% of equity interest in UniDev, a PRC limited liability company.

IT consulting services primarily includes application development services for banks and institutions in the financial industry and which are billed for on a time-and-expense basis. Customized IT solutions services primarily includes customized solution development and maintenance service for general enterprises and which are billed for on a fixed-price basis. The following entities provide either consulting or solution services or both, depending on where our clients are based. The entities are currently servicing one of the services might expand to both services if our clients’ needs arise:

●	CLPS Dalian provides both consulting and solution services. CLPS Dalian services clients in China’s north east region, including Dalian.

●	CLPS RC provides consulting services. CLPS RC focuses on small and medium domestic financial institutions.

●	CLPS Beijing provides both consulting and solution services. CLPS Beijing services clients in China’s central east region, including Beijing and Tianjin.

●	CLPS-Ridik AU currently only provides consulting services. CLPS-Ridik AU services clients in Australia.

●	CLPS SG currently only provides consulting services. CLPS SG services clients in South East Asia region, including Singapore.

●	Infogain currently only provides consulting services. Infogain services clients in South East Asia region, including Singapore.

●	JAJI China is a joint venture with The Judge Group in the US. JAJI China continues to service The Judge Group’s clients in China. JAJI China focuses on expanding its client bases with collaboration efforts with The Judge Group. On April 2, 2021, as part of business strategy, the Company changed the English entity name of its majority-owned subsidiary, JAJI (Shanghai) Co., Ltd. and its wholly-owned subsidiary JAJI (Shanghai) Human Resource Co., Ltd., to JAJI (Shanghai) Co., Ltd. (“JAJI China”) and JAJI (Shanghai) Human Resource Co., Ltd. (“JAJI HR”), respectively.

●	CLPS Hong Kong currently only provides consulting services. CLPS Hong Kong services clients in East Asia region, including Hong Kong.

●	CLPS Shenzhen currently only provides consulting services. CLPS Shenzhen services clients in Shenzhen.

●	CLPS Guangzhou currently only provides consulting services. CLPS Guangzhou services clients in Guangzhou.

●	Ridik Pte. currently only provides consulting services. Ridik Pte. services in South East Asia region, including Singapore.

●	Ridik Software Pte currently only provides consulting services. Ridik Software Pte services in South East Asia region, including Singapore.

●	Ridik Sdn. currently only provides consulting services. Ridik Sdn. services in South East Asia region, including Malaysia.

●	CLPS Shanghai holds 100% of equity interest in Huanyu which was incorporated in September 2017 for the purposes of providing Internet technology services and products to clients. CLPS Shanghai, CLPS Dalian, CLPS RC, CLPS Beijing and JAJI China all contribute material amounts of the Company’s total revenues.

Corporate Information

On March 2021, we relocated our principal executive office to Unit 1102, 11th Floor, Millennium City III, 370 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR from Unit 702, 7th Floor, Millennium City II, 378 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR. Our telephone number is (852)3707-3600. Our website is as follows www.clpsglobal.com. The information on our website is not part of this Annual Report.

The following diagram illustrates our corporate structure:

CLPS Corporate Structure

CLPS Incorporation (Cayman Islands)
Offshore
100%
100%
100%
100%
100%
LQE Ltd.(BVI)
Qinson Ltd.(BVI)
Qinheng Co., Limited(HK)
Growth Ring Ltd.(BVI)
Qiner Co., Limited (HK)
100%
Arabian Jasmine Ltd.(BVI)
100%
Noni (SINGAPORE) PTE. LTD.
100%
CLPS Technology (Hong Kong) Co., Limited
Minshang Creative Technology Holdings Limited(Cayman Islands) 民商创科控股有限公司
46.67%
53.33%
MSCT Investment Holdings Limited (BVI)
100%
MNYC HOLDINGS (HK) LIMITED 民农云仓控股(香港)有限公司 (HK)
COLUMBUS CENTURY DEVELOPMENT CO,
55%
45%
CLPS-Beefinance Holding Limited(BVI)
100%
LinkCrypto Finance Technology Limited (HK)
35.02%
Fuson Group Limited (HK)
100%
CLPS-RIDIK TECHNOLOGY (AUSTRALIA) PTY LTD
100%
CLPS Technology (Japan) Co. Ltd. CLPS Technology Japan 株式会社
100%
CLPS Technology (US) Ltd.
100%
CLPS TECHNOLOGY (CALIFORNIA) INC.
100%
Qinson Credit Card Services Limited 晨欽信用卡服務有限公司
100%
CLPS TECHNOLOGY (SINGAPORE) PTE.LTD
100%
RIDIK PTE LTD (Singapore)
100%
CLPS TECHNOLOGY (PHILIPPINES) CORP
100%
100%
100%
RIDIK CONSULTING PRIVATE LIMITED
RIDIK SDN. BHD. Malaysia
RIDIK SOFTWARE SOLUTIONS PTE. LTD (Singapore)
PRC Onshore
100%
Shanghai Chenqin Information Technology Services Co., Ltd. 上海晨钦信息科技服务有限公司
100%
Shanghai Qincheng Information Technology Co., Ltd. 上海钦诚信息科技有限公司
100%
Haikou Huaqin Minshang Software Development Co., Ltd. 海口华钦民商软件开发有限公司
44.7%
55.3%
Hainan Qincheng Software Technology Co.Ltd 海南钦诚软件技术有限公司
100%
CLPS Xian Co., Ltd. 西安华钦信息科技有限
55.3%
44.7%
ChinaLink Professional Services Co., Ltd. 上海华钦信息科技股份有限公司
51%
CLPS Dalian Co., Ltd. 大连华钦软件技术有限公司
49%
49%
CLPS Guangzhou Co., Ltd.
51%
51%
CLPS Beijing Hengtong Co., Ltd.
49%
Individual Sharehold
Individual
30%
30%
40%
Economic Modeling Information Technology Co., Ltd. 经数（上海）信息科技有限公司
100%
CLPS Ruicheng Co., Ltd. 上海华钦瑞成信息技术有限公
Beijing Bright Technology Co.,Ltd. %北京佰瑞德科技
33%
60%
7%
Individual Shareholder
JAJI (Shanghai) Co., Ltd. 加绩（上海）科技服务有限公
30%
70%
CLPS Shenzhen Co., Ltd. 深圳华钦软件技术有限公司
100
CLPS Hangzhou Co., Ltd.
100%
Tianjin Huanyu Qinshang Network Technology Co., Ltd. 天津寰宇钦尚网络科技有限公司
Individual Sharehold
85%
15%
Beijing Unidev Software Co. Ltd. 北京卓越联腾科技有限公司
Shenzhen Zhichuang Wuxian Technology Co., Ltd. 深圳指创无限科技有限公司
90%
10%
Guangdong Huaqin Zhichuang Software Technology Co., Ltd. 广东华钦指创软件技术有限公司
Individual Shareholder
45%
10%
45%
Individual Shareholder
Shenzhen Huaqin Robotics Co., Ltd 深圳华钦机器人有限公司
35%
65%
Individual Shareholder
Shanghai Shier Information Technology Co., Ltd 上海始而信息科技有限公司
100%
60%
Individual Shareholder
40%
JAJI (Shanghai) Human Resource Co., Ltd. 加绩（上海）人力资源有限公司
Beijing Bozhuo Education Technology Co., Ltd. 北京博卓教育科技有限公司
100%
CareerWin Executive Search Co., Ltd. 上海昊硕企业管理咨询有限公司

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

Overview

We are a global information technology (“IT”), consulting and solutions service provider focused on delivering services to global institutions in banking, insurance and financial sectors, both in China and globally. For more than ten years, we have served as an IT solutions provider to a growing network of clients in the global financial industry, including large financial institutions from the US, Europe, Australia, Southeast Asia and Hong Kong, and their PRC-based IT centers. We have created and developed a particular market niche by providing turn-key financial solution. Since our inception, we have aimed to build one of the largest sales and service delivery platforms for IT services and solutions in China. We are fully committed of providing digital transformation services with focused on financial and technology in the banking, wealth management, e-commerce, and automotive industries, among others, through the utilization of innovative technology to achieve our client’s goals. We maintain nineteen delivery and/or R&D centers, of which eleven are located in Mainland China (Shanghai, Beijing, Dalian, Tianjin, Baoding, Xi’an, Chengdu, Guangzhou, Shenzhen, Hangzhou, and Hainan) and eight are located globally (Hong Kong SAR, the United States of America, the Philippines, Japan, Singapore, Malaysia, Australia, and India.) By combining onsite or onshore support and consulting with scalable and high-efficiency offsite or offshore services and processing, we are able to meet client demands in a cost-effective manner while retaining significant operational flexibility. We believe that maintaining our Company as a proven, reliable partner to our financial industry clients both in China and globally positions us well to capture greater opportunities in the rapidly evolving global market for IT consulting and solutions.

Industry and Market Background

China’s Banking Industry

According to the 2020 annual report of China Banking and Insurance Regulatory Commission (CBIRC), China’s banking financial institutions had total assets of RMB 312.7 trillion (USD 48.4 trillion) at the end of 2020, a year-on-year increase of RMB 30.2 trillion (USD 4.7 trillion), or 10.5%. Total liabilities equalled to RMB 286.2 trillion (USD 44.3 trillion), a year-on-year increase of RMB 28.0 trillion (USD 4.3 trillion), or 10.7%. The total assets of banking financial institutions were RMB 94.3 trillion (USD 14.6 trillion) in 2010. Over the past 10 years, total assets of China’s banking financial institutions grew at a compound annual growth rate of more than 10%. However, the banking industry is facing many challenges, such as the competition with private capital, the participation of technological enterprises, changes in the financial market, the tightening of regulatory policies, and more diversified deposit substitute products, among others. Following the 2006 repeal of geographical and customer restrictions on foreign banks, the CBIRC continued the policies to open China’s banking industry for entry by foreign competitors to promote healthy competition in the industry. Since 2018, the CBIRC has announced three rounds of 34 new measures to further open up China to the outside world, such as abolishing or relaxing restrictions on foreign ownership, relaxing access conditions for foreign institutions and businesses, expanding the business scope of foreign institutions, optimizing regulatory rules for foreign institutions and simplifying administrative licensing procedures. By the end of 2020, foreign banks had set up 41 foreign legal entities, 116 branches of foreign banks and 144 representative offices in China, with a total asset of RMB 3.78 trillion (USD 0.6 trillion).

Software and Information Technology Service Industry in China

According to the 2020 Economic Performance of the Software Industry report of Ministry of Industry and Information Technology (MIIT), China’s software and information technology service industry continued to recover, gradually overcame the impacts of the COVID-19 pandemic and showed a steady development trend. Both revenue and profits maintained rapid growth momentum, and the number of employees increased in a stable rate. Information technology services shifted to cloud-based, and software applications became more service-oriented and platform-based. The growth rate of the software industry in the western region grew rapidly, while the eastern region maintained a concentrated and leading development trend.

China’s software and information technology services industry has developed and grown rapidly in recent years. The MIIT data showed that the industry’s revenue reached RMB 8.2 trillion (USD 1.3 trillion) in 2020, an increase of 13.3% compared to 2019, with the same growth rate. Industry profits grew steadily. In 2020, the industry achieved a total profit of RMB 1.1 trillion (USD 0.17 trillion), an increase of 7.8% over the previous year.

Data Source: The Ministry of Industry and Information Technology, National Bureau of Statistics of China.

The development of China’s software and IT service industry is generally characterized by:

●	Software products —In 2020, the industry’s revenue from software products reached RMB 2.28 trillion (USD 0.35 trillion), an increase of 10.1% over the previous year, accounting for 27.9% of the industry’s revenue. Among them, the revenues from industrial software products are RMB 197.4 billion (USD 30.6 billion), an increase of 11.2%. playing an important role in supporting the independent and controllable development of the industrial sector.

●	Information technology services —Stayed ahead and continued to evolve towards cloud computing. In 2020, the industry’s revenue from information technology services reached RMB 5.0 trillion (USD 0.77 trillion), an increase of 15.2% over the previous year. The growth rate was 1.9% higher than the industry’s average, accounting for 61.1% of the industry’s revenue. Among them, e-commerce platform technical services revenues reached RMB 0.9 trillion (USD 0.14 trillion), an increase of 10.5% over the previous year. The aggregate revenues from cloud services and big data services were RMB 411.6 billion (USD 63.7 billion), up by 11.1% year-on-year.

●	Embedded system software – In 2020, the revenue of embedded system software reached RMB 749.2 billion (USD 116 billion), an increase of 12% over the previous year, accounting for 9.2% of the industry’s revenue. Embedded system software has become a key driving technology for digital transformation of products and equipment and intelligent value-added in various fields.

●	Development on regional level — The eastern and western regions grew rapidly. In 2020, revenue from software business completed in eastern regions reached RMB 6.5 trillion (USD 1 trillion), with a growth rate of 14.2% year-on-year, accounting for 80.0% of the national software industry. Revenue from software business completed in central and western regions was RMB 372.6 billion (USD 57.7 billion) and RMB 999.9 billion (USD 154.9 billion), with a growth rate of 3.9% and 14.6%, accounting for 5.0% and 12.0 % of the national software industry, respectively, from the previous year. Software business revenue in northeast China reached RMB 233.0 billion (USD 36.1 billion), accounting for 3.0% of the national software industry, an increase of 1.9% year-on-year.

Financial institutions/banking IT solutions refer to the software or IT related services provided by professional IT service providers who use their own experience and technology to meet each bank’s needs in business development, strategic development, and management efficiency. The market share of China’s Banking IT Solution Industry from 2010 are shown as below:

Data Source: IDC data

According to IDC’s 2020 China Banking IT Solution Market Share report, the banking industry’s market demand for IT solutions will show a relatively stable development trend. In the first half of 2020, the bank’s IT solution procurement and project advancement were delayed due to the impact of the epidemic, but in the second half of the year, the demand for related orders showed a significant upward trend, and the digital transformation continued to advance.

In 2020, the overall market size of China’s banking IT solution market reached RMB 50.24 billion (USD 7.78 billion), an increase of 18.0% over 2019. IDC forecasts that the market will grow at a CAGR of 14.64% from 2021 to 2025. IDC predicts that by 2025, the IT solution market for China’s banking industry will reach RMB 118.56 billion (USD 18.36 billion).

IDC research found that the overall banking IT solution market presents the following characteristics:

●	Distributed core upgrades and peripheral system upgrades are still key areas invested by major banks. The market scale of banks in China’s core business system will continue to grow steadily in the next five years, and will show a rapid growth trend in the next two years. The current main driving factor comes from the downward construction of the mainframe in the distributed transformation; at the same time, the credit operating system enters an update iteration. During the window period, the demand for the centralization and reconstruction of credit system has increased along with the architecture of distributed core system.

●	Increased investment in data capacity building to achieve refined operation and management of various businesses. Big data, artificial intelligence, blockchain and other technologies will be used to empower marketing, customer acquisition and risk control capabilities, improve the level of data management and analysis and utilization, and accelerate the construction of various business capabilities such as retail transformation and transaction banking.

●	As an opportunity for banks to expand, ecological scene construction is valued. Especially under the impact of the pandemic, the demand for the construction of ecological scenes serving online channels has been improved, and banks are actively exploring more innovative service models to improve the level of open services.

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

For the year ended June 30, 2021, revenues from our banking area were approximately $60.0 million compared to $44.5 million for the year ended June 30,2020. Revenues from our banking area accounted for 47.6% and 49.8% of our total revenues in fiscal 2021 and 2020 respectively.

Significant portion of our services caters the banking clients.

Credit Card Area

Most of the global credit card issuers maintain branches and supporting technical infrastructure in China. The development, testing, support and maintenance of these platforms require in-depth understanding and knowledge of business processes supported by IT. There is a significant demand for such IT consulting services among large-scale credit card platforms because many of such institutions experience shortage of qualified personnel and resources. We offer more than ten years of experience in IT consulting services across key credit card business areas, including credit card applications, account setup, authorization and activation, settlement, collection, promotion, point system, anti-fraud, statement, reporting and risk management. In the past years, we have successfully helped our China and global clients manage their credit card IT systems such as VisionPLUS. We offer expertise in customizing these credit card tools and platforms to suit a variety of business models. Our highly experienced team possesses the requisite expertise in providing service in the credit card area. The IT consulting professional teams provides service in the credit card area from Shanghai, Dalian and Hong Kong. We offer this experience and expertise in various currencies, across different geographical regions, including, but not limited to China, Singapore, UK, the Philippines, Indonesia, and Latin America. In addition, we have developed a series of credit card solutions in order to meet the needs of our clients better.

For the year ended June 30, 2021, revenues from our credit card area were approximately $11.2 million compared to $9.5 million for the year ended June 30,2020. Revenues from our credit card area accounted for 18.7% and 21.3% of our banking revenues in fiscal 2021 and 2020 respectively.

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

For the year ended June 30, 2021, revenues from our core banking area were approximately $48.8 million compared to $35.0 million for the year ended June 30, 2020.

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

For the year ended June 30, 2021, revenues from our wealth management area were approximately $25.2million compared to $19.2 million for the year ended June 30,2020. Revenues from our wealth management area accounted for 20.0% and 21.5% of our total revenues in fiscal 2021 and 2020 respectively.

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

For the year ended June 30, 2021, revenues from our e-Commerce area were approximately $19.2 million compared to $11.1 million for the year ended June 30, 2020. Revenues from our e-Commerce area accounted for 15.2% and 12.4% of our total revenues in fiscal 2021 and 2020, respectively.

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

For the year ended June 30, 2021, revenues from our automotive area were approximately $8.5 million compared to $3.6 million for the year ended June 30, 2020. Revenues from our automotive area accounted for 6.7% and 4.1% of our total revenues in fiscal 2021 and 2020 respectively.

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

For the years ended June 30, 2021 and 2020, revenues from our IT consulting services were approximately USD 122.3 million and USD 87.1 million, respectively. Revenues from our IT consulting services accounted for 97.0% and 97.5% of our total revenues in fiscal 2021 and 2020, respectively.

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

For the years ended June 30, 2021 and 2020, revenues from our customized IT solution services were approximately USD 3.1 million and USD 1.8 million, respectively. Revenues from our customized IT solution services accounted for 2.5% and 2.1% of our total revenues in fiscal years 2021 and 2020, respectively.

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

As of fiscal year 2021, CLPS maintained more than 3,352 employees, of which, more than 3,107 IT talents serve our customers. Among them, more than 97% work full-time for customers and the rest of the 3% work on project-based such as IT engineers, project managers, business analysts, among others, or are involved in research of innovative projects.

Our greatest edge in terms of human capital is our employees’ English communication skills capability and are familiar with international financial business environment. In terms of our overall IT skills, we maintain even distribution and relatively adequate resources of talent pool with capabilities in Java, Cobol, quality control, and other cutting-edge technology such as data analysis.

Customers

Our clients include large corporations headquartered in China and globally which include, among others:

●	Banking or their China-based IT centers — Citibank, Standard Chartered Bank (China) Ltd., ANZ Bank, and Bank of Communications.

●	Wealth Management — AIA, China Life Insurance, First Data, Haitong Securities, and Orient Securities.

●	E-Commerce — eBay, PayPal, Greendot Shanghai, Stubhub, and Gumtree.

●	Automotive and Technology — SAIC Motors, Sony, Cisco, CRIF Information Technology, Experian, AGFA Healthcare, Neusoft, and Kodak.

By serving both Chinese and global clients on a common platform, we are able to leverage the shared resources, management, industry expertise and technology know-how to attract new business and remain cost competitive.

Sales and Marketing

We have invested in building a broad sales force and marketing team. As of June 30, 2021, our business development teams consisted of 33 full-time sales and marketing personnel, including 25 sales managers, each of whom is responsible for a designated sales region or client account. We plan to enhance our sales efforts by recruiting more sales personnel both domestically and overseas.

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

Research and Development

Officially named the CLPS Innovation Lab (“CLPS i-Lab)”, our R&D is an integral part of our continued growth. In order to serve our Chinese and global clients’ needs better, we are fully committed on researching and developing cutting-edge technology including distributed application systems, cloud computing, micro services, open API, robotic process automation (RPA), blockchain, artificial intelligence, and big data, among other technologies, with a focus on continuous scientific and technological innovation to provide clients with more comprehensive and efficient IT services.

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

We upgraded our credit card system product, and it is currently in its pilot phase. Through the joint effort of CLPS Innovation Lab and Credit Card Service teams, the essential parts of the system will be migrated to the cloud platform. After the upgrade, the new product platform will leverage the advantages of cloud computing. Combined with the micro-service application, it paves the way to achieve dynamic horizontal and vertical expansions, resulting in improved performance, reliability, utilization of resources, and significantly reduced infrastructure costs. It also improves the display interface, gated launch and other features that enhance the user experience. In addition, the new product platform adopts the Open-API, or Application Program Interface, concept to provide ample APIs to facilitate the connection between channels, merchants and enterprises. The upgrade also includes an integrated monitoring platform that covers comprehensive monitoring and an early warning signal of basic settings and business transactions which allow clients to quickly locate and solve problems. The enterprise edition of this credit card system product is expected to be launched early next year.

In recent years, CLPS conducted extensive research and case studies to develop a comparable market-leading RPA solutions. After a series of internal implementation, the magnitude of the benefits brought about by successful automation of its daily operations has been directly proportional to the significant improvement in the manual processing issues. Such benefits include shortened processing time and simplified operations in key functions, including in financial, business, recruitment, administrative, and other management affairs. After CLPS successfully completed its RPA solutions, the same are offered to clients for customized services and maintenance. The RPA solutions have been introduced and implemented in various framework and projects of pharmaceutical and large state-owned enterprises, such as in financial accounting, credit investigation, procurement, logistics, and data migration. As a result of work process automation, the clients considerably improved operational efficiency with more accurate transaction results and reduced labor cost.

CLPS has been committed to promoting digital transformation integrated with secure, smooth, and efficient IT systems. The growing demand for customized and innovative marketing model has pushed CLPS to further enhance its digital marketing solution to achieve client’s business goals prompted by improved marketing performance metrics.

Many enterprises have seen growing online customer activity and engagements as a result of the COVID-19 pandemic, creating a sense of urgency for digital transformation. Moving forward, enterprises are accelerating digital marketing as a strategy to address the requirements of the expected trends including digital touchpoint, customer acquisition across digital platform, and customized value proposition. CLPS’s “technology+data” digital marketing solution which covers operation services through the utilization of marketing accounts, private online traffic, and media coverage, among others, serve as the major selling point for industry verticals such as in banking, wealth management, e-commerce, and automotive. By leveraging a user’s data activity, it enables enterprises to reduce marketing costs while gaining more customers. It also improves a user’s engagement and loyalty, which will contribute to sustainable sales growth. The latest digital marketing solution upgrade intends to provide CLPS’s existing and potential client base across industries with diversified service portfolio.

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

Employees

We believe resource management and planning is critically important to supporting our growth, and we are committed to effectively recruiting, training, developing and retaining our human capital. Our total number of employees has grown from 2,746 employees in fiscal 2020 to 3,352 employees as of June 30, 2021. Approximately 70% of our personnel are dedicated to serving our foreign financial institution clients. Such personnel maintain up to date financial domain knowledge, technical development and testing skills in Java, .Net, C, C++, testing tools, android or IOS app, blockchain, big data, cloud computing and mainframe COBOL. None of our employees are represented by a labor union or collective bargaining agreements. We consider our employee relations to be good. We believe that attracting and retaining highly experienced associates and sales and marketing personnel is a key to our success. In addition, we believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

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

Our primary trademark portfolio consists of five trademarks. Our trademarks are valuable assets that reinforce the brand and our consumers’ favorable perception of our products. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods. In addition to trademark protection, we own 3 URL designations and domain names, including clps.com.cn, clpsglobal.com, and clpsgroup.com.cn.

We have registered for the following trademarks:

Mark	Country of Registration	Application Number	Class/Description	Current Owner	Status
	China	19288958	Class 9: Recorded computer programs (programs); Recorded computer operating programs Computer peripherals; Computer software (recorded); Connector (data processing equipment); Monitor program (computer program); Electronic publications (downloadable); Computer program (downloadable software); Downloadable computer application software; Computer hardware	ChinaLink Professional Services Co., Ltd.	Registered

	China	19289112	Class 38: Information transmission; Computer terminal communication; Computer-aided information and image transmission; Information transmission equipment rental; Provide telecommunications link services to connect with the global computer network; Telecommunications routing and junction services; Provide access service for global computer network users; Provide database access service; Digital file transfer Teleconference call service	ChinaLink Professional Services Co., Ltd.	Registered

	China	19289503	Class 9: Recorded computer programs (programs); Recorded computer operating programs; Computer peripherals; Computer software (recorded); Connector (data processing equipment); Monitor program (computer program); Electronic publications (downloadable); Computer program (downloadable software); Downloadable computer application software; Computer hardware	ChinaLink Professional Services Co., Ltd.	Registered

	China	19289341	Class 42: Technical research; Research or develop new products for others; Computer programming; Computer software design; Computer hardware design and development consulting; Computer software rental; Computer software maintenance; Computer system analysis; Computer software installation; Computer software consulting	ChinaLink Professional Services Co., Ltd.	Registered

	China	19289214	Class 41: Teaching; Education; Training; Practical training (demonstration); Employment guidance (education or training consultants); Arrange and organize academic seminars; Arrange and organize meetings; Arrange and organize general meeting; Arrange and organize symposium; Arrange and organize training classes	ChinaLink Professional Services Co., Ltd.	Registered

The following is a list of the Company’s copyrights:

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS HR Management Platform Software V1.0	China	2009SR015975	ChinaLink Professional Services Co., Ltd.	29th April 2009	Registered
CLPS Food and Beverage Report Analysis and Management Platform Software V1.0	China	2009SR060110	ChinaLink Professional Services Co., Ltd.	28th December 2009	Registered
CLPS Apparel Industry POS Management Platform Software V1.0	China	2009SR060102	ChinaLink Professional Services Co., Ltd.	28th December 2009	Registered
CLPS Express Information Interactive Platform Software V1.0	China	2009SR060112	ChinaLink Professional Services Co., Ltd.	28th December 2009	Registered
CLPS Chain Store Information Interactive Platform Software V1.0	China	2009SR060108	ChinaLink Professional Services Co., Ltd.	28th December 2009	Registered
CLPS Project Analysis and Management Platform Software V1.0	China	2009SR060169	ChinaLink Professional Services Co., Ltd.	28th December 2009	Registered
CLPS Payroll Accounting System Platform Software V1.0	China	2010SR043564	ChinaLink Professional Services Co., Ltd.	25th August 2010	Registered
CLPS Fast Moving Consumer Goods Frontline Staff Management Platform Software V1.0	China	2010SR043561	ChinaLink Professional Services Co., Ltd.	25th August 2010	Registered
CLPS Staff Management Platform Software V1.0	China	2010SR043562	ChinaLink Professional Services Co., Ltd.	25th August 2010	Registered
CLPS Coal Mining Enterprise Information System Management Platform Software V1.0	China	2010SR045449	ChinaLink Professional Services Co., Ltd.	1st September 2010	Registered
CLPS Campus Expense Card Web Service System Platform Software V1.0	China	2010SR045441	ChinaLink Professional Services Co., Ltd.	1st September 2010	Registered
CLPS Campus Expense Card Bathroom Management Service Software V1.0	China	2010SR045444	ChinaLink Professional Services Co., Ltd.	1st September 2010	Registered
CLPS Machinery Industry ERP Management Platform Software V1.0	China	2010SR045802	ChinaLink Professional Services Co., Ltd.	2nd September 2010	Registered
CLPS Assignment and Task Management Platform Software (short name: Assignment and Task Management System) V1.0	China	2011SR076863	ChinaLink Professional Services Co., Ltd.	25th October 2011	Registered
CLPS Marketing Assistant System Platform Software V1.0	China	2012SR096727	ChinaLink Professional Services Co., Ltd.	15th October 2012	Registered
CLPS Outsourcing Service Staff Management System Platform Software V1.0	China	2012SR096666	ChinaLink Professional Services Co., Ltd.	15th October 2012	Registered
CLPS Outsourcing Service Staff System Background Management Software V1.0	China	2012SR096731	ChinaLink Professional Services Co., Ltd.	15th October 2012	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Logistics Terminal Distribution Platform Software V1.0	China	2012SR096668	ChinaLink Professional Services Co., Ltd.	15th October 2012	Registered
CLPS HR Background Support Management System V1.0	China	2012SR098440	ChinaLink Professional Services Co., Ltd.	19th October 2012	Registered
CLPS HR Management System Platform Software (short name: HR Management System) V1.0	China	2012SR098429	ChinaLink Professional Services Co., Ltd.	19th October 2012	Registered
CLPS Outsourcing Service Staff Resume Entry System Platform Software V1.0	China	2012SR098687	ChinaLink Professional Services Co., Ltd.	19th October 2012	Registered
CLPS Bank Document Business Management Software (short name: Document Management) V1.0	China	2013SR054800	ChinaLink Professional Services Co., Ltd.	5th June 2013	Registered
CLPS Bank Monetary Transaction Management Software (short name: Monetary Transaction Management) V1.0	China	2013SR054796	ChinaLink Professional Services Co., Ltd.	5th June 2013	Registered
CLPS Bank Expense Management Software V1.0	China	2014SR168125	ChinaLink Professional Services Co., Ltd.	4th November 2014	Registered
CLPS Bank Repayment Process Software V1.0	China	2014SR168130	ChinaLink Professional Services Co., Ltd.	4th November 2014	Registered
CLPS Bank Point Accumulative Management Software V1.0	China	2014SR168132	ChinaLink Professional Services Co., Ltd.	4th November 2014	Registered
CLPS Bank Interest Process Software V1.0	China	2014SR168136	ChinaLink Professional Services Co., Ltd.	4th November 2014	Registered
CLPS Bank Credit Application Software V1.0	China	2014SR168138	ChinaLink Professional Services Co., Ltd.	4th November 2014	Registered
CLPS Credit Card Risk Management Software V1.0	China	2015SR028695	ChinaLink Professional Services Co., Ltd.	10th February 2015	Registered
CLPS Credit Card Account Establishment and Card Making Software V1.0	China	2015SR029015	ChinaLink Professional Services Co., Ltd.	10th February 2015	Registered
CLPS Credit Card Customer Service Management Software V1.0	China	2015SR029012	ChinaLink Professional Services Co., Ltd.	10th February 2015	Registered
CLPS Credit Card Cleaning Management Software V1.0	China	2015SR028884	ChinaLink Professional Services Co., Ltd.	10th February 2015	Registered
CLPS Credit Card Authorization Management Software V1.0	China	2015SR028914	ChinaLink Professional Services Co., Ltd.	10th February 2015	Registered
CLPS Mortgage Loan Plan Spreadsheet Tool Software (short name: Loan Spreadsheet) V1.0	China	2015SR198772	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered
CLPS Bank Product Management Software V1.0	China	2015SR198610	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Bank Deposit and Withdrawal Services Management Software V1.0	China	2015SR198176	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered
CLPS Bank Loan Application Management Software V1.0	China	2015SR198654	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered
CLPS Bank Repayment Management Software V1.0	China	2015SR198649	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered
CLPS Bank Exchange Rate Management Software V1.0	China	2015SR198774	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered
CLPS Bank Interest Settlement Software V1.0	China	2015SR198246	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered
CLPS Bank Foreign Exchange Transaction Software V1.0	China	2015SR198240	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered
CLPS Bank Investment Management Securities Business Software V1.0	China	2016SR376924	ChinaLink Professional Services Co., Ltd.	16th December 2016	Registered
CLPS Bank Big Data Decision-making Platform Customer Portrayal Software V1.0	China	2016SR382920	ChinaLink Professional Services Ca, Ltd.	20th December 2016	Registered
CLPS Internet Financial Cloud Mobile Banking Software V2.0	China	2016SR398821	ChinaLink Professional Services Co., Ltd.	27th December 2016	Registered
CLPS Wantong Calculus Mall Software V2.0	China	2017SR118507	CLPS Beijing Hengtong Co., Ltd.	17th April 2017	Registered
CLPS RC Rules Engine Software	China	2017SR169307	CLPS Ruicheng Co., Ltd.	9th May 2017	Registered
CLPS Internet Financing Collection Management Software V2.0	China	2017SR119266	CLPS Ruicheng Co., Ltd.	17th April 2017	Registered
CLPS Points Management Platform Software	China	2017SR119078	CLPS Ruicheng Co., Ltd.	17th April 2017	Registered
CLPS Full-web Order Receiving Unified Platform Management Software V2.0	China	2017SR202535	CLPS Ruicheng Co., Ltd.	24th May 2017	Registered
CLPS Quanxi Intelligent Marketing Platform Clients Growth Center Software V2.0	China	2017SR565576	ChinaLink Professional Services Co., Ltd.	13th October 2017	Registered
CLPS Enterprise Recruitment Intelligent Cooperation Platform Software V2.0	China	2017SR646712	ChinaLink Professional Services Co., Ltd.	24th November 2017	Registered
CLPS Intelligent Online Training Test Instructional Management Software V1.0	China	2017SR646507	ChinaLink Professional Services Co., Ltd.	24th November 2017	Registered
CLPS Enterprise Internet Qinqin Loan Background Management Software V1.0	China	2017SR647634	ChinaLink Professional Services Co., Ltd.	24th November 2017	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Blockchain Based Virtual Credits Background Management Software V2.0	China	2017SR645676	ChinaLink Professional Services Co., Ltd.	24th November 2017	Registered
CLPS Enterprise Talent Information Intelligent Management Software V2.0	China	2017SR645650	ChinaLink Professional Services Co., Ltd.	24th November 2017	Registered
CLPS Credit Card Big Data Integrated Management Background Software V2.0	China	2017SR645763	ChinaLink Professional Services Co., Ltd.	24th November 2017	Registered
CLPS Enterprise Recruitment Intelligent Cooperation Platform Software V2.0	China	2017SR647190	ChinaLink Professional Services Co., Ltd.	24th November 2017	Registered
CLPS General Points Platform and Business Center Software V1.0	China	2019SR0004653	ChinaLink Professional Services Co., Ltd.	2nd January 2019	Registered
CLPS Online Financial Microloan Software V1.0	China	2019SR0004669	ChinaLink Professional Services Co., Ltd.	2nd January 2019	Registered
CLPS Bank Customer Management Software V1.0	China	2019SR0004663	ChinaLink Professional Services Co., Ltd.	2nd January 2019	Registered
CLPS Online Financial Management Software V1.0	China	2019SR0140935	ChinaLink Professional Services Co., Ltd.	14th February 2019	Registered
CLPS Talent Training One-Stop Platform Software V1.0	China	2020SR0094641	ChinaLink Professional Services Co., Ltd.	19th January 2020	Registered
CLPS Project Management Software [PMS]V2.0	China	2020SR0095716	ChinaLink Professional Services Co., Ltd.	19th January 2020	Registered
CLPS Online Financial Management Software V2.0	China	2020SR0095716	ChinaLink Professional Services Co., Ltd.	19th January 2020	Registered
CLPS Online Financial Microloan Software V3.0	China	2020SR0094745	ChinaLink Professional Services Co., Ltd.	19th January 2020	Registered
CLPS Bank Customer Management Software V3.0	China	2020SR0095318	ChinaLink Professional Services Co., Ltd.	19th January 2020	Registered
CLPS Online Financial Accounting Management Software V1.0	China	2020SR0095725	ChinaLink Professional Services Co., Ltd.	19th January 2020	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Blockchain Based Virtual Credits Background Management Software V3.0	China	2020SR0224622	CLPS Guangzhou Co., Ltd.	9th March 2020	Registered
CLPS Enterprise Recruitment Intelligent Cooperation Platform Software V3.0	China	2020SR0224616	CLPS Guangzhou Co., Ltd.	9th March 2020	Registered
CLPS Enterprise Talent Information Intelligent Management Software (“ERP System”) V3.0	China	2020SR0224243	CLPS Guangzhou Co., Ltd.	9th March 2020	Registered
CLPS Ruicheng ERP-TRMS Software (“ERP-TRMS”) V1.0	China	2020SR1691822	CLPS Ruicheng Co., Ltd.	30th November 2020	Registered
CLPS Ruicheng BPM Organizational Structure and Process Approval Software (“BPM”) V1.0	China	2020SR1691823	CLPS Ruicheng Co., Ltd.	30th November 2020	Registered
CLPS Ruicheng Timesheet CLPS Management Software(“Timesheet”) V2.0	China	2020SR1691884	CLPS Ruicheng Co., Ltd.	30th November 2020	Registered
CLPS Ruicheng WeChat Based Timesheet Management Software (“Timesheet”) V1.0	China	2020SR1691802	CLPS Ruicheng Co., Ltd.	30th November 2020	Registered
JAJI China EKYC Based Mobile Banking Software(“Mobile Banking”) V1.0	China	2020SR1692693	JAJI (Shanghai) Co., Ltd.	30th November 2020	Registered
CLPS Project Management Software(“PMS”) V3.0	China	2021SR0113240	ChinaLink Professional Services Co., Ltd.	21st January 2021	Registered
CLPS Credit Card Comprehensive Information Platform Software(“ChinaLinkV”) V2.1.1	China	2021SR0113286	ChinaLink Professional Services Co., Ltd.	21st January 2021	Registered
CLPS Meeting Room Reservation Management Software(“Meeting”) V1,0	China	2021SR0113234	ChinaLink Professional Services Co., Ltd.	21st January 2021	Registered
CLPS BPM Organizational Structure and Process Approval Software(“BPM”) V2.0	China	2021SR0216840	ChinaLink Professional Services Co., Ltd.	7th February 2021	Registered
CLPS EKYC Based Mobile Banking Software (“Mobile Banking”) V2.0	China	2021SR0216890	ChinaLink Professional Services Co., Ltd.	7th February 2021	Registered
Hainan Qincheng BPM Organization Structure and Process Approval Software(“BPM”) V2.0	China	2021SR783928	Hainan Qincheng Software Technology Co., Ltd.	27th May 2021	Registered
Hainan Qincheng ERP-TRMS Software(“ERP-TRMS”) V2.0	China	2021SR0783904	Hainan Qincheng Software Technology Co., Ltd.	27th May 2021	Registered
Hainan Qincheng Timesheet Management Software(“Timesheet”) V3.0	China	2021SR0783929	Hainan Qincheng Software Technology Co., Ltd.	27th May 2021	Registered
Hainan Qincheng WeChat Based Timesheet Management Software (“Timesheet”) V2.0	China	2021SR0783905	Hainan Qincheng Software Technology Co., Ltd.	27th May 2021	Registered

Properties

On March 2021, we relocated our principal executive office to Unit 1102, 11th Floor, Millennium City III, 370 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR from Unit 702, 7th Floor, Millennium City II, 378 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR. We leased the premise and the lease term has expired on May 5, 2021. On June 7, 2021, CLPS, through its wholly-owned subsidiary, entered into an agreement to acquire the real property for a consideration of US$3,860,000, which has been and will continue to be used as the Company’s principal executive office.

In addition, the Company manages and operates several other facilities. We rent office space in Shanghai, Tianjin, Shenzhen, Guangzhou, Dalian, Xi’an, Chengdu, Beijing, Baoding, Hainan, Singapore, Hong Kong, Japan, India, and the U.S. Rent expenses amounted to $942,606, $944,645, and $827,593 for the years ended June 30, 2021, 2020 and 2019, respectively. We believe our facilities are adequate for our current needs.

Facility	Address	Space (m2)
Shanghai Office	2nd Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong District, Shanghai, PRC	1,259.94

Shanghai Office	1st Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong District, Shanghai, PRC	914.62

Dalian Office	Room 01-03, 1/F, 1 Huixian Garden, New & High-tech Industrial Park, Dalian, Liaoning Province, PRC	917.11

Dalian Office	Room 02-02/04, 2/F, 1 Huixian Garden, New & High-tech Industrial Park, Dalian, Liaoning Province, PRC	933.25

Tianjin Office	Room 5601-8, F6, Building No.5, Xinhuan West Road, TEDA, Tianjin, PRC	56.07

Shenzhen Office	Room 516, 5 / F, Oriental Plaza, 1072 Jianshe Road, Luohu District, Shenzhen, PRC	63

Guangzhou Office	Room 409-411, Tower B, China Shine Plaza, No. 9 Linhe Xi Road, Tianhe District, Guangzhou, Guangdong, PRC	331.16

Xi’an Office	Room 707, West Building of Kehuicheng, Xingjiapo Tengfei, 88 Tiangu 7th Road, Xi ‘an High-Tech Zone, Xian, PRC	243.52

Chengdu Office	Unit 10, 29/Floor, Tower 2, 88 Jitai 5th Road, Gaoxin District, Chengdu, Sichuan District, PRC	59.74

Beijing Office	Room 1329-1332, 13th Floor, Building 2, Yard 26, Chengtong Road, Shijingshan District, Beijing, PRC	222.88

Baoding Office	Room 701, 7th Floor, Building A, Zhongguancun Innovation Center, 1799 North Chaoyang Street, Baoding, PRC	67

Singapore Office	10 UBI Crescent, #03-29, UBI Techpark, Singapore, 408564	84

Singapore Office	141 Cecil Street, #06-07, Tung Ann Association Building, Singapore, 069541	27.87

Hong Kong Office	Unit 1102, Level 11, Millennium City III, 370 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong	210.15

Japan Office	4F 1-36-3 Nihonbashi-Kakigara-cho,Chuo-ku,Tokyo, Japan, 103-0014	40.17

India Office	Unit No. 222, DLF Cybercity, Idco Info Park, Technology Corridor, Chandaka Industrial Estate, Bhubaneswar, Odisha, India, 751024	113.85

US Office	1460 Mission Street, San Francisco, CA 94103	6

Hainan Office	Room B1013, Binhai Avenue, 109-9 Haihang Plaza, Hainan, PRC	63.62

Hangzhou Office	Room 6032, 6 / F, building 6, No. 970-1, Gaojiao Road, Wuchang Street, Yuhang District, Hangzhou	16.2

Legal Proceedings

We are currently not involved in any legal proceedings; nor are we aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Government Regulation

Regulations Relating to PRC Information Technology Service Industry

According to the Catalogue of Industries for Encouraging Foreign Investment (2020) issued by the National Development and Reform Commission and the Ministry of Commerce, IT services fall into the category of industries in which foreign investment is encouraged. The State Council has promulgated several notices since 2000 to launch favorable policies for IT services, such as preferential tax treatments and credit support.

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

Overview

We are a global information technology (“IT”), consulting and solutions service provider focused on delivering services to global institutions in banking, insurance and financial sectors, both in China and globally. For more than ten years, we have served as an IT solutions provider to a growing network of clients in the global financial industry, including large financial institutions from the US, Europe, Australia, Southeast Asia. and Hong Kong, and their PRC-based IT centers. We have created and developed a particular market niche by providing turn-key financial solutions. Since our inception, we have aimed to build one of the largest sales and service delivery platforms for IT services and solutions in China. We are fully committed of providing digital transformation services with focused on financial and technology in the banking, wealth management, e-commerce, and automotive industries, among others, through the utilization of innovative technology to achieve our client’s goals. We maintain nineteen delivery and/or R&D centers, of which eleven are located in Mainland China (Shanghai, Beijing, Dalian, Tianjin, Baoding, Xi’an, Chengdu, Guangzhou, Shenzhen, Hangzhou, and Hainan) and eight are located globally (Hong Kong SAR, the United States of America, the Philippines, Japan, Singapore, Malaysia, Australia, and India.) By combining onsite or onshore support and consulting with scalable and high-efficiency offsite or offshore services and processing, we are able to meet client demands in a cost-effective manner while retaining significant operational flexibility. We believe that maintaining our Company as a proven, reliable partner to our financial industry clients both in China and globally positions us well to capture greater opportunities in the rapidly evolving global market for IT consulting and solutions.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) and pursuant to the rules and requirements of the Securities Exchange Commission (“SEC”). The accompanying consolidated financial statements include the financial statements of CLPS and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Results of subsidiaries and businesses acquired from third parties are consolidated from the date on which control is transferred to us.

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

On April 3, 2019, Qiner purchased a 30% equity interest in Economic Modeling Information Technology Co., Ltd. (“EMIT”). The consideration is zero amount. Qiner subsequently made a capital contribution of $0.44 million (RMB 3 million) to EMIT directly. There is remaining capital contribution of $0.23 million not paid as of June 30, 2021.

On July 31, 2019, the Company incorporated CLPS Hangzhou Co., Ltd. (“CLPS Hangzhou”), to develop the business in related areas.

On September 13, 2019, the Company incorporated CLPS Technology Japan (“CLPS Japan”) to develop business in related areas.

On September 26, 2019, Qiner acquired an 80% interest in Ridik Pte. Ltd. (“Ridik Pte.”) located in Singapore from Srustijeet Mishra and Routray Sibashis with the final purchase price of $2,462,580 (3,402,304 Singapore dollars), in the form of cash of $2,026,043 (2,799,180 Singapore dollars) and the Company’s common shares valued at $436,537 (603,123 Singapore dollars), respectively. Ridik Sdn. Bhd. (“Ridik Sdn.”), Ridik Software Solutions Pte. Ltd. (“Ridik Software Pte.”), Ridik Software Solutions Ltd. (“Ridik Software”), and Suzhou Ridik Information Technology Co., Ltd. (“Suzhou Ridik”) are all subsidiaries of Ridik Pte. Suzhou Ridik was liquidated on April 16,2021. Ridik Software was dissolved on May 11,2021.

Prior to December 2019, CLPS Shanghai held a 70% equity interest in CLPS Shenzhen and an 80% equity interest in CLPS Hong Kong, which held the remaining 30% equity interest in CLPS Shenzhen. And the remaining 20% equity interest in CLPS Hong Kong and remaining 6% equity interest in CLPS Shenzhen were recorded as a noncontrolling interests on the Company’s consolidated balance sheet. On December 9, 2019, Qiner acquired the remaining 20% equity interest in CLPS Hong Kong from noncontrolling shareholder with the consideration of the Company’s 100,000 common shares, and became the sole shareholder of CLPS Hong Kong and CLPS Shenzhen.

On December 31, 2019, the Company incorporated Qinson Credit Card Services Limited (“Qinson”) to develop business in related areas.

On January 6, 2020, Ridik Pte. acquired 100% equity interest in Ridik Consulting Private Limited (“Ridik Consulting”) from third-party selling shareholders with the final purchase price of $5,520 (396,700 Indian Rupees).

On July 23, 2020, Qiner purchased the 80% equity interest in CLPS Hong Kong from CLPS Shanghai for consideration of $0.64 million (HKD 5,000,000). After the equity transfer, Qiner holds 100% of equity interest of CLPS Hong Kong. This transaction did not change the holding company’s ownership of the entity.

On July 27, 2020, the Company and a third-party company incorporated CLPS Guangdong Zhichuang Software Technology Co., Ltd. (“CLPS Guangdong Zhichuang”) in Shenzhen. The Company holds 10% of equity interest in CLPS Guangdong Zhichuang valued at $0.14 million (RMB 1,000,000). On August 13, 2020, January 5, 2021, and February 2, 2021, the Company injected $28,571 (RMB 200,000), $46,476 (RMB 300,000) and $15,487 (RMB 100,000) to CLPS Guangdong Zhichuang, respectively.

On August 28, 2020, the Company, the Chairman of the Company and a third-party company incorporated CLPS Shenzhen Robotics Co. Ltd. (“CLPS Shenzhen Robotics”) in Shenzhen. The Company holds 10% of equity interest in CLPS Shenzhen Robotics valued at $0.14 million (RMB 1,000,000). On September 15, 2020, the Company injected $147,451 (RMB1,000,000) to CLPS Shenzhen Robotics.

On January 20, 2021, the Company incorporated Hainan Qincheng Software Technology Co., Ltd. (“CLPS Hainan”) in Hainan to develop business in related areas.

Prior to January 2021, Qiner held 80% equity interest in Ridik Pte. The remaining 20% equity interest was recorded as a noncontrolling interest on the Company’s consolidated balance sheet. On January 29, 2021, CLPS SG acquired the remaining 20% equity interest from Srustijeet Mishra and Routray Sibashis with final purchase price of $0.62 million (or approximately SGD 828,135), in the form of cash of $0.44 million (or approximately SGD 579,695) and the Company’s common shares valued at $0.18 million (or approximately SGD 248,441). Ridik Pte. and its subsidiaries are now wholly-owned subsidiaries of the Company.

On February 3, 2021, CLPS Shanghai reached a capital increase agreement with the three shareholders of Shanghai Shier Information Technology Co., Ltd. (“SSIT”). After the capital increase, the Company holds 35% of equity interest in SSIT valued at $0.08 million (RMB 538,500). The Company injected the capital of $0.08 million (RMB 538,500) on March 2, 2021.

Prior to January 2021, JAJI China held a 70% equity interest in JAJI HR. The remaining 30% equity interest in JAJI HR was recorded as a noncontrolling interest on the Company’s consolidated balance sheet. On January 28, 2021, JAJI China acquired the remaining 30% equity interest from CareerWin Executive Search Co., Ltd. (“CareerWin”).

On March 3, 2021, JAJI HR acquired 100% equity interest in CareerWin located in Shanghai from third-party selling shareholders with the purchase price in the form of cash of $0.29 million (RMB 1,877,044).

On March 11, 2021, the equity interest in Ridik Pte. was transferred to CLPS SG from Qiner pursuant to the share purchase agreements. CLPS SG purchased the 80% equity interest in Ridik Pte. from Qiner for consideration of $2.16 million (or approximately SGD 2,906,435). After the equity transfer, CLPS SG now holds 100% equity interest in Ridik Pte. This transaction did not change the holding company’s ownership of the entity.

On April 2, 2021, as part of business strategy, the Company changed the English entity name of its majority-owned subsidiary, Judge (Shanghai) Co., Ltd. and its wholly-owned subsidiary Judge (Shanghai) Human Resource Co., Ltd., to JAJI (Shanghai) Co., Ltd. (“JAJI China”) and JAJI (Shanghai) Human Resource Co., Ltd. (“JAJI HR”), respectively.

On April 14, 2021, the Company incorporated Growth Ring Ltd. (“Growth Ring”) in British Virgin Islands to develop business in related areas.

On April 15, 2021, the Company incorporated CLPS Xi’an Co., Ltd. (“CLPS Xi’an”) in Shaanxi to develop business in related areas.

On May 11, 2021, JAJI China acquired 60% of equity interest in Beijing Bozhuo Education Technology Co., Ltd. (“Beijing Bozhuo”) located in Beijing from a third-party selling shareholder with the purchase price in the form of cash of $0.02 million (RMB 120,000).

On May 25, 2021, the Company incorporated Arabian Jasmine Ltd. (“Arabian Jasmine”) in British Virgin Islands to develop business in related areas.

On May 31, 2021, CLPS SG sold its 80% equity interest in Infogain to the noncontrolling interest shareholder Sharma Devendra Prasad for the sale price of $0.08 million (SGD 100,000). After the interest transfer, Infogain is no longer a subsidiary of the Company.

On May 31, 2021, the Company incorporated Shanghai Chenqin Information Technology Services Co., Ltd. (“Shanghai Chenqin”) in Shanghai to develop business in related areas.

On June 22, 2021, the Company incorporated Noni (Singapore) Pte. Ltd. (“Noni Singapore”) in Singapore to develop business in related areas.

On June 22, 2021, the Company and a noncontrolling interest shareholder incorporated CLPS-Beefinance Holding Limited (“CLPS-Beefinance”) in British Virgin Islands to develop and upgrade blockchain-based digital asset solutions for financial institutions.

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

Our operations are primarily based in mainland China, where we derive a substantial portion of our revenues. For the years ended June 30, 2021, 2020 and 2019, our revenues were $126.1 million, $89.4 million and $64.9 million, respectively. Revenues generated outside of mainland China were approximately $13.6 million, $10.6 million and $4.5 million for fiscal 2021, 2020 and 2019, respectively. We had a net income of $7.0 million in fiscal 2021, a net income of $3.1 million in fiscal 2020, and a net loss of $3.4 million in fiscal 2019, respectively. We had a non-GAAP net income of $12.1 million in fiscal 2021. Our total assets as of June 30, 2021 were $82.7 million of which cash and cash equivalent amounted to $24.7 million. Our total liabilities as of June 30, 2021 were $25.0 million.

Factors Affecting Our Results of Operations

We believe the most significant factors that affect our business and results of operations include the following:

●	Our ability to obtain new clients and repeat business from existing clients. Revenues from individual clients typically grow over time as we seek to increase the number and scope of services provided to each client, and as clients increase the complexity and scope of the work outsourced to us. Therefore, our ability to obtain new clients, as well as our ability to maintain and increase business from our existing clients, has a significant effect on our results of operations and financial condition. During fiscal 2021, our revenue derived from our IT consulting services increased by 40.3% or $35.2 million from fiscal 2020, mainly attributable to revenue growth from our existing clients. IT consulting services revenue from new clients amounted to approximately $8.4 million in fiscal 2021. During fiscal 2020, our revenue derived from our IT consulting services increased by 41.1% or $25.3 million from fiscal 2019, mainly attributable to revenue growth from our existing clients. IT consulting services revenue from new clients amounted to approximately $9.4 million in fiscal 2020.

●	Our ability to expand our portfolio of service offerings. We intend to increase our revenues by continuing to expand our service offerings, providing quality service to our existing customers and attracting new customers. Through research and development, targeted hiring and strategic acquisitions, we have proactively invested in broadening our existing service lines, including those for serving our specific industry verticals.

●	Our ability to attract, retain and motivate qualified employees. Our ability to attract, train and retain a large and cost-effective pool of qualified professionals, including our ability to leverage and expand our proprietary database of qualified IT professionals, to develop additional joint training programs with universities, and our employees’ job satisfaction, will affect our financial performance.

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

Acquisitions and Investments

Acquisition of JAJI China

On November 9, 2016, CLPS Shanghai acquired 60% of JAJI China and its 70% owned subsidiary JAJI HR from Judge Company Asia Limited (“Judge Asia”) with the final purchase price of $480,061 (RMB 3.25 million). The Company funded the acquisition with cash consideration of $454,388 (RMB 3.05 million) and a payable to Judge Asia of $128,928 (RMB 0.9 million), of which $103,255 (RMB 0.7 million) was subsequently offset with the Company’s receivables from Judge Asia.

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

Amounts
Cash acquired	$268,014
Accounts receivable, net	325,888
Prepayments, deposits and other assets, net	67,570
Property and equipment, net	1,875
Intangible assets, net	339,883
Salaries and benefits payable	(86,483)
Tax payables	(16,147)
Accounts payable and other current liabilities	(259,361)
Deferred tax liabilities	(65,264)
Non controlling interests	(290,994)
Goodwill	195,080
Total consideration	$480,061

The intangible assets include customer contracts of $339,883, which were acquired by JAJI China in 2013 with an estimated useful life of 10 years. The goodwill is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprises (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

On January 28, 2021, JAJI China acquired the remaining 30% equity interest of JAJI HR from CareerWin Executive Search Co., Ltd. (“CareerWin”) with the purchase price of $0.02 million (RMB 122,956).

On April 2, 2021, as part of business strategy, the Company changed the English entity name of its majority-owned subsidiary, Judge (Shanghai) Co., Ltd. and its wholly-owned subsidiary Judge (Shanghai) Human Resource Co., Ltd., to JAJI (Shanghai) Co., Ltd. (“JAJI China”) and JAJI (Shanghai) Human Resource Co., Ltd. (“JAJI HR”), respectively.

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

Acquisition and disposal of Infogain

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

Amounts
Cash acquired	$6,843
Accounts receivable	458,943
Prepayment and other receivable	14,454
Property and equipment, net	1,190
Intangible assets, net	337,685
Other payable and other current liabilities	(504,235)
Deferred tax liabilities	(57,406)
Noncontrolling interests	(64,879)
Goodwill	227,506
Total consideration	$420,101

Identifiable intangible assets acquired include customer contracts, which were valued using an income approach and determined to carry estimated remaining useful lives of approximately three years. The goodwill recognized represents the expected synergies and is not tax deductible.

On May 31, 2021, CLPS SG entered into an agreement with Sharma Devendra Prasad to sell its 80% interests in Infogain at a cash consideration of $75,672 (SGD100,000). Sharma Devendra Prasad is the shareholder of the 20% noncontrolling interests in Infogain and was the original shareholder of the 80% interest in Infogain acquired by CLPS SG in 2019. After the disposal, the Company was no longer a shareholder of Infogain and deconsolidated Infogain’s financial results from the Company’s financial statements from June 1, 2021. The Company recognized a total gain of $9,022 (SGD 11,921) from the transaction in “Other income, net” in the consolidated statements of comprehensive income (loss) for the year ended June 30, 2021. The deconsolidation of Infogain did not meet the definition of a discontinued operation in accordance with ASC 205-20, Presentation of Financial Statements – Discontinued Operations (“ASC 205-20”), as the disposal of Infogain did not represent a shift in the Company’s strategy that has (or will have) a major effect on an entity’s operations and financial results.

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

Investment in CLPS Beijing

Prior to June 2018, the Company held a 70% equity interest of CLPS Beijing which primarily engages in software development. On June 27, 2018, Qiner entered into a new share purchase agreement and purchased the remaining 30% equity interest of CLPS Beijing for consideration of $0.6 million and became the sole shareholder of CLPS Beijing. The consideration was paid on July 5, 2018. Prior to June 2018, the remaining 30% equity interest of CLPS Beijing was recorded as a noncontrolling interests on the balance sheet. The Company engaged an independent valuation firm to assist management in assessing the enterprise value of CLPS Beijing. The enterprise value of CLPS Beijing as of June 27, 2018 was $1.94 million based on the third-party valuation report.

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

Amounts
Cash acquired	$474,323
Accounts receivable, net	618,144
Prepayments, deposits and other assets, net	103,697
Property and equipment, net	1,493
Customer relationship	904,748
Short-term bank loans and long-term bank loans, current portion	(48,103)
Accounts payable and other current liabilities	(128,688)
Tax payables	(102,978)
Salaries and benefits payable	(431,548)
Long-term bank loans	(44,201)
Deferred tax liabilities	(162,855)
Noncontrolling interests	(411,351)
Goodwill	1,689,899
Total consideration	$2,462,580

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

On January 29, 2021, Qiner acquired the remaining 20% equity interest from Srustijeet Mishra and Routray Sibashis with final purchase price of $0.62 million (or approximately SGD 828,135), in the form of cash of $0.43 million (or approximately SGD 579,695) and the Company’s common shares valued at $0.18 million (or approximately SGD 248,441). Ridik Pte. and its subsidiaries are now wholly-owned subsidiaries of the Company.

Investment in CLPS Guangdong Zhichuang

On July 27, 2020, the Company and a third-party company incorporated CLPS Guangdong Zhichuang Software Technology Co., Ltd. (“CLPS Guangdong Zhichuang”) in Shenzhen. The Company holds 10% of equity interest in CLPS Guangdong Zhichuang valued at $0.14 million (RMB 1,000,000). On August 13, 2020, January 5, 2021, and February 2, 2021, the Company injected $28,571 (RMB 200,000), $46,476 (RMB 300,000) and $15,487 (RMB 100,000) to CLPS Guangdong Zhichuang, respectively. The Company recognized the equity interest in CLPS Guangdong Zhichuang as equity investment without readily determined fair value.

Investment in CLPS Shenzhen Robotics

On August 28, 2020, the Company, the Chairman of the Company and a third-party company incorporated CLPS Shenzhen Robotics Co. Ltd. (“CLPS Shenzhen Robotics”) in Shenzhen. The Company holds 10% of equity interest in CLPS Shenzhen Robotics valued at $0.14 million (RMB 1,000,000). On September 15, 2020, the Company injected $147,451 (RMB1,000,000) to CLPS Shenzhen Robotics. The Company recognized the equity interest in CLPS Guangdong Zhichuang as equity investment without readily determined fair value.

Acquisition of CareerWin

In January 2021, JAJI China entered into an agreement with CareerWin to purchase CareerWin’s 30% equity interest in JAJI HR. JAJI China previously owned 70% of JAJI HR. After the transaction, JAJI China owned 100% of JAJI HR. At the same time, JAJI HR entered into a share purchase agreement with shareholders of CareerWin to purchase 100% equity interests of CareerWin to expand headhunting business, with JAJI China completing the purchase of 30% equity interest of JAJI HR as one of the pre-closing conditions. The total cash consideration of both transactions was $308,975 (RMB2 million). The total consideration was allocated to the acquisition of 100% equity interests in CareerWin and the acquisition of 30% noncontrolling interest in JAJI HR at $289,980 (RMB1.88 million) and $18,995 (RMB0.12 million), respectively.

The acquisition of the 100% equity interest in CareerWin was completed on March 3, 2021 and was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction was determined by the Company with the assistance of an independent appraisal firm based on the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date. The most significant variables in the valuation are discount rate, terminal value, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition was as follows:

Amounts
Cash acquired	$4,037
Accounts receivable	24,811
Property and equipment, net	2,117
Customer contracts	126,680
Other payable and other current liabilities	(71,488)
Wages payable	(5,099)
Tax payables	(2,576)
Deferred tax liabilities	(25,336)
Goodwill	236,834
Total consideration	$289,980

Identifiable intangible assets acquired include customer relationship, which were valued using an income approach and determined to carry estimated remaining useful lives of approximately five years. The goodwill recognized represents the expected synergies and is not tax deductible.

Pro forma financial information of CareerWin is not presented as the effects of the acquisition on the Company’s consolidated financial statements were not material.

Investment in SSIT

On February 3, 2021, CLPS Shanghai reached a capital increase agreement with the three shareholders of Shanghai Shier Information Technology Co., Ltd. (“SSIT”). After the capital increase, the Company holds 35% of equity interest in SSIT valued at $0.08 million (RMB 538,500). The company injected the capital of $0.08 million (RMB 538,500) on March 2, 2021. The Company accounts for the investment in SSIT as an equity method investment due to its significant influence over the entity. For the year ended June 30, 2021, the Company’s share in SSIT’s result of operations was a loss of $9,445 (RMB 62,537).

Other Acquisition

During the year ended June 30, 2021, the Company also completed another insignificant business combination with total cash purchase consideration of $18,533 (RMB 0.12 million).

Results of Operations

Results of Operations for Continuing Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	For the years ended June 30,
	2021	2020	2019

Revenues	$126,061,693	$89,415,798	$64,932,937
Less: Cost of revenues	(85,890,757)	(58,296,097)	(41,178,356)
Gross profit	40,170,936	31,119,701	23,754,581

Operating incomes (expenses):
Selling and marketing expenses	(3,753,236)	(3,059,877)	(2,179,029)
Research and development expenses	(13,337,913)	(10,436,975)	(7,978,883)
General and administrative expenses	(16,784,688)	(16,343,936)	(17,384,393)
Subsidies and other operating income	2,080,087	1,927,230	697,370
Total operating expenses	(31,795,750)	(27,913,558)	(26,844,935)
Income (loss) from operation	8,375,186	3,206,143	(3,090,354)
Other income	296,319	608,638	82,138
Other expenses	(351,045)	(107,322)	(92,429)

Income (loss) before income tax and share of income (loss) in equity investees	8,320,460	3,707,459	(3,100,645)
Provision for income taxes	1,257,124	835,444	186,615
Income (loss) before share of income (loss) in equity investees	7,063,336	2,872,015	(3,287,260)
Share of (loss) income in equity investees, net of tax	(44,121)	207,363	(145,329)
Net income (loss)	7,019,215	3,079,378	(3,432,589)
Less: Net income (loss) attributable to noncontrolling interests	202,643	141,139	(162,813)
Net income (loss) attributable to CLPS Incorporation’s shareholders	$6,816,572	$2,938,239	$(3,269,776)

Basic earnings (loss) per common share	0.39	0.20	(0.24)
Weighted average number of share outstanding – basic	17,279,443	14,689,224	13,843,764
Diluted earnings (loss) per common share	0.39	0.20	(0.24)
Weighted average number of share outstanding – diluted	17,569,440	14,692,299	13,843,764

Supplemental information:
Non-GAAP income before income tax and share of income (loss) of equity investees	13,449,156	7,711,539	3,915,444
Non-GAAP net income	12,147,911	7,083,458	3,583,500
Non-GAAP net income attributable to CLPS Incorporation’s shareholders	11,945,268	6,942,319	3,746,313
Non-GAAP basic earnings per common share	0.69	0.47	0.27
Weighted average number of share outstanding – basic	17,279,443	14,689,224	13,843,764
Non-GAAP diluted earnings per common share	0.68	0.47	0.27
Weighted average number of share outstanding – diluted	17,569,440	14,692,299	13,969,436

Use of Non-GAAP Financial Measures

The consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. The Company uses non-GAAP income before income tax and share of loss income of equity investees, non-GAAP net income, non-GAAP net income attributable to CLPS Incorporation’s shareholders, and basic and diluted non-GAAP net income per share, which are non-GAAP financial measures. Non-GAAP income before income tax and share of loss income of equity investees is income before income tax and share of loss income of equity investees excluding share-based compensation expenses. Non-GAAP net income is net income excluding share-based compensation expenses. Non-GAAP net income attributable to CLPS Incorporation’s shareholders is net income attributable to CLPS Incorporation’s shareholders excluding share-based compensation expenses. Basic and diluted non-GAAP net income per share is non-GAAP net income attributable to CLPS Incorporation’s shareholders divided by weighted average number of shares used in the calculation of basic and diluted net income per share. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation expenses clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

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

For the year ended June 30, 2021

Cost of revenues	(85,890,757)
Less: share-based compensation expenses	(8,403)

Non-GAAP cost of revenues	(85,882,354)

Selling and marketing expenses	(3,753,236)
Less: share-based compensation expenses	(122,087)

Non-GAAP selling and marketing expenses	(3,631,149)

General and administrative expenses	(16,784,688)
Less: share-based compensation expenses	(4,998,206)

Non-GAAP general and administrative expenses	(11,786,482)

Income before income tax and share of income (loss) in equity investees	8,320,460
Add: share-based compensation expenses	5,128,696

Non-GAAP income before income tax and share of (income) loss of equity investees	13,449,156

Net income	7,019,215
Add: share-based compensation expenses	5,128,696

Non-GAAP net income	12,147,911

Net income attributable to CLPS Incorporation’s shareholders	6,816,572
Add: share-based compensation expenses	5,128,696

Non-GAAP net income attributable to CLPS Incorporation’s shareholders	11,945,268

Weighted average number of share outstanding used in computing GAAP and non-GAAP basic earnings	17,279,443
GAAP basic earnings per common share	0.39
Add: share-based compensation expenses	0.30
Non-GAAP basic earnings per common share	0.69

Weighted average number of share outstanding used in computing GAAP diluted earnings	17,569,440
Weighted average number of share outstanding used in computing non-GAAP diluted earnings	17,569,440

GAAP diluted earnings per common share	0.39
Add: share-based compensation expenses	0.29
Non-GAAP diluted earnings per common share	0.68

For the Years Ended June 30, 2021 and 2020

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

The following table presents our revenues by our service lines.

	For the Year ended June 30,
	2021		2020
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

IT consulting services	$122,273,395	97.0%	$87,136,754	97.5%	35,136,641	40.3%
Customized IT solution services	3,130,646	2.5%	1,844,891	2.1%	1,285,755	69.7%
Other	657,652	0.5%	434,153	0.5%	223,499	51.5%
Total	126,061,693	100.0%	$89,415,798	100.0%	36,645,895	41.0%

Our total revenues increased by approximately $36.7 million, or 41.0%, to approximately $126.1 million for the fiscal year ended June 30, 2021 from approximately $89.4 million for the fiscal year ended June 30, 2020. The overall growth in our revenues reflects an increase in revenues from our IT consulting services and derived primarily from existing customers.

For the year ended June 30, 2021, revenue derived from our IT consulting services increased by 40.3% to $122.3 million from $87.1 million in fiscal 2020, primarily reflecting the increasing demands for our IT consulting services from banks and other financial institutions. For fiscal 2021 and 2020, 40.1% and 40.0% of our IT consulting services revenue were from international banks, respectively. In fiscal 2021, we strengthened our expertise in the financial industry to leverage our existing industry knowledge and grew our customer base of local Chinese financial institutions.

Revenue from customized IT solution services increased by $1.3 million, or 69.7%, to $3.1 million for the year ended June 30, 2020, from $1.8 million in the same period of the previous year. The increase was primarily due to increasing demand from existing clients.

Revenue from other services increased by $0.3 million, or 51.5%, to $0.7 million for the year ended June 30, 2021, from $0.4 million in the prior year period.

The number of clients increased by 24, or 10.6%, to 251 for the year ended June 30, 2021 from 227 in the prior year period. Revenues from top five clients accounted for 45.7% and 47.3% of the Company’s total revenues for fiscal 2021 and 2020, respectively, which reflects decreased in revenue dependence from major clients.

Revenue generated outside of mainland China for the year ended June 30, 2021 accounted for 10.7% of total revenue compared to 11.8% in the prior year period.

Cost of revenues

Our cost of revenues mainly consisted of compensation benefit expenses for our IT professionals, travel expenses and material costs. Our cost of revenues increased by $27.6 million or 47.3% to approximately $85.9 million in fiscal 2021 from approximately $58.3 million in fiscal 2020 primarily as a result of increased revenue, therefore resulting in increased headcount, expanded office facilities to enable and match the growth of our business revenue. As a percentage of revenues, our cost of revenues was 68.1% and 65.2% for fiscal 2021 and 2020, respectively.

Gross profit and gross margin

Our gross profit increased by $9.1 million, or 29.1%, to approximately $40.2 million in fiscal 2021 from approximately $31.1 million in fiscal 2020. The higher gross profit in fiscal 2021 was primarily attributable to the increase in our billing rates of both IT consulting services and customized IT solution services. Also, customized IT solution services contribute favorably to our client retention and understanding of our clients’ businesses and provide opportunities to cross-sell our other services. Gross margin decreased to 31.9% in fiscal 2021 from 34.8% for the same period of last year.

Selling and marketing expenses

Selling and marketing expenses primarily consisted of salary and compensation expenses relating to our sales and marketing personnel, and also included entertainment, travel and transportation, and other expenses relating to our marketing activities.

Selling and marketing expenses increased by $0.7 million or 22.7% to $3.8 million in fiscal 2021 from $3.1 million in fiscal 2020. Accordingly, as a percentage of sales, our selling expenses were 3.0% of revenues in fiscal 2021 compared to 3.4% in fiscal 2020. We expect our selling and marketing expenses to increase as we continue our business expansion, we expect these expenses to remain relatively steady as a percentage of our net revenues to support our business growth in the future.

Research and development (“R&D”) expenses

R&D expenses primarily consisted of compensation and benefit expenses relating to our research and development personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses were $13.3 million in fiscal 2021, which increased by $2.9 million or 27.8% compared to $10.4 million in fiscal 2020, representing 10.6% and 11.7% of our total revenues for fiscal 2021 and 2020, respectively. We expect to keep our investment in research and development relatively stable to enhance our industry knowledge, improve our competitiveness and enable us to identify attractive market opportunities for new and enhanced services and solutions.

General and administrative expenses

General and administrative expenses primarily consisted of salary and compensation expenses relating to our finance, legal, human resources and executive office personnel, and included share-based compensation expenses, rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs.

General and administrative expenses increased by $0.5 million, or 2.7%, to $16.8 million in fiscal 2021 from $16.3 million in the prior year. After the deduction of $5.1 million non-cash share-based compensation expenses related to the grants under the 2017 and 2019 Incentive Compensation Plan, non-GAAP general and administrative expenses decreased by $0.8 million, or 6.2%, to $11.8 million in fiscal 2021 from $12.6 million in the same period of the previous year.

Subsidies and other operating income

Subsidies and other operating income primarily included government subsidies which represented amounts granted by local government authorities as a general incentive for us to promote development of the local technology industry. The Company records government subsidies in subsidies and other operating income upon received and when there is no further performance obligation. Total government subsidies amounted to $2.1 million and $1.9 million in fiscal 2021 and 2020, respectively.

Income(loss) before income taxes and share of income (loss) in equity investees

Income (loss) before income taxes and share of income (loss) in equity investees increased by $4.6 million to a $8.3 million income in fiscal 2021 from an income of $3.7 million in fiscal 2020. After the deduction of non-cash share-based compensation expenses, non-GAAP income before income taxes and share of income (loss) in equity investees increased by $5.7 million, or 74.4%, to $13.4 million in fiscal 2021 from $7.7 million in the same period of the previous year.

Provision for income taxes

Our provision for income taxes in fiscal 2021 increased by $0.5 million to $1.3 million from $0.8 million provision for income taxes in fiscal 2020, mainly due to recognition of withholding tax related to the dividend of the Company’s subsidiary.

Share of (loss) income in equity investees, net of tax

The share of loss in equity investees, net of tax in fiscal 2021 was net equity investment loss of SSIT and EMIT. The share of income in equity investees, net of tax in fiscal 2020 was net equity investment income of Lihong and EMIT.

Net income

Net income increased by $3.9 million or 127.9% to $7.0 million in fiscal 2021 from a net income of $3.1 million in fiscal 2020. After the deduction of $5.1 million non-cash share-based compensation expenses, non-GAAP net income increased by $5.0 million, or 71.5%, to $12.1 million in fiscal 2021 from $7.1 million in the previous year.

Other comprehensive income (loss)

Foreign currency translation adjustments amounted to income of $2.6 and loss of $0.5 million for the years ended June 30, 2021 and 2020, respectively. The balance sheet amounts with the exception of equity as of June 30, 2021 were translated at 6.4566 RMB to 1.00 USD as compared to 7.0651 RMB to 1.00 USD as of June 30, 2020. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended June 30, 2021 and 2020 were 6.6212 RMB to 1.00 USD and 7.0309 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

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

Subsidies and other operating income

Subsidies and other operating income primarily included government subsidies which represented amounts granted by local government authorities as a general incentive for us to promote development of the local technology industry. The Company records government subsidies in subsidies and other operating income upon received and when there is no further performance obligation. Total government subsidies amounted to $1.9 million and $0.7 million in fiscal 2020 and 2019, respectively.

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

Provision for income taxes

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

Liquidity and Capital Resources

On February 23, 2021, the Company entered into an agreement with Maxim Group LLC (“Maxim”) that Maxim will serves as a Placement Agent for the Company in connection with the proposed offering of registered securities of the Company, including shares of the Company’s common stock. On February 28, 2021, the Company entered into a securities purchase agreement (“SPA”) with certain accredited investors. According to the SPA, the Company agreed to sell 2,666,666 shares of the Company’s common stock and issue unregistered warrants to purchase up to an additional 2,666,666 shares of common stock in the concurrent private placement transaction (the transaction). On March 3, 2021, the Company issued 2,666,666 common shares at US$6.00 per share to those investors, with a par value of $0.0001 per share, and issued 2,666,666 warrants, generating total gross proceeds of $15,999,996. Net proceeds from the transaction after issuance cost of $1,317,119 were $14,682,877 which was allocated to common shares and warrants issued on their relative fair value basis of $11,131,829 and $3,551,048, respectively.

As of June 30, 2021, we had cash and cash equivalents of approximately $24.7 million. Our current assets were approximately $76.1 million, and our current liabilities were approximately $23.0 million. Total shareholders’ equity as of June 30, 2021 was approximately $57.7 million. We believe that we will have sufficient working capital to operate our business for the next 12 months from the issuance date of this report.

Substantially all of our operations are conducted in China and all of our revenue, expenses, cash and cash equivalents are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of June 30, 2021, cash and cash equivalents of approximately $9.7 million, $0.8 million, $0.01 million, $14.0 million, $0.002 million, $0.07 million, $0.2 million and $0.01 million were held by the Company and its subsidiaries in Mainland China, Singapore, Australia, Hong Kong, India, Malaysia, Japan and the United States of America respectively. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. The Company plans to fund working capital through its operations, bank borrowings and additional capital contribution from shareholders. Our operating cash flow was negative for the year ended June 30, 2021. We have historically funded our working capital needs primarily from operations, advance payments from customers and loans from shareholders. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our sales contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended June 30,
	2021	2020	2019
Net cash (used in) provided by operating activities	(2,609,773)	$5,931,124	$401,107
Net cash (used in) provided by investing activities	(5,619,471)	173,229	(3,862,360)
Net cash provided by financing activities	19,340,588	125,362	466,782
Effect of exchange rate change	975,918	(178,930)	(147,080)
Net increase (decrease) in cash	12,087,262	6,050,785	(3,141,551)
Cash and cash equivalents at the beginning of the year	12,652,120	6,601,335	9,742,886
Cash and cash equivalents at the end of the year	24,739,382	$12,652,120	$6,601,335

Operating Activities

Net cash used in operating activities was approximately $2.6 million in fiscal 2021, including net income of $7.0 million, adjusted for non-cash items of $5.7 million and negative adjustments for changes in operating assets and liabilities of $15.3 million. The adjustments for changes in operating assets and liabilities mainly included the increase in accounts receivable of $16.7 million due to increased sales in fiscal 2021. During fiscal 2021, our accounts receivable turnover was 100 days, an increase of 9 days from 91 days in fiscal 2020. The adjustments for changes in operating assets and liabilities also included an increase in salaries and benefits payable of $0.3 million and an increase in accounts payable and other payables of $0.4 million in fiscal 2021.

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

Investing Activities

Net cash used in investing activities was approximately $5.6 million in fiscal 2021, primarily due to our purchase of office building, office equipment and furniture of $1.1 million, disposition of subsidiary of $0.2 million, addition of long term investment of $0.3 million, loans provided to Infogain and related party of $0.3 million, our business acquisition of $0.3 million and short-term investments of $3.4 million in fiscal 2021, to better manage opportunities and capitalize on the growth potential in the human resource related industry.

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

Financing Activities

Net cash provided by financing activities was approximately $19.3 million in fiscal 2021. During the fiscal 2021, we had bank loans of approximately $13.3 million, repaid loans of approximately $8.3 million, received capital contribution from private placement of $14.7 million, received capital contribution from option exercise of $0.1 million and purchase of noncontrolling interest of $0.5 million.

Net cash provided by financing activities was approximately $0.1 million in fiscal 2020. During the fiscal 2020, we had bank loans of approximately $3.8 million, repaid loans of approximately $3.9 million, and received the over-allotment proceeds of $0.2 million.

Net cash provided by financing activities was approximately $0.5 million in fiscal 2019. During the fiscal 2019, we had bank loans of approximately $3.6 million, repaid loans of approximately $3.9 million, and received the over-allotment proceeds of $1.5 million and paid $0.6 million for purchase of noncontrolling interests in CLPS Beijing.

Capital Expenditures

The Company made capital expenditures of $1.1 million, $0.2 million and $0.5 million for the years ended June 30, 2021, 2020 and 2019, respectively. In these periods, our capital expenditures were mainly used for purchases of office building and office equipment. The Company will continue to make capital expenditures to meet the expected growth of its business.

Impact of Inflation

We do not believe the impact of inflation on our company is material. Our operations are in China and China’s inflation rates have been relatively stable over the last two years: 2.5% in 2020 and 2.1% in 2019.

Contractual Obligations

The Company’s subsidiaries lease office spaces under various operating leases. Operating lease expense amounted to $942,606, $944,645 and $827,593 for the years ended June 30, 2021, 2020 and 2019, respectively. The following table sets forth our contractual obligations and commercial commitments as of June 30, 2021:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	More than 3 Years

Operating lease arrangements	$2,114,131	$1,045,953	$1,068,178	$-
Bank loans	7,757,687	7,747,798	9,889	-
Purchase obligation for fixed assets	3,302,944	3,302,944	-	-
Investment commitment obligations	500,304	500,304	-	-
Total	$13,675,066	$12,596,999	$1,078,067	$-

Subsequent Events

On June 7, 2021, the Company entered into a purchase agreement with a third party to purchase an office property in Hong Kong for self-use at a consideration of $ 3,669,937 (HKD28,500,000). The Company made the first payment of $ 183,497 (HKD1,425,000) on May 24,2021 and second payment of $183,497 (HKD1,425,000) on June 4,2021. Remaining balance of $3,302,943 (HKD25,650,000) was paid on July 21, 2021.

On July 8, 2021, the Company entered into a capital increase agreement with two third-party shareholders of the target company, Beijing UniDev Software Co., Ltd (“UniDev”), to obtain 15% of equity interest in UniDev with a capital injection of $261,593 (RMB 1,689,000). The Company made the payment of $ 78,478 (RMB 506,700) and $ 183,115 (RMB 1,182,300) on August 26,2021 and September 23,2021, respectively.

On July 27, 2021, the Company sold 7% equity interest in CLPS Lihong to a third party for a consideration of $650,497 (RMB4,200,000). After the transaction, the Company no longer holds any interest in CLPS Lihong.

On July 31, 2021, the Company entered into a purchase agreement with a third party to acquire an office property in Singapore for self-use at a consideration of $4,644,243 (SGD6,247,900 million). The Company made the option payment of $46,442 (SGD62,479) on the same day.

On August 1, 2021, the Company entered into an equity transfer and capital increase agreement with a third party shareholder of the target company, Fuson Group Limited (“Fuson”), to obtain 35.02% of equity interest in Fuson with a capital injection of $157,743 (HKD1,225,000). The Company made the first payment of $78,871 (HKD612,500) on August 16, 2021.

On August 12, 2021, the Company entered into a purchase agreement with a third party to purchase an office property in Hong Kong for self-use at a consideration of $ 11,309,019 (HKD 88,000,000). The Company made the first payment of $ 565,182 (HKD 4,400,000) and second payment of $ 565,182 (HKD 4,400,000) on September 24, 2021and October 5,2021, respectively.

On August 16, 2021, the Company entered into a capital increase agreement with a third party shareholder of the target company, MSCT Investment Holdings Limited (“MSCT”), to obtain 53.33% of equity interest in MCST with a capital injection $206,032 (HKD1,600,000). The Company made the payment of $206,032 (HKD 1,600,000) on the same day.

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

Revenue recognition

Effective July 1, 2019, we adopted Accounting Standards Update (ASU) 2014-09, Revenue from contracts with Customers (Topic 606) (“ASC 606”) using the modified retrospective approach, which requires the recognition of a cumulative-effect adjustment to retained earnings as of the date of adoption and applies the adoption only to contracts not completed as of July 1, 2019. The cumulative effect of initially applying ASC 606 resulted in a decrease to opening retained earnings of $138,644 as of July 1, 2019, with the impact primarily related to our customized IT solution services.

We provide a comprehensive range of IT services and solutions, which primarily are on a time-and-expense basis, or fixed-price basis. Revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which an entity expects to be entitled to in exchange for those services.

Time-and-expense basis contracts

The series of IT services are substantially the same from day to day, and each day of the service is considered to be distinct and separately identifiable as it benefits the customer daily. Further, the uncertainty related to the service consideration is resolved on a daily basis as we satisfy our obligation to perform IT service daily with enforceable right to payment for performance completed to date. Thus, revenue is recognized as service is performed and the customer simultaneously receives and consumes the benefits from the service daily.

Fixed-price basis contracts

Revenues from fixed-price customized solution contracts require us to perform services for systems design, planning and integrating based on customers’ specific needs which requires significant production and customization. The required customization work period is generally less than one year. Upon delivery of the services, customer acceptance is generally required. In the same contract, we are generally required to provide post-contract customer support (“PCS’) for a period from three months to one year (“PCS period”) after the customized application is delivered. The type of service for PCS clause is generally not specified in the contract or stand-ready service on when-and-if-available basis.

There are two performance obligations identified in the fixed-price basis contracts: the delivery of customized IT solution service and the completion of the PCS. The transaction price is allocated between the two performance obligations based on the relative standalone selling price, estimated using the cost plus method.

We recognize revenue for the delivery of customized IT solution service at a point in time when the system is implemented and accepted by the customer. Where we have enforceable right to payment for performance completed to date, revenue is recognized over time, using the output method. Revenue for PCS is recognized ratably over time as the customer simultaneously receive and consume the benefits throughout the PCS period.

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

Other contracts

Other contracts primarily comprise of the sale of consulting service or head-hunting service. Revenue for other contracts is recognized at a point in time when control transfers to the customer, which generally occurs when the service is accepted by customers.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded in the period when loss is probable. We determine the adequacy of a reserve for doubtful accounts based on individual account analysis and historical collection trends. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. We regularly review the adequacy and appropriateness of the allowance for doubtful accounts.

Business combination

We account for all business combinations under the purchase method of accounting in accordance with ASC Topic 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to net assets including separately identifiable assets and liabilities we acquired, based on their estimated fair value. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of the cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in the consolidated statements of comprehensive income (loss). We adopted Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 802): Clarifying the Definition of a Business, in determining whether it has acquired a business from July 1, 2019 on a prospective basis and there was no material impact on the consolidated financial statements.

The determination and allocation of fair values to the identifiable net assets acquired, liabilities assumed and noncontrolling interest is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the acquiree’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted cash flows over that period. Acquisition-related costs are recognized as general and administrative expenses in the consolidated statements of comprehensive income (loss) as incurred. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

Goodwill

Goodwill represents the excess of the consideration over the fair value of the net assets acquired at the date of acquisition. Goodwill is not amortized but rather tested for impairment at least annually at the reporting unit level by applying a fair-value based test in accordance with accounting and disclosure requirements for goodwill. This test is performed by management annually or more frequently if we believe impairment indicators are present. We had only one reporting unit (that also represented our single operating segment) as of June 30, 2021 and 2020. Goodwill was allocated 100% to the single reporting unit as of June 30, 2021 and 2020. We have the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20, Intangibles - Goodwill and Other. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss in general and administrative expenses.

No impairment loss was provided for the years ended June 30, 2021, 2020 and 2019.

Impairment of long-lived assets

We review our long-lived assets, other than goodwill, including property and equipment and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable in accordance with ASC Topic 360, Property, Plant and Equipment. When these events occur, we assess recoverability by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, we would recognize an impairment loss based on the excess of the carrying value over the fair value of the assets and record the impairment in earnings. Fair value is generally determined by discounting the cash flows expected to be generated by the asset, when the market prices are not readily available. The adjusted carrying amount of the asset becomes the new cost basis and depreciated over the asset’s remaining useful live. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for the purpose of the impairment testing.

No impairment loss was provided for the years ended June 30, 2021, 2020 and 2019.

Income taxes

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized, when it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

We account for uncertainties in income taxes in accordance with ASC Topic 740, Income Taxes (“ASC 740”). An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the consolidated statements of comprehensive income (loss) in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2021, 2020 and 2019. All of the tax returns of our subsidiaries in China remain subject to examination by the tax authorities for five years from the date of filing through year 2025, and the examination period was extended to 10 years for entities qualified as High and New Technology Enterprises (“HNTEs”) in 2018 and thereafter.

Warrants

Equity-classified warrants are initially measured at the grant date fair value. Subsequent changes in fair value are not recognized as long as the contract continues to be classified in equity. We, with the assistance of an independent third-party valuation firm, used the Black-Scholes pricing model to estimate the fair value of warrants. The determination of estimated fair value of warrants on the grant date was mainly affected by the Company’s stock price as well as assumptions regarding a number of subjective variables. These variables include the Company’s expected stock price volatility over the expected term of the awards, a risk-free interest rate and any expected dividends.

Share-based payment

We account for share-based payment in accordance with ASC Topic 718, Compensation-Stock Compensation (“ASC 718”). Share awards issued to employees and directors, including employee stock option plans (“ESOPs”) and restricted share units (“RSUs”) are measured at fair value at the grant date. We, with the assistance of an independent third-party valuation firm, determined the fair value of the share options granted to employees. We use the binomial lattice model to estimate the fair value of ESOPs, and uses the closing stock price at the grant date to measure the fair value of RSUs. We recognize compensation expenses, net of forfeitures, using the accelerated method over the requisite service periods.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting ESOPs and RSUs’ forfeitures and records share-based compensation expense only for those awards that are expected to vest.

A change in any of the terms or conditions of share-based payment awards is accounted for as a modification of awards. We measure the incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified, based on the share price and other pertinent factors at the modification date. For vested awards, we recognize incremental compensation cost in the period the modification occurred. For unvested awards, we recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

Recent Accounting Pronouncements

The Jumpstart Our Business Startups Act (“JOBS Act”) provides that an emerging growth company (“EGC”) as defined therein can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. We have adopted the extended transition period.

For detailed discussion on recent accounting pronouncements, please see Note 2 to our consolidated financial statements included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth our executive officers and directors, their ages and the positions held by them, as of the date of this Annual Report:

Name	Age	Position
Xiao Feng Yang	58	Chairman of the Board
Raymond Ming Hui Lin	57	Chief Executive Officer and Director
Rui Yang	38	Chief Financial Officer
Li Li	45	Chief Operating Officer
Jin He Shao(1)(4)	54	Independent Director
Zhao Hui Feng(3)	51	Independent Director
Kee Chong Seng(2)	69	Independent Director

(1)	Chair of the Audit Committee.

(2)	Chair of the Compensation Committee.

(3)	Chair of the Nominating Committee.

(4)	Audit Committee Financial Expert.

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

Rui Yang is the chief financial officer of the Company effective as of December 17, 2020. From November 1, 2019 to December 16, 2020, Ms. Yang served as the Acting Chief Financial Officer of the Company. Ms. Yang has over 10 years of financial experiences in the financial and IT industry. Ms. Yang joined the Company in August 2015 as Vice President for finance controller. From December 2014 to August 2015, Ms. Yang served as financial analyst supervisor at Shanghai Origin International Logistics Co., Ltd. From February 2010 to July 2014, Ms. Yang served as senior financial analyst at Pactera Technology International Ltd. Ms. Yang holds a Bachelor’s Degree in Management from Northwest Agriculture and Forestry University and a Master’s Degree in Economics from Shanghai University of Finance and Economics. Ms. Yang holds the PRC Certified Public Accountant certificate.

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

B.	Compensation

Executive Compensation

The following table shows the annual compensation paid by us for the years ended June 30, 2021, 2020, and 2019.

Name/principal position	Year	Salary	Equity Compensation	All Other Compensation		Total Paid
Xiao Feng Yang, Chairman of the Board(1)	2021	$99,445	$—		$—	$99,445
	2020	$112,762	$—		$—	$112,762
	2019	$102,827	$—	$		$102,827

Raymond Ming Hui Lin, CEO and Director(2)	2021	$192,747	—		$—	$192,747
	2020	$112,449	$—		$—	$112,449
	2019	$104,718	$—	$		$104,718

Rui Yang, CFO(3)	2021	$75,742	$—		$—	$75,742
	2020	$64,839	$—		$—	$64,839
	2019	$—	$—		$—	$—

Li Li, Chief Operating Officer(4)	2021	$183,202	$—		$—	$183,202
	2020	$150,594	$—		$—	$150,594
	2019	$—	$—		$—	$—

(1)	Appointed Chairman effective as of December 9, 2017 and President effective from December 9, 2017 to August 19, 2020.

(2)	Appointed Chief Executive Officer effective as of December 9, 2017.

(3)	Appointed Chief Financial Officer effective as of December 17, 2020 and Acting Chief Financial Officer effective from November 1, 2019 to December 16, 2020.

(4)	Appointed Chief Operating Officer effective as of June 2019.

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

Rui Yang Employment Agreement

On November 1, 2019, we entered into an employment agreement with Rui Yang pursuant to which she agreed to serve as our Acting Chief Financial Officer. Ms. Yang was appointed as Chief Financial Officer effective as of December 17, 2020. The agreement provides for an annual salary of RMB420,000 (a total of approximately USD60,000) payable in accordance with the Company’s ordinary payroll practices. Under the terms of the agreement, commencing with the year ended June 30, 2020, Ms. Yang will be entitled to receive an annual cash bonus the extent and timing of which are to be determined by the Company’s Compensation Committee; she is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. The term of the agreement shall expire on October 2024, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of her salary through the date of her termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of her benefits under the agreement. If her employment is terminated at our election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by her for “good reason” (as defined in the agreement), Rui Yang shall be entitled to receive severance payments equal to 9 months’ of her base salary and a pro rata portion of her target annual bonus for the year when termination occurs. Rui Yang has agreed not to compete with us for 9 months after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

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

There is no formal requirement under the Company’s memorandum and articles of association mandating that we hold an annual meeting of our shareholders. However, notwithstanding the foregoing, we intend to hold such annual meetings to, among other things, elect our directors. We plan to hold our next annual shareholders meeting on the first quarter of 2022.

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

	2019	2020	2021
Number of Employees	2,085	2,746	3,352

E.	Share Ownership

See Item 7 below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

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

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of September 18, 2018 through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. None of the stockholders listed in the table are located in the United States and none of the common shares held by them are located in the United States. Applicable percentage ownership is based on 20,400,820 common shares outstanding as of September 24, 2021. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o CLPS Incorporation, c/o Unit 1102, 11th Floor, Millennium City III, 370 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR.

Name of Beneficial Owner	Common Shares	Ownership% (1)

Xiao Feng Yang (2)(7)	5,493,773	26.93%
Raymond Ming Hui Lin (3)(6)(7)	6,034,084	29.58%
Rui Yang (4)(6)	126,568	*
Li Li(6)(8)	235,809	1.16%
Jin He Shao (5)(7)	7,000	*
Kee Chong Seng	5,000	*
Zhao Hui Feng	4,000	*

All directors and executive officers as a group (6 persons)	11,906,234	58.36%

Qinrui Ltd. (2)	4,976,000	24.39%
Qinhui Ltd. (3)	4,999,996	24.51%

5% or greater beneficial owners as a group	9,975,996	48.90%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.

(2)	A British Virgin Islands corporation with the mailing address of c/o Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG 1110, British Virgin Islands, with Xiao Feng Yang as its sole shareholder. As such, Mr. Yang is deemed to be the owner of all shares of the Company held by this entity. Also includes the vested portion of the restricted stock granted dated as of July 12, 2018. The total grant of 220,823 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant. Represents vested portion of the restricted stock granted dated as of May 6, 2020. The total grant of 250,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of November 6, 2020. The total grant of 80,000 common shares and 30% vests immediately on the grant date of award, the rest 70% vests on May 6, 2021. Represents vested portion of the restricted stock granted dated as of May 7, 2021. The total grant of 20,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 50,000 common shares and vest immediately on the grant date of award.

(3)	A British Virgin Islands corporation with the mailing address of c/o Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG 1110, British Virgin Islands, with Raymond Ming Hui Lin as its sole shareholder. As such, Mr. Lin is deemed to be the owner of all shares of the Company held by this entity. Also includes the vested portion of the restricted stock granted dated as of July 12, 2018. The total grant of 220,823 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant. Represents vested portion of the restricted stock granted dated as of May 6, 2020. The total grant of 250,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of November 6, 2020. The total grant of 80,000 common shares and 30% vests immediately on the grant date of award, the rest 70% vests on May 6, 2021. Represents vested portion of the restricted stock granted dated as of May 7, 2021. The total grant of 520,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 350,000 common shares and 50,000 vest immediately on the grant date of award, the rest will vest on May 23, 2022.

(4)	Represents 17,793 shares, which she purchased prior to the Company’s IPO, and the vested portion of the restricted stock granted dated as of May 6, 2020. The total grant of 50,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of June, 24, 2020. The total grant of 12,000 common shares vested in whole on November 1, 2020. Represents vested portion of the restricted stock granted dated as of November 6, 2020. The total grant of 50,000 common shares and 30% vests immediately on the grant date of award, the rest 70% vests on May 6, 2021. Represents vested portion of the restricted stock granted dated as of May 7, 2021. The total grant of 20,000 common shares vests in whole immediately on the grant date of award.

(5)	Represents vested portion of the restricted stock granted dated as of July 12, 2018. The total grant of 3,000 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant.

(6)	Executive officer.

(7)	Director.

(8)	The total grant of 12,000 common shares vests in one year after the date of award. Represents vested portion of the restricted stock granted dated as of May 6, 2020. The total grant of 100,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of June, 24, 2020. The total grant of 12,000 common shares vested in whole on June 11, 2021. Represents vested portion of the restricted stock granted dated as of November 6, 2020. The total grant of 150,000 common shares and 30% vests immediately on the grant date of award, the rest 70% vests on May 6, 2021. Represents vested portion of the restricted stock granted dated as of May 7, 2021. The total grant of 20,000 common shares vests in whole immediately on the grant date of award.

As of September 24, 2021, there were 12 holders of record entered in our share register, of which no holders were U.S. residents. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B.	Related Party Transactions

The following is a description of transactions since July 1, 2019, and to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Other related party transactions:

(a)	Related party balances

The balances due to and due from related parties were as follows:

	As of June 30,
	2021	2020
Due from related parties:
Mr. Raymond Ming Hui Lin	-	169,185
Noncontrolling interest shareholder of JAJI China- Beijing Bright Technology Co., Ltd (“Beijing Bright”)	393,761	-
Equity investee of the Company-EMIT	152,367	-
Total	$546,128	$169,185
Due to related parties:
Equity investee of the Company-EMIT	183,148	-
Total	183,148	-

Due from related parties mainly represents, advances to the Company’s CEO and prepaid expenses to the noncontrolling interest shareholder of JAJI China.

Due to related parties mainly represents subcontracting cost to be paid to the equity investee-EMIT and expenses paid by the Company’s CEO on behalf of the Company.

(b)	Related party transactions

		For the year ended,
		2021	2020	2019
a)	Consulting services provided to the related parties
	CareerWin	$-	$165,161	$-
	CLPS Lihong	269,472	-	-
		$269,472	$165,161	$-
b)	Services provided by the related parties
	CareerWin		195,817
	Beijing Bright	$604,033	$165,040	$-
	EMIT	758,976	209,318	-
		$1,363,009	$570,175	$-
c)	Loans provided to the related parties
	CLPS Lihong	$-	$149,341	$820,982
	EMIT	151,783	28,446	-
		$151,783	$177,787	$820,982
d)	Repayment of loans from the related parties
	CLPS Lihong	$-	$149,341	$820,982
	EMIT	-	28,446	-
		$-	$177,787	$820,982
e)	Interest income received from the related party
	CLPS Lihong	-	2,328	$33,096
		-	2,328	33,096

The CEO, the wife of the CEO, Chairman, and the wife of Chairman of the Company provided joint guarantee to the revolving credit facility entered by the Company with China Merchants Bank on June 22, 2018 and December 17, 2019. The credit facility agreement was ended as of June 30, 2021.

Srustijeet Mishra, the noncontrolling interest shareholder of Ridik Pte. provided guarantee to a credit facility up to $86,071 (SGD 120,000) entered by the Company with Development Bank of Singapore on April 20, 2018. The credit facility agreement was ended as of June 30, 2021.

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

The following table sets forth, for the calendar months indicated and through June 30, 2021, the monthly high and low sale prices for our shares, as reported on NASDAQ Stock Market. The closing price for the Company’s securities on October 8, 2021 was $2.94 per share.

	Shares
	High	Low

Monthly Highs and Lows
June 2021	$4.58	$3.92
July 2021	$4.26	$3.65
August 2021	$3.81	$2.91
September 2021	$3.52	$2.73

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

Documents concerning us that are referred to in this document may be inspected at c/o   Unit 1102, 11th Floor, Millennium City III, 370 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR. In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 3.7% in fiscal 2019, depreciated by 2.9% in fiscal 2020, and appreciated by 8.6% in fiscal 2021, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded as of June 30, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2021. In making this assessment, management used the framework set forth in the report Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of June 30, 2021

It is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm perform an audit of our internal control over financial reporting, internal control deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our shares may be adversely impacted.”

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

Other than as described above, there were no changes in our internal control over financial reporting during the year ended June 30, 2021, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services billed by Ernst & Young Hua Ming LLP for the period indicated:

	June 30, 2021	June 30, 2020
	USD’000	USD’000
Audit Fees	$381	$341
Audit Related Fees	30	5
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$411	$346

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

No purchase of our securities was made by us or our affiliates in 2021.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

None.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

CLPS INCORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021, 2020 AND 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of CLPS Incorporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CLPS Incorporation (the “Company”) as of June 30, 2021 and 2020, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2021, in conformity with U.S. generally accepted accounting principles.

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

Shanghai, the People’s Republic of China

October 15, 2021

CLPS INCORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars (“$”), except for number of shares)

		As of June 30,
	Notes	2021	2020
ASSETS
Current assets:
Cash and cash equivalents		$24,739,382	$12,652,120
Short-term investments		4,158,535	636,934
Accounts receivable, net	4	44,138,997	25,753,856
Prepayments, deposits and other assets, net	5	2,530,458	1,280,967
Prepaid income tax		-	15,780
Amounts due from related parties	12	546,128	169,185
Total Current Assets		$76,113,500	$40,508,842

Non-current assets:
Property and equipment, net	6	600,791	452,472
Intangible assets, net	7	1,050,499	1,144,579
Goodwill	8	2,444,950	2,118,700
Long-term investments	9	1,014,784	680,131
Prepayments, deposits and other assets, net	5	896,145	244,387
Deferred tax assets, net	13	607,773	203,247
Total Assets		$82,728,442	$45,352,358

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loans	10	$7,536,839	$2,161,239
Accounts payable		559,450	268,661
Accrued expenses and other current liabilities		245,408	220,382
Tax payables	13	1,715,009	1,426,614
Contract liabilities		326,912	755,178
Salaries and benefits payable	11	12,466,921	11,522,268
Amounts due to related party	12	183,148	-
Total current liabilities		$23,033,687	$16,354,342

Non-current liabilities:
Bank loans	10	9,644	22,554
Deferred tax liabilities	13	155,033	163,163
Other non-current liabilities	13	1,799,383	194,939
Total Liabilities		$24,997,747	$16,734,998

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED BALANCE SHEETS - continued

(Amounts in U.S. dollars (“$”), except for number of shares)

		As of June 30,
	Notes	2021	2020
Commitments and Contingencies	14

Shareholders’ Equity:
Common stock, $0.0001 par value, 100,000,000 shares authorized; 20,293,552 shares issued and outstanding as of June 30, 2021; 15,930,330 shares issued and outstanding as of June 30, 2020	18	2,029	1,593
Additional paid-in capital	18	48,516,695	28,586,048
Statutory reserves	18	4,214,075	2,803,811
Retained earnings (Accumulated deficits)		2,726,165	(2,680,143)
Accumulated other comprehensive income (loss)	18	1,230,083	(1,362,665)
Total CLPS Incorporation’s Shareholders’ Equity		56,689,047	27,348,644

Noncontrolling interests	19	1,041,648	1,268,716

Total Shareholders’ Equity		57,730,695	28,617,360

Total Liabilities and Shareholders’ Equity		$82,728,442	$45,352,358

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in U.S. dollars (“$”), except for number of shares)

		For the years ended June 30,
	Notes	2021	2020	2019

Revenues	20	$126,061,693	$89,415,798	$64,932,937
Less: Cost of revenues		(85,890,757)	(58,296,097)	(41,178,356)
Gross profit		40,170,936	31,119,701	23,754,581

Operating income (expenses):
Selling and marketing expenses		(3,753,236)	(3,059,877)	(2,179,029)
Research and development expenses		(13,337,913)	(10,436,975)	(7,978,883)
General and administrative expenses		(16,784,688)	(16,343,936)	(17,384,393)
Subsidies and other operating income		2,080,087	1,927,230	697,370
Total operating expenses		(31,795,750)	(27,913,558)	(26,844,935)
Income (loss) from operations		8,375,186	3,206,143	(3,090,354)
Other income		296,319	608,638	82,138
Other expenses		(351,045)	(107,322)	(92,429)

Income (loss) before income tax and share of income (loss) in equity investees		8,320,460	3,707,459	(3,100,645)
Provision for income taxes	13	1,257,124	835,444	186,615
Income (loss) before share of income (loss) in equity investees		7,063,336	2,872,015	(3,287,260)
Share of (loss) income in equity investees, net of tax		(44,121)	207,363	(145,329)
Net income (loss)		7,019,215	3,079,378	(3,432,589)
Less: Net income (loss) attributable to noncontrolling interest		202,643	141,139	(162,813)
Net income (loss) attributable to CLPS Incorporation’s shareholders		$6,816,572	$2,938,239	$(3,269,776)

Other comprehensive (loss) income
Foreign currency translation income (loss)		$2,695,223	$(571,943)	$(429,348)
Less: foreign currency translation income (loss) attributable to noncontrolling interests		102,475	(22,928)	(17,375)
Other comprehensive income (loss) attributable to CLPS Incorporation’s shareholders		$2,592,748	$(549,015)	$(411,973)

Comprehensive income (loss) attributable to CLPS’s Incorporation shareholders		$9,409,320	$2,389,224	$(3,681,749)
Comprehensive income (loss) attributable to noncontrolling interests		305,118	118,211	(180,188)
Comprehensive income (loss)		$9,714,438	$2,507,435	$(3,861,937)

Basic earnings (loss) per common share	15	$0.39	$0.20	$(0.24)
Weighted average number of share outstanding – basic		17,279,443	14,689,224	13,843,764
Diluted earnings (loss) per common share	15	$0.39	$0.20	$(0.24)
Weighted average number of share outstanding – diluted		17,569,440	14,692,299	13,843,764

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in U.S. dollars (“$”), except for number of shares)

							Retained	Accumulated
					Additional		Earnings	Other
		Common Share			Paid-in	Statutory	(Accumulated	Comprehensive	Noncontrolling
	Notes	Shares		Amount	Capital	Surplus	Deficits)	Income (Loss)	Interests	Total
Balance at June 30, 2018			13,590,000	1,359	17,285,543	1,118,467	(524,618)	(401,677)	676,282	18,155,356
Net loss for the year			-	-	-	-	(3,269,776)	-	(162,813)	(3,432,589)
Appropriation of statutory reserve	18		-	-	-	715,335	(715,335)	-	-	-
Foreign currency translation adjustments			-	-	-	-	-	(411,973)	(17,375)	(429,348)
Stock-based compensation	17		223,821	22	7,016,089	-	-	-	-	7,016,111
Exercise of warrants	16		99,380	10	(10)	-	-	-	-	-
Noncontrolling interests through an acquisition	3		-	-	-	-	-	-	64,879	64,879
Sale of subsidiaries’ shares to noncontrolling interests			-	-	-	-	-	-	47,189	47,189
Other			-	-	(25,000)	-	-	-	-	(25,000)
Balance at June 30, 2019			13,913,201	1,391	24,276,622	1,833,802	(4,509,729)	(813,650)	608,162	21,396,598
Net income for the year			-	-	-	-	2,938,239	-	141,139	3,079,378
Appropriation of statutory reserve			-	-	-	970,009	(970,009)	-	-	-
Foreign currency translation adjustments			-	-	-	-	-	(549,015)	(22,928)	(571,943)
Cumulative effect of adopting ASC 606	2		-	-	-	-	(138,644)	-	-	(138,644)
Purchase of subsidiaries’ shares from noncontrolling interests shareholders	19		100,000	10	(131,002)	-	-	-	130,992	-
Stock-based compensation expense			-	-	4,004,080	-	-	-	-	4,004,080
Exercise of share options and vesting of restricted shares	17		1,830,514	183	(183)	-	-	-	-	-
Acquisition of subsidiaries	3		86,615	9	436,531	-	-	-	411,351	847,891
Balance at June 30, 2020			$15,930,330	$1,593	$28,586,048	$2,803,811	$(2,680,143)	$(1,362,665)	$1,268,716	$28,617,360
Net Income for the year			-	-	-	-	6,816,572	-	202,643	7,019,215
Appropriation of statutory reserve			-	-	-	1,410,264	(1,410,264)	-	-	-
Foreign currency translation loss			-	-	-	-	-	2,592,748	102,475	2,695,223
Purchase of subsidiaries’ shares from noncontrollong interests	19		62,622	6	3,274	-	-	-	(458,826)	(455,546)
Disposal of subsidiarie	3		-	-	-	-	-	-	(34,116)	(34,116)
Stock-based compensation	17		-	-	5,128,696	-	-	-	-	5,128,696
Exercise of share options and vesting of restricted shares	17		1,568,392	157	116,073	-	-	-	-	116,230
Exercise of warrants	16		65,542	6	(6)	-	-	-	-	-
Issuance of common shares from private placement	18		2,666,666	267	11,131,562	-	-	-	-	11,131,829
Warrants issued in connection with private placement	16	-	-	-	3,551,048	-	-		-	3,551,048
Noncontrolling interests through an acquisition	3		-	-	-	-	-	-	(5,107)	(5,107)
Dividends paid to noncontrolling interests			-	-	-	-	-	-	(34,137)	(34,137)
Balance at June 30, 2021			20,293,552	2,029	48,516,695	4,214,075	2,726,165	1,230,083	1,041,648	57,730,695

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the years ended June 30,
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$7,019,215	$3,079,378	$(3,432,589)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Share-based compensation	5,128,696	4,004,080	7,016,089
Depreciation and amortization	677,241	593,173	403,700
Deferred tax (benefits) expenses	(413,609)	172,740	100,109
Remeasurement loss of the previously held equity interest	-	-	19,682
Gain on disposal of a long-term investment	-	(433,490)	-
Share of loss (income) in equity investees, net of tax	44,121	(207,363)	145,329
Gain on disposal of subsidiaries	(9,022)	-	(57,588)
Provision (reversal of) for doubtful accounts	197,740	231,133	(70,893)
Loss from disposal of property and equipment	26,399	633	9,689
Others	25,615	-	-
Changes in assets and liabilities:
Accounts receivable	(16,712,597)	(6,603,589)	(3,055,040)
Prepayment, deposits and other assets	(728,562)	206,054	(37,026)
Prepaid income tax	15,780	615,010	(442,498)
Amounts due from related parties	(224,429)	-	-
Accounts payable	363,697	89,427	(417,801)
Accrued expenses and other current liabilities	(18,349)	56,935	(425,109)
Contract liabilities	(378,628)	69,278	-
Tax payables	279,413	408,007	102,408
Amounts due to related parties	183,148	-	-
Deferred subsidies	-	(109,250)	(27,138)
Deferred revenue	-	-	(69,241)
Salaries and benefits payable	309,914	3,564,029	639,024
Other non-current liabilities	1,604,444	194,939	-
Net cash (used in) provided by operating activities	(2,609,773)	5,931,124	401,107

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(1,072,389)	(167,701)	(499,554)
Acquisition of intangible assets	(6,521)	(63,855)	-
Payments for business acquisitions, net of cash acquired from acquisitions	(304,476)	(1,556,910)	(401,062)
Acquisition of long-term investments	(331,036)	(143,299)	(1,093,274)
Disposition of a long-term investment	-	995,605	-
Disposition of subsidiaries	(191,839)	-	(65,242)
Maturities (purchases) of short-term investments	(3,375,521)	1,109,389	(1,803,228)
Repayments from a related party	-	177,787	820,982
Loans provided to a third party	(185,906)	-	-
Loans provided to related parties	(151,783)	(177,787)	(820,982)
Net cash (used in) provided by investing activities	(5,619,471)	173,229	(3,862,360)

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the years ended June 30,
	2021	2020	2019
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	13,301,775	3,821,602	3,641,661
Repayments of short-term bank loans	(8,270,611)	(3,896,240)	(3,918,427)
Capital contributions from IPO and over-allotment, net	-	-	1,472,592
Capital contributions from private placement and warrants, net of issuance costs	14,682,877	-	-
Proceeds from exercise of options	116,230	-	-
Escrow receivable	-	200,000	-
Purchase of noncontrolling interests	(455,546)	-	(582,440)
Amounts due to related parties	-	-	(146,604)
Dividends paid to noncontrolling interests	(34,137)	-	-
Net cash provided by financing activities	19,340,588	125,362	466,782

Effect of exchange rate changes on cash	975,918	(178,930)	(147,080)

Net increase (decrease) in cash	12,087,262	6,050,785	(3,141,551)
Cash and cash equivalents, at the beginning of the year	$12,652,120	$6,601,335	$9,742,886

Cash, cash equivalents at the end of the year	$24,739,382	$12,652,120	$6,601,335

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$1,746,327	$1,169,717	$768,956
Interest paid	$154,516	$89,503	$69,602

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

CLPS Incorporation (“CLPS” or the “Company”), is a company that was established under the laws of the Cayman Islands on May 11, 2017 as a holding company. The Company, through its subsidiaries, designs, builds, and delivers IT services, solutions and product services. The Company customizes its services to specific industries with customer service teams typically based on-site at the customer locations. The Company’s solutions enable its clients to meet the changing demands in an increasingly global, internet-driven, and competitive marketplace. Mr. Xiao Feng Yang, the Company’s Chairman of the Board, together with Mr. Raymond Ming Hui Lin, the Company’s Chief Executive Officer (“CEO”) are the controlling shareholders of the Company (the “controlling shareholder”). On June 8, 2018, the Company completed its initial public offering (“IPO”) on the Nasdaq Capital Market.

Details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation/ Acquisition	Place of Incorporation	% of Equity Ownership	Principal Activities
Qiner Co., Limited (“Qiner”)	Incorporated on April 21, 2017	Hong Kong, China	100%	Holding Company
Qinheng Co., Limited (“Qinheng”)	Incorporated on June 9, 2017	Hong Kong, China	100%	Holding Company
Shanghai Qincheng Information Technology Co., Ltd. (“CLPS QC” or “WOFE”)	Incorporated on August 4, 2017	Shanghai, China	100%	Holding Company
Growth Ring Ltd., (“Growth”)	Incorporated On April 14,2021	Virgin Islands, British	100%	Holding Company
Arabian Jasmine Ltd.	Incorporated on May 25, 2021	Virgin Islands, British	100%	Holding Company
Shanghai Chenqin Information Technology Services Co., Ltd.	Incorporated on May 31, 2021	Shanghai, China	100%	Holding Company
CLPS-Beefinance Holding Ltd.	Incorporate on June 22, 2021	Virgin Islands, British	55%	Holding Company
Noni (Singapore) Pte. Ltd.	Incorporated on June 22, 2021	Singapore	100%	Holding Company
ChinaLink Professional Service Co., Ltd. (“CLPS Shanghai”)	Incorporated on August 30, 2005	Shanghai, China	100%	Software development
CLPS Dalian Co., Ltd. (“CLPS Dalian”)	Incorporated on May 25, 2011	Dalian, China	100%	Software development
CLPS Ruicheng Co., Ltd. (“CLPS RC”)	Incorporated on June 26, 2013	Shanghai, China	100%	Software development
CLPS Beijing Hengtong Co., Ltd. (“CLPS Beijing”)	Incorporated on March 30, 2015	Beijing, China	100%	Software development
CLPS Technology (Singapore) Pte. Ltd. (“CLPS SG”)	Incorporated on August 18, 2015	Singapore	100%	Software development
CLPS- Ridik Technology (Australia) Pty Ltd. (“CLPS Ridik AU”)	Incorporated on November 10, 2015	Australia	100%	Software development
CLPS Technology (Hong Kong) Co., Limited (“CLPS Hong Kong”)	Incorporated on January 7, 2016	Hong Kong, China	100%	Software development
JAJI (Shanghai) Co., Ltd (“JAJI China”, formerly , Judge (Shanghai) Co., Ltd.)	Acquired on November 9, 2016	Shanghai, China	60%	Software development
JAJI (Shanghai) Human Resource Co., Ltd. (“JAJI HR”,formerly Judge (Shanghai) Human Resource Co., Ltd.)	Acquired on November 9, 2016	Shanghai, China	60%	Software development
CLPS Shenzhen Co., Ltd. (“CLPS Shenzhen”)	Incorporated on April 7, 2017	Shenzhen, China	100%	Software development
CLPS Guangzhou Co., Ltd. (“CLPS Guangzhou”)	Incorporated on September 27, 2017	Guangzhou, China	100%	Software development
CLPS Technology (US) Ltd. (“CLPS US”)	Incorporated on June 5, 2018	Delaware, the United States of America	100%	Software development
Tianjin Huanyu Qinshang Network Technology Co., Ltd. (“Huanyu”)	Acquired on May 24, 2019	Tianjin, China	100%	Network technology

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS - continued

Name of Entity	Date of Incorporation/ Acquisition	Place of Incorporation	% of Equity Ownership	Principal Activities
CLPS Hangzhou Co. Ltd. (“CLPS Hangzhou”)	Incorporated on July 31, 2019	Hangzhou, China	100%	Software development
CLPS Technology Japan (“CLPS Japan”)	Incorporated on September 13, 2019	Japan	100%	Software development
Ridik Pte. Ltd. (“Ridik Pte.”)	Acquired on September 26, 2019	Singapore	100%	Software development
Ridik Sdn. Bhd. (“Ridik Sdn.”)	Acquired on September 26, 2019	Malaysia	100%	Software development
Ridik Software Solutions Pte. Ltd. (“Ridik Software Pte.”)	Acquired on September 26, 2019	Singapore	100%	Software development
Qinson Credit Card Services Limited (“Qinson”)	Incorporated on December 31, 2019	Hong Kong, China	100%	Software development
CLPS Technology (California) Inc. (“CLPS California”)	Incorporated on January 2, 2020	California, the United States of America	100%	Software development
Ridik Consulting Private Limited (“Ridik Consulting”)	Acquired on January 6, 2020	India	100%	Software development
Hainan Qincheng Software Technology Co., Ltd.	Incorporated On January 20, 2021	Hainan, China	100%	Software development
CareerWin Executive Search Co., Ltd. (“CareerWin”)	Acquired on March 3, 2021	Shanghai, China	60%	Headhunting Service
CLPS Xi’an Co., Ltd.	Incorporated On April 15, 2021	Xi’an, China	100%	Software development
Beijing Bozhuo Educational Technology Co., Ltd.	Acquired on May 11, 2021	Beijing, China	36%	Software development

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

Comparative Information

The comparative consolidated statements of comprehensive income (loss) for the years ended June 30, 2020 and 2019 have been revised to reclassify the government subsidies of operating nature from other income to other operating income to conform with the current year financial statement presentation. This change did not have a material impact on the Company’s consolidated financial statements for the prior periods.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates and assumptions

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, valuation of accounts receivable, prepayments, deposits and other assets, useful lives of property and equipment and intangible assets, goodwill impairment, the impairment of long-lived assets and long-term investments, purchase price allocation and fair value of noncontrolling interests for business combinations, relative standalone selling price of the performance obligations in the IT solution services, provision for accrued expenses and other current liabilities, valuation allowance of deferred tax assets, provision for uncertain tax positions, fair value measurements of equity investments without readily determinable fair values, fair value of warrants and fair value of and estimated forfeitures for share-based compensation. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and bank deposits, which are unrestricted as to withdrawal and use. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of its bank accounts in the People’s Republic of China (“PRC”). Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Short-term investments

Short-term investments represent highly liquid investments in wealth management products placed with certain financial institutions. The principal amounts of these products are not guaranteed. The Company classifies these wealth management products as “trading” as they are bought and held principally for the purpose of selling them in the near term. Dividend and interest income are included in earnings. Any realized gains or losses on the sale of the short-term investments, are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded in the period when loss is probable. The Company determines the adequacy of a reserve for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company regularly reviews the adequacy and appropriateness of the allowance for doubtful accounts.

Prepayments, deposit and other assets and allowance for doubtful accounts

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

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Topic 323, Investments-Equity Method and Joint Ventures (“ASC 323”). The share of earnings or losses of the investee are recognized in the consolidated statements of comprehensive income (loss). Equity method adjustments include the Company’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Company’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. The Company assesses its equity investment for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information. Any gain or loss from the disposition of the equity method investments is included in the consolidated statements of comprehensive income equal to difference between the proceeds the Company receives and the carrying amounts of the investment disposed.

For equity investments without readily determinable fair values, the Company elects to use the measurement alternative in accordance with ASC Topic 321, Investments-Equity securities (“ASC 321”) to measure such investments at cost minus impairment adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer as of the date that the observable transaction occurred. These investments are measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the amount by which the carrying value exceeds the fair value of the investment. For the year ended June 30, 2021, 2020 and 2019, no such investment was remeasured and accordingly no unrealized gains (losses) was recognized.

No impairment loss was recognized in any of the periods presented.

Business combination

The Company accounts for all business combinations under the purchase method of accounting in accordance with ASC Topic 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to net assets including separately identifiable assets and liabilities the Company acquired, based on their estimated fair value. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of the cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in the consolidated statements of comprehensive income (loss). The Company adopted Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 802): Clarifying the Definition of a Business, in determining whether it has acquired a business from July 1, 2019 on a prospective basis and there was no material impact on the consolidated financial statements.

The determination and allocation of fair values to the identifiable net assets acquired, liabilities assumed and noncontrolling interest is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the acquiree’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted cash flows over that period. Acquisition-related costs are recognized as general and administrative expenses in the consolidated statements of comprehensive income (loss) as incurred. Although the Company believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Noncontrolling interests

The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the face of the consolidated statements of comprehensive income (loss) as an allocation of the total income or loss for the year between noncontrolling interest holders and the shareholders of the Company.

Property and equipment, net

Property and equipment, net, are stated at cost less accumulated depreciation and impairment, if any. The straight-line method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful life
Leasehold improvements	The shorter of remaining lease terms or the estimated useful lives
Automobiles	5 years
Equipment and office furniture	1-5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is charged to the statements of comprehensive income (loss).

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

Amortization is computed using the straight-line method over the following estimated useful lives:

Useful life
Customer contracts	10 years
Customer relationship	5 – 10 years
Software	3 – 5 years

The Company does not have any indefinite-lived intangibles other than goodwill.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill

Goodwill represents the excess of the consideration over the fair value of the net assets acquired at the date of acquisition. Goodwill is not amortized but rather tested for impairment at least annually at the reporting unit level by applying a fair-value based test in accordance with accounting and disclosure requirements for goodwill. This test is performed by management annually or more frequently if the Company believes impairment indicators are present. The Company had only one reporting unit (that also represented the Company’s single operating segment) as of June 30, 2021 and 2020. Goodwill was allocated 100% to the single reporting unit as of June 30, 2021 and 2020. The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20, Intangibles - Goodwill and Other. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

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

No impairment loss was provided for the years ended June 30, 2021, 2020 and 2019.

Impairment of long-lived assets

The Company reviews its long-lived assets, other than goodwill, including property and equipment and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable in accordance with ASC Topic 360, Property, Plant and Equipment. When these events occur, the Company assesses recoverability by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Company would recognize an impairment loss based on the excess of the carrying value over the fair value of the assets and record the impairment in earnings. Fair value is generally determined by discounting the cash flows expected to be generated by the asset, when the market prices are not readily available. The adjusted carrying amount of the asset becomes the new cost basis and depreciated over the asset’s remaining useful live. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for the purpose of the impairment testing.

No impairment loss was provided for the years ended June 30, 2021, 2020 and 2019.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

Effective July 1, 2019, the Company adopted ASU 2014-09, Revenue from contracts with Customers (Topic 606) (“ASC 606”) using the modified retrospective approach, which requires the recognition of a cumulative-effect adjustment to retained earnings as of the date of adoption and applies the adoption only to contracts not completed as of July 1, 2019. The cumulative effect of initially applying ASC 606 resulted in a decrease to opening retained earnings of $138,644 as of July 1, 2019, with the impact primarily related to the Company’s customized IT solution services.

The Company provides a comprehensive range of IT services and solutions, which primarily are on a time-and-expense basis, or fixed-price basis. Revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those services.

Time-and-expense basis contracts

The series of IT services are substantially the same from day to day, ·and each day of the service is considered to be distinct and separately identifiable as it benefits the customer daily. Further, the uncertainty related to the service consideration is resolved on a daily basis as the Company satisfies its obligation to perform IT service daily with enforceable right to payment for performance completed to date. Thus, revenue is recognized as service is performed and the customer simultaneously receives and consumes the benefits from the service daily.

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

Differences between the timing of billings and the recognition of revenues are recorded as contract assets which is included in the prepayments, deposits and other assets, net, or contract liabilities on the consolidated balance sheets. Contract assets are classified as current assets and the full balance is reclassified to accounts receivables when the right to payment becomes unconditional. No impairment loss was recognized for contract assets for the years ended June 30, 2021 and 2020.

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

Other contracts

Other contracts primarily comprise of the sale of consulting and head-hunting services. Revenue for other contracts is recognized at a point in time when control is transferred to the customers, which generally occurs when the service is accepted by customers.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition (continued)

The opening and closing balances of contract assets arising from contracts with customers as of June 30, 2021 were $233,149 and $513,199, respectively, and the opening and closing balances of deferred contract costs arising from contracts with customers as of June 30, 2021 were $106,734 and $376,138. The opening and closing balances of contract liabilities arising from contracts with customers as of June 30, 2021 were $755,178 and $326,912, respectively. Revenue recognized in the year ended June 30, 2021 that was included in the contract liability balance at the beginning of the period was $703,102. This revenue was driven primarily by IT solution service performance obligations being satisfied.

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

The Company’s disaggregated revenue disclosures are presented in Note 20.

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

Government subsidies

Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Company also receives government subsidies related to government sponsored projects, and records such government subsidies as a liability when it is received. The Company recognizes the government subsidies in the consolidated statements of comprehensive income (loss) when there is no further performance obligation.

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

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount is expensed as incurred. The expenses related to these plans were $11,477,252, $6,662,389 and $6,180,287 for the years ended June 30, 2019, 2020 and 2021, respectively.

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

The Company accounts for uncertainties in income taxes in accordance with ASC Topic 740, Income Taxes (“ASC 740”). An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the consolidated statements of comprehensive income (loss) in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2021, 2020 and 2019. All of the tax returns of the Company’s subsidiaries in China remain subject to examination by the tax authorities for five years from the date of filing through year 2025, and the examination period was extended to 10 years for entities qualified as High and New Technology Enterprises (“HNTEs”) in 2018 and thereafter.

Warrants

Equity-classified warrants are initially measured at the grant date fair value. Subsequent changes in fair value are not recognized as long as the contract continues to be classified in equity. The Company, with the assistance of an independent third-party valuation firm, used the Black-Scholes pricing model to estimate the fair value of warrants. The determination of estimated fair value of warrants on the grant date was mainly affected by the Company’s stock price as well as assumptions regarding a number of subjective variables. These variables include the Company’s expected stock price volatility over the expected term of the awards, a risk-free interest rate and any expected dividends.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based payment

The Company accounts for share-based payment in accordance with ASC Topic 718, Compensation-Stock Compensation (“ASC 718”). Share awards issued to employees and directors, including employee stock option plans (“ESOPs”) and restricted share units (“RSUs”) are measured at fair value at the grant date. The Company, with the assistance of an independent third-party valuation firm, determined the fair value of the share options granted to employees. The Company uses the binomial lattice model to estimate the fair value of ESOPs, and uses the closing stock price at the grant date to measure the fair value of RSUs. The Company recognizes compensation expenses, net of forfeitures, using the accelerated method over the requisite service periods.

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency

The functional currency of the Company is US$. The functional currencies of the Company’s subsidiaries are the local currency of the country in which the subsidiary operates, which is determined based on ASC Topic 830, Foreign Currency Matters (“ASC 830”).

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

Fair value of financial instruments

The Company applies ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value of financial instruments (continued)

Financial instruments of the Company primarily consist of cash and cash equivalents, short-term investments, accounts receivable, other assets, note receivables, amounts due from related parties, equity investments without readily determinable fair values, accounts payable and other current liabilities, contract liabilities, amounts due to related party, short-term bank loans and long-term bank loans. The carrying amounts of these financial instruments, except for short-term investments, equity investments without readily determinable fair values and long-term bank loans, approximate their fair values because of their generally short maturities.

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

For equity investments without readily determinable fair values, the Company elected to use the measurement alternative to measure those investments in the cases of an impairment charge is recognized, fair value of an investment is remeasured in an acquisition/a disposal, and an orderly transaction for identical or similar investments of the same issuer is identified. The non-recurring fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Company. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as volatility of comparable companies and probability of exit events as it relates to liquidation and redemption preferences.

	Fair Value Measurements as of June 30, 2021
	Quoted Price in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)
Fair value measurements
Recurring
Short-term investments
Trading securities	$-	$4,158,535	$-

	Fair Value Measurements as of June 30, 2020
	Quoted Price in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)
Fair value measurements
Recurring
Short-term investments
Trading securities	$-	$636,934	$-

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value of financial instruments (continued)

For the year ended June 30, 2021 and 2020, the Company recognized nil gain or loss for the equity investments using the measurement alternative. As of June 30, 2021 and 2020, the Company had no financial assets and liabilities measured and recorded at fair value on a non-recurring basis.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which modifies the disclosure requirements on fair value measurements in ASC 820. The Company adopted ASU 2018-13 on July 1, 2020, which has no material impact to the Company’s consolidated financial statements.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive income (loss) of the Company includes foreign currency translation adjustments related to the Company’s subsidiaries whose functional currency is not US$.

Statements of cash flows

In accordance with ASC Topic 230, Statement of Cash Flows (“ASC 230”), cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

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

The functional currency for the Company’s PRC subsidiaries is the RMB, and the financial statements are presented in U.S. dollars. The RMB appreciated by depreciated by 3.7% in fiscal 2019, depreciated by 2.9% in fiscal 2020, and depreciated by 8.6% in fiscal 2021, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the majority of the Company’s assets, liabilities, revenues and costs are denominated in RMB.

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

- Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, account receivables, other assets, note receivables, and amounts due from related parties. As of June 30, 2021 and 2020, $9,705,412 and $11,027,764 of the Company’s cash and cash equivalents was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. As of June 30, 2021, the Company and its subsidiaries had $9,705,412, $784,069, $11,477, $13,965,404, $1,833, $65,490, $191,584 and $14,113 of cash and cash equivalents on deposit at financial institutions in mainland China, Singapore, Australia, Hong Kong, India, Malaysia, Japan and America, respectively. As of June 30, 2020, the Company and its subsidiaries had $11,027,764, $940,854, $8,350, $516,816, $1,496, $58,789 and $98,051 of cash and cash equivalents on deposit at financial institutions in mainland China, Singapore, Australia, Hong Kong, India, Malaysia and Japan, respectively. The Company continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

The Company conducts credit evaluations on its customers and generally does not require collateral or other security from such customers. The Company periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

- Significant customers

For the years ended June 30, 2021, 2020 and 2019, one customer with its affiliates accounted for 19.1%, 21.5% and 25.7% of the Company’s total revenues, respectively. For the years ended June 30, 2021 and 2020, one customer and its affiliates accounted for 23.2% and 30.1% of the Company’s total accounts receivable balance, respectively.

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

In February 2016, the FASB issued ASU No. 2016-02, Leases, or ASU 2016-02, which modifies lease accounting for lessees to increase transparency and comparability by recording lease assets and liabilities for operating leases and disclosing key information about leasing arrangements. In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, or ASU 2018-10, to supersede ASU 2016-02. In addition, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, that provide entities with an additional (and optional) transition method to adopt the new leases standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new leases standard will continue to be in accordance with current GAAP (Topic ASC 840, Leases). In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which amended the effective date of Topic 842, Leases. The updated guidance is effective for the Company’s annual reporting period ending June 30, 2023 and interim periods during the year ending June 30, 2024. The Company does not plan to early adopt the new lease standards and the Company expects that applying the ASU 2016-02 would materially increase its assets and liabilities due to the recognition of right-of-use assets and lease liabilities on its consolidated balance sheets, with an immaterial impact on its consolidated statements of comprehensive loss and cash flows.

Recent accounting pronouncements (continued)

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, or ASU 2016-13. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which clarifies that receivables arising from operating leases should be accounted for in accordance with ASC 842, Leases (“ASC 842”) instead of ASC Subtopic 326-20. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which amended the effective date of ASU 2016-13. The amendments in these ASUs are effective for the Company’s annual reporting period ending June 30, 2024 and interim periods during the year ending June 30, 2024. Early adoption is permitted. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. This standard removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. ASU 2019-12 is effective for the Company’s annual reporting period ending June 30, 2023 and interim periods during the year ending June 30, 2024. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. In March 2021, the FASB issued ASU 2021-03, Intangibles-Goodwill and Other (Topic 350): Accounting Alternative for Evaluating Triggering Events, which provide entities an accounting alternative to perform the goodwill impairment triggering event evaluation as of the end of the reporting period, whether the reporting period is a interim or annual period. The guidance begins to take effect for impairment tests performed during the fiscal year ending June 30, 2024. Earlier application is permitted. The guidance should be applied on a prospective basis. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

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

In May 2021, the FASB issued Accounting Standards Update 2021-04—Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). The FASB is issuing this Update to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. Stakeholders asserted that there is diversity in an issuer’s accounting for economically similar modifications or exchanges of freestanding equity-classified written call options due to a lack of explicit guidance in the Codification. Stakeholders requested that the Board provide guidance that will clarify whether an issuer should account for a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange as (1) an adjustment to equity and, if so, the related earnings per share (EPS) effects, if any, or (2) an expense and, if so, the manner and pattern of recognition. The amendments in this Update are effective for all entities for fiscal years beginning July 1, 2022, including interim periods within those fiscal years. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 3 – BUSINESS ACQUISITION AND DECONSOLIDATIONS

Acquisition of Huanyu

On September 27, 2017, the Company made an investment of $150,301 (RMB 1,000,000) for a 30% of equity interest in Huanyu which was accounted for as an equity method investment .

On May 24, 2019, the Company purchased the remaining 70% equity interest of Huanyu for $66,959 (RMB 462,000) and became the sole shareholder of Huanyu.

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

Acquisition and disposal of Infogain

On August 20, 2018, CLPS SG acquired an 80% equity interest in Infogain located in Singapore from Sharma Devendra Prasad and Deepak Malhotra with the final purchase price of $420,101 (or approximately 576,000 Singapore dollars “SGD”).

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 3 – BUSINESS ACQUISITION AND DECONSOLIDATIONS - continued

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

Amounts
Cash acquired	$6,843
Accounts receivable, net	458,943
Prepayments, deposits and other assets, net	14,454
Property and equipment, net	1,190
Intangible assets, net	337,685
Accounts payable and other current liabilities	(504,235)
Deferred tax liabilities	(57,406)
Noncontrolling interests	(64,879)
Goodwill	227,506
Total consideration	$420,101

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

On May 31, 2021, CLPS SG entered into an agreement with Sharma Devendra Prasad to sell its 80% interests in Infogain at a cash consideration of $75,672 (SGD100,000). Sharma Devendra Prasad is the shareholder of the 20% noncontrolling interests in Infogain and was the original shareholder of the 80% interest in Infogain acquired by CLPS SG in 2019. After the disposal, the Company was no longer a shareholder of Infogain and deconsolidated Infogain’s financial results from the Company’s financial statements from June 1, 2021. The Company recognized a total gain of $9,022 (SGD 11,921) from the transaction in “Other income, net” in the consolidated statements of comprehensive income (loss) for the year ended June 30, 2021. The deconsolidation of Infogain did not meet the definition of a discontinued operation in accordance with ASC 205-20, Presentation of Financial Statements – Discontinued Operations (“ASC 205-20”), as the disposal of Infogain did not represent a shift in the Company’s strategy that has (or will have) a major effect on an entity’s operations and financial results.

Acquisition of Ridik Pte. and Ridik Consulting

On September 26, 2019, Qiner acquired an 80% equity interest in Ridik Pte. Ltd. (“Ridik Pte.”) located in Singapore from third-party selling shareholders with the final purchase price of $2,462,580 (SGD 3,402,304), in the form of cash of $2,026,043 (SGD 2,799,180) and the Company’s common shares which were valued at $436,537 (SGD 603,123). Ridik Sdn. Bhd. (“Ridik Sdn.”), Ridik Software Solutions Pte. Ltd. (“Ridik Software Pte.”) and Ridik Software Solutions Ltd. (“Ridik Software”) are all subsidiaries of Ridik Pte. On December 3, 2019, the Company issued 86,615 common shares with $0.0001 par value per share to the selling shareholders.

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 3 – BUSINESS ACQUISITION AND DECONSOLIDATIONS - continued

The purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition was as follows:

Amounts
Cash acquired	$474,323
Accounts receivable, net	618,144
Prepayments, deposits and other assets, net	103,697
Property and equipment, net	1,493
Customer relationship	904,748
Short-term bank loans	(48,103)
Accounts payable and other current liabilities	(128,688)
Tax payables	(102,978)
Salaries and benefits payable	(431,548)
Long-term bank loans	(44,201)
Deferred tax liabilities	(162,855)
Noncontrolling interests	(411,351)
Goodwill	1,689,899
Total consideration	$2,462,580

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

Acquisition of CareerWin

In January 2021, JAJI China entered into an agreement with CareerWin to purchase CareerWin’s 30% equity interest in JAJI HR. JAJI China previously owned 70% of JAJI HR. After the transaction, JAJI China owned 100% of JAJI HR. At the same time, JAJI HR entered into a share purchase agreement with shareholders of CareerWin to purchase 100% equity interests of CareerWin to expand headhunting business, with JAJI China completing the purchase of 30% equity interest of JAJI HR as one of the pre-closing conditions. The total cash consideration of both transactions was $ 308,975 (RMB2 million). The total consideration was allocated to the acquisition of 100% equity interests in CareerWin and the acquisition of 30% noncontrolling interest in JAJI HR (Note 19) at $289,980 (RMB1.88 million) and $ 18,995 (RMB0.12 million), respectively.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 3 – BUSINESS ACQUISITION AND DECONSOLIDATIONS - continued

The acquisition of the 100% equity interest in Careerwin was completed on March 3, 2021 and was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction was determined by the Company with the assistance of an independent appraisal firm based on the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date. The most significant variables in the valuation are discount rate, terminal value, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition was as follows:

Amounts
Cash acquired	$4,037
Accounts receivable, net	24,811
Property and equipment, net	2,117
Intangible assets, net	126,680
Accounts payable and other current liabilities	(71,488)
Tax payables	(2,576)
Salaries and benefits payable	(5,099)
Deferred tax liabilities	(25,336)
Goodwill	236,834
Total consideration	$289,980

Identifiable intangible assets acquired include customer relationship, which were valued using an income approach and determined to carry estimated remaining useful lives of approximately five years. The goodwill recognized represents the expected synergies and is not tax deductible

Pro forma financial information of CareerWin is not presented as the effects of the acquisition on the Company’s consolidated financial statements were not material.

Other Acquisition

During the year ended June 30, 2021, the Company also completed another insignificant business combination with total cash purchase consideration of $18,533 (RMB 0.12 million).

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of June 30,
	2021	2020
Trade accounts receivable	$44,448,073	$25,850,996
Less: allowance for doubtful accounts	(309,076)	(97,140)
Accounts receivable, net	$44,138,997	$25,753,856

The movement of the allowance for doubtful accounts is as follows:

	As of June 30,
	2021	2020
Balance at the beginning of the year	$97,140	$81,745
Provision for doubtful accounts	214,734	36,450
Recovery of doubtful accounts	(16,994)	(18,739)
Foreign currency translation adjustments	14,196	(2,316)
Balance at the end of the year	$309,076	$97,140

NOTE 5 – PREPAYMENTS, DEPOSITS AND OTHER ASSETS, NET

Prepayments, deposits and other assets, net consisted of the following:

	As of June 30,
	2021	2020
Prepaid expenses	$1,559,176	$388,010
Advances and deposits to suppliers	651,402	633,706
Contract assets	513,199	233,149
Deferred contract costs	376,138	106,734
Due from Infogain	185,906	-
Note receivables	127,027	110,744
Advances to employees	13,755	53,011
Due from Judge Asia	-	212,447
Less: allowance for doubtful accounts	-	(212,447)
Total	3,426,603	1,525,354
Less: non-current portion	(896,145)	(244,387)
Prepayments, deposits and other assets – current portion	$2,530,458	$1,280,967

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 5 – PREPAYMENTS, DEPOSITS AND OTHER ASSETS, NET - continued

The movement of the allowance for doubtful accounts is as follows:

	As of June 30,
	2021	2020
Balance at the beginning of the year	$212,447	$147
Provision (reversal) for doubtful accounts	-	213,422
Write-off	(230,032)	(144)
Foreign currency translation adjustment	17,585	(978)
Balance at the end of the year	$-	$212,447

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of June 30,
	2021	2020
Equipment	$1,047,227	$737,833
Office Furniture	147,207	130,026
Automobiles	122,903	78,206
Leasehold improvements	614,680	416,936
Construction in progress	-	73,672
Total	1,932,017	1,436,673
Less: accumulated depreciation	(1,331,226)	(984,201)
Property and equipment, net	$600,791	$452,472

Depreciation expense was $404,063, $360,302, and $239,349 for the years ended June 30, 2021, 2020 and 2019, respectively. No impairment loss was recognized for the years ended June 30, 2021, 2020 and 2019.

NOTE 7 – INTANGIBLE ASSETS, NET

As of June 30, 2021 and 2020, intangible assets, net consisted of the following:

	As of June 30,
	2021	2020
Customer contracts	$356,870	$658,224
Customer relationship	1,056,162	896,572
Software	80,330	63,884
Less: accumulated amortization	(442,863)	(474,101)
Intangible assets, net	$1,050,499	$1,144,579

During the year ended June 30, 2020, customer relationship of $896,572 was derived from the acquisition of Ridik Pte. with an estimated useful life of 10 years. During the year ended June 30, 2021 , customer relationship of $127,002 was derived from the acquisition of CareerWin with an estimated useful life of 5 years (Note 3).

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 7 – INTANGIBLE ASSETS, NET - continued

The movement of intangible assets, net is as follow:

For the year ended June 30, 2021
Balance as of July 1, 2020	$1,144,579
Addition	137,006
Amortization	(273,178)
Disposal	(9,724)
Foreign currency translation adjustment	51,816
Balance as of June 30, 2021	$1,050,499

The amortization expenses were $273,178, $232,871 and $164,351 for the years ended June 30, 2021, 2020 and 2019. Estimated future amortization expenses are as follows:

Year ending June 30,	Amortization expense
2021	$189,148
2022	184,631
2023	134,592
2024	129,366
2025	110,786
2026 and after	301,976
Total	$1,050,499

No impairment losses were recognized for the years ended June 30, 2021, 2020 and 2019.

NOTE 8 – GOODWILL

The changes in the carrying amount of goodwill for the year ended June 30, 2021 were as follows:

For the year ended June 30, 2021
Balance as of July 1, 2020	$2,118,700
Goodwill arising from acquisition of CareerWin (Note 3)	236,834
Goodwill disposed due to disposal of Infogain	(263)
Foreign currency translation adjustment	89,679
Balance as of June 30, 2021	$2,444,950

The Company has only one reporting unit. For the years ended June 30, 2021 and 2020, the Company performed a qualitative assessment of the goodwill for the reporting unit based on the requirements of ASC 350-20. The Company evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not that the fair value of the reporting unit was less than its carrying amount. Therefore, further impairment testing on goodwill was unnecessary as of June 30, 2021 and 2020, respectively.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 9 – LONG-TERM INVESTMENTS

	As of June 30,
	2021	2020
Equity investments without readily determinable fair values
CLPS Lihong Financial Information Services Co., Ltd. (“CLPS Lihong”)	558,509	510,405
Guangdong Zhichuang Software Technology Co., Ltd. (“Guangdong Zhichuang”)	92,928	-
Shenzhen Huaqin Robotics Co., Ltd. (“Huaqin Robotics”)	154,880	-
Total equity investments without readily determinable fair values	806,317	510,405

Equity method investments
Economic Modeling Information Technology Co., Ltd. (“EMIT”)	134,750	169,726
Shanghai Shier Information Technology Co., Ltd. (“Shier”)	73,717	-
Total equity method investments	208,467	169,726
Total	$1,014,784	$680,131

Equity investments without readily determinable fair values

In accordance with ASC 321, the Company elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

The carrying amount of investments without readily determinable fair values was USD806,317 (RMB 5.21 million) and USD510,405 (RMB 3.61 million) as of June 30, 2021 and 2020, respectively. No downward adjustments (including impairment charges) or upward adjustments was recognized on equity investments without readily determinable fair value for the years ended June 30, 2021, 2020 and 2019.

Equity method investments

On April 3, 2019, the Company purchased a 30% equity interest of EMIT at nil consideration with a committed to invest $445,454.14 (RMB 3.00 million) in total within 20 years. During the years ended June 30, 2021 and 2020, the Company made capital contribution to EMIT of nil and $143,299 (RMB 1.00 million), respectively.

On February 3, 2021, the Company purchased a 35% equity interest of Shier at a cash consideration of $83,228 (RMB 0.54 million).

The Company accounts for the investments in EMIT and Shier as equity method investments due to its significant influence over the entities. The carrying amount of the Company’s equity method investments were USD208,467 and USD169,726 as of June 30, 2021 and 2020, respectively.

The Company recorded a loss of $ 44,121, a profit of $ 207,363 and a loss of $ 145,329 from equity investments accounted for using equity method for the years ended June 30, 2021, 2020 and 2019, respectively. No impairment loss was recognized for the years ended June 30, 2021, 2020 and 2019.

The carrying amount of the equity method investments in excess of the Company’s proportionate interest was not material and recognized as equity method goodwill.

Selected financial information of the equity method investees are not presented as the effects were not material.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 10 – BANK LOANS

Outstanding balances of bank loans consisted of the following:

	As of June 30,
	2021	2020

Loan from Bank of Shanghai Pudong Development	$4,425,504	-
Loan from Bank of Communication	3,097,605	$1,132,327
Loans from Development Bank of Singapore	23,374	60,681
Loans from China Merchants Bank	-	990,785
Total bank loans	$7,546,483	$2,183,793
Less: Non-current portion	(9,644)	(22,554)
Short -term bank loans and long-term bank loans – current portion	$7,536,839	$2,161,239

Bank loans payable consisted of several bank loans denominated in RMB and SGD.

On April 20, 2018, the Company entered into a credit facility with Development Bank of Singapore which permits the Company to borrow up to $86,071 (SGD 0.12 million). On the same date, the Company borrowed $86,071 (SGD 0.12 million) with an interest rate at 7% per annum which is repaid by installments from April 20, 2018 to April 19, 2021. The credit facility is guaranteed by Srustijeet Mishra, the former noncontrolling interest shareholder of Ridik Pte.

On February 11, 2019, the Company entered into a credit facility with Development Bank of Singapore which permits the Company to borrow up to $50,208 (SGD 0.07 million). On the same date, the Company borrowed $50,208 (SGD 0.07 million) with an interest rate at 6.75% per annum which is repayable by installments from 2019 to 2023. The Company repaid $28,659 (SGD 0.04 million) by the end of June 30, 2021. The amount of $9,644 (SGD 0.01 million) due after June 30, 2022 was classified as “Bank loans, non-current”.

On December 5, 2019, the Company entered into a credit facility with Bank of Communication which permits the Company to borrow up to $707,704 (RMB 5.00 million). On the same date, the Company borrowed $707,704 (RMB 5.00 million) with an interest rate at 4.785% per annum which was repaid on July 3, 2020.

On December 16, 2019, the Company entered into a revolving credit facility with China Merchants Bank (“CMB Credit Facility 2019”) which permits the Company to borrow up to approximately $2,830,816 (RMB 20.00 million) for the period from December 16, 2019 to December 15, 2020 with an interest rate at 4.5% to 4.785% per annum. The CMB Credit Facility 2019 is guaranteed by the CEO, the wife of the CEO, Chairman, and the wife of Chairman of the Company as joint guarantors. On March 9, 2020 and April 22, 2020, the Company borrowed a total of $2,689,275 (RMB 19.00 million) with an interest rate at 4.5% to 4.785% per annum which was repaid on April 21, 2020 and July 7, 2020. On December 9, 2020, the Company borrowed a total of $3,097,606 (RMB 20.00 million) with an interest rate at 4.350% per annum which was repaid on June 9, 2021.

On January 8, 2020, the Company entered into a credit facility with Bank of Communication which permits the Company to borrow up to $424,622 (RMB 3.00 million). On the same date, the Company borrowed $424,622 (RMB 3.00 million) with an interest rate at 4.785% per annum which was repaid on July 6, 2020.

On July 7, 2020, the Company entered into a credit facility with Bank of Communication which permits the Company to borrow up to $1,239,042 (RMB 8.00 million). On July 8, 2020, the Company borrowed $1,239,042 (RMB 8.00 million) with an interest rate at 4.100% per annum and repaid the loan on September 9, 2020 and May 21, 2021.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 10 – BANK LOANS - continued

On November 18, 2020, the Company entered into a credit facility with Bank of Communication which permits the Company to borrow up to $1,084,162 (RMB 7.00 million). On November 19, 2020, the Company borrowed $1,084,162 (RMB 7.00 million) with an interest rate at 4.050% per annum which was repaid on May 21, 2021.

On December 7, 2020, the Company entered into a credit facility with Bank of Shanghai which permits the Company to borrow up to $ 774,401 (RMB 5.00 million). On the same date, the Company borrowed $ 696,961 (RMB 4.50 million) with an interest rate at 4.200% per annum which was repaid on April 20, 2021.

On March 25, 2021, the Company entered into a loan contract with Shanghai Pudong Development Bank. On the same date, the Company borrowed $1,548,803 (RMB 10.00 million) with an interest rate at 4.000% per annum which will be repaid by installments from March 25, 2021 to March 24, 2022.

On April 6, 2021, the Company entered into a credit facility with Bank of Communication which permits the Company to borrow up to $1,858,563 (RMB 12.00 million). On April 7, 2021, the Company borrowed $ 1,858,563(RMB 12.00 million) with an interest rate at 4.050% per annum which will be repaid by April 1, 2022.On June 7, 2021, the Company entered into a loan contract with Shanghai Pudong Development Bank. On the same date, the Company borrowed $1,548,803 (RMB 10.00 million) with an interest rate at 4.000% per annum which will be repaid by June 6, 2022.

On June 7, 2021, the Company entered into a letter of credit agreement with Shanghai Pudong Development Bank to borrow up to $688,883 (RMB 4.45 million). On June 9, 2021, the Company borrowed $688,883 (RMB 4.45 million) from the bank which will be repaid by December 6, 2021. Bank fees and interests of $13,379 (RMB 0.09 million), which approximates to an interest rate at 4.16% per annum, has been paid to the bank upfront in June 2021, and was amortized as interest expense using the effective interest method.

On June 25, 2021, the Company entered into a letter of credit agreement with Shanghai Pudong Development Bank to borrow up to $664,646 (RMB 4.29million). On the same date, the Company borrowed $664,646 (RMB 4.29million) from the bank which will be repaid by December 20, 2021. Bank fees and interests of $13,802 (RMB 0.09 million), which approximates to an interest rate at 4.05% per annum, has been paid to the bank upfront in June 2021, and was amortized as interest expense using the effective interest method.

On June 7, 2021, the Company entered into a credit facility with Bank of Communication which permits the Company to borrow up to $ 1,239,042 (RMB 8.00 million). On June 8, 2021, the Company borrowed $ 1,239,042 (RMB 8.00 million) with an interest rate at 4.050% per annum which will be repaid by June 7, 2022.

Interest expenses were $156,749, $90,940 and $96,278 for the years ended June 30, 2021, 2020 and 2019, respectively. The effective weighted average interest rates were 4.160%, 4.168% and 5.231% for the years ended June 30, 2021, 2020 and 2019, respectively.

NOTE 11 – SALARIES AND BENEFITS PAYABLE

Full time employees of the Company located in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company accrued for these benefits based on certain percentages of the employees’ salaries. Salaries and benefits payable included $1,561,677 and $2,319,120 accrued employer portion of social benefits payable to local governments as of June 30, 2021 and 2020, respectively.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 12 – RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Company in 2021 and 2020 consisted of:

Related Party	Relationship with the Company
Judge Asia	Noncontrolling interest shareholder of JAJI China before November 9, 2019
Xiao Feng Yang	Chairman of the Board
Raymond Ming Hui Lin	CEO of the Company
EMIT	Equity investee of the Company
CareerWin	Noncontrolling interest shareholder of JAJI HR before January 28, 2021
Srustijeet Mishra	Noncontrolling interest shareholder of Ridik Pte. before January 29, 2021
Beijing Bright Technology Co., Ltd (“Beijing Bright”)	Noncontrolling interest shareholder of JAJI China
CLPS Lihong	Equity investee of the Company

(a) Related party balances

The balances due from and due to related parties were as follows:

	As of June 30,
	2021	2020
Due from related parties:
EMIT	$152,367	$-
Beijing Bright	393,761	-
Raymond Ming Hui Lin	-	169,185
Total	$546,128	$169,185

Due from related parties mainly represents loan provided to EMIT and software development fee prepaid to Beijing Bright.

	As of June 30,
	2021	2020
Due to related parties:
EMIT	$183,148	$-

Due to related partied mainly represents the unpaid consulting service fee.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 12 – RELATED PARTY TRANSACTIONS - continued

(b) Related party transactions

		For the year ended,
		2021	2020	2019
a)	Consulting services provided to the related parties
	CareerWin	$-	$165,161	$-
	CLPS Lihong	269,472	-	-
		$269,472	$165,161	$-

b)	Services provided by the related parties
	CareerWin	$-	$195,817	$-
	Beijing Bright	604,033	165,040	-
	EMIT	758,976	209,318	-
		$1,363,009	$570,175	$-

c)	Loans provided to the related parties
	CLPS Lihong	$-	$149,341	$820,982
	EMIT	151,783	28,446	-
		$151,783	$177,787	$820,982
d)	Repayment of loans from the related parties
	CLPS Lihong	$-	$149,341	$820,982
	EMIT	-	28,446	-
		$-	$177,787	$820,982
e)	Interest income received from the related party
	CLPS Lihong	-	2,328	33,096
		$-	$2,328	$33,096

The CEO, the wife of the CEO, Chairman, and the wife of Chairman of the Company provided joint guarantee to the revolving credit facility entered by the Company with China Merchants Bank on June 22, 2018 and December 16, 2019 (Note 10).

Srustijeet Mishra, the former noncontrolling interest shareholder of Ridik Pte. provided guarantee to a credit facility up to $86,071 (SGD 120,000) entered by the Company with Development Bank of Singapore on April 20, 2018 (Note 10).

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 13 – TAXES

(a)	Corporate Income Taxes (“CIT”)

CLPS was incorporated in the Cayman Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of Cayman Islands.

CLPS Hong Kong, Qiner, Qinheng and Qinson were established in Hong Kong and are subject to Hong Kong profits tax of 16.5% on its activities conducted in Hong Kong. CLPS SG, Ridik Pte., Ridik Software Pte. and Infogain (disposed in FY2021) are subject to Singapore income tax at the rate of 17%. CLPS Ridik AU was established in Australia. Australian enterprises are usually subject to a unified 30% enterprise income tax rate while CLPS Ridik AU is subject to corporate income tax at 27.5% as a small company in the fiscal year 2021, 2020 and 2019. CLPS Japan was established in Japan and is subject to statutory income tax at 23.2%. Ridik Consulting was established in India and is subject to statutory income rate at 18.5%. Ridik Sdn. was established in Malaysia and is subject to statutory income tax rate at 24%. CLPS US was established in US and is subject to federal tax at a rate of 21% and state tax at a rate of 0% in Delaware, CLPS California was established in US and is subject to federal tax at a rate of 21% and state tax at a rate of 8.84% in California.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and tax exemption may be granted if qualified. EIT Law grants a preferential tax rate to High and New Technology Enterprises (“HNTEs”). An enterprise qualified as HNTE and awarded with the “HNTE” certificate may enjoy a reduced EIT rate of 15%. CLPS Shanghai, the Company’s main operating subsidiary in PRC, was recognized as qualified HNTEs since 2013. Its latest qualified periods are for 2019 to 2021 and it enjoys a preferential tax rate of 15%. The impact of the preferential tax treatment noted above decreased income taxes by $344,653, $193,004 and $217,671 for the fiscal year 2021, 2020 and 2019, respectively.

Income (loss) before income taxes

	For the years ended June 30,
	2021	2020	2019
PRC	$14,814,221	$9,266,586	$6,082,916
Non-PRC	(6,493,761)	(5,559,127)	(9,183,561)
	$8,320,460	$3,707,459	$(3,100,645)

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended June 30,
	2021	2020	2019
PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of income tax rate difference in other jurisdictions	19.1%	36.8%	(70.7)%
Effect of tax rate changes on deferred taxes	(0.5)%	4.5%	3.6%
Effect of PRC preferential tax rate and tax holidays	(5.3)%	(7.8)%	7.0%
Research and development credits	(28.9)%	(52.4)%	53.4%
Withholding tax	11.7%	-	-
Intercompany transfers	7.5%	-	-
Tax receivable	-	-	5.8%
Deferred tax	(0.3)%	(0.1)%	(12.8)%
Change in valuation allowances	(16.7)%	12.1%	(17.0)%
Others	3.5%	4.4%	(0.3)%
Effective tax rate	15.1%	22.5%	(6.0)%

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 13 – TAXES - continued

(a)	Corporate Income Taxes (“CIT”) (continued)

The provision (benefit) for income tax consists of the following:

	For the years ended June 30,
	2021	2020	2019
Current income tax	$1,670,733	$662,704	$86,506
Deferred income tax	(413,609)	172,740	100,109
Total provision for income tax expenses	$1,257,124	$835,444	$186,615

As of June 30, 2021 and 2020, the Company had net operating loss carry forwards of approximately $1,574,933 and $5,721,651, respectively, from the Company’s PRC subsidiaries, which will expire between 2021 and 2026 if not utilized. As of June 30, 2021, the Company had net operating loss carry forwards of approximately $816,827, $257,038, $152,840, $83,468, and $92,381 from its operations in Singapore, Australia, Hong Kong, Japan and US, respectively. The net operating losses in Singapore, Australia and Hong Kong will be carried forward indefinitely while the net operating losses in Japan and India will be carried forward for 10 years and 8 years, respectively.

The significant components of the deferred tax assets and liabilities are as follows:

	As of June 30,
	2021	2020
Deferred tax assets:
Net operating loss carry forwards	$611,315	$1,589,884
Accrued expenses	181,730	150,184
Share of investee’s loss	12,823	7,123
Others	93,385	86,061
Valuation allowances	(291,480)	(1,630,005)
Total deferred tax assets	$607,773	$203,247

Deferred tax liabilities:
Intangible assets	$154,022	$160,911
Share of investee’s income	1,011	2,252
Total deferred tax liabilities	$155,033	$163,163

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. As of June 30, 2021 and 2020, valuation allowances were provided against deferred tax assets in entities which were in a three-year cumulative losses position and/or are not forecasted to turn profits in the foreseeable future.

As of June 30, 2020, the Company intends to permanently reinvest the undistributed earnings from PRC subsidiaries to fund future operations and thus no deferred tax has been recognized for withholding taxes that would be payable on the unremitted earnings that are subject to withholding taxes of the Company’s subsidiaries established in the PRC. In current year, the Company made a distribution and accrued withholding taxes of $994,941. As of June 30, 2021, the Company intends to permanently reinvest the remaining undistributed earnings from PRC subsidiaries to fund future operations and thus no deferred tax has been recognized for withholding taxes that would be payable on the unremitted earnings that are subject to withholding taxes of the Company’s subsidiaries established in the PRC. As of June 30, 2021, and 2020, the taxable temporary differences for unrecognized deferred tax liabilities related to investments in foreign subsidiaries were $20,328,999 and $20,977,600, respectively. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 13 – TAXES - continued

(a)	Corporate Income Taxes (“CIT”) (continued)

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. It is possible that the amount of unrecognized benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. Unrecognized tax benefits were presented in “other non-current liabilities” in the consolidated balance sheets. As of June 30, 2021, the Company had unrecognized tax benefits of $1,333,608 if ultimately recognized, will impact the effective tax rate. The Company has presented unrecognized tax benefits of $750,616 on a net basis with deferred tax assets relating to tax losses carry forward, $208,109 of which a full valuation allowance would otherwise be recorded. The Company record interests of $53,826 and zero penalties related to potential underpaid income tax expenses for the years ended June 30, 2021 and zero interests and penalties for the years ended June 30, 2020.

A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	2021	2020	2019
Balance at July 1	$194,939	$128,467	$-
Increase	1,139,596	228,358	128,467
Decrease	(47,149)	(157,906)	-
Foreign currency translation adjustment	46,222	(3,980)	-
Balance at June 30	$1,333,608	$194,939	$128,467

As of June 30, 2021, the tax years ended December 31, 2016 through December 31, 2020 for the Company’s PRC entities remain open for statutory examination by PRC tax authorities.

(b)	Tax Payables

The Company’s tax payables consist of the following:

	As of June 30,
	2021	2020

VAT payable	$770,853	$532,649
Corporate income tax payable	40,211	225,311
Withholding tax payable	275,208	194,747
Disability insurance fund payable	565,806	438,759
Other tax payables	62,931	35,148
Total tax payables	$1,715,009	$1,426,614

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Long-term leases commitments

The Company’s subsidiaries lease administrative office space under various operating leases. Rental expenses recognized using the straight-line basis under operating leases amounted to $942,606, $944,645 and $827,593 for the years ended June 30, 2021, 2020 and 2019, respectively.

Future minimum lease payments under non-cancellable operating leases are as follows:

Twelve months ending June 30,	Lease expense
2022	$1,045,953
2023	639,010
2024	429,168
Total	$2,114,131

Capital commitments

The Group’s capital commitments primarily relate to commitments in connection with the acquisition of real estate property. Total capital commitments contracted but not yet reflected in the financial statements amounted to $3,302,944 (HKD 25,650,000) as of June 30, 2021. Almost all of the commitments relating to the acquisition of real estate property are to be fulfilled within one year.

Investment commitments

The Group’s investment commitments primarily relate to capital contribution obligations under certain arrangements which do not have contractual maturity date. The total investment commitments contracted but not yet reflected in the consolidated financial statements amounted to $500,304, of which $206,032 has been fulfilled in August 2021.

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 15 – EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share for the periods indicated:

	For the years ended June 30,
	2021	2020	2019

Basic earnings (loss) per share calculation:
Numerator:
Net income (loss) attributable to common shares	$6,816,572	$2,938,239	$(3,269,776)
Denominator:
Weighted average common shares outstanding	17,279,443	14,689,224	13,843,764
Basic earnings (loss) per share attributable to common shares	$0.39	$0.20	$(0.24)
Diluted earnings (loss) per share calculation:
Numerator:
Net income (loss) attributable to common shares for calculating diluted earnings per share	$6,816,572	$2,938,239	$(3,269,776)
Denominator:
Weighted average common shares outstanding	17,279,443	14,689,224	13,843,764
Weighted average common shares equivalents:
Effects of dilutive securities
Warrants	-	-	-
Share options	179,479	-	-
RSUs	110,518	3,075	-
Shares used in computing diluted earnings per share attributable to common shares	17,569,440	14,692,299	13,843,764
Diluted earnings (loss) per share attributable to common shares	$0.39	$0.20	$(0.24)

For the year ended June 30, 2021, warrants were out-of-the-money with no dilutive effect. For the year ended June 30, 2020, warrants and options were out-of-the-money with no dilutive effect. For the year ended June 30, 2019, warrants, RSUs and options were excluded from the computation of diluted loss per share as the effects were antidilutive.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 16 – WARRANTS

Warrants issued on May 24, 2018

In connection with the closing of the Company’s IPO on May 24, 2018, the Company issued 283,192 warrants to several placement agents of the IPO. Each warrant entitles the warrant holder to purchase the Company’s common shares at $4.20 or $6.3 per share. The warrants carry a term of five years expiring in May 2023 and shall not be exercisable for a period of 180 days from May 23, 2018. During the year ended June 30, 2019, 176,192 warrants were exercised and 99,380 common shares were issued. During year ended June 30, 2020, no warrants were exercised. During year ended June 30, 2021, 107,000 warrants were exercised and 65,542 common shares were issued. As of June 30, 2021 and 2020, nil and 107,000 warrants were issued and outstanding respectively.

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

Warrants issued on March 3, 2021

On March 3, 2021, the Company issued 2,666,666 warrants to with certain accredited investors concurrently with the private placement transaction (Note 18). Each warrant to purchase one common share of the Company at $6.0 per share and can be exercised prior to the termination date which is September 3, 2026. During year ended June 30, 2021, no warrants were exercised. As of June 30, 2021, 2,666,666 warrants were issued and outstanding.

The warrants are classified as equity contracts and measured at the grant date fair value. The Company used the Black-Scholes option pricing model to estimate the fair value of warrants. The assumptions used to value the Company’s warrants were as follows:

For the year ended June 30, 2021
Expected term (in years)	5.50
Expected volatility	41.48%
Risk-free interest rate	0.83%

Expected term represents the weighted average period of time that the warrants granted are expected to be outstanding giving consideration to historical exercise patterns. Expected volatilities are based on similar public companies’ volatilities of the similar public companies’ common shares over the respective expected terms of share-based awards. Risk-free interest rate is based on US Treasury zero-coupon issues with maturity terms similar to the expected term on the warrants. The aggregated fair value of the public offering warrants on May 3, 2021 was $3,413,332.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 17 – SHARE-BASED PAYMENT

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

In April 2019, the Company’s shareholders and Board approved the 2019 Plan. The 2019 Plan provides for discretionary grants of, among others, stock options, stock awards and stock unit awards to key employees and directors of the Company. The purpose of the 2019 Plan is to recognize contributions made to the Company by such individuals and to provide them with additional incentive to achieve the objectives of the Company. The Board authorized up to 2,220,000 shares for grants under the terms of the 2019 Plan. No award was granted under the 2019 Plan.

c)	2020 Equity Incentive Plan (the “2020 Plan”)

In April 2020, the Company’s shareholders and Board approved the 2020 Plan. The 2020 Plan is to cancel the rest of authorized shares not granted under the 2017 and 2019 Plan. The 2020 Plan provides for discretionary grants of, among others, stock options, stock awards and stock unit awards to key employees and directors of the Company. The purpose of the 2020 Plan is to recognize contributions made to the Company by such individuals and to provide them with additional incentive to achieve the objectives of the Company. The Board authorized up to 11,011,663 shares for grants under the 2020 Plan. The grants under the 2020 Plan generally have a maximum contractual term of five years from the date of grant. The terms of individual agreements for various grants under the Plan will be determined by the Board (or its Compensation Committee) and may contain both service and performance conditions.

Stock Options

On November 20, 2018, the Company granted an aggregate of 306,967 stock options to key employees and senior executives under the 2017 Plan. The stock options are valid for a period of 10 years from the grant date and vest 25% per year in equal annual installments at the end of each anniversary over a four-year period, with the first 25% vesting on November 20, 2019 and the second, third and fourth 25% vest on November 20, 2020, 2021 and 2022, respectively.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 17 – SHARE-BASED PAYMENT - continued

On November 27, 2019, the Company granted an aggregate of 775,250 stock options to key employees and senior executives under the 2017 Plan. The stock options are valid for a period of 5 years from the grant date and vest 25% per year in equal annual installments at the end of each anniversary over a four-year period, with the first 25% vesting on November 27, 2020 and the second, third and fourth 25% vest on November 27, 2021, 2022 and 2023, respectively.

On November 6, 2020, the Company granted an aggregate of 618,839 stock options to key employees and senior executives under the 2020 plan. The stock options are valid for a period of 5 years from the grant date and vest 25% per year in equal annual installments at the end of each anniversary over a four-year period, with the first 25% vesting on November 6, 2021 and the second, third and fourth 25% vest on November 6, 2022, 2023 and 2024, respectively.

The options granted to employees are accounted for as equity awards and measured at their grant date fair value using binomial lattice model. The Company recognizes the compensation expenses over the service requisite periods using the accelerated method. Share-based compensation cost of $529,479, $448,736 and $ 271,560 were recognized for the year ended June 30, 2021, 2020 and 2019, respectively. The weighted-average grant-date fair value per share of options granted was $1.06 for senior executives and $1.03 for key employees during the years ended June 30, 2021, $1.03 for senior executives and $1.01 for key employees during the years ended June 30, 2020, and $3.13 for senior executives and $2.87 for key employees during the years ended June 30, 2019, respectively.

The assumptions used to value the Company’s stock options grants were as follows:

	For the years ended June 30,
	2021	2020

Expected volatility	41%	43%
Risk-free interest rate	0.36%	1.63%
Exercise multiples	2.2~2.8	2.2~2.8
Expected dividend yield	0%	0%
Forfeited rates	12~19%	9~10%
Fair market value per common share	$2.89	$5.25

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 17 – SHARE-BASED PAYMENT - continued

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

The following table sets forth the summary of stock options activities:

	Number of stock options	Weighted Average Exercise Price	Weighted Average Grant-date Fair Value	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding as of July 1, 2020	988,932	$3.38	$1.56	5.4 years	-
Granted	618,839	$2.68	$1.04	-	-
Exercised*	(61,328)	3.95	2.04	-	-
Forfeited or expired	(115,953)	$2.93	$1.19	-	-
Outstanding as of June 30, 2021	1,430,490	$3.09	$1.35	4.4 years	1,949,145
Outstanding and exercisable as of June 30, 2021	255,165	$3.83	$1.91	-	228,723
Vested and expected to vest as of June 30, 2021	1,231,149	$3.19	$0.29	4.4 years	1,595,418

* During year ended June 30, 2021, 61,328 share options were exercised and 49,704 common shares were issued.

The aggregate intrinsic value in the table above represents the difference between the closing stock price on the last trading day in fiscal 2021 and the options’ respective exercise price. Total intrinsic value of options exercised for the year ended June 30, 2021 was $57,613. No options were exercised in fiscal year 2020 and 2019. The total fair value of options vested during the years ended June 30, 2021, 2020 and 2019 was $354,701, $274,063 and nil, respectively.

As of June 30, 2021, there was $512,572 of unrecognized compensation cost, adjusted for estimated forfeitures based on historical data, related to non-vested stock options granted to the Company’s employees and directors. Total unrecognized compensation cost is expected to be recognized over a period of 1.77 years as of June 30, 2021. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Restricted Share Units

During the year ended June 30, 2019, the Company granted an aggregate of 683,469 RSUs to key employees and directors under the 2017 Plan. 671,469 RSUs granted to key employees and directors generally vest within two years which vest in three installments, with the first 33% vesting on the grant date, second 33% and remaining 34% vest at the end of the first and second anniversary, respectively. 12,000 RSUs granted to a key employee fully vest in one year after the grant date. RSUs

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 17 – SHARE-BASED PAYMENT - continued

During the year ended June 30, 2020, the Company granted 613,300 RSUs to key employees and directors and 1,119,750 RSUs to key employees under the 2017 Plan and the 2020 Plan, respectively. 18,700 RSUs granted to the employees under the 2017 Plan fully vest in one year after the grant date, and 594,600 RSUs granted to the employees and directors under the 2017 Plan fully vest on the grant date. 1,073,700 RSUs granted to key employees under the 2020 Plan fully vest on the grant date, and 46,050 RSUs to key employees under the 2020 Plan fully vest on specified date within two years.

During the year ended June 30, 2021, the Company granted 1,362,370 RSUs to key employees under the 2020 Plan. The RSUs granted to the employees fully vest on specified date within two years.

The weighted-average fair value per share is determined as the closing stock price at the grant date.

The Company recognizes the compensation expenses over the service requisite periods using the accelerated method. Share-based compensation cost of $4,599,217, $3,555,344 and $6,744,551 was recognized for the year ended June 30, 2021, 2020 and 2019, respectively.

The following table sets forth the summary of RSUs activities:

	Number of Shares	Weighted- Average Grant Date Fair Value

Outstanding as of July 1, 2020	208,968	$
Granted	1,362,370		$3.34
Vested	(1,518,688)		$4.18
Forfeited or expired		$
Outstanding as of June 30, 2021	52,650		$3.31

As of June 30, 2021, there was $ 107,682 of unrecognized compensation cost, adjusted for estimated forfeitures based on historical data, related to non-vested, service-based RSUs granted to the Company’s employees and directors. The RSUs are expected to be recognized over a weighted-average period of 0.6 years. The total fair value of the restricted share units vested was $5,338,069, $4,702,325 and $2,735,093 during the year ended June 30, 2021, 2020 and 2019, respectively. The weighted-average grant-date fair value per share of RSUs granted was $3.34, $2.32 and $12.11 during the year ended June 30, 2021, 2020 and 2019, respectively.

During the year ended June 30, 2019, the Company recognized total share-based compensation expenses of $7,016,089, including $9,472, $46,100 and $6,960,517 in cost of revenues, selling and marketing expenses, and general and administrative expenses, respectively.

During the year ended June 30, 2020, the Company recognized total share-based compensation expenses of $4,004,080, including $12,448, $201,168 and $3,790,464 in cost of revenues, selling and marketing expenses, and general and administrative expenses, respectively.

During the year ended June 30, 2021, the Company recognized total share-based compensation expenses of $5,128,696, including $8,403, $122,087 and $4,998,206 in cost of revenues, selling and marketing expenses, and general and administrative expenses, respectively.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 18 – SHAREHOLDERS’ EQUITY

Common shares

CLPS was established under the laws of Cayman Islands on May 11, 2017. The original authorized number of common shares was 1 share with a par value of $1.

On February 23, 2021, the Company entered into an agreement with Maxim Group LLC (“Maxim”) that Maxim will serves as a Placement Agent for the Company in connection with the proposed offering of registered securities of the Company, including shares of the Company’s common stock. On February 28, 2021, the Company entered into a securities purchase agreement (“SPA”) with certain accredited investors. According to the SPA, the Company agreed to sell 2,666,666 shares of the Company’s common stock and issue unregistered warrants to purchase up to an additional 2,666,666 shares of common stock in the concurrent private placement transaction (the transaction). On March 3, 2021, the Company issued 2,666,666 common shares at US$6.00 per share to those investors, with a par value of $0.0001 per share, and issued 2,666,666 warrants, generating total gross proceeds of $15,999,996. Net proceeds from the transaction after issuance cost of $1,317,119 were $14,682,877 which was allocated to common shares and warrants issued on their relative fair value basis of $11,131,829 and $3,551,048, respectively.

No dividend was declared during the years ended June 30, 2021, 2020 and 2019.

Statutory reserve and restricted net assets

The Company’s subsidiaries located in mainland China are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The Company allocated $1,410,264, $970,009 and $715,335 to statutory reserves during the years ended June 30, 2021, 2020 and 2019, respectively in accordance with PRC GAAP.

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends payments, loans or advances. Amounts of net assets restricted amounted to $11,482,521 and $9,897,493 as of June 30, 2021 and 2020, respectively. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries to satisfy any obligations of the Company.

Accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income (loss) were as follows:

Foreign currency translation income (loss)
Balance at June 30, 2019	$(813,650)
Other comprehensive loss before reclassification	$(571,943)
Amounts reclassified from accumulated other comprehensive income	$-
Net current-period other comprehensive income	$(571,943)
Other comprehensive loss attribute to noncontrolling interests	$22,928
Balance at June 30, 2020	$(1,362,665)
Other comprehensive income before reclassification	$2,697,395
Amounts reclassified from accumulated other comprehensive income	$(2,172)
Net current-period other comprehensive income	2,695,223
Other comprehensive loss attribute to noncontrolling interests	$(102,475)
Balance at June 30, 2021	$1,230,083

There was nil tax expense or benefit recognized related to the changes of each component of accumulated other comprehensive income for the years ended June 30, 2019, 2020 and 2021.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 19 – NONCONTROLLING INTERESTS

Prior to June 2018, the Company held a 70% equity interest of CLPS Beijing which primarily engages in software development. On June 27, 2018, Qiner purchased the remaining 30% equity interest of CLPS Beijing at a cash consideration of $585,889 from the noncontrolling shareholders and became the sole shareholder of CLPS Beijing. The carrying amount of the noncontrolling interests was $91,533. The transaction was accounted for as an equity transaction and the difference of $494,356 between the purchase consideration and the carrying value of the noncontrolling interest of CLPS Beijing was recorded in the additional paid-in capital on the consolidated balance sheets.

Prior to December 2019, CLPS Shanghai held a 70% equity interest of CLPS Shenzhen and an 80% equity interest of CLPS Hong Kong, which held the remaining 30% equity interest of CLPS Shenzhen. On December 9, 2019, Qiner acquired the remaining 20% equity interest of CLPS Hong Kong from the noncontrolling shareholder with the consideration of the Company’s 100,000 common shares valued at $278,000, therefore holding 100% of CLPS Hong Kong and CLPS Shenzhen’s equity interest accordingly. On December 3, 2019, the Company issued 100,000 common shares with $0.0001 par value per share to noncontrolling shareholder. The carrying amount of the noncontrolling interests was $(130,992). The transaction was accounted for as an equity transaction and the difference of $131,002 between the purchase consideration and the carrying value of the noncontrolling interest of CLPS Hong Kong and CLPS Shenzhen was recorded in the additional paid-in capital on the consolidated balance sheets.

Prior to December 22, 2020, Qiner held an 80% equity interest in Ridik. On December 22, 2020, CLPS Technology (Singapore) Pte. Ltd., a fully owned subsidiary of Qiner, entered into a share purchase agreement with the noncontrolling shareholders of Ridik to purchase the remaining 20% equity interest in Ridik. The total purchase consideration is $621,619, including a cash consideration of $436,550 and the Company’s 62,622 common shares valued at $185,069 on January 29, 2021, using the closing market price of US$3.41 per share and discounts for lack of marketability. The carrying amount of the noncontrolling interests of Ridik as of January 29, 2021 was $446,636. The transaction was accounted for as an equity transaction and the difference of $10,080 between the purchase consideration and the carrying value of the noncontrolling interest of Ridik was recorded in the additional paid-in capital on the consolidated balance sheets.

Prior to January, 2021, JAJI China, a 60% owned subsidiary of CLPS, entered into an agreement with CareerWin to purchase CareerWin’s 30% equity interest in JAJI HR. JAJI China owned 70% of JAJI HR before January 2021, so after the transaction, JAJI China owned 100% of JAJI HR. The purchase consideration was $18,995. The carrying amount of the noncontrolling interests was $12,189. The transaction was accounted for as an equity transaction and the difference of $6,806 between the purchase consideration and the carrying value of the noncontrolling interest of JAJI HR was recorded in the additional paid-in capital on the consolidated balance sheets.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 20 – SEGMENT INFORMATION AND REVENUE ANALYSIS

The Company follows ASC Topic 280, Segment Reporting, which requires that companies to disclose segment data based on how management makes decision about allocating resources to each segment and evaluating their performances. The Company has one reporting segment. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company’s revenue and net income are substantially derived from enterprise application services and financial industry IT services.

The Company’s operations are primarily based in China, where the Company derives a substantial portion of their revenues. The following table presents revenues generated in domestic and overseas markets for the years ended June 30, 2021, 2020 and 2019.

	For the years ended June 30,
	2021	2020	2019
Mainland China	$112,511,341	$78,840,635	$60,398,820
Singapore	9,613,026	7,369,345	2,525,489
Hong Kong	3,728,039	3,071,857	1,961,763
Malaysia	148,128	125,748	-
United States	34,740	-	-
Japan	26,419	5,394	-
Australia	-	2,167	46,865
India	-	652	-
Total	$126,061,693	$89,415,798	$64,932,937

The following table presents revenues by the service lines for the years ended June 30, 2021, 2020 and 2019.

	For the years ended June 30,
	2021	2020	2019
IT consulting service	$122,273,395	$87,136,754	$61,755,355
Customized IT solution service	3,130,646	1,844,892	3,041,482
Other	657,652	434,152	136,100
Total	$126,061,693	$89,415,798	$64,932,937

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 21 – SUBSEQUENT EVENTS

On June 7, 2021, the Company entered into a purchase agreement with a third party to purchase an office property in Hong Kong for self-use at a consideration of $ 3,669,937 (HKD 28,500,000). The Company made the first payment of $ 183,497 (HKD 1,425,000) on May 24,2021 and second payment of $183,497 (HKD 1,425,000) on June 4,2021. Remaining balance of $3,302,943 (HKD25,650,000) was paid on July 21, 2021.

On July 8, 2021, the Company entered into a capital increase agreement with two third-party shareholders of the target company, Beijing UniDev Software Co., Ltd (“UniDev”), to obtain 15% of equity interest in UniDev with a capital injection of $261,593 (RMB 1,689,000). The Company made the payment of $ 78,478 (RMB 506,700) and $ 183,115 (RMB 1,182,300) on August 26,2021 and September 23,2021, respectively.

On July 27, 2021, the Company sold 7% equity interest in CLPS Lihong to a third party for a consideration of $650,497 (RMB4,200,000). After the transaction, the Company no longer holds any interest in CLPS Lihong.

On July 31, 2021, the Company entered into a purchase agreement with a third party to acquire an office property in Singapore for self-use at a consideration of $4,644,243 (SGD 6,247,900 million). The Company made the option payment of $46,442 (SGD 62,479) on the same day.

On August 1, 2021, the Company entered into an equity transfer and capital increase agreement with a third party shareholder of the target company, Fuson Group Limited (“Fuson”), to obtain 35.02% of equity interest in Fuson with a capital injection of $157,743 (HKD 1,225,000). The Company made the first payment of $78,871 (HKD 612,500) on August 16, 2021.

On August 12, 2021, the Company entered into a purchase agreement with a third party to purchase an office property in Hong Kong for self-use at a consideration of $ 11,309,019 (HKD 88,000,000). The Company made the first payment of $ 565,182 (HKD 4,400,000) and second payment of $ 565,182 (HKD 4,400,000) on September 24, 2021and October 5,2021, respectively.

On August 16, 2021, the Company entered into a capital increase agreement with a third party shareholder of the target company, MSCT Investment Holdings Limited (“MSCT”), to obtain 53.33% of equity interest in MCST with a capital injection $206,032 (HKD 1,600,000). The Company made the payment of $206,032 (HKD 1,600,000) on the same day.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 22 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of June 30,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$12,975,407	$181,513
Amounts due from subsidiaries	7,576,560	7,121,760
Prepayments, deposits and other assets, net	382,807	161,767
Total Current Assets	20,934,774	7,465,040

Non-Current assets:
Investments in subsidiaries	36,295,558	20,598,908
Total Assets	$57,230,332	$28,063,948

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Salaries and benefits payable	541,285	715,304
Total Current Liabilities	541,285	715,304
Total Liabilities	$541,285	$715,304

Shareholders’ Equity
Common stock, $0.0001 par value, 100,000,000 shares authorized; 20,293,552 shares issued and outstanding as of June 30, 2021; 15,930,330 shares issued and outstanding as of June 30, 2020*	2,029	1,593
Additional paid-in capital	48,516,695	28,586,048
Accumulated retained earnings	6,940,240	123,668
Accumulated other comprehensive income (loss)	1,230,083	(1,362,665)

Total Shareholders’ Equity	56,689,047	27,348,644

Total Liabilities and Shareholders’ Equity	$57,230,332	$28,063,948

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 22 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION - continued

Condensed statements of comprehensive income (loss)

	For the years ended June 30,
	2021	2020	2019

Revenues	$-	$-	$201,614
Less: Cost of revenues	-	-	(200,954)
Gross profit	-	-	660

General and administrative expenses	(6,267,334)	(5,505,559)	(8,651,816)
Share of profit in subsidiaries, net (Note a)	13,202,527	8,404,632	5,317,315
Other income	6,365	46,904	66,806
Other expenses	(124,986)	(7,739)	(2,741)

Income (loss) before income tax	6,816,572	2,938,238	(3,269,776)
Provision for income tax	-	-	-
Net income (loss)	6,816,572	2,938,238	(3,269,776)

Other comprehensive (loss) income
Foreign currency translation gain (loss)	$2,592,748	$(549,015)	$(411,973)

Comprehensive income (loss)	$9,409,320	$2,389,223	$(3,681,749)

Condensed statements of cash flows

	For the years ended June 30,
	2021	2020	2019
Net cash used in operating activities	$(2,107,118)	$(3,586,857)	$(3,189,448)
Net cash provided by financing activities	14,799,107	200,000	1,472,592
Effect of exchange rate changes on cash	101,905	97,179	569
Net increase (decrease) in cash and cash equivalents	12,793,894	(3,289,678)	(1,716,287)
Cash and cash equivalents, at the beginning of the year	$181,513	$3,471,191	$5,187,478
Cash, cash equivalents at the end of the year	$12,975,407	$181,513	$3,471,191

(a) Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception.

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323. Such investments are presented on the balance sheets as “Investments in subsidiaries” and share of the subsidiaries’ profit or loss are shown as “Share of profit in subsidiaries, net” on the statements of comprehensive income (loss).

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted and as such, these Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

ITEM 19.	EXHIBITS

The financial statements are filed as part of this Annual Report beginning on page F-1.

Exhibit No.	Description

1.1	Form of Underwriting Agreement (2).
2	Description of Securities registered under Section 12 of the Exchange Act
3.1	Memorandum and Articles of Association (1).
4.1	Specimen Share Certificate (1).
10.1	2017 Equity Incentive Plan (1).
10.2	2019 Equity Incentive Plan (3).
10.3	2020 Equity Incentive Plan(4)
10.4	Form Independent Director Agreement (1).
10.5	Employment Agreement between the Company and Xiao Feng Yang (1).
10.6	Employment Agreement between the Company and Raymond Ming Hui Lin (1).
10.7	Employment Agreement between the Company and Rui Yang (5).
10.8	Employment Agreement between the Company and Li Li.
10.9	ANZ Global Services and Operations (Chengdu) Company Limited Agreement (1).
10.10	Master Lease Agreement - Shanghai Pudong Software Park Co., Ltd.
10.11	Master Lease Agreement - Shanghai Pudong Software Park Co., Ltd.
10.12	Form of Framework Contract for Subcontracting (1).
10.13	Form Warrant Agreement (2).
10.14	Form Lockup Agreement (2).
10.15	Escrow Indemnification Agreement (2).
10.16	Credit Agreement with Bank of Shanghai Pudong Development Co. Ltd-10 million
10.17	Credit Agreement with Bank of Shanghai Pudong Development Co. Ltd-10 million
10.18	Credit Agreement with Bank of Communications Co., Ltd.- 8 million.
10.19	Credit Agreement with Bank of Communications Co., Ltd.- 12 million
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Code of Conduct and Ethics (1).
21.1	List of Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young Hua Ming LLP.
99.1	Charter of the Audit Committee (1).
99.2	Charter of the Compensation Committee (1).
99.3	Charter of the Nominating Committee (1).
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed as part of the registration statement filed with the SEC on March 27, 2018 and incorporated by reference herein.

(2)	Previously filed with the SEC as an exhibit to Report on Form 6-K and incorporated by reference herein.

(3)	Previously filed as part of the registration statement filed with the SEC on April 29, 2019 and incorporated by reference herein.

(4)	Previously filed as part of the registration statement filed with the SEC on April 27, 2020 and incorporated by reference herein.

(5)	Previously filed as part of the registration statement filed with the SEC on November 4, 2019 and incorporated by reference herein.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLPS Incorporation

October 15, 2021	By:	/s/ Raymond Ming Hui Lin
		Name:	Raymond Ming Hui Lin
		Title:	Chief Executive Officer (Principal Executive Officer)

October 15, 2021	By:	/s/ Rui Yang
		Name:	Rui Yang
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)