Form 20-F
period 2022-06-30
CLPS Inc
filed 2022-10-20
CIK 1724542

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

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

On September 24, 2022, the issuer had 22,446,822 shares outstanding.

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

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Except where the context otherwise requires and for purposes of this Annual Report only:

●	Depending on the context, the terms “we,” “us,” “our company,” and “our” refer to CLPS Incorporation, a Cayman Islands company, and its subsidiary and affiliated companies:

●	“Qinheng” refers to Qinheng Co., Limited, a Hong Kong company;

●	“Qiner” refers to Qiner Co., Limited, a Hong Kong company;

●	“CLPS QC (WOFE)” refers to Shanghai Qincheng Information Technology Co., Ltd., a PRC company;

●	“CLPS Shanghai” refers to ChinaLink Professional Services Co., Ltd., a PRC company;

●	“CLPS Dalian” refers to CLPS Dalian Co., Ltd., a PRC company;

●	“CLPS RC” refers to CLPS Ruicheng Co., Ltd., a PRC company;

●	“CLPS Beijing” refers to CLPS Beijing Hengtong Co., Ltd., a PRC company;

●	“JAJI China” refers to JAJI (Shanghai) Co., Ltd., formerly Judge (Shanghai) Co., Ltd. a PRC company;

●	“JAJI HR” refers to JAJI (Shanghai) Human Resource Co., Ltd. formerly Judge (Shanghai) Human Resource Co., Ltd., a PRC company;

●	“CLPS-Ridik AU” refers to CLPS-Ridik Technology (Australia) Pty. Ltd., an Australian company;

●	“CLPS SG” refers to CLPS Technology (Singapore) Pte. Ltd., a Singaporean company;

●	“CLPS Hong Kong” refers to CLPS Technology (HK) Co., Limited, a Hong Kong company;

●	“CLPS Shenzhen” refers to CLPS Shenzhen Co., Ltd., a PRC company;

●	“Huanyu” refers to Tianjin Huanyu Qinshang Network Technology Co., Ltd., a PRC company

●	“CLPS Guangzhou” refers to CLPS Guangzhou Co., Ltd., a PRC company.

●	“CLPS US” refers to CLPS Technology (US) Ltd., a Delaware company.

●	“CLPS California” refers to CLPS Technology (California) Inc., a California company.

●	“CLPS Lihong” refers to CLPS Lihong Financial Information Services Co., Ltd., formerly Lihong Financial Information Services Co., Ltd. before the investment, a PRC company.

●	“Infogain” refers to Infogain Solutions PTE. Ltd., a Singaporean company.

●	“EMIT” refers to Economic Modeling Information Technology Co., Ltd., a PRC company.

●	“CLPS Hangzhou” refers to CLPS Hangzhou Co. Ltd., a PRC company.

●	“CLPS Guangdong Zhichuang” refers to CLPS Guangdong Zhichuang Software Technology Co., Ltd. a PRC company.

●	“CLPS Shenzhen Robotics” refers to CLPS Shenzhen Robotics Co. Ltd., a PRC company.

●	“Ridik Pte.” refers to Ridik Pte. Ltd., a Singaporean company.

●	“Ridik Consulting” refers to Ridik Consulting Private Limited, an Indian company.

●	“Ridik Sdn.” refers to Ridik Sdn. Bhd., a Malaysian company.

●	“Ridik Software Pte.” refers to Ridik Software Solutions Pte. Ltd., a Singaporean company.

●	“Ridik Software” refers to Ridik Software Solutions Ltd., a UK company.

●	“Suzhou Ridik” refers to Suzhou Ridik Information Technology Co., Ltd., a PRC company.

●	“CLPS Japan” refers to CLPS Technology Japan, a Japanese company.

●	“Qinson” refers to Qinson Credit Card Services Limited, a Hong Kong company.

●	“CLPS Hainan” refers to Hainan Qincheng Software Technology Co., Ltd., a PRC company.

●	“SSIT” refers to Shanghai Shier Information Technology Co., Ltd., a PRC company.

●	“CareerWin” refers to CareerWin Executive Search Co., Ltd., a PRC company.

●	“CLPS Xi’an” refers to CLPS Xi’an Co., Ltd., a PRC company.

●	“Growth Ring” refers to Growth Ring Ltd., a British Virgin Islands company.
●	“Arabian Jasmine” refers to Arabian Jasmine Ltd., a British Virgin Islands company.

●	“Shanghai Chenqin” refers to Shanghai Chenqin Information Technology Services Co., Ltd., a PRC company.

●	“Noni Singapore” refers to Noni (Singapore) Pte. Ltd., a Singaporean company.

●	“CLPS-Beefinance” refers to CLPS-Beefinance Holding Limited, a British Virgin Islands company.

●	“Qinson Ltd.” refers to Qinson Ltd., a British Virgin Islands company.

●	“LQE” refers to LQE Ltd., a British Virgin Islands company.
●	“LinkCrypto” refers to LinkCrypto Finance Technology Limited, a Hong Kong company.

●	“MNYC” refers to MNYC HOLDINGS (HK) LIMITED, a Hong Kong company.

●	“MSCT” refers to MSCT Investment Holdings Limited, a British Virgin Islands company

●	“CLPS Philippines” refers to CLPS TECHNOLOGY (PHILIPPINES) CORP., a Philippine company.

●	“Beijing Bozhuo”refers to Beijing Bozhuo Education Technology Co., Ltd., a PRC company.

●	“Haikou Huaqin” refers to Haikou Huaqin Minshang Software Development Co., Ltd., a PRC company.

●	“UniDev” refers to Beijing UniDev Software Co., Ltd., a PRC company.

●	“Fuson” refers to Fuson Group Limited, a Hong Kong company.

●	all references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States.

●	“Shares” and “Common Shares” refer to our shares, $0.0001 par value per share;

●	“China” and “PRC” refer to the People’s Republic of China; and

●	“EBIT margin” refers to earnings before interest and taxes margin.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and our functional currency is Renminbi. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars in this Annual Report were made at the rate of RMB 6.6981 to USD1.00, the noon buying rate on June 30, 2022, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount and not the translated U.S. dollar equivalent. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

The following selected consolidated financial data as of and for the years ended June 30, 2022, 2021 and 2020 have been derived from the audited consolidated financial statements of the Company included in this Annual Report. This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included in this Annual Report. The Company’s results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Annual Report.

The following table presents our summary consolidated statements of comprehensive income for the fiscal years ended June 30, 2022, 2021 and 2020, respectively.

Selected Consolidated Statement of Comprehensive Income

	For the years ended June 30,
	2022	2021	2020

Revenues	$152,022,381	$126,061,693	$89,415,798
Less: Cost of revenues	(111,033,345)	(85,890,757)	(58,296,097)
Gross profit	40,989,036	40,170,936	31,119,701

Operating income (expenses):
Selling and marketing expenses	(4,103,066)	(3,753,236)	(3,059,877)
Research and development (R&D) expenses	(7,971,145)	(13,337,913)	(10,436,975)
General and administrative expenses	(23,045,664)	(16,784,688)	(16,343,936)
Subsidies and other operating income	1,536,394	2,080,087	1,927,230
Total operating expenses	(33,583,481)	(31,795,750)	(27,913,558)
Income from operations	7,405,555	8,375,186	3,206,143
Other income	854,250	296,319	608,638
Other expenses	(575,605)	(351,045)	(107,322)

Income before income tax and share of income in equity investees	7,684,200	8,320,460	3,707,459
Provision for income taxes	3,045,992	1,257,124	835,444
Income before share of income in equity investees	4,638,208	7,063,336	2,872,015
Share of (loss) income in equity investees, net of tax	(50,297)	(44,121)	207,363
Net income	4,587,911	7,019,215	3,079,378
Less: Net income attributable to noncontrolling interests	132,483	202,643	141,139
Net income attributable to CLPS Incorporation’s shareholders	$4,455,428	$6,816,572	$2,938,239

Other comprehensive (loss) income
Foreign currency translation (loss) income	$(1,828,542)	$2,695,223	$(571,943)
Less: Foreign currency translation (loss) income attributable to noncontrolling interest	(48,211)	102,475	(22,928)
Other comprehensive (loss) income attributable to CLPS Incorporation’s shareholders	$(1,780,331)	$2,592,748	$(549,015)
Comprehensive income attributable to CLPS Incorporation shareholders	$2,675,097	$9,409,320	$2,389,224
Comprehensive income attributable to noncontrolling interests	84,272	305,118	118,211
Comprehensive income	$2,759,369	$9,714,438	$2,507,435

Basic earnings per common share	0.21	0.39	0.20
Weighted average number of share outstanding – basic	20,924,683	17,279,443	14,689,224
Diluted earnings per common share	0.21	0.39	0.20
Weighted average number of share outstanding – diluted	21,057,063	17,569,440	14,692,299

Supplemental information:
Non-GAAP income before income tax and share of income of equity investees	14,869,062	13,449,156	7,711,539
Non-GAAP net income	11,772,773	12,147,911	7,083,458
Non-GAAP net income attributable to CLPS Incorporation’s shareholders	11,640,290	11,945,268	6,942,319
Non-GAAP basic earnings per common share	0.56	0.69	0.47
Weighted average number of share outstanding – basic	20,924,683	17,279,443	14,689,224
Non-GAAP diluted earnings per common share	0.55	0.68	0.47
Weighted average number of share outstanding – diluted	21,057,063	17,569,440	14,692,299

The following table presents our consolidated balance sheet data as of June 30, 2022 and 2021, respectively.

	As of June 30,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$18,396,987	$24,739,382
Short-term investments	-	4,158,535
Accounts receivable, net	53,769,887	44,138,997
Prepayments, deposits and other assets, net	4,215,414	2,530,458
Amounts due from related parties	377,642	546,128
Total Current Assets	$76,759,930	$76,113,500

Non-current assets:
Property and equipment, net	20,601,098	600,791
Intangible assets, net	970,044	1,050,499
Goodwill	2,363,841	2,444,950
Long-term investments	610,386	1,014,784
Prepayments, deposits and other assets, net	248,456	896,145
Deferred tax assets, net	327,040	607,773
Total Assets	$101,880,795	$82,728,442

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loans	$14,474,363	$7,536,839
Accounts payable	343,597	559,450
Accrued expenses and other current liabilities	352,402	245,408
Tax payables	2,355,066	1,715,009
Contract liabilities	587,140	326,912
Salaries and benefits payable	12,203,933	12,466,921
Amounts due to related party	66,884	183,148
Total current liabilities	$30,383,385	$23,033,687

Non-current liabilities:
Bank loans	-	9,644
Deferred tax liabilities	150,547	155,033
Other non-current liabilities	3,546,263	1,799,383
Total Liabilities	$34,080,195	$24,997,747
Commitments and Contingencies

Shareholders’ Equity:
Common stock, $0.0001 par value, 100,000,000 shares authorized; 22,444,822 shares issued and outstanding as of June 30, 2022; 20,293,552 shares issued and outstanding as of June 30, 2021	2,244	2,029
Additional paid-in capital	55,705,209	48,516,695
Statutory reserves	5,071,876	4,214,075
Retained earnings	6,323,792	2,726,165
Accumulated other comprehensive (loss) income	(550,248)	1,230,083
Total CLPS Incorporation’s Shareholders’ Equity	66,552,873	56,689,047

Noncontrolling interests	1,247,727	1,041,648

Total Shareholders’ Equity	67,800,600	57,730,695

Total Liabilities and Shareholders’ Equity	$101,880,795	$82,728,442

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On September 30, 2022, the buying rate announced by the Federal Reserve Statistical Release was RMB 7.1135 to $1.00.

	Spot Exchange Rate
	Period Ended	Average (1)	Low	High
Period	(RMB per US$1.00)
2019	6.9618	6.9081	6.6822	7.1786
2020	6.5250	6.9043	6.5208	7.1681
2021	6.3726	6.4382	6.3640	6.5518
2022
January	6.3610	6.3556	6.3206	6.3822
February	6.3084	6.3436	6.3084	6.3660
March	6.3393	6.3446	6.3116	6.3720
April	6.6080	6.4310	6.3590	6.6243
May	6.6715	6.6990	6.6079	6.7880
June	6.6981	6.6952	6.6534	6.7530
July	6.7433	6.7352	6.6945	6.7655
August	6.8890	6.8007	6.7230	6.9100
September	7.1135	7.0195	6.8985	7.1990

Source: https://www.federalreserve.gov/releases/h10/hist/default.htm

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report. Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this Annual Report before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment. A summary of risk factors is provided concisely below:

Risks Related to Our Business

●	Risks Related to Our Ability to Manage Our Business and Growth

●	Risks Related to Adverse Economic Conditions Affecting Our Clients’ Purchase

●	Risks Related to Intense Competition from Other Service Provider

●	Risks Related to Lack of Skilled Employees

●	Risks Related to Lack of Diverse Clients

●	Risks Related to Collection of Account Receivables

●	Risks Related to Our Inability to Develop New Technology and Services

●	Risks Related to Our Inability to Continue Mergers and Acquisitions

●	Risks Related to Our Inability to Post-merger Integration

●	Risks Related to Our Inability to Generate New Businesses

●	Risks Related to Complexity to Evaluate Our Business

●	Risks Related to Lack of Full Utilization of Resources

●	Risks Related to Underestimate of Cap on Our Service Fees

●	Risks Related to Our Exposure to Wage-related High Costs

●	Risks Related to Pricing Pressure due to Competition

●	Risks Related to Unauthorized Disclosure of Confidential Client Information by Us

●	Risks Related to Unauthorized Use of Our Intellectual Property by Others

●	Risks Related to Our Inability to Raise Additional Capital

●	Risks Related to Our Business Interruptions

●	Risks Related to COVID-19 Pandemic

●	Risks Related to Fluctuation of Renminbi to US dollar Exchange Rate

●	Risks Related to Lack of Effective Internal Control in Our Company

Risks Related to Corporate Structure

●	Risks Related to Our Refusal to Declare Dividends

●	Risks Related to Our Subsidiaries’ Bankruptcy

●	Risks Related to Our Subsidiaries’ Lack of Regulatory Approval by Chinese Authorities

●	Risks Related to Our Subsidiaries’ Chops Being Lost or Stolen

●	Risks Related to Our Non-compliance with PRC regulations

Risks Related to Doing Business in China

●	Risks Related to Adverse Economic Conditions in China

●	Risks Related to Lack of Permission to Do Business in China

●	Risks Related to Uncertainty on Compliance with Cybersecurity Law of China

●	Risks Related to Government Regulations on US-listed Chinese Companies

●	Risks Related to US Regulator’s Inability to Conduct Investigation in China

●	Risks Related to Tax Reporting Obligations in China

●	Risks Related to PRC Regulations Governing Offshore Special Purpose Companies

●	Risks Related to PRC Regulations Governing Inter-company Loans

●	Risks Related to Government Control on Currency Conversion

●	Risks Related to Complex M&A Rules Governing Our Acquisitions

●	Risks Related to PRC Regulations Governing Registration of Employee Stock Ownership

●	Risks Related to Our Subsidiaries’ Ability to Pay Dividends to Us

●	Risks Related to PRC Labor Law’s Restriction on Our Employment Practice

●	Risks Related to PCAOB’s Inability to Inspect Our Independent Auditors

●	Risks Related to Uncertainty as to the Cooperation between PCAOB and CSRC of China

●	Risks Related to Our Possible Delisting under HFCAA

●	Risks Related to Accelerated Compliance Schedule under HFCAA

●	Risks Related to Our Exposure to Direct Scrutiny by US Regulators

●	Risks Related to Regulations by Cyberspace Administration of China

Risks Related to Our Business

We may be unable to effectively manage our rapid growth, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

We have significantly grown and expanded our business recently. Our revenues grew from $89.4 million in fiscal 2020 to $126.1 million in fiscal 2021 and to $152.0 million in fiscal 2022. We maintain nineteen delivery and/or R&D centers, of which ten are located in Mainland China (Shanghai, Beijing, Dalian, Tianjin, Xi’an, Chengdu, Guangzhou, Shenzhen, Hangzhou, and Hainan) and nine are located globally (Hong Kong SAR, the United States of America, Japan, Singapore, Australia, Malaysia, India, the Philippines, and Vietnam), to serve different customers in various geographic locations. The number of our total employees grew from 2,746 in fiscal 2020 to 3,352 in fiscal 2021. As of June 30, 2022 we had 3,824 full-time employees. We are actively looking for additional locations to establish new offices and expand our current offices and sales and delivery centers. We intend to continue our expansion in the foreseeable future to pursue existing and potential market opportunities. Our growth has placed and will continue to place significant demands on our management and our administrative, operational and financial infrastructure. Continued expansion increases the challenges we face in:

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

The IT services industry relies on skilled personnel, and our success depends to a significant extent on our ability to recruit, train, develop and retain qualified personnel, especially experienced middle and senior level management. The IT services industry in China has experienced significant levels of employee attrition. Our annual voluntarily attrition rates were 16.6% and 15% in fiscal 2020 and fiscal 2021, respectively; in fiscal 2022, this rate was 15.4%. We may encounter higher attrition rates in the future, particularly if China continues to experience strong economic growth. There is significant competition in China for skilled personnel, especially experienced middle and senior level management, with the skills necessary to perform the services we offer to our clients. Increased competition for these personnel, in the IT industry or otherwise, could have an adverse effect on us. Spearheaded by the institution that provides continuing education to all CLPS staff and develop new talents from partner universities to further drive the Company’s growth (“CLPS Academy”), we have established Talent Creation Program (“TCP”) and Talent Development Program (“TDP”) to increase our human capital and employee loyalty, however, a significant increase in our attrition rate could decrease our operating efficiency and productivity and could lead to a decline in demand for our services. Additionally, failure to recruit, train, develop and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new personnel successfully could have a material adverse effect on our business, financial condition and results of operations. Failure to retain our key personnel on client projects or find suitable replacements for key personnel upon their departure may lead to termination of some of our client contracts or cancellation of some of our projects, which could materially and adversely affect our business.

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

We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major clients. For the years ended June 30, 2022, 2021 and 2020, Citibank and its affiliates accounted for 20.6%, 19.1% and 21.5% of the Company’s total revenues, respectively. For fiscal 2022 and 2021, substantially all the service provided by the Company to Citibank was IT consulting services and billed through time-and-expense contracts. The Company has not entered into any material long term contracts with Citibank. Our ability to maintain close relationships with these and other major clients is essential to the growth and profitability of our business. However, the volume of work performed for a specific client is likely to vary from year to year, especially since we are generally not our clients’ exclusive IT services provider, and we do not have long-term commitments from any of our clients to purchase our services. The typical term for our service agreements is between one and three years. A major client in one year may not provide the same level of revenues for us in any subsequent year. The IT services we provide to our clients, and the revenues and income from those services, may decline or vary as the type and quantity of IT services we provide change over time. In addition, our reliance on any individual client for a significant portion of our revenues may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service. In addition, a number of factors other than our performance could cause the loss of or reduction in business or revenues from a client, and these factors are not predictable. These factors may include corporate restructuring, pricing pressure, changes to its outsourcing strategy, switching to another services provider or returning work in-house. In the future, a small number of customers may continue to represent a significant portion of our total revenues in any given period. The loss of any of our major clients could adversely affect our financial condition and results of operations.

If we are unable to collect our receivables from our clients, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. As of June 30, 2022 and 2021, our accounts receivable balance, net of allowance, amounted to approximately $53.8 million and $44.1 million, respectively. As of the years ended June 30, 2022 and 2021, Citibank accounted for 30.2% and 23.1% of the Company’s total accounts receivable balance. Since we generally do not require collateral or other security from our clients, we establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. However, actual losses on client receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our clients in accordance with the contracts with our clients, our results of operations and cash flows could be adversely affected.

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

Our results of operations may be negatively impacted by the COVID-19 pandemic.

In December 2019, the 2019 novel coronavirus (COVID-19) surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020 with respect to the outbreak then characterized it as a pandemic on March 11, 2020. The outbreak has spread throughout Europe and the Middle East, and there have been many cases of COVID-19 in Canada and the United States, causing companies and various international jurisdictions to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. While these effects are expected to be temporary, the duration of the business disruptions internationally and related operational impact are expected to last until the end of fiscal 2023 and beyond. Similarly, we cannot estimate whether or to what extent this outbreak and potential financial impact may extend to countries outside of those currently impacted. At this point, the extent to which the coronavirus has slowed down our projected revenue growth is reflected in our fiscal 2022 financial statements and may continue to slow down our growth for fiscal 2023 and beyond.

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

We are a public company in the United States subject to the Sarbanes Oxley Act of 2002. Section 404 of the Sarbanes Oxley Act, or Section 404, requires us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. Our management concluded that our internal control over financial reporting is effective as of June 30, 2022. In addition, once we cease to be an “emerging growth company” on June 30, 2023 as such term is defined in the JOBS Act, we need to assess whether we are an accelerated filer. If we meet the definition of an accelerated filer, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. If we are a non-accelerated filer, we will be exempt from Section 404 requirement to have auditor attestation on our internal control over financial reporting, therefore affording investors less statutory protection. Even if our management concludes that our internal control over financial reporting is effective in the future, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. There is no assurance that our Board of Directors will declare dividends even if we are profitable. The payment of dividends by entities organized in China is subject to limitations as described herein. Under Cayman Islands law, we may only pay dividends from profits of the Company, or credits standing in the Company’s share premium account, and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our Company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. Pursuant to the Chinese enterprise income tax law, dividends payable by a foreign investment entity to its foreign investors are subject to a withholding tax of 10%. Similarly, dividends payable by a foreign investment entity to its Hong Kong investor who owns 25% or more of the equity of the foreign investment entity is subject to a withholding tax of 5%. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The transfer to this reserve must be made before distribution of any dividend to shareholders. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if our subsidiaries in China incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If our subsidiaries in Mainland China are unable to pay dividends or make other payments to us, we may be unable to pay dividends on our shares.

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

On December 24, 2021, the CSRC published the draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Administrative Provisions”) and the draft Measures for the Record-Filing of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Filing Measures”) for public comments till January 23, 2022. Pursuant to these drafts, a filing-based regulatory system will be applied to both “direct overseas offering and listing” and “indirect overseas offering and listing” of PRC domestic companies. The “indirect overseas offering and listing” of PRC domestic companies refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. If the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) the total assets, net assets, revenues or profits of the domestic operating entity or entities of the issuer in the most recent accounting year account for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) most of the senior managers in charge of business operation and management of the issuer are Chinese citizens or have domicile in China, and its main places of business are located in China or main business activities are conducted in China. As of the date of this Form 20-F, it remains uncertain when the final Administrative Provisions and Filing Measures will be adopted and whether they will be adopted in the current draft form. If the Administrative Provisions and Filing Measures are adopted in the current form, we may be required to file the relevant documents with the CSRC within three business days after submitting our listing application documents to the relevant regulator in the place of intended listing, and complete the filing procedures with the CSRC in connection with such future offshore securities offering. Failure to complete the filing under the Administrative Provisions and Filing Measures may subject a PRC domestic company to a warning and a fine of RMB1 million to RMB10 million. In the event of a serious violation of the Administrative Provisions, the PRC domestic company may be ordered to discontinue the related business or suspend its operations for rectification, and its permits or business licenses may be revoked.

Furthermore, on April 2, 2022, the CSRC published the draft Provisions on Strengthening the Confidentiality and Archives Management Related to Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Confidentiality and Archives Management Provisions, for public comments. Pursuant to the Draft Confidentiality and Archives Management Provisions, PRC domestic companies that seek to offer and list securities in overseas markets shall establish confidentiality and archives system. The PRC domestic companies shall obtain approval from the competent authority and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets or secrets of the governmental authorities to the relevant securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity, and shall complete corresponding procedures when providing or publicly disclosing documents and materials which may adversely influence national security and the public interest to the relevant securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity. The PRC domestic companies shall provide written statements on the implementation on the aforementioned rules to the relevant securities companies and securities service agencies and the PRC domestic companies shall not provide accounting files to an overseas accounting firm unless such firm comply with the corresponding procedures. As of the date of this Form 20-F, the Draft Confidentiality and Archives Management Provisions were released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty.

If the CSRC or other PRC regulatory authorities subsequently determine that we need to obtain their approval or complete the required filing or other administrative procedures for any future offshore securities offering or other financing activities, or if such government authorities promulgate any interpretation or implement rules that would require us to obtain approvals from the CSRC or other regulatory authorities or complete required filing or other administrative procedures for any future offshore securities offering or other financing activities, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing or other administrative procedures, or obtain any waiver of aforesaid requirements if and when procedures are established to obtain such waiver. Any failure to obtain or delay in obtaining such approval or completing such filing or other administrative procedures for any future offshore securities offering, or a rescission of any such approval obtained by us, could subject us to sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory authorities may also impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from any future offshore securities offering into the PRC or take other actions that could adversely affect our business, operating results and financial condition, as well as our ability to complete any future offshore securities offering. The CSRC or any other PRC government authorities may also take actions requiring us, or making it advisable for us, to halt any future offshore securities offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect the trading price of our shares.

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

On July 30, 2021, the State Council of the People’s Republic of China issued the Regulations on Security Protection of Critical Information Infrastructures, which came into effect on September 1, 2021. The Regulations on Security Protection of Critical Information Infrastructures provides that “critical information infrastructure” shall be identified by the “protection work departments” (the competent departments and supervision and administration departments of the important industries and fields, such as public communication and information service, energy, transportation, water resources, finance, public services, e-government affairs, science, technology and industry for national defense as well as other important network facilities and information system, etc. of which the destruction, loss of function and data divulgence may seriously endanger national security, people’s livelihood and public interests). A “protection work department” shall, in light of the actualities of the industry or field concerned, formulate the rules for identification of “critical information infrastructure” and submit the same to the public security department of the State Council for record-filing, and shall take the following factors into consideration in the rule formulating work: 1) Degree of importance of the network facilities and information system to the critical and core business of the industry or field concerned; 2) Extent of harm likely to be caused once the network facilities and information system, etc. are destroyed, lose functions or divulge data; and; 3) Correlation effect on other industries and fields. However, no official guidelines as to the scope of “critical information infrastructure” or identification rules of the “critical information infrastructure” of our industry or field have been formally issued.

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

On November 14, 2021, CAC published Regulations for the Administration of Network Data Security (Draft for public comment, hereinafter the “Draft”). Article 2 of the Draft stipulates that “these Regulations apply to data processing activities carried out through networks as well as the supervision and regulation of network data security within the territory of the People's Republic of China. We do not believe the current business of CLPS involves any “data processing activities”. In the foreseeable future, it is our understanding that CLPS will not engage in "data process activities". Therefore, we believe that the Draft does not apply to CLPS. The Draft has no substantial impact on the business of CLPS.

In December 2021, the CAC promulgated the amended Measures of Cybersecurity Review which require cyberspace operators with personal information of more than one million users to file for cybersecurity review with the CRO, in the event such operators plan for an overseas listing. The amended Measures of Cybersecurity Review provide that, among others, an application for cybersecurity review must be made by an issuer that is a “network platform operator” as defined therein before such issuer’s securities become listed in a foreign country, if the issuer possesses personal information of more than one million users, and that the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine an operator’s cyber products or services or data processing activities affect or may affect China’s national security. The amended Measures of Cybersecurity Review took effect on February 15, 2022.

Currently, the cybersecurity laws and regulations have not directly affected our business and operations, As the amended Measures of Cybersecurity Review took effect in February 2022, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this Form 20-F, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we and our PRC legal counsel do not expect that, as of the date of this Form 20-F, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

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

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

We face various risks and uncertainties relating to doing business in Mainland China and Hong Kong SAR. Our business operations are primarily conducted in Mainland China and Hong Kong SAR, and we are subject to complex and evolving Chinese and Hong Kong SAR laws and regulations. For example, the Anti-Monopoly Law of the People’s Republic of China (Revised in 2022) (“Anti-monopoly Law”) came into effect on August 1, 2022. The “monopolistic practices” defined by the Anti-Monopoly Law include (a) the conclusion of a monopolistic agreement; (b) the abuse of dominant market positions; and (c) the concentration that eliminates or restricts competition or may eliminate or restrict competition. Based on Company’s China and global market share, the Company does not have a dominant market position that enables the Company to restrict or eliminate the competition. China promulgated several laws and regulations on data security and personal information protections in the last two years, mainly the Data Security Law of the People’s Republic of China (“Data Security Law”), which came into effect on September 1, 2021, and the Personal Information Protection Law of the People’s Republic of China (“PIP Law”), which came into effect on November 1, 2021. In the Company’s day-to-day business operations, sensitive customer data and personal information will not be received from the Company’s clients. The legal consequence of this fact is that neither the Data Security Law or the PIP Law applies to the Company’s business activities in China. And we also face risks associated with regulatory approvals on offshore offerings, as well as the lack of inspection on our Auditor by the PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our shares of Common Stock, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of our Common Stock to decline.

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

As a holding company, we conduct substantially all of our business through our consolidated subsidiaries incorporated in Mainland China, Hong Kong SAR, and Singapore. We may rely on dividends paid by these PRC subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

There are uncertainties with respect to regulatory cooperation between PCAOB and Chinese regulators under the Statement of Protocol signed by the PCAOB and the CSRC of the People’s Republic of China on August 26, 2022.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong. Having made the determinations in 2021 that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating in Mainland China and Hong Kong completely, the PCAOB is now required to reassess its determinations with regard to inspecting and investigating in Mainland China and Hong Kong by the end of 2022. We have noted the positive progress and will closely follow the development under the Statement of Protocol. However, there are uncertainties with respect to regulatory cooperation between the PCAOB and the Chinese regulators.

In light of an independent auditor’s settlement with the SEC on September 29, 2022 for allegedly asking its clients to select their own samples for testing and to prepare audit documentation to show that the independent auditor itself had gotten and evaluated the supporting evidence for certain clients’ accounting entries, our independent auditor has never asked us to select our own samples for testing or to prepare audit documentation to show that our independent auditor itself had gotten and evaluated the supporting evidence for our accounting entries.

When the PCAOB reassesses its determinations by the end of 2022, it could determine that it is still unable to inspect and investigate completely audit firms based in Mainland China and Hong Kong; as a result, we may be delisted by Nasdaq in accordance with HFCAA.

The Holding Foreign Companies Accountable Act could result in delisting of our common stock from Nasdaq Capital Market and lack of a readily available market for our common stock.

On December 18, 2020, the Holding Foreign Companies Accountable Act (“HFCAA”) became law. Among other things, the HFCAA requires the SEC to identify public companies that have retained a registered public accounting firm to issue an audit report where that firm has a branch or office that: (1) is located in a foreign jurisdiction, and (2) the Public Company Accounting Oversight Board (“PCAOB”) has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. PCAOB has identified several public accounting firms in Mainland China and Hong Kong SAR that PCAOB cannot inspect or investigate completely because of a position taken by that foreign government. The PCAOB has oversight authority over public accounting firms that audit financial results of companies subject to the Securities Exchange Act of 1934 (the “Exchange Act”). On December 16, 2021, PCAOB issued the HFCAA Determination Report, which includes a list of those public accounting firms located outside the U.S. that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction (each a “Listed Auditor”). Our auditor, Ernst & Yong Hua Ming LLP (the “Auditor”), for our 2022 fiscal year audit and currently our public auditor is a Listed Auditor subject to the determinations announced by the PCAOB on December 16, 2021. Our Auditor is located in China.

The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by PCAOB for three consecutive years beginning in 2021, being a Listed Auditor, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the counter trading market in the U.S. Accordingly, under the current law this could happen in 2024. On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party, including the text of any such charter.

The SEC publishes a list of Exchange Act reporting companies that retain a Listed Auditor that has issued an audit report for a fiscal year (each company listed is a “Commission Identified Issuer” for purposes of HFCAA). If a Commission Identified Issuer has a Listed Auditor issue audit reports for three consecutive fiscal years, being 2021, 2022 and 2023, then the SEC will impose an initial trading ban on the publicly traded securities of the Commission Identified Issuer in early 2024, which trading ban can be lifted if Commission Identified Issuer retains a public auditor that is not a Listed Auditor and that public auditor issues an audit report for a fiscal year for the Commission Identified Issuer. The SEC’s role at this stage of the process is solely to identify issuers that have used Listed Auditors to audit their financial statements.

Our Auditor is the independent registered public accounting firm that issues the audit report included elsewhere in our Form 20-F and conducts the audit of our annual financial results. As an auditor of a company that has its stock traded publicly in the United States, our Auditor is registered with and supervised by the PCAOB and is subject to laws in the United States. Under those laws, the PCAOB conducts regular inspections or audits to assess public accounting firms acting as auditors, including our Auditor, compliance with the applicable PCAOB rules and professional standards. Since our Auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct audits and inspections completely without the approval of the Chinese authorities, our Auditor is not currently audited or inspected completely by the PCAOB and is consequently a Listed Auditor.

The inability of the PCAOB to conduct unfettered inspections of public accounting firms in Mainland China and Hong Kong SAR, including our Auditor, prevents the PCAOB from fully evaluating audits and quality control procedures of our Auditor. This lack of full audit and inspection effectively deprives investors in our Common Stock of the benefits of PCAOB oversight and inspections. The inability of the PCAOB to conduct inspections of auditors in Mainland China and Hong Kong SAR makes it more difficult to evaluate the effectiveness of our Auditor’s audit procedures or quality control procedures as compared to auditors outside of Mainland China and Hong Kong SAR that are subject to complete audit and investigation by the PCAOB. This limitation on PCAOB audit and inspection could cause investors and potential investors in our Common Stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. This lack or loss of confidence could also not only cause investors to avoid trading our Common Stock or sell positions in our Common Stock, but could also undermine efforts of the Company to secure equity or debt financing, hinder any efforts to up-list the Common Stock to a national securities exchange, adversely influence the decision of third parties to conduct business with our company, or have other adverse business or financial consequences. Trading in our securities may be prohibited under the HFCAA if PCAOB determines that it cannot inspect or investigate completely our Auditor, and that as a result, Nasdaq may determine to delist our securities.

Under the current version of HFCAA, an SEC ban on trading shares of Common Stock in the U.S. could take place in early 2024 if we have a Listed Auditor (a public auditor that cannot be completely audited and investigated by the PCAOB for three consecutive fiscal years (being 2021, 2022 and 2023)). If this happens, there is no certainty that we will be able to list or otherwise trade our shares on a non-U.S. exchange or that a market for our shares of Common Stock will develop outside of the U.S. The ban on trading of our shares in, or the threat of their being banned from trading in, the U.S. may materially and adversely affect the value of our Shareholders’ investment.

If the Company is subject to a trading ban in the United States, it may be unable to list its Common Stock on a non-U.S. public stock market, or even if listed on a non-U.S. public stock market, that the Common Stock would enjoy any liquidity or investor support. As such, the Common Stock may be difficult to establish or be unable to be established on a foreign public stock market or quotation system. The absence of a public market for the Common Stock could render the shares of Common Stock an illiquid, potentially worthless investment.

The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, like our company, and the market price of the shares could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our Auditor before the issuance of our financial statements to be included in our Form 20-F for the fiscal year 2023 or at all, is subject to substantial uncertainty and depends on factors out of our control and our Auditor’s control. If our Auditor is unable to be inspected in time, and we do not engage a public auditor who is not a Listed Auditor prior to the 2023 annual audit, we could be delisted from the Nasdaq Capital Market in 2024 and not eligible for trading on other tiers of the over the counter markets. A ban on trading of our Common Stock would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with the ban would have a negative impact on the price of our shares of Common Stock. The ban on trading would also significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. If our shares are prohibited from trading in the U.S., there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the U.S.

While the Company intends to engage an auditor who is audited and investigated completely by the PCAOB in prior to fiscal year 2023, the Company has not engaged such an auditor as of the date of this annual report. The Company, as a smaller reporting company, may experience delays or difficulties in engaging a public auditor who can be audited and investigated completely by the PCAOB and also audit our operations, which operations are located in Mainland China and Hong Kong SAR.

Efforts to increase U.S. Regulatory access to information about companies in Mainland China or Hong Kong SAR in order to enhance transparency for investors in U.S. corporations traded on U.S. stock markets but with substantial operations in Mainland China or Hong Kong SAR, like the Company, and Chinese opposition and reaction to those U.S. efforts could foster additional measures to restrict access to U.S. capital markets by such corporations or expedite delisting of securities of such corporations from U.S. stock markets and quotation systems. The potential enactment of the Accelerating Holding Foreign Companies Accountable Act, if it is enacted into law in the U.S., would decrease the number of non-inspection years from three to two years under HFCAA, thus reducing the time period before our shares of Common Stock may be banned from being traded in the U.S. If this bill were enacted as proposed, and we have a Listed Auditor for fiscal years 2021 and 2022, our shares may be banned from trading in the U.S. in early 2023, not early 2024.

On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) (“Proposed Law”) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB investigation and inspection completely for two consecutive years, instead of three consecutive years as currently provided in the HFCAA.

On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the same amendments as the bill passed by the Senate. The America Competes Act, however, includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the U.S. President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign the bill to make the amendment into law, if at all. In the case that the bill becomes the law, it may reduce the time period before our shares could be prohibited from trading in the U.S. from 2024 to 2023. Company is not certain as of the date of this annual report of when and if the Proposed Law will become law and applicable to public companies like our company.

If the Company becomes directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese/Hong Kong SAR companies, we may have to expend significant resources to investigate and resolve the matters. Any unfavorable results from the investigations could harm our business operations and our reputation.

In 2021 and onwards, U.S. public companies with operations based in China have been subjects of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC and certain members of Congress. Much of the scrutiny, criticism and negative publicity has centered on alleged financial and accounting irregularities, lack of effective internal control over financial reporting, inadequate corporate governance and ineffective implementation thereof and, in many cases, allegations of fraud. As a result of enhanced scrutiny, criticism and negative publicity, the publicly traded stocks of many U.S.-listed Chinese companies have decreased in value and, in some cases, have become virtually worthless or illiquid. Shareholder lawsuits and SEC investigations and enforcement actions can be fostered by intense, negative public focus on Chinese or Hong Kong SAR based companies. The Company does not believe that it is subject to any of these allegations, investigations or enforcement actions as of the date of this annual report.  If the Company becomes a subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, the Company will have to expend significant resources to investigate such allegations and defend the Company. If such allegations were not proven to be baseless, the Company would be severely hampered and the price of the stock of the Company could decline substantially. If such allegations were proven to be groundless, the investigation might have significantly distracted the attention of the Company’s management. The mere commencement of an investigation by a regulator, like the SEC, even without evidence of any misconduct or violation of laws, can undermine investor confidence in the Company as an investment and do so even if the investigation finds no misconduct or violations of laws or regulations. Regulator investigations can take months or longer to resolve and can require considerable resources of a company to adequately respond to such. investigations.

The recent government regulation of business activities of U.S.-listed Chinese companies may negatively impact our operations.

Chinese regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which were available to the public on July 6, 2021, which further emphasized their goal to strengthen the cross-border regulatory collaboration, to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management, and provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures. These opinions are issued in mid-2021, and there were no known further explanations or detailed rules or regulations with respect to such opinions, and there are still uncertainties regarding the interpretation and implementation of these opinions. China intends to improve regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading. China will also check sources of funding for securities investment and control leverage ratios. If the Chinese government’s regulatory involvement expands and we become subject to that expanded involvement, our operations may be negatively impacted, although, as of the date of this annual report, there is no known regulatory involvement of the nature described in this paragraph and there is no discernible immediate impact on our company under the recent regulatory developments described in this paragraph.

We face various risks and uncertainties relating to doing business in Mainland China and Hong Kong SAR. Our business operations are primarily conducted in Mainland China and Hong Kong SAR, and we are subject to complex and evolving Chinese and Hong Kong SAR laws and regulations. For example, the Anti-Monopoly Law of the People’s Republic of China (Revised in 2022) (“Anti-monopoly Law”) came into effect on August 1, 2022. The “monopolistic practices” defined by the Anti-Monopoly Law include (a) the conclusion of a monopolistic agreement; (b) the abuse of dominant market positions; and (c) the concentration that eliminates or restricts competition or may eliminate or restrict competition. Based on Company’s China and global market share, the Company does not have a dominant market position that enables the Company to restrict or eliminate the competition. China promulgated several laws and regulations on data security and personal information protections in the last two years, mainly the Data Security Law of the People’s Republic of China (“Data Security Law”), which came into effect on September 1, 2021, and the Personal Information Protection Law of the People’s Republic of China (“PIP Law”), which came into effect on November 1, 2021. In the Company’s day-to-day business operations, sensitive customer data and personal information will not be received from the Company’s clients. The legal consequence of this fact is that neither the Data Security Law or the PIP Law applies to the Company’s business activities in China. And we also face risks associated with regulatory approvals on offshore offerings, as well as the lack of inspection on our Auditor by the PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our shares of Common Stock, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of our Common Stock to decline.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect us.

The PRC legal system is based on written statutes and court decisions that have limited precedential value. The PRC legal system is evolving rapidly, and therefore the interpretations and enforcement of many laws, regulations and rules may contain inconsistencies and uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. These uncertainties may impede our contractual, property and procedural rights, which could adversely affect our business, financial condition and results of operations.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries in China, including, Business license, the Human Resource Services License. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the services in the future.

Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain such permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.

If any of our Company, our subsidiaries do not receive or maintain the requisite permissions or approvals for our operations, or inadvertently conclude that such permissions or approvals are not required, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including imposing fines, confiscating our incomes and products that are deemed to have been obtained through illegal operations, and discontinuing or restricting our operations. It could result in substantial additional costs, adversely affect our ability to conduct our business, compete with other companies, our financial performance and negatively affect investors’ confidence in our financial performance and business prospects. Even if such permissions or approvals are ultimately granted, we may not successfully maintain or renew them and they may be withdrawn. Since applicable laws, regulations, or interpretations for the permissions or approvals may change and we may be required to obtain additional permissions or approvals in the future, we cannot assure you that we may obtain such permissions or approvals in a timely manner, or at all. It could result in a material change in our operations and we may be required to recall some of our current or future products, or even to partially suspend or totally shut down our production. In addition, regulatory changes may relax certain requirements that could benefit our competitors or lower market entry barriers and increase competition. Furthermore, it could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

The filing, approval or other administrative requirements of the CSRC or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities or debt offerings.

The PRC government authorities may strengthen oversight over offerings that are conducted overseas and/or foreign investment in overseas-listed China-based issuers like us from time to time. Such actions taken by the PRC government authorities may intervene our operations at any time, which are beyond our control. For instance, the relevant PRC governments promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, among which, it is mentioned that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, due to lack of further interpretations or applications from the competent authorities on such opinions, there are still uncertainties regarding the interpretation and implementation of these opinions, and any new rules or regulations promulgated in the future may impose additional requirements on us.

On December 24, 2021, the CSRC published the draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Administrative Provisions”) and the draft Measures for the Record-Filing of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Filing Measures”) for public comments till January 23, 2022. Pursuant to these drafts, a filing-based regulatory system will be applied to both “direct overseas offering and listing” and “indirect overseas offering and listing” of PRC domestic companies. The “indirect overseas offering and listing” of PRC domestic companies refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. If the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) the total assets, net assets, revenues or profits of the domestic operating entity or entities of the issuer in the most recent accounting year account for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) most of the senior managers in charge of business operation and management of the issuer are Chinese citizens or have domicile in China, and its main places of business are located in China or main business activities are conducted in China. As of the date of this annual report, it remains uncertain when the final Administrative Provisions and Filing Measures will be adopted and whether they will be adopted in the current draft form. If the Administrative Provisions and Filing Measures are adopted in the current form, we may be required to file the relevant documents with the CSRC within three business days after submitting our listing application documents to the relevant regulator in the place of intended listing, and complete the filing procedures with the CSRC in connection with such future offshore securities offering. Failure to complete the filing under the Administrative Provisions and Filing Measures may subject a PRC domestic company to a warning and a fine of RMB1 million to RMB10 million. In the event of a serious violation of the Administrative Provisions, the PRC domestic company may be ordered to discontinue the related business or suspend its operations for rectification, and its permits or business licenses may be revoked.

Furthermore, on April 2, 2022, the CSRC published the draft Provisions on Strengthening the Confidentiality and Archives Management Related to Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Confidentiality and Archives Management Provisions, for public comments. Pursuant to the Draft Confidentiality and Archives Management Provisions, PRC domestic companies that seek to offer and list securities in overseas markets shall establish confidentiality and archives system. The PRC domestic companies shall obtain approval from the competent authority and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets or secrets of the governmental authorities to the relevant securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity, and shall complete corresponding procedures when providing or publicly disclosing documents and materials which may adversely influence national security and the public interest to the relevant securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity. The PRC domestic companies shall provide written statements on the implementation on the aforementioned rules to the relevant securities companies and securities service agencies and the PRC domestic companies shall not provide accounting files to an overseas accounting firm unless such firm comply with the corresponding procedures. As of the date of this annual report, the Draft Confidentiality and Archives Management Provisions were released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty.

If the CSRC or other PRC regulatory authorities subsequently determine that we need to obtain their approval or complete the required filing or other administrative procedures for any future offshore securities offering or other financing activities, or if such government authorities promulgate any interpretation or implement rules that would require us to obtain approvals from the CSRC or other regulatory authorities or complete required filing or other administrative procedures for any future offshore securities offering or other financing activities, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing or other administrative procedures, or obtain any waiver of aforesaid requirements if and when procedures are established to obtain such waiver. Any failure to obtain or delay in obtaining such approval or completing such filing or other administrative procedures for any future offshore securities offering, or a rescission of any such approval obtained by us, could subject us to sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory authorities may also impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from any future offshore securities offering into the PRC or take other actions that could adversely affect our business, operating results and financial condition, as well as our ability to complete any future offshore securities offering. The CSRC or any other PRC government authorities may also take actions requiring us, or making it advisable for us, to halt any future offshore securities offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect the trading price of our shares.

Our subsidiaries in Mainland China are subject to restrictions on paying dividends and making other payments to our holding company.

CLPS Incorporation is our holding company incorporated in the Cayman Islands and has no operation of its own. As a result of the holding company structure, it currently relies on dividend payments from our subsidiaries in Mainland China. However, PRC regulations currently permit payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries in Mainland China are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of foreign currencies out of Mainland China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. The Company does not believe that any recent new regulations on foreign exchange controls will cause CLPS entities within Mainland China to encounter restrictions or obstacles in distributing profits to foreign shareholders. Furthermore, if our subsidiaries in Mainland China incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If our subsidiaries in Mainland China are unable to pay dividends or make other payments to us, we may be unable to pay dividends on our shares.

The subsidiaries have not declared or paid any cash dividends to the holding company. CLPS Incorporation has not declared or paid any cash dividends to pay any cash dividends on its ordinary shares.

The Company provides cash support to its subsidiaries according its business development plan. For fiscal year 2020, 2021, 2022, the Company provided cash support to its subsidiaries in Mainland China, Singapore and Hong Kong SAR. The amounts were offset when the Company’s consolidated financial statements were prepared. The balances due from subsidiaries to the Company were US$7.1 million, US$7.6 million, and US$22.8 million. as of June 30 for fiscal 2020, 2021 and 2022, respectively. The subsidiaries provide cash support to the Company according its business development plan. The balances due to subsidiaries from the Company were Nil, Nil and US$7.1 million. as of June 30 for fiscal 2020, 2021 and 2022, respectively. The balances were reflected in the section “PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION” in our financial statements for fiscal 2020, 2021, and 2022, respectively.

Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business, and cause the value of our securities to significantly decline or become worthless.

In December 2021, the CAC promulgated the amended Measures of Cybersecurity Review which require cyberspace operators with personal information of more than one million users to file for cybersecurity review with the CRO, in the event such operators plan for an overseas listing. The amended Measures of Cybersecurity Review provide that, among others, an application for cybersecurity review must be made by an issuer that is a “network platform operator” as defined therein before such issuer’s securities become listed in a foreign country, if the issuer possesses personal information of more than one million users, and that the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine an operator’s cyber products or services or data processing activities affect or may affect China’s national security. The amended Measures of Cybersecurity Review took effect on February 15, 2022.

Under the current PRC cybersecurity laws in China, critical information infrastructure operators that intend to purchase internet products and services that may affect national security must be subject to the cybersecurity review. On July 30, 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. The regulations require, among others, that certain competent authorities shall identify critical information infrastructures. If any critical information infrastructure is identified, they shall promptly notify the relevant operators and the Ministry of Public Security.

Currently, the cybersecurity laws and regulations have not directly affected our business and operations, As the amended Measures of Cybersecurity Review took effect in February 2022, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we and our PRC legal counsel do not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

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

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on or after December 31, 2022. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

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

Since our inception, we have aimed to build one of the largest sales and service delivery platforms for IT services and solutions in China. The nature of our services is such that we provide a majority of services to our banking and credit card clients in order to build new or modify existing clients’ own proprietary systems. We are fully committed of providing digital transformation services with focused on financial and technology in the banking, wealth management, e-commerce, and automotive industries, among others, through the utilization of innovative technology to achieve our client’s goals. We maintain nineteen delivery and/or R&D centers, of which ten are located in Mainland China (Shanghai, Beijing, Dalian, Tianjin, Xi’an, Chengdu, Guangzhou, Shenzhen, Hangzhou, and Hainan) and nine are located globally (Hong Kong SAR, the United States of America, Japan, Singapore, Malaysia, Australia, Malaysia, and India, the Philippines, and Vietnam), to serve different customers in various geographic locations. By combining onsite (when we send our team to our client) or onshore (when we send our team to client’s overseas location) support and consulting with scalable and high-efficiency offsite (when we send our team to a location other than client’s location) or offshore (when we send our team to a location that is other than a client’s location overseas) services and processing, we are able to meet client demands in a cost-effective manner while retaining significant operational flexibility. By serving both Chinese and global clients on a common platform, we are able to leverage the shared resources, management, industry expertise and technological know-how to attract new business and remain cost competitive.

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

As of the date of this Annual Report, CLPS Shanghai has three wholly-owned subsidiaries: CLPS RC, Huanyu, and CLPS Hangzhou. Besides the three wholly-owned subsidiaries, CLPS Shanghai participated in the following investments:

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

IT consulting services primarily includes application development services for banks and institutions in the financial industry and which are billed for on a time-and-expense basis. Customized IT solutions services primarily includes customized solution development and maintenance service for general enterprises and which are billed for on a fixed-price basis. The following entities provide either consulting or solution services or both, depending on where our clients are based. The entities are currently servicing one of the services might expand to both services if our clients’ needs arise:

●	CLPS Dalian provides both consulting and solution services. CLPS Dalian services clients in China’s north east region, including Dalian.

●	CLPS RC provides consulting services. CLPS RC focuses on small and medium domestic financial institutions.

●	CLPS Beijing provides both consulting and solution services. CLPS Beijing services clients in China’s central east region, including Beijing and Tianjin.

●	CLPS-Ridik AU currently only provides consulting services. CLPS-Ridik AU services clients in Australia.

●	CLPS SG currently only provides consulting services. CLPS SG services clients in South East Asia region, including Singapore.

●	JAJI China is a joint venture with The Judge Group in the US. JAJI China continues to service The Judge Group’s clients in China. JAJI China focuses on expanding its client bases with collaboration efforts with The Judge Group. On April 2, 2021, as part of business strategy, the Company changed the English entity name of its majority-owned subsidiary, Judge (Shanghai) Co., Ltd. and its wholly-owned subsidiary Judge (Shanghai) Human Resource Co., Ltd., to JAJI (Shanghai) Co., Ltd. (“JAJI China”) and JAJI (Shanghai) Human Resource Co., Ltd. (“JAJI HR”), respectively.

●	CLPS Hong Kong provides both consulting and solution services. CLPS Hong Kong services clients in East Asia region, including Hong Kong.

●	CLPS Shenzhen currently only provides consulting services. CLPS Shenzhen services clients in Shenzhen.

●	CLPS Guangzhou currently only provides consulting services. CLPS Guangzhou services clients in Guangzhou.

●	Ridik Pte. provides both consulting and solution services. Ridik Pte. services in South East Asia region, including Singapore.

●	Ridik Software Pte. currently only provides consulting services. Ridik Software Pte. services in South East Asia region, including Singapore.

●	Ridik Sdn. currently only provides consulting services. Ridik Sdn. services in South East Asia region, including Malaysia.

●	CLPS Shanghai holds 100% of equity interest in Huanyu which was incorporated in September 2017 for the purposes of providing Internet technology services and products to clients. CLPS Shanghai, CLPS Dalian, CLPS Guangzhou, CLPS Beijing, JAJI China, Ridik Pte., and CLPS HK all contribute material amounts of the Company’s total revenues.

Corporate Information

Our principal executive office is located at Unit 1102, 11th Floor, Millennium City III, 370 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR. Our telephone number is (852)3707-3600. Our website is as follows www.clpsglobal.com. The information on our website is not part of this Annual Report.

The following diagram illustrates our corporate structure:

CLPS Corporate Structure

CLPS Incorporation (Cayman Islands)
Offshore
100%
LQE Ltd.(BVI)
100
Noni (SINGAPORE) PTE. LTD.
100%
Arabian Jasmine Ltd.(BVI)
100
Qinson Ltd.(BVI)
100
Qinson Credit Card Services Limited
晨欽信用卡服務有限公
100
Qinheng Co., Limited(HK)
100%
Growth Ring Ltd.(BVI)
100
Qiner Co., Limited (HK)
100
CLPS Technology (Hong Kong) Co., Limited
Minshang Creative Technology Holdings Limited(Cayman Islands)
民商创科控股有限公司
46.67
53.33
MSCT Investment Holdings Limited
100
MNYC HOLDINGS (HK) LIMITED
民农云仓控股(香港)有限公司
(HK)
COLUMBUS CENTURY DEVELOPMENT CO,
55%
45
CLPS-Beefinance Holding Limited(BVI)
100
LinkCrypto Finance Technology Limited (HK)
35.02
Fuson Group Limited (HK)
100
CLPS-RIDIK TECHNOLOGY (AUSTRALIA)
100%
CLPS Technology (Japan) Co. Ltd.
CLPS Technology Japan
100%
CLPS Technology (US) Ltd.
100%
CLPS TECHNOLOGY (CALIFORNIA) INC.
100
CLPS TECHNOLOGY (SINGAPORE) PTE.LTD
100%
RIDIK PTE LTD (singapore)
100%
CLPS TECHNOLOGY
100
RIDIK CONSULTIN G PRIVATE LIMITED
100
RIDIK SDN. BHD. Malaysia
100
RIDIK SOFTWARE SOLUTIONS PTE. LTD (Singapore)
PRC Onshore
100
Shanghai Chenqin Information Technology Services Co., Ltd.
上海晨钦信息科技服务
100
Shanghai Qincheng Information Technology Co., Ltd.
上海钦诚信息科技有限公
100 %
海口华钦民商软件开发有限公司
44.7
55.3
Hainan Qincheng Software Technology Co.Ltd
100
CLPS Xian Co., Ltd.
西安华钦信息科技有
51
CLPS Dalian Co., Ltd.
大连华钦软件技术有限
49%
49%
CLPS Guangzhou Co., Ltd.
51%
51
CLPS Beijing Hengtong Co., Ltd.
49
Individual
Individual Sharehold
30%
30%
40%
Economic Modeling Information Technology Co., Ltd.
经数（上海）信息科技有限公司
55.3
44.7%
ChinaLink Professional Services Co., Ltd.
（上海华钦信息科技股份有限
100%
CLPS Ruicheng Co., Ltd.
上海华钦瑞成信息技术有
Individual Sharehold
85
15
Beijing Unidevsoft Technology Co. Ltd.
北京卓越联腾科技有限公司
30%
70%
CLPS Shenzhen Co., Ltd.
深圳华钦软件技术有限公司
100
CLPS Hangzhou Co., Ltd.
100
Tianjin Huanyu Qinshang Network Techonoly Co., Ltd.
天津寰宇钦尚网络科技有限
Individual Shareholder
45%
45
Individual Shareholder
Shenzhen Huaqin Robotics Co., Ltd
深圳华钦机器人有限公司
35%
65
Individual Shareholde
Shanghai Shier Information Technology Co., Ltd
上海始而信息科技有限公司
Beijing Bright Technology Co.,Ltd.
% 北京佰瑞德科
40%
60
JAJI (Shanghai) Co., Ltd.
加绩（上海）科技服务有限公司
100%
JAJI (Shanghai) Human Resource Co., Ltd.
加绩（上海）人力资源有限公司
100%
Shanghai Careerwin Management Consulting Co., Ltd.
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

Overview

We are a global information technology (“IT”), consulting and solutions service provider focused on delivering services to global institutions in banking, insurance and financial sectors, both in China and globally. For more than ten years, we have served as an IT solutions provider to a growing network of clients in the global financial industry, including large financial institutions from the US, Europe, Australia, Southeast Asia and Hong Kong, and their PRC-based IT centers. We have created and developed a particular market niche by providing turn-key financial solution. Since our inception, we have aimed to build one of the largest sales and service delivery platforms for IT services and solutions in China. We are fully committed of providing digital transformation services with focused on financial and technology in the banking, wealth management, e-commerce, and automotive industries, among others, through the utilization of innovative technology to achieve our client’s goals. We maintain nineteen delivery and/or R&D centers, of which ten are located in China (Shanghai, Beijing, Dalian, Tianjin, Xi’an, Chengdu, Guangzhou, Shenzhen, Hangzhou, and Hainan) and nine are located globally (Hong Kong SAR, the United States of America, Japan, Singapore, Australia, Malaysia, India, the Philippines, and Vietnam), to serve different customers in various geographic locations. By combining onsite or onshore support and consulting with scalable and high-efficiency offsite or offshore services and processing, we are able to meet client demands in a cost-effective manner while retaining significant operational flexibility. We believe that maintaining our Company as a proven, reliable partner to our financial industry clients both in China and globally positions us well to capture greater opportunities in the rapidly evolving global market for IT consulting and solutions.

Industry and Market Background

China’s Banking Industry

According to the 2021 annual report of China Banking and Insurance Regulatory Commission (CBIRC), China’s banking financial institutions had total assets of RMB 337.7 trillion (USD 53.0 trillion) at the end of 2021, a year-on-year increase of RMB 25.0 trillion (USD 3.9 trillion), or 8.0%. Total liabilities were RMB 308.4 trillion (USD 48.4 trillion), a year-on-year increase of RMB 22.1 trillion (USD 3.5 trillion), or 7.7%. The total assets of banking financial institutions were RMB 94.3 trillion (USD 14.8 trillion) in 2010. Over the past 10 years, the total assets of China’s banking financial institutions grew at a compound annual growth rate of more than 10%. However, the banking industry has faced many challenges, such as the competition with private capital, the participation of technological enterprises, changes in the financial market, the tightening of regulatory policies, and more diversified deposit substitute products, among others. Following the 2006 repeal of geographical and customer restrictions on foreign banks, the CBIRC continued the policies to open China’s banking industry for entry by foreign competitors to promote healthy competition in the industry. Since 2018, the CBIRC has announced three rounds of 34 new measures to further open up China to the outside world, such as abolishing or relaxing restrictions on foreign ownership, relaxing access conditions for foreign institutions and businesses, expanding the business scope of foreign institutions, optimizing regulatory rules for foreign institutions and simplifying administrative licensing procedures. By the end of May 2022, foreign banks had set up 41 foreign legal entities, 116 branches of foreign banks and 134 representative offices in China, with a total of 919 business institutions.

Software and Information Technology Service Industry in China

According to the 2021 Economic Performance of the Software Industry report of Ministry of Industry and Information Technology (MIIT), China’s software and information technology service industry has maintained a good performance, with robust revenue growth in software business, sustained profitability improvement, growth in software export, and increase in number of employees.

China’s software and information technology services industry has rapidly developed and grown in recent years. The MIIT data showed that the industry’s revenue reached RMB 9.5 trillion (USD 1.5 trillion) in 2021, an increase of 17.7% compared to 2020, a CAGR of 15.5% over the two-year period. There has been a sustained improvement in profitability. In 2021, the industry achieved a total profit of RMB 1.2 trillion (USD 0.2 trillion), an increase of 7.6% over the previous year. Software export continued to grow. In 2021, the software-related exports were USD 52.1 billion, an increase of 8.8% over the previous year. Of which, the export of software outsourcing services was USD 14.9 billion, an increase of 8.6% over the previous year.

Data Source: The Ministry of Industry and Information Technology, National Bureau of Statistics of China.

The development of China’s software and IT service industry is generally characterized by:

●	Software products —In 2021, the industry’s revenue from software products reached RMB 2.44 trillion (USD 0.4 trillion), an increase of 12.3% over the previous year, accounting for 25.7% of the industry’s revenue. Of which, the revenues from industrial software products increased by 24.8% to RMB 241.4 billion (USD 37.9 billion). The growth rate was 7.1% higher than the industry average.

●	Information technology services —In 2021, the industry’s revenue from information technology services increased by 20.0% to RMB 6.0 trillion (USD 0.9 trillion). The growth rate was 2.3% higher than the industry average. It accounted for 63.5% of the industry’s total revenue. Of which, the aggregate revenues from cloud and big data services were RMB 776.8 billion (USD 121.9 billion), up by 21.2% year-on-year. It accounted for 12.9% of the information technology services total revenue. Integrated circuit design services revenues reached RMB 217.4 billion (USD 34.1 billion), an increase of 21.3% over the previous year. E-commerce platform technical services revenues reached RMB 1.0 trillion (USD 0.2 trillion), an increase of 33.0% over the previous year.

●	Information security products and services – In 2021, the revenue of information security products and services reached RMB 182.5 billion (USD 28.6 billion), an increase of 13.0% over the previous year.

●	Embedded system software – In 2021, the revenue of embedded system software reached RMB 842.5 billion (USD 132.2 billion), an increase of 19.0% over the previous year.

●	Development on regional level — The eastern region maintained its rapid growth, while the central and western regions showed remarkable growth. In 2021, revenues from software business completed in eastern, central, western and northeastern regions were RMB 7.6 trillion (USD 1.2 trillion), RMB 461.8 billion (USD 72.5 billion), RMB 1.1 trillion (USD 0.2 trillion) and RMB 262.7 billion (USD 41.2 billion), respectively. The growth rates were 17.6%, 18.9%, 19.4% and 12.1% year-on-year, respectively, accounted for 80.2%,4.9%, 12.2% and 2.8% of the national software industry, respectively. Central and western regions achieved higher growth rates compared to the national average, at 1.2% and 1.7%, respectively.

Financial institutions/banking IT solutions refer to the software or IT related services provided by professional IT service providers who use their own experience and technology to meet each bank’s needs in business development, strategic development, and management efficiency. The market share of China’s Banking IT Solution Industry from 2011 are shown as below:

Data Source: IDC data

According to IDC’s 2021 China Banking IT Solution Market Share report, as the pandemic normalized, interest rate liberalization reform advanced, relevant policies were implemented, innovation of IT technology application increased, and the commercial scale expanded, banks continued to invest in fintech, the market demand for bank IT solutions expanded, and the market size maintained a sustained growth trend, showing characteristics of accelerated competition and differentiation.

In 2021, the overall market size of China’s banking IT solution market reached RMB 58.93 billion (USD 9.2 billion), an increase of 17.3% over 2020. IDC predicts that by 2026, the IT solution market for China’s banking industry will reach RMB 131.29 billion (USD 20.6 billion).

IDC research found that the overall banking IT solution market presents the following characteristics:

●	Continued to strengthen the promotion of digital transformation and improved the level of digital operation. In 2021, due to the impact of the pandemic and the downward pressure of the economy, the digital transformation of banks entered a stage of in-depth integration of business and technology, scenarios and services. Banking institutions supported the mainstream of business innovation and transformation through technological innovation and digital capability building. Banking institutions have significantly increased their investment in digital infrastructure, digital business development and digital channel development.

●	Continued to strengthen the independent innovation of emerging technologies and deepened scenario application. In 2021, the financial institutions and fintech service providers remained focus on technologies such as distributed core system, cloud native, AI, blockchain, and cloud architecture featuring high performance, distributed, and agile delivery. They continued to strengthen their R&D investment and application tests in emerging technologies, as well as in data migration to cloud or blockchain platforms to achieve automation and intelligent upgrade to their business and enhance their operation capability and service efficiency.

●	With an accelerated development of credit services, banks achieved remarkable results in inclusive finance. In 2021, China’s banking sector continued to increase credit support for key areas and weak links. The People’s Bank of China and other government agencies emphasized the “increased quantity, reduced price, improved quality and broader in scope” for small and micro credit services. In addition, they issued policies reducing service fees for small and micro businesses, as well as continuing the implementation of market-oriented loan interest rate mechanism. During this period, many commercial banks expanded credit services distribution and developed inclusive finance to further support and serve the real economy, and stabilize economic growth.

●	Outstanding benefit of data elements and evident market demand for data management. In 2021, the marketization of data elements became a hot trend. With the development of digital business in the banking industry, data elements are becoming more important. Many banks built data infrastructures, such as data lakes, data warehouses, and data middle platform in order to solve the problems in data quality and supply.

●	A greater emphasis on financial security and a continued focus on risk management and regulatory compliance. In 2021, while the pandemic persisted, banks accelerated their digital transformation initiative. The People’s Bank of China, China Banking and Insurance Regulatory Commission and other regulatory agencies placed a lot of emphasis on bank financial security and put forth a number of clear and specific regulatory requirements. As such, financial security became more important to banks. By leveraging digital technology, banks have strengthened the level of digital and intelligent risk management, regulatory compliance and regulatory reporting, which resulted in a significant growth in the related solution market.

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

Revenues from our banking area were approximately $67.7 million, $60.0 million, and $44.5 million for the years ended June 30, 2022, 2021, and 2020, respectively. Revenues from our banking area accounted for 44.5%, 47.6%, and 49.8% of our total revenues in fiscal years 2022, 2021, and 2020, respectively.

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

Revenues from our credit card area were approximately $6.6 million, $11.2 million, and $9.5 million for the years ended June 30, 2022, 2021, and 2020, respectively. Revenues from our credit card area accounted for 9.7%, 18.7%, and 21.3% of our banking revenues in fiscal years 2022, 2021, and 2020, respectively.

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

Revenues from our core banking area were approximately $61.1 million, $48.8 million, and $35.0 million for the years ended June 30, 2022, 2021, and 2020, respectively.

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

Revenues from our wealth management area were approximately $32.1 million, $25.2 million, and $19.2 million for the years ended June 30, 2022, 2021, and 2020, respectively. Revenues from our wealth management area accounted for 21.1%, 20.0%, 21.5% of our total revenues in fiscal years 2022,2021, and 2020, respectively.

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

Revenues from our e-Commerce area were approximately $29.4 million, $19.2 million, and $11.1 million for the years ended June 30, 2022, 2021, and 2020, respectively. Revenues from our e-Commerce area accounted for 19.4%, 15.2%, 12.4% of our total revenues in fiscal years 2022, 2021, and 2020, respectively.

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

Revenues from our automotive area were approximately $10.4 million, $8.5 million, and $3.6 million for the years ended June 30, 2022, 2021, and 2020, respectively. Revenues from our automotive area accounted for 6.8%, 6.7%, and 4.1% of our total revenues in fiscal 2022, 2021, and 2020, respectively.

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

Revenues from our IT consulting services were approximately $144.1 million, $122.3 million, $87.1 million, respectively. Revenues from our IT consulting services accounted for 94.8%, 97.0%, and 97.5% of our total revenues in fiscal years 2022, 2021, and 2020 respectively.

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

We launched our scenario-based digital currency application solution, which aims to enable financial institutions to drive growth in the digital economy. Gaining traction in the recent years, global financial institutions have accelerated the creation of financial ecosystems that can support digital currency, which led for CLPS to launch such solution. This solution leverages CLPS’s global services delivery capability and its expertise in banking, e-commerce, payment, risk control, digital marketing, and mobile development, among other areas. In addition, by integrating bank-enterprise interaction, smart contract, aggregate payment, retail settlement, supply chain management, marketing and promotion as an end-to-end service platform, a trading platform based on digital currency payment scenarios can be developed, helping financial institutions accelerate adoption and widespread use of digital currency.

A key strategic target of the People’s Bank of China, digital RMB has achieved significant progress in terms of application scenarios, transaction volume, number of accounts opened, and an expanded pilot scheme to more areas. Launching the pilot version of digital RMB application in major app stores, its introduction at the Beijing 2022 Winter Olympics, and its intended use in the 19th Asian Games all indicate that digital RMB are becoming more mature.

Through this solution, CLPS will be able to facilitate Chinese financial institutions create a better digital RMB application ecosystem, penetrate the market opportunity quickly, and expand customer acquisition channels. In addition, the solution can be customized based on corporate client’s demands, enabling a wide range of application scenarios.

We will continue to develop our new IT solutions to meet the evolving needs of our Chinese and global financial institutional clientele drawing upon the forward-looking research of our R&D center.

Revenues from our customized IT solution services were approximately $6.7 million, $3.1 million, and $1.8 million, respectively. Revenues from our customized IT solution services accounted for 4.4%, 2.5%, and 2.1% of our total revenues in fiscal years 2022, 2021, and 2020 respectively.

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

For the fiscal year 2022, revenues from existing and new clients accounted for 97.3% and 2.7% of the total revenue, respectively.

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

We launched our scenario-based digital currency application solution, which aims to enable financial institutions to drive growth in the digital economy. Through this solution, CLPS will be able to facilitate Chinese financial institutions create a better digital RMB application ecosystem, penetrate the market opportunity quickly, and expand customer acquisition channels. In addition, the solution can be customized based on corporate client’s demands, enabling a wide range of application scenarios.

We launched the commercial edition of our new generation credit card system product, CAKU. Built on an open source architecture, CAKU offers fast implementation and flexibility for replacing existing credit card system, giving global banking institutions a competitive edge in digital transformation. CAKU is a proprietary product that CLPS independently developed based on its extensive experience in the financial industry as well as its deep understanding in the current banking business demands and industry development trends.

●

Continue to invest in training and development of our world-class human capital base — We place a high priority on attracting, training, developing and retaining our human capital base to be increasingly competitive. Spearheaded by the CLPS Academy, we will continue to build our professional talent pool through our TCP and TDP to ensure the sustainable supply of financial IT talent resources. These programs are the result of our collaboration with Shanda University and utilization of a technical curriculum and professional certifications developed and maintained by our Company. We will continue to develop our scalable human capital platform by implementing resource planning and staffing systems and by attracting, training and developing high-quality professionals to form CLPS’s large talent pool in order to meet ever-changing clients’ needs. We will build on and leverage existing training programs and leverage the CLPS Academy, which we intend to expand to other key cities and other industries, such as the insurance sector, to tap deeper into CLPS’s talent pool. In addition to our dedicated training centers, we expect to open additional training centers overseas as we anticipate increasing demand for our services and solutions. We will continue to strengthen our collaboration with leading domestic universities to improve our on-campus recruiting results and help to better prepare graduates for work in our industry. Spearheaded by the CLPS Academy, the strength of our TCP/TDP program adds to our recognition in the industry by competitors and customers alike.

For the fiscal year 2022, we trained 250 interns who have successfully worked for our clients. In addition, through our wholly-owned subsidiary, CLPS Technology (Singapore) Pte. Ltd., we signed a Collaboration Agreement (the “Agreement”) with Educare Global Academy Pte. Ltd. (“Educare Global Academy”), a well-known private educational institution in Singapore. Under the Agreement, CLPS and Educare Global Academy will collaborate and integrate their respective industry expertise and resources to provide an education program focused on banking and fintech, the Post Graduate Diploma in New Banking Technologies: Application, Implementation & Legacy Systems Integration. This strategic partnership aligns the unique competitive advantages of both parties to produce highly skilled IT talents that can meet industry demands in Singapore and the neighboring countries in Southeast Asia.

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

CLPS, through its majority-owned subsidiary, JAJI (Shanghai) Co., Ltd. (“JAJI”), has entered into a strategic cooperation agreement (the “Agreement”) with Beijing Yusys Technologies Co., Ltd. (“Yusys Technologies”, 300674.SZ). Both parties will jointly conduct fintech-based initiatives including product promotion, project delivery and IT personnel training. Headquartered in Beijing, Yusys Technologies is an A-share company listed on the Shenzhen Stock Exchange. It provides fintech services and products such as IT consulting and planning, software products, solutions and implementation, operation, maintenance and testing, system integration and business operation for financial institutions.

The Capital Increase Agreement (the “Agreement”) transaction with Minshang Creative Technology Holdings Limited (“MCT”, 01632.HK) has been completed. CLPS, through its wholly-owned subsidiary, Growth Ring Ltd., and MCT now hold 53.33% and 46.67% in MSCT Investment Holdings Limited (“MSCT”), respectively. Through the Agreement, both parties have agreed to develop a next-generation loan trading software, a software as a service (SaaS) solution, and to explore financial technology services market in a global scale.

CLPS signed a definitive agreement with Beijing UniDev Software Co., Ltd. (“UniDev”), a Beijing-based IT services and solutions provider. CLPS, through its wholly owned subsidiary, ChinaLink Professional Services Co. Ltd., holds 15% ownership stake in UniDev. UniDev is focused on providing customized digital transformation solutions to companies and banks in Mainland China. It leverages its extensive experience to develop applications including intelligent emergency response system, safety production monitoring system, and intelligent finance solutions, among others. UniDev also explores the utilization and integration of artificial intelligence and big data applications into its solutions.

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

CLPS established CLPS Technology (Philippines) Corp. (“CLPS Philippines”) in Metro Manila. The formation of the Philippine subsidiary is in line with the Company’s global expansion strategy, particularly to extend its operation in Southeast Asia. CLPS Philippines has completed the initial phase of its business and started to be operational.

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

2. Talent Creation Program and Talent Development Program

Spearheaded by the CLPS Academy, we have established employee loyalty through the core engine of TCP and TDP programs both are integral parts of our supply chain which supports our service lines. Since 2008, our talent training services have offered training courses in five areas, including domain knowledge, technology skills, data security and management compliance training, soft skills for personnel; and English language skills including verbal and business correspondence for all level, especially for those who need to communicate with global customers directly on a daily basis. We believe that the depth and comprehensive nature of our talent training services are key features that distinguish us from our competitions. For more than ten years, the Company has been recruiting, training, developing and retaining human capital and talents. We have been developing and upgrading our CLPS Virtual Banking Platform (CLB) to train specialized financial IT professionals. CLB is one of the crucial components which enables our Talent Creation Program. It contains a full set of banking application modules covering areas such as core banking, credit cards and wealth management incorporated with cutting-edge technologies, such as JAVA, Android & iOS, HTML and big data. We select qualified students each year to participate in our training program. During their junior and senior years, the students learn to implement the concepts covered by our TCP platform along with their other computer science theory and coursework. Thereafter, the students join us as interns to continue improving their software development skills and will eventually become part of our development teams. As a result, graduates have an equivalent of nine months’ worth of “on the job” training and experience. For the fiscal year 2022, we trained 250 interns who have successfully worked for our clients. In addition, through our wholly-owned subsidiary, CLPS Technology (Singapore) Pte. Ltd., we signed a Collaboration Agreement (the “Agreement”) with Educare Global Academy Pte. Ltd. (“Educare Global Academy”), a well-known private educational institution in Singapore. Under the Agreement, CLPS and Educare Global Academy will collaborate and integrate their respective industry expertise and resources to provide an education program focused on banking and fintech, the Post Graduate Diploma in New Banking Technologies: Application, Implementation & Legacy Systems Integration. This strategic partnership aligns the unique competitive advantages of both parties to produce highly skilled IT talents that can meet industry demands in Singapore and the neighboring countries in Southeast Asia.

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

As of fiscal year 2022, CLPS maintained more than 3,824 employees, of which, more than 3,420 IT talents serve our customers. Among them, more than 96% work full-time for customers and the rest of the 4% work on project-based such as IT engineers, project managers, business analysts, among others, or are involved in research of innovative projects.

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

Sales and Marketing

We have invested in building a broad sales force and marketing team. As of June 30, 2022, our business development teams consisted of 36 full-time sales and marketing personnel, including 33 sales managers, each of whom is responsible for a designated sales region or client account. We plan to enhance our sales efforts by recruiting more sales personnel both domestically and overseas.

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

Following the upgrade of our credit card system product, a joint effort of CLPS Innovation Lab and Credit Card Service teams, launch of the commercial edition of its new generation credit card system product, CAKU. Built on an open source architecture, CAKU offers fast implementation and flexibility for replacing existing credit card system, giving global banking institutions a competitive edge in digital transformation. CAKU is a proprietary product that CLPS independently developed based on its extensive experience in the financial industry as well as its deep understanding in the current banking business demands and industry development trends. CAKU has been comprehensively optimized and upgraded based on CLPS’s initial credit card product from 2015. A product developed to enable digital transformation, CAKU has made breakthroughs in the following areas:

●	Architectural design- CAKU has adopted an independent, secure and reliable distributed architecture, using a flexible unitized system to divide into microservices that creates an open source platform solution, is independent from mainframe platform, and is able to iterate faster;

●	Business application- CAKU offers a new ’scenario-driven’ business model, featuring over a thousand standardized business components, more than 1,000 API interfaces, and more than 8,000 business parameters, to ensure that the credit card system is configurable and provides refined management and fast parameterization;

●	Technological innovation- CAKU features a high performance, high availability and high expansibility system based on an advanced real-time entry design scheme, graphics engine design concept and powerful front-end transaction, which can meet the process requirement of over 200,000 transactions per second (TPS). When a failure occurs, the recovery time objective (RTO) is less than 30 seconds, and the recovery point objective (RPO) is zero. Additionally, it supports 24/7 uninterrupted operation and unlimited card issuance.

The above-mentioned advantages of CAKU will overcome the limitations of the previous credit card core system, such as fixed business, outdated technology, high cost, and poor user interface. It will also provide strong support in the demand for digital upgrade on domestic and foreign banks’ credit card core system.

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

Employees

We believe resource management and planning is critically important to supporting our growth, and we are committed to effectively recruiting, training, developing and retaining our human capital. Our total number of employees has grown to 3,824 employees as of June 30, 2022 from 3,352 employees in June 30, 2021. Approximately 70% of our personnel are dedicated to serving our foreign financial institution clients. Such personnel maintain up to date financial domain knowledge, technical development and testing skills in Java, .Net, C, C++, testing tools, android or iOS app, blockchain, big data, cloud computing and mainframe COBOL. None of our employees are represented by a labor union or collective bargaining agreements. We consider our employee relations to be good. We believe that attracting and retaining highly experienced associates and sales and marketing personnel is a key to our success. In addition, we believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

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

We have registered for the following trademarks:

Mark	Country of Registration	Application Number	Class/Description	Current Owner	Status
	China	19288958	Class 9: Recorded computer programs (programs); Recorded computer operating programs Computer peripherals; Computer software (recorded); Connector (data processing equipment); Monitor program (computer program); Electronic publications (downloadable); Computer program (downloadable software); Downloadable computer application software; Computer hardware	ChinaLink Professional Services Co., Ltd.	Registered

	China	19289112	Class 38: Information transmission; Computer terminal communication; Computer-aided information and image transmission; Information transmission equipment rental; Provide telecommunications link services to connect with the global computer network; Telecommunications routing and junction services; Provide access service for global computer network users; Provide database access service; Digital file transfer Teleconference call service	ChinaLink Professional Services Co., Ltd.	Registered

	China	19289503	Class 9: Recorded computer programs (programs); Recorded computer operating programs; Computer peripherals; Computer software (recorded); Connector (data processing equipment); Monitor program (computer program); Electronic publications (downloadable); Computer program (downloadable software); Downloadable computer application software; Computer hardware	ChinaLink Professional Services Co., Ltd.	Registered

	China	19289341	Class 42: Technical research; Research or develop new products for others; Computer programming; Computer software design; Computer hardware design and development consulting; Computer software rental; Computer software maintenance; Computer system analysis; Computer software installation; Computer software consulting	ChinaLink Professional Services Co., Ltd.	Registered

	China	19289214	Class 41: Teaching; Education; Training; Practical training (demonstration); Employment guidance (education or training consultants); Arrange and organize academic seminars; Arrange and organize meetings; Arrange and organize general meeting; Arrange and organize symposium; Arrange and organize training classes	ChinaLink Professional Services Co., Ltd.	Registered

	Hong Kong, China	47628610	Class 36: Financial management; Financial consulting; Credit card payment processing; Debit card payment processing; Credit card issuing; Online banking service; Credit card related investigations; Electronic credit card transaction processing; Credit card issuance; Credit card verification; Credit card transaction processing service; Banking services	CLPS Technology (HONG KONG) Co., Ltd.	Registered

	Hong Kong, China	47629542	Class 41: Teaching; Education; Training; Arrange and organize academic seminars; Arrange and organize meetings; Arrange and organize training courses; Arrange and organize on-site education forums; Written publication (excluding advertising text); Book publication; Online publication of e-books and magazines; Provide non-downloadable online electronic publications	CLPS Technology (HONG KONG) Co., Ltd.	Registered

	China	54531262	Class 42: Technical research; Research and develop new products for other parties; Information technology consulting services; Industrial product design; Computer software update; Computer software design and development ; Computer software maintenance; Computer hardware design and development consulting; Cloud computing; computer programming	JAJI (Shanghai) Co., Ltd.	Registered

The following is a list of the Company’s copyrights:

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS HR Management Platform Software V1.0	China	2009SR015975	ChinaLink Professional Services Co., Ltd.	29th April 2009	Registered
CLPS Food and Beverage Report Analysis and Management Platform Software V1.0	China	2009SR060110	ChinaLink Professional Services Co., Ltd.	28th December 2009	Registered
CLPS Apparel Industry POS Management Platform Software V1.0	China	2009SR060102	ChinaLink Professional Services Co., Ltd.	28th December 2009	Registered
CLPS Express Information Interactive Platform Software V1.0	China	2009SR060112	ChinaLink Professional Services Co., Ltd.	28th December 2009	Registered
CLPS Chain Store Information Interactive Platform Software V1.0	China	2009SR060108	ChinaLink Professional Services Co., Ltd.	28th December 2009	Registered
CLPS Project Analysis and Management Platform Software V1.0	China	2009SR060169	ChinaLink Professional Services Co., Ltd.	28th December 2009	Registered
CLPS Payroll Accounting System Platform Software V1.0	China	2010SR043564	ChinaLink Professional Services Co., Ltd.	25th August 2010	Registered
CLPS Fast Moving Consumer Goods Frontline Staff Management Platform Software V1.0	China	2010SR043561	ChinaLink Professional Services Co., Ltd.	25th August 2010	Registered
CLPS Staff Management Platform Software V1.0	China	2010SR043562	ChinaLink Professional Services Co., Ltd.	25th August 2010	Registered
CLPS Coal Mining Enterprise Information System Management Platform Software V1.0	China	2010SR045449	ChinaLink Professional Services Co., Ltd.	1st September 2010	Registered
CLPS Campus Expense Card Web Service System Platform Software V1.0	China	2010SR045441	ChinaLink Professional Services Co., Ltd.	1st September 2010	Registered
CLPS Campus Expense Card Bathroom Management Service Software V1.0	China	2010SR045444	ChinaLink Professional Services Co., Ltd.	1st September 2010	Registered
CLPS Machinery Industry ERP Management Platform Software V1.0	China	2010SR045802	ChinaLink Professional Services Co., Ltd.	2nd September 2010	Registered
CLPS Assignment and Task Management Platform Software (short name: Assignment and Task Management System) V1.0	China	2011SR076863	ChinaLink Professional Services Co., Ltd.	25th October 2011	Registered
CLPS Marketing Assistant System Platform Software V1.0	China	2012SR096727	ChinaLink Professional Services Co., Ltd.	15th October 2012	Registered
CLPS Outsourcing Service Staff Management System Platform Software V1.0	China	2012SR096666	ChinaLink Professional Services Co., Ltd.	15th October 2012	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Outsourcing Service Staff System Background Management Software V1.0	China	2012SR096731	ChinaLink Professional Services Co., Ltd.	15th October 2012	Registered
CLPS Logistics Terminal Distribution Platform Software V1.0	China	2012SR096668	ChinaLink Professional Services Co., Ltd.	19th October 2012	Registered
CLPS HR Background Support Management System V1.0	China	2012SR098440	ChinaLink Professional Services Co., Ltd.	19th October 2012	Registered
CLPS HR Management System Platform Software (short name: HR Management System) V1.0	China	2012SR098429	ChinaLink Professional Services Co., Ltd.	19th October 2012	Registered
CLPS Outsourcing Service Staff Resume Entry System Platform Software V1.0	China	2012SR098687	ChinaLink Professional Services Co., Ltd.	19th October 2012	Registered
CLPS Bank Document Business Management Software (short name: Document Management) V1.0	China	2013SR054800	ChinaLink Professional Services Co., Ltd.	5th June 2013	Registered
CLPS Bank Monetary Transaction Management Software (short name: Monetary Transaction Management) V1.0	China	2013SR054796	ChinaLink Professional Services Co., Ltd.	5th June 2013	Registered
CLPS Bank Expense Management Software V1.0	China	2014SR168125	ChinaLink Professional Services Co., Ltd.	4th November 2014	Registered
CLPS Bank Repayment Process Software V1.0	China	2014SR168130	ChinaLink Professional Services Co., Ltd.	4th November 2014	Registered
CLPS Bank Point Accumulative Management Software V1.0	China	2014SR168132	ChinaLink Professional Services Co., Ltd.	4th November 2014	Registered
CLPS Bank Interest Process Software V1.0	China	2014SR168136	ChinaLink Professional Services Co., Ltd.	4th November 2014	Registered
CLPS Bank Credit Application Software V1.0	China	2014SR168138	ChinaLink Professional Services Co., Ltd.	4th November 2014	Registered
CLPS Mortgage Loan Plan Spreadsheet Tool Software (short name: Loan Spreadsheet) V1.0	China	2015SR198772	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Bank Product Management Software V1.0	China	2015SR198610	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered
CLPS Bank Deposit and Withdrawal Services Management Software V1.0	China	2015SR198176	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered
CLPS Bank Loan Application Management Software V1.0	China	2015SR198654	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered
CLPS Bank Repayment Management Software V1.0	China	2015SR198649	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered
CLPS Bank Exchange Rate Management Software V1.0	China	2015SR198774	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered
CLPS Bank Interest Settlement Software V1.0	China	2015SR198246	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered
CLPS Bank Foreign Exchange Transaction Software V1.0	China	2015SR198240	ChinaLink Professional Services Co., Ltd.	16th October 2015	Registered
CLPS Bank Investment Management Securities Business Software V1.0	China	2016SR376924	ChinaLink Professional Services Co., Ltd.	16th December 2016	Registered
CLPS Bank Big Data Decision-making Platform Customer Portrayal Software V1.0	China	2016SR382920	ChinaLink Professional Services Ca, Ltd.	20th December 2016	Registered
CLPS Internet Financial Cloud Mobile Banking Software V2.0	China	2016SR398821	ChinaLink Professional Services Co., Ltd.	27th December 2016	Registered
CLPS Wantong Calculus Mall Software V2.0	China	2017SR118507	CLPS Beijing Hengtong Co., Ltd.	17th April 2017	Registered
CLPS RC Rules Engine Software	China	2017SR169307	CLPS Ruicheng Co., Ltd.	9th May 2017	Registered
CLPS Internet Financing Collection Management Software V2.0	China	2017SR119266	CLPS Ruicheng Co., Ltd.	17th April 2017	Registered
CLPS Points Management Platform Software	China	2017SR119078	CLPS Ruicheng Co., Ltd.	17th April 2017	Registered
CLPS Full-web Order Receiving Unified Platform Management Software V2.0	China	2017SR202535	CLPS Ruicheng Co., Ltd.	24th May 2017	Registered
CLPS Quanxi Intelligent Marketing Platform Clients Growth Center Software V2.0	China	2017SR565576	ChinaLink Professional Services Co., Ltd.	13th October 2017	Registered
CLPS Enterprise Recruitment Intelligent Cooperation Platform Software V2.0	China	2017SR646712	ChinaLink Professional Services Co., Ltd.	24th November 2017	Registered
CLPS Intelligent Online Training Test Instructional Management Software V1.0	China	2017SR646507	ChinaLink Professional Services Co., Ltd.	24th November 2017	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Enterprise Internet Qinqin Loan Background Management Software V1.0	China	2017SR647634	ChinaLink Professional Services Co., Ltd.	24th November 2017	Registered
CLPS Blockchain Based Virtual Credits Background Management Software V2.0	China	2017SR645676	ChinaLink Professional Services Co., Ltd.	24th November 2017	Registered
CLPS Enterprise Talent Information Intelligent Management Software V2.0	China	2017SR645650	ChinaLink Professional Services Co., Ltd.	24th November 2017	Registered
CLPS Enterprise Recruitment Intelligent Cooperation Platform Software V2.0	China	2017SR647190	ChinaLink Professional Services Co., Ltd.	24th November 2017	Registered
CLPS General Points Platform and Business Center Software V1.0	China	2019SR0004653	ChinaLink Professional Services Co., Ltd.	2nd January 2019	Registered
CLPS Online Financial Microloan Software V1.0	China	2019SR0004669	ChinaLink Professional Services Co., Ltd.	2nd January 2019	Registered
CLPS Bank Customer Management Software V1.0	China	2019SR0004663	ChinaLink Professional Services Co., Ltd.	2nd January 2019	Registered
CLPS Online Financial Management Software V1.0	China	2019SR0140935	ChinaLink Professional Services Co., Ltd.	14th February 2019	Registered
CLPS Talent Training One-Stop Platform Software V1.0	China	2020SR0094641	ChinaLink Professional Services Co., Ltd.	19th January 2020	Registered
CLPS Project Management Software [PMS]V2.0	China	2020SR0095716	ChinaLink Professional Services Co., Ltd.	19th January 2020	Registered
CLPS Online Financial Management Software V2.0	China	2020SR0095716	ChinaLink Professional Services Co., Ltd.	19th January 2020	Registered
CLPS Online Financial Microloan Software V3.0	China	2020SR0094745	ChinaLink Professional Services Co., Ltd.	19th January 2020	Registered
CLPS Bank Customer Management Software V3.0	China	2020SR0095318	ChinaLink Professional Services Co., Ltd.	19th January 2020	Registered
CLPS Online Financial Accounting Management Software V1.0	China	2020SR0095725	ChinaLink Professional Services Co., Ltd.	19th January 2020	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Blockchain Based Virtual Credits Background Management Software V3.0	China	2020SR0224622	CLPS Guangzhou Co., Ltd.	9th March 2020	Registered
CLPS Enterprise Recruitment Intelligent Cooperation Platform Software V3.0	China	2020SR0224616	CLPS Guangzhou Co., Ltd.	9th March 2020	Registered
CLPS Enterprise Talent Information Intelligent Management Software (“ERP System”) V3.0	China	2020SR0224243	CLPS Guangzhou Co., Ltd.	9th March 2020	Registered
CLPS Ruicheng ERP-TRMS Software (“ERP-TRMS”) V1.0	China	2020SR1691822	CLPS Ruicheng Co., Ltd.	30th November 2020	Registered
CLPS Ruicheng BPM Organizational Structure and Process Approval Software (“BPM”) V1.0	China	2020SR1691823	CLPS Ruicheng Co., Ltd.	30th November 2020	Registered
CLPS Ruicheng Timesheet CLPS Management Software(“Timesheet”) V2.0	China	2020SR1691884	CLPS Ruicheng Co., Ltd.	30th November 2020	Registered
CLPS Ruicheng WeChat Based Timesheet Management Software (“Timesheet”) V1.0	China	2020SR1691802	CLPS Ruicheng Co., Ltd.	30th November 2020	Registered
JAJI China EKYC Based Mobile Banking Software(“Mobile Banking”) V1.0	China	2020SR1692693	JAJI (Shanghai) Co., Ltd.	30th November 2020	Registered
CLPS Project Management Software(“PMS”) V3.0	China	2021SR0113240	ChinaLink Professional Services Co., Ltd.	21st January 2021	Registered
CLPS Credit Card Comprehensive Information Platform Software(“ChinaLinkV”) V2.1.1	China	2021SR0113286	ChinaLink Professional Services Co., Ltd.	21st January 2021	Registered
CLPS Meeting Room Reservation Management Software(“Meeting”) V1,0	China	2021SR0113234	ChinaLink Professional Services Co., Ltd.	21st January 2021	Registered
CLPS BPM Organizational Structure and Process Approval Software(“BPM”) V2.0	China	2021SR0216840	ChinaLink Professional Services Co., Ltd.	7th February 2021	Registered
CLPS EKYC Based Mobile Banking Software (“Mobile Banking”) V2.0	China	2021SR0216890	ChinaLink Professional Services Co., Ltd.	7th February 2021	Registered
Hainan Qincheng BPM Organization Structure and Process Approval Software(“BPM”) V2.0	China	2021SR783928	Hainan Qincheng Software Technology Co., Ltd.	27th May 2021	Registered
Hainan Qincheng ERP-TRMS Software(“ERP-TRMS”) V2.0	China	2021SR0783904	Hainan Qincheng Software Technology Co., Ltd.	27th May 2021	Registered
Hainan Qincheng Timesheet Management Software(“Timesheet”) V3.0	China	2021SR0783929	Hainan Qincheng Software Technology Co., Ltd.	27th May 2021	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
Hainan Qincheng WeChat Based Timesheet Management Software (“Timesheet”) V2.0	China	2021SR0783905	Hainan Qincheng Software Technology Co., Ltd.	27th May 2021	Registered
JAJI Project Management Software V4.0	China	2021SR1775321	JAJI (Shanghai) Co., Ltd.	30th June 2021	Registered
CLPS Meeting Room Reservation Management Software V2.0	China	2021SR1628925	ChinaLink Professional Services Co., Ltd.	31st July 2021	Registered
JAJI One-Stop Platform for Talent Cultivation Based on Internationalization V2.0	China	2021SR1775007	JAJI (Shanghai) Co., Ltd.	28th September 2021	Registered
JAJI Project Lifeline Tracking Management System V1.0	China	2021SR1952575	JAJI (Shanghai) Co., Ltd.	30th September 2021	Registered
JAJI Salary Query Software V1.2	China	2021SR1952576	JAJI (Shanghai) Co., Ltd.	13th October 2021	Registered
JAJI Internet Financial Accounting Management Software V2.0	China	2021SR2008521	JAJI (Shanghai) Co., Ltd.	14th October 2021	Registered
JAJI Bank Clients Management Software Based on Distributed Architecture V1.0	China	2021SR1969086	JAJI (Shanghai) Co., Ltd.	14th October 2021	Registered
JAJI Talent Recommendation and Recruitment Mobile Platform Software V1.0	China	2021SR2085396	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI BPM BPM Organizational Structure and Process Approval Software V4.0	China	2021SR1880802	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI Online Finance Management Software Based on Distributed Architecture V1.0	China	2021SR2008522	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI Enterprise Talent Information Analysis and Management Software Based on Distributed Architecture V2.0	China	2021SR1901457	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI Mobile Banking System Based on Intelligent Face Recognition V1.0	China	2021SR1969085	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI Talent Resume Management DB Database Software V1.5	China	2021SR1952673	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI Business Points Mall WeChat Platform Software V1.0	China	2021SR1952574	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
CLPS EKYC Based Mobile Banking Software (“Mobile Banking”) V3.0	China	2021SR1617316	ChinaLink Professional Services Co., Ltd.	2nd November 2021	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Credit Card Comprehensive Information Platform Software(“ChinaLinkV”) V3.0	China	2021SR1617317	ChinaLink Professional Services Co., Ltd.	2nd November 2021	Registered
CLPS Credit Card Big Data Integrated Management Background Software V2.0	China	2021SR1619652	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Clearing Management Software V1.0	China	2021SR1619639	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Risk Management Software V1.0	China	2021SR1619640	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Account Establishment and Card Making Software V1.0	China	2021SR1619641	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Authorization Management Software V1.0	China	2021SR1619642	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Customer Service Management Software V1.0	China	2021SR1619643	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Merchant Consumption Integrated Comprehensive Management Software V1.0	China	2021SR1619651	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Internet Financing Collection Software V1.5	China	2021SR1666790	ChinaLink Professional Services Co., Ltd.	8th November 2021	Registered
CLPS Online Learning Platform Software V1.5	China	2021SR1666804	ChinaLink Professional Services Co., Ltd.	8th November 2021	Registered
JAJI Dual Recording Platform Software V1.0	China	2021SR2116913	JAJI (Shanghai) Co., Ltd.	17th November 2021	Registered

Properties

Our principal executive office is located at Unit 1102, 11th Floor, Millennium City III, 370 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR. We leased the premise and the lease term has expired on May 5, 2021. On June 7, 2021, CLPS, through its wholly-owned subsidiary, entered into a purchase agreement to acquire the commercial real estate for a consideration of US$3,860,000, which has been and will continue to be used as the Company’s principal executive office. The consideration was fully paid on July 21, 2021.

On July 30, 2021, CLPS, through its wholly-owned subsidiary, Noni Singapore, entered into a purchase agreement to acquire commercial real estate located at 60 Paya Lebar Road #05-29 and #05-30, Singapore for a consideration of US$4,614,743. The consideration was fully paid on October 25, 2021.

On September 24, 2021, CLPS, through its wholly-owned subsidiary, Arabian Jasmine, entered into a purchase agreement to acquire commercial real estate located at Unit 1-2, 10th Floor, Millennium City III, 370 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR for a consideration of US$11,286,971. The consideration was fully paid on December 8, 2021.

In addition, the Company manages and operates several other facilities. We rent office space in Shanghai, Tianjin, Shenzhen, Guangzhou, Dalian, Xi’an, Chengdu, Beijing, Baoding, Hainan, Singapore, Hong Kong, Japan, India, the U.S., and the Philippines. Rent expenses amounted to $1,085,888, $942,606, and $944,645 for the years ended June 30, 2022, 2021 and 2020, respectively. We believe our facilities are adequate for our current needs.

Facility	Address	Space (m2)
Shanghai Office	2nd Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong District, Shanghai, PRC	1,259.94

Shanghai Office	1st Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong District, Shanghai, PRC	914.62

Dalian Office	Room 501-503/504-506/507, 5/F, No. 30, Cuitao Street, High Tech Park, Ganjingzi District, Dalian, Liaoning Province, PRC	1,388.45

Tianjin Office	Room 5601-8, F6, Building No.5, Xinhuan West Road, TEDA, Tianjin, PRC	56.07

Shenzhen Office	Room 2804, Ludan Building, Guiyuan Street, Luohu District, Shenzhen, PRC	299.00

Guangzhou Office	Room 409-411, Tower B, China Shine Plaza, No. 9 Linhe Xi Road, Tianhe District, Guangzhou, Guangdong, PRC	331.16

Xi’an Office	Room 1901,Tower C2 of Yunhuigu Software Park, Yunshui 1st Road, Xi ‘an High-Tech Zone, Xian, PRC	1,989.32

Chengdu Office	Unit 04,05, 12/Floor, Tower 2, 88 Jitai 5th Road, Gaoxin District, Chengdu, Sichuan District, PRC	120.00

Beijing Office	Room 1329-1332, 13th Floor, Building 2, Yard 26, Chengtong Road, Shijingshan District, Beijing, PRC	222.88

Singapore Office	10 UBI Crescent, #03-29, UBI Techpark, Singapore, 408564	84

Singapore Office	141 Cecil Street, #06-07, Tung Ann Association Building, Singapore, 069541	27.87

Hong Kong Office	Unit 1102, Level 11, Millennium City III, 370 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong	210.15

Japan Office	4F 1-36-3 Nihonbashi-Kakigara-cho,Chuo-ku,Tokyo, Japan, 103-0014	40.17

India Office	Unit No. 222, DLF Cybercity, Idco Info Park, Technology Corridor, Chandaka Industrial Estate, Bhubaneswar, Odisha, India, 751024	113.85

US Office	1460 Mission Street, San Francisco, CA 94103	6

Hainan Office	Room B1013, Binhai Avenue, 109-9 Haihang Plaza, Hainan, PRC	63.62

Hangzhou Office	Room 308, Building 4, 970-1 Gaojiao Road, Yuhang District, Hangzhou , Zhejiang, PRC	106.8

Hong Kong Office	10/F, Level 10 Millennium City 3, 378 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong	756.23

Philippines Office	20th Floor, Picadilly Star Building, 4th Avenue Corner 27th Street, Bonifacio Global City, Fort Bonifacio, Taguig City, Metro Manila, Philippines	10

Vietnam Office	12th Floor, Viettel Complex Building, No. 285 Cach Mang Thang Tam Street, Ward 12, District 10, Ho Chi Minh City, Vietnam	10

Singapore Office	60 Paya Lebar Road #05-29&#05-30, Paya Lebar Square, Singapore, 409051	270

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

For more than ten years, we have served as an IT solutions provider to a growing network of clients in the global financial industry, including large financial institutions from the US, Europe, Australia, Southeast Asia. and Hong Kong, and their PRC-based IT centers. We have created and developed a particular market niche by providing turn-key financial solutions. Since our inception, we have aimed to build one of the largest sales and service delivery platforms for IT services and solutions in China. We are fully committed of providing digital transformation services with focused on financial and technology in the banking, wealth management, e-commerce, and automotive industries, among others, through the utilization of innovative technology to achieve our client’s goals. We maintain nineteen delivery and/or R&D centers, of which ten are located in Mainland China (Shanghai, Beijing, Dalian, Tianjin, Xi’an, Chengdu, Guangzhou, Shenzhen, Hangzhou, and Hainan) and nine are located globally (Hong Kong SAR, the United States of America, Japan, Singapore, Australia, Malaysia, India, the Philippines, and Vietnam), to serve different customers in various geographic locations. By combining onsite or onshore support and consulting with scalable and high-efficiency offsite or offshore services and processing, we are able to meet client demands in a cost-effective manner while retaining significant operational flexibility. We believe that maintaining our Company as a proven, reliable partner to our financial industry clients both in China and globally positions us well to capture greater opportunities in the rapidly evolving global market for IT consulting and solutions.

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

The Company is dedicated to providing a full range of services and solutions across technology needs in finance. In recent years, we have both one of the largest IBM mainframe teams, and the largest VisionPLUS team in China, providing both development and implementation of core banking, credit card, online and e-commerce systems, as well as expertise across technology stacks including J2EE, .Net, C, C++ and mobile. We are ISO 9001, ISO 14001, ISO 27001, CMMI 5, and TMMi 3 certified, and have been granted certificates of recognition by the Shanghai government, including Enterprise Software Certification, High-tech Enterprise, Little Giant Company for Science and Technology and Professional Talent Development Training Camp.

Our operations are primarily based in mainland China, where we derive a substantial portion of our revenues. For the years ended June 30, 2022, 2021 and 2020, our revenues were $152.0 million, $126.1 million, and $89.4 million, respectively. Revenues generated outside of mainland China were approximately $14.1 million, $13.6 million and $10.6 million for fiscal 2022, 2021 and 2020, respectively. We had a net income of $4.6 million in fiscal 2022, a net income of $7.0 million in fiscal 2021, and a net income of $3.1 million in fiscal 2020, respectively. We had a non-GAAP net income of $11.8 million in fiscal 2022. Our total assets as of June 30, 2022 were $101.9 million of which cash and cash equivalent amounted to $18.4 million. Our total liabilities as of June 30, 2022 were $34.1 million.

Factors Affecting Our Results of Operations

We believe the most significant factors that affect our business and results of operations include the following:

●	Our ability to obtain new clients and repeat business from existing clients. Revenues from individual clients typically grow over time as we seek to increase the number and scope of services provided to each client, and as clients increase the complexity and scope of the work outsourced to us. Therefore, our ability to obtain new clients, as well as our ability to maintain and increase business from our existing clients, has a significant effect on our results of operations and financial condition. During fiscal 2022, our revenue derived from our IT consulting services increased by 17.8% or $21.8 million from fiscal 2021, mainly attributable to revenue growth from our existing clients. IT consulting services revenue from new clients amounted to approximately $3.5 million in fiscal 2022. During fiscal 2021, our revenue derived from our IT consulting services increased by 40.3% or $35.2 million from fiscal 2020, mainly attributable to revenue growth from our existing clients. IT consulting services revenue from new clients amounted to approximately $8.4 million in fiscal 2021.

●	Our ability to expand our portfolio of service offerings. We intend to increase our revenues by continuing to expand our service offerings, providing quality service to our existing customers and attracting new customers. Through research and development, targeted hiring and strategic acquisitions, we have proactively invested in broadening our existing service lines, including those for serving our specific industry verticals.

●	Our ability to attract, retain and motivate qualified employees. Our ability to attract, train and retain a large and cost-effective pool of qualified professionals, including our ability to leverage and expand our proprietary database of qualified IT professionals, to develop additional joint training programs with universities, and our employees’ job satisfaction, will affect our financial performance.

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

Amounts
Cash acquired	$268,014
Accounts receivable, net	325,888
Prepayments, deposits and other assets, net	67,570
Property and equipment, net	1,875
Intangible assets, net	339,883
Salaries and benefits payable	(86,483)
Tax payables	(16,147)
Accounts payable and other current liabilities	(259,361)
Deferred tax liabilities	(65,264)
Noncontrolling interests	(290,994)
Goodwill	195,080
Total consideration	$480,061

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

On May 31, 2021, CLPS SG entered into an agreement with Sharma Devendra Prasad to sell its 80% interests in Infogain at a cash consideration of $75,672 (SGD100,000). Sharma Devendra Prasad is the shareholder of the 20% noncontrolling interests in Infogain and was the original shareholder of the 80% interest in Infogain acquired by CLPS SG in 2019. After the disposal, the Company was no longer a shareholder of Infogain and deconsolidated Infogain’s financial results from the Company’s financial statements from June 1, 2021. The Company recognized a total gain of $9,022 (SGD 11,921) from the transaction in “Other income, net” in the consolidated statements of comprehensive income or the year ended June 30, 2021. The deconsolidation of Infogain did not meet the definition of a discontinued operation in accordance with ASC 205-20, Presentation of Financial Statements – Discontinued Operations (“ASC 205-20”), as the disposal of Infogain did not represent a shift in the Company’s strategy that has (or will have) a major effect on an entity’s operations and financial results.

Investment in and disposal of CLPS Lihong

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

In July 2021, the Company sold its remaining 7% equity interest of CLPS Lihong to the third party for the consideration of $645,122 (RMB 4.2 million) which was received on July 27,2021. After the equity transfer, the Company no longer holds any equity interest in CLPS Lihong.

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

Investment in and disposal of CLPS Guangdong Zhichuang

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

In April 2022, the Company sold its 10% equity interest in CLPS Guangdong Zhichuang to the other shareholder for $0.1 million (RMB 900,000). After the disposal, the Company no longer holds any equity interest in CLPS Guangdong Zhichuang.

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

Investment in UniDev

On July 8, 2021, the Company reached a capital increase agreement with two third parties of the target company Beijing UniDev Software Co., Ltd. (“UniDev”). After the capital increase, the Company holds 15% of equity interest in UniDev for $0.26 million (RMB 1,689,000).

Investment in Fuson

On August 1, 2021, the Company reached an equity transfer and capital increase agreement with a third party of the target company Fuson Group Limited (“Fuson”). After the equity transfer and capital increase, the Company holds 35.02% of equity interest in Fuson for $0.16 million (HKD 1,225,000). The Company made the first payment of $0.08 million (HKD 612,500) on August 16, 2021.

Acquisition of MSCT

On August 16, 2021, Growth Ring reached a capital increase agreement with the prior shareholder of MSCT. After the capital increase, the Company holds 53.33% equity interest in MSCT and its wholly owned subsidiaries. The Company injected the capital of $0.2 million (HKD 1,600,000) on August 16, 2021.

As MSCT does not possess all the elements that are necessary to conduct normal operations as a business and had not yet commenced operations, the transactions were accounted for asset combinations using a cost accumulation and allocation model under which the cost of the acquisition is allocated to the assets acquired and liabilities assumed. The carrying amounts of the net identifiable assets of MSCT as of the date of acquisition were as follows:

Amounts
Cash acquired	$205,711
Technology	151,168
Other payable and other current liabilities	(5,390)
Deferred tax liabilities	(23,971)
Noncontrolling interests	(121,807)
Total consideration	$205,711

Identifiable intangible assets acquired include technology, which were valued using an income approach and determined to carry estimated remaining useful lives of approximately ten years.

Results of Operations

Results of Operations for Continuing Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	For the years ended June 30,
	2022	2021	2020

Revenues	$152,022,381	$126,061,693	$89,415,798
Less: Cost of revenues	(111,033,345)	(85,890,757)	(58,296,097)
Gross profit	40,989,036	40,170,936	31,119,701

Operating incomes (expenses):
Selling and marketing expenses	(4,103,066)	(3,753,236)	(3,059,877)
Research and development expenses	(7,971,145)	(13,337,913)	(10,436,975)
General and administrative expenses	(23,045,664)	(16,784,688)	(16,343,936)
Subsidies and other operating income	1,536,394	2,080,087	1,927,230
Total operating expenses	(33,583,481)	(31,795,750)	(27,913,558)
Income from operation	7,405,555	8,375,186	3,206,143
Other income	854,250	296,319	608,638
Other expenses	(575,605)	(351,045)	(107,322)

Income before income tax and share of income in equity investees	7,684,200	8,320,460	3,707,459
Provision for income taxes	3,045,992	1,257,124	835,444
Income before share of income in equity investees	4,638,208	7,063,336	2,872,015
Share of (loss) income in equity investees, net of tax	(50,297)	(44,121)	207,363
Net income	4,587,911	7,019,215	3,079,378
Less: Net income attributable to noncontrolling interests	132,483	202,643	141,139
Net income attributable to CLPS Incorporation’s shareholders	$4,455,428	$6,816,572	$2,938,239

Basic earnings per common share	0.21	0.39	0.20
Weighted average number of share outstanding – basic	20,924,683	17,279,443	14,689,224
Diluted earnings per common share	0.21	0.39	0.20
Weighted average number of share outstanding – diluted	21,057,063	17,569,440	14,692,299

Supplemental information:
Non-GAAP income before income tax and share of income of equity investees	14,869,062	13,449,156	7,711,539
Non-GAAP net income	11,772,773	12,147,911	7,083,458
Non-GAAP net income attributable to CLPS Incorporation’s shareholders	11,640,290	11,945,268	6,942,319
Non-GAAP basic earnings per common share	0.56	0.69	0.47
Weighted average number of share outstanding – basic	20,924,683	17,279,443	14,689,224
Non-GAAP diluted earnings per common share	0.55	0.68	0.47
Weighted average number of share outstanding – diluted	21,057,063	17,569,440	14,692,299

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

For the year ended June 30, 2022

Cost of revenues	(111,033,345)
Less: share-based compensation expenses	(36,906)

Non-GAAP cost of revenues	(110,996,439)

Selling and marketing expenses	(4,103,066)
Less: share-based compensation expenses	(165,209)

Non-GAAP selling and marketing expenses	(3,937,857)

General and administrative expenses	(23,045,664)
Less: share-based compensation expenses	(6,982,747)

Non-GAAP general and administrative expenses	(16,062,917)

Income before income tax and share of income in equity investees	7,684,200
Add: share-based compensation expenses	7,184,862

Non-GAAP income before income tax and share of loss of equity investees	14,869,062

Net income	4,587,911
Add: share-based compensation expenses	7,184,862

Non-GAAP net income	11,772,773

Net income attributable to CLPS Incorporation’s shareholders	4,455,428
Add: share-based compensation expenses	7,184,862

Non-GAAP net income attributable to CLPS Incorporation’s shareholders	11,640,290

Weighted average number of share outstanding used in computing GAAP and non-GAAP basic earnings	20,924,683
GAAP basic earnings per common share	0.21
Add: share-based compensation expenses	0.35
Non-GAAP basic earnings per common share	0.56

Weighted average number of share outstanding used in computing GAAP diluted earnings	21,057,063
Weighted average number of share outstanding used in computing non-GAAP diluted earnings	21,057,063

GAAP diluted earnings per common share	0.21
Add: share-based compensation expenses	0.34
Non-GAAP diluted earnings per common share	0.55

For the Years Ended June 30, 2022 and 2021

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

The following table presents our revenues by our service lines.

	For the Year ended June 30,
	2022		2021
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

IT consulting services	$144,092,811	94.8%	$122,273,395	97.0%	21,819,416	17.8%
Customized IT solution services	6,738,118	4.4%	3,130,646	2.5%	3,607,472	115.2%
Other	1,191,452	0.8%	657,652	0.5%	533,800	81.2%
Total	152,022,381	100.0%	126,061,693	100.0%	25,960,688	20.6%

Our total revenues increased by approximately $26.0 million, or 20.6%, to approximately $152.0 million for the fiscal year ended June 30, 2022 from approximately $126.1 million for the fiscal year ended June 30, 2021. The overall growth in our revenues reflects an increase in revenues from our IT consulting services and derived primarily from existing customers.

For the year ended June 30, 2022, revenue derived from our IT consulting services increased by 17.8% to $144.1 million from $122.3 million in fiscal 2021, primarily reflecting the increasing demands for our IT consulting services from banks and other financial institutions. For fiscal 2022 and 2021, 41.2% and 40.1% of our IT consulting services revenue were from international banks, respectively. In fiscal 2022, we strengthened our expertise in the financial industry to leverage our existing industry knowledge and grew our customer base of local Chinese financial institutions.

Revenue from customized IT solution services increased by $3.6 million, or 115.2%, to $6.7 million for the year ended June 30, 2021, from $3.1 million in the same period of the previous year. The increase was primarily due to increasing demand from existing clients.

Revenue from other services increased by $0.5 million, or 81.2%, to $1.2 million for the year ended June 30, 2022, from $0.7 million in the prior year period.

The number of clients increased by 14, or 5.6%, to 265 for the year ended June 30, 2022 from 251 in the prior year period. Revenues from top five clients accounted for 49.0% and 45.7% of the Company’s total revenues for fiscal 2022 and 2021, respectively.

Revenue generated outside of mainland China for the year ended June 30, 2022 accounted for 9.3% of total revenue compared to 10.7% in the prior year period.

Cost of revenues

Our cost of revenues mainly consisted of compensation benefit expenses for our IT professionals, travel expenses and material costs. Our cost of revenues increased by $25.1 million or 29.3% to approximately $111.0 million in fiscal 2022 from approximately $85.9 million in fiscal 2021 primarily as a result of optimization of our R&D staff structure by allocating a number of staff to deliver IT services to meet the increased demand, as well as the lockdown in cities where our operations were impacted such as Shanghai, following the resurgence of COVID-19 cases and the increased prevention costs associated with it. As a percentage of revenues, our cost of revenues was 73.0% and 68.1% for fiscal 2022 and 2021, respectively.

Gross profit and gross margin

Our gross profit increased by $0.8 million, or 2.0%, to approximately $41.0 million in fiscal 2022 from approximately $40.2 million in fiscal 2021. Gross margin decreased to 27.0% in fiscal 2022 from 31.9% for the same period of last year.

Selling and marketing expenses

Selling and marketing expenses primarily consisted of salary and compensation expenses relating to our sales and marketing personnel, and also included entertainment, travel and transportation, and other expenses relating to our marketing activities.

Selling and marketing expenses increased by $0.3 million or 9.3% to $4.1 million in fiscal 2022 from $3.8 million in fiscal 2021. Accordingly, as a percentage of sales, our selling expenses were 2.7% of revenues in fiscal 2022 compared to 3.0% in fiscal 2021. We expect our selling and marketing expenses to increase as we continue our business expansion, we expect these expenses to remain relatively steady as a percentage of our net revenues to support our business growth in the future.

Research and development (“R&D”) expenses

R&D expenses primarily consisted of compensation and benefit expenses relating to our research and development personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses were $8.0 million in fiscal 2022, which decreased by $5.3 million or 40.2% compared to $13.3 million in fiscal 2021, representing 5.2% and 10.6% of our total revenues for fiscal 2022 and 2021, respectively. The decrease was primarily due to the optimization of our R&D staff structure by allocating a number of staff to deliver IT services to meet the increased demand.

General and administrative expenses

General and administrative expenses primarily consisted of salary and compensation expenses relating to our finance, legal, human resources and executive office personnel, and included share-based compensation expenses, rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs.

General and administrative expenses increased by $6.2 million, or 37.3%, to $23.0 million in fiscal 2022 from $16.8 million in the prior year. After the deduction of $7.2 million non-cash share-based compensation expenses related to the grants under the 2020 Incentive Compensation Plan, non-GAAP general and administrative expenses increased by $4.3 million, or 36.3%, to $16.1 million in fiscal 2022 from $11.8 million in the same period of the previous year.

Subsidies and other operating income

Subsidies and other operating income primarily included government subsidies which represented amounts granted by local government authorities as a general incentive for us to promote development of the local technology industry. The Company records government subsidies in subsidies and other operating income upon received and when there is no further performance obligation. Total government subsidies amounted to $1.5 million and $2.1 million in fiscal 2022 and 2021, respectively.

Income before income taxes and share of loss in equity investees

Income before income taxes and share of loss in equity investees decreased by $0.6 million to a $7.7 million income in fiscal 2022 from an income of $8.3 million in fiscal 2021. After the deduction of non-cash share-based compensation expenses, non-GAAP income before income taxes and share of loss in equity investees increased by $1.5 million, or 10.6%, to $14.9 million in fiscal 2022 from $13.4 million in the same period of the previous year.

Provision for income taxes

Our provision for income taxes in fiscal 2022 increased by $1.7 million to $3.0 million from $1.3 million provision for income taxes in fiscal 2021, mainly due to a higher effective tax rate at 25.0%, the standard statutory corporate income tax rate in mainland China. By renewing our High and New Technology Enterprise status this year, we will be entitled to a corporate income tax preferential rate of 15.0%.

Share of loss in equity investees, net of tax

The share of loss in equity investees, net of tax in fiscal 2022 was net equity investment loss of SSIT, EMIT and Fuson. The share of loss in equity investees, net of tax in fiscal 2021 was net equity investment loss of SSIT and EMIT.

Net income

Net income decreased by $2.4 million or 34.6% to $4.6 million in fiscal 2022 from a net income of $7.0 million in fiscal 2021. After the deduction of $7.2 million non-cash share-based compensation expenses, non-GAAP net income decreased by $0.3 million, or 3.1%, to $11.8 million in fiscal 2022 from $12.1 million in the previous year.

Other comprehensive (loss) income

Foreign currency translation adjustments amounted to loss of $1.8 million and income of $2.6 million for the years ended June 30, 2022 and 2021, respectively. The balance sheet amounts with the exception of equity as of June 30, 2022 were translated at 6.6981 RMB to 1.00 USD as compared to 6.4566 RMB to 1.00 USD as of June 30, 2021. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended June 30, 2022 and 2021 were 6.4554 RMB to 1.00 USD and 6.6212 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

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

General and administrative expenses increased by $0.5 million, or 2.7%, to $16.8 million in fiscal 2021 from $16.3 million in the prior year. After the deduction of $5.1 million non-cash share-based compensation expenses related to the grants under the 2017 Incentive Compensation Plan, non-GAAP general and administrative expenses decreased by $0.8 million, or 6.2%, to $11.8 million in fiscal 2021 from $12.6 million in the same period of the previous year.

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

Income before income taxes and share of (loss) income in equity investees

Income before income taxes and share of (loss) income in equity investees increased by $4.6 million to a $8.3 million income in fiscal 2021 from an income of $3.7 million in fiscal 2020. After the deduction of non-cash share-based compensation expenses, non-GAAP income before income taxes and share of (loss) income in equity investees increased by $5.7 million, or 74.4%, to $13.4 million in fiscal 2021 from $7.7 million in the same period of the previous year.

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

Cash Flows through Our Organization

CLPS Incorporation is a holding company with no operations of its own. We conduct our operations in mainland China primarily through our subsidiaries in mainland China. As a result, although other means are available for us to obtain financing at the holding company level, CLPS Incorporation’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to CLPS Incorporation. In addition, our PRC subsidiaries are permitted to pay dividends to CLPS Incorporation only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds. Under PRC law, CLPS Incorporation may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. The subsidiaries have not declared or paid any cash dividends to the holding company. CLPS Incorporation has not declared or paid any cash dividends to pay any cash dividends on its ordinary shares. The Company provides cash support to its subsidiaries according its business development plan. For fiscal year 2020, 2021, 2022, the Company provided cash support to its subsidiaries in Mainland China, Singapore and Hong Kong SAR. The amounts were offset when the Company’s consolidated financial statements were prepared. The balances due from subsidiaries to the Company were US$7.1 million, US$7.6 million, and US$22.8 million as of June 30 for fiscal 2020, 2021 and 2022, respectively. The subsidiaries provide cash support to the Company according its business development plan. The balances due to subsidiaries from the Company were Nil, Nil and US$7.1 million. as of June 30 for fiscal 2020, 2021 and 2022, respectively. The balances were reflected in the section “PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION” in our financial statements for fiscal 2020, 2021, and 2022, respectively. For the years ended June 30, 2020, 2021 and 2022, cash and cash equivalents of PRC companies were RMB 77.91 million (US$11.03 million), 62.66 million (US$9.71 million), and 99.0 million (US$14.8 million).

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

As of June 30, 2022, we had cash and cash equivalents of approximately $18.4 million. Our current assets were approximately $76.8 million, and our current liabilities were approximately $30.4 million. Total shareholders’ equity as of June 30, 2022 was approximately $67.8 million. We believe that we will have sufficient working capital to operate our business for the next 12 months from the issuance date of this report.

Substantially all of our operations are conducted in China and all of our revenue, expenses, cash and cash equivalents are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of June 30, 2022, cash and cash equivalents of approximately RMB99.0 million ($14.8 million), SGD2.8 million ($2.0 million), AUD0.01 million ($0.007 million), HKD9.4 million ($1.2 million), INR0.3 million ($0.004 million),MYR0.4 million ($0.08 million), JPY10.2 million ($0.08 million), USD0.1 million, and PHP5.1 million ($0.09 million) were held by the Company and its subsidiaries in Mainland China, Singapore, Australia, Hong Kong, India, Malaysia, Japan, the United States of America and Philippines, respectively. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. The Company plans to fund working capital through its operations, bank borrowings and additional capital contribution from shareholders. Our operating cash flow was positive for the year ended June 30, 2022. We have historically funded our working capital needs primarily from operations, advance payments from customers and loans from shareholders. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our sales contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended June 30,
	2022	2021	2020
Net cash provided by (used in) operating activities	3,200,889	$(2,609,773)	$5,931,124
Net cash (used in) provided by investing activities	(16,290,683)	(5,619,471)	173,229
Net cash provided by financing activities	7,474,641	19,340,588	125,362
Effect of exchange rate change	(727,242)	975,918	(178,930)
Net (decrease) increase in cash	(6,342,395)	12,087,262	6,050,785
Cash and cash equivalents at the beginning of the year	24,739,382	12,652,120	6,601,335
Cash and cash equivalents at the end of the year	18,396,987	$24,739,382	$12,652,120

Operating Activities

Net cash provided by operating activities was approximately $3.2 million in fiscal 2022, including net income of $4.6 million, adjusted for non-cash items of $8.2 million and negative adjustments for changes in operating assets and liabilities of $9.6 million. The adjustments for changes in operating assets and liabilities mainly included the increase in accounts receivable of $12.3 million due to increased sales in fiscal 2022. During fiscal 2022, our accounts receivable turnover was 116 days, an increase of 16 days from 100 days in fiscal 2021. The adjustments for changes in operating assets and liabilities also included an increase in salaries and benefits payable of $0.2 million and an increase in accounts payable and other liabilities of $1.7 million in fiscal 2022.

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

Investing Activities

Net cash used in investing activities was approximately $16.3 million in fiscal 2022, primarily due to our purchase of office building, office equipment and furniture of $20.8 million, disposition of long term investment of $0.4 million, loans provided to related party of $0.08 million, and maturities of short-term investments of $4.2 million in fiscal 2022, to better manage opportunities and capitalize on the growth potential in the human resource related industry.

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

Financing Activities

Net cash provided by financing activities was approximately $7.5 million in fiscal 2022. During the fiscal 2022, we had bank loans of approximately $22.0 million, repaid loans of approximately $14.5 million.

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

Capital Expenditures

The Company made capital expenditures of $20.8 million, $1.1 million, and $0.2 million for the years ended June 30, 2022, 2021, and 2020, respectively. In these periods, our capital expenditures were mainly used for purchases of office building and office equipment. The Company will continue to make capital expenditures to meet the expected growth of its business.

Impact of Inflation

We do not believe the impact of inflation on our company is material. Our operations are in China and China’s inflation rates have been relatively stable over the last two years: 3.4% in 2021 and 2.5% in 2020.

Contractual Obligations

The Company’s subsidiaries lease office spaces under various operating leases. Operating lease expense amounted to $1,413,521, $942,606, and $944,645 for the years ended June 30, 2022, 2021, and 2020, respectively. The following table sets forth our contractual obligations and commercial commitments as of June 30, 2022:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	More than 3 Years

Operating lease arrangements	$2,129,203	$1,174,688	$954,515	$-
Bank loans	14,474,363	14,474,363	-	-
Total	$16,603,566	$15,649,051	$954,515	$-

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements and undisclosed material cash requirement for the years ended June 30, 2022 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Subsequent Event

None.

Critical Accounting Policies and Estimates

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

Revenue recognition

We account for revenue recognition in accordance with ASC Topic 606, Revenue from contracts with Customers (“ASC 606”). We provide a comprehensive range of IT services, IT solutions and other service, which primarily are on a time-and-expense basis, or fixed-price basis. Revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which an entity expects to be entitled to in exchange for those services.

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

Other contracts

Other contracts primarily comprise of the sales of headhunting services, consulting and administrative services. Revenue of headhunting services for other contracts is recognized at a point in time when control is transferred to the customers, which generally occurs when the service is accepted by customers. Revenue of consulting and administrative services for other contracts is recognized over time as the customer simultaneously receives and consumes the benefits from the service we perform.

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

Long-term investment

Our long-term investments consist of equity-method investments and equity investments without readily determinable fair values.

Investments in entities in which we can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Topic 323, Investments-Equity Method and Joint Ventures (“ASC 323”). The share of earnings or losses of the investee are recognized in the consolidated statements of comprehensive income. Equity method adjustments include our proportionate share of investee income or loss, adjustments to recognize certain differences between our carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. We assess its equity investment for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information. Any gain or loss from the disposition of the equity method investments is included in the consolidated statements of comprehensive income equal to difference between the proceeds we receive and the carrying amounts of the investment disposed.

For equity investments without readily determinable fair values, we elect to use the measurement alternative in accordance with ASC Topic 321, Investments-Equity securities (“ASC 321”) to measure such investments at cost minus impairment adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer as of the date that the observable transaction occurred. These investments are measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the amount by which the carrying value exceeds the fair value of the investment.

Business combination

We account for all business combinations under the purchase method of accounting in accordance with ASC Topic 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to net assets including separately identifiable assets and liabilities we acquired, based on their estimated fair value. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of the cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in the consolidated statements of comprehensive income. We adopted Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 802): Clarifying the Definition of a Business, in determining whether it has acquired a business from July 1, 2019 on a prospective basis and there was no material impact on the consolidated financial statements.

The determination and allocation of fair values to the identifiable net assets acquired, liabilities assumed and noncontrolling interest is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the acquiree’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted cash flows over that period. Acquisition-related costs are recognized as general and administrative expenses in the consolidated statements of comprehensive income as incurred. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

Acquisitions that do not meet the accounting definition of a business combination are accounted for as asset acquisitions. For transactions determined to be asset acquisitions, we allocate the total cost of the acquisition, including transaction costs, to the assets acquired based on their relative fair values.

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

We account for uncertainties in income taxes in accordance with ASC Topic 740, Income Taxes (“ASC 740”). An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the consolidated statements of comprehensive income in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2022, 2021 and 2020. All of the tax returns of our subsidiaries in China remain subject to examination by the tax authorities for five years from the date of filing through year 2025, and the examination period was extended to 10 years for entities qualified as High and New Technology Enterprises (“HNTEs”) in 2018 and thereafter.

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

A cancellation of an award that is not accompanied by the concurrent grant of (or offer to grant) a replacement award or other valuable consideration shall be accounted for as a repurchase for no consideration. Accordingly, we recognized previously unrecognized compensation cost at the cancellation date and reversed previously recognized share capital to additional paid-in capital.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. Such critical estimates are discussed below. For further information on our other significant accounting estimates, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

Goodwill impairment

Goodwill represents the excess of the consideration over the fair value of the net assets acquired at the date of acquisition. Goodwill is not amortized but rather tested for impairment at least annually at the reporting unit level by applying a fair-value based test in accordance with accounting and disclosure requirements for goodwill. This test is performed by management annually or more frequently if we believe impairment indicators are present. We had only one reporting unit (that also represented our single operating segment) as of June 30, 2022 and 2021. Goodwill was allocated 100% to the single reporting unit as of June 30, 2022 and 2021. We have the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20, Intangibles - Goodwill and Other. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

For the year ended June 30, 2022, we performed two-step quantitative impairment test. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on estimated fair value using the income approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss in general and administrative expenses.

Methodologies and significant estimates utilized in determining the fair value of the reporting unit

The fair value of the reporting unit was estimated using a discounted cash flow methodology. The discounted cash flow analysis requires significant estimates, including projections of future operating results and cash flows of the reporting unit that are based on internal budgets and strategic plans, expected long-term growth rates, terminal values, weighted average cost of capital and the effects of external factors and market conditions. Changes in these estimates and assumptions could materially affect the estimated fair value of the reporting unit that could result in an impairment charge to reduce the carrying value of goodwill, which could be material to our financial position and results of operations.

The sensitivity analyses on the future cash flows and WACC assumptions are described below. These key assumptions utilized in the discounted cash flow valuation methodology require significant management judgment:

Future cash flow assumptions - The projections for future cash flows utilized in the models are derived from historical experience and assumptions regarding future growth and profitability of the reporting unit. These projections are consistent with our operating budget and strategic plan. Cash flows for the seven years subsequent to the date of the quantitative goodwill impairment test were utilized in the determination of the fair value of the reporting unit. The growth rates assumed a gradual increase in revenue based on new customer acquisition and market expansion. Beyond seven years a terminal value was determined using a perpetuity growth rate based on inflation, our normalized operations and stability of market condition. A sensitivity analysis of the revenue growth rate, EBIT margin, and terminal growth rate were performed on the reporting unit. For the analysis, a 10% reduction in the revenue growth rate used, or a 10% decrease in EBIT margin, or 10% decrease in terminal value respectively would not have resulted in its carrying value exceeding its estimated fair value.

WACC - The WACC is the rate used to discount the reporting unit’s estimated future cash flows. The WACC is calculated based on the proportionate weighting of the cost of debt and equity. The cost of equity is based on a risk-free interest rate and an equity risk factor, which is derived from public companies similar to the reporting unit and which captures the perceived risks and uncertainties associated with the reporting unit’s cash flows. The cost of debt component is calculated as the weighted average cost associated with all of the Company’s outstanding borrowings as of the date of the impairment test and was immaterial to the computation of the WACC. The cost of debt and equity is weighted based on the debt to market capitalization ratio of publicly traded companies with similarities to the reporting unit being tested. The WACC is 14% as of June 30, 2022. A sensitivity analysis of the WACC was performed as of June 30, 2022. An increase in the WACC of 10% would not result in the carrying value of the reporting unit exceeding its fair value.

No impairment loss was provided for the years ended June 30, 2022, 2021 and 2020.

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

For the year ended June 30, 2022, we assessed recoverability by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition.

The calculation of undiscounted cash flow analysis requires significant estimates and judgement, in particular, these estimates are sensitive to significant assumptions, including revenue growth rate, and EBIT margin, which can be affected by expectations about internal budgets and strategic plans and expected long-term growth rates. Changes in these estimates and assumptions could materially affect the estimated future undiscounted cash flows expected to result from the use of the assets and their eventual disposition, which could result in an impairment charge to reduce the carrying value of long-lived assets, and could be material to our financial position and results of operations.

The sensitivity analyses on the future cash flows are described below. These key assumptions utilized in the undiscounted cash flow valuation methodology require significant management judgment:

Future cash flow assumptions - The projections for future cash flows utilized in the models are derived from historical experience and assumptions regarding future growth and profitability of long lived asset group. These projections are consistent with our operating budget and strategic plan. We also make assumptions about our EBIT margin based on our historical operating results to drive our future operating margin. Cash flows for estimated useful lives of the long lived asset group subsequent to the balance sheet date of the impairment test were utilized in the determination of recoverability of long lived asset group. The growth rates assumed a gradual increase in revenue based on new customer acquisition and market expansion. A sensitivity analysis of the revenue growth rates and EBIT margin were performed on all asset groups. For each analyzed, a 10% reduction in the revenue growth rates used or 10% decrease in EBIT margin, respectively would not have resulted in its carrying value exceeding its estimated future undiscounted cash flows.

No impairment loss was provided for the years ended June 30, 2022, 2021 and 2020.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth our executive officers and directors, their ages and the positions held by them, as of the date of this Annual Report:

Name	Age	Position
Xiao Feng Yang	59	Chairman of the Board
Raymond Ming Hui Lin	58	Chief Executive Officer and Director
Rui Yang	39	Chief Financial Officer
Li Li	46	Chief Operating Officer
Jin He Shao(1)(4)	55	Independent Director
Zhao Hui Feng(3)	52	Independent Director
Kee Chong Seng(2)	70	Independent Director

(1)	Chair of the Audit Committee.

(2)	Chair of the Compensation Committee.

(3)	Chair of the Nominating Committee.

(4)	Audit Committee Financial Expert.

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

Li Li is the chief operating officer of the Company. Mr. Li was appointed as the COO in June 2019. Mr. Li has 20 years of professional and IT experience in the financial and IT industry. From June 2017 to June 2019, Mr. Li served as Director, Head of Business Analysis& Quality Engineering at a major credit card payment processing company in China. From July 2013 to June 2017, Mr. Li served as Executive Manager, Head of Business Solution and Quality Assurance at Commonwealth Bank of Australia China. Mr. Li graduated from Tianjin University, Tianjin China, with a Bachelor’s degree in Computer Science. Mr. Li holds MSE degree from Fu Dan University, Shanghai China.

Jin He Shao has served as our independent director since January 2018. From January 2002 to present, Mr. Shao has been a partner at Shanghai Huajin Accounting& Consulting Professional Services. From August 1995 to December 2001, he served as senior tax manager at Phillips (China) Investment Co., Ltd. Mr. Shao received a joint MBA degree from Shanghai University of Finance & Economics and The Webster University. Mr. Shao holds the PRC equivalent of the CPA license. In addition, Mr. Shao attended Shanghai Grain College where he majored in finance and accounting, and STV University where he majored in auditing.

Zhao Hui Feng has served as our independent director since July 2020. From March 2017 to August 2022, Mr. Feng was the general manager at Dalian Wanda Commercial Properties Co., Ltd. From February 2016 to March 2017, Mr. Feng served as the founder and chief executive officer at Shanghai Gold Education Data System Ltd., Co. From December 2013 to January 2016, Mr. Feng served as the general manager and chief operating officer at Beijing Zhide Chuanghui Network Technology Inc. Mr. Feng received a Master’s Degree in Computer Science from Southern Illinois University and a Bachelor’s Degree in Computer Science and Technology from the University of Science and Technology of China.

Kee Chong Seng has served as our independent director since September 2019. Mr. Kee spent a career in the information technology industry, most recently as an operation manager at Citibank from 2003 until his full retirement in 2015.

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

B.	Compensation

Executive Compensation

The following table shows the annual compensation paid by us for the years ended June 30, 2022, 2021, and 2020.

Name/principal position	Year	Salary	Equity Compensation		All Other Compensation		Total Paid
Xiao Feng Yang, Chairman of the Board(1)	2022	$106,104			$		$106,104
	2021	$99,445		$—		$—	$99,445
	2020	$112,762		$—		$—	$112,762

Raymond Ming Hui Lin, CEO and Director(2)	2022	$257,531	$		$		$257,531
	2021	$192,747		—		$—	$192,747
	2020	$112,449		$—		$—	$112,449

Rui Yang, CFO(3)	2022	$133,841	$		$		$133,841
	2021	$75,742		$—		$—	$75,742
	2020	$64,839		$—		$—	$64,839

Li Li, Chief Operating Officer(4)	2022	$216,175	$		$		$216,175
	2021	$183,202		$—		$—	$183,202
	2020	$150,594		$—		$—	$150,594

Jin He Shao, Independent Director(5)	2022	$18,000	$		$		$18,000
	2021	$18,000		$—		$—	$18,000
	2020	$18,000		$—		$—	$18,000

Kee Chong Seng, Independent Director(6)	2022	$18,000	$		$		$18,000
	2021	$18,000		$—		$—	$18,000
	2020	$13,500		$—		$—	$13,500

Zhao Hui Feng, Independent Director(7)	2022	$18,000	$		$		$18,000
	2021	$18,000		$—		$—	$18,000
	2020	$—		$—		$—	$—

(1)	Appointed Chairman effective as of December 9, 2017 and President effective from December 9, 2017 to August 19, 2020.

(2)	Appointed Chief Executive Officer effective as of December 9, 2017.

(3)	Appointed Chief Financial Officer effective as of December 17, 2020 and Acting Chief Financial Officer effective from November 1, 2019 to December 16, 2020.

(4)	Appointed Chief Operating Officer effective as of June 2019.

(5)	Appointed Independent Director effective as of January 2018.

(6)	Appointed Independent Director effective as of September 2019.

(7)	Appointed Independent Director effective as of July 2020.

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

On April 3, 2020, our annual meeting of shareholders approved the 2020 Equity Incentive Plan (the “2020 Plan”). All of our employees, officers, and directors, and consultants are eligible to be granted options, restricted stock awards, stock unit awards, or stock appreciate rights (each, an “Award”) under the 2020 Plan. The 2020 Plan is currently administered by the Board, which has all the power to administer the 2020 Plan according to its terms, including the power to grant Awards, determine who may be granted Awards and the types and amounts of Awards to be granted, prescribe Award agreements, and establish programs for granting Awards. Awards may be made under the 2020 Plan for up to 11,011,663 of our common shares. 5,001,720 restricted shares have been granted under the 2020 Plan as of today.

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

There is no formal requirement under the Company’s memorandum and articles of association mandating that we hold an annual meeting of our shareholders. However, notwithstanding the foregoing, we intend to hold such annual meetings to, among other things, elect our directors. We plan to hold our next annual shareholders meeting on the first quarter of 2023.

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

	2022	2021	2020
Number of Employees	3,824	3,352	2,746

E.	Share Ownership

See Item 7 below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

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

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of September 18, 2018 through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. None of the stockholders listed in the table are located in the United States and none of the common shares held by them are located in the United States. Applicable percentage ownership is based on 22,446,822 common shares outstanding as of September 24, 2022. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o CLPS Incorporation, c/o Unit 1102, 11th Floor, Millennium City III, 370 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR.

Name of Beneficial Owner	Common Shares	Ownership% (1)

Xiao Feng Yang (2)(7)	5,542,950	24.69%
Raymond Ming Hui Lin (3)(6)(7)	6,750,873	30.07%
Rui Yang (4)(6)	307,448	1.37%
Li Li(6)(8)	535,138	2.38%
Jin He Shao (5)(7)	11,000	*
Kee Chong Seng(7)(10)	24,500	*
Zhao Hui Feng(7)(9)	8,000	*

All directors and executive officers as a group (7 persons)	13,179,909	58.72%

Qinrui Ltd. (2)	4,976,000	22.17%
Qinhui Ltd. (3)	4,999,996	22.27%

5% or greater beneficial owners as a group	9,975,996	44.44%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.

(2)	A British Virgin Islands corporation with the mailing address of c/o Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG 1110, British Virgin Islands, with Xiao Feng Yang as its sole shareholder. As such, Mr. Yang is deemed to be the owner of all shares of the Company held by this entity. Also includes the vested portion of the restricted stock granted dated as of July 12, 2018. The total grant of 220,823 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant. Represents vested portion of the restricted stock granted dated as of May 6, 2020. The total grant of 250,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of November 6, 2020. The total grant of 80,000 common shares and 30% vests immediately on the grant date of award, the rest 70% vests on May 6, 2021. Represents vested portion of the restricted stock granted dated as of May 7, 2021. The total grant of 20,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 50,000 common shares and vest immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of January 31, 2022. The total grant of 270,000 common shares and vest immediately on the grant date of award. From September 24, 2021 to September 24, 2022, a total of 220,823 shares were disposed of in various occasions, resulting in the net increased holding of 49,177 shares.

(3)	A British Virgin Islands corporation with the mailing address of c/o Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG 1110, British Virgin Islands, with Raymond Ming Hui Lin as its sole shareholder. As such, Mr. Lin is deemed to be the owner of all shares of the Company held by this entity. Also includes the vested portion of the restricted stock granted dated as of July 12, 2018. The total grant of 220,823 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant. Represents vested portion of the restricted stock granted dated as of May 6, 2020. The total grant of 250,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of November 6, 2020. The total grant of 80,000 common shares and 30% vests immediately on the grant date of award, the rest 70% vests on May 6, 2021. Represents vested portion of the restricted stock granted dated as of May 7, 2021. The total grant of 520,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 350,000 common shares and 50,000 vest immediately on the grant date of award, the rest will vest on May 23, 2022. Represents vested portion of the restricted stock granted dated as of January 31, 2022. The total grant of 517,000 common shares and vest immediately on the grant date of award. From September 24, 2021 to September 24, 2022, a total of 100,211 shares were disposed of in various occasions, resulting in the net increased holding of 716,789 shares.

(4)	Represents 17,793 shares, which she purchased prior to the Company’s IPO, and the vested portion of the restricted stock granted dated as of May 6, 2020. The total grant of 50,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of June, 24, 2020. The total grant of 12,000 common shares vested in whole on November 1, 2020. Represents vested portion of the restricted stock granted dated as of November 6, 2020. The total grant of 50,000 common shares and 30% vests immediately on the grant date of award, the rest 70% vests on May 6, 2021. Represents vested portion of the restricted stock granted dated as of May 7, 2021. The total grant of 20,000 common shares vests in whole immediately on the grant date of award. The total grant of 12,000 common shares vested in whole on November 1, 2021. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 100,000 common shares and vest on May 23, 2022. Represents vested portion of the restricted stock granted dated as of January 31, 2022. The total grant of 100,000 common shares and vest immediately on the grant date of award. From September 24, 2021 to September 24, 2022, a total of 31,120 shares were disposed of in various occasions, resulting in the net increased holding of 180,880 shares.

(5)	Represents vested portion of the restricted stock granted dated as of July 12, 2018. The total grant of 3,000 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant. Represents vested portion of the restricted stock granted dated as of November 6, 2020. The total grant of 3,000 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant. Represents vested portion of the restricted stock granted dated as of May 7, 2021. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of January 31, 2022. The total grant of 2,000 common shares vests in whole immediately on the grant date of award.

(6)	Executive officer.

(7)	Director.

(8)	The total grant of 12,000 common shares vests in one year after the date of award. Represents vested portion of the restricted stock granted dated as of May 6, 2020. The total grant of 100,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of June, 24, 2020. The total grant of 12,000 common shares vested in whole on June 11, 2021. Represents vested portion of the restricted stock granted dated as of November 6, 2020. The total grant of 150,000 common shares and 30% vests immediately on the grant date of award, the rest 70% vests on May 6, 2021. Represents vested portion of the restricted stock granted dated as of May 7, 2021. The total grant of 12,000 common shares vested in whole on June 11, 2022. Represents vested portion of the restricted stock granted dated as of November 6, 2020. The total grant of 150,000 common shares and 30% vests immediately on the grant date of award, the rest 70% vests on May 6, 2021. Represents vested portion of the restricted stock granted dated as of May 7, 2021. The total grant of 20,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 150,000 common shares and vest on May 23, 2022. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 76,000 common shares and 10,000 vest on June 11, 2022. Represents vested portion of the restricted stock granted dated as of January 31, 2022. The total grant of 150,000 common shares vests in whole immediately on the grant date of award. From September 24, 2021 to September 24, 2022, a total of 22,671 shares were disposed of in various occasions, resulting in the net increased holding of 299,329 shares

(9)	Represents vested portion of the restricted stock granted dated as of November 6, 2020. The total grant of 3,000 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant. Represents vested portion of the restricted stock granted dated as of May 7, 2021. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of January 31, 2022. The total grant of 2,000 common shares vests in whole immediately on the grant date of award.

(10)	Represents vested portion of the restricted stock granted dated as of November 6, 2020. The total grant of 3,000 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant. Represents vested portion of the restricted stock granted dated as of May 7, 2021. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of January 31, 2022. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. From March 10, 2021 to April 1, 2022 a total of 16,500 shares were acquired from the market.

As of September 24, 2022, there were nine holders of record entered in our share register, of which no holders were U.S. residents. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B.	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Company in 2022 and 2021 consisted of:

Related Party	Relationship with the Company
Xiao Feng Yang	Chairman of the Board
Raymond Ming Hui Lin	CEO of the Company
EMIT	Equity investee of the Company
Beijing Bright Technology Co., Ltd (“Beijing Bright”)	Noncontrolling interest shareholder of JAJI China
UniDev	Equity investee of the Company
Fuson Group Limited (“Fuson”)	Equity investee of the Company
MCT	Noncontrolling interest shareholder of MSCT

(a)	Related party balances

	As of June 30,
	2022	2021
Due from related parties:
EMIT	$226,421	$152,367
Beijing Bright	102,993	393,761
UniDev	44,341	-
Fuson	3,887	-
Total	$377,642	$546,128

Due from related parties mainly represents loan provided to EMIT and software development fee prepaid to Beijing Bright.

	As of June 30,
	2022	2021
Due to related parties:
EMIT	$27,616	$183,148
UniDev	33,727	-
MCT	5,541	-
Total	$66,884	$183,148

Due to related parties mainly represents the unpaid consulting service fee to EMIT and Beijing UniDev and unpaid administrative fee to MCT.

(b)	Related party transactions

		For the year ended,
		2022	2021	2020
a)	Consulting services provided to the related parties
	UniDev	$46,008	$-	$-
	EMIT	6,016	-	-
	CareerWin	-	-	165,161
	CLPS Lihong	-	269,472	-
		$52,024	$269,472	$165,161

b)	Services provided by the related parties
	EMIT	$157,762	$758,976	$209,318
	UniDev	34,995	-	-
	CareerWin	-	-	195,817
	Beijing Bright	142,487	604,033	165,040
		$335,244	$1,363,009	$570,175

c)	Loans provided to the related parties
	CLPS Lihong	$-	$-	$149,341
	EMIT*	83,651	151,783	28,446
		$83,651	$151,783	$177,787
d)	Repayment of loans from the related parties
	CLPS Lihong	$-	$-	$149,341
	EMIT	15,491	-	28,446
		$15,491	$-	$177,787
e)	Interest income received from the related parties
	EMIT	9,260	-	-
	CLPS Lihong	-	-	2,328
		$9,260	$-	$2,328
f)	Rental income from the related party
	Fuson	3,587	-	-
		$3,587	$-	$-

*	The loan is charged at the interest rate of 4.35%.

C.	Interests of Experts and Counsel

Not required.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

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

The following table sets forth, for the calendar months indicated and through June 30, 2022, the monthly high and low sale prices for our shares, as reported on NASDAQ Stock Market. The closing price for the Company’s securities on October 13, 2022 was $1.16 per share.

	Shares
	High	Low

Monthly Highs and Lows
June 2022	$1.84	$1.53
July 2022	$1.64	$1.46
August 2022	$1.92	$1.45
September 2022	$1.61	$1.32

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 2.9% in fiscal 2020, appreciated by 8.6% in fiscal 2021, and depreciated by 3.7% in fiscal 2022, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

On February 28, 2021, the Company entered into a securities purchase agreement (“SPA”) with certain accredited investors. According to the SPA, the Company agreed to sell 2,666,666 shares of the Company’s common stock and issue unregistered warrants to purchase up to an additional 2,666,666 shares of common stock in the concurrent private placement transaction (the transaction). On March 3, 2021, the Company issued 2,666,666 common shares at US$6.00 per share to those investors, with a par value of $0.0001 per share, and issued 2,666,666 warrants, generating total gross proceeds of $15,999,996. Net proceeds from the transaction after issuance cost of $1,317,119 were $14,682,877 which was allocated to common shares and warrants issued on their relative fair value basis of $11,131,829 and $3,551,048, respectively. All 2,666,666 warrants are currently outstanding and will automatically expire on March 2, 2026 if not being exercised already. The terms of the warrant agreement are provided as exhibit 10.14 hereto in Item 19.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 (“Exchange Act”) Rules 13a-15(e) or 15d-15(e)) as of June 30, 2022 as required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15.

Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded as of June 30, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2022. In making this assessment, management used the framework set forth in the report Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of June 30, 2022.

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

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended June 30, 2022, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services billed by Ernst & Young Hua Ming LLP for the period indicated:

	June 30, 2022	June 30, 2021
	USD’000	USD’000
Audit Fees	$474	$381
Audit Related Fees	5	30
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$479	$411

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

There are no significant differences between our corporate governance practices and those followed by the U.S. domestic companies under Nasdaq Stock Market Rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Our Company is not owned in part by any central, provincial or local government of the PRC and is not an issuer identified by the SEC under the Holding Foreign Companies Accountable Act of 2020 (“HFCAA”). The Public Company Accounting Oversight Board (the “PCAOB”) has determined that it is unable to inspect or investigate completely our independent auditors because of a position taken by an authority in the PRC. In August 2022, the PCAOB signed a Statement of Protocol (“SOP”) Agreement with the China Securities Regulatory Commission and China’s Ministry of Finance regarding cooperation in the oversight of PCAOB-registered public accounting firms in Mainland China and Hong Kong. The agreement establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-registered public accounting firms in China and Hong Kong. Now PCAOB inspectors and investigators can travel to Hong Kong to start their work and inspect and investigate completely as required by the HFCAA. If the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in China and Hong Kong, roughly 200 China-based issuers will face trading prohibitions in the U.S. The PCAOB will determine whether it can complete inspections and investigations in Mainland China and Hong Kong by the end of 2022.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

CLPS INCORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2022, 2021 AND 2020

CLPS INCORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of CLPS Incorporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CLPS Incorporation (the “Company”) as of June 30, 2022 and 2021, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2022, in conformity with U.S. generally accepted accounting principles.

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

Shanghai, the People’s Republic of China

October 20, 2022

CLPS INCORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars (“$”), except for number of shares)

		As of June 30,
	Notes	2022	2021
ASSETS
Current assets:
Cash and cash equivalents		$18,396,987	$24,739,382
Short-term investments		-	4,158,535
Accounts receivable, net	4	53,769,887	44,138,997
Prepayments, deposits and other assets, net	5	4,215,414	2,530,458
Amounts due from related parties	12	377,642	546,128
Total Current Assets		$76,759,930	$76,113,500

Non-current assets:
Property and equipment, net	6	20,601,098	600,791
Intangible assets, net	7	970,044	1,050,499
Goodwill	8	2,363,841	2,444,950
Long-term investments	9	610,386	1,014,784
Prepayments, deposits and other assets, net	5	248,456	896,145
Deferred tax assets, net	13	327,040	607,773
Total Assets		$101,880,795	$82,728,442

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loans	10	$14,474,363	$7,536,839
Accounts payable		343,597	559,450
Accrued expenses and other current liabilities		352,402	245,408
Tax payables	13	2,355,066	1,715,009
Contract liabilities		587,140	326,912
Salaries and benefits payable	11	12,203,933	12,466,921
Amounts due to related parties	12	66,884	183,148
Total current liabilities		$30,383,385	$23,033,687

Non-current liabilities:
Bank loans	10	-	9,644
Deferred tax liabilities	13	150,547	155,033
Other non-current liabilities	13	3,546,263	1,799,383
Total Liabilities		$34,080,195	$24,997,747

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED BALANCE SHEETS - continued

(Amounts in U.S. dollars (“$”), except for number of shares)

		As of June 30,
	Notes	2022	2021
Commitments and Contingencies	14

Shareholders’ Equity:
Common stock, $0.0001 par value, 100,000,000 shares authorized; 22,444,822 shares issued and outstanding as of June 30, 2022; 20,293,552 shares issued and outstanding as of June 30, 2021	18	2,244	2,029
Additional paid-in capital	18	55,705,209	48,516,695
Statutory reserves	18	5,071,876	4,214,075
Retained earnings		6,323,792	2,726,165
Accumulated other comprehensive (loss) income	18	(550,248)	1,230,083
Total CLPS Incorporation’s Shareholders’ Equity		66,552,873	56,689,047

Noncontrolling interests	19	1,247,727	1,041,648

Total Shareholders’ Equity		67,800,600	57,730,695

Total Liabilities and Shareholders’ Equity		$101,880,795	$82,728,442

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in U.S. dollars (“$”), except for number of shares)

		For the years ended June 30,
	Notes	2022	2021	2020

Revenues	20	$152,022,381	$126,061,693	$89,415,798
Less: Cost of revenues		(111,033,345)	(85,890,757)	(58,296,097)
Gross profit		40,989,036	40,170,936	31,119,701

Operating income (expenses):
Selling and marketing expenses		(4,103,066)	(3,753,236)	(3,059,877)
Research and development expenses		(7,971,145)	(13,337,913)	(10,436,975)
General and administrative expenses		(23,045,664)	(16,784,688)	(16,343,936)
Subsidies and other operating income		1,536,394	2,080,087	1,927,230
Total operating expenses		(33,583,481)	(31,795,750)	(27,913,558)
Income from operations		7,405,555	8,375,186	3,206,143
Other income		854,250	296,319	608,638
Other expenses		(575,605)	(351,045)	(107,322)

Income before income tax and share of income in equity investees		7,684,200	8,320,460	3,707,459
Provision for income taxes	13	3,045,992	1,257,124	835,444
Income before share of income in equity investees		4,638,208	7,063,336	2,872,015
Share of (loss) income in equity investees, net of tax		(50,297)	(44,121)	207,363
Net income		4,587,911	7,019,215	3,079,378
Less: Net income attributable to noncontrolling interest		132,483	202,643	141,139
Net income attributable to CLPS		$4,455,428	$6,816,572	$2,938,239

Other comprehensive (loss) income
Foreign currency translation (loss) income		$(1,828,542)	$2,695,223	$(571,943)
Less: foreign currency translation (loss) income attributable to noncontrolling interests		(48,211)	102,475	(22,928)
Other comprehensive (loss) income attributable to CLPS Incorporation’s shareholders		$(1,780,331)	$2,592,748	$(549,015)

Comprehensive income attributable to CLPS’s Incorporation shareholders		$2,675,097	$9,409,320	$2,389,224
Comprehensive income attributable to noncontrolling interests		84,272	305,118	118,211
Comprehensive income		$2,759,369	$9,714,438	$2,507,435

Basic earnings per common share	15	$0.21	$0.39	$0.20
Weighted average number of share outstanding – basic		20,924,683	17,279,443	14,689,224
Diluted earnings per common share	15	$0.21	$0.39	$0.20
Weighted average number of share outstanding – diluted		21,057,063	17,569,440	14,692,299

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in U.S. dollars (“$”), except for number of shares)

						Retained	Accumulated
				Additional		Earnings	Other
		Common Share		Paid-in	Statutory	(Accumulated	Comprehensive	Noncontrolling
	Notes	Shares	Amount	Capital	Surplus	Deficits)	Income (Loss)	Interests	Total
Balance at June 30, 2019		13,913,201	1,391	24,276,622	1,833,802	(4,509,729)	(813,650)	608,162	21,396,598
Net income for the year		-	-	-	-	2,938,239	-	141,139	3,079,378
Appropriation of statutory reserve		-	-	-	970,009	(970,009)	-	-	-
Foreign currency translation adjustments		-	-	-	-	-	(549,015)	(22,928)	(571,943)
Cumulative effect of adopting ASC 606	2	-	-	-	-	(138,644)	-	-	(138,644)
Purchase of subsidiaries’ shares from noncontrolling interests shareholders	19	100,000	10	(131,002)	-	-	-	130,992	-
Stock-based compensation expense		-	-	4,004,080	-	-	-	-	4,004,080
Exercise of share options and vesting of restricted shares	17	1,830,514	183	(183)	-	-	-	-	-
Acquisition of subsidiaries	3	86,615	9	436,531	-	-	-	411,351	847,891
Balance at June 30, 2020		15,930,330	1,593	28,586,048	2,803,811	(2,680,143)	(1,362,665)	1,268,716	28,617,360
Net Income for the year		-	-	-	-	6,816,572	-	202,643	7,019,215
Appropriation of statutory reserve		-	-	-	1,410,264	(1,410,264)	-	-	-
Foreign currency translation loss		-	-	-	-	-	2,592,748	102,475	2,695,223
Purchase of subsidiaries’ shares from noncontrolling interests	19	62,622	6	3,274	-	-	-	(458,826)	(455,546)
Disposal of subsidiaries	3	-	-	-	-	-	-	(34,116)	(34,116)
Stock-based compensation	17	-	-	5,128,696	-	-	-	-	5,128,696
Exercise of share options and vesting of restricted shares	17	1,568,392	157	116,073	-	-	-	-	116,230
Exercise of warrants	16	65,542	6	(6)	-	-	-	-	-
Issuance of common shares from private placement	18	2,666,666	267	11,131,562	-	-	-	-	11,131,829
Warrants issued in connection with private placement	16	-	-	3,551,048	-	-		-	3,551,048
Noncontrolling interests through an acquisition	3	-	-	-	-	-	-	(5,107)	(5,107)
Dividends paid to noncontrolling interests		-	-	-	-	-	-	(34,137)	(34,137)
Balance at June 30, 2021		20,293,552	2,029	48,516,695	4,214,075	2,726,165	1,230,083	1,041,648	57,730,695
Net Income for the year		-	-	-		4,455,428	-	132,483	4,587,911
Appropriation of statutory reserve		-	-	-	857,801	(857,801)	-	-	-
Foreign currency translation loss		-	-	-	-	-	(1,780,331)	(48,211)	(1,828,542)
Stock-based compensation	17	-	-	7,184,862	-	-	-	-	7,184,862
Surrender of shares	17	(220,823)	(22)	22	-	-	-	-	-
Exercise of share options and vesting of restricted shares	17	2,372,093	237	3,630	-	-	-	-	3,867
Noncontrolling interests through an acquisition	3	-	-	-	-	-	-	121,807	121,807
Balance at June 30, 2022		22,444,822	2,244	55,705,209	5,071,876	6,323,792	(550,248)	1,247,727	67,800,600

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the years ended June 30,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,587,911	$7,019,215	$3,079,378
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share-based compensation	7,184,862	5,128,696	4,004,080
Depreciation and amortization	912,248	677,241	593,173
Deferred tax expenses (benefits)	245,830	(413,609)	172,740
Gain on disposal of a long-term investment	(138,479)	-	(433,490)
Share of loss (income) in equity investees, net of tax	50,297	44,121	(207,363)
Gain on disposal of subsidiaries	-	(9,022)	-
(Reversal of) provision for doubtful accounts	(178,010)	197,740	231,133
Loss from disposal of property and equipment	19,188	26,399	633
Impairment of a long-term investment	102,155	-	-
Others	-	25,615	-
Changes in assets and liabilities:
Accounts receivable	(12,317,416)	(16,712,597)	(6,603,589)
Prepayment, deposits and other assets	(123,268)	(728,562)	206,054
Prepaid income tax	-	15,780	615,010
Amounts due from related parties	222,553	(224,429)	-
Accounts payable	(215,853)	363,697	89,427
Accrued expenses and other current liabilities	106,994	(18,349)	56,935
Contract liabilities	260,228	(378,628)	69,278
Tax payables	640,057	279,413	408,007
Amounts due to related parties	(115,260)	183,148	-
Deferred subsidies	-	-	(109,250)
Salaries and benefits payable	174,100	309,914	3,564,029
Other non-current liabilities	1,782,752	1,604,444	194,939
Net cash provided by (used in) operating activities	3,200,889	(2,609,773)	5,931,124

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(20,750,110)	(1,072,389)	(167,701)
Proceeds from disposal of property and equipment	552	-	-
Acquisition of intangible assets	(9,076)	(6,521)	(63,855)
Payments for business acquisitions, net of cash acquired from acquisitions	-	(304,476)	(1,556,910)
Acquisition of long-term investments	(409,625)	(331,036)	(143,299)
Disposition of long-term investments	786,427	-	995,605
Disposition of subsidiaries	-	(191,839)	-
Maturities (purchases) of short-term investments	4,159,309	(3,375,521)	1,109,389
Repayments from a related party	15,491	-	177,787
Loans provided to a third party	-	(185,906)	-
Loans provided to a related party	(83,651)	(151,783)	(177,787)
Net cash (used in) provided by investing activities	(16,290,683)	(5,619,471)	173,229

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the years ended June 30,
	2022	2021	2020
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	21,955,625	13,301,775	3,821,602
Repayments of short-term bank loans	(14,484,851)	(8,270,611)	(3,896,240)
Capital contributions from private placement and warrants, net of issuance costs	-	14,682,877	-
Proceeds from exercise of options	3,867	116,230	-
Escrow receivable	-	-	200,000
Purchase of noncontrolling interests	-	(455,546)	-
Dividends paid to noncontrolling interests	-	(34,137)	-
Net cash provided by financing activities	7,474,641	19,340,588	125,362

Effect of exchange rate changes on cash	(727,242)	975,918	(178,930)

Net (decrease) increase in cash	(6,342,395)	12,087,262	6,050,785
Cash and cash equivalents, at the beginning of the year	$24,739,382	$12,652,120	$6,601,335

Cash, cash equivalents at the end of the year	$18,396,987	$24,739,382	$12,652,120

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$676,179	$1,746,327	$1,169,717
Interest paid	$342,144	$154,516	$89,503

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

Details of the significant subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation/ Acquisition	Place of Incorporation	% of Equity Ownership	Principal Activities
Qiner Co., Limited (“Qiner”)	Incorporated on April 21, 2017	Hong Kong, China	100%	Holding Company
Qinheng Co., Limited (“Qinheng”)	Incorporated on June 9, 2017	Hong Kong, China	100%	Holding Company
Shanghai Qincheng Information Technology Co., Ltd. (“CLPS QC” or “WOFE”)	Incorporated on August 4, 2017	Shanghai, China	100%	Holding Company
Arabian Jasmine Ltd. (“Arabian”)	Incorporated on May 25, 2021	Virgin Islands, British	100%	Holding Company
Shanghai Chenqin Information Technology Services Co., Ltd.	Incorporated on May 31, 2021	Shanghai, China	100%	Holding Company
Noni (Singapore) Pte. Ltd. (“Noni”)	Incorporated on June 22, 2021	Singapore	100%	Holding Company
ChinaLink Professional Service Co., Ltd. (“CLPS Shanghai”)	Incorporated on August 30, 2005	Shanghai, China	100%	Software development
CLPS Dalian Co., Ltd. (“CLPS Dalian”)	Incorporated on May 25, 2011	Dalian, China	100%	Software development
CLPS Ruicheng Co., Ltd. (“CLPS RC”)	Incorporated on June 26, 2013	Shanghai, China	100%	Software development
CLPS Beijing Hengtong Co., Ltd. (“CLPS Beijing”)	Incorporated on March 30, 2015	Beijing, China	100%	Software development
CLPS Technology (Singapore) Pte. Ltd. (“CLPS SG”)	Incorporated on August 18, 2015	Singapore	100%	Software development
CLPS- Ridik Technology (Australia) Pty Ltd. (“CLPS Ridik AU”)	Incorporated on November 10, 2015	Australia	100%	Software development
CLPS Technology (Hong Kong) Co., Limited (“CLPS Hong Kong”)	Incorporated on January 7, 2016	Hong Kong, China	100%	Software development
JAJI (Shanghai) Co., Ltd (“JAJI China”, formerly , Judge (Shanghai) Co., Ltd.)	Acquired on November 9, 2016	Shanghai, China	60%	Software development
JAJI (Shanghai) Human Resource Co., Ltd. (“JAJI HR”,formerly Judge (Shanghai) Human Resource Co., Ltd.)	Acquired on November 9, 2016	Shanghai, China	60%	Software development
CLPS Shenzhen Co., Ltd. (“CLPS Shenzhen”)	Incorporated on April 7, 2017	Shenzhen, China	100%	Software development
CLPS Guangzhou Co., Ltd. (“CLPS Guangzhou”)	Incorporated on September 27, 2017	Guangzhou, China	100%	Software development

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS - continued

Name of Entity	Date of Incorporation/ Acquisition	Place of Incorporation	% of Equity Ownership	Principal Activities
CLPS Hangzhou Co. Ltd. (“CLPS Hangzhou”)	Incorporated on July 31, 2019	Hangzhou, China	100%	Software development
CLPS Technology Japan (“CLPS Japan”)	Incorporated on September 13, 2019	Japan	100%	Software development
Ridik Pte. Ltd. (“Ridik Pte.”)	Acquired on September 26, 2019	Singapore	100%	Software development
Ridik Sdn. Bhd. (“Ridik Sdn.”)	Acquired on September 26, 2019	Malaysia	100%	Software development
Ridik Software Solutions Pte. Ltd. (“Ridik Software Pte.”)	Acquired on September 26, 2019	Singapore	100%	Software development
Qinson Credit Card Services Limited (“Qinson”)	Incorporated on December 31, 2019	Hong Kong, China	100%	Software development
CLPS Technology (California) Inc. (“CLPS California”)	Incorporated on January 2, 2020	California, the United States of America	100%	Software development
Ridik Consulting Private Limited (“Ridik Consulting”)	Acquired on January 6, 2020	India	100%	Software development
Hainan Qincheng Software Technology Co., Ltd.	Incorporated On January 20, 2021	Hainan, China	100%	Software development
CareerWin Executive Search Co., Ltd. (“CareerWin”)	Acquired on March 3, 2021	Shanghai, China	60%	Headhunting Service
CLPS Xi’an Co., Ltd.	Incorporated On April 15, 2021	Xi’an, China	100%	Software development
LinkCrypto Finance Technology Limited (“LinkCrypto”)	Incorporated On July 26, 2021	Hong Kong, China	100%	Blockchain technology
MSCT Investment Holdings Limited (“MSCT”)	Acquired on August 16, 2021	Virgin Islands, British	53.33%	Software development

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates and assumptions

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, valuation of accounts receivable, prepayments, deposits and other assets, useful lives of property and equipment and intangible assets, goodwill impairment, the impairment of long-lived assets and long-term investments, purchase price allocation and fair value of noncontrolling interests for business combinations and asset acquisition, relative standalone selling price of the performance obligations in the IT solution services, provision for accrued expenses and other current liabilities, valuation allowance of deferred tax assets, provision for uncertain tax positions, fair value measurements of equity investments without readily determinable fair values, fair value of warrants and fair value of and estimated forfeitures for share-based compensation. Actual results could differ from those estimates.

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

For equity investments without readily determinable fair values, the Company elects to use the measurement alternative in accordance with ASC Topic 321, Investments-Equity securities (“ASC 321”) to measure such investments at cost minus impairment adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer as of the date that the observable transaction occurred. These investments are measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the amount by which the carrying value exceeds the fair value of the investment. For the years ended June 30, 2022, 2021 and 2020, no such investment was remeasured and accordingly no unrealized gains (losses) was recognized.

The impairment loss of $102,155, nil and nil for equity method investments were recognized for the years ended June 30, 2022, 2021 and 2020, respectively. No impairment loss was recognized for equity investments without readily determinable fair value for the periods presented.

Business combination

The Company accounts for all business combinations under the purchase method of accounting in accordance with ASC Topic 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to net assets including separately identifiable assets and liabilities the Company acquired, based on their estimated fair value. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of the cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in the consolidated statements of comprehensive income. The Company adopted Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 802): Clarifying the Definition of a Business, in determining whether it has acquired a business from July 1, 2019 on a prospective basis and there was no material impact on the consolidated financial statements.

The determination and allocation of fair values to the identifiable net assets acquired, liabilities assumed and noncontrolling interest is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the acquiree’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted cash flows over that period. Acquisition-related costs are recognized as general and administrative expenses in the consolidated statements of comprehensive income as incurred. Although the Company believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

Acquisitions that do not meet the accounting definition of a business combination are accounted for as asset acquisitions. For transactions determined to be asset acquisitions, the Company allocates the total cost of the acquisition, including transaction costs, to the assets acquired based on their relative fair values.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Noncontrolling interests

The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the face of the consolidated statements of comprehensive income as an allocation of the total income or loss for the year between noncontrolling interest holders and the shareholders of the Company.

Property and equipment, net

Property and equipment, net, are stated at cost less accumulated depreciation and impairment, if any. The straight-line method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful life
Leasehold improvements	The shorter of remaining lease terms or the estimated useful lives
Automobiles	5 years
Equipment and office furniture	1-5 years
Building	31 or 50 years
Office building related facility, machinery and equipment	1-5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is charged to the statements of comprehensive income.

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

Amortization is computed using the straight-line method over the following estimated useful lives:

Useful life
Customer contracts	10 years
Customer relationship	5 – 10 years
Software	3 – 10 years

The Company does not have any indefinite-lived intangibles other than goodwill.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill

Goodwill represents the excess of the consideration over the fair value of the net assets acquired at the date of acquisition. Goodwill is not amortized but rather tested for impairment at least annually at the reporting unit level by applying a fair-value based test in accordance with accounting and disclosure requirements for goodwill. This test is performed by management annually or more frequently if the Company believes impairment indicators are present. The Company had only one reporting unit (that also represented the Company’s single operating segment) as of June 30, 2022 and 2021. Goodwill was allocated 100% to the single reporting unit as of June 30, 2022 and 2021. The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20, Intangibles - Goodwill and Other. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

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

No impairment loss was provided for the years ended June 30, 2022, 2021 and 2020.

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

No impairment loss was provided for the years ended June 30, 2022, 2021 and 2020.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

The Company accounts for revenue recognition in accordance with ASC Topic 606, Revenue from contracts with Customers (“ASC 606”). The Company provides a comprehensive range of IT services, IT solutions and other service, which primarily are on a time-and-expense basis, or fixed-price basis. Revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those services.

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

Differences between the timing of billings and the recognition of revenues are recorded as contract assets which is included in the prepayments, deposits and other assets, net, or contract liabilities on the consolidated balance sheets. Contract assets are classified as current assets and the full balance is reclassified to accounts receivables when the right to payment becomes unconditional. No impairment loss was recognized for contract assets for the years ended June 30, 2022 and 2021.

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

Other contracts

Other contracts primarily comprise of the sales of headhunting services, consulting and administrative services. Revenue of headhunting services for other contracts is recognized at a point in time when control is transferred to the customers, which generally occurs when the service is accepted by customers. Revenue of consulting and administrative services for other contracts is recognized over time as the customer simultaneously receives and consumes the benefits from the service as the Company performs.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition (continued)

The opening and closing balances of contract assets arising from contracts with customers as of June 30, 2022 were $513,199 and $1,461,412, respectively, and the opening and closing balances of deferred contract costs arising from contracts with customers as of June 30, 2022 were $376,138 and $714,127. The opening and closing balances of contract liabilities arising from contracts with customers as of June 30, 2022 were $326,912 and $587,140, respectively. Revenue recognized in the year ended June 30, 2022 that was included in the contract liability balance at the beginning of the period was $241,435. This revenue was driven primarily by IT solution service performance obligations being satisfied.

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

Government subsidies

Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Company also receives government subsidies related to government sponsored projects, and records such government subsidies as a liability when it is received. The Company recognizes the government subsidies in the consolidated statements of comprehensive income when there is reasonable assurance that the Company will receive the government grant and comply with the conditions attached to the grant to be received.

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

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount is expensed as incurred. The expenses related to these plans were $6,662,389, $6,180,287 and $16,771,118 for the years ended June 30, 2020, 2021 and 2022, respectively.

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

The Company accounts for uncertainties in income taxes in accordance with ASC Topic 740, Income Taxes (“ASC 740”). An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the consolidated statements of comprehensive income in the period incurred. All of the tax returns of the Company’s subsidiaries in China remain subject to examination by the tax authorities for five years from the date of filing through year 2026, and the examination period was extended to 10 years for entities qualified as High and New Technology Enterprises (“HNTEs”) in 2018 and thereafter.

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

A cancellation of an award that is not accompanied by the concurrent grant of (or offer to grant) a replacement award or other valuable consideration shall be accounted for as a repurchase for no consideration. Accordingly, the Company recognized previously unrecognized compensation cost at the cancellation date and reversed previously recognized share capital to additional paid-in capital.

Earnings per share

Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares and potential common shares outstanding during the period, which may include RSUs, options and warrants. The computation of diluted earnings per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts) on earnings per share.

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

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates as set forth in the H.10 statistical release of the U.S. Federal Reserve Board prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet dates. Non-monetary items that are measured in terms of historical costs in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive income.

The Company’s financial statements are reported using US$. The financial statements of the Company’s subsidiaries whose functional currencies are not US$ are translated from the functional currency to the reporting currency. Assets and liabilities are translated at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as accumulated comprehensive income (loss) and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of comprehensive income.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value of financial instruments (continued)

Financial instruments of the Company primarily consist of cash and cash equivalents, short-term investments, accounts receivable, other assets, note receivables, amounts due from related parties, equity investments without readily determinable fair values, accounts payable and other current liabilities, amounts due to related party, short-term bank loans and long-term bank loans. The carrying amounts of these financial instruments, except for short-term investments, equity investments without readily determinable fair values and long-term bank loans, approximate their fair values because of their generally short maturities.

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

There is no assets and liabilities measured on a recurring basis or disclosed at fair value as of June 30, 2022. Assets and liabilities measured on a recurring basis or disclosed at fair value as of June 20, 2021 are summarized below:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value of financial instruments (continued)

For the years ended June 30, 2022 and 2021, the Company recognized nil gain or loss for the equity investments using the measurement alternative. As of June 30, 2022 and 2021, the Company had no financial assets and liabilities measured and recorded at fair value on a non-recurring basis.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which modifies the disclosure requirements on fair value measurements in ASC 820. The Company adopted ASU 2018-13 on July 1, 2020, which has no material impact to the Company’s consolidated financial statements.

Comprehensive income

Comprehensive income is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive income (loss) of the Company includes foreign currency translation adjustments related to the Company’s subsidiaries whose functional currency is not US$.

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

The functional currency for the Company’s PRC subsidiaries is the RMB, and the financial statements are presented in U.S. dollars. The RMB depreciated by 2.9% in fiscal 2020, appreciated by 8.6% in fiscal 2021, and depreciated by 3.7% in fiscal 2022, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the majority of the Company’s assets, liabilities, revenues and costs are denominated in RMB.

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

- Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, account receivables, other assets, note receivables, and amounts due from related parties. As of June 30, 2022 and 2021, $14,787,554 and $9,705,412 of the Company’s cash and cash equivalents was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. As of June 30, 2022, the Company and its subsidiaries had $14,787,554, $2,034,692, $6,800, $1,195,402, $76,799, $4,007, $75,322, $124,583 and $91,828 of cash and cash equivalents on deposit at financial institutions in mainland China, Singapore, Australia, Hong Kong, Malaysia, India, Japan, America and Philippines, respectively. As of June 30, 2021, the Company and its subsidiaries had $9,705,412, $784,069, $11,477, $13,965,404, $1,833, $65,490, $191,584 and $14,113 of cash and cash equivalents on deposit at financial institutions in mainland China, Singapore, Australia, Hong Kong, India, Malaysia, Japan and America, respectively. The Company continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

The Company conducts credit evaluations on its customers and generally does not require collateral or other security from such customers. The Company periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

- Significant customers

The top two customers and their affiliates accounted for 20.6%, and 12.2%, respectively, of total revenues during the year ended June 30, 2022, 19.1%, and 11.9%, respectively, of total revenues during the year ended June 30, 2021. One customer accounted for 21.5% of total revenues during the year ended June 30, 2020. The top two customers accounted for 30.2%, and 9.3%, respectively, of the Company’s total accounts receivable balance as of June 30, 2022, 23.2%, and 16.3%, respectively, of the Company’s total accounts receivable balance as of June 30, 2021.

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

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). The amendments create an exception to the general recognition and measurement principal in ASC 805, Business Combinations to measure assets and liabilities acquired in a business combination at fair value. Instead, an acquirer in a business combination will be required to apply ASC 606 to recognize and measure contract assets and contract liabilities that result from contracts accounted for under ASC 606 on the acquisition date and will generally result in the acquirer recognizing amounts consistent with those recorded by the acquiree immediately before the acquisition date. The amendments are effective for fiscal years beginning July 1, 2023 and interim periods within those fiscal years. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning July 1, 2022. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or retrospectively to those transactions. The Company will apply the guidance prospectively and expects the impact of this guidance will require additional disclosures on the Company’s government assistance arrangements in its consolidated financial statements, including the significant terms and conditions of the government assistance transaction.

The Company does not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 3 – ACQUISITION AND DECONSOLIDATIONS OF SUBSIDIARIES

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

NOTE 3 – ACQUISITION AND DECONSOLIDATIONS OF SUBSIDIARIES - continued

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

Acquisition of CareerWin

In January 2021, JAJI China entered into an agreement with CareerWin to purchase CareerWin’s 30% equity interest in JAJI HR. JAJI China previously owned 70% of JAJI HR. After the transaction, JAJI China owned 100% of JAJI HR. At the same time, JAJI HR entered into a share purchase agreement with shareholders of CareerWin to purchase 100% equity interests of CareerWin to expand headhunting business, with JAJI China completing the purchase of 30% equity interest of JAJI HR as one of the pre-closing conditions. The total cash consideration of both transactions was $308,975 (RMB 2 million). The total consideration was allocated to the acquisition of 100% equity interests in CareerWin and the acquisition of 30% noncontrolling interest in JAJI HR (Note 19) at $289,980 (RMB 1.88 million) and $18,995 (RMB 0.12 million), respectively.

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 3 – ACQUISITION AND DECONSOLIDATIONS OF SUBSIDIARIES - continued

Acquisition of MSCT

On May 18, 2021, Growth Ring Ltd. (“Growth Ring”) entered into a capital increase agreement with Minshang Creative Technology Holdings Limited (“MCT”) to purchase MCT’s 53.33% equity interest in MSCT, at a total cash consideration of $205,711 (HK$1,600,000). After the transaction, Growth Ring owned 53.33% of MSCT and MCT owned the remaining 46.67% equity interests.

The acquisition of the 53.33% equity interest in MSCT was completed on August 16, 2021. As MSCT does not possess all the elements that are necessary to conduct normal operations as a business and had not yet commenced operations, such acquisition is accounted for as an acquisition of using a cost accumulation and allocation model under which the cost of the acquisition is allocated to the assets acquired and liabilities assumed. The carrying amounts of the net identifiable assets of MSCT as of the date of acquisition were as follows:

Amounts
Net assets acquired:
Cash and cash equivalents	205,711
Intangible assets (Note 7)	151,168
Other current liabilities	(5,390)
Deferred tax liabilities	(23,971)
Noncontrolling interests	(121,807)
Total consideration	$205,711

The valuation used in the purchase price allocation described above was determined by the Company with the assistance of independent third-party valuation firm. The valuation report applied generally accepted valuation methodology, the income approach. As the acquiree is a private company, the fair value estimates of noncontrolling interest is based on significant inputs considered by market participants which mainly include (a) discount rate, (b) projected terminal value based on future cash flows, (c) equity multiples or enterprise value multiples of companies in the same industries and (d) adjustment for lack of control or lack of marketability.

Disposal of Infogain

On May 31, 2021, CLPS SG entered into an agreement with Sharma Devendra Prasad to sell its 80% interests in Infogain at a cash consideration of $75,672 (SGD100,000). Sharma Devendra Prasad is the shareholder of the 20% noncontrolling interests in Infogain and was the original shareholder of the 80% interest in Infogain acquired by CLPS SG in 2019. After the disposal, the Company was no longer a shareholder of Infogain and deconsolidated Infogain’s financial results from the Company’s financial statements from June 1, 2021. The Company recognized a total gain of $9,022 (SGD 11,921) from the transaction in “Other income, net” in the consolidated statements of comprehensive income for the year ended June 30, 2021. The deconsolidation of Infogain did not meet the definition of a discontinued operation in accordance with ASC 205-20, Presentation of Financial Statements – Discontinued Operations (“ASC 205-20”), as the disposal of Infogain did not represent a shift in the Company’s strategy that has (or will have) a major effect on an entity’s operations and financial results.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of June 30,
	2022	2021
Trade accounts receivable	$53,896,259	$44,448,073
Less: allowance for doubtful accounts	(126,372)	(309,076)
Accounts receivable, net	$53,769,887	$44,138,997

The movement of the allowance for doubtful accounts is as follows:

	As of June 30,
	2022	2021
Balance at the beginning of the year	$309,076	$97,140
Provision for doubtful accounts	2,508	214,734
Recovery of doubtful accounts	(180,518)	(16,994)
Foreign currency translation adjustments	(4,694)	14,196
Balance at the end of the year	$126,372	$309,076

NOTE 5 – PREPAYMENTS, DEPOSITS AND OTHER ASSETS, NET

Prepayments, deposits and other assets, net consisted of the following:

	As of June 30,
	2022	2021
Prepaid expenses	$928,025	$1,559,176
Contract assets	1,461,411	513,199
Advances and deposits to suppliers	728,238	651,402
Deferred contract costs	714,127	376,138
Government subsidies	437,288	-
Note receivables	187,916	127,027
Advances to employees	6,865	13,755
Due from Infogain	-	185,906
Less: allowance for doubtful accounts	-	-
Total	4,463,870	3,426,603
Less: non-current portion	(248,456)	(896,145)
Prepayments, deposits and other assets – current portion	$4,215,414	$2,530,458

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 5 – PREPAYMENTS, DEPOSITS AND OTHER ASSETS, NET - continued

The movement of the allowance for doubtful accounts is as follows:

	As of June 30,
	2022	2021
Balance at the beginning of the year	$-	$212,447
Provision (reversal) for doubtful accounts	-	-
Write-off	-	(230,032)
Foreign currency translation adjustment	-	17,585
Balance at the end of the year	$-	$-

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of June 30,
	2022	2021
Office building	$20,198,454	$-
Equipment	1,224,250	1,047,227
Office building related facility, machinery and equipment	225,773	-
Automobiles	118,472	122,903
Office Furniture	69,448	147,207
Leasehold improvements	667,785	614,680
Total	22,504,182	1,932,017
Less: accumulated depreciation	(1,903,084)	(1,331,226)
Property and equipment, net	$20,601,098	$600,791

Depreciation expense was $709,836, $404,063, and $360,302 for the years ended June 30, 2022, 2021 and 2020, respectively. No impairment loss was recognized for the years ended June 30, 2022, 2021 and 2020.

NOTE 7 – INTANGIBLE ASSETS, NET

As of June 30, 2022 and 2021, intangible assets, net consisted of the following:

	As of June 30,
	2022	2021
Customer relationship	$1,021,509	$1,056,162
Customer contracts	344,003	356,870
Software	228,853	80,330
Less: accumulated amortization	(624,321)	(442,863)
Intangible assets, net	$970,044	$1,050,499

During the year ended June 30, 2021, customer relationship of $127,002 was derived from the acquisition of CareerWin with an estimated useful life of 5 years. During the year ended June 30, 2022, software of $150,468 was derived from the asset acquisition of MSCT with an estimated useful life of 10 years (Note 3).

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 7 – INTANGIBLE ASSETS, NET - continued

The movement of intangible assets, net is as follow:

For the year ended June 30, 2022
Balance as of July 1, 2021	$1,050,499
Addition	160,032
Amortization	(202,412)
Foreign currency translation adjustment	(38,075)
Balance as of June 30, 2022	$970,044

The amortization expenses were $202,412, $273,178 and $232,871 for the years ended June 30, 2022, 2021 and 2020. Estimated future amortization expenses are as follows:

Year ending June 30,	Amortization expense
2023	$192,351
2024	144,117
2025	139,541
2026	123,943
2027	105,102
2028 and after	264,990
Total	$970,044

No impairment losses were recognized for the years ended June 30, 2022, 2021 and 2020.

NOTE 8 – GOODWILL

The changes in the carrying amount of goodwill for the year ended June 30, 2022 were as follows:

For the year ended June 30, 2022
Balance as of July 1, 2021	$2,444,950
Foreign currency translation adjustment	(81,109)
Balance as of June 30, 2022	$2,363,841

The Company has only one reporting unit. For the years ended June 30, 2021, the Company performed a qualitative assessment of the goodwill for the reporting unit based on the requirements of ASC 350-20. The Company evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not that the fair value of the reporting unit was less than its carrying amount. Therefore, further impairment testing on goodwill was unnecessary as of June 30, 2021.

For the year ended June 30, 2022，the Company performed a qualitative assessment of the goodwill for the reporting unit based on the requirements of ASC 350-20，evaluated all relevant factors, weighed all factors in their entirety and concluded that the two-step quantitative impairment test on goodwill was necessary as of June 30, 2022. The Company compared the carrying amount of the reporting unit to the fair value of the reporting unit based on estimated fair value using the income approach and the fair value of the reporting unit exceeded the carrying value of the reporting unit, goodwill is not impaired and the Company is not required to perform further testing, and no impairment loss shall be attributed to the parent or the noncontrolling interest.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 9 – LONG-TERM INVESTMENTS

	As of June 30,
	2022	2021
Equity investments without readily determinable fair values
Beijing UniDev Software Co., Ltd. (“UniDev”)	252,161	-
Shenzhen Huaqin Robotics Co., Ltd. (“Huaqin Robotics”)	149,296	154,880
CLPS Lihong Financial Information Services Co., Ltd. (“CLPS Lihong”)	-	558,509
Guangdong Zhichuang Software Technology Co., Ltd. (“CLPS Guangdong Zhichuang”)	-	92,928
Total equity investments without readily determinable fair values	401,457	806,317

Equity method investments
Fuson Group Limited (“Fuson”)	139,164	-
Shanghai Shier Information Technology Co., Ltd. (“Shier”)	69,765	73,717
Economic Modeling Information Technology Co., Ltd. (“EMIT”)	-	134,750
Total equity method investments	208,929	208,467
Total	$610,386	$1,014,784

Equity investments without readily determinable fair values

In accordance with ASC 321, the Company elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

The carrying amount of investments without readily determinable fair values was $401,457 (RMB 2.69 million) and $806,317 as of June 30, 2022 and 2021, respectively. No downward adjustments (including impairment charges) or upward adjustments was recognized on equity investments without readily determinable fair value for the years ended June 30, 2022, 2021 and 2020.

Equity method investments

On April 3, 2019, the Company purchased a 30% equity interest of EMIT at nil consideration with a committed to invest $445,454.14 (RMB 3.00 million) in total within 20 years. During the years ended June 30, 2020, the Company made capital contribution to EMIT of $143,299.

On February 3, 2021, the Company purchased a 35% equity interest of Shier at a cash consideration of $83,228 (RMB 0.54 million).

On September 16, 2021, the Company purchased a 35.02% equity interest of Fuson at a cash consideration of $157,464 (HK$1.2 million).

The Company accounts for the investments in EMIT, Shier and Fuson as equity method investments due to its significant influence over the entities.

The Company recorded a loss of $50,297, a loss of $44,121 and an income of $207,363 from equity investments accounted for using equity method for the years ended June 30, 2022, 2021 and 2020, respectively. The company recognized an impairment loss of $102,155 of EMIT for the years ended June 30, 2022. The carrying amount of the Company’s equity method investments were $208,929 and $208,467 as of June 30, 2022 and 2021, respectively.

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 10 – BANK LOANS

Outstanding balances of bank loans consisted of the following:

	As of June 30,
	2022	2021

Loan from Bank of Shanghai Pudong Development	$7,040,738	$4,425,504
Loan from China Merchants Bank	5,931,331	-
Loan from Bank of Communication	1,492,961	3,097,605
Loans from Development Bank of Singapore	9,333	23,374
Total bank loans	$14,474,363	$7,546,483
Less: Non-current portion	-	(9,644)
Short-term bank loans and long-term bank loans – current portion	$14,474,363	$7,536,839

Bank loans payable consisted of several bank loans denominated in RMB and SGD.

As of June 30, 2022, the Company had total financing credit facilities of RMB8,000,000, of which the unused amount was RMB3,000,000.

As of June 30, 2022, certain bank borrowings of RMB5,000,000 are guaranteed by subsidiaries of the Group. Others are unsecured loans.

Interest expenses were $447,187, $156,749 and $90,940 for the years ended June 30, 2022, 2021 and 2020, respectively. The effective weighted average interest rates were 3.771%, 4.160% and 4.168% for the years ended June 30, 2022, 2021 and 2020, respectively.

As of June 30, 2022, all loan principal will be due within 1 year.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 11 – SALARIES AND BENEFITS PAYABLE

Full time employees of the Company located in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company accrued for these benefits based on certain percentages of the employees’ salaries. Salaries and benefits payable included $1,550,145 and $1,561,677 accrued employer portion of social benefits payable to local governments as of June 30, 2022 and 2021, respectively.

NOTE 12 – RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Company in 2022 and 2021 consisted of:

Related Party	Relationship with the Company
Xiao Feng Yang	Chairman of the Board
Raymond Ming Hui Lin	CEO of the Company
EMIT	Equity investee of the Company
Beijing Bright Technology Co., Ltd (“Beijing Bright”)	Noncontrolling interest shareholder of JAJI China
UniDev	Equity investee of the Company
Fuson Group Limited (“Fuson”)	Equity investee of the Company
MCT	Noncontrolling interest shareholder of MSCT

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 12 – RELATED PARTY TRANSACTIONS – continued

(a) Related party balances

The balances due from and due to related parties were as follows:

	As of June 30,
	2022	2021
Due from related parties:
EMIT	$226,421	$152,367
Beijing Bright	102,993	393,761
UniDev	44,341	-
Fuson	3,887	-
Total	$377,642	$546,128

Due from related parties mainly represents loan provided to EMIT and software development fee prepaid to Beijing Bright.

	As of June 30,
	2022	2021
Due to related parties:
EMIT	$27,616	$183,148
UniDev	33,727	-
MCT	5,541	-
Total	$66,884	$183,148

Due to related parties mainly represents the unpaid consulting service fee to EMIT and UniDev and unpaid administrative fee to MCT.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 12 – RELATED PARTY TRANSACTIONS - continued

(b) Related party transactions

		For the year ended,
		2022	2021	2020
a)	Consulting services provided to the related parties
	UniDev	$46,008	$-	$-
	EMIT	6,016	-	-
	CareerWin	-	-	165,161
	CLPS Lihong	-	269,472	-
		$52,024	$269,472	$165,161

b)	Services provided by the related parties
	EMIT	$157,762	$758,976	$209,318
	UniDev	34,995	-	-
	CareerWin	-	-	195,817
	Beijing Bright	142,487	604,033	165,040
		$335,244	$1,363,009	$570,175

c)	Loans provided to the related parties
	CLPS Lihong	$-	$-	$149,341
	EMIT	83,651	151,783	28,446
		$83,651	$151,783	$177,787
d)	Repayment of loans from the related parties
	CLPS Lihong	$-	$-	$149,341
	EMIT	15,491	-	28,446
		$15,491	$-	$177,787
e)	Interest income received from the related parties
	EMIT	9,260	-	-
	CLPS Lihong	-	-	2,328
		$9,260	$-	$2,328
f)	Rental income from the related party
	Fuson	3,587	-	-
		$3,587	$-	$-

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 13 – TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman Islands and BVI

Under the current laws of the Cayman Islands and BVI, the Company and subsidiaries in BVI are not subject to tax on income or capital gains.

Hong Kong

Subsidiaries in Hong Kong are subject to Hong Kong Profits Tax rate at 16.5%, and foreign-derived income is exempted from income tax.

Singapore

Subsidiaries in Singapore are subject to Singapore Corporate Income Tax rate at 16.5%, and foreign-derived income is exempted from income tax.

Mainland China

Under the Enterprise Income Tax (“EIT”) Law of PRC, enterprises are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and tax exemption may be granted if qualified. EIT Law grants a preferential tax rate to High and New Technology Enterprises (“HNTEs”). An enterprise qualified as HNTE and awarded with the “HNTE” certificate may enjoy a reduced EIT rate of 15%. CLPS Shanghai, the Company’s main operating subsidiary in PRC, was recognized as qualified HNTEs since 2013. Its latest qualified periods are for 2019 to 2021 and it enjoys a preferential tax rate of 15%. As of the reporting date, CLPS Shanghai has not been awarded the renewed “HNTE” certificate, and subject to a unified 25% enterprise income tax rate for tax year 2022.

A qualified enterprise in encouraged industries registered in the Hainan Free Trade Port (“HFTP”) and engaged in substantive operations may enjoy a reduced EIT rate of 15%. CLPS Hainan, a Company’s subsidiary in the PRC, was recognized as a qualified enterprise engaged in encouraged industries registered in the Hainan Free Trade Port and engaged in substantive operations.

Income (loss) before income taxes

	For the years ended June 30,
	2022	2021	2020
Mainland China	$17,366,634	$14,814,221	$9,266,586
Non- Mainland China	(9,682,434)	(6,493,761)	(5,559,127)
	$7,684,200	$8,320,460	$3,707,459

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended June 30,
	2022	2021	2020
PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of income tax rate difference in other jurisdictions	25.8%	19.1%	36.8%
Effect of tax rate changes on deferred taxes	(0.3)%	(0.5)%	4.5%
Effect of PRC preferential tax rate and tax relief	(10.1)%	(5.3)%	(7.8)%
Research and development credits	(18.0)%	(28.9)%	(52.4)%
Withholding tax	-	11.7%	-
Intercompany transfers	10.8%	7.5%	-
Investment gain/loss	(1.5)%
Deferred tax	-	(0.3)%	(0.1)%
Change in valuation allowances	6.6%	(16.7)%	12.1%
Others	1.5%	3.5%	4.4%
Effective tax rate	39.8%	15.1%	22.5%

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 13 – TAXES - continued

(a)	Corporate Income Taxes (“CIT”) (continued)

The provision (benefit) for income tax consists of the following:

	For the years ended June 30,
	2022	2021	2020
Current income tax	$2,800,162	$1,670,733	$662,704
Deferred income tax	245,830	(413,609)	172,740
Total provision for income tax expenses	$3,045,992	$1,257,124	$835,444

As of June 30, 2022, the Company had net operating loss carry forwards of approximately $1,572,903 from the Company’s PRC subsidiaries, which will expire between 2022 and 2027 if not utilized. As of June 30, 2022, the Company had net operating loss carry forwards of approximately $1,031,900, $254,524, $547,047, $159,183 and $12,358 from its operations in Singapore, Australia, Hong Kong, Japan and Philippines respectively. The net operating losses in Singapore, Australia and Hong Kong will be carried forward indefinitely while the net operating losses in Japan and Philippines will be carried forward for 10 years and 5 years, respectively.

The significant components of the deferred tax assets and liabilities are as follows:

	As of June 30,
	2022	2021
Deferred tax assets:
Net operating loss carry forwards	$743,898	$611,315
Accrued expenses	163,497	181,730
Share of investee’s loss	129,191	12,823
Others	71,714	93,385
Valuation allowances	(781,260)	(291,480)
Total deferred tax assets	$327,040	$607,773

Deferred tax liabilities:
Intangible assets	$150,547	$154,022
Share of investee’s income	-	1,011
Total deferred tax liabilities	$150,547	$155,033

As of June 30, 2022 and 2021, valuation allowances were provided against deferred tax assets in entities which were in a three-year cumulative losses position and/or are not forecasted to turn profits in the foreseeable future.

For the years ended June 30, 2022 and 2021, the Company accrued dividend distribution withholding tax for the remittance of earnings from the subsidiaries in Mainland China to offshore entities of nil and $994,941, respectively. As of June 30, 2022 and 2021, the Company intended to permanently reinvest the remaining undistributed earnings from PRC subsidiaries to fund future operations and thus no deferred tax has been recognized for withholding taxes that would be payable on the unremitted earnings that are subject to withholding taxes of the Company’s subsidiaries established in the PRC. As of June 30, 2022 and 2021, the taxable temporary differences for unrecognized deferred tax liabilities related to investments in foreign subsidiaries were $ 23,731,272 and $20,328,999, respectively. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 13 – TAXES - continued

(a)	Corporate Income Taxes (“CIT”) (continued)

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. It is possible that the amount of unrecognized benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. Unrecognized tax benefits were presented in “other non-current liabilities” in the consolidated balance sheets. As of June 30, 2022, 2021 and 2020, the Company had unrecognized tax benefits of $3,095,554, $1,333,608 and $194,939, respectively, if ultimately recognized, will impact the effective tax rate. The Company has presented unrecognized tax benefits of $2,497,005, $750,616 and $128,467 on a net basis with deferred tax assets relating to tax losses carry forward, $446,490, $ 208,109 and $128,467 of which a full valuation allowance would otherwise be recorded as of June 30, 2022, 2021 and 2020. The Company recorded interests of $36,363 and zero penalties related to potential underpaid income tax expenses for the year ended June 30, 2022 and interests of $53,826 and zero penalties for the year ended June 30, 2021, zero interests and penalties for the year ended June 30, 2020.

A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	2022	2021	2020
Balance at July 1	$1,333,608	$194,939	$128,467
Increase	2,132,154	1,139,596	228,358
Decrease	(267,622)	(47,149)	(157,906)
Foreign currency translation adjustment	(102,586)	46,222	(3,980)
Balance at June 30	$3,095,554	$1,333,608	$194,939

As of June 30, 2022, the open tax years for Mainland China ranges from calendar year 2017 to calendar year 2021.

(b)	Tax Payables

The Company’s tax payables consist of the following:

	As of June 30,
	2022	2021

VAT payable	$693,239	$770,853
Corporate income tax payable	462,792	40,211
Withholding tax payable	349,582	275,208
Disability insurance fund payable	776,979	565,806
Other tax payables	72,474	62,931
Total tax payables	$2,355,066	$1,715,009

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Long-term leases commitments

The Company’s subsidiaries lease administrative office space under various operating leases. Rental expenses recognized using the straight-line basis under operating leases amounted to $1,413,521, $942,606 and $944,645 for the years ended June 30, 2022, 2021 and 2020, respectively.

Future minimum lease payments under non-cancellable operating leases are as follows:

Twelve months ending June 30,	Lease expense
2023	$1,174,688
2024	795,710
2025	158,805
Total	$2,129,203

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 15 – EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	For the years ended June 30,
	2022	2021	2020

Basic earnings per share calculation:
Numerator:
Net income attributable to common shares	$4,455,428	$6,816,572	$2,938,239
Denominator:
Weighted average common shares outstanding	20,924,683	17,279,443	14,689,224
Basic earnings per share attributable to common shares	$0.21	$0.39	$0.20
Diluted earnings per share calculation:
Numerator:
Net income attributable to common shares for calculating diluted earnings per share	$4,455,428	$6,816,572	$2,938,239
Denominator:
Weighted average common shares outstanding	20,924,683	17,279,443	14,689,224
Weighted average common shares equivalents:
Effects of dilutive securities
Warrants	-	-	-
Share options	-	179,479	-
RSUs	132,380	110,518	3,075
Shares used in computing diluted earnings per share attributable to common shares	21,057,063	17,569,440	14,692,299
Diluted earnings per share attributable to common shares	$0.21	$0.39	$0.20

For the years ended June 30, 2022 and 2020, warrants and options were out-of-the-money with no dilutive effect. For the year ended June 30, 2021, warrants were out-of-the-money with no dilutive effect.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 16 – WARRANTS

Warrants issued on May 24, 2018

In connection with the closing of the Company’s IPO on May 24, 2018, the Company issued 283,192 warrants to several placement agents of the IPO. Each warrant entitles the warrant holder to purchase the Company’s common shares at $4.20 or $6.3 per share. The warrants carry a term of five years expiring in May 2023 and shall not be exercisable for a period of 180 days from May 23, 2018. During the year ended June 30, 2019, 176,192 warrants were exercised and 99,380 common shares were issued. During year ended June 30, 2020, no warrants were exercised. During year ended June 30, 2021, 107,000 warrants were exercised and 65,542 common shares were issued. During year ended June 30, 2022, no warrants were exercised. As of June 30, 2022 and 2021, no warrants were issued and outstanding respectively.

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

Warrants issued on March 3, 2021

On March 3, 2021, the Company issued 2,666,666 warrants to with certain accredited investors concurrently with the private placement transaction (Note 18). Each warrant to purchase one common share of the Company at $6.0 per share and can be exercised prior to the termination date which is September 3, 2026. During year ended June 30, 2022, no warrants were exercised. As of June 30, 2022 and 2021, 2,666,666 warrants were issued and outstanding.

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

c)	2021 Equity Incentive Plan (the “2020 Plan”)

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

On August 31, 2021, the Company granted an aggregate of 2,790,300 stock options to key employees and senior executives under the 2020 plan. 200,000 stock options granted to the employees contains service condition, and 2,590,300 stock options granted to the employees and directors contains additional performance condition that the share numbers that will be vested is based on the performance appraisal of the grantees for the year 2022. The stock options are valid for a period of 5 years from the grant date and vest 25% per year in equal annual installments at the end of each anniversary over a four-year period, with the first 25% vesting on August 31, 2022 and the second, third and fourth 25% vest on August 31, 2023, 2024 and 2025, respectively.

On January 31, 2022, the Company granted an aggregate of 1,300,000 stock options to key employees and senior executives under the 2020 plan. The stock options are valid for a period of 5 years from the grant date and vest 25% per year in equal annual installments at the end of each anniversary over a four-year period, with the first 25% vesting on January 31, 2023 and the second, third and fourth 25% vest on January 31, 2024, 2025 and 2026, respectively.

The options granted to employees are accounted for as equity awards and measured at their grant date fair value using binomial lattice model. The Company recognizes the compensation expenses over the service requisite periods using the accelerated method. Share-based compensation cost of $1,196,971, $529,479 and $448,736 were recognized for the years ended June 30, 2022, 2021 and 2020, respectively. The weighted-average grant-date fair value per share of options granted was $1.13 for senior executives and $1.01 for key employees during the year ended June 30, 2022, $1.06 for senior executives and $1.03 for key employees during the year ended June 30, 2021, and $1.03 for senior executives and $1.01 for key employees during the year ended June 30, 2020, respectively.

The assumptions used to value the Company’s stock options grants were as follows:

	For the years ended June 30,
	2022	2021	2020

Expected volatility	40%	41%	43%
Risk-free interest rate	0.71~1.62%	0.36%	1.63%
Exercise multiples	2.2~2.8	2.2~2.8	2.2~2.8
Expected dividend yield	0%	0%	0%
Forfeited rates	12~19	12~19%	9~10%
Fair market value per common share	$1.92~3.15	$2.89	$5.25

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

The following table sets forth the summary of stock options activities:

	Number of stock options	Weighted Average Exercise Price	Weighted Average Grant-date Fair Value	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding as of July 1, 2021	1,430,490	$3.09	$1.35	4.4 years	1,949,145
Granted	4,090,300	$2.36	$1.07
Exercised*	(1,443)	$2.68	$1.02
Forfeited or expired	(833,674)	$2.73	$1.23
Outstanding as of June 30, 2022	4,685,673	$2.52	$1.13	4.1 years	-
Outstanding and exercisable as of June 30, 2022	555,842	$3.34	$1.55		-
Vested and expected to vest as of June 30, 2022	3,167,351	$2.64	$0.15	4.1 years	-

*	During the year ended June 30, 2022, 1,443 share options were exercised and 1,443 common shares were issued.

The aggregate intrinsic value in the table above represents the difference between the closing stock price on the last trading day in fiscal 2022 and the options’ respective exercise price. Total intrinsic value of options exercised for the year ended June 30, 2022 and 2021 was $1,125 and $57,613, respectively. No options were exercised in fiscal year 2020. The total fair value of options vested during the years ended June 30, 2022, 2021 and 2020 was $505,295, $354,701 and $274,063, respectively.

As of June 30, 2022, there was $1,328,464 of unrecognized compensation cost, adjusted for estimated forfeitures based on historical data, related to non-vested stock options granted to the Company’s employees and directors. Total unrecognized compensation cost is expected to be recognized over a period of 1.88 years as of June 30, 2022. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 17 – SHARE-BASED PAYMENT - continued

Restricted Share Units

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

During the year ended June 30, 2022, the Company granted 2,519,600 RSUs to key employees under the 2020 Plan. The RSUs granted to the employees fully vest on specified date within four years.

The weighted-average fair value per share is determined as the closing stock price at the grant date.

The Company recognizes the compensation expenses over the service requisite periods using the accelerated method. Share-based compensation cost of $5,987,891, $4,599,217 and $3,555,344 was recognized for the years ended June 30, 2022, 2021 and 2020, respectively.

The following table sets forth the summary of RSUs activities:

	Number of Shares	Weighted- Average Grant Date Fair Value

Outstanding as of July 1, 2021	52,650	$3.16
Granted	2,519,600	$2.52
Vested	(2,370,650)	$2.48
Forfeited or expired	(5,400)	$3.15
Outstanding as of June 30, 2022	196,200	$3.10

As of June 30, 2022, there was $289,321 of unrecognized compensation cost, adjusted for estimated forfeitures based on historical data, related to non-vested, service-based RSUs granted to the Company’s employees and directors. The RSUs are expected to be recognized over a weighted-average period of 1.86 years. The total fair value of the restricted share units vested was $4,617,882, $5,338,069 and $4,702,325 during the year ended June 30, 2022, 2021 and 2020, respectively. The weighted-average grant-date fair value per share of RSUs granted was $2.52, $3.34 and $2.32 during the year ended June 30, 2022, 2021 and 2020, respectively.

The following table summarizes the total share-based compensation expense recognized by the Company:

	2022	2021	2020
Cost of revenues	$36,906	$8,403	$12,448
Selling and marketing expenses	165,209	122,087	201,168
General and administrative expenses	6,982,747	4,998,206	3,790,464
Total	$7,184,862	$5,128,696	$4,004,080

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 18 – SHAREHOLDERS’ EQUITY

Common shares

On February 23, 2021, the Company entered into an agreement with Maxim Group LLC (“Maxim”) that Maxim will serves as a Placement Agent for the Company in connection with the proposed offering of registered securities of the Company, including shares of the Company’s common stock. On February 28, 2021, the Company entered into a securities purchase agreement (“SPA”) with certain accredited investors. According to the SPA, the Company agreed to sell 2,666,666 shares of the Company's common stock and issue unregistered warrants to purchase up to an additional 2,666,666 shares of common stock in the concurrent private placement transaction (the transaction). On March 3, 2021, the Company issued 2,666,666 common shares at US$6.00 per share to those investors, with a par value of $0.0001 per share, and issued 2,666,666 warrants, generating total gross proceeds of $15,999,996. Net proceeds from the transaction after issuance cost of $1,317,119 were $14,682,877 which was allocated to common shares and warrants issued on their relative fair value basis of $11,131,829 and $3,551,048, respectively.

No dividend was declared during the years ended June 30, 2022, 2021 and 2020.

Statutory reserve and restricted net assets

The Company’s subsidiaries located in mainland China are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The Company allocated $857,801, $1,410,264 and $970,009 to statutory reserves during the years ended June 30, 2022, 2021 and 2020, respectively in accordance with PRC GAAP.

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends payments, loans or advances. Amounts of net assets restricted amounted to $23,264,745 and $11,482,521 as of June 30, 2022 and 2021, respectively. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries to satisfy any obligations of the Company.

Accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income (loss) were as follows:

Foreign currency translation income (loss)
Balance at June 30, 2020	$(1,362,665)
Other comprehensive loss before reclassification	$2,697,395
Amounts reclassified from accumulated other comprehensive income	$(2,172)
Net current-period other comprehensive income	$2,695,223
Other comprehensive loss attribute to noncontrolling interests	$(102,475)
Balance at June 30, 2021	$1,230,083
Other comprehensive income before reclassification	$(1,828,542)
Amounts reclassified from accumulated other comprehensive income	$-
Net current-period other comprehensive income	(1,828,542)
Other comprehensive loss attribute to noncontrolling interests	$48,211
Balance at June 30, 2022	$(550,248)

There was nil tax expense or benefit recognized related to the changes of each component of accumulated other comprehensive income (loss) for the years ended June 30, 2020, 2021 and 2022.

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

Prior to January 2021, JAJI China, a 60% owned subsidiary of CLPS, owned 70% of JAJI HR. In January 2021, JAJI China entered into an agreement with CareerWin to purchase CareerWin’s 30% equity interest in JAJI HR. After the transaction, JAJI China owned 100% of JAJI HR. The purchase consideration was $18,995. The carrying amount of the noncontrolling interests was $12,189. The transaction was accounted for as an equity transaction and the difference of $6,806 between the purchase consideration and the carrying value of the noncontrolling interest of JAJI HR was recorded in the additional paid-in capital on the consolidated balance sheets.

In May 2021, Growth Ring, a wholly owned subsidiary of CLPS, entered into an agreement with MCT to purchase MCT’s 53.33% equity interest in MSCT. The purchase consideration was $205,711. The transaction was accounted for as an asset acquisition and the carrying amount of the noncontrolling interests was $121,807 (Note 3).

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

The Company’s operations are primarily based in China, where the Company derives a substantial portion of their revenues. The following table presents revenues generated in domestic and overseas markets for the years ended June 30, 2022, 2021 and 2020.

	For the years ended June 30,
	2022	2021	2020
Mainland China	$137,915,276	$112,511,341	$78,840,635
Singapore	9,559,951	9,613,026	7,369,345
Hong Kong	3,365,491	3,728,039	3,071,857
United States	883,478	34,740	-
Malaysia	161,132	148,128	125,748
Japan	137,053	26,419	5,394
Australia	-	-	2,167
India	-	-	652
Total	$152,022,381	$126,061,693	$89,415,798

The following table presents revenues by the service lines for the years ended June 30, 2022, 2021 and 2020.

	For the years ended June 30,
	2022	2021	2020
IT consulting service	$144,092,811	$122,273,395	$87,136,754
Customized IT solution service	6,738,118	3,130,646	1,844,892
Other	1,191,452	657,652	434,152
Total	$152,022,381	$126,061,693	$89,415,798

Long-lived assets by geographic area are presented as follows:

	As of June 30,
	2022	2021
Hong Kong	$15,468,306	$111,590
Singapore	4,586,546	4,305
Mainland China	541,766	481,473
India	3,153	2,354
Japan	1,327	1,069
	$20,601,098	$600,791

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 21 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of June 30,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$115,901	$12,975,407
Amounts due from subsidiaries	22,776,226	7,576,560
Prepayments, deposits and other assets, net	378,836	382,807
Total Current Assets	23,270,963	20,934,774

Non-Current assets:
Investments in subsidiaries	50,416,453	36,295,558
Total Assets	$73,687,416	$57,230,332

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Salaries and benefits payable	-	541,285
Amounts due to subsidiaries	7,134,543	-
Total Current Liabilities	7,134,543	541,285
Total Liabilities	$7,134,543	$541,285

Shareholders’ Equity
Common stock, $0.0001 par value, 100,000,000 shares authorized; 22,444,822 shares issued and outstanding as of June 30, 2022; 20,293,552 shares issued and outstanding as of June 30, 2021*	2,244	2,029
Additional paid-in capital	55,705,209	48,516,695
Accumulated retained earnings	11,395,668	6,940,240
Accumulated other comprehensive (loss) income	(550,248)	1,230,083

Total Shareholders’ Equity	66,552,873	56,689,047

Total Liabilities and Shareholders’ Equity	$73,687,416	$57,230,332

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 21 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION - continued

Condensed statements of comprehensive income

	For the years ended June 30,
	2022	2021	2020

General and administrative expenses	$(7,640,065)	$(6,267,334)	$(5,505,559)
Share of profit in subsidiaries, net (Note a)	12,060,619	13,202,527	8,404,632
Other income	34,874	6,365	46,904
Other expenses	-	(124,986)	(7,739)

Income before income tax	4,455,428	6,816,572	2,938,238
Provision for income tax	-	-	-
Net income	4,455,428	6,816,572	2,938,238

Other comprehensive (loss) income
Foreign currency translation (loss) gain	$(1,780,331)	$2,592,748	$(549,015)

Comprehensive income	$2,675,097	$9,409,320	$2,389,223

Condensed statements of cash flows

	For the years ended June 30,
	2022	2021	2020
Net cash used in operating activities	$(20,091,683)	$(2,107,118)	$(3,586,857)
Net cash provided by financing activities	7,395,038	14,799,107	200,000
Effect of exchange rate changes on cash	(162,861)	101,905	97,179
Net (decrease) increase in cash and cash equivalents	(12,859,506)	12,793,894	(3,289,678)
Cash and cash equivalents, at the beginning of the year	$12,975,407	$181,513	$3,471,191
Cash, cash equivalents at the end of the year	$115,901	$12,975,407	$181,513

(a) Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception.

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323. Such investments are presented on the balance sheets as “Investments in subsidiaries” and share of the subsidiaries’ profit or loss are shown as “Share of profit in subsidiaries, net” on the statements of comprehensive income.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted and as such, these Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

ITEM 19.	EXHIBITS

The financial statements are filed as part of this Annual Report beginning on page F-1.

Exhibit No.	Description

1.1	Form of Underwriting Agreement (2).
2	Description of Securities registered under Section 12 of the Exchange Act (6)
3.1	Memorandum and Articles of Association (1).
4.1	Specimen Share Certificate (1).
10.1	2017 Equity Incentive Plan (1).
10.2	2019 Equity Incentive Plan (3).
10.3	2020 Equity Incentive Plan(4)
10.4	Form Independent Director Agreement (1).
10.5	Employment Agreement between the Company and Xiao Feng Yang (1).
10.6	Employment Agreement between the Company and Raymond Ming Hui Lin (1).
10.7	Employment Agreement between the Company and Rui Yang (5).
10.8	Employment Agreement between the Company and Li Li (7).
10.9	ANZ Global Services and Operations (Chengdu) Company Limited Agreement (1).
10.10	Master Lease Agreement - Shanghai Pudong Software Park Co., Ltd.
10.11	Master Lease Agreement - Shanghai Pudong Software Park Co., Ltd.
10.12	Master Lease Agreement - Dalian High-Tech Park
10.13	Form of Framework Contract for Subcontracting (1).
10.14	Form Warrant Agreement (2).
10.15	Form Lockup Agreement (2).
10.16	Escrow Indemnification Agreement (2).
10.17	Credit Agreement with Bank of Shanghai Pudong Development Bank Co. Ltd-10 million
10.18	Credit Agreement with Bank of Shanghai Pudong Development Bank Co. Ltd-10 million
10.19	Credit Agreement with Bank of Shanghai Pudong Development Bank Co. Ltd-10 million
10.20	Credit Agreement with Bank of Shanghai Pudong Development Bank Co. Ltd-10 million
10.21	Credit Agreement with Bank of Communications Bank Co., Ltd.-10 million.
10.22	Credit Agreement with China Merchants Bank Co., Ltd.-7.7 million
10.23	Credit Agreement with China Merchants Bank Co., Ltd.-8 million
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Code of Conduct and Ethics (1).
21.1	List of Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young Hua Ming LLP.
99.1	Charter of the Audit Committee (1).
99.2	Charter of the Compensation Committee (1).
99.3	Charter of the Nominating Committee (1).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1)	Previously filed as part of the registration statement filed with the SEC on March 27, 2018 and incorporated by reference herein.

(2)	Previously filed with the SEC as exhibit to Form F-1/A filed on May 18, 2018 and incorporated by reference herein.

(3)	Previously filed as part of the registration statement filed with the SEC on April 29, 2019 and incorporated by reference herein.

(4)	Previously filed as an exhibit to the registration statement filed with the SEC on April 27, 2020 and incorporated by reference herein.

(5)	Previously filed as an exhibit to Form 6-K filed with the SEC on November 4, 2019 and incorporated by reference herein.

(6)	Previously filed with the SEC on Form 8-A 12B on May 22, 2018 and incorporated by reference herein.

(7)	Previously filed with the SEC as an exhibit to Form 20-F on October 22, 2020 and incorporated by reference herein.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLPS Incorporation

October 20, 2022	By:	/s/ Raymond Ming Hui Lin
		Name:	Raymond Ming Hui Lin
		Title:	Chief Executive Officer (Principal Executive Officer)

October 20, 2022	By:	/s/ Rui Yang
		Name:	Rui Yang
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)