Form 20-F
period 2023-06-30
CLPS Inc
filed 2023-10-18
CIK 1724542

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

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

c/o Unit 1000, 10th Floor, Millennium City III

370 Kwun Tong Road, Kwun Tong, Kowloon

Hong Kong SAR

Tel: (852) 37073600

(Address of principal executive office)

Raymond Ming Hui Lin, Chief Executive Officer

c/o Unit 1000, 10th Floor, Millennium City III

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

On September 24, 2023, the issuer had 25,586,122 shares outstanding.

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Except where the context otherwise requires and for purposes of this Annual Report only:

●	Depending on the context, the terms “we,” “us,” “our company,” and “our” refer to CLPS Incorporation, a Cayman Islands company, and its subsidiary and affiliated companies:

●	“Qinheng” refers to Qinheng Co., Limited, a Hong Kong company;

●	“Qiner” refers to Qiner Co., Limited, a Hong Kong company;

●	“CLPS QC (WOFE)” refers to Shanghai Qincheng Information Technology Co., Ltd., a PRC company;

●	“CLPS Shanghai” refers to CLPS Shanghai Co., Ltd., formerly ChinaLink Professional Services Co., Ltd., a PRC company;

●	“CLPS Dalian” refers to CLPS Dalian Co., Ltd., a PRC company;

●	“CLPS RC” refers to CLPS Ruicheng Co., Ltd., a PRC company;

●	“CLPS Beijing” refers to CLPS Beijing Hengtong Co., Ltd., a PRC company;

●	“JAJI China” refers to JAJI (Shanghai) Co., Ltd., formerly Judge (Shanghai) Co., Ltd.., a PRC company;

●	“JAJI HR” refers to JAJI (Shanghai) Human Resource Co., Ltd. formerly Judge (Shanghai) Human Resource Co., Ltd., a PRC company;

●	“Ridik AU” refers to Ridik Technology (Australia) Pty. Ltd., formerly CLPS-Ridik Technology (Australia) Pty. Ltd., an Australian company;

●	“CLPS SG” refers to CLPS Technology (Singapore) Pte. Ltd., a Singaporean company;

●	“CLPS Hong Kong” refers to CLPS Technology (Hong Kong) Co., Limited, a Hong Kong company;

●	“CLPS Shenzhen” refers to CLPS Shenzhen Co., Ltd., a PRC company;

●	“Huanyu” refers to Tianjin Huanyu Qinshang Network Technology Co., Ltd., a PRC company

●	“CLPS Guangzhou” refers to CLPS Guangzhou Co., Ltd., a PRC company.

●	“CLPS US” refers to CLPS Technology (US) Ltd., a Delaware company.

●	“CLPS California” refers to CLPS Technology (California) Inc., a California company.

●	“CLPS Lihong” refers to CLPS Lihong Financial Information Services Co., Ltd., formerly Lihong Financial Information Services Co., Ltd. before the investment, a PRC company.

●	“Infogain” refers to Infogain Solutions Pte. Ltd., a Singaporean company.

●	“EMIT” refers to Economic Modeling Information Technology Co., Ltd., a PRC company.

●	“CLPS Hangzhou” refers to CLPS Hangzhou Co. Ltd., a PRC company.

●	“CLPS Guangdong Zhichuang” refers to CLPS Guangdong Zhichuang Software Technology Co., Ltd. a PRC company.

●	“CLPS Shenzhen Robotics” refers to CLPS Shenzhen Robotics Co. Ltd., a PRC company.

●	“Ridik Pte.” refers to Ridik Pte. Ltd., a Singaporean company.

●	“Ridik Consulting” refers to Ridik Consulting Private Limited, an Indian company.

●	“Ridik Sdn.” refers to Ridik Sdn. Bhd., a Malaysian company.

●	“Ridik Software Pte.” refers to Ridik Software Solutions Pte. Ltd., a Singaporean company.

●	“Ridik Software” refers to Ridik Software Solutions Ltd., a UK company.

●	“Suzhou Ridik” refers to Suzhou Ridik Information Technology Co., Ltd., a PRC company.

●	“CLPS Japan” refers to CLPS Technology Japan, a Japanese company.

●	“Qinson” refers to Qinson Credit Card Services Limited, a Hong Kong company.

●	“CLPS Hainan” refers to Hainan Qincheng Software Technology Co., Ltd., a PRC company.

●	“SSIT” refers to Shanghai Shier Information Technology Co., Ltd., a PRC company.

●	“CareerWin” refers to CareerWin Executive Search Co., Ltd., a PRC company.

●	“CLPS Xi’an” refers to CLPS Xi’an Co., Ltd., a PRC company.

●	“Growth Ring” refers to Growth Ring Ltd., a British Virgin Islands company.
●	“Arabian Jasmine” refers to Arabian Jasmine Ltd., a British Virgin Islands company.

●	“Shanghai Chenqin” refers to Shanghai Chenqin Information Technology Services Co., Ltd., a PRC company.

●	“Noni Singapore” refers to Noni (Singapore) Pte. Ltd., a Singaporean company.

●	“CLPS-Beefinance” refers to CLPS-Beefinance Holding Limited, a British Virgin Islands company.

●	“Qinson Ltd.” refers to Qinson Ltd., a British Virgin Islands company.

●	“LQE” refers to LQE Ltd., a British Virgin Islands company.
●	“LinkCrypto” refers to LinkCrypto Finance Technology Limited, a Hong Kong company.

●	“MNYC” refers to MNYC HOLDINGS (HK) LIMITED, a Hong Kong company.

●	“MSCT” refers to MSCT Investment Holdings Limited, a British Virgin Islands company.

●	“CLPS Philippines” refers to CLPS TECHNOLOGY (PHILIPPINES) CORP., a Philippine company.

●	“Beijing Bozhuo” refers to Beijing Bozhuo Education Technology Co., Ltd., a PRC company.

●	“Haikou Huaqin” refers to Haikou Huaqin Minshang Software Development Co., Ltd., a PRC company.

●	“UniDev” refers to Beijing UniDev Software Co., Ltd., a PRC company.

●	“Fuson” refers to Fuson Group Limited, a Hong Kong company.

●	“CLPS Chengdu” refers to CLPS Chengdu Co., Ltd., a PRC company.

●	“CLPS Investment” refers to CLPS Investment Management Ltd., a British Virgin Islands company.

●	“JAJI Global” refers to JAJI Global Incorporation, a Cayman Islands company.

●	“JAJI Singapore” refers to JAJI Singapore Pte. Ltd., a Singaporean company.

●	“Ridik Canada” refers to Ridik Technology Canada Limited, a Canadian company.

●	“Qinson Singapore” refers to Qinson Singapore Pte. Ltd., a Singaporean company.

●	“Yingjia Technology” refers to Shanghai Yingjia Technology Limited, a PRC company.

●	all references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States.

●	“Shares” and “Common Shares” refer to our shares, $0.0001 par value per share;

●	“China” and “PRC” refer to the People’s Republic of China; and

●	“EBIT margin” refers to earnings before interest and taxes margin.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and our functional currency is Renminbi. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars in this Annual Report were made at the rate of RMB 7.2513 to USD1.00, the noon buying rate on June 30, 2023, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount and not the translated U.S. dollar equivalent. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

The following selected consolidated financial data as of and for the years ended June 30, 2023, 2022, and 2021 have been derived from the audited consolidated financial statements of the Company included in this Annual Report. This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included in this Annual Report. The Company’s results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Annual Report.

The following table presents our summary consolidated statements of comprehensive income for the fiscal years ended June 30, 2023, 2022, and 2021, respectively.

Selected Consolidated Statement of Comprehensive Income

	For the years ended June 30,
	2023	2022	2021
Revenue from third parties	$150,298,963	$151,970,357	$125,792,221
Revenue from related parties	57,576	52,024	269,472
Cost of revenue from third parties	(115,827,597)	(110,989,394)	(85,664,401)
Cost of revenue from related parties	(47,212)	(43,951)	(226,356)
Gross profit	34,481,730	40,989,036	40,170,936

Operating income (expenses):
Selling and marketing expenses	(3,300,555)	(4,103,066)	(3,753,236)
Research and development (R&D) expenses	(8,336,999)	(7,971,145)	(13,337,913)
General and administrative expenses	(21,641,317)	(23,045,664)	(16,784,688)
Impairment of goodwill	(2,382,538)	-	-
Subsidies and other operating income	1,256,070	1,536,394	2,080,087
Total operating expenses	(34,405,339)	(33,583,481)	(31,795,750)
Income from operations	76,391	7,405,555	8,375,186
Other income	1,123,612	854,250	296,319
Other expenses	(430,357)	(575,605)	(351,045)
Income before income tax and share of income in equity investees	769,646	7,684,200	8,320,460
Provision for income taxes	674,344	3,045,992	1,257,124
Income before share of income in equity investees	95,302	4,638,208	7,063,336
Share of income (loss) in equity investees, net of tax	70,263	(50,297)	(44,121)
Net income	165,565	4,587,911	7,019,215
Less: Net (loss) income attributable to noncontrolling interests	(26,964)	132,483	202,643
Net income attributable to CLPS Incorporation’s shareholders	$192,529	$4,455,428	$6,816,572

Other comprehensive (loss) income
Foreign currency translation (loss) income	$(3,532,507)	$(1,828,542)	$2,695,223
Less: Foreign currency translation (loss) income attributable to noncontrolling interests	(92,161)	(48,211)	102,475
Other comprehensive (loss) income attributable to CLPS Incorporation’s shareholders	$(3,440,346)	$(1,780,331)	$2,592,748
Comprehensive (loss) income attributable to CLPS Incorporation’s shareholders	$(3,247,817)	$2,675,097	$9,409,320
Comprehensive (loss) income attributable to noncontrolling interests	(119,125)	84,272	305,118
Comprehensive (loss) income	$(3,366,942)	$2,759,369	$9,714,438

Basic earnings per common share	0.01	0.21	0.39
Weighted average number of share outstanding – basic	23,153,976	20,924,683	17,279,443
Diluted earnings per common share	0.01	0.21	0.39
Weighted average number of share outstanding – diluted	23,153,976	21,057,063	17,569,440

Supplemental information:
Non-GAAP income before income tax and share of income of equity investees	5,630,480	14,869,062	13,449,156
Non-GAAP net income	5,026,399	11,772,773	12,147,911
Non-GAAP net income attributable to CLPS Incorporation’s shareholders	5,053,363	11,640,290	11,945,268
Non-GAAP basic earnings per common share	0.22	0.56	0.69
Weighted average number of share outstanding – basic	23,153,976	20,924,683	17,279,443
Non-GAAP diluted earnings per common share	0.22	0.55	0.68
Weighted average number of share outstanding – diluted	23,153,976	21,057,063	17,569,440

The following table presents our consolidated balance sheet data as of June 30, 2023 and 2022, respectively.

	As of June 30,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$22,214,029	$18,396,987
Restricted cash	87,604	-
Accounts receivable, net	48,515,467	53,769,887
Prepayments, deposits and other assets, net	1,665,736	4,215,414
Amounts due from related parties	391,271	377,642
Total Current Assets	$72,874,107	$76,759,930

Non-current assets:
Property and equipment, net	20,112,305	20,601,098
Intangible assets, net	726,175	970,044
Goodwill	-	2,363,841
Operating lease right-of-use assets	815,324	-
Long-term investments	456,598	610,386
Prepayments, deposits and other assets, net	252,656	248,456
Deferred tax assets, net	81,899	327,040
Total Assets	$95,319,064	$101,880,795

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loans	$10,554,617	$14,474,363
Accounts payable	690,035	343,597
Accrued expenses and other current liabilities	324,021	352,402
Tax payables	2,503,375	2,355,066
Contract liabilities	918,470	587,140
Salaries and benefits payable	10,586,239	12,203,933
Operating lease liabilities	712,302	-
Amounts due to related party	24,889	66,884
Total current liabilities	$26,313,948	$30,383,385

Non-current liabilities:
Operating lease liabilities	104,114	-
Deferred tax liabilities	185,382	150,547
Unrecognized tax benefit	2,320,918	2,587,194
Other non-current liabilities	885,901	959,069
Total Liabilities	$29,810,263	$34,080,195
Commitments and Contingencies

Shareholders’ Equity:
Common stock, $0.0001 par value, 100,000,000 shares authorized; 23,650,122 shares issued and outstanding as of June 30, 2023; 22,444,822 shares issued and outstanding as of June 30, 2022	2,365	2,244
Additional paid-in capital	58,183,383	55,705,209
Statutory reserves	5,356,828	5,071,876
Retained earnings	5,029,021	6,323,792
Accumulated other comprehensive losses	(3,990,594)	(550,248)
Total CLPS Incorporation’s Shareholders’ Equity	64,581,003	66,552,873

Noncontrolling interests	927,798	1,247,727

Total Shareholders’ Equity	65,508,801	67,800,600

Total Liabilities and Shareholders’ Equity	$95,319,064	$101,880,795

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On September 29, 2023, the buying rate announced by the Federal Reserve Statistical Release was RMB 7.2960 to $1.00.

	Spot Exchange Rate
	Period Ended	Average (1)	Low	High
Period	(RMB per US$1.00)
2020	6.5250	6.9043	6.5208	7.1681
2021	6.3726	6.4382	6.3640	6.5518
2022	6.8972	6.7290	6.3084	7.3048
2023
January	6.7540	6.7904	6.7010	6.9135
February	6.9325	6.8380	6.7266	6.9545
March	6.8676	6.8909	6.8188	6.9630
April	6.9110	6.8876	6.8677	6.9320
May	7.1100	6.9854	6.9094	7.1100
June	7.2513	7.1614	7.0827	7.2515
July	7.1426	7.1863	7.1340	7.2500
August	7.2582	7.2486	7.1651	7.2985
September	7.2960	7.2979	7.2606	7.3430

Source: https://www.federalreserve.gov/releases/h10/hist/default.htm

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

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

Our revenues grew from $126.1 million in fiscal 2021 to $152.0 million in fiscal 2022 and decreased to $150.4 million in fiscal 2023. We maintain 20 delivery and/or R&D centers, of which 10 are located in Mainland China (Shanghai, Beijing, Dalian, Tianjin, Xi’an, Chengdu, Guangzhou, Shenzhen, Hangzhou, and Hainan) and ten are located globally (Hong Kong SAR, the United States of America, Japan, Singapore, Australia, Malaysia, India, the Philippines, Vietnam, and Canada), to serve different customers in various geographic locations. The number of our total employees grew from 3,352 in fiscal 2021 to 3,824 in fiscal 2022. As of June 30, 2023 we had 3,509 full-time employees. We are actively looking for additional locations to establish new offices and expand our current offices and sales and delivery centers. We intend to continue our expansion in the foreseeable future to pursue existing and potential market opportunities. Our growth has placed and will continue to place significant demands on our management and our administrative, operational and financial infrastructure. Continued expansion increases the challenges we face in:

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

The IT services industry relies on skilled personnel, and our success depends to a significant extent on our ability to recruit, train, develop and retain qualified personnel, especially experienced middle and senior level management. The IT services industry in China has experienced significant levels of employee attrition. Our annual voluntarily attrition rates were 15% and 15.4% in fiscal 2021 and fiscal 2022, respectively; in fiscal 2023, this rate was 18%. We may encounter higher attrition rates in the future, particularly if China continues to experience strong economic growth. There is significant competition in China for skilled personnel, especially experienced middle and senior level management, with the skills necessary to perform the services we offer to our clients. Increased competition for these personnel, in the IT industry or otherwise, could have an adverse effect on us. Spearheaded by the institution that provides continuing education to all CLPS staff and develop new talents from partner universities to further drive the Company’s growth (“CLPS Academy”), we have established Talent Creation Program (“TCP”) and Talent Development Program (“TDP”) to increase our human capital and employee loyalty, however, a significant increase in our attrition rate could decrease our operating efficiency and productivity and could lead to a decline in demand for our services. Additionally, failure to recruit, train, develop and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new personnel successfully could have a material adverse effect on our business, financial condition and results of operations. Failure to retain our key personnel on client projects or find suitable replacements for key personnel upon their departure may lead to termination of some of our client contracts or cancellation of some of our projects, which could materially and adversely affect our business.

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

We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major clients. For the years ended June 30, 2023, 2022, and 2021, Citibank and its affiliates accounted for 21.4%, 20.6%, and 19.1% of the Company’s total revenues, respectively. For fiscal 2023 and 2022, substantially all the service provided by the Company to Citibank was IT consulting services and billed through time-and-expense contracts. The Company has not entered into any material long term contracts with Citibank. Our ability to maintain close relationships with these and other major clients is essential to the growth and profitability of our business. However, the volume of work performed for a specific client is likely to vary from year to year, especially since we are generally not our clients’ exclusive IT services provider, and we do not have long-term commitments from any of our clients to purchase our services. The typical term for our service agreements is between one and three years. A major client in one year may not provide the same level of revenues for us in any subsequent year. The IT services we provide to our clients, and the revenues and income from those services, may decline or vary as the type and quantity of IT services we provide change over time. In addition, our reliance on any individual client for a significant portion of our revenues may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service. In addition, a number of factors other than our performance could cause the loss of or reduction in business or revenues from a client, and these factors are not predictable. These factors may include corporate restructuring, pricing pressure, changes to its outsourcing strategy, switching to another services provider or returning work in-house. In the future, a small number of customers may continue to represent a significant portion of our total revenues in any given period. The loss of any of our major clients could adversely affect our financial condition and results of operations.

If we are unable to collect our receivables from our clients, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. As of June 30, 2023 and 2022, our accounts receivable balance, net of allowance, amounted to approximately $48.5 million and $53.8 million, respectively. As of the years ended June 30, 2023 and 2022, Citibank accounted for 32.3% and 30.2% and of the Company’s total accounts receivable balance. Since we generally do not require collateral or other security from our clients, we establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. However, actual losses on client receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our clients in accordance with the contracts with our clients, our results of operations and cash flows could be adversely affected.

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

A portion of our income is generated, and will in the future continue to be generated, on a project basis with a fixed price; we may not be able to accurately estimate costs and determine resource requirements in relation to our projects, which would reduce our margins and profitability.

A portion of our income is generated, and will in the future continue to be generated, from fees we receive for our projects with a fixed price. Our projects often involve complex technologies, entail the coordination of operations and workforces in multiple locations, utilizing workforces with different skill sets and competencies and geographically distributed service centers, and must be completed within compressed timeframes and meet client requirements that are subject to change and increasingly stringent. In addition, some of our fixed-price projects are multi-year projects that require us to undertake significant projections and planning related to resource utilization and costs. If we fail to accurately assess the time and resources required for completing projects and to price our projects profitably, our business, results of operations and financial condition could be adversely affected.

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

In December 2019, the 2019 novel coronavirus (COVID-19) surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020 with respect to the outbreak then characterized it as a pandemic on March 11, 2020. The outbreak has spread throughout Europe and the Middle East, and there have been many cases of COVID-19 in Canada and the United States, causing companies and various international jurisdictions to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. While these effects are expected to be temporary, the duration of the business disruptions internationally and related operational impact are expected to last until the end of fiscal 2023 and beyond. Similarly, we cannot estimate whether or to what extent this outbreak and potential financial impact may extend to countries outside of those currently impacted. At this point, the extent to which the coronavirus has slowed down our projected revenue growth is reflected in our fiscal 2023 financial statements and may continue to slow down our growth in the future.

Fluctuation in the value of the Renminbi and other currencies may have a material adverse effect on the value of your investment.

Our financial statements are expressed in U.S. dollars. However, a majority of our revenues and expenses are denominated in Renminbi (RMB). Our exposure to foreign exchange risk primarily relates to the limited cash denominated in currencies other than the functional currencies of each entity and limited revenue contracts dominated in Singapore dollar (SGD), Hong Kong dollar (HKD), Australian dollar (AUD), Indian rupee (INR), Malaysian ringgit (MYR), Japanese yen (JPY), and Philippine peso (PHP) in certain of our operating subsidiaries. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. However, the value of your investment in our common shares will be affected by the foreign exchange rate between U.S. dollars and RMB because the primary value of our business is effectively denominated in RMB, while the common shares will be traded in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-RMB exchange rate relatively stable.

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

We are a public company in the United States subject to the Sarbanes Oxley Act of 2002. Section 404 of the Sarbanes Oxley Act, or Section 404, requires us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. Although we cease to be an “emerging growth company” on June 30, 2023 as such term is defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), we are a non-accelerated filer and are exempt from Section 404 requirement to have auditor attestation on our internal control over financial reporting, therefore affording investors less statutory protection. Even if our management concludes that our internal control over financial reporting is effective in the future, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. Although we paid a special dividend of $0.05 per share of common stock on January 10, 2023, there is no assurance that our Board of Directors will continue to declare dividends even if we are profitable. The payment of dividends by entities organized in China is subject to limitations as described herein. Under Cayman Islands law, we may only pay dividends from profits of the Company, or credits standing in the Company’s share premium account, and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our Company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. Pursuant to the Chinese enterprise income tax law, dividends payable by a foreign investment entity to its foreign investors are subject to a withholding tax of 10%. Similarly, dividends payable by a foreign investment entity to its Hong Kong investor who owns 25% or more of the equity of the foreign investment entity is subject to a withholding tax of 5%. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The transfer to this reserve must be made before distribution of any dividend to shareholders. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if our subsidiaries in China incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If our subsidiaries in Mainland China are unable to pay dividends or make other payments to us, we may be unable to pay dividends on our shares.

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

On February 17, 2023, the CSRC published the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”). Pursuant to the Trial Measures, a filing-based regulatory system is applied to both “direct overseas offering and listing” and “indirect overseas offering and listing” of PRC domestic companies. The “indirect overseas offering and listing” of PRC domestic companies refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. If the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) the total assets, net assets, revenues or profits of the domestic operating entity or entities of the issuer in the most recent accounting year account for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) most of the senior managers in charge of business operation and management of the issuer are Chinese citizens or have domicile in China, and its main places of business are located in China or main business activities are conducted in China. Pursuant to the Trial Measures, we are required to file the relevant documents with the CSRC within three business days after submitting our listing application documents to the relevant regulator in the place of intended listing, and complete the filing procedures with the CSRC in connection with such subsequent securities offerings in the same overseas market where we have previously offered and listed securities within three business days after the offering is completed. Failure to complete the filing under the Trial Measures may subject a PRC domestic company to a warning and a fine of RMB1 million to RMB10 million. In the event of a serious violation of the Trial Measures, the CSRC may impose a ban on entering into the securities market upon the relevant responsible persons. Any such violation that constitutes a crime shall be investigated for criminal liability according to law.

Furthermore, on February 24, 2023, the CSRC published the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Management Provisions”). Pursuant to the Confidentiality and Archives Management Provisions, PRC domestic companies that seek to offer and list securities in overseas markets shall establish confidentiality and archives system. The PRC domestic companies shall obtain approval from the competent authority and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets or secrets of the governmental authorities to the relevant individuals or entities including securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity, and shall complete corresponding procedures when providing or publicly disclosing documents and materials which may adversely influence national security and the public interest to the relevant individuals or entities including securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity. The PRC domestic companies shall provide written statements on the implementation on the aforementioned rules to the relevant securities companies and securities service agencies and the PRC domestic companies that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations.

As the CSRC determine that we need to complete the required filing procedures for any such subsequent securities offerings in the same overseas market where we have previously offered and listed securities, or if such government authorities promulgate any interpretation or implement rules that would require us to obtain approvals from the CSRC or other regulatory authorities or complete required filing or other administrative procedures for any future offshore securities offering or other financing activities, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing or other administrative procedures, or obtain any waiver of aforesaid requirements if and when procedures are established to obtain such waiver. Any failure to obtain or delay in obtaining such approval or completing such filing or other administrative procedures for any future offshore securities offering, or a rescission of any such approval obtained by us, could subject us to sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory authorities may also impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from any future offshore securities offering into the PRC or take other actions that could adversely affect our business, operating results and financial condition, as well as our ability to complete any future offshore securities offering. The CSRC or any other PRC government authorities may also take actions requiring us, or making it advisable for us, to halt any future offshore securities offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect the trading price of our shares.

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

On November 14, 2021, CAC published Regulations for the Administration of Network Data Security (Draft for public comment, hereinafter the “Draft”). Article 2 of the Draft stipulates that “these Regulations apply to data processing activities carried out through networks as well as the supervision and regulation of network data security within the territory of the People’s Republic of China. We do not believe the current business of CLPS involves any “data processing activities”. In the foreseeable future, it is our understanding that CLPS will not engage in “data process activities”. Therefore, we believe that the Draft does not apply to CLPS. The Draft has no substantial impact on the business of CLPS.

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

On September 28, 2023, the CAC promulgated the Regulation to Standardize and Promote Cross-border Data Flow (Draft for public comment, hereinafter the “Draft”), the feedback period of which will end on October 15, 2023. The Draft mainly focus on specifying those scenarios which are not required to apply for security assessment for data to be provided abroad, to conclude a standard contract for personal information to be provided abroad or to pass the certification for personal information protection. It is remarkable that, according to Article 5 of the Draft, in the event that it is estimated to provide abroad personal information of less than 10,000 individuals within one year, it is not required to proceed the aforementioned processes. However, if such information is to be provided abroad based on the consent of such individuals, the consent from the personal information subjects shall be obtained. Also, Article 2 of the Draft stipulates that “For the data that have not been informed by relevant departments or regions or have not been publicly announced as critical data, the data processor is not required to apply for security assessment for the data to be provided abroad as critical data”, according to which, the standard for identifying important data is clarified. Therefore, we understand that, as CLPS has not received any such notification from relevant departments or regions, and the data that it processes has not been publicly announced as critical data, CLPS shall not be recognized as a “critical data processor”.

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

The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since the late 1970s, the PRC government has been building a comprehensive system of laws and regulations governing economic matters in general. The overall effect has been to significantly enhance the protections afforded to various forms of foreign investments in China. We conduct our business primarily through our subsidiaries established in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, some uncertainties may limit legal protections available to us. In addition, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since partial statutory and contractual terms may remain reasonable blank or uncertainty due to the rapid evolvement, it may be difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may result in substantial costs and diversion of our resources and management attention.

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

We face various risks and uncertainties relating to doing business in Mainland China and Hong Kong SAR. Our business operations are primarily conducted in Mainland China and Hong Kong SAR, and we are subject to complex and evolving Chinese and Hong Kong SAR laws and regulations. For example, the Anti-Monopoly Law of the People’s Republic of China (Revised in 2022) (“Anti-monopoly Law”) came into effect on August 1, 2022. The “monopolistic practices” defined by the Anti-Monopoly Law include (a) the conclusion of a monopolistic agreement; (b) the abuse of dominant market positions; and (c) the concentration that eliminates or restricts competition or may eliminate or restrict competition. Based on Company’s China and global market share, the Company does not have a dominant market position that enables the Company to restrict or eliminate the competition. China promulgated several laws and regulations on data security and personal information protections in the last two years, mainly the Data Security Law of the People’s Republic of China (“Data Security Law”), which came into effect on September 1, 2021, and the Personal Information Protection Law of the People’s Republic of China (“PIP Law”), which came into effect on November 1, 2021. The Company may receive general personal information or even sensitive personal information from its clients in the Company’s day-to-day business operations, therefore, the Data Security Law and the PIP Law may accordingly apply to the Company’s business activities in China, as a consequence of which, the Company may have relevant obligations as required thereby. And we also face risks associated with regulatory approvals on offshore offerings, as well as the lack of inspection on our Auditor by the PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our shares of Common Stock, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of our Common Stock to decline.

According to unofficial sources, the CSRC met with PRC lawyers on July 20, 2023 and asked them not to portray China’s policies or business and legal environment over-negatively in companies’ listing prospectuses. We have not found the official report on the aforesaid news on the official website of the CSRC and therefore cannot judge its authenticity. However, according to Articles 12 and 24 of the Trial Measures, securities companies, securities service agencies and personnel engaged in the overseas offering and listing business of domestic enterprises are not allowed to express their opinions in documents produced or issued in a manner that is distorted or derogatory to the national laws and policies, the business environment, the judicial situation, etc., or else measures such as ordering rectification, supervisory conversations, issuance of warning letters, etc., may be imposed. Taking into account the aforementioned unofficial information and regulations of the Trial Measures, we believe that our PRC counsel may express limited opinions on China’s legal policies, business environment and judicial situation as compared to the opinions provided by the same previously.

In response to CSRC’s reported action on July 20, 2023 described in the preceding paragraph, on August 16, 2023 the U.S. SEC issued a public statement requiring “meaningful disclosure” by Chinese issuers. We may fail to meet the “meaningful disclosure” standard while complying with the CSRC’s reported guidance to PRC counsel.

Risk of Intervention or Control by the PRC Government

As a China-based company listed on NASDAQ in the United States, it is important to acknowledge the significant influence and regulatory oversight exercised by the PRC government over our operations. The PRC government’s involvement can have a material impact on our business and the value of our securities. We operate in accordance with the laws and regulations of China, which can change and be subject to interpretation by authorities. The PRC government may have authority over various aspects of our business, including regulatory approvals, licensing, and permits. Changes in government policies, geopolitical factors, or other external influences may result in regulatory decisions that could affect our ability to operate effectively or access capital markets. It is essential for investors to recognize the potential uncertainties associated with the PRC government’s involvement, which may lead to increased volatility in the trading of our securities and could impact their market value. We encourage investors to consider these unique challenges when evaluating our company as an investment opportunity.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in Mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the common shares were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, the SEC may subsequently impose on a ban on trading of our Common Stock. A ban on trading of our Common Stock would substantially impair investors’ ability to sell or purchase our Common Stock, and the risk and uncertainty associated with the ban would have a negative impact on the price of shares of our Common Stock.

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

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong. For this reason, we do not expect to be identified as a Commission-Identified Issuer following the filing of this annual report. However, it is uncertain whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong in the future, which ability depends on a number of factors beyond our, and our auditor’s, control, including the uncertainties surrounding the relationship between China and the United States. If in the future the PCAOB finds that it is unable to completely inspect and investigate registered public accounting firms headquartered in Mainland China or Hong Kong, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCAA, and we may be identified as a Commission-Identified Issuer again. In accordance with the HFCAA as amended by the Consolidated Appropriations Act, 2023, if the PCAOB is unable to continue to inspect or investigate completely registered public accounting firms headquartered in Mainland China or Hong Kong, including our independent registered public accounting firm, for two consecutive years, our securities would be delisted from Nasdaq and will be prohibited from trading on other U.S. stock exchanges and “over-the-counter” in the U.S. This potential lack of full audit and inspection could deprive investors in our Common Stock of the benefits of PCAOB oversight and inspections. The potential inability of the PCAOB to conduct inspections of auditors in Mainland China and Hong Kong SAR could make it more difficult to evaluate the effectiveness of our Auditor’s audit procedures or quality control procedures as compared to auditors outside of Mainland China and Hong Kong SAR that are subject to complete audit and investigation by the PCAOB. This potential limitation on PCAOB audit and inspection could cause investors and potential investors in our Common Stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. This potential lack or loss of confidence could also not only cause investors to avoid trading our Common Stock or sell positions in our Common Stock, but could also undermine efforts of the Company to secure equity or debt financing, hinder any efforts to up-list the Common Stock to a national securities exchange, adversely influence the decision of third parties to conduct business with our company, or have other adverse business or financial consequences. Trading in our securities may be prohibited under the HFCAA if PCAOB should determine that it cannot inspect or investigate completely our Auditor, and that as a result, Nasdaq may determine to delist our securities.

Under the current version of HFCAA, an SEC ban on trading shares of Common Stock in the U.S. could take place if we have a Listed Auditor (a public auditor that cannot be completely audited and investigated by the PCAOB for three consecutive fiscal years). If this happens, there is no certainty that we will be able to list or otherwise trade our shares on a non-U.S. exchange or that a market for our shares of Common Stock will develop outside of the U.S. The ban on trading of our shares in, or the threat of their being banned from trading in, the U.S. may materially and adversely affect the value of our Shareholders’ investment.

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

The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, like our company, and the market price of the shares could be adversely affected. In addition, while the PCAOB announced in December 2022 that it secured complete access to inspect and investigate registered public accounting firms headquartered in China, we cannot assure you that the PCAOB will continue to have such access in the future. If the PCAOB is not able to inspect and investigate completely auditors in China for any reason, such as any change in the position of the governmental authorities in China in the future, the SEC may subsequently impose on a ban on trading of our Common Stock. A ban on trading of our Common Stock would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with the ban would have a negative impact on the price of our shares of Common Stock. The ban on trading would also significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. If our shares are prohibited from trading in the U.S., there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the U.S.

Efforts to increase U.S. Regulatory access to information about companies in Mainland China or Hong Kong SAR in order to enhance transparency for investors in U.S. corporations traded on U.S. stock markets but with substantial operations in Mainland China or Hong Kong SAR, like the Company, and Chinese opposition and reaction to those U.S. efforts could foster additional measures to restrict access to U.S. capital markets by such corporations or expedite delisting of securities of such corporations from U.S. stock markets and quotation systems. The enactment of the Accelerating Holding Foreign Companies Accountable Act has decreased the number of non-inspection years from three to two years under HFCAA, thus reducing the time period before our shares of Common Stock may be banned from being traded in the U.S.

The Accelerating Holding Foreign Companies Accountable Act was passed by the US House of Representatives as part of the Omnibus Spending Bill on December 23, 2022 and was signed into law by Pres. Biden soon thereafter, thus shortening the time for the US SEC to delist a non-compliant company from three years to two years if the PCAOB determines that it is unable to inspect or investigate a public company’s independent auditors in a foreign jurisdiction. If the PCAOB is not able to inspect and investigate completely our auditors in China for any reason, the SEC will subsequently prohibit our Common Stock to be listed on any of the U.S. securities exchanges or be traded over-the-counter two years after the PCAOB determination instead of three years under HFCAA.

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

The PRC legal system is based on written statutes and court decisions that have limited precedential value. The PRC legal system is evolving rapidly, and therefore the interpretations and enforcement of many laws, regulations and rules may contain reasonable uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since partial statutory and contractual terms may remain reasonable blank or uncertainty due to the rapid evolvement, it may be difficult to predict the outcome of a judicial or administrative proceeding.

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

On February 17, 2023, the CSRC published the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”). Pursuant to the Trial Measures, a filing-based regulatory system is applied to both “direct overseas offering and listing” and “indirect overseas offering and listing” of PRC domestic companies. The “indirect overseas offering and listing” of PRC domestic companies refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. If the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) the total assets, net assets, revenues or profits of the domestic operating entity or entities of the issuer in the most recent accounting year account for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) most of the senior managers in charge of business operation and management of the issuer are Chinese citizens or have domicile in China, and its main places of business are located in China or main business activities are conducted in China. Pursuant to the Trial Measures, we are required to file the relevant documents with the CSRC within three business days after submitting our listing application documents to the relevant regulator in the place of intended listing, and complete the filing procedures with the CSRC in connection with such subsequent securities offerings in the same overseas market where we have previously offered and listed securities within three business days after the offering is completed. Failure to complete the filing under the Trial Measures may subject a PRC domestic company to a warning and a fine of RMB1 million to RMB10 million. In the event of a serious violation of the Trial Measures, the CSRC may impose a ban on entering into the securities market upon the relevant responsible persons. Any such violation that constitutes a crime shall be investigated for criminal liability according to law.

Furthermore, on February 24, 2023, the CSRC published the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Management Provisions”). Pursuant to the Confidentiality and Archives Management Provisions, PRC domestic companies that seek to offer and list securities in overseas markets shall establish confidentiality and archives system. The PRC domestic companies shall obtain approval from the competent authority and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets or secrets of the governmental authorities to the relevant individuals or entities including securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity, and shall complete corresponding procedures when providing or publicly disclosing documents and materials which may adversely influence national security and the public interest to the relevant individuals or entities including securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity. The PRC domestic companies shall provide written statements on the implementation on the aforementioned rules to the relevant securities companies and securities service agencies and the PRC domestic companies that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations.

As the CSRC determine that we need to complete the required filing procedures for any such subsequent securities offerings in the same overseas market where we have previously offered and listed securities, or if such government authorities promulgate any interpretation or implement rules that would require us to obtain approvals from the CSRC or other regulatory authorities or complete required filing or other administrative procedures for any future offshore securities offering or other financing activities, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing or other administrative procedures, or obtain any waiver of aforesaid requirements if and when procedures are established to obtain such waiver. Any failure to obtain or delay in obtaining such approval or completing such filing or other administrative procedures for any future offshore securities offering, or a rescission of any such approval obtained by us, could subject us to sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory authorities may also impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from any future offshore securities offering into the PRC or take other actions that could adversely affect our business, operating results and financial condition, as well as our ability to complete any future offshore securities offering. The CSRC or any other PRC government authorities may also take actions requiring us, or making it advisable for us, to halt any future offshore securities offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect the trading price of our shares.

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

The Company provides cash support to its subsidiaries according its business development plan. For fiscal year 2021, 2022, and 2023, the Company provided cash support to its subsidiaries in Mainland China, Singapore and Hong Kong SAR. The amounts were offset when the Company’s consolidated financial statements were prepared. The balances due from subsidiaries to the Company were US$7.6 million, US$22.8 million, and US$24.7 million as of June 30 for fiscal 2021, 2022, and 2023, respectively. The subsidiaries provide cash support to the Company according its business development plan. The balances due to subsidiaries from the Company were Nil, US$7.1 million, and US$7.6 million as of June 30 for fiscal 2021, 2022, and 2023, respectively. The balances were reflected in the section “PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION” in our financial statements for fiscal 2021, 2022, and 2023, respectively.

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

We may not meet regulatory requirements to prepare sufficiently for cybersecurity incident.

On July 26, 2023, the SEC promulgated final rules requiring public companies to have sufficient measures against cybersecurity incidents, including certain corporate governance and reporting requirements. If we are not able to implement relevant measures to comply with the SEC rules by December 31, 2023, we may be assessed a regulatory penalty due to non-compliance of the SEC rules.

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

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on or after December 31, 2023. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

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

We continue to reply on exemption from auditor attestation requirements as a non-accelerated filer.

Although we cease to be an “emerging growth company” on June 30, 2023 as such term is defined in the JOBS Act, we are a non-accelerated filer and are exempt from Section 404 requirement to have auditor attestation on our internal control over financial reporting, therefore affording investors less statutory protection. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the trading price of our common shares may be more volatile. In addition, our costs of operating as a public company may increase when we cease to be an emerging growth company.

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

We are a global information technology (“IT”), consulting and solutions service provider focused on delivering services primarily to global institutions, including banking, wealth management, ecommerce, and automotive areas both in China and globally. For more than 15 years, we have served as an IT service provider to a growing network of clients in the global financial industry, including large financial institutions in the U.S., Europe, Australia, Asia, and their PRC-based IT centers. We have created and developed a particular market niche by providing turn-key financial solutions.

Since our inception, we have aimed to build one of the largest sales and service delivery platforms for IT services and solutions in China. The nature of our services is such that we provide a majority of services to our banking and credit card clients in order to build new or modify existing clients’ own proprietary systems. We are fully committed of delivering digital transformation services with a focus on the fintech within the areas of banking, wealth management, e-commerce, and automotive, among others, through the utilization of innovative technology to achieve our client’s goals. We maintain 20 delivery and/or R&D centers, of which 10 are strategically located in Mainland China (Shanghai, Beijing, Dalian, Tianjin, Xi’an, Chengdu, Guangzhou, Shenzhen, Hangzhou, and Hainan) and 10 are located globally (Hong Kong SAR, the United States of America, Japan, Singapore, Australia, Malaysia, India, the Philippines, Vietnam, and Canada). Our extensive network enables us to serve different clients across various geographic locations. By combining onsite or onshore support and consulting with scalable and high-efficiency offsite or offshore services and processing, we are able to meet client demands in a cost-effective manner while retaining significant operational flexibility. By serving both Chinese and global clients on a common platform, we are able to leverage the shared resources, management proficiency, industry expertise and technological know-how to attract new business and remain cost competitive. We believe that maintaining our Company as a proven and reliable partner to our clients both in China and globally positions us well to capture greater opportunities in the rapidly evolving global market for IT consulting and solutions.

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

As of the date of this Annual Report, CLPS Shanghai has four wholly-owned subsidiaries: CLPS Chengdu, CLPS Shenzhen, CLPS Xi’an, and CLPS Hangzhou. Besides the four   wholly-owned subsidiaries, CLPS Shanghai participated in the following investments:

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

IT consulting services primarily includes application development services for banks and institutions in the financial industry and which are billed for on a time-and-expense basis. Customized IT solutions services primarily includes customized solution development and maintenance service for general enterprises and which are billed for on a fixed-price basis. The following entities provide either consulting or solution services or both, depending on where our clients are based. The entities are currently servicing one of the services might expand to both services if our clients’ needs arise:

●	CLPS Dalian provides both consulting and solution services. CLPS Dalian services clients in China’s north east region, including Dalian.

●	CLPS Beijing provides both consulting and solution services. CLPS Beijing services clients in China’s central east region, including Beijing and Tianjin.

●	Ridik AU currently only provides consulting services. Ridik AU services clients in Australia.

●	CLPS SG currently only provides consulting services. CLPS SG services clients in South East Asia region, including Singapore.

●	JAJI China is a joint venture with The Judge Group in the US. JAJI China continues to service The Judge Group’s clients in China. JAJI China focuses on expanding its client bases with collaboration efforts with The Judge Group. On April 2, 2021, as part of business strategy, the Company changed the English entity name of its majority-owned subsidiary, Judge (Shanghai) Co., Ltd. and its wholly-owned subsidiary Judge (Shanghai) Human Resource Co., Ltd., to JAJI (Shanghai) Co., Ltd. (“JAJI China”) and JAJI (Shanghai) Human Resource Co., Ltd. (“JAJI HR”), respectively.

●	CLPS Hong Kong provides both consulting and solution services. CLPS Hong Kong services clients in East Asia region, including Hong Kong.

●	CLPS Shenzhen currently only provides consulting services. CLPS Shenzhen services clients in Shenzhen.

●	CLPS Guangzhou currently only provides consulting services. CLPS Guangzhou services clients in Guangzhou.

●	Ridik Pte. provides both consulting and solution services. Ridik Pte. services clients in South East Asia region, including Singapore.

●	Ridik Software Pte. currently only provides consulting services. Ridik Software Pte. services in South East Asia region, including Singapore.

●	Ridik Sdn. currently only provides consulting services. Ridik Sdn. services in South East Asia region, including Malaysia.

●	CLPS California provides both consulting and solution service. CLPS California services clients in North America, including the United States of America.

●	CLPS Shanghai, CLPS Dalian, CLPS Guangzhou, CLPS Beijing, JAJI China, Ridik Pte., CLPS Hong Kong and CLPS California all contribute material amounts of the Company’s total revenues.

Corporate Information

Our principal executive office is located at Unit 1000, 10th Floor, Millennium City III, 370 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR. Our telephone number is (852)3707-3600. Our website is as follows www.clpsglobal.com. The information on our website is not part of this Annual Report.

The following diagram illustrates our corporate structure:

CLPS Corporate Structure

CLPS Incorporation (Cayman Islands)
Offshore
100%
LQE Ltd.(BVI)
100%
Noni(SINGAPORE) PTE. LTD
100%
Arabian Jasmine Ltd.(BVI)
100
Qinson Ltd.(BVI)
100
Qinson Credit Card Services Limited 晨欽信用卡服務有限公
100
Qinson Singapore Pte.
100%
Shanghai Chenqin Information Technology Services Co., Ltd. 上海晨钦信息科技服务
100%
Growth Ring Ltd.(BVI)
Minshang Creative Technology Holdings Limited(Cayman
46.67
53.33
MSCT Investment Holdings Limited (BVI)
100
MNYC HOLDINGS (HK) LIMITED 民农云仓控股(香港)有限公司(HK)
100
海口华钦民商软件开发有限公司
COLUMBUS CENTURY DEVELOPMENT CO, PTE.
55%
45%
CLPS-Beefinance Holding Limited(BVI)
100%
LinkCrypto Finance Technology Limited (HK)
35.02%
Fuson Group Limited (HK)
60
40
Brightech (BRD) Ltd.(BVI)
JAJI Global Incorporation (Cayman Islands)
100%
JAJI Singapore Pte Ltd,.
100%
上海莹嘉科技有限公司Shanghai Yingjia Technology Limited
100%
Qinheng Co., Limited(HK)
100
Shanghai Qincheng Information Technology Co., Ltd.
55.3%
44.7%
Hainan Qincheng Software Technology Co.Ltd
100
Qiner Co., Limited (HK)
100
CLPS Technology (Hong Kong) Co.,
100%
CLPS Technology (US) Ltd.
100%
CLPS TECHNOLOGY (CALIFORNIA) INC.
51
49%
CLPS Dalian Co., Ltd. 大连华钦软件技术有限
49%
CLPS Guangzhou Co., Ltd.
51%
51%
CLPS Beijing Hengtong Co., Ltd.
49
Individual Shareholder
Individual Sharehold
30%
30%
40%
Economic Modeling Information Technology Co., Ltd.
100%
CLPS Investment Management Ltd.
100%
CLPS TECHNOLOGY (SINGAPORE) PTE.LTD
100%
RIDIK PTE LTD (singapore)
100%
CLPS TECHNOLOGY (PHILIPPINES) CORP
100
RIDIK CONSULTING PRIVATE LIMITED
100
RIDIK SDN. BHD. Malaysia
100%
RIDIK SOFTWARE SOLUTIONS PTE. LTD
100%
RIDIK TECHNOLOGY (AUSTRALIA) PTY
100
CLPS Technology (Japan) Co. Ltd. CLPS Technology Japan 株式会社
100
RIDIK TECHNOLOGY CANADA
PRC Onshore
55.3%
44.7%
CLPS Shanghai Co., Ltd. (上海华钦信息科技股份有限公司)
100%
CLPS Chengdu Co., Ltd.
100
CLPS Shenzhen Co., Ltd.
100%
CLPS Hangzhou Co., Ltd.
100
CLPS Xian Co., Ltd. 西安华钦信息科技有限
Individual
85%
15%
Beijing Unidevsoft Technology Co. Ltd. 北京卓越联腾科技有限公司
35
65
Individual Shareholder
Shanghai Shier Information Technology Co., Ltd 上海始而信息科技有限公司
Beijing Bright Technology Co.,Ltd. 北京佰瑞德科技
40%
60%
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

Overview

We are a global information technology (“IT”), consulting and solutions service provider focused on delivering services primarily to global institutions, including banking, wealth management, ecommerce, and automotive areas both in China and globally. For more than 15 years, we have served as an IT service provider to a growing network of clients in the global financial industry, including large financial institutions in the U.S., Europe, Australia, Asia, and their PRC-based IT centers. We have created and developed a particular market niche by providing turn-key financial solutions.

Since our inception, we have aimed to build one of the largest sales and service delivery platforms for IT services and solutions in China. The nature of our services is such that we provide a majority of services to our banking and credit card clients in order to build new or modify existing clients’ own proprietary systems. We are fully committed of delivering digital transformation services with a focus on the fintech within the areas of banking, wealth management, e-commerce, and automotive, among others, through the utilization of innovative technology to achieve our client’s goals. We maintain 20 delivery and/or R&D centers, of which 10 are strategically located in Mainland China (Shanghai, Beijing, Dalian, Tianjin, Xi’an, Chengdu, Guangzhou, Shenzhen, Hangzhou, and Hainan) and 10 are located globally (Hong Kong SAR, the United States of America, Japan, Singapore, Australia, Malaysia, India, the Philippines, Vietnam, and Canada). Our extensive network enables us to serve different clients across various geographic locations. By combining onsite or onshore support and consulting with scalable and high-efficiency offsite or offshore services and processing, we are able to meet client demands in a cost-effective manner while retaining significant operational flexibility. By serving both Chinese and global clients on a common platform, we are able to leverage the shared resources, management proficiency, industry expertise and technological know-how to attract new business and remain cost competitive. We believe that maintaining our Company as a proven and reliable partner to our clients both in China and globally positions us well to capture greater opportunities in the rapidly evolving global market for IT consulting and solutions.

Industry and Market Background

China’s Banking Industry

According to the 2022 annual report of China Banking and Insurance Regulatory Commission (CBIRC), China’s banking financial institutions had total assets of RMB 379.4 trillion (USD 55.0 trillion) at the end of 2022, a year-on-year increase of RMB 41.7 trillion (USD 6.0 trillion), or 10.0%. Total liabilities equalled to RMB 348.0 trillion (USD 50.5 trillion), a year-on-year increase of RMB 39.6 trillion (USD 5.7 trillion), or 10.4%. The total assets of banking financial institutions were RMB 94.3 trillion (USD 13.7 trillion) in 2010. Over the past 10 years, total assets of China’s banking financial institutions grew at a compound annual growth rate of more than 10%. However, the banking industry is facing many challenges, such as the competition with private capital, the participation of technological enterprises, changes in the financial market, the tightening of regulatory policies, and more diversified deposit substitute products, among others. Following the 2006 repeal of geographical and customer restrictions on foreign banks, the CBIRC continued the policies to open China’s banking industry for entry by foreign competitors to promote healthy competition in the industry. Since 2018, the CBIRC has announced three rounds of 34 new measures to further open up China to the outside world, such as abolishing or relaxing restrictions on foreign ownership, relaxing access conditions for foreign institutions and businesses, expanding the business scope of foreign institutions, optimizing regulatory rules for foreign institutions and simplifying administrative licensing procedures. By the end of 2022, foreign banks had set up 41 foreign legal entities, 116 branches of foreign banks and 135 representative offices in China, with a total of 911 business institutions.

Software and Information Technology Service Industry in China

According to the 2022 Economic Performance of the Software Industry report of Ministry of Industry and Information Technology (MIIT), China’s software and information technology service industry ran steadily, with software business revenue has jumping to RMB 10 trillion (USD 1.4 trillion), profitability remaining stable, and software business exports maintaining growth.

China’s software and information technology services industry has developed and grown rapidly in recent years. The MIIT data showed that the industry’s revenue reached RMB 10.8 trillion (USD 1.6 trillion) in 2022, an increase of 11.2% compared to 2021, with the growth rate being 6.5 percentage points lower than that of the same period last year. Profitability remained stable. In 2022, the industry achieved a total profit of RMB 1.26 trillion (USD 182.7 billion), an increase of 5.7% over the previous year. Software exports continued to grow. In 2022, the software business exported USD 52.4 billion, an increase of 3.0% over the previous year. Among them, the export of software outsourcing services increased by 9.2% over the previous year.

Data Source: The Ministry of Industry and Information Technology, National Bureau of Statistics of China.

The development of China’s software and IT service industry is generally characterized by:

●	Software products —In 2022, the industry’s revenue from software products reached RMB 2.66 trillion (USD 385.7 billion), an increase of 9.9% over the previous year, accounting for 24.6% of the industry’s revenue. Among them, the revenues from industrial software products are RMB 240.7 billion (USD 34.9 billion), an increase of 14.3%, 3.1 percentage points higher than the level of the whole industry.

●	Information technology services —In 2022, the industry’s revenue from information technology services reached RMB 7.0 trillion (USD 1.0 trillion), an increase of 11.7% over the previous year, 0.5 percentage points higher than the level of the whole industry, accounting for 64.9% of the industry’s revenue. Among them, the aggregate revenues from cloud services and big data services were RMB 1.0 trillion (USD 145.0 billion), up by 8.7% year-on-year, accounting for 14.9% of the information technology services revenue. Integrated circuit design services revenues reached RMB 279.7 billion (USD 40.6 billion), an increase of 12.0% over the previous year. E-commerce platform technical services revenues reached RMB 1.1 trillion (USD 159.5 billion), an increase of 18.5% over the previous year.

●	Information security products and services – In 2022, the revenue of information security products and services reached RMB 203.8 billion (USD 29.6 billion), an increase of 10.4% over the previous year.

●	Embedded system software – In 2022, the revenue of embedded system software reached RMB 937.6 billion (USD 135.9 billion), an increase of 11.3% over the previous year.

●	Development on regional level — The eastern region maintained rapid growth, and the central and western regions showed remarkable growth. In 2022, revenue from software business completed in eastern, central, western and northeastern regions were RMB 8.9 trillion (USD 1.3 trillion), RMB 539.0 billion (USD 78.1 billion), RMB 1.2 trillion (USD 174.0 billion) and RMB 249.9 billion (USD 36.2 billion), respectively, with growth rates of 10.6%, 16.9%, 14.3% and 8.7% year-on-year, respectively, accounting for 82.0%,5.0%, 10.7% and 2.3% of the national software industry, respectively. Among them, the central and western regions are 5.7 and 3.1 percentage points higher than the national average growth rate.

Financial institutions/banking IT solutions refer to the software or IT related services provided by professional IT service providers who use their own experience and technology to meet each bank’s needs in business development, strategic development, and management efficiency. The market share of China’s Banking IT Solution Industry from 2010 are shown as below:

Data Source: IDC data

According to IDC’s 2022 China Banking IT Solution Market Share report, China’s banking industry further accelerated the pace of digital transformation, intensifying its demand for IT solutions. However, macro environment factors such as the impact of the pandemic, geopolitical tensions, and economic challenges have led to sustained growth in the market demand for IT solutions in China’s banking industry, albeit at a slower rate.

In 2022, the overall market size of China’s banking IT solution market reached RMB 64.88 billion (USD 9.41 billion), an increase of 10.1% over 2021. IDC predicts that by 2027, the IT solution market for China’s banking industry will reach RMB 142.91 billion (USD 20.72 billion).

IDC research found that the overall banking IT solution market presents the following characteristics:

●	The digital transformation deepened across multiple dimensions, significantly improving digital operations. In 2022, the digital transformation in the banking industry extended to business, management and strategic aspects. On the business front, banks met growing digital customer demands by introducing new products, services, and enhancing and reconstructing existing digital offerings. In management, banks used digital technology to automatically upgrade and optimize various processes, boosting efficiency and reducing manual errors. Strategically, banks continued to define digital goals and pathways through the development of plans aligned with digital transformation.

●	Banks focused on utilizing fintech to reduce operational costs and enhance competitiveness. In 2022, Financial institutions and fintech service providers prioritized technologies such as big data, cloud-native, and AI, among other technologies, as well as cloud-native architectures characterized by high performance and distribution. They also embraced low-code agile development and industry-technical collaboration. Banks increasingly adopted cloud-native, microservices, distributed architecture and other technologies to meet the needs of rapid response and agile flexibility of financial business, especially upgrading the core business systems and digital credit systems. Meanwhile, advancement in AIGC and privacy computing technology drove data sharing and circulation demands, leading to increased emphasis on data asset management, data application and data security by banks. Low-code development platforms were also adopted by solution service providers for mobile application products, credit products, management software, and more.

●	Banks intensified their focus on financial security, leading to increased emphasis on systematic development of risk management and regulatory compliance. In 2022, many banks are accelerated the construction of digital and systematic risk control systems to enhance business security, data security, and information security. There was a rising demand for a comprehensive risk management system encompassing risk assessment, monitoring, identification, and risk control, among others. Additionally, the need for digital risk tools and platforms grew. In terms of regulatory compliance, banks faced strict supervision and reporting requirements like EAST and new interest rate reporting. This prompted a substantial demand for the construction and upgrading of regulatory compliance platforms, including unified regulatory reporting, EAST reporting, and corporate credit reporting systems, among others, aimed at mitigating risks caused by high leverage, maturity mismatch, and asset pricing fluctuations.

●	Data emerged as a crucial component of the digital economy and has become an important strategic resource for the country. In 2022, the market demand for data management and applications, including data governance, data assets, data development and application, data circulation, data element circulation, market construction, data security, and data intelligence solutions, was strong.

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

Revenues from our banking area were approximately $61.5 million, $67.7 million, and $60.0 million for the years ended June 30, 2023, 2022, and 2021, respectively. Revenues from our banking area accounted for 40.9%, 44.5%, and 47.6%of our total revenues in fiscal years 2023, 2022, and 2021, respectively.

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

Revenues from our credit card area were approximately $4.3 million, $6.6 million, and $11.2 million for the years ended June 30, 2023, 2022, and 2021, respectively. Revenues from our credit card area accounted for 7.0%, 9.7%, and 18.7%of our banking revenues in fiscal years 2023, 2022, and 2021, respectively.

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

Revenues from our core banking area were approximately $57.2 million, $61.1 million, and $48.8 million, for the years ended June 30, 2023, 2022, and 2021, respectively.

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

Revenues from our wealth management area were approximately $37.4 million, $32.1 million, and $25.2 million for the years ended June 30, 2023, 2022, and 2021, respectively. Revenues from our wealth management area accounted for 24.9%, 21.1%, and 20.0% of our total revenues in fiscal years 2023, 2022, and 2021, respectively.

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

Revenues from our e-Commerce area were approximately $25.5 million, $29.4 million, and $19.2 million for the years ended June 30, 2023, 2022, and 2021, respectively. Revenues from our e-Commerce area accounted for 17.0%, 19.4%, and 15.2% of our total revenues in fiscal years 2023, 2022, and 2021, respectively.

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

Revenues from our automotive area were approximately $14.2 million, $10.4 million, $8.5 million, and $3.6 million for the years ended June 30, 2023, 2022, and 2021, respectively. Revenues from our automotive area accounted for 9.4%, 6.8%, and 6.7%of our total revenues in fiscal 2023, 2022, and 2021, respectively.

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

Revenues from our IT consulting services were approximately $144.3 million, $144.1 million, and $122.3 million, respectively. Revenues from our IT consulting services accounted for 96.0%, 94.8%, and 97.0% of our total revenues in fiscal years 2023, 2022, and 2021 respectively.

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

Revenues from our customized IT solution services were approximately $4.6 million, $6.7 million, and $3.1 million, respectively. Revenues from our customized IT solution services accounted for 3.0%, 4.4%, and 2.5% of our total revenues in fiscal years 2023, 2022, and 2021, respectively.

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

For the fiscal year 2023, revenues from existing and new clients accounted for 97.3% and 2.7% of the total revenue, respectively.

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

We launched CAKU 2.0, the upgraded new generation of credit card system product of CLPS. Built on an open source architecture, CAKU offers fast implementation and flexibility for replacing existing credit card system, giving global banking institutions a competitive edge in digital transformation. CAKU is a proprietary product that CLPS independently developed based on its extensive experience in the financial industry as well as its deep understanding in the current banking business demands and industry development trends.

We developed a new generation of loan management system, a product intended for small and medium-sized banking institutions. CLPS has been optimizing its loan management system by integrating its mature products with innovative technology such as blockchain, robotic process automation (RPA), optical character recognition (OCR), and facial recognition. The goal of the optimization is to achieve a more comprehensive and streamlined loan process flow, including in mortgage application, credit checking, and drawdown, among others, ensuring the privacy and security of information transmission while effectively shortening the processing time. As a result, customers can apply for a loan conveniently anytime, anywhere, reducing banking institutions’ operating costs and gaining a wider range of new business opportunities.

CLPS’s Innovation Lab has unveiled initial findings showcasing the synergy of Robotic Process Automation (RPA) and Artificial Intelligence (AI) for intelligent automation in talent acquisition. This research demonstrates that integrating AI into RPA workflows can streamline talent acquisition, leading to a 43% reduction in labor costs and a 700% improvement in efficiency, while also serving as a foundation for future AI-powered automation solutions in various business areas.

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

For the fiscal year 2023, we trained more than 180 interns. In addition, through our wholly-owned subsidiary, CLPS Technology (Singapore) Pte. Ltd., we signed a Collaboration Agreement (the “Agreement”) with Educare Global Academy Pte. Ltd. (“Educare Global Academy”), a well-known private educational institution in Singapore. Under the Agreement, CLPS and Educare Global Academy will collaborate and integrate their respective industry expertise and resources to provide an education program focused on banking and fintech, the Post Graduate Diploma in New Banking Technologies: Application, Implementation & Legacy Systems Integration. This strategic partnership aligns the unique competitive advantages of both parties to produce highly skilled IT talents that can meet industry demands in Singapore and the neighboring countries in Southeast Asia.

The Lujiazui FinTech Talents Training Center, a collaboration between Lujiazui Financial City and CLPS Incorporation, was officially announced to address the growing demand for multifaceted fintech professionals. This center aims to create skilled individuals proficient in both finance and IT by leveraging CLPS’ expertise in fintech services and Lujiazui Financial City’s resources, offering a comprehensive curriculum, training environment, and evaluation methodology. The center will also provide over 250 training courses, industry partnerships, and a Certified FinTech Analyst (CFTA) certification program to align with the fast-paced advancements in technologies like big data, cloud computing, AI, and blockchain.

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

CLPS has partnered with Fuson Group Ltd., a Hong Kong-based company, to establish a smart tourism platform and comprehensive IT solution for digital transformation. Fuson, currently engaged in traditional tourism services, will benefit from CLPS’ expertise to create an end-to-end digital framework using hybrid cloud and AI technology, enhancing collaboration, operation, and decision-making. This collaboration aims to drive Fuson’s business growth and global competitiveness through seamless digital transformation, supported by CLPS’ cross-industry IT capabilities and market experience.

CLPS has entered into a Memorandum of Understanding (MOU) with Shanghai DaoCloud Network Technology to collaboratively create cloud-native fintech solutions, enhancing digital transformation in the financial sector. The partnership seeks to leverage cloud computing and distributed technologies to upgrade legacy systems, initially focusing on enhancing CLPS’s loan system through DaoCloud’s application cloud container platform, aiming to provide comprehensive and secure fintech solutions that drive efficiency and customer acquisition in global financial institutions.

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

CLPS has appointed Mr. Srustijeet Mishra as CEO of its subsidiary, CLPS Technology (California) Inc. In addition to overseeing the development and management of business activities in the U.S. market, Mr. Mishra will continue to serve as CEO for CLPS’s business entities in the Southeast Asia region. With his extensive industry experience and management skills, he is expected to lead the expansion of CLPS’s overseas operations, extending its delivery network and models to the North American market while leveraging strategic locations and a variety of delivery approaches to cater to specific client needs.

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

2. Talent Creation Program and Talent Development Program

Spearheaded by the CLPS Academy, we have established employee loyalty through the core engine of TCP and TDP programs both are integral parts of our supply chain which supports our service lines. Since 2008, our talent training services have offered training courses in five areas, including domain knowledge, technology skills, data security and management compliance training, soft skills for personnel; and English language skills including verbal and business correspondence for all level, especially for those who need to communicate with global customers directly on a daily basis. We believe that the depth and comprehensive nature of our talent training services are key features that distinguish us from our competitions. For more than 15 years, the Company has been recruiting, training, developing and retaining human capital and talents. We have been developing and upgrading our CLPS Virtual Banking Platform (CLB) to train specialized financial IT professionals. CLB is one of the crucial components which enables our Talent Creation Program. It contains a full set of banking application modules covering areas such as core banking, credit cards and wealth management incorporated with cutting-edge technologies, such as JAVA, Android & iOS, HTML and big data. We select qualified students each year to participate in our training program. During their junior and senior years, the students learn to implement the concepts covered by our TCP platform along with their other computer science theory and coursework. Thereafter, the students join us as interns to continue improving their software development skills and will eventually become part of our development teams. As a result, graduates have an equivalent of nine months’ worth of “on the job” training and experience. For the fiscal year 2023, we trained 180 interns. In addition, through our wholly-owned subsidiary, CLPS Technology (Singapore) Pte. Ltd., we signed a Collaboration Agreement (the “Agreement”) with Educare Global Academy Pte. Ltd. (“Educare Global Academy”), a well-known private educational institution in Singapore. Under the Agreement, CLPS and Educare Global Academy will collaborate and integrate their respective industry expertise and resources to provide an education program focused on banking and fintech, the Post Graduate Diploma in New Banking Technologies: Application, Implementation & Legacy Systems Integration. This strategic partnership aligns the unique competitive advantages of both parties to produce highly skilled IT talents that can meet industry demands in Singapore and the neighboring countries in Southeast Asia.

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

As of fiscal year 2023, CLPS maintained more than 3,509 employees, of which, more than 3,099 IT talents serve our customers. Among them, more than 98% work full-time for customers and the rest of the 2% work on project-based such as IT engineers, project managers, business analysts, among others, or are involved in research of innovative projects.

Our greatest edge in terms of human capital is our employees’ English communication skills capability and are familiar with international financial business environment. In terms of our overall IT skills, we maintain even distribution and relatively adequate resources of talent pool with capabilities in Java, Cobol, quality control, and other cutting-edge technology such as data analysis.

Customers

Our clients include large corporations headquartered in China and globally which include, among others:

●	Banking or their China-based IT centers — Citibank, HSBC, Standard Chartered Bank (China) Ltd., The Bank of East Asia, Limited, Bank of China (Hong Kong) Limited, ANZ Bank, and Bank of Communications.

●	Wealth Management — AIA, CUP Data, First Data, and Orient Securities.

●	E-Commerce — eBay, PayPal, Greendot Shanghai, Stubhub, and Gumtree.

●	Automotive and Technology — SAIC Motors, Rising Auto, Sony, Cisco, AGFA Healthcare, Neusoft, and Kodak.

By serving both Chinese and global clients on a common platform, we are able to leverage the shared resources, management, industry expertise and technology know-how to attract new business and remain cost competitive.

Sales and Marketing

We have invested in building a broad sales force and marketing team. As of June 30, 2023, our business development teams consisted of 52 full-time sales and marketing personnel, including 49 sales managers, each of whom is responsible for a designated sales region or client account. We plan to enhance our sales efforts by recruiting more sales personnel both domestically and overseas.

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

Following the upgrade of our credit card system product, a joint effort of CLPS Innovation Lab and Credit Card Service teams, CLPS launched CAKU 2.0, the upgraded new generation of credit card system product of CLPS. Built on an open source architecture, CAKU offers fast implementation and flexibility for replacing existing credit card system, giving global banking institutions a competitive edge in digital transformation. CAKU is a proprietary product that CLPS independently developed based on its extensive experience in the financial industry as well as its deep understanding in the current banking business demands and industry development trends. CAKU has been comprehensively optimized and upgraded based on CLPS’s initial credit card product from 2015. A product developed to enable digital transformation, CAKU has made breakthroughs in the following areas:

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

We developed a new generation of loan management system, a product intended for small and medium-sized banking institutions. CLPS has been optimizing its loan management system by integrating its mature products with innovative technology such as blockchain, robotic process automation (RPA), optical character recognition (OCR), and facial recognition. The goal of the optimization is to achieve a more comprehensive and streamlined loan process flow, including in mortgage application, credit checking, and drawdown, among others, ensuring the privacy and security of information transmission while effectively shortening the processing time. As a result, customers can apply for a loan conveniently anytime, anywhere, reducing banking institutions’ operating costs and gaining a wider range of new business opportunities.

CLPS’s Innovation Lab has unveiled initial findings showcasing the synergy of Robotic Process Automation (RPA) and Artificial Intelligence (AI) for intelligent automation in talent acquisition. This research demonstrates that integrating AI into RPA workflows can streamline talent acquisition, leading to a 43% reduction in labor costs and a 700% improvement in efficiency, while also serving as a foundation for future AI-powered automation solutions in various business areas.

CLPS i-Lab adheres to our strategy of promoting our products and solutions based on new technology and new research, application innovations, and our leading talent pool, while improving our technological innovation capability and market competitiveness. As the center of our research and development efforts, it will continue to be one of the most important drivers of CLPS’s growth.

Employees

We believe resource management and planning is critically important to supporting our growth, and we are committed to effectively recruiting, training, developing and retaining our human capital. Our total number of employees was 3,509 employees as of June 30, 2023 from 3,824 employees in June 30, 2022. Approximately 62% of our personnel are dedicated to serving our foreign financial institution clients. Such personnel maintain up to date financial domain knowledge, technical development and testing skills in Java, .Net, C, C++, testing tools, android or iOS app, blockchain, big data, cloud computing, and mainframe COBOL. None of our employees are represented by a labor union or collective bargaining agreements. We consider our employee relations to be good. We believe that attracting and retaining highly experienced associates and sales and marketing personnel is a key to our success. In addition, we believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

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

We have registered for the following trademarks:

Mark	Country of Registration	Application Number	Class/Description	Current Owner	Status
	China	19288958	Class 9: Recorded computer programs (programs); Recorded computer operating programs Computer peripherals; Computer software (recorded); Connector (data processing equipment); Monitor program (computer program); Electronic publications (downloadable); Computer program (downloadable software); Downloadable computer application software; Computer hardware	CLPS Shanghai Co., Ltd.	Registered

	China	19289112	Class 38: Information transmission; Computer terminal communication; Computer-aided information and image transmission; Information transmission equipment rental; Provide telecommunications link services to connect with the global computer network; Telecommunications routing and junction services; Provide access service for global computer network users; Provide database access service; Digital file transfer Teleconference call service	CLPS Shanghai Co., Ltd.	Registered

	China	19289503	Class 9: Recorded computer programs (programs); Recorded computer operating programs; Computer peripherals; Computer software (recorded); Connector (data processing equipment); Monitor program (computer program); Electronic publications (downloadable); Computer program (downloadable software); Downloadable computer application software; Computer hardware	CLPS Shanghai Co., Ltd.	Registered

	China	19289341	Class 42: Technical research; Research or develop new products for others; Computer programming; Computer software design; Computer hardware design and development consulting; Computer software rental; Computer software maintenance; Computer system analysis; Computer software installation; Computer software consulting	CLPS Shanghai Co., Ltd.	Registered

	China	19289214	Class 41: Teaching; Education; Training; Practical training (demonstration); Employment guidance (education or training consultants); Arrange and organize academic seminars; Arrange and organize meetings; Arrange and organize general meeting; Arrange and organize symposium; Arrange and organize training classes	CLPS Shanghai Co., Ltd.	Registered

Mark	Country of Registration	Application Number	Class/Description	Current Owner	Status
	Hong Kong, China	47628610	Class 36: Financial management; Financial consulting; Credit card payment processing; Debit card payment processing; Credit card issuing; Online banking service; Credit card related investigations; Electronic credit card transaction processing; Credit card issuance; Credit card verification; Credit card transaction processing service; Banking services	CLPS Technology (HONG KONG) Co., Ltd.	Registered

	Hong Kong, China	47629542	Class 41: Teaching; Education; Training; Arrange and organize academic seminars; Arrange and organize meetings; Arrange and organize training courses; Arrange and organize on-site education forums; Written publication (excluding advertising text); Book publication; Online publication of e-books and magazines; Provide non-downloadable online electronic publications	CLPS Technology (HONG KONG) Co., Ltd.	Registered

	China	54531262	Class 42: Technical research; Research and develop new products for other parties; Information technology consulting services; Industrial product design; Computer software update; Computer software design and development ; Computer software maintenance; Computer hardware design and development consulting; Cloud computing; computer programming	JAJI (Shanghai) Co., Ltd.	Registered

The following is a list of the Company’s copyrights:

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS HR Management Platform Software V1.0	China	2009SR015975	CLPS Shanghai Co., Ltd.	29th April 2009	Registered
CLPS Food and Beverage Report Analysis and Management Platform Software V1.0	China	2009SR060110	CLPS Shanghai Co., Ltd.	28th December 2009	Registered
CLPS Apparel Industry POS Management Platform Software V1.0	China	2009SR060102	CLPS Shanghai Co., Ltd.	28th December 2009	Registered
CLPS Express Information Interactive Platform Software V1.0	China	2009SR060112	CLPS Shanghai Co., Ltd.	28th December 2009	Registered
CLPS Chain Store Information Interactive Platform Software V1.0	China	2009SR060108	CLPS Shanghai Co., Ltd.	28th December 2009	Registered
CLPS Project Analysis and Management Platform Software V1.0	China	2009SR060169	CLPS Shanghai Co., Ltd.	28th December 2009	Registered
CLPS Payroll Accounting System Platform Software V1.0	China	2010SR043564	CLPS Shanghai Co., Ltd.	25th August 2010	Registered
CLPS Fast Moving Consumer Goods Frontline Staff Management Platform Software V1.0	China	2010SR043561	CLPS Shanghai Co., Ltd.	25th August 2010	Registered
CLPS Staff Management Platform Software V1.0	China	2010SR043562	CLPS Shanghai Co., Ltd.	25th August 2010	Registered
CLPS Coal Mining Enterprise Information System Management Platform Software V1.0	China	2010SR045449	CLPS Shanghai Co., Ltd.	1st September 2010	Registered
CLPS Campus Expense Card Web Service System Platform Software V1.0	China	2010SR045441	CLPS Shanghai Co., Ltd.	1st September 2010	Registered
CLPS Campus Expense Card Bathroom Management Service Software V1.0	China	2010SR045444	CLPS Shanghai Co., Ltd.	1st September 2010	Registered
CLPS Machinery Industry ERP Management Platform Software V1.0	China	2010SR045802	CLPS Shanghai Co., Ltd.	2nd September 2010	Registered
CLPS Assignment and Task Management Platform Software (short name: Assignment and Task Management System) V1.0	China	2011SR076863	CLPS Shanghai Co., Ltd.	25th October 2011	Registered
CLPS Marketing Assistant System Platform Software V1.0	China	2012SR096727	CLPS Shanghai Co., Ltd.	15th October 2012	Registered
CLPS Outsourcing Service Staff Management System Platform Software V1.0	China	2012SR096666	CLPS Shanghai Co., Ltd.	15th October 2012	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Outsourcing Service Staff System Background Management Software V1.0	China	2012SR096731	CLPS Shanghai Co., Ltd.	15th October 2012	Registered
CLPS Logistics Terminal Distribution Platform Software V1.0	China	2012SR096668	CLPS Shanghai Co., Ltd.	19th October 2012	Registered
CLPS HR Background Support Management System V1.0	China	2012SR098440	CLPS Shanghai Co., Ltd.	19th October 2012	Registered
CLPS HR Management System Platform Software (short name: HR Management System) V1.0	China	2012SR098429	CLPS Shanghai Co., Ltd.	19th October 2012	Registered
CLPS Outsourcing Service Staff Resume Entry System Platform Software V1.0	China	2012SR098687	CLPS Shanghai Co., Ltd.	19th October 2012	Registered
CLPS Bank Document Business Management Software (short name: Document Management) V1.0	China	2013SR054800	CLPS Shanghai Co., Ltd.	5th June 2013	Registered
CLPS Bank Monetary Transaction Management Software (short name: Monetary Transaction Management) V1.0	China	2013SR054796	CLPS Shanghai Co., Ltd.	5th June 2013	Registered
CLPS Bank Expense Management Software V1.0	China	2014SR168125	CLPS Shanghai Co., Ltd.	4th November 2014	Registered
CLPS Bank Repayment Process Software V1.0	China	2014SR168130	CLPS Shanghai Co., Ltd.	4th November 2014	Registered
CLPS Bank Point Accumulative Management Software V1.0	China	2014SR168132	CLPS Shanghai Co., Ltd.	4th November 2014	Registered
CLPS Bank Interest Process Software V1.0	China	2014SR168136	CLPS Shanghai Co., Ltd.	4th November 2014	Registered
CLPS Bank Credit Application Software V1.0	China	2014SR168138	CLPS Shanghai Co., Ltd.	4th November 2014	Registered
CLPS Mortgage Loan Plan Spreadsheet Tool Software (short name: Loan Spreadsheet) V1.0	China	2015SR198772	CLPS Shanghai Co., Ltd.	16th October 2015	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Bank Product Management Software V1.0	China	2015SR198610	CLPS Shanghai Co., Ltd.	16th October 2015	Registered
CLPS Bank Deposit and Withdrawal Services Management Software V1.0	China	2015SR198176	CLPS Shanghai Co., Ltd.	16th October 2015	Registered
CLPS Bank Loan Application Management Software V1.0	China	2015SR198654	CLPS Shanghai Co., Ltd.	16th October 2015	Registered
CLPS Bank Repayment Management Software V1.0	China	2015SR198649	CLPS Shanghai Co., Ltd.	16th October 2015	Registered
CLPS Bank Exchange Rate Management Software V1.0	China	2015SR198774	CLPS Shanghai Co., Ltd.	16th October 2015	Registered
CLPS Bank Interest Settlement Software V1.0	China	2015SR198246	CLPS Shanghai Co., Ltd.	16th October 2015	Registered
CLPS Bank Foreign Exchange Transaction Software V1.0	China	2015SR198240	CLPS Shanghai Co., Ltd.	16th October 2015	Registered
CLPS Bank Investment Management Securities Business Software V1.0	China	2016SR376924	CLPS Shanghai Co., Ltd.	16th December 2016	Registered
CLPS Bank Big Data Decision-making Platform Customer Portrayal Software V1.0	China	2016SR382920	CLPS Shanghai Co., Ltd.	20th December 2016	Registered
CLPS Internet Financial Cloud Mobile Banking Software V2.0	China	2016SR398821	CLPS Shanghai Co., Ltd.	27th December 2016	Registered
CLPS Wantong Calculus Mall Software V2.0	China	2017SR118507	CLPS Beijing Hengtong Co., Ltd.	17th April 2017	Registered
CLPS RC Rules Engine Software	China	2017SR169307	CLPS Ruicheng Co., Ltd.	9th May 2017	Registered
CLPS Internet Financing Collection Management Software V2.0	China	2017SR119266	CLPS Ruicheng Co., Ltd.	17th April 2017	Registered
CLPS Points Management Platform Software	China	2017SR119078	CLPS Ruicheng Co., Ltd.	17th April 2017	Registered
CLPS Full-web Order Receiving Unified Platform Management Software V2.0	China	2017SR202535	CLPS Ruicheng Co., Ltd.	24th May 2017	Registered
CLPS Quanxi Intelligent Marketing Platform Clients Growth Center Software V2.0	China	2017SR565576	CLPS Shanghai Co., Ltd.	13th October 2017	Registered
CLPS Enterprise Recruitment Intelligent Cooperation Platform Software V2.0	China	2017SR646712	CLPS Shanghai Co., Ltd.	24th November 2017	Registered
CLPS Intelligent Online Training Test Instructional Management Software V1.0	China	2017SR646507	CLPS Shanghai Co., Ltd.	24th November 2017	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Enterprise Internet Qinqin Loan Background Management Software V1.0	China	2017SR647634	CLPS Shanghai Co., Ltd.	24th November 2017	Registered
CLPS Blockchain Based Virtual Credits Background Management Software V2.0	China	2017SR645676	CLPS Shanghai Co., Ltd.	24th November 2017	Registered
CLPS Enterprise Talent Information Intelligent Management Software V2.0	China	2017SR645650	CLPS Shanghai Co., Ltd.	24th November 2017	Registered
CLPS Enterprise Recruitment Intelligent Cooperation Platform Software V2.0	China	2017SR647190	CLPS Shanghai Co., Ltd.	24th November 2017	Registered
CLPS General Points Platform and Business Center Software V1.0	China	2019SR0004653	CLPS Shanghai Co., Ltd.	2nd January 2019	Registered
CLPS Online Financial Microloan Software V1.0	China	2019SR0004669	CLPS Shanghai Co., Ltd.	2nd January 2019	Registered
CLPS Bank Customer Management Software V1.0	China	2019SR0004663	CLPS Shanghai Co., Ltd.	2nd January 2019	Registered
CLPS Online Financial Management Software V1.0	China	2019SR0140935	CLPS Shanghai Co., Ltd.	14th February 2019	Registered
CLPS Talent Training One-Stop Platform Software V1.0	China	2020SR0094641	CLPS Shanghai Co., Ltd.	19th January 2020	Registered
CLPS Project Management Software [PMS]V2.0	China	2020SR0095716	CLPS Shanghai Co., Ltd.	19th January 2020	Registered
CLPS Online Financial Management Software V2.0	China	2020SR0095716	CLPS Shanghai Co., Ltd.	19th January 2020	Registered
CLPS Online Financial Microloan Software V3.0	China	2020SR0094745	CLPS Shanghai Co., Ltd.	19th January 2020	Registered
CLPS Bank Customer Management Software V3.0	China	2020SR0095318	CLPS Shanghai Co., Ltd.	19th January 2020	Registered
CLPS Online Financial Accounting Management Software V1.0	China	2020SR0095725	CLPS Shanghai Co., Ltd.	19th January 2020	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Blockchain Based Virtual Credits Background Management Software V3.0	China	2020SR0224622	CLPS Guangzhou Co., Ltd.	9th March 2020	Registered
CLPS Enterprise Recruitment Intelligent Cooperation Platform Software V3.0	China	2020SR0224616	CLPS Guangzhou Co., Ltd.	9th March 2020	Registered
CLPS Enterprise Talent Information Intelligent Management Software (“ERP System”) V3.0	China	2020SR0224243	CLPS Guangzhou Co., Ltd.	9th March 2020	Registered
CLPS Ruicheng ERP-TRMS Software (“ERP-TRMS”) V1.0	China	2020SR1691822	CLPS Ruicheng Co., Ltd.	30th November 2020	Registered
CLPS Ruicheng BPM Organizational Structure and Process Approval Software (“BPM”) V1.0	China	2020SR1691823	CLPS Ruicheng Co., Ltd.	30th November 2020	Registered
CLPS Ruicheng Timesheet CLPS Management Software(“Timesheet”) V2.0	China	2020SR1691884	CLPS Ruicheng Co., Ltd.	30th November 2020	Registered
CLPS Ruicheng WeChat Based Timesheet Management Software (“Timesheet”) V1.0	China	2020SR1691802	CLPS Ruicheng Co., Ltd.	30th November 2020	Registered
JAJI China EKYC Based Mobile Banking Software(“Mobile Banking”) V1.0	China	2020SR1692693	JAJI (Shanghai) Co., Ltd.	30th November 2020	Registered
CLPS Project Management Software(“PMS”) V3.0	China	2021SR0113240	CLPS Shanghai Co., Ltd.	21st January 2021	Registered
CLPS Credit Card Comprehensive Information Platform Software(“ChinaLinkV”) V2.1.1	China	2021SR0113286	CLPS Shanghai Co., Ltd.	21st January 2021	Registered
CLPS Meeting Room Reservation Management Software(“Meeting”) V1,0	China	2021SR0113234	CLPS Shanghai Co., Ltd.	21st January 2021	Registered
CLPS BPM Organizational Structure and Process Approval Software(“BPM”) V2.0	China	2021SR0216840	CLPS Shanghai Co., Ltd.	7th February 2021	Registered
CLPS EKYC Based Mobile Banking Software (“Mobile Banking”) V2.0	China	2021SR0216890	CLPS Shanghai Co., Ltd.	7th February 2021	Registered
Hainan Qincheng BPM Organization Structure and Process Approval Software(“BPM”) V2.0	China	2021SR783928	Hainan Qincheng Software Technology Co., Ltd.	27th May 2021	Registered
Hainan Qincheng ERP-TRMS Software(“ERP-TRMS”) V2.0	China	2021SR0783904	Hainan Qincheng Software Technology Co., Ltd.	27th May 2021	Registered
Hainan Qincheng Timesheet Management Software(“Timesheet”) V3.0	China	2021SR0783929	Hainan Qincheng Software Technology Co., Ltd.	27th May 2021	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
Hainan Qincheng WeChat Based Timesheet Management Software (“Timesheet”) V2.0	China	2021SR0783905	Hainan Qincheng Software Technology Co., Ltd.	27th May 2021	Registered
JAJI Project Management Software V4.0	China	2021SR1775321	JAJI (Shanghai) Co., Ltd.	30th June 2021	Registered
CLPS Meeting Room Reservation Management Software V2.0	China	2021SR1628925	CLPS Shanghai Co., Ltd.	31st July 2021	Registered
JAJI One-Stop Platform for Talent Cultivation Based on Internationalization V2.0	China	2021SR1775007	JAJI (Shanghai) Co., Ltd.	28th September 2021	Registered
JAJI Project Lifeline Tracking Management System V1.0	China	2021SR1952575	JAJI (Shanghai) Co., Ltd.	30th September 2021	Registered
JAJI Salary Query Software V1.2	China	2021SR1952576	JAJI (Shanghai) Co., Ltd.	13th October 2021	Registered
JAJI Internet Financial Accounting Management Software V2.0	China	2021SR2008521	JAJI (Shanghai) Co., Ltd.	14th October 2021	Registered
JAJI Bank Clients Management Software Based on Distributed Architecture V1.0	China	2021SR1969086	JAJI (Shanghai) Co., Ltd.	14th October 2021	Registered
JAJI Talent Recommendation and Recruitment Mobile Platform Software V1.0	China	2021SR2085396	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI BPM BPM Organizational Structure and Process Approval Software V4.0	China	2021SR1880802	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI Online Finance Management Software Based on Distributed Architecture V1.0	China	2021SR2008522	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI Enterprise Talent Information Analysis and Management Software Based on Distributed Architecture V2.0	China	2021SR1901457	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI Mobile Banking System Based on Intelligent Face Recognition V1.0	China	2021SR1969085	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI Talent Resume Management DB Database Software V1.5	China	2021SR1952673	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI Business Points Mall WeChat Platform Software V1.0	China	2021SR1952574	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
CLPS EKYC Based Mobile Banking Software (“Mobile Banking”) V3.0	China	2021SR1617316	CLPS Shanghai Co., Ltd.	2nd November 2021	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Credit Card Comprehensive Information Platform Software(“ChinaLinkV”) V3.0	China	2021SR1617317	CLPS Shanghai Co., Ltd.	2nd November 2021	Registered

CLPS Credit Card Big Data Integrated Management Background Software V2.0	China	2021SR1619652	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Clearing Management Software V1.0	China	2021SR1619639	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Risk Management Software V1.0	China	2021SR1619640	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Account Establishment and Card Making Software V1.0	China	2021SR1619641	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Authorization Management Software V1.0	China	2021SR1619642	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Customer Service Management Software V1.0	China	2021SR1619643	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Merchant Consumption Integrated Comprehensive Management Software V1.0	China	2021SR1619651	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Internet Financing Collection Software V1.5	China	2021SR1666790	CLPS Shanghai Co., Ltd.	8th November 2021	Registered
CLPS Online Learning Platform Software V1.5	China	2021SR1666804	CLPS Shanghai Co., Ltd.	8th November 2021	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
JAJI Dual Recording Platform Software V1.0	China	2021SR2116913	JAJI (Shanghai) Co., Ltd.	17th November 2021	Registered
Chenqin FATA Authorized Testing Automation Tool Software	China	2022SR1457563	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2022	Registered
Chenqin MC Transaction Simulation Tool Software	China	2022SR1457579	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2022	Registered
Chenqin OpenAPI Interface Resource Management Platform Software	China	2022SR1457562	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2022	Registered
Chenqin VISA Transaction Simulation Tool Software	China	2022SR1462651	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2022	Registered
Chenqin Scene Engine Software	China	2022SR1462652	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2022	Registered
Chenqin Batch Scheduling Management Platform Software	China	2022SR1462653	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2022	Registered
Chenqin Authorization Authentication Management Software	China	2022SR1457578	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2022	Registered
Chenqin CUP Trading Simulation Tool Software	China	2022SR1474275	Shanghai Chenqin Information Technology Services Co., Ltd.	4th November 2022	Registered
Chenqin JCB Transaction Simulation Tool Software	China	2022SR1480972	Shanghai Chenqin Information Technology Services Co., Ltd.	8th November 2022	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS CRM Customer Management Software V1.0	China	2022SR1561547	CLPS Shanghai Co., Ltd.	23rd November 2022	Registered
CLPS Talent Order Matching Software V1.0	China	2022SR1561546	CLPS Shanghai Co., Ltd.	23rd November 2022	Registered
CLPS Talent Delivery Management Software V1.0	China	2022SR1561545	CLPS Shanghai Co., Ltd.	23rd November 2022	Registered
CLPS Rules and Regulations Document Management Software V1.0	China	2022SR1561390	CLPS Shanghai Co., Ltd.	23rd November 2022	Registered
CLPS Data Sharing SD Software V2.0	China	2022SR1561392	CLPS Shanghai Co., Ltd.	23rd November 2022	Registered
CLPS PL Report System Software V2.0	China	2022SR1561391	CLPS Shanghai Co., Ltd.	23rd November 2022	Registered
JAJI CRM Customer Management Software User Manual V2.0	China	2023SR0235089	JAJI (Shanghai) Co., Ltd.	14th February 2023	Registered
JAJI Talent Order Matching Software User Manual V2.0	China	2023SR0235088	JAJI (Shanghai) Co., Ltd.	14th February 2023	Registered
JAJI Talent Delivery Management System User Manual V2.0	China	2023SR0235112	JAJI (Shanghai) Co., Ltd.	14th February 2023	Registered
JAJI Rules and Regulations Document Management System User Manual V2.0	China	2023SR0235113	JAJI (Shanghai) Co., Ltd.	14th February 2023	Registered
JAJI Data Sharing SD Software V3.0	China	2023SR0235114	JAJI (Shanghai) Co., Ltd.	14th February 2023	Registered
JAJI PL Report System Software V3.0	China	2023SR0235115	JAJI (Shanghai) Co., Ltd.	14th February 2023	Registered
Digital Currency Happy Shopping Platform Software V2.0	China	2023SR0911860	CLPS Shenzhen Co., Ltd.	9th August 2023	Registered

Properties

On July 2023, we relocated our principal executive office to Unit 1000, 10th Floor Millennium City III, 370 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR. On September 24, 2021, CLPS, through its wholly-owned subsidiary, Arabian Jasmine, entered into a purchase agreement to acquire the commercial real estate located at 10th Floor, Millennium City III, 370 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR for a consideration of US$11,286,971, which has been and will continue to be used as the Company’s principal executive office. The consideration was fully paid on December 8, 2021.

Our previous principal executive office was located at Unit 1102, 11th Floor, Millennium City III, 370 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR. We leased the premise, and the lease term has expired on May 5, 2021. On June 7, 2021, CLPS, through its wholly-owned subsidiary, entered into a purchase agreement to acquire the commercial real estate for a consideration of US$3,860,000. The consideration was fully paid on July 21, 2021.

On July 30, 2021, CLPS, through its wholly-owned subsidiary, Noni Singapore, entered into a purchase agreement to acquire commercial real estate located at 60 Paya Lebar Road #05-29 and #05-30, Singapore for a consideration of US$4,614,743. The consideration was fully paid on October 25, 2021.

In addition, the Company manages and operates several other facilities. We rent office space in Shanghai, Hangzhou, Tianjin, Shenzhen, Guangzhou, Dalian, Xi’an, Chengdu, Beijing, Hainan, Japan, India, the U.S., Vietnam and the Philippines. Rent expenses amounted to $1,086,622, $1,085,888, and $942,606 for the years ended June 30, 2023, 2022, and 2021, respectively. We believe our facilities are adequate for our current needs.

Facility	Address	Space (m2)
Shanghai Office	2nd Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong District, Shanghai, PRC	1,259.94

Shanghai Office	1st Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong District, Shanghai, PRC	914.62

Dalian Office	Room 501-503/504-506/507, 5/F, No. 30, Cuitao Street, High Tech Park, Ganjingzi District, Dalian, Liaoning Province, PRC	1,388.45

Tianjin Office	Room 4403, F4, Building No.4, Xinhuan West Road, TEDA, Tianjin, PRC	76.55

Shenzhen Office	Room 2804, Ludan Building, Guiyuan Street, Luohu District, Shenzhen, PRC	299.00

Guangzhou Office	Room 409-411, Tower B, China Shine Plaza, No. 9 Linhe Xi Road, Tianhe District, Guangzhou, Guangdong, PRC	331.16

Xi’an Office	Room 1901,Tower C2 of Yunhuigu Software Park, Yunshui 1st Road, Xi ‘an High-Tech Zone, Xian, PRC	1,232.92

Chengdu Office	Unit 04,05, 12/Floor, Tower 2, 88 Jitai 5th Road, Gaoxin District, Chengdu, Sichuan District, PRC	120.00

Beijing Office	Room 1329-1332, 13th Floor, Building 2, Yard 26, Chengtong Road, Shijingshan District, Beijing, PRC	222.88

Hong Kong Office	Unit 1102, Level 11, Millennium City III, 370 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong	210.15

Japan Office	4F 1-36-3 Nihonbashi-Kakigara-cho,Chuo-ku,Tokyo, Japan, 103-0014	40.17

India Office	Unit No. 222, DLF Cybercity, Idco Info Park, Technology Corridor, Chandaka Industrial Estate, Bhubaneswar, Odisha, India, 751024	113.85

US Office	Two Embarcadero Center, 8th Floor, San Francisco, CA 94111	6

Hainan Office	Room B1013, Binhai Avenue, 109-9 Haihang Plaza, Hainan, PRC	63.62

Hangzhou Office	Room701-3,Building7, 970-1 Gaojiao Road, Yuhang District, Hangzhou , Zhejiang, PRC	106.8

Hong Kong Office	10/F, Level 10 Millennium City 3, 378 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong	756.23

Philippines Office	20th Floor, Picadilly Star Building, 4th Avenue Corner 27th Street, Bonifacio Global City, Fort Bonifacio, Taguig City, Metro Manila, Philippines	10

Vietnam Office	12th Floor, Viettel Complex Building, No. 285 Cach Mang Thang Tam Street, Ward 12, District 10, Ho Chi Minh City, Vietnam	10

Singapore Office	60 Paya Lebar Road #05-29&#05-30, Paya Lebar Square, Singapore, 409051	270

Guangzhou Office	Units 01-11, 21st Floor, No. 67 Tianhe East Road, Tianhe District, Guangzhou	2,354.13

Guangzhou Office	Units 01-11, 20th Floor, No. 67 Tianhe East Road, Tianhe District, Guangzhou	2,354.13

Legal Proceedings

We are currently not involved in any legal proceedings; nor are we aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Government Regulation

Holding Foreign Companies Accountable Act (HFCAA)

We became a Commission-identified issuer (“CII”) under the Holding Foreign Companies Accountable Act (“HFCAA”) on November 18, 2022. There is no material impact on our Company by the intervention or control of the PRC government, as disclosed in the heading “Risk of Intervention or Control by the PRC Government” under Risk Factors. No member of the board of directors of our Company is a current member of the Chinese Communist Party (“CCP). Our Company’s Memorandum and Articles of Associations and bylaws do not contain any chapter of the CCP.

Uyghur Forced Labor Prevention Act (UFLPA)

We do not conduct any operation in or reply on any counterparty conducting operation in Xinjiang Uyghur Autonomous Region and are in full compliance with Uyghur Forced Labor Prevention Act.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a global information technology (“IT”), consulting and solutions service provider focused on delivering services primarily to global institutions, including banking, wealth management, ecommerce, and automotive both in China and globally. For more than 15 years, we have served as an IT service provider to a growing network of clients in the global financial industry, including large financial institutions in the U.S., Europe, Australia, Asia, and their PRC-based IT centers. We have created and developed a particular market niche by providing turn-key financial solutions.

Since our inception, we have aimed to build one of the largest sales and service delivery platforms for IT services and solutions in China. The nature of our services is such that we provide a majority of services to our banking and credit card clients in order to build new or modify existing clients’ own proprietary systems. We are fully committed of delivering digital transformation services with a focus on the fintech within the areas of banking, wealth management, e-commerce, and automotive, among others, through the utilization of innovative technology to achieve our client’s goals. We maintain 20 delivery and/or R&D centers, of which 10 are strategically located in Mainland China (Shanghai, Beijing, Dalian, Tianjin, Xi’an, Chengdu, Guangzhou, Shenzhen, Hangzhou, and Hainan) and 10 are located globally (Hong Kong SAR, the United States of America, Japan, Singapore, Australia, Malaysia, India, the Philippines, Vietnam, and Canada). Our extensive network enables us to serve different clients across various geographic locations. By combining onsite or onshore support and consulting with scalable and high-efficiency offsite or offshore services and processing, we are able to meet client demands in a cost-effective manner while retaining significant operational flexibility. By serving both Chinese and global clients on a common platform, we are able to leverage the shared resources, management proficiency, industry expertise and technological know-how to attract new business and remain cost competitive. We believe that maintaining our Company as a proven and reliable partner to our clients both in China and globally positions us well to capture greater opportunities in the rapidly evolving global market for IT consulting and solutions.

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

On August 15, 2018, the shareholders of CLPS SG and Ridik AU were changed to Qiner from CLPS Shanghai pursuant to the share purchase agreements. Qiner purchased the 100% equity interest of CLPS SG and Ridik AU from CLPS Shanghai for consideration of $0.6 million (or approximately 850,000 Singapore dollars) and $0.1 million (or approximately 200,000 Australian dollars), respectively. These transactions did not change the holding company’s ownership of these entities.

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

In September, 2022, the Company sold its 60% equity interest in Beijing Bozhuo to the noncontrolling interest shareholder for the sale price of $0.01 million (RMB 96,000). After the interest transfer, Beijing Bozhuo is no longer a subsidiary of the Company.

On October 19, 2022, the Company incorporated CLPS Chengdu Co., Ltd. (CLPS Chengdu) in Chengdu to develop business in related areas.

On December 20, 2022, the Company incorporated CLPS Investment Management Ltd. (CLPS Investment) in British Virgin Islands to develop business in related areas.

On March 15, 2023, CLPS Ruicheng Co., Ltd. (CLPS RC) was liquidated.

On April 19, 2023, the Company incorporated JAJI Global Incorporation (JAJI Global) in Cayman Islands to develop business in related areas.

On June 27, 2023, the Company incorporated JAJI Singapore Pte. Ltd. in Singapore to develop business in related areas.

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

Our operations are primarily based in Mainland China, where we derive a substantial portion of our revenues. For the years ended June 30, 2023, 2022, and 2021, our revenues were $150.4 million, $152.0 million, and $126.1 million, respectively. Revenues generated outside of Mainland China were approximately $16.2 million, $14.1 million, and $13.6 million for fiscal 2023, 2022, and 2021, respectively. We had a net income of $0.2 million in fiscal 2023, a net income of $4.6 million in fiscal 2022, and a net income of $7.0 million  in fiscal 2021. We had a non-GAAP net income of $5.0 million in fiscal 2023. Our total assets as of June 30, 2023 were $95.3 million of which cash and cash equivalent  amounted to $22.2 million and restricted cash amounted to $0.09 million. Our total liabilities as of June 30, 2023 were $29.8 million.

Factors Affecting Our Results of Operations

We believe the most significant factors that affect our business and results of operations include the following:

●

Our ability to obtain new clients and repeat business from existing clients. Revenues from individual clients typically grow over time as we seek to increase the number and scope of services provided to each client, and as clients increase the complexity and scope of the work outsourced to us. Therefore, our ability to obtain new clients, as well as our ability to maintain and increase business from our existing clients, has a significant effect on our results of operations and financial condition. During fiscal 2023, our revenue derived from our IT consulting services increased by 0.1% or $0.2 million from fiscal 2022, mainly attributable to revenue from our new clients. IT consulting services revenue from new clients amounted to approximately $2.7 million   in fiscal 2023. During fiscal 2022, our revenue derived from our IT consulting services increased by 17.8% or $21.8 million from fiscal 2021, mainly attributable to revenue growth from our existing clients. IT consulting services revenue from new clients amounted to approximately $3.5 million in fiscal 2022.

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

Investment in and dissolution of Huanyu

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

On January 31, 2023, Huanyu was liquidated.

Acquisition in and disposal of Infogain

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

Investment in and disposal of CLPS Shenzhen Robotics

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

In May 2023, the Company divested its entire 10% equity interest in CLPS Shenzhen Robotics, receiving the investment in the same month.

Acquisition in and dissolution of CareerWin

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

In January 2023, CareerWin was liquidated.

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

Results of Operations

Results of Operations for Continuing Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	For the years ended June 30,
	2023	2022	2021

Revenue from third parties	$150,298,963	$151,970,357	$125,792,221
Revenue from related parties	57,576	52,024	269,472
Less: Cost of revenues from third parties	(115,827,597)	(110,989,394)	(85,664,401)
Less: Cost of revenue from related parties	(47,212)	(43,951)	(226,356)
Gross profit	34,481,730	40,989,036	40,170,936

Operating incomes (expenses):
Selling and marketing expenses	(3,300,555)	(4,103,066)	(3,753,236)
Research and development expenses	(8,336,999)	(7,971,145)	(13,337,913)
General and administrative expenses	(21,641,317)	(23,045,664)	(16,784,688)
Impairment of goodwill	(2,382,538)	-	-
Subsidies and other operating income	1,256,070	1,536,394	2,080,087
Total operating expenses	(34,405,339)	(33,583,481)	(31,795,750)
Income from operation	76,391	7,405,555	8,375,186
Other income	1,123,612	854,250	296,319
Other expenses	(430,357)	(575,605)	(351,045)

Income before income tax and share of income in equity investees	769,646	7,684,200	8,320,460
Provision for income taxes	674,344	3,045,992	1,257,124
Income before share of income in equity investees	95,302	4,638,208	7,063,336
Share of income (loss) in equity investees, net of tax	70,263	(50,297)	(44,121)
Net income	165,565	4,587,911	7,019,215
Less: Net (loss) income attributable to noncontrolling interests	(26,964)	132,483	202,643
Net income attributable to CLPS Incorporation’s shareholders	$192,529	$4,455,428	$6,816,572

Basic earnings per common share	0.01	0.21	0.39
Weighted average number of share outstanding – basic	23,153,976	20,924,683	17,279,443
Diluted earnings per common share	0.01	0.21	0.39
Weighted average number of share outstanding – diluted	23,153,976	21,057,063	17,569,440

Supplemental information:
Non-GAAP income before income tax and share of income of equity investees	5,630,480	14,869,062	13,449,156
Non-GAAP net income	5,026,399	11,772,773	12,147,911
Non-GAAP net income attributable to CLPS Incorporation’s shareholders	5,053,363	11,640,290	11,945,268
Non-GAAP basic earnings per common share	0.22	0.56	0.69
Weighted average number of share outstanding – basic	23,153,976	20,924,683	17,279,443
Non-GAAP diluted earnings per common share	0.22	0.55	0.68
Weighted average number of share outstanding – diluted	23,153,976	21,057,063	17,569,440

Use of Non-GAAP Financial Measures

The consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. The Company uses non-GAAP income before income tax and share of loss income of equity investees, non-GAAP net income, non-GAAP net income attributable to CLPS Incorporation’s shareholders, and basic and diluted non-GAAP net income per share, which are non-GAAP financial measures. Non-GAAP income before income tax and share of loss income of equity investees is income before income tax and share of loss income of equity investees excluding share-based compensation expenses and impairment of goodwill. Non-GAAP net income is net income excluding share-based compensation expenses and impairment of goodwill. Non-GAAP net income attributable to CLPS Incorporation’s shareholders is net income attributable to CLPS Incorporation’s shareholders excluding share-based compensation expenses and impairment of goodwill. Basic and diluted non-GAAP net income per share is non-GAAP net income attributable to CLPS Incorporation’s shareholders divided by weighted average number of shares used in the calculation of basic and diluted net income per share. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation expenses and impairment of goodwill clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses and impairment of goodwill, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

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

For the year ended June 30, 2023

Cost of revenues	(115,874,809)
Less: share-based compensation expenses	(16,212)

Non-GAAP cost of revenues	(115,858,597)

Selling and marketing expenses	(3,300,555)
Less: share-based compensation expenses	(129,060)

Non-GAAP selling and marketing expenses	(3,171,495)

General and administrative expenses	(21,641,317)
Less: share-based compensation expenses	(2,333,024)
Non-GAAP general and administrative expenses	(19,308,293)

Income before income tax and share of income in equity investees	769,646
Add: share-based compensation expenses	2,478,296
Add: impairment of goodwill	2,382,538
Non-GAAP income before income tax and share of loss of equity investees	5,630,480

Net income	165,565
Add: share-based compensation expenses	2,478,296
Add: impairment of goodwill	2,382,538
Non-GAAP net income	5,026,399

Net income attributable to CLPS Incorporation’s shareholders	192,529
Add: share-based compensation expenses	2,478,296
Add: impairment of goodwill	2,382,538
Non-GAAP net income attributable to CLPS Incorporation’s shareholders	5,053,363

Weighted average number of share outstanding used in computing GAAP and non-GAAP basic earnings	23,153,976
GAAP basic earnings per common share	0.01
Add: share-based compensation expenses and impairment of goodwill	0.21
Non-GAAP basic earnings per common share	0.22

Weighted average number of share outstanding used in computing GAAP diluted earnings	23,153,976
Weighted average number of share outstanding used in computing non-GAAP diluted earnings	23,153,976

GAAP diluted earnings per common share	0.01
Add: share-based compensation expenses and impairment of goodwill	0.21
Non-GAAP diluted earnings per common share	0.22

For the Years Ended June 30, 2023 and 2022

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

The following table presents our revenues by our service lines.

	For the Year ended June 30,
	2023		2022
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

IT consulting services	$144,286,502	96.0%	$144,092,811	94.8%	193,691	0.1%
Customized IT solution services	4,554,200	3.0%	6,738,118	4.4%	(2,183,918)	(32.4)%
Other	1,515,837	1.0%	1,191,452	0.8%	324,385	27.2%
Total	150,356,539	100.0%	152,022,381	100.0%	(1,665,842)	(1.1)%

Our total revenues decreased by approximately $1.6 million, or 1.1%, to approximately $150.4million for the fiscal year ended June 30, 2023, from approximately $152.0 million for the fiscal year ended June 30, 2022.

For the year ended June 30, 2023, revenue derived from our IT consulting services increased by 0.1% to $144.3 million from $144.1 million in fiscal 2022, primarily reflecting the increasing demands for our IT consulting services from banks and other financial institutions. For fiscal 2023 and 2022, 38.2% and 41.2% of our IT consulting services revenue were from international banks, respectively. In fiscal 2023, we strengthened our expertise in the financial industry to leverage our existing industry knowledge and grew our customer base of local Chinese financial institutions.

Revenue from customized IT solution services decreased by $2.1 million, or 32.4%, to $4.6 million for the year ended June 30, 2023, from $6.7 million in the same period of the previous year. The decrease was primarily due to decreasing demand from existing clients.

Revenue from other services increased by $0.3 million, or 27.2%, to $1.5 million  for the year ended June 30, 2023, from $1.2 million in the prior year period.

The number of clients remained consistent at 265 for the year ended June 30,2023 compared to the prior year period. Revenues from top five clients accounted for 49.1% and 49.0% of the Company’s total revenues for fiscal 2023 and 2022, respectively.

Revenue generated outside of Mainland China for the year ended June 30, 2023 accounted for 10.8% of total revenue compared to 9.3% in the prior year period.

Cost of revenues

Our cost of revenues mainly consisted of compensation benefit expenses for our IT professionals, travel expenses and material costs. Our cost of revenues increased by $4.9 million or 4.4% to approximately $115.9 million in fiscal 2023 from approximately $111.0 million in fiscal 2022 primarily due to the increase in IT professional compensation costs. as a result of optimization of our R&D staff structure by allocating a number of staff to deliver IT services to meet the increased demand, as well as increased labor costs. As a percentage of revenues, our cost of revenues was 77.1% and 73.0% for fiscal 2023 and 2022, respectively.

Gross profit and gross margin

Our gross profit decreased by $6.5 million, or 15.9%, to approximately $34.5 million in fiscal 2023 from approximately $41.0 million in fiscal 2022. Gross margin decreased to 22.9% in fiscal 2023 from 27.0% for the same period of last year.

Selling and marketing expenses

Selling and marketing expenses primarily consisted of salary and compensation expenses relating to our sales and marketing personnel, and also included entertainment, travel and transportation, and other expenses relating to our marketing activities.

Selling and marketing expenses decreased by $0.8 million, or 19.6%, to $3.3 million in fiscal 2023 from $4.1 million in fiscal 2022. The decrease was primarily due to improved efficiency in talent acquisition using an intelligent automation solution, which helped the Company to reduce time and cost associated with the talent acquisition process. Accordingly, as a percentage of sales, our selling expenses were 2.2% of revenues in fiscal 2023 compared to 2.7% in fiscal 2022.

Research and development (“R&D”) expenses

R&D expenses primarily consisted of compensation and benefit expenses relating to our research and development personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses were $8.3 million in fiscal 2023, which increased by $0.3 million or 4.6% compared to $8.0 million in fiscal 2022, representing 5.5% and 5.2% of our total revenues for fiscal 2023 and 2022, respectively.

General and administrative expenses

General and administrative expenses primarily consisted of salary and compensation expenses relating to our finance, legal, human resources and executive office personnel, and included share-based compensation expenses, rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs.

General and administrative expenses increased by $1.0 million, or 4.2%, to $24.0 million in fiscal 2023 from $23.0 million in the prior year. After the deduction of $2.3 million non-cash share-based compensation expenses related to the grants under the 2021 Incentive Compensation Plan and deduction of $2.4 million goodwill impairment losses, non-GAAP general and administrative expenses increased by $3.2 million, or 20.2%, to $19.3 million in fiscal 2023 from $16.1 million in the same period of the previous year.

Subsidies and other operating income

Subsidies and other operating income primarily included government subsidies which represented amounts granted by local government authorities as a general incentive for us to promote development of the local technology industry. The Company records government subsidies in subsidies and other operating income upon received and when there is no further performance obligation. Total government subsidies amounted to $1.3 million and $1.5 million in fiscal 2023 and 2022, respectively.

Income before income taxes and share of loss in equity investees

Income before income taxes and share of loss in equity investees decreased by $6.9 million to a $0.8 million income in fiscal 2023 from an income of $7.7 million in fiscal 2022. After the deduction of non-cash share-based compensation expenses and goodwill impairment losses, non-GAAP income before income taxes and share of loss in equity investees decreased by $9.3 million, or 62.1%, to $5.6 million in fiscal 2023 from $14.9 million in the same period of the previous year.

Provision for income taxes

Our provision for income taxes in fiscal 2023 decreased by $2.3 million to $0.7 million from $3.0 million provision for income taxes in fiscal 2022, mainly due to the decrease of income before income taxes and share of loss in equity investees.

Share of loss in equity investees, net of tax

The share of loss in equity investees, net of tax in fiscal 2023 was net equity investment income of SSIT, and Fuson. The share of loss in equity investees, net of tax in fiscal 2022 was net equity investment loss of SSIT, EMIT and Fuson.

Net income

Net income decreased by $4.4 million, or 96.4%, to $0.2 million in fiscal 2023 from a net income of $4.6 million in fiscal 2022. After the deduction of $2.5 million non-cash share-based compensation expenses and $2.4 million goodwill impairment losses, non-GAAP net income decreased by $6.8 million, or 57.3%, to $5.0 million in fiscal 2023 from $11.8 million in the previous year.

Other comprehensive (loss) income

Foreign currency translation adjustments amounted to a loss of $3.5 million and a loss of $1.8 million for the years ended June 30, 2023 and 2022, respectively. The balance sheet amounts with the exception of equity as of June 30, 2023 were translated at 7.2513 RMB to 1.00 USD as compared to 6.6981 RMB to 1.00 USD as of June 30, 2022. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended June 30, 2023 and 2022 were 6.9536 RMB to 1.00 USD and 6.4554 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

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

Cash Flows through Our Organization

CLPS Incorporation is a holding company with no operations of its own. We conduct our operations in Mainland China primarily through our subsidiaries in mainland China. As a result, although other means are available for us to obtain financing at the holding company level, CLPS Incorporation’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to CLPS Incorporation. In addition, our PRC subsidiaries are permitted to pay dividends to CLPS Incorporation only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds. Under PRC law, CLPS Incorporation may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. The subsidiaries have not declared or paid any cash dividends to the holding company. CLPS Incorporation has not declared or paid any cash dividends to pay any cash dividends on its ordinary shares. The Company provides cash support to its subsidiaries according its business development plan. For fiscal years 2021, 2022, and 2023, the Company provided cash support to its subsidiaries in Mainland China, Singapore and Hong Kong SAR. The amounts were offset when the Company’s consolidated financial statements were prepared. The balances due from subsidiaries to the Company were US$7.6 million, US$22.8 million, and US$24.7 million as of June 30 for fiscal 2021, 2022, and 2023, respectively. The subsidiaries provide cash support to the Company according its business development plan. The balances due to subsidiaries from the Company were Nil, US$7.1 million, and US$7.6 million as of June 30 for fiscal 2021, 2022, and 2023, respectively. The balances were reflected in the section “PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION” in our financial statements for fiscal 2021, 2022, and 2023, respectively. For the years ended June 30, 2021, 2022, and 2023, cash and cash equivalents of PRC companies were RMB 62.66 million (US$9.71 million), 99.0 million (US$14.8 million), and 129.1 million (US$17.8 million), respectively.

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

As of June 30, 2023, we had cash and cash equivalents of approximately $22.3 million. Our current assets were approximately $72.9 million, and our current liabilities were approximately $26.3 million. Total shareholders’ equity as of June 30, 2023 was approximately $65.5 million. We believe that we will have sufficient working capital to operate our business for the next 12 months from the issuance date of this report.

Substantially all of our operations are conducted in China and all of our revenue, expenses, cash and cash equivalents are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of June 30, 2023, cash and cash equivalents of approximately RMB129.1 million ($17.8 million), SGD1.7 million ($1.3 million), AUD0.02 million ($0.01 million), HKD22.2 million ($2.8 million), INR2.7 million ($0.03 million), MYR0.4 million ($09 million), JPY5.0 million ($0.03 million), USD1 million, and PHP4.4 million ($0.08 million) were held by the Company and its subsidiaries in Mainland China, Singapore, Australia, Hong Kong, India, Malaysia, Japan, the United States of America, and the Philippines, respectively. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. The Company plans to fund working capital through its operations, bank borrowings and additional capital contribution from shareholders. Our operating cash flow was positive for the year ended June 30, 2023. We have historically funded our working capital needs primarily from operations, advance payments from customers and loans from shareholders. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our sales contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended June 30,
	2023	2022	2021
Net cash provided by (used in) operating activities	$9,705,951	$3,200,889	$(2,609,773)
Net cash used in investing activities	(306,046)	(16,290,683)	(5,619,471)
Net cash (used in) provided by financing activities	(4,319,331)	7,474,641	19,340,588
Effect of exchange rate change	(1,175,928)	(727,242)	975,918
Net increase (decrease) in cash	3,904,646	(6,342,395)	12,087,262
Cash and cash equivalents at the beginning of the year	18,396,987	24,739,382	12,652,120
Cash and cash equivalents at the end of the year	22,301,633	$18,396,987	$24,739,382

Operating Activities

Net cash provided by operating activities was approximately $9.7 million in fiscal 2023, including net income of $0.2 million, adjusted for non-cash items of $7.2 million and positive adjustments for changes in operating assets and liabilities of $3.4 million. The adjustments for changes in operating assets and liabilities mainly included the decrease in accounts receivable of $0.5 million. The adjustments for changes in operating assets and liabilities also included a decrease in prepayment, deposits and other assets of $3.5 million, a decrease in salaries and benefits payable of $0.8 million, an increase in accounts payable and other liabilities of $0.2 million, and an increase in tax payables of $0.1 million in fiscal 2023.

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

Investing Activities

Net cash used in investing activities was approximately $0.3 million in fiscal 2023, primarily due to our purchase of property and equipment of $0.5 million, disposition of long term investment of $0.1 million, repayments from a related party of $0.2 million in fiscal 2023, to better manage opportunities and capitalize on the growth potential in the human resource related industry.

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

Financing Activities

Net cash used in financing activities was approximately $4.3 million in fiscal 2023. During the fiscal 2023, we had bank loans of approximately $23.4 million, repaid loans of approximately $26.3 million, and paid dividend of $1.4 million.

Net cash provided by financing activities was approximately $7.5 million in fiscal 2022. During the fiscal 2022, we had bank loans of approximately $22.0 million and repaid loans of approximately $14.5 million.

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

Capital Expenditures

The Company made capital expenditures of $0.5 million, $20.8 million, and $1.1 million for the years ended June 30, 2023, 2022, and 2021, respectively. In these periods, our capital expenditures were mainly used for purchases of office building and office equipment. The Company will continue to make capital expenditures to meet the expected growth of its business.

Impact of Inflation

We do not believe the impact of inflation on our company is material. Our operations are in China and China’s inflation rates have been relatively stable over the last two years: 3.7% in 2022 and 3.4% in 2021.

Contractual Obligations

The Company’s subsidiaries lease office spaces under various operating leases. Operating lease expenses amounted to $1,086,622, $1,413,521, and $942,606 for the years ended June 30, 2023, 2022, and 2021, respectively. The following table sets forth our contractual obligations and commercial commitments as of June 30, 2023:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	More than 3 Years

Operating lease arrangements	$839,045	$733,982	$105,063	$-
Bank loans	10,554,617	10,554,617	-	-
Total	$11,393,662	$11,288,599	$105,063	$-

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements and undisclosed material cash requirement for the years ended June 30, 2023 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Subsequent Event

None.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures.

We believe that the following accounting policies are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Revenue recognition

We account for revenue recognition in accordance with ASC Topic 606, Revenue from contracts with Customers (“ASC 606”). We provide a comprehensive range of IT consulting services, customized IT solution services and other service, which primarily are on a time-and-expense basis, or fixed-price basis. Revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which an entity expects to be entitled to in exchange for those services.

IT consulting services

IT consulting services are time-and-expense basis contracts. The series of IT consulting services are substantially the same from day to day, and each day of the service is considered to be distinct and separately identifiable as it benefits the customer daily. Further, the uncertainty related to the service consideration is resolved on a daily basis as we satisfy our obligation to perform IT service daily with enforceable right to payment for performance completed to date. Thus, revenue is recognized as service is performed and the customer simultaneously receives and consumes the benefits from the service daily.

Customized IT solution service

Revenues from customized IT solution contracts require us to perform services for systems design, planning and integrating based on customers’ specific needs which requires significant production and customization. The required customization work period is generally less than one year. Upon delivery of the services, customer acceptance is generally required. In the same contract, we are generally required to provide post-contract customer support (“PCS’) for a period from three months to one year (“PCS period”) after the customized application is delivered. The type of service for PCS is stand-ready service on when-and-if-available basis.

There are two performance obligations identified in the customized IT solution contract: the delivery of customized IT solution service and the completion of the PCS. The transaction price is allocated between the two performance obligations based on the relative standalone selling price, estimated using the cost plus method.

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

Differences between the timing of billings and the recognition of revenues are recorded as contract assets which is included in the prepayments, deposits and other assets, net, or contract liabilities on the consolidated balance sheets. Contract assets are classified as current assets and the full balance is reclassified to accounts receivables when the right to payment becomes unconditional. The impairment loss of contracts assets was immaterial as of June 30, 2023 and 2022, respectively and the cumulative-effect adjustment due to the adoption of ASU 2016-13 was also immaterial.

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

We account for uncertainties in income taxes in accordance with ASC Topic 740, Income Taxes (“ASC 740”). An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the consolidated statements of comprehensive (loss)/ income in the period incurred. All of the tax returns of our subsidiaries in China remain subject to examination by the tax authorities for five years from the date of filing through year 2026, and the examination period was extended to 10 years for entities qualified as High and New Technology Enterprises (“HNTEs”) in 2018 and thereafter.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth our executive officers and directors, their ages and the positions held by them, as of the date of this Annual Report:

Name	Age	Position
Xiao Feng Yang	60	Chairman of the Board
Raymond Ming Hui Lin	59	Chief Executive Officer and Director
Rui Yang	40	Chief Financial Officer
Li Li	47	Chief Operating Officer
Jin He Shao(1)(4)	56	Independent Director
Zhao Hui Feng(3)	53	Independent Director
Kee Chong Seng(2)	71	Independent Director

(1)	Chair of the Audit Committee.

(2)	Chair of the Compensation Committee.

(3)	Chair of the Nominating Committee.

(4)	Audit Committee Financial Expert.

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

B.	Compensation

Executive Compensation

The following table shows the annual compensation paid by us for the years ended June 30, 2023, 2022, and 2021.

Name/principal position	Year	Salary	Equity Compensation	All Other Compensation	Total Paid
Xiao Feng Yang, Chairman of the Board(1)	2023	$104,651	—	$—	$104,651
	2022	$106,104	—	$—	$106,104
	2021	$99,445	$—	$—	$99,445

Raymond Ming Hui Lin, CEO and Director(2)	2023	$258,614	$—	$—	$258,614
	2022	$257,531	$—	$—	$257,531
	2021	$192,747	—	$—	$192,747

Rui Yang, CFO(3)	2023	$152,031	$—	$—	$152,031
	2022	$133,841	$—	$—	$133,841
	2021	$75,742	$—	$—	$75,742

Li Li, Chief Operating Officer(4)	2023	$205,359	$—	$—	$205,359
	2022	$216,175	$—	$—	$216,175
	2021	$183,202	$—	$—	$183,202

Jin He Shao, Independent Director(5)	2023	$18,000	$—	$—	$18,000
	2022	$18,000	$—	$—	$18,000
	2021	$18,000	$—	$—	$18,000

Kee Chong Seng, Independent Director(6)	2023	$18,000	$—	$—	$18,000
	2022	$18,000	$—	$—	$18,000
	2021	$18,000	$—	$—	$18,000

Zhao Hui Feng, Independent Director(7)	2023	$18,000	$—	$—	$18,000
	2022	$18,000	$—	$—	$18,000
	2021	$18,000	$—	$—	$18,000

(1)	Appointed Chairman effective as of December 9, 2017 and President effective from December 9, 2017 to August 19, 2020.

(2)	Appointed Chief Executive Officer effective as of December 9, 2017.

(3)	Appointed Chief Financial Officer effective as of December 17, 2020 and Acting Chief Financial Officer effective from November 1, 2019 to December 16, 2020.

(4)	Appointed Chief Operating Officer effective as of June 2019.

(5)	Appointed Independent Director effective as of January 2018.

(6)	Appointed Independent Director effective as of September 2019.

(7)	Appointed Independent Director effective as of July 2020.

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

On April 3, 2020, our annual meeting of shareholders approved the 2020 Equity Incentive Plan (the “2020 Plan”). All of our employees, officers, and directors, and consultants are eligible to be granted options, restricted stock awards, stock unit awards, or stock appreciate rights (each, an “Award”) under the 2020 Plan. The 2020 Plan is currently administered by the Board, which has all the power to administer the 2020 Plan according to its terms, including the power to grant Awards, determine who may be granted Awards and the types and amounts of Awards to be granted, prescribe Award agreements, and establish programs for granting Awards. Awards may be made under the 2020 Plan for up to 11,011,663 of our common shares. 6,109,320 restricted shares have been granted under the 2020 Plan as of today.

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

On April 24, 2023, our annual meeting of shareholders approved the 2023 Equity Incentive Plan (the “2023 Plan”). All of our employees, officers, and directors, and consultants are eligible to be granted options, restricted stock awards, stock unit awards, or stock appreciate rights (each, an “Award”) under the 2023 Plan. The 2023 Plan is currently administered by the Board, which has all the power to administer the 2023 Plan according to its terms, including the power to grant Awards, determine who may be granted Awards and the types and amounts of Awards to be granted, prescribe Award agreements, and establish programs for granting Awards. Awards may be made under the 2023 Plan for up to 20,000,000 of our common shares. 1,934,000 restricted shares have been granted under the 2023 Plan as of today.

The 2023 Plan is a stock-based compensation plan that provides for discretionary grants of, among others, stock options, stock awards and stock unit awards to employees, directors and consultants of the Company and its subsidiaries. The purpose of the 2023 Plan is to attract and retain outstanding individuals as employees, directors and consultants of the Company and its subsidiaries, to recognize the contributions made to the Company and its subsidiaries by employees, directors and consultants, and to provide such employees, directors and consultants with additional incentive to expand and improve the profits and achieve the objectives of the Company and its subsidiaries, by providing such employees, directors and consultants with the opportunity to acquire or increase their proprietary interest in the Company through receipt of awards. The following is a summary of the 2023 Plan and is qualified by the full text of the 2023 Plan.

Administration. The 2023 Plan will be administered by our board of directors, or, once constituted, the Compensation Committee of the board of directors (we refer to body administering the 2023 Plan as the “Committee”).

Number of Shares of Common Shares. The number of common shares that may be issued under the 2023 Plan is 20,000,000. Shares issuable under the 2023 Plan may be authorized but unissued shares or treasury shares. The number of shares delivered by a participant or withheld by the Company on behalf of any such participant as full or partial payment of an award, including the exercise price of a stock option or of any required withholding taxes, shall not again be available for issuance pursuant to subsequent awards, and shall count towards the aggregate number of shares that may be issued under the 2023 Plan. Any shares purchased by the Company with proceeds from a stock option exercise shall not again be available for issuance pursuant to subsequent awards, shall count against the aggregate number of shares that may be issued under the 2023 Plan and shall not increase the number of shares available under the 2023 Plan. If there is a lapse, forfeiture, expiration, termination or cancellation of any award for any reason, or if shares are issued under such award and thereafter are reacquired by the Company pursuant to rights reserved by the Company upon issuance thereof, the shares subject to such award or reacquired by the Company shall again be available for issuance pursuant to subsequent awards, and shall not count towards the aggregate number of shares that may be issued under the 2023 Plan.

Eligibility. All employees, directors, and consultants of the Company are eligible to receive awards under the 2023 Plan.

Awards to Participants. The Plan provides for discretionary awards of, among others, stock options, stock awards, stock unit awards and stock appreciation rights to participants. Each award made under the 2023 Plan will be evidenced by a written award agreement specifying the terms and conditions of the award as determined by the Committee in its sole discretion, consistent with the terms of the 2023 Plan.

Stock Options. Subject to the terms of the 2023 Plan, the Committee may from time to time grant stock options to participants. Stock Options granted under the 2023 Plan to employees shall be non-qualified stock options (NSOs) unless the award agreement expressly provides that the stock option is an incentive stock options (ISO). Stock options granted under the 2023 Plan to consultants and directors who are not employees shall be NSOs The grant of each stock option shall be evidenced by a written stock option agreement specifying the type of stock option granted, the exercise period, the exercise price, the terms for payment of the exercise price, the expiration date of the stock option, the number of shares to be subject to each stock option and such other terms and conditions established by the Committee, in its sole discretion, not inconsistent with the 2023 Plan.

Stock Awards. The Committee may, in its discretion, (a) grant shares under the 2023 Plan to any participant without consideration from such participant or (b) sell shares under the 2023 Plan to any participant for such amount of cash, shares or other consideration as the Committee deems appropriate. Each shares granted or sold hereunder shall be subject to such restrictions, conditions and other terms as the Committee may determine at the time of grant or sale, the general provisions of the Plan, the restrictions, terms and conditions of the related Stock Award Agreement

Stock Unit Awards. The Committee may, in its discretion, grant stock unit awards to any participant. Each stock unit subject to the award shall entitle the participant to receive, on the date or the occurrence of an event (including the attainment of performance goals) as described in the stock unit award agreement, a share or cash equal to the fair market value of a share on the date of such event as provided in the stock unit award agreement.

Stock Appreciation Rights or SAR. The Committee may grant SARs to participants. Upon exercise, a SAR entitles the participant to receive from the Company the number of shares having an aggregate fair market value equal to the excess of the fair market value of one share as of the date on which the SAR is exercised over the exercise price, multiplied by the number of shares with respect to which the SAR is being exercised. The Committee, in its discretion, shall be entitled to cause the Company to elect to settle any part or all of its obligations arising out of the exercise of an SAR by the payment of cash in lieu of all or part of the shares it would otherwise be obligated to deliver in an amount equal to the fair market value of such shares on the date of exercise. Cash shall be delivered in lieu of any fractional Shares. The terms and conditions of any such award shall be determined at the time of grant.

Payment for Stock Options and Withholding Taxes. In connection with any award, and as a condition to the issuance or delivery of any Shares to the participant in connection therewith, the Company shall require the participant to pay the Company the minimum amount of federal, state, local or foreign taxes required to be withheld, and in the Company’s sole discretion, the Company may permit the participant to pay the Company up to the maximum individual statutory rate of applicable withholding. The Company in its sole discretion may make available one or more of the following alternatives for the payment of such taxes: (i) in cash; (ii) in cash received from a broker-dealer to whom the participant has submitted notice together with irrevocable instructions to deliver promptly to the Company the amount of sales proceeds from the sale of the shares subject to the award to pay the withholding taxes; (iii) by directing the Company to withhold such number of shares otherwise issuable in connection with the award having an aggregate fair market value equal to the minimum amount of tax required to be withheld; (iv) by delivering previously acquired shares of the Company that are acceptable to the Board that have an aggregate fair market value equal to the amount required to be withheld; or (v) by certifying to ownership by attestation of such previously acquired shares. The Committee shall have the sole discretion to establish the terms and conditions applicable to any alternative made available for payment of the required withholding taxes.

Amendment of Award Agreements; Amendment and Termination of the 2023 Plan; Term of the 2023 Plan. The Committee shall have the authority to amend any award agreement at any time; provided however, that no such amendment shall adversely affect the right of any participant under any outstanding award agreement in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or rule of any stock exchange on which the shares are listed. The Board may terminate, suspend, or amend the 2023 Plan, in whole or in part, from time to time, without the approval of the shareholders of the Company, unless such approval is required by applicable law, regulation or rule of any stock exchange on which the shares are listed. No amendment or termination of the 2023 Plan shall adversely affect the right of any participant under any outstanding award in any material way without the written consent of the participant, unless such amendment or termination is required by applicable law, regulation or rule of any stock exchange on which the shares are listed. Subject to the foregoing, the Committee may correct any defect or supply an omission or reconcile any inconsistency in the 2023 Plan or in any award granted hereunder in the manner and to the extent it shall deem desirable, in its sole discretion, to effectuate the 2023 Plan. The Board shall have the authority to amend the 2023 Plan to the extent necessary or appropriate to comply with applicable law, regulation or accounting rules in order to permit participants who are located outside of the United States to participate in the 2023 Plan. Notwithstanding anything to the contrary contained herein, no awards shall be granted on or after the tenth anniversary of the adoption of this Plan.

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

	2023	2022	2021
Number of Employees	3,509	3,824	3,352

E.	Share Ownership

See Item 7 below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

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

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of September 18, 2018 through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. None of the stockholders listed in the table are located in the United States and none of the common shares held by them are located in the United States. Applicable percentage ownership is based on 25,586,122 common shares outstanding as of September 24, 2023. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o CLPS Incorporation, c/o Unit 1102, 11th Floor, Millennium City III, 370 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR.

Name of Beneficial Owner	Common Shares	Ownership% (1)

Xiao Feng Yang (2)(7)	5,667,950	22.15%
Raymond Ming Hui Lin (3)(6)(7)	7,605,873	29.73%
Rui Yang (4)(6)	690,710	2.7%
Li Li(6)(8)	819,863	3.2%
Jin He Shao (5)(7)	17,000	*
Kee Chong Seng(7)(10)	30,500	*
Zhao Hui Feng(7)(9)	14,000	*

All directors and executive officers as a group (7 persons)	14,845,896	58.02%

Qinrui Ltd. (2)	4,976,000	19.45%
Qinhui Ltd. (3)	4,999,996	19.54%

5% or greater beneficial owners as a group	9,975,996	38.99%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.

(2)	A British Virgin Islands corporation with the mailing address of c/o Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG 1110, British Virgin Islands, with Xiao Feng Yang as its sole shareholder. As such, Mr. Yang is deemed to be the owner of all shares of the Company held by this entity. Also includes the vested portion of the restricted stock granted dated as of July 12, 2018. The total grant of 220,823 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant. Represents vested portion of the restricted stock granted dated as of May 6, 2020. The total grant of 250,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of November 6, 2020. The total grant of 80,000 common shares and 30% vests immediately on the grant date of award, the rest 70% vests on May 6, 2021. Represents vested portion of the restricted stock granted dated as of May 7, 2021. The total grant of 20,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 50,000 common shares and vest immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of January 31, 2022. The total grant of 270,000 common shares and vest immediately on the grant date of award. From September 24, 2021 to September 24, 2022, a total of 220,823 shares were disposed of in various occasions, resulting in the net increased holding of 49,177 shares. Represents vested portion of the restricted stock granted dated as of November 14, 2022. The total grant of 50,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 16, 2023. The total grant of 75,000 common shares vests in whole immediately on the grant date of award.

(3)	A British Virgin Islands corporation with the mailing address of c/o Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG 1110, British Virgin Islands, with Raymond Ming Hui Lin as its sole shareholder. As such, Mr. Lin is deemed to be the owner of all shares of the Company held by this entity. Also includes the vested portion of the restricted stock granted dated as of July 12, 2018. The total grant of 220,823 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant. Represents vested portion of the restricted stock granted dated as of May 6, 2020. The total grant of 250,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of November 6, 2020. The total grant of 80,000 common shares and 30% vests immediately on the grant date of award, the rest 70% vests on May 6, 2021. Represents vested portion of the restricted stock granted dated as of May 7, 2021. The total grant of 520,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 350,000 common shares and 50,000 vest immediately on the grant date of award, the rest will vest on May 23, 2022. Represents vested portion of the restricted stock granted dated as of January 31, 2022. The total grant of 517,000 common shares and vest immediately on the grant date of award. From September 24, 2021 to September 24, 2022, a total of 100,211 shares were disposed of in various occasions, resulting in the net increased holding of 716,789 shares. Represents vested portion of the restricted stock granted dated as of November 14, 2022. The total grant of 325,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 16, 2023. The total grant of 530,000 common shares vests in whole immediately on the grant date of award.

(4)	Represents 17,793 shares, which she purchased prior to the Company’s IPO, and the vested portion of the restricted stock granted dated as of May 6, 2020. The total grant of 50,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of June, 24, 2020. The total grant of 12,000 common shares vested in whole on November 1, 2020. Represents vested portion of the restricted stock granted dated as of November 6, 2020. The total grant of 50,000 common shares and 30% vests immediately on the grant date of award, the rest 70% vests on May 6, 2021. Represents vested portion of the restricted stock granted dated as of May 7, 2021. The total grant of 20,000 common shares vests in whole immediately on the grant date of award. The total grant of 12,000 common shares vested in whole on November 1, 2021. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 100,000 common shares and vest on May 23, 2022. Represents vested portion of the restricted stock granted dated as of January 31, 2022. The total grant of 100,000 common shares and vest immediately on the grant date of award. From September 24, 2021 to September 24, 2022, a total of 31,120 shares were disposed of in various occasions, resulting in the net increased holding of 180,880 shares. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 48,000 common shares and 12,000 vest on November 1, 2022. Represents vested portion of the restricted stock granted dated as of November 14, 2022. The total grant of 150,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 16, 2023. The total grant of 250,000 common shares vests in whole immediately on the grant date of award. From September 24, 2022 to September 24, 2023, a total of 28,738 shares were disposed of in various occasions, resulting in the net increased holding of 383,262 shares.

(5)	Represents vested portion of the restricted stock granted dated as of July 12, 2018. The total grant of 3,000 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant. Represents vested portion of the restricted stock granted dated as of November 6, 2020. The total grant of 3,000 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant. Represents vested portion of the restricted stock granted dated as of May 7, 2021. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of January 31, 2022. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of November 14, 2022. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 16, 2023. The total grant of 3,000 common shares vests in whole immediately on the grant date of award.

(6)	Executive officer.

(7)	Director.

(8)	The total grant of 12,000 common shares vests in one year after the date of award. Represents vested portion of the restricted stock granted dated as of May 6, 2020. The total grant of 100,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of June, 24, 2020. The total grant of 12,000 common shares vested in whole on June 11, 2021. Represents vested portion of the restricted stock granted dated as of November 6, 2020. The total grant of 150,000 common shares and 30% vests immediately on the grant date of award, the rest 70% vests on May 6, 2021. Represents vested portion of the restricted stock granted dated as of May 7, 2021. The total grant of 12,000 common shares vested in whole on June 11, 2022. Represents vested portion of the restricted stock granted dated as of November 6, 2020. The total grant of 150,000 common shares and 30% vests immediately on the grant date of award, the rest 70% vests on May 6, 2021. Represents vested portion of the restricted stock granted dated as of May 7, 2021. The total grant of 20,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 150,000 common shares and vest on May 23, 2022. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 76,000 common shares and 10,000 vest on June 11, 2022. Represents vested portion of the restricted stock granted dated as of January 31, 2022. The total grant of 150,000 common shares vests in whole immediately on the grant date of award. From September 24, 2021 to September 24, 2022, a total of 22,671 shares were disposed of in various occasions, resulting in the net increased holding of 299,329 shares. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 76,000 common shares and 22,000 vest on June 11, 2022. Represents vested portion of the restricted stock granted dated as of November 14, 2022. The total grant of 100,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 16, 2023. The total grant of 150,000 common shares vests in whole immediately on the grant date of award. From September 24, 2022 to September 24, 2023, a total of 12,725 shares were acquired from the market.

(9)	Represents vested portion of the restricted stock granted dated as of November 6, 2020. The total grant of 3,000 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant. Represents vested portion of the restricted stock granted dated as of May 7, 2021. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of January 31, 2022. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of November 14, 2022. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 16, 2023. The total grant of 3,000 common shares vests in whole immediately on the grant date of award.

(10)	Represents vested portion of the restricted stock granted dated as of November 6, 2020. The total grant of 3,000 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant. Represents vested portion of the restricted stock granted dated as of May 7, 2021. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of January 31, 2022. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. From March 10, 2021 to April 1, 2022 a total of 16,500 shares were acquired from the market. Represents vested portion of the restricted stock granted dated as of November 14, 2022. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 16, 2023. The total grant of 3,000 common shares vests in whole immediately on the grant date of award.

As of September 24, 2023, there were nine holders of record entered in our share register, of which no holders were U.S. residents. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B.	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Company in 2023 and 2022 consisted of:

Related Party	Relationship with the Company
Xiao Feng Yang	Chairman of the Board
Raymond Ming Hui Lin	CEO of the Company
EMIT	Equity investee of the Company
Beijing Bright Technology Co., Ltd (“Beijing Bright”)	Noncontrolling interest shareholder of JAJI China
UniDev	Equity investee of the Company
Fuson Group Limited (“Fuson”)	Equity investee of the Company
MCT	Noncontrolling interest shareholder of MSCT

(a)	Related party balances

	As of June 30,
	2023	2022
Due from related parties:
UniDev	$201,908	$44,341
Fuson	189,363	3,887
EMIT	-	226,421
Beijing Bright	-	102,993
Total	$391,271	$377,642

Due from related parties mainly represents loan provided to UniDey and Fuson and unreceived IT service fee from Fuson.

	As of June 30,
	2023	2022
Due to related parties:
UniDev	$19,445	$33,727
MCT	5,444	5,541
EMIT	-	27,616
Total	$24,889	$66,884

Due to related parties mainly represents the unpaid consulting service fee to UniDev and unpaid administrative fee to MCT.

(b)	Related party transactions

		For the year ended,
		2023	2022	2021
a)	Consulting services provided to the related parties

	UniDev	$-	$46,008	$-
	EMIT	158	6,016	-
	Fuson	57,418	-	-
	CLPS Lihong	-	-	269,472
	Total	$57,576	$52,024	$269,472

b)	Services provided by the related parties
	EMIT	$221,584	$157,762	$758,976
	UniDev	269,966	34,995	-
	Beijing Bright	99,208	142,487	604,033
	Total	$590,758	$335,244	$1,363,009

c)	Loans provided to the related parties
	UniDev	$143,810	$-	$-
	Fuson	130,402	-	-
	EMIT	-	83,651	151,783
	Total	$274,212	$83,651	$151,783
d)	Repayment of loans from the related parties
	EMIT	$204,211	$15,491	$-
	Total	$204,211	$15,491	$-
e)	Interest income received from the related parties
	UniDev	$6,342	$-	$-
	Fuson	1,518	-	-
	EMIT	3,704	9,260	-
	Total	$11,564	$9,260	$-
f)	Rental income from the related party
	Fuson	$10,718	$3,587	$-

C.	Interests of Experts and Counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

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

The following table sets forth, for the calendar months indicated and through June 30, 2023, the monthly high and low sale prices for our shares, as reported on NASDAQ Stock Market. The closing price for the Company’s securities on October 13, 2023 was $0.96 per share.

	Shares
	High	Low

Monthly Highs and Lows
June 2023	$1.38	$1.18
July 2023	$1.25	$1.02
August 2023	$1.12	$0.96
September 2023	$1.61	$1.32

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

F. Dividends and paying agents

Not required.

G. Statement by experts

Not required.

H. Documents on display

Documents concerning us that are referred to in this document may be inspected at c/o Unit 1000, 10th Floor, Millennium City III, 370 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR. In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB appreciated by 8.6% in fiscal 2021, and depreciated by 3.7% in fiscal 2022, and depreciated by 8.3% in fiscal 2023, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

On February 28, 2021, the Company entered into a securities purchase agreement (“SPA”) with certain accredited investors. According to the SPA, the Company agreed to sell 2,666,666 shares of the Company’s common stock and issue unregistered warrants to purchase up to an additional 2,666,666 shares of common stock in the concurrent private placement transaction (the transaction). On March 3, 2021, the Company issued 2,666,666 common shares at US$6.00 per share to those investors, with a par value of $0.0001 per share, and issued 2,666,666 warrants, generating total gross proceeds of $15,999,996. Net proceeds from the transaction after issuance cost of $1,317,119 were $14,682,877 which was allocated to common shares and warrants issued on their relative fair value basis of $11,131,829 and $3,551,048, respectively. All 2,666,666 warrants are currently outstanding and will automatically expire on March 2, 2026 if not being exercised already. The terms of the warrant agreement are provided as exhibit 10.17 hereto in Item 19.

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

Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded as of June 30, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2023. In making this assessment, management used the framework set forth in the report Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of June 30, 2023.

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

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended June 30, 2023, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services billed by Ernst & Young Hua Ming LLP for the period indicated:

	June 30, 2023	June 30, 2022
	USD’000	USD’000
Audit Fees	$454	$474
Audit Related Fees	7	5
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$461	$479

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

No purchase of our securities was made by us or our affiliates in 2023.

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

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

CLPS INCORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023, 2022 AND 2021

CLPS INCORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of CLPS Incorporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CLPS Incorporation (the “Company”) as of June 30, 2023 and 2022, the related consolidated statements of comprehensive (loss)/income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for leases using a modified retrospective approach in the year ended June 30, 2023.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. We determined that there are no critical audit matters.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2018.

Shanghai, the People’s Republic of China

October 18, 2023

CLPS INCORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars (“$”), except for number of shares)

		As of June 30,
	Notes	2023	2022

ASSETS
Current assets:
Cash and cash equivalents		$22,214,029	$18,396,987
Restricted cash		87,604	-
Accounts receivable, net	4	48,515,467	53,769,887
Prepayments, deposits and other assets, net	5	1,665,736	4,215,414
Amounts due from related parties	13	391,271	377,642
Total Current Assets		$72,874,107	$76,759,930

Non-current assets:
Property and equipment, net	6、21	20,112,305	20,601,098
Intangible assets, net	7	726,175	970,044
Goodwill	8	-	2,363,841
Operating lease right-of-use assets	9	815,324	-
Long-term investments	10	456,598	610,386
Prepayments, deposits and other assets, net	5	252,656	248,456
Deferred tax assets, net	14	81,899	327,040
Total Assets		$95,319,064	$101,880,795

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loans	11	$10,554,617	$14,474,363
Accounts payable		690,035	343,597
Accrued expenses and other current liabilities		324,021	352,402
Tax payables	14	2,503,375	2,355,066
Contract liabilities		918,470	587,140
Salaries and benefits payable	12	10,586,239	12,203,933
Operating lease liabilities	9	712,302	-
Amounts due to related parties	13	24,889	66,884
Total current liabilities		$26,313,948	$30,383,385

Non-current liabilities:
Operating lease liabilities	9	104,114	-
Deferred tax liabilities	14	185,382	150,547
Unrecognized tax benefit	14	2,320,918	2,587,194
Other non-current liabilities		885,901	959,069
Total Liabilities		$29,810,263	$34,080,195

CLPS INCORPORATION

CONSOLIDATED BALANCE SHEETS - continued

(Amounts in U.S. dollars (“$”), except for number of shares)

		As of June 30,
	Notes	2023	2022
Commitments and Contingencies	15

Shareholders’ Equity:
Common stock, $0.0001 par value, 100,000,000 shares authorized; 23,650,122 shares issued and outstanding as of June 30, 2023; 22,444,822 shares issued and outstanding as of June 30, 2022	19	2,365	2,244
Additional paid-in capital	19	58,183,383	55,705,209
Statutory reserves	19	5,356,828	5,071,876
Retained earnings		5,029,021	6,323,792
Accumulated other comprehensive loss	19	(3,990,594)	(550,248)
Total CLPS Incorporation’s Shareholders’ Equity		64,581,003	66,552,873

Noncontrolling interests	20	927,798	1,247,727

Total Shareholders’ Equity		65,508,801	67,800,600

Total Liabilities and Shareholders’ Equity		$95,319,064	$101,880,795

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in U.S. dollars (“$”), except for number of shares)

		For the years ended June 30,
	Notes	2023	2022	2021

Revenue from third parties		$150,298,963	$151,970,357	$125,792,221
Revenue from related parties	13	57,576	52,024	269,472
Total revenue	21	150,356,539	152,022,381	126,061,693

Cost of revenue from third parties		(115,827,597)	(110,989,394)	(85,664,401)
Cost of revenue from related parties		(47,212)	(43,951)	(226,356)
Total cost of revenue		(115,874,809)	(111,033,345)	(85,890,757)

Gross profit		34,481,730	40,989,036	40,170,936

Operating income (expenses):
Selling and marketing expenses		(3,300,555)	(4,103,066)	(3,753,236)
Research and development expenses		(8,336,999)	(7,971,145)	(13,337,913)
General and administrative expenses		(21,641,317)	(23,045,664)	(16,784,688)
Impairment of goodwill		(2,382,538)	-	-
Subsidies and other operating income		1,256,070	1,536,394	2,080,087
Total operating expenses		(34,405,339)	(33,583,481)	(31,795,750)
Income from operations		76,391	7,405,555	8,375,186
Other income		1,123,612	854,250	296,319
Other expenses		(430,357)	(575,605)	(351,045)

Income before income tax and share of income in equity investees		769,646	7,684,200	8,320,460
Provision for income taxes	14	674,344	3,045,992	1,257,124
Income before share of income in equity investees		95,302	4,638,208	7,063,336
Share of income (loss) in equity investees, net of tax		70,263	(50,297)	(44,121)
Net income		165,565	4,587,911	7,019,215
Less: net (loss) income attributable to noncontrolling interest		(26,964)	132,483	202,643
Net income attributable to CLPS Incorporation's shareholders		$192,529	$4,455,428	$6,816,572

Other comprehensive (loss) income
Foreign currency translation (loss) income		$(3,532,507)	$(1,828,542)	$2,695,223
Less: foreign currency translation (loss) income attributable to noncontrolling interests		(92,161)	(48,211)	102,475
Other comprehensive (loss) income attributable to CLPS Incorporation’s shareholders		$(3,440,346)	$(1,780,331)	$2,592,748

Comprehensive (loss) income attributable to CLPS Incorporation's shareholders		$(3,247,817)	$2,675,097	$9,409,320
Comprehensive (loss) income attributable to noncontrolling interests		(119,125)	84,272	305,118
Comprehensive (loss) income		$(3,366,942)	$2,759,369	$9,714,438
Basic earnings per common share	16	$0.01	$0.21	$0.39
Weighted average number of share outstanding – basic		23,153,976	20,924,683	17,279,443
Diluted earnings per common share	16	$0.01	$0.21	$0.39
Weighted average number of share outstanding – diluted		23,153,976	21,057,063	17,569,440

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in U.S. dollars (“$”), except for number of shares)

						Retained	Accumulated
				Additional		Earnings	Other
		Common Share		Paid-in	Statutory	(Accumulated	Comprehensive	Noncontrolling
	Notes	Shares	Amount	Capital	Surplus	Deficits)	Income (Loss)	Interests	Total
Balance at June 30, 2020		15,930,330	1,593	28,586,048	2,803,811	(2,680,143)	(1,362,665)	1,268,716	28,617,360
Net Income for the year		-	-	-	-	6,816,572	-	202,643	7,019,215
Appropriation of statutory reserve		-	-	-	1,410,264	(1,410,264)	-	-	-
Foreign currency translation loss		-	-	-	-	-	2,592,748	102,475	2,695,223
Purchase of subsidiaries’ shares from noncontrolling interests	20	62,622	6	3,274	-	-	-	(458,826)	(455,546)
Disposal of subsidiaries		-	-	-	-	-	-	(34,116)	(34,116)
Stock-based compensation	18	-	-	5,128,696	-	-	-	-	5,128,696
Exercise of share options and vesting of restricted shares	18	1,568,392	157	116,073	-	-	-	-	116,230
Exercise of warrants	17	65,542	6	(6)	-	-	-	-	-
Issuance of common shares from private placement	19	2,666,666	267	11,131,562	-	-	-	-	11,131,829
Warrants issued in connection with private placement	19	-	-	3,551,048	-	-	-	-	3,551,048
Noncontrolling interests through an acquisition	3	-	-	-	-	-	-	(5,107)	(5,107)
Dividends paid to noncontrolling interests		-	-	-	-	-	-	(34,137)	(34,137)
Balance at June 30, 2021		20,293,552	2,029	48,516,695	4,214,075	2,726,165	1,230,083	1,041,648	57,730,695
Net Income for the year		-	-	-	-	4,455,428	-	132,483	4,587,911
Appropriation of statutory reserve		-	-	-	857,801	(857,801)	-	-	-
Foreign currency translation loss		-	-	-	-	-	(1,780,331)	(48,211)	(1,828,542)
Stock-based compensation	18	-	-	7,184,862	-	-	-	-	7,184,862
Surrender of shares		(220,823)	(22)	22	-	-	-	-	-
Exercise of share options and vesting of restricted shares	18	2,372,093	237	3,630	-	-	-	-	3,867
Noncontrolling interests through an acquisition	3	-	-	-	-	-	-	121,807	121,807
Balance at June 30, 2022		22,444,822	2,244	55,705,209	5,071,876	6,323,792	(550,248)	1,247,727	67,800,600
Cumulative effect of adoption of ASU 2016-13		-	-	-	-	(26,664)	-	-	(26,664)
Net Income for the year		-	-	-	-	192,529	-	(26,964)	165,565
Appropriation of statutory reserve		-	-	-	284,952	(284,952)	-	-	-
Foreign currency translation loss		-	-	-	-	-	(3,440,346)	(92,161)	(3,532,507)
Disposal of a subsidiary		-	-	-	-	-	-	6,283	6,283
Stock-based compensation	18	-	-	2,478,295	-	-	-	-	2,478,295
Exercise of share options and vesting of restricted shares	18	1,205,300	121	(121)	-	-	-	-	-
Noncontrolling interests through an acquisition	3	-	-	-	-	-	-	-	-
Dividends paid to noncontrolling interests		-	-	-	-	-	-	(207,087)	(207,087)
Dividends paid to shareholders		-	-	-	-	(1,175,684)	-	-	(1,175,684)
Balance at June 30, 2023		23,650,122	2,365	58,183,383	5,356,828	5,029,021	(3,990,594)	927,798	65,508,801

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the years ended June 30,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$165,565	$4,587,911	$7,019,215
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share-based compensation	2,478,295	7,184,862	5,128,696
Depreciation and amortization	1,219,812	912,248	677,241
Deferred tax expenses (benefits)	264,027	245,830	(413,609)
Lease expense to reduce operating lease right-of -use assets	1,070,385	-	-
Loss/(gain) on disposal of a long-term investment	-	(138,479)	-
Share of (income) loss in equity investees, net of tax	(70,263)	50,297	44,121
Loss/(gain) on disposal of subsidiaries	38,674	-	(9,022)
(Reversal of) provision for doubtful accounts	(10,525)	(178,010)	197,740
Loss from disposal of property and equipment	-	19,188	26,399
Impairment of long-term investments	85,326	102,155	-
Impairment of goodwill	2,382,538	-	-
Others	(258,262)	-	25,615
Changes in assets and liabilities:
Accounts receivable	454,071	(12,317,416)	(16,712,597)
Prepayment, deposits and other assets	3,457,373	(123,268)	(728,562)
Prepaid income tax	-	-	15,780
Amounts due from related parties	27,836	222,553	(224,429)
Accounts payable	346,438	(215,853)	363,697
Accrued expenses and other current liabilities	3,850	106,994	(18,349)
Contract liabilities	331,330	260,228	(378,628)
Tax payables	148,309	640,057	279,413
Amounts due to related parties	(291,087)	(115,260)	183,148
Salaries and benefits payable	(769,939)	174,100	309,914
Operating lease liabilities	(1,101,526)	-	-
Unrecognized tax benefit	(266,276)	1,782,752	1,604,444
Net cash provided by (used in) operating activities	9,705,951	3,200,889	(2,609,773)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(519,282)	(20,750,110)	(1,072,389)
Proceeds from disposal of property and equipment	158,365	552	-
Acquisition of intangible assets	-	(9,076)	(6,521)
Payments for business acquisitions, net of cash acquired from acquisitions	-	-	(304,476)
Acquisition of long-term investments	-	(409,625)	(331,036)
Disposition of long-term investments	111,066	786,427	-
Disposition of subsidiaries	13,806	-	(191,839)
Maturities of short-term investments	14,130,000	-	-
Purchases of short-term investments	(14,130,000)	-	-
Maturities (purchases) of short-term investments, net	-	4,159,309	(3,375,521)
Repayments from a related party	204,211	15,491	-
Loans provided to a third party	-	-	(185,906)
Loans provided to a related party	(274,212)	(83,651)	(151,783)
Net cash used in investing activities	(306,046)	(16,290,683)	(5,619,471)

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the years ended June 30,
	2023	2022	2021
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	23,388,911	21,955,625	13,301,775
Repayments of short-term bank loans	(26,325,471)	(14,484,851)	(8,270,611)
Capital contributions from private placement and warrants, net of issuance costs	-	-	14,682,877
Proceeds from exercise of options	-	3,867	116,230
Purchase of noncontrolling interests	-	-	(455,546)
Dividends paid to shareholders	(1,175,684)	-	-
Dividends paid to noncontrolling interests	(207,087)	-	(34,137)
Net cash (used in) provided by financing activities	(4,319,331)	7,474,641	19,340,588

Effect of exchange rate changes on cash	(1,175,928)	(727,242)	975,918

Net increase (decrease) in cash	3,904,646	(6,342,395)	12,087,262
Cash and cash equivalents and restricted cash at the beginning of the year	$18,396,987	$24,739,382	$12,652,120

Cash, cash equivalents and restricted cash at the end of the year	$22,301,633	$18,396,987	$24,739,382

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$1,619,792	$676,179	$1,746,327
Interest paid	$365,893	$342,144	$154,516
Reconciliation of cash, cash equivalents and restricted cash:	-	-	-
Cash and cash equivalents	$22,214,029	$18,396,987	$24,739,382
Restricted cash	87,604	-	-
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$22,301,633	$18,396,987	$24,739,382

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

Details of the significant subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation/ Acquisition	Place of Incorporation	Percentage of Equity Ownership	Principal Activities
Qiner Co., Limited (“Qiner”)	Incorporated on April 21, 2017	Hong Kong, China	100%	Holding Company
Qinheng Co., Limited (“Qinheng”)	Incorporated on June 9, 2017	Hong Kong, China	100%	Holding Company
Shanghai Qincheng Information Technology Co., Ltd. (“CLPS QC” or “WOFE”)	Incorporated on August 4, 2017	Shanghai, China	100%	Holding Company
Shanghai Chenqin Information Technology Services Co., Ltd.	Incorporated on May 31, 2021	Shanghai, China	100%	Holding Company
ChinaLink Professional Service Co., Ltd. (“CLPS Shanghai”)	Incorporated on August 30, 2005	Shanghai, China	100%	Software development
CLPS Dalian Co., Ltd. (“CLPS Dalian”)	Incorporated on May 25, 2011	Dalian, China	100%	Software development
CLPS Beijing Hengtong Co., Ltd. (“CLPS Beijing”)	Incorporated on March 30, 2015	Beijing, China	100%	Software development
CLPS Technology (Singapore) Pte. Ltd. (“CLPS SG”)	Incorporated on August 18, 2015	Singapore	100%	Software development
Ridik Technology (Australia) Pty Ltd. (“Ridik AU”)	Incorporated on November 10, 2015	Australia	100%	Software development
CLPS Technology (Hong Kong) Co., Limited (“CLPS Hong Kong”)	Incorporated on January 7, 2016	Hong Kong, China	100%	Software development
JAJI (Shanghai) Co., Ltd (“JAJI China”, formerly, Judge (Shanghai) Co., Ltd.)	Acquired on November 9, 2016	Shanghai, China	60%	Software development
CLPS Shenzhen Co., Ltd. (“CLPS Shenzhen”)	Incorporated on April 7, 2017	Shenzhen, China	100%	Software development
CLPS Guangzhou Co., Ltd. (“CLPS Guangzhou”)	Incorporated on September 27, 2017	Guangzhou, China	100%	Software development

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS - continued

Name of Entity	Date of Incorporation/ Acquisition	Place of Incorporation	Percentage of Equity Ownership	Principal Activities
CLPS Hangzhou Co. Ltd. (“CLPS Hangzhou”)	Incorporated on July 31, 2019	Hangzhou, China	100%	Software development
Ridik Pte. Ltd. (“Ridik Pte.”)	Acquired on September 26, 2019	Singapore	100%	Software development
Ridik Software Solutions Pte. Ltd. (“Ridik Software Pte.”)	Acquired on September 26, 2019	Singapore	100%	Software development
Qinson Credit Card Services Limited (“Qinson”)	Incorporated on December 31, 2019	Hong Kong, China	100%	Software development
CLPS Technology (California) Inc. (“CLPS California”)	Incorporated on January 2, 2020	California, the United States of America	100%	Software development
Hainan Qincheng Software Technology Co., Ltd.	Incorporated On January 20, 2021	Hainan, China	100%	Software development
CLPS Xi’an Co., Ltd.	Incorporated On April 15, 2021	Xi’an, China	100%	Software development

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

 Comparatives

Certain prior period amounts have been reclassified to conform to the current period presentation.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates and assumptions

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, allowance for doubtful accounts arising from expected credit losses, useful lives of property and equipment and intangible assets, goodwill impairment, the impairment of long-lived assets and long-term investments, purchase price allocation and fair value of noncontrolling interests for business combinations and asset acquisition, provision for accrued expenses and other current liabilities, valuation allowance of deferred tax assets, provision for uncertain tax positions, incremental borrowing rates for operating lease liabilities, fair value measurements of equity investments without readily determinable fair values, fair value of warrants and fair value of and estimated forfeitures for share-based compensation. Actual results could differ from those estimates.

Short-term investments

Short-term investments represent highly liquid investments in wealth management products placed with certain financial institutions. The principal amounts of these products are not guaranteed. The Company classifies these wealth management products as “trading” as they are bought and held principally for the purpose of selling them in the near term. Dividend and interest income are included in earnings. Any realized gains or losses on the sale of the short-term investments, are determined on a specific identification method, and realized and unrealized gains and losses and interest income from the investments are recorded in “Other income” in the Consolidated Statements of Comprehensive (loss) / income.

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

Adoption of ASU 2016-13

On July 1, 2022, the Group adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Group changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets. The adoption of the guidance resulted in a cumulative-effect adjustment to decrease the opening balance of retained earnings on July 1, 2022 by US$26,664 including the allowance for credit losses for accounts receivables, contract assets and other financial assets carried at amortized cost which are insignificant.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Accounts receivable and allowance for doubtful accounts

Prior to the Company’s adoption of ASU 2016-13, accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded in the period when loss is probable. The Company determines the adequacy of a reserve for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company regularly reviews the adequacy and appropriateness of the allowance for doubtful accounts.

After the adoption of ASU 2016-13, The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and contract assets and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of comprehensive (loss) /income. The Company assesses collectability by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments

The Company’s long-term investments consist of equity-method investments and equity investments without readily determinable fair values.

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Topic 323, Investments-Equity Method and Joint Ventures (“ASC 323”). The share of earnings or losses of the investee are recognized in the consolidated statements of comprehensive(loss)/ income. Equity method adjustments include the Company’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Company’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. The Company assesses its equity investment for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information. Any gain or loss from the disposition of the equity method investments is included in the consolidated statements of comprehensive(loss)/ income equal to difference between the proceeds the Company receives and the carrying amounts of the investment disposed.

For equity investments without readily determinable fair values, the Company elects to use the measurement alternative in accordance with ASC Topic 321, Investments-Equity securities (“ASC 321”) to measure such investments at cost minus impairment adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer as of the date that the observable transaction occurred. These investments are measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive(loss)/ income equal to the amount by which the carrying value exceeds the fair value of the investment. For the years ended June 30, 2023, 2022 and 2021, no such investment was remeasured and accordingly no unrealized gains (losses) was recognized.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Business combination

The Company accounts for all business combinations under the purchase method of accounting in accordance with ASC Topic 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to net assets including separately identifiable assets and liabilities the Company acquired, based on their estimated fair value. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of the cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in the consolidated statements of comprehensive(loss)/ income. The Company adopted Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 802): Clarifying the Definition of a Business, in determining whether it has acquired a business from July 1, 2019 on a prospective basis and there was no material impact on the consolidated financial statements.

The determination and allocation of fair values to the identifiable net assets acquired, liabilities assumed and noncontrolling interest is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the acquiree’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted cash flows over that period. Acquisition-related costs are recognized as general and administrative expenses in the consolidated statements of comprehensive(loss)/ income as incurred. Although the Company believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Noncontrolling interests

The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the face of the consolidated statements of comprehensive (loss)/ income as an allocation of the total income or loss for the year between noncontrolling interest holders and the shareholders of the Company.

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

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is charged to the statements of comprehensive (loss)/ income.

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill

Goodwill represents the excess of the consideration over the fair value of the net assets acquired at the date of acquisition. Goodwill is not amortized but rather tested for impairment at least annually at the reporting unit level by applying a fair-value based test in accordance with accounting and disclosure requirements for goodwill. This test is performed by management annually or more frequently if the Company believes impairment indicators are present. The Company had only one reporting unit (that also represented the Company’s single operating segment) as of June 30, 2023 and 2022. Goodwill was allocated 100% to the single reporting unit as of June 30, 2023 and 2022. The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20, Intangibles - Goodwill and Other. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

In performing quantitative impairment test, the Company compares the carrying amount of the reporting unit to the fair value of the reporting unit based on estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, an impairment loss shall be recognized in an amount equal to that excess.

Impairment loss of US$ 2,382,538, nil, nil was provided for the years ended June 30, 2023, 2022 and 2021, respectively.

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

No impairment loss was provided for the years ended June 30, 2023, 2022 and 2021.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

The Company accounts for revenue recognition in accordance with ASC Topic 606, Revenue from contracts with Customers (“ASC 606”). The Company provides a comprehensive range of IT consulting services, customized IT solution services and other service, which primarily are on a time-and-expense basis, or fixed-price basis. Revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those services.

IT consulting services

IT consulting services are time-and-expense basis contracts. The series of IT consulting services are substantially the same from day to day, and each day of the service is considered to be distinct and separately identifiable as it benefits the customer daily. Further, the uncertainty related to the service consideration is resolved on a daily basis as the Company satisfies its obligation to perform IT service daily with enforceable right to payment for performance completed to date. Thus, revenue is recognized as service is performed and the customer simultaneously receives and consumes the benefits from the service daily.

Customized IT solution service

Revenues from customized IT solution contracts require the Company to perform services for systems design, planning and integrating based on customers’ specific needs which requires significant production and customization. The required customization work period is generally less than one year. Upon delivery of the services, customer acceptance is generally required. In the same contract, the Company is generally required to provide post-contract customer support (“PCS’) for a period from three months to one year (“PCS period”) after the customized application is delivered. The type of service for PCS is stand-ready service on when-and-if-available basis.

There are two performance obligations identified in the customized IT solution contract: the delivery of customized IT solution service and the completion of the PCS. The transaction price is allocated between the two performance obligations based on the relative standalone selling price, estimated using the cost plus method.

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

The balances of contract assets arising from contracts with customers as of June 30, 2022 and 2023 were $1,461,411 and $691,025, respectively. The decrease in contract assets is mainly due to the decrease in revenue recognized from a customer. The balances of contract liabilities arising from contracts with customers as of June 30, 2022 and 2023 were $587,140 and $918,470, respectively. The increase in contractual liabilities is mainly due to the change of prepayment term of a customer. Revenue recognized in the year ended June 30, 2023 that was included in the contract liability balance at the beginning of the period was $560,256. This revenue was driven primarily by IT solution service performance obligations being satisfied.

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

The Company’s disaggregated revenue disclosures are presented in Note 21.

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

Government subsidies

Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Company also receives government subsidies related to government sponsored projects, and records such government subsidies as a liability when it is received. The Company recognizes the government subsidies in the consolidated statements of comprehensive (loss)/ income when there is reasonable assurance that the Company will receive the government grant and comply with the conditions attached to the grant to be received.

Leases

Before adopted ASU 2016-02, a lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. The Company records the total expenses on a straight-line basis over the lease term.

On July 1, 2022, the Group adopted ASU 2016-02, Leases (Topic 842), using the modified retrospective transition method and used an effective date of July 1, 2022 as the date of initial application. As a result, the comparative periods were not restated.

The Group has elected the package of practical expedients permitted which allows the Group not to reassess the following at adoption date: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02).

The Group determines whether an arrangement is or contains a lease at inception. The Group’s accounting policy effective on the adoption date of ASU 2016-02 is as follows:

Operating lease as Lessee

The Group classifies a lease as a financing lease when the lease meets any one of the following criteria at lease commencement:

a.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

b.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

c.	The lease term is for a major part of the remaining economic life of the underlying asset.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Leases (continued)

The Group classifies a lease as a financing lease when the lease meets any one of the following criteria at lease commencement (continued):

d.	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

e.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the Company at the end of the lease term.

When none of the criteria are met, the Group classifies a lease as an operating lease.

For operating leases, the Group records a lease liability and corresponding right-of-use (ROU) asset at lease commencement. Lease terms are based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that the Group will exercise the option. Lease liabilities represent the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement.

The Group estimates its incremental borrowing rate for its leases at the commencement date to determine the present value of future lease payments when the implicit rate is not readily determinable in the lease. In estimating its incremental borrowing rate, the Group considers its credit rating and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease.

Operating leases are presented as “Operating lease ROU assets” and “Operating lease liabilities”. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. At lease commencement, operating lease ROU assets represent the right to use underlying assets for their respective lease terms and are recognized at amounts equal to the lease liabilities adjusted for any lease payments made prior to the lease commencement date, less any lease incentives received and any initial direct costs incurred by the Group.

After lease commencement, operating lease liabilities are measured at the present value of the remaining lease payments using the discount rate determined at lease commencement. Operating lease ROU assets are measured at the amount of the lease liabilities and further adjusted for prepaid or accrued lease payments, the remaining balance of any lease incentives received, unamortized initial direct costs and impairment of the ROU assets, if any. Operating lease expense is recognized as a single cost on a straight-line basis over the lease term.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Leases (continued)

The cumulative effect of the changes made to the Group’s consolidated balance sheet as of July 1, 2022 for the adoption of ASU 2016-02 is as follows:

	Balance as of	Adjustments due to	Balance as of
	June 30,	the adoption of	July 1,
	2022	ASU 2016-02	2022
	US$	US$	US$

Assets:
Prepayments and other current assets	4,215,414	(1,000)	4,214,414
Operating lease ROU assets	-	1,607,044	1,607,044
Liabilities:
Operating lease liabilities (current)	-	928,675	928,675
Operating lease liabilities (non-current)	-	710,602	710,602
Accrued expenses and other liabilities	352,402	(33,233)	319,169

The impact of adopting ASU 2016-02 on the Group’s consolidated balance sheet as of June 30, 2023 are as follows:

			Effect of the
			adoption of
			ASU 2016-02
	As reported	Legacy GAAP	Higher/(lower)
	US$	US$	US$

Assets:
Operating lease ROU assets	815,324	-	815,324
Liabilities:
Operating lease liabilities (current)	712,302	-	712,302
Operating lease liabilities (non-current)	104,114	-	104,114
Accrued expenses and other liabilities	324,021	325,113	(1,092)

The adoption of the standard did not have significant impact to the Group’s consolidated statements of comprehensive loss or cash flows for the year ended June 30, 2023.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount is expensed as incurred. The expenses related to these plans were $6,180,287, $16,771,118 and $18,025,748 for the years ended June 30, 2021, 2022 and 2023, respectively.

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

The Company accounts for uncertainties in income taxes in accordance with ASC Topic 740, Income Taxes (“ASC 740”). An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the consolidated statements of comprehensive (loss)/ income in the period incurred. All of the tax returns of the Company’s subsidiaries in China remain subject to examination by the tax authorities for five years from the date of filing through year 2026, and the examination period was extended to 10 years for entities qualified as High and New Technology Enterprises (“HNTEs”) in 2018 and thereafter.

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

A change in the terms or conditions of share-based payment awards is accounted for as a modification of awards. The Company measures the incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified, based on the share price and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurred. For unvested awards, the Company recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

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

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates as set forth in the H.10 statistical release of the U.S. Federal Reserve Board prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet dates. Non-monetary items that are measured in terms of historical costs in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive(loss)/ income.

The Company’s financial statements are reported using US$. The financial statements of the Company’s subsidiaries whose functional currencies are not US$ are translated from the functional currency to the reporting currency. Assets and liabilities are translated at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as accumulated comprehensive income (loss) and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of comprehensive(loss)/ income.

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

There is no assets and liabilities measured on a recurring basis or disclosed at fair value as of June 30, 2023 and 2022.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value of financial instruments (continued)

For the years ended June 30, 2023 and 2022, there was no gain or loss recognized for the equity investments using the measurement alternative. As of June 30, 2023 and 2022, the Company had no financial assets and liabilities measured and recorded at fair value on a non-recurring basis.

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

Concentrations and risks

- Foreign currency risk

A majority of the transactions of the Company’s PRC subsidiaries are denominated in Renminbi (“RMB”) and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Remittances in currencies other than RMB by the Company in China must be processed through the People’s Bank of China (“PBOC”) or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The functional currency for the Company’s PRC subsidiaries is the RMB, and the financial statements are presented in U.S. dollars. The RMB appreciated by 8.6% in fiscal 2021, depreciated by 3.7% in fiscal 2022, and depreciated by 8.3% in fiscal 2023, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the majority of the Company’s assets, liabilities, revenues and costs are denominated in RMB.

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

- Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, account receivables, other assets, note receivables, and amounts due from related parties. As of June 30, 2023 and 2022, US$17,809,090 and US$14,787,554 of the Company’s cash and cash equivalents was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. As of June 30, 2023, the Company and its subsidiaries had US$17,809,090, US$1,289,130, US$13,543, US$2,832,122, US$ 90,180, US$32,368, US$34,921, US$120,953 and US$79,326 of cash and cash equivalents on deposit at financial institutions in mainland China, Singapore, Australia, Hong Kong, Malaysia, India, Japan, America and Philippines, respectively. As of June 30, 2022, the Company and its subsidiaries had US$14,787,554, US$2,034,692, US$6,800, US$1,195,402, US$6,799, US$4,007, US$75,322, US$24,583 and US$91,828 of cash and cash equivalents on deposit at financial institutions in mainland China, Singapore, Australia, Hong Kong, Malaysia, India, Japan, America and Philippines, respectively. The Company continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

The Company conducts credit evaluations on its customers and generally does not require collateral or other security from such customers. The Company periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

- Significant customers

The top two customers and their affiliates accounted for 21.4%, and 9.4%, respectively, of total revenues during the year ended June 30, 2023, 20.6%, and 12.2%, respectively, of total revenues during the year ended June 30, 2022. The top two customers and their affiliates accounted for 19.1%, and 11.9%, respectively, of total revenues during the year ended June 30, 2021. The top two customers accounted for 32.3%, and 4.1%, respectively, of the Company’s total accounts receivable balance as of June 30, 2023, 30.2%, and 9.3%, respectively, of the Company’s total accounts receivable balance as of June 30, 2022.

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

Amounts
Net assets acquired:
Cash and cash equivalents	$205,711
Intangible assets (Note 7)	151,168
Other current liabilities	(5,390)
Deferred tax liabilities	(23,971)
Noncontrolling interests	(121,807)
Total consideration	$205,711

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of June 30,
	2023	2022
Trade accounts receivable	$48,582,555	$53,896,259
Less: allowance for credit losses	(67,088)	(126,372)
Accounts receivable, net	$48,515,467	$53,769,887

The movement of the allowance for doubtful accounts is as follows:

	Fiscal Year
	2023	2022
Balance as of June 30, 2022	$126,372	$309,076
Adoption of ASU 2016-13	13,372	-
Provision for doubtful accounts	11,238	2,508
Recovery of doubtful accounts	(15,788)	(180,518)
Write off for doubtful account	(67,599)	-
Foreign currency translation adjustments	(507)	(4,694)
Balance as of June 30, 2023	$67,088	$126,372

NOTE 5 – PREPAYMENTS, DEPOSITS AND OTHER ASSETS, NET

Prepayments, deposits and other assets, net consisted of the following:

	As of June 30,
	2023	2022
Prepaid expenses*	$510,462	$928,025
Contract assets	691,025	1,461,411
Advances and deposits to suppliers*	155,179	728,238
Deferred contract costs	114,400	714,127
Note receivables	280,223	187,916
Advances to employees	100,090	6,865
Government subsidies	-	437,288
Prepaid VAT	74,329	-
Less: allowance for credit loss	(7,316)	-
Total	1,918,392	4,463,870
Less: non-current portion	(252,656)	(248,456)
Prepayments, deposits and other assets – current portion	$1,665,736	$4,215,414

*	Prepaid expenses, advances and deposits to suppliers primarily consists of advances and deposits to suppliers for purchasing goods or services that have not been received or provided.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 5 – PREPAYMENTS, DEPOSITS AND OTHER ASSETS, NET - continued

The movement of the allowance for doubtful accounts is as follows:

	Fiscal Year
	2023	2022
Balance as of June 30, 2022	$-	$-
Adoption of ASU 2016-13	13,292	-
Recovery of doubtful accounts	(5,976)	-
Balance as of June 30, 2023	$7,316	$-

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of June 30,
	2023	2022
Office building	$20,354,809	$20,198,454
Equipment	1,067,695	1,224,250
Office building related facility, machinery and equipment	182,503	225,773
Automobiles	37,421	118,472
Office Furniture	136,034	69,448
Leasehold improvements	772,210	667,785
Total	22,550,672	22,504,182
Less: accumulated depreciation	(2,438,367)	(1,903,084)
Property and equipment, net	$20,112,305	$20,601,098

Depreciation expense was $1,040,734, $709,836, and $404,063, for the years ended June 30, 2023, 2022 and 2021, respectively. No impairment loss was recognized for the years ended June 30, 2023, 2022 and 2021.

As of June 30, 2023, the office building with carrying amount of US$15,292,336 is mortgaged to secure financing credit facility of HKD 58,000,00 from Taipei Fubon Bank.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 7 – INTANGIBLE ASSETS, NET

As of June 30, 2023 and 2022, intangible assets, net consisted of the following:

	As of June 30,
	2023	2022
Customer relationship	$924,351	$1,021,509
Customer contracts	-	344,003
Software	222,982	228,853
Less: accumulated amortization	(421,158)	(624,321)
Intangible assets, net	$726,175	$970,044

During the year ended June 30, 2022, software of $150,468 was derived from the asset acquisition of MSCT with an estimated useful life of 10 years (Note 3).

The movement of intangible assets, net is as follow:

For the year ended June 30, 2023
Balance as of July 1, 2022	$970,044
Addition	-
Amortization	(179,078)
Disposal	(74,686)
Foreign currency translation adjustment	9,895
Balance as of June 30, 2023	$726,175

The amortization expenses were $179,078, $202,412 and $273,178 for the years ended June 30, 2023, 2022 and 2021. Estimated future amortization expenses are as follows:

Year ending June 30,	Amortization expense
2024	$121,050
2025	116,823
2026	109,954
2027	107,628
2028	107,493
2029 and after	163,227
Total	$726,175

No impairment losses were recognized for the years ended June 30, 2023, 2022 and 2021.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 8 – GOODWILL

The changes in the carrying amount of goodwill for the year ended June 30, 2023 were as follows:

For the year ended June 30, 2023
Balance as of July 1, 2022	$2,363,841
Impairment	(2,382,538)
Foreign currency translation adjustment	18,697
Balance as of June 30, 2023	$-

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

For the year ended June 30, 2023, the Company bypassed the qualitative assessment and performed a quantitative assessment of the goodwill for the reporting unit based on the requirements of ASC 350-20. The Company performed a quantitative assessment by estimating the fair value of the reporting unit based on market approach using multiples of comparable companies and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The fair value of the reporting unit is less than its carrying value and therefore, impairment loss of US$2,382,538 was recognized for the year ended June 30, 2023.

NOTE 9 – LEASE

The Group has operating leases as the lessee for certain offices.

The Group’s lease agreements include lease payments that are fixed, do not contain material residual value guarantees or variable lease payments. The leases have remaining lease terms of up to four years without option to extend the lease. The Group’s leases do not contain restrictions or covenants that restrict the Group from incurring other financial obligations. The Group’s lease agreements may contain lease and non-lease components. Non-lease components primarily include payments for property management fee. Consideration for lease and non-lease components are allocated on a relative standalone selling price basis.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 9 – LEASE- continued

Operating leases as Lessee- continued

The components of lease cost were as follows:

For the year ended June 30, 2023
Operating lease cost	$1,070,385

For the year ended June 30, 2023
Other information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$1,101,526
ROU assets obtained in exchange for new operating lease liabilities	815,324
Weighted-average remaining lease term (in years):
Operating leases	1.21
Weighted-average discount rate:
Operating leases	5.54%

For the year ended June 30, 2023, total operating lease costs of US$ 783,669,US$ 263,775, US $ 55,082  were recorded in general and administrative expenses, selling expenses and research and development expenses, respectively.

Total expenses under operating leases were US$ 942,606 and US$ 1,413,521 for the years ended June 30, 2021 and 2022, respectively.

Future minimum lease payments for operating leases as of June 30, 2023 are as follows:

Operating Leases
For the year ended June 30,2024	$733,982
For the year ended June 30,2025	105,063
Thereafter	-
Total minimum lease payments	839,045
Less: imputed interest	22,629
Total lease liability balance	$816,416

Minimum payments related to leases not yet commenced as of June 30, 2023	-

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 10 – LONG-TERM INVESTMENTS

	As of June 30,
	2023	2022
Equity investments without readily determinable fair values
Beijing UniDev Software Co., Ltd. (“UniDev”)	$232,924	$252,161
Shenzhen Huaqin Robotics Co., Ltd. (“Huaqin Robotics”)	-	149,296
Total equity investments without readily determinable fair values	232,924	401,457

Equity method investments
Fuson Group Limited (“Fuson”)	210,243	139,164
Shanghai Shier Information Technology Co., Ltd. (“Shier”)	13,431	69,765
Total equity method investments	223,674	208,929
	$456,598	$610,386

Equity investments without readily determinable fair values

The Company recognized an impairment loss of $32,744 for Huaqin Robotics for the year ended June 30, 2023 as “Other expenses” in the Consolidated Statements of Comprehensive (Loss)/Income. The investment was further disposed with no gains or losses recorded. There were no other downward adjustments (including impairment charges) or any upward adjustments recognized on equity investments without readily determinable fair value during any of the years presented

Equity method investments

On February 3, 2021, the Company purchased a 35% equity interest of Shier at a cash consideration of $83,228 (RMB 0.54 million).

On September 16, 2021, the Company purchased a 35.02% equity interest of Fuson at a cash consideration of $157,464 (HK$1.2 million).

The Company accounts for the investments in Shier and Fuson as equity method investments due to its significant influence over the entities.

The company recognized an impairment loss of $52,582 for Shier of for the year ended June 30, 2023 and an impairment loss of $102,155 of EMIT for the year ended June 30, 2022 as “Other expenses” in the Consolidated Statements of Comprehensive (Loss)/Income. No impairment loss was recorded for the year ended June 30, 2021.

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 11 – BANK LOANS

Outstanding balances of bank loans consisted of the following:

	As of June 30,
	2023	2022

Loan from Bank of Shanghai Pudong Development	$5,683,626	$7,040,738
Loan from China Merchants Bank	3,491,928	5,931,331
Loan from Bank of Communication	1,379,063	1,492,961
Loans from Development Bank of Singapore	-	9,333
Total bank loans	$10,554,617	$14,474,363
Less: Non-current portion	-	-
Short-term bank loans and long-term bank loans – current portion	$10,554,617	$14,474,363

Bank loans consisted of several bank loans denominated in RMB and SGD.

As of June 30, 2023, the Company had total financing credit facilities of RMB10,000,000 of which the unused amount was zero.

As of June 30, 2023, the Company had total financing credit facilities of RMB10,000,000 and HKD 58,000,000 of which the unused amount was HKD 58,000,000.

Interest expenses were $365,893, $447,187, and $156,749 for the years ended June 30, 2023, 2022 and 2021, respectively. The effective weighted average interest rates were 3.467%,  3.771% and 4.160% for the years ended June 30, 2023, 2022 and 2021, respectively.

As of June 30, 2023, all loan principal will be due within 1 year.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 12 – SALARIES AND BENEFITS PAYABLE

Full time employees of the Company located in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company accrued for these benefits based on certain percentages of the employees’ salaries. Salaries and benefits payable included $ 1,181,491 and $1,550,145 accrued employer portion of social benefits payable to local governments as of June 30, 2023 and 2022, respectively.

NOTE 13 – RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Company in 2023 and 2022 consisted of:

Related Party	Relationship with the Company
Xiao Feng Yang	Chairman of the Board
Raymond Ming Hui Lin	CEO of the Company
Economic Modeling Information Technology Co., Ltd. (“EMIT”)	Equity investee of the Company
Beijing Bright Technology Co., Ltd (“Beijing Bright”)	Noncontrolling interest shareholder of JAJI China
UniDev	Equity investee of the Company
Fuson Group Limited (“Fuson”)	Equity investee of the Company
MCT	Noncontrolling interest shareholder of MSCT

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 13 – RELATED PARTY TRANSACTIONS - continued

(a) Related party balances

The balances due from and due to related parties were as follows:

	As of June 30,
	2023	2022
Due from related parties:
UniDev	$201,908	$44,341
Fuson	189,363	3,887
EMIT	-	226,421
Beijing Bright	-	102,993
Total	$391,271	$377,642

Due from related parties mainly represents loan provided to UniDey and Fuson and unreceived IT service fee from Fuson.

	As of June 30,
	2023	2022
Due to related parties:
UniDev	$19,445	$33,727
MCT	5,444	5,541
EMIT	-	27,616
Total	$24,889	$66,884

Due to related parties mainly represents the unpaid consulting service fee to UniDev and unpaid administrative fee to MCT.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 13 – RELATED PARTY TRANSACTIONS - continued

(b)	Related party transactions

	For the year ended,
	2023	2022	2021
a) Consulting services provided to the related parties

UniDev	$-	$46,008	$-
EMIT	158	6,016	-
Fuson	57,418	-	-
CLPS Lihong	-	-	269,472
	$57,576	$52,024	$269,472

b) Services provided by the related parties
EMIT	$221,584	$157,762	$758,976
UniDev	269,966	34,995	-
Beijing Bright	99,208	142,487	604,033
	$590,758	$335,244	$1,363,009

c) Loans provided to the related parties
UniDev	$143,810	$-	$-
Fuson	130,402	-	-
EMIT	-	83,651	151,783
	$274,212	$83,651	$151,783
d) Repayment of loans from the related parties
EMIT	$204,211	$15,491	$-
	$204,211	$15,491	$-
e) Interest income received from the related parties
UniDev	$6,342	$-	$-
Fuson	1,518	-	-
EMIT	3,704	9,260	-
	$11,564	$9,260	$-
f) Rental income from the related party
Fuson	$10,718	$3,587	$-

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

Singapore

Subsidiaries in Singapore are subject to Singapore Corporate Income Tax rate at 17.0%, and foreign-derived income is exempted from income tax.

Mainland China

Under the Enterprise Income Tax (“EIT”) Law of PRC, enterprises are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and tax exemption may be granted if qualified. EIT Law grants a preferential tax rate to High and New Technology Enterprises (“HNTEs”). An enterprise qualified as HNTE and awarded with the “HNTE” certificate may enjoy a reduced EIT rate of 15%. CLPS Shanghai, the Company’s main operating subsidiary in PRC, was recognized as qualified HNTEs since 2013. Its latest qualified periods are for 2022 to 2024 and it enjoys a preferential tax rate of 15%. JAJI (Shanghai), the Company’s operating subsidiary in PRC, was recognized as qualified HNTEs since 2022. Its latest qualified periods are for 2022 to 2024 and it enjoys a preferential tax rate of 15%.

A qualified enterprise in encouraged industries registered in the Hainan Free Trade Port (“HFTP”) and engaged in substantive operations may enjoy a reduced EIT rate of 15%. CLPS Hainan, a Company’s subsidiary in the PRC, was recognized as a qualified enterprise engaged in encouraged industries registered in the Hainan Free Trade Port and engaged in substantive operations. It enjoys the reduced EIT rate of 15%.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 14 – TAXES - continued

Income (loss) before income taxes

	For the years ended June 30,
	2023	2022	2021
Mainland China	$4,350,067	$17,366,634	$14,814,221
Non- Mainland China	(3,580,421)	(9,682,434)	(6,493,761)
	$769,646	$7,684,200	$8,320,460

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended June 30,
	2023	2022	2021
PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of income tax rate difference in other jurisdictions	115.5%	25.8%	19.1%
Effect of tax rate changes on deferred taxes	7.9%	(0.3)%	(0.5)%
Effect of PRC preferential tax rate and tax relief	(28.5)%	(10.1)%	(5.3)%
Tax exempt income	(5.1)%	-	-
Research and development credits	(230.4)%	(18.0)%	(28.9)%
Business Insurance	13.7%	1.5%	1.3%
Late payment interest	42.5%	0.5%	0.6%
Withholding tax	9.1%	-	11.7%
Depreciation and Amortization	7.5%	0.4%	(0.2)%
Investment gain/loss	43.2%	(1.5)%	(0.1)%
Statutory income/expense	(6.1)%	(1.4)%	1.6%
Intercompany transfers	(24.7)%	10.8%	7.5%
Deferred tax	-	-	(0.3)%
Change in valuation allowances	43.3%	6.6%	(16.7)%
Goodwill Provision	69.0%	-	-
Others	5.8%	0.5%	0.3%
Effective tax rate	87.7%	39.8%	15.1%

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 14 – TAXES - continued

(a)	Corporate Income Taxes (“CIT”) (continued)

The provision (benefit) for income tax consists of the following:

	For the years ended June 30,
	2023	2022	2021
Current income tax	$410,317	$2,800,162	$1,670,733
Deferred income tax	264,027	245,830	(413,609)
Total provision for income tax expenses	$674,344	$3,045,992	$1,257,124

As of June 30, 2023, the Company had net operating loss carry forwards of approximately $1,950,947 from the Company’s PRC subsidiaries, which will expire between 2023 and 2028 if not utilized. As of June 30, 2023, the Company had net operating loss carry forwards of approximately $1,339,665, $262,813, $919,278, $270,086 and $41,493 from its operations in Singapore, Australia, Hong Kong, Japan and Philippines, respectively. The net operating losses in Singapore, Australia and Hong Kong will be carried forward indefinitely while the net operating losses in Japan and Philippines will be carried forward for 10 years and 5 years, respectively.

The significant components of the deferred tax assets and liabilities are as follows:

	As of June 30,
	2023	2022
Deferred tax assets:
Net operating loss carry forwards	$996,177	$743,898
Accrued expenses	39,516	163,497
Lease liability	169,375	-
Share of investee’s loss	27,078	129,191
Others	28,724	71,714
Valuation allowances	(1,009,596)	(781,260)
Total deferred tax assets	$251,274	$327,040

Deferred tax liabilities:
Right-of-use assets	$169,375	$-
Intangible assets	117,781	150,547
Share of investee’s income	67,601	-
Total deferred tax liabilities	$354,757	$150,547

Net deferred tax assets	81,899	327,040
Net deferred tax liabilities	185,382	150,547

As of June 30, 2023 and 2022, valuation allowances were provided against deferred tax assets in entities which were in a three-year cumulative losses position and/or are not forecasted to turn profits in the foreseeable future.

For the years ended June 30, 2023,2022 and 2021, the Company accrued dividend distribution withholding tax for the remittance of earnings from subsidiaries in Mainland China to offshore entities of $70,016, nil and $994,941, respectively. As of June 30, 2023 and 2022, the Company intended to permanently reinvest the remaining undistributed earnings from PRC subsidiaries to fund future operations and thus no deferred tax has been recognized for withholding taxes that would be payable on the unremitted earnings that are subject to withholding taxes of the Company’s subsidiaries established in the PRC.As of June 30, 2023 and 2022, the taxable temporary differences for unrecognized deferred tax liabilities related to investments in foreign subsidiaries were $23,459,996 and $23,731,272, respectively. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 14 – TAXES - continued

(a)	Corporate Income Taxes (“CIT”) (continued)

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. It is possible that the amount of unrecognized benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. Unrecognized tax benefits were presented in “other non-current liabilities” in the consolidated balance sheets. As of June 30, 2023, 2022 and 2021, the Company had unrecognized tax benefits of $2,442,085, $3,095,554 and $1,333,608, respectively, if ultimately recognized, will impact the effective tax rate. The Company has presented unrecognized tax benefits of $1,924,305, $2,497,005 and $1,750,616 on a net basis with deferred tax assets relating to tax losses carry forward, $21,256, $ 446,490 and $208,109 of which a full valuation allowance would otherwise be recorded as of June 30, 2023, 2022 and 2021. The Company recorded interests of $313,305 and zero penalties related to potential underpaid income tax expenses for the year ended June 30, 2023 and interests of $36,363 and zero penalties for the year ended June 30, 2022, $53,826 interests and zero penalties for the year ended June 30, 2021.

A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	2023	2022	2021
Balance at July 1	$3,095,554	$1,333,608	$194,939
Increase	934,563	2,132,154	1,139,596
Decrease	(1,386,797)	(267,622)	(47,149)
Foreign currency translation adjustment	(201,235)	(102,586)	46,222
Balance at June 30	$2,442,085	$3,095,554	$1,333,608

As of June 30, 2023, the open tax years for Mainland China ranges from calendar year 2018 to calendar year 2022.

(b)	Tax Payables

The Company’s tax payables consist of the following:

	As of June 30,
	2023	2022

VAT payable	$654,799	$693,239
Corporate income tax payable	417,445	462,792
Withholding tax payable	343,753	349,582
Disability insurance fund payable	1,011,958	776,979
Other tax payables	75,420	72,474
Total tax payables	$2,503,375	$2,355,066

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Commitments

As of June 30, 2023, the Company has no outstanding commitments other than the operating lease payments (Note 9).

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 16 – EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	For the years ended June 30,
	2023	2022	2021

Basic earnings per share calculation:
Numerator:
Net income attributable to common shares	$192,529	$4,455,428	$6,816,572
Denominator:
Weighted average common shares outstanding	23,153,976	20,924,683	17,279,443
Basic earnings per share attributable to common shares	$0.01	$0.21	$0.39
Diluted earnings per share calculation:
Numerator:
Net income attributable to common shares for calculating diluted earnings per share	$192,529	$4,455,428	$6,816,572
Denominator:
Weighted average common shares outstanding	23,153,976	20,924,683	17,279,443
Weighted average common shares equivalents:
Effects of dilutive securities
Warrants	-	-	-
Share options	-	-	179,479
RSUs	-	132,380	110,518
Shares used in computing diluted earnings per share attributable to common shares	23,153,976	21,057,063	17,569,440
Diluted earnings per share attributable to common shares	$0.01	$0.21	$0.39

For the years ended June 30, 2022 and 2023, warrants and options were out-of-the-money with no dilutive effect. For the year ended June 30, 2021, warrants were out-of-the-money with no dilutive effect.  The effects of the outstanding RSUs were anti-dilutive and excluded from the computation of diluted earnings per share for the year ended June 30, 2023.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 17 – WARRANTS

Warrants issued on March 3, 2021

On March 3, 2021, the Company issued 2,666,666 warrants to with certain accredited investors concurrently with the private placement transaction (Note 18). Each warrant to purchase one common share of the Company at $6.0 per share and can be exercised prior to the termination date which is September 3, 2026. During year ended June 30, 2023, no warrants were exercised. As of June 30, 2023 and 2022, 2,666,666 warrants were issued and outstanding.

The warrants are classified as equity contracts and measured at the grant date fair value. The Company used the Black-Scholes option pricing model to estimate the fair value of warrants. The assumptions used to value the Company’s warrants were as follows:

For the year ended June 30, 2021
Expected term (in years)	5.50
Expected volatility	41.48%
Risk-free interest rate	0.83%

Expected term was determined with reference to the termination dates stated in the warrant purchase agreements Expected volatilities are based on similar public companies’ volatilities of the similar public companies’ common shares over the respective expected terms of share-based awards. Risk-free interest rate is based on US Treasury zero-coupon issues with maturity terms similar to the expected term on the warrants. The aggregated fair value of the public offering warrants on March 3, 2021 was $3,413,332.

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

On November 14,2022, the Company granted an aggregate of 1,023,531 stock options to key employees and senior executives under the 2020 plan. The stock options are valid for a period of 5 years from the grant date and vest 25% per year in equal annual installments at the end of each anniversary over a four-year period, with the first 25% vesting on November 14,2023, and the second, third and fourth 25% vest on November 14, 2024, 2025 and 2026, respectively.

The options granted to employees are accounted for as equity awards and measured at their grant date fair value using binomial lattice model. The Company recognizes the compensation expenses over the service requisite periods using the accelerated method. Share-based compensation cost of $1,000,105, $1,196,971 and $529,479 were recognized for the years ended June 30, 2023, 2022 and 2021, respectively. The weighted-average grant-date fair value per share of options granted was $0.58 for senior executives and $0.57 for key employees during the year ended June 30, 2023, $1.13 for senior executives and $1.01 for key employees during the year ended June 30, 2022, and $1.06 for senior executives and $1.03 for key employees during the year ended June 30, 2021, respectively.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 18 – SHARE-BASED PAYMENT - continued

Stock Options - continued

The assumptions used to value the Company’s stock options grants were as follows:

	2023	2022	2021

Expected volatility	43%	40%	41%
Risk-free interest rate	4.00%	0.71~1.62%	0.36%
Exercise multiples	2.2~2.8	2.2~2.8	2.2~2.8
Expected dividend yield	0%	0%	0%
Forfeited rates	16~23%	12~19%	12~19%
Fair market value per common share	$1.135	$1.92~3.15	$2.89

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

The following table sets forth the summary of stock options activities:

	Number of stock options	Weighted Average Exercise Price	Weighted Average Grant- date Fair Value	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding as of July 1, 2022	4,685,673	$2.52	$1.14	4.1 years	-
Granted	1,023,531	$0.80	$0.57		-
Exercised	-	$-	$-		-
Forfeited or expired	(483,842)	2.08	1.05		-
Outstanding as of June 30, 2023	5,225,362	$2.22	$1.08	2.8 years	356,642
Outstanding and exercisable as of June 30, 2023	1,509,746	$2.82	$1.29		-
Vested and expected to vest as of June 30, 2023	3,727,766	$2.38	$0.42	2.8 years	191,772

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 18 – SHARE-BASED PAYMENT - continued

Stock Options - continued

The aggregate intrinsic value in the table above represents the difference between the closing stock price on the last trading day in fiscal 2023 and the options’ respective exercise price. Total intrinsic value of options exercised for the year ended June 30, 2023,2022 and 2021 was nil, $1,125 and $57,613, respectively. The total fair value of options vested during the years ended June 30, 2023, 2022 and 2021 was $1,152,356, $505,295 and $354,701, respectively.

As of June 30, 2023, there was $682,436 of unrecognized compensation cost, adjusted for estimated forfeitures based on historical data, related to non-vested stock options granted to the Company’s employees and directors. Total unrecognized compensation cost is expected to be recognized over a period of 1.61 years as of June 30, 2023. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

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

During the year ended June 30, 2023, the Company granted 1,161,000 RSUs to key employees under the 2020 Plan. The RSUs granted to the employees fully vest on granted date.

The weighted-average fair value per share is determined as the closing stock price at the grant date.

The Company recognizes the compensation expenses over the service requisite periods using the accelerated method. Share-based compensation cost of $1,478,190, $5,987,891 and $4,599,217 was recognized for the years ended June 30, 2023, 2022 and 2021, respectively.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 18 – SHARE-BASED PAYMENT - continued

Restricted Share Units - continued

The following table sets forth the summary of RSUs activities:

	Number of Shares	Weighted- Average Grant Date Fair Value

Outstanding as of July 1, 2022	196,200	$3.10
Granted	1,161,000	$1.14
Vested	(1,205,300)	$1.21
Forfeited or expired	(48,000)	$3.15
Outstanding as of June 30, 2023	103,900	$3.07

As of June 30, 2023, there was $128,865 of unrecognized compensation cost, adjusted for estimated forfeitures based on historical data, related to non-vested, service-based RSUs granted to the Company’s employees and directors. The RSUs are expected to be recognized over a weighted-average period of 1.38 years. The total fair value of the restricted share units vested was $3,870,449, $4,617,882 and $5,338,069 during the year ended June 30, 2023, 2022 and 2021, respectively. The weighted-average grant-date fair value per share of RSUs granted was $1.14, $2.52 and $3.34 during the year ended June 30, 2023, 2022 and 2021, respectively.

The following table summarizes the total share-based compensation expense recognized by the Company:

	2023	2022	2021
Cost of revenues	$16,212	$36,906	$8,403
Selling and marketing expenses	129,060	165,209	122,087
General and administrative expenses	2,333,023	6,982,747	4,998,206
Total	$2,478,295	$7,184,862	$5,128,696

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

Dividend

On January 10, 2023 the Company announced a cash dividend of US$ 0.05 per common share with an aggregate amount of US$1.18 million. The recorded date was December 29, 2022 and the dividend was paid in full in January 2023.

No dividend was declared during the years ended June 30, 2022 and 2021.

Statutory reserve and restricted net assets

The Company’s subsidiaries located in mainland China are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The Company allocated $284,952, $857,801 and $1,410,264 to statutory reserves during the years ended June 30, 2023, 2022 and 2021, respectively in accordance with PRC GAAP.

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends payments, loans or advances. Amounts of net assets restricted amounted to $23,549,698 and $23,264,745 as of June 30, 2023 and 2022, respectively. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries to satisfy any obligations of the Company.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 19 – SHAREHOLDERS’ EQUITY continued

Accumulated other comprehensive (loss)/income

The components of accumulated other comprehensive income (loss) were as follows:

Foreign currency translation income (loss)
Balance at June 30, 2021	$1,230,083
Other comprehensive loss before reclassification	(1,828,542)
Net current-period other comprehensive income	(1,828,542)
Other comprehensive loss attribute to noncontrolling interests	48,211
Balance at June 30, 2022	(550,248)
Other comprehensive income before reclassification	(3,532,507)
Amounts reclassified from accumulated other comprehensive income	-
Net current-period other comprehensive income	(3,532,507)
Other comprehensive loss attribute to noncontrolling interests	92,161
Balance at June 30, 2023	$(3,990,594)

There was nil tax expense or benefit recognized related to the changes of each component of accumulated other comprehensive income (loss) for the years ended June 30, 2023, 2022 and 2021.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 20 – NONCONTROLLING INTERESTS

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

JAJI CHINA, a subsidiary of CLPS, formerly held 60% equity interests in Bozhuo. As JAJI CHINA disposed all of the equity interests in Bozhuo during the year ended June 30, 2023, the non-controlling interests of US$6,283 was derecognized at the same time.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 21 – SEGMENT INFORMATION

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

The Company’s operations are primarily based in China, where the Company derives a substantial portion of their revenues. The following table presents revenues generated in domestic and overseas markets for the years ended June 30, 2023, 2022 and 2021.

	For the years ended June 30,
	2023	2022	2021
Mainland China	$134,185,815	$137,915,276	$112,511,341
Singapore	8,733,344	9,559,951	9,613,026
Hong Kong	4,311,182	3,365,491	3,728,039
United States	2,779,313	883,478	34,740
Japan	254,601	137,053	26,419
Malaysia	92,284	161,132	148,128
Total	$150,356,539	$152,022,381	$126,061,693

The following table presents revenues by the service lines for the years ended June 30, 2023, 2022 and 2021.

	For the years ended June 30,
	2023	2022	2021
IT consulting service	$144,286,502	$144,092,811	$122,273,395
Customized IT solution service	4,554,200	6,738,118	3,130,646
Other	1,515,837	1,191,452	657,652
Total	$150,356,539	$152,022,381	$126,061,693

Long-lived assets by geographic area are presented as follows:

	As of June 30,
	2023	2022
Hong Kong	$15,124,060	$15,468,306
Singapore	4,665,463	4,586,546
Mainland China	315,347	541,766
India	6,857	3,153
Japan	578	1,327
	$20,112,305	$20,601,098

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 22 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of June 30,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$1,044,647	$115,901
Amounts due from subsidiaries	24,717,918	22,776,226
Prepayments, deposits and other assets, net	37,919	378,836
Total Current Assets	25,800,484	23,270,963

Non-Current assets:
Investments in subsidiaries	46,369,097	50,416,453
Total Assets	$72,169,581	$73,687,416

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other payable	32	-
Amounts due to subsidiaries	7,588,546	7,134,543
Total Current Liabilities	7,588,578	7,134,543
Total Liabilities	$7,588,578	$7,134,543

Shareholders’ Equity
Common stock, $0.0001 par value, 100,000,000 shares authorized; 23,650,122 shares issued and outstanding as of June 30, 2023; 22,444,822 shares issued and outstanding as of June 30, 2022*	2,365	2,244
Additional paid-in capital	58,183,383	55,705,209
Accumulated retained earnings	10,385,849	11,395,668
Accumulated other comprehensive loss	(3,990,594)	(550,248)

Total Shareholders’ Equity	64,581,003	66,552,873

Total Liabilities and Shareholders’ Equity	$72,169,581	$73,687,416

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 22 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION - continued

Condensed statements of comprehensive (loss)/ income

	For the years ended June 30,
	2023	2022	2021

General and administrative expenses	$(3,308,445)	$(7,640,065)	$(6,267,334)
Share of profit in subsidiaries, net (Note a)	3,023,065	12,060,619	13,202,527
Other income	477,909	34,874	6,365
Other expenses	-	-	(124,986)

Income before income tax	192,529	4,455,428	6,816,572
Provision for income tax	-	-	-
Net income	192,529	4,455,428	6,816,572

Other comprehensive income	-	-	-
Foreign currency translation (loss) gain	$(3,440,346)	$(1,780,331)	$2,592,748

Comprehensive (loss) income	$(3,247,817)	$2,675,097	$9,409,320

Condensed statements of cash flows

	For the years ended June 30,
	2023	2022	2021
Net cash provided by (used in) operating activities	$1,412,346	$(20,091,683)	$(2,107,118)
Net cash (used in) provided by financing activities	(404,150)	7,395,038	14,799,107
Effect of exchange rate changes on cash	(79,450)	(162,861)	101,905
Net increase (decrease) in cash and cash equivalents	928,746	(12,859,506)	12,793,894
Cash and cash equivalents, at the beginning of the year	$115,901	$12,975,407	$181,513
Cash, cash equivalents at the end of the year	$1,044,647	$115,901	$12,975,407

(a) Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception.

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323. Such investments are presented on the balance sheets as “Investments in subsidiaries” and share of the subsidiaries’ profit or loss are shown as “Share of profit in subsidiaries, net” on the statements of comprehensive (loss) income.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted and as such, these Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

ITEM 19. EXHIBITS

The financial statements are filed as part of this Annual Report beginning on page F-1.

Exhibit No.	Description

1.1	Form of Underwriting Agreement (2).
2	Description of Securities registered under Section 12 of the Exchange Act (6)
3.1	Memorandum and Articles of Association (1).
4.1	Specimen Share Certificate (1).
10.1	2017 Equity Incentive Plan (1).
10.2	2019 Equity Incentive Plan (3).
10.3	2020 Equity Incentive Plan(4)
10.4	2023 Equity Incentive Plan(8)
10.5	Form Independent Director Agreement (1).
10.6	Employment Agreement between the Company and Xiao Feng Yang (1).
10.7	Employment Agreement between the Company and Raymond Ming Hui Lin (1).
10.8	Employment Agreement between the Company and Rui Yang (5).
10.9	Employment Agreement between the Company and Li Li (7).
10.10	ANZ Global Services and Operations (Chengdu) Company Limited Agreement (1).
10.11	Master Lease Agreement - Shanghai Pudong Software Park Co., Ltd.
10.12	Master Lease Agreement - Shanghai Pudong Software Park Co., Ltd.
10.13	Master Lease Agreement - Dalian High-Tech Park
10.14	Master Lease Agreement -Guangzhou Fengxing Plaza-A20F
10.15	Master Lease Agreement -Guangzhou Fengxing Plaza-A21F
10.16	Form of Framework Contract for Subcontracting (1).
10.17	Form Warrant Agreement (2).
10.18	Form Lockup Agreement (2).
10.19	Escrow Indemnification Agreement (2).
10.20	Credit Agreement with Bank of Shanghai Pudong Development Bank Co. Ltd-22 million
10.21	Credit Agreement with Bank of Shanghai Pudong Development Bank Co. Ltd-18 million
10.22	Credit Agreement with Bank of Communications Bank Co., Ltd.-10 million.
10.23	Credit Agreement with China Merchants Bank Co., Ltd.-10 million
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Code of Conduct and Ethics (1).
21.1	List of Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young Hua Ming LLP.
99.1	Charter of the Audit Committee (1).
99.2	Charter of the Compensation Committee (1).
99.3	Charter of the Nominating Committee (1).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1)	Previously filed as part of the registration statement filed with the SEC on March 27, 2018 and incorporated by reference herein.

(2)	Previously filed with the SEC as exhibit to Form F-1/A filed on May 18, 2018 and incorporated by reference herein.

(3)	Previously filed as part of the registration statement filed with the SEC on April 29, 2019 and incorporated by reference herein.

(4)	Previously filed as an exhibit to the registration statement filed with the SEC on April 27, 2020 and incorporated by reference herein.

(5)	Previously filed as an exhibit to Form 6-K filed with the SEC on November 4, 2019 and incorporated by reference herein.

(6)	Previously filed with the SEC on Form 8-A 12B on May 22, 2018 and incorporated by reference herein.

(7)	Previously filed with the SEC as an exhibit to Form 20-F on October 22, 2020 and incorporated by reference herein.

(8)	Previously filed as part of the registration statement filed with the SEC on May 12, 2023 and incorporated by reference herein.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLPS Incorporation

October 18, 2023	By:	/s/ Raymond Ming Hui Lin
		Name:	Raymond Ming Hui Lin
		Title:	Chief Executive Officer (Principal Executive Officer)

October 18, 2023	By:	/s/ Rui Yang
		Name:	Rui Yang
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)