Form 20-F/A
period 2023-06-30
CLPS Inc
filed 2024-04-08
CIK 1724542

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

Auditor Name:	Auditor Location:	Auditor Firm ID:
Ernst & Young Hua Ming LLP	Shanghai, the People’s Republic of China	1408

EXPLANATORY NOTE

CLPS Incorporation (the “Company”) is filing this Amendment No. 1 (this “Amendment”) to its Annual Report on Form 20-F  for the fiscal year ended June 30, 2023, as initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 18, 2023 (the “Initial Filing”), solely for the purpose of amending and restating in its entirety “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections” in the Initial Filing in response to certain comments from the staff of the SEC.

This Amendment speaks as of October 18, 2023, the date of the Initial Filing. Except as set forth above, this Amendment does not amend, update or restate in any way the financial statements, any other item or disclosure contained in the Initial Filing. As a result, this Amendment does not reflect any event that has occurred after October 18, 2023. Accordingly, this Amendment should be read in conjunction with the Initial Filing as well as the Company’s other filings with, and reports furnished to, the SEC after October 18, 2023.

As required by Rule 12b-15  of the Securities and Exchange Act of 1934, as amended, the Company is filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

(a) Please see the Supplemental Submission pursuant to Item 16I(a) of Form 20-F, which has been furnished as Exhibit 99.4 to this annual report.

(b) On November 18, 2022, we were conclusively identified by the SEC as a “Commission-Identified Issuer” under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended June 30, 2022. Our auditor who conducted auditing for the fiscal years ended June 30, 2022 and 2021, a registered public accounting firm that headquartered in mainland China, a jurisdiction where the PCAOB was unable to inspect or investigate completely in 2021, issued an audit report for our fiscal year ended June 30, 2022. On December 15, 2022, the PCAOB vacated its 2021 Determinations and removed mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms that has a branch or office located. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended June 30, 2023 after we file our annual report on Form 20-F for such fiscal year.

As of the date of this annual report:

(i) the Company checked and confirmed its register of members in order to confirm that, to the best of its knowledge, none of the shares of the Company or its consolidated foreign operating entities is owned by governmental entities in the Cayman Islands, Hong Kong, mainland China, United States, Japan, Singapore, Australia, Malaysia, India, the Philippines, Vietnam, and Canada;

(ii) the Company reviewed (i) the shareholders list provided by its transfer agent and the register of members, (ii) Schedules 13D and 13G filed by the shareholders with the SEC, in order to confirm that, to the best of its knowledge, none of the governmental entities in Hong Kong or mainland China have a controlling financial interest in us or any of our consolidated foreign operating entities. The Company did not rely upon any legal opinions or third-party certifications such as affidavits as the basis for disclosure;

(iii) based on the examination of the biographies of, and the inquiries made with, all the directors of the Company and its consolidated foreign operating entities, and the review of the official list published by the Chinese Communist Party, none of the members of our board of directors or the board of directors of our consolidated foreign operating entities is an official of the Chinese Communist Party. In connection with such review and inquiries, the Company did not take into consideration such individuals’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party, based on information provided by the applicable individuals to the Company. The Company did not rely upon any legal opinions or third-party certifications such as affidavits as the basis for disclosure. After taking the foregoing steps, nothing has come to the Company’s attention suggesting that any such individual is an official of the Chinese Communist Party; and

(iv) the currently effective memorandum and articles of association of our company or equivalent organizing documents of its consolidated foreign operating entities do not contain any charter of the Chinese Communist Party, including the text of any such articles or organizing documents.

ITEM 19. EXHIBITS

The financial statements are filed as part of this Annual Report beginning on page F-1.

Exhibit No.	Description

1.1	Form of Underwriting Agreement (2).
2	Description of Securities registered under Section 12 of the Exchange Act (6)
3.1	Memorandum and Articles of Association (1).
4.1	Specimen Share Certificate (1).
10.1	2017 Equity Incentive Plan (1).
10.2	2019 Equity Incentive Plan (3).
10.3	2020 Equity Incentive Plan(4)
10.4	2023 Equity Incentive Plan(8)
10.5	Form Independent Director Agreement (1).
10.6	Employment Agreement between the Company and Xiao Feng Yang (1).
10.7	Employment Agreement between the Company and Raymond Ming Hui Lin (1).
10.8	Employment Agreement between the Company and Rui Yang (5).
10.9	Employment Agreement between the Company and Li Li (7).
10.10	ANZ Global Services and Operations (Chengdu) Company Limited Agreement (1).
10.11	Master Lease Agreement - Shanghai Pudong Software Park Co., Ltd.*
10.12	Master Lease Agreement - Shanghai Pudong Software Park Co., Ltd.*
10.13	Master Lease Agreement - Dalian High-Tech Park*
10.14	Master Lease Agreement -Guangzhou Fengxing Plaza-A20F*
10.15	Master Lease Agreement -Guangzhou Fengxing Plaza-A21F*
10.16	Form of Framework Contract for Subcontracting (1).
10.17	Form Warrant Agreement (2).
10.18	Form Lockup Agreement (2).
10.19	Escrow Indemnification Agreement (2).
10.20	Credit Agreement with Bank of Shanghai Pudong Development Bank Co. Ltd-22 million*
10.21	Credit Agreement with Bank of Shanghai Pudong Development Bank Co. Ltd-18 million*
10.22	Credit Agreement with Bank of Communications Bank Co., Ltd.-10 million. *
10.23	Credit Agreement with China Merchants Bank Co., Ltd.-10 million*
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Code of Conduct and Ethics (1).
15.1	Certification by the Chief Executive Officer Pursuant to Item 16I(a) of Form 20-F(9)
21.1	List of Subsidiaries of the Registrant.*
23.1	Consent of Ernst & Young Hua Ming LLP.*
99.1	Charter of the Audit Committee (1).
99.2	Charter of the Compensation Committee (1).
99.3	Charter of the Nominating Committee (1).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1)	Previously filed as part of the registration statement filed with the SEC on March 27, 2018 and incorporated by reference herein.

(2)	Previously filed with the SEC as exhibit to Form F-1/A filed on May 18, 2018 and incorporated by reference herein.

(3)	Previously filed as part of the registration statement filed with the SEC on April 29, 2019 and incorporated by reference herein.

(4)	Previously filed as an exhibit to the registration statement filed with the SEC on April 27, 2020 and incorporated by reference herein.

(5)	Previously filed as an exhibit to Form 6-K filed with the SEC on November 4, 2019 and incorporated by reference herein.
(6)	Previously filed with the SEC on Form 8-A 12B on May 22, 2018 and incorporated by reference herein.

(7)	Previously filed with the SEC as an exhibit to Form 20-F on October 22, 2020 and incorporated by reference herein.

(8)	Previously filed as part of the registration statement filed with the SEC on May 12, 2023 and incorporated by reference herein.
(9)	Filed with this Amendment.

*	Previously filed or furnished, as applicable, with the Initial Filing.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLPS Incorporation

April 8, 2024	By:	/s/ Raymond Ming Hui Lin
		Name:	Raymond Ming Hui Lin
		Title:	Chief Executive Officer (Principal Executive Officer)

April 8, 2024	By:	/s/ Rui Yang
		Name:	Rui Yang
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

3