Form 20-F
period 2024-06-30
CLPS Inc
filed 2024-10-18
CIK 1724542

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

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

On September 24, 2024, the issuer had 27,840,669 shares outstanding.

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Depending on the context, the terms “we,” “us,” “our company,” and “our” refer to CLPS Incorporation, a Cayman Islands company, and its subsidiary and affiliated companies. Except where the context otherwise requires and for purposes of this Annual Report only:

●	“Arabian Jasmine” refers to Arabian Jasmine Ltd., a British Virgin Islands company;
●	“Beijing Bozhuo” refers to Beijing Bozhuo Education Technology Co., Ltd., a PRC company;

●	“CAE” refers to College of Allied Educators Pte. Ltd., a Singapore company;
●	“CareerWin” refers to CareerWin Executive Search Co., Ltd., a PRC company;

●	“CLPS Beijing” refers to CLPS Beijing Hengtong Co., Ltd., a PRC company;

●	“CLPS California” refers to CLPS Technology (California) Inc., a USA company;

●	“CLPS Chengdu” refers to CLPS Chengdu Co., Ltd., a PRC company;

●	“CLPS Dalian” refers to CLPS Dalian Co., Ltd., a PRC company;

●	“CLPS Investment” refers to CLPS Investment Management Ltd., a British Virgin Islands company;

●	“CLPS Guangdong Zhichuang” refers to CLPS Guangdong Zhichuang Software Technology Co., Ltd. a PRC company;

●	“CLPS Guangzhou” refers to CLPS Guangzhou Co., Ltd., a PRC company;

●	“CLPS Hainan” refers to Hainan Qincheng Software Technology Co., Ltd., a PRC company;

●	“CLPS Hangzhou” refers to CLPS Hangzhou Co. Ltd., a PRC company;

●	“CLPS Hong Kong” refers to CLPS Technology (Hong Kong) Co., Limited, a Hong Kong company;

●	“CLPS Japan” refers to CLPS Technology Japan, a Japan company;

●	“CLPS Lihong” refers to CLPS Lihong Financial Information Services Co., Ltd., formerly Lihong Financial Information Services Co., Ltd. before the investment, a PRC company;

●	“CLPS QC (WOFE)” refers to Shanghai Qincheng Information Technology Co., Ltd., a PRC company;

●	“CLPS Philippines” refers to CLPS TECHNOLOGY (PHILIPPINES) CORP., a Philippine company;

●	“CLPS RC” refers to CLPS Ruicheng Co., Ltd., a PRC company;

●	“CLPS Shanghai” refers to CLPS Shanghai Co., Ltd., formerly ChinaLink Professional Services Co., Ltd., a PRC company;

●	“CLPS SG” refers to CLPS Technology (Singapore) Pte. Ltd., a Singapore company;

●	“CLPS Shenzhen” refers to CLPS Shenzhen Co., Ltd., a PRC company;

●	“CLPS Shenzhen Robotics” refers to CLPS Shenzhen Robotics Co. Ltd., a PRC company;

●	“CLPS US” refers to CLPS Technology (US) Ltd., a USA company;

●	“CLPS Xi’an” refers to CLPS Xi’an Co., Ltd., a PRC company;

●	“EMIT” refers to Economic Modeling Information Technology Co., Ltd., a PRC company;

●	“Fuson” refers to Fuson Group Limited, a Hong Kong company;

●	“Growth Ring” refers to Growth Ring Ltd., a British Virgin Islands company;

●	“Haikou Huaqin” refers to Haikou Huaqin Minshang Software Development Co., Ltd., a PRC company;

●	“Huanyu” refers to Tianjin Huanyu Qinshang Network Technology Co., Ltd., a PRC company;

●	“Infogain” refers to Infogain Solutions Pte. Ltd., a Singapore company;

●	“JAJI China” refers to JAJI (Shanghai) Co., Ltd., formerly Judge (Shanghai) Co., Ltd.., a PRC company;

●	“JAJI Global” refers to JAJI Global Incorporation, a Cayman Islands company;

●	“JAJI HR” refers to JAJI (Shanghai) Human Resource Co., Ltd. formerly Judge (Shanghai) Human Resource Co., Ltd., a PRC company;

●	“JAJI Singapore” refers to JAJI Singapore Pte. Ltd., a Singapore company;

●	“LinkCrypto” refers to LinkCrypto Finance Technology Limited, a Hong Kong company;

●	“LQE” refers to LQE Ltd., a British Virgin Islands company;
●	“MNYC” refers to MNYC HOLDINGS (HK) LIMITED, a Hong Kong company;

●	“MSCT” refers to MSCT Investment Holdings Limited, a British Virgin Islands company;

●	“Noni Singapore” refers to Noni (Singapore) Pte. Ltd., a Singapore company;

●	“Purple Potato” refers to Purple Potato Finance Limited, a Hong Kong company;

●	“Qiner” refers to Qiner Co., Limited, a Hong Kong company;

●	“Qinheng” refers to Qinheng Co., Limited, a Hong Kong company;

●	“Qinson” refers to Qinson Credit Card Services Limited, a Hong Kong company;

●	“Qinson Ltd.” refers to Qinson Ltd., a British Virgin Islands company;

●	“Qinson Singapore” refers to Qinson Singapore Pte. Ltd., a Singapore company;

●	“Ridik AU” refers to Ridik Technology (Australia) Pty. Ltd., formerly CLPS-Ridik Technology (Australia) Pty. Ltd., an Australia company;

●	“Ridik BVI” refers to Ridik Ltd., formerly CLPS-Beefinance Holding Limited, a British Virgin Islands company;

●	“Ridik Canada” refers to Ridik Technology Canada Limited, a Canada company;

●	“Ridik Consulting” refers to Ridik Consulting Private Limited, an India company;

●	“Ridik Dubai” refers to Ridik Technology Ltd., a United Arab Emirates company;

●	“Ridik Pte.” refers to Ridik Pte. Ltd., a Singapore company;

●	“Ridik Sdn.” refers to Ridik Sdn. Bhd., a Malaysia company;

●	“Ridik Software” refers to Ridik Software Solutions Ltd., a UK company;

●	“Ridik Software Pte.” refers to Ridik Software Solutions Pte. Ltd., a Singapore company;

●	“Ridik Tech Services” refers to Ridik Technology Services Pte. Ltd, a Singapore company;

●	“Shanghai Chenqin” refers to Shanghai Chenqin Information Technology Services Co., Ltd., a PRC company;

●	“Shell Infotech Singapore” refers to Shell Infotech Pte. Ltd., a Singapore company;

●	“Shell Infotech Malaysia” refers to Shell Infotech Consulting Sdn. Bhd., a Malaysia company;

●	“SSIT” refers to Shanghai Shier Information Technology Co., Ltd., a PRC company;

●	“Suzhou Ridik” refers to Suzhou Ridik Information Technology Co., Ltd., a PRC company;

●	“UniDev” refers to Beijing UniDev Software Co., Ltd., a PRC company;

●	“Yingjia Technology” refers to Shanghai Yingjia Technology Limited, a PRC company;

●	all references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States;

●	“Shares” and “Common Shares” refer to our shares, $0.0001 par value per share; and

●	“China” and “PRC” refer to the People’s Republic of China.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and our functional currency is Renminbi. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars in this Annual Report were made at the rate of RMB 7.2672 to USD1.00, the noon buying rate on June 30, 2024, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount and not the translated U.S. dollar equivalent. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

A. [Reserved]

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

Risks Related to Our Business

We may be unable to effectively manage our growth, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

Our revenues decreased from $152.0 million in fiscal 2022 to $150.4 million in fiscal 2023, and decreased to $142.8 million in fiscal 2024, primarily due to the decreased demands for our IT consulting services from banks and other financial institutions. We maintain 20 delivery and/or R&D centers, 10 of which are located in mainland China (Shanghai, Beijing, Dalian, Tianjin, Xi’an, Chengdu, Guangzhou, Shenzhen, Hangzhou, and Hainan) and ten are located globally (Hong Kong SAR, the United States of America, Japan, Singapore, Australia, Malaysia, India, the Philippines, Canada, and the United Arab Emirates), to serve different customers in various geographic locations. The number of our total employees was 3,824 in fiscal 2022 and 3,509 in fiscal 2023. As of June 30, 2024 we had 3,325 full-time employees. We are actively looking for additional locations to establish new offices and expand our current offices and sales and delivery centers. We intend to continue our expansion in the foreseeable future to pursue existing and potential market opportunities. Our growth has placed and will continue to place significant demands on our management and our administrative, operational and financial infrastructure. Continued expansion increases the challenges we face in:

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

The IT services industry relies on skilled personnel, and our success depends to a significant extent on our ability to recruit, train, develop and retain qualified personnel, especially experienced middle and senior level management. The IT services industry in China has experienced significant levels of employee attrition. Our annual voluntarily attrition rates were 15.4% and 18% in fiscal 2022 and fiscal 2023, respectively; in fiscal 2024, this rate was 18.6%. We may encounter higher attrition rates in the future. There is significant competition in China for skilled personnel, especially experienced middle and senior level management, with the skills necessary to perform the services we offer to our clients. Increased competition for these personnel, in the IT industry or otherwise, could have an adverse effect on us. Spearheaded by the institution that provides continuing education to all CLPS staff and develop new talents from partner universities to further drive the Company’s growth (“CLPS Academy”), we have established Talent Creation Program (“TCP”) and Talent Development Program (“TDP”) to increase our human capital and employee loyalty, however, a significant increase in our attrition rate could decrease our operating efficiency and productivity and could lead to a decline in demand for our services. Additionally, failure to recruit, train, develop and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new personnel successfully could have a material adverse effect on our business, financial condition and results of operations. Failure to retain our key personnel on client projects or find suitable replacements for key personnel upon their departure may lead to termination of some of our client contracts or cancellation of some of our projects, which could materially and adversely affect our business.

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

We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major clients. For the fiscal years ended June 30, 2024, 2023, and 2022, Citibank and its affiliates accounted for 16.7%, 21.4%, and 20.6% of the Company’s total revenues, respectively. For fiscal 2024 and 2023, substantially all the service provided by the Company to Citibank was IT consulting services and billed through time-and-expense contracts. The Company has not entered into any material long term contracts with Citibank. Our ability to maintain close relationships with these and other major clients is essential to the growth and profitability of our business. However, the volume of work performed for a specific client is likely to vary from year to year, especially since we are generally not our clients’ exclusive IT services provider, and we do not have long-term commitments from any of our clients to purchase our services. The typical term for our service agreements is between one and three years. A major client in one year may not provide the same level of revenues for us in any subsequent year. The IT services we provide to our clients, and the revenues and income from those services, may decline or vary as the type and quantity of IT services we provide change over time. In addition, our reliance on any individual client for a significant portion of our revenues may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service. In addition, a number of factors other than our performance could cause the loss of or reduction in business or revenues from a client, and these factors are not predictable. These factors may include corporate restructuring, pricing pressure, changes to its outsourcing strategy, switching to another services provider or returning work in-house. In the future, a small number of customers may continue to represent a significant portion of our total revenues in any given period. The loss of any of our major clients could adversely affect our financial condition and results of operations.

If we are unable to collect our receivables from our clients, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. As of June 30, 2024 and 2023, our accounts receivable balance, net of allowance, amounted to approximately $38.8 million and $48.5 million, respectively. As of the years ended June 30, 2024 and 2023, Citibank accounted for 14.5% and 32.3% of the Company’s total accounts receivable balance. Since we generally do not require collateral or other security from our clients, we establish an allowance for credit losses based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. However, actual losses on client receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our clients in accordance with the contracts with our clients, our results of operations and cash flows could be adversely affected.

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

We plan to expand the number of clients we serve to diversify our client base and grow our revenues. Revenues from a new client often rise quickly over the first several years following our initial engagement as we expand the services we provide to that client. Therefore, obtaining new clients is important for us to achieve rapid revenue growth. We also plan to grow revenues from our existing clients by identifying and selling additional services to them. Our ability to attract new clients, as well as our ability to grow revenues from existing clients, depends on a number of factors, including our ability to offer high quality services at competitive prices, the strength of our competitors and the capabilities of our sales and marketing teams. If we are not able to continue to attract new clients or to grow revenues from our existing clients in the future, we may not be able to grow our revenues as quickly as we anticipate or at all.

As a result of our recent development, evaluating our business and prospects may be difficult and our past results may not be indicative of our future performance.

Our future success depends on our ability to increase revenue and maintain profitability from our operations. Our business has grown and evolved significantly in recent years. Our growth in recent years makes it difficult to evaluate our historical performance and makes a period-to-period comparison of our historical operating results less meaningful. We may not be able to achieve a similar growth rate or maintain profitability in future periods. Therefore, you should not rely on our past results or our historic rate of growth as an indication of our future performance. You should consider our future prospects in light of the risks and challenges encountered by a company seeking to grow and expand in a competitive industry that is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. These risks and challenges include, among others:

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

We have a long selling cycle for our technology services, which requires significant investment of capital, human resources and time by both our clients and us. In our IT consulting service request, we collect service fees on monthly and quarterly basis; in our customized IT solution services segment – by performance obligation fulfillment. Before committing to use our services, potential clients require us to expend substantial time and resources educating them on the value of our services and our ability to meet their requirements. Therefore, our selling cycle is subject to many risks and delays over which we have little or no control, including our clients’ decision to choose alternatives to our services (such as other providers or in-house resources) and the timing of our clients’ budget cycles and approval processes. Implementing our services also involves a significant commitment of resources over an extended period of time from both our clients and us. Our clients may experience delays in obtaining internal approvals or delays associated with technology, thereby further delaying the implementation process. Our current and future clients may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to close sales with potential clients to which we have devoted significant time and resources, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

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

Our most significant costs are the salaries and other compensation expenses for our professionals and other employees. Wage costs for professionals in China are lower than those in more developed countries and India. However, because of economic growth, increased productivity levels, and increased competition for skilled employees in China, wages for highly skilled employees in China, in particular middle- and senior-level managers, are increasing at a faster rate than in the past. We may need to increase the levels of employee compensation more rapidly than in the past to remain competitive in attracting and retaining the quality and number of employees that our business requires. Increases in the wages and other compensation we pay our employees in China could reduce our competitive advantage unless we are able to increase the efficiency and productivity of our professionals as well as the prices we can charge for our services. In addition, any appreciation in the value of the Renminbi relative to U.S. dollar and other foreign currencies will cause an increase in the relative wage levels in China, which could further reduce our competitive advantage and adversely impact our profit margin.

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

Our financial statements are expressed in U.S. dollars. However, a majority of our revenues and expenses are denominated in Renminbi (RMB). Our exposure to foreign exchange risk primarily relates to the limited cash denominated in currencies other than the functional currencies of each entity and limited revenue contracts dominated in Singapore dollar (SGD), Hong Kong dollar (HKD), Australian dollar (AUD), Indian rupee (INR), Malaysian ringgit (MYR), Japanese yen (JPY), Philippine peso (PHP), and Canadian dollar (CAD) in certain of our operating subsidiaries. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. However, the value of your investment in our common shares will be affected by the foreign exchange rate between U.S. dollars and RMB because the primary value of our business is effectively denominated in RMB, while the common shares will be traded in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-RMB exchange rate relatively stable.

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

Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. Although we paid a special dividend of $0.05 per share of common stock on January 10, 2023 and another special cash dividend of $0.10 per share on December 13, 2023, there is no assurance that our Board of Directors will continue to declare dividends even if we are profitable. The payment of dividends by entities organized in China is subject to limitations as described herein. Under Cayman Islands law, we may only pay dividends from profits of the Company, or credits standing in the Company’s share premium account, and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our Company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. Pursuant to the Chinese enterprise income tax law, dividends payable by a foreign investment entity to its foreign investors are subject to a withholding tax of 10%. Similarly, dividends payable by a foreign investment entity to its Hong Kong investor who owns 25% or more of the equity of the foreign investment entity is subject to a withholding tax of 5%. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The transfer to this reserve must be made before distribution of any dividend to shareholders. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if our subsidiaries in China incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If our subsidiaries in Mainland China are unable to pay dividends or make other payments to us, we may be unable to pay dividends on our shares.

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

Pursuant to Company Law of P.R. China (2024 Revision), Foreign Investment Law of the People’s Republic of China (2020) and Implementing Regulations of the Foreign Investment Law of the People’s Republic of China (2020), our WOFE entity is required to allocate a portion of its after-tax profits, to the statutory reserve fund, and in its discretion, to the staff welfare and bonus funds. No lower than 10% of an enterprise’s after tax-profits should be allocated to the statutory reserve fund. When the statutory reserve fund account balance is equal to or greater than 50% of the WOFE’s registered capital, no further allocation to the statutory reserve fund account is required. WOFE determines, in its own discretion, the amount contributed to the staff welfare and bonus funds. These reserves represent appropriations of retained earnings determined according to Chinese law.

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

As the CSRC determines that we need to complete the required filing procedures for any such subsequent securities offerings in the same overseas market where we have previously offered and listed securities, or if such government authorities promulgate any interpretation or implement rules that would require us to obtain approvals from the CSRC or other regulatory authorities or complete required filing or other administrative procedures for any future offshore securities offering or other financing activities, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing or other administrative procedures, or obtain any waiver of aforesaid requirements if and when procedures are established to obtain such waiver. Any failure to obtain or delay in obtaining such approval or completing such filing or other administrative procedures for any future offshore securities offering, or a rescission of any such approval obtained by us, could subject us to sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory authorities may also impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from any future offshore securities offering into the PRC or take other actions that could adversely affect our business, operating results and financial condition, as well as our ability to complete any future offshore securities offering. The CSRC or any other PRC government authorities may also take actions requiring us, or making it advisable for us, to halt any future offshore securities offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect the trading price of our shares.

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

If we fail to maintain continuing compliance with the PRC state regulatory rules, policies and procedures applicable to our industry, or if any policy or measure underpinning our preferential treatment be repealed or amended, we may risk losing certain preferential tax and other treatments which may adversely affect the viability of our current corporate structure, corporate governance and business operations.

According to the Catalogue of Industries for Encouraging Foreign Investment (2022) issued by the National Development and Reform Commission and the Ministry of Commerce, IT services fall into the category of industries in which foreign investment is encouraged. The State Council has promulgated several notices since 2000 to launch favorable policies for IT services, such as preferential tax treatments and credit support. Under rules and regulations promulgated by various Chinese government agencies, enterprises that have met specified criteria and are recognized as software enterprises by the relevant government authorities in China are entitled to preferential treatment, including financing support, preferential tax rates, export incentives, discretion and flexibility in determining employees’ welfare benefits and remuneration. Software enterprise qualifications are subject to annual examination. Enterprises that fail to meet the annual examination standards will lose the favorable enterprise income tax treatment. Enterprises exporting software or producing software products that are registered with the relevant government authorities are also entitled to preferential treatment including governmental financial support, preferential import, export policies and preferential tax rates. If and to the extent we fail to maintain compliance with such applicable rules and regulations, our operations and financial results may be adversely affected.

Notwithstanding the foregoing, we are aware that the State Council has promulgated the Regulation on Fair Competition Review (the “RFCR”), which became effective on August 1, 2024. The RFCR prohibits any policy or measure that impacts productional and operational costs, unless authorized by law, administrative regulations, or approved by the State Council. Such circumstances include, but are not limited to, the granting of tax incentives, selective or differentiated financial rewards, or subsidies to specific entities. The RFCR further mandates that market regulators establish and improve a spot-check mechanism for fair competition review and organize spot checks of the relevant policies or measures. In case of violation of the RFCR, the market regulator shall urge the drafting entity of the policy or measure in question to rectify the situation. As a result, we cannot guarantee the continued or permanent availability of these preferential treatments. Should any policy or measure underpinning our preferential treatment be repealed or amended, we may lose such advantages, potentially lead to adverse effects on our operations and financial performance.

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

On November 14, 2021, CAC published Regulations for the Administration of Network Data Security (Draft for public comment, hereinafter the “Draft”). Article 2 of the Draft stipulates that “these Regulations apply to data processing activities carried out through networks as well as the supervision and regulation of network data security within the territory of the People’s Republic of China.” We do not believe the current business of CLPS involves any “data processing activities”. In the foreseeable future, it is our understanding that CLPS will not engage in “data process activities”. Therefore, we believe that the Draft does not apply to CLPS. The Draft has no substantial impact on the business of CLPS.

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

On March 22, 2024, the CAC promulgated the Regulation to Standardize and Promote Cross-border Data Flow (hereinafter the “Regulation”). The Regulation mainly focus on specifying those scenarios which are not required to apply for security assessment for data to be provided abroad, to conclude a standard contract for personal information to be provided abroad or to pass the certification for personal information protection. It is remarkable that, according to Article 5 of the Regulation, a data processor providing personal information abroad may be exempted from proceeding the aforementioned processes if it satisfies any of the following conditions: (1) Where it is really necessary to provide personal information abroad for the purpose of concluding or performing a contract to which an individual concerned is a party, such as cross-border shopping, cross-border delivery, cross-border remittance, cross-border payment, cross-border account opening, air ticket and hotel reservation, visa handling and examination services; (2) Where it is really necessary to provide employees’ personal information abroad for the purpose of conducting cross-border human resources management in accordance with the employment rules and regulations formulated in accordance with the law and collective contracts concluded in accordance with the law; (3) Where it is really necessary to provide personal information abroad in an emergency to protect the life, health and property safety of a natural person; or (4) Where a data processor other than a critical information infrastructure operator provides abroad the personal information (excluding sensitive personal information) of not more than 100,000 persons accumulatively as of January 1 of the current year. And, for the purpose of the preceding paragraph, “personal information provided abroad” does not include critical data. However, according to Article 10 of the Regulation, to provide personal information abroad, a data processor shall, in accordance with laws and administrative regulations, perform obligations such as notification, obtaining individual consent and conducting assessment of impact of personal information protection. Also, Article 2 of the Regulation stipulates that “If the data have not been informed or publicly announced as critical data by relevant departments or regions, data processors are not required to declare security assessment for cross-border provision of the data as critical data.” according to which, the standard for identifying important data is clarified. Therefore, we understand that, as CLPS has not received any such notification from relevant departments or regions, and the data that it processes has not been publicly announced as critical data, CLPS shall not be recognized as a “critical data processor”.

Currently, the cybersecurity laws and regulations have not directly affected our business and operations. As the amended Measures of Cybersecurity Review took effect in February 2022, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this Form 20-F, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we and our PRC legal counsel do not expect that, as of the date of this Form 20-F, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

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

Risk of Intervention or Control by the PRC Government.

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

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong. Having made the determinations in 2021 that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating in Mainland China and Hong Kong completely, the PCAOB determined that it had access to inspect or investigate the registered public accounting firms in mainland China and Hong Kong, and therefore, on December 15, 2022, the PCAOB removed Chinese Mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as an SEC-identified issuer under the HFCA Act in 2023. However, there are uncertainties with respect to regulatory cooperation between the PCAOB and the Chinese regulators.

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

On December 18, 2020, the Holding Foreign Companies Accountable Act (“HFCAA”) became law. Among other things, the HFCAA requires the SEC to identify public companies that have retained a registered public accounting firm to issue an audit report where that firm has a branch or office that: (1) is located in a foreign jurisdiction, and (2) the Public Company Accounting Oversight Board (“PCAOB”) has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. PCAOB has identified several public accounting firms in Mainland China and Hong Kong SAR that PCAOB cannot inspect or investigate completely because of a position taken by that foreign government. The PCAOB has oversight authority over public accounting firms that audit financial results of companies subject to the Securities Exchange Act of 1934 (the “Exchange Act”). On December 16, 2021, PCAOB issued the HFCAA Determination Report, which includes a list of those public accounting firms located outside the U.S. that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction (each a “Listed Auditor”). Our auditor, Ernst & Yong Hua Ming LLP (the “Auditor”), for our 2022 fiscal year audit and currently our public auditor was a Listed Auditor subject to the determinations announced by the PCAOB on December 16, 2021. Our Auditor is located in China.

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

The SEC publishes a list of Exchange Act reporting companies that retain a Listed Auditor that has issued an audit report for a fiscal year (each company listed is a “Commission Identified Issuer” for purposes of HFCAA). If a Commission Identified Issuer has a Listed Auditor issue audit reports for three consecutive fiscal years, then the SEC will impose an initial trading ban on the publicly traded securities of the Commission Identified Issuer, which trading ban can be lifted if Commission Identified Issuer retains a public auditor that is not a Listed Auditor and that public auditor issues an audit report for a fiscal year for the Commission Identified Issuer. The SEC’s role at this stage of the process is solely to identify issuers that have used Listed Auditors to audit their financial statements.

Our Auditor is the independent registered public accounting firm that issues the audit report included elsewhere in our Form 20-F and conducts the audit of our annual financial results. As an auditor of a company that has its stock traded publicly in the United States, our Auditor is registered with and supervised by the PCAOB and is subject to laws in the United States. Under those laws, the PCAOB conducts regular inspections or audits to assess public accounting firms acting as auditors, including our Auditor, compliance with the applicable PCAOB rules and professional standards. Since our Auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct audits and inspections completely without the approval of the Chinese authorities, our Auditor was not currently audited or inspected completely by the PCAOB and was consequently a Listed Auditor.

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

Under the current version of HFCAA, an SEC ban on trading shares of Common Stock in the U.S. could take place if we have a Listed Auditor (a public auditor that cannot be completely audited and investigated by the PCAOB for two consecutive fiscal years). If this happens, there is no certainty that we will be able to list or otherwise trade our shares on a non-U.S. exchange or that a market for our shares of Common Stock will develop outside of the U.S. The ban on trading of our shares in, or the threat of their being banned from trading in, the U.S. may materially and adversely affect the value of our Shareholders’ investment.

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

The Accelerating Holding Foreign Companies Accountable Act was passed by the US House of Representatives as part of the Omnibus Spending Bill on December 23, 2022 and was signed into law by Pres. Biden soon thereafter, thus shortening the time for the SEC to delist a non-compliant company from three years to two years if the PCAOB determines that it is unable to inspect or investigate a public company’s independent auditors in a foreign jurisdiction. If the PCAOB is not able to inspect and investigate completely our auditors in China for any reason, the SEC will subsequently prohibit our Common Stock to be listed on any of the U.S. securities exchanges or be traded over-the-counter two years after the PCAOB determination instead of three years under HFCAA.

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

The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has also indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

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

As the CSRC determines that we need to complete the required filing procedures for any such subsequent securities offerings in the same overseas market where we have previously offered and listed securities, or if such government authorities promulgate any interpretation or implement rules that would require us to obtain approvals from the CSRC or other regulatory authorities or complete required filing or other administrative procedures for any future offshore securities offering or other financing activities, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing or other administrative procedures, or obtain any waiver of aforesaid requirements if and when procedures are established to obtain such waiver. Any failure to obtain or delay in obtaining such approval or completing such filing or other administrative procedures for any future offshore securities offering, or a rescission of any such approval obtained by us, could subject us to sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory authorities may also impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from any future offshore securities offering into the PRC or take other actions that could adversely affect our business, operating results and financial condition, as well as our ability to complete any future offshore securities offering. The CSRC or any other PRC government authorities may also take actions requiring us, or making it advisable for us, to halt any future offshore securities offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect the trading price of our shares.

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

The Company provides cash support to its subsidiaries according its business development plan. For fiscal year 2022, 2023, and 2024, the Company provided cash support to its subsidiaries in Mainland China, Singapore and Hong Kong SAR. The amounts were offset when the Company’s consolidated financial statements were prepared. The balances due from subsidiaries to the Company were US$22.8, US$24.7 million, and US$36.2 million as of June 30 for fiscal 2022, 2023, and 2024, respectively. The subsidiaries provide cash support to the Company according its business development plan. The balances due to subsidiaries from the Company were US$7.1 million, US$7.6 million, and US$24.8 million as of June 30 for fiscal 2022, 2023, and 2024, respectively. The balances were reflected in the section “PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION” in our financial statements for fiscal 2022, 2023, and 2024, respectively.

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

Currently, the cybersecurity laws and regulations have not directly affected our business and operations. As the amended Measures of Cybersecurity Review took effect in February 2022, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we and our PRC legal counsel do not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

We may not meet regulatory requirements to prepare sufficiently for cybersecurity incident.

On July 26, 2023, the SEC promulgated final rules requiring public companies to have sufficient measures against cybersecurity incidents, including certain corporate governance and reporting requirements. If we are not able to implement relevant measures to comply with the SEC rules by December 31, 2023, we may be assessed a regulatory penalty due to non-compliance of the SEC rules. See Item 16K for Cybersecurity disclosure discussion.

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

We received a written notice from Nasdaq dated June 10, 2024, indicating that the closing bid price for our Common Shares fell below $1.00 per share for 30 consecutive trading days, which was not in compliance with Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rule 5810(c)(3)(A), the Company had been granted a 180-calendar day compliance period, until December 9, 2024, to regain compliance with the minimum bid price requirement. We received a notification from Nasdaq dated September 6, 2024, indicating that the closing bid price for our Common Shares has been at $1.00 per share or greater for the last 10 consecutive business days, which is in compliance with Nasdaq Listing Rule 5450(a)(1), and therefore, this case was closed. However, we cannot assure you that we can continue to meet the Nasdaq continued listing requirements in the future.

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

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on or after December 31, 2024. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

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

We are a global information technology (“IT”), consulting and solutions service provider focused on delivering services primarily to global institutions, including banking, wealth management, ecommerce, and automotive areas both in China and globally. For more than 15 years as an IT services provider for a growing network of clients within the fintech and financial services industry, CLPS has expanded its business beyond core IT services, venturing into the loan, e-commerce, academic education, and tourism sectors. Through its diversified offerings, CLPS is committed to providing comprehensive services and solutions for its clients. We have created and developed a particular market niche by providing turn-key financial solutions.

Since our inception, we have aimed to build one of the largest sales and service delivery platforms for IT services and solutions in China. The nature of our services is such that we provide a majority of services to our banking and credit card clients in order to build new or modify existing clients’ own proprietary systems. We are fully committed of delivering digital transformation services with a focus on the fintech within the areas of banking, wealth management, e-commerce, and automotive, among others, through the utilization of innovative technology to achieve our client’s goals. We maintain 20 delivery and/or R&D centers, of which 10 are strategically located in Mainland China (Shanghai, Beijing, Dalian, Tianjin, Xi’an, Chengdu, Guangzhou, Shenzhen, Hangzhou, and Hainan) and 10 are located globally (Hong Kong SAR, the United States of America, Japan, Singapore, Australia, Malaysia, India, the Philippines, Canada, and the United Arab Emirates). Our extensive network enables us to serve different clients across various geographic locations. By combining onsite or onshore support and consulting with scalable and high-efficiency offsite or offshore services and processing, we are able to meet client demands in a cost-effective manner while retaining significant operational flexibility. By serving both Chinese and global clients on a common platform, we are able to leverage the shared resources, management proficiency, industry expertise and technological know-how to attract new business and remain cost competitive. We believe that maintaining our Company as a proven and reliable partner to our clients both in China and globally positions us well to capture greater opportunities in the rapidly evolving global market for IT consulting and solutions.

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

As of the date of this Annual Report, CLPS Shanghai has seven wholly-owned subsidiaries: CLPS Chengdu, CLPS Shenzhen, CLPS Xi’an, CLPS Hangzhou, CLPS Dalian, CLPS Guangzhou, and CLPS Beijing. Besides the seven wholly-owned subsidiaries, CLPS Shanghai participated in the following investments:

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

IT consulting services primarily includes application development services for banks and institutions in the financial industry and which are billed for on a time-and-expense basis. Customized IT solutions services primarily includes customized solution development and maintenance service for general enterprises and which are billed for on a fixed-price basis. The following entities provide either consulting or solution services or both, depending on where our clients are based. The entities are currently servicing one of the services might expand to both services if our clients’ needs arise:

●	CLPS Dalian provides both IT consulting and solution services. CLPS Dalian services clients in China’s north east region, including Dalian.

●	CLPS Beijing primarily provides IT consulting services. CLPS Beijing services clients in China’s central east region, including Beijing and Tianjin.

●	CLPS SG currently only provides IT consulting services. CLPS SG services clients in South East Asia region, including Singapore.

●	JAJI China was a joint venture with the Judge Group in the US. JAJI China continues to service The Judge Group’s clients in China providing both IT consulting and solution services. JAJI China focuses on expanding its client bases with collaboration efforts with The Judge Group. On April 2, 2021, as part of business strategy, the Company changed the English entity name of its majority-owned subsidiary, Judge (Shanghai) Co., Ltd. and its wholly-owned subsidiary Judge (Shanghai) Human Resource Co., Ltd., to JAJI (Shanghai) Co., Ltd. (“JAJI China”) and JAJI (Shanghai) Human Resource Co., Ltd. (“JAJI HR”), respectively.

●	CLPS Hong Kong provides both IT consulting and solution services. CLPS Hong Kong services clients in East Asia region, including Hong Kong.

●	CLPS Shenzhen provides both IT consulting and solution services. CLPS Shenzhen services clients in Shenzhen.

●	CLPS Guangzhou primarily provides IT consulting services. CLPS Guangzhou services clients in Guangzhou.

●	Ridik Pte. provides IT consulting services. Ridik Pte. services clients in South East Asia region, including Singapore.

●	Ridik Software Pte. currently only provides IT consulting services. Ridik Software Pte. services in South East Asia region, including Singapore.

●	Ridik Sdn. primarily provides IT consulting services. Ridik Sdn. services in South East Asia region, including Malaysia.

●	CLPS California provides IT consulting services. CLPS California services clients in North America, including the United States of America.

●	CLPS Japan currently only provides IT consulting services. CLPS Japan services clients in Japan.

●	CLPS Philippines currently only provides IT consulting services. CLPS Philippines services clients in Philippines.

●	Shell Infotech Singapore currently only provides IT consulting services. Shell Infotech Singapore services clients in Singapore.

●	CLPS Shanghai, CLPS Dalian, CLPS Guangzhou, CLPS Beijing, JAJI China, Ridik Pte., CLPS Hong Kong, CLPS California, and Shell Infotech Singapore all contribute material amounts of the Company’s total revenues.

Academic education services generate revenue through fixed tuition fees for formal educational services. Tuition fees received from students are generally paid in advance prior to the beginning of each course. These services are provided by CAE, a Singapore-based learning institution that CLPS acquired in fiscal year 2024. Building on CAE’s current programs, CLPS has expanded the curriculum to include IT-related courses such as DevOps, ChatGPT, Python, SAFe Scrum Master, and more.

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

Overview

We are a global information technology (“IT”), consulting and solutions service provider focused on delivering services primarily to global institutions, including banking, wealth management, ecommerce, and automotive areas both in China and globally. For more than 15 years as an IT services provider for a growing network of clients within the fintech and financial services industry, CLPS has expanded its business beyond core IT services, venturing into the loan, e-commerce, academic education, and tourism sectors. Through its diversified offerings, CLPS is committed to providing comprehensive services and solutions for its clients. We have created and developed a particular market niche by providing turn-key financial solutions.

Since our inception, we have aimed to build one of the largest sales and service delivery platforms for IT services and solutions in China. The nature of our services is such that we provide a majority of services to our banking and credit card clients in order to build new or modify existing clients’ own proprietary systems. We are fully committed of delivering digital transformation services with a focus on the fintech within the areas of banking, wealth management, e-commerce, and automotive, among others, through the utilization of innovative technology to achieve our client’s goals. We maintain 20 delivery and/or R&D centers, of which 10 are strategically located in Mainland China (Shanghai, Beijing, Dalian, Tianjin, Xi’an, Chengdu, Guangzhou, Shenzhen, Hangzhou, and Hainan) and 10 are located globally (Hong Kong SAR, the United States of America, Japan, Singapore, Australia, Malaysia, India, the Philippines, Canada, and the United Arab Emirates). Our extensive network enables us to serve different clients across various geographic locations. By combining onsite or onshore support and consulting with scalable and high-efficiency offsite or offshore services and processing, we are able to meet client demands in a cost-effective manner while retaining significant operational flexibility. By serving both Chinese and global clients on a common platform, we are able to leverage the shared resources, management proficiency, industry expertise and technological know-how to attract new business and remain cost competitive. We believe that maintaining our Company as a proven and reliable partner to our clients both in China and globally positions us well to capture greater opportunities in the rapidly evolving global market for IT consulting and solutions.

Industry and Market Background

China’s Banking Industry

According to the 2023 annual report of China Banking and Insurance Regulatory Commission (CBIRC), China’s banking financial institutions had total assets of RMB 417.3 trillion (USD 58.8 trillion) at the end of 2023, a year-on-year increase of RMB 37.9 trillion (USD 5.3 trillion), or 9.9%. Total liabilities equalled to RMB 383.1 trillion (USD 54.0 trillion), a year-on-year increase of RMB 35.1 trillion (USD 4.9 trillion), or 10.1%. The total assets of banking financial institutions were RMB 94.3 trillion (USD 13.3 trillion) in 2010. Over the past 10 years, total assets of China’s banking financial institutions grew at a compound annual growth rate of more than 10%. However, the banking industry is facing many challenges, such as the competition with private capital, the participation of technological enterprises, changes in the financial market, the tightening of regulatory policies, and more diversified deposit substitute products, among others. Following the 2006 repeal of geographical and customer restrictions on foreign banks, the CBIRC continued the policies to open China’s banking industry for entry by foreign competitors to promote healthy competition in the industry. Since 2018, the CBIRC has announced three rounds of 34 new measures to further open up China to the outside world, such as abolishing or relaxing restrictions on foreign ownership, relaxing access conditions for foreign institutions and businesses, expanding the business scope of foreign institutions, optimizing regulatory rules for foreign institutions and simplifying administrative licensing procedures. By the end of 2023, foreign banks had set up 52 foreign legal entities, 116 branches of foreign banks and 132 representative offices in China, with a total of 888 business institutions.

Software and Information Technology Service Industry in China

According to the 2023 Economic Performance of the Software Industry report by the Ministry of Industry and Information Technology (MIIT), China’s software and information technology service industry steadily improved. The revenue of the software business grew rapidly, profitability remained stable, and the software business export slightly declined slightly.

China’s software and information technology services industry has developed and grown rapidly in recent years. The MIIT data showed that the industry’s revenue reached RMB 12.3 trillion (USD 1.7 trillion) in 2023, an increase of 13.4% compared to 2022. Profitability remained stable. In 2023, the industry achieved a total profit of RMB 1.50 trillion (USD 211.3 billion), representing an increase of 13.6% compared to the previous year, with the growth rate 7.9 percentage points higher than the same period last year. Software exports fell slightly, with the software business exporting USD 51.4 billion in 2023, a decrease of 3.6% from the previous year. Among them, the export of software outsourcing services increased by 5.4% over the previous year.

Data Source: The Ministry of Industry and Information Technology, National Bureau of Statistics of China.

The development of China’s software and IT service industry is generally characterized by:

●	Software products — In 2023, the industry’s revenue from software products reached RMB 2.90 trillion (USD 408.5 billion), an increase of 11.1% over the previous year, accounting for 23.6% of the industry’s revenue. Among them, the revenues from industrial software products are RMB 282.4 billion (USD 39.8 billion), an increase of 12.3%.

●	Information technology services — In 2023, the industry’s revenue from information technology services reached RMB 8.1 trillion (USD 1.1 trillion), an increase of 14.7% over the previous year, 1.3 percentage points higher than the level of the whole industry, accounting for 65.9% of the industry’s revenue. Among them, the aggregate revenues from cloud services and big data services were RMB 1.2 trillion (USD 169.0 billion), up by 15.4% year-on-year, accounting for 15.4% of the information technology services revenue. Integrated circuit design services revenues reached RMB 306.9 billion (USD 43.2 billion), an increase of 6.4% over the previous year. E-commerce platform technical services revenues reached RMB 1.2 trillion (USD 169.0 billion), an increase of 9.6% over the previous year.

●	Information security products and services — In 2023, the revenue of information security products and services reached RMB 223.2 billion (USD 31.4 billion), an increase of 12.4% over the previous year.

●	Embedded system software — In 2023, the revenue of embedded system software reached RMB 1.1 trillion (USD 154.9 billion), an increase of 10.6% over the previous year.

●	Development on regional level — The eastern region maintained rapid growth, and the central and western regions showed remarkable growth. In 2023, revenue from software business completed in eastern, central, western and northeastern regions were RMB 10.1 trillion (USD 1.4 trillion), RMB 696.5 billion (USD 98.1 billion), RMB 1.3 trillion (USD 183.1 billion) and RMB 288.4 billion (USD 40.6 billion), respectively, with growth rates of 13.8%, 17.4%, 8.7% and 13.9% year-on-year, respectively, accounting for 81.8%,5.7%, 10.2% and 2.3% of the national software industry, respectively. Among them, the eastern, central and northeastern regions exceeded the national average growth rate by 0.4, 4.0 and 0.5 percentage points, respectively.

Financial institutions/banking IT solutions refer to the software or IT related services provided by professional IT service providers who use their own experience and technology to meet each bank’s needs in business development, strategic development, and management efficiency. The market shares of China’s Banking IT Solution Industry from 2010 are shown as below:

Data Source: IDC

According to IDC’s 2023 China Banking IT Solution Market Share report, China’s banking sector further accelerated its digital transformation, with commercial banks introducing new IT solutions to optimize business processes, enhance customer experience, reduce operational costs, and strengthen risk control capabilities. However, due to the downward pressure of the macroeconomic environment and adjustments in banks’ IT investment budget priorities, the incremental demand for IT solutions in the banking industry has slowed down.

In 2023, the overall market size of China’s banking IT solution market reached RMB 69.3 billion (USD 9.8 billion), an increase of 6.8% over 2022. IDC predicts that by 2028, the IT solution market for China’s banking industry will reach RMB 102.17 billion (USD 14.4 billion), with a compound growth rate of 8.1% from 2023 to 2028. Key areas of IT solution investment in China’s banking industry will continue to include the distributed transformation of the core business systems, integrated credit business systems, data intelligence solutions focused on storage, management, and utilization of data, and the ongoing enhancement of comprehensive risk management capabilities.

IDC research found that the overall banking IT solution market presents the following characteristics:

●	Over the next 3 to 5 years, banking financial institutions will continue to prioritize serving the real economy, with a focus on small and micro enterprises, green development, technological innovation and other key areas. In this context, bank credit management— including the construction and upgrading of credit operating systems and the development of digital credit services— and transaction banking, covering areas such as industrial finance and small and microfinance, among others. have become focal points in the market.

●	Banking financial institutions will continue to focus on asset optimization, liability control, risk prevention, and capital supplementation as key areas of development. Accordingly, the demand for risk management, business management, regulatory reporting, compliance, and audit solutions is expected to remain robust, with the market size projected to grow over the next 2 to3 years.

●	Intelligent solutions in areas such as marketing, customer service, risk control, and operations are also key focus for commercial banks. In particular, digital channel management, digital marketing services, and comprehensive experience improvement are becoming central priorities for many banks.

●	In the future, commercial banks will place greater emphasis on data-driven comprehensive management capabilities. Fundamental data intelligence capabilities— such as data warehouse construction, data governance, the acquisition and utilization of multidimensional data, and data analysis based on cloud and AI— are the essential for commercial banks to achieve digital intelligence development.

●	The market for in demand products and solutions, such as wealth planning, wealth trusts (including and insurance trust), money management/fund portfolios, and commercial pension product consignment, has also welcomed new development opportunities.

●	AI large models will have greater application potential in the financial industry. With the enhancement of financial institutions’ capabilities in data management, model integration, and agent application, these models will demonstrate increased commercial value in various aspects, including business processes, risk management, customer service, and decision-making.

Our primary focus is in the following key operational areas:

Banking

CLPS offers a competitive advantage in the banking industry by providing professional IT consulting and solutions. We’ve established strategic partnerships with global financial institutions to deliver comprehensive banking IT services, including system implementation, testing, and enhancement for various functions like loans, savings, deposits, general ledger, account management, anti-money-laundering, risk control, and credit cards.

Whether you’re focused on traditional or online banking, CLPS offers a wide range of business modules and advanced fintech solutions. With over 15 years of experience and partnerships with leading banks, we provide a complete service package encompassing planning, development, optimization, software quality assurance, and IT staffing. This ensures banks achieve the optimal balance between cost and development for their IT needs.

Our deep understanding of the banking industry enables us to deliver best-in-class fintech solutions. These include expertise in core banking, credit cards, loans, centralized system operations and maintenance, and enterprise quality management. Leveraging our global delivery experience, we offer integrated development, mainframe and open platform integration, mobile apps, quality management, cloud, and big data solutions.

CLPS continues to innovate and has developed its own IP-protected products for key banking areas. Our industry-leading core products, such as the CAKU credit card system, loan management system, digital currency payment platform, e-commerce points mall, decision engine, and unified operations platform, integrate our extensive project experience and internal resources to enhance our clients’ efficiency and competitiveness.

CLPS drives fintech innovation, helping its clients excel in a competitive market and achieve sustainable growth.”

Revenues from our banking area were approximately $57.2 million, $61.5 million, and $67.7 million for the years ended June 30, 2024, 2023, and 2022, respectively. Revenues from our banking area accounted for 40.0%, 40.9%, and 44.5% of our total revenues in fiscal years 2024, 2023, and 2022, respectively.

Significant portion of our services caters the banking clients.

Credit Card Area

Many global credit card issuers maintain branches and supporting technical infrastructure in China. The development, testing, support, and maintenance of these platforms require a deep understanding and knowledge of the underlying business processes. Due to a shortage of qualified personnel and resources, there is a significant demand for IT consulting services among large-scale credit card platforms. CLPS offers over a decade of experience in IT consulting services for key credit card business areas, including credit card applications, account setup, authorization and activation, settlement, collection, promotion, point systems, anti-fraud, statement, reporting, and risk management. In recent years, we have successfully helped China and global clients manage their credit card IT systems, such as VisionPLUS. Our expertise extends to customizing these credit card tools and platforms to suit various business models.

Our highly experienced team possesses the requisite expertise to provide credit card-related services. Our IT consulting professionals are based in Shanghai, Dalian, and Hong Kong, offering services in various currencies across different geographical regions, including China, Singapore, the UK, the Philippines, Indonesia, and Latin America. To better meet our clients’ needs, we have developed a series of credit card solutions. These solutions leverage our deep understanding of the industry and our proven track record of success.”

Revenues from our credit card area were approximately $2.5 million, $4.3 million, and $6.6 million for the years ended June 30, 2024, 2023, and 2022, respectively. Revenues from our credit card area accounted for 4.4%, 7.0%, and 9.7% of our banking revenues in fiscal years 2024, 2023, and 2022, respectively.

Core Banking Area

We are one of China’s largest core banking system services providers for global banks. As many global banks establish IT development centers and expand their operations in China, there is a growing demand for comprehensive core banking IT services.

With over a decade of experience, we offer the support and expertise needed to implement core banking systems, including business analysis, system design, development, testing, maintenance, and global operation support. Our services cover multiple functions such as loans, deposits, general ledger, wealth management, debit cards, anti-money-laundering, statement and reporting, and risk management.

We also provide architecture consulting services for core banking systems, online banking, and mobile banking. We successfully transformed the centralized core banking system of a US-based client into a service-oriented architecture, integrating it into a global unified version to meet its diverse market needs.

Moreover, we leverage cloud-native solutions with microservices architecture for core banking systems. This approach can serve both Chinese and global banks by offering high flexibility, scalability, reliability, and multichannel connectivity to address the evolving market demands.

Revenues from our core banking area were approximately $54.6 million, $57.2 million, and $61.1 million for the years ended June 30, 2024, 2023, and 2022, respectively.

Wealth Management

This report defines ’wealth management’ as encompassing financial industry segments beyond banking, including investment banking, funds, insurance, securities, futures, clearing, consumer financing, online financing, and supply chain financing. CLPS has been a prominent player in the wealth management sector for nearly two decades, offering solutions that span system construction consulting, system development, and testing management for clients in securities, funds, insurance, and trust industries.

Drawing on its extensive project experience and service expertise, CLPS provides comprehensive solutions covering core business, customer management and outreach, channel construction, overall system operation and maintenance, and internal company management within the financial management field.

CLPS has successfully developed and implemented multiple management systems in specialized areas, including risk management, decision engines, quantitative investment, mobile cloud testing, unified operation and maintenance platforms, and enterprise digital management. In 2024, CLPS forged a strategic partnership with a leading Hong Kong insurance technology company.

Furthermore, CLPS continues to supply a global talent pool for its clients. The company currently boasts a team of over 1,000 professionals in the wealth management field, encompassing R&D, testing, operation and maintenance, and senior business experts. This team is strategically distributed across key cities in China, Southeast Asia, and North America.

Revenues from our wealth management area were approximately $35.6 million, $37.4 million, and $32.1 million for the years ended June 30, 2024, 2023, and 2022, respectively. Revenues from our wealth management area accounted for 24.9%, 24.9%, and 21.1% of our total revenues in fiscal years 2024, 2023, and 2022, respectively.

E-Commerce

At the forefront of technological innovation and business modeling, CLPS drives continuous innovation in the e-commerce landscape. CLPS’s e-commerce system comprehensively supports a diverse range of business models, including online marketplaces, cross-border e-commerce, live streaming, social media, and more. Characterized by its broad scope and adaptability, the system efficiently accommodates evolving business needs, offering flexible implementation solutions such as “0-1” system construction, optimization of existing systems, business operations, and marketing planning.

With a holistic e-commerce service approach encompassing ’system construction + business operations + marketing planning,’ CLPS empowers clients to rapidly establish their systems, streamline operations, and enhance marketing campaign conversions.

●	E-commerce system construction: CLPS provides a comprehensive e-commerce platform tailored to various modes, including traditional e-commerce, cross-border e-commerce, live streaming, and social media. Key features encompass transaction settlement, operational management, marketing activities, account systems, and membership systems.

●	E-commerce business operations: CLPS offers a refined e-commerce operational system, providing planning, design, development, and customer service through digital marketing platforms. Leveraging strategic partnerships, CLPS offers unique resource advantages and promotion channels to optimize clients’ marketing effectiveness.

●	Digital RMB (Points) Mall: As a pioneer in digital RMB application services, CLPS provides a comprehensive solution for digital RMB (points) malls, encompassing exchange rules, account design, risk control, membership system construction, and multi-level online marketplace development.

Revenues from our e-Commerce area were approximately $21.2 million, $25.5 million, and $29.4 million for the years ended June 30, 2024, 2023, and 2022, respectively. Revenues from our e-Commerce area accounted for 14.8%, 17.0%, and 19.4% of our total revenues in fiscal years 2024, 2023, and 2022, respectively.

Automotive

CLPS’s deep involvement in automotive encompasses a wide range of areas, including big data governance, data analysis, intelligent cockpits, in-car experience interaction, and in-car marketplaces. For instance, we employ multiple in-vehicle sensors to monitor human health indicators, deliver personalized in-car system applications to users through vehicle cloud data, and create cloud-based competition rankings by integrating in-car data with racing venues for interactive experiences.

Leveraging big data and artificial intelligence technology, we analyze vehicle performance data, driving behavior, and other information to provide valuable insights and optimization solutions for automotive manufacturers and service providers. CLPS has cultivated extensive research and development capabilities in various subfields of intelligent automobiles and has demonstrated the value of its products in automotive company implementations. Key areas of expertise include self-parking assistance, vehicle-cloud interaction experiences, vehicle safety technology, data-driven intelligent analysis, vehicle-to-vehicle communication, and safety monitoring and surveillance.

Revenues from our automotive area were approximately $14.2 million, $14.2 million, and $10.4 million for the years ended June 30, 2024, 2023, and 2022, respectively. Revenues from our automotive area accounted for 10.0%, 9.4%, and 6.8% of our total revenues in fiscal 2024, 2023, and 2022, respectively.

Our business scope in terms of services:

IT Consulting Services

Revenues from IT consulting services are recognized from time-and-expense basis contracts as the related services are rendered assuming all other basic revenue recognition criteria are met. Under time-and-expense basis contracts, the Company is reimbursed for actual hours incurred at pre-agreed negotiated hourly billing rates. Clients may terminate the contracts at any time before the work is completed but are obligated to pay the actual service hours incurred through the termination date at the contract billing rate.

We provide IT consulting services to our clients in the banking, wealth management, e-commerce, and automotive industries, among others.

Revenues from our IT consulting services were approximately $136.8 million, $144.3 million, and $144.1 million, respectively. Revenues from our IT consulting services accounted for 95.8%, 96.0%, and 94.8% of our total revenues in fiscal years 2024, 2023, and 2022, respectively.

Customized IT Solution Services

Revenues from fixed-price customized IT solution contracts require the Company to perform services for systems design, planning and integrating based on customers’ specific needs which requires significant production and customization. The required customization work period is generally less than one year. Upon delivery of the services, customer acceptance is generally required. In the same contract, the Company is generally required to provide post-contract customer support (“PCS’) for a period from three months to one year (“PCS period”) after the customized application is delivered. The type of service for PCS clause is generally not specified in the contract or stand-ready service on when-and-if-available basis.

CLPS provides customized IT solution services to our clients in the banking, wealth management, e-commerce, and automotive industries, among others.

We will continue to develop our new IT solutions to meet the evolving needs of our Chinese and global financial institutional clientele drawing upon the forward-looking research of our R&D center.

Revenues from our customized IT solution services were approximately $3.1 million, $4.6 million, and $6.7 million, respectively. Revenues from our customized IT solution services accounted for 2.2%, 3.0%, and 4.4% of our total revenues in fiscal years 2024, 2023, and 2022, respectively.

Academic Education Services

Academic education services, provided by CAE, generates revenue through fixed tuition fees for formal educational services. Building on CAE’s current programs, CLPS has expanded the curriculum to include IT-related courses such as DevOps, ChatGPT, Python, SAFe® Scrum Master, and more. CAE has been actively working to bridge the gap between academic education and business practice. A diverse faculty of over 100 members, including seasoned professors, industry experts, and associates, is dedicated to achieving this goal. Furthermore, significant investments are being made to develop a state-of-the-art urban campus in Singapore’s financial business district. Moving forward, CAE plans to establish applied skills facilities and a business mentorship program to provide students with internship opportunities, project collaborations, and career guidance. This strategic initiative will equip students with in-demand skills, knowledge, and valuable internship and job opportunities to facilitate their transition into the workforce.

CLPS completely acquired CAE on January 3, 2024. Revenue generated from academic education was $1.0 million for fiscal year 2024. Revenue from academic education services accounted for 0.7% of our total revenues in fiscal years 2024.

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

Software Sales

Software sales segment focuses on delivering comprehensive software solutions to our clients. We offer a range of services, including software implementation and ongoing management. Our team of experts works closely with clients to identify their specific needs and recommend suitable software solutions.

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

For the fiscal year 2024, revenues from existing and new clients accounted for 95.96% and 4.04% of the total revenue, respectively.

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

Big data empowers businesses to tailor services precisely to client needs. By extracting valuable insights from vast datasets, organizations can optimize product design, enhance user experience, and identify emerging market trends. CLPS offers comprehensive data services and IT solutions to help organizations unlock the full potential of big data across various industries.

Our expertise extends to cloud-based and on-premises system management, virtualization, and major cloud platforms. We specialize in building custom ‘private clouds’ for clients and offer comprehensive cloud services including migration, monitoring, operation, training, and tailored solutions. Our focus is on transforming financial institutions through cloud migration, cloud-native application development, data management, and multi-cloud integration.

CLPS also provides a unified platform for rapid development of custom Large Language Model (LLM) agents. Our platform offers a conversational interface, rich human-computer interaction, flexible agent management and triggering, customizable integration, pre-built skill templates, a visual workflow builder, a tool marketplace, and an LLMOps experimentation environment.

Furthermore, CLPS leverages blockchain technology to revolutionize the banking and financial services industry. By partnering with clients, we explore innovative blockchain applications to transform traditional banking models and deliver cutting-edge financial services.

●

Continue to invest in training and development of our world-class human capital base — We place a high priority on attracting, training, developing and retaining our human capital base to be increasingly competitive. Spearheaded by the CLPS Academy, we will continue to build our professional talent pool through our TCP and TDP to ensure the sustainable supply of financial IT talent resources. These programs are the result of our collaboration with universities and utilization of a technical curriculum and professional certifications developed and maintained by our Company. We will continue to develop our scalable human capital platform by implementing resource planning and staffing systems and by attracting, training and developing high-quality professionals to form CLPS’s large talent pool in order to meet ever-changing clients’ needs. We will build on and leverage existing training programs and leverage the CLPS Academy, which we intend to expand to other key cities and other industries to tap deeper into CLPS’s talent pool. In addition to our dedicated training centers, we expect to open additional training centers overseas as we anticipate increasing demand for our services and solutions. We will continue to strengthen our collaboration with leading domestic universities to improve our on-campus recruiting results and help to better prepare graduates for work in our industry. Spearheaded by the CLPS Academy, the strength of our TCP/TDP program adds to our recognition in the industry by competitors and customers alike.

For the fiscal year 2024, we trained more than 335 interns.

CLPS’s acquisition of College of Allied Educators Pte. Ltd. (CAE) marks a strategic expansion into the academic education sector. CAE, a Singapore-based learning institution, complements CLPS’s existing business by providing a platform for vertical integration. In addition to CAE’s current course offerings, we have introduced IT-related programs, creating valuable internship and job opportunities for graduates.

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

CLPS has expanded its credit card business in Hong Kong through the acquisition of Purple Potato Finance Limited. Purple Potato’s money lending license allows CLPS to provide credit card services in the Hong Kong market. CLPS plans to leverage Purple Potato’s qualifications and QCC’s credit card product strengths to capitalize on the recovery of the Hong Kong tourism industry, offering innovative credit card services for consumers.

CLPS has strategically expanded into the academic education sector by acquiring College of Allied Educators Pte. Ltd. (CAE), a Singapore-based learning institution. CAE complements CLPS’s existing business, providing a platform for vertical integration. In addition to CAE’s current course offerings, we have introduced IT-related programs, creating valuable internship and job opportunities for graduates.

CLPS has acquired Shell Infotech Pte. Ltd. and its wholly-owned subsidiary Shell Infotech Consulting Sdn. Bhd., expanding its client base and market share in Southeast Asia. Shell Infotech, a leading IT consulting and managed services provider in Singapore and Malaysia, offers a wide range of IT services, including software development, SAP solutions, enterprise applications, and managed services, with a focus on the banking and insurance sectors. This acquisition strengthens CLPS’s core IT competencies and service offerings.

CLPS has entered into a strategic cooperation agreement with AIA Digital+ China to leverage their combined strengths and resources to drive mutual business growth and innovation. The collaboration aims to expand overseas markets, explore new business opportunities, and promote product and service innovation in the insurance and financial sectors.

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

The aforementioned acquisitions have been instrumental in driving CLPS’s global expansion strategy. In addition, CLPS has expanded its presence in the Canadian market by establishing a new subsidiary in Ottawa and partnering with Invest Ottawa. This collaboration aims to augment CLPS’s international influence and provide enhanced products and services to Canadian-based clients. CLPS believes that Canada’s economic stability, innovation, and diverse business landscape offer extensive development opportunities for its expansion.

CLPS has been actively participating in industry events to boost its international presence. CLPS was a speaker at the Silicon Valley AI/Data Science Meetups, showcasing its expertise in AI and data science. CLPS has also participated in other events such as the Singapore FinTech Festival and the BUSSINESS GOVirtual Technology Expo and Conference in Hong Kong, where it showcased its innovative fintech solutions and engaged in discussions about digital transformation. These events provide opportunities for CLPS to network with industry experts, showcase its competitive advantages, and expand its international footprint.

●	Capitalizing on growth opportunities through strategic diversification into emerging sectors — CLPS is strategically diversifying its portfolio by expanding into the loan, e-commerce, academic education, and tourism sectors. While maintaining its focus on IT services, the company is broadening its reach into these industries, applying its expertise to drive innovation and capture emerging market opportunities. This approach allows CLPS to enhance service delivery, explore new revenue streams, and strengthen its competitive position across multiple sectors.

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

2. Talent Creation Program, Talent Development Program, and Academic Education

Spearheaded by the CLPS Academy, we have established employee loyalty through the core engine of TCP and TDP programs both are integral parts of our supply chain which supports our service lines. Since 2008, our talent training services have offered training courses in five areas, including domain knowledge, technology skills, data security and management compliance training, soft skills for personnel; and English language skills including verbal and business correspondence for all level, especially for those who need to communicate with global customers directly on a daily basis. We believe that the depth and comprehensive nature of our talent training services are key features that distinguish us from our competitions. For more than 15 years, the Company has been recruiting, training, developing and retaining human capital and talents. We have been developing and upgrading our CLPS Virtual Banking Platform (CLB) to train specialized financial IT professionals. CLB is one of the crucial components which enables our Talent Creation Program. It contains a full set of banking application modules covering areas such as core banking, credit cards and wealth management incorporated with cutting-edge technologies, such as JAVA, Android & iOS, HTML and big data. We select qualified students each year to participate in our training program. During their junior and senior years, the students learn to implement the concepts covered by our TCP platform along with their other computer science theory and coursework. Thereafter, the students join us as interns to continue improving their software development skills and will eventually become part of our development teams. As a result, graduates have an equivalent of nine months’ worth of “on the job” training and experience. For the fiscal year 2024, we trained 335 interns. In addition, CLPS has entered into a strategic cooperation agreement with Dongbei University of Finance and Economics to foster collaboration in practical research, enterprise case studies, and academic ecosystem development. This partnership aims to enhance the employability of university students and equip them with the skills necessary for the fintech industry. CLPS has also signed a memorandum of understanding with International Business College and the Cross-Border Education Center of Dongbei University of Finance and Economics to establish a training base dedicated to nurturing fintech talents. Additionally, CLPS has been recognized with the “Best Employer Award” from the University of Adelaide for its commitment to providing employment opportunities and a conducive environment for students’ professional development.

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

CLPS has strategically expanded into the academic education sector by acquiring CAE, a Singapore-based learning institution. CAE complements CLPS’s existing business by providing a platform for vertical integration. In addition to CAE’s current course offerings, we have introduced IT-related programs, creating valuable internship and job opportunities for graduates.

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

As of fiscal year 2024, CLPS maintained more than 3,325 employees, of which, more than 2,885 IT talents serve our customers. Among them, more than 99% work full-time for customers and the rest of the 1% work on project-based such as IT engineers, project managers, business analysts, among others, or are involved in research of innovative projects.

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

Sales and Marketing

We have invested in building a broad sales force and marketing team. As of June 30, 2024, our business development teams consisted of 62 full-time sales and marketing personnel, including 37 sales managers, each of whom is responsible for a designated sales region or client account. We plan to enhance our sales efforts by recruiting more sales personnel both domestically and overseas.

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

Big data offers businesses a powerful tool to understand customer behavior and tailor their offerings accordingly. By analyzing vast datasets, organizations can gain insights into customer preferences, optimize product design, and predict future trends. CLPS research provides comprehensive data services and IT solutions to help businesses harness the potential of big data, including data engineering, data science, data governance, data innovation, and data product development. CLPS also offers data platform, data warehouse, data governance, and data science capabilities to support organizations in their big data initiatives.

CLPS offers extensive experience in cloud computing, specializing in virtualization and major cloud platforms. Our expertise extends beyond product development to building custom private clouds and providing comprehensive cloud services. CLPS focuses on transforming financial institutions through cloud migration, cloud-native application development, data management, and multi-cloud integration. They aim to empower financial institutions with flexible, scalable, and innovative digital solutions. Key technologies include distributed storage, microservices, cloud migration, cloud monitoring and operations, virtualization technologies, containerization technologies, automated management, cloud security, multi-cloud management, and unified logging. Cloud computing offers enhanced data processing efficiency and reduced IT costs, promoting sustainable business practices.

CLPS offers a platform for developing custom LLM agents, including conversational interface, agent management, and pre-built templates. The platform also provides model management, data management, and enterprise knowledge integration. CLPS focuses on developing advanced algorithms for intelligent content generation, applying natural language processing, computer vision, and neural networks. Its aim is to transform AIGC technology into practical business applications, such as intelligent customer service and AI scoring. CLPS is committed to fostering an AIGC ecosystem through collaboration with diverse partners, aiming to create an open environment that accelerates AIGC adoption. Its collaboration with industry leaders, academia, and associations helps establish AIGC standards and promote technology adoption. CLPS is a leading force in AIGC technology, focusing on research, application development, and ecosystem building. Its dedication to pioneering AIGC advancements through innovative algorithms and models drives the delivery of tailored AIGC solutions across industries, empowering businesses to drive digital transformation.

CLPS specializes in blockchain technology, revolutionizing the banking and financial services industry. Its decentralized, immutable, and traceable nature ensures fair and transparent transactions. CLPS partners with clients to explore innovative blockchain applications, transforming traditional banking models and delivering cutting-edge financial services. CLPS is dedicated to researching and developing innovative blockchain applications across various industries, delivering fast, efficient blockchain solutions that build trust, drive digital transformation, and accelerate enterprises towards an intelligent future. CLPS creates secure, efficient, and transparent blockchain ecosystems that help businesses thrive in competitive markets.

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

Employees

We believe resource management and planning is critically important to supporting our growth, and we are committed to effectively recruiting, training, developing and retaining our human capital. Our total number of employees was 3,325 employees as of June 30, 2024 from 3,509 employees in June 30, 2023. Approximately 60% of our personnel are dedicated to serving our foreign financial institution clients. Such personnel maintain up to date financial domain knowledge, technical development and testing skills in Java, .Net, C, C++, testing tools, android or iOS app, blockchain, big data, cloud computing, and mainframe COBOL. None of our employees are represented by a labor union or collective bargaining agreements. We consider our employee relations to be good. We believe that attracting and retaining highly experienced associates and sales and marketing personnel is a key to our success. In addition, we believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

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

We have registered for the following trademarks:

Mark	Country of Registration	Application Number	Class/Description	Current Owner	Status
	China	19288958	Class 9: Recorded computer programs (programs); Recorded computer operating programs Computer peripherals; Computer software (recorded); Connector (data processing equipment); Monitor program (computer program); Electronic publications (downloadable); Computer program (downloadable software); Downloadable computer application software; Computer hardware	CLPS Shanghai Co., Ltd.	Registered

	China	19289112	Class 38: Information transmission; Computer terminal communication; Computer-aided information and image transmission; Information transmission equipment rental; Provide telecommunications link services to connect with the global computer network; Telecommunications routing and junction services; Provide access service for global computer network users; Provide database access service; Digital file transfer Teleconference call service	CLPS Shanghai Co., Ltd.	Registered

	China	19289503	Class 9: Recorded computer programs (programs); Recorded computer operating programs; Computer peripherals; Computer software (recorded); Connector (data processing equipment); Monitor program (computer program); Electronic publications (downloadable); Computer program (downloadable software); Downloadable computer application software; Computer hardware	CLPS Shanghai Co., Ltd.	Registered

	China	19289341	Class 42: Technical research; Research or develop new products for others; Computer programming; Computer software design; Computer hardware design and development consulting; Computer software rental; Computer software maintenance; Computer system analysis; Computer software installation; Computer software consulting	CLPS Shanghai Co., Ltd.	Registered

	China	19289214	Class 41: Teaching; Education; Training; Practical training (demonstration); Employment guidance (education or training consultants); Arrange and organize academic seminars; Arrange and organize meetings; Arrange and organize general meeting; Arrange and organize symposium; Arrange and organize training classes	CLPS Shanghai Co., Ltd.	Registered

Mark	Country of Registration	Application Number	Class/Description	Current Owner	Status
	Hong Kong, China	47628610	Class 36: Financial management; Financial consulting; Credit card payment processing; Debit card payment processing; Credit card issuing; Online banking service; Credit card related investigations; Electronic credit card transaction processing; Credit card issuance; Credit card verification; Credit card transaction processing service; Banking services	CLPS Technology (HONG KONG) Co., Ltd.	Registered

	Hong Kong, China	47629542	Class 41: Teaching; Education; Training; Arrange and organize academic seminars; Arrange and organize meetings; Arrange and organize training courses; Arrange and organize on-site education forums; Written publication (excluding advertising text); Book publication; Online publication of e-books and magazines; Provide non-downloadable online electronic publications	CLPS Technology (HONG KONG) Co., Ltd.	Registered

	China	54531262	Class 42: Technical research; Research and develop new products for other parties; Information technology consulting services; Industrial product design; Computer software update; Computer software design and development ; Computer software maintenance; Computer hardware design and development consulting; Cloud computing; computer programming	JAJI (Shanghai) Co., Ltd.	Registered

The following is a list of the Company’s copyrights:

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS HR Management Platform Software V1.0	China	2009SR015975	CLPS Shanghai Co., Ltd.	29th April 2009	Registered
CLPS Food and Beverage Report Analysis and Management Platform Software V1.0	China	2009SR060110	CLPS Shanghai Co., Ltd.	28th December 2009	Registered
CLPS Apparel Industry POS Management Platform Software V1.0	China	2009SR060102	CLPS Shanghai Co., Ltd.	28th December 2009	Registered
CLPS Express Information Interactive Platform Software V1.0	China	2009SR060112	CLPS Shanghai Co., Ltd.	28th December 2009	Registered
CLPS Chain Store Information Interactive Platform Software V1.0	China	2009SR060108	CLPS Shanghai Co., Ltd.	28th December 2009	Registered
CLPS Project Analysis and Management Platform Software V1.0	China	2009SR060169	CLPS Shanghai Co., Ltd.	28th December 2009	Registered
CLPS Payroll Accounting System Platform Software V1.0	China	2010SR043564	CLPS Shanghai Co., Ltd.	25th August 2010	Registered
CLPS Fast Moving Consumer Goods Frontline Staff Management Platform Software V1.0	China	2010SR043561	CLPS Shanghai Co., Ltd.	25th August 2010	Registered
CLPS Staff Management Platform Software V1.0	China	2010SR043562	CLPS Shanghai Co., Ltd.	25th August 2010	Registered
CLPS Coal Mining Enterprise Information System Management Platform Software V1.0	China	2010SR045449	CLPS Shanghai Co., Ltd.	1st September 2010	Registered
CLPS Campus Expense Card Web Service System Platform Software V1.0	China	2010SR045441	CLPS Shanghai Co., Ltd.	1st September 2010	Registered
CLPS Campus Expense Card Bathroom Management Service Software V1.0	China	2010SR045444	CLPS Shanghai Co., Ltd.	1st September 2010	Registered
CLPS Machinery Industry ERP Management Platform Software V1.0	China	2010SR045802	CLPS Shanghai Co., Ltd.	2nd September 2010	Registered
CLPS Assignment and Task Management Platform Software (short name: Assignment and Task Management System) V1.0	China	2011SR076863	CLPS Shanghai Co., Ltd.	25th October 2011	Registered
CLPS Marketing Assistant System Platform Software V1.0	China	2012SR096727	CLPS Shanghai Co., Ltd.	15th October 2012	Registered
CLPS Outsourcing Service Staff Management System Platform Software V1.0	China	2012SR096666	CLPS Shanghai Co., Ltd.	15th October 2012	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Outsourcing Service Staff System Background Management Software V1.0	China	2012SR096731	CLPS Shanghai Co., Ltd.	15th October 2012	Registered
CLPS Logistics Terminal Distribution Platform Software V1.0	China	2012SR096668	CLPS Shanghai Co., Ltd.	19th October 2012	Registered
CLPS HR Background Support Management System V1.0	China	2012SR098440	CLPS Shanghai Co., Ltd.	19th October 2012	Registered
CLPS HR Management System Platform Software (short name: HR Management System) V1.0	China	2012SR098429	CLPS Shanghai Co., Ltd.	19th October 2012	Registered
CLPS Outsourcing Service Staff Resume Entry System Platform Software V1.0	China	2012SR098687	CLPS Shanghai Co., Ltd.	19th October 2012	Registered
CLPS Bank Document Business Management Software (short name: Document Management) V1.0	China	2013SR054800	CLPS Shanghai Co., Ltd.	5th June 2013	Registered
CLPS Bank Monetary Transaction Management Software (short name: Monetary Transaction Management) V1.0	China	2013SR054796	CLPS Shanghai Co., Ltd.	5th June 2013	Registered
CLPS Bank Expense Management Software V1.0	China	2014SR168125	CLPS Shanghai Co., Ltd.	4th November 2014	Registered
CLPS Bank Repayment Process Software V1.0	China	2014SR168130	CLPS Shanghai Co., Ltd.	4th November 2014	Registered
CLPS Bank Point Accumulative Management Software V1.0	China	2014SR168132	CLPS Shanghai Co., Ltd.	4th November 2014	Registered
CLPS Bank Interest Process Software V1.0	China	2014SR168136	CLPS Shanghai Co., Ltd.	4th November 2014	Registered
CLPS Bank Credit Application Software V1.0	China	2014SR168138	CLPS Shanghai Co., Ltd.	4th November 2014	Registered
CLPS Mortgage Loan Plan Spreadsheet Tool Software (short name: Loan Spreadsheet) V1.0	China	2015SR198772	CLPS Shanghai Co., Ltd.	16th October 2015	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Bank Product Management Software V1.0	China	2015SR198610	CLPS Shanghai Co., Ltd.	16th October 2015	Registered
CLPS Bank Deposit and Withdrawal Services Management Software V1.0	China	2015SR198176	CLPS Shanghai Co., Ltd.	16th October 2015	Registered
CLPS Bank Loan Application Management Software V1.0	China	2015SR198654	CLPS Shanghai Co., Ltd.	16th October 2015	Registered
CLPS Bank Repayment Management Software V1.0	China	2015SR198649	CLPS Shanghai Co., Ltd.	16th October 2015	Registered
CLPS Bank Exchange Rate Management Software V1.0	China	2015SR198774	CLPS Shanghai Co., Ltd.	16th October 2015	Registered
CLPS Bank Interest Settlement Software V1.0	China	2015SR198246	CLPS Shanghai Co., Ltd.	16th October 2015	Registered
CLPS Bank Foreign Exchange Transaction Software V1.0	China	2015SR198240	CLPS Shanghai Co., Ltd.	16th October 2015	Registered
CLPS Bank Investment Management Securities Business Software V1.0	China	2016SR376924	CLPS Shanghai Co., Ltd.	16th December 2016	Registered
CLPS Bank Big Data Decision-making Platform Customer Portrayal Software V1.0	China	2016SR382920	CLPS Shanghai Co., Ltd.	20th December 2016	Registered
CLPS Internet Financial Cloud Mobile Banking Software V2.0	China	2016SR398821	CLPS Shanghai Co., Ltd.	27th December 2016	Registered
CLPS Wantong Calculus Mall Software V2.0	China	2017SR118507	CLPS Beijing Hengtong Co., Ltd.	17th April 2017	Registered
CLPS RC Rules Engine Software	China	2017SR169307	CLPS Ruicheng Co., Ltd.	9th May 2017	Registered
CLPS Internet Financing Collection Management Software V2.0	China	2017SR119266	CLPS Ruicheng Co., Ltd.	17th April 2017	Registered
CLPS Points Management Platform Software	China	2017SR119078	CLPS Ruicheng Co., Ltd.	17th April 2017	Registered
CLPS Full-web Order Receiving Unified Platform Management Software V2.0	China	2017SR202535	CLPS Ruicheng Co., Ltd.	24th May 2017	Registered
CLPS Quanxi Intelligent Marketing Platform Clients Growth Center Software V2.0	China	2017SR565576	CLPS Shanghai Co., Ltd.	13th October 2017	Registered
CLPS Enterprise Recruitment Intelligent Cooperation Platform Software V2.0	China	2017SR646712	CLPS Shanghai Co., Ltd.	24th November 2017	Registered
CLPS Intelligent Online Training Test Instructional Management Software V1.0	China	2017SR646507	CLPS Shanghai Co., Ltd.	24th November 2017	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Enterprise Internet Qinqin Loan Background Management Software V1.0	China	2017SR647634	CLPS Shanghai Co., Ltd.	24th November 2017	Registered
CLPS Blockchain Based Virtual Credits Background Management Software V2.0	China	2017SR645676	CLPS Shanghai Co., Ltd.	24th November 2017	Registered
CLPS Enterprise Talent Information Intelligent Management Software V2.0	China	2017SR645650	CLPS Shanghai Co., Ltd.	24th November 2017	Registered
CLPS Enterprise Recruitment Intelligent Cooperation Platform Software V2.0	China	2017SR647190	CLPS Shanghai Co., Ltd.	24th November 2017	Registered
CLPS General Points Platform and Business Center Software V1.0	China	2019SR0004653	CLPS Shanghai Co., Ltd.	2nd January 2019	Registered
CLPS Online Financial Microloan Software V1.0	China	2019SR0004669	CLPS Shanghai Co., Ltd.	2nd January 2019	Registered
CLPS Bank Customer Management Software V1.0	China	2019SR0004663	CLPS Shanghai Co., Ltd.	2nd January 2019	Registered
CLPS Online Financial Management Software V1.0	China	2019SR0140935	CLPS Shanghai Co., Ltd.	14th February 2019	Registered
CLPS Talent Training One-Stop Platform Software V1.0	China	2020SR0094641	CLPS Shanghai Co., Ltd.	19th January 2020	Registered
CLPS Project Management Software [PMS]V2.0	China	2020SR0095716	CLPS Shanghai Co., Ltd.	19th January 2020	Registered
CLPS Online Financial Management Software V2.0	China	2020SR0095716	CLPS Shanghai Co., Ltd.	19th January 2020	Registered
CLPS Online Financial Microloan Software V3.0	China	2020SR0094745	CLPS Shanghai Co., Ltd.	19th January 2020	Registered
CLPS Bank Customer Management Software V3.0	China	2020SR0095318	CLPS Shanghai Co., Ltd.	19th January 2020	Registered
CLPS Online Financial Accounting Management Software V1.0	China	2020SR0095725	CLPS Shanghai Co., Ltd.	19th January 2020	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Blockchain Based Virtual Credits Background Management Software V3.0	China	2020SR0224622	CLPS Guangzhou Co., Ltd.	9th March 2020	Registered
CLPS Enterprise Recruitment Intelligent Cooperation Platform Software V3.0	China	2020SR0224616	CLPS Guangzhou Co., Ltd.	9th March 2020	Registered
CLPS Enterprise Talent Information Intelligent Management Software (“ERP System”) V3.0	China	2020SR0224243	CLPS Guangzhou Co., Ltd.	9th March 2020	Registered
CLPS Ruicheng ERP-TRMS Software (“ERP-TRMS”) V1.0	China	2020SR1691822	CLPS Ruicheng Co., Ltd.	30th November 2020	Registered
CLPS Ruicheng BPM Organizational Structure and Process Approval Software (“BPM”) V1.0	China	2020SR1691823	CLPS Ruicheng Co., Ltd.	30th November 2020	Registered
CLPS Ruicheng Timesheet CLPS Management Software(“Timesheet”) V2.0	China	2020SR1691884	CLPS Ruicheng Co., Ltd.	30th November 2020	Registered
CLPS Ruicheng WeChat Based Timesheet Management Software (“Timesheet”) V1.0	China	2020SR1691802	CLPS Ruicheng Co., Ltd.	30th November 2020	Registered
JAJI China EKYC Based Mobile Banking Software(“Mobile Banking”) V1.0	China	2020SR1692693	JAJI (Shanghai) Co., Ltd.	30th November 2020	Registered
CLPS Project Management Software(“PMS”) V3.0	China	2021SR0113240	CLPS Shanghai Co., Ltd.	21st January 2021	Registered
CLPS Credit Card Comprehensive Information Platform Software(“ChinaLinkV”) V2.1.1	China	2021SR0113286	CLPS Shanghai Co., Ltd.	21st January 2021	Registered
CLPS Meeting Room Reservation Management Software(“Meeting”) V1,0	China	2021SR0113234	CLPS Shanghai Co., Ltd.	21st January 2021	Registered
CLPS BPM Organizational Structure and Process Approval Software(“BPM”) V2.0	China	2021SR0216840	CLPS Shanghai Co., Ltd.	7th February 2021	Registered
CLPS EKYC Based Mobile Banking Software (“Mobile Banking”) V2.0	China	2021SR0216890	CLPS Shanghai Co., Ltd.	7th February 2021	Registered
Hainan Qincheng BPM Organization Structure and Process Approval Software(“BPM”) V2.0	China	2021SR783928	Hainan Qincheng Software Technology Co., Ltd.	27th May 2021	Registered
Hainan Qincheng ERP-TRMS Software(“ERP-TRMS”) V2.0	China	2021SR0783904	Hainan Qincheng Software Technology Co., Ltd.	27th May 2021	Registered
Hainan Qincheng Timesheet Management Software(“Timesheet”) V3.0	China	2021SR0783929	Hainan Qincheng Software Technology Co., Ltd.	27th May 2021	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
Hainan Qincheng WeChat Based Timesheet Management Software (“Timesheet”) V2.0	China	2021SR0783905	Hainan Qincheng Software Technology Co., Ltd.	27th May 2021	Registered
JAJI Project Management Software V4.0	China	2021SR1775321	JAJI (Shanghai) Co., Ltd.	30th June 2021	Registered
CLPS Meeting Room Reservation Management Software V2.0	China	2021SR1628925	CLPS Shanghai Co., Ltd.	31st July 2021	Registered
JAJI One-Stop Platform for Talent Cultivation Based on Internationalization V2.0	China	2021SR1775007	JAJI (Shanghai) Co., Ltd.	28th September 2021	Registered
JAJI Project Lifeline Tracking Management System V1.0	China	2021SR1952575	JAJI (Shanghai) Co., Ltd.	30th September 2021	Registered
JAJI Salary Query Software V1.2	China	2021SR1952576	JAJI (Shanghai) Co., Ltd.	13th October 2021	Registered
JAJI Internet Financial Accounting Management Software V2.0	China	2021SR2008521	JAJI (Shanghai) Co., Ltd.	14th October 2021	Registered
JAJI Bank Clients Management Software Based on Distributed Architecture V1.0	China	2021SR1969086	JAJI (Shanghai) Co., Ltd.	14th October 2021	Registered
JAJI Talent Recommendation and Recruitment Mobile Platform Software V1.0	China	2021SR2085396	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI BPM BPM Organizational Structure and Process Approval Software V4.0	China	2021SR1880802	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI Online Finance Management Software Based on Distributed Architecture V1.0	China	2021SR2008522	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI Enterprise Talent Information Analysis and Management Software Based on Distributed Architecture V2.0	China	2021SR1901457	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI Mobile Banking System Based on Intelligent Face Recognition V1.0	China	2021SR1969085	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI Talent Resume Management DB Database Software V1.5	China	2021SR1952673	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI Business Points Mall WeChat Platform Software V1.0	China	2021SR1952574	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
CLPS EKYC Based Mobile Banking Software (“Mobile Banking”) V3.0	China	2021SR1617316	CLPS Shanghai Co., Ltd.	2nd November 2021	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Credit Card Comprehensive Information Platform Software(“ChinaLinkV”) V3.0	China	2021SR1617317	CLPS Shanghai Co., Ltd.	2nd November 2021	Registered
CLPS Credit Card Big Data Integrated Management Background Software V2.0	China	2021SR1619652	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Clearing Management Software V1.0	China	2021SR1619639	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Risk Management Software V1.0	China	2021SR1619640	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Account Establishment and Card Making Software V1.0	China	2021SR1619641	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Authorization Management Software V1.0	China	2021SR1619642	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Customer Service Management Software V1.0	China	2021SR1619643	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Merchant Consumption Integrated Comprehensive Management Software V1.0	China	2021SR1619651	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Internet Financing Collection Software V1.5	China	2021SR1666790	CLPS Shanghai Co., Ltd.	8th November 2021	Registered
CLPS Online Learning Platform Software V1.5	China	2021SR1666804	CLPS Shanghai Co., Ltd.	8th November 2021	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
JAJI Dual Recording Platform Software V1.0	China	2021SR2116913	JAJI (Shanghai) Co., Ltd.	17th November 2021	Registered
Chenqin FATA Authorized Testing Automation Tool Software	China	2022SR1457563	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2022	Registered
Chenqin MC Transaction Simulation Tool Software	China	2022SR1457579	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2022	Registered
Chenqin OpenAPI Interface Resource Management Platform Software	China	2022SR1457562	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2022	Registered
Chenqin VISA Transaction Simulation Tool Software	China	2022SR1462651	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2022	Registered
Chenqin Scene Engine Software	China	2022SR1462652	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2022	Registered
Chenqin Batch Scheduling Management Platform Software	China	2022SR1462653	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2022	Registered
Chenqin Authorization Authentication Management Software	China	2022SR1457578	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2022	Registered
Chenqin CUP Trading Simulation Tool Software	China	2022SR1474275	Shanghai Chenqin Information Technology Services Co., Ltd.	4th November 2022	Registered
Chenqin JCB Transaction Simulation Tool Software	China	2022SR1480972	Shanghai Chenqin Information Technology Services Co., Ltd.	8th November 2022	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS CRM Customer Management Software V1.0	China	2022SR1561547	CLPS Shanghai Co., Ltd.	23rd November 2022	Registered
CLPS Talent Order Matching Software V1.0	China	2022SR1561546	CLPS Shanghai Co., Ltd.	23rd November 2022	Registered
CLPS Talent Delivery Management Software V1.0	China	2022SR1561545	CLPS Shanghai Co., Ltd.	23rd November 2022	Registered
CLPS Rules and Regulations Document Management Software V1.0	China	2022SR1561390	CLPS Shanghai Co., Ltd.	23rd November 2022	Registered
CLPS Data Sharing SD Software V2.0	China	2022SR1561392	CLPS Shanghai Co., Ltd.	23rd November 2022	Registered
CLPS PL Report System Software V2.0	China	2022SR1561391	CLPS Shanghai Co., Ltd.	23rd November 2022	Registered
JAJI CRM Customer Management Software User Manual V2.0	China	2023SR0235089	JAJI (Shanghai) Co., Ltd.	14th February 2023	Registered
JAJI Talent Order Matching Software User Manual V2.0	China	2023SR0235088	JAJI (Shanghai) Co., Ltd.	14th February 2023	Registered
JAJI Talent Delivery Management System User Manual V2.0	China	2023SR0235112	JAJI (Shanghai) Co., Ltd.	14th February 2023	Registered
JAJI Rules and Regulations Document Management System User Manual V2.0	China	2023SR0235113	JAJI (Shanghai) Co., Ltd.	14th February 2023	Registered
JAJI Data Sharing SD Software V3.0	China	2023SR0235114	JAJI (Shanghai) Co., Ltd.	14th February 2023	Registered
JAJI PL Report System Software V3.0	China	2023SR0235115	JAJI (Shanghai) Co., Ltd.	14th February 2023	Registered
Digital Currency Happy Shopping Platform Software V2.0	China	2023SR0911860	CLPS Shenzhen Co., Ltd.	9th August 2023	Registered

Chenqin Digital RMB Canteen System V3.0	China	2023SR1145755	Shanghai Chenqin Information Technology Services Co., Ltd.	22nd September 2023	Registered
Chenqin Cloud Mall Platform Transaction Software V1.0	China	2023SR1176614	Shanghai Chenqin Information Technology Services Co., Ltd.	28th September 2023	Registered
Chenqin Lottery Platform Software V1.0	China	2023SR1183041	Shanghai Chenqin Information Technology Services Co., Ltd.	7th October 2023	Registered
Chenqin Rules Engine Management Platform Software V1.0	China	2023SR1182353	Shanghai Chenqin Information Technology Services Co., Ltd.	7th October 2023	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
JAJI Decision Tree Editing Software V2.0	China	2023SR1193997	JAJI (Shanghai) Co., Ltd.	8th October 2023	Registered
JAJI Decision Rule UDK Editing Software V2.0	China	2023SR1205627	JAJI (Shanghai) Co., Ltd.	10th October 2023	Registered
JAJI Quantitative Matching Software V1.0	China	2023SR1204049	JAJI (Shanghai) Co., Ltd.	10th October 2023	Registered
JAJI Quantitative Configuration Software V1.0	China	2023SR1204959	JAJI (Shanghai) Co., Ltd.	10th October 2023	Registered
JAJI Quantitative Execution System V1.0	China	2023SR1209552	JAJI (Shanghai) Co., Ltd.	11th October 2023	Registered
CLPS PC AMS Asset Management System V1.0	China	2023SR1217432	CLPS Shanghai Co., Ltd.	11th October 2023	Registered
CLPS Video Interview System V1.0	China	2023SR1217429	CLPS Shanghai Co., Ltd.	11th October 2023	Registered
CLPS Talent Introduction Management System V3.0	China	2023SR1216783	CLPS Shanghai Co., Ltd.	11th October 2023	Registered
CLPS WeChat AMS Asset Management System V1.0	China	2023SR1221845	CLPS Shanghai Co., Ltd.	12th October 2023	Registered
CLPS Process Approval WeChat Software V1.0	China	2023SR1222463	CLPS Shanghai Co., Ltd.	12th October 2023	Registered
Chenqin Unified Management Platform for Network Collection V3.0	China	2023SR1322594	Shanghai Chenqin Information Technology Services Co., Ltd.	27th October 2023	Registered
CLPS BPM Organizational Structure and Process Approval Software V5.0	China	2023SR1353798	CLPS Shanghai Co., Ltd.	2nd November 2023	Registered
JAJI Decision Rule Scoring Card Editing Software V2.0	China	2023SR1358161	JAJI (Shanghai) Co., Ltd.	2nd November 2023	Registered
Chenqin Credit Card Application Approval Platform Software V1.0	China	2023SR1392594	Shanghai Chenqin Information Technology Services Co., Ltd.	7th November 2023	Registered

The following is a list of the Company’s patents:

Patent Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
Credit Card Clearing and Settlement Platform, Batch Task Processing Method and Server	China	CN 117539643 B	Shanghai Chenqin Information Technology Services Co., Ltd.	29th March 2024	Registered
Task Data Processing Method and Device for Credit Card Platform	China	CN 117539641 B	Shanghai Chenqin Information Technology Services Co., Ltd.	2nd April 2024	Registered
Distributed Scheduling Platform and Scheduling Method for Credit Cards	China	CN 117539642 B	Shanghai Chenqin Information Technology Services Co., Ltd.	2nd April 2024	Registered

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

In addition, the Company manages and operates several other facilities. We rent office space in Shanghai, Hangzhou, Tianjin, Shenzhen, Guangzhou, Dalian, Xi’an, Chengdu, Beijing, Hainan, Japan, India, the U.S., Vietnam and the Philippines. Rent expenses amounted to $1,514,162, $1,086,622, and $1,085,888 for the years ended June 30, 2024, 2023, and 2022, respectively. We believe our facilities are adequate for our current needs.

Facility	Address	Space (m2)
Shanghai Office	2nd Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong District, Shanghai, PRC	1,259.94

Shanghai Office	1st Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong District, Shanghai, PRC	914.62

Shanghai Office	Room 511&513, Building 1, No. 2966 Jinke Road, Zhangjiang High tech Park, Shanghai, PRC	564

Dalian Office	B02#503-507, No. 30, Cuitao Street, High Tech Park, Ganjingzi District, Dalian, Liaoning Province, PRC	1,029.54

Tianjin Office	Room 4403, F4, Building No.4, Xinhuan West Road, TEDA, Tianjin, PRC	76.55

Shenzhen Office	28th Floor, Unit 04, Ludan Building, 1011 Binhe Road, Luohu District, Shenzhen, PRC	299.00

Guangzhou Office	Unit 409-411, Tower B, China Shine Plaza, No. 9 Linhe Xi Road, Tianhe District, Guangzhou, Guangdong, PRC	331.16

Xi’an Office	19th Floor, Building C2, Phase II, Xi’an Software New Town R&D Base, No. 156, Tiangu 8th Road, High Tech Zone, Xi’an, Shaanxi, PRC	1,232.92

Chengdu Office	Unit 1205, Tower 2, Xiangnian Square, High-Tech District, Chengdu, Sichuan, PRC	119.52

Beijing Office	610-611, 6th Floor, Pacific Eagle Center, No.1 Building, 33 Gucheng Nanli East Street, Bajiao Street, Shijingshan District, Beijing, PRC	327.2

Hong Kong Office	10/F, Millennium City III, 370 Kwun Tong Rd, Kwun Tong, Kowloon, Hong Kong	756.23

Hong Kong Office	Unit 1102, Level 11, Millennium City III, 370 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong	210.15

Japan Office	4F, Toyo Building 1-36-3 Nihonbashi Kakigaracho,Chuo Ku,Tokyo, Japan	40.17

India Office	DLF Cybercity, 2nd Floor, Unit No. 222, Bhubaneswar, India 751024	113.81

US Office	Two Embarcadero Center, 8th Floor, San Francisco, CA, USA 94111	6

Canada Office	7 Bayview Station Road, K1Y 2C5 Ottawa, ON, Canada	10

Hainan Office	Room B1013, Binhai Avenue, 109-9 Haihang Plaza, Hainan, PRC	63.62

Hangzhou Office	Unit 308, Building 4, No. 970-1, Gaojiao Road, Wuchang Street Hangzhou, Zhejiang, PRC	65

Philippines Office	Unit 9-060, Arthaland Century Pacific Tower, 5th Avenue Corner 30th Street, Bonifacio Global City, Manila, Philippines	10

Singapore Office	60 Paya Lebar Road #05-29&#05-30, Paya Lebar Square, Singapore, 409051	270

Singapore Office	11 Collyer Quay, #18-01 to #18-05, The Arcade, Singapore 049317	656

Malaysia Office	Unit 26-03, Q Sentral, Jalan Stesen Sentral 2, 50470 Kl Sentral, Kuala Lumpur, Malaysia	100

United Arab Emirates Office	Unit IH-00-01-01-OF-01, Level 1, IH-00-01-CP-05, Dubai International Financial Centre, Dubai, UAE	10

Guangzhou Office	21st Floor, Building A, Fengxing Plaza, No. 67, Tianhe East Road, Tianhe District, Guangzhou City, Guangdong, PRC	2,354.13

Guangzhou Office	20th Floor, Building A, Fengxing Plaza, No. 67 Tianhe East Road, Tianhe District, Guangzhou, Guangdong, PRC	2,354.13

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

Regulations Relating to PRC Information Technology Service Industry

According to the Catalogue of Industries for Encouraging Foreign Investment (2022) issued by the National Development and Reform Commission and the Ministry of Commerce, IT services fall into the category of industries in which foreign investment is encouraged. The State Council has promulgated several notices since 2000 to launch favorable policies for IT services, such as preferential tax treatments and credit support.

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

Notwithstanding the foregoing, we are aware that the State Council has promulgated the Regulation on Fair Competition Review (the “RFCR”), which became effective on August 1, 2024. The RFCR prohibits any policy or measure that impacts productional and operational costs, unless authorized by law, administrative regulations, or approved by the State Council. Such circumstances include, but are not limited to, the granting of tax incentives, selective or differentiated financial rewards, or subsidies to specific entities. The RFCR further mandates that market regulators establish and improve a spot-check mechanism for fair competition review and organize spot checks of the relevant policies or measures. In case of violation of the RFCR, the market regulator shall urge the drafting entity of the policy or measure in question to rectify the situation. As a result, we cannot guarantee the continued or permanent availability of these preferential treatments. Should any policy or measure underpinning our preferential treatment be repealed or amended, we may lose such advantages, potentially lead to adverse effects on our operations and financial performance.

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

Dividend Distribution. The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of the PRC (2024), the Foreign Investment Law of the People’s Republic of China (2020), and the Implementing Regulations of the Foreign Investment Law of the People’s Republic of China (2020).

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a global information technology (“IT”), consulting and solutions service provider focused on delivering services primarily to global institutions, including banking, wealth management, ecommerce, and automotive both in China and globally. For more than 15 years as an IT services provider for a growing network of clients within the fintech and financial services industry, CLPS has expanded its business beyond core IT services, venturing into the loan, e-commerce, academic education, and tourism sectors. Through its diversified offerings, CLPS is committed to providing comprehensive services and solutions for its clients. We have created and developed a particular market niche by providing turn-key financial solutions.

Since our inception, we have aimed to build one of the largest sales and service delivery platforms for IT services and solutions in China. The nature of our services is such that we provide a majority of services to our banking and credit card clients in order to build new or modify existing clients’ own proprietary systems. We are fully committed of delivering digital transformation services with a focus on the fintech within the areas of banking, wealth management, e-commerce, and automotive, among others, through the utilization of innovative technology to achieve our client’s goals. We maintain 20 delivery and/or R&D centers, of which 10 are strategically located in Mainland China (Shanghai, Beijing, Dalian, Tianjin, Xi’an, Chengdu, Guangzhou, Shenzhen, Hangzhou, and Hainan) and 10 are located globally (Hong Kong SAR, the United States of America, Japan, Singapore, Australia, Malaysia, India, the Philippines, Canada, and the United Arab Emirates). Our extensive network enables us to serve different clients across various geographic locations. By combining onsite or onshore support and consulting with scalable and high-efficiency offsite or offshore services and processing, we are able to meet client demands in a cost-effective manner while retaining significant operational flexibility. By serving both Chinese and global clients on a common platform, we are able to leverage the shared resources, management proficiency, industry expertise and technological know-how to attract new business and remain cost competitive. We believe that maintaining our Company as a proven and reliable partner to our clients both in China and globally positions us well to capture greater opportunities in the rapidly evolving global market for IT consulting and solutions.

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

On March 15, 2023, CLPS Ruicheng Co., Ltd. (CLPS RC) was liquidated.

On April 19, 2023, the Company incorporated JAJI Global Incorporation (JAJI Global) in Cayman Islands to develop business in related areas.

On June 27, 2023, the Company incorporated JAJI Singapore Pte. Ltd. in Singapore to develop business in related areas.

On July 24, 2023, the Company incorporated Ridik Technology Canada Limited to develop business in related areas.

On August 25, 2023, the Company incorporated Shanghai Yingjia Technology Limited in Shanghai to develop business in related areas.

On August 28, 2023, the Company incorporated Qinson Singapore Pte. Ltd. in Singapore to develop business in related areas.

On January 3, 2024, the Company, through its subsidiary CLPS SG, acquired 100% equity interest of College of Allied Educators Pte. Ltd. (“CAE”)  to expand into the academic education sector.

On June 7, 2024, the Company, through its subsidiary Ridik Pte., acquired 100% equity interest of Shell Infotech Pte. Ltd. and its wholly-owned subsidiary, Shell Infotech Consulting Sdn. Bhd. to further strengthen our position in the Southeast Asia region for IT services.

On May 8, 2024, the Company incorporated Ridik Technology Services Pte. Ltd in Singapore to develop business in related areas.

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

Our operations are primarily based in Mainland China, where we derive a substantial portion of our revenues. For the years ended June 30, 2024, 2023, and 2022, our revenues were $142.8 million, $150.4 million, and $152.0 million, respectively. Revenues generated outside of Mainland China were approximately $22.3 million, $16.2 million, and $14.1 million for fiscal 2024, 2023, 2022, respectively. We had a net loss of $1.8 million in fiscal 2024, a net income of $0.2 million in fiscal 2023, and a net income of $4.6 million in fiscal 2022. We had a non-GAAP net income of $1.3 million in fiscal 2024. Our total assets as of June 30, 2024 were $110.0 million of which cash and cash equivalent amounted to $29.1 million. Our total liabilities as of June 30, 2024 were $46.1 million.

Factors Affecting Our Results of Operations

We believe the most significant factors that affect our business and results of operations include the following:

●	Our ability to obtain new clients and repeat business from existing clients. Revenues from individual clients typically grow over time as we seek to increase the number and scope of services provided to each client, and as clients increase the complexity and scope of the work outsourced to us. Therefore, our ability to obtain new clients, as well as our ability to maintain and increase business from our existing clients, has a significant effect on our results of operations and financial condition. During fiscal 2024, our revenue derived from our IT consulting services decreased by 5.2% or $7.5 million from fiscal 2023, mainly due to decreased demand from our existing clients. IT consulting services revenue from new clients amounted to approximately $3.3 million in fiscal 2024. During fiscal 2023, our revenue derived from our IT consulting services increased by 0.1% or $0.2 million from fiscal 2022, mainly attributable to revenue growth from our new clients. IT consulting services revenue from new clients amounted to approximately $2.7 million in fiscal 2023.

●	Our ability to expand our portfolio of service offerings. We intend to increase our revenues by continuing to expand our service offerings, providing quality service to our existing customers and attracting new customers. Through research and development, targeted hiring and strategic acquisitions, we have proactively invested in broadening our existing service lines, including those for serving our specific industry verticals.

●	Our ability to attract, retain and motivate qualified employees. Our ability to attract, train and retain a large and cost-effective pool of qualified professionals, including our ability to leverage and expand our proprietary database of qualified IT professionals, to develop additional joint training programs with universities, and our employees’ job satisfaction, will affect our financial performance.

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

In July 2021, the Company sold its remaining 7% equity interest of CLPS Lihong to the third party for the consideration of $645,122 (RMB 4.2 million) which was received on July 27, 2021. After the equity transfer, the Company no longer holds any equity interest in CLPS Lihong.

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

Acquisition of CAE

On December 20, 2023, CLPS SG entered into an agreement with College of Allied Educators Pte. Ltd. (“CAE”) to purchase 100% of its equity interest, at a total cash consideration of $3,244,145 (SGD$4,280,000). CAE is a company incorporated in Singapore, mainly engaged in providing programs, short courses, and workshops to train and help individuals and professionals in counselling, psychology, and allied health and science. This acquisition created resources and business synergies by connecting highly skilled IT professionals with education platforms to collaborate, advance, and promote IT talent creation and development to support the Company’s long-term business expansion.

The acquisition was completed on January 3, 2024 and was accounted for as a business combination using the purchase method of accounting.  The purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition was as follows:

Amounts
Net assets acquired:
Cash and cash equivalents	1,469,832
Accounts receivable, net	15,094
Prepayments, deposits and other assets – current	146,410
Intangible assets:
License	909,573
Client lists	166,755
Collaboration agreement	98,537
Other current liabilities	(745,579)
Other non-current liabilities	(947)
Deferred tax liabilities	(199,727)
Goodwill	1,384,197
Total consideration	3,244,145

Acquisition of Shell Infotech Singapore and Shell Infotech Malaysia

On June 7, 2024, Ridik Pte. Ltd. entered into an agreement with Shell Infotech Pte. Ltd. and Shell Infotech Consulting Sdn. Bhd. (collectively, “Shell Infotech”) to purchase 100% of its equity interest, at a total cash consideration of $887,836 (SGD$1,200,000) and $29,595 (SGD$40,000), respectively. Shell Infotech is a leading IT consulting and managed services provider headquartered in Singapore and was established in 2003. It offers a wide range of IT services, including software development, SAP solutions, enterprise applications, and managed services, with a focus on the banking and insurance sectors in Singapore and Malaysia. This acquisition expanded the Company’s client base and market share in Southeast Asia, while strengthened its core IT competencies and service offerings and solidified its commitment to global expansion.

The acquisition of the 100% equity interest in Shell Infotech Singapore and Shell Infotech Malaysia was completed on June 7, 2024 and was accounted for as a business combination using the purchase method of accounting. The purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition was as follows:

Amounts
Net assets acquired:
Cash and cash equivalents	126,410
Accounts receivable, net	574,287
Prepayments, deposits and other assets – current	32,432
Property and equipment, net	39,964
Intangible assets: Customer relationships	569,695
Other current liabilities	(453,961)
Other non-current liabilities	(1,255)
Deferred tax liabilities	(96,848)
Goodwill	126,707
Total consideration	917,431

Results of Operations

Results of Operations for Continuing Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	For the years ended June 30,
	2024	2023	2022

Revenue from third parties	$142,725,554	$150,298,963	$151,970,357
Revenue from related parties	87,172	57,576	52,024
Less: Cost of revenues from third parties	(109,795,857)	(115,827,597)	(110,989,394)
Less: Cost of revenue from related parties	(69,738)	(47,212)	(43,951)
Gross profit	32,947,131	34,481,730	40,989,036

Operating incomes (expenses):
Selling and marketing expenses	(4,573,344)	(3,300,555)	(4,103,066)
Research and development expenses	(7,155,949)	(8,336,999)	(7,971,145)
General and administrative expenses	(25,120,010)	(21,641,317)	(23,045,664)
Impairment of goodwill	-	(2,382,538)	-
Subsidies and other operating income	1,363,757	1,256,070	1,536,394
Total operating expenses	(35,485,546)	(34,405,339)	(33,583,481)
(Loss) income from operations	(2,538,415)	76,391	7,405,555
Other income	1,251,465	1,123,612	854,250
Other expenses	(556,415)	(430,357)	(575,605)

(Loss) income before income tax and share of income in equity investees	(1,843,365)	769,646	7,684,200
Provision for income taxes	160,725	674,344	3,045,992
(Loss) income before share of (loss) income in equity investees	(2,004,090)	95,302	4,638,208
Share of income (loss) in equity investees, net of tax	156,780	70,263	(50,297)
Net (loss) income	(1,847,310)	165,565	4,587,911
Less: Net income (loss) attributable to noncontrolling interests	482,655	(26,964)	132,483
Net (loss) income attributable to CLPS Incorporation’s shareholders	$(2,329,965)	$192,529	$4,455,428

Basic (losses) earnings per common share	(0.09)	0.01	0.21
Weighted average number of share outstanding – basic	25,213,012	23,153,976	20,924,683
Diluted (losses) earnings per common share	(0.09)	0.01	0.21
Weighted average number of share outstanding – diluted	25,213,012	23,153,976	21,057,063

Supplemental information:
Non-GAAP income before income tax and share of income of equity investees	1,324,651	5,630,480	14,869,062
Non-GAAP net income	1,320,706	5,026,399	11,772,773
Non-GAAP net income attributable to CLPS Incorporation’s shareholders	838,051	5,053,363	11,640,290
Non-GAAP basic earnings per common share	0.03	0.22	0.56
Weighted average number of share outstanding – basic	25,213,012	23,153,976	20,924,683
Non-GAAP diluted earnings per common share	0.03	0.22	0.55
Weighted average number of share outstanding – diluted	25,213,012	23,153,976	21,057,063

Use of Non-GAAP Financial Measures

The consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. The Company uses non-GAAP income before income tax and share of loss income of equity investees, non-GAAP net income, non-GAAP net income attributable to CLPS Incorporation’s shareholders, and basic and diluted non-GAAP net income per share, which are non-GAAP financial measures. Non-GAAP income before income tax and share of income (loss)of equity investees is income before income tax and share of income (loss) of equity investees excluding share-based compensation expenses and impairment of goodwill. Non-GAAP net income is net income excluding share-based compensation expenses and impairment of goodwill. Non-GAAP net income attributable to CLPS Incorporation’s shareholders is net income attributable to CLPS Incorporation’s shareholders excluding share-based compensation expenses and impairment of goodwill. Basic and diluted non-GAAP net income per share is non-GAAP net income attributable to CLPS Incorporation’s shareholders divided by weighted average number of shares used in the calculation of basic and diluted net income per share. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation expenses and impairment of goodwill clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses and impairment of goodwill, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

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

For the year ended June 30, 2024

Cost of revenues	(109,865,595)
Less: share-based compensation expenses	(11,467)

Non-GAAP cost of revenues	(109,854,128)

Selling and marketing expenses	(4,573,344)
Less: share-based compensation expenses	(275,562)

Non-GAAP selling and marketing expenses	(4,297,782)

General and administrative expenses	(25,120,010)
Less: share-based compensation expenses	(2,880,987)
Non-GAAP general and administrative expenses	(22,239,023)

Loss before income tax and share of income in equity investees	(2,538,415)
Add: share-based compensation expenses	3,168,016
Non-GAAP income before income tax and share of loss of equity investees	629,601

Net income	(1,847,310)
Add: share-based compensation expenses	3,168,016
Non-GAAP net income	1,320,706

Net loss attributable to CLPS Incorporation’s shareholders	(2,329,965)
Add: share-based compensation expenses	3,168,016
Non-GAAP net income attributable to CLPS Incorporation’s shareholders	838,051

Weighted average number of share outstanding used in computing GAAP and non-GAAP basic (losses) earnings	25,213,012
GAAP basic losses per common share	(0.09)
Add: share-based compensation expenses	0.12
Non-GAAP basic earnings per common share	0.03

Weighted average number of share outstanding used in computing GAAP diluted losses	25,213,012
Weighted average number of share outstanding used in computing non-GAAP diluted earnings	25,213,012

GAAP diluted losses per common share	(0.09)
Add: share-based compensation expenses	0.12
Non-GAAP diluted earnings per common share	0.03

For the Years Ended June 30, 2024 and 2023

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

The following table presents our revenues by our service lines.

	For the Year ended June 30,
	2024		2023
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

IT consulting services	$136,844,784	95.8%	$144,286,502	96.0%	(7,441,718)	(5.2)%
Customized IT solution services	3,147,593	2.2%	4,554,200	3.0%	(1,406,607)	(30.9)%
Other IT services	1,777,517	1.3%	1,515,837	1.0%	261,680	17.3%
Academic education services	1,042,832	0.7%	-	-%	1,042,832	-%
Total	142,812,726	100.0%	150,356,539	100.0%	(7,543,813)	(5.0)%

Our total revenues decreased by approximately $7.6 million, or 5.0%, to approximately $142.8 million for the fiscal year ended June 30, 2024, from approximately $150.4 million for the fiscal year ended June 30, 2023.

For the year ended June 30, 2024, revenue derived from our IT consulting services decreased by 5.2% to $136.8 million from $144.3 million in fiscal 2023, primarily due to the decreased demands for our IT consulting services from banks and other financial institutions. For fiscal 2024 and 2023, 33.6% and 38.2% of our IT consulting services revenue were from international banks, respectively.

Revenue from customized IT solution services decreased by $1.5 million, or 30.9%, to $3.1 million for the year ended June 30, 2024, from $4.6 million in the same period of the previous year. The decrease was primarily due to decreased demand from existing clients.

Revenue from other services increased by $0.3 million, or 17.3%, to $1.8 million for the year ended June 30, 2024, from $1.5 million in the prior year period.

Revenue from academic education services was $1.0 million, primarily due to the acquisition of College of Allied Educators Pte. Ltd.

The number of clients increased to 300 for the year ended June 30, 2024 compared to the prior year period. Revenues from top five clients accounted for 44.9% and 49.1% of the Company’s total revenues for fiscal 2024 and 2023, respectively.

Revenue generated outside of Mainland China for the year ended June 30, 2024 accounted for 15.6% of total revenue compared to 10.8% in the prior year period. The increase was primarily due to strong performance of our operations in Singapore, Hong Kong SAR, and the U.S., reflecting the Company's successful and continuous implementation of its global expansion strategy.

Cost of revenues

Our cost of revenues mainly consisted of compensation benefit expenses for our IT professionals, travel expenses and material costs. Our cost of revenues decreased by $6.0 million or 5.2% to approximately $109.9 million in fiscal 2024 from approximately $115.9 million in fiscal 2023 primarily due to the decrease in IT professional compensation costs. As a percentage of revenues, our cost of revenues was 76.9% and 77.1% for fiscal 2024 and 2023, respectively.

Gross profit and gross margin

Our gross profit decreased by $1.6 million, or 4.5%, to approximately $32.9 million in fiscal 2024 from approximately $34.5 million in fiscal 2023. Gross margin increased to 23.1% in fiscal 2024 from 22.9% for the same period of last year.

Selling and marketing expenses

Selling and marketing expenses primarily consisted of salary and compensation expenses relating to our sales and marketing personnel, and also included entertainment, travel and transportation, and other expenses relating to our marketing activities.

Selling and marketing expenses increased by $1.3 million, or 38.6%, to $4.6 million in fiscal 2024 from $3.3 million in fiscal 2023. The increase was primarily due to an increase in sales staff to capture business growth opportunities. Accordingly, as a percentage of sales, our selling expenses were 3.2% of revenues in fiscal 2024 compared to 2.2% in fiscal 2023.

Research and development (“R&D”) expenses

R&D expenses primarily consisted of compensation and benefit expenses relating to our research and development personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses were $7.2 million in fiscal 2024, which decreased by $1.1 million or 14.2% compared to $8.3 million in fiscal 2023, representing 5.0% and 5.5% of our total revenues for fiscal 2024 and 2023, respectively.

General and administrative expenses

General and administrative expenses primarily consisted of salary and compensation expenses relating to our finance, legal, human resources and executive office personnel, and included share-based compensation expenses, rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs.

General and administrative expenses increased by $3.5 million, or 16.1%, to $25.1 million in fiscal 2024 from $21.6 million in the prior year. After the deduction of $3.2 million non-cash share-based compensation expenses related to the grants under the Incentive Compensation Plans, non-GAAP general and administrative expenses increased by $2.9 million, or 15.2%, to $22.2 million in fiscal 2024 from $19.3 million in the same period of the previous year.

Subsidies and other operating income

Subsidies and other operating income primarily included government subsidies which represented amounts granted by local government authorities as a general incentive for us to promote development of the local technology industry. The Company records government subsidies in subsidies and other operating income upon received and when there is no further performance obligation. Total government subsidies amounted to $1.4 million $1.3 million fiscal 2024 and 2023, respectively.

(Loss) income before income taxes and share of loss in equity investees

(Loss) income before income taxes and share of loss in equity investees decreased by $2.6 million to a $1.8 million loss in fiscal 2024 from an income of $0.8 million in fiscal 2023. After the deduction of non-cash share-based compensation expenses, non-GAAP income before income taxes and share of loss in equity investees decreased by $4.3 million, or 76.5%, to $1.3 million in fiscal 2024 from $5.6 million in the same period of the previous year.

Provision for income taxes

Our provision for income taxes in fiscal 2024 decreased by $0.5 million to $0.2 million from $0.7 million provision for income taxes in fiscal 2023, mainly due to the decrease of income before income taxes and share of loss in equity investees.

Share of income(loss) in equity investees, net of tax

The share of income(loss) in equity investees, net of tax in fiscal 2024 was net equity investment income  of Fuson. The share of loss in equity investees, net of tax in fiscal 2023 was net equity investment income of SSIT, and Fuson.

Net (loss) income

Net (loss) income decreased by $2.0 million, or 1,215.8%, to $1.8 million loss in fiscal 2024 from a net income of $0.2 million in fiscal 2023. After the deduction of $3.2 million non-cash share-based compensation expenses, non-GAAP net income decreased by $3.7 million, or 73.7%, to $1.3 million in fiscal 2024 from $5.0 million in the previous year.

Other comprehensive (loss) income

Foreign currency translation adjustments amounted to a loss of $0.4 million and a loss of $3.5 million for the years ended June 30, 2024 and 2023, respectively. The balance sheet amounts with the exception of equity as of June 30, 2024 were translated at 7.2672 RMB to 1.00 USD as compared to 7.2513 RMB to 1.00 USD as of June 30, 2023. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended June 30, 2024 and 2023 were 7.2248 RMB to 1.00 USD and 6.9536 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

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

Cash Flows through Our Organization

CLPS Incorporation is a holding company with no operations of its own. We conduct our operations in Mainland China primarily through our subsidiaries in mainland China. As a result, although other means are available for us to obtain financing at the holding company level, CLPS Incorporation’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to CLPS Incorporation. In addition, our PRC subsidiaries are permitted to pay dividends to CLPS Incorporation only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds. Under PRC law, CLPS Incorporation may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. The subsidiaries have not declared or paid any cash dividends to the holding company. CLPS Incorporation has not declared or paid any cash dividends to pay any cash dividends on its ordinary shares. The Company provides cash support to its subsidiaries according its business development plan. For fiscal years 2022, 2023, and 2024, the Company provided cash support to its subsidiaries in Mainland China, Singapore and Hong Kong SAR. The amounts were offset when the Company’s consolidated financial statements were prepared. The balances due from subsidiaries to the Company were US$22.8 million, US$24.7 million, and US$36.2 as of June 30 for fiscal 2022, 2023, and 2024, respectively. The subsidiaries provide cash support to the Company according its business development plan. The balances due to subsidiaries from the Company were US$7.1 million, US$7.6 million, and US$24.8 as of June 30 for fiscal 2022, 2023, and 2024, respectively. The balances were reflected in the section “PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION” in our financial statements for fiscal 2022, 2023, and 2024, respectively. For the years ended June 30, 2022, 2023, and 2024, cash and cash equivalents of PRC companies were 99.0 million (US$14.8 million),129.1 million (US$17.8 million), and 102.5 million (US$14.1 million), respectively.

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

As of June 30, 2024, we had cash and cash equivalents of approximately $29.1 million. Our current assets were approximately $78.1 million, and our current liabilities were approximately $39.8million. Total shareholders’ equity as of June 30, 2024 was approximately $62.5 million. We believe that we will have sufficient working capital to operate our business for the next 12 months from the issuance date of this report.

Substantially all of our operations are conducted in China and all of our revenue, expenses, cash and cash equivalents are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of June 30, 2024, cash and cash equivalents of approximately RMB102.5 million ($14.1 million), SGD4.7 million ($3.5 million), AUD0.01 million ($0.009 million), HKD84.5 million ($10.8 million), INR3.3 million ($0.04 million), MYR0.4 million ($0.08 million), JPY5.0 million ($0.2 million), USD0.4 million, PHP4.4 million ($0.07 million), and CAD0.004 million ($0.003 million) were held by the Company and its subsidiaries in Mainland China, Singapore, Australia, Hong Kong, India, Malaysia, Japan, the United States of America, the Philippines, and Canada, respectively. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. The Company plans to fund working capital through its operations, bank borrowings and additional capital contribution from shareholders. Our operating cash flow was positive for the year ended June 30, 2024. We have historically funded our working capital needs primarily from operations, advance payments from customers and loans from shareholders. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our sales contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended June 30,
	2024	2023	2022
Net cash provided by operating activities	$8,925,234	$9,705,951	$3,200,889
Net cash used in investing activities	(12,251,016)	(306,046)	(16,290,683)
Net cash provided by (used in) financing activities	10,193,143	(4,319,331)	7,474,641
Effect of exchange rate change	(28,482)	(1,175,928)	(727,242)
Net increase (decrease) in cash	6,838,879	3,904,646	(6,342,395)
Cash and cash equivalents at the beginning of the year	22,301,633	18,396,987	24,739,382
Cash and cash equivalents at the end of the year	29,140,512	22,301,633	$18,396,987

Operating Activities

Net cash provided by operating activities was approximately $8.9 million in fiscal 2024, including net loss of $1.8 million, adjusted for non-cash items of $5.6 million and positive adjustments for changes in operating assets and liabilities of $5.1 million. The adjustments for changes in operating assets and liabilities mainly included the decrease in accounts receivable of $7.2 million. The adjustments for changes in operating assets and liabilities also included an increase in prepayment, deposits and other assets of $0.3 million, a decrease in salaries and benefits payable of $1.1 million, an increase in accounts payable and other liabilities of $0.2 million, and a decrease in tax payables of $0.4 million in fiscal 2024.

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

Investing Activities

Net cash used in investing activities was approximately $12.3 million in fiscal 2024, primarily due to our purchase of property and equipment of $2.1 million, repayments from a related party of $0.8 million, loans provided to a related party of $6.5 million, purchase of short-term investments of $2.1 million, and purchase of subsidiaries of $2.4 million in fiscal 2024, to better manage opportunities and capitalize on the growth potential in the IT consulting related industry and academic education industry.

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

Financing Activities

Net cash provided by financing activities was approximately $10.2 million in fiscal 2024. During the fiscal 2024, we had bank loans of approximately $44.5 million, repaid loans of approximately $31.8 million, and paid dividend of $2.6 million.

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

Capital Expenditures

The Company made capital expenditures of $2.1 million, $0.5 million, and $20.8 million for the years ended June 30, 2024, 2023, and 2022, respectively. In these periods, our capital expenditures were mainly used for purchases of office building and office equipment. The Company will continue to make capital expenditures to meet the expected growth of its business.

Impact of Inflation

We do not believe the impact of inflation on our company is material. Our operations are in China and China’s inflation rates have been relatively stable over the last two years: 0.2% in 2023 and 2.0% in 2022.

Contractual Obligations

The Company’s subsidiaries lease office spaces under various operating leases. Operating lease expenses amounted to $1,514,162, $1,086,622, and $1,413,521, for the years ended June 30, 2024, 2023, and 2022, respectively. The following table sets forth our contractual obligations and commercial commitments as of June 30, 2024:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	More than 3 Years

Operating lease arrangements	$3,218,549	$1,709,211	$1,509,338	$-
Bank loans	23,232,856	23,232,856	-	-
Total	$26,451,405	$24,942,067	$1,509,338	$-

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements and undisclosed material cash requirement for the years ended June 30, 2024 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

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

IT consulting services

IT consulting services are time-and-expense basis contracts. The series of IT consulting services are substantially the same from day to day, and each day of the service is considered to be distinct and separately identifiable as it benefits the customer daily. Further, the uncertainty related to the service consideration is resolved on a daily basis as we satisfy its obligation to perform IT service daily with enforceable right to payment for performance completed to date. Thus, revenue is recognized as service is performed and the customer simultaneously receives and consumes the benefits from the service daily. Payment terms and conditions vary by customer and are based on the billing schedule established in our contracts with customers. but we generally provide credit terms to customers ranging from one to three months. Therefore. we have determined that our contracts do not include a significant financing component.

Customized IT solution services

Revenues from customized IT solution contracts require we to perform services for systems design, planning and integrating based on customers’ specific needs which requires significant production and customization. The required customization work period is generally less than one year. Upon delivery of the services, customer acceptance is generally required. In the same contract, we are generally required to provide post-contract customer support (“PCS’) for a period from three months to one year (“PCS period”) after the customized application is delivered. The type of service for PCS is stand-ready service on when-and-if-available basis.

There are two performance obligations identified in the customized IT solution contract: the delivery of customized IT solution services and the completion of the PCS. The transaction price is allocated between the two performance obligations based on the relative standalone selling price, estimated using the cost plus method.

We recognize revenue for the delivery of customized IT solution services at a point in time when the system is implemented and accepted by the customer. Where we have enforceable right to payment for performance completed to date, revenue is recognized over time, using the output method. Revenue for PCS is recognized ratably over time as the customer simultaneously receive and consume the benefits throughout the PCS period.

Differences between the timing of billings and the recognition of revenues are recorded as contract assets which is included in the prepayments, deposits and other assets, net, or contract liabilities on the consolidated balance sheets. Contract assets are classified as current assets and the full balance is reclassified to accounts receivables when the right to payment becomes unconditional. There is no significant financing component.

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

Academic education services

We are mainly engaged in providing programs, short courses, and workshops to train and help individuals and professionals in counselling, psychology, and allied health and science. The Company’s academic education service revenue from the provision of formal educational services is in consideration of fixed amounts of tuition. The typical service period for academic education revenue ranges from 6 to 15 months.

Tuition fees from the provision of formal education services received from students are generally paid in advance prior to the beginning of each course, and are initially recorded as contract liabilities, which is reflected as a current liability as such amounts represent revenue that we expect to recognize within one year. Tuition fees from the provision of formal education services are recognized proportionately over the relevant period of the respective applicable program.

Other contracts

Other contracts primarily comprise of the sales of headhunting services, consulting and administrative services. Revenue of headhunting services is recognized at a point in time when control is transferred to the customers, which generally occurs when the service is accepted by customers. Revenue of consulting and administrative services for other contracts is recognized over time as the customer simultaneously receives and consumes the benefits from the service we perform.

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

 Business Combinations

We account for all business combinations under the purchase method of accounting in accordance with ASC Topic 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to net assets including separately identifiable assets and liabilities we acquired, based on their estimated fair value. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. We recognize and measures the acquired contract assets and contract liabilities consistent with how they were recognized and measured in the acquiree’s financial statements. The excess of (i) the total of the cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in the consolidated statements of comprehensive(loss)/ income.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The following table sets forth our executive officers and directors, their ages and the positions held by them, as of the date of this Annual Report:

Name	Age	Position
Xiao Feng Yang	61	Chairman of the Board
Raymond Ming Hui Lin	60	Chief Executive Officer and Director
Rui Yang	41	Chief Financial Officer
Li Li	48	President
Jin He Shao(1)(4)	57	Independent Director
Jiajia Lu(3)	47	Independent Director
Kee Chong Seng(2)	72	Independent Director

(1)	Chair of the Audit Committee.

(2)	Chair of the Compensation Committee.

(3)	Chair of the Nominating Committee.

(4)	Audit Committee Financial Expert.

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

Rui Yang has been the chief financial officer of the Company since December 17, 2020. From November 1, 2019 to December 16, 2020, Ms. Yang served as the Acting Chief Financial Officer of the Company. Ms. Yang has over 10 years of financial experiences in the financial and IT industry. Ms. Yang joined the Company in August 2015 as Vice President for finance controller. From December 2014 to August 2015, Ms. Yang served as financial analyst supervisor at Shanghai Origin International Logistics Co., Ltd. From February 2010 to July 2014, Ms. Yang served as senior financial analyst at Pactera Technology International Ltd. Ms. Yang holds a Bachelor’s Degree in Management from Northwest Agriculture and Forestry University and a Master’s Degree in Economics from Shanghai University of Finance and Economics. Ms. Yang holds the PRC Certified Public Accountant certificate.

Li Li is the president of the Company effective July 1, 2024. From June 2019 to June 2024, Mr. Li served as the chief operating officer of the Company. Li has 20 years of professional and IT experience in the financial and IT industry. From June 2017 to June 2019, Mr. Li served as Vice President of Technology and Operations in Mastercard China. From July 2013 to June 2017, Mr. Li served as Executive Manager, Head of Business Solution and Quality Assurance at Commonwealth Bank of Australia China. Mr. Li graduated from Tianjin University, Tianjin, China, with a bachelor’s degree in Computer Science. Mr. Li holds an MSE degree from Fudan University, Shanghai, China.

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

Jiajia Lu has served as our independent director since June 1, 2024, replacing Mr. Zhao Hui Feng who resigned from the position effective on the same date due to personal reasons. Ms. Lu has held the position of Vice President of Human Resources at The Coca-Cola Company in Atlanta, Georgia, USA, bringing with her over 15 years of global experience within the Coca-Cola system. Prior to Coca-Cola, Ms. Lu held several HR, talent, organizational development, and management roles at Unilever China, AstraZeneca China, and Philips Electronic Groups China. Ms. Lu holds a bachelor’s degree in Management of Information System from the Beijing Institute of Technology and an Executive MBA from Olin Business School of Washington University in St. Louis, where she received the C. William Emory Executive MBA Award.

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

B. Compensation

Executive Compensation

The following table shows the annual compensation paid by us for the years ended June 30, 2024, 2023, and 2022.

Name/principal position	Year	Salary	Equity Compensation	All Other Compensation	Total Paid
Xiao Feng Yang, Chairman of the Board(1)	2024	$104,002	$—	$—	$104,002
	2023	$104,651	$—	$—	$104,651
	2022	$106,104	$—	$—	$106,104

Raymond Ming Hui Lin, CEO and Director(2)	2024	$202,072	$—	$—	$202,072
	2023	$258,614	$—	$—	$258,614
	2022	$257,531	$—	$—	$257,531

Rui Yang, CFO(3)	2024	$154,908	$—	$—	$154,908
	2023	$152,031	$—	$—	$152,031
	2022	$133,841	$—	$—	$133,841

Li Li, President(4)	2024	$189,907	$—	$—	$189,907
	2023	$205,359	$—	$—	$205,359
	2022	$216,175	$—	$—	$216,175

Jin He Shao, Independent Director(5)	2024	$18,000	$—	$—	$18,000
	2023	$18,000	$—	$—	$18,000
	2022	$18,000	$—	$—	$18,000

Kee Chong Seng, Independent Director(6)	2024	$18,000	$—	$—	$18,000
	2023	$18,000	$—	$—	$18,000
	2022	$18,000	$—	$—	$18,000

Jiajia Lu, Independent Director(7)	2024	$1,500	$—	$—	$1,500
	2023	$—	$—	$—	$—
	2022	$—	$—	$—	$—

Zhao Hui Feng, Independent Director(8)	2024	$16,500	$—	$—	$16,500
	2023	$18,000	$—	$—	$18,000
	2022	$18,000	$—	$—	$18,000

(1)	Appointed Chairman effective as of December 9, 2017 and President effective from December 9, 2017 to August 19, 2020.

(2)	Appointed Chief Executive Officer effective as of December 9, 2017.

(3)	Appointed Chief Financial Officer effective as of December 17, 2020 and Acting Chief Financial Officer effective from November 1, 2019 to December 16, 2020.

(4)	Appointed President effective as of July 1, 2024 and Chief Operating Officer from June 2019 to June 2024.

(5)	Appointed Independent Director effective as of January 2018.

(6)	Appointed Independent Director effective as of September 2019.

(7)	Appointed Independent Director effective as of June 2024.

(8)	Resigned as Independent Director effective June 1, 2024.

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

Outstanding Equity Incentive Awards at Fiscal Year-End

On April 24, 2023, our annual meeting of shareholders approved the 2023 Equity Incentive Plan (the “2023 Plan”). All of our employees, officers, and directors, and consultants are eligible to be granted options, restricted stock awards, stock unit awards, or stock appreciate rights (each, an “Award”) under the 2023 Plan. The 2023 Plan is currently administered by the Board, which has all the power to administer the 2023 Plan according to its terms, including the power to grant Awards, determine who may be granted Awards and the types and amounts of Awards to be granted, prescribe Award agreements, and establish programs for granting Awards. Awards may be made under the 2023 Plan for up to 20,000,000 of our common shares. 4,134,000 restricted shares have been granted under the 2023 Plan as of today.

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

Administration. The 2023 Plan is administered by our board of directors, or, once constituted, the Compensation Committee of the board of directors (we refer to body administering the 2023 Plan as the “Committee”).

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

Clawback Policy

On December 1, 2023, our board of directors adopted a clawback policy (the “Clawback Policy”) permitting the Company to seek the recoupment of incentive compensation received by any of the Company’s current and former executive officers (as determined by the board in accordance with Section 10D of the Exchange Act and the Nasdaq rules) and such other senior executives/employees who may from time to time be deemed subject to the Clawback Policy by the board (collectively, the “Covered Executives”). The amount to be recovered will be the excess of the incentive compensation paid to the Covered Executive based on the erroneous data over the incentive compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the board. If the board cannot determine the amount of excess incentive compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. Refer to Exhibit 97.1 of this Annual Report for the Company’s Clawback Policy.

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

Li Li Employment Agreement

On June 2019, we entered into an employment agreement with Li Li pursuant to which he agreed to serve as our Chief Operating Officer. Mr. Li was appointed as President effective as of July 1, 2024. The agreement provides an annual salary of RMB 360,000 and HK$273,600 (approximately US$85,200) and 12,000 shares of common stock to be granted in June 2020. Under the terms of the agreement, commencing with the year ended June 30, 2019, Li Li will be entitled to receive an annual cash bonus the extent and timing of which are to be determined by the Company’s Compensation Committee; he is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. The term of the agreement shall expire on June 2022; which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at our election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by him for “good reason” (as defined in the agreement), Li Li shall be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Li Li has agreed not to compete with us for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

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

Director Independence

Our board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Jin He Shao, Kee Chong Seng, and Jiajia Lu are “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Board Committees

Currently, three committees have been established under the board: the Audit Committee, the Compensation Committee and the Nominating Committee.

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The Nominating Committee of the board is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors, overseeing cybersecurity risk management, and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

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

Our Audit Committee consists of Jin He Shao, Kee Chong Seng, and Jiajia Lu, with Mr. Shao serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our board has determined that Mr. Shao qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

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

Our Compensation Committee consists of Jin He Shao, Kee Chong Seng, and Jiajia Lu, with Mr. Kee serving as chair of the Compensation Committee. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

Nominating Committee

The Nominating Committee will be responsible for, among other matters:

●	selecting or recommending for selection candidates for directorships;

●	evaluating the independence of directors and director nominees;

●	reviewing and making recommendations regarding the structure and composition of our board and the board committees;

●	developing and recommending to the board corporate governance principles and practices;

●	reviewing and monitoring the Company’s Code of Business Conduct and Ethics;

●	overseeing the evaluation of the Company’s management; and

●	overseeing the Company’s cybersecurity risk management.

Our Nominating Committee consists of consists of Jin He Shao, Kee Chong Seng, and Jiajia Lu, with Ms. Lu serving as chair of the Nominating Committee. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

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

	2024	2023	2022
Number of Employees	3,325	3,509	3,824

E.	Share Ownership

See Item 7 below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

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

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of September 18, 2018 through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. None of the stockholders listed in the table are located in the United States and none of the common shares held by them are located in the United States. Applicable percentage ownership is based on 27,840,669 common shares outstanding as of September 24, 2024. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o CLPS Incorporation, c/o Unit 1000, 10th Floor, Millennium City III, 370 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR.

Name of Beneficial Owner	Common Shares	Ownership% (1)

Xiao Feng Yang (2)(7)	5,817,950	20.90%
Raymond Ming Hui Lin (3)(6)(7)	8,677,873	31.17%
Rui Yang (4)(6)	959,688	3.45%
Li Li (6)(8)	991,863	3.56%
Jin He Shao (5)(7)	20,000	*
Kee Chong Seng (7)(10)	33,500	*
Jiajia Lu (7)	3,000	*

All directors and executive officers as a group (7 persons)	16,503,874	59.28%

Qinrui Ltd. (2)	4,976,000	17.87%
Qinhui Ltd. (3)	4,999,996	17.96%

5% or greater beneficial owners as a group	9,975,996	35.83%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.

(2)	A British Virgin Islands corporation with the mailing address of c/o Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG 1110, British Virgin Islands, with Xiao Feng Yang as its sole shareholder. As such, Mr. Yang is deemed to be the owner of all shares of the Company held by this entity. The total grant of 20,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 50,000 common shares and vest immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of January 31, 2022. The total grant of 270,000 common shares and vest immediately on the grant date of award. From September 24, 2021 to September 24, 2022, a total of 220,823 shares were disposed of in various occasions, resulting in the net increased holding of 49,177 shares. Represents vested portion of the restricted stock granted dated as of November 14, 2022. The total grant of 50,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 16, 2023. The total grant of 75,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of July 11, 2024. The total grant of 75,000 common shares vests in whole immediately on the grant date of award.

(3)	A British Virgin Islands corporation with the mailing address of c/o Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG 1110, British Virgin Islands, with Raymond Ming Hui Lin as its sole shareholder. As such, Mr. Lin is deemed to be the owner of all shares of the Company held by this entity. The total grant of 520,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 350,000 common shares and 50,000 vest immediately on the grant date of award, the rest will vest on May 23, 2022. Represents vested portion of the restricted stock granted dated as of January 31, 2022. The total grant of 517,000 common shares and vest immediately on the grant date of award. From September 24, 2021 to September 24, 2022, a total of 100,211 shares were disposed of in various occasions, resulting in the net increased holding of 716,789 shares. Represents vested portion of the restricted stock granted dated as of November 14, 2022. The total grant of 325,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 16, 2023. The total grant of 530,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of July 11, 2024. The total grant of 536,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of July 11, 2024. The total grant of 536,000 common shares vests in whole immediately on the grant date of award.

(4)	The total grant of 12,000 common shares vested in whole on November 1, 2021. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 100,000 common shares and vest on May 23, 2022. Represents vested portion of the restricted stock granted dated as of January 31, 2022. The total grant of 100,000 common shares and vest immediately on the grant date of award. From September 24, 2021 to September 24, 2022, a total of 31,120 shares were disposed of in various occasions, resulting in the net increased holding of 180,880 shares. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 48,000 common shares and 12,000 vest on November 1, 2022. Represents vested portion of the restricted stock granted dated as of November 14, 2022. The total grant of 150,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 16, 2023. The total grant of 250,000 common shares vests in whole immediately on the grant date of award. From September 24, 2022 to September 24, 2023, a total of 28,738 shares were disposed of in various occasions, resulting in the net increased holding of 383,262 shares. Represents vested portion of the restricted stock granted dated as of July 11, 2024. The total grant of 300,000 common shares vests in whole immediately on the grant date of award.

(5)	Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of January 31, 2022. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of November 14, 2022. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 16, 2023. The total grant of 3,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of July 11, 2024. The total grant of 3,000 common shares vests in whole immediately on the grant date of award.

(6)	Executive officer.

(7)	Director.

(8)	The total grant of 12,000 common shares vested in whole on June 11, 2022. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 150,000 common shares and vest on May 23, 2022. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 76,000 common shares and 10,000 vest on June 11, 2022. Represents vested portion of the restricted stock granted dated as of January 31, 2022. The total grant of 150,000 common shares vests in whole immediately on the grant date of award. From September 24, 2021 to September 24, 2022, a total of 22,671 shares were disposed of in various occasions, resulting in the net increased holding of 299,329 shares. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 76,000 common shares and 22,000 vest on June 11, 2022. Represents vested portion of the restricted stock granted dated as of November 14, 2022. The total grant of 100,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 16, 2023. The total grant of 150,000 common shares vests in whole immediately on the grant date of award. From September 24, 2022 to September 24, 2023, a total of 12,725 shares were acquired from the market. Represents vested portion of the restricted stock granted dated as of July 11, 2024. The total grant of 150,000 common shares vests in whole immediately on the grant date of award.

(9)	Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of January 31, 2022. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of November 14, 2022. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 16, 2023. The total grant of 3,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of July 11, 2024. The total grant of 3,000 common shares vests in whole immediately on the grant date of award.

(10)	Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of January 31, 2022. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. From March 10, 2021 to April 1, 2022 a total of 16,500 shares were acquired from the market. Represents vested portion of the restricted stock granted dated as of November 14, 2022. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 16, 2023. The total grant of 3,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of July 11, 2024. The total grant of 3,000 common shares vests in whole immediately on the grant date of award.

As of September 24, 2024, there were nine holders of record entered in our share register, of which no holders were U.S. residents. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B.	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Company in 2024 and 2023 consisted of:

Related Party	Relationship with the Company
Xiao Feng Yang	Chairman of the Board
Raymond Ming Hui Lin	CEO of the Company
EMIT	Equity investee of the Company
Beijing Bright Technology Co., Ltd (“Beijing Bright”)	Noncontrolling interest shareholder of JAJI China
UniDev	Equity investee of the Company
Fuson Group Limited (“Fuson”)	Equity investee of the Company
MCT	Noncontrolling interest shareholder of MSCT

(a)	Related party balances

	As of June 30,
	2024	2023
Due from related parties:
Fuson Group (a)	3,559,109	189,363
UniDev(c)	—	201,908
Total	3,559,109	391,271

Due from related parties, non-current:
Fuson Group (b)	2,374,298	—
Total	2,374,298	—

Due from related parties mainly represents loan unreceived IT service fee from Fuson Group.

(a)

The balance as of June 30, 2024 represents loans due from Fuson Group with interest rates ranging from 2.90% to 5.35%, which should be paid within one year. The balance as of June 30, 2023 represents unreceived IT service fee from Fuson Group.

(b)	The balance represents loans due from Fuson Group with interest rates ranging from 3.50% to 6.50%, which should be paid within 42 months.
(c)	The balance represents unreceived IT service fee from UniDev.

	As of June 30,
	2024	2023
Due to related parties:
Fuson Group	14,774	—
MCT	5,456	5,444
UniDev	—	19,445
Total	20,230	24,889

Due to related parties mainly represents the deposit to Fuson Group and unpaid administrative fee to MCT and UniDev.

(b)	Related party transactions

		For the year ended,
		2024	2023	2022
a)	Consulting services provided to related parties
	Fuson Group	87,172	57,418	-
	UniDev	-	-	46,008
	EMIT	-	158	6,016
		87,172	57,576	52,024

b)	Services provided by related parties
	UniDev	165,676	269,966	34,995
	Fuson Group	18,894	-	-
	EMIT	-	221,584	157,762
	Beijing Bright	-	99,208	142,487
		184,570	590,758	335,244

c)	Loans provided to related parties
	Fuson Group	6,043,329	130,402	-
	Beijing Bright	415,236	-	-
	UniDev	55,365	143,810	-
	EMIT	-	-	83,651
		6,513,930	274,212	83,651
d)	Repayment of loans from related parties
	Beijing Bright	415,236	-	-
	Fuson Group	194,897	-	-
	UniDev	193,777	-	-
	EMIT	-	204,211	15,491
		803,910	204,211	15,491
e)	Interest income received from related parties
	Fuson Group	14,481	1,518	-
	UniDev	8,549	6,342	-
	Beijing Bright	2,907	-	-
	EMIT	-	3,704	9,260
		25,937	11,564	9,260
f)	Rental income from related party
	Fuson Group	59,016	10,718	3,587

g)	Other revenue from related party
	Fuson Group	61,244	-	-

C.	Interests of Experts and Counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

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

The following table sets forth, for the calendar months indicated and through June 30, 2024, the monthly high and low sale prices for our shares, as reported on NASDAQ Stock Market. The closing price for the Company’s securities on October 15, 2024 was $1.39 per share.

	Shares
	High	Low

Monthly Highs and Lows
June 2024	$0.99	$0.88
July 2024	$0.97	$0.68
August 2024	$1.27	$0.68
September 2024	$1.43	$1.01

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” and in “Item 7. Major shareholders and Related Party Transactions” or elsewhere in this annual report.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 3.7% in fiscal 2022, depreciated by 8.3% in fiscal 2023, and depreciated by 0.2% in fiscal 2024, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

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

Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded as of June 30, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2024. In making this assessment, management used the framework set forth in the report Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of June 30, 2024.

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

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended June 30, 2024, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services billed by Ernst & Young Hua Ming LLP for the period indicated:

	June 30, 2024	June 30, 2023
	USD’000	USD’000
Audit Fees	$533	$454
Audit Related Fees	5	7
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$538	$461

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

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Global Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. We opt to follow home country practice specified by Nasdaq, including the frequency of holding annual general meeting of shareholders.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees and other relevant persons, with the goal of promoting compliance with applicable insider trading laws, rules and regulations, and the listing standards of the Nasdaq.

The Guidelines on Trading in our Common Shares are filed as Exhibit 11.1 to this annual report on Form 20-F.

ITEM 16K. CYBERSECURITY

Cybersecurity is a top priority for CLPS and is integral to our business strategy and operations. We are committed to protecting the confidentiality, integrity, and availability of our information systems and data.

Risk Assessment and Management

We maintain a robust cybersecurity risk management program to identify, assess, and mitigate potential threats to our systems and data. Our Technical Infrastructure (TI) department is responsible for the design, implementation, and maintenance of our cybersecurity infrastructure and controls. Regular and comprehensive risk assessments are conducted to identify vulnerabilities and prioritize mitigation efforts. We employ a layered security approach, including strong access controls, encryption, firewalls, intrusion detection and prevention systems, and continuous monitoring.

We have developed and regularly test a comprehensive incident response plan to address cybersecurity incidents effectively. Any cybersecurity incident is promptly reported to the TI department, which conducts a preliminary assessment and takes action. Incidents deemed material are escalated immediately to the President for further evaluation and decision-making.

As of the date of this report, we have not experienced any material cybersecurity incidents that have had a significant impact on our business, financial condition, or operations. However, we recognize the evolving nature of cybersecurity threats and remain vigilant in our efforts to protect our systems and data.

Governance

Our board of directors is actively engaged in overseeing cybersecurity risk management. The nominating committee is responsible for providing oversight of our cybersecurity program, including the evaluation of our risk management framework, incident response capabilities, and resource allocation.

We invest in our cybersecurity workforce through ongoing training, development, and recruitment efforts.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

CLPS INCORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024, 2023 AND 2022

CLPS INCORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of CLPS Incorporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CLPS Incorporation (the Company) as of June 30, 2024 and 2023, the related consolidated statements of comprehensive (loss)/income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024, in conformity with U.S. generally accepted accounting principles.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates:

Valuation of the acquired intangible assets of College of Allied Educators Pte. Ltd.

Description of the Matter

As described in Note 3 to the consolidated financial statements, the Company completed its acquisition of College of Allied Educators Pte. Ltd. (“CAE”) on January 3, 2024 for a total purchase consideration of $3.24 million. The purchase price was allocated to the net tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The fair value of identified intangible assets was approximately $1.17 million, which consisted of license, client lists, and collaboration agreement.

Auditing the Company’s valuation of the acquired intangible assets of CAE was complex due to the significant estimation uncertainty in determining the fair value of identified intangible assets. The Company used the income approach to measure collaboration agreement and client lists, and relief-from-royalty method to measure license. The significant assumptions used to estimate the fair value of the intangible assets included projected revenue growth rates, royalty rate, and discount rate. These significant assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding of management’s processes related to the determination of fair value of the acquired intangible assets, and management's evaluation of the underlying assumptions described above.

To test the estimated fair value of the acquired intangible assets, we performed audit procedures that included, among others, assessing the appropriateness of the valuation methodologies used and testing the significant assumptions used in the model, including the completeness and accuracy of the underlying data. We compared the projected revenue growth rates to the historical results of CAE and considered current industry and economic trends. We involved our valuation specialists to assist in assessing the valuation methodologies used by the Company, and evaluating the royalty rate and discount rate used in the valuation. We also performed sensitivity analyses of the significant assumptions discussed above to evaluate the changes in the fair value of the acquired intangible assets resulting from changes in the assumptions.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2018.

Shanghai, the People’s Republic of China

October 18, 2024

CLPS INCORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars (“$”), except for number of shares)

		As of June 30,
	Notes	2024	2023
ASSETS
Current assets:
Cash and cash equivalents		29,116,431	22,214,029
Restricted cash		24,081	87,604
Short-term investments		2,100,000	-
Accounts receivable, net	4	38,779,209	48,515,467
Prepayments, deposits and other assets, net	5	4,497,578	1,665,736
Amounts due from related parties	13	3,559,109	391,271
Total Current Assets		78,076,408	72,874,107

Non-current assets:
Property and equipment, net	6	21,168,524	20,112,305
Intangible assets, net	7	2,254,372	726,175
Goodwill	8	1,473,899	-
Operating lease right-of-use assets	9	2,776,858	815,324
Long-term investments	10	613,807	456,598
Prepayments, deposits and other assets, net	5	594,603	252,656
Amounts due from a related party	13	2,374,298	-
Deferred tax assets, net	14	697,047	81,899
Total Assets		110,029,816	95,319,064

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loans	11	23,232,856	10,554,617
Accounts payable		949,137	690,035
Accrued expenses and other current liabilities		799,495	324,021
Tax payables	14	2,351,615	2,503,375
Contract liabilities		1,139,001	918,470
Salaries and benefits payable	12	9,941,541	10,586,239
Operating lease liabilities	9	1,361,928	712,302
Amounts due to related parties	13	20,230	24,889
Total current liabilities		39,795,803	26,313,948

Non-current liabilities:
Operating lease liabilities	9	1,638,243	104,114
Deferred tax liabilities	14	378,344	185,382
Unrecognized tax benefits	14	3,413,850	2,320,918
Other non-current liabilities		883,963	885,901
Total Liabilities		46,110,203	29,810,263

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED BALANCE SHEETS-(Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

		As of June 30,
	Notes	2024	2023
Commitments and Contingencies	15

Shareholders’ Equity:
Common shares, $0.0001 par value, 100,000,000 shares authorized; 25,640,056 shares issued and outstanding as of June 30, 2024; 23,650,122 shares issued and outstanding as of June 30, 2023	19	2,564	2,365
Additional paid-in capital	19	61,351,200	58,183,383
Statutory reserves	19	5,553,104	5,356,828
(Accumulated deficit) retained earnings		(51,728)	5,029,021
Accumulated other comprehensive loss	19	(4,345,902)	(3,990,594)
Total CLPS Incorporation’s Shareholders’ Equity		62,509,238	64,581,003

Noncontrolling interests	20	1,410,375	927,798

Total Shareholders’ Equity		63,919,613	65,508,801

Total Liabilities and Shareholders’ Equity		110,029,816	95,319,064

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in U.S. dollars (“$”), except for number of shares)

		For the years ended June 30,
	Notes	2024	2023	2022

Revenue from third parties		142,725,554	150,298,963	151,970,357
Revenue from related parties	13	87,172	57,576	52,024
Total revenue	21	142,812,726	150,356,539	152,022,381

Cost of revenue from third parties		(109,795,857)	(115,827,597)	(110,989,394)
Cost of revenue from related parties		(69,738)	(47,212)	(43,951)
Total cost of revenue		(109,865,595)	(115,874,809)	(111,033,345)

Gross profit		32,947,131	34,481,730	40,989,036

Operating income (expenses):
Selling and marketing expenses		(4,573,344)	(3,300,555)	(4,103,066)
Research and development expenses		(7,155,949)	(8,336,999)	(7,971,145)
General and administrative expenses		(25,120,010)	(21,641,317)	(23,045,664)
Impairment of goodwill		-	(2,382,538)	-
Subsidies and other operating income		1,363,757	1,256,070	1,536,394
Total operating expenses		(35,485,546)	(34,405,339)	(33,583,481)
(Loss) income from operations		(2,538,415)	76,391	7,405,555
Other income		1,251,465	1,123,612	854,250
Other expenses		(556,415)	(430,357)	(575,605)
(Loss) income before income tax and share of income(loss) in equity investees		(1,843,365)	769,646	7,684,200
Provision for income taxes	14	160,725	674,344	3,045,992
(Loss) income before share of income (loss) in equity investees		(2,004,090)	95,302	4,638,208
Share of income (loss) in equity investees, net of tax		156,780	70,263	(50,297)
Net (loss) income		(1,847,310)	165,565	4,587,911
Less: net income (loss) attributable to noncontrolling interest		482,655	(26,964)	132,483
Net (loss) income attributable to CLPS Incorporation's shareholders		(2,329,965)	192,529	4,455,428

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME-(Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

		For the years ended June 30,
	Notes	2024	2023	2022

Other comprehensive loss
Foreign currency translation loss		(355,386)	(3,532,507)	(1,828,542)
Less: foreign currency translation loss attributable to noncontrolling interests		(78)	(92,161)	(48,211)
Other comprehensive loss attributable to CLPS Incorporation’s shareholders		(355,308)	(3,440,346)	(1,780,331)

Comprehensive (loss) income attributable to CLPS Incorporation's shareholders		(2,685,273)	(3,247,817)	2,675,097
Comprehensive income (loss) attributable to noncontrolling interests		482,577	(119,125)	84,272
Comprehensive (loss) income		(2,202,696)	(3,366,942)	2,759,369
Basic (losses) earnings per common share	16	(0.09)	0.01	0.21
Weighted average number of share outstanding – basic		25,213,012	23,153,976	20,924,683
Diluted (losses) earnings per common share	16	(0.09)	0.01	0.21
Weighted average number of share outstanding – diluted		25,213,012	23,153,976	21,057,063

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

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

						Retained	Accumulated
				Additional		Earnings	Other
		Common Share		Paid-in	Statutory	(Accumulated	Comprehensive	Noncontrolling
	Notes	Shares	Amount	Capital	Surplus	Deficits)	Income (Loss)	Interests	Total

Net loss for the year		-	-	-	-	(2,329,965)	-	482,655	(1,847,310)
Appropriation of statutory reserve		-	-	-	196,276	(196,276)	-	-	-
Foreign currency translation loss		-	-	-	-	-	(355,308)	(78)	(355,386)
Stock-based compensation	18	-	-	3,168,016	-	-	-	-	3,168,016
Exercise of share options and vesting of restricted shares	18	1,989,934	199	(199)	-	-	-	-	-
Dividends paid to shareholders		-	-	-	-	(2,554,508)	-	-	(2,554,508)
Balance at June 30, 2024		25,640,056	2,564	61,351,200	5,553,104	(51,728)	(4,345,902)	1,410,375	63,919,613

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the years ended June 30,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	(1,847,310)	165,565	4,587,911
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Share-based compensation	3,168,016	2,478,295	7,184,862
Depreciation and amortization	1,252,493	1,219,812	912,248
Deferred tax (benefits)/expenses	(717,679)	264,027	245,830
Lease expense to reduce operating lease right-of -use assets	1,487,063	1,070,385	-
Loss on disposal of a long-term investment	-	-	(138,479)
Share of (income)/loss in equity investees, net of tax	(156,780)	(70,263)	50,297
Loss on disposal of subsidiaries	-	38,674	-
Provision for/(reversal of) credit losses	589,529	(10,525)	(178,010)
Loss from disposal of property and equipment	9,720	-	19,188
Impairment of long-term investments	-	85,326	102,155
Impairment of goodwill	-	2,382,538	-
Others	-	(258,262)	-
Changes in assets and liabilities:
Accounts receivable	7,208,359	454,071	(12,317,416)
Prepayment, deposits and other assets	(308,440)	3,457,373	(123,268)
Amounts due from related parties	(26,274)	27,836	222,553
Accounts payable	212,771	346,438	(215,853)
Accrued expenses and other current liabilities	(189,912)	3,850	106,994
Contract liabilities	(226,575)	331,330	260,228
Tax payables	(303,260)	148,309	640,057
Amounts due to related parties	(19,445)	(291,087)	(115,260)
Salaries and benefits payable	(1,118,578)	(769,939)	174,100
Operating lease liabilities	(1,181,396)	(1,101,526)	-
Unrecognized tax benefit	1,092,932	(266,276)	1,782,752
Net cash provided by operating activities	8,925,234	9,705,951	3,200,889

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(2,117,282)	(519,282)	(20,750,110)
Proceeds from disposal of property and equipment	8,521	158,365	552
Acquisition of intangible assets	-	-	(9,076)
Payments for business acquisitions, net of cash acquired from acquisitions	(2,358,172)	-	-
Acquisition of long-term investments	-	-	(409,625)
Disposition of long-term investments	-	111,066	786,427
Disposition of subsidiaries	-	13,806	-
Maturities of short-term investments	1,119,635	14,130,000	-
Purchases of short-term investments	(3,219,635)	(14,130,000)	-
Maturities of short-term investments, net	-	-	4,159,309
Repayments from related parties	829,847	204,211	15,491
Loans provided to related parties	(6,513,930)	(274,212)	(83,651)
Net cash used in investing activities	(12,251,016)	(306,046)	(16,290,683)

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the years ended June 30,
	2024	2023	2022
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	44,508,794	23,388,911	21,955,625
Repayments of short-term bank loans	(31,761,143)	(26,325,471)	(14,484,851)
Proceeds from exercise of options	-	-	3,867
Dividends paid to shareholders	(2,554,508)	(1,175,684)	-
Dividends paid to noncontrolling interests	-	(207,087)	-
Net cash provided by (used in) financing activities	10,193,143	(4,319,331)	7,474,641

Effect of exchange rate changes on cash	(28,482)	(1,175,928)	(727,242)

Net increase (decrease) in cash	6,838,879	3,904,646	(6,342,395)
Cash and cash equivalents and restricted cash at the beginning of the year	22,301,633	18,396,987	24,739,382

Cash, cash equivalents and restricted cash at the end of the year	29,140,512	22,301,633	18,396,987

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	857,515	1,619,792	676,179
Interest paid	407,574	365,893	342,144
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	29,116,431	22,214,029	18,396,987
Restricted cash	24,081	87,604	-
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	29,140,512	22,301,633	18,396,987

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

CLPS Incorporation (“CLPS” or the “Company”), is a company that was established under the laws of the Cayman Islands on May 11, 2017, as a holding company. The Company, through its subsidiaries, designs, builds, and delivers IT services, solutions, product services and academic education service. The Company customizes its services to specific industries with customer service teams typically based on-site at the customer locations. The Company’s solutions enable its clients to meet the changing demands in an increasingly global, internet-driven, and competitive marketplace. Mr. Xiao Feng Yang, the Company’s Chairman of the Board, together with Mr. Raymond Ming Hui Lin, the Company’s Chief Executive Officer (“CEO”) are the controlling shareholders of the Company (the “controlling shareholder”). On June 8, 2018, the Company completed its initial public offering (“IPO”) on the Nasdaq Capital Market.

Details of the significant subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation/ Acquisition	Place of Incorporation	Percentage of Equity Ownership	Principal Activities
Qiner Co., Limited (“Qiner”)	Incorporated on April 21, 2017	Hong Kong, China	100%	Holding Company
Qinheng Co., Limited (“Qinheng”)	Incorporated on June 9, 2017	Hong Kong, China	100%	Holding Company
Shanghai Qincheng Information Technology Co., Ltd. (“CLPS QC” or “WOFE”)	Incorporated on August 4, 2017	Shanghai, China	100%	Holding Company
Shanghai Chenqin Information Technology Services Co., Ltd.	Incorporated on May 31, 2021	Shanghai, China	100%	Holding Company
CLPS Shanghai Co., Ltd. (“CLPS Shanghai”, formerly ChinaLink Professional Service Co., Ltd.)	Incorporated on August 30, 2005	Shanghai, China	100%	Software development
CLPS Dalian Co., Ltd. (“CLPS Dalian”)	Incorporated on May 25, 2011	Dalian, China	100%	Software development
CLPS Beijing Hengtong Co., Ltd. (“CLPS Beijing”)	Incorporated on March 30, 2015	Beijing, China	100%	Software development
CLPS Technology (Singapore) Pte. Ltd. (“CLPS SG”)	Incorporated on August 18, 2015	Singapore	100%	Software development
Ridik Technology (Australia) Pty Ltd. (“Ridik AU”)	Incorporated on November 10, 2015	Australia	100%	Software development
CLPS Technology (Hong Kong) Co., Limited (“CLPS Hong Kong”)	Incorporated on January 7, 2016	Hong Kong, China	100%	Software development
JAJI (Shanghai) Co., Ltd (“JAJI China”, formerly, Judge (Shanghai) Co., Ltd.)	Acquired on November 9, 2016	Shanghai, China	60%	Software development
CLPS Shenzhen Co., Ltd. (“CLPS Shenzhen”)	Incorporated on April 7, 2017	Shenzhen, China	100%	Software development
CLPS Guangzhou Co., Ltd. (“CLPS Guangzhou”)	Incorporated on September 27, 2017	Guangzhou, China	100%	Software development

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS - continued

Name of Entity	Date of Incorporation/ Acquisition	Place of Incorporation	Percentage of Equity Ownership	Principal Activities
CLPS Hangzhou Co. Ltd. (“CLPS Hangzhou”)	Incorporated on July 31, 2019	Hangzhou, China	100%	Software development
Ridik Pte. Ltd. (“Ridik Pte.”)	Acquired on September 26, 2019	Singapore	100%	Software development
Ridik Software Solutions Pte. Ltd. (“Ridik Software Pte.”)	Acquired on September 26, 2019	Singapore	100%	Software development
Qinson Credit Card Services Limited (“Qinson”)	Incorporated on December 31, 2019	Hong Kong, China	100%	Software development
CLPS Technology (California) Inc. (“CLPS California”)	Incorporated on January 2, 2020	California, the United States of America	100%	Software development
Hainan Qincheng Software Technology Co., Ltd. (“Hainan Qincheng”)	Incorporated On January 20, 2021	Hainan, China	100%	Software development
CLPS Xi’an Co., Ltd.	Incorporated On April 15, 2021	Xi’an, China	100%	Software development
College of Allied educators Pte. Ltd. (“CAE”)	Acquired on January 3, 2024	Singapore	100%	Academic education

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates and assumptions

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, allowance for expected credit losses, useful lives of property and equipment and intangible assets, goodwill impairment, impairment of long-lived assets and long-term investments, purchase price allocation and fair value of noncontrolling interests for business combinations and asset acquisition, provision for accrued expenses and other current liabilities, valuation allowance of deferred tax assets, provision for uncertain tax positions, incremental borrowing rates for operating lease liabilities, fair value measurements of equity investments without readily determinable fair values, fair value of warrants and fair value of and estimated forfeitures for share-based compensation. Actual results could differ from those estimates.

Short-term investments

Short-term investments include time deposits with maturities of less than one year and investments in wealth management products, where certain deposits with variable interest rates or where principal amounts are not guaranteed, are placed with certain financial institutions. The Company accounts for short-term investments in debt in accordance with ASC topic 320, Investments—Debt Securities (“ASC 320”). The Group classifies the short-term investments in debt as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities, are included in earnings. Any realized gains or losses on the sale of the short-term investments, are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. The securities that the Group has the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost.

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and bank deposits, which are unrestricted as to withdrawal and use. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of its bank accounts in mainland China. Deposits in the licensed banks in mainland China are protected by Deposit Insurance System (“DIS”) managed by the People’s Bank of China (“PBOC”) up to a limit of RMB500,000.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Accounts receivable and allowance for credit losses

The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and contract assets and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of comprehensive (loss) /income. The Company assesses collectability by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable.

Long-term investments

The Company’s long-term investments consist of equity-method investments and equity investments without readily determinable fair values.

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Topic 323, Investments-Equity Method and Joint Ventures (“ASC 323”). The share of earnings or losses of the investee are recognized in the consolidated statements of comprehensive(loss)/ income. Equity method adjustments include the Company’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Company’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. The Company assesses its equity investment for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information. Any gain or loss from the disposition of the equity method investments is included in the consolidated statements of comprehensive (loss)/ income equal to difference between the proceeds the Company receives and the carrying amounts of the investment disposed.

For equity investments without readily determinable fair values, the Company elects to use the measurement alternative in accordance with ASC Topic 321, Investments-Equity Securities (“ASC 321”) to measure such investments at cost minus impairment adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer as of the date that the observable transaction occurred. These investments are measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive (loss)/ income equal to the amount by which the carrying value exceeds the fair value of the investment. For the years ended June 30, 2024, 2023 and 2022, no such investment was remeasured and accordingly no unrealized gains (losses) was recognized.

Business combination

The Company accounts for all business combinations under the purchase method of accounting in accordance with ASC Topic 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to net assets including separately identifiable assets and liabilities the Company acquired, based on their estimated fair value. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The Company recognizes and measures the acquired contract assets and contract liabilities consistent with how they were recognized and measured in the acquiree’s financial statements. The excess of (i) the total of the cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in the consolidated statements of comprehensive (loss)/ income.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Noncontrolling interests

The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the consolidated statements of comprehensive (loss)/ income as an allocation of the total income or loss for the year between noncontrolling interest holders and the shareholders of the Company.

Property and equipment, net

Property and equipment, net, are stated at cost less accumulated depreciation and impairment, if any. The straight-line method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful life
Leasehold improvements	The shorter of remaining lease terms or the estimated useful lives
Transportation equipment	5-10 years
Equipment and office furniture	1-5 years
Office buildings	31 or 50 years
Office building related facility, machinery and equipment	1-5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is charged to the consolidated statements of comprehensive (loss)/ income.

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

Amortization is computed using the straight-line method over the following estimated useful lives as it reflects the estimated pattern in which the economic benefits of the intangible assets are to be consumed:

Useful life
Customer relationship	10 years
Client lists	2 years
Software	3 – 10 years
License	20 years
Collaboration agreement	4 years

The Company does not have any indefinite-lived intangibles other than goodwill.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill

Goodwill represents the excess of the consideration over the fair value of the net assets acquired at the date of acquisition. Goodwill is allocated to applicable reporting units. Upon disposition of a business entity, goodwill is allocated to the disposed entity based on the relative fair value of that entity compared to the fair value of the reporting unit in which it was included. Goodwill is not amortized but rather tested for impairment at least annually at the reporting unit level by applying a fair-value based test in accordance with accounting and disclosure requirements for goodwill. This test is performed by management annually or more frequently if the Company believes impairment indicators are present. The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20, Intangibles - Goodwill and Other. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

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

Impairment loss of nil, $2,382,538, nil was recognized for the years ended June 30, 2024, 2023 and 2022, respectively.

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

No impairment losses were provided for the years ended June 30, 2024, 2023 and 2022.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

IT consulting services

IT consulting services are time-and-expense basis contracts. The series of IT consulting services are substantially the same from day to day, and each day of the service is considered to be distinct and separately identifiable as it benefits the customer daily. Further, the uncertainty related to the service consideration is resolved on a daily basis as the Company satisfies its obligation to perform IT service daily with enforceable right to payment for performance completed to date. Thus, revenue is recognized as service is performed and the customer simultaneously receives and consumes the benefits from the service daily. Payment terms and conditions vary by customer and are based on the billing schedule established in our contracts with customers, but the Company generally provides credit terms to customers ranging from one to three months. Therefore, the Company has determined that its contracts do not include a significant financing component.

Customized IT solution service

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

Differences between the timing of billings and the recognition of revenues are recorded as contract assets which is included in the prepayments, deposits and other assets, net, or contract liabilities on the consolidated balance sheets. Contract assets are classified as current assets and the full balance is reclassified to accounts receivables when the right to payment becomes unconditional. There is no significant financing component.

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition (continued)

Academic education service

The Company engages in providing programs, short courses, and workshops to train and help individuals and professionals in counselling, psychology, and allied health and science.

The Company’s academic education service revenue from the provision of formal educational services is in consideration of fixed amounts of tuition. The typical service period for academic education revenue ranges from 6 to 15 months.

Tuition fees from the provision of formal education services received from students are generally paid in advance prior to the beginning of each course, and are initially recorded as contract liabilities, which is reflected as a current liability as such amounts represent revenue that the Company expects to recognize within one year. Tuition fees from the provision of formal education services are recognized proportionately over the relevant period of the respective program.

Other contracts

Other contracts primarily comprise of the sales of headhunting services, consulting, administrative services and software. Revenue from headhunting services is recognized at a point in time when control is transferred to the customers, which generally occurs when the goods or services are accepted by customers. Revenue from consulting and administrative services is recognized over time as the customer simultaneously receives and consumes the benefits from the service as the Company performs.

The balances of contract assets were $690,554 and $691,025 as of June 30, 2024 and 2023, respectively, which were included in prepayments, deposits and other assets, net on the consolidated balance sheets. The decrease in contract assets is mainly due to the difference between the timing of billings and the recognition of customized IT solution revenues.

The balances of contract liabilities were $1,139,001 and $918,470 as of June 30, 2024 and 2023, respectively. The balance related to unsatisfied performance obligations under IT consulting and solutions service and academic education service is expected to be recognized as revenues over the remaining contract period. The increase in contract liabilities is mainly due to the acquisition of CAE. During the year ended June 30, 2024, $890,099 was recognized in revenue from the contract liability balance at the beginning of the period.

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

The Company is subject to value added tax (the “VAT”) that is imposed on and concurrent with the revenues earned for services provided in mainland China. The Company’s applicable value added tax rate is 6%. VAT are recorded as reduction of revenues when incurred.

The Company’s disaggregated revenue disclosures are presented in Note 21.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Cost of revenues

Cost of revenues of IT consulting services and customized IT solution service mainly consisted of compensation expenses for the Company’s IT professionals, travel expenses and material costs.

Cost of revenue of academic education service consists primarily of staff costs, education expenses and others.

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

Leases

The Company determines whether an arrangement is or contains a lease at inception.

The Company has elected the practical expedient for the short-term lease exemption for contracts with lease terms of 12 months or less.

For operating leases, the Company records a lease liability and corresponding right-of-use (“ROU”) asset at lease commencement. Lease terms are based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise the option. Lease liabilities represent the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement.

The Company estimates its incremental borrowing rate for its leases at the commencement date to determine the present value of future lease payments when the implicit rate is not readily determinable in the lease. In estimating its incremental borrowing rate, the Company considers its credit rating and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease.

Operating lease expense is recognized as a single cost on a straight-line basis over the lease term.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Employee defined contribution plan

Full time employees of the Company in mainland China participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount is expensed as incurred. The expenses related to these plans were $15,861,290, $18,025,748 and $16,771,118 for the years ended June 30, 2024, 2023 and 2022, respectively.

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates as set forth in the H.10 statistical release of the U.S. Federal Reserve Board prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet dates. Non-monetary items that are measured in terms of historical costs in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive (loss)/ income.

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

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Includes other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

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

Financial instruments of the Company primarily consist of cash and cash equivalents, short-term investments, accounts receivable, other assets, note receivables, amounts due from related parties, equity investments without readily determinable fair values, equity method investments, accounts payable and other current liabilities, amounts due to related party, short-term bank loans and long-term bank loans. The carrying amounts of these financial instruments, except for equity investments without readily determinable fair values, equity method investments and long-term bank loans, approximate their fair values because of their generally short term maturities.

Equity method investments have no quoted market prices and it is not practicable to estimate their fair value without incurring excessive costs. For equity method investments without readily determinable fair values, the Company elected to use the measurement alternative to measure those investments in the cases of an impairment charge is recognized, fair value of an investment is remeasured in an acquisition/a disposal, and an orderly transaction for identical or similar investments of the same issuer is identified. The non-recurring fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Company. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as volatility of comparable companies and probability of exit events as it relates to liquidation and redemption preferences.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value of financial instruments (continued)

As of June 30, 2024 and 2023, the Company had no financial assets and liabilities measured and recorded at fair value on a non-recurring basis.

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

Concentrations and risks

- Foreign currency risk

A majority of the transactions of the Company’s mainland China subsidiaries are denominated in Renminbi (“RMB”) and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In mainland China, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions. Remittances in currencies other than RMB by the Company in China must be processed through PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The functional currency for the Company’s mainland China subsidiaries is RMB, and the financial statements are presented in U.S. dollars. RMB depreciated by 0.2%, 8.3%, and 3.7% in fiscal years 2024, 2023 and 2022, respectively. It is difficult to predict how market forces or mainland China or U.S. government policy may impact the exchange rate between RMB and U.S. dollar in the future. The change in the value of RMB relative to U.S. dollars may affect the Company’s financial results reported in U.S. dollars without giving effect to any underlying changes in its business or results of operations. Currently, majority of the Company’s assets, liabilities, revenues and costs are denominated in RMB.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

- Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, account receivables, contract assets, other assets, note receivables, and amounts due from related parties. As of June 30, 2024 and 2023, the Company has $29,140,512 and $22,301,633 in cash and cash equivalents and restricted cash, which is held by financial institutions in mainland China and international financial institutions outside of mainland China. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and cash equivalents and restricted cash back in full. As of June 30, 2024, the Company and its subsidiaries had $147,102,483, $10,815,654, $3,479,656, etc., of cash and cash equivalents on deposit at financial institutions in mainland China, Hong Kong, Singapore, etc. As of June 30, 2023, the Company and its subsidiaries had $17,809,090, $2,832,122, $1,289,130, etc., of cash and cash equivalents on deposit at financial institutions in mainland China, Hong Kong, Singapore, etc. The Company continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

- Significant customers

The Company conducts credit evaluations on its customers and generally does not require collateral or other security from such customers.

The top two customers and their affiliates accounted for 16.7% and 10.1% of total revenues during the year ended June 30, 2024. The top two customers and their affiliates accounted for 21.4% and 9.4% of total revenues during the year ended June 30, 2023. The top two customers and their affiliates accounted for 20.6% and 12.2% of total revenues during the year ended June 30, 2022. The top two customers accounted for 14.50% and 9.8% of the Company’s total accounts receivable balance as of June 30, 2024. The top two customers accounted for 32.3% and 4.1% of the Company’s total accounts receivable balance as of June 30, 2023.

Risks and uncertainties

The significant operations of the Company are located in mainland China. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the mainland China, as well as by the general state of mainland China economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in mainland China. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, it may not be indicative of future results.

Recent accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU No. 2023-07”), to expand the annual and interim disclosure requirements for reportable segments, including public entities with a single reportable segment, primarily through enhanced disclosures about significant segment expenses. ASU No. 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024, with early adoption permitted. ASU 2023-07 is effective for the Company’s annual reporting period beginning July 1, 2024. The Company is currently evaluating the impact of adopting this standard.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topics 740): Improvements to Income Tax Disclosures (“ASU No. 2023-09”), to expand the disclosures in an entity’s income tax rate reconciliation table and income taxes paid both in U.S. and foreign jurisdictions. ASU No. 2023-09 is effective for fiscal years beginning after December15, 2024, with early adoption permitted. ASU 2023-09 is effective for the Company’s annual reporting period beginning July 1, 2025. The Company is currently evaluating the impact of adopting this standard.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 3 – ACQUISITION AND DECONSOLIDATIONS OF SUBSIDIARIES

Acquisition of MSCT

On May 18, 2021, a subsidiary of the Company, Growth Ring Ltd. (“Growth Ring”) entered into a capital increase agreement with Minshang Creative Technology Holdings Limited (“MCT”) to purchase MCT’s 53.33% equity interest in MSCT Investment Holdings Limited ("MSCT"), at a total cash consideration of $205,711 (HK$1,600,000). After the transaction, Growth Ring owned 53.33% of MSCT and MCT owned the remaining 46.67% equity interests.

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

Amounts
Net assets acquired:
Cash and cash equivalents	205,711
Intangible assets: Software	151,168
Other current liabilities	(5,390)
Deferred tax liabilities	(23,971)
Noncontrolling interests	(121,807)
Total consideration	205,711

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 3 – ACQUISITION AND DECONSOLIDATIONS OF SUBSIDIARIES - continued

Acquisition of CAE

On December 20, 2023, CLPS SG entered into an agreement with College of Allied Educators Pte. Ltd. (“CAE”) to purchase 100% of its equity interest, at a total cash consideration of $3,244,145 (SGD$4,280,000). CAE is a company incorporated in Singapore, mainly engaged in providing programs, short courses, and workshops to train and help individuals and professionals in counselling, psychology, and allied health and science. This acquisition created resources and business synergies by connecting highly skilled IT professionals with education platforms to collaborate, advance, and promote IT talent creation and development to support the Company’s long-term business expansion.

The acquisition was completed on January 3, 2024 and was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction was determined by the Company with the assistance of an independent appraisal firm based on the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date. The purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition was as follows:

Amounts
Net assets acquired:
Cash and cash equivalents	1,469,832
Accounts receivable, net	15,094
Prepayments, deposits and other assets	146,410
Intangible assets:
License	909,573
Client lists	166,755
Collaboration agreement	98,537
Other current liabilities	(745,579)
Other non-current liabilities	(947)
Deferred tax liabilities	(199,727)
Goodwill	1,384,197
Total consideration	3,244,145

Identifiable intangible assets acquired include license, client lists and collaboration agreement. Client lists and collaboration agreement were both valued using an income approach and determined to carry estimated remaining useful lives of two years and four years, respectively. License was valued using a relief from royalty method and determined to carry estimated remaining useful lives of twenty years (a Level 3 measurement). Significant assumptions used in the valuation of intangible assets are projected revenue growth rates, royalty rate, and discount rate. Goodwill recognized represents the expected synergies from integrating academic education with the company's business and is not tax deductible.

The actual results of operation after the acquisition date and pro forma results of operations for the acquisitions have not been presented because the effects were not material.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 3 – ACQUISITION AND DECONSOLIDATIONS OF SUBSIDIARIES - continued

Acquisition of Shell Infotech

On June 7, 2024, Ridik Pte. Ltd. entered into an agreement with Shell Infotech Pte. Ltd. and Shell Infotech Consulting Sdn. Bhd. (collectively, “Shell Infotech”) to purchase 100 % of its equity interest, at a total cash consideration of $887,836 (SGD$1,200,000) and $29,595 (SGD$40,000), respectively. Shell Infotech is a leading IT consulting and managed services provider headquartered in Singapore and was established in 2003. It offers a wide range of IT services, including software development, SAP solutions, enterprise applications, and managed services, with a focus on the banking and insurance sectors in Singapore and Malaysia. This acquisition expanded the Company’s client base and market share in Southeast Asia, while strengthened its core IT competencies and service offerings and solidified its commitment to global expansion.

The acquisition of the 100% equity interest in Shell Infotech was completed on June 7, 2024 and was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction was determined by the Company with the assistance of an independent appraisal firm based on the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date. Significant assumptions used in the valuation of intangible assets are projected revenue growth rates and discount rate. The purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition was as follows:

Amounts
Net assets acquired:
Cash and cash equivalents	126,410
Accounts receivable, net	574,287
Prepayments, deposits and other assets – current	32,432
Property and equipment, net	39,964
Intangible assets: Customer relationships	569,695
Other current liabilities	(453,961)
Other non-current liabilities	(1,255)
Deferred tax liabilities	(96,848)
Goodwill	126,707
Total consideration	917,431

Identifiable intangible assets acquired include customer relationship. Customer relationship was valued using an income approach and determined to carry estimated remaining useful lives of ten years. The goodwill recognized represents the expected synergies with the company's existing business and is not tax deductible.

The actual results of operation after the acquisition date and pro forma results of operations for the acquisitions have not been presented because the effects were not material.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of June 30,
	2024	2023
Trade accounts receivable	39,178,089	48,582,555
Less: allowance for credit losses	(398,880)	(67,088)
Accounts receivable, net	38,779,209	48,515,467

The movement of the allowance for credit losses is as follows:

	For the year ended
	2024	2023
Balance at beginning of the year	67,088	126,372
Adoption of ASU 2016-13	-	13,372
Provision for credit losses	338,878	11,238
Recovery of accounts receivable	(7,038)	(15,788)
Write off for accounts receivable	-	(67,599)
Foreign currency translation adjustments	(48)	(507)
Balance at end of the year	398,880	67,088

NOTE 5 – PREPAYMENTS, DEPOSITS AND OTHER ASSETS, NET

Prepayments, deposits and other assets, net consisted of the following:

	As of June 30,
	2024	2023
Prepaid expenses*	901,567	510,462
Contract assets	690,554	691,025
Advances and deposits to suppliers*	968,151	155,179
Deferred contract costs	726,691	114,400
Note receivables	1,376,357	280,223
Advances to employees	408,480	100,090
Prepaid VAT	59,647	74,329
Less: allowance for credit losses	(39,266)	(7,316)
Total	5,092,181	1,918,392
Less: non-current portion	(594,603)	(252,656)
Prepayments, deposits and other assets – current portion	4,497,578	1,665,736

*	Prepaid expenses, advances and deposits to suppliers primarily consists of advances and deposits to suppliers for purchasing goods or services that have not been received or provided.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 5 – PREPAYMENTS, DEPOSITS AND OTHER ASSETS, NET - continued

The movement of the allowance for credit losses is as follows:

	For the year ended
	2024	2023
Balance at beginning of the year	7,316	-
Adoption of ASU 2016-13	-	13,292
Provision for other receivable and contract assets	31,900	-
Recovery of other receivable and contract assets	-	(5,976)
Foreign currency translation adjustment	50	-
Balance at end of the year	39,266	7,316

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of June 30,
	2024	2023
Office buildings	20,400,547	20,354,809
Equipment and office furniture	1,682,622	1,203,729
Office building related facility, machinery and equipment	182,932	182,503
Transportation equipment	710,782	37,421
Leasehold improvements	1,767,487	772,210
Total	24,744,370	22,550,672
Less: accumulated depreciation	(3,575,846)	(2,438,367)
Property and equipment, net	21,168,524	20,112,305

Depreciation expense was $1,036,767, $1,040,734, and $709,836, for the years ended June 30, 2024, 2023 and 2022, respectively. No impairment losses were recognized for the years ended June 30, 2024, 2023 and 2022.

As of June 30, 2024, the office building with carrying amount of $15,651,184 is mortgaged to secure financing credit facility of HKD 58,000,000 from Taipei Fubon Bank.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 7 – INTANGIBLE ASSETS, NET

As of June 30, 2024 and 2023, intangible assets, net consisted of the following:

	As of June 30, 2024
	Gross carrying value	Accumulated amortization	Net carrying value
Customer relationship	1,490,555	(442,862)	1,047,693
Client lists	162,338	(40,584)	121,754
License	885,478	(22,137)	863,341
Collaboration agreement	95,927	(11,991)	83,936
Software	216,873	(96,856)	120,017
Others	22,522	(4,891)	17,631
Total	2,873,693	(619,321)	2,254,372

	As of June 30, 2023
	Gross carrying value	Accumulated amortization	Net carrying value
Customer relationship	924,351	(346,632)	577,719
Software	222,982	(74,526)	148,456
Total	1,147,333	(421,158)	726,175

The amortization expenses were $196,859, $179,078 and $202,412 for the years ended June 30, 2024, 2023 and 2022, respectively. Estimated future amortization expenses are as follows:

Year ending June 30,	Amortization expense
2025	329,929
2026	282,490
2027	236,059
2028	220,406
2029	208,415

No impairment losses were recognized for the years ended June 30, 2024, 2023 and 2022.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 8 – GOODWILL

The Company had two reporting units, consisting of IT services and Academic education services as of June 30, 2024.

The changes in the carrying amount of goodwill for each reporting unit for the year ended June 30, 2024 were as follows:

	IT services	Academic education services	Total
Balance as of July 1, 2023	-	-	-
Acquired (Note 3)	126,707	1,384,197	1,510,904
Foreign currency translation adjustment	(337)	(36,668)	(37,005)
Balance as of June 30, 2024	126,370	1,347,529	1,473,899

For the year ended June 30, 2024, the Company performed a qualitative assessment of the goodwill for the reporting units based on the requirements of ASC 350-20. The Company assessed the totality of events or circumstances, and determined that it is not more likely than not that the fair value of the reporting units was less than their carrying amount. Therefore, no impairment loss was recognized for the year ended June 30, 2024.

For the year ended June 30, 2023, the Company bypassed the qualitative assessment and performed a quantitative assessment of the goodwill for the reporting unit based on the requirements of ASC 350-20. The Company performed a quantitative assessment by estimating the fair value of the reporting unit based on market approach using multiples of comparable companies and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The fair value of the reporting unit is less than its carrying value and therefore, impairment loss of $2,382,538 was recognized for the year ended June 30, 2023.

NOTE 9 – LEASE

The Company has operating leases as the lessee for certain offices.

The Company’s lease agreements include lease payments that are fixed, do not contain material residual value guarantees or variable lease payments. The leases have remaining lease terms of up to three years without option to extend the lease. The Company’s leases do not contain restrictions or covenants that restrict the Company from incurring other financial obligations. The Company’s lease agreements may contain lease and non-lease components. Non-lease components primarily include payments for property management fee. Consideration for lease and non-lease components are allocated on a relative standalone selling price basis.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 9 – LEASE - continued

Operating leases as Lessee

The operating lease cost was $1,514,162 and $1,070,385 for the year ended June 30, 2024 and 2023, respectively.

	As of and for the year ended June 30,
	2024	2023
Other information
Cash paid for operating leases	1,181,396	1,101,526
ROU assets obtained in exchange for new operating lease liabilities	3,553,256	815,324
Weighted-average remaining lease term (in years):
Operating leases	2.25	1.21
Weighted-average discount rate:
Operating leases	5.10%	5.54%

For the year ended June 30, 2024, total operating lease expenses of $578,756, $651,526, $259,930, $23,950 were recorded in cost of revenue, general and administrative expenses, selling expenses and research and development expenses, respectively.

For the year ended June 30, 2023, total operating lease expenses of $783,669, $263,775, $55,082 were recorded in general and administrative expenses, selling expenses and research and development expenses, respectively.

Future minimum lease payments for operating leases as of June 30, 2024, are as follows:

Operating Leases
2025	1,709,211
2026	1,067,162
2027	442,176
Total minimum lease payments	3,218,549
Less: imputed interest	(218,378)
Total lease liability balance	3,000,171

Minimum payments related to leases not yet commenced as of June 30, 2024	264,637

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 10 – LONG-TERM INVESTMENTS

	As of June 30,
	2024	2023
Equity investments without readily determinable fair values
Beijing UniDev Software Co., Ltd. (“UniDev”)	232,414	232,924
Total equity investments without readily determinable fair values	232,414	232,924

Equity method investments
Fuson Group Limited (“Fuson”) and its subsidiaries (“Fuson Group”)	368,009	210,243
Shanghai Shier Information Technology Co., Ltd. (“Shier”)	13,384	13,431
Total equity method investments	381,393	223,674
	613,807	456,598

Equity investments without readily determinable fair values

As of June 30, 2024 and 2023, the Company had an equity interest of 15% in UniDev.

The Company recognized an impairment loss of nil, $32,744 for Huaqin Robotics., and nil for the years ended June 30, 2024, 2023, and 2022, respectively, in“Other expenses” in the Consolidated Statements of Comprehensive (Loss)/Income.

There were no downward adjustments (including impairment charges) or any upward adjustments recognized on equity investments without readily determinable fair value during the years presented.

Equity method investments

As of June 30, 2024 and 2023, the Company had an equity interest of 35.02% and 35% in Fuson Group and Shier, respectively.

The Company accounts for the investments in Shier and Fuson Group as equity method investments due to its significant influence over the entities.

No impairment loss was recorded for the year ended June 30, 2024. An impairment loss of $52,582 of Shier for the years ended June 30, 2023, and an impairment loss of $102,155 of Economic Modeling Information Technology Co., Ltd. (“EMIT”) for the year ended June 30, 2022 was recognized in “Other expenses” in the Consolidated Statements of Comprehensive (Loss)/Income.

The carrying amount of the equity method investments in excess of the Company’s proportionate interest was not material and recognized as equity method goodwill.

Selected financial information of the equity method investees are not presented as the effects were not material.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 11 – BANK LOANS

Bank loans as of June 30, 2024 and 2023 amounted to $23,232,856 and $10,554,617, respectively. Bank loans consisted of several bank loans denominated in RMB and SGD.

As of June 30, 2024, the Company had total financing credit facilities of $15,979,054 of which the used amount was $11,088,036. An office building with a carry amount of $15,651,184 was mortgaged to secure the credit facility of HKD58,000,000 with Taipei Fubon Bank.

The effective weighted average interest rates were 2.950%, 3.467% and 3.771% for the years ended June 30, 2024, 2023 and 2022, respectively.

One of the loan agreements contained certain financial covenants. The Company was in compliance with all covenants as of June 30, 2024.

As of June 30, 2024, all loan principals will be due within 1 year.

NOTE 12 – SALARIES AND BENEFITS PAYABLE

Full time employees of the Company located in mainland China participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company accrued for these benefits based on certain percentages of the employees’ salaries. Salaries and benefits payable included $975,776 and $1,181,491 accrued employer portion of social benefits payable to local governments as of June 30, 2024 and 2023, respectively.

NOTE 13 – RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Company in 2024 and 2023 consisted of:

Related Party	Relationship with the Company
Xiao Feng Yang	Chairman of the Board
Raymond Ming Hui Lin	CEO of the Company
EMIT	Equity investee of the Company
Beijing Bright Technology Co., Ltd (“Beijing Bright”)	Noncontrolling interest shareholder of JAJI China
UniDev	Equity investee of the Company
Fuson Group	Equity investee of the Company
MCT	Noncontrolling interest shareholder of MSCT

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 13 – RELATED PARTY TRANSACTIONS - continued

(a) Related party balances

The balances due from and due to related parties were as follows:

	As of June 30,
	2024	2023
Due from related parties, current:
Fuson Group (a)	3,559,109	189,363
UniDev (c)	-	201,908
Total	3,559,109	391,271

Due from related parties, non-current:
Fuson Group (b)	2,374,298	-
Total	2,374,298	-

(a)	The balance as of June 30, 2024 represents loans due from Fuson Group with interest rates ranging from 2.90% to 5.35%, which should be paid within one year. The balance as of June 30, 2023 represents unreceived IT service fee from Fuson Group.

(b)	The balance represents loans due from Fuson Group with interest rates ranging from 3.50% to 6.50%, which should be paid within 42 months.
(c)	The balance represents unreceived IT service fee from UniDev.

	As of June 30,
	2024	2023
Due to related parties:
Fuson Group	14,774	-
MCT	5,456	5,444
UniDev	-	19,445
Total	20,230	24,889

Due to related parties mainly represents the deposit to Fuson Group and unpaid administrative fee to MCT and UniDev.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 13 – RELATED PARTY TRANSACTIONS - continued

(b) Related party transactions

		For the year ended,
		2024	2023	2022
a)	Consulting services provided to related parties
	Fuson Group	87,172	57,418	-
	UniDev	-	-	46,008
	EMIT	-	158	6,016
		87,172	57,576	52,024

b)	Services provided by related parties
	UniDev	165,676	269,966	34,995
	Fuson Group	18,894	-	-
	EMIT	-	221,584	157,762
	Beijing Bright	-	99,208	142,487
		184,570	590,758	335,244

c)	Loans provided to related parties
	Fuson Group	6,043,329	130,402	-
	Beijing Bright	415,236	-	-
	UniDev	55,365	143,810	-
	EMIT	-	-	83,651
		6,513,930	274,212	83,651
d)	Repayment of loans from related parties
	Beijing Bright	415,236	-	-
	Fuson Group	194,897	-	-
	UniDev	193,777	-	-
	EMIT	-	204,211	15,491
		803,910	204,211	15,491
e)	Interest income received from related parties
	Fuson Group	14,481	1,518	-
	UniDev	8,549	6,342	-
	Beijing Bright	2,907	-	-
	EMIT	-	3,704	9,260
		25,937	11,564	9,260
f)	Rental income from related party
	Fuson Group	59,016	10,718	3,587

g)	Other revenue from related party
	Fuson Group	61,244	-	-

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 14 – TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman Islands and BVI

Under the current laws of the Cayman Islands and BVI, the Company and subsidiaries in BVI are not subject to tax on income or capital gains.

Hong Kong

Subsidiaries in Hong Kong are subject to Hong Kong profits tax rate at a rate of 16.5%, and foreign-derived income is exempted from income tax.

Singapore

Subsidiaries in Singapore are subject to Singapore corporate income tax at a rate of 17.0%, and foreign-derived income is exempted from income tax.

Mainland China

Under the Enterprise Income Tax (“EIT”) Law of mainland China, enterprises are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and tax exemption may be granted if qualified. EIT Law grants a preferential tax rate to High and New Technology Enterprises (“HNTEs”). An enterprise qualified as HNTE and awarded with the “HNTE” certificate may enjoy a reduced EIT rate of 15%. CLPS Shanghai, the Company’s main operating subsidiary in mainland China, was recognized as qualified HNTEs since 2013. Its latest qualified periods are for 2022 to 2024 and it enjoys a preferential tax rate of 15%. JAJI (Shanghai), one of the Company’s operating subsidiary in mainland China, was also recognized as qualified HNTEs since 2022. Its latest qualified periods are for 2022 to 2024 and it enjoys a preferential tax rate of 15%.

A qualified enterprise in encouraged industries registered in the Hainan Free Trade Port and engaged in substantive operations may enjoy a reduced EIT rate of 15%. CLPS Hainan, a Company’s subsidiary in mainland China, was recognized as a qualified enterprise engaged in encouraged industries registered in the Hainan Free Trade Port and engaged in substantive operations. It enjoys the reduced EIT rate of 15%.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 14 – TAXES - continued

(a)	Corporate Income Taxes (“CIT”) (continued)

(Loss) income before income taxes

	For the year ended June 30,
	2024	2023	2022
Mainland China	2,878,314	4,350,067	17,366,634
Non- mainland China	(4,721,679)	(3,580,421)	(9,682,434)
	(1,843,365)	769,646	7,684,200

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the year ended June 30,
	2024	2023	2022
Mainland China statutory income tax rate	25.0%	25.0%	25.0%
Effect of income tax rate difference in other jurisdictions	(56.5)%	115.5%	25.8%
Effect of tax rate changes on deferred taxes	(8.9)%	7.9%	(0.3)%
Effect of mainland China preferential tax rate and tax relief	(27.0)%	(28.5)%	(10.1)%
Tax exempt income	1.6%	(5.1)%	-
Research and development credits	96.6%	(230.4)%	(18.0)%
Business insurance	(5.7)%	13.7%	1.5%
Late payment interest	(20.0)%	42.5%	0.5%
Withholding tax	(4.7)%	9.1%	-
Depreciation and amortization	(2.2)%	7.5%	0.4%
Investment gain/loss	(2.3)%	43.2%	(1.5)%
Statutory income/expense	3.9%	(6.1)%	(1.4)%
Intercompany transfers	(10.9)%	(24.7)%	10.8%
Change in valuation allowances	3.6%	43.3%	6.6%
Goodwill impairment	-	69.0%	-
Others	(1.2)%	5.8%	0.5%
Effective tax rate	(8.7)%	87.7%	39.8%

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 14 – TAXES - continued

(a)	Corporate Income Taxes (“CIT”) (continued)

The provision (benefit) for income tax consists of the following:

	For the year ended June 30,
	2024	2023	2022
Current income tax	878,404	410,317	2,800,162
Deferred income tax	(717,679)	264,027	245,830
Total provision for income tax expenses	160,725	674,344	3,045,992

As of June 30, 2024, the Company had net operating loss carry forwards of approximately $6,590,910 from the Company’s subsidiaries of mainland China, which will expire between 2024 and 2029 if not utilized. As of June 30, 2024, the Company had net operating loss carry forwards of approximately $1,732,014, $281,093, $1,423,959, $234,931 and $33,620 from its operations in Singapore, Australia, Hong Kong, Japan and Philippines, respectively. The net operating losses in Singapore, Australia and Hong Kong will be carried forward indefinitely while the net operating losses in Japan and Philippines will be carried forward for 10 years and 3-5 years, respectively.

The significant components of the deferred tax assets and liabilities are as follows:

	As of June 30,
	2024	2023
Deferred tax assets:
Net operating loss carry forwards	1,394,349	996,177
Accrued expenses	27,184	39,516
Lease liabilities	641,646	169,375
Share of investee’s loss	27,125	27,078
Others	118,734	28,724
Valuation allowances	(935,005)	(1,009,596)
Total deferred tax assets	1,274,033	251,274

Deferred tax liabilities:
ROU assets	576,986	169,375
Intangible assets	378,344	117,781
Share of investee’s income	-	67,601
Total deferred tax liabilities	955,330	354,757

Net deferred tax assets	697,047	81,899
Net deferred tax liabilities	378,344	185,382

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 14 – TAXES - continued

(a)	Corporate Income Taxes (“CIT”) (continued)

As of June 30, 2024 and 2023, valuation allowances were provided against deferred tax assets in entities which were in a three-year cumulative losses position and/or are not forecasted to turn profits in the foreseeable future.

For the years ended June 30, 2024, 2023 and 2022, the Company accrued dividend distribution withholding tax for the remittance of earnings from subsidiaries in mainland China to offshore entities of $147,982, $70,016 and nil, respectively. As of June 30, 2024 and 2023, the Company intended to permanently partially reinvest the remaining undistributed earnings from subsidiaries of mainland China to fund future operations and thus nil and $62,237 deferred tax has been recognized for withholding taxes that would be payable on the unremitted earnings that are subject to withholding taxes of the Company’s subsidiaries established in mainland China. As of June 30, 2024 and 2023, the taxable temporary differences for unrecognized deferred tax liabilities related to investments in foreign subsidiaries were $35,439,209 and $23,459,996, respectively. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. It is possible that the amount of unrecognized benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. Unrecognized tax benefits were presented in “other non-current liabilities” in the consolidated balance sheets. As of June 30, 2024, 2023 and 2022, the Company had unrecognized tax benefits of $2,780,674, $2,442,085 and $3,095,554, respectively, if ultimately recognized, will impact the effective tax rate. The Company has presented unrecognized tax benefits of $2,649,114, $1,924,305 and $2,497,005 on a net basis with deferred tax assets relating to tax losses carry forward, $21,209, $21,256 and $446,490 of which a full valuation allowance would otherwise be recorded as of June 30, 2024, 2023 and 2022. The Company recorded interests of $368,123 and zero penalties related to potential underpaid income tax expenses for the year ended June 30, 2024 and interests of $313,305 and zero penalties for the year ended June 30, 2023, $36,363 interests and zero penalties for the year ended June 30, 2022, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	2024	2023	2022
Balance at July 1	2,442,085	3,095,554	1,333,608
Increase	518,179	934,563	2,132,154
Decrease	(172,682)	(1,386,797)	(267,622)
Foreign currency translation adjustment	(6,908)	(201,235)	(102,586)
Balance at June 30	2,780,674	2,442,085	3,095,554

As of June 30, 2024, the open tax years for mainland China ranges from calendar year 2019 to calendar year 2023.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 14 – TAXES - continued

(b) Tax Payables

The Company’s tax payables consist of the following:

	As of June 30,
	2024	2023

VAT payable	761,457	654,799
Corporate income tax payable	146,030	417,445
Withholding tax payable	326,183	343,753
Disability insurance fund payable	1,035,935	1,011,958
Other tax payables	82,010	75,420
Total tax payables	2,351,615	2,503,375

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Commitments

As of June 30, 2024, the Company has no outstanding commitments other than the operating lease payments (Note 9).

Contingencies

From time to time, the Company is subject to legal proceedings, investigations, and claims incidental to the conduct of its business. The Company is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Company’s business, financial position, results of operations or cash flows.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 16 – EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings (losses) per share for the periods indicated:

	For the year ended June 30,
	2024	2023	2022

Basic earnings (losses) per share calculation:
Numerator:
Net (loss) income attributable to common shares	(2,329,965)	192,529	4,455,428
Denominator:
Weighted average common shares outstanding	25,213,012	23,153,976	20,924,683
Basic earnings (losses) per share attributable to common shares	(0.09)	0.01	0.21
Diluted earnings (losses) per share calculation:
Numerator:
Net (loss) income attributable to common shares for calculating diluted earnings (losses) per share	(2,329,965)	192,529	4,455,428
Denominator:
Weighted average common shares outstanding	25,213,012	23,153,976	20,924,683
Weighted average common shares equivalents:
Effects of dilutive securities
Warrants	-	-	-
Share options	-	-	-
RSUs	-	-	132,380
Shares used in computing diluted earnings (losses) per share attributable to common shares	25,213,012	23,153,976	21,057,063
Diluted earnings (losses) per share attributable to common shares	(0.09)	0.01	0.21

For the years ended June 30, 2024 and 2023, the effects of all warrants, options and RSU were excluded from the computation of diluted (loss) earnings per share as their effects would be anti-dilutive. For the year ended June 30, 2022, the effects of warrants and options were excluded from the computation of diluted earnings per share as their effect would be anti-dilutive.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 17 – WARRANTS

On March 3, 2021, the Company issued 2,666,666 warrants to with certain accredited investors concurrently with the private placement transaction (Note 19). Each warrant is to purchase one common share of the Company at $6.0 per share and can be exercised prior to the termination date which is September 3, 2026. During year ended June 30, 2024, no warrants were exercised. As of June 30, 2024 and 2023, 2,666,666 warrants were issued and outstanding.

NOTE 18 – SHARE-BASED PAYMENT

a)	The 2017 Stock Incentive Plan (the “2017 Plan”)

In November 2017, the Company’s shareholders and Board of Directors (“Board”) approved the 2017 Plan. The 2017 Plan provides for discretionary grants of, among others, RSU, stock options, stock awards and stock unit awards to key employees and directors of the Company. The purpose of the 2017 Plan is to recognize contributions made to the Company by such individuals and to provide them with additional incentive to achieve the objectives of the Company. The Board authorized up to 2,210,000 shares for grants under the terms of the 2017 Plan. The grants under the 2017 Plan generally have a maximum contractual term of ten years from the date of grant. The terms of individual agreements for various grants under the 2017 Plan will be determined by the Board (or its Compensation Committee) and may contain both service and performance conditions.

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

In April 2020, the Company’s shareholders and Board approved the 2020 Plan. The 2020 Plan is to cancel the rest of authorized shares not granted under the 2017 and 2019 Plan. The 2020 Plan provides for discretionary grants of, among others, stock options, stock awards and stock unit awards to key employees and directors of the Company. The purpose of the 2020 Plan is to recognize contributions made to the Company by such individuals and to provide them with additional incentive to achieve the objectives of the Company. The Board authorized up to 11,011,663 shares for grants under the 2020 Plan. The grants under the 2020 Plan generally have a maximum contractual term of five years from the date of grant. The terms of individual agreements for various grants under the 2020 Plan will be determined by the Board (or its Compensation Committee) and may contain both service and performance conditions.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 18 – SHARE-BASED PAYMENT - continued

Stock Options - continued

In March 2023, the Company’s shareholders and Board approved the 2023 Plan. The 2023 Plan is to cancel the rest of authorized shares not granted under the 2017, 2019 and 2020 Plan. The 2023 Plan provides for discretionary grants of, among others, stock options, stock awards and stock unit awards to key employees and directors of the Company. The purpose of the 2023 Plan is to recognize contributions made to the Company by such individuals and to provide them with additional incentive to achieve the objectives of the Company. The Board authorized up to 20,000,000 shares for grants under the 2023 Plan. The grants under the 2023 Plan generally have a maximum contractual term of five years from the date of grant. The terms of individual agreements for various grants under the 2023 Plan will be determined by the Board (or its Compensation Committee) and may contain both service and performance conditions.

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

On January 31, 2022, the Company granted an aggregate of 1,300,000 stock options to key employees and senior executives under the 2020 plan. The stock options contain service condition only. The stock options are valid for a period of 5 years from the grant date and vest 25% each year in equal annual installments at the end of each anniversary over a four-year period, with the first 25% vesting on January 31, 2023 and the second, third and fourth 25% vest on January 31, 2024, 2025 and 2026, respectively.

On November 14,2022, the Company granted an aggregate of 1,023,531 stock options to key employees and senior executives under the 2020 plan. The stock options contain service condition only. The stock options are valid for a period of 5 years from the grant date and vest 25% each year in equal annual installments at the end of each anniversary over a four-year period, with the first 25% vesting on November 14,2023, and the second, third and fourth 25% vest on November 14, 2024, 2025 and 2026, respectively.

On August 16, 2023, the Company granted an aggregate of 1,535,000 stock options to key employees and senior executives under the 2020 plan. The stock options contain service condition only. The stock options are valid for a period of 5 years from the grant date and vest 25% each year in equal annual installments at the end of each anniversary over a four-year period, with the first 25% vesting on August 16, 2024 and the second, third and fourth 25% vest on August 16, 2025, 2026 and 2027, respectively.

The options granted to employees are accounted for as equity awards and measured at their grant date fair value using binomial lattice model. The Company recognizes the compensation expenses over the service requisite periods using the accelerated method. Share-based compensation cost of $1,186,806, $1,000,105 and $1,196,971 were recognized for the years ended June 30, 2024, 2023 and 2022, respectively. The weighted-average grant-date fair value per share of options granted was $0.46 for senior executives and $0.44 for key employees during the year ended June 30, 2024, $0.58 for senior executives and $0.57 for key employees during the year ended June 30, 2023, and $1.13 for senior executives and $1.01 for key employees during the year ended June 30, 2022, respectively.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 18 – SHARE-BASED PAYMENT - continued

Stock Options - continued

The assumptions used to value the Company’s stock options grants were as follows:

	2024	2023	2022

Expected volatility	42%	43%	40%
Risk-free interest rate	4.42%	4.00%	0.71~1.62%
Exercise multiples	2.2~2.8	2.2~2.8	2.2~2.8
Expected dividend yield	0%	0%	0%
Forfeited rates	12~30%	16~23%	12~19%
Fair market value per common share	0.98	1.135	1.92~3.15

Expected volatilities are based on historical volatilities of the similar public companies’ common shares over the respective expected term of the share-based awards. Risk-free interest rate is based on U.S. Treasury zero-coupon issues with maturity terms similar to the expected term on the share-based awards. The exercise multiples are the share price multiples upon which the employees are likely to exercise share options. Fair market value per common share is the market value of the Company’s stocks on the grant date. The shares of common stock to be issued and/or sold upon the exercise of stock options are made available from authorized and unissued common stock.

The following table sets forth the summary of stock options activities:

	Number of stock options	Weighted Average Exercise Price	Weighted Average Grant-date Fair Value	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding as of July 1, 2023	5,225,362	2.22	1.08	2.8 years	356,642
Granted	1,535,000	0.80	0.45
Exercised	(41,500)	0.80	0.57		-
Forfeited or expired	(346,435)	1.41	0.71		-
Outstanding as of June 30, 2024	6,372,427	1.93	0.92	2.3 years	175,494
Outstanding and exercisable as of June 30, 2024	2,628,115	2.48	1.13		18,727
Vested and expected to vest as of June 30, 2024	5,293,215	2.06	0.22	2.3 years	125,998

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 18 – SHARE-BASED PAYMENT - continued

Stock Options - continued

The aggregate intrinsic value in the table above represents the difference between the closing stock price on the last trading day in fiscal 2024 and the options’ respective exercise price. Total intrinsic value of options exercised for the year ended June 30, 2024,2023 and 2022 was nil, nil and $1,125, respectively. The total fair value of options vested during the years ended June 30, 2024, 2023 and 2022 was $1,098,566, $1,152,356 and $505,295, respectively.

As of June 30, 2024, there was $506,804 of unrecognized compensation cost, adjusted for estimated forfeitures based on historical data, related to non-vested stock options granted to the Company’s employees and directors. Total unrecognized compensation cost is expected to be recognized over a period of 1.37 years as of June 30, 2024. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Restricted Share Units

During the year ended June 30, 2022, the Company granted 2,519,600 RSUs to key employees under the 2020 Plan. The RSUs granted to the employees fully vest on specified dates within four years.

During the year ended June 30, 2023, the Company granted 1,161,000 RSUs to key employees under the 2020 Plan. The RSUs granted to the employees fully vest on grant date.

During the year ended June 30, 2024, the Company granted 1,934,000 RSUs to key employees under the 2023 Plan. The RSUs granted to the employees fully vest on grant date.

The fair value of the RSU is the fair value of the Company’s ordinary shares at their respective grant dates.

The Company recognizes the compensation expenses over the service requisite periods using the accelerated method. Share-based compensation cost of $1,981,210, $1,478,190 and $5,987,891 was recognized for the years ended June 30, 2024, 2023 and 2022, respectively.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 18 – SHARE-BASED PAYMENT - continued

Restricted Share Units - continued

The following table sets forth the summary of RSUs activities:

	Number of Shares	Weighted- Average Grant Date Fair Value

Outstanding as of July 1, 2023	103,900	3.07
Granted	1,934,000	0.98
Vested	(1,977,300)	1.03
Forfeited or expired	-	-
Outstanding as of June 30, 2024	60,600	3.02

As of June 30, 2024, there was $43,812 of unrecognized compensation cost, adjusted for estimated forfeitures based on historical data, related to non-vested, service-based RSUs granted to the Company’s employees and directors. The RSUs are expected to be recognized over a weighted-average period of 0.9 years. The total fair value of the restricted share units vested was $1,935,396, $3,870,449 and $4,617,882 during the years ended June 30, 2024, 2023 and 2022, respectively. The weighted-average grant-date fair value per share of RSUs granted was $0.98, $1.14 and $2.52 during the years ended June 30, 2024, 2023 and 2022, respectively.

The following table summarizes the total share-based compensation expense recognized by the Company:

	2024	2023	2022
Cost of revenues	11,467	16,212	36,906
Selling and marketing expenses	275,562	129,060	165,209
General and administrative expenses	2,880,987	2,333,023	6,982,747
Total	3,168,016	2,478,295	7,184,862

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 19 – SHAREHOLDERS’ EQUITY

Common shares

On February 23, 2021, the Company entered into an agreement with Maxim Group LLC (“Maxim”) that Maxim would serve as a Placement Agent for the Company in connection with the proposed offering of registered securities of the Company, including the Company’s common shares. On February 28, 2021, the Company entered into a securities purchase agreement (“SPA”) with certain accredited investors. According to the SPA, the Company agreed to sell 2,666,666 of the Company’s common shares and issue unregistered warrants to purchase up to an additional 2,666,666 common shares in the concurrent private placement transaction. On March 3, 2021, the Company issued 2,666,666 common shares at $6.00 per share to those investors, with a par value of $0.0001 per share, and issued 2,666,666 warrants, generating total gross proceeds of $15,999,996. Net proceeds from the transaction after issuance cost of $1,317,119 were $14,682,877 which was allocated to common shares and warrants issued on their relative fair value basis of $11,131,829 and $3,551,048, respectively.

Dividend

On November 22, 2023 the Company announced a cash dividend of $0.1 per common share with an aggregate amount of $2.56 million. The dividend was paid in full in December 2023.

On January 10, 2023 the Company announced a cash dividend of $0.05 per common share with an aggregate amount of $1.18 million. The dividend was paid in full in January 2023.

No dividend was declared during the years ended June 30, 2022.

Statutory reserve and restricted net assets

The Company’s subsidiaries located in mainland China are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of mainland China (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The Company allocated $196,276, $284,952 and $857,801 to statutory reserves during the years ended June 30, 2024, 2023 and 2022, respectively, in accordance with PRC GAAP.

China Company laws and regulations permit payments of dividends by the Company’s subsidiaries incorporated in mainland China only out of their retained earnings, if any, as determined in accordance with mainland China accounting standards and regulations. In addition, the Company’s subsidiaries incorporated in mainland China are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under China Company laws and regulations, the Company’s subsidiaries incorporated in mainland China are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends payments, loans or advances. Amounts of net assets restricted amounted to $26,494,945 and $23,549,698 as of June 30, 2024 and 2023, respectively. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries to satisfy any obligations of the Company.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 19 – SHAREHOLDERS’ EQUITY (continued)

Accumulated other comprehensive (loss)/income

The components of accumulated other comprehensive income (loss) were as follows:

Foreign currency translation income (loss)
Balance at June 30, 2022	(550,248)

Current-period other comprehensive loss	(3,532,507)
Other comprehensive loss attribute to noncontrolling interests	92,161
Balance at June 30, 2023	(3,990,594)

Current-period other comprehensive loss	(355,386)
Other comprehensive loss attribute to noncontrolling interests	78
Balance at June 30, 2024	(4,345,902)

There was nil tax expense or benefit recognized related to the changes of each component of accumulated other comprehensive (loss)/income for the years ended June 30, 2024, 2023 and 2022.

NOTE 20 – NONCONTROLLING INTERESTS

In May 2021, Growth Ring, entered into an agreement with MCT to purchase MCT’s 53.33% equity interest in MSCT. The purchase consideration was $205,711. The transaction was accounted for as an asset acquisition and the carrying amount of the noncontrolling interests was $121,807 (Note 3).

On April 19 2023, Growth Ring and Brightech (BRD) Ltd. (BVI) incorporated JAJI Global Incorporation (Cayman Islands) (“JAJI Global”). Growth Ring held an 60% equity interest in JAJI Global and Brightech (BRD) Ltd.(BVI) held the remaining 40% equity interest.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 21 – SEGMENT INFORMATION

The Company follows ASC Topic 280, Segment Reporting, which requires that companies to disclose segment data based on how the chief operating decision maker (“CODM”) makes decision about allocating resources to each segment and evaluating their performances. The Company’s CODM has been identified as the Chief Executive Officer. The Company historically had one single operating and reportable segment, IT services, and after the acquisition of CAE, the Company has two operating and reportable segments, consisting of IT services and academic education service.

The Company presents segment information after elimination of inter-company transactions. In general, revenue, cost of revenue and operating expenses are directly attributable to each segment. The CODM does not evaluate the performance of segments using asset information.

The table below provides a summary of the Group’s operating segment operating results for the year ended June 30, 2024:

	For the year ended June 30, 2024
	IT services	Academic education services	Intersegment eliminations	Total
Total revenues	141,818,338	1,042,832	(48,444)	142,812,726
Total operating costs and expenses	(144,347,079)	(1,013,029)	8,967	(145,351,141)
(Loss) income from operations	(2,528,741)	29,803	(39,477)	(2,538,415)
(Loss) income before income taxes and share of income in equity method investments	(1,828,186)	24,298	(39,477)	(1,843,365)

The following table presents revenues by the service lines for the years ended June 30, 2024, 2023 and 2022:

	For the year ended June 30,
	2024	2023	2022
Revenue:
IT consulting service	136,844,784	144,286,502	144,092,811
Customized IT solution service	3,147,593	4,554,200	6,738,118
Other	1,825,961	1,515,837	1,191,452
IT services subtotal	141,818,338	150,356,539	152,022,381
Revenue:
Academic education service	1,042,832	-	-
Inter-segment*	(48,444)	-	-
Total revenue	142,812,726	150,356,539	152,022,381

The Company’s operations are primarily based in China, where the Company derives a substantial portion of their revenues. The following table presents revenues generated in domestic and overseas markets for the years ended June 30, 2024, 2023 and 2022.

	For the year ended June 30,
	2024	2023	2022
Mainland China	120,510,430	134,185,815	137,915,276
Singapore	10,987,527	8,733,344	9,559,951
Hong Kong	6,245,523	4,311,182	3,365,491
United States	4,367,813	2,779,313	883,478
Japan	566,410	254,601	137,053
Philippines	100,278	-	-
Malaysia	26,233	92,284	161,132
India	8,512	-	-
Total	142,812,726	150,356,539	152,022,381

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 22 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of June 30,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	4,262,968	1,044,647
Amounts due from subsidiaries	36,169,086	24,717,918
Prepayments, deposits and other assets, net	53,707	37,919
Total Current Assets	40,485,761	25,800,484

Non-Current assets:
Investments in subsidiaries	46,861,460	46,369,097
Total Assets	87,347,221	72,169,581

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other payable	1,688	32
Amounts due to subsidiaries	24,836,295	7,588,546
Total Current Liabilities	24,837,983	7,588,578
Total Liabilities	24,837,983	7,588,578

Shareholders’ Equity
Common shares, $0.0001 par value, 100,000,000 shares authorized; 25,640,056 shares issued and outstanding as of June 30, 2024; 23,650,122 shares issued and outstanding as of June 30, 2023	2,564	2,365
Additional paid-in capital	61,351,200	58,183,383
Retained earnings	5,501,376	10,385,849
Accumulated other comprehensive loss	(4,345,902)	(3,990,594)

Total Shareholders’ Equity	62,509,238	64,581,003

Total Liabilities and Shareholders’ Equity	87,347,221	72,169,581

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 22 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION - continued

Condensed statements of comprehensive (loss)/ income

	For the year ended June 30,
	2024	2023	2022
General and administrative expenses	(3,325,805)	(3,308,445)	(7,640,065)
Share of profit in subsidiaries, net (Note a)	428,620	3,023,065	12,060,619
Other income	567,220	477,909	34,874

(Loss) income before income tax	(2,329,965)	192,529	4,455,428
Provision for income tax	-	-	-
Net (loss) income	(2,329,965)	192,529	4,455,428

Other comprehensive income	-	-	-
Foreign currency translation loss	(355,308)	(3,440,346)	(1,780,331)

Comprehensive (loss) income	(2,685,273)	(3,247,817)	2,675,097

Condensed statements of cash flows

	For the year ended June 30,
	2024	2023	2022
Net cash provided by (used in) operating activities	5,780,974	1,412,346	(20,091,683)
Net cash (used in) provided by financing activities	(2,554,508)	(404,150)	7,395,038
Effect of exchange rate changes on cash	(8,145)	(79,450)	(162,861)
Net increase (decrease) in cash and cash equivalents	3,218,321	928,746	(12,859,506)
Cash and cash equivalents, at the beginning of the year	1,044,647	115,901	12,975,407
Cash, cash equivalents at the end of the year	4,262,968	1,044,647	115,901

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

ITEM 19. EXHIBITS

The financial statements are filed as part of this Annual Report beginning on page F-1.

Exhibit No.	Description

1.1	Form of Underwriting Agreement (2).
2	Description of Securities registered under Section 12 of the Exchange Act (4)
3.1	Memorandum and Articles of Association (1).
4.1	Specimen Share Certificate (1).
10.1	2023 Equity Incentive Plan(6)
10.2	Form Independent Director Agreement (1).
10.3	Employment Agreement between the Company and Xiao Feng Yang (1).
10.4	Employment Agreement between the Company and Raymond Ming Hui Lin (1).
10.5	Employment Agreement between the Company and Rui Yang (3).
10.6	Employment Agreement between the Company and Li Li (5).
10.7	ANZ Global Services and Operations (Chengdu) Company Limited Agreement (1).
10.8	Master Lease Agreement - Shanghai Pudong Software Park Co., Ltd.
10.9	Master Lease Agreement - Shanghai Pudong Software Park Co., Ltd.
10.10	Master Lease Agreement - Dalian High-Tech Park
10.11	Master Lease Agreement - Guangzhou Fengxing Plaza-A20F
10.12	Master Lease Agreement - Guangzhou Fengxing Plaza-A21F
10.13	Form of Framework Contract for Subcontracting (1).
10.14	Form Warrant Agreement (2).
10.15	Form Lockup Agreement (2).
10.16	Escrow Indemnification Agreement (2).
10.17	Credit Agreement with Bank of Shanghai Pudong Development Bank Co. Ltd-5 million
10.18	Credit Agreement with Bank of Shanghai Pudong Development Bank Co. Ltd-15 million
10.19	Credit Agreement with Bank of Shanghai Pudong Development Bank Co. Ltd-18 million
10.20	Credit Agreement with China Merchants Bank Co., Ltd.-10 million
10.21	Accounts Receivable Financing- HSBC Bank (China) Limited- 10 million
10.22	Credit Agreement with HSBC Bank (China) Limited- 10 million
10.23	Credit Agreement with Bank of Communication Co., Ltd.-10 million
10.24	Credit Agreement with Bank of Communication Co., Ltd.-10 million
10.25	Credit Agreement with Industrial and Commercial Bank of China Limited- 19.9 million
10.26	Credit Agreement with Industrial Bank Co., Ltd.- 10 million
11.1	Insider Trading Policy
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Code of Conduct and Ethics (1).
21.1	List of Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young Hua Ming LLP.
97.1	Clawback Policy
99.1	Charter of the Audit Committee (1).
99.2	Charter of the Compensation Committee (1).
99.3	Charter of the Nominating Committee (1).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1)	Previously filed as part of the registration statement filed with the SEC on March 27, 2018 and incorporated by reference herein.

(2)	Previously filed with the SEC as exhibit to Form F-1/A filed on May 18, 2018 and incorporated by reference herein.

(3)	Previously filed as an exhibit to Form 6-K filed with the SEC on November 4, 2019 and incorporated by reference herein.

(4)	Previously filed with the SEC on Form 8-A 12B on May 22, 2018 and incorporated by reference herein.

(5)	Previously filed with the SEC as an exhibit to Form 20-F on October 22, 2020 and incorporated by reference herein.

(6)	Previously filed as part of the registration statement filed with the SEC on May 12, 2023 and incorporated by reference herein.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLPS Incorporation

October 18, 2024	By:	/s/ Raymond Ming Hui Lin
		Name:	Raymond Ming Hui Lin
		Title:	Chief Executive Officer (Principal Executive Officer)

October 18, 2024	By:	/s/ Rui Yang
		Name:	Rui Yang
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)