Form 20-F
period 2025-06-30
CLPS Inc
filed 2025-10-17
CIK 1724542

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

On October 6, 2025, the issuer had 29,743,452 shares outstanding.

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

Depending on the context, the terms “we,” “us,” “our company,” and “our” refer to CLPS Incorporation, a Cayman Islands company, and its subsidiary and affiliated companies. Except where the context otherwise requires and for purposes of this Annual Report only:

●	“Arabian Jasmine” refers to Arabian Jasmine Ltd., a British Virgin Islands company;
●	“Badou Tech” refers to Badou Tech Pte. Ltd., a Singapore company;
●	“Beijing Bozhuo” refers to Beijing Bozhuo Education Technology Co., Ltd., a PRC company;

●	“CAE” refers to College of Allied Educators Pte. Ltd., a Singapore company;
●	“CareerWin” refers to CareerWin Executive Search Co., Ltd., a PRC company;

●	“CLPS Beijing” refers to CLPS Beijing Hengtong Co., Ltd., a PRC company;

●	“CLPS California” refers to CLPS Technology (California) Inc., a USA company;

●	“CLPS Chengdu” refers to CLPS Chengdu Co., Ltd., a PRC company;

●	“CLPS Dalian” refers to CLPS Dalian Co., Ltd., a PRC company;

●	“CLPS Investment” refers to CLPS Investment Management Ltd., a British Virgin Islands company;

●	“CLPS Guangdong Zhichuang” refers to CLPS Guangdong Zhichuang Software Technology Co., Ltd. a PRC company;

●	“CLPS Guangzhou” refers to CLPS Guangzhou Co., Ltd., a PRC company;

●	“CLPS Hainan” refers to Hainan Qincheng Software Technology Co., Ltd., a PRC company;

●	“CLPS Hangzhou” refers to CLPS Hangzhou Co. Ltd., a PRC company;

●	“CLPS Hong Kong” refers to CLPS Technology (Hong Kong) Co., Limited, a Hong Kong company;

●	“CLPS Japan” refers to CLPS Technology Japan, a Japan company;

●	“CLPS QC (WOFE)” refers to Shanghai Qincheng Information Technology Co., Ltd., a PRC company;

●	“CLPS RC” refers to CLPS Ruicheng Co., Ltd., a PRC company;

●	“CLPS Shanghai” refers to CLPS Shanghai Co., Ltd., formerly ChinaLink Professional Services Co., Ltd., a PRC company;

●	“CLPS SG” refers to CLPS Technology (Singapore) Pte. Ltd., a Singapore company;

●	“CLPS Shenzhen” refers to CLPS Shenzhen Co., Ltd., a PRC company;

●	“CLPS Shenzhen Robotics” refers to CLPS Shenzhen Robotics Co. Ltd., a PRC company;

●	“CLPS US” refers to CLPS Technology (US) Ltd., a USA company;

●	“CLPS Xi’an” refers to CLPS Xi’an Co., Ltd., a PRC company;

●	“EMIT” refers to Economic Modeling Information Technology Co., Ltd., a PRC company;

●	“Fuson” refers to Fuson Group Limited, a Hong Kong company;

●	“Growth Ring” refers to Growth Ring Ltd., a British Virgin Islands company;

●	“Haikou Huaqin” refers to Haikou Huaqin Minshang Software Development Co., Ltd., a PRC company;

●	“Huanyu” refers to Tianjin Huanyu Qinshang Network Technology Co., Ltd., a PRC company;

●	“Infogain” refers to Infogain Solutions Pte. Ltd., a Singapore company;

●	“JAJI China” refers to JAJI (Shanghai) Co., Ltd., formerly Judge (Shanghai) Co., Ltd.., a PRC company;

●	“JAJI Global” refers to JAJI Global Incorporation, a Cayman Islands company;

●	“JAJI HR” refers to JAJI (Shanghai) Human Resource Co., Ltd. formerly Judge (Shanghai) Human Resource Co., Ltd., a PRC company;

●	“JAJI Singapore” refers to JAJI Singapore Pte. Ltd., a Singapore company;

●	“LinkCrypto” refers to LinkCrypto Finance Technology Limited, a Hong Kong company;

●	“LQE” refers to LQE Ltd., a British Virgin Islands company;
●	“MNYC” refers to MNYC HOLDINGS (HK) LIMITED, a Hong Kong company;

●	“MSCT” refers to MSCT Investment Holdings Limited, a British Virgin Islands company;

●	“Noni Singapore” refers to Noni (Singapore) Pte. Ltd., a Singapore company;

●	“Purple Potato” refers to Purple Potato Finance Limited, a Hong Kong company;

●	“Qiner” refers to Qiner Co., Limited, a Hong Kong company;

●	“Qinheng” refers to Qinheng Co., Limited, a Hong Kong company;

●	“Qinson” refers to Qinson Credit Card Services Limited, a Hong Kong company;

●	“Qinson Ltd.” refers to Qinson Ltd., a British Virgin Islands company;

●	“Qinson Singapore” refers to Qinson Singapore Pte. Ltd., a Singapore company;

●	“Ridik AU” refers to Ridik Technology (Australia) Pty. Ltd., formerly CLPS-Ridik Technology (Australia) Pty. Ltd., an Australia company;

●	“Ridik BVI” refers to Ridik Ltd., formerly CLPS-Beefinance Holding Limited, a British Virgin Islands company;

●	“Ridik Canada” refers to Ridik Technology Canada Limited, a Canada company;

●	“Ridik Consulting” refers to Ridik Consulting Private Limited, an India company;

●	“Ridik Dubai” refers to Ridik Technology Ltd., a United Arab Emirates company;

●	“Ridik Indonesia” refers to PT Ridik Fintech Services, an Indonesia company;

●	“Ridik Pte.” refers to Ridik Pte. Ltd., a Singapore company;

●	“Ridik Philippines” refers to RIDIK TECHNOLOGY (PHILIPPINES) CORP., formerly CLPS TECHNOLOGY (PHILIPPINES) CORP., a Philippine company;

●	“Ridik Sdn.” refers to Ridik Sdn. Bhd., a Malaysia company;

●	“Ridik Software” refers to Ridik Software Solutions Ltd., a UK company;

●	“Ridik Software Pte.” refers to Ridik Software Solutions Pte. Ltd., a Singapore company;

●	“Ridik Tech Services” refers to Ridik Technology Services Pte. Ltd, a Singapore company;

●	“Shanghai Chenqin” refers to Shanghai Chenqin Information Technology Services Co., Ltd., a PRC company;

●	“Shanghai Qinhui” refers to Shanghai Qinhui Shang Information Technology Co. Ltd., a PRC company;

●	“Shell Infotech Singapore” refers to Shell Infotech Pte. Ltd., a Singapore company;

●	“Shell Infotech Malaysia” refers to Shell Infotech Consulting Sdn. Bhd., a Malaysia company;

●	“SSIT” refers to Shanghai Shier Information Technology Co., Ltd., a PRC company;

●	“Suzhou Ridik” refers to Suzhou Ridik Information Technology Co., Ltd., a PRC company;

●	“UniDev” refers to Beijing UniDev Software Co., Ltd., a PRC company;

●	“Yingjia Technology” refers to Shanghai Yingjia Technology Limited, a PRC company;

●	all references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States;

●	“Shares” and “Common Shares” refer to our shares, $0.0001 par value per share; and

●	“China” and “PRC” refer to the People’s Republic of China.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and our functional currency is Renminbi. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars in this Annual Report were made at the rate of RMB 7.1636 to USD1.00, the noon buying rate on June 30, 2025, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount and not the translated U.S. dollar equivalent. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

Risks Related to Our Business

●	We may be unable to effectively manage our growth, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

●	Adverse changes in the economic environment, either in China or globally, could reduce our clients’ purchases from us and increase pricing pressure, which could materially and adversely affect our revenues and results of operations.

●	We face intense competition from onshore and offshore IT services companies, and, if we are unable to compete effectively, we may lose clients, and our revenues may decline.

●	Due to intense competition for highly skilled personnel, we may fail to attract and retain enough sufficiently trained personnel to support our operations; as a result, our ability to bid for and obtain new projects may be negatively affected and our revenues could decline.

●	Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

●	We generate a significant portion of our revenues from a relatively small number of major clients and loss of business from these clients could reduce our revenues and significantly harm our business.

●	If we are unable to collect our receivables from our clients, our results of operations and cash flows could be adversely affected.

●	The growth and success of our business depends on our ability to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries we focus on.

●	We may be unsuccessful in entering into strategic alliances or identifying and acquiring suitable acquisition candidates, which could impede our growth and negatively affect our revenues and net income.

●	If we fail to integrate or manage acquired companies efficiently, or if the acquired companies do not perform to our expectations, we may not be able to realize the benefits envisioned for such acquisitions, and our overall profitability and growth plans may be adversely affected.

●	If we do not succeed in attracting new clients for our services and or growing revenues from existing clients, we may not achieve our revenue growth goals.

●	As a result of our recent development, evaluating our business and prospects may be difficult and our past results may not be indicative of our future performance.

●	We face risks associated with having a long selling and implementation cycle for our services that require us to make significant resource commitments prior to realizing revenues for those services.

●	Our profitability will suffer if we are not able to maintain our resource utilization levels and continue to improve our productivity levels.

●	A portion of our income is generated, and will in the future continue to be generated, on a project basis with a fixed price; we may not be able to accurately estimate costs and determine resource requirements in relation to our projects, which would reduce our margins and profitability.

●	Increases in wages for professionals in China could prevent us from sustaining our competitive advantage and could reduce our profit margins.

●	The international nature of our business exposes us to risks that could adversely affect our financial condition and results of operations.

●	Our net revenues and results of operations are affected by seasonal trends.

●	We may be forced to reduce the prices of our services due to increased competition and reduced bargaining power with our clients, which could lead to reduced revenues and profitability.

●	If we cause disruptions to our clients’ businesses or provide inadequate service, our clients may have claims for substantial damages against us, and as a result our profits may be substantially reduced.

●	We may be liable to our clients for damages caused by unauthorized disclosure of sensitive and confidential information, whether through our employees or otherwise.

●	We may not be able to prevent others from unauthorized use of intellectual property of our clients, which could harm our business and competitive position.

●	We may not be able to prevent others from unauthorized use of our intellectual property, which could cause a loss of clients, reduce our revenues and harm our competitive position.

●	We may face intellectual property infringement claims that could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing services.

●	We may need additional capital and any failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

●	Failure to adhere to regulations that govern our clients’ businesses could result in breaches of contracts with our clients. Failure to adhere to the regulations that govern our business could result in our being unable to effectively perform our services.

●	We may incur losses resulting from business interruptions resulting from occurrence of natural disasters, health epidemics and other outbreaks or events.

●	Fluctuation in the value of the Renminbi and other currencies may have a material adverse effect on the value of your investment.

●	Fluctuations in exchange rates could adversely affect our business and the value of our securities.

●	Legislation in certain countries in which we have clients may restrict companies in those countries from outsourcing work to us.

●	Disruptions in telecommunications or significant failure in our IT systems could harm our service model, which could result in a reduction of our revenue.

●	Our computer networks may be vulnerable to security risks that could disrupt our services and adversely affect our results of operations.

●	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations on a timely basis, or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

Risks Related to Corporate Structure

●	We will likely not pay dividends in the foreseeable future.

●	Our business may be materially and adversely affected if any of our Chinese subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

●	Our WOFE is required to allocate a portion of its after-tax profits to the statutory reserve fund, and as determined by its board of directors, to the staff welfare and bonus funds, which may not be distributed to equity owners.

●	Our failure to obtain prior approval of the China Securities Regulatory Commission (“CSRC”) for the listing and trading of our common shares on a foreign stock exchange could have a material adverse effect upon our business, operating results, reputation and trading price of our common shares.

●	If the chops of our PRC companies and subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

●	If we fail to maintain continuing compliance with the PRC state regulatory rules, policies and procedures applicable to our industry, or if any policy or measure underpinning our preferential treatment be repealed or amended, we may risk losing certain preferential tax and other treatments which may adversely affect the viability of our current corporate structure, corporate governance and business operations.

Risks Related to Doing Business in China

●	Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position.

●	Substantial uncertainties exist with respect to the interpretation and implementation of Cyber Security Law as well as any impact it may have on our business operations.

●	Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

●	Risk of Intervention or Control by the PRC Government.

●	U.S. regulators’ ability to conduct investigations or enforce rules in China is limited.

●	We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of the stock of our operating company.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.

●	PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing.

●	We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

●	Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

●	We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

●	Our current employment practices may be restricted under the PRC Labor Contract Law and our labor costs may increase as a result.

●	There are uncertainties with respect to regulatory cooperation between PCAOB and Chinese regulators under the Statement of Protocol signed by the PCAOB and the CSRC of the People’s Republic of China on August 26, 2022.

●	The Holding Foreign Companies Accountable Act could result in delisting of our common stock from Nasdaq Capital Market and lack of a readily available market for our common stock.

●	Under the current version of HFCAA, an SEC ban on trading shares of Common Stock in the U.S. could take place if we have a Listed Auditor (a public auditor that cannot be completely audited and investigated by the PCAOB for two consecutive fiscal years). If this happens, there is no certainty that we will be able to list or otherwise trade our shares on a non-U.S. exchange or that a market for our shares of Common Stock will develop outside of the U.S. The ban on trading of our shares in, or the threat of their being banned from trading in, the U.S. may materially and adversely affect the value of our Shareholders’ investment.

●	Efforts to increase U.S. Regulatory access to information about companies in mainland China or Hong Kong SAR in order to enhance transparency for investors in U.S. corporations traded on U.S. stock markets but with substantial operations in mainland China or Hong Kong SAR, like the Company, and Chinese opposition and reaction to those U.S. efforts could foster additional measures to restrict access to U.S. capital markets by such corporations or expedite delisting of securities of such corporations from U.S. stock markets and quotation systems. The enactment of the Accelerating Holding Foreign Companies Accountable Act has decreased the number of non-inspection years from three to two years under HFCAA, thus reducing the time period before our shares of Common Stock may be banned from being traded in the U.S.

●	If the Company becomes directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese/Hong Kong SAR companies, we may have to expend significant resources to investigate and resolve the matters. Any unfavorable results from the investigations could harm our business operations and our reputation.

●	The recent government regulation of business activities of U.S.-listed Chinese companies may negatively impact our operations.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect us.

●	Permissions Required from the PRC Authorities for Our Operations

●	The filing, approval or other administrative requirements of the CSRC or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities or debt offerings.

●	Our subsidiaries in mainland China are subject to restrictions on paying dividends and making other payments to our holding company.

●	Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business, and cause the value of our securities to significantly decline or become worthless.

●	We may not meet regulatory requirements to prepare sufficiently for cybersecurity incident.

●	We may not meet continued listing standards on the NASDAQ Global Market.

●	The market price for our shares may be volatile.

●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

●	We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

●	Judgments obtained against us by our shareholders may not be enforceable.

●	We are a foreign private issuer and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	We may be exposed to risks relating to evaluations of controls required by Sarbanes-Oxley Act of 2002.

●	We continue to reply on exemption from auditor attestation requirements as a non-accelerated filer.

●	We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common shares.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our common shares and trading volume could decline.

●	Our corporate structure, together with applicable law, may impede shareholders from asserting claims against us and our principals.

●	If we become directly subject to the recent scrutiny involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and or defend the matter, which could harm our business operations, stock price and reputation and could result in a complete loss of your investment in us.

●	Changes in general economic conditions, geopolitical conditions, U.S.-China trade relations and other factors beyond the Company’s control may adversely impact our business and operating results.

Risks Related to Our Business

We may be unable to effectively manage our growth, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

Our revenues decreased from $150.4 million in fiscal 2023 to $142.8 million in fiscal 2024, and increased to $164.5 million in fiscal 2025 primarily due to the increased demands for our IT consulting services from banks and other financial institutions. We operate across 10 countries worldwide, with strategic regional hubs in Shanghai (mainland China), Singapore (Southeast Asia), and California (North America), and supported by subsidiaries in Japan and the UAE, to serve different customers in various geographic locations. The number of our total employees was 3,509 in fiscal 2023 and 3,325 in fiscal 2024. As of June 30, 2025 we had 3,534 full-time employees. We are actively looking for additional locations to establish new offices and expand our current offices and sales and delivery centers. We intend to continue our expansion in the foreseeable future to pursue existing and potential market opportunities. Our growth has placed and will continue to place significant demands on our management and our administrative, operational and financial infrastructure. Continued expansion increases the challenges we face in:

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

The IT services industry relies on skilled personnel, and our success depends to a significant extent on our ability to recruit, train, develop and retain qualified personnel, especially experienced middle and senior level management. The IT services industry in China has experienced significant levels of employee attrition. Our annual voluntarily attrition rates were 18% and 18.6% in fiscal 2023 and fiscal 2024, respectively; in fiscal 2025, this rate was 14.5%. We may encounter higher attrition rates in the future. There is significant competition in China for skilled personnel, especially experienced middle and senior level management, with the skills necessary to perform the services we offer to our clients. Increased competition for these personnel, in the IT industry or otherwise, could have an adverse effect on us. Spearheaded by the institution that provides continuing education to all CLPS staff and develop new talents from partner universities to further drive the Company’s growth (“CLPS Academy”), we have established Talent Creation Program (“TCP”) and Talent Development Program (“TDP”) to increase our human capital and employee loyalty, however, a significant increase in our attrition rate could decrease our operating efficiency and productivity and could lead to a decline in demand for our services. Additionally, failure to recruit, train, develop and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new personnel successfully could have a material adverse effect on our business, financial condition and results of operations. Failure to retain our key personnel on client projects or find suitable replacements for key personnel upon their departure may lead to termination of some of our client contracts or cancellation of some of our projects, which could materially and adversely affect our business.

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

We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major clients. For the fiscal year ended June 30, 2025, our top client accounted for 13.4% of the Company’s total revenue. Citibank and its affiliates accounted for 16.7% and 21.4% of the Company’s total revenues for the fiscal years 2024 and 2023, respectively. For fiscal years 2025 and 2024, substantially all services provided by the Company to its top client and to Citibank consisted of IT consulting services, which were billed through time-and-expense contracts.

As result of its strategic shift, Citibank, one of our major clients, exited the consumer banking business in China and reduced the size of its technology employee workforce in its China Citi Solution Centers located in Shanghai and Dalian. While we still generated revenue from Citibank during fiscal 2025, the significant decrease in business volume negatively impacted our financial performance and may continue to affect our financial results in subsequent periods. There can be no assurance that we will be able to replace the lost revenue from Citibank with new customer engagements in a timely manner or on comparable terms. The loss of any other major customer, or the failure to secure new long-term contracts, could further adversely affect our business, financial condition, and results of operations.

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

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. As of June 30, 2025 and 2024, our accounts receivable balance, net of allowance, amounted to approximately $44.9 million and $38.8 million, respectively. As of the years ended June 30, 2025 and 2024, the Company’s top client and Citibank accounted for 7.6% and 14.5% of the its total accounts receivable balance, respectively. Since we generally do not require collateral or other security from our clients, we establish an allowance for credit losses based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. However, actual losses on client receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our clients in accordance with the contracts with our clients, our results of operations and cash flows could be adversely affected.

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

Our future success depends on our ability to increase revenue and maintain profitability from our operations. Our business has grown and evolved significantly in recent years. Our growth in recent years makes it difficult to evaluate our historical performance and makes a period-to-period comparison of our historical operating results less meaningful. We are at the forefront of driving digital transformation and optimizing operational efficiency across industries through innovations in artificial intelligence, cloud computing, and big data. Our diverse business lines span sectors including fintech, payment and credit services, e-commerce, education and study abroad programs, and global tourism integrated with transportation services. We have expanded our focus on AI and automation by applying AI-enabled solutions. We established the CLPS AI Innovation Committee to oversee the development of next-generation intelligent solutions to support business growth. In addition, we launched Nibot, our proprietary Robotic Process Automation (“RPA”) product, to expand automation services globally across industries such as finance, e-commerce, logistics, healthcare, and manufacturing. We may not be able to achieve a similar growth rate or maintain profitability in future periods. Therefore, you should not rely on our past results or our historic rate of growth as an indication of our future performance. You should consider our future prospects in light of the risks and challenges encountered by a company seeking to grow and expand in a competitive industry that is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. These risks and challenges include, among others:

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

Our business is affected by seasonal trends. In particular, our net revenues are typically progressively higher in the second, third and fourth quarters of each year compared to the first quarter of each year due to seasonal trends, such as: (i) a general slowdown in business activities and a reduced number of working days for our professionals during the first quarter of each year as a result of the Chinese New Year holiday period, and (ii) our customers in general tend to spend their IT budgets in the second half of the year and in particular the fourth quarter. Other factors that may cause our quarterly operating results to fluctuate include, among others, changes in general economic conditions and the impact of unforeseen events. We believe that our net revenues will continue to be affected in the future by seasonal trends. As a result, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance, and we believe it is more meaningful to evaluate our business on an annual basis.

We may be forced to reduce the prices of our services due to increased competition and reduced bargaining power with our clients, which could lead to reduced revenues and profitability.

The services outsourcing industry is developing rapidly, and related technology trends are constantly evolving. This results in the frequent introduction of new services and significant price competition from our competitors. We may be unable to offset the effect of declining average sales prices through increased sales volumes and/or reductions in our costs. Furthermore, we may be forced to reduce the prices of our services in response to offerings made by our competitors. Finally, we may not have the same level of bargaining power we have enjoyed in the past when it comes to negotiating the prices of our services.

If we cause disruptions to our clients’ businesses or provide inadequate service, our clients may have claims for substantial damages against us, and as a result our profits may be substantially reduced.

If our professionals make errors in the course of delivering services to our clients or fail to consistently meet service requirements of a client, these errors or failures could disrupt the client’s business, which could result in a reduction in our net revenues or a claim for substantial damages against us. In addition, a failure or inability to meet a contractual requirement could seriously damage our reputation and affect our ability to attract new business. The services we provide are often critical to our clients’ businesses. We generally provide customer support from three months to one year after our customized application is delivered. Certain of our client contracts require us to comply with security obligations including maintaining network security and back-up data, ensuring our network is virus-free, maintaining business continuity planning procedures, and verifying the integrity of employees that work with our clients by conducting background checks. Any failure in a client’s system or breach of security relating to the services we provide to the client could damage our reputation or result in a claim for substantial damages against us. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenues and harm our business. Under our contracts with our clients, our liability for breach of our obligations is in some cases limited to a certain percentage of contract price. Such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under our contracts. We currently maintain commercial general or public liability insurance for specific clients in certain countries.   The successful assertion of one or more large claims against us could have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows. Even if such assertions against us are unsuccessful, we may incur reputational harm and substantial legal fees.

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

Our financial statements are expressed in U.S. dollars. However, a majority of our revenues and expenses are denominated in Renminbi (RMB). Our exposure to foreign exchange risk primarily relates to the limited cash denominated in currencies other than the functional currencies of each entity and limited revenue contracts dominated in Singapore dollar (SGD), Hong Kong dollar (HKD), Indian rupee (INR), Malaysian ringgit (MYR), Japanese yen (JPY), Philippine peso (PHP), Canadian dollar (CAD), The United Arab Emirates Dirham(AED), and Indonesian rupiah (IDR) in certain of our operating subsidiaries. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. However, the value of your investment in our common shares will be affected by the foreign exchange rate between U.S. dollars and RMB because the primary value of our business is effectively denominated in RMB, while the common shares will be traded in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-RMB exchange rate relatively stable.

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

The timing, amount, and form of future dividends (if any) are subject to the discretion of our Board of Directors, subject to certain requirements of Cayman Islands law and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Although we paid special cash dividends of $0.13, $0.10, and $0.05 per share of common stock on November 24, 2024, December 13, 2023, and January 10, 2023, respectively, there is no assurance that our Board of Directors will declare future dividends, even if we remain profitable. The payment of dividends by entities organized in China is subject to limitations as described herein. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Pursuant to the Chinese enterprise income tax law, dividends payable by a foreign investment entity to its foreign investors are subject to a withholding tax of 10%. Similarly, dividends payable by a foreign investment entity to its Hong Kong investor who owns 25% or more of the equity of the foreign investment entity is subject to a withholding tax of 5%. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The transfer to this reserve must be made before distribution of any dividend to shareholders. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if our subsidiaries in China incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If our subsidiaries in mainland China are unable to pay dividends or make other payments to us, we may be unable to pay dividends on our shares.

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

Notwithstanding the foregoing, we are aware that the State Council has promulgated the Regulation on Fair Competition Review (the “RFCR”), which became effective on August 1, 2024. The RFCR prohibits any policy or measure that impacts production and operational costs, unless authorized by law, administrative regulations, or approved by the State Council. Such circumstances include, but are not limited to, the granting of tax incentives, selective or differentiated financial rewards, or subsidies to specific entities. The RFCR further mandates that market regulators establish and improve a spot-check mechanism for fair competition review and organize spot checks of the relevant policies or measures. In case of violation of the RFCR, the market regulator shall urge the drafting entity of the policy or measure in question to rectify the situation. As a result, we cannot guarantee the continued or permanent availability of these preferential treatments. Should any policy or measure underpinning our preferential treatment be repealed or amended, we may lose such advantages, potentially lead to adverse effects on our operations and financial performance.

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

On September 24, 2024, CAC published Regulation on Network Data Security Management (hereinafter the “RNDSM”). Article 2 of the RNDSM stipulates that “This Regulation applies to network data handling activities and the supervision and administration of security thereof carried out within the territory of the People’s Republic of China.” We do not believe the current business of CLPS involves any “data handling processing activities”. In the foreseeable future, it is our understanding that CLPS will not engage in “data process activities”. Therefore, we believe that the Draft does not apply to CLPS. The Draft has no substantial impact on the business of CLPS.

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

Pursuant to the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, which became effective in February 2015, or Circular 7, Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, which became effective in December 2017, or Circular 37, Law of the People’s Republic of China on Enterprise Income Tax on December 29, 2018 and Regulations on the Implementation of Enterprise Income Tax Law on January 20, 2025, where a non-resident enterprise indirectly transfers properties such as equity in Chinese resident enterprises without any justifiable business purposes with the aim of avoiding to pay enterprise income tax, such indirect transfer shall be reclassified as a direct transfer of equity in Chinese resident enterprise in accordance with Article 47 of the Enterprise Income Tax Law. The PRC tax authority will examine the true nature of such transfer, and the gains derived from such transfer may be subject to PRC withholding tax at the rate of up to 10%. In addition, the PRC resident enterprise is supposed to provide necessary assistance to support the enforcement of the Laws and Circulars. The PRC tax authorities may make claims against our PRC subsidiary as being indirectly liable for unpaid taxes, if any, arising from Indirect Transfers by shareholders who did not obtain their shares in the public offering of our shares.

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

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. For this reason, we do not expect to be identified as a Commission-Identified Issuer following the filing of this annual report. However, it is uncertain whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in the future, which ability depends on a number of factors beyond our, and our auditor’s, control, including the uncertainties surrounding the relationship between China and the United States. If in the future the PCAOB finds that it is unable to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCAA, and we may be identified as a Commission-Identified Issuer again. In accordance with the HFCAA as amended by the Consolidated Appropriations Act, 2023, if the PCAOB is unable to continue to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, including our independent registered public accounting firm, for two consecutive years, our securities would be delisted from Nasdaq and will be prohibited from trading on other U.S. stock exchanges and “over-the-counter” in the U.S. This potential lack of full audit and inspection could deprive investors in our Common Stock of the benefits of PCAOB oversight and inspections. The potential inability of the PCAOB to conduct inspections of auditors in mainland China and Hong Kong SAR could make it more difficult to evaluate the effectiveness of our Auditor’s audit procedures or quality control procedures as compared to auditors outside of mainland China and Hong Kong SAR that are subject to complete audit and investigation by the PCAOB. This potential limitation on PCAOB audit and inspection could cause investors and potential investors in our Common Stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. This potential lack or loss of confidence could also not only cause investors to avoid trading our Common Stock or sell positions in our Common Stock, but could also undermine efforts of the Company to secure equity or debt financing, hinder any efforts to up-list the Common Stock to a national securities exchange, adversely influence the decision of third parties to conduct business with our company, or have other adverse business or financial consequences. Trading in our securities may be prohibited under the HFCAA if PCAOB should determine that it cannot inspect or investigate completely our Auditor, and that as a result, if the Company is subject to a trading ban in the United States, it may be unable to list its Common Stock on a non-U.S. public stock market, or even if listed on a non-U.S. public stock market, that the Common Stock would enjoy any liquidity or investor support. As such, the Common Stock may be difficult to establish or be unable to be established on a foreign public stock market or quotation system. The absence of a public market for the Common Stock could render the shares of Common Stock an illiquid, potentially worthless investment.

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

The Company provides cash support to its subsidiaries according its business development plan. For fiscal years 2023, 2024, and 2025, the Company provided cash support to its subsidiaries in mainland China, Singapore and Hong Kong SAR.  The amounts were offset when the Company’s consolidated financial statements were prepared. The balances due from subsidiaries to the Company were US$24.7 million, US$36.2 million, and US$34.8 million as of June 30 for fiscal 2023, 2024, and 2025 respectively. The subsidiaries provide cash support to the Company according to its business development plan. The balances due to subsidiaries from the Company were US$7.6 million, US$24.8 million, and US$23.3 million as of June 30 for fiscal 2023, 2024, and 2025 respectively. The balances were reflected in the section “PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION” in our financial statements for fiscal 2023, 2024, and 2025, respectively.

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

Our corporate affairs are governed by our Memorandum and Articles of Association, the Cayman Islands Companies Law (Revised) (the “Companies Law”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. There is no formal requirement under the Company’s memorandum and articles of association mandating that we hold an annual meeting of our shareholders. However, notwithstanding the foregoing, we may still choose to hold such meetings annually, among other things, to elect our directors. As a result, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on or after December 31, 2025. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

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

Although we cease to be an “emerging growth company” on June 30, 2023 as such term is defined in the JOBS Act, we are a non-accelerated filer and are exempt from Section 404 requirement to have auditor attestation on our internal control over financial reporting, therefore affording investors less statutory protection. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the trading price of our common shares may be more volatile. In addition, if we are no longer a non-accelerated filer,then we will be subject to SOX 404b and our costs of operating as a public company may increase.

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

All Large portion of our operations and records, and all of our senior management are located in the PRC. Shareholders of companies such as ours have limited ability to assert and collect on claims in litigation against such companies and their principals. In addition, China has very restrictive secrecy laws that prohibit the delivery of many of the financial records maintained by a business located in China to third parties absent Chinese government approval. Since discovery is an important part of proving a claim in litigation, and since most if not all of our records are in China, Chinese secrecy laws could frustrate efforts to prove a claim against us or our management. In addition, in order to commence litigation in the United States against an individual such as an officer or director, that individual must be served. Generally, service requires the cooperation of the country in which a defendant resides. China has a history of failing to cooperate in efforts to affect such service upon Chinese citizens in China.

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

Our operations and performance depend significantly on global and regional economic and geopolitical conditions. Adverse developments in these areas—particularly in U.S.-China relations—could materially affect our business, financial condition, results of operations, or cash flows.

In recent years, escalating trade tensions between the United States and China have resulted in the imposition of tariffs, export controls, and other trade barriers. These measures have increased the cost of doing business, disrupted supply chains, and created uncertainty for companies operating across borders. If such trade restrictions continue or intensify, they may negatively impact our ability to serve customers, manage costs, or maintain competitive pricing.

As of October 2025, U.S.-China trade tensions have sharply escalated, with the U.S. announcing 100% tariffs on all Chinese imports effective November 1, 2025, in response to China’s new export controls on rare earth minerals. China has retaliated with its own restrictions and port fees targeting U.S. vessels. These developments mark a significant intensification of the ongoing trade war, disrupting global supply chains, increasing costs for businesses, and contributing to market volatility. The situation remains fluid, with a potential meeting between U.S. and Chinese leaders at the upcoming APEC Summit offering a possible, though uncertain, path toward de-escalation.

In addition to trade-related risks, a number of other economic and geopolitical factors could also adversely affect our operations, including:

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

The planned initial public offering of JAJI Global may impact our operational results and financial reporting, and could give rise to related party transaction concerns.

JAJI Global, a consolidated subsidiary of our company, is currently planning an initial public offering. If our equity interest in JAJI Global decreases to below 50% as a result of this offering, or any potential future offering, we may no longer consolidate its financial results. Such deconsolidation could materially affect our operational results and financial condition. It may also lead to changes in the presentation of our financial statements, including the recognition of gains or losses and the reclassification of intercompany balances.

In addition, there are currently significant intercompany transactions between our company and JAJI Global, including loan arrangements and other financial dealings. If our equity interest in JAJI Global falls below 50%, these transactions may continue to be considered related party transactions under applicable accounting standards. This could subject us to additional disclosure requirements and increased scrutiny from regulators and investors.

There can be no assurance that the initial public offering of JAJI Global will be completed as planned, or that our ongoing relationship with JAJI Global will not give rise to conflicts of interest or other risks that could adversely affect our business, financial condition, or results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a global information technology (“IT”), consulting and solutions service provider, focused on delivering services primarily to global institutions, including banking, wealth management, ecommerce, and automotive areas both in China and globally. For 20 years, as an IT services provider for a growing network of clients within the fintech and financial services industry, CLPS has been at the forefront of driving digital transformation and optimizing operational efficiency across industries through innovations in artificial intelligence (AI), cloud computing, and big data. Our diverse business lines span sectors including fintech, payment and credit services, e-commerce, education and study abroad programs, and global tourism integrated with transportation services. Through its diversified offerings, CLPS is committed to providing comprehensive services, solutions, and products for our clients. We have created and developed a particular market niche by providing turn-key financial solutions.

Since our inception, we have aimed to build one of the largest sales and service delivery platforms for IT services and solutions in China. The nature of our services is such that we provide a majority of services to our banking and credit card clients in order to build new or modify existing clients’ own proprietary systems. Operating across 10 countries worldwide, with strategic regional hubs in Shanghai (mainland China), Singapore (Southeast Asia), and California (North America), and supported by subsidiaries in Japan and the UAE, we provide a robust global service network that empowers legacy industries to evolve into data-driven, intelligent ecosystems. Our extensive network enables us to serve different clients across various geographic locations. By combining onsite or onshore support and consulting with scalable and high-efficiency offsite or offshore services and processing, we are able to meet client demands in a cost-effective manner while retaining significant operational flexibility. By serving both Chinese and global clients on a common platform, we are able to leverage the shared resources, management proficiency, industry expertise and technological know-how to attract new business and remain cost competitive. We believe that maintaining our Company as a proven and reliable partner to our clients both in China and globally positions us well to capture greater opportunities in the rapidly evolving global market for IT consulting and solutions.

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

IT consulting services primarily includes application development services for banks and institutions in the financial industry and which are billed for on a time-and-expense basis. Customized IT solutions services primarily includes customized solution development and maintenance service for general enterprises and which are billed for on a fixed-price basis. The following entities provide either consulting or solution services or both, depending on where our clients are based. The entities are currently servicing one of the services might expand to both services if our clients’ needs arise:

●	CLPS Dalian provides both IT consulting and solution services. CLPS Dalian services clients in China’s north east region, including Dalian.

●	CLPS Beijing primarily provides IT consulting services. CLPS Beijing services clients in China’s central east region, including Beijing and Tianjin.

●	CLPS SG currently only provides IT consulting services. CLPS SG services clients in South East Asia region, including Singapore.

●	JAJI China was a subsidiary with the Judge Group in the US. JAJI China continues to service The Judge Group’s clients in China providing both IT consulting and solution services. JAJI China focuses on expanding its client bases with collaboration efforts with The Judge Group. On April 2, 2021, as part of business strategy, the Company changed the English entity name of its majority-owned subsidiary, Judge (Shanghai) Co., Ltd. and its wholly-owned subsidiary Judge (Shanghai) Human Resource Co., Ltd., to JAJI (Shanghai) Co., Ltd. (“JAJI China”) and JAJI (Shanghai) Human Resource Co., Ltd. (“JAJI HR”), respectively.

●	CLPS Hong Kong provides both IT consulting and solution services. CLPS Hong Kong services clients in East Asia region, including Hong Kong.

●	CLPS Shenzhen provides both IT consulting and solution services. CLPS Shenzhen services clients in Shenzhen.

●	CLPS Guangzhou primarily provides IT consulting services. CLPS Guangzhou services clients in Guangzhou.

●	Ridik Pte. provides IT consulting services. Ridik Pte. services clients in South East Asia region, including Singapore.

●	Ridik Software Pte. currently only provides IT consulting services. Ridik Software Pte. services in South East Asia region, including Singapore.

●	Ridik Sdn. primarily provides IT consulting services. Ridik Sdn. services in South East Asia region, including Malaysia.

●	CLPS California provides IT consulting services. CLPS California services clients in North America, including the United States of America.

●	CLPS Japan currently only provides IT consulting services. CLPS Japan services clients in Japan.

●	Ridik Philippines currently only provides IT consulting services. Ridik Philippines services clients in Philippines.

●	Shell Infotech Singapore currently only provides IT consulting services. Shell Infotech Singapore services clients in Singapore.

●	Ridik Indonesia currently only provides IT consulting services. Ridik Indonesia services clients in Indonesia.

●	CLPS Shanghai, CLPS Dalian, CLPS Guangzhou, CLPS Beijing, JAJI China, Ridik Pte., CLPS Hong Kong, CLPS California, and Shell Infotech Singapore all contribute material amounts of the Company’s total revenues.

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

Overview

We are a global information technology (“IT”), consulting and solutions service provider focused on delivering services primarily to global institutions, including banking, wealth management, e-commerce, and automotive areas both in China and globally. For over 20 years as an IT services provider for a growing network of clients in the fintech and financial services industry, CLPS has been at the forefront of driving digital transformation and optimizing operational efficiency across industries through innovations in artificial intelligence (AI), cloud computing, and big data. Our diverse business lines span sectors including fintech, payment and credit services, e-commerce, education and study abroad programs, and global tourism integrated with transportation services. Through its diversified offerings, CLPS is committed to providing comprehensive services, solutions, and products for our clients. We have created and developed a particular market niche by providing turn-key financial solutions.

Since our inception, we have aimed to build one of the largest sales and service delivery platforms for IT services and solutions in China. The nature of our services is such that we provide a majority of services to our banking and credit card clients in order to build new or modify existing clients’ own proprietary systems. Operating across 10 countries worldwide, with strategic regional hubs in Shanghai (mainland China), Singapore (Southeast Asia), and California (North America), and supported by subsidiaries in Japan and the UAE, we provide a robust global service network that empowers legacy industries to evolve into data-driven, intelligent ecosystems. Our extensive network enables us to serve diverse clients across various geographic locations. By combining onsite or onshore support and consulting with scalable and high-efficiency offsite or offshore services and processing, we are able to meet client demands in a cost-effective manner while retaining significant operational flexibility. By serving both Chinese and global clients on a common platform, we are able to leverage the shared resources, management proficiency, industry expertise and technological know-how to attract new business and remain cost competitive. We believe that maintaining our Company as a proven and reliable partner to our clients both in China and globally positions us well to capture greater opportunities in the rapidly evolving global market for IT consulting and solutions.

Industry and Market Background

China’s Banking Industry

According to the 2024 annual report of China Banking and Insurance Regulatory Commission (CBIRC), China’s banking financial institutions had total assets of RMB 444.6 trillion (USD 60.9 trillion) at the end of 2024, a year-on-year increase of RMB 27.3 trillion (USD 3.7 trillion), or 6.5%. Total liabilities equalled to RMB 408.1 trillion (USD 55.9 trillion), a year-on-year increase of RMB 25.0 trillion (USD 3.4 trillion), or 6.5%. The total assets of banking financial institutions were RMB 94.3 trillion (USD 12.9 trillion) in 2010. Over the past 10 years, total assets of China’s banking financial institutions grew at a compound annual growth rate of more than 10%. However, the banking industry is facing many challenges, such as the competition with private capital, the participation of technological enterprises, changes in the financial market, the tightening of regulatory policies, and more diversified deposit substitute products, among others. Following the 2006 repeal of geographical and customer restrictions on foreign banks, the CBIRC continued the policies to open China’s banking industry for entry by foreign competitors to promote healthy competition in the industry. Since 2018, the CBIRC has announced three rounds of 34 new measures to further open up China to the outside world, such as abolishing or relaxing restrictions on foreign ownership, relaxing access conditions for foreign institutions and businesses, expanding the business scope of foreign institutions, optimizing regulatory rules for foreign institutions and simplifying administrative licensing procedures. By the end of June 2024, foreign banks had set up 41 foreign legal entities, 116 branches of foreign and Hong Kong, Macau, and Taiwan banks and 127 representative offices in China, with a total of 860 business institutions.

Software and Information Technology Service Industry in China

According to the 2024 Economic Performance of the Software Industry report by the Ministry of Industry and Information Technology (MIIT), China’s software and information technology service industry operated well. The revenue of the software business grew steadily, the growth of total profit slowed down, and the software business export maintained positive growth.

China’s software and information technology services industry has developed and grown rapidly in recent years. The MIIT data showed that the industry’s revenue reached RMB 13.7 trillion (USD 1.9 trillion) in 2024, an increase of 10.0% compared to 2023. Profitability remained stable. In 2024, the industry achieved a total profit of RMB 1.69 trillion (USD 231.5 billion), representing an increase of 8.7% compared to the previous year. Software exports slowed down, with the software business exporting USD 56.9 billion in 2024, an increase of 3.5% from the previous year.

Data Source: The Ministry of Industry and Information Technology, National Bureau of Statistics of China.

The development of China’s software and IT service industry is generally characterized by:

●	Software products — In 2024, the industry’s revenue from software products reached RMB 3.04 trillion (USD 416.5 billion), an increase of 6.6% over the previous year, accounting for 22.2% of the industry’s revenue. Among them, the revenues from industrial software products are RMB 191.9 billion (USD 26.3 billion), an increase of 7.4%.

●	Information technology services — In 2024, the industry’s revenue from information technology services reached RMB 9.2 trillion (USD 1.3 trillion), an increase of 11.0% over the previous year, accounting for 67.2% of the industry’s revenue. Among them, the aggregate revenues from cloud services and big data services were RMB 1.4 trillion (USD 191.8 billion), up by 9.9% year-on-year, accounting for 15.3% of the information technology services revenue. Integrated circuit design services revenues reached RMB 364.4 billion (USD 49.9 billion), an increase of 16.4% over the previous year. E-commerce platform technical services revenues reached RMB 1.4 trillion (USD 191.8 billion), an increase of 11.4% over the previous year.

●	Information security products and services — In 2024, the revenue of information security products and services reached RMB 229.0 billion (USD 31.4 billion), an increase of 5.1% over the previous year.

●	Embedded system software — In 2024, the revenue of embedded system software reached RMB 1.2 trillion (USD 164.4 billion), an increase of 11.8% over the previous year.

●	Development on regional level — The eastern region continued to lead. In 2024, revenue from software business completed in eastern, central, western and northeastern regions were RMB 11.3 trillion (USD 1.5 trillion), RMB 734.1 billion (USD 100.6 billion), RMB 1.4 trillion (USD 191.8 billion) and RMB 313.7 billion (USD 43.0 billion), respectively, with growth rates of 10.1%, 11.5%, 8.5% and 8.9% year-on-year, respectively, accounting for 82.3%,5.3%, 10% and 2.3% of the national software industry, respectively.

Financial institutions/banking IT solutions refer to the software or IT related services provided by professional IT service providers who use their own experience and technology to meet each bank’s needs in business development, strategic development, and management efficiency. The market shares of China’s Banking IT Solution Industry from 2010 are shown as below:

Data Source: IDC

According to IDC’s 2024 China Banking IT Solution Market Share report, the IT investment budget of China’s banking industry has been reduced. Although the market size of IT solutions for China’s banking industry has grown, the growth rate continues to slow down compared with that of 2023.

In 2024, the overall market size of China’s banking IT solution market reached RMB 71.3 billion (USD 9.8 billion), an increase of 2.9% over 2023. IDC predicts that by 2029, the IT solution market for China’s banking industry will reach RMB 103.94 billion (USD 14.2 billion), with a compound growth rate of 7.8% from 2024 to 2029.

IDC research found that the overall banking IT solution market presents the following characteristics:

●	The demand for cost reduction and efficiency improvement among commercial banks has significantly increased.

●	IT independent innovation remains the main theme for all commercial banks.

●	Commercial banks are paying more attention to the in-depth development of existing customers and the optimization of internal operation and management costs.

●	The demand for the autonomous transformation and adaptation of financial market business systems, especially fund business, is relatively urgent.

●	AI large models are also an important market hotspot this year. It has also brought many driving forces to the expansion of the market size of this solution.

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

Whether you’re focused on traditional or online banking, CLPS offers a wide range of business modules and advanced fintech solutions. With over 20 years of experience and partnerships with leading banks, we provide a complete service package encompassing planning, development, optimization, software quality assurance, and IT staffing. This ensures banks achieve the optimal balance between cost and development for their IT needs.

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

CLPS continues to innovate and has developed its own IP-protected products for key banking areas. Our innovative core products, including CAKU credit card system, loan management, and digital currency platforms, are built on our rich project experience. We help banks stay ahead of the curve, reduce costs, and enhance competitiveness.

CLPS drives fintech innovation, helping its clients excel in a competitive market and achieve sustainable growth.”

Revenues from our banking area were approximately $64.1 million, $57.2 million, and $61.5 million for the years ended June 30, 2025, 2024, and 2023, respectively. Revenues from our banking area accounted for 39.0%, 40.0%, and 40.9% of our total revenues in fiscal years 2025, 2024, and 2023, respectively.

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

Revenues from our credit card area were approximately $2.4 million, $2.5 million, and $4.3 million, for the years ended June 30, 2025, 2024, and 2023, respectively. Revenues from our credit card area accounted for 3.8%, 4.4%, and 7.0%, of our banking revenues in fiscal years 2025, 2024, and 2023, respectively.

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

Revenues from our core banking area were approximately $61.7 million, $54.6 million, and $57.2 million, for the years ended June 30, 2025, 2024, and 2023, respectively.

Wealth Management

This report defines ‘wealth management’ as encompassing financial industry segments beyond banking, including investment banking, funds, insurance, securities, futures, clearing, consumer financing, online financing, and supply chain financing. CLPS has been a prominent player in the wealth management sector for nearly two decades, offering solutions that span system construction consulting, system development, and testing management for clients in securities, funds, insurance, and trust industries.

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

Revenues from our wealth management area were approximately $29.3 million, $35.6 million, and $37.4 million for the years ended June 30, 2025, 2024, and 2023, respectively. Revenues from our wealth management area accounted for 17.8%, 24.9%, and 24.9% of our total revenues in fiscal years 2025, 2024, and 2023, respectively.

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

With a holistic e-commerce service approach encompassing ‘system construction + business operations + marketing planning,’ CLPS empowers clients to rapidly establish their systems, streamline operations, and enhance marketing campaign conversions.

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

Revenues from our e-Commerce area were approximately $29.8 million, $21.2 million, and $25.5 million for the years ended June 30, 2025, 2024, and 2023, respectively. Revenues from our e-Commerce area accounted for 18.1%, 14.8%, and 17.0% of our total revenues in fiscal years 2025, 2024, and 2023, respectively.

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

Leveraging big data and AI, we analyze vehicle performance data, driving behavior, and other information to provide valuable insights and optimization solutions for automotive manufacturers and service providers. CLPS has cultivated extensive research and development capabilities in various subfields of intelligent automobiles and has demonstrated the value of its products in automotive company implementations. Key areas of expertise include self-parking assistance, vehicle-cloud interaction experiences, vehicle safety technology, data-driven intelligent analysis, vehicle-to-vehicle communication, and safety monitoring and surveillance.

Revenues from our automotive area were approximately $20.8 million, $14.2 million, and $14.2 million for the years ended June 30, 2025, 2024, and 2023, respectively. Revenues from our automotive area accounted for 12.6%, 10.0%, and 9.4% of our total revenues in fiscal 2025, 2024, and 2023, respectively.

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

Revenues from our IT consulting services were approximately $158.8 million, $136.8 million, and $144.3 million, respectively. Revenues from our IT consulting services accounted for 96.5%, 95.8%, and 96.0% of our total revenues in fiscal years 2025, 2024, and 2023, respectively.

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

CLPS provides customized IT solution services to our clients in the banking, wealth management, e-commerce, and automotive industries, among others. Such services included but not limited to unified research and development platform, mainframe and open platform, business process management (BPM), testing center of excellence (TCoE), robotic process automation (RPA), mobile app, among others.

We will continue to develop our new IT solutions to meet the evolving needs of our Chinese and global financial institutional clientele drawing upon the forward-looking research of our R&D center.

Revenues from our customized IT solution services were approximately $2.8 million, $3.1 million, and $4.6 million, respectively. Revenues from our customized IT solution services accounted for 1.7%, 2.2%, and 3.0% of our total revenues in fiscal years 2025, 2024, and 2023, respectively.

Academic Education Services

Academic education services, provided by CAE, generate revenue through fixed tuition fees for formal educational services. Building on CAE’s current programs, CLPS has expanded the curriculum to include IT-related courses such as DevOps, ChatGPT, Python, SAFe® Scrum Master, and more. CAE has been actively working to bridge the gap between academic education and business practice. A diverse faculty of over 100 members, including seasoned professors, industry experts, and associates, is dedicated to achieving this goal. Furthermore, significant investments are being made to develop a state-of-the-art urban campus in Singapore’s financial business district. Moving forward, CAE plans to establish applied skills facilities and a business mentorship program to provide students with internship opportunities, project collaborations, and career guidance. This strategic initiative will equip students with in-demand skills, knowledge, and valuable internship and job opportunities to facilitate their transition into the workforce.

CLPS completely acquired CAE on January 3, 2024. Revenues generated from academic education were $2.0 million and $1.0 million for fiscal years 2025 and 2024, respectively. Revenues from academic education services accounted for 1.2% and 0.7% of our total revenues in fiscal years 2025 and 2024, respectively.

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

Recruitment and Headhunting

As per client’s request, we are capable of providing the most suitable person for a position. The Company maintains 90 talent acquisition staff with rich industry background and knowledge. Our recruitment centers are well equipped of advanced technology, such as cloud platforms, big data, RPA, and AI to accelerate the talent acquisition process. As a result, CLPS obtains qualified talent, reduce talent acquisition costs, meet the growing demands of talent from its existing and potential clients, and achieve meaningful growth.

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

Revenues from our other services were approximately $0.9 million, $1.8 million, and $1.5 million, respectively. Revenues from our other services accounted for 0.5%, 1.2%, and 1.0% of our total revenues in fiscal years 2025, 2024, and 2023, respectively.

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

For the fiscal year 2025, revenues from existing and new clients accounted for 97.9% and 2.1% of the total revenue, respectively.

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

In AI, CLPS also provides a unified platform for rapid development of custom Large Language Model (LLM) agents. Our platform offers a conversational interface, rich human-computer interaction, flexible agent management and triggering, customizable integration, pre-built skill templates, a visual workflow builder, a tool marketplace, and an LLMOps experimentation environment. In addition, CLPS is a leading force in AIGC technology, focusing on research, application development, and ecosystem building. We are committed to pioneering AIGC advancements through innovative algorithms and models. By delivering tailored AIGC solutions across industries, we empower businesses to drive digital transformation. Our collaborative approach fosters an open ecosystem that promotes industry-wide growth and development.

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

For the fiscal year 2025, we trained more than 196 interns.

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

We established new subsidiaries in strategic global markets to broaden our footprint and enhance our service offerings. We launched Ridik Dubai in the United Arab Emirates, marking our entry into the Middle East market. This move aims to provide advanced IT services and solutions to local and international businesses. We further expanded our presence in Southeast Asia by establishing Ridik Indonesia, positioning ourselves to capitalize on the region’s growth potential.

We deepened our integration of business and education by inaugurating the College of Allied Educators (CAE) in Singapore. This wholly-owned learning institution is designed to foster talent development and support our technological and operational needs.

●	Capitalizing on growth opportunities through strategic diversification into emerging sectors —Our diverse business lines span sectors including fintech, payment and credit services, e-commerce, education and study abroad programs, and global tourism integrated with transportation services. While maintaining its focus on IT services, the company is broadening its reach into these industries, applying its expertise to drive innovation and capture emerging market opportunities. This approach allows CLPS to enhance service delivery, explore new revenue streams, and strengthen its competitive position across multiple sectors.

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

We are dedicated to providing a full range of services and solutions across technology needs in finance. We are able to provide both development and implementation of core banking, credit card, online and e-commerce systems, as well as expertise across technology stacks. More recently, we have tested and piloted leading edge technologies including cloud transitions, RPA, big data and blockchain. We are also exploring and implementing applications in AI.

2. Talent Creation Program, Talent Development Program, and Academic Education

Spearheaded by the CLPS Academy, we have established employee loyalty through the core engine of TCP and TDP programs both are integral parts of our supply chain which supports our service lines. Since 2008, our talent training services have offered training courses in five areas, including domain knowledge, technology skills, data security and management compliance training, soft skills for personnel; and English language skills including verbal and business correspondence for all level, especially for those who need to communicate with global customers directly on a daily basis. We believe that the depth and comprehensive nature of our talent training services are key features that distinguish us from our competitions. For more than 15 years, the Company has been recruiting, training, developing and retaining human capital and talents. We have been developing and upgrading our CLPS Virtual Banking Platform (CLB) to train specialized financial IT professionals. CLB is one of the crucial components which enables our Talent Creation Program. It contains a full set of banking application modules covering areas such as core banking, credit cards and wealth management incorporated with cutting-edge technologies, such as JAVA, Android & iOS, HTML and big data. We select qualified students each year to participate in our training program. During their junior and senior years, the students learn to implement the concepts covered by our TCP platform along with their other computer science theory and coursework. Thereafter, the students join us as interns to continue improving their software development skills and will eventually become part of our development teams. As a result, graduates have an equivalent of nine months’ worth of “on the job” training and experience. For the fiscal year 2025, we trained 196 interns.

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

As of fiscal year 2025, CLPS maintained more than 3,534 employees, of which, more than 2,982 IT talents serve our customers. Among them, more than 98.3% work full-time for customers and the rest of the 1.7% work on project-based such as IT engineers, project managers, business analysts, among others, or are involved in research of innovative projects.

Our greatest edge in terms of human capital is our employees’ English communication skills capability and are familiar with international financial business environment. In terms of our overall IT skills, we maintain even distribution and relatively adequate resources of talent pool with capabilities in Java, Cobol, quality control, and other cutting-edge technology such as data analysis.

4. Expanding global footprint across key markets

CLPS has steadily broadened its international presence to support clients in diverse regions and industries. The Company operates in key markets including mainland China, Hong Kong SAR, Singapore, the United States, India, Japan, Canada, the Philippines, Malaysia, the United Arab Emirates, and Indonesia. This growing footprint enables CLPS to engage with multinational enterprises, deliver cross-border technology solutions, and capture opportunities in both mature and emerging markets. By strategically positioning itself across Asia, North America, and the Middle East, CLPS is strengthening its competitiveness and paving the way for sustained global growth.

As of fiscal year 2025, CLPS’s revenue generated outside mainland China grew by 90.5% year-over-year to $42.5 million, underscoring the rising global demand for the Company’s services.

Customers

Our clients include large corporations headquartered in China and globally which include, among others:

●	Banking or their China-based IT centers — HSBC, Standard Chartered Bank (China) Ltd., The Bank of East Asia, Limited, Bank of China (Hong Kong) Limited, ANZ Bank, and Bank of Communications.

●	Wealth Management — AIA, CUP Data, First Data, and Orient Securities.

●	E-Commerce — eBay, PayPal, Greendot Shanghai, Stubhub, and Gumtree.

●	Automotive and Technology — SAIC Motors, Rising Auto, Sony, Cisco, AGFA Healthcare, Neusoft, and Kodak.

By serving both Chinese and global clients on a common platform, we are able to leverage the shared resources, management, industry expertise and technology know-how to attract new business and remain cost competitive.

Sales and Marketing

We have invested in building a broad sales force and marketing team. As of June 30, 2025, our business development teams consisted of 67 full-time sales and marketing personnel, including 31 sales managers, each of whom is responsible for a designated sales region or client account. We plan to enhance our sales efforts by recruiting more sales personnel both domestically and overseas.

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

Research and Development

Officially named the CLPS Innovation Lab (“CLPS i-Lab)”, our R&D is an integral part of our continued growth. In order to serve our Chinese and global clients’ needs better, we are fully committed on researching and developing cutting-edge technology including distributed application systems, cloud computing, micro services, open API, RPA, blockchain, AI, and big data, among other technologies, with a focus on continuous scientific and technological innovation to provide clients with more comprehensive and efficient IT services.

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

Employees

We believe resource management and planning is critically important to supporting our growth, and we are committed to effectively recruiting, training, developing and retaining our human capital. Our total number of employees was 3,534 employees as of June 30, 2025 from 3,325 employees in June 30, 2024. Approximately 53% of our personnel are dedicated to serving our foreign financial institution clients. Such personnel maintain up to date financial domain knowledge, technical development and testing skills in Java, .Net, C, C++, testing tools, android or iOS app, blockchain, big data, cloud computing, AI, and mainframe COBOL. None of our employees are represented by a labor union or collective bargaining agreements. We consider our employee relations to be good. We believe that attracting and retaining highly experienced associates and sales and marketing personnel is a key to our success. In addition, we believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

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

We have registered for the following trademarks:

Mark	Country of Registration	Application Number	Class/Description	Current Owner	Status
	China	19288958	Class 9: Recorded computer programs (programs); Recorded computer operating programs Computer peripherals; Computer software (recorded); Connector (data processing equipment); Monitor program (computer program); Electronic publications (downloadable); Computer program (downloadable software); Downloadable computer application software; Computer hardware	CLPS Shanghai Co., Ltd.	Registered

	China	19289112	Class 38: Information transmission; Computer terminal communication; Computer-aided information and image transmission; Information transmission equipment rental; Provide telecommunications link services to connect with the global computer network; Telecommunications routing and junction services; Provide access service for global computer network users; Provide database access service; Digital file transfer Teleconference call service	CLPS Shanghai Co., Ltd.	Registered

	China	19289503	Class 9: Recorded computer programs (programs); Recorded computer operating programs; Computer peripherals; Computer software (recorded); Connector (data processing equipment); Monitor program (computer program); Electronic publications (downloadable); Computer program (downloadable software); Downloadable computer application software; Computer hardware	CLPS Shanghai Co., Ltd.	Registered

	China	19289341	Class 42: Technical research; Research or develop new products for others; Computer programming; Computer software design; Computer hardware design and development consulting; Computer software rental; Computer software maintenance; Computer system analysis; Computer software installation; Computer software consulting	CLPS Shanghai Co., Ltd.	Registered

	China	19289214	Class 41: Teaching; Education; Training; Practical training (demonstration); Employment guidance (education or training consultants); Arrange and organize academic seminars; Arrange and organize meetings; Arrange and organize general meeting; Arrange and organize symposium; Arrange and organize training classes	CLPS Shanghai Co., Ltd.	Registered

Mark	Country of Registration	Application Number	Class/Description	Current Owner	Status
	Hong Kong, China	47628610	Class 36: Financial management; Financial consulting; Credit card payment processing; Debit card payment processing; Credit card issuing; Online banking service; Credit card related investigations; Electronic credit card transaction processing; Credit card issuance; Credit card verification; Credit card transaction processing service; Banking services	CLPS Technology (HONG KONG) Co., Ltd.	Registered

	Hong Kong, China	47629542	Class 41: Teaching; Education; Training; Arrange and organize academic seminars; Arrange and organize meetings; Arrange and organize training courses; Arrange and organize on-site education forums; Written publication (excluding advertising text); Book publication; Online publication of e-books and magazines; Provide non-downloadable online electronic publications	CLPS Technology (HONG KONG) Co., Ltd.	Registered

	China	54531262	Class 42: Technical research; Research and develop new products for other parties; Information technology consulting services; Industrial product design; Computer software update; Computer software design and development ; Computer software maintenance; Computer hardware design and development consulting; Cloud computing; computer programming	JAJI (Shanghai) Co., Ltd.	Registered

The following is a list of the Company’s copyrights:

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS HR Management Platform Software V1.0	China	2009SR015975	CLPS Shanghai Co., Ltd.	29th April 2009	Registered
CLPS Food and Beverage Report Analysis and Management Platform Software V1.0	China	2009SR060110	CLPS Shanghai Co., Ltd.	28th December 2009	Registered
CLPS Apparel Industry POS Management Platform Software V1.0	China	2009SR060102	CLPS Shanghai Co., Ltd.	28th December 2009	Registered
CLPS Express Information Interactive Platform Software V1.0	China	2009SR060112	CLPS Shanghai Co., Ltd.	28th December 2009	Registered
CLPS Chain Store Information Interactive Platform Software V1.0	China	2009SR060108	CLPS Shanghai Co., Ltd.	28th December 2009	Registered
CLPS Project Analysis and Management Platform Software V1.0	China	2009SR060169	CLPS Shanghai Co., Ltd.	28th December 2009	Registered
CLPS Payroll Accounting System Platform Software V1.0	China	2010SR043564	CLPS Shanghai Co., Ltd.	25th August 2010	Registered
CLPS Fast Moving Consumer Goods Frontline Staff Management Platform Software V1.0	China	2010SR043561	CLPS Shanghai Co., Ltd.	25th August 2010	Registered
CLPS Staff Management Platform Software V1.0	China	2010SR043562	CLPS Shanghai Co., Ltd.	25th August 2010	Registered
CLPS Coal Mining Enterprise Information System Management Platform Software V1.0	China	2010SR045449	CLPS Shanghai Co., Ltd.	1st September 2010	Registered
CLPS Campus Expense Card Web Service System Platform Software V1.0	China	2010SR045441	CLPS Shanghai Co., Ltd.	1st September 2010	Registered
CLPS Campus Expense Card Bathroom Management Service Software V1.0	China	2010SR045444	CLPS Shanghai Co., Ltd.	1st September 2010	Registered
CLPS Machinery Industry ERP Management Platform Software V1.0	China	2010SR045802	CLPS Shanghai Co., Ltd.	2nd September 2010	Registered
CLPS Assignment and Task Management Platform Software (short name: Assignment and Task Management System) V1.0	China	2011SR076863	CLPS Shanghai Co., Ltd.	25th October 2011	Registered
CLPS Marketing Assistant System Platform Software V1.0	China	2012SR096727	CLPS Shanghai Co., Ltd.	15th October 2012	Registered
CLPS Outsourcing Service Staff Management System Platform Software V1.0	China	2012SR096666	CLPS Shanghai Co., Ltd.	15th October 2012	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Outsourcing Service Staff System Background Management Software V1.0	China	2012SR096731	CLPS Shanghai Co., Ltd.	15th October 2012	Registered
CLPS Logistics Terminal Distribution Platform Software V1.0	China	2012SR096668	CLPS Shanghai Co., Ltd.	19th October 2012	Registered
CLPS HR Background Support Management System V1.0	China	2012SR098440	CLPS Shanghai Co., Ltd.	19th October 2012	Registered
CLPS HR Management System Platform Software (short name: HR Management System) V1.0	China	2012SR098429	CLPS Shanghai Co., Ltd.	19th October 2012	Registered
CLPS Outsourcing Service Staff Resume Entry System Platform Software V1.0	China	2012SR098687	CLPS Shanghai Co., Ltd.	19th October 2012	Registered
CLPS Bank Document Business Management Software (short name: Document Management) V1.0	China	2013SR054800	CLPS Shanghai Co., Ltd.	5th June 2013	Registered
CLPS Bank Monetary Transaction Management Software (short name: Monetary Transaction Management) V1.0	China	2013SR054796	CLPS Shanghai Co., Ltd.	5th June 2013	Registered
CLPS Bank Expense Management Software V1.0	China	2014SR168125	CLPS Shanghai Co., Ltd.	4th November 2014	Registered
CLPS Bank Repayment Process Software V1.0	China	2014SR168130	CLPS Shanghai Co., Ltd.	4th November 2014	Registered
CLPS Bank Point Accumulative Management Software V1.0	China	2014SR168132	CLPS Shanghai Co., Ltd.	4th November 2014	Registered
CLPS Bank Interest Process Software V1.0	China	2014SR168136	CLPS Shanghai Co., Ltd.	4th November 2014	Registered
CLPS Bank Credit Application Software V1.0	China	2014SR168138	CLPS Shanghai Co., Ltd.	4th November 2014	Registered
CLPS Mortgage Loan Plan Spreadsheet Tool Software (short name: Loan Spreadsheet) V1.0	China	2015SR198772	CLPS Shanghai Co., Ltd.	16th October 2015	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Bank Product Management Software V1.0	China	2015SR198610	CLPS Shanghai Co., Ltd.	16th October 2015	Registered
CLPS Bank Deposit and Withdrawal Services Management Software V1.0	China	2015SR198176	CLPS Shanghai Co., Ltd.	16th October 2015	Registered
CLPS Bank Loan Application Management Software V1.0	China	2015SR198654	CLPS Shanghai Co., Ltd.	16th October 2015	Registered
CLPS Bank Repayment Management Software V1.0	China	2015SR198649	CLPS Shanghai Co., Ltd.	16th October 2015	Registered
CLPS Bank Exchange Rate Management Software V1.0	China	2015SR198774	CLPS Shanghai Co., Ltd.	16th October 2015	Registered
CLPS Bank Interest Settlement Software V1.0	China	2015SR198246	CLPS Shanghai Co., Ltd.	16th October 2015	Registered
CLPS Bank Foreign Exchange Transaction Software V1.0	China	2015SR198240	CLPS Shanghai Co., Ltd.	16th October 2015	Registered
CLPS Bank Investment Management Securities Business Software V1.0	China	2016SR376924	CLPS Shanghai Co., Ltd.	16th December 2016	Registered
CLPS Bank Big Data Decision-making Platform Customer Portrayal Software V1.0	China	2016SR382920	CLPS Shanghai Co., Ltd.	20th December 2016	Registered
CLPS Internet Financial Cloud Mobile Banking Software V2.0	China	2016SR398821	CLPS Shanghai Co., Ltd.	27th December 2016	Registered
CLPS Wantong Calculus Mall Software V2.0	China	2017SR118507	CLPS Beijing Hengtong Co., Ltd.	17th April 2017	Registered
CLPS RC Rules Engine Software	China	2017SR169307	CLPS Ruicheng Co., Ltd.	9th May 2017	Registered
CLPS Internet Financing Collection Management Software V2.0	China	2017SR119266	CLPS Ruicheng Co., Ltd.	17th April 2017	Registered
CLPS Points Management Platform Software	China	2017SR119078	CLPS Ruicheng Co., Ltd.	17th April 2017	Registered
CLPS Full-web Order Receiving Unified Platform Management Software V2.0	China	2017SR202535	CLPS Ruicheng Co., Ltd.	24th May 2017	Registered
CLPS Quanxi Intelligent Marketing Platform Clients Growth Center Software V2.0	China	2017SR565576	CLPS Shanghai Co., Ltd.	13th October 2017	Registered
CLPS Enterprise Recruitment Intelligent Cooperation Platform Software V2.0	China	2017SR646712	CLPS Shanghai Co., Ltd.	24th November 2017	Registered
CLPS Intelligent Online Training Test Instructional Management Software V1.0	China	2017SR646507	CLPS Shanghai Co., Ltd.	24th November 2017	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Enterprise Internet Qinqin Loan Background Management Software V1.0	China	2017SR647634	CLPS Shanghai Co., Ltd.	24th November 2017	Registered
CLPS Blockchain Based Virtual Credits Background Management Software V2.0	China	2017SR645676	CLPS Shanghai Co., Ltd.	24th November 2017	Registered
CLPS Enterprise Talent Information Intelligent Management Software V2.0	China	2017SR645650	CLPS Shanghai Co., Ltd.	24th November 2017	Registered
CLPS Enterprise Recruitment Intelligent Cooperation Platform Software V2.0	China	2017SR647190	CLPS Shanghai Co., Ltd.	24th November 2017	Registered
CLPS General Points Platform and Business Center Software V1.0	China	2019SR0004653	CLPS Shanghai Co., Ltd.	2nd January 2019	Registered
CLPS Online Financial Microloan Software V1.0	China	2019SR0004669	CLPS Shanghai Co., Ltd.	2nd January 2019	Registered
CLPS Bank Customer Management Software V1.0	China	2019SR0004663	CLPS Shanghai Co., Ltd.	2nd January 2019	Registered
CLPS Online Financial Management Software V1.0	China	2019SR0140935	CLPS Shanghai Co., Ltd.	14th February 2019	Registered
CLPS Talent Training One-Stop Platform Software V1.0	China	2020SR0094641	CLPS Shanghai Co., Ltd.	19th January 2020	Registered
CLPS Project Management Software [PMS]V2.0	China	2020SR0095716	CLPS Shanghai Co., Ltd.	19th January 2020	Registered
CLPS Online Financial Management Software V2.0	China	2020SR0095716	CLPS Shanghai Co., Ltd.	19th January 2020	Registered
CLPS Online Financial Microloan Software V3.0	China	2020SR0094745	CLPS Shanghai Co., Ltd.	19th January 2020	Registered
CLPS Bank Customer Management Software V3.0	China	2020SR0095318	CLPS Shanghai Co., Ltd.	19th January 2020	Registered
CLPS Online Financial Accounting Management Software V1.0	China	2020SR0095725	CLPS Shanghai Co., Ltd.	19th January 2020	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Blockchain Based Virtual Credits Background Management Software V3.0	China	2020SR0224622	CLPS Guangzhou Co., Ltd.	9th March 2020	Registered
CLPS Enterprise Recruitment Intelligent Cooperation Platform Software V3.0	China	2020SR0224616	CLPS Guangzhou Co., Ltd.	9th March 2020	Registered
CLPS Enterprise Talent Information Intelligent Management Software (“ERP System”) V3.0	China	2020SR0224243	CLPS Guangzhou Co., Ltd.	9th March 2020	Registered
CLPS Ruicheng ERP-TRMS Software (“ERP-TRMS”) V1.0	China	2020SR1691822	CLPS Ruicheng Co., Ltd.	30th November 2020	Registered
CLPS Ruicheng BPM Organizational Structure and Process Approval Software (“BPM”) V1.0	China	2020SR1691823	CLPS Ruicheng Co., Ltd.	30th November 2020	Registered
CLPS Ruicheng Timesheet CLPS Management Software(“Timesheet”) V2.0	China	2020SR1691884	CLPS Ruicheng Co., Ltd.	30th November 2020	Registered
CLPS Ruicheng WeChat Based Timesheet Management Software (“Timesheet”) V1.0	China	2020SR1691802	CLPS Ruicheng Co., Ltd.	30th November 2020	Registered
JAJI China EKYC Based Mobile Banking Software(“Mobile Banking”) V1.0	China	2020SR1692693	JAJI (Shanghai) Co., Ltd.	30th November 2020	Registered
CLPS Project Management Software(“PMS”) V3.0	China	2021SR0113240	CLPS Shanghai Co., Ltd.	21st January 2021	Registered
CLPS Credit Card Comprehensive Information Platform Software(“ChinaLinkV”) V2.1.1	China	2021SR0113286	CLPS Shanghai Co., Ltd.	21st January 2021	Registered
CLPS Meeting Room Reservation Management Software(“Meeting”) V1,0	China	2021SR0113234	CLPS Shanghai Co., Ltd.	21st January 2021	Registered
CLPS BPM Organizational Structure and Process Approval Software(“BPM”) V2.0	China	2021SR0216840	CLPS Shanghai Co., Ltd.	7th February 2021	Registered
CLPS EKYC Based Mobile Banking Software (“Mobile Banking”) V2.0	China	2021SR0216890	CLPS Shanghai Co., Ltd.	7th February 2021	Registered
Hainan Qincheng BPM Organization Structure and Process Approval Software(“BPM”) V2.0	China	2021SR783928	Hainan Qincheng Software Technology Co., Ltd.	27th May 2021	Registered
Hainan Qincheng ERP-TRMS Software(“ERP-TRMS”) V2.0	China	2021SR0783904	Hainan Qincheng Software Technology Co., Ltd.	27th May 2021	Registered
Hainan Qincheng Timesheet Management Software(“Timesheet”) V3.0	China	2021SR0783929	Hainan Qincheng Software Technology Co., Ltd.	27th May 2021	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
Hainan Qincheng WeChat Based Timesheet Management Software (“Timesheet”) V2.0	China	2021SR0783905	Hainan Qincheng Software Technology Co., Ltd.	27th May 2021	Registered
JAJI Project Management Software V4.0	China	2021SR1775321	JAJI (Shanghai) Co., Ltd.	30th June 2021	Registered
CLPS Meeting Room Reservation Management Software V2.0	China	2021SR1628925	CLPS Shanghai Co., Ltd.	31st July 2021	Registered
JAJI One-Stop Platform for Talent Cultivation Based on Internationalization V2.0	China	2021SR1775007	JAJI (Shanghai) Co., Ltd.	28th September 2021	Registered
JAJI Project Lifeline Tracking Management System V1.0	China	2021SR1952575	JAJI (Shanghai) Co., Ltd.	30th September 2021	Registered
JAJI Salary Query Software V1.2	China	2021SR1952576	JAJI (Shanghai) Co., Ltd.	13th October 2021	Registered
JAJI Internet Financial Accounting Management Software V2.0	China	2021SR2008521	JAJI (Shanghai) Co., Ltd.	14th October 2021	Registered
JAJI Bank Clients Management Software Based on Distributed Architecture V1.0	China	2021SR1969086	JAJI (Shanghai) Co., Ltd.	14th October 2021	Registered
JAJI Talent Recommendation and Recruitment Mobile Platform Software V1.0	China	2021SR2085396	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI BPM BPM Organizational Structure and Process Approval Software V4.0	China	2021SR1880802	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI Online Finance Management Software Based on Distributed Architecture V1.0	China	2021SR2008522	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI Enterprise Talent Information Analysis and Management Software Based on Distributed Architecture V2.0	China	2021SR1901457	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI Mobile Banking System Based on Intelligent Face Recognition V1.0	China	2021SR1969085	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI Talent Resume Management DB Database Software V1.5	China	2021SR1952673	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI Business Points Mall WeChat Platform Software V1.0	China	2021SR1952574	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
CLPS EKYC Based Mobile Banking Software (“Mobile Banking”) V3.0	China	2021SR1617316	CLPS Shanghai Co., Ltd.	2nd November 2021	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Credit Card Comprehensive Information Platform Software(“ChinaLinkV”) V3.0	China	2021SR1617317	CLPS Shanghai Co., Ltd.	2nd November 2021	Registered
CLPS Credit Card Big Data Integrated Management Background Software V2.0	China	2021SR1619652	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Clearing Management Software V1.0	China	2021SR1619639	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Risk Management Software V1.0	China	2021SR1619640	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Account Establishment and Card Making Software V1.0	China	2021SR1619641	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Authorization Management Software V1.0	China	2021SR1619642	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Customer Service Management Software V1.0	China	2021SR1619643	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Merchant Consumption Integrated Comprehensive Management Software V1.0	China	2021SR1619651	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Internet Financing Collection Software V1.5	China	2021SR1666790	CLPS Shanghai Co., Ltd.	8th November 2021	Registered
CLPS Online Learning Platform Software V1.5	China	2021SR1666804	CLPS Shanghai Co., Ltd.	8th November 2021	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
JAJI Dual Recording Platform Software V1.0	China	2021SR2116913	JAJI (Shanghai) Co., Ltd.	17th November 2021	Registered
Chenqin FATA Authorized Testing Automation Tool Software	China	2022SR1457563	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2022	Registered
Chenqin MC Transaction Simulation Tool Software	China	2022SR1457579	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2022	Registered
Chenqin OpenAPI Interface Resource Management Platform Software	China	2022SR1457562	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2022	Registered
Chenqin VISA Transaction Simulation Tool Software	China	2022SR1462651	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2022	Registered
Chenqin Scene Engine Software	China	2022SR1462652	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2022	Registered
Chenqin Batch Scheduling Management Platform Software	China	2022SR1462653	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2022	Registered
Chenqin Authorization Authentication Management Software	China	2022SR1457578	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2022	Registered
Chenqin CUP Trading Simulation Tool Software	China	2022SR1474275	Shanghai Chenqin Information Technology Services Co., Ltd.	4th November 2022	Registered
Chenqin JCB Transaction Simulation Tool Software	China	2022SR1480972	Shanghai Chenqin Information Technology Services Co., Ltd.	8th November 2022	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS CRM Customer Management Software V1.0	China	2022SR1561547	CLPS Shanghai Co., Ltd.	23rd November 2022	Registered
CLPS Talent Order Matching Software V1.0	China	2022SR1561546	CLPS Shanghai Co., Ltd.	23rd November 2022	Registered
CLPS Talent Delivery Management Software V1.0	China	2022SR1561545	CLPS Shanghai Co., Ltd.	23rd November 2022	Registered
CLPS Rules and Regulations Document Management Software V1.0	China	2022SR1561390	CLPS Shanghai Co., Ltd.	23rd November 2022	Registered
CLPS Data Sharing SD Software V2.0	China	2022SR1561392	CLPS Shanghai Co., Ltd.	23rd November 2022	Registered
CLPS PL Report System Software V2.0	China	2022SR1561391	CLPS Shanghai Co., Ltd.	23rd November 2022	Registered
JAJI CRM Customer Management Software User Manual V2.0	China	2023SR0235089	JAJI (Shanghai) Co., Ltd.	14th February 2023	Registered
JAJI Talent Order Matching Software User Manual V2.0	China	2023SR0235088	JAJI (Shanghai) Co., Ltd.	14th February 2023	Registered
JAJI Talent Delivery Management System User Manual V2.0	China	2023SR0235112	JAJI (Shanghai) Co., Ltd.	14th February 2023	Registered
JAJI Rules and Regulations Document Management System User Manual V2.0	China	2023SR0235113	JAJI (Shanghai) Co., Ltd.	14th February 2023	Registered
JAJI Data Sharing SD Software V3.0	China	2023SR0235114	JAJI (Shanghai) Co., Ltd.	14th February 2023	Registered
JAJI PL Report System Software V3.0	China	2023SR0235115	JAJI (Shanghai) Co., Ltd.	14th February 2023	Registered
Digital Currency Happy Shopping Platform Software V2.0	China	2023SR0911860	CLPS Shenzhen Co., Ltd.	9th August 2023	Registered

Chenqin Digital RMB Canteen System V3.0	China	2023SR1145755	Shanghai Chenqin Information Technology Services Co., Ltd.	22nd September 2023	Registered
Chenqin Cloud Mall Platform Transaction Software V1.0	China	2023SR1176614	Shanghai Chenqin Information Technology Services Co., Ltd.	28th September 2023	Registered
Chenqin Lottery Platform Software V1.0	China	2023SR1183041	Shanghai Chenqin Information Technology Services Co., Ltd.	7th October 2023	Registered
Chenqin Rules Engine Management Platform Software V1.0	China	2023SR1182353	Shanghai Chenqin Information Technology Services Co., Ltd.	7th October 2023	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
JAJI Decision Tree Editing Software V2.0	China	2023SR1193997	JAJI (Shanghai) Co., Ltd.	8th October 2023	Registered
JAJI Decision Rule UDK Editing Software V2.0	China	2023SR1205627	JAJI (Shanghai) Co., Ltd.	10th October 2023	Registered
JAJI Quantitative Matching Software V1.0	China	2023SR1204049	JAJI (Shanghai) Co., Ltd.	10th October 2023	Registered
JAJI Quantitative Configuration Software V1.0	China	2023SR1204959	JAJI (Shanghai) Co., Ltd.	10th October 2023	Registered
JAJI Quantitative Execution System V1.0	China	2023SR1209552	JAJI (Shanghai) Co., Ltd.	11th October 2023	Registered
CLPS PC AMS Asset Management System V1.0	China	2023SR1217432	CLPS Shanghai Co., Ltd.	11th October 2023	Registered
CLPS Video Interview System V1.0	China	2023SR1217429	CLPS Shanghai Co., Ltd.	11th October 2023	Registered
CLPS Talent Introduction Management System V3.0	China	2023SR1216783	CLPS Shanghai Co., Ltd.	11th October 2023	Registered
CLPS WeChat AMS Asset Management System V1.0	China	2023SR1221845	CLPS Shanghai Co., Ltd.	12th October 2023	Registered
CLPS Process Approval WeChat Software V1.0	China	2023SR1222463	CLPS Shanghai Co., Ltd.	12th October 2023	Registered
Chenqin Unified Management Platform for Network Collection V3.0	China	2023SR1322594	Shanghai Chenqin Information Technology Services Co., Ltd.	27th October 2023	Registered
CLPS BPM Organizational Structure and Process Approval Software V5.0	China	2023SR1353798	CLPS Shanghai Co., Ltd.	2nd November 2023	Registered
JAJI Decision Rule Scoring Card Editing Software V2.0	China	2023SR1358161	JAJI (Shanghai) Co., Ltd.	2nd November 2023	Registered
Chenqin Credit Card Application Approval Platform Software V1.0	China	2023SR1392594	Shanghai Chenqin Information Technology Services Co., Ltd.	7th November 2023	Registered
Chenqin Dual Information Credit Card Issuance Software V1.0	China	2024SR1259899	Shanghai Chenqin Information Technology Services Co., Ltd.	28th August 2024	Registered
Chenqin Mastercard Clearing Service Software V1.0	China	2024SR1259903	Shanghai Chenqin Information Technology Services Co., Ltd.	28th August 2024	Registered
Chenqin Credit Card Installment Management Software V1.0	China	2024SR1260050	Shanghai Chenqin Information Technology Services Co., Ltd.	28th August 2024	Registered
Chenqin Real-time Credit Card Issuance Service Software V1.0	China	2024SR1258681	Shanghai Chenqin Information Technology Services Co., Ltd.	28th August 2024	Registered
Chenqin UnionPay International Issuance Platform Software V1.0	China	2024SR1260809	Shanghai Chenqin Information Technology Services Co., Ltd.	28th August 2024	Registered

Patent Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
Chenqin Prepaid Card Overseas Study Transfer Platform SoftwareV3.0	China	2024SR1258692	Shanghai Chenqin Information Technology Services Co., Ltd.	28th August 2024	Registered
CLPS Electronic Contract Signing Software V1.5	China	2024SR1295341	CLPS Shanghai Co., Ltd.	3rd September 2024	Registered
CLPS Ticket Booking SoftwareV1.0	China	2024SR1295312	CLPS Shanghai Co., Ltd.	3rd September 2024	Registered
Travel Website Route Booking Software V1.6.1	China	2024SR1293026	CLPS Shanghai Co., Ltd.	3rd September 2024	Registered
CLPS Comprehensive Big Data Processing and Value Mining Analysis Platform SoftwareV1.6.1	China	2024SR1292986	CLPS Shanghai Co., Ltd.	3rd September 2024	Registered
CLPS Software Development Management Platform SoftwareV1.4.6	China	2024SR1294613	CLPS Shanghai Co., Ltd.	3rd September 2024	Registered
CLPS Employee Electronic Business Card Management SoftwareV3.0	China	2024SR1295318	CLPS Shanghai Co., Ltd.	3rd September 2024	Registered
JAJI Data Management Platform Software V3.0	China	2024SR1326747	JAJI (Shanghai) Co., Ltd.	6th September 2024	Registered
JAJI Multi-tenant Operation Management Software V2.0	China	2024SR1326707	JAJI (Shanghai) Co., Ltd.	6th September 2024	Registered
JAJI Open Fund Management Software V1.0	China	2024SR1326758	JAJI (Shanghai) Co., Ltd.	6th September 2024	Registered
JAJI E-commerce Platform H5 Software V1.0	China	2024SR1328467	JAJI (Shanghai) Co., Ltd.	9th September 2024	Registered
JAJI Intelligent Recruitment Data Synchronization Tool Software V1.0	China	2024SR1328374	JAJI (Shanghai) Co., Ltd.	9th September 2024	Registered
JAJI Intelligent Cockpit - Health & Safety Monitoring Software V2.0	China	2024SR1328041	JAJI (Shanghai) Co., Ltd.	9th September 2024	Registered
Credit Trading System V1.1	China	2025SR0327148	Hainan Qincheng Software Technology Co., Ltd.	25th February 2025	Registered
JAJI VR Tourism Experience Management Platform Software V1.0	China	2025SR0584319	JAJI (Shanghai) Co., Ltd.	8th April 2025	Registered
JAJI E-commerce Platform PC Software V2.0	China	2025SR0584532	JAJI (Shanghai) Co., Ltd.	8th April 2025	Registered
JAJI E-commerce Platform Management Software V2.0	China	2025SR0615014	JAJI (Shanghai) Co., Ltd.	8th April 2025	Registered
JAJI Meeting Room Reservation Display Software V2.0	China	2025SR0584491	JAJI (Shanghai) Co., Ltd.	8th April 2025	Registered
JAJI LeFanGo H5 Software V1.5	China	2025SR0600192	JAJI (Shanghai) Co., Ltd.	8th April 2025	Registered
JAJI LeFanGo Management Software V1.5	China	2025SR0613701	JAJI (Shanghai) Co., Ltd.	8th April 2025	Registered
JAJI Intelligent Cockpit - Health & Safety Monitoring Vehicle Software V2.0	China	2025SR0583108	JAJI (Shanghai) Co., Ltd.	8th April 2025	Registered
JAJI Intelligent Cockpit - Smart Steering Wheel Management Software V2.0	China	2025SR0595374	JAJI (Shanghai) Co., Ltd.	8th April 2025	Registered

The following is a list of the Company’s patents:

Patent Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
Credit Card Clearing and Settlement Platform, Batch Task Processing Method and Server	China	CN 117539643 B	Shanghai Chenqin Information Technology Services Co., Ltd.	29th March 2024	Registered
Task Data Processing Method and Device for Credit Card Platform	China	CN 117539641 B	Shanghai Chenqin Information Technology Services Co., Ltd.	2nd April 2024	Registered
Distributed Scheduling Platform and Scheduling Method for Credit Cards	China	CN 117539642 B	Shanghai Chenqin Information Technology Services Co., Ltd.	2nd April 2024	Registered

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

In addition, the Company manages and operates several other facilities. We rent office space in Shanghai, Tianjin, Shenzhen, Guangzhou, Dalian, Xi’an, Chengdu, Beijing, Hainan, Singapore, Japan, India, the U.S., Canada, Philippines, Malaysia, Indonesia, and the UAE. Rent expenses amounted to $2,166,911, $1,514,162, and $1,086,622 for the years ended June 30, 2025, 2024, and 2023, respectively. We believe our facilities are adequate for our current needs.

Facility	Address	Space (m2)
Shanghai Office	2nd Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong District, Shanghai, PRC	1,259.94

Shanghai Office	1st Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong District, Shanghai, PRC	914.62

Shanghai Office	Room 511&513, Building 1, No. 2966 Jinke Road, Zhangjiang High tech Park, Shanghai, PRC	564

Dalian Office	B02#503-507, No. 30, Cuitao Street, High Tech Park, Ganjingzi District, Dalian, Liaoning Province, PRC	1,029.54

Dalian Office	B02#502, No. 30, Cuitao Street, High Tech Park, Ganjingzi District, Dalian, Liaoning Province, PRC	115.78

Tianjin Office	Room 4403, F4, Building No.4, Xinhuan West Road, TEDA, Tianjin, PRC	76.55

Shenzhen Office	Room 27A, 27B, 27C, 27E, Building A, Honglong Century Plaza, No. 3001, Heping Road, Renminqiao Community, Guiyuan Sub-district, Luohu District, Shenzhen City, PRC	830.43

Guangzhou Office	Units 01-08 and 10-11, 6th Floor, No. 240 Tianhe Road, Tianhe District, Guangzhou, PRC	1,602.57

Xi’an Office	19th Floor, Building C2, Phase II, Xi’an Software New Town R&D Base, No. 156, Tiangu 8th Road, High Tech Zone, Xi’an, Shaanxi, PRC	1,232.92

Chengdu Office	Unit 1205, Tower 2, Xiangnian Square, High-Tech District, Chengdu, Sichuan, PRC	119.52

Beijing Office	610-611, 6th Floor, Pacific Eagle Center, No.1 Building, 33 Gucheng Nanli East Street, Bajiao Street, Shijingshan District, Beijing, PRC	327.2

Hong Kong Office	10/F, Millennium City III, 370 Kwun Tong Rd, Kwun Tong, Kowloon, Hong Kong	756.23

Japan Office	3rd Floor, Ansoleil Ota Building 20-1 Nihonbashi Hakozakicho, Chuo-ku Tokyo 103-0015, Japan	157.96

Japan Office	4F, Toyo Building 1-36-3 Nihonbashi Kakigaracho,Chuo Ku,Tokyo, Japan	40.17

India Office	DLF Cybercity, 2nd Floor, Unit No. 222, Bhubaneswar, India 751024	113.81

US Office	Two Embarcadero Center, 8th Floor, San Francisco, CA, USA 94111	6

Canada Office	7 Bayview Station Road, K1Y 2C5 Ottawa, ON, Canada	10

Hainan Office	Room B1013, Binhai Avenue, 109-9 Haihang Plaza, Hainan, PRC	63.62

Philippines Office	Unit 9-037, Level 9, Arthaland Century Pacific Tower, 5th Avenue Corner 30th Street, Bonifacio Global City, Manila, Philippines	15

Singapore Office	60 Paya Lebar Road #05-29&#05-30, Paya Lebar Square, Singapore, 409051	270

Singapore Office	11 Collyer Quay, #18-01 to #18-05, The Arcade, Singapore 049317	656

Malaysia Office	Unit 26-03, Q Sentral, Jalan Stesen Sentral 2, 50470 Kl Sentral, Kuala Lumpur, Malaysia	100

United Arab Emirates Office	Dubai International Financial Centre Leve14，The Gate PO, Dubai, UAE	10

Guangzhou Office	21st Floor, Building A, Fengxing Plaza, No. 67, Tianhe East Road, Tianhe District, Guangzhou City, Guangdong, PRC	2,354.13

Guangzhou Office	20th Floor, Building A, Fengxing Plaza, No. 67 Tianhe East Road, Tianhe District, Guangzhou, Guangdong, PRC	2,354.13

Indonesia Office	Kantorkuu Coworking & Office Space, Gedung Citywalk Sudirman Lantai 5, Jl. KH. Mas Mansyur No. 121, RT 10/RW 11, Kel. Karet Tengsin, Kec. Tanah Abang, Jakarta Pusat, 10220, Indonesia	10

Legal Proceedings

We are currently not involved in any legal proceedings; nor are we aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Government Regulation

Holding Foreign Companies Accountable Act (HFCAA)

We became a Commission-identified issuer (“CII”) under the Holding Foreign Companies Accountable Act (“HFCAA”) on November 18, 2022. There is no material impact on our Company by the intervention or control of the PRC government, as disclosed in the heading “Risk of Intervention or Control by the PRC Government” under Risk Factors. No member of the board of directors of our Company is a current member of the Chinese Communist Party (“CCP”). Our Company’s Memorandum and Articles of Associations and bylaws do not contain any chapter of the CCP.

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

Notwithstanding the foregoing, we are aware that the State Council has promulgated the Regulation on Fair Competition Review (the “RFCR”), which became effective on August 1, 2024. The RFCR prohibits any policy or measure that impacts production and operational costs, unless authorized by law, administrative regulations, or approved by the State Council. Such circumstances include, but are not limited to, the granting of tax incentives, selective or differentiated financial rewards, or subsidies to specific entities. The RFCR further mandates that market regulators establish and improve a spot-check mechanism for fair competition review and organize spot checks of the relevant policies or measures. In case of violation of the RFCR, the market regulator shall urge the drafting entity of the policy or measure in question to rectify the situation. As a result, we cannot guarantee the continued or permanent availability of these preferential treatments. Should any policy or measure underpinning our preferential treatment be repealed or amended, we may lose such advantages, potentially lead to adverse effects on our operations and financial performance.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a global information technology (“IT”), consulting and solutions service provider, focused on delivering services primarily to global institutions, including banking, wealth management, e-commerce, and automotive areas both in China and globally. For over 20 years as an IT services provider for a growing network of clients in the fintech and financial services industry, CLPS has been at the forefront of driving digital transformation and optimizing operational efficiency across industries through innovations in artificial intelligence (AI), cloud computing, and big data. Our diverse business lines span sectors including fintech, payment and credit services, e-commerce, education and study abroad programs, and global tourism integrated with transportation services. Through its diversified offerings, CLPS is committed to providing comprehensive services, solutions, and products for our clients. We have created and developed a particular market niche by providing turn-key financial solutions.

Since our inception, we have aimed to build one of the largest sales and service delivery platforms for IT services and solutions in China. The nature of our services is such that we provide a majority of services to our banking and credit card clients in order to build new or modify existing clients’ own proprietary systems. Operating across 10 countries worldwide, with strategic regional hubs in Shanghai (mainland China), Singapore (Southeast Asia), and California (North America), and supported by subsidiaries in Japan and the UAE, we provide a robust global service network that empowers legacy industries evolve into data-driven, intelligent ecosystems. Our extensive network enables us to serve different clients across various geographic locations. By combining onsite or onshore support and consulting with scalable and high-efficiency offsite or offshore services and processing, we are able to meet client demands in a cost-effective manner while retaining significant operational flexibility. By serving both Chinese and global clients on a common platform, we are able to leverage the shared resources, management proficiency, industry expertise and technological know-how to attract new business and remain cost competitive. We believe that maintaining our Company as a proven and reliable partner to our clients both in China and globally positions us well to capture greater opportunities in the rapidly evolving global market for IT consulting and solutions.

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

On May 8, 2024, the Company incorporated Ridik Technology Services Pte. Ltd in Singapore to develop business in related areas.

On July 31, 2024, the Company incorporated Ridik Technology Ltd. (“Ridik Dubai”) in the United Arab Emirates to develop business in related areas.

On November 12, 2024, Ridik AU (“Ridik Technology (Australia) Pty. Ltd.”) was liquidated.

On February 7, 2025, LinkCrypto Finance Technology Limited (“Linkcrypto”) was liquidated.

On February 28, 2025, the Company incorporated PT Ridik Fintech Services (“Ridik Indonesia”) in Indonesia to develop business in related areas.

On March 25, 2025, Haikou Huaqin (“Haikou Huaqin Minshang Software Development Co., Ltd.”) was liquidated.

On September 9, 2025, the Company, through its subsidiary CLPS SG, and a noncontrolling interest shareholder incorporated Badou Tech Pte. Ltd. (“Badou Tech”) in Singapore to develop IT consulting business.

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

Our operations are primarily based in mainland China, where we derive a substantial portion of our revenues. For the years ended June 30, 2025, 2024, and 2023, our revenues were $164.5 million, $142.8 million, and $150.4 million, respectively. Revenues generated outside of mainland China were approximately $42.5 million, $22.3 million, and $16.2 million, for fiscal 2025, 2024, and 2023, respectively. We had a net loss of $6.4 million in fiscal 2025, a net loss of $1.8 million in fiscal 2024, and net income of $0.2 million in fiscal 2023. We had a non-GAAP net loss of $3.8 million in fiscal 2025. Our total assets as of June 30, 2025 were $118.1 million of which cash and cash equivalent amounted to $28.2 million. Our total liabilities as of June 30, 2025 were $60.5 million.

Factors Affecting Our Results of Operations

We believe the most significant factors that affect our business and results of operations include the following:

●	Our ability to obtain new clients and repeat business from existing clients. Revenues from individual clients typically grow over time as we seek to increase the number and scope of services provided to each client, and as clients increase the complexity and scope of the work outsourced to us. Therefore, our ability to obtain new clients, as well as our ability to maintain and increase business from our existing clients, has a significant effect on our results of operations and financial condition. During fiscal 2025, our revenue derived from our IT consulting services increased by 16.0% or $22.0 million from fiscal 2024, mainly due to increased demand from our existing clients. IT consulting services revenue from new clients amounted to approximately $2.6 million in fiscal 2025. IT consulting services revenue from new clients amounted to approximately $3.3 million in fiscal 2024.

●	Our ability to expand our portfolio of service offerings. We intend to increase our revenues by continuing to expand our service offerings, providing quality service to our existing customers and attracting new customers. Through research and development, targeted hiring and strategic acquisitions, we have proactively invested in broadening our existing service lines, including those for serving our specific industry verticals.

●	Our ability to attract, retain and motivate qualified employees. Our ability to attract, train and retain a large and cost-effective pool of qualified professionals, including our ability to leverage and expand our proprietary database of qualified IT professionals, to develop additional joint training programs with universities, and our employees’ job satisfaction, will affect our financial performance.

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

In May 2023, the Company divested its entire 10% equity interest in CLPS Shenzhen Robotics, receiving the investment for the consideration of $110,321 in the same month.

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

In January 2023, CareerWin was liquidated.

Investment in Fuson

On August 1, 2021, the Company reached an equity transfer and capital increase agreement with a third party of the target company Fuson Group Limited (“Fuson”). After the equity transfer and capital increase, the Company holds 35.02% of equity interest in Fuson for $0.16 million (HKD 1,225,000). The Company made the first payment of $0.08 million (HKD 612,500) on August 16, 2021, and the final payment of $0.08 million (HKD 612,500) was completed on October 21, 2021.

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

Investment in Shanghai Qinhui

On December 27, 2024, CLPS Shenzhen and two third parties incorporated Shanghai Qinhui in Shanghai. CLPS Shenzhen holds 46% of equity interest in Shanghai Qinhui valued at $0.13 million (RMB 920,000). On April 15, 2025, CLPS Shenzhen injected capital of $0.06 million(RMB 460,000) to Shanghai Qinhui.

Results of Operations

Results of Operations for Continuing Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	For the years ended June 30,
	2025	2024	2023

Revenue from third parties	$164,229,721	$142,725,554	$150,298,963
Revenue from related parties	251,693	87,172	57,576
Less: Cost of revenues from third parties	(127,987,226)	(109,795,857)	(115,827,597)
Less: Cost of revenue from related parties	(188,770)	(69,738)	(47,212)
Gross profit	36,305,418	32,947,131	34,481,730

Operating incomes (expenses):
Selling and marketing expenses	(5,180,682)	(4,573,344)	(3,300,555)
Research and development expenses	(5,815,555)	(7,155,949)	(8,336,999)
General and administrative expenses	(31,852,179)	(25,120,010)	(21,641,317)
Impairment of goodwill	(129,270)	-	(2,382,538)
Subsidies and other operating income	1,294,964	1,363,757	1,256,070
Total operating expenses	(41,682,722)	(35,485,546)	(34,405,339)
(Loss) income from operations	(5,377,304)	(2,538,415)	76,391
Other income	1,237,678	1,251,465	1,123,612
Other expenses	(935,988)	(556,415)	(430,357)

(Loss) income before income tax and share of income in equity investees	(5,075,614)	(1,843,365)	769,646
Provision for income taxes	947,529	160,725	674,344
(Loss) income before share of (loss) income in equity investees	(6,023,143)	(2,004,090)	95,302
Share of (loss) income in equity investees, net of tax	(403,421)	156,780	70,263
Net (loss) income	(6,426,564)	(1,847,310)	165,565
Less: Net income (loss) attributable to noncontrolling interests	623,170	482,655	(26,964)
Net (loss) income attributable to CLPS Incorporation’s shareholders	$(7,049,734)	$(2,329,965)	$192,529

Basic (losses) earnings per common share	(0.26)	(0.09)	0.01
Weighted average number of share outstanding – basic	27,533,182	25,213,012	23,153,976
Diluted (losses) earnings per common share	(0.26)	(0.09)	0.01
Weighted average number of share outstanding – diluted	27,533,182	25,213,012	23,153,976

Supplemental information:
Non-GAAP (loss) income before income tax and share of income of equity investees	(2,478,434)	1,324,651	5,630,480
Non-GAAP net (loss) income	(3,829,384)	1,320,706	5,026,399
Non-GAAP net (loss) income attributable to CLPS Incorporation’s shareholders	(4,452,554)	838,051	5,053,363
Non-GAAP basic (losses) earnings per common share	(0.16)	0.03	0.22
Weighted average number of share outstanding – basic	27,533,182	25,213,012	23,153,976
Non-GAAP diluted (losses) earnings per common share	(0.16)	0.03	0.22
Weighted average number of share outstanding – diluted	27,533,182	25,213,012	23,153,976

Use of Non-GAAP Financial Measures

The consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. The Company uses non-GAAP income before income tax and share of loss income of equity investees, non-GAAP net income, non-GAAP net income attributable to CLPS Incorporation’s shareholders, and basic and diluted non-GAAP net income per share, which are non-GAAP financial measures. Non-GAAP income before income tax and share of income (loss) of equity investees is income before income tax and share of income (loss) of equity investees excluding share-based compensation expenses and impairment of goodwill. Non-GAAP net income is net income excluding share-based compensation expenses and impairment of goodwill. Non-GAAP net income attributable to CLPS Incorporation’s shareholders is net income attributable to CLPS Incorporation’s shareholders excluding share-based compensation expenses and impairment of goodwill. Basic and diluted non-GAAP net income per share is non-GAAP net income attributable to CLPS Incorporation’s shareholders divided by weighted average number of shares used in the calculation of basic and diluted net income per share. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation expenses and impairment of goodwill clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses and impairment of goodwill, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

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

For the year ended June 30, 2025
Cost of revenues	(128,175,996)
Less: share-based compensation expenses	(7,503)

Non-GAAP cost of revenues	(128,168,493)

Selling and marketing expenses	(5,180,682)
Less: share-based compensation expenses	(179,938)

Non-GAAP selling and marketing expenses	(5,000,744)

General and administrative expenses	(31,852,179)
Less: share-based compensation expenses	(2,280,469)
Non-GAAP general and administrative expenses	(29,571,710)

Loss before income tax and share of loss in equity investees	(5,075,614)
Add: share-based compensation expenses and impairment of goodwill	2,597,180
Non-GAAP loss before income tax and share of loss of equity investees	(2,478,434)

Net loss	(6,426,564)
Add: share-based compensation expenses and impairment of goodwill	2,597,180
Non-GAAP net loss	(3,829,384)

Net loss attributable to CLPS Incorporation’s shareholders	(7,049,734)
Add: share-based compensation expenses and impairment of goodwill	2,597,180
Non-GAAP net loss attributable to CLPS Incorporation’s shareholders	(4,452,554)

Weighted average number of share outstanding used in computing GAAP and non-GAAP basic losses	27,533,182
GAAP basic losses per common share	(0.26)
Add: share-based compensation expenses	0.10
Non-GAAP basic losses per common share	(0.16)
Weighted average number of share outstanding used in computing GAAP diluted losses	27,533,182
Weighted average number of share outstanding used in computing non-GAAP diluted earnings	27,533,182
GAAP diluted losses per common share	(0.26)
Add: share-based compensation expenses	0.10
Non-GAAP diluted losses per common share	(0.16)

For the Years Ended June 30, 2025 and 2024

Revenues

We derive revenues by providing integrated IT services and solutions, including: (i) IT consulting services, which primarily includes application development services for banks and institutions in the financial industry, which are billed on a time-and-expense basis, (ii) customized IT solutions services, which primarily includes customized solution development and maintenance service for general enterprises with acceptance requirement, which are billed either on a time-and-expense basis with enforceable right to payment or on a fixed-price basis, (iii) other revenue from product and third-party software sales, training and headhunting, and (iv) academic education services, which are billed through fixed tuition fees for formal educational services.

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

The following table presents our revenues by our service lines.

	For the Year ended June 30,
	2025		2024
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

IT consulting services	$158,758,229	96.5%	$136,844,784	95.8%	21,913,445	16.0%
Customized IT solution services	2,781,538	1.7%	3,147,593	2.2%	(366,055)	(11.6)%
Other IT services	894,598	0.6%	1,777,517	1.3%	(882,919)	(49.7)%
Academic education services	2,047,049	1.2%	1,042,832	0.7%	1,004,217	96.3%
Total	164,481,414	100.0%	142,812,726	100.0%	21,668,688	15.2%

Our total revenues increased by approximately $21.7 million, or 15.2%, to approximately $164.5 million for the fiscal year ended June 30, 2025, from approximately $142.8 million for the fiscal year ended June 30, 2024.

For the year ended June 30, 2025, revenue derived from our IT consulting services increased by 16.0% to $158.8 million from $136.8 million in fiscal 2024, primarily due to the increased demands for our IT consulting services from banks and other financial institutions. For fiscal 2025 and 2024, 36.8% and 33.6% of our IT consulting services revenue were from international banks, respectively.

Revenue from customized IT solution services decreased by $0.3 million, or 11.6%, to $2.8 million for the year ended June 30, 2025, from $3.1 million in the same period of the previous year. The decrease was primarily due to decreased demand from existing clients.

Revenue from other services decreased by $0.9 million, or 49.7%, to $0.9 million for the year ended June 30, 2025, from $1.8 million in the prior year period.

Revenue from academic education services increased by $1.0 million, or 96.3%, to $2.0 million for the year ended June 30, 2025, from $1.0 million in the prior year period.

The number of clients increased to 319 for the year ended June 30, 2025 compared to 300 in the prior year period for IT service segment. Revenues from top five clients accounted for 41.2% and 44.9% of the Company’s total revenues for fiscal 2025 and 2024, respectively.

Revenue generated outside of mainland China for the year ended June 30, 2025 accounted for 25.9% of total revenue compared to 15.6% in the prior year period. The increase was primarily due to strong performance of our operations in Singapore, Hong Kong SAR, and the U.S., reflecting the Company’s successful and continuous implementation of its global expansion strategy.

Cost of revenues

Our cost of revenues mainly consisted of compensation benefit expenses for our IT professionals, travel expenses and material costs. Our cost of revenues increased by $18.3 million or 16.7% to approximately $128.2 million in fiscal 2025 from approximately $109.9 million in fiscal 2024 primarily due to the decrease in IT professional compensation costs. As a percentage of revenues, our cost of revenues was 77.9% and 76.9% for fiscal 2025 and 2024, respectively.

Gross profit and gross margin

Our gross profit increased by $3.4 million, or 10.2%, to approximately $36.3 million in fiscal 2025 from approximately $32.9 million in fiscal 2024. Gross margin decreased to 22.1% in fiscal 2025 from 23.1% for the same period of last year.

Selling and marketing expenses

Selling and marketing expenses primarily consisted of salary and compensation expenses relating to our sales and marketing personnel, and also included entertainment, travel and transportation, and other expenses relating to our marketing activities.

Selling and marketing expenses increased by $0.6 million, or 13.3%, to $5.2 million in fiscal 2025 from $4.6 million in fiscal 2024. The increase was primarily due to an increase in sales staff to capture business growth opportunities. Accordingly, as a percentage of sales, our selling expenses were 3.1% of revenues in fiscal 2025 compared to 3.2% in fiscal 2024.

Research and development (“R&D”) expenses

R&D expenses primarily consisted of compensation and benefit expenses relating to our research and development personnel as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses were $5.8 million in fiscal 2025, which decreased by $1.4 million or 18.7% compared to $7.2 million in fiscal 2024, representing 3.5% and 5.0% of our total revenues for fiscal 2025 and 2024, respectively. The decrease was primarily due to the redeployment of R&D staff to deliver customized IT solutions, resulting in a reclassification of these expenses as cost of revenues.

General and administrative expenses

General and administrative expenses primarily consisted of salary and compensation expenses relating to our finance, legal, human resources and executive office personnel, and included share-based compensation expenses, rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs.

General and administrative expenses increased by $6.8 million, or 26.8%, to $31.9 million in fiscal 2025 from $25.1 million in the prior year.

Subsidies and other operating income

Subsidies and other operating income primarily included government subsidies which represented amounts granted by local government authorities as a general incentive for us to promote development of the local technology industry. The Company records government subsidies in subsidies and other operating income upon received and when there is no further performance obligation. Total government subsidies amounted to $1.3 million and $1.4 million for the fiscal years 2025 and 2024, respectively.

(Loss) income before income taxes and share of loss in equity investees

(Loss) income before income taxes and share of loss in equity investees decreased by $3.3 million to a $5.1 million loss in fiscal 2025 from a loss of $1.8 million in fiscal 2024. After the deduction of non-cash share-based compensation expenses and impairment of goodwill, non-GAAP (loss) income before income taxes and share of loss in equity investees decreased by $3.8 million, or 287.1%, to $2.5 million loss in fiscal 2025 from $1.3 million income in the same period of the previous year.

Provision for income taxes

Our provision for income taxes in fiscal 2025 increased by $0.7 million to $0.9 million from $0.2 million provision for income taxes in fiscal 2024.

Share of (loss) income in equity investees, net of tax

The share of loss in equity investees, net of tax in fiscal 2025 was net equity investment loss of Fuson, Lion X Investment VCC and Shanghai Qinhui. The share of income in equity investees, net of tax in fiscal 2024 was net equity investment income of Fuson.

Net (loss) income

Net loss increased by $4.6 million, or 247.9%, to $6.4 million in fiscal 2025 from a net loss of $1.8 million in fiscal 2024. After the deduction of $2.6 million non-cash share-based compensation expenses and impairment of goodwill, the non-GAAP result was a net loss of $3.8 million in fiscal 2025, a decrease of $5.1 million compared to the non-GAAP net income of $1.3 million in the previous year.

Other comprehensive income (loss)

Foreign currency translation adjustments amounted to an income of $1.3 million and a loss of $0.4 million for the years ended June 30, 2025 and 2024, respectively. The balance sheet amounts with the exception of equity as of June 30, 2025 were translated at 7.1636 RMB to 1.00 USD as compared to 7.2672 RMB to 1.00 USD as of June 30, 2024. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended June 30, 2025 and 2024 were 7.2143 RMB to 1.00 USD and 7.2248 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

For the Years Ended June 30, 2024 and 2023

Revenues

We derive revenues by providing integrated IT services and solutions, including: (i) IT consulting services, which primarily includes application development services for banks and institutions in the financial industry, which are billed on a time-and-expense basis, (ii) customized IT solutions services, which primarily includes customized solution development and maintenance service for general enterprises with acceptance requirement, which are billed either on a time-and-expense basis with enforceable right to payment or on a fixed-price basis, and (iii) other revenue from product and third-party software sales, training and headhunting, and (iv) academic education services, which are billed through fixed tuition fees for formal educational services.

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

Revenue generated outside of mainland China for the year ended June 30, 2024 accounted for 15.6% of total revenue compared to 10.8% in the prior year period. The increase was primarily due to strong performance of our operations in Singapore, Hong Kong SAR, and the U.S., reflecting the Company’s successful and continuous implementation of its global expansion strategy.

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

General and administrative expenses increased by $3.5 million, or 16.1%, to $25.1 million in fiscal 2024 from $21.6 million in the prior year. The increase was primarily due to the establishment of our CDC and GTC, which supported our efforts to capture the anticipated growth in demand for customized IT solution services. After the deduction of $3.2 million non-cash share-based compensation expenses related to the grants under the Incentive Compensation Plans, non-GAAP general and administrative expenses increased by $2.9 million, or 15.2%, to $22.2 million in fiscal 2024 from $19.3 million in the same period of the previous year.

Subsidies and other operating income

Subsidies and other operating income primarily included government subsidies which represented amounts granted by local government authorities as a general incentive for us to promote development of the local technology industry. The Company records government subsidies in subsidies and other operating income upon received and when there is no further performance obligation. Total government subsidies amounted to $1.4 million and $1.3 million for the fiscal years 2024 and 2023, respectively.

(Loss) income before income taxes and share of loss in equity investees

Loss before income taxes and share of loss in equity investees decreased by $2.6 million to a $1.8 million loss in fiscal 2024 from an income of $0.8 million in fiscal 2023. After the deduction of non-cash share-based compensation expenses, non-GAAP loss before income taxes and share of loss in equity investees decreased by $4.3 million, or 76.5%, to $1.3 million in fiscal 2024 from $5.6 million in the same period of the previous year.

Provision for income taxes

Our provision for income taxes in fiscal 2024 decreased by $0.5 million to $0.2 million from $0.7 million provision for income taxes in fiscal 2023, mainly due to the decrease of income before income taxes and share of loss in equity investees.

Share of income(loss) in equity investees, net of tax

The share of income in equity investees, net of tax in fiscal 2024 was net equity investment income of Fuson. The share of loss in equity investees, net of tax in fiscal 2023 was net equity investment income of SSIT, and Fuson.

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

Cash Flows through Our Organization

CLPS Incorporation is a holding company with no operations of its own. We conduct our operations in mainland China primarily through our subsidiaries in mainland China. As a result, although other means are available for us to obtain financing at the holding company level, CLPS Incorporation’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to CLPS Incorporation. In addition, our PRC subsidiaries are permitted to pay dividends to CLPS Incorporation only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds. Under PRC law, CLPS Incorporation may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. The subsidiaries have not declared or paid any cash dividends to the holding company. CLPS Incorporation paid special cash dividends of $0.13, $0.10, and $0.05 per share of common stock on November 24, 2024, December 13, 2023, and January 10, 2023, respectively. The Company provides cash support to its subsidiaries according its business development plan. For fiscal years 2023, 2024, and 2025, the Company provided cash support to its subsidiaries in mainland China, Singapore and Hong Kong SAR. The amounts were offset when the Company’s consolidated financial statements were prepared. The balances due from subsidiaries to the Company were US$24.7 million, US$36.2 million, and US$34.8 million as of June 30 for fiscal 2023, 2024, and 2025, respectively. The subsidiaries provide cash support to the Company according to its business development plan. The balances due to subsidiaries from the Company were US$7.6 million, US$24.8 million and US$23.3 million as of June 30 for fiscal 2023, 2024, and 2025 respectively. The balances were reflected in the section “PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION” in our financial statements for fiscal 2023, 2024, and 2025, respectively. For the years ended June 30, 2023, 2024, and 2025, cash and cash equivalents of PRC companies were RMB129.1 million (US$17.8 million), RMB102.5 million (US$14.1 million), and RMB116.7 million (US$16.3 million), respectively.

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

As of June 30, 2025, we had cash and cash equivalents of approximately $28.2 million. Our current assets were approximately $85.8 million, and our current liabilities were approximately $54.4 million. Total shareholders’ equity as of June 30, 2025 was approximately $57.6 million. We believe that we will have sufficient working capital to operate our business for the next 12 months from the issuance date of this report.

Substantially all of our operations are conducted in China and all of our revenue, expenses, cash and cash equivalents are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of June 30, 2025, cash and cash equivalents of approximately RMB116.7 million ($16.3 million), SGD4.3 million ($3.4 million), HKD71.2 million ($9.1 million), INR4.5 million ($0.05 million), MYR0.4 million ($0.08 million), JPY22.2 million ($0.2 million), USD0.6 million, PHP2.7 million ($0.05 million), CAD0.03 million ($0.02 million), and IDR630.0 million ($0.04 million) were held by the Company and its subsidiaries in mainland China, Singapore, Hong Kong, India, Malaysia, Japan, the United States of America, the Philippines, Canada, and Indonesia respectively. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. The Company plans to fund working capital through its operations, bank borrowings and additional capital contribution from shareholders. Our operating cash flow was positive for the year ended June 30, 2025. We have historically funded our working capital needs primarily from operations, advance payments from customers and loans from shareholders. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our sales contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended June 30,
	2025	2024	2023
Net cash (used in) provided by operating activities	$(2,544,043)	$8,925,234	$9,705,951
Net cash used in investing activities	(1,754,121)	(12,251,016)	(306,046)
Net cash provided by (used in) financing activities	2,900,116	10,193,143	(4,319,331)
Effect of exchange rate change	430,696	(28,482)	(1,175,928)
Net (decrease) increase in cash	(967,352)	6,838,879	3,904,646
Cash and cash equivalents at the beginning of the year	29,140,512	22,301,633	18,396,987
Cash and cash equivalents at the end of the year	28,173,160	29,140,512	$22,301,633

Operating Activities

Net cash used in operating activities was approximately $2.5 million in fiscal 2025, including net loss of $6.4 million, adjusted for non-cash items of $7.4 million and negative adjustments for changes in operating assets and liabilities of $3.5 million. The adjustments for changes in operating assets and liabilities mainly included the increase in accounts receivable of $5.4 million. The adjustments for changes in operating assets and liabilities also included an increase in prepayment, deposits and other assets of $2.5 million, an increase in salaries and benefits payable of $3.9 million, an increase in accounts payable and other liabilities of $0.4 million, and an increase in tax payables of $0.1 million in fiscal 2025.

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

Investing Activities

Net cash used in investing activities was approximately $1.8 million in fiscal 2025, primarily due to our purchase of property and equipment of $1.3 million, repayments from a related party of $2.9 million, loans provided to a related party of $3.0 million, acquisition of long-term investments of $1.5 million, purchase of short-term investments of $1.5 million, maturities of short-term investments of $2.7 million, and purchase of subsidiaries of $0.2 million in fiscal 2025, to better manage opportunities and capitalize on the growth potential in the IT consulting related industry and academic education industry.

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

Financing Activities

Net cash provided by financing activities was approximately $2.9 million in fiscal 2025. During the fiscal 2025, we had bank loans of approximately $42.9 million, repaid loans of approximately $36.2 million, and paid dividend of $3.6 million.

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

Capital Expenditures

The Company made capital expenditures of $1.3 million, $2.1 million, and $0.5 million for the years ended June 30, 2025, 2024, and 2023, respectively. In these periods, our capital expenditures were mainly used for purchases of office building and office equipment. The Company will continue to make capital expenditures to meet the expected growth of its business.

Impact of Inflation

We do not believe the impact of inflation on our company is material. Our operations are in China and China’s inflation rates have been relatively stable over the last two years: 0.2% in 2024 and 0.2% in 2023.

Contractual Obligations

The Company’s subsidiaries lease office spaces under various operating leases. Operating lease expenses amounted to $2,166,911, $1,514,162, and $1,086,622, for the years ended June 30, 2025, 2024, and 2023, respectively. The following table sets forth our contractual obligations and commercial commitments as of June 30, 2025:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	More than 3 Years

Operating lease arrangements	$4,782,628	$2,999,196	$1,783,432	$-
Bank loans	30,217,329	30,217,329	-	-
Total	$34,999,957	$33,216,525	$1,783,432	$-

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements and undisclosed material cash requirement for the years ended June 30, 2025 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

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

Business Combinations

We account for all business combinations under the purchase method of accounting in accordance with ASC Topic 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to net assets including separately identifiable assets and liabilities we acquired, based on their estimated fair value. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. We recognize and measures the acquired contract assets and contract liabilities consistent with how they were recognized and measured in the acquiree’s financial statements. The excess of (i) the total of the cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in the consolidated statements of comprehensive (loss) income.

Goodwill

Goodwill represents the excess of the consideration over the fair value of the net assets acquired at the date of acquisition. Goodwill is allocated to applicable reporting units. Upon disposition of a business entity, goodwill is allocated to the disposed entity based on the relative fair value of that entity compared to the fair value of the reporting unit in which it was included. Goodwill is not amortized but rather tested for impairment at least annually at the reporting unit level by applying a fair-value based test in accordance with accounting and disclosure requirements for goodwill. This test is performed by management annually or more frequently if we believe impairment indicators are present. We have the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20, Intangibles - Goodwill and Other. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If we believe, as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required.

In performing quantitative impairment test, we compare the carrying amount of the reporting unit to the fair value of the reporting unit based on estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, an impairment loss shall be recognized in an amount equal to that excess.

For the year ended June 30, 2025, we bypassed the qualitative assessment and performed quantitative assessment for the goodwill allocated to IT services reporting unit using the market approach. We assessed and determined that the fair value of the IT services reporting unit was less than their carrying amount and therefore, impairment loss of $129,270 was recognized for the year ended June 30, 2025.

For the year ended June 30, 2025, we bypassed the qualitative assessment and performed quantitative assessment for the goodwill allocated to Academic education services reporting unit. The fair value of this reporting unit has been determined using the discounted cash flow approach. Significant assumptions used included projected revenue growth rates and discount rate. As of June 30, 2025, the fair value of the Academic education services reporting unit exceeded its carrying amount. Therefore, no impairment loss was recognized for the year ended June 30, 2025. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the fair value of the Academic education services reporting unit.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The following table sets forth our executive officers and directors, their ages and the positions held by them, as of the date of this Annual Report:

Name	Age	Position
Xiao Feng Yang	62	Chairman of the Board
Raymond Ming Hui Lin	61	Chief Executive Officer and Director
Rui Yang	42	Chief Financial Officer
Li Li	49	President
Jin He Shao(1)(4)	58	Independent Director
Jiajia Lu(3)	48	Independent Director
Kee Chong Seng(2)	73	Independent Director

(1)	Chair of the Audit Committee.

(2)	Chair of the Compensation Committee.

(3)	Chair of the Nominating Committee.

(4)	Audit Committee Financial Expert.

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

Jiajia Lu has served as our independent director since June 1, 2024. Ms. Lu has held the position of Vice President of Human Resources at The Coca-Cola Company in Atlanta, Georgia, USA, bringing with her over 15 years of global experience within the Coca-Cola system. Prior to Coca-Cola, Ms. Lu held several HR, talent, organizational development, and management roles at Unilever China, AstraZeneca China, and Philips Electronic Groups China. Ms. Lu holds a bachelor’s degree in Management of Information System from the Beijing Institute of Technology and an Executive MBA from Olin Business School of Washington University in St. Louis, where she received the C. William Emory Executive MBA Award.

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

B. Compensation

Executive Compensation

The following table shows the annual compensation paid by us for the years ended June 30, 2025, 2024, and 2023.

Name/principal position	Year	Salary	Equity Compensation	All Other Compensation	Total Paid
Xiao Feng Yang, Chairman of the Board(1)	2025	$106,011	$—	$—	$106,011
	2024	$104,002	$—	$—	$104,002
	2023	$104,651	$—	$—	$104,651

Raymond Ming Hui Lin, CEO and Director(2)	2025	$279,486	$—	$—	$279,486
	2024	$202,072	$—	$—	$202,072
	2023	$258,614	$—	$—	$258,614

Rui Yang, CFO(3)	2025	$193,214	$—	$—	$193,214
	2024	$154,908	$—	$—	$154,908
	2023	$152,031	$—	$—	$152,031

Li Li, President(4)	2025	$224,061	$—	$—	$224,061
	2024	$189,907	$—	$—	$189,907
	2023	$205,359	$—	$—	$205,359

Jin He Shao, Independent Director(5)	2025	$18,000	$—	$—	$18,000
	2024	$18,000	$—	$—	$18,000
	2023	$18,000	$—	$—	$18,000

Kee Chong Seng, Independent Director(6)	2025	$18,000	$—	$—	$18,000
	2024	$18,000	$—	$—	$18,000
	2023	$18,000	$—	$—	$18,000

Jiajia Lu, Independent Director(7)	2025	$18,000	$—	$—	$18,000
	2024	$1,500	$—	$—	$1,500
	2023	$—	$—	$—	$—

(1)	Appointed Chairman effective as of December 9, 2017 and President effective from December 9, 2017 to August 19, 2020.

(2)	Appointed Chief Executive Officer effective as of December 9, 2017.

(3)	Appointed Chief Financial Officer effective as of December 17, 2020 and Acting Chief Financial Officer effective from November 1, 2019 to December 16, 2020.

(4)	Appointed President effective as of July 1, 2024 and Chief Operating Officer from June 2019 to June 2024.

(5)	Appointed Independent Director effective as of January 2018.

(6)	Appointed Independent Director effective as of September 2019.

(7)	Appointed Independent Director effective as of June 2024.

Under Chinese labor law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our board of directors.

Outstanding Equity Incentive Awards at Fiscal Year-End

On April 24, 2023, our annual meeting of shareholders approved the 2023 Equity Incentive Plan (the “2023 Plan”). All of our employees, officers, and directors, and consultants are eligible to be granted options, restricted stock awards, stock unit awards, or stock appreciate rights (each, an “Award”) under the 2023 Plan. The 2023 Plan is currently administered by the Board, which has all the power to administer the 2023 Plan according to its terms, including the power to grant Awards, determine who may be granted Awards and the types and amounts of Awards to be granted, prescribe Award agreements, and establish programs for granting Awards. Awards may be made under the 2023 Plan for up to 20,000,000 of our common shares. 5,945,0960 restricted shares have been vested under the 2023 Plan as of today.

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

	2025	2024	2023
Number of Employees	3,534	3,325	3,509

E.	Share Ownership

See Item 7 below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

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

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of September 18, 2018 through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. None of the stockholders listed in the table are located in the United States and none of the common shares held by them are located in the United States. Applicable percentage ownership is based on 29,743,452 common shares outstanding as of October 6, 2025. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o CLPS Incorporation, c/o Unit 1000, 10th Floor, Millennium City III, 370 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR.

Name of Beneficial Owner	Common Shares	Ownership% (1)

Xiao Feng Yang (2)(7)	5,792,950	19.48%
Raymond Ming Hui Lin (3)(6)(7)	8,632,873	29.02%
Rui Yang (4)(6)	1,116,688	3.75%
Li Li (6)(8)	1,163,863	3.91%
Jin He Shao (5)(7)	25,000	*
Kee Chong Seng (7)(10)	38,500	*
Jiajia Lu (7)	8,000	*

All directors and executive officers as a group (7 persons)	16,777,874	56.41%

Qinrui Ltd. (2)	4,976,000	16.73%
Qinhui Ltd. (3)	6,999,996	23.53%

5% or greater beneficial owners as a group	11,975,996	40.26%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.

(2)	A British Virgin Islands corporation with the mailing address of c/o Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG 1110, British Virgin Islands, with Xiao Feng Yang as its sole shareholder. As such, Mr. Yang is deemed to be the owner of all shares of the Company held by this entity. From September 24, 2021 to September 24, 2022, a total of 220,823 shares were disposed of in various occasions, resulting in the net increased holding of 49,177 shares. Represents vested portion of the restricted stock granted dated as of November 14, 2022. The total grant of 50,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 16, 2023. The total grant of 75,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of July 11, 2024. The total grant of 75,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 18, 2025. The total grant of 50,000 common shares vests in whole immediately on the grant date of award.

(3)	A British Virgin Islands corporation with the mailing address of c/o Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG 1110, British Virgin Islands, with Raymond Ming Hui Lin as its sole shareholder. As such, Mr. Lin is deemed to be the owner of all shares of the Company held by this entity. From September 24, 2021 to September 24, 2022, a total of 100,211 shares were disposed of in various occasions, resulting in the net increased holding of 716,789 shares. Represents vested portion of the restricted stock granted dated as of November 14, 2022. The total grant of 325,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 16, 2023. The total grant of 530,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of July 11, 2024. The total grant of 536,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of July 11, 2024. The total grant of 536,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 18, 2025. The total grant of 491,000 common shares vests in whole immediately on the grant date of award.

(4)	From September 24, 2021 to September 24, 2022, a total of 31,120 shares were disposed of in various occasions, resulting in the net increased holding of 180,880 shares. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 48,000 common shares and 12,000 vest on November 1, 2022. Represents vested portion of the restricted stock granted dated as of November 14, 2022. The total grant of 150,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 16, 2023. The total grant of 250,000 common shares vests in whole immediately on the grant date of award. From September 24, 2022 to September 24, 2023, a total of 28,738 shares were disposed of in various occasions, resulting in the net increased holding of 383,262 shares. Represents vested portion of the restricted stock granted dated as of July 11, 2024. The total grant of 300,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 18, 2025. The total grant of 150,000 common shares vests in whole immediately on the grant date of award.

(5)	Represents vested portion of the restricted stock granted dated as of November 14, 2022. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 16, 2023. The total grant of 3,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of July 11, 2024. The total grant of 3,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 18, 2025. The total grant of 5,000 common shares vests in whole immediately on the grant date of award.

(6)	Executive officer.

(7)	Director.

(8)	From September 24, 2021 to September 24, 2022, a total of 22,671 shares were disposed of in various occasions, resulting in the net increased holding of 299,329 shares. Represents vested portion of the restricted stock granted dated as of August 23, 2021. The total grant of 76,000 common shares and 22,000 vest on June 11, 2022. Represents vested portion of the restricted stock granted dated as of November 14, 2022. The total grant of 100,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 16, 2023. The total grant of 150,000 common shares vests in whole immediately on the grant date of award. From September 24, 2022 to September 24, 2023, a total of 12,725 shares were acquired from the market. Represents vested portion of the restricted stock granted dated as of July 11, 2024. The total grant of 150,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 18, 2025. The total grant of 150,000 common shares vests in whole immediately on the grant date of award.

(9)	Represents vested portion of the restricted stock granted dated as of November 14, 2022. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 16, 2023. The total grant of 3,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of July 11, 2024. The total grant of 3,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 18, 2025. The total grant of 5,000 common shares vests in whole immediately on the grant date of award.

(10)	Represents vested portion of the restricted stock granted dated as of November 14, 2022. The total grant of 2,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 16, 2023. The total grant of 3,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of July 11, 2024. The total grant of 3,000 common shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 18, 2025. The total grant of 5,000 common shares vests in whole immediately on the grant date of award.

As of October 6, 2025, there were 21 holders of record entered in our share register, of which no holders were U.S. residents. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B.	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Company in 2025 and 2024 consisted of:

Related Party	Relationship with the Company
Xiao Feng Yang	Chairman of the Board
Raymond Ming Hui Lin	CEO of the Company
EMIT	Equity investee of the Company
Beijing Bright Technology Co., Ltd (“Beijing Bright”)	Noncontrolling interest shareholder of JAJI China
UniDev	Equity investee of the Company
Fuson Group Limited (“Fuson”)	Equity investee of the Company
MCT	Noncontrolling interest shareholder of MSCT

(a)	Related party balances

	As of June 30,
	2025	2024
Due from related parties, current:
Fuson Group (a)	4,752,065	3,653,356
Less: provision of credit losses	(253,700)	(94,247)
Total	4,374,595	3,559,109

Due from related parties, non-current:
Fuson Group (b)	2,069,730	2,505,839
Less: allowance for credit losses	(123,770)	(131,541
Total	1,945,960	2,374,298

Due from related parties mainly represents loan unreceived IT service fee from Fuson Group.

(a)	The balance as of June 30, 2025 represents loans due from Fuson Group with interest rates ranging from 4.00% to 4.10%, which should be paid within one year. The balance as of June 30, 2024 represents loans due from Fuson Group with interest rates ranging from 2.90% to 5.35%, which should be paid within one year.

(b)	The balance represents loans due from Fuson Group with 6.50% interest rate, which should be paid within 42 months.

Loans due from Fuson Group are carried at the original loan principal balances less allowance for credit loss. The accrued interests are insignificant for all the periods presented. The estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of comprehensive (loss) income. In determining the amount of the allowance for credit losses, the Company considered the financial conditions of Fuson Group and adjusted for various qualitative factors that reflect current conditions and reasonable and supportable forecasts of future economic conditions.

	For the year ended
	2025	2024
Balance at beginning of the year	225,788	—
Provision for credit losses	237,747	225,788
Recovery of due from related parties	(86,235)	—
Foreign currency translation adjustments	170	—
Balance at end of the year	377,470	225,788

	As of June 30
	2025	2024
Due to related parties:
Fuson Group	14,917	14,774
MCT	4,188	5,456
UniDev	2,779	—
Total	21,884	20,230

Due to related parties mainly represents the deposit to Fuson Group and unpaid administrative fee to MCT and UniDev.

(b)	Related party transactions

		For the year ended
		2025	2024	2023
a)	Consulting services provided to related parties
Fuson Group		116,760	87,172	57,418
EMIT		-	-	158
		116,760	87,172	57,576
b)	Services provided by related parties
UniDev		35,396	165,676	269,966
Fuson Group		13,758	18,894	-
EMIT		-	-	221,584
Beijing Bright		4,830	-	99,208
		53,985	184,570	590,758
c)	Loans provided to related parties
Fuson Group		2,984,351	6,043,329	130,402
Beijing Bright		-	415,236	-
UniDev		-	55,365	143,810
		2,984,351	6,513,930	274,212
d)	Repayment of loans from related parties
Beijing Bright		2,936,754	415,236	-
Fuson Group		-	194,897	-
UniDev		-	193,777	-
EMIT		-	-	204,211
		2,936,754	803,910	204,211
e)	Interest income received from related parties
Fuson Group		293,103	14,481	1,518
UniDev		-	8,549	6,342
Beijing Bright		-	2,907	-
EMIT		-	-	3,704
		293,103	25,937	11,564
f)	Rental income from related party
Fuson Group		59,241	59,016	10,718

g)	Other revenue from related party
Fuson Group		134,934	61,244	-

C.	Interests of Experts and Counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

We are currently not involved in any legal proceedings; nor are we aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Dividend Policy

The holders of shares of our common shares are entitled to dividends out of funds legally available when and as declared by our board of directors. We paid special cash dividends of $0.13, $0.10, and $0.05 per share of common stock on November 24, 2024, December 13, 2023, and January 10, 2023, respectively. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiary and other holdings and investments. In addition, the operating companies may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our common shares are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.

B.	Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The following table sets forth, for the calendar months indicated and through June 30, 2025, the monthly high and low sale prices for our shares, as reported on NASDAQ Stock Market. The closing price for the Company’s securities on October 15, 2025 was $1.195 per share.

	Shares
	High	Low

Monthly Highs and Lows
June 2025	$1.08	$0.86
July 2025	$1.03	$0.68
August 2025	$1.06	$0.90
September 2025	$1.09	$0.96

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 8.3% in fiscal 2023, depreciated by 0.2% in fiscal 2024, and appreciated by 1.4% in fiscal 2025, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

On February 28, 2021, the Company entered into a securities purchase agreement (“SPA”) with certain accredited investors. According to the SPA, the Company agreed to sell 2,666,666 shares of the Company’s common stock and issue unregistered warrants to purchase up to an additional 2,666,666 shares of common stock in the concurrent private placement transaction (the transaction). On March 3, 2021, the Company issued 2,666,666 common shares at US$6.00 per share to those investors, with a par value of $0.0001 per share, and issued 2,666,666 warrants, generating total gross proceeds of $15,999,996. Net proceeds from the transaction after issuance cost of $1,317,119 were $14,682,877 which was allocated to common shares and warrants issued on their relative fair value basis of $11,131,829 and $3,551,048, respectively. All 2,666,666 warrants are currently outstanding and will automatically expire on September 3, 2026 if not being exercised already. The terms of the warrant agreement are provided as exhibit 10.17 hereto in Item 19.

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

Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded as of June 30, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2025. In making this assessment, management used the framework set forth in the report Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of June 30, 2025.

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

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended June 30, 2025, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services billed by Ernst & Young Hua Ming LLP for the period indicated:

	June 30, 2025	June 30, 2024
	USD’000	USD’000
Audit Fees	$485	$533
Audit Related Fees	5	5
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$490	$538

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

No purchase of our securities was made by us or our affiliates in 2025.

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

CLPS INCORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2025, 2024 AND 2023

CLPS INCORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of CLPS Incorporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CLPS Incorporation (the Company) as of June 30, 2025 and 2024, the related consolidated statements of comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025, in conformity with U.S. generally accepted accounting principles.

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

Impairment Assessment of Academic education services Reporting Unit’s Goodwill

Description of the Matter

As of June 30, 2025, the Company’s goodwill allocated to academic education services reporting unit was $1,435,782. As described in Notes 2 and 8 to the consolidated financial statements, goodwill is not amortized but rather tested for impairment at least annually at the reporting unit level. The Company performed quantitative assessment for the goodwill allocated to academic education services reporting unit using a discounted cash flow approach. As a result of the impairment assessment, no impairment losses were recognized for the Company’s goodwill allocated to academic education services reporting unit during the year ended June 30, 2025.

Auditing management’s impairment assessment of goodwill required subjective auditor’s judgment due to the estimation uncertainty in determining the fair value of the reporting unit. Significant assumptions used included revenue growth rates and discount rate. These significant assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit	To test the Company’s impairment assessment of goodwill, we performed audit procedures that included, among others, assessing the appropriateness of the valuation methodologies used and testing the significant assumptions used in the model, including the completeness and accuracy of the underlying data. We compared the projected revenue growth rates to the historical results of academic education services reporting unit and considered current industry and economic trends. We involved our valuation specialists to assist in assessing the valuation methodologies used by the Company, and evaluating the discount rate used in the valuation. We also performed sensitivity analyses of the significant assumptions discussed above to evaluate the changes in the fair value of the reporting unit resulting from changes in the assumptions.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2018.

Shanghai, the People’s Republic of China

October 17, 2025

CLPS INCORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars (“$”), except for number of shares)

		As of June 30,
	Notes	2025	2024
ASSETS
Current assets:
Cash and cash equivalents		28,173,160	29,116,431
Restricted cash		-	24,081
Short-term investments	10	896,949	2,100,000
Accounts receivable, net	4	44,891,161	38,779,209
Prepayments, deposits and other assets, net	5	7,441,565	4,497,578
Amounts due from related parties	13	4,374,595	3,559,109
Total Current Assets		85,777,430	78,076,408

Non-current assets:
Property and equipment, net	6	21,212,463	21,168,524
Intangible assets, net	7	2,055,102	2,254,372
Goodwill	8	1,435,782	1,473,899
Operating lease right-of-use assets	9	3,407,995	2,776,858
Long-term investments	10	1,718,995	613,807
Prepayments, deposits and other assets, net	5	481,761	594,603
Amounts due from related parties	13	1,945,960	2,374,298
Deferred tax assets, net	14	73,942	697,047
Total Assets		118,109,430	110,029,816

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loans	11	30,217,329	23,232,856
Accounts payable		2,515,207	949,137
Accrued expenses and other current liabilities		260,880	799,495
Tax payables	14	2,463,706	2,351,615
Contract liabilities		2,470,135	1,139,001
Salaries and benefits payable	12	14,062,007	9,941,541
Operating lease liabilities	9	2,348,195	1,361,928
Amounts due to related parties	13	21,884	20,230
Total current liabilities		54,359,343	39,795,803

Non-current liabilities:
Operating lease liabilities	9	1,301,369	1,638,243
Deferred tax liabilities	14	251,812	378,344
Unrecognized tax benefits	14	3,715,163	3,413,850
Other non-current liabilities		896,747	883,963
Total Liabilities		60,524,434	46,110,203

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

		As of June 30,
	Notes	2025	2024
Commitments and Contingencies	15

Shareholders’ Equity:
Common shares, $0.0001 par value, 100,000,000 shares authorized; 27,988,452 shares issued and outstanding as of June 30, 2025; 25,640,056 shares issued and outstanding as of June 30, 2024	19	2,799	2,564
Additional paid-in capital	19	60,177,851	61,351,200
Statutory reserves	19	5,853,445	5,553,104
Accumulated deficit		(7,401,803)	(51,728)
Accumulated other comprehensive loss	19	(3,095,507)	(4,345,902)
Total CLPS Incorporation’s Shareholders’ Equity		55,536,785	62,509,238

Noncontrolling interests	20	2,048,211	1,410,375

Total Shareholders’ Equity		57,584,996	63,919,613

Total Liabilities and Shareholders’ Equity		118,109,430	110,029,816

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in U.S. dollars (“$”), except for number of shares)

		For the years ended June 30,
	Notes	2025	2024	2023

Revenue from third parties		164,229,721	142,725,554	150,298,963
Revenue from related parties	13	251,693	87,172	57,576
Total revenue	21	164,481,414	142,812,726	150,356,539

Cost of revenue from third parties		(127,987,226)	(109,795,857)	(115,827,597)
Cost of revenue from related parties		(188,770)	(69,738)	(47,212)
Total cost of revenue		(128,175,996)	(109,865,595)	(115,874,809)

Gross profit		36,305,418	32,947,131	34,481,730

Operating income (expenses):
Selling and marketing expenses		(5,180,682)	(4,573,344)	(3,300,555)
Research and development expenses		(5,815,555)	(7,155,949)	(8,336,999)
General and administrative expenses		(31,852,179)	(25,120,010)	(21,641,317)
Impairment of goodwill	8	(129,270)	-	(2,382,538)
Subsidies and other operating income		1,294,964	1,363,757	1,256,070
Total operating expenses		(41,682,722)	(35,485,546)	(34,405,339)
(Loss) income from operations		(5,377,304)	(2,538,415)	76,391
Other income		1,237,678	1,251,465	1,123,612
Other expenses		(935,988)	(556,415)	(430,357)
(Loss) income before income tax and share of income (loss) in equity investees		(5,075,614)	(1,843,365)	769,646
Provision for income taxes	14	947,529	160,725	674,344
(Loss) income before share of income (loss) in equity investees		(6,023,143)	(2,004,090)	95,302
Share of income (loss) in equity investees, net of tax		(403,421)	156,780	70,263
Net (loss) income		(6,426,564)	(1,847,310)	165,565
Less: net income (loss) attributable to noncontrolling interest		623,170	482,655	(26,964)
Net (loss) income attributable to CLPS Incorporation's shareholders		(7,049,734)	(2,329,965)	192,529

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

		For the years ended June 30,
	Notes	2025	2024	2023

Other comprehensive income (loss)
Foreign currency translation income (loss)		1,263,806	(355,386)	(3,532,507)
Less: foreign currency translation income (loss) attributable to noncontrolling interests		14,666	(78)	(92,161)
Other comprehensive income (loss) attributable to CLPS Incorporation’s shareholders		1,249,140	(355,308)	(3,440,346)

Comprehensive loss attributable to CLPS Incorporation's shareholders		(5,800,594)	(2,685,273)	(3,247,817)
Comprehensive income (loss) attributable to noncontrolling interests		637,836	482,577	(119,125)
Comprehensive loss		(5,162,758)	(2,202,696)	(3,366,942)
Basic (losses) earnings per common share	16	(0.26)	(0.09)	0.01
Weighted average number of share outstanding – basic		27,533,182	25,213,012	23,153,976
Diluted (losses) earnings per common share	16	(0.26)	(0.09)	0.01
Weighted average number of share outstanding – diluted		27,533,182	25,213,012	23,153,976

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in U.S. dollars (“$”), except for number of shares)

								Total
						Retained	Accumulated	CLPS
		Common Share		Additional Paid-in	Statutory	Earnings (Accumulated	Other Comprehensive	Incorporation Shareholders’	Noncontrolling	Total
	Notes	Shares	Amount	Capital	Surplus	Deficits)	Income (Loss)	Equity	Interests	Equity

Balance at June 30, 2022		22,444,822	2,244	55,705,209	5,071,876	6,323,792	(550,248)	66,552,873	1,247,727	67,800,600
Cumulative effect of adoption of ASU 2016-13		-	-	-	-	(26,664)	-	(26,664)	-	(26,664)
Net income for the year		-	-	-	-	192,529	-	192,529	(26,964)	165,565
Appropriation of statutory reserve		-	-	-	284,952	(284,952)	-	-	-	-
Foreign currency translation loss		-	-	-	-	-	(3,440,346)	(3,440,346)	(92,161)	(3,532,507)
Disposal of a subsidiary		-	-	-	-	-	-	-	6,283	6,283
Stock-based compensation	18	-	-	2,478,295	-	-	-	2,478,295	-	2,478,295
Exercise of share options and vesting of restricted shares	18	1,205,300	121	(121)	-	-	-	-	-	-
Dividends paid to noncontrolling interests		-	-	-	-	-	-	-	(207,087)	(207,087)
Dividends paid to shareholders		-	-	-	-	(1,175,684)	-	(1,175,684)	-	(1,175,684)
Balance at June 30, 2023		23,650,122	2,365	58,183,383	5,356,828	5,029,021	(3,990,594)	64,581,003	927,798	65,508,801
Net loss for the year		-	-	-	-	(2,329,965)	-	(2,329,965)	482,655	(1,847,310)
Appropriation of statutory reserve		-	-	-	196,276	(196,276)	-	-	-	-
Foreign currency translation loss		-	-	-	-	-	(355,308)	(355,308)	(78)	(355,386)
Stock-based compensation	18	-	-	3,168,016	-	-	-	3,168,016	-	3,168,016
Exercise of share options and vesting of restricted shares	18	1,989,934	199	(199)	-	-	-	-	-	-
Dividends paid to shareholders		-	-	-	-	(2,554,508)	-	(2,554,508)	-	(2,554,508)
Balance at June 30, 2024		25,640,056	2,564	61,351,200	5,553,104	(51,728)	(4,345,902)	62,509,238	1,410,375	63,919,613

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

		Common Share		Additional Paid-in	Statutory	Retained Earnings (Accumulated	Accumulated Other Comprehensive	Total CLPS Incorporation Shareholders’	Noncontrolling	Total
	Notes	Shares	Amount	Capital	Surplus	Deficits)	Income (Loss)	Equity	Interests	Equity
Net loss for the year		-	-	-	-	(7,049,734)	-	(7,049,734)	623,170	(6,426,564)
Appropriation of statutory reserve		-	-	-	300,341	(300,341)	-	-	-	-
Foreign currency translation income		-	-	-	-	-	1,250,395	1,250,395	14,666	1,265,061
Stock-based compensation	18	-	-	2,467,911	-	-	-	2,467,911	-	2,467,911
Exercise of share options and vesting of restricted shares	18	2,348,396	235	(235)	-	-	-	-	-	-
Dividends paid to shareholders		-	-	(3,641,025)	-	-	-	(3,641,025)	-	(3,641,025)
Balance at June 30, 2025		27,988,452	2,799	60,177,851	5,853,445	(7,401,803)	(3,095,507)	55,536,785	2,048,211	57,584,996

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the years ended June 30,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	(6,426,564)	(1,847,310)	165,565
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Share-based compensation	2,467,911	3,168,016	2,478,295
Depreciation and amortization	1,877,119	1,252,493	1,219,812
Deferred tax expenses (benefits)	484,338	(717,679)	264,027
Lease expense to reduce operating lease right-of -use assets	2,006,244	1,487,063	1,070,385
Share of loss (income) in equity investees, net of tax	403,421	(156,780)	(70,263)
Loss on disposal of subsidiaries	-	-	38,674
Provision for (reversal of) credit losses	33,923	589,529	(10,525)
Loss from disposal of property and equipment	3,503	9,720	-
Impairment of long-term investments	-	-	85,326
Impairment of goodwill	129,270	-	2,382,538
Others	(59,998)	-	(258,262)
Changes in assets and liabilities:
Accounts receivable	(5,350,073)	7,208,359	454,071
Prepayment, deposits and other assets	(2,518,771)	(308,440)	3,457,373
Amounts due from related parties	(239,802)	(26,274)	27,836
Accounts payable	1,566,070	212,771	346,438
Accrued expenses and other current liabilities	(382,472)	(189,912)	3,850
Contract liabilities	1,331,134	(226,575)	331,330
Tax payables	112,091	(303,260)	148,309
Amounts due to related parties	(1,240)	(19,445)	(291,087)
Salaries and benefits payable	3,891,709	(1,118,578)	(769,939)
Operating lease liabilities	(2,122,665)	(1,181,396)	(1,101,526)
Unrecognized tax benefit	250,809	1,092,932	(266,276)
Net cash (used in) provided by operating activities	(2,544,043)	8,925,234	9,705,951

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(1,258,043)	(2,117,282)	(519,282)
Proceeds from disposal of property and equipment	1,328	8,521	158,365
Acquisition of intangible assets	(9,614)	-	-
Payments for business acquisitions, net of cash acquired from acquisitions	(211,353)	(2,358,172)	-
Acquisition of long-term investments	(1,491,891)	-	-
Disposition of long-term investments	-	-	111,066
Disposition of subsidiaries	-	-	13,806
Maturities of short-term investments	2,726,780	1,119,635	14,130,000
Purchases of short-term investments	(1,463,731)	(3,219,635)	(14,130,000)
Maturities of short-term investments, net	-	-	-
Repayments from related parties	2,936,754	829,847	204,211
Loans provided to related parties	(2,984,351)	(6,513,930)	(274,212)
Net cash used in investing activities	(1,754,121)	(12,251,016)	(306,046)

The accompanying notes are an integral part of these consolidated financial statements.

CLPS INCORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the years ended June 30,
	2025	2024	2023
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	42,871,141	44,508,794	23,388,911
Repayments of short-term bank loans	(36,168,815)	(31,761,143)	(26,325,471)
Payments for subsidiary’s offering costs	(161,185)	-	-
Dividends paid to shareholders	(3,641,025)	(2,554,508)	(1,175,684)
Dividends paid to noncontrolling interests	-	-	(207,087)
Net cash provided by (used in) financing activities	2,900,116	10,193,143	(4,319,331)

Effect of exchange rate changes on cash	430,696	(28,482)	(1,175,928)

Net (decrease) increase in cash	(967,352)	6,838,879	3,904,646
Cash and cash equivalents and restricted cash at the beginning of the year	29,140,512	22,301,633	18,396,987

Cash and cash equivalents and restricted cash at the end of the year	28,173,160	29,140,512	22,301,633

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	379,140	857,515	1,619,792
Interest paid	482,161	407,574	365,893
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	28,173,160	29,116,431	22,214,029
Restricted cash	-	24,081	87,604
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	28,173,160	29,140,512	22,301,633
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	28,173,160	29,140,512	22,301,633

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

Accounts receivable and allowance for credit losses

The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and contract assets and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of comprehensive (loss) income. The Company assesses collectability by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Investments in debt securities

The Company accounts for investments in debt securities in accordance with ASC Topic 320, Investments—Debt Securities (“ASC 320”). The Group classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, are included in earnings. Any realized gains or losses on the sale of the investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. The securities that the Company has the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost.

Investments in equity securities

Equity investments with readily determinable fair value, except for those accounted for under the equity method and those that result in consolidation of the investee, are measured at fair value, and any changes in fair value are recognized in the consolidated statements of comprehensive (loss) income.

Investments in entities where the Company has significant influence but does not control are accounted for using the equity method in accordance with ASC Topic 323, Investments—Equity Method and Joint Ventures. The Company recognizes its proportionate share of the investee’s earnings or losses in the consolidated statements of comprehensive (loss) income. Adjustments to the equity method include the Company’s share of investee income or loss, differences between the carrying value and the Company’s equity in the investee’s net assets at acquisition, impairments, and other required adjustments. The Company evaluates its equity investments for other-than-temporary impairment by considering factors such as current economic and market conditions, investee operating performance, industry and geographic trends, liquidity, debt levels, cash burn rate, and other relevant information. Gains or losses on disposal are recognized in the consolidated statements of comprehensive (loss) income, measured as the difference between proceeds received and the carrying amount of the investment.

The Company applies the measurement alternative under ASC Topic 321, Investments—Equity Securities, to account for these investments at cost minus impairment, adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer. These investments are measured at fair value on a nonrecurring basis when events or changes in circumstances indicate a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive (loss) income if the carrying amount exceeds the fair value. For the years ended June 30, 2025, 2024, and 2023, no such investments were remeasured, and no unrealized gains or losses were recognized.

For investments in a private equity fund where the Company lacks the ability to exercise significant influence, the Company uses the net asset value (NAV) per share as a practical expedient under ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”).

Business combination

The Company accounts for all business combinations under the purchase method of accounting in accordance with ASC Topic 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to net assets including separately identifiable assets and liabilities the Company acquired, based on their estimated fair value. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The Company recognizes and measures the acquired contract assets and contract liabilities consistent with how they were recognized and measured in the acquiree’s financial statements. The excess of (i) the total of the cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in the consolidated statements of comprehensive (loss) income.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Noncontrolling interests

The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the consolidated statements of comprehensive (loss) income as an allocation of the total income or loss for the year between noncontrolling interest holders and the shareholders of the Company.

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

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is charged to the consolidated statements of comprehensive (loss) income.

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill

Goodwill represents the excess of the consideration over the fair value of the net assets acquired at the date of acquisition. Goodwill is allocated to applicable reporting units. Upon disposition of a business entity, goodwill is allocated to the disposed entity based on the relative fair value of that entity compared to the fair value of the reporting unit in which it was included. Goodwill is not amortized but rather tested for impairment at least annually at the reporting unit level by applying a fair-value based test in accordance with accounting and disclosure requirements for goodwill. This test is performed by management annually or more frequently if the Company believes impairment indicators are present. The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20, Intangibles - Goodwill and Other. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Company believes, as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required.

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

For the year ended June 30, 2025, we bypassed the qualitative assessment and performed quantitative assessment for the goodwill allocated to IT services reporting unit using the market approach. We assessed and determined that the fair value of the IT services reporting unit was less than their carrying amount and therefore, impairment loss of $129,270 was recognized for the year ended June 30, 2025.

For the year ended June 30, 2025, we bypassed the qualitative assessment and performed quantitative assessment for the goodwill allocated to Academic education services reporting unit. The fair value of this reporting unit has been determined using the discounted cash flow approach. Significant assumptions used included projected revenue growth rates and discount rate. As of June 30, 2025, the fair value of the Academic education services reporting unit exceeded its carrying amount. Therefore, no impairment loss was recognized for the year ended June 30, 2025. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the fair value of the Academic education services reporting unit.

Impairment of long-lived assets

The Company reviews its long-lived assets, other than goodwill, including property and equipment and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable in accordance with ASC Topic 360, Property, Plant and Equipment. When these events occur, the Company assesses recoverability by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Company would recognize an impairment loss based on the excess of the carrying value over the fair value of the assets and record the impairment in earnings. The adjusted carrying amount of the asset becomes the new cost basis and depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for the purpose of impairment testing.

No impairment losses were provided for the years ended June 30, 2025, 2024 and 2023.

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

The balances of contract assets were $320,348 and $690,554 as of June 30, 2025 and 2024, respectively, which were included in prepayments, deposits and other assets, net on the consolidated balance sheets. The decrease in contract assets is mainly due to the difference between the timing of billings and the recognition of customized IT solution revenues. The balances of contract liabilities were $2,295,328 and $1,139,001 as of June 30, 2025 and 2024, respectively. The balance related to unsatisfied performance obligations under IT solution service is expected to be recognized as revenues over the remaining contract period. The increase in contract liabilities is mainly due to a significant rise in new projects with uncompleted acceptance at period-end. Revenue recognized in the year ended June 30, 2025 that was included in the contract liability balance at the beginning of the period was $1,071,372. This revenue was driven primarily by IT solution service performance obligations being satisfied.

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

Government subsidies

Government subsidies are received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. Such subsidies allow the Group full discretion to utilize the funds and are used by the Group for general corporate purposes. During the years ended June 30, 2025, 2024 and 2023, the Group received financial subsidies of $1,294,964, $1,363,757 and $1,256,070, respectively, from various local PRC government authorities. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Such amounts are recorded as subsidies and other operating income when received as the amount of the subsidies and the timing of payment are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive any or similar subsidies in the future.

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

Operating lease expense is recognized on a straight-line basis over the lease term.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Employee defined contribution plan

Full time employees of the Company in mainland China participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount is expensed as incurred. The expenses related to these plans were $14,053,811, $15,861,290 and $18,025,748 for the years ended June 30, 2025, 2024 and 2023, respectively.

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

The Company accounts for uncertainties in income taxes in accordance with ASC Topic 740, Income Taxes (“ASC 740”). An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the consolidated statements of comprehensive (loss) income in the period incurred.

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

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates as set forth in the H.10 statistical release of the U.S. Federal Reserve Board prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet dates. Non-monetary items that are measured in terms of historical costs in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive (loss) income.

The Company’s financial statements are reported using US$. The financial statements of the Company’s subsidiaries whose functional currencies are not US$ are translated from the functional currency to the reporting currency. Assets and liabilities are translated at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as accumulated comprehensive income (loss) and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of comprehensive (loss) income.

Fair value of financial instruments

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

Financial instruments of the Company primarily consist of cash and cash equivalents, accounts receivable, other assets, note receivables, amounts due from related parties, equity investments without readily determinable fair values, equity method investments, investments in private equity funds, investments in debt securities, accounts payable and other current liabilities, amounts due to related party, short-term bank loans and long-term bank loans. The carrying amounts of these financial instruments, except for equity investments without readily determinable fair values, equity method investments, held-to-maturity debt securities and long-term bank loans, approximate their fair values primarily because of their generally short-term maturities.

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

The functional currency for the Company’s mainland China subsidiaries is RMB, and the financial statements are presented in U.S. dollars. RMB appreciated by 1.4% in fiscal year 2025, and depreciated by 0.2% and 8.3% in fiscal years 2024 and 2023, respectively. It is difficult to predict how market forces or mainland China or U.S. government policy may impact the exchange rate between RMB and U.S. dollar in the future. The change in the value of RMB relative to U.S. dollars may affect the Company’s financial results reported in U.S. dollars without giving effect to any underlying changes in its business or results of operations. Currently, majority of the Company’s assets, liabilities, revenues and costs are denominated in RMB.

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

- Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, account receivables, contract assets, other assets, note receivables, and amounts due from related parties. As of June 30, 2025 and 2024, the Company has $28,173,160 and $29,140,512 in cash and cash equivalents and restricted cash, which is held by financial institutions in mainland China and international financial institutions outside of mainland China. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and cash equivalents and restricted cash back in full. As of June 30, 2025, the Company and its subsidiaries had $16,292,481, $7,437,479, $3,389,970, etc., of cash and cash equivalents on deposit at financial institutions in mainland China, Hong Kong, Singapore, etc. As of June 30, 2024, the Company and its subsidiaries had $14,102,483, $10,815,654, $3,479,656, etc., of cash and cash equivalents on deposit at financial institutions in mainland China, Hong Kong, Singapore, etc. The Company continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

- Significant customers

The Company conducts credit evaluations on its customers and generally does not require collateral or other security from such customers.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Concentrations and risks (continued)

The top two customers and their affiliates accounted for 13.5%, and 9.6%, respectively, of total revenues during the year ended June 30, 2025. The top two customers and their affiliates accounted for 16.7%, and 10.1%, respectively, of total revenues during the year ended June 30, 2024. The top two customers and their affiliates accounted for 21.4%, and 9.4%, respectively, of total revenues during the year ended June 30, 2023. The top two customers accounted for 9.3%, and 8.0%, respectively, of the Company’s total accounts receivable balance as of June 30, 2025. The top two customers accounted for 14.5%, and 9.8%, respectively, of the Company’s total accounts receivable balance as of June 30, 2024.

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

Recently adopted accounting pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), to expand the annual and interim disclosure requirements for reportable segments, including public entities with a single reportable segment, primarily through enhanced disclosures about significant segment expenses. The Company adopted ASU 2023-07 during the year ended June 30, 2025. See Note 21 in the accompanying notes to the consolidated financial statements for further detail.

Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topics 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), to expand the disclosures in an entity’s income tax rate reconciliation table and income taxes paid both in U.S. and foreign jurisdictions. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. ASU 2023-09 is effective for the Company’s annual reporting period beginning July 1, 2025. The Company is currently evaluating the impact of adopting this standard.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”), which improves financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. In January 2025, the FASB issued ASU 2025-01, which clarifies the effective date of ASU 2024-03. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. ASU 2024-03 is effective for the Company’s annual reporting period beginning July 1, 2027. The Company is currently evaluating the provisions of this ASU.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets ("ASU 2025-05"). ASU 2025-05 provides a practical expedient that all entities can use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods in those years. ASU 2025-05 is effective for the Company’s annual reporting period beginning July 1, 2026. The Company is currently evaluating the impact of adopting this standard.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 3 – ACQUISITION AND DECONSOLIDATIONS OF SUBSIDIARIES

Acquisition of CAE

On December 20, 2023, CLPS SG entered into an agreement with College of Allied Educators Pte. Ltd. (“CAE”) to purchase 100% of its equity interest, at a total cash consideration of $3,244,145. CAE is a company incorporated in Singapore, mainly engaged in providing programs, short courses, and workshops to train and help individuals and professionals in counselling, psychology, and allied health and science. This acquisition created resources and business synergies by connecting highly skilled IT professionals with education platforms to collaborate, advance, and promote IT talent creation and development to support the Company’s long-term business expansion.

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 3 – ACQUISITION AND DECONSOLIDATIONS OF SUBSIDIARIES - continued

Acquisition of Shell Infotech

On June 7, 2024, Ridik Pte. Ltd. entered into an agreement with Shell Infotech Pte. Ltd. and Shell Infotech Consulting Sdn. Bhd. (collectively, “Shell Infotech”) to purchase 100% of its equity interest, at a total cash consideration of $887,836 and $29,595, respectively. Shell Infotech is a leading IT consulting and managed services provider headquartered in Singapore and was established in 2003. It offers a wide range of IT services, including software development, SAP solutions, enterprise applications, and managed services, with a focus on the banking and insurance sectors in Singapore and Malaysia. This acquisition expanded the Company’s client base and market share in Southeast Asia, while strengthened its core IT competencies and service offerings and solidified its commitment to global expansion.

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of June 30,
	2025	2024
Trade accounts receivable	45,211,498	39,178,089
Less: allowance for credit losses	(320,337)	(398,880)
Accounts receivable, net	44,891,161	38,779,209

The movement of the allowance for credit losses is as follows:

	For the year ended
	2025	2024
Balance at beginning of the year	398,880	67,088
Provision for credit losses	27,406	338,878
Recovery of accounts receivable	(107,191)	(7,038)
Foreign currency translation adjustments	1,242	(48)
Balance at end of the year	320,337	398,880

NOTE 5 – PREPAYMENTS, DEPOSITS AND OTHER ASSETS, NET

Prepayments, deposits and other assets, net consisted of the following:

	As of June 30,
	2025	2024
Prepaid expenses*	1,106,120	901,567
Contract assets	320,348	690,554
Advances and deposits to suppliers*	756,241	968,151
Deferred contract costs**	5,027,030	726,691
Note receivables	335,193	1,376,357
Advances to employees	371,799	408,480
Prepaid VAT	8,359	59,647
Less: allowance for credit losses	(1,764)	(39,266)
Total	7,923,326	5,092,181
Less: non-current portion	(481,761)	(594,603)
Prepayments, deposits and other assets – current portion	7,441,565	4,497,578

*	Prepaid expenses, advances and deposits to suppliers primarily consist of advances and deposits to suppliers for purchasing goods or services that have not been received or provided.

**	Deferred contract costs represent incremental costs incurred in connection with obtaining or fulfilling customer contracts that are expected to be recoverable. The increase in deferred contract costs is primarily due to an increased number of revenue contracts which the performance obligation was not satisfied as of June 30, 2025.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 5 – PREPAYMENTS, DEPOSITS AND OTHER ASSETS, NET - continued

The movement of the allowance for credit losses is as follows:

	For the year ended
	2025	2024
Balance at beginning of the year	39,266	7,316
Provision for other receivable and contract assets	5,151	31,900
Recovery of other receivable and contract assets	(42,955)	-
Foreign currency translation adjustment	302	50
Balance at end of the year	1,764	39,266

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of June 30,
	2025	2024
Office buildings	20,628,654	20,400,547
Equipment and office furniture	1,902,317	1,682,622
Office building related facility, machinery and equipment	63,022	182,932
Transportation equipment	707,015	710,782
Leasehold improvements	2,930,897	1,767,487
Total	26,231,905	24,744,370
Less: accumulated depreciation	(5,019,442)	(3,575,846)
Property and equipment, net	21,212,463	21,168,524

Depreciation expense was $1,462,726, $1,036,767 and $1,040,734 for the years ended June 30, 2025, 2024 and 2023, respectively.

As of June 30, 2025, the office building with carrying amount of $13,759,238 is pledged to secure the financing credit facility of Hong Kong dollar (“HKD") 58,000,000 from Taipei Fubon Bank (Note 11).

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 7 – INTANGIBLE ASSETS, NET

As of June 30, 2025 and 2024, intangible assets, net consisted of the following:

	As of June 30, 2025
	Gross carrying value	Accumulated amortization	Net carrying value
Customer relationship	1,588,175	(630,684)	957,491
License	943,470	(70,760)	872,710
Software	219,950	(121,730)	98,220
Client lists	172,970	(129,727)	43,243
Collaboration agreement	102,209	(38,329)	63,880
Others	35,791	(16,233)	19,558
Total	3,062,565	(1,007,463)	2,055,102

	As of June 30, 2024
	Gross carrying value	Accumulated amortization	Net carrying value
Customer relationship	1,490,555	(442,862)	1,047,693
License	885,478	(22,137)	863,341
Software	216,873	(96,856)	120,017
Client lists	162,338	(40,584)	121,754
Collaboration agreement	95,927	(11,991)	83,936
Others	22,522	(4,891)	17,631
Total	2,873,693	(619,321)	2,254,372

Amortization expense was $376,739, $196,859, and $179,078 for the years ended June 30, 2025, 2024, 2023, respectively. Estimated future amortization expenses are as follows:

Year ending June 30,	Amortization expense
2026	302,335
2027	253,243
2028	237,704
2029	221,324
2030	147,616

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 8 – GOODWILL

The Company had two reporting units, consisting of IT services and Academic education services as of June 30, 2025 and 2024.

The changes in the carrying amount of goodwill for each reporting unit for the years ended June 30, 2025 and 2024 were as follows:

	IT services	Academic education services	Total
Balance as of July 1, 2023	-	-	-
Acquired (Note 3)	126,707	1,384,197	1,510,904
Foreign currency translation adjustment	(337)	(36,668)	(37,005)
Balance as of July 1, 2024	126,370	1,347,529	1,473,899
Impairment	(129,270)	-	(129,270)
Foreign currency translation adjustment	2,900	88,253	91,153
Balance as of June 30, 2025	-	1,435,782	1,435,782

IT services reporting unit

For the year ended June 30, 2025, the Company bypassed the qualitative assessment and performed quantitative assessment for the goodwill allocated to IT services reporting unit using the market approach. The Company assessed and determined that the fair value of the IT services reporting unit was less than their carrying amount and therefore, impairment loss of $129,270 was recognized for the year ended June 30, 2025.

For the year ended June 30, 2024, the Company performed a qualitative assessment for the goodwill allocated to IT services reporting unit based on the requirements of ASC 350-20. The Company assessed the totality of events or circumstances and determined that it is not more likely than not that the fair value of the reporting unit was less than their carrying amount. Therefore, no impairment loss was recognized for the year ended June 30, 2024.

Academic education services reporting unit

For the year ended June 30, 2025, the Company bypassed the qualitative assessment and performed quantitative assessment for the goodwill allocated to Academic education services. The fair value of this reporting unit has been determined using the discounted cash flow approach. Significant assumptions used included projected revenue growth rates and discount rate. As of June 30, 2025, the fair value of the Academic education services reporting unit exceeded its carrying amount. Therefore, no impairment loss was recognized for the year ended June 30, 2025.

For the year ended June 30, 2024, the Company performed a qualitative assessment for the goodwill allocated to Academic education services reporting unit based on the requirements of ASC 350-20. The Company assessed the totality of events or circumstances and determined that it is not more likely than not that the fair value of the reporting unit was less than their carrying amount. Therefore, no impairment loss was recognized for the year ended June 30, 2024.

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 9 – LEASE - continued

Operating leases as Lessee

The operating lease cost was $2,166,911 and $1,514,162 for the years ended June 30, 2025 and 2024, respectively.

	As of and for the year ended June 30,
	2025	2024
Other information
Cash paid for operating leases	2,122,665	1,181,396
ROU assets obtained in exchange for new operating lease liabilities	2,637,381	3,553,256
Weighted-average remaining lease term (in years):
Operating leases	1.74	2.25
Weighted-average discount rate:
Operating leases	4.94%	5.10%

Future minimum lease payments for operating leases as of June 30, 2025, are as follows:

Operating Leases
2026	2,416,712
2027	1,158,535
2028	188,486
Total minimum lease payments	3,763,733
Less: imputed interest	(114,169)
Total lease liability balance	3,649,564

Minimum payments related to leases not yet commenced as of June 30, 2025	7,036

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 10 – INVESTMENTS

The aggregate carrying values of the Company’s short-term investments consisted of the following:

	As of June 30,
	2025	2024

Time deposits with original maturities of three to twelve months	636,951	2,100,000

Available-for-sale equity securities:
Publicly traded equity securities	59,998	-
Held-to-maturity debt securities:
Corporate bonds	200,000	-
	869,949	2,100,000

The aggregate carrying values of the Company’s long-term investments consisted of the following:

	As of June 30,
	2025	2024
Equity investments without readily determinable fair values:
Beijing UniDev Software Co., Ltd. (“UniDev”)	235,775	232,414

Equity method investments:
Shanghai Qinhui Shang Information Technology Co., Ltd. (“Shanghai Qinhui”)	62,295	-
Fuson Group Limited (“Fuson”) and its subsidiaries (“Fuson Group”)	30,696	368,009
Shanghai Shier Information Technology Co., Ltd. (“Shier”)	11,807	13,384
Total equity method investments	104,798	381,393

Equity investments without readily determinable fair value using NAV practical expedient:
LION X INVESTMENT VCC	566,343	-

Held-to-maturity debt securities:
Corporate bonds	812,079	-
	1,718,995	613,807

Held-to-maturity debt securities

The carrying amount is recorded within short-term investments in the Company’s consolidated balance sheets if the remaining maturity is less than twelve months. Maturities greater than twelve months are recorded within long-term investments of the Company’s consolidated balance sheets. The Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 10 – INVESTMENTS - continued

Equity investments without readily determinable fair values

As of June 30, 2025 and 2024, the Company had an equity interest of 15% in UniDev.

The Company recognized an impairment loss of nil, nil, and $32,744 for Huaqin Robotics. for the years ended June 30, 2025, 2024, and 2023, respectively, in “Other expenses” in the consolidated statements of comprehensive (loss) income.

There were no other downward adjustments or any upward adjustments recognized on equity investments without readily determinable fair value for the years presented.

Equity method investments

As of June 30, 2025, the Company had an equity interest of 46%, 35.02% and 35% in Qinhui, Fuson Group and Shier, respectively.

As of June 30, 2024, the Company had an equity interest of 35.02% and 35% in Fuson Group and Shier, respectively.

The Company accounts for the investments in Shier, Fuson Group and Qinhui as equity method investments due to its significant influence over the entities.

No impairment loss was recorded on equity method investments for the years ended June 30, 2025 and 2024, and an impairment loss of $52,582 on Shier for the year ended June 30, 2023 was recognized in “Other expenses” in the consolidated statements of comprehensive (loss) income.

The carrying amount of the equity method investments in excess of the Company’s proportionate interest was not material and recognized as equity method goodwill.

Selected financial information of the equity method investees are not presented as the effects were not material.

Bank loans as of June 30, 2025 and 2024 amounted to $30,217,329 and $23,232,856, respectively. Bank loans consisted of several bank loans denominated in RMB, HKD and Singapore dollar (“SGD”).

On July 11, 2024, the Company borrowed HKD58,000,000 from Taipei Fubon Bank, with two immovable properties in Hong Kong as collateral.

As of June 30, 2025, the Company had total financing credit facilities of $44,414,681 of which the unused amount was $14,197,352.

The effective weighted average interest rates were 2.856%, 2.950% and 3.467% for the years ended June 30, 2025, 2024 and 2023, respectively.

One of the loan agreements contained certain financial covenants. The Company was in compliance with all covenants as of June 30, 2025.

As of June 30, 2025, all loan principals will be due within 1 year.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 11 – BANK LOANS

Bank loans as of June 30, 2025 and 2024 amounted to $30,217,329 and $23,232,856, respectively. Bank loans consisted of several bank loans denominated in RMB, HKD and Singapore dollar (“SGD”).

On July 11, 2024, the Company had total financing credit facilities of HKD58,000,000 from Taipei Fubon Bank, secured by the office building in Hong Kong (note 6).

As of June 30, 2025, the Company had total financing credit facilities of $44,414,681 of which the unused amount was $14,197,352.

The effective weighted average interest rates were 2.856%, 2.950% and 3.467% for the years ended June 30, 2025, 2024 and 2023, respectively.

One of the loan agreements contained certain financial covenants. The Company was in compliance with all covenants as of June 30, 2025.

As of June 30, 2025, all loan principals will be due within 1 year.

NOTE 12 – SALARIES AND BENEFITS PAYABLE

Full time employees of the Company located in mainland China participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company accrued for these benefits based on certain percentages of the employees’ salaries. Salaries and benefits payable included $1,025,289 and $975,776 accrued employer portion of social benefits payable to local governments as of June 30, 2025 and 2024, respectively.

NOTE 13 – RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Company as of and for the years presented consisted of:

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 13 – RELATED PARTY TRANSACTIONS - continued

(a) Related party balances

The balances due from and due to related parties were as follows:

	As of June 30,
	2025	2024
Due from related parties, current:
Fuson Group (a)	4,752,065	3,626,732
Less: allowance for credit losses	(253,700)	(94,247)
Total	4,374,595	3,559,109

Due from related parties, non-current:
Fuson Group (b)	2,069,730	2,505,839
Less: allowance for credit losses	(123,770)	(131,541)
Total	1,945,960	2,374,298

(a)	The balances represent loans due from Fuson Group which should be paid within one year. The interest rates for the loans ranged from 4.0% to 4.10% and 2.90% to 5.35% as of June 30, 2025 and 2024, respectively.

(b)	The balance represents loans due from Fuson Group with 6.50% interest rate, which should be paid within 42 months.

Loans due from Fuson Group are carried at the original loan principal balances less allowance for credit loss. The estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of comprehensive (loss) income. In determining the amount of the allowance for credit losses, the Company considered the financial conditions of Fuson Group and adjusted for various qualitative factors that reflect current conditions and reasonable and supportable forecasts of future economic conditions.

	For the year ended
	2025	2024
Balance at beginning of the year	225,788	-
Provision for credit losses	237,747	225,788
Recovery of due from related parties	(86,235)	-
Foreign currency translation adjustments	170	-
Balance at end of the year	377,470	225,788

	As of June 30,
	2025	2024
Due to related parties:
Fuson Group	14,917	14,774
MCT	4,188	5,456
UniDev	2,779	-
Total	21,884	20,230

Due to related parties mainly represents the deposit to Fuson Group and unpaid administrative fee to MCT and UniDev.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 13 – RELATED PARTY TRANSACTIONS - continued

(b) Related party transactions

		For the year ended
		2025	2024	2023
a)	Consulting services provided to related parties
	Fuson Group	116,760	87,172	57,418
	EMIT	-	-	158
		116,760	87,172	57,576

b)	Services provided by related parties
	UniDev	35,396	165,676	269,966
	Fuson Group	13,758	18,894	-
	Beijing Bright	4,830	-	99,208
	EMIT	-	-	221,584
		53,984	184,570	590,758

c)	Loans provided to related parties
	Fuson Group	2,984,351	6,043,329	130,402
	Beijing Bright	-	415,236	-
	UniDev	-	55,365	143,810
		2,984,351	6,513,930	274,212
d)	Repayment of loans from related parties
	Fuson Group	2,936,754	194,897	-
	Beijing Bright	-	415,236	-
	UniDev	-	193,777	-
	EMIT	-	-	204,211
		2,936,754	803,910	204,211
e)	Interest income received from related parties
	Fuson Group	293,103	14,481	1,518
	UniDev	-	8,549	6,342
	Beijing Bright	-	2,907	-
	EMIT	-	-	3,704
		293,103	25,937	11,564
f)	Rental income from related party
	Fuson Group	59,241	59,016	10,718

g)	Other revenue from related party
	Fuson Group	134,933	61,244	-

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

Mainland China

Under the Enterprise Income Tax (“EIT”) Law of mainland China, enterprises are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and tax exemption may be granted if qualified. EIT Law grants a preferential tax rate to High and New Technology Enterprises (“HNTEs”). An enterprise qualified as HNTE and awarded with the “HNTE” certificate may enjoy a reduced EIT rate of 15%. CLPS Shanghai, the Company’s main operating subsidiary in mainland China, was recognized as qualified HNTEs since 2013. Its latest qualified periods are for 2022 to 2024 and it enjoys a preferential tax rate of 15%. JAJI (Shanghai), one of the Company’s operating subsidiaries in mainland China, was also recognized as qualified HNTEs since 2022. Its latest qualified periods are for 2022 to 2024 and it enjoys a preferential tax rate of 15%.

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 14 – TAXES - continued

(a) Corporate Income Taxes (continued)

(Loss) income before income taxes

	For the year ended June 30
	2025	2024	2023
Mainland China	516,640	2,878,314	4,350,067
Non- mainland China	(5,592,254)	(4,721,679)	(3,580,421)
	(5,075,614)	(1,843,365)	769,646

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the year ended June 30
	2025	2024	2023
Mainland China statutory income tax rate	25.0%	25.0%	25.0%
Effect of income tax rate difference in other jurisdictions	(22.0)%	(56.5)%	115.5%
Effect of tax rate changes on deferred taxes	5.3%	(8.9)%	7.9%
Effect of mainland China preferential tax rate and tax relief	(1.7)%	(27.0)%	(28.5)%
Tax exempt income	1.4%	1.6%	(5.1)%
Research and development credits	28.2%	96.6%	(230.4)%
Business insurance	(2.5)%	(5.7)%	13.7%
Late payment interest	(5.0)%	(20.0)%	42.5%
Withholding tax	-%	(4.7)%	9.1%
Depreciation and amortization	-%	(2.2)%	7.5%
Investment gain/loss	-%	(2.3)%	43.2%
Statutory income/expense	(0.5)%	3.9%	(6.1)%
Intercompany transfers	(14.6)%	(10.9)%	(24.7)%
Change in valuation allowances	(30.0)%	3.6%	43.3%
Goodwill impairment	(1.3)%	-%	69.0%
Others	(0.9)%	(1.2)%	5.8%
Effective tax rate	(18.6)%	(8.7)%	87.7%

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 14 – TAXES - continued

(a) Corporate Income Taxes (continued)

The provision (benefit) for income tax consists of the following:

	For the year ended June 30
	2025	2024	2023
Current income tax	463,191	878,404	410,317
Deferred income tax	484,338	(717,679)	264,027
Total provision for income tax expenses	947,529	160,725	674,344

As of June 30, 2025, the Company had net operating loss carry forwards of approximately $9,768,940 from the Company’s subsidiaries of mainland China, which will expire between 2025 and 2034 if not utilized.

As of June 30, 2025, the Company had net operating loss carry forwards of approximately $$2,663,682, $1,745,185, $330,253 and $61,362 from its operations in Singapore, Hong Kong, Japan and Philippines, respectively. The net operating losses in Singapore, and Hong Kong will be carried forward indefinitely while the net operating losses in Japan and Philippines will be carried forward for 10 years and 3-5 years, respectively.

The significant components of the deferred tax assets and liabilities are as follows:

	As of June 30,
	2025	2024
Deferred tax assets:
Net operating loss carry forwards	2,188,458	1,394,349
Accrued expenses	36,094	27,184
Lease liabilities	840,258	641,646
Share of investee’s loss	33,764	27,125
Unrealized gains and losses for internal related parties	145,804	1,521
Provision for credit losses	168,227	117,213
Others	7,259	-
Valuation allowances	(2,495,112)	(935,005)
Total deferred tax assets	924,752	1,274,033

Deferred tax liabilities:
ROU assets	758,483	576,986
Intangible assets	344,139	378,344
Total deferred tax liabilities	1,102,622	955,330

Net deferred tax assets	73,942	697,047
Net deferred tax liabilities	251,812	378,344

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 14 – TAXES - continued

(a) Corporate Income Taxes (continued)

As of June 30, 2025 and 2024, valuation allowances were provided against deferred tax assets in entities which were in a three-year cumulative losses position and/or are not forecasted to turn profits in the foreseeable future.

For the years ended June 30, 2025, 2024 and 2023, the Company accrued dividend distribution withholding tax for the remittance of earnings from subsidiaries in mainland China to offshore entities of nil, $147,982, and $70,016, respectively. As of June 30, 2025 and 2024, the Company intended to partially permanently reinvest the remaining undistributed earnings from subsidiaries of mainland China to fund future operations and thus nil and nil deferred tax has been recognized for withholding taxes that would be payable on the unremitted earnings that are subject to withholding taxes of the Company’s subsidiaries established in mainland China. As of June 30, 2025 and 2024, the taxable temporary differences for unrecognized deferred tax liabilities related to investments in foreign subsidiaries were $45,026,813 and $35,439,209, respectively. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. It is possible that the amount of unrecognized benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. Unrecognized tax benefits were presented in “other non-current liabilities” in the consolidated balance sheets. As of June 30, 2025, 2024 and 2023, the Company had unrecognized tax benefits of $3,880,945, $2,780,674 and $2,442,085, respectively, if ultimately recognized, will impact the effective tax rate. Note that of the forementioned amounts which will impact the effective tax rate, the Company has presented unrecognized tax benefits of $1,195,307, $21,209 and $21,256 on a net basis with deferred tax assets relating to tax losses carry forward of which a full valuation allowance would otherwise be recorded as of June 30, 2025, 2024 and 2023. The Company recorded interests of $264,789 and zero penalties related to potential underpaid income tax expenses for the year ended June 30, 2025 and interests of $368,123 and zero penalties for the year ended June 30, 2024, $313,305 interests and zero penalties for the year ended June 30, 2023, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	2025	2024	2023
Balance at July 1	2,780,674	2,442,085	3,095,554
Increase	1,072,205	518,179	934,563
Decrease	(15,103)	(172,682)	(1,386,797)
Foreign currency translation adjustment	43,169	(6,908)	(201,235)
Balance at June 30	3,880,945	2,780,674	2,442,085

As of June 30, 2025, the open tax years for mainland China ranges from calendar year 2020 to calendar year 2024.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 14 – TAXES - continued

(b) Tax Payables

The Company’s tax payables consist of the following:

	As of June 30,
	2025	2024

VAT payable	908,992	761,457
Corporate income tax payable	113,840	146,030
Withholding tax payable	390,640	326,183
Disability insurance fund payable	971,516	1,035,935
Other tax payables	78,718	82,010
Total tax payables	2,463,706	2,351,615

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Commitments

As of June 30, 2025, the Company had no outstanding commitments other than the operating lease payments (Note 9).

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

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 16 – EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings (losses) per share for the periods indicated:

	For the year ended June 30,
	2025	2024	2023

Basic earnings (losses) per share calculation:
Numerator:
Net (loss) income attributable to common shares	(7,049,734)	(2,329,965)	192,529
Denominator:
Weighted average common shares outstanding	27,533,182	25,213,012	23,153,976
Basic earnings (losses) per share attributable to common shares	(0.26)	(0.09)	0.01
Diluted earnings (losses) per share calculation:
Numerator:
Net (loss) income attributable to common shares for calculating diluted earnings (losses) per share	(7,049,734)	(2,329,965)	192,529
Denominator:
Weighted average common shares outstanding	27,533,182	25,213,012	23,153,976
Weighted average common shares equivalents:
Effects of dilutive securities
Shares used in computing diluted earnings (losses) per share attributable to common shares	27,533,182	25,213,012	23,153,976
Diluted earnings (losses) per share attributable to common shares	(0.26)	(0.09)	0.01

For the years ended June 30, 2025, 2024 and 2023, the effects of all warrants, options and RSU were excluded from the computation of diluted (loss) earnings per share as their effects would be anti-dilutive.

NOTE 17 – WARRANTS

On March 3, 2021, the Company issued 2,666,666 warrants to certain accredited investors concurrently with the private placement transaction (Note 19). Each warrant is to purchase one common share of the Company at $6.0 per share and can be exercised prior to the termination date which is September 3, 2026. During the year ended June 30, 2025, no warrants were exercised. As of June 30, 2025 and 2024, 2,666,666 warrants were issued and outstanding.

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

d) 2023 Equity Incentive Plan (the “2023 Plan”)

In March 2023, the Company’s shareholders and Board approved the 2023 Plan. The 2023 Plan is to cancel the rest of authorized shares not granted under the 2017 ,2019 and 2020 Plan. The 2023 Plan provides for discretionary grants of, among others, stock options, stock awards and stock unit awards to key employees and directors of the Company. The purpose of the 2023 Plan is to recognize contributions made to the Company by such individuals and to provide them with additional incentive to achieve the objectives of the Company. The Board authorized up to 20,000,000 shares for grants under the 2023 Plan. The grants under the 2023 Plan generally have a maximum contractual term of five years from the date of grant. The terms of individual agreements for various grants under the 2023 Plan will be determined by the Board (or its Compensation Committee) and may contain both service and performance conditions.

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

On November 14, 2022, the Company granted an aggregate of 1,023,531 stock options to key employees and senior executives under the 2020 plan. The stock options contain service condition only. The stock options are valid for a period of 5 years from the grant date and vest 25% each year in equal annual installments at the end of each anniversary over a four-year period, with the first 25% vesting on November 14, 2023, and the second, third and fourth 25% vest on November 14, 2024, 2025 and 2026, respectively.

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

On July 11, 2024, the Company granted an aggregate of 1,472,000 stock options to key employees and senior executives under the 2023 plan. The stock options are valid for a period of 5 years from the grant date and vest 25% per year in equal annual installments at the end of each anniversary over a four-year period, with the first 25% vesting on July 11, 2025 and the second, third and fourth 25% vest on July 11, 2026, 2027 and 2028, respectively.

The options granted to employees are accounted for as equity awards and measured at their grant date fair value using binomial lattice model. The Company recognizes the compensation expenses over the service requisite periods using the accelerated method. Share-based compensation costs of $657,878, $1,186,806 and $1,000,105 were recognized for the years ended June 30, 2025, 2024 and 2023, respectively. The weighted-average grant-date fair value per share of options granted was $0.16 for senior executives and $0.16 for key employees during the years ended June 30, 2025, $0.46 for senior executives and $0.44 for key employees during the years ended June 30, 2024, $0.58 for senior executives and $0.57 for key employees during the years ended June 30, 2023, respectively.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 18 – SHARE-BASED PAYMENT - continued

Stock Options - continued

The assumptions used to value the Company’s stock options grants were as follows:

	2025	2024	2023

Expected volatility	41%	42%	43%
Risk-free interest rate	4.13%	4.42%	4.00%
Exercise multiples	2.2~2.8	2.2~2.8	2.2~2.8
Expected dividend yield	9%	-%	-%
Forfeited rates	15~19%	12~30%	16~23%
Fair market value per common share	0.81	0.98	1.135

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

The following table sets forth the summary of stock options activities:

	Number of stock options	Weighted Average Exercise Price	Weighted Average Grant-date Fair Value	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding as of July 1, 2024	6,372,427	1.93	0.92	2.3 years	175,494
Granted	1,472,000	0.81	0.16	-	-
Exercised	(313,736)	0.80	-	-	(40,786)
Forfeited or expired	(1,081,873)	2.34	0.94	-	-
Outstanding as of June 30, 2025	6,448,818	1.66	0.75	2.0 years	401,095
Outstanding and exercisable as of June 30, 2025	2,698,895	2.25	1.06	-	52,913
Vested and expected to vest as of June 30, 2025	5,610,358	1.43	0.18	2.0 years	403,476

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 18 – SHARE-BASED PAYMENT - continued

Stock Options - continued

The total fair value of options vested during the years ended June 30, 2025, 2024 and 2023 was $953,513, $1,098,566 and $1,152,356, respectively.

As of June 30, 2025, there was $283,886 of unrecognized compensation cost, adjusted for estimated forfeitures based on historical data, related to non-vested stock options granted to the Company’s employees and directors. Total unrecognized compensation cost is expected to be recognized over a period of 1.51 years as of June 30, 2025. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Restricted Share Units

During the year ended June 30, 2023, the Company granted 1,161,000 RSUs to key employees under the 2020 Plan. The RSUs granted to the employees fully vest on grant date.

During the year ended June 30, 2024, the Company granted 1,934,000 RSUs to key employees under the 2023 Plan. The RSUs granted to the employees fully vest on grant date.

During the year ended June 30, 2025, the Company granted 2,200,000 RSUs to key employees under the 2023 Plan. The RSUs granted to the employees fully vest on granted date.

The fair value of the RSU is the fair value of the Company’s ordinary shares at their respective grant dates.

The Company recognizes the compensation expenses over the service requisite periods using the accelerated method. Share-based compensation costs of $1,810,033, $1,981,210 and $1,478,190 were recognized for the years ended June 30, 2025, 2024 and 2023, respectively.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 18 – SHARE-BASED PAYMENT - continued

Restricted Share Units - continued

The following table sets forth the summary of RSUs activities:

	Number of Shares	Weighted- Average Grant Date Fair Value

Outstanding as of July 1, 2024	60,600	3.02
Granted	2,200,000	0.81
Vested	(2,219,300)	0.83
Forfeited or expired	-	-
Outstanding as of June 30, 2025	41,300	2.96

As of June 30, 2025, there was $5,270 of unrecognized compensation cost, adjusted for estimated forfeitures based on historical data, related to non-vested, service-based RSUs granted to the Company’s employees and directors. The RSUs are expected to be recognized over a weighted-average period of 0.37 years. The total fair value of the restricted share units vested was $1,786,633, $1,935,396 and $3,870,449 during the years ended June 30, 2025, 2024 and 2023, respectively. The weighted-average grant-date fair value per share of RSUs granted was $0.81, $0.98 and $1.14 during the years ended June 30, 2025, 2024 and 2023, respectively.

The following table summarizes the total share-based compensation expense recognized by the Company:

	2025	2024	2023
General and administrative expenses	2,280,470	2,880,987	2,333,023
Selling and marketing expenses	179,938	275,562	129,060
Cost of revenue	7,503	11,467	16,212
Total	2,467,911	3,168,016	2,478,295

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

Dividend

On October 24, 2024, the Company announced a cash dividend of $0.13 per common share with an aggregate amount of $3.64 million. The dividend was paid in full in January 2025.

On November 22, 2023, the Company announced a cash dividend of $0.1 per common share with an aggregate amount of $2.56 million. The dividend was paid in full in December 2023.

On January 10, 2023, the Company announced a cash dividend of $0.05 per common share with an aggregate amount of $1.18 million. The dividend was paid in full in January 2023.

Statutory reserve and restricted net assets

The Company’s subsidiaries located in mainland China are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the mainland China (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The Company allocated $300,341, $196,276 and $284,952 to statutory reserves during the years ended June 30, 2025, 2024, and 2023, respectively in accordance with PRC GAAP.

China Company laws and regulations permit payments of dividends by the Company’s subsidiaries incorporated in mainland China only out of their retained earnings, if any, as determined in accordance with mainland China accounting standards and regulations. In addition, the Company’s subsidiaries incorporated in mainland China are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under China Company laws and regulations, the Company’s subsidiaries incorporated in mainland China are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends payments, loans or advances. Amounts of net assets restricted amounted to $26,795,306 and $26,494,945 as of June 30, 2025 and 2024, respectively. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries to satisfy any obligations of the Company.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 19 – SHAREHOLDERS’ EQUITY - continued

Accumulated other comprehensive (loss) income

The components of accumulated other comprehensive (loss) income were as follows:

Foreign currency translation (loss) income
Balance at June 30, 2023	(3,990,594)

Current-period other comprehensive loss	(355,386)
Other comprehensive loss attribute to noncontrolling interests	78
Balance at June 30, 2024	(4,345,902)

Current-period other comprehensive income	1,265,061
Other comprehensive income attribute to noncontrolling interests	(14,666)
Balance at June 30, 2025	(3,095,507)

There was nil tax expense or benefit recognized related to the changes of each component of accumulated other comprehensive (loss) income for the years ended June 30, 2025, 2024 and 2023.

NOTE 20 – NONCONTROLLING INTERESTS

On April 19, 2023, Growth Ring and Brightech (BRD) Ltd. (BVI) incorporated JAJI Global Incorporation (Cayman Islands) (“JAJI Global”). Growth Ring held an 60% equity interest in JAJI Global and Brightech (BRD) Ltd. (BVI) held the remaining 40% equity interest.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 21 – SEGMENT INFORMATION

The Company follows ASC Topic 280, Segment Reporting, which requires that companies to disclose segment data based on how the chief operating decision maker (“CODM”) makes decision about allocating resources to each segment and evaluating their performances. The Company’s CODM has been identified as the Chief Executive Officer. The Company has two operating and reportable segments, consisting of IT services and academic education service. The reportable segments align with the manner in which the CODM currently receives and uses financial information to allocate resource and evaluate the performance of the segments.

The Company presents segment information after elimination of inter-company transactions. In general, revenue, cost of revenue and operating expenses are directly attributable to each segment. The CODM uses gross profit, gross profit margin, operating income (loss), operating margin, and income (loss) before tax to assess financial performance and allocate resources. The CODM considers budget to actual comparisons on a regular basis when assessing the operating results and making resource decisions to improve profitability. The CODM also uses the budget to actual comparisons to make decisions aligned with the Company’s strategic initiatives and capital allocation priorities.

The Company’s CODM does not evaluate its operating segments using discrete asset information. There is no asset information that are supplemental to those disclosed in these consolidated financial statements, that are regularly provided to the CODM.

The table below provides a summary of the Company’s operating segment operating results for the year ended June 30, 2025:

	For the year ended June 30, 2025
	IT services	Academic education services	Intersegment eliminations	Total
Revenue	162,467,057	2,047,049	(32,692)	164,481,414
Less:
Cost of revenues	127,362,787	819,260	(6,051)	128,175,996
Gross profit	35,104,270	1,227,789	(26,641)	36,305,418
Gross profit margin	22%	60%		22%
Selling and marketing expenses	4,939,341	241,341	-	5,180,682
General and administrative expenses	30,229,878	1,622,301	-	31,852,179
Research and development expenses	5,815,555	-	-	5,815,555
Other segment operating income*	(1,165,694)	-	-	(1,165,694)
Operating loss	(4,714,810)	(635,853)	(26,641)	(5,377,304)
Operating margin	(3)%	(31)%		(3)%
Total other income (loss), net	310,617	(8,927)	-	301,690
Loss before income taxes	(4,404,195)	(644,778)	(26,641)	(5,075,614)
Other segment (loss) income, net**	(1,473,609)	122,659	-	(1,350,950)
Net loss	(5,877,804)	(522,119)	(26,641)	(6,426,564)

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 21 – SEGMENT INFORMATION - continued

The table below provides a summary of the Company’s operating segment operating results for the year ended

	For the year ended June 30, 2024
	IT services	Academic education services	Intersegment eliminations	Total
Revenue	141,818,338	1,042,832	(48,444)	142,812,726
Less:
Cost of revenues	109,506,676	367,886	(8,967)	109,865,595
Gross profit	32,311,662	674,946	(39,477)	32,947,131
Gross profit margin	23%	65%	81%	23%
Selling and marketing expenses	4,573,344	-	-	4,573,344
General and administrative expenses	24,500,116	619,894	-	25,120,010
Research and development expenses	7,155,949	-	-	7,155,949
Other segment operating income*	(1,363,757)	-	-	(1,363,757)
Operating (loss) income	(2,553,990)	55,052	(39,477)	(2,538,415)
Operating margin	(2)%	(5)%	(81)%	(2)%
Total other income, net	686,051	8,999	-	695,050
(Loss) income before income taxes	(1,867,939)	64,051	(39,477)	(1,843,365)
Other segment (loss) income, net **	(16,712)	12,767	-	(3,945)
Net (loss) income	(1,884,651)	76,818	(39,477)	(1,847,310)

The table below provides a summary of the Company’s operating segment operating results for the year ended June 30, 2023:

	For the year ended June 30, 2023
	IT services	Academic education services	Intersegment eliminations	Total
Revenue	150,356,539	-	-	150,356,539
Less:
Cost of revenues	115,874,809	-	-	115,874,809
Gross profit	34,481,730	-	-	34,481,730
Gross profit margin	23%	-	-	23%
Selling and marketing expenses	3,300,555	-	-	3,300,555
General and administrative expenses	21,641,317			21,641,317
Research and development expenses	8,336,999	-	-	8,336,999
Other segment operating loss *	1,126,468	-	-	1,126,468
Operating loss	76,391	-	-	76,391
Operating margin	0.1%	-	-	0.1%
Total other income, net	693,255	-	-	693,255
Income before income taxes	769,646	-	-	769,646
Other segment loss, net **	(604,081)	-	-	(604,081)
Net income	165,565	-	-	165,565

*	Other segment operating income includes impairment of goodwill and subsidies and other operating income.

**	Other segment (loss) income includes provision for income taxes and share of income (loss) in equity method investees.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 21 – SEGMENT INFORMATION - continued

The following table presents revenues by the service lines for the years ended June 30, 2025, 2024 and 2023:

	For the year ended June 30
	2025	2024	2023
Revenue:
IT consulting service	158,790,921	136,844,784	144,286,502
Customized IT solution service	2,781,538	3,147,593	4,554,200
Other	894,598	1,825,961	1,515,837
IT services subtotal	162,467,057	141,818,338	150,356,539
Revenue:
Academic education service	2,047,049	1,042,832	-
Inter-segment*	(32,692)	(48,444)	-
Total revenue	164,481,414	142,812,726	150,356,539

The Company’s operations are primarily based in China, where the Company derives a substantial portion of their revenues. The following table presents revenues generated in domestic and overseas markets for the years ended June 30, 2025, 2024 and 2023:

	For the year ended June 30
	2025	2024	2023
Mainland China	121,989,818	120,510,430	134,185,815
Singapore	21,882,041	10,987,527	8,733,344
Hong Kong	14,397,386	6,245,523	4,311,182
United States	3,881,511	4,367,813	2,779,313
Japan	2,000,817	566,410	254,601
India	213,851	8,512	-
Others	115,990	126,511	92,284
Total	164,481,414	142,812,726	150,356,539

Long-lived assets by geographic area are presented as follows:

	For the year ended June 30
	2025	2024	2023
Hong Kong	14,573,383	15,290,412	15,124,060
Singapore	5,108,371	4,861,111	4,665,463
Mainland China	1,512,594	1,010,449	315,347
India	15,841	4,052	6,857
Malaysia	2,174	2,373	-
Japan	-	127	578
Total	21,212,463	21,168,524	20,112,305

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 22 – FAIR VALUE MEASUREMENT

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

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following is the Company’s assets required to be measured at fair value on a recurring basis and where they are classified within the fair value hierarchy as of June 30, 2025:

	As of June 30, 2025
	Level 1	Level 2	Level 3	Total
Asset

Equity investments without readily determinable fair value using NAV practical expedient*	-	-	-	566,343
Available-for-sale equity securities	59,998	-	-	59,998

* In accordance with ASC 820, investments that are measured at fair value using the NAV practical expedient are not classified in the fair value hierarchy.

There are no assets or liabilities required to be measured at fair value on a recurring basis as of June 30, 2025.

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 23 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of June 30,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	61,092	4,262,968
Amounts due from subsidiaries	34,820,125	36,169,086
Prepayments, deposits and other assets, net	53,161	53,707
Total Current Assets	34,934,378	40,485,761

Non-Current assets:
Investments in subsidiaries	43,942,900	46,861,460
Total Assets	78,877,278	87,347,221

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other payable	-	1,688
Amounts due to subsidiaries	23,340,493	24,836,295
Total Current Liabilities	23,340,493	24,837,983
Total Liabilities	23,340,493	24,837,983

Shareholders’ Equity
Common shares, $0.0001 par value, 100,000,000 shares authorized; 27,988,452 shares issued and outstanding as of June 30, 2025; 25,640,056 shares issued and outstanding as of June 30, 2024	2,799	2,564
Additional paid-in capital	60,177,851	61,351,200
(Accumulated deficit) retained earnings	(1,548,358)	5,501,376
Accumulated other comprehensive loss	(3,095,507)	(4,345,902)

Total Shareholders’ Equity	55,536,785	62,509,238

Total Liabilities and Shareholders’ Equity	78,877,278	87,347,221

CLPS INCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 23 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION - continued

Condensed statements of comprehensive loss

	For the year ended June 30
	2025	2024	2023
General and administrative expenses	(3,138,420)	(3,325,805)	(3,308,445)
Share of profit in subsidiaries, net (Note a)	(4,220,986)	428,620	3,023,065
Other income	413,038	567,220	477,909
Other expense	(103,366)	-	-

(Loss) income before income tax	(7,049,734)	(2,329,965)	192,529
Net (loss) income	(7,049,734)	(2,329,965)	192,529

Foreign currency translation gain (loss)	1,250,395	(355,308)	(3,440,346)

Comprehensive loss	(5,799,339)	(2,685,273)	(3,247,817)

Condensed statements of cash flows

	For the year ended June 30
	2025	2024	2023
Net cash (used in) provided by operating activities	(508,820)	5,780,974	1,412,346
Net cash used in financing activities	(3,641,025)	(2,554,508)	(404,150)
Effect of exchange rate changes on cash	(52,031)	(8,145)	(79,450)
Net (decrease) increase in cash and cash equivalents	(4,201,876)	3,218,321	928,746
Cash and cash equivalents, at the beginning of the year	4,262,968	1,044,647	115,901
Cash, cash equivalents at the end of the year	61,092	4,262,968	1,044,647

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

ITEM 19. EXHIBITS

The financial statements are filed as part of this Annual Report beginning on page F-1.

Exhibit No.	Description

1.1	Form of Underwriting Agreement (2).
2	Description of Securities registered under Section 12 of the Exchange Act (4)
3.1	Memorandum and Articles of Association (1).
4.1	Specimen Share Certificate (1).
10.1	2023 Equity Incentive Plan(6)
10.2	Form Independent Director Agreement (1).
10.3	Employment Agreement between the Company and Xiao Feng Yang (1).
10.4	Employment Agreement between the Company and Raymond Ming Hui Lin (1).
10.5	Employment Agreement between the Company and Rui Yang (3).
10.6	Employment Agreement between the Company and Li Li (5).
10.7	ANZ Global Services and Operations (Chengdu) Company Limited Agreement (1).
10.8	Master Lease Agreement - Shanghai Pudong Software Park Co., Ltd.
10.9	Master Lease Agreement - Shanghai Pudong Software Park Co., Ltd.
10.10	Master Lease Agreement - Dalian High-Tech Park
10.11	Master Lease Agreement - Guangzhou Fengxing Plaza-A20F
10.12	Master Lease Agreement - Guangzhou Fengxing Plaza-A21F
10.13	Form of Framework Contract for Subcontracting (1).
10.14	Form Warrant Agreement (2).
10.15	Form Lockup Agreement (2).
10.16	Escrow Indemnification Agreement (2).
10.17	Credit Agreement with Bank of Shanghai Pudong Development Bank Co. Ltd-15 million
10.18	Credit Agreement with Bank of Shanghai Pudong Development Bank Co. Ltd-23million
10.19	Credit Agreement with China Merchants Bank Co., Ltd.-10 million
10.20	Credit Agreement with China Merchants Bank Co., Ltd.-10 million
10.21	Credit Agreement with China Merchants Bank Co., Ltd.-60 million
10.22	Credit Agreement with HSBC Bank (China) Limited- 10 million(7)
10.23	Credit Agreement with Bank of Communication Co., Ltd.-10 million
10.24	Credit Agreement with Bank of Communication Co., Ltd.-10 million
10.25	Credit Agreement with Bank of Communication Co., Ltd.-10 million
10.26	Credit Agreement with Industrial Bank Co., Ltd.- 4 million
10.27	Credit Agreement with Industrial Bank Co., Ltd.- 6 million
10.28	Credit Agreement with China CITIC Bank-15 million
11.1	Insider Trading Policy(7)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Code of Conduct and Ethics (1).
21.1	List of Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young Hua Ming LLP.
97.1	Clawback Policy(7)
99.1	Charter of the Audit Committee (1).
99.2	Charter of the Compensation Committee (1).
99.3	Charter of the Nominating Committee (1).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1)	Previously filed as part of the registration statement filed with the SEC on March 27, 2018 and incorporated by reference herein.
(2)	Previously filed with the SEC as exhibit to Form F-1/A filed on May 18, 2018 and incorporated by reference herein.
(3)	Previously filed as an exhibit to Form 6-K filed with the SEC on November 4, 2019 and incorporated by reference herein.
(4)	Previously filed with the SEC on Form 8-A 12B on May 22, 2018 and incorporated by reference herein.
(5)	Previously filed with the SEC as an exhibit to Form 20-F on October 22, 2020 and incorporated by reference herein.
(6)	Previously filed as part of the registration statement filed with the SEC on May 12, 2023 and incorporated by reference herein.
(7)	Previously filed with the SEC as an exhibit to Form 20-F on October 18, 2024 and incorporated by reference herein.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLPS Incorporation

October 17, 2025	By:	/s/ Raymond Ming Hui Lin
		Name:	Raymond Ming Hui Lin
		Title:	Chief Executive Officer (Principal Executive Officer)

October 17, 2025	By:	/s/ Rui Yang
		Name:	Rui Yang
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)