Form 20-F
period 2026-06-30
CLPS Inc
filed 2026-10-16
CIK 1724542

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

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

On October 16, 2026, the issuer had 29,860,906 shares outstanding.

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

Depending on the context, the terms “we,” “us,” “our company,” and “our” refer to CLPS Incorporation, a Cayman Islands company, and its subsidiary and affiliated companies. Except where the context otherwise requires and for purposes of this Annual Report only:

●	“Arabian Jasmine” refers to Arabian Jasmine Ltd., a British Virgin Islands company;

●	“Badou Tech” refers to Badou Tech Pte. Ltd., a Singapore company;

●	“CAE” refers to College of Allied Educators Pte. Ltd., a Singapore company;

●	“CareerWin” refers to CareerWin Executive Search Co., Ltd., a PRC company;

●	“CLPS Beijing” refers to CLPS Beijing Hengtong Co., Ltd., a PRC company;

●	“CLPS California” refers to CLPS Technology (California) Inc., a USA company;

●	“CLPS Chengdu” refers to CLPS Chengdu Co., Ltd., a PRC company;

●	“CLPS Dalian” refers to CLPS Dalian Co., Ltd., a PRC company;

●	“CLPS Guangzhou” refers to CLPS Guangzhou Co., Ltd., a PRC company;

●	“CLPS Hainan” refers to Hainan Qincheng Software Technology Co., Ltd., a PRC company;

●	“CLPS Hangzhou” refers to CLPS Hangzhou Co. Ltd., a PRC company;

●	“CLPS Hong Kong” refers to CLPS Technology (Hong Kong) Co., Limited, a Hong Kong company;

●	“CLPS Japan” refers to CLPS Technology Japan, a Japan company;

●	“CLPS QC (WOFE)” refers to Shanghai Qincheng Information Technology Co., Ltd., a PRC company;

●	“CLPS RC” refers to CLPS Ruicheng Co., Ltd., a PRC company;

●	“CLPS Shanghai” refers to CLPS Shanghai Co., Ltd., formerly ChinaLink Professional Services Co., Ltd., a PRC company;

●	“CLPS SG” refers to CLPS Technology (Singapore) Pte. Ltd., a Singapore company;

●	“CLPS Shenzhen” refers to CLPS Shenzhen Co., Ltd., a PRC company;

●	“CLPS Xi’an” refers to CLPS Xi’an Co., Ltd., a PRC company;

●	“EMIT” refers to Economic Modeling Information Technology Co., Ltd., a PRC company;

●	“Fuson” refers to Fuson Group Limited, a Hong Kong company;

●	“Growth Ring” refers to Growth Ring Ltd., a British Virgin Islands company;

●	“JAJI China” refers to JAJI (Shanghai) Co., Ltd., formerly Judge (Shanghai) Co., Ltd.., a PRC company;

●	“JAJI Global” refers to JAJI Global Incorporation, a Cayman Islands company;

●	“JAJI HR” refers to JAJI (Shanghai) Human Resource Co., Ltd. formerly Judge (Shanghai) Human Resource Co., Ltd., a PRC company;

●	“JAJI Singapore” refers to JAJI Singapore Pte. Ltd., a Singapore company;

●	“MSCT” refers to MSCT Investment Holdings Limited, a British Virgin Islands company;

●	“Noni Singapore” refers to Noni (Singapore) Pte. Ltd., a Singapore company;

●	“Purple Potato” refers to Purple Potato Finance Limited, a Hong Kong company;

●	“Qiner” refers to Qiner Co., Limited, a Hong Kong company;

●	“Qinheng” refers to Qinheng Co., Limited, a Hong Kong company;

●	“Qinson” refers to Qinson Credit Card Services Limited, a Hong Kong company;

●	“Qinson Singapore” refers to Qinson Singapore Pte. Ltd., a Singapore company;

●	“Ridik Canada” refers to Ridik Technology Canada Limited, a Canada company;

●	“Ridik Consulting” refers to Ridik Consulting Private Limited, an India company;

●	“Ridik Dubai” refers to Ridik Technology Ltd., a United Arab Emirates company;

●	“Ridik Indonesia” refers to PT Ridik Fintech Services, an Indonesia company;

●	“CLPS Tech Services” refers to CLPS Technology & Services Pte. Ltd., formerly Ridik Pte. Ltd., a Singapore company;

●	“Ridik Philippines” refers to RIDIK TECHNOLOGY (PHILIPPINES) CORP., formerly CLPS TECHNOLOGY (PHILIPPINES) CORP., a Philippine company;

●	“Ridik Sdn.” refers to Ridik Sdn. Bhd., a Malaysia company;

●	“Ridik Software” refers to Ridik Software Solutions Ltd., a UK company;

●	“Ridik Software Pte.” refers to Ridik Software Solutions Pte. Ltd., a Singapore company;

●	“Shanghai Chenqin” refers to Shanghai Chenqin Information Technology Services Co., Ltd., a PRC company;

●	“Shanghai Qinhui” refers to Shanghai Qinhui Shang Information Technology Co. Ltd., a PRC company;

●	“CLPS Global Infotech” refers to CLPS Global Infotech Pte. Ltd., formerly Shell Infotech Pte. Ltd., a Singapore company;

●	“Shell Infotech Malaysia” refers to Shell Infotech Consulting Sdn. Bhd., a Malaysia company;

●	“SSIT” refers to Shanghai Shier Information Technology Co., Ltd., a PRC company;

●	“UniDev” refers to Beijing UniDev Software Co., Ltd., a PRC company;

●	all references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States;

●	“Shares” and “Common Shares” refer to our shares, $0.0001 par value per share; and

●	“China” and “PRC” refer to the People’s Republic of China.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and our functional currency is Renminbi. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars in this Annual Report were made at the rate of RMB 6.7851 to USD1.00, the noon buying rate on June 30, 2026, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount and not the translated U.S. dollar equivalent. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

v

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

Risks Related to Our Business

●	We may be unable to effectively manage our growth, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

●	Adverse changes in the economic environment, either in China or globally, could reduce our clients’ purchases from us and increase pricing pressure, which could materially and adversely affect our revenues and results of operations.

●	We face intense competition from onshore and offshore IT services companies, and, if we are unable to compete effectively, we may lose clients, and our revenues may decline.

●	Due to intense competition for highly skilled personnel, we may fail to attract and retain enough sufficiently trained personnel to support our operations; as a result, our ability to bid for and obtain new projects may be negatively affected and our revenues could decline.

●	Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

●	We generate a significant portion of our revenues from a relatively small number of major clients and loss of business from these clients could reduce our revenues and significantly harm our business.

●	If we are unable to collect our receivables from our clients, our results of operations and cash flows could be adversely affected.

●	The growth and success of our business depends on our ability to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries we focus on.

●	We may be unsuccessful in entering into strategic alliances or identifying and acquiring suitable acquisition candidates, which could impede our growth and negatively affect our revenues and net income.

●	If we fail to integrate or manage acquired companies efficiently, or if the acquired companies do not perform to our expectations, we may not be able to realize the benefits envisioned for such acquisitions, and our overall profitability and growth plans may be adversely affected.

●	If we do not succeed in attracting new clients for our services and or growing revenues from existing clients, we may not achieve our revenue growth goals.

●	As a result of our recent development, evaluating our business and prospects may be difficult and our past results may not be indicative of our future performance.

●	We face risks associated with having a long selling and implementation cycle for our services that require us to make significant resource commitments prior to realizing revenues for those services.

●	Our profitability will suffer if we are not able to maintain our resource utilization levels and continue to improve our productivity levels.

●	A portion of our income is generated, and will in the future continue to be generated, on a project basis with a fixed price; we may not be able to accurately estimate costs and determine resource requirements in relation to our projects, which would reduce our margins and profitability.

●	Increases in wages for professionals in China could prevent us from sustaining our competitive advantage and could reduce our profit margins.

●	The international nature of our business exposes us to risks that could adversely affect our financial condition and results of operations.

●	Our net revenues and results of operations are affected by seasonal trends.

●	We may be forced to reduce the prices of our services due to increased competition and reduced bargaining power with our clients, which could lead to reduced revenues and profitability.

●	If we cause disruptions to our clients’ businesses or provide inadequate service, our clients may have claims for substantial damages against us, and as a result our profits may be substantially reduced.

●	We may be liable to our clients for damages caused by unauthorized disclosure of sensitive and confidential information, whether through our employees or otherwise.

●	We may be unable to prevent unauthorized use, disclosure or misappropriation of our or our clients’ intellectual property, which could expose us to liability and harm our business, results of operations and competitive position.

●	We may not be able to prevent others from unauthorized use of intellectual property of our clients, which could harm our business and competitive position.

●	We may not be able to prevent others from unauthorized use of our intellectual property, which could cause a loss of clients, reduce our revenues and harm our competitive position.

●	We may face intellectual property infringement claims that could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing services.

●	We may need additional capital and any failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

●	Failure to adhere to regulations that govern our clients’ businesses could result in breaches of contracts with our clients. Failure to adhere to the regulations that govern our business could result in our being unable to effectively perform our services.

●	We may incur losses resulting from business interruptions resulting from occurrence of natural disasters, health epidemics and other outbreaks or events.

●	Fluctuation in the value of the Renminbi and other currencies may have a material adverse effect on the value of your investment.

●	Fluctuations in exchange rates could adversely affect our business and the value of our securities.

●	Legislation in certain countries in which we have clients may restrict companies in those countries from outsourcing work to us.

●	Disruptions in telecommunications or significant failure in our IT systems could harm our service model, which could result in a reduction of our revenue.

●	Our computer networks may be vulnerable to security risks that could disrupt our services and adversely affect our results of operations.

●	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations on a timely basis, or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

●	Our insurance coverage may be inadequate to protect us against losses.

Risks Related to Corporate Structure

●	We will likely not pay dividends in the foreseeable future.

●	Our business may be materially and adversely affected if any of our Chinese subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

●	Our WOFE is required to allocate a portion of its after-tax profits to the statutory reserve fund, and as determined by its board of directors, to the staff welfare and bonus funds, which may not be distributed to equity owners.

●	Our failure to obtain prior approval of the China Securities Regulatory Commission (“CSRC”), or to complete the filing procedures with the CSRC for the listing and trading of our Common Shares on a foreign stock exchange could have a material adverse effect upon our business, operating results, reputation and trading price of our Common Shares.

●	If the chops of our PRC companies and subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

●	If we fail to maintain continuing compliance with the PRC state regulatory rules, policies and procedures applicable to our industry, or if any policy or measure underpinning our preferential treatment be repealed or amended, we may risk losing certain preferential tax and other treatments which may adversely affect the viability of our current corporate structure, corporate governance and business operations.

Risks Related to Doing Business in China

●	Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position.

●	Uncertainties exist with respect to the interpretation and implementation of Cyber Security Law as well as any impact it may have on our business operations.

●	Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

●	Risk of Intervention or Control by the PRC Government.

●	U.S. regulators’ ability to conduct investigations or enforce rules in China is limited.

●	We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of the stock of our operating company.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.

●	PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing.

●	We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

●	Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

●	We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

●	Our current employment practices may be restricted under the PRC Labor Contract Law and our labor costs may increase as a result.

●	If the PCAOB is unable to inspect or investigate our auditor completely, our Common Shares could be prohibited from trading under the HFCAA, which could materially and adversely affect its liquidity and market price.

●	If we become subject to scrutiny or negative publicity involving U.S.-listed Chinese/Hong Kong SAR companies, we may need to expend significant resources to investigate and resolve the matter, which could harm our business and reputation.

●	The recent government regulation of business activities of U.S.-listed Chinese companies may negatively impact our operations.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect us.

●	Permissions Required from the PRC Authorities for Our Operations.

●	The filing, approval or other administrative requirements of the CSRC or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities or debt offerings.

●	Our subsidiaries in mainland China are subject to restrictions on paying dividends and making other payments to our holding company.

●	Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business, and cause the value of our securities to significantly decline or become worthless.

●	We may not meet regulatory requirements to prepare sufficiently for cybersecurity incident.

●	Changes in general economic conditions, geopolitical conditions, U.S.-China trade relations and other factors beyond the Company’s control may adversely impact our business and operating results.

Risks Related to the Common Shares

●	We may not meet continued listing standards on the Nasdaq Global Market.

●	The market price for our shares may be volatile.

●	We may not complete our share repurchase program, and any repurchases could reduce the cash available for our business and may not enhance shareholder value.

●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

●	We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

●	Judgments obtained against us by our shareholders may not be enforceable.

●	We are a foreign private issuer and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	We may be exposed to risks relating to evaluations of controls required by Sarbanes-Oxley Act of 2002.

●	We continue to rely on exemption from auditor attestation requirements as a non-accelerated filer.

●	We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Common Shares.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Common Shares and trading volume could decline.

●	Our corporate structure, together with applicable law, may impede shareholders from asserting claims against us and our principals.

●	The planned initial public offering of JAJI Global may impact our operational results and financial reporting, and could give rise to related party transaction concerns.

Risks Related to Our Business

We may be unable to effectively manage our growth, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

Our revenues increased from $142.8 million in fiscal 2024 to $164.5 million in fiscal 2025, and increased to $172.2 million in fiscal 2026 primarily due to the increased demands for our IT consulting and customized IT solution services. We operate across 10 countries worldwide, with strategic regional hubs in Shanghai (mainland China), Singapore (Southeast Asia), and California (North America), and supported by subsidiaries in Japan and the UAE, to serve different customers in various geographic locations. The number of our total employees was 3,325 in fiscal 2024 and 3,534 in fiscal 2025. As of June 30, 2026 we had 3,705 full-time employees. We are actively looking for additional locations to establish new offices and expand our current offices and sales and delivery centers. We intend to continue our expansion in the foreseeable future to pursue existing and potential market opportunities. Our growth has placed and will continue to place significant demands on our management and our administrative, operational and financial infrastructure. Continued expansion increases the challenges we face in:

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

The IT services industry relies on skilled personnel, and our success depends to a significant extent on our ability to recruit, train, develop and retain qualified personnel, especially experienced middle and senior level management. The IT services industry in China has experienced significant levels of employee attrition. Our annual voluntarily attrition rates were 18.6% and 14.5% in fiscal 2024 and fiscal 2025, respectively; in fiscal 2026, this rate was 20.9%. We may encounter higher attrition rates in the future. There is significant competition in China for skilled personnel, especially experienced middle and senior level management, with the skills necessary to perform the services we offer to our clients. Increased competition for these personnel, in the IT industry or otherwise, could have an adverse effect on us. Spearheaded by the institution that provides continuing education to all CLPS staff and develop new talents from partner universities to further drive the Company’s growth (“CLPS Academy”), we have established Talent Creation Program (“TCP”) and Talent Development Program (“TDP”) to increase our human capital and employee loyalty, however, a significant increase in our attrition rate could decrease our operating efficiency and productivity and could lead to a decline in demand for our services. Additionally, failure to recruit, train, develop and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new personnel successfully could have a material adverse effect on our business, financial condition and results of operations. Failure to retain our key personnel on client projects or find suitable replacements for key personnel upon their departure may lead to termination of some of our client contracts or cancellation of some of our projects, which could materially and adversely affect our business.

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

We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major clients. For the fiscal year ended June 30, 2026 and 2025, our top client accounted for 15.6% and 13.4% of the Company’s total revenue, respectively. Citibank and its affiliates accounted for 16.7% of the Company’s total revenues for the fiscal year 2024. For fiscal years 2026 and 2025, substantially all services provided by the Company to its top client consisted of IT consulting services, which were billed through time-and-expense contracts.

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

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. As of June 30, 2026 and 2025, our accounts receivable balance, net of allowance, amounted to approximately $42.5 million and $44.9 million, respectively. As of the years ended June 30, 2026 and 2025, the Company’s top client accounted for 10.8% and 7.6% of the its total accounts receivable balance, respectively. Since we generally do not require collateral or other security from our clients, we establish an allowance for credit losses based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. However, actual losses on client receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our clients in accordance with the contracts with our clients, our results of operations and cash flows could be adversely affected.

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

Our future success depends on our ability to increase revenue and maintain profitability from our operations. Our business has grown and evolved significantly in recent years. Our growth in recent years makes it difficult to evaluate our historical performance and makes a period-to-period comparison of our historical operating results less meaningful. We continue to expand our capabilities in artificial intelligence (“AI”), cloud computing, big data, and digital payment technologies across industries including fintech, payment and credit services, e-commerce, education, and tourism. During fiscal year 2026, we further invested in AI technologies by enhancing our AI research and development capabilities, adopting our AI Rainstorm Factory development model, expanding AI-enabled software modernization services, and continuing to develop and commercialize proprietary solutions such as Nibot and the CAKU digital banking platform. These initiatives are intended to strengthen our service offerings and improve operational efficiency, but their commercial success and financial contribution remain subject to technological, operational, competitive, regulatory, and market uncertainties. We may not be able to achieve a similar growth rate or maintain profitability in future periods. Therefore, you should not rely on our past results or our historic rate of growth as an indication of our future performance. You should consider our future prospects in light of the risks and challenges encountered by a company seeking to grow and expand in a competitive industry that is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. These risks and challenges include, among others:

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

We may be unable to prevent unauthorized use, disclosure or misappropriation of our or our clients’ intellectual property, which could expose us to liability and harm our business, results of operations and competitive position.

We rely on software licenses from our clients with respect to certain projects. We also rely on a combination of copyright, trademark, software registration, anti-unfair competition and trade secret laws, as well as confidentiality agreements and other measures, to protect our own intellectual property. To protect our and our clients’ trade secrets, know-how and other proprietary information, we require relevant employees, clients, subcontractors, consultants, advisors and collaborators to enter into confidentiality agreements. However, these agreements and other protective measures may not effectively prevent unauthorized use, disclosure or misappropriation of such information or provide an adequate remedy if any such event occurs.

The interpretation and enforcement of intellectual property-related laws in China may be uncertain or inconsistent, and intellectual property rights and confidentiality protections in China may not be as effective as those in the United States or certain other jurisdictions. In addition, policing unauthorized use of proprietary technology can be difficult and expensive. Accordingly, the measures we have taken may be inadequate to prevent reverse engineering, unauthorized copying, misappropriation, or negligent or accidental disclosure of our or our clients’ intellectual property. Any such event could enable third parties to benefit from such intellectual property without authorization or payment, cause us to lose clients or revenues, and harm our business and competitive position. If our clients’ intellectual property is compromised, they may also seek damages or other remedies from us, whether or not we were responsible for the unauthorized use or disclosure.

Although we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

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

Our financial statements are expressed in U.S. dollars. However, a majority of our revenues and expenses are denominated in Renminbi (RMB). Our exposure to foreign exchange risk primarily relates to the limited cash denominated in currencies other than the functional currencies of each entity and limited revenue contracts dominated in Singapore dollar (SGD), Hong Kong dollar (HKD), Indian rupee (INR), Malaysian ringgit (MYR), Japanese yen (JPY), Philippine peso (PHP), Canadian dollar (CAD), The United Arab Emirates dirham (AED), and Indonesian rupiah (IDR) in certain of our operating subsidiaries. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. However, the value of your investment in our Common Shares will be affected by the foreign exchange rate between U.S. dollars and RMB because the primary value of our business is effectively denominated in RMB, while the Common Shares will be traded in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-RMB exchange rate relatively stable.

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

A significant element of our business strategy is to continue to leverage and expand our sales and delivery centers strategically located in China. We believe that the use of a strategically located network of sales and delivery centers will provide us with cost advantages, the ability to attract highly skilled personnel in various regions of the country and the world, and the ability to service clients on a regional and global basis. Part of our service model is to maintain active voice and data communications, financial control, accounting, customer service and other data processing systems between our main office in Hong Kong, our clients’ offices, and our other deliveries centers and support facilities. Our business activities may be materially disrupted in the event of a partial or complete failure of any of these IT or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks, conversion errors due to system upgrading, damage from fire, earthquake, power loss, telecommunications failure, unauthorized entry or other events beyond our control. Loss of all or part of the systems for a period of time could hinder our performance or our ability to complete client projects on time which, in turn, could lead to a reduction of our revenue or otherwise have a material adverse effect on our business and business reputation. We may also be liable to our clients for breach of contract for interruptions in service.

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

We are a public company in the United States subject to the Sarbanes Oxley Act of 2002. Section 404 of the Sarbanes Oxley Act, or Section 404, requires us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. Although we ceased to be an “emerging growth company” on June 30, 2023 as such term is defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), we are a non-accelerated filer and are exempt from Section 404 requirement to have auditor attestation on our internal control over financial reporting, therefore affording investors less statutory protection. Even if our management concludes that our internal control over financial reporting is effective in the future, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Our failure to obtain prior approval of the China Securities Regulatory Commission (“CSRC”), or to complete the filing procedures with the CSRC for the listing and trading of our Common Shares on a foreign stock exchange could have a material adverse effect upon our business, operating results, reputation and trading price of our Common Shares.

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce of the People’s Republic of China (“MOFCOM”), jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which was amended on June 22, 2009 (the “M&A Rules”). The M&A Rules contains provisions that require that an offshore special purpose vehicle (“SPV”) formed for listing purposes and controlled directly or indirectly by Chinese companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published procedures specifying documents and materials required to be submitted to it by an SPV seeking CSRC approval of overseas listings. However, the application of the M&A Rule’s CSRC approval requirement remains unclear, and the CSRC has not issued any definitive rule or interpretation implementing such requirement. Following the effectiveness of the Trial Measures (see paragraph below), we are no longer required to obtain such prior approval of the CSRC, but are instead required to complete the filing procedures with the CSRC as described below.

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

According to the Catalogue of Industries for Encouraging Foreign Investment (2025) issued by the National Development and Reform Commission and the Ministry of Commerce, IT services fall into the category of industries in which foreign investment is encouraged. The State Council has promulgated several notices since 2000 to launch favorable policies for IT services, such as preferential tax treatments and credit support. Under rules and regulations promulgated by various Chinese government agencies, enterprises that have met specified criteria and are recognized as software enterprises by the relevant government authorities in China are entitled to preferential treatment, including financing support, preferential tax rates, export incentives, discretion and flexibility in determining employees’ welfare benefits and remuneration. Software enterprise qualifications are subject to annual examination. Enterprises that fail to meet the annual examination standards will lose the favorable enterprise income tax treatment. Enterprises exporting software or producing software products that are registered with the relevant government authorities are also entitled to preferential treatment including governmental financial support, preferential import, export policies and preferential tax rates. If and to the extent we fail to maintain compliance with such applicable rules and regulations, our operations and financial results may be adversely affected.

Notwithstanding the foregoing, we are aware that the State Council has promulgated the Regulation on Fair Competition Review (the “RFCR”), which became effective on August 1, 2024. The RFCR prohibits any policy or measure that impacts production and operational costs, unless authorized by law, administrative regulations, or approved by the State Council. Such circumstances include, but are not limited to, the granting of tax incentives, selective or differentiated financial rewards, or subsidies to specific entities. The RFCR further mandates that market regulators establish and improve a spot-check mechanism for fair competition review and organize spot checks of the relevant policies or measures. In case of violation of the RFCR, the market regulator shall urge the drafting entity of the policy or measure in question to rectify the situation. As a result, we cannot guarantee the continued or permanent availability of these preferential treatments. Should any policy or measure underpinning our preferential treatment be repealed or amended, we may lose such advantages, potentially leading to adverse effects on our operations and financial performance.

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

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which was modified and came into effect on January 1, 2026. This is the first Chinese law that focuses exclusively on cyber security. The Cyber Security Law provides that network operators must set up internal security management systems that meets the requirements of a classified protection system for cybersecurity, including appointing dedicated cybersecurity personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cybersecurity incidents, and taking data security measures such as data classification, backups and encryption. The Cyber Security Law also imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cyber Security Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up.

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

On September 24, 2024, CAC published Regulation on Network Data Security Management (hereinafter the “RNDSM”), which came into effect on January 1, 2025. Article 2 of the RNDSM stipulates that “This Regulation applies to network data handling activities and the supervision and administration of security thereof carried out within the territory of the People’s Republic of China.” We do not believe the current business of CLPS involves any “data handling processing activities”. In the foreseeable future, it is our understanding that CLPS will not engage in “data process activities”. Therefore, we believe that the Draft does not apply to CLPS. The Draft has no substantial impact on the business of CLPS.

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

On March 22, 2024, the CAC promulgated the Regulation to Standardize and Promote Cross-border Data Flow (hereinafter the “Regulation”), which came into effect on the same date. The Regulation mainly focus on specifying those scenarios which are not required to apply for security assessment for data to be provided abroad, to conclude a standard contract for personal information to be provided abroad or to pass the certification for personal information protection. It is remarkable that, according to Article 5 of the Regulation, a data processor providing personal information abroad may be exempted from proceeding the aforementioned processes if it satisfies any of the following conditions: (1) Where it is really necessary to provide personal information abroad for the purpose of concluding or performing a contract to which an individual concerned is a party, such as cross-border shopping, cross-border delivery, cross-border remittance, cross-border payment, cross-border account opening, air ticket and hotel reservation, visa handling and examination services; (2) Where it is really necessary to provide employees’ personal information abroad for the purpose of conducting cross-border human resources management in accordance with the employment rules and regulations formulated in accordance with the law and collective contracts concluded in accordance with the law; (3) Where it is really necessary to provide personal information abroad in an emergency to protect the life, health and property safety of a natural person; or (4) Where a data processor other than a critical information infrastructure operator provides abroad the personal information (excluding sensitive personal information) of not more than 100,000 persons accumulatively as of January 1 of the current year. And, for the purpose of the preceding paragraph, “personal information provided abroad” does not include critical data. However, according to Article 10 of the Regulation, to provide personal information abroad, a data processor shall, in accordance with laws and administrative regulations, perform obligations such as notification, obtaining individual consent and conducting assessment of impact of personal information protection. Also, Article 2 of the Regulation stipulates that “If the data have not been informed or publicly announced as critical data by relevant departments or regions, data processors are not required to declare security assessment for cross-border provision of the data as critical data.” according to which, the standard for identifying important data is clarified. Therefore, we understand that, as CLPS has not received any such notification from relevant departments or regions, and the data that it processes has not been publicly announced as critical data, CLPS shall not be recognized as a “critical data processor”.

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

We face various risks and uncertainties relating to doing business in mainland China and Hong Kong SAR. Our business operations are primarily conducted in mainland China and Hong Kong SAR, and we are subject to complex and evolving Chinese and Hong Kong SAR laws and regulations. For example, the Anti-Monopoly Law of the People’s Republic of China (Revised in 2022) (“Anti-Monopoly Law”) came into effect on August 1, 2022. The “monopolistic practices” defined by the Anti-Monopoly Law include (a) the conclusion of a monopolistic agreement; (b) the abuse of dominant market positions; and (c) the concentration that eliminates or restricts competition or may eliminate or restrict competition. Based on Company’s China and global market share, the Company does not have a dominant market position that enables the Company to restrict or eliminate the competition. China promulgated several laws and regulations on data security and personal information protections in the recent years, mainly the Data Security Law of the People’s Republic of China (“Data Security Law”), which came into effect on September 1, 2021, and the Personal Information Protection Law of the People’s Republic of China (“PIP Law”), which came into effect on November 1, 2021. The Company may receive general personal information or even sensitive personal information from its clients in the Company’s day-to-day business operations, therefore, the Data Security Law and the PIP Law may accordingly apply to the Company’s business activities in China, as a consequence of which, the Company may have relevant obligations as required thereby. And we also face risks associated with regulatory approvals on offshore offerings, as well as the lack of inspection on our Auditor by the PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations in China.

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

Risk of Intervention or Control by the PRC Government.

As a China-based company listed on NASDAQ in the United States, it is important to acknowledge the significant influence and regulatory oversight exercised by the PRC government over our operations. The PRC government’s involvement can have a material impact on our business in China and the value of our securities. We operate in accordance with the laws and regulations of China, which can change and be subject to interpretation by authorities. The PRC government may have authority over various aspects of our business, including regulatory approvals, licensing, and permits. Changes in government policies, geopolitical factors, or other external influences may result in regulatory decisions that could affect our ability to operate effectively or access capital markets. It is essential for investors to recognize the potential uncertainties associated with the PRC government’s involvement, which may lead to increased volatility in the trading of our securities and could impact their market value. We encourage investors to consider these unique challenges when evaluating our company as an investment opportunity.

U.S. regulators’ ability to conduct investigations or enforce rules in China is limited.

The majority of our operations are conducted outside of the U.S. As a result, it may not be possible for the U.S. regulators to conduct investigations or inspections, or to effect service of process within the U.S. or elsewhere outside China on us, our subsidiaries, officers, directors and shareholders, and others, including with respect to matters arising under U.S. federal or state securities laws. China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the U.S. and many other countries. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. As a result, recognition and enforcement in China of these judgments in relation to any matter, including U.S. securities laws and the laws of the Cayman Islands, may be difficult or impossible.

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

In 2015, SAFE promulgated Circular 19, a notice regulating the conversion by a foreign-invested enterprise of foreign currency into Renminbi. Circular 19 has since been revised, and the current regulatory framework is set out mainly in the Notice on Reforming and Regulating the Foreign Exchange Settlement Policies for Capital Account Items (Hui Fa [2016] No. 16, effective June 9, 2016, as amended), the Notice on Further Facilitating Cross-Border Trade and Investment (Hui Fa [2019] No. 28, effective October 23, 2019, as amended), and the Notice on Further Deepening Reforms to Facilitate Cross-Border Trade and Investment (Hui Fa [2023] No. 28, effective on the date of issuance, December 4, 2023, pursuant to which provisions of previous regulations inconsistent with such notice shall be superseded). Under the current regulations, Renminbi converted from the foreign currency-denominated capital of a foreign-invested enterprise shall be truthfully used for the enterprise’s own operational purposes within the scope of business, and the use of such funds is subject to a negative-list approach under which such funds may not be directly or indirectly used (i) for expenditures prohibited by PRC laws and regulations, (ii) for securities investment or other investment or wealth management products, except for wealth management products with a risk rating not higher than Level 2 and structured deposits, (iii) for extending loans to non-affiliated enterprises, except as expressly permitted by the enterprise’s business scope or in certain designated pilot areas, or (iv) for the purchase of residential property not for self-use, except for enterprises engaged in real estate development, operation or leasing.

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

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining de facto management bodies which are applicable to our company or our overseas subsidiary. If our company or any of our overseas subsidiaries is considered a PRC tax resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, our company or our overseas subsidiary will be subject to the uniform 25% enterprise income tax rate as to our global income as well as PRC enterprise income tax reporting obligations. Second, although under the Enterprise Income Tax Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as tax-exempted income, we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, dividends payable by us to our investors and gain on the sale of our shares may become subject to PRC withholding tax. It is possible that future guidance issued with respect to the new resident enterprise classification could result in a situation in which a withholding tax of 10% for our non-PRC enterprise investors or a potential withholding tax of 20% for individual investors is imposed on dividends we pay to them and with respect to gains derived by such investors from transferring our shares. In addition to the uncertainty in how the new resident enterprise classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If we are required under the Enterprise Income Tax law to withhold PRC income tax on our dividends payable to our foreign shareholders, or if you are required to pay PRC income tax on the transfer of our shares under the circumstances mentioned above, the value of your investment in our shares may be materially and adversely affected. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The application of the M&A Rules remains unclear. On February 17, 2023, the CSRC published the Trial Measures, which became effective on March 31, 2023, under which a filing-based regulatory system applies to both direct and indirect overseas offerings and listings by PRC domestic companies. Moreover, the Anti-Monopoly Law requires that the State Administration for Market Regulation, or the SAMR be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the Measures for Security Review of Foreign Investment, jointly issued by the National Development and Reform Commission and the Ministry of Commerce and effective on January 18, 2021, provide that foreign investments that raise national security concerns, including mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises, are subject to review by the foreign investment security review working mechanism, and prohibit any activities attempting to bypass a security review, including through arrangements such as trusts, entrustment, reinvestment, offshore transactions, or by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval, filing or review processes, including obtaining approval from, or completing filings with, the MOC, the SAMR or other competent PRC authorities may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, which became effective in February 2015, or Circular 7 and Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, which became effective in December 2017, or Circular 37.

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

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 7, and may be required to expend valuable resources to comply with Circular 7 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under and Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under Circular 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

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

If the PCAOB is unable to inspect or investigate our auditor completely, our Common Stock could be prohibited from trading under the HFCAA, which could materially and adversely affect its liquidity and market price.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (United States), or the PCAOB, was historically unable to conduct inspections and investigations completely before 2022. The Holding Foreign Companies Accountable Act, or the HFCAA, enacted on December 18, 2020 and subsequently amended by the Consolidated Appropriations Act, 2023, requires the SEC to identify issuers that retain registered public accounting firms that the PCAOB is unable to inspect or investigate completely. If an issuer is identified as a Commission-Identified Issuer for two consecutive years, the SEC is required to prohibit its securities from trading on U.S. national securities exchanges and in the over-the-counter market.

On August 26, 2022, the PCAOB entered into a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China. On December 15, 2022, the PCAOB announced that it had secured complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous 2021 determinations. Accordingly, we do not expect to be identified as a Commission-Identified Issuer based on the filing of this annual report. However, there can be no assurance that the PCAOB will continue to have such access, and uncertainties remain regarding ongoing regulatory cooperation between the PCAOB and the relevant PRC authorities.

If the PCAOB determines in the future that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, and we continue to retain an auditor headquartered in one of these jurisdictions, we could be identified as a Commission-Identified Issuer. If we are so identified for two consecutive years, our Common Stock could be prohibited from trading on Nasdaq or any other U.S. national securities exchange and in the over-the-counter market. Any such trading prohibition or delisting could substantially impair investors’ ability to purchase or sell our Common Stock, materially reduce its liquidity and market price, cause investors to lose confidence in our financial statements, and adversely affect our ability to raise capital or conduct our business. In addition, the absence of PCAOB inspections could deprive investors of the benefits of PCAOB oversight and make it more difficult to evaluate the effectiveness of our auditor’s procedures. If trading in our Common Stock is prohibited in the United States, we may be unable to list it on a non-U.S. securities exchange, and even if we are able to do so, an active and liquid trading market may not develop or be sustained, which could render an investment in our Common Stock substantially less valuable or illiquid.

The Holding Foreign Companies Accountable Act could result in delisting of our common stock from the Nasdaq Global Market.

The Holding Foreign Companies Accountable Act (“HFCAA”), enacted on December 18, 2020, requires the SEC to identify public companies that have retained a registered public accounting firm that the PCAOB is unable to inspect or investigate completely. The HFCAA, as amended by the Consolidated Appropriations Act, 2023, provides that if the PCAOB is unable to inspect or investigate completely an issuer’s auditor for two consecutive years, the SEC shall prohibit the issuer’s securities from trading on U.S. national securities exchanges and over-the-counter markets. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, and vacated its previous 2021 determinations. As a result, we do not expect to be identified as a Commission-Identified Issuer following the filing of this annual report.

However, it is uncertain whether the PCAOB will continue to be able to conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in the future. If the PCAOB determines it is unable to inspect and investigate completely such firms, we may be identified as a Commission-Identified Issuer, and in accordance with the HFCAA as amended, if such inability continues for two consecutive years, our securities could be delisted from Nasdaq and prohibited from trading on U.S. exchanges and over-the-counter markets.

A potential lack of PCAOB inspection could deprive investors of the benefits of PCAOB oversight, make it more difficult to evaluate the effectiveness of our auditor’s procedures, cause investors to lose confidence in our financial statements, adversely affect trading in our Common Stock, and hinder our ability to secure financing or conduct business. If trading in our securities is prohibited under the HFCAA, we may be unable to list our Common Stock on a non-U.S. exchange, or if listed, such shares may lack liquidity, potentially rendering our Common Stock a less valuable or illiquid investment.

If we become subject to scrutiny or negative publicity involving U.S.-listed Chinese/Hong Kong SAR companies, we may need to expend significant resources to investigate and resolve the matter, which could harm our business and reputation.

U.S.-listed companies with operations in China have been subject to intense scrutiny, criticism and negative publicity, centered on financial and accounting irregularities, lack of effective internal controls, and inadequate corporate governance. If we become subject to any unfavorable allegations, whether proven or not, we would have to expend significant resources to investigate and defend the Company, which could distract management, undermine investor confidence, and negatively impact the price of our Common Stock. Regulatory investigations can take months or longer to resolve and require considerable resources of a company to adequately respond to such. investigations.

The government regulation of business activities of U.S.-listed Chinese companies may negatively impact our operations.

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

We face various risks and uncertainties relating to doing business in mainland China and Hong Kong SAR. Our business operations are primarily conducted in mainland China and Hong Kong SAR, and we are subject to complex and evolving Chinese and Hong Kong SAR laws and regulations. For example, the Anti-Monopoly Law of the People’s Republic of China (Revised in 2022) (“Anti-Monopoly Law”) came into effect on August 1, 2022. The “monopolistic practices” defined by the Anti-Monopoly Law include (a) the conclusion of a monopolistic agreement; (b) the abuse of dominant market positions; and (c) the concentration that eliminates or restricts competition or may eliminate or restrict competition. Based on Company’s China and global market share, the Company does not have a dominant market position that enables the Company to restrict or eliminate the competition. China promulgated several laws and regulations on data security and personal information protections in recent years, mainly the Data Security Law of the People’s Republic of China (“Data Security Law”), which came into effect on September 1, 2021, and the Personal Information Protection Law of the People’s Republic of China (“PIP Law”), which came into effect on November 1, 2021. In the Company’s day-to-day business operations, sensitive customer data and personal information will not be received from the Company’s clients. The legal consequence of this fact is that neither the Data Security Law or the PIP Law applies to the Company’s business activities in China. And we also face risks associated with regulatory approvals on offshore offerings, as well as the lack of inspection on our Auditor by the PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our shares of Common Stock, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of our Common Stock to decline.

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

The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has also indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

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

The Company provides cash support to its subsidiaries according to its business development plan. For fiscal years 2024, 2025, and 2026, the Company provided cash support to its subsidiaries in mainland China, Singapore and Hong Kong SAR.  The amounts were offset when the Company’s consolidated financial statements were prepared. The balances due from subsidiaries to the Company were US$36.2 million, US$34.8 million, and US$33.0 million as of June 30 for fiscal 2024, 2025, and 2026, respectively. The subsidiaries provide cash support to the Company according to its business development plan. The balances due to subsidiaries from the Company were US$24.8 million, US$23.3 million, and US$23.4 million as of June 30 for fiscal 2024, 2025, and 2026, respectively. The balances were reflected in the section “PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION” in our financial statements for fiscal 2024, 2025, and 2026, respectively.

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

In October 2025, following China’s announcement of expanded export controls relating to rare earth materials, technologies and other products, the U.S. government announced that it intended to impose additional tariffs of 100% on imports from China, on top of then-existing tariffs, beginning November 1, 2025. China also imposed or announced responsive measures, including fees on certain U.S.-linked vessels and additional restrictions affecting rare earth-related goods, technologies and other strategically important materials. These measures formed part of broader trade, technology and national security tensions between the United States and China and affected industries including semiconductors, electric vehicles, drones and defense-related products. As of October 2026, U.S.-China tariff measures and related trade restrictions have remained significant and continue to evolve. The U.S. has implemented additional tariff increases on certain China-origin goods, including targeted increases affecting certain critical materials and related goods. China has also implemented and/or announced responsive measures from time to time, including through export controls and other restrictions on certain goods, technologies or materials.

Trade, tariff, export-control and related policies of the United States and China have continued to evolve and may be modified, expanded, suspended or reimposed with limited notice. Any further escalation of U.S.-China trade tensions, including the imposition of additional tariffs, export controls, sanctions, investment restrictions, customs measures or other trade barriers, could disrupt global supply chains, increase operating and procurement costs, reduce demand for our services, adversely affect our clients’ businesses and investment plans, and contribute to foreign exchange and capital-market volatility. In particular, restrictions involving semiconductors, rare earth materials and related technologies may adversely affect technology and other industries served by us or our clients. These developments could materially and adversely affect our business, results of operations, financial condition and the market price of our Common Shares.

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

Risks Related to the Common Shares

We may not meet continued listing standards on the Nasdaq Global Market.

In order to continue listing our shares on the Nasdaq, we must maintain certain financial and share price levels and we may be unable to meet these requirements. We cannot assure you that our shares will continue to be listed on the Nasdaq in the future. The continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2) requires that a Nasdaq listed company maintain a minimum bid price of $1.00 per share.

We received a notification letter from Nasdaq dated May 27, 2026, indicating that the closing bid price of our Common Shares fell below $1.00 per share for 30 consecutive trading days, which was not in compliance with Nasdaq Listing Rule 5450(a)(1). On September 3, 2026, we received a notification from Nasdaq, indicating that the closing bid price of our Common Shares has been at $1.00 per share or greater for the last 10 consecutive business days, which is in compliance with Nasdaq Listing Rule 5450(a)(1), and therefore, this case was closed.

Although we have regained compliance, we cannot assure you that we can continue to satisfy the minimum bid price requirement or other applicable Nasdaq continued listing requirements in the future. If we fail to comply with Nasdaq’s continued listing requirements, our Common Shares may be delisted from Nasdaq and the liquidity and the trading price of our Common Shares could be materially and adversely affected.

If our Common Shares are delisted from the Nasdaq Global Market, our shareholders could find it difficult to sell our shares.

If our Common Shares are delisted from the Nasdaq Global Market, we may seek to have our Common Shares quoted on an over-the-counter market. However, there can be no assurance that a broker-dealer would sponsor or maintain quotations for our Common Shares, that our Common Shares would qualify for quotation on any over-the-counter market, or that an active trading market would develop or be maintained. An over-the-counter market may provide significantly less liquidity, transparency and regulatory oversight than Nasdaq. In addition, following a delisting, our Common Shares may be deemed “penny stocks,” which could subject broker-dealers effecting transactions in our Common Shares to additional sales-practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. These requirements could further impair the liquidity and marketability of our Common Shares and make it more difficult for our shareholders to sell their Common Shares.

The market price for our shares may be volatile.

The trading prices of our Common Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our Common Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our shares. In addition to the above factors, the price and trading volume of our Common Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our customers, or our industry;

●	regulatory uncertainties with regard to our variable interest entity arrangements;

●	announcements of studies and reports relating to our service offerings or those of our competitors;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the RMB and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Common Shares; and

●	sales or perceived potential sales of additional Common Shares.

We may not complete our share repurchase program, and any repurchases could reduce the cash available for our business and may not enhance shareholder value.

Our Board of Directors has approved a share repurchase program pursuant to which we are authorized to repurchase up to 1,000,000 of our outstanding Common Shares in the open market at prevailing market prices, during the period commencing on February 5, 2026 and ending on November 4, 2026, specifically at times when our share price is below $2.00 per share (the “Share Repurchase Program”). Repurchases under the Share Repurchase Program may be made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, in each case in accordance with rules of the SEC and other applicable legal requirements. The Share Repurchase Program does not obligate us to repurchase any particular number or dollar amount of Common Shares and may be suspended or discontinued at any time in our discretion.

The Share Repurchase Program is subject to numerous factors that are difficult to predict, including, among others, our share price, trading volume, general market and economic conditions, regulatory considerations, the availability of capital, our liquidity position, the level of cash generated from operations, competing uses of capital, as well as restrictions under any existing or future financing arrangements. In addition, repurchases may be limited by law requirements and other legal constraints, including restrictions on repurchases during certain periods and other regulatory limitations. As a result, the timing and amount of any repurchases may be irregular, may occur at prices that are not advantageous, or may not occur at all, and investors should not rely on the Share Repurchase Program as an indication that we will repurchase shares in any particular amount or over any particular timeframe.

Any repurchases we make could reduce the cash available for our business, including for operations, strategic initiatives and growth investments, and could increase our reliance on external financing. Even if repurchases are completed, they may not enhance shareholder value or stabilize the trading price of our Common Shares because the market price of our Common Shares may decline due to factors unrelated to repurchases, including our operating results, industry conditions, macroeconomic developments, or overall market volatility. In addition, repurchases may reduce the number of publicly held shares and the liquidity of the trading market for our Common Shares, which could increase price volatility and contribute to wider bid-ask spreads. If we modify, suspend or discontinue the Share Repurchase Program, our share price may be adversely affected, including if investors perceive repurchases to be insufficient, timed inappropriately, or inconsistent with investor expectations or our capital allocation priorities.

Further, the Share Repurchase Program could affect the relative ownership interests of our shareholders by increasing the proportionate ownership of shareholders who do not sell shares into the Share Repurchase Program and, in particular, could increase the relative ownership percentage of our directors, officers and principal shareholders to the extent they do not participate. Any such changes could affect investor perceptions and the trading market for our Common Shares.

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

Our corporate affairs are governed by our Memorandum and Articles of Association, the Cayman Islands Companies Act (Revised) (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands law may impose different requirements and limitations on the circumstances in which a shareholder may bring a derivative action on behalf of the company than the United States law, and Cayman Islands law may govern whether a shareholder has standing to pursue such a claim.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Under our currently effective memorandum and articles of association, our directors may have discretion to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

Judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Our current operations span multiple global jurisdictions, including mainland China, Hong Kong, Singapore, Malaysia, Indonesia, the Philippines, India, Japan, the UAE, the United States, and Canada. In addition, our current directors and executive officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on or after December 31, 2026. We would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our executive officers or directors are U.S. citizens or residents, more than 50% our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

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

We continue to rely on exemption from auditor attestation requirements as a non-accelerated filer.

Although we ceased to be an “emerging growth company” on June 30, 2023 as such term is defined in the JOBS Act, we are a non-accelerated filer and are exempt from Section 404 requirement to have auditor attestation on our internal control over financial reporting, therefore affording investors less statutory protection. We cannot predict if investors will find our Common Shares less attractive because we may rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and the trading price of our Common Shares may be more volatile. In addition, if we are no longer a non-accelerated filer, then we will be subject to SOX 404b and our costs of operating as a public company may increase.

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

A large portion of our operations and records, and all of our senior management are located in the PRC. Shareholders of companies such as ours have limited ability to assert and collect on claims in litigation against such companies and their principals. In addition, China has very restrictive secrecy laws that prohibit the delivery of many of the financial records maintained by a business located in China to third parties absent Chinese government approval. Since discovery is an important part of proving a claim in litigation, and since most if not all of our records are in China, Chinese secrecy laws could frustrate efforts to prove a claim against us or our management. In addition, in order to commence litigation in the United States against an individual such as an officer or director, that individual must be served. Generally, service requires the cooperation of the country in which a defendant resides. China has a history of failing to cooperate in efforts to effect such service upon Chinese citizens in China.

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

In addition, there are currently significant intercompany transactions between our company and JAJI Global, including loan arrangements and other financial dealings. If our equity interest in JAJI Global falls below 50%, these transactions may be considered related party transactions under applicable accounting standards. This could subject us to additional disclosure requirements and increased scrutiny from regulators and investors.

There can be no assurance that the initial public offering of JAJI Global will be completed as planned, or that our ongoing relationship with JAJI Global will not give rise to conflicts of interest or other risks that could adversely affect our business, financial condition, or results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a global information technology (“IT”), consulting and solutions service provider, focused on delivering services primarily to global institutions, including banking, wealth management, ecommerce, and automotive areas both in China and globally. For over 20 years, as an IT services provider for a growing network of clients within the fintech and financial services industry, CLPS has been at the forefront of driving digital transformation and optimizing operational efficiency across industries through innovations in artificial intelligence (AI), cloud computing, and big data. Our diverse business lines span sectors including fintech, payment and credit services, e-commerce, education and study abroad programs, and global tourism integrated with transportation services. Through its diversified offerings, CLPS is committed to providing comprehensive services, solutions, and products for our clients. We have created and developed a particular market niche by providing turn-key financial solutions.

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

IT consulting services primarily includes application development services for banks and institutions in the financial industry and which are billed for on a time-and-expense basis. Customized IT solutions services primarily includes customized solution development and maintenance service for general enterprises and which are billed for on a fixed-price basis. The following entities provide either consulting or solution services or both, depending on where our clients are based. The entities are currently servicing one of the services might expand to both services if our clients’ needs arise:

●	CLPS Dalian provides both IT consulting and solution services. CLPS Dalian services clients in China’s north east region, including Dalian.

●	CLPS Beijing primarily provides IT consulting services. CLPS Beijing services clients in China’s central east region, including Beijing and Tianjin.

●	CLPS SG provides both IT consulting and solution services. CLPS SG services clients in South East Asia region, including Singapore.

●	JAJI China was a subsidiary with the Judge Group in the US. JAJI China continues to service The Judge Group’s clients in China providing both IT consulting and solution services. JAJI China focuses on expanding its client bases with collaboration efforts with The Judge Group. On April 2, 2021, as part of business strategy, the Company changed the English entity name of its majority-owned subsidiary, Judge (Shanghai) Co., Ltd. and its wholly-owned subsidiary Judge (Shanghai) Human Resource Co., Ltd., to JAJI (Shanghai) Co., Ltd. (“JAJI China”) and JAJI (Shanghai) Human Resource Co., Ltd. (“JAJI HR”), respectively. In July 2026, JAJI China sold its 100% equity interest in JAJI HR to a third party.

●	CLPS Hong Kong provides both IT consulting and solution services. CLPS Hong Kong services clients in East Asia region, including Hong Kong.

●	CLPS Shenzhen provides both IT consulting and solution services. CLPS Shenzhen services clients in Shenzhen.

●	CLPS Guangzhou primarily provides IT consulting services. CLPS Guangzhou services clients in Guangzhou.

●	CLPS Tech Services provides IT consulting services. CLPS Tech Services services clients in South East Asia region, including Singapore.

●	Ridik Software Pte. currently only provides IT consulting services. Ridik Software Pte. services in South East Asia region, including Singapore.

●	Ridik Sdn. primarily provides IT consulting services. Ridik Sdn. services in South East Asia region, including Malaysia.

●	CLPS California provides IT consulting services. CLPS California services clients in North America, including the United States of America.

●	CLPS Japan currently only provides IT consulting services. CLPS Japan services clients in Japan.

●	Ridik Philippines currently only provides IT consulting services. Ridik Philippines services clients in Philippines.

●	CLPS Global Infotech (formerly “Shell Infotech”) currently only provides IT consulting services. CLPS Global Infotech services clients in Singapore.

●	Ridik Indonesia currently only provides IT consulting services. Ridik Indonesia services clients in Indonesia.

●	Ridik Dubai provides IT consulting and solution services. Ridik Dubai services clients in the United Arab Emirates.

●	CLPS Shanghai, CLPS Dalian, CLPS Guangzhou, CLPS Beijing, JAJI China, CLPS Tech Services, CLPS Hong Kong, CLPS California, CLPS Japan, and CLPS Global Infotech all contribute material amounts of the Company’s total revenues.

Academic education services generate revenue through fixed tuition fees for formal educational services. Tuition fees received from students are generally paid in advance prior to the beginning of each course. These services are provided by CAE, a Singapore-based learning institution that CLPS acquired in fiscal year 2024. Building on CAE’s current programs, CAE expanded its program portfolio across certificate, diploma, undergraduate, postgraduate, and doctoral levels, including IT-related courses, welcomed its first cohort of international students, and continued to enhance its industry-oriented learning approach and educational capabilities.

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

Industry and Market Background

China’s Banking Industry

According to the 2025 annual report of China Banking and Insurance Regulatory Commission (CBIRC), China’s banking financial institutions had total assets of RMB 480.0 trillion (USD 70.7 trillion) at the end of 2025, a year-on-year increase of RMB 35.4 trillion (USD 5.2 trillion), or 8.2%. Total liabilities equalled to RMB 441.5 trillion (USD 65.1 trillion), a year-on-year increase of RMB 33.4 trillion (USD 4.9 trillion), or 8.2%. The total assets of banking financial institutions were RMB 94.3 trillion (USD 13.9 trillion) in 2010. Over the past 10 years, total assets of China’s banking financial institutions grew at a compound annual growth rate of more than 10%. However, the banking industry is facing many challenges, such as the competition with private capital, the participation of technological enterprises, changes in the financial market, the tightening of regulatory policies, and more diversified deposit substitute products, among others. Following the 2006 repeal of geographical and customer restrictions on foreign banks, the CBIRC continued the policies to open China’s banking industry for entry by foreign competitors to promote healthy competition in the industry. Since 2018, the CBIRC has announced three rounds of 34 new measures to further open up China to the outside world, such as abolishing or relaxing restrictions on foreign ownership, relaxing access conditions for foreign institutions and businesses, expanding the business scope of foreign institutions, optimizing regulatory rules for foreign institutions and simplifying administrative licensing procedures. By the end of June 2025, foreign banks had set up 42 foreign legal entities, 115 branches of foreign and Hong Kong, Macau, and Taiwan banks. The total assets of foreign banks and insurance institutions have exceeded RMB 7 trillion (USD 1.0 trillion), with various business segments maintaining strong growth momentum.

Software and Information Technology Service Industry in China

According to the 2025 Economic Performance of the Software Industry report by the Ministry of Industry and Information Technology (MIIT), China’s software and information technology service industry operated well. The revenue of the software business grew steadily, the growth of total profit slowed down, and the software business export maintained positive growth.

China’s software and information technology services industry has developed and grown rapidly in recent years. The MIIT data showed that the industry’s revenue reached RMB 15.5 trillion (USD 2.3 trillion) in 2025, an increase of 13.2% compared to 2024. In 2025, the industry achieved a total profit of RMB 1.88 trillion (USD 277.1 billion), representing an increase of 7.3% compared to the previous year. The software business achieved exports of USD 62.7 billion in 2025, an increase of 7.7% from the previous year. The growth rate has maintained a positive trend for 10 consecutive months.

Data Source: The Ministry of Industry and Information Technology, National Bureau of Statistics of China.

The development of China’s software and IT service industry is generally characterized by:

●	Software products — In 2025, the industry’s revenue from software products reached RMB 3.23 trillion (USD 476.0 billion), an increase of 10.4% over the previous year, accounting for 20.9% of the industry’s revenue. Among them, the revenues from industrial software products are RMB 333.0 billion (USD 49.1 billion), an increase of 9.7%.

●	Information technology services — In 2025, the industry’s revenue from information technology services reached RMB 10.6 trillion (USD 1.6 trillion), an increase of 14.7% over the previous year, accounting for 68.7% of the industry’s revenue. Among them, the aggregate revenues from cloud services and big data services were RMB 1.6 trillion (USD 235.8 billion), up by 13.6% year-on-year, accounting for 15.3% of the information technology services revenue. Integrated circuit design services revenues reached RMB 442.1 billion (USD 65.2 billion), an increase of 18.9% over the previous year. E-commerce platform technical services revenues reached RMB 1.5 trillion (USD 221.1 billion), an increase of 12.7% over the previous year.

●	Information security products and services — In 2025, the revenue of information security products and services reached RMB 223.5 billion (USD 32.9 billion), an increase of 6.7% over the previous year.

●	Embedded system software — In 2025, the revenue of embedded system software reached RMB 1.4 trillion (USD 206.3 billion), an increase of 9.3% over the previous year.

●	Development on regional level — The eastern region continued to lead. In 2025, revenue from software business completed in eastern, central, western and northeastern regions increased by 13.6%, 12.6%, 10.5% and 9.8% respectively. The eastern region accounted for 83.1% of China’s total software industry revenue.

Financial institutions/banking IT solutions refer to the software or IT related services provided by professional IT service providers who use their own experience and technology to meet each bank’s needs in business development, strategic development, and management efficiency. The market shares of China’s Banking IT Solution Industry from 2010 are shown as below:

Data Source: IDC

According to IDC’s 2025 China Banking IT Solution Market Share report, the IT solution market for the Chinese banking industry has entered a phase of moderated speed and enhanced quality. Against the backdrop of macroeconomic structural adjustments, policy initiatives, and the deep integration of digital technologies, the Chinese banking sector as a whole is characterized by a stable scale, steady net interest margin, and broadly manageable risks. It is at a critical juncture, accelerating its transition from information-driven model to one that is digital and intelligent-driven. Consequently, the fundamental growth paradigm of the Chinese banking sector has pivoted from scale-driven expansion to value-driven development.

In 2025, the overall market size of China’s banking IT solution market reached RMB 71.4 billion (USD 10.5 billion), an increase of 0.2% over 2024. As the market has transitioned into a phase of mature competition, overall growth has decelerated significantly. This slowdown was primarily attributable to the continued compression of net interest margins and mounting revenue pressures across the banking sector in 2025, which compelled the industry to aggressively implement cost-reduction and efficiency-enhancement measures. Consequently, banks have generally curtailed their IT budgets and adopted a more prudent approach to IT solution expenditures. Overall, market demand is now distinctly characterized by a pivot toward domestic technological innovation and high-value generation. IDC predicts that by 2030, the IT solution market for China’s banking industry will reach RMB 96.83 billion (USD 14.3 billion), with a compound growth rate of 6.3% from 2025 to 2030.

IDC research found that the overall banking IT solution market presents the following characteristics:

●	Autonomous Innovation-Driven: In 2025, the push for IT self-reliance and localization is advancing deeply from peripheral systems into core trading systems and critical data architectures. Regulatory authorities are evaluating institutions based on technology penetration rate metrics, which directly stimulates demand for the adaptation and upgrading of core systems, credit management, and payment/clearing solutions. These areas remain the focal points of bank IT expenditures.

●	High-Value-Driven: As continuous margin compression force banks to cut costs and boost efficiency, there is an increased emphasis on the sophisticated mining of data assets and the refined operation of business lines. Banks are concentrating their limited budgets on high-value domains capable of directly driving revenue growth, lowering risks, or fundamentally transforming operational efficiency.

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

Our deep understanding of the banking industry enables us to deliver comprehensive and advanced fintech solutions. These include expertise in core banking, credit cards, loans, centralized system operations and maintenance, and enterprise quality management. Leveraging our global delivery experience, we offer integrated development, mainframe and open platform integration, mobile apps, quality management, cloud, and big data solutions.

CLPS continues to innovate and has developed its own IP-protected products for key banking areas. Our innovative core products, including CAKU credit card system, loan management, and digital currency platforms, are built on our rich project experience. We help banks stay ahead of the curve, reduce costs, and enhance competitiveness.

CLPS drives fintech innovation, helping its clients excel in a competitive market and achieve sustainable growth.

Revenues from our banking area were approximately $59.5 million, $64.1 million, and $57.2 million for the years ended June 30, 2026, 2025, and 2024, respectively. Revenues from our banking area accounted for 34.6%, 39.0%, and 40.0% of our total revenues in fiscal years 2026, 2025, and 2024, respectively.

Significant portion of our services caters the banking clients.

Credit Card Area

Many global credit card issuers maintain branches and supporting technical infrastructure in China. The development, testing, support, and maintenance of these platforms require a deep understanding and knowledge of the underlying business processes. Due to a shortage of qualified personnel and resources, there is a significant demand for IT consulting services among large-scale credit card platforms. CLPS offers over two decades of experience in IT consulting services for key credit card business areas, including credit card applications, account setup, authorization and activation, settlement, collection, promotion, point systems, anti-fraud, statement, reporting, and risk management. In recent years, we have successfully helped China and global clients manage their credit card IT systems, such as VisionPLUS. Our expertise extends to customizing these credit card tools and platforms to suit various business models.

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

Revenues from our credit card area were approximately $1.3 million, $2.4 million, and $2.5 million for the years ended June 30, 2026, 2025, and 2024, respectively. Revenues from our credit card area accounted for 2.2%, 3.8%, and 4.4% of our banking revenues in fiscal years 2026, 2025, and 2024, respectively.

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

Revenues from our core banking area were approximately $58.3 million, $61.7 million, and $54.6 million for the years ended June 30, 2026, 2025, and 2024, respectively.

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

Revenues from our wealth management area were approximately $30.3 million, $29.3 million, and $35.6 million for the years ended June 30, 2026, 2025, and 2024, respectively. Revenues from our wealth management area accounted for 17.6%, 17.8%, and 24.9% of our total revenues in fiscal years 2026, 2025, and 2024, respectively.

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

Revenues from our e-Commerce area were approximately $28.5 million, $29.8 million, and $21.2 million for the years ended June 30, 2026, 2025, and 2024, respectively. Revenues from our e-Commerce area accounted for 16.6%, 18.1%, and 14.8% of our total revenues in fiscal years 2026, 2025, and 2024, respectively.

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

Revenues from our automotive area were approximately $16.7 million, $20.8 million, and $14.2 million for the years ended June 30, 2026, 2025, and 2024, respectively. Revenues from our automotive area accounted for 9.7%, 12.6%, and 10.0% of our total revenues in fiscal 2026, 2025, and 2024, respectively.

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

Revenues from our IT consulting services were approximately $164.1 million, $158.8 million, and $136.8 million for the years ended June 30, 2026, 2025, and 2024, respectively. Revenues from our IT consulting services accounted for 95.3%, 96.5%, and 95.8% of our total revenues in fiscal years 2026, 2025, and 2024, respectively.

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

CLPS provides customized IT solution services to our clients in the banking, wealth management, e-commerce, and automotive industries, among others. Such services included but not limited to unified research and development platform, mainframe and open platform, business process management (BPM), testing center of excellence (TCoE), robotic process automation (RPA), mobile application development, AI, legacy system modernization, digital banking solutions, and Web3-enabled payment technology solutions. During fiscal year 2026, we further enhanced our AI-enabled software development capabilities through the implementation of our AI Rainstorm Factory development model and expanded the application of Nibot, our AI-powered intelligent automation solution, including proof-of-concept projects with financial institutions

We continue to enhance our customized IT solution capabilities by investing in research and development and developing AI-enabled technologies, payment solutions, and software engineering capabilities to address the evolving digital transformation needs of financial institutions and enterprise customers in China and international markets.

Revenues from our customized IT solution services were approximately $5.9 million, $2.8 million, and $3.1 million for the years ended June 30, 2026, 2025, and 2024, respectively. Revenues from our customized IT solution services accounted for 3.5%, 1.7%, and 2.2% of our total revenues in fiscal years 2026, 2025, and 2024, respectively.

Academic Education Services

Academic education services, provided by CAE, generate revenue through fixed tuition fees for formal educational services. CAE has continued to expand its academic education offerings and international student enrollment capabilities. In fiscal year 2026, CAE enrolled its first cohort of international students following the approval of its first Student’s Pass application, representing an expansion of its student recruitment activities. During the same period, CAE commenced its first cohort of the Doctor of Counseling Psychology program, further expanding its postgraduate program offerings.

As of June 30, 2026, CAE had approximately 503 enrolled students across its academic programs, including certificate, diploma, advanced diploma, undergraduate, postgraduate, and doctoral programs. CAE has also introduced full-time bachelor’s and master’s degree programs, broadening its academic portfolio and providing additional pathways for student progression. CLPS, through its subsidiary CLPS SG, completely acquired CAE on January 3, 2024.

Revenues generated from academic education were approximately $1.7 million, $2.0 million, and $1.0 million for the years ended June 30, 2026, 2025, and 2024, respectively. Revenues from academic education services accounted for 1.0%, 1.2% and 0.7% of our total revenues in fiscal years 2026, 2025 and 2024, respectively.

Other Services

CLPS Virtual Banking Platform (CLB)

CLB is a unique and successful training platform for IT talents owned by CLPS. For more than 20 years, we have been focusing on recruiting, training, developing and retaining human capital and talents. We have been developing and continuously upgrading our CLB to train specialized financial IT personnel in order to differentiate ourselves from general IT developers. CLB is one of the crucial components of our TCP. It contains a full set of banking application modules covering areas such as core banking, credit cards, and wealth management, incorporated with cutting-edge technologies, such as JAVA, Android & iOS, HTML, blockchain, cloud computing and big data.

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

Revenues from our other services were approximately $0.5 million, $0.9 million, and $1.8 million, respectively. Revenues from our other services accounted for 0.3%, 0.5%, and 1.2% of our total revenues in fiscal years 2026, 2025, and 2024, respectively.

Our Strategies

We have developed and intend to implement the following strategies to expand and grow the revenue, the number of employees, and the number of service locations of our Company:

●	Grow revenue with existing and new clients — We intend to pursue additional revenue opportunities from existing Chinese and global clients, which include many of the leading companies in our financial industry. We will focus on continuing to deliver high quality services and solutions and identifying additional opportunities with existing clients as they will continue to constitute a significant portion of our revenues and medium-term growth. We will also continue to target certain new Chinese and global clients, using our comprehensive service and solution offerings, combined with increasingly deep domain expertise in finance industry. Furthermore, we will continue to invest in a delivery platform that benefits both Chinese and global clients, capturing synergies between the China and global markets to benefit both groups of clients.

For the fiscal year 2026, revenues from existing and new clients accounted for 97.0% and 3.0% of the total revenue, respectively.

●	Continue to invest in research and development, deepen domain expertise and develop specific solutions for target industry verticals — We intend to continue investing in research and development to strengthen our capabilities in AI, digital payment technologies, cloud computing, big data, and software engineering. We seek to leverage the domain knowledge gained from serving financial institutions and enterprise clients in China and international markets to develop industry-specific solutions that address evolving customer needs.

We continue to enhance our data and cloud service capabilities by providing data management, cloud migration, cloud-native application development, virtualization, multi-cloud integration, and customized cloud solutions to support clients’ digital transformation initiatives.

In fiscal year 2026, we further strengthened our AI research and development capabilities through the implementation of our AI Rainstorm Factory development model, which integrates AI technologies throughout the software development lifecycle to improve development efficiency and software delivery. We also continued to enhance our proprietary AI capabilities, including AI-enabled software modernization services, intelligent automation through Nibot, and enterprise AI solutions to support clients’ digital transformation initiatives.

We also continue to expand our payment technology capabilities through proprietary platforms, including CAKU, to support digital banking and payment solutions, while continuing to explore blockchain-based technologies and other emerging technologies to enhance our service offerings and address the evolving needs of financial institutions and enterprise clients.

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

For the fiscal year 2026, we trained more than 92 interns.

CLPS’s acquisition of CAE represents an expansion of its business into the academic education sector and provides a platform to integrate education services with its existing technology-related capabilities. CAE plans to continue developing its academic education business by enhancing its program offerings, applied learning capabilities, and industry engagement initiatives. In addition to CAE’s existing course offerings, CLPS has introduced IT-related programs designed to align academic training with industry needs and provide students with opportunities for practical experience through internships and potential employment pathways. CAE also intends to further develop its educational facilities and academic resources in Singapore to support the continued development of its education services. Total enrollment at CAE for fiscal year 2026 was 503 students.

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

1. Breadth and depth of digital transformation service offerings

CLPS provides a broad range of digital transformation services, including staffing-based consulting services, customized IT solutions, turn-key financial solutions, and implementation of emerging technologies, enabling clients to develop new systems or enhance their existing technology infrastructure. We focus on delivering technology solutions for clients across industries including banking, wealth management, payment services, e-commerce, automotive, and other sectors by leveraging our industry expertise and technology capabilities.

We provide end-to-end technology services covering system design, development, integration, implementation, and ongoing support. Our capabilities include core banking systems, credit and payment solutions, online and e-commerce platforms, cloud computing, data management, software modernization, RPA, and AI-based solutions. We continue to enhance our technology capabilities through investments in research and development, including the implementation of our AI Rainstorm Factory development model to integrate AI technologies into the software development lifecycle and improve software development efficiency.

We have also expanded our proprietary technology offerings, including AI-enabled automation solutions such as Nibot and digital payment solutions such as CAKU, to support clients’ digital transformation initiatives. By combining technology expertise, industry knowledge, and experience serving financial institutions and enterprise clients in China and international markets, we seek to provide customized solutions that address evolving client requirements and support their digital transformation needs.

2. Talent Creation Program, Talent Development Program, and Academic Education

Spearheaded by the CLPS Academy, we have established employee loyalty through the core engine of TCP and TDP programs both are integral parts of our supply chain which supports our service lines. Since 2008, our talent training services have offered training courses in five areas, including domain knowledge, technology skills, data security and management compliance training, soft skills for personnel; and English language skills including verbal and business correspondence for all level, especially for those who need to communicate with global customers directly on a daily basis. We believe that the depth and comprehensive nature of our talent training services are key features that distinguish us from our competitions. For over 20 years, the Company has been recruiting, training, developing and retaining human capital and talents. We have been developing and upgrading our CLPS Virtual Banking Platform (CLB) to train specialized financial IT professionals. CLB is one of the crucial components which enables our Talent Creation Program. It contains a full set of banking application modules covering areas such as core banking, credit cards and wealth management incorporated with cutting-edge technologies, such as JAVA, Android & iOS, HTML and big data. We select qualified students each year to participate in our training program. During their junior and senior years, the students learn to implement the concepts covered by our TCP platform along with their other computer science theory and coursework. Thereafter, the students join us as interns to continue improving their software development skills and will eventually become part of our development teams. As a result, graduates have an equivalent of nine months’ worth of “on the job” training and experience. For the fiscal year 2026, we trained 92 interns.

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

3. Leading provider of human capital in the financial and technology industry

CLPS is a leading provider of IT professionals in the financial and technology industry, such in banking, wealth management, e-commerce, automotive, and others. We create, develop, and maintain a large pool of qualified and rich experienced talents, with bilingual or multilingual capability to support the client’s communication need, which is vital for a business’ success.

As of fiscal year 2026, CLPS maintained more than 3,705 employees, of which, more than 3,159 IT talents serve our customers. Among them, more than 96.0% work full-time for customers and the rest of the 4.0% work on project-based such as IT engineers, project managers, business analysts, among others, or are involved in research of innovative projects.

Our greatest strength in terms of human capital is the combination of our employees’ technical expertise, industry knowledge, and experience supporting international clients. Many of our employees possess strong English communication skills and are familiar with international financial business practices, enabling us to collaborate effectively with clients across different markets.

We maintain a diverse and scalable talent pool with capabilities across various technology areas, including Java, COBOL, quality assurance, cloud computing, data analytics, AI, and software engineering, among others. As technology requirements continue to evolve, we continue to enhance our workforce capabilities through research and development initiatives, technical training, and the development of expertise in emerging technologies, including AI-enabled software development, intelligent automation, and digital transformation solutions.

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

As of fiscal year 2026, CLPS’s revenue generated outside mainland China grew by 47.5% year-over-year to $62.7 million, underscoring the rising global demand for the Company’s services.

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

Sales and Marketing

We have invested in building a broad sales force and marketing team. As of June 30, 2026, our business development teams consisted of 77 full-time sales and marketing personnel, including 47 sales managers, each of whom is responsible for a designated sales region or client account. We plan to enhance our sales efforts by recruiting more sales personnel both domestically and overseas.

Competition

The market for IT services is highly competitive and we expect competition to intensify. We believe that the principal competitive factors in our markets are industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing skills and price. Domestically, we face competition from the following major competitors: Shenzhen Forms Syntron Information Co., Ltd., Sunline Tech, Amarsoft and CSII. These competitors are all domestic listed companies and possess a considerable market share in IT services industry. Shenzhen Forms Syntron Information Co., Ltd. is committed to provide professional IT service outsourcing and consulting for large domestic commercial banks. Sunline Tech, Amarsoft and CSII have the similar business model who are engaged in providing IT solutions and services mainly for domestic banks and other financial institutions. While compared with above competitors, as an IT solution and consulting services provider, we’ve been specializing in industry demands analysis and focusing on delivering services to global institutions in banking, insurance and financial sectors, both in China and globally. As one of the earliest companies engaging in Banking IT services in China, we have accumulated rich industrial experience and successful cases during more than 10 years of business development and our market share has gradually increased. With the interest marketization and rise of Internet Finance, banking industry market grows more competitive. Since Core Banking Business is occupying a key position in the overall banking IT services market, we will enhance our core market competence by taking advantage of our current technology; internationally, our competitors include Wipro Limited, Tata Consultancy Services Limited, and Infosys Limited. To date, we do not typically compete directly with the larger global consulting and outsourcing firms, such as Accenture, Capgemini, Hewlett-Packard and IBM, who are typically engaged in conjunction with large global projects. However, we may compete with these firms if they seek smaller engagements, particularly in conjunction with a strategy to enter the domestic Chinese market. In addition, the trend towards offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological innovation will result in new and different competitors entering our markets. We believe that our delivery capabilities are competitive with companies such as these, and that our domestic China market experience and know-how provides us with a competitive advantage in serving our clients.

Research and Development

Officially named the CLPS Innovation Lab (“CLPS i-Lab”), our research and development (“R&D”) function is an integral part of our continued growth strategy. To better serve the evolving needs of our Chinese and global clients, we continue to invest in the research and development of technologies including AI, cloud computing, distributed application systems, microservices, open APIs, RPA, blockchain, and big data. Our R&D efforts focus on developing technology capabilities and solutions that enhance our ability to deliver customized and efficient IT services.

Our data technology capabilities include data engineering, data management, data governance, data analytics, and data platform development. We provide data-related solutions that enable clients to improve operational efficiency, manage enterprise data assets, and support data-driven decision-making.

We also continue to enhance our cloud computing capabilities, including cloud migration, cloud-native application development, virtualization, containerization, cloud operations, data management, and multi-cloud integration. These capabilities support financial institutions and enterprise clients in modernizing their technology infrastructure and improving system scalability, flexibility, and operational efficiency.

In fiscal year 2026, we further strengthened our AI research and development capabilities through the implementation of our AI Rainstorm Factory development model, which integrates AI technologies into the software development lifecycle to improve development efficiency and software delivery. We also continued to enhance our AI-enabled solutions, including AI-powered software modernization services and intelligent automation capabilities through Nibot, our proprietary RPA solution. These technologies are designed to support enterprise clients in improving operational efficiency and advancing their digital transformation initiatives.

Our R&D efforts also include the development and enhancement of digital payment and financial technology solutions. Through platforms such as CAKU, we continue to expand our capabilities in supporting digital banking and payment services for financial institutions and enterprise clients.

CLPS i-Lab continues to support our strategy of developing technology-driven products and solutions through research, application innovation, and talent development. We believe continued investment in R&D capabilities will strengthen our technological expertise and support our long-term growth and competitiveness.

Employees

We believe resource management and planning is critically important to supporting our growth, and we are committed to effectively recruiting, training, developing and retaining our human capital. Our total number of employees was 3,705 employees as of June 30, 2026 from 3,534 employees in June 30, 2025. Approximately 64% of our personnel are dedicated to serving our foreign financial institution clients. Such personnel maintain up to date financial domain knowledge, technical development and testing skills in Java, .Net, C, C++, testing tools, android or iOS app, blockchain, big data, cloud computing, AI, and mainframe COBOL. None of our employees are represented by a labor union or collective bargaining agreements. We consider our employee relations to be good. We believe that attracting and retaining highly experienced associates and sales and marketing personnel is a key to our success. In addition, we believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

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

The PRC Trademark Law, adopted in 1982 and revised in 2019, protects registered trademark. The China National Intellectual Property Administration of the PRC, handles trademark registrations and grants trademark registrations for a term of ten years.

Our intellectual property rights are important to our business. We rely on a combination of trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We also rely on and protect unpatented proprietary software, source code, algorithms, methodologies, technical know-how, processes, and other trade secrets, continuing innovation and other trade secrets to develop and maintain our competitive position. We enter into confidentiality agreements with most of our employees and consultants, and control access to and distribution of our documentation and other licensed information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently. Since the Chinese legal system in general, and the intellectual property regime in particular, is relatively weak, it is often difficult to enforce intellectual property rights in China. Policing unauthorized use of our technology is difficult and the steps we take may not prevent misappropriation or infringement of our proprietary technology. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others, which could result in substantial costs and diversion of our resources and could have a material adverse effect on our business, results of operations and financial condition. We require our employees to enter into non-disclosure agreements to limit access to and distribution of our proprietary and confidential information. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf must be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business must be kept confidential by such third parties. In the event of trademark infringement, the State Administration for Market Regulation has the authority to fine the infringer and to confiscate or destroy the infringing products.

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

We have registered for the following trademarks:

Mark	Country of Registration	Application Number	Class/Description	Current Owner	Status
	China	19288958	Class 9: Recorded computer programs (programs); Recorded computer operating programs Computer peripherals; Computer software (recorded); Connector (data processing equipment); Monitor program (computer program); Electronic publications (downloadable); Computer program (downloadable software); Downloadable computer application software; Computer hardware	CLPS Shanghai Co., Ltd.	Registered

	China	19289112	Class 38: Information transmission; Computer terminal communication; Computer-aided information and image transmission; Information transmission equipment rental; Provide telecommunications link services to connect with the global computer network; Telecommunications routing and junction services; Provide access service for global computer network users; Provide database access service; Digital file transfer Teleconference call service	CLPS Shanghai Co., Ltd.	Registered

	China	19289503	Class 9: Recorded computer programs (programs); Recorded computer operating programs; Computer peripherals; Computer software (recorded); Connector (data processing equipment); Monitor program (computer program); Electronic publications (downloadable); Computer program (downloadable software); Downloadable computer application software; Computer hardware	CLPS Shanghai Co., Ltd.	Registered

	China	19289341	Class 42: Technical research; Research or develop new products for others; Computer programming; Computer software design; Computer hardware design and development consulting; Computer software rental; Computer software maintenance; Computer system analysis; Computer software installation; Computer software consulting	CLPS Shanghai Co., Ltd.	Registered

	China	19289214	Class 41: Teaching; Education; Training; Practical training (demonstration); Employment guidance (education or training consultants); Arrange and organize academic seminars; Arrange and organize meetings; Arrange and organize general meeting; Arrange and organize symposium; Arrange and organize training classes	CLPS Shanghai Co., Ltd.	Registered

Mark	Country of Registration	Application Number	Class/Description	Current Owner	Status
	Hong Kong, China	47628610	Class 36: Financial management; Financial consulting; Credit card payment processing; Debit card payment processing; Credit card issuing; Online banking service; Credit card related investigations; Electronic credit card transaction processing; Credit card issuance; Credit card verification; Credit card transaction processing service; Banking services	CLPS Technology (HONG KONG) Co., Ltd.	Registered

	Hong Kong, China	47629542	Class 41: Teaching; Education; Training; Arrange and organize academic seminars; Arrange and organize meetings; Arrange and organize training courses; Arrange and organize on-site education forums; Written publication (excluding advertising text); Book publication; Online publication of e-books and magazines; Provide non-downloadable online electronic publications	CLPS Technology (HONG KONG) Co., Ltd.	Registered

	China	54531262	Class 42: Technical research; Research and develop new products for other parties; Information technology consulting services; Industrial product design; Computer software update; Computer software design and development; Computer software maintenance; Computer hardware design and development consulting; Cloud computing; computer programming	JAJI (Shanghai) Co., Ltd.	Registered

The following is a list of the Company’s copyrights:

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS HR Management Platform Software V1.0	China	2009SR015975	CLPS Shanghai Co., Ltd.	29th April 2009	Registered
CLPS Food and Beverage Report Analysis and Management Platform Software V1.0	China	2009SR060110	CLPS Shanghai Co., Ltd.	28th December 2009	Registered
CLPS Apparel Industry POS Management Platform Software V1.0	China	2009SR060102	CLPS Shanghai Co., Ltd.	28th December 2009	Registered
CLPS Express Information Interactive Platform Software V1.0	China	2009SR060112	CLPS Shanghai Co., Ltd.	28th December 2009	Registered
CLPS Chain Store Information Interactive Platform Software V1.0	China	2009SR060108	CLPS Shanghai Co., Ltd.	28th December 2009	Registered
CLPS Project Analysis and Management Platform Software V1.0	China	2009SR060169	CLPS Shanghai Co., Ltd.	28th December 2009	Registered
CLPS Payroll Accounting System Platform Software V1.0	China	2010SR043564	CLPS Shanghai Co., Ltd.	25th August 2010	Registered
CLPS Fast Moving Consumer Goods Frontline Staff Management Platform Software V1.0	China	2010SR043561	CLPS Shanghai Co., Ltd.	25th August 2010	Registered
CLPS Staff Management Platform Software V1.0	China	2010SR043562	CLPS Shanghai Co., Ltd.	25th August 2010	Registered
CLPS Coal Mining Enterprise Information System Management Platform Software V1.0	China	2010SR045449	CLPS Shanghai Co., Ltd.	1st September 2010	Registered
CLPS Campus Expense Card Web Service System Platform Software V1.0	China	2010SR045441	CLPS Shanghai Co., Ltd.	1st September 2010	Registered
CLPS Campus Expense Card Bathroom Management Service Software V1.0	China	2010SR045444	CLPS Shanghai Co., Ltd.	1st September 2010	Registered
CLPS Machinery Industry ERP Management Platform Software V1.0	China	2010SR045802	CLPS Shanghai Co., Ltd.	2nd September 2010	Registered
CLPS Assignment and Task Management Platform Software (short name: Assignment and Task Management System) V1.0	China	2011SR076863	CLPS Shanghai Co., Ltd.	25th October 2011	Registered
CLPS Marketing Assistant System Platform Software V1.0	China	2012SR096727	CLPS Shanghai Co., Ltd.	15th October 2012	Registered
CLPS Outsourcing Service Staff Management System Platform Software V1.0	China	2012SR096666	CLPS Shanghai Co., Ltd.	15th October 2012	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Outsourcing Service Staff System Background Management Software V1.0	China	2012SR096731	CLPS Shanghai Co., Ltd.	15th October 2012	Registered
CLPS Logistics Terminal Distribution Platform Software V1.0	China	2012SR096668	CLPS Shanghai Co., Ltd.	19th October 2012	Registered
CLPS HR Background Support Management System V1.0	China	2012SR098440	CLPS Shanghai Co., Ltd.	19th October 2012	Registered
CLPS HR Management System Platform Software (short name: HR Management System) V1.0	China	2012SR098429	CLPS Shanghai Co., Ltd.	19th October 2012	Registered
CLPS Outsourcing Service Staff Resume Entry System Platform Software V1.0	China	2012SR098687	CLPS Shanghai Co., Ltd.	19th October 2012	Registered
CLPS Bank Document Business Management Software (short name: Document Management) V1.0	China	2013SR054800	CLPS Shanghai Co., Ltd.	5th June 2013	Registered
CLPS Bank Monetary Transaction Management Software (short name: Monetary Transaction Management) V1.0	China	2013SR054796	CLPS Shanghai Co., Ltd.	5th June 2013	Registered
CLPS Bank Expense Management Software V1.0	China	2014SR168125	CLPS Shanghai Co., Ltd.	4th November 2014	Registered
CLPS Bank Repayment Process Software V1.0	China	2014SR168130	CLPS Shanghai Co., Ltd.	4th November 2014	Registered
CLPS Bank Point Accumulative Management Software V1.0	China	2014SR168132	CLPS Shanghai Co., Ltd.	4th November 2014	Registered
CLPS Bank Interest Process Software V1.0	China	2014SR168136	CLPS Shanghai Co., Ltd.	4th November 2014	Registered
CLPS Bank Credit Application Software V1.0	China	2014SR168138	CLPS Shanghai Co., Ltd.	4th November 2014	Registered
CLPS Mortgage Loan Plan Spreadsheet Tool Software (short name: Loan Spreadsheet) V1.0	China	2015SR198772	CLPS Shanghai Co., Ltd.	16th October 2015	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Bank Product Management Software V1.0	China	2015SR198610	CLPS Shanghai Co., Ltd.	16th October 2015	Registered
CLPS Bank Deposit and Withdrawal Services Management Software V1.0	China	2015SR198176	CLPS Shanghai Co., Ltd.	16th October 2015	Registered
CLPS Bank Loan Application Management Software V1.0	China	2015SR198654	CLPS Shanghai Co., Ltd.	16th October 2015	Registered
CLPS Bank Repayment Management Software V1.0	China	2015SR198649	CLPS Shanghai Co., Ltd.	16th October 2015	Registered
CLPS Bank Exchange Rate Management Software V1.0	China	2015SR198774	CLPS Shanghai Co., Ltd.	16th October 2015	Registered
CLPS Bank Interest Settlement Software V1.0	China	2015SR198246	CLPS Shanghai Co., Ltd.	16th October 2015	Registered
CLPS Bank Foreign Exchange Transaction Software V1.0	China	2015SR198240	CLPS Shanghai Co., Ltd.	16th October 2015	Registered
CLPS Bank Investment Management Securities Business Software V1.0	China	2016SR376924	CLPS Shanghai Co., Ltd.	16th December 2016	Registered
CLPS Bank Big Data Decision-making Platform Customer Portrayal Software V1.0	China	2016SR382920	CLPS Shanghai Co., Ltd.	20th December 2016	Registered
CLPS Internet Financial Cloud Mobile Banking Software V2.0	China	2016SR398821	CLPS Shanghai Co., Ltd.	27th December 2016	Registered
CLPS Wantong Calculus Mall Software V2.0	China	2017SR118507	CLPS Beijing Hengtong Co., Ltd.	17th April 2017	Registered
CLPS Quanxi Intelligent Marketing Platform Clients Growth Center Software V2.0	China	2017SR565576	CLPS Shanghai Co., Ltd.	13th October 2017	Registered
CLPS Enterprise Recruitment Intelligent Cooperation Platform Software V2.0	China	2017SR646712	CLPS Shanghai Co., Ltd.	24th November 2017	Registered
CLPS Intelligent Online Training Test Instructional Management Software V1.0	China	2017SR646507	CLPS Shanghai Co., Ltd.	24th November 2017	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Enterprise Internet Qinqin Loan Background Management Software V1.0	China	2017SR647634	CLPS Shanghai Co., Ltd.	24th November 2017	Registered
CLPS Blockchain Based Virtual Credits Background Management Software V2.0	China	2017SR645676	CLPS Shanghai Co., Ltd.	24th November 2017	Registered
CLPS Enterprise Talent Information Intelligent Management Software V2.0	China	2017SR645650	CLPS Shanghai Co., Ltd.	24th November 2017	Registered
CLPS Enterprise Recruitment Intelligent Cooperation Platform Software V2.0	China	2017SR647190	CLPS Shanghai Co., Ltd.	24th November 2017	Registered
CLPS General Points Platform and Business Center Software V1.0	China	2019SR0004653	CLPS Shanghai Co., Ltd.	2nd January 2019	Registered
CLPS Online Financial Microloan Software V1.0	China	2019SR0004669	CLPS Shanghai Co., Ltd.	2nd January 2019	Registered
CLPS Bank Customer Management Software V1.0	China	2019SR0004663	CLPS Shanghai Co., Ltd.	2nd January 2019	Registered
CLPS Online Financial Management Software V1.0	China	2019SR0140935	CLPS Shanghai Co., Ltd.	14th February 2019	Registered
CLPS Talent Training One-Stop Platform Software V1.0	China	2020SR0094641	CLPS Shanghai Co., Ltd.	19th January 2020	Registered
CLPS Project Management Software [PMS]V2.0	China	2020SR0095716	CLPS Shanghai Co., Ltd.	19th January 2020	Registered
CLPS Online Financial Management Software V2.0	China	2020SR0095716	CLPS Shanghai Co., Ltd.	19th January 2020	Registered
CLPS Online Financial Microloan Software V3.0	China	2020SR0094745	CLPS Shanghai Co., Ltd.	19th January 2020	Registered
CLPS Bank Customer Management Software V3.0	China	2020SR0095318	CLPS Shanghai Co., Ltd.	19th January 2020	Registered
CLPS Online Financial Accounting Management Software V1.0	China	2020SR0095725	CLPS Shanghai Co., Ltd.	19th January 2020	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Blockchain Based Virtual Credits Background Management Software V3.0	China	2020SR0224622	CLPS Guangzhou Co., Ltd.	9th March 2020	Registered
CLPS Enterprise Recruitment Intelligent Cooperation Platform Software V3.0	China	2020SR0224616	CLPS Guangzhou Co., Ltd.	9th March 2020	Registered
JAJI China EKYC Based Mobile Banking Software(“Mobile Banking”) V1.0	China	2020SR1692693	JAJI (Shanghai) Co., Ltd.	30th November 2020	Registered
CLPS Project Management Software(“PMS”) V3.0	China	2021SR0113240	CLPS Shanghai Co., Ltd.	21st January 2021	Registered
CLPS Credit Card Comprehensive Information Platform Software(“ChinaLinkV”) V2.1.1	China	2021SR0113286	CLPS Shanghai Co., Ltd.	21st January 2021	Registered
CLPS Meeting Room Reservation Management Software(“Meeting”) V1,0	China	2021SR0113234	CLPS Shanghai Co., Ltd.	21st January 2021	Registered
CLPS BPM Organizational Structure and Process Approval Software(“BPM”) V2.0	China	2021SR0216840	CLPS Shanghai Co., Ltd.	7th February 2021	Registered
CLPS EKYC Based Mobile Banking Software (“Mobile Banking”) V2.0	China	2021SR0216890	CLPS Shanghai Co., Ltd.	7th February 2021	Registered
Hainan Qincheng BPM Organization Structure and Process Approval Software(“BPM”) V2.0	China	2021SR783928	Hainan Qincheng Software Technology Co., Ltd.	27th May 2021	Registered
Hainan Qincheng ERP-TRMS Software(“ERP-TRMS”) V2.0	China	2021SR0783904	Hainan Qincheng Software Technology Co., Ltd.	27th May 2021	Registered
Hainan Qincheng Timesheet Management Software(“Timesheet”) V3.0	China	2021SR0783929	Hainan Qincheng Software Technology Co., Ltd.	27th May 2021	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
Hainan Qincheng WeChat Based Timesheet Management Software (“Timesheet”) V2.0	China	2021SR0783905	Hainan Qincheng Software Technology Co., Ltd.	27th May 2021	Registered
JAJI Project Management Software V4.0	China	2021SR1775321	JAJI (Shanghai) Co., Ltd.	30th June 2021	Registered
CLPS Meeting Room Reservation Management Software V2.0	China	2021SR1628925	CLPS Shanghai Co., Ltd.	31st July 2021	Registered
JAJI One-Stop Platform for Talent Cultivation Based on Internationalization V2.0	China	2021SR1775007	JAJI (Shanghai) Co., Ltd.	28th September 2021	Registered
JAJI Project Lifeline Tracking Management System V1.0	China	2021SR1952575	JAJI (Shanghai) Co., Ltd.	30th September 2021	Registered
JAJI Salary Query Software V1.2	China	2021SR1952576	JAJI (Shanghai) Co., Ltd.	13th October 2021	Registered
JAJI Internet Financial Accounting Management Software V2.0	China	2021SR2008521	JAJI (Shanghai) Co., Ltd.	14th October 2021	Registered
JAJI Bank Clients Management Software Based on Distributed Architecture V1.0	China	2021SR1969086	JAJI (Shanghai) Co., Ltd.	14th October 2021	Registered
JAJI Talent Recommendation and Recruitment Mobile Platform Software V1.0	China	2021SR2085396	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI BPM BPM Organizational Structure and Process Approval Software V4.0	China	2021SR1880802	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI Online Finance Management Software Based on Distributed Architecture V1.0	China	2021SR2008522	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI Enterprise Talent Information Analysis and Management Software Based on Distributed Architecture V2.0	China	2021SR1901457	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI Mobile Banking System Based on Intelligent Face Recognition V1.0	China	2021SR1969085	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI Talent Resume Management DB Database Software V1.5	China	2021SR1952673	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
JAJI Business Points Mall WeChat Platform Software V1.0	China	2021SR1952574	JAJI (Shanghai) Co., Ltd.	17th October 2021	Registered
CLPS EKYC Based Mobile Banking Software (“Mobile Banking”) V3.0	China	2021SR1617316	CLPS Shanghai Co., Ltd.	2nd November 2021	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Credit Card Comprehensive Information Platform Software(“ChinaLinkV”) V3.0	China	2021SR1617317	CLPS Shanghai Co., Ltd.	2nd November 2021	Registered
CLPS Credit Card Big Data Integrated Management Background Software V2.0	China	2021SR1619652	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Clearing Management Software V1.0	China	2021SR1619639	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Risk Management Software V1.0	China	2021SR1619640	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Account Establishment and Card Making Software V1.0	China	2021SR1619641	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Authorization Management Software V1.0	China	2021SR1619642	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Customer Service Management Software V1.0	China	2021SR1619643	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Credit Card Merchant Consumption Integrated Comprehensive Management Software V1.0	China	2021SR1619651	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2021	Registered
CLPS Internet Financing Collection Software V1.5	China	2021SR1666790	CLPS Shanghai Co., Ltd.	8th November 2021	Registered
CLPS Online Learning Platform Software V1.5	China	2021SR1666804	CLPS Shanghai Co., Ltd.	8th November 2021	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
JAJI Dual Recording Platform Software V1.0	China	2021SR2116913	JAJI (Shanghai) Co., Ltd.	17th November 2021	Registered
Chenqin FATA Authorized Testing Automation Tool Software	China	2022SR1457563	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2022	Registered
Chenqin MC Transaction Simulation Tool Software	China	2022SR1457579	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2022	Registered
Chenqin OpenAPI Interface Resource Management Platform Software	China	2022SR1457562	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2022	Registered
Chenqin VISA Transaction Simulation Tool Software	China	2022SR1462651	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2022	Registered
Chenqin Scene Engine Software	China	2022SR1462652	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2022	Registered
Chenqin Batch Scheduling Management Platform Software	China	2022SR1462653	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2022	Registered
Chenqin Authorization Authentication Management Software	China	2022SR1457578	Shanghai Chenqin Information Technology Services Co., Ltd.	3rd November 2022	Registered
Chenqin CUP Trading Simulation Tool Software	China	2022SR1474275	Shanghai Chenqin Information Technology Services Co., Ltd.	4th November 2022	Registered
Chenqin JCB Transaction Simulation Tool Software	China	2022SR1480972	Shanghai Chenqin Information Technology Services Co., Ltd.	8th November 2022	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS CRM Customer Management Software V1.0	China	2022SR1561547	CLPS Shanghai Co., Ltd.	23rd November 2022	Registered
CLPS Talent Order Matching Software V1.0	China	2022SR1561546	CLPS Shanghai Co., Ltd.	23rd November 2022	Registered
CLPS Talent Delivery Management Software V1.0	China	2022SR1561545	CLPS Shanghai Co., Ltd.	23rd November 2022	Registered
CLPS Rules and Regulations Document Management Software V1.0	China	2022SR1561390	CLPS Shanghai Co., Ltd.	23rd November 2022	Registered
CLPS Data Sharing SD Software V2.0	China	2022SR1561392	CLPS Shanghai Co., Ltd.	23rd November 2022	Registered
CLPS PL Report System Software V2.0	China	2022SR1561391	CLPS Shanghai Co., Ltd.	23rd November 2022	Registered
JAJI CRM Customer Management Software User Manual V2.0	China	2023SR0235089	JAJI (Shanghai) Co., Ltd.	14th February 2023	Registered
JAJI Talent Order Matching Software User Manual V2.0	China	2023SR0235088	JAJI (Shanghai) Co., Ltd.	14th February 2023	Registered
JAJI Talent Delivery Management System User Manual V2.0	China	2023SR0235112	JAJI (Shanghai) Co., Ltd.	14th February 2023	Registered
JAJI Rules and Regulations Document Management System User Manual V2.0	China	2023SR0235113	JAJI (Shanghai) Co., Ltd.	14th February 2023	Registered
JAJI Data Sharing SD Software V3.0	China	2023SR0235114	JAJI (Shanghai) Co., Ltd.	14th February 2023	Registered
JAJI PL Report System Software V3.0	China	2023SR0235115	JAJI (Shanghai) Co., Ltd.	14th February 2023	Registered
Digital Currency Happy Shopping Platform Software V2.0	China	2023SR0911860	CLPS Shenzhen Co., Ltd.	9th August 2023	Registered

Chenqin Digital RMB Canteen System V3.0	China	2023SR1145755	Shanghai Chenqin Information Technology Services Co., Ltd.	22nd September 2023	Registered
Chenqin Cloud Mall Platform Transaction Software V1.0	China	2023SR1176614	Shanghai Chenqin Information Technology Services Co., Ltd.	28th September 2023	Registered
Chenqin Lottery Platform Software V1.0	China	2023SR1183041	Shanghai Chenqin Information Technology Services Co., Ltd.	7th October 2023	Registered
Chenqin Rules Engine Management Platform Software V1.0	China	2023SR1182353	Shanghai Chenqin Information Technology Services Co., Ltd.	7th October 2023	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
JAJI Decision Tree Editing Software V2.0	China	2023SR1193997	JAJI (Shanghai) Co., Ltd.	8th October 2023	Registered
JAJI Decision Rule UDK Editing Software V2.0	China	2023SR1205627	JAJI (Shanghai) Co., Ltd.	10th October 2023	Registered
JAJI Quantitative Matching Software V1.0	China	2023SR1204049	JAJI (Shanghai) Co., Ltd.	10th October 2023	Registered
JAJI Quantitative Configuration Software V1.0	China	2023SR1204959	JAJI (Shanghai) Co., Ltd.	10th October 2023	Registered
JAJI Quantitative Execution System V1.0	China	2023SR1209552	JAJI (Shanghai) Co., Ltd.	11th October 2023	Registered
CLPS PC AMS Asset Management System V1.0	China	2023SR1217432	CLPS Shanghai Co., Ltd.	11th October 2023	Registered
CLPS Video Interview System V1.0	China	2023SR1217429	CLPS Shanghai Co., Ltd.	11th October 2023	Registered
CLPS Talent Introduction Management System V3.0	China	2023SR1216783	CLPS Shanghai Co., Ltd.	11th October 2023	Registered
CLPS WeChat AMS Asset Management System V1.0	China	2023SR1221845	CLPS Shanghai Co., Ltd.	12th October 2023	Registered
CLPS Process Approval WeChat Software V1.0	China	2023SR1222463	CLPS Shanghai Co., Ltd.	12th October 2023	Registered
Chenqin Unified Management Platform for Network Collection V3.0	China	2023SR1322594	Shanghai Chenqin Information Technology Services Co., Ltd.	27th October 2023	Registered
CLPS BPM Organizational Structure and Process Approval Software V5.0	China	2023SR1353798	CLPS Shanghai Co., Ltd.	2nd November 2023	Registered
JAJI Decision Rule Scoring Card Editing Software V2.0	China	2023SR1358161	JAJI (Shanghai) Co., Ltd.	2nd November 2023	Registered

Software Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
Chenqin Credit Card Application Approval Platform Software V1.0	China	2023SR1392594	Shanghai Chenqin Information Technology Services Co., Ltd.	7th November 2023	Registered
Chenqin Dual Information Credit Card Issuance Software V1.0	China	2024SR1259899	Shanghai Chenqin Information Technology Services Co., Ltd.	28th August 2024	Registered
Chenqin Mastercard Clearing Service Software V1.0	China	2024SR1259903	Shanghai Chenqin Information Technology Services Co., Ltd.	28th August 2024	Registered
Chenqin Credit Card Installment Management Software V1.0	China	2024SR1260050	Shanghai Chenqin Information Technology Services Co., Ltd.	28th August 2024	Registered
Chenqin Real-time Credit Card Issuance Service Software V1.0	China	2024SR1258681	Shanghai Chenqin Information Technology Services Co., Ltd.	28th August 2024	Registered
Chenqin UnionPay International Issuance Platform Software V1.0	China	2024SR1260809	Shanghai Chenqin Information Technology Services Co., Ltd.	28th August 2024	Registered
Chenqin Prepaid Card Overseas Study Transfer Platform SoftwareV3.0	China	2024SR1258692	Shanghai Chenqin Information Technology Services Co., Ltd.	28th August 2024	Registered

Patent Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
CLPS Electronic Contract Signing Software V1.5	China	2024SR1295341	CLPS Shanghai Co., Ltd.	3rd September 2024	Registered
CLPS Ticket Booking SoftwareV1.0	China	2024SR1295312	CLPS Shanghai Co., Ltd.	3rd September 2024	Registered
Travel Website Route Booking Software V1.6.1	China	2024SR1293026	CLPS Shanghai Co., Ltd.	3rd September 2024	Registered
CLPS Comprehensive Big Data Processing and Value Mining Analysis Platform SoftwareV1.6.1	China	2024SR1292986	CLPS Shanghai Co., Ltd.	3rd September 2024	Registered
CLPS Software Development Management Platform SoftwareV1.4.6	China	2024SR1294613	CLPS Shanghai Co., Ltd.	3rd September 2024	Registered
CLPS Employee Electronic Business Card Management SoftwareV3.0	China	2024SR1295318	CLPS Shanghai Co., Ltd.	3rd September 2024	Registered
JAJI Data Management Platform Software V3.0	China	2024SR1326747	JAJI (Shanghai) Co., Ltd.	6th September 2024	Registered
JAJI Multi-tenant Operation Management Software V2.0	China	2024SR1326707	JAJI (Shanghai) Co., Ltd.	6th September 2024	Registered
JAJI Open Fund Management Software V1.0	China	2024SR1326758	JAJI (Shanghai) Co., Ltd.	6th September 2024	Registered
JAJI E-commerce Platform H5 Software V1.0	China	2024SR1328467	JAJI (Shanghai) Co., Ltd.	9th September 2024	Registered
JAJI Intelligent Recruitment Data Synchronization Tool Software V1.0	China	2024SR1328374	JAJI (Shanghai) Co., Ltd.	9th September 2024	Registered
JAJI Intelligent Cockpit - Health & Safety Monitoring Software V2.0	China	2024SR1328041	JAJI (Shanghai) Co., Ltd.	9th September 2024	Registered
Credit Trading System V1.1	China	2025SR0327148	Hainan Qincheng Software Technology Co., Ltd.	25th February 2025	Registered
JAJI VR Tourism Experience Management Platform Software V1.0	China	2025SR0584319	JAJI (Shanghai) Co., Ltd.	8th April 2025	Registered
JAJI E-commerce Platform PC Software V2.0	China	2025SR0584532	JAJI (Shanghai) Co., Ltd.	8th April 2025	Registered
JAJI E-commerce Platform Management Software V2.0	China	2025SR0615014	JAJI (Shanghai) Co., Ltd.	8th April 2025	Registered
JAJI Meeting Room Reservation Display Software V2.0	China	2025SR0584491	JAJI (Shanghai) Co., Ltd.	8th April 2025	Registered
JAJI LeFanGo H5 Software V1.5	China	2025SR0600192	JAJI (Shanghai) Co., Ltd.	8th April 2025	Registered
JAJI LeFanGo Management Software V1.5	China	2025SR0613701	JAJI (Shanghai) Co., Ltd.	8th April 2025	Registered
JAJI Intelligent Cockpit - Health & Safety Monitoring Vehicle Software V2.0	China	2025SR0583108	JAJI (Shanghai) Co., Ltd.	8th April 2025	Registered
JAJI Intelligent Cockpit - Smart Steering Wheel Management Software V2.0	China	2025SR0595374	JAJI (Shanghai) Co., Ltd.	8th April 2025	Registered

Patent Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
Chenqin Official Card Issuing Software V1.0	China	2025SR2047575	Shanghai Chenqin Information Technology Services Co., Ltd.	22nd October 2025	Registered
Chenqin Travel Agency Website API Automatic Testing Software V1.0	China	2025SR2041740	Shanghai Chenqin Information Technology Services Co., Ltd.	22nd October 2025	Registered
Chenqin Intelligent Test Case Generation Assistant Software V1.0	China	2025SR2047567	Shanghai Chenqin Information Technology Services Co., Ltd.	22nd October 2025	Registered
Chenqin Mastercard Authorization Simulator Software V1.0	China	2025SR2070582	Shanghai Chenqin Information Technology Services Co., Ltd.	24th October 2025	Registered
Chenqin Comprehensive Points Software V1.0	China	2025SR2065405	Shanghai Chenqin Information Technology Services Co., Ltd.	24th October 2025	Registered
Chenqin Automatic Testing Software for Comprehensive Points System V1.0	China	2025SR2070643	Shanghai Chenqin Information Technology Services Co., Ltd.	24th October 2025	Registered
CLPS Nibot RPA Robot Software V2.0	China	2025SR2111195	CLPS Shanghai Co., Ltd.	30th October 2025	Registered
CLPS GTAMS Talent Acquisition Management Software V1.0	China	2025SR2111196	CLPS Shanghai Co., Ltd.	30th October 2025	Registered
CLPS Offshore Delivery Center Management Software V1.0	China	2025SR2111197	CLPS Shanghai Co., Ltd.	30th October 2025	Registered
CLPS APE Employee Information Collection Process Management Software V1.5	China	2025SR2121014	CLPS Shanghai Co., Ltd.	31st October 2025	Registered
CLPS CRS Travel Booking Software V1.5	China	2025SR2121060	CLPS Shanghai Co., Ltd.	31st October 2025	Registered
CLPS Academy Enrollment Platform Software V1.0	China	2025SR2121022	CLPS Shanghai Co., Ltd.	31st October 2025	Registered

The following is a list of the Company’s patents:

Patent Name	Country of Registration	Registration Number	Current Owner	Approval Date	Status
Credit Card Clearing and Settlement Platform, Batch Task Processing Method and Server	China	CN 117539643 B	Shanghai Chenqin Information Technology Services Co., Ltd.	29th March 2024	Registered
Task Data Processing Method and Device for Credit Card Platform	China	CN 117539641 B	Shanghai Chenqin Information Technology Services Co., Ltd.	2nd April 2024	Registered
Distributed Scheduling Platform and Scheduling Method for Credit Cards	China	CN 117539642 B	Shanghai Chenqin Information Technology Services Co., Ltd.	2nd April 2024	Registered

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

In addition, the Company manages and operates several other facilities. We rent office space in Shanghai, Tianjin, Shenzhen, Guangzhou, Dalian, Xi’an, Chengdu, Beijing, Hainan, Singapore, Japan, India, the U.S., Canada, Philippines, Malaysia, Indonesia, and the UAE. Rent expenses amounted to $2,388,397, $2,166,911, and $1,514,162 for the years ended June 30, 2026, 2025, and 2024, respectively. We believe our facilities are adequate for our current needs.

Facility	Address	Space (m2)
Shanghai Office	2nd Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong District, Shanghai, PRC	1,259.94

Shanghai Office	1st Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong District, Shanghai, PRC	914.62

Shanghai Office	Room 511&513, Building 1, No. 2966 Jinke Road, Zhangjiang High tech Park, Shanghai, PRC	564

Dalian Office	B02#503-507, No. 30, Cuitao Street, High Tech Park, Ganjingzi District, Dalian, Liaoning Province, PRC	1,029.54

Dalian Office	#502, No. 30, Cuitao Street, High Tech Park, Ganjingzi District, Dalian, Liaoning Province, PRC	115.78

Tianjin Office	Room 4403, F4, Building No.4, Xinhuan West Road, TEDA, Tianjin, PRC	76.55

Shenzhen Office	Room 27A, 27B, 27C, 27E, Building A, Honglong Century Plaza, No. 3001, Heping Road, Renminqiao Community, Guiyuan Sub-district, Luohu District, Shenzhen City, PRC	830.43

Guangzhou Office	Units 01-08 and 10-11, 6th Floor, No. 240 Tianhe Road, Tianhe District, Guangzhou, PRC	1,602.57

Guangzhou Office	21st Floor, Building A, Fengxing Plaza, No. 67, Tianhe East Road, Tianhe District, Guangzhou City, Guangdong, PRC	2,354.13

Guangzhou Office	20th Floor, Building A, Fengxing Plaza, No. 67 Tianhe East Road, Tianhe District, Guangzhou, Guangdong, PRC	2,354.13

Guangzhou Office	Unit 01-11, 9th Floor, No. 240 Tianhe Road, Tianhe District, Guangzhou, PRC	1,685.03

Xi’an Office	19th Floor, Building C2, Phase II, Xi’an Software New Town R&D Base, No. 156, Tiangu 8th Road, High Tech Zone, Xi’an, Shaanxi, PRC	1,232.92

Chengdu Office	Unit 1205, Tower 2, Xiangnian Square, High-Tech District, Chengdu, Sichuan, PRC	119.52

Beijing Office	610-611, 6th Floor, Pacific Eagle Center, No.1 Building, 33 Gucheng Nanli East Street, Bajiao Street, Shijingshan District, Beijing, PRC	327.2

Hong Kong Office	10/F, Millennium City III, 370 Kwun Tong Rd, Kwun Tong, Kowloon, Hong Kong	756.23

Facility	Address	Space (m2)
Japan Office	3rd Floor, Ansoleil Ota Building 20-1 Nihonbashi Hakozakicho, Chuo-ku Tokyo 103-0015, Japan	157.96

Japan Office	4F, Toyo Building 1-36-3 Nihonbashi Kakigaracho,Chuo Ku,Tokyo, Japan	40.17

India Office	DLF Cybercity, 2nd Floor, Unit No. 222, Bhubaneswar, India 751024	113.81

India Office	48, Church St, Haridevpur, ShanthalaNagar, AshokNagar, Mahatma Gandhi Road, Bangalore, Bangalore North, Karnataka, India, 560001	10

USA Office	Two Embarcadero Center, 8th Floor, San Francisco, CA, USA 94111	6

Canada Office	7 Bayview Station Road, K1Y 2C5 Ottawa, ON, Canada	10

Hainan Office	Room B1013, Binhai Avenue, 109-9 Haihang Plaza, Hainan, PRC	63.62

Philippines Office	Unit 9-037, Level 9, Arthaland Century Pacific Tower, 5th Avenue Corner 30th Street, Bonifacio Global City, Manila, Philippines	15

Singapore Office	60 Paya Lebar Road #05-29&#05-30, Paya Lebar Square, Singapore, 409051	270

Singapore Office	11 Collyer Quay, #18-01 to #18-05, The Arcade, Singapore, 049317	656

Malaysia Office	Unit 26-03, Q Sentral, Jalan Stesen Sentral 2, 50470 Kl Sentral, Kuala Lumpur, Malaysia	100

United Arab Emirates Office	Dubai International Financial Centre Leve14，The Gate PO, Dubai, UAE	10

Indonesia Office	Kantorkuu Coworking & Office Space, Gedung Citywalk Sudirman Lantai 5, Jl. KH. Mas Mansyur No. 121, RT 10/RW 11, Kel. Karet Tengsin, Kec. Tanah Abang, Jakarta Pusat, 10220, Indonesia	10

Singapore Office	Unit No.#34-01, One Raffles Place, Singapore, 048616	226

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

Uyghur Forced Labor Prevention Act (UFLPA)

We do not conduct any operation in or rely on any counterparty conducting operation in Xinjiang Uyghur Autonomous Region and are in full compliance with Uyghur Forced Labor Prevention Act.

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

Regulations on Intellectual Property Rights

The PRC Copyright Law, as amended, together with various regulations and rules promulgated by the State Council and the National Copyright Administration, protect software copyright in China. These laws and regulations establish a voluntary registration system for software copyrights administered by the Copyright Protection Center of China. Unlike patent and trademark registration, copyrighted software does not require registration for protection. Although such registration is not mandatory under PRC law, software copyright owners are encouraged to go through the registration process and registered software may receive better protection. The PRC Trademark Law, as amended, together with its implementation rules, protect registered trademarks. The China National Intellectual Property Administration handles trademark registrations and grants a renewable protection term of 10 years to registered trademarks.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended on August 5, 2008, the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) and the Interim Measures on Administration on Foreign Debts (2003). Under these regulations, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

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

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory authorities, including MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules establish procedures and requirements applicable to certain mergers and acquisitions of PRC domestic enterprises by foreign investors. Among other things, the M&A Rules provide that certain offshore special purpose vehicles established or controlled by PRC companies or individuals for the purpose of achieving an overseas listing through the acquisition of PRC domestic companies may be required to obtain approval from the CSRC before listing their securities on an overseas stock exchange. In addition, the M&A Rules impose certain requirements on acquisitions of PRC domestic enterprises by foreign investors, including, under specified circumstances, regulatory review or approval requirements in connection with related-party acquisitions and transactions that may affect national economic security.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and related supporting guidelines, which became effective on March 31, 2023. The Trial Measures establish a filing-based regulatory framework for direct and indirect overseas securities offerings and listings by PRC domestic companies.

Under the Trial Measures, an overseas securities offering and listing may be deemed an indirect overseas offering and listing by a PRC domestic company if certain financial and operational criteria are satisfied. These criteria include the proportion of the issuer’s consolidated financial indicators attributable to its PRC domestic operating entities, together with the location of its principal business operations and other relevant circumstances. The determination is made based on the substance of the relevant arrangements rather than solely on their legal form.

Pursuant to the Trial Measures and related regulatory guidance, companies that completed their overseas listings before March 31, 2023 are generally not required to complete an immediate filing solely in respect of their existing listings. However, such companies may be required to complete filing procedures with the CSRC in connection with subsequent securities offerings or other transactions or events falling within the scope of the Trial Measures.

The Company is an existing Nasdaq-listed company with operations conducted through subsidiaries in the PRC and other jurisdictions. The applicability of the M&A Rules, the Trial Measures and other relevant PRC regulations to the Company’s corporate structure, historical transactions, future securities offerings, acquisitions and other corporate activities depends on the relevant facts and circumstances and the interpretation and implementation of applicable PRC laws and regulations.

The Company will continue to monitor developments in the PRC regulatory framework governing overseas securities offerings and listings and will seek to comply with applicable approval, filing, reporting and other regulatory requirements in connection with relevant future transactions.

However, uncertainties remain regarding the interpretation, application and implementation of certain PRC laws and regulations governing overseas listings and mergers and acquisitions. If the relevant PRC regulatory authorities determine that the Company is required to obtain approvals, complete filings or satisfy other regulatory requirements in connection with its existing corporate structure, future securities offerings, acquisitions or other transactions, the Company may be required to undertake additional compliance procedures.

Any failure to obtain required approvals, complete required filings or otherwise comply with applicable regulatory requirements could result in regulatory penalties, restrictions on certain transactions, delays in the Company’s financing or expansion activities, or other adverse consequences, which could materially and adversely affect the Company’s business, financial condition and results of operations.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

Under PRC laws and regulations, an offshore holding company may provide financing to its PRC subsidiaries through capital contributions or shareholder loans, subject to applicable foreign investment, foreign exchange administration and foreign debt regulations. Capital contributions by offshore holding companies to their PRC subsidiaries are primarily governed by the Foreign Investment Law of the People’s Republic of China (2020), its implementing regulations, the PRC Company Law, the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors, the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment and other applicable laws and regulations governing foreign-invested enterprises. Shareholder loans are primarily governed by the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange.

Under the applicable regulatory framework, foreign investors making capital contributions to PRC subsidiaries are generally required to comply with relevant registration, foreign investment information reporting and foreign exchange administration requirements. Depending on the nature of the investment and the industry in which the relevant subsidiary operates, additional regulatory requirements may apply. In addition to capital contributions, an offshore holding company may provide loans to its PRC subsidiaries. Such loans are generally treated as foreign debt under PRC law and are subject to applicable foreign debt registration, reporting and cross-border financing requirements. Under the relevant PRC foreign debt regulatory framework, foreign-invested enterprises may be subject to restrictions on the amount of foreign debt they may incur. Furthermore, foreign debt incurred by PRC subsidiaries is subject to applicable registration or filing requirements administered by SAFE or other competent authorities. Depending on the nature, amount and maturity of the relevant financing arrangements, additional regulatory requirements may apply.

The conversion of foreign currency capital contributions or foreign debt proceeds into Renminbi, and the subsequent use of such funds by PRC subsidiaries, are also subject to applicable PRC foreign exchange administration regulations. Although PRC regulations have introduced measures to facilitate foreign exchange settlement and the use of foreign-invested enterprises’ capital funds, restrictions remain on the permissible uses of certain foreign currency capital and foreign debt proceeds. PRC subsidiaries are required to comply with applicable requirements governing the authenticity, legality and permitted purposes of relevant transactions.

As an offshore holding company with PRC subsidiaries, the Company may from time to time seek to provide additional financing to its PRC subsidiaries through capital contributions, shareholder loans or other lawful financing arrangements to support their business operations, development and expansion. The Company’s ability to provide such financing is subject to compliance with applicable PRC laws and regulations, including relevant registration, filing, foreign exchange administration and foreign debt requirements. There can be no assurance that the Company will be able to complete all required registrations or filings, or satisfy all applicable regulatory requirements, in a timely manner or at all in connection with future financing arrangements. Any changes in applicable PRC regulations, delays in completing required procedures, restrictions on cross-border financing or limitations on foreign exchange conversion and the use of funds could adversely affect the Company’s ability to provide financing to its PRC subsidiaries. Consequently, such restrictions or delays could materially and adversely affect the Company’s liquidity, business operations, financial condition, results of operations and ability to fund or expand its business in the PRC.

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

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) and pursuant to the rules and requirements of the Securities and Exchange Commission (“SEC”). The accompanying consolidated financial statements include the financial statements of CLPS and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Results of subsidiaries and businesses acquired from third parties are consolidated from the date on which control is transferred to us.

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

Our operations are primarily based in mainland China, where we derive a substantial portion of our revenues. For the years ended June 30, 2026, 2025, and 2024, our revenues were $172.2 million, $164.5 million, and $142.8 million, respectively. Revenues generated outside of mainland China were approximately $62.7 million, $42.5 million, and $22.3 million, for fiscal 2026, 2025, and 2024, respectively. We had a net loss of $12.9 million in fiscal 2026, a net loss of $6.4 million in fiscal 2025, and a net loss of $1.8 million in fiscal 2024. We had a non-GAAP net loss of $9.5 million in fiscal 2026. Our total assets as of June 30, 2026 were $106.3 million of which cash and cash equivalent amounted to $25.5 million. Our total liabilities as of June 30, 2026 were $59.1 million.

Factors Affecting Our Results of Operations

We believe the most significant factors that affect our business and results of operations include the following:

●	Our ability to obtain new clients and repeat business from existing clients. Revenues from individual clients typically grow over time as we seek to increase the number and scope of services provided to each client, and as clients increase the complexity and scope of the work outsourced to us. Therefore, our ability to obtain new clients, as well as our ability to maintain and increase business from our existing clients, has a significant effect on our results of operations and financial condition. During fiscal 2026, our revenue derived from our IT consulting services increased by 3.3% or $5.3 million from fiscal 2025, mainly due to increased demand from our existing clients. IT consulting services revenue from new clients amounted to approximately $4.8 million in fiscal 2026. IT consulting services revenue from new clients amounted to approximately $2.6 million in fiscal 2025.

●	Our ability to expand our portfolio of service offerings. We intend to increase our revenues by continuing to expand our service offerings, broaden our global operational footprint, providing quality service to our existing clients and attracting new clients. Through research and development, investments in and exploration of new technologies, targeted hiring and strategic acquisitions, we have proactively invested in broadening our existing service lines, including those for serving our specific industry verticals.

●	Our ability to attract, retain and motivate qualified employees. Our ability to attract, train and retain a large and cost-effective pool of qualified professionals, including our ability to leverage and expand our proprietary database of qualified IT professionals, to develop additional joint training programs with universities, and our employees’ job satisfaction, will affect our financial performance.

We use the following key operating metrics to oversee and manage the Company’s business: (i) developing new business and expanding relationships with existing and new clients; (ii) expanding our portfolio of service offerings and industry coverage through technology development, research and development, and strategic initiatives; (iii) leveraging the CLPS Academy, including the Talent Creation Program (“TCP”) and Talent Development Program (“TDP”), to train and develop qualified professionals to support client needs; and (iv) attracting, developing, and retaining employees to maintain a skilled workforce capable of meeting clients’ evolving requirements.

Our objective is to create value for both our clients and shareholders by enhancing our position as a leading IT services provider in the fintech industry in China. We believe our strategic initiatives will continue to generate our sales growth, allow us to focus on managing capital, leveraging costs and driving margins to produce profitability and return on investment for our stockholders.

Results of Operations

Results of Operations for Continuing Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	For the years ended June 30,
	2026	2025	2024

Revenue from third parties	$171,891,780	$164,229,721	$142,725,554
Revenue from related parties	319,551	251,693	87,172
Less: Cost of revenues from third parties	(141,279,868)	(127,987,226)	(109,795,857)
Less: Cost of revenue from related parties	(253,852)	(188,770)	(69,738)
Gross profit	30,677,611	36,305,418	32,947,131

Operating incomes (expenses):
Selling and marketing expenses	(4,173,712)	(5,180,682)	(4,573,344)
Research and development expenses	(6,668,643)	(5,815,555)	(7,155,949)
General and administrative expenses	(30,595,509)	(31,852,179)	(25,120,010)
Impairment of goodwill	(1,435,782)	(129,270)	-
Subsidies and other operating income	733,657	1,294,964	1,363,757
Total operating expenses	(42,139,989)	(41,682,722)	(35,485,546)
Loss from operations	(11,462,378)	(5,377,304)	(2,538,415)
Other income	858,058	1,237,678	1,251,465
Other expenses	(1,550,879)	(935,988)	(556,415)

Loss before income tax and share of (loss) income in equity investees	(12,155,199)	(5,075,614)	(1,843,365)
Provision for income taxes	216,939	947,529	160,725
Loss before share of (loss) income in equity investees	(12,372,138)	(6,023,143)	(2,004,090)
Share of (loss) income in equity investees, net of tax	(556,463)	(403,421)	156,780
Net loss	(12,928,601)	(6,426,564)	(1,847,310)
Less: Net income attributable to noncontrolling interests	252,758	623,170	482,655
Net loss attributable to CLPS Incorporation’s shareholders	$(13,181,359)	$(7,049,734)	$(2,329,965)

Basic losses per common share	(0.45)	(0.26)	(0.09)
Weighted average number of share outstanding – basic	29,377,255	27,533,182	25,213,012
Diluted losses per common share	(0.45)	(0.26)	(0.09)
Weighted average number of share outstanding – diluted	29,377,255	27,533,182	25,213,012

Supplemental information:
Non-GAAP (loss) income before income tax and share of income of equity investees	(8,748,962)	(2,478,434)	1,324,651
Non-GAAP net (loss) income	(9,522,364)	(3,829,384)	1,320,706
Non-GAAP net (loss) income attributable to CLPS Incorporation’s shareholders	(9,775,122)	(4,452,554)	838,051
Non-GAAP basic (losses) earnings per common share	(0.33)	(0.16)	0.03
Weighted average number of share outstanding – basic	29,377,255	27,533,182	25,213,012
Non-GAAP diluted (losses) earnings per common share	(0.33)	(0.16)	0.03
Weighted average number of share outstanding – diluted	29,551,271	27,533,182	25,213,012

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

For the year ended June 30, 2026
Cost of revenues	(141,533,720)
Less: share-based compensation expenses	(2,433)

Non-GAAP cost of revenues	(141,531,287)

Selling and marketing expenses	(4,173,712)
Less: share-based compensation expenses	(66,589)

Non-GAAP selling and marketing expenses	(4,107,123)

General and administrative expenses	(30,595,509)
Less: share-based compensation expenses	(1,901,434)
Non-GAAP general and administrative expenses	(28,694,075)

Loss before income tax and share of loss in equity investees	(12,155,199)
Add: share-based compensation expenses and impairment of goodwill	3,406,237
Non-GAAP loss before income tax and share of loss of equity investees	(8,748,962)

Net loss	(12,928,601)
Add: share-based compensation expenses and impairment of goodwill	3,406,238
Non-GAAP net loss	(9,522,363)

Net loss attributable to CLPS Incorporation’s shareholders	(13,181,359)
Add: share-based compensation expenses and impairment of goodwill	3,406,238
Non-GAAP net loss attributable to CLPS Incorporation’s shareholders	(9,755,121)

Weighted average number of share outstanding used in computing GAAP and non-GAAP basic losses	29,377,255
GAAP basic losses per common share	(0.45)
Add: share-based compensation expenses and impairment of goodwill	0.12
Non-GAAP basic losses per common share	(0.33)
Weighted average number of share outstanding used in computing GAAP diluted losses	29,377,255
Weighted average number of share outstanding used in computing non-GAAP diluted losses	29,551,271
GAAP diluted losses per common share	(0.45)
Add: share-based compensation expenses and impairment of goodwill	0.12
Non-GAAP diluted losses per common share	(0.33)

For the Years Ended June 30, 2026 and 2025

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

The following table presents our revenues by our service lines.

	For the Year ended June 30,
	2026		2025
	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

IT consulting services	$164,064,792	95.3%	$158,758,229	96.5%	5,306,743	3.3%
Customized IT solution services	5,949,195	3.5%	2,781,538	1.7%	3,167,658	113.9%
Academic education services	1,665,553	1.0%	2,047,049	1.2%	(381,496)	(18.6)%
Other IT services	531,790	0.3%	894,598	0.6%	(362,808)	(40.6)%
Total	172,211,331	100.0%	164,481,414	100.0%	7,729,917	4.7%

Our total revenues increased by approximately $7.7 million, or 4.7%, to approximately $172.2 million for the fiscal year ended June 30, 2026, from approximately $164.5 million for the fiscal year ended June 30, 2025.

For the year ended June 30, 2026, revenue derived from our IT consulting services increased by 3.3% to $164.1 million from $158.8 million in fiscal 2025, primarily driven by higher demand from overseas clients. For fiscal 2026 and 2025, 31.4% and 36.8% of our IT consulting services revenue were from international banks, respectively.

Revenue from customized IT solution services increased by $3.1 million, or 113.9%, to $5.9 million for the year ended June 30, 2026, from $2.8 million in the same period of the previous year. The increase was primarily driven by our continued investment in cutting-edge technologies, which enabled projects involving AI, RPA, and CAKU, among others to begin generating revenue during the fiscal year.

Revenue from academic education services decreased by $0.3 million, or 18.6%, to $1.7 million for the year ended June 30, 2026, from $2.0 million in the prior year period.

Revenue from other services decreased by $0.4 million, or 40.6%, to $0.5 million for the year ended June 30, 2026, from $0.9 million in the prior year period.

The number of clients increased to 359 for the year ended June 30, 2026 compared to 319 in the prior year period for IT service segment. Revenues from top five clients accounted for 39.9% and 41.2% of the Company’s total revenues for fiscal 2026 and 2025, respectively.

Revenue generated outside of mainland China for the year ended June 30, 2026 accounted for 36.4% of total revenue compared to 25.9% in the prior year period. driven by strong performance across our operations in the APAC region (excluding mainland China), which grew 45.2% year-over-year, reflecting the successful execution of the Company’s global expansion strategy.

Cost of revenues

Our cost of revenues mainly consisted of compensation benefit expenses for our IT professionals, travel expenses and material costs. Our cost of revenues increased by $13.3 million or 10.4% to approximately $141.5 million in fiscal 2026 from approximately $128.2 million in fiscal 2025 primarily due to the decrease in IT professional compensation costs. As a percentage of revenues, our cost of revenues was 82.2% and 77.9% for fiscal 2026 and 2025, respectively.

Gross profit and gross margin

Our gross profit decreased by $5.6 million, or 15.5%, to approximately $30.7 million in fiscal 2026 from approximately $36.3 million in fiscal 2025. Gross margin decreased to 17.8% in fiscal 2026 from 22.1% for the same period of last year.

Impairment of goodwill

Impairment of goodwill increased by $1.3 million to $1.4 million in fiscal 2026 from $0.1 million in fiscal 2025.

Selling and marketing expenses

Selling and marketing expenses primarily consisted of salary and compensation expenses relating to our sales and marketing personnel, and also included entertainment, travel and transportation, and other expenses relating to our marketing activities.

Selling and marketing expenses decreased by $1.0 million, or 19.4%, to $4.2 million in fiscal 2026 from $5.2 million in fiscal 2025. The decrease was primarily driven by streamlined client account management and adjustments to sales performance-based compensation in response to intensified market competition and evolving business conditions. Accordingly, as a percentage of sales, our selling and marketing expenses were 2.4% of revenues in fiscal 2026 compared to 3.1% in fiscal 2025.

Research and development (“R&D”) expenses

R&D expenses primarily consisted of compensation and benefit expenses relating to our research and development personnel as well as office overhead and other expenses relating to our R&D activities.

Our R&D expenses were $6.7 million in fiscal 2026, which increased by $0.9 million or 14.7% compared to $5.8 million in fiscal 2025, representing 3.9% and 3.5% of our total revenues for fiscal 2026 and 2025, respectively. The increase was primarily driven by higher R&D investment in emerging technologies, including AI, positioning the Company to capture anticipated growth in demand for customized IT solutions.

General and administrative expenses

General and administrative expenses primarily consisted of salary and compensation expenses relating to our finance, legal, human resources and executive office personnel, and included share-based compensation expenses, rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs.

General and administrative expenses decreased by $1.3 million, or 3.9%, to $30.6 million in fiscal 2026 from $31.9 million in the prior year.

Subsidies and other operating income

Subsidies and other operating income primarily included government subsidies which represented amounts granted by local government authorities as a general incentive for us to promote development of the local technology industry. The Company records government subsidies in subsidies and other operating income upon received and when there is no further performance obligation. Total government subsidies amounted to $0.7 million and $1.3 million for the fiscal years 2026 and 2025, respectively.

Loss before income taxes and share of loss in equity investees

Loss before income taxes and share of loss in equity investees increased by $7.1 million to a $12.2 million loss in fiscal 2026 from a $5.1 million loss in fiscal 2025. After the deduction of non-cash share-based compensation expenses and impairment of goodwill, non-GAAP loss before income taxes and share of loss in equity investees increased by $6.2 million, or 253.0%, to $8.7 million loss in fiscal 2026 from $2.5 million income in the same period of the previous year.

Provision for income taxes

Our provision for income taxes in fiscal 2026 decreased by $0.7 million to $0.2 million from $0.9 million provision for income taxes in fiscal 2025.

Share of loss income in equity investees, net of tax

The share of loss in equity investees, net of tax in fiscal 2026 was net equity investment loss of Fuson, net equity investment income of Lion X Investment VCC and net equity investment loss of Shanghai Qinhui. The share of loss in equity investees, net of tax in fiscal 2025 was net equity investment loss of Fuson, Lion X Investment VCC and Shanghai Qinhui.

Net loss

Net loss increased by $6.5 million, or 101.2%, to $12.9 million in fiscal 2026 from a net loss of $6.4 million in fiscal 2025. After the deduction of $3.4 million non-cash share-based compensation expenses and impairment of goodwill, the non-GAAP result was a net loss of $9.5 million in fiscal 2026, an increase of $5.7 million loss compared to the non-GAAP net loss of $3.8 million in the previous year.

Other comprehensive income (loss)

Foreign currency translation adjustments amounted to an income of $0.6 million and an income of $1.3 million for the years ended June 30, 2026 and 2025, respectively. The balance sheet amounts with the exception of equity as of June 30, 2026 were translated at 6.7851 RMB to 1.00 USD as compared to 7.1636 RMB to 1.00 USD as of June 30, 2025. The equity accounts were stated at their historical rate. The average translation rates applied to the income statement accounts for the years ended June 30, 2026 and 2025 were 6.9940 RMB to 1.00 USD and 7.2143 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S dollar terms without giving effect to any underlying change in our business or results of operations.

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

Other comprehensive income (loss)

Foreign currency translation adjustments amounted to an income of $1.3 million and a loss of $0.4 million for the years ended June 30, 2025 and 2024, respectively. The balance sheet amounts with the exception of equity as of June 30, 2025 were translated at 7.1636 RMB to 1.00 USD as compared to 7.2672 RMB to 1.00 USD as of June 30, 2024. The equity accounts were stated at their historical rate. The average translation rates applied to the income statement accounts for the years ended June 30, 2025 and 2024 were 7.2143 RMB to 1.00 USD and 7.2248 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S dollar terms without giving effect to any underlying change in our business or results of operations.

Cash Flows through Our Organization

CLPS Incorporation is a holding company with no operations of its own. We conduct our operations primarily through our subsidiaries in mainland China. As a result, although other means are available for us to obtain financing at the holding company level, CLPS Incorporation’s ability to pay dividends to its shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to CLPS Incorporation. In addition, our PRC subsidiaries are permitted to pay dividends to CLPS Incorporation only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds. Under PRC law, CLPS Incorporation may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. The subsidiaries have not declared or paid any cash dividends to the holding company. CLPS Incorporation paid special cash dividends of $0.13, $0.10, and $0.05 per share of common stock on November 24, 2024, December 13, 2023, and January 10, 2023, respectively. The Company provides cash support to its subsidiaries according its business development plan. For fiscal years 2024, 2025, and 2026, the Company provided cash support to its subsidiaries in mainland China, Singapore and Hong Kong SAR. The amounts were offset when the Company’s consolidated financial statements were prepared. The balances due from subsidiaries to the Company were US$36.2 million, US$34.8 million, and US$33.0 million as of June 30 for fiscal 2024, 2025, and 2026, respectively. The subsidiaries provide cash support to the Company according to its business development plan. The balances due to subsidiaries from the Company were US$24.8 million, US$23.3 million and US$23.4 million as of June 30 for fiscal 2024, 2025 and 2026 respectively. The balances were reflected in the section “PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION” in our financial statements for fiscal 2024, 2025, and 2026, respectively. For the years ended June 30, 2024, 2025, and 2026, cash and cash equivalents of PRC companies were RMB102.5 million (US$14.1 million), RMB116.7 million (US$16.3 million), and RMB 80.5 million (US$11.9 million), respectively.

Liquidity and Capital Resources

On February 23, 2021, the Company entered into an agreement with Maxim Group LLC (“Maxim”) that Maxim would serve as a Placement Agent for the Company in connection with the proposed offering of registered securities of the Company, including shares of the Company’s common stock. On February 28, 2021, the Company entered into a securities purchase agreement (“SPA”) with certain accredited investors. According to the SPA, the Company agreed to sell 2,666,666 shares of the Company’s common stock and issue unregistered warrants to purchase up to an additional 2,666,666 shares of common stock in the concurrent private placement transaction (the transaction). On March 3, 2021, the Company issued 2,666,666 Common Shares at US$6.00 per share to those investors, with a par value of $0.0001 per share, and issued 2,666,666 warrants, generating total gross proceeds of $15,999,996. Net proceeds from the transaction after issuance cost of $1,317,119 were $14,682,877 which was allocated to Common Shares and warrants issued on their relative fair value basis of $11,131,829 and $3,551,048, respectively. All 2,666,666 unexercised warrants expired on September 3, 2026.

As of June 30, 2026, we had cash and cash equivalents of approximately $25.5 million. Our current assets were approximately $77.7 million, and our current liabilities were approximately $53.2 million. Total shareholders’ equity as of June 30, 2026 was approximately $47.2 million. We believe that we will have sufficient working capital to operate our business for the next 12 months from the issuance date of this report.

A substantially portion of our operations is conducted in China and all of our revenue, expenses, cash and cash equivalents are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of June 30, 2026, cash and cash equivalents of approximately RMB 80.5 million ($11.9 million), SGD 2.8 million ($2.1 million), HKD 73.2 million ($9.3 million), INR 5.8 million ($0.06 million), MYR 2.2 million ($0.5 million), JPY 111.8 million ($0.7 million), USD 0.6 million, PHP 3.7 million ($0.06 million), CAD 0.09 million ($0.06 million), IDR 569.3 million ($0.03 million), and AED 0.2 million ($0.04 million) were held by the Company and its subsidiaries in mainland China, Singapore, Hong Kong, India, Malaysia, Japan, the United States of America, the Philippines, Canada, Indonesia, and the United Arab Emirates, respectively. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. The Company plans to fund working capital through its operations, bank borrowings and additional capital contribution from shareholders. Our operating cash flow was negative for the year ended June 30, 2026. We have historically funded our working capital needs primarily from operations, advance payments from customers and loans from shareholders. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our sales contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended June 30,
	2026	2025	2024
Net cash (used in) provided by operating activities	$(380,562)	$(2,544,043)	$8,925,234
Net cash used in investing activities	(1,159,485)	(1,754,121)	(12,251,016)
Net cash (used in) provided by financing activities	(1,821,797)	2,900,116	10,193,143
Effect of exchange rate change	639,001	430,696	(28,482)
Net (decrease) increase in cash	(2,713,843)	(967,352)	6,838,879
Cash and cash equivalents at the beginning of the year	28,173,160	29,140,512	22,301,633
Cash and cash equivalents at the end of the year	25,459,317	28,173,160	29,140,512

Operating Activities

Net cash used in operating activities was approximately $0.4 million in fiscal 2026, including net loss of $12.9 million, adjusted for non-cash items of $13.7 million and negative adjustments for changes in operating assets and liabilities of $1.1 million. The adjustments for changes in operating assets and liabilities mainly included the decrease in accounts receivable of $4.9 million. The adjustments for changes in operating assets and liabilities also included an increase in prepayment, deposits, and other assets of $2.2 million, a decrease in salaries and benefits payable of $1.2 million, a decrease in accounts payable and other liabilities of $3.1 million, and an increase in tax payables of $0.5 million in fiscal 2026.

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

Investing Activities

Net cash used in investing activities was approximately $1.2 million in fiscal 2026, primarily due to our purchase of property and equipment of $0.6 million, acquisition of intangible assets of 0.1 million, repayments from related parties of $0.8 million, loans provided to related parties of $1.0 million, acquisition of long-term investments of $0.6 million, return of long-term investment of $0.2 million, purchase of short-term investments of $0.9 million, and maturities of short-term investments of $1.0 million, to better manage opportunities and capitalize on the growth potential in the IT consulting related industry and academic education industry.

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

Financing Activities

Net cash used in financing activities was approximately $1.8 million in fiscal 2026. During the fiscal 2026, we had bank loans of approximately $26.5 million, repaid loans of approximately $28.2 million, and repurchase of ordinary shares of $0.1 million.

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

Capital Expenditures

The Company made capital expenditures of $0.6 million, $1.3 million, and $2.1 million for the years ended June 30, 2026, 2025, and 2024, respectively. In these periods, our capital expenditures were mainly used for purchases of office building and office equipment. The Company will continue to make capital expenditures to meet the expected growth of its business.

Impact of Inflation

We do not believe the impact of inflation on our company is material. Our operations are in China, where inflation rates have remained relatively stable over the past two years: 0.0% in 2025 and 0.2% in 2024.

Contractual Obligations

The Company’s subsidiaries lease office spaces under various operating leases. Operating lease expenses amounted to $2,388,397, $2,166,911, and $1,514,162, for the years ended June 30, 2026, 2025, and 2024, respectively. The following table sets forth our contractual obligations and commercial commitments as of June 30, 2026:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	More than 3 Years

Operating lease arrangements	$2,982,920	$1,860,159	$1,122,761	$-
Bank loans	$30,289,459	$30,289,459	-	-
Total	$33,272,379	$32,149,618	$1,122,761	$-

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements and undisclosed material cash requirement for the year ended June 30, 2026 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

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

IT consulting services

IT consulting services are time-and-expense basis contracts. The series of IT consulting services are substantially the same from day to day, and each day of the service is considered to be distinct and separately identifiable as it benefits the customer daily. Further, the uncertainty related to the service consideration is resolved on a daily basis as we satisfy our obligation to perform IT service daily with enforceable right to payment for performance completed to date. Thus, revenue is recognized as service is performed and the customer simultaneously receives and consumes the benefits from the service daily. Payment terms and conditions vary by customer and are based on the billing schedule established in our contracts with customers, but the Company generally provides credit terms to customers ranging from one to three months. Therefore, we have determined that our contracts do not include a significant financing component.

Customized IT solution service

Customized IT solution contracts require us to perform services for systems design, planning and integrating based on customers’ specific needs which requires significant production and customization. The required customization work period is generally less than one year. Upon delivery of the services, customer acceptance is generally required. In the same contract, we are generally required to provide post-contract customer support (“PCS”) for a period from three months to one year (“PCS period”) after the customized application is delivered. The type of service for PCS is stand-ready service on when-and-if-available basis.

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

Differences between the timing of billings and the recognition of revenues are recorded as contract assets which are included in the prepayments, deposits and other assets, net, or contract liabilities on the consolidated balance sheets. Contract assets are classified as current assets and the full balance is reclassified to accounts receivables when the right to payment becomes unconditional. There is no significant financing component.

Costs incurred in advance of revenue recognition arising from direct and incremental staff costs in respect of services provided under the fixed fee contracts according to the customer’s requirements prior to the delivery of services are recorded as deferred contract costs which are included in the prepayments, deposits and other assets, net on the consolidated balance sheets. Such deferred contract costs are recognized upon the recognition of the related revenues.

Academic education service

We engage in providing programs, short courses, and workshops to train and help individuals and professionals in counselling, psychology, and allied health and science.

Our academic education service revenue from the provision of formal educational services is in consideration of fixed amounts of tuition. The typical service period for academic education revenue ranges from 6 to 15 months.

Tuition fees from the provision of formal education services received from students are generally paid in advance prior to the beginning of each course, and are initially recorded as contract liabilities, which are reflected as a current liability as such amounts represent revenue that we expect to recognize within one year. Tuition fees from the provision of formal education services are recognized proportionately over the relevant period of the respective program.

Other contracts

Other contracts primarily comprise of the sales of headhunting services, consulting, administrative services and software. Revenue from headhunting services is recognized at a point in time when control is transferred to the customers, which generally occurs when the goods or services are accepted by customers. Revenue from consulting and administrative services is recognized over time as the customer simultaneously receives and consumes the benefits from the service as we perform.

The balances of contract assets were $698,006 and $320,348 as of June 30, 2026 and 2025, respectively, which were included in prepayments, deposits and other assets, net on the consolidated balance sheets. The decrease in contract assets is mainly due to the difference between the timing of billings and the recognition of customized IT solution revenues. The balances of contract liabilities were $2,705,511 and $2,470,135 as of June 30, 2026 and 2025, respectively. The balance related to unsatisfied performance obligations under IT solution service is expected to be recognized as revenues over the remaining contract period. The increase in contract liabilities is mainly due to a significant rise in new projects with uncompleted acceptance at period-end. Revenue recognized in the year ended June 30, 2026 that was included in the contract liability balance at the beginning of the period was $2,295,328. This revenue was driven primarily by IT solution service performance obligations being satisfied.

We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed.

Revenue includes reimbursements of travel and out-of-pocket expense, with equivalent amounts of expense recorded in cost of revenues.

We are subject to value added tax (the “VAT”) that is imposed on and concurrent with the revenues earned for services provided in mainland China. Our applicable value added tax rate is 6%. VAT are recorded as reduction of revenues when incurred.

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

$1,435,782 and $129,270 were recorded as impairment of goodwill for the year ended June 30, 2026 and 2025, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The following table sets forth our executive officers and directors, their ages and the positions held by them, as of the date of this Annual Report:

Name	Age	Position
Xiao Feng Yang	63	Chairman of the Board
Raymond Ming Hui Lin	62	Chief Executive Officer and Director
Rui Yang	43	Chief Financial Officer
Li Li	50	President
Jin He Shao(1)(4)	59	Independent Director
Jiajia Lu(3)	49	Independent Director
Kee Chong Seng(2)	74	Independent Director

(1)	Chair of the Audit Committee.

(2)	Chair of the Compensation Committee.

(3)	Chair of the Nominating Committee.

(4)	Audit Committee Financial Expert.

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

Limitation on Liability and Other Indemnification Matters

The Companies Act does not limit the extent to which Memorandum and Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty of such directors or officers’ willful default or fraud.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

B. Compensation

Executive Compensation

The following table shows the annual compensation paid by us for the years ended June 30, 2026, 2025, and 2024.

Name/principal position	Year	Salary	Equity Compensation	All Other Compensation	Total Paid
Xiao Feng Yang, Chairman of the Board(1)	2026	$108,461	$—	$—	$108,461
	2025	$106,011	$—	$—	$106,011
	2024	$104,002	$—	$—	$104,002

Raymond Ming Hui Lin, CEO and Director(2)	2026	$289,050	$—	$—	$289,050
	2025	$279,486	$—	$—	$279,486
	2024	$202,072	$—	$—	$202,072

Rui Yang, CFO(3)	2026	$200,978	$—	$—	$200,978
	2025	$193,214	$—	$—	$193,214
	2024	$154,908	$—	$—	$154,908

Li Li, President(4)	2026	$236,224	$—	$—	$236,224
	2025	$224,061	$—	$—	$224,061
	2024	$189,907	$—	$—	$189,907

Jin He Shao, Independent Director(5)	2026	$18,000	$—	$—	$18,000
	2025	$18,000	$—	$—	$18,000
	2024	$18,000	$—	$—	$18,000

Kee Chong Seng, Independent Director(6)	2026	$18,000	$—	$—	$18,000
	2025	$18,000	$—	$—	$18,000
	2024	$18,000	$—	$—	$18,000

Jiajia Lu, Independent Director(7)	2026	$18,000	$—	$—	$18,000
	2025	$18,000	$—	$—	$18,000
	2024	$1,500	$—	$—	$1,500

(1)	Appointed Chairman effective as of December 9, 2017 and President effective from December 9, 2017 to August 19, 2020.

(2)	Appointed Chief Executive Officer effective as of December 9, 2017.

(3)	Appointed Chief Financial Officer effective as of December 17, 2020 and Acting Chief Financial Officer effective from November 1, 2019 to December 16, 2020.

(4)	Appointed President effective as of July 1, 2024 and Chief Operating Officer from June 2019 to June 2024.

(5)	Appointed Independent Director effective as of January 2018.

(6)	Appointed Independent Director effective as of September 2019.

(7)	Appointed Independent Director effective as of June 2024.

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

Outstanding Equity Incentive Awards at Fiscal Year-End

On April 24, 2023, our annual meeting of shareholders approved the 2023 Equity Incentive Plan (the “2023 Plan”). All of our employees, officers, and directors, and consultants are eligible to be granted options, restricted stock awards, stock unit awards, or stock appreciate rights (each, an “Award”) under the 2023 Plan. The 2023 Plan is currently administered by the Board, which has all the power to administer the 2023 Plan according to its terms, including the power to grant Awards, determine who may be granted Awards and the types and amounts of Awards to be granted, prescribe Award agreements, and establish programs for granting Awards. Awards may be made under the 2023 Plan for up to 20,000,000 of our Common Shares. 6,036,127 restricted shares have been vested under the 2023 Plan as of today.

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

Director Compensation

All directors are not subject to a term of office and hold office until such time as they resign or are removed from office by resolution of our shareholders Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive $1,500 per month for serving as directors and may receive option grants from our company.

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

Employment Agreements

Xiao Feng Yang Employment Agreement

On December 9, 2017, we entered into an employment agreement with Xiao Feng Yang pursuant to which he agreed to serve as our Chairman and President. The agreement provides for an annual base salary of RMB144,000 and HK$566,472 (a total of approximately USD94,100) payable in accordance with the Company’s ordinary payroll practices. Under the terms of the agreement, commencing with the year ended June 30, 2018, Mr. Yang is entitled to receive an annual cash bonus, the extent and timing of which are to be determined by the Company’s Compensation Committee. Mr. Yang is also entitled to reimbursement of reasonable expenses, as well as vacation, sick leave, health, and other benefits customary to agreements of this nature. Mr. Yang resigned from his position as President in August 2020, but he continues to serve as the Company’s Chairman.

Raymond Ming Hui Lin Employment Agreement

On December 9, 2017, we entered into an employment agreement with Raymond Ming Hui Lin pursuant to which he agreed to serve as our Chief Executive Officer. The agreement provides for an annual base salary of RMB 144,000 and HKD 389,880 (a total of approximately USD 71,400) payable in accordance with the Company’s ordinary payroll practices. Under the terms of the agreement, commencing with the year ended June 30, 2018, Raymond Ming Hui Lin will be entitled to receive an annual cash bonus the extent and timing of which are to be determined by the Company’s Compensation Committee; he is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. The term of the agreement shall expire on December 8, 2022, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at our election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by him for “good reason” (as defined in the agreement), Raymond Ming Hui Lin shall be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Raymond Ming Hui Lin has agreed not to compete with us for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Rui Yang Employment Agreement

On November 1, 2019, we entered into an employment agreement with Rui Yang, pursuant to which she agreed to serve as our Acting Chief Financial Officer. Ms. Yang was appointed as our Chief Financial Officer effective as of December 17, 2020, as supplemented by a salary adjustment letter in 2022. The agreement provides for an annual salary of HKD 1,050,000 (a total of approximately USD 133,879) payable in accordance with the Company’s ordinary payroll practices. Under the terms of the agreement, commencing with the year ended June 30, 2020, Ms. Yang will be entitled to receive an annual cash bonus the extent and timing of which are to be determined by the Company’s Compensation Committee; she is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. The term of the agreement shall expire on October 2024, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of her salary through the date of her termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of her benefits under the agreement. If her employment is terminated at our election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by her for “good reason” (as defined in the agreement), Rui Yang shall be entitled to receive severance payments equal to 9 months’ of her base salary and a pro rata portion of her target annual bonus for the year when termination occurs. Rui Yang has agreed not to compete with us for 9 months after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Li Li Employment Agreement

On June 11, 2019, we entered into an employment agreement with Li Li pursuant to which he agreed to serve as our Chief Operating Officer. Mr. Li was appointed as President effective as of July 1, 2024. The agreement provides an annual salary of RMB 360,000 and HKD 273,600 (approximately USD 85,200) and 12,000 shares of common stock having been granted in June 2020. Under the terms of the agreement, commencing with the year ended June 30, 2019, Li Li will be entitled to receive an annual cash bonus the extent and timing of which are to be determined by the Company’s Compensation Committee; he is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. The term of the agreement shall expire on June 2022; which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at our election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by him for “good reason” (as defined in the agreement), Li Li shall be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Li Li has agreed not to compete with us for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

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

Under the NASDAQ rules we are only required to maintain a board of directors comprised of at least 50% independent directors, and an audit committee of at least three members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934. There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

While it is deemed a “controlled company” under the NASDAQ Marketplace Rules (specifically, as defined in Rule 5615(c)), the Company does not intend to avail itself of the corporate governance exemptions afforded to a controlled company under the NASDAQ Marketplace Rules. Similarly, the Company intends to comply with all applicable NASDAQ corporate governance requirements irrespective of its “foreign private issuer” status other than the rules as described in Item 16G of this annual report.

Our board plays a significant role in our risk oversight. The board has overall responsibility for overseeing our risk management framework, while our management is responsible for identifying, assessing and managing the material risks arising from our business and operations. As such, it is important for us to have our Chief Executive Officer serve on the board as he plays key roles in the risk oversight of the Company. As a company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

Our board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Jin He Shao, Kee Chong Seng, and Jiajia Lu are “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, our independent directors meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

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

Audit Committee

The Audit Committee is responsible for, among other matters:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm the independence of its members from the Company and its management;

●	reviewing with our independent registered public accounting firm the scope and results of its audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

●	coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures;

●	establishing procedures for the confidential and/or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

●	reviewing and approving related-party transactions.

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

The Compensation Committee is responsible for, among other matters:

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

The Nominating Committee is responsible for, among other matters:

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

Our Nominating Committee consists of Jin He Shao, Kee Chong Seng, and Jiajia Lu, with Ms. Lu serving as chair of the Nominating Committee. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

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

	2026	2025	2024
Number of Employees	3,705	3,534	3,325

E.	Share Ownership

See Item 7 below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

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

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of September 18, 2018 through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all Common Shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. None of the stockholders listed in the table are located in the United States and none of the Common Shares held by them are located in the United States. Applicable percentage ownership is based on 29,860,906 Common Shares outstanding as of October 5, 2026. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o CLPS Incorporation, c/o Unit 1000, 10th Floor, Millennium City III, 370 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR.

Name of Beneficial Owner	Common Shares	Ownership% (1)

Xiao Feng Yang (2)(7)	5,792,950	19.40%
Raymond Ming Hui Lin (3)(6)(7)	8,632,873	28.91%
Rui Yang (4)(6)	1,118,788	3.75%
Li Li (6)(8)	1,163,863	3.90%
Jin He Shao (5)(7)	25,000	*
Kee Chong Seng (7)(9)	38,500	*
Jiajia Lu (7)(10)	8,000	*

All directors and executive officers as a group (7 persons)	16,779,974	56.19%

Qinrui Ltd. (2)	5,052,000	16.92%
Qinhui Ltd. (3)	6,999,996	23.44%

5% or greater beneficial owners as a group	12,051,996	40.36%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Common Shares or the power to receive the economic benefit of the Common Shares.

(2)	A British Virgin Islands corporation with the mailing address of c/o Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG 1110, British Virgin Islands, with Xiao Feng Yang as its sole shareholder. Represents vested portion of the restricted stock granted dated as of August 16, 2023. The total grant of 75,000 Common Shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of July 11, 2024. The total grant of 75,000 Common Shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 18, 2025. The total grant of 50,000 Common Shares vests in whole immediately on the grant date of award. Includes a transfer of 76,000 Common Shares from Xiao Feng Yang to Qinrui Ltd. executed on October 2025.

(3)	A British Virgin Islands corporation with the mailing address of c/o Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG 1110, British Virgin Islands, with Raymond Ming Hui Lin as its sole shareholder. As such, Mr. Lin is deemed to be the owner of all shares of the Company held by this entity. Represents vested portion of the restricted stock granted dated as of August 16, 2023. The total grant of 530,000 Common Shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of July 11, 2024. The total grant of 536,000 Common Shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of July 11, 2024. The total grant of 536,000 Common Shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 18, 2025. The total grant of 491,000 Common Shares vests in whole immediately on the grant date of award.

(4)	Represents vested portion of the restricted stock granted dated as of August 16, 2023. The total grant of 250,000 Common Shares vests in whole immediately on the grant date of award. From September 24, 2022 to September 24, 2023, a total of 28,738 shares were disposed of in various occasions, resulting in the net increased holding of 383,262 shares. Represents vested portion of the restricted stock granted dated as of July 11, 2024. The total grant of 300,000 Common Shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 18, 2025. The total grant of 150,000 Common Shares vests in whole immediately on the grant date of award. Represents the vested portion of the restricted stock granted on August 23, 2021. The total grant was 48,000 common shares, of which 12,000 shares vested on November 1, 2025.

(5)	Represents vested portion of the restricted stock granted dated as of August 16, 2023. The total grant of 3,000 Common Shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of July 11, 2024. The total grant of 3,000 Common Shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 18, 2025. The total grant of 5,000 Common Shares vests in whole immediately on the grant date of award.

(6)	Executive officer.

(7)	Director.

(8)	Represents vested portion of the restricted stock granted dated as of August 16, 2023. The total grant of 150,000 Common Shares vests in whole immediately on the grant date of award. From September 24, 2022 to September 24, 2023, a total of 12,725 shares were acquired from the market. Represents vested portion of the restricted stock granted dated as of July 11, 2024. The total grant of 150,000 Common Shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 18, 2025. The total grant of 150,000 Common Shares vests in whole immediately on the grant date of award.

(9)	Represents vested portion of the restricted stock granted dated as of November 14, 2022. The total grant of 2,000 Common Shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 16, 2023. The total grant of 3,000 Common Shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of July 11, 2024. The total grant of 3,000 Common Shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 18, 2025. The total grant of 5,000 Common Shares vests in whole immediately on the grant date of award.

(10)	Represents vested portion of the restricted stock granted dated as of July 11, 2024. The total grant of 3,000 Common Shares vests in whole immediately on the grant date of award. Represents vested portion of the restricted stock granted dated as of August 18, 2025. The total grant of 5,000 Common Shares vests in whole immediately on the grant date of award.

As of October 5, 2026, there were 8 holders of record entered in our share register, of which no holders were U.S. residents. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B.	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with us as of and for the years presented consisted of:

Related Party	Relationship with the Company
Xiao Feng Yang	Chairman of the Board
Raymond Ming Hui Lin	CEO of the Company
EMIT	Equity investee of the Company
Beijing Bright Technology Co., Ltd (“Beijing Bright”)	Noncontrolling interest shareholder of JAJI China
UniDev	Equity investee of the Company
Fuson Group	Equity investee of the Company
Shanghai Qinhui	Equity investee of the Company
MCT	Noncontrolling interest shareholder of MSCT
Qin Er Lin	Immediate family member of the CEO

(a) Related party balances

The balances due from related parties were as follows:

	As of June 30,
	2026	2025
Due from related parties, current:
Fuson Group (a)	4,326,239	4,628,295
Qin Er Lin	11,741	-
UniDev	9,432	-
Less: allowance for credit losses	(3,921,239)	(253,700)
Total	1,085,005	4,374,595

Due from related parties, non-current:
Fuson Group (b)	1,537,639	2,069,730
Qin Er Lin (c)	52,018
Less: allowance for credit losses	-	(123,770)
Total	1,589,657	1,945,960

(a)	The balances represent loans due from Fuson Group which should be repaid within one year. The interest rates for the loans ranged from 3.5% to 4.10% and 4.0% to 4.10% as of June 30, 2026 and 2025, respectively.

(b)	The balance represents loans due from Fuson Group with 6.50% interest rate, which should be repaid within 30 months.

(c)	The balance represent the loan due from Qin Er Lin which should be repaid within five years. The interest rates for the loan was 4.0% as of June 30, 2026.Qin Er Lin repaid the loan from related parties on October 8, 2026.

Loans due from Fuson Group are carried at the original loan principal balances less allowance for credit loss. The estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of comprehensive loss.

The balances due to related parties were as follows:

	As of June 30,
	2026	2025
Due to related parties:
Shanghai Qinhui	58,732	-
Fuson Group	14,711	14,917
MCT	1,951	4,188
UniDev	-	2,779
Total	75,394	21,884

As of June 30, 2026, the balance due to related parties primarily consisted of the loan from Shanghai Qinhui, which is repayable within one year and bears an interest rate of 0%, and unpaid administrative fees payable to MCT and UniDev.

As of June 30, 2025, the balance due to related parties mainly represented deposits received from Fuson Group and unpaid administrative fees payable to MCT and UniDev

(b) Related party transactions

	For the year ended
	2026	2025	2024
a) Consulting services provided to related parties
Fuson Group	80,775	116,760	87,172

b) Solution services provided to related parties
Fuson Group	238,776	-	-

c) Services provided by related parties
UniDev	7,206	35,396	165,676
Fuson Group	27,166	13,758	18,894
Beijing Bright	2,135	4,830	-
	36,507	53,984	184,570

d) Loans provided to related parties
Fuson Group	959,360	2,984,351	6,043,329
Qin Er Lin	64,006	-	-
Beijing Bright	-	-	415,236
UniDev	-	-	55,365
	1,023,366	2,984,351	6,513,930
e) Repayment of loans from related parties
Fuson Group	811,272	2,936,754	194,897
Beijing Bright	-	-	415,236
UniDev	-	-	193,777
	811,272	2,936,754	803,910
f) Interest income received from related parties
Fuson Group	128,157	293,103	14,481
UniDev	-	-	8,549
Beijing Bright	-	-	2,907
	128,157	293,103	25,937

g) Loans provided by related parties
Qinhui	56,977	-	-

h) Rental income from related party
Fuson Group	59,071	59,241	59,016

i) Other revenue from related party
Fuson Group	-	134,933	61,244

C.	Interests of Experts and Counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

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

The following table sets forth, for the calendar months indicated and through June 30, 2026, the monthly high and low sale prices for our shares, as reported on NASDAQ Stock Market. The closing price for the Company’s securities on October 14, 2026 was $1.00 per share.

	Shares
	High	Low

Monthly Highs and Lows
June 2026	$1.05	$0.84
July 2026	$0.95	$0.80
August 2026	$1.10	$0.85
September 2026	$1.09	$0.96

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 0.2% in fiscal 2024, appreciated by 1.4% in fiscal 2025 and further appreciated by 5.3% in fiscal 2026, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

On February 28, 2021, the Company entered into a securities purchase agreement (“SPA”) with certain accredited investors. According to the SPA, the Company agreed to sell 2,666,666 shares of the Company’s common stock and issue unregistered warrants to purchase up to an additional 2,666,666 shares of common stock in the concurrent private placement transaction (the transaction). On March 3, 2021, the Company issued 2,666,666 Common Shares at US$6.00 per share to those investors, with a par value of $0.0001 per share, and issued 2,666,666 warrants, generating total gross proceeds of $15,999,996. Net proceeds from the transaction after issuance cost of $1,317,119 were $14,682,877 which was allocated to Common Shares and warrants issued on their relative fair value basis of $11,131,829 and $3,551,048, respectively. All 2,666,666 unexercised warrants expired on September 3, 2026.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 (“Exchange Act”) Rules 13a-15(e) or 15d-15(e)) as of June 30, 2026 as required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15.

Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded as of June 30, 2026, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2026. In making this assessment, management used the framework set forth in the report Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of June 30, 2026.

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

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended June 30, 2026, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services billed by Ernst & Young Hua Ming LLP for the period indicated:

	June 30, 2026	June 30, 2025
	USD’000	USD’000
Audit Fees	$538	$485
Audit Related Fees	-	5
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$538	$490

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

On February 4, 2026, our board of directors authorized a share repurchase program, under which we are authorized to repurchase up to 1,000,000 of our outstanding Common Shares in the open market at prevailing market prices, specifically when the Company’s share price is below US$2.00 per share. The Share Repurchase Program commenced on February 5, 2026 and will conclude on November 4, 2026. It permitted us to purchase shares from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, all in accordance with the rules of the SEC and other applicable legal requirements. The specific timing, price and size of the purchases depend on prevailing share prices, general economic and market conditions, and other considerations consistent with the Company’s capital allocation strategy. The program does not obligate CLPS to purchase any dollar amount or number of shares and may be suspended or discontinued at the Company’s discretion at any time. The repurchased shares are presented as “treasury shares” in shareholder’s equity on our consolidated balance sheets. Treasury shares are accounted for under the cost method.

The table below is a summary of our share repurchases in the periods indicated. All shares were repurchased in the open market pursuant to the Share Repurchase Programs.

Period	Total Number of Common Shares Purchased	Average Price Paid Per Common Shares	Total Number of Common Shares Purchased as Part of Publicly Announced Program	Approximate U.S. Dollar Value of Common Shares that May Yet Be Purchased Under the Program
February 2026	—	$—	—	2,000,000
March 2026	22,389	$1.00	22,389	1,977,621.80
April 2026	21,298	$0.99	21,298	1,956,547.72
May 2026	34,585	$0.98	34,585	1,922,690.35
June 2026	60,548	$0.99	60,548	1,862,645.45
Total	138,820	$—	138,820	—

Subsequent to June 30, 2026 and through October 5, 2026, the Company has repurchased 86,503 Common Shares at an aggregate consideration of approximately $84.4 thousand under the Company’s Share Repurchase Program.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Global Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards of the Nasdaq Stock Market LLC. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. We opt to follow home country practice in lieu of the requirement under Nasdaq Rule 5620(a) to hold an annual general meeting of shareholders no later than one year after the end of each fiscal year.

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

CLPS Incorporation

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED June 30, 2026, 2025 AND 2024

CLPS Incorporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of CLPS Incorporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CLPS Incorporation (the Company) as of June 30, 2026 and 2025, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2026, in conformity with U.S. generally accepted accounting principles.

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

Shanghai, the People’s Republic of China

October 16, 2026

CLPS Incorporation

CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars (“$”), except for number of shares)

		As of June 30,
	Notes	2026	2025
ASSETS
Current assets:
Cash and cash equivalents		25,059,596	28,173,160
Restricted cash		399,721	-
Short-term investments	9	918,525	896,949
Accounts receivable, net	3	42,460,092	44,891,161
Prepayments, deposits and other assets, net	4	7,731,245	7,441,565
Amounts due from related parties	12	1,085,005	4,374,595
Total Current Assets		77,654,184	85,777,430

Non-current assets:
Property and equipment, net	5	19,950,121	21,212,463
Intangible assets, net	6	1,811,370	2,055,102
Goodwill	7	-	1,435,782
Operating lease right-of-use assets	8	2,312,396	3,407,995
Long-term investments	9	2,178,538	1,718,995
Prepayments, deposits and other assets, net	4	723,177	481,761
Amounts due from related parties	12	1,589,657	1,945,960
Deferred tax assets, net	13	59,691	73,942
Total Assets		106,279,134	118,109,430

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loans	10	30,289,459	30,217,329
Accounts payable		1,543,603	2,515,207
Accrued expenses and other current liabilities		527,704	260,880
Tax payables	13	2,961,192	2,463,706
Contract liabilities		2,705,511	2,470,135
Salaries and benefits payable	11	13,438,704	14,062,007
Operating lease liabilities	8	1,633,586	2,348,195
Amounts due to related parties	12	75,394	21,884
Total current liabilities		53,175,153	54,359,343

Non-current liabilities:
Operating lease liabilities	8	751,363	1,301,369
Deferred tax liabilities	13	204,600	251,812
Unrecognized tax benefits	13	4,012,722	3,715,163
Other non-current liabilities		946,771	896,747
Total Liabilities		59,090,609	60,524,434

 The accompanying notes are an integral part of these consolidated financial statements.

CLPS Incorporation

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

		As of June 30,
	Notes	2026	2025
Commitments and Contingencies	14

Shareholders’ Equity:
Common shares, $0.0001 par value, 100,000,000 shares authorized; 29,854,852 shares issued and outstanding as of June 30, 2026; 27,988,452 shares issued and outstanding as of June 30, 2025	18	2,986	2,799
Additional paid-in capital	18	62,148,120	60,177,851
Treasury shares		(132,303)	-
Statutory reserves	18	6,014,347	5,853,445
Accumulated deficit		(20,744,064)	(7,401,803)
Accumulated other comprehensive loss	18	(2,493,879)	(3,095,507)
Total CLPS Incorporation’s Shareholders’ Equity		44,795,207	55,536,785

Noncontrolling interests	19	2,393,318	2,048,211

Total Shareholders’ Equity		47,188,525	57,584,996

Total Liabilities and Shareholders’ Equity		106,279,134	118,109,430

The accompanying notes are an integral part of these consolidated financial statements.

CLPS Incorporation

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in U.S. dollars (“$”), except for number of shares)

		For the year ended June 30,
	Notes	2026	2025	2024

Revenue from third parties		171,891,780	164,229,721	142,725,554
Revenue from related parties	12	319,551	251,693	87,172
Total revenue	20	172,211,331	164,481,414	142,812,726

Cost of revenue from third parties		(141,279,868)	(127,987,226)	(109,795,857)
Cost of revenue from related parties		(253,852)	(188,770)	(69,738)
Total cost of revenue		(141,533,720)	(128,175,996)	(109,865,595)

Gross profit		30,677,611	36,305,418	32,947,131

Operating income (expenses):
Selling and marketing expenses		(4,173,712)	(5,180,682)	(4,573,344)
Research and development expenses		(6,668,643)	(5,815,555)	(7,155,949)
General and administrative expenses		(30,595,509)	(31,852,179)	(25,120,010)
Impairment of goodwill	7	(1,435,782)	(129,270)	-
Subsidies and other operating income		733,657	1,294,964	1,363,757
Total operating expenses		(42,139,989)	(41,682,722)	(35,485,546)
Loss from operations		(11,462,378)	(5,377,304)	(2,538,415)
Other income		858,058	1,237,678	1,251,465
Other expenses		(1,550,879)	(935,988)	(556,415)
Loss before income tax and share of income (loss) in equity investees		(12,155,199)	(5,075,614)	(1,843,365)
Provision for income taxes	13	216,939	947,529	160,725
Loss before share of income (loss) in equity investees		(12,372,138)	(6,023,143)	(2,004,090)
Share of income (loss) in equity investees, net of tax		(556,463)	(403,421)	156,780
Net loss		(12,928,601)	(6,426,564)	(1,847,310)
Less: net income attributable to noncontrolling interest		252,758	623,170	482,655
Net loss attributable to CLPS Incorporation’s shareholders		(13,181,359)	(7,049,734)	(2,329,965)

The accompanying notes are an integral part of these consolidated financial statements.

CLPS Incorporation

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

		For the year ended June 30,
	Notes	2026	2025	2024

Other comprehensive income (loss)
Foreign currency translation income (loss)		693,977	1,265,061	(355,386)
Less: foreign currency translation income (loss) attributable to noncontrolling interests		92,349	14,666	(78)
Other comprehensive income (loss) attributable to CLPS Incorporation’s shareholders		601,628	1,250,395	(355,308)

Comprehensive loss attributable to CLPS Incorporation’s shareholders		(12,579,731)	(5,799,339)	(2,685,273)
Comprehensive income attributable to noncontrolling interests		345,107	637,836	482,577
Comprehensive loss		(12,234,624)	(5,161,503)	(2,202,696)
Basic losses earnings per common share	15	(0.45)	(0.26)	(0.09)
Weighted average number of share outstanding – basic		29,377,255	27,533,182	25,213,012
Diluted losses earnings per common share	15	(0.45)	(0.26)	(0.09)
Weighted average number of share outstanding – diluted		29,377,255	27,533,182	25,213,012

The accompanying notes are an integral part of these consolidated financial statements.

CLPS Incorporation

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in U.S. dollars (“$”), except for number of shares)

		Common Share		Additional Paid-in	Statutory	Retained Earnings (Accumulated	Accumulated Other Comprehensive	Total CLPS Incorporation Shareholders’	Noncontrolling	Total
	Notes	Shares	Amount	Capital	Surplus	Deficits)	Income (Loss)	Equity	Interests	Equity
Balance at June 30, 2023		23,650,122	2,365	58,183,383	5,356,828	5,029,021	(3,990,594)	64,581,003	927,798	65,508,801
Net loss for the year		-	-	-	-	(2,329,965)	-	(2,329,965)	482,655	(1,847,310)
Appropriation of statutory reserve		-	-	-	196,276	(196,276)	-	-	-	-
Foreign currency translation loss		-	-	-	-	-	(355,308)	(355,308)	(78)	(355,386)
Stock-based compensation	17	-	-	3,168,016	-	-	-	3,168,016	-	3,168,016
Exercise of share options and vesting of restricted shares	17	1,989,934	199	(199)	-	-	-	-	-	-
Dividends paid to shareholders		-	-	-	-	(2,554,508)	-	(2,554,508)	-	(2,554,508)
Balance at June 30, 2024		25,640,056	2,564	61,351,200	5,553,104	(51,728)	(4,345,902)	62,509,238	1,410,375	63,919,613
Net loss for the year		-	-	-	-	(7,049,734)	-	(7,049,734)	623,170	(6,426,564)
Appropriation of statutory reserve		-	-	-	300,341	(300,341)	-	-	-	-
Foreign currency translation income		-	-	-	-	-	1,250,395	1,250,395	14,666	1,265,061
Stock-based compensation	17	-	-	2,467,911	-	-	-	2,467,911	-	2,467,911
Exercise of share options and vesting of restricted shares	17	2,348,396	235	(235)	-	-	-	-	-	-
Dividends paid to shareholders		-	-	(3,641,025)	-	-	-	(3,641,025)	-	(3,641,025)
Balance at June 30, 2025		27,988,452	2,799	60,177,851	5,853,445	(7,401,803)	(3,095,507)	55,536,785	2,048,211	57,584,996

The accompanying notes are an integral part of these consolidated financial statements.

CLPS Incorporation

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

		Common Share		Additional Paid-in	Treasury	Statutory	Retained Earnings (Accumulated	Accumulated Other Comprehensive	Total CLPS Incorporation Shareholders’	Noncontrolling	Total
	Notes	Shares	Amount	Capital	Shares	Surplus	Deficits)	Income (Loss)	Equity	Interests	Equity
Balance at June 30, 2025		27,988,452	2,799	60,177,851	-	5,853,445	(7,401,803)	(3,095,507)	55,536,785	2,048,211	57,584,996
Net loss for the year		-	-	-	-	-	(13,181,359)	-	(13,181,359)	252,758	(12,928,601)
Appropriation of statutory reserve		-	-	-	-	160,902	(160,902)	-	-	-	-
Foreign currency translation income		-	-	-	-	-	-	601,628	601,628	92,349	693,977
Stock-based compensation	17	-	-	1,970,456	-	-	-	-	1,970,456	-	1,970,456
Exercise of share options and vesting of restricted shares		1,866,400	187	(187)	-	-	-	-	-	-	-
Repurchase of ordinary shares		-	-	-	(132,303)	-	-	-	(132,303)	-	(132,303)
Balance at June 30, 2026		29,854,852	2,986	62,148,120	(132,303)	6,014,347	(20,744,064)	(2,493,879)	44,795,207	2,393,318	47,188,525

The accompanying notes are an integral part of these consolidated financial statements.

CLPS Incorporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the year ended June 30,
	2026	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(12,928,601)	(6,426,564)	(1,847,310)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	1,970,456	2,467,911	3,168,016
Depreciation and amortization	2,216,333	1,877,119	1,252,493
Deferred tax expenses (benefits)	(27,397)	484,338	(717,679)
Lease expense to reduce operating lease right-of -use assets	2,388,397	2,006,244	1,487,063
Share of loss (income) in equity investees, net of tax	556,463	403,421	(156,780)
Provision for credit losses	3,417,340	33,923	589,529
Loss from disposal of property and equipment	1,660	3,503	9,720
Impairment of deferred contract costs	1,707,324	-	-
Impairment of goodwill	1,435,782	129,270	-
Others	-	(59,998)	-
Changes in assets and liabilities:
Accounts receivable	4,849,112	(5,350,073)	7,208,359
Prepayments, deposits and other assets	(2,193,378)	(2,518,771)	(308,440)
Amounts due from related parties	(157,751)	(239,802)	(26,274)
Accounts payable	(971,605)	1,566,070	212,771
Accrued expenses and other current liabilities	266,824	(382,472)	(189,912)
Contract liabilities	235,376	1,331,134	(226,575)
Tax payables	497,486	112,091	(303,260)
Amounts due to related parties	(2,471)	(1,240)	(19,445)
Salaries and benefits payable	(1,191,152)	3,891,709	(1,118,578)
Operating lease liabilities	(2,547,357)	(2,122,665)	(1,181,396)
Unrecognized tax benefits	96,597	250,809	1,092,932
Net cash (used in) provided by operating activities	(380,562)	(2,544,043)	8,925,234

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(602,020)	(1,258,043)	(2,117,282)
Proceeds from disposal of property and equipment	4,963	1,328	8,521
Acquisition of intangible assets	(141,957)	(9,614)	-
Payments for business acquisitions, net of cash acquired from acquisitions	-	(211,353)	(2,358,172)
Acquisition of long-term investments	(600,000)	(1,491,891)	-
Return of long-term investments	221,618	-	-
Maturities of short-term investments	1,044,518	2,726,780	1,119,635
Purchases of short-term investments	(865,513)	(1,463,731)	(3,219,635)
Repayments of loans by related parties	811,272	2,936,754	829,847
Loans provided to related parties	(1,023,366)	(2,984,351)	(6,513,930)
Net cash used in investing activities	(1,150,485)	(1,754,121)	(12,251,016)

The accompanying notes are an integral part of these consolidated financial statements.

CLPS Incorporation

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the year ended June 30,
	2026	2025	2024
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	26,528,498	42,871,141	44,508,794
Repayments of short-term bank loans	(28,209,369)	(36,168,815)	(31,761,143)
Payments for subsidiary’s offering costs	(65,600)	(161,185)	-
Repurchase of ordinary shares	(132,303)	-	-
Borrowings from related parties	56,977	-	-
Dividends paid to shareholders	-	(3,641,025)	(2,554,508)
Net cash (used in) provided by financing activities	(1,821,797)	2,900,116	10,193,143

Effect of exchange rate changes on cash	639,001	430,696	(28,482)

Net (decrease) increase in cash	(2,713,843)	(967,352)	6,838,879
Cash and cash equivalents and restricted cash at the beginning of the year	28,173,160	29,140,512	22,301,633

Cash and cash equivalents and restricted cash at the end of the year	25,459,317	28,173,160	29,140,512

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid*	57,308	379,140	857,515
Interest paid	611,674	482,161	407,574
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	25,059,596	28,173,160	29,116,431
Restricted cash	399,721	-	24,081
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	25,459,317	28,173,160	29,140,512

*	For the year ended June 30, 2026, income taxes paid amounted to $21,222 in mainland China, $25,117 in Singapore, $6,682 in India and $4,287 in other foreign jurisdictions, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

CLPS Incorporation (“CLPS” or the “Company”), is a company that was established under the laws of the Cayman Islands on May 11, 2017, as a holding company. The Company, through its subsidiaries, designs, builds, and delivers IT services, solutions, product services and academic education services. The Company customizes its services to specific industries with customer service teams typically based on-site at the customer locations. The Company’s solutions enable its clients to meet the changing demands in an increasingly global, internet-driven, and competitive marketplace. Mr. Xiao Feng Yang, the Company’s Chairman of the Board, together with Mr. Raymond Ming Hui Lin, the Company’s Chief Executive Officer (“CEO”) are the controlling shareholders of the Company (the “controlling shareholder”). On June 8, 2018, the Company completed its initial public offering (“IPO”) on the Nasdaq Capital Market.

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

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS - (continued)

Name of Entity	Date of Incorporation/ Acquisition	Place of Incorporation	Percentage of Equity Ownership	Principal Activities
CLPS Hangzhou Co. Ltd. (“CLPS Hangzhou”)	Incorporated on July 31, 2019	Hangzhou, China	100%	Software development
CLPS Technology & Services Pte. Ltd. (“CLPS Tech Services”), formerly Ridik Pte. Ltd.	Acquired on September 26, 2019	Singapore	100%	Software development
Ridik Software Solutions Pte. Ltd. (“Ridik Software Pte.”)	Acquired on September 26, 2019	Singapore	100%	Software development
Qinson Credit Card Services Limited (“Qinson”)	Incorporated on December 31, 2019	Hong Kong, China	100%	Software development
CLPS Technology (California) Inc. (“CLPS California”)	Incorporated on January 2, 2020	California, the United States of America	100%	Software development
Hainan Qincheng Software Technology Co., Ltd. (“Hainan Qincheng”)	Incorporated On January 20, 2021	Hainan, China	100%	Software development
CLPS Xi’an Co., Ltd.	Incorporated On April 15, 2021	Xi’an, China	100%	Software development
College of Allied educators Pte. Ltd. (“CAE”)	Acquired on January 3, 2024	Singapore	100%	Academic education

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

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Use of estimates and assumptions

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, allowance for expected credit losses, useful lives of property and equipment and intangible assets, goodwill impairment, impairment of long-lived assets and long-term investments, provision for accrued expenses and other current liabilities, valuation allowance of deferred tax assets, provision for uncertain tax positions, incremental borrowing rates for operating lease liabilities, fair value measurements of equity investments without readily determinable fair values, fair value of warrants and fair value of and estimated forfeitures for share-based compensation. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and bank deposits, which are unrestricted as to withdrawal and use. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. Deposits in the licensed banks in mainland China are protected by Deposit Insurance System (“DIS”) managed by the People’s Bank of China (“PBOC”) up to a limit of Renminbi (“RMB”) 500,000. Hong Kong has an official Deposit Protection Scheme (“DPS”). Deposits in the licensed banks in Hong Kong are protected by DPS, up to a limit of Hong Kong Dollar (“HKD”) 800,000.

Restricted cash

As of June 30, 2026, substantially all of the Group’s restricted cash was held by financial institutions located in Chinese mainland and mainly represents cash secured to guarantee deposits.

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Accounts receivable and allowance for credit losses

The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and contract assets and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of comprehensive loss. The Company assesses collectability by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, and current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. On July 1, 2025, the Company adopted Accounting Standard Update (“ASU”) 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”) and determines the amount of allowance for credit losses based on historical loss experiences. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable.

Investments in debt securities

The Company accounts for investments in debt securities in accordance with ASC Topic 320, Investments—Debt Securities (“ASC 320”). The Company classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, are included in earnings. Any realized gains or losses on the sale of the investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. The securities that the Company has the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost.

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Investments in equity securities

Equity investments with readily determinable fair value, except for those accounted for under the equity method and those that result in consolidation of the investee, are measured at fair value, and any changes in fair value are recognized in the consolidated statements of comprehensive loss.

Investments in entities where the Company has significant influence but does not control are accounted for using the equity method in accordance with ASC Topic 323, Investments—Equity Method and Joint Ventures. The Company recognizes its proportionate share of the investee’s earnings or losses in the consolidated statements of comprehensive loss. Adjustments to the equity method include the Company’s share of investee income or loss, differences between the carrying value and the Company’s equity in the investee’s net assets at acquisition, impairments, and other required adjustments. The Company evaluates its equity investments for other-than-temporary impairment by considering factors such as current economic and market conditions, investee operating performance, industry and geographic trends, liquidity, debt levels, cash burn rate, and other relevant information. Gains or losses on disposal are recognized in the consolidated statements of comprehensive loss, measured as the difference between proceeds received and the carrying amount of the investment.

The Company applies the measurement alternative under ASC Topic 321, Investments—Equity Securities, to account for these investments at cost minus impairment, adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer. These investments are measured at fair value on a nonrecurring basis when events or changes in circumstances indicate a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive loss if the carrying amount exceeds the fair value. For the years ended June 30, 2026, 2025 and 2024, no such investments were remeasured, and no unrealized gains or losses were recognized.

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

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Noncontrolling interests

The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the consolidated statements of comprehensive loss as an allocation of the total income or loss for the year between noncontrolling interest holders and the shareholders of the Company.

Property and equipment, net

Property and equipment, net, are stated at cost less accumulated depreciation and impairment, if any. The straight-line method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful life
Leasehold improvements	The shorter of remaining lease terms or the estimated useful lives
Transportation equipment	5-10 years
Equipment and office furniture	1-5 years
Office buildings	31 or 50 years
Office building related facilities, machinery and equipment	1-5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is charged to the consolidated statements of comprehensive loss.

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

Amortization is computed using the straight-line method over the following estimated useful lives as it reflects the estimated pattern in which the economic benefits of the intangible assets are to be consumed:

Useful life
Customer relationship	10 years
Client lists	2 years
Software	3 – 10 years
License	20 years
Collaboration agreement	4 years
Others	3 years

The Company does not have any indefinite-lived intangible assets.

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Goodwill

Goodwill represents the excess of the consideration over the fair value of the net assets acquired at the date of acquisition. Goodwill is allocated to applicable reporting units. Upon disposition of a business entity, goodwill is allocated to the disposed entity based on the relative fair value of that entity compared to the fair value of the reporting unit in which it was included. Goodwill is not amortized but rather tested for impairment at least annually at the reporting unit level by applying a fair-value based test in accordance with accounting and disclosure requirements for goodwill. This test is performed by management annually or more frequently if the Company believes impairment indicators are present. The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC Topic 350-20, Intangibles - Goodwill and Other. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Company believes, as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required.

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

No impairment losses were provided for the years ended June 30, 2026, 2025 and 2024.

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

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

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

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

The balances of contract assets were $698,006 and $320,348 as of June 30, 2026 and 2025, respectively, which were included in prepayments, deposits and other assets, net on the consolidated balance sheets. The increase in contract assets is mainly due to a significant rise in new projects with recognized revenue but pending billing at period-end.. The balances of contract liabilities were $2,705,511 and $2,470,135 as of June 30, 2026 and 2025, respectively. The balance is primarily related to unsatisfied performance obligations under IT solution service and academic education service which is expected to be recognized as revenues over the remaining contract period. The increase in contract liabilities is mainly due to a significant rise in new projects with uncompleted acceptance at period-end. Revenue recognized in the year ended June 30, 2026 that was included in the contract liability balance at the beginning of the period was $2,470,135. This revenue was driven primarily by IT solution service and academic education service performance obligations being satisfied.

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

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Cost of revenues

Cost of revenues of IT consulting services and customized IT solution services mainly consisted of compensation expenses for the Company’s IT professionals, travel expenses and material costs.

Cost of revenue of academic education services consists primarily of staff costs, education expenses and others.

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

Government subsidies

Government subsidies are received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. Such subsidies allow the Company’s full discretion to utilize the funds and are used by the Company for general corporate purposes. During the years ended June 30, 2026, 2025 and 2024, the Company received financial subsidies of $733,657, $1,294,964 and $1,363,757, respectively, from various local mainland China government authorities. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Such amounts are recorded as other subsidies and operating income when received as the amount of the subsidies and the timing of payment are determined solely at the discretion of the relevant government authorities and there is no assurance that the Company will continue to receive any or similar subsidies in the future.

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

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

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

The Company accounts for uncertainties in income taxes in accordance with ASC Topic 740, Income Taxes (“ASC 740”). An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the consolidated statements of comprehensive loss in the period incurred.

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

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

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

Treasury share

Treasury shares represent ordinary shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury shares are accounted for under the cost method. Under this method, repurchase of ordinary shares was recorded as treasury shares at historical purchase price.

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

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Foreign currency

The functional currency of the Company is US$. The functional currencies of the Company’s subsidiaries are the local currency of the country in which the subsidiary operates, which is determined based on ASC Topic 830, Foreign Currency Matters (“ASC 830”).

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates as set forth in the H.10 statistical release of the U.S. Federal Reserve Board prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet dates. Non-monetary items that are measured in terms of historical costs in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive loss.

The Company’s financial statements are reported using US$. The financial statements of the Company’s subsidiaries whose functional currencies are not US$ are translated from the functional currency to the reporting currency. Assets and liabilities are translated at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as accumulated comprehensive loss and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of comprehensive loss.

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

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

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

RMB appreciated by 5.3% and 1.4% in fiscal years 2026 and 2025, and depreciated by 0.2% in fiscal year 2024, respectively. It is difficult to predict how market forces or mainland China or U.S. government policy may impact the exchange rate between RMB and U.S. dollar in the future. The change in the value of RMB relative to U.S. dollars may affect the Company’s financial results reported in U.S. dollars without giving effect to any underlying changes in its business or results of operations. Currently, majority of the Company’s assets, liabilities, revenues and costs are denominated in RMB.

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

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

- Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable, contract assets, restricted cash, notes receivable, and amounts due from related parties. As of June 30, 2026 and 2025, the Company has $25,459,317 and $28,173,160 in cash and cash equivalents and restricted cash, which is held by financial institutions in mainland China and international financial institutions outside of mainland China. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and cash equivalents and restricted cash back in full. As of June 30, 2026, the Company and its subsidiaries had $11,866,758, $9,340,285, $2,127,039, etc., of cash and cash equivalents on deposit at financial institutions in mainland China, Hong Kong, Singapore, etc. As of June 30, 2025, the Company and its subsidiaries had $16,292,481, $7,437,479, $3,389,970, etc., of cash and cash equivalents on deposit at financial institutions in mainland China, Hong Kong, Singapore, etc. The Company continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

- Significant customers

The Company conducts credit evaluations on its customers and generally does not require collateral or other security from such customers.

The top two customers and their affiliates accounted for 15.6%, and 9.7%, respectively, of total revenue during the year ended June 30, 2026. The top two customers and their affiliates accounted for 13.5%, and 9.6%, respectively, of total revenue during the year ended June 30, 2025. The top two customers and their affiliates accounted for 16.7%, and 10.1%, respectively, of total revenue during the year ended June 30, 2024. The top two customers accounted for 10.8%, and 6.1%, respectively, of the Company’s total accounts receivable balance as of June 30, 2026. The top two customers accounted for 9.3%, and 8.0%, respectively, of the Company’s total accounts receivable balance as of June 30, 2025.

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

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. For public business entities, ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company adopted ASU 2023-09 during the year ended June 30, 2026, and such adoption did not have a material impact on our financial statements. See Note 13 for further information.

In July 2025, the FASB issued ASU 2025-05, which permits an entity to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the assets when estimating expected credit losses. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company early adopted ASU 2023-09 on July 1, 2025, and such adoption did not have a material impact on the consolidated financial statements.

Recent accounting pronouncements

In December 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (“ASU 2024-03”), which requires additional disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. This ASU should be applied prospectively with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), to improve generally accepted accounting principles by establishing authoritative guidance on the accounting for government grants received by business entities. The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The guidance is effective for fiscal years beginning after December 15, 2028, with early adoption permitted, and it can be applied using one of the following approaches: (1) a modified prospective approach; (2) a modified retrospective approach and (3) a retrospective approach to all government grants. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of June 30,
	2026	2025
Trade accounts receivable	42,652,919	45,211,498
Less: allowance for credit losses	(192,827)	(320,337)
Accounts receivable, net	42,460,092	44,891,161

The movement of the allowance for credit losses is as follows:

	For the year ended
	2026	2025
Balance at beginning of the year	320,337	398,880
Provision for credit losses	128,931	27,406
Recovery of accounts receivable	(256,441)	(107,191)
Foreign currency translation adjustments	-	1,242
Balance at end of the year	192,827	320,337

NOTE 4 – PREPAYMENTS, DEPOSITS AND OTHER ASSETS, NET

Prepayments, deposits and other assets, net consisted of the following:

	As of June 30,
	2026	2025
Prepaid expenses*	1,335,006	1,106,119
Contract assets	698,006	320,348
Advances and deposits to suppliers*	749,433	756,241
Deferred contract costs**	3,228,991	5,027,030
Notes receivable***	1,653,526	335,193
Advances to employees	743,160	371,799
Prepaid VAT	49,143	8,360
Less: allowance for credit losses	(2,843)	(1,764)
Total	8,454,422	7,923,326
Less: non-current portion	(723,177)	(481,761)
Prepayments, deposits and other assets – current portion	7,731,245	7,441,565

*	Prepaid expenses, advances and deposits to suppliers primarily consist of advances and deposits to suppliers.

**	The Company recognized $1,707,324 of impairment loss on deferred contract costs for the year ended June 30, 2026.

***	Notes receivable represents accounts receivable due from various customers where the customers’ banks or customers have guaranteed the payments. The notes are non-interest bearing and normally paid within three to six months. The Company has the ability to submit request for payment to the customer’s bank earlier than the scheduled payment date, but will incur an interest charge and a processing fee.

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of June 30,
	2026	2025
Office buildings	20,557,526	20,628,654
Equipment and office furniture	2,433,520	1,902,317
Office building related facilities, machinery and equipment	64,192	63,022
Transportation equipment	707,728	707,015
Leasehold improvements	3,098,249	2,930,897
Total	26,861,215	26,231,905
Less: accumulated depreciation	(6,911,094)	(5,019,442)
Property and equipment, net	19,950,121	21,212,463

Depreciation expense was $1,854,462, $1,462,726 and $1,036,767 for the years ended June 30, 2026, 2025 and 2024, respectively.

As of June 30, 2026, the office building with carrying amount of $17,712,809 is pledged to secure the financing credit facility of HKD75,000,000 from Taipei Fubon Bank (Note 10).

NOTE 6 – INTANGIBLE ASSETS, NET

As of June 30, 2026 and 2025, intangible assets, net consisted of the following:

	As of June 30, 2026
	Gross carrying value	Accumulated amortization	Net carrying value
Customer relationship	1,560,930	(775,958)	784,972
License	927,285	(115,911)	811,374
Software	269,706	(148,135)	121,571
Client lists	170,002	(170,002)	-
Collaboration agreement	100,456	(62,785)	37,671
Others	89,424	(33,642)	55,782
Total	3,117,803	(1,306,433)	1,811,370

	As of June 30, 2025
	Gross carrying value	Accumulated amortization	Net carrying value
Customer relationship	1,588,175	(630,684)	957,491
License	943,470	(70,760)	872,710
Software	219,950	(121,730)	98,220
Client lists	172,970	(129,727)	43,243
Collaboration agreement	102,209	(38,329)	63,880
Others	35,791	(16,233)	19,558
Total	3,062,565	(1,007,463)	2,055,102

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 6 – INTANGIBLE ASSETS, NET - (continued)

Amortization expense was $315,915, $376,739 and $196,859 for the years ended June 30, 2026, 2025 and 2024, respectively. Estimated future amortization expenses are as follows:

Year ending June 30,	Amortization expense
2027	285,619
2028	266,231
2029	228,984
2030	145,370
2031	121,222

NOTE 7 – GOODWILL

The Company had two reporting units, consisting of IT services and Academic education services as of June 30, 2026 and 2025.

The changes in the carrying amount of goodwill for each reporting unit for the years ended June 30, 2026 and 2025 were as follows:

	IT services	Academic education services	Total
Balance as of June 30, 2024	126,370	1,347,529	1,473,899
Impairment	(129,270)	-	(129,270)
Foreign currency translation adjustment	2,900	88,253	91,153
Balance as of June 30, 2025	-	1,435,782	1,435,782
Impairment	-	(1,435,782)	(1,435,782)
Balance as of June 30, 2026	-	-	-

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

Academic education services reporting unit

For the year ended June 30, 2026, the Company bypassed the qualitative assessment and performed quantitative assessment for the goodwill allocated to Academic education services reporting unit using the discounted cash flow approach. The Company assessed and determined that the fair value of the Academic education services reporting unit was less than their carrying amount and therefore, impairment loss of $1,435,782 was recognized for the year ended June 30, 2026.

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 8 – LEASE

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

The operating lease cost was $2,388,397 and $2,166,911 for the years ended June 30, 2026 and 2025, respectively.

	As of and for the year ended June 30,
	2026	2025
Other information
Cash paid for operating leases	2,547,358	2,122,665
ROU assets obtained in exchange for new operating lease liabilities	1,132,783	2,637,381
Weighted-average remaining lease term (in years):
Operating leases	1.65	1.74
Weighted-average discount rate:
Operating leases	7.61%	4.94%

Future minimum lease payments for operating leases as of June 30, 2026, are as follows:

Operating leases
2027	1,860,159
2028	832,812
2029	289,949
Total minimum lease payments	2,982,920
Less: imputed interest	(597,971)
Total lease liability balance	2,384,949

Minimum payments related to leases not yet commenced as of June 30, 2026	26,817

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 9 – INVESTMENTS

The aggregate carrying values of the Company’s short-term investments consisted of the following:

	As of June 30,
	2026	2025

Time deposits	651,581	636,951

Available-for-sale equity securities:
Publicly traded equity securities	66,944	59,998
Held-to-maturity debt securities:
Corporate bonds	200,000	200,000
	918,525	896,949

The aggregate carrying values of the Company’s long-term investments consisted of the following:

	As of June 30,
	2026	2025
Equity investments without readily determinable fair values:
Beijing UniDev Software Co., Ltd. (“UniDev”)	11,054	235,775

Equity method investments:
Shanghai Qinhui Shang Information Technology Co., Ltd. (“Qinhui”)	62,753	62,295
Fuson Group Limited (“Fuson”) and its subsidiaries (“Fuson Group”)	-	30,696
Shanghai Shier Information Technology Co., Ltd. (“Shier”)	12,550	11,807
Total equity method investments	75,303	104,798

Equity investments without readily determinable fair value using NAV practical expedient:
LION X INVESTMENT VCC	1,292,181	566,343

Held-to-maturity debt securities:
Corporate bonds	800,000	812,079
	2,178,538	1,718,995

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 9 – INVESTMENTS - (continued)

Equity investments without readily determinable fair values

As of June 30, 2026 and 2025, the Company had an equity interest of 15% in UniDev.

Equity method investments

As of June 30, 2026 and 2025, the Company had an equity interest of 46%, 35.02% and 35% in Qinhui, Fuson Group and Shier, respectively.

NOTE 10 – BANK LOANS

Bank loans as of June 30, 2026 and 2025 amounted to $30,289,459 and $30,217,329, respectively. Bank loans consisted of several bank loans denominated in RMB, HKD and Singapore dollar (“SGD”).

On September 16, 2025, the Company entered into a credit facility agreement with Taipei Fubon Bank for HKD54,000,000, secured by the office building in Hong Kong as collateral. On the same date, the Company obtained a further financing facility of HKD21,000,000, secured by its office building in Singapore (Note 5).

As of June 30, 2026 the Company had total financing credit facilities of $50,830,780 of which the unused amount was $20,541,321.

The effective weighted average interest rates were 3.091%, 2.856% and 2.950% for the years ended June 30, 2026, 2025 and 2024, respectively.

One of the loan agreements contained certain financial covenants. The Company was in compliance with all covenants as of June 30, 2026.

As of June 30, 2026, all loan principals will be due within 1 year.

NOTE 11 – SALARIES AND BENEFITS PAYABLE

Full time employees of the Company located in mainland China participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company has no legal obligation for the benefits beyond the contributions. The Company accrued for these benefits based on certain percentages of the employees’ salaries. The expenses related to these plans were $ 13,612,249, $14,053,811 and $15,861,290 for the years ended June 30, 2026, 2025 and 2024, respectively. Salaries and benefits payable included $1,755,399 and $1,025,289 accrued employer portion of social benefits payable to local governments as of June 30, 2026 and 2025, respectively.

NOTE 12 – RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Company as of and for the years presented consisted of:

Related Party	Relationship with the Company
Xiao Feng Yang	Chairman of the Board
Raymond Ming Hui Lin	CEO of the Company
EMIT	Equity investee of the Company
Beijing Bright Technology Co., Ltd (“Beijing Bright”)	Noncontrolling interest shareholder of JAJI China
UniDev	Equity investee of the Company
Fuson Group	Equity investee of the Company
Qinhui	Equity investee of the Company
MCT	Noncontrolling interest shareholder of MSCT
Qin Er Lin	Immediate family member of the CEO

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 12 – RELATED PARTY TRANSACTIONS - (continued)

(a) Related party balances

The balances due from related parties were as follows:

	As of June 30,
	2026	2025
Due from related parties, current:
Fuson Group (a)	4,123,151	4,628,295
Qin Er Lin (c)	11,741	-
UniDev	9,432	-
Less: allowance for credit losses	(3,059,319)	(253,700)
Total	1,085,005	4,374,595

Due from related parties, non-current:
Fuson Group (b)	2,399,559	2,069,730
Qin Er Lin (c)	52,018	-
Less: allowance for credit losses	(861,920)	(123,770)
Total	1,589,657	1,945,960

(a)	The balances represent loans due from Fuson Group which should be repaid within one year. The interest rates for the loans ranged from 3.5% to 4.10% and 4.0% to 4.10% as of June 30, 2026 and 2025, respectively.

(b)	The balance represents loans due from Fuson Group with 6.50% interest rate, which should be repaid within 30 months.

(c)	The balance represent the loan due from Qin Er Lin which should be repaid within five years. The interest rates for the loan was 4.0% as of June 30, 2026.Qin Er Lin repaid the loan from related parties on October 8, 2026.

Loans due from Fuson Group are carried at the original loan principal balances less allowance for credit losses. The estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of comprehensive loss.

The Company considered the financial conditions of Fuson Group and adjusted for various qualitative factors that reflect current conditions and reasonable and supportable forecasts of future economic conditions in determining the amount of the allowance for credit losses for the year ended June 30, 2025.

During the year ended June 30, 2026, certain loans receivable from Fuson Group were not repaid on schedule and were extended. The Company assessed that Fuson Group is experiencing financial difficulty, and the repayment is expected to be provided substantially through sale of the collateral. Consequently, the Company assessed credit losses for loans receivable from Fuson Group using a collateral-dependent approach as of June 30, 2026. Under this method, the estimated credit loss is determined by comparing the loan balance to the fair value of the underlying collateral, less costs to sell. The Company calculates the fair value of the collateral using a market approach, in which most of the inputs are observable.

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 12 – RELATED PARTY TRANSACTIONS - (continued)

(a) Related party balances - (continued)

The following table presents the aging of past-due gross due from related parties as of June 30, 2026 and 2025:

	1 to 3 months past due	4 to 6 months past due	7 to 12 months past due	Over 1 year past due	Total
June 30, 2025	1,707,242	767,770	418,784	-	2,893,796
June 30, 2026	-	-	861,920	3,055,224	3,917,144

Movement of allowance for due from related parties for the years ended June 30, 2026, 2025 and 2024 are as follows:

	For the year ended
	2026	2025	2024
Balance at beginning of the year	377,470	225,788	-
Provision for credit losses	3,606,271	237,747	225,788
Recovery of due from related parties	(62,502)	(86,235)	-
Foreign currency translation adjustments	-	170	-
Balance at end of the year	3,921,239	377,470	225,788

The balances due to related parties were as follows:

	As of June 30,
	2026	2025
Due to related parties:
Qinhui	58,732	-
Fuson Group	14,711	14,917
MCT	1,951	4,188
UniDev	-	2,779
Total	75,394	21,884

As of June 30, 2026, the balance due to related parties primarily consisted of the loan from Qinhui, which is repayable within one year and bears an interest rate of 0%, deposits received from Fuson Group and unpaid administrative fees payable to MCT.

As of June 30, 2025, the balance due to related parties mainly represented deposits received from Fuson Group and unpaid administrative fees payable to MCT and UniDev.

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 12 – RELATED PARTY TRANSACTIONS - (continued)

(b) Related party transactions

	For the year ended
	2026	2025	2024
a) Consulting services provided to related parties
Fuson Group	80,775	116,760	87,172

b)Solution services provided to related parties
Fuson Group	238,776	-	-

c) Services provided by related parties
UniDev	7,206	35,396	165,676
Fuson Group	27,166	13,758	18,894
Beijing Bright	2,135	4,830	-
	36,507	53,984	184,570

d) Loans provided to related parties
Fuson Group	959,360	2,984,351	6,043,329
Qin Er Lin	64,006	-	-
Beijing Bright	-	-	415,236
UniDev	-	-	55,365
	1,023,366	2,984,351	6,513,930
e) Repayment of loans from related parties
Fuson Group	811,272	2,936,754	194,897
Beijing Bright	-	-	415,236
UniDev	-	-	193,777
	811,272	2,936,754	803,910
f) Interest income received from related parties
Fuson Group	128,157	293,103	14,481
UniDev	-	-	8,549
Beijing Bright	-	-	2,907
	128,157	293,103	25,937

g) Loans provided from related parties
Qinhui	56,977	-	-

h) Rental income from related party
Fuson Group	59,071	59,241	59,016

i) Other revenue from related party
Fuson Group	-	134,933	61,244

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

Mainland China

Under the Enterprise Income Tax (“EIT”) Law of mainland China, enterprises are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and tax exemption may be granted if qualified. EIT Law grants a preferential tax rate to High and New Technology Enterprises (“HNTEs”). An enterprise qualified as HNTE and awarded with the “HNTE” certificate may enjoy a reduced EIT rate of 15%. CLPS Shanghai, the Company’s main operating subsidiary in mainland China, was recognized as qualified HNTEs since 2013. Its latest qualified periods are for 2025 to 2027 and it enjoys a preferential tax rate of 15%. JAJI (Shanghai), one of the Company’s operating subsidiaries in mainland China, was also recognized as qualified HNTEs since 2022. Its latest qualified periods are for 2025 to 2027 and it enjoys a preferential tax rate of 15%.

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

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 13 – TAXES - (continued)

(a) Corporate Income Taxes (continued)

(Loss) income before income taxes and share of (loss) income in equity investees

	For the year ended June 30
	2026	2025	2024
Mainland China	(7,367,640)	516,640	2,878,314
Non-mainland China	(4,787,559)	(5,592,254)	(4,721,679)
	(12,155,199)	(5,075,614)	(1,843,365)

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the year ended June 30
	2025	2024
Mainland China statutory income tax rate	25.0%	25.0%
Effect of income tax rate difference in other jurisdictions	(22.0)%	(56.5)%
Effect of tax rate changes on deferred taxes	5.3%	(8.9)%
Effect of mainland China preferential tax rate and tax relief	(1.7)%	(27.0)%
Tax exempt income	1.4%	1.6%
Research and development credits	28.2%	96.6%
Business insurance	(2.5)%	(5.7)%
Late payment interest	(5.0)%	(20.0)%
Withholding tax	-%	(4.7)%
Depreciation and amortization	-%	(2.2)%
Investment gain/loss	-%	(2.3)%
Statutory income/expense	(0.5)%	3.9%
Intercompany transfers	(14.6)%	(10.9)%
Change in valuation allowances	(30.0)%	3.6%
Goodwill impairment	(1.3)%	-%
Others	(0.9)%	(1.2)%
Effective tax rate	(18.6)%	(8.7)%

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 13 – TAXES - (continued)

(a) Corporate Income Taxes (continued)

The following table reconciles the statutory rate to the Company’s effective tax rate: (continued)

	As of June 30,2026
	USD	Percent
Mainland China statutory income tax rate	(3,038,800)	25.0%
Cross border	-	-%
Change in valuation allowances	2,125,638	(17.5)%
Nontaxable or nondeductible items	172,726	(1.4)%
Changes in unrecognized tax benefits	(577,077)	4.7%
Foreign tax effects
Singapore
Goodwill impairment	244,083	(2.0)%
Others	93,246	(0.8)%
Hong Kong	162,256	(1.3)%
BVI
Statutory tax rate difference between BVI and China	214,915	(1.8)%
Cayman
Statutory tax rate difference between Cayman and China	743,375	(6.1)%
Other foreign jurisdictions	(40,318)	0.3%
Other adjustments
Research and development credits	(1,530,153)	12.6%
Statutory income/expense	577,077	(4.7)%
Effect of tax rate changes on deferred taxes	(1,222,004)	10.1%
Effect of mainland China preferential tax rate and tax relief	1,238,972	(10.2)%
Intercompany transfers	739,833	(6.1)%
Late payment interest	329,931	(2.7)%
Others	(16,761)	0.1%
Income tax expenses	216,939	(1.8)%

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 13 – TAXES - (continued)

(a) Corporate Income Taxes (continued)

The provision (benefit) for income tax consists of the following:

	For the year ended June 30
	2026	2025	2024
Current income tax	244,336	463,191	878,404
Deferred income tax	(27,397)	484,338	(717,679)
Total provision for income tax expenses	216,939	947,529	160,725

As of June 30, 2026, the Company had net operating loss carry forwards of approximately $13,750,826, from the Company’s subsidiaries of mainland China, which will expire between 2026 and 2036 if not utilized.

As of June 30, 2026, the Company had net operating loss carry forwards of approximately $3,001,315 and $2,422,776 from its operations in Singapore and Hong Kong, respectively. The net operating losses in Singapore and Hong Kong will be carried forward indefinitely.

The significant components of the deferred tax assets and liabilities are as follows:

	As of June 30,
	2026	2025
Deferred tax assets:
Net operating loss carry forwards	3,822,774	2,188,458
Accrued expenses	13,110	36,094
Lease liabilities	531,036	840,258
Share of investee’s loss	27,963	33,764
Unrealized gains and losses for internal related parties	119,999	145,804
Provision for credit losses	665,151	168,227
Impairment of deferred contract costs	277,286	-
Others	38,801	7,259
Valuation allowances	(4,856,865)	(2,495,112)
Total deferred tax assets	639,255	924,752

Deferred tax liabilities:
ROU assets	493,954	758,483
Intangible assets	290,210	344,139
Total deferred tax liabilities	784,164	1,102,622

Net deferred tax assets	59,691	73,942
Net deferred tax liabilities	204,600	251,812

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 13 – TAXES - (continued)

(a) Corporate Income Taxes (continued)

As of June 30, 2026 and 2025, valuation allowances were provided against deferred tax assets in entities which were in a three-year cumulative losses position and/or are not forecasted to turn profits in the foreseeable future.

For the years ended June 30, 2026, 2025 and 2024, the Company accrued dividend distribution withholding tax for the remittance of earnings from subsidiaries in mainland China to offshore entities of nil, nil, and $147,982, respectively. As of June 30, 2026 and 2025, the Company intended to permanently reinvest the remaining undistributed earnings from subsidiaries of mainland China to fund future operations and thus nil and nil deferred tax has been recognized for withholding taxes that would be payable on the unremitted earnings that are subject to withholding taxes of the Company’s subsidiaries established in mainland China.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. Unrecognized tax benefits were presented in “other non-current liabilities” in the consolidated balance sheets. As of June 30, 2026, 2025　and 2024, the Company had unrecognized tax benefits of $4,604,263, $3,880,945, and $2,780,674, respectively, of which $2,562,138, $2,685,639 and $2,649,114 are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheet. As of June 30, 2026, 2025 and 2024, $2,594,061, $2,685,639 and $2,759,465 of the uncertain tax positions, if ultimately recognized, would affect the effective tax rate. The Company recorded interests of $353,561 and zero penalties related to potential underpaid income tax expenses for the year ended June 30, 2026, interests of $264,789 and zero penalties related to potential underpaid income tax expenses for the year ended June 30, 2025, and $368,123 interests and zero penalties related to potential underpaid income tax expenses for the year ended June 30, 2024, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	2026	2025	2024
Balance at July 1	3,880,945	2,780,674	2,442,085
Increase	1,215,792	1,072,205	518,179
Decrease	(708,484)	(15,103)	(172,682)
Foreign currency translation adjustment	216,010	43,169	(6,908)
Balance at June 30	4,604,263	3,880,945	2,780,674

As of June 30, 2026, the open tax years for mainland China ranges from calendar year 2021 to calendar year 2026.

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 13 – TAXES - (continued)

(b) Tax Payables

The Company’s tax payables consist of the following:

	As of June 30,
	2026	2025

VAT payable	1,277,802	908,992
Corporate income tax payable	372,261	113,840
Withholding tax payable	454,699	390,640
Disability insurance fund payable	759,004	971,516
Other tax payables	97,426	78,718
Total tax payables	2,961,192	2,463,706

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Commitments

As of June 30, 2026, the Company had no outstanding commitments other than the operating lease payments (Note 8).

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

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 15 – LOSSES PER SHARE

The following table sets forth the computation of basic and diluted losses per share for the periods indicated:

	For the year ended June 30,
	2026	2025	2024

Basic losses per share calculation:
Numerator:
Net loss attributable to common shares	(13,181,359)	(7,049,734)	(2,329,965)
Denominator:
Weighted average common shares outstanding	29,377,255	27,533,182	25,213,012
Basic losses per share attributable to common shares	(0.45)	(0.26)	(0.09)
Diluted losses per share calculation:
Numerator:
Net loss attributable to common shares for calculating diluted losses per share	(13,181,359)	(7,049,734)	(2,329,965)
Denominator:
Weighted average common shares outstanding	29,377,255	27,533,182	25,213,012
Weighted average common shares equivalents:
Effects of dilutive securities
Warrants	-	-	-
Share options	-	-	-
RSUs	-	-	-
Shares used in computing diluted losses per share attributable to common shares	29,377,255	27,533,182	25,213,012
Diluted losses per share attributable to common shares	(0.45)	(0.26)	(0.09)

For the years ended June 30, 2026, 2025 and 2024, the effects of all warrants, options and RSUs were excluded from the computation of diluted losses per share as their effects would be anti-dilutive.

NOTE 16 – WARRANTS

On March 3, 2021, the Company issued 2,666,666 warrants to certain accredited investors concurrently with the private placement transaction (Note 18). Each warrant is to purchase one common share of the Company at $6.0 per share and can be exercised prior to the termination date which is September 3, 2026. During the year ended June 30, 2026, no warrants were exercised. As of June 30, 2026 and 2025, 2,666,666 warrants were issued and outstanding. All 2,666,666 unexercised warrants expired on September 3, 2026.

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

NOTE 17 – SHARE-BASED PAYMENT - (continued)

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

On August 18,2025, the Company granted an aggregate of 1,484,500 stock options to key employees and senior executives under the 2023 plan. The stock options are valid for a period of 5 years from the grant date and vest 25% per year in equal annual installments at the end of each anniversary over a four-year period, with the first 25% vesting on August 18, 2026 and the second, third and fourth 25% vest on August 18, 2027,2028 and 2029, respectively.

The options granted to employees are accounted for as equity awards and measured at their grant date fair value using binomial lattice model. The Company recognizes the compensation expenses over the service requisite periods using the accelerated method. Share-based compensation costs of $327,464, $657,878 and $1,186,806 were recognized for the years ended June 30, 2026, 2025 and 2024, respectively. The weighted-average grant-date fair value per share of options granted was $0.17 for senior executives and $0.18 for key employees during the years ended June 30, 2026, $0.16 for senior executives and $0.16 for key employees during the years ended June 30, 2025, $0.46 for senior executives and $0.44 for key employees during the years ended June 30, 2024.

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 17 – SHARE-BASED PAYMENT - (continued)

Stock Options - (continued)

The assumptions used to value the Company’s stock options grants were as follows:

	2026	2025	2024

Expected volatility	43%	41%	42%
Risk-free interest rate	3.86%	4.13%	4.42%
Exercise multiples	2.2,2.8	2.2,2.8	2.2,2.8
Expected dividend yield	12%	9%	-%
Forfeited rates	5%,13%	15%,19%	12%,30%
Fair market value per common share	0.91	0.81	0.98

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

The following table sets forth the summary of stock options activities:

	Number of stock options	Weighted Average Exercise Price	Weighted Average Grant-date Fair Value	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding as of July 1, 2025	6,448,818	1.66	0.75	2.0 years	134,491
Granted	1,484,500	0.80	0.17	-	-
Exercised	(27,800)	0.80	0.42	-	(6,462)
Forfeited or expired	(1,393,900)	1.68	0.68	-	-
Outstanding as of June 30, 2026	6,511,618	1.48	0.64	1.9 years	168,221
Outstanding and exercisable as of June 30, 2026	3,186,984	1.93	0.92	-	42,539
Vested and expected to vest as of June 30, 2026	6,649,083	1.37	0.60	1.9 years	176,908

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 17 – SHARE-BASED PAYMENT - (continued)

Stock Options (continued)

The total fair value of options vested during the years ended June 30, 2026, 2025 and 2024 was $861,344, $953,513 and $1,098,566, respectively.

As of June 30, 2026, there was $162,693 of unrecognized compensation cost, adjusted for estimated forfeitures based on historical data, related to non-vested stock options granted to the Company’s employees and directors. Total unrecognized compensation cost is expected to be recognized over a period of 1.62 years as of June 30, 2026. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Restricted Share Units

During the year ended June 30, 2024, the Company granted 1,934,000 RSUs to key employees under the 2023 Plan. The RSUs granted to the employees fully vest on grant date.

During the year ended June 30, 2025, the Company granted 2,200,000 RSUs to key employees under the 2023 Plan. The RSUs granted to the employees fully vest on granted date.

During the year ended June 30, 2026, the Company granted 1,800,000 RSUs to key employees under the 2023 Plan. The RSUs granted to the employees fully vest on granted date.

The fair value of the RSU is the fair value of the Company’s ordinary shares at their respective grant dates.

The Company recognizes the compensation expenses over the service requisite periods using the accelerated method. Share-based compensation costs of $1,642,992, $1,810,033 and $1,981,210 were recognized for the years ended June 30, 2026, 2025 and 2024, respectively.

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 17 – SHARE-BASED PAYMENT - (continued)

Restricted Share Units (continued)

The following table sets forth the summary of RSUs activities:

	Number of Shares	Weighted- Average Grant Date Fair Value

Outstanding as of July 1, 2025	41,300	2.96
Granted	1,800,000	0.91
Vested	(1,838,600)	0.96
Forfeited or expired	(2,700)	3.15
Outstanding as of June 30, 2026	-	-

As of June 30, 2026, there was nil of unrecognized compensation cost, adjusted for estimated forfeitures based on historical data, related to non-vested, service-based RSUs granted to the Company’s employees and directors. The total fair value of the RSUs vested was $1,675,158, $1,786,633 and $1,935,396 during the years ended June 30, 2026, 2025 and 2024, respectively. The weighted-average grant-date fair value per share of RSUs granted was $0.91, $0.81 and $0.98 during the years ended June 30, 2026, 2025 and 2024, respectively.

The following table summarizes the total share-based compensation expense recognized by the Company:

	2026	2025	2024
General and administrative expenses	1,901,434	2,280,470	2,880,987
Selling and marketing expenses	66,589	179,938	275,562
Cost of revenue	2,433	7,503	11,467
Total	1,970,456	2,467,911	3,168,016

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

Treasury Shares

On February 4, 2026, the Board authorized a share repurchase program, under which the Company is authorized to repurchase up to 1,000,000 outstanding common shares in the open market at prevailing market prices. During the year ended June 30, 2026, the Company repurchased a total of 138,820 ordinary shares at market prices.

Dividend

No dividend was declared during the year ended June 30, 2026.

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

NOTE 18 – SHAREHOLDERS’ EQUITY - (continued)

Statutory reserve and restricted net assets

The Company’s subsidiaries located in mainland China are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the mainland China (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The Company allocated $160,902, $300,341 and $196,276 to statutory reserves during the years ended June 30, 2026, 2025, and 2024, respectively in accordance with PRC GAAP.

China Company laws and regulations permit payments of dividends by the Company’s subsidiaries incorporated in mainland China only out of their retained earnings, if any, as determined in accordance with mainland China accounting standards and regulations. In addition, the Company’s subsidiaries incorporated in mainland China are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under China Company laws and regulations, the Company’s subsidiaries incorporated in mainland China are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends payments, loans or advances. Amounts of net assets restricted amounted to $26,956,208 and $26,795,306 as of June 30, 2026 and 2025, respectively. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries to satisfy any obligations of the Company.

Accumulated other comprehensive (loss) income

The components of accumulated other comprehensive (loss) income were as follows:

Foreign currency translation (loss) income
Balance at June 30, 2024	(4,345,902)

Current-period other comprehensive income	1,265,061
Other comprehensive income attribute to noncontrolling interests	(14,666)
Balance at June 30, 2025	(3,095,507)

Current-period other comprehensive income	693,977
Other comprehensive income attribute to noncontrolling interests	(92,349)
Balance at June 30, 2026	(2,493,879)

There was nil tax expense or benefit recognized related to the changes of each component of accumulated other comprehensive (loss) income for the years ended June 30, 2026, 2025 and 2024.

NOTE 19 – NONCONTROLLING INTERESTS

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

The table below provides a summary of the Company’s operating segment operating results for the year ended June 30, 2026:

	For the year ended June 30, 2026
	IT services	Academic education services	Intersegment eliminations	Total
Revenue	170,545,778	1,665,553	-	172,211,331
Less:
Cost of revenues	140,768,846	764,874	-	141,533,720
Gross profit	29,776,932	900,679	-	30,677,611
Gross profit margin	17%	54%	-	18%
Selling and marketing expenses	4,033,819	139,893	-	4,173,712
General and administrative expenses	28,692,059	1,903,450	-	30,595,509
Research and development expenses	6,668,643	-	-	6,668,643
Other segment operating loss (income)*	(733,657)	1,435,782	-	702,125
Operating loss	(8,883,932)	(2,578,446)	-	(11,462,378)
Operating margin	(5)%	(155)%	-	(7)%
Total other loss, net	(679,866)	(12,955)	-	(692,821)
Loss before income taxes	(9,563,798)	(2,591,401)	-	(12,155,199)
Other segment (loss) income, net**	(792,937)	19,535	-	(773,402)
Net loss	(10,356,735)	(2,571,866)	-	(12,928,601)

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 20 – SEGMENT INFORMATION - (continued)

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

The table below provides a summary of the Company’s operating segment operating results for the year ended June 30, 2024:

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

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 20 – SEGMENT INFORMATION - (continued)

The following table presents revenues by the service lines for the years ended June 30, 2026, 2025 and 2024:

	For the year ended June 30
	2026	2025	2024
Revenue:
IT consulting service	164,064,793	158,790,921	136,844,784
Customized IT solution service	5,949,195	2,781,538	3,147,593
Other	531,790	894,598	1,825,961
IT services subtotal	170,545,778	162,467,057	141,818,338
Revenue:
Academic education service	1,665,553	2,047,049	1,042,832
Inter-segment*	-	(32,692)	(48,444)
Total revenue	172,211,331	164,481,414	142,812,726

The following table presents revenues generated in domestic and overseas markets for the years ended June 30, 2026, 2025 and 2024:

	For the year ended June 30
	2026	2025	2024
Mainland China	109,515,023	121,989,818	120,510,430
Singapore	25,962,669	21,882,041	10,987,527
Hong Kong	23,184,244	14,397,386	6,245,523
United States	6,355,166	3,881,511	4,367,813
Japan	4,455,633	2,000,817	566,410
India	102,395	213,851	8,512
Others	2,636,201	115,990	126,511
Total	172,211,331	164,481,414	142,812,726

Long-lived assets by geographic area are presented as follows:

	For the year ended June 30
	2026	2025	2024
Hong Kong	13,995,880	14,573,483	15,290,412
Singapore	4,771,157	5,108,371	4,861,111
Mainland China	1,149,505	1,512,594	1,010,449
India	15,950	15,841	4,052
Malaysia	-	2,174	2,373
Japan	17,629	-	127
Total	19,950,121	21,212,463	21,168,524

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 21 – FAIR VALUE MEASUREMENT

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

The following is the Company’s assets required to be measured at fair value on a recurring basis and where they are classified within the fair value hierarchy as of June 30, 2026 and 2025:

	As of June 30, 2026
	Level 1	Level 2	Level 3	Total
Asset

Equity investments without readily determinable fair value using NAV practical expedient*	-	-	-	1,292,181
Available-for-sale equity securities	66,944	-	-	66,944

	As of June 30, 2025
	Level 1	Level 2	Level 3	Total
Asset

Equity investments without readily determinable fair value using NAV practical expedient*	-	-	-	566,343
Available-for-sale equity securities	59,998	-	-	59,998

*	In accordance with ASC 820, investments that are measured at fair value using the NAV practical expedient are not classified in the fair value hierarchy.

There are no liabilities required to be measured at fair value on a recurring basis as of June 30, 2026 and 2025.

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 22 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of June 30
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	1,159,899	61,092
Amounts due from subsidiaries	32,954,827	34,820,125
Prepayments, deposits and other assets, net	204,354	53,161
Total Current Assets	34,319,080	34,934,378

Non-current assets:
Investments in subsidiaries	33,884,223	43,942,900
Total Assets	68,203,303	78,877,278

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other payable	24,962	-
Amounts due to subsidiaries	23,383,134	23,340,493
Total Current Liabilities	23,408,096	23,340,493
Total Liabilities	23,408,096	23,340,493

Shareholders’ Equity
Common shares, $0.0001 par value, 100,000,000 shares authorized; 29,854,852 shares issued and outstanding as of June 30, 2026; 27,988,452 shares issued and outstanding as of June 30, 2025	2,986	2,799
Additional paid-in capital	62,148,120	60,177,851
Treasury shares	(132,303)	-
Accumulated deficit	(14,729,717)	(1,548,358)
Accumulated other comprehensive loss	(2,493,879)	(3,095,507)

Total Shareholders’ Equity	44,795,207	55,536,785

Total Liabilities and Shareholders’ Equity	68,203,303	78,877,278

CLPS Incorporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars (“$”), except for number of shares)

NOTE 22 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION - (continued)

Condensed statements of comprehensive loss

	For the year ended June 30
	2026	2025	2024
General and administrative expenses	(2,659,093)	(3,138,420)	(3,325,805)
Share of profit in subsidiaries, net (Note a)	(10,513,638)	(4,220,986)	428,620
Other income	-	413,038	567,220
Other expense	(8,628)	(103,366)	-

Loss before income tax	(13,181,359)	(7,049,734)	(2,329,965)
Net loss	(13,181,359)	(7,049,734)	(2,329,965)

Foreign currency translation gain (loss)	601,628	1,250,395	(355,308)

Comprehensive loss	(12,579,731)	(5,799,339)	(2,685,273)

Condensed statements of cash flows

	For the year ended June 30
	2026	2025	2024
Net cash provided by (used in) operating activities	1,084,443	(508,820)	5,780,974
Net cash used in financing activities	-	(3,641,025)	(2,554,508)
Effect of exchange rate changes on cash	14,364	(52,031)	(8,145)
Net increase (decrease) in cash and cash equivalents	1,098,807	(4,201,876)	3,218,321
Cash and cash equivalents, at the beginning of the year	61,092	4,262,968	1,044,647
Cash, and cash equivalents at the end of the year	1,159,899	61,092	4,262,968

(a) Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception.

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323. Such investments are presented on the balance sheets as “Investments in subsidiaries” and share of the subsidiaries’ profit or loss are shown as “Share of profit in subsidiaries, net” on the statements of comprehensive loss.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted and as such, these Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

ITEM 19. EXHIBITS

The financial statements are filed as part of this Annual Report beginning on page F-1.

Exhibit No.	Description

1.1	Form of Underwriting Agreement (2).
2	Description of Securities registered under Section 12 of the Exchange Act (4)
3.1	Memorandum and Articles of Association (1).
4.1	Specimen Share Certificate (1).
10.1	2023 Equity Incentive Plan (6)
10.2	Form Independent Director Agreement (1).
10.3	Employment Agreement between the Company and Xiao Feng Yang (1).
10.4	Employment Agreement between the Company and Raymond Ming Hui Lin (1).
10.5	Employment Agreement between the Company and Rui Yang (3).
10.6	Employment Agreement between the Company and Li Li (5).
10.7	ANZ Global Services and Operations (Chengdu) Company Limited Agreement (1).
10.8	Master Lease Agreement - Shanghai Pudong Software Park Co., Ltd. (7)
10.9	Master Lease Agreement - Shanghai Pudong Software Park Co., Ltd. (7)
10.10	Master Lease Agreement - Dalian High-Tech Park (7)
10.11	Master Lease Agreement - Guangzhou Fengxing Plaza-A20F (7)
10.12	Master Lease Agreement - Guangzhou Fengxing Plaza-A21F (7)
10.13	Master Lease Agreement - Guangzhou Fengxing Plaza- 9F
10.14	Form of Framework Contract for Subcontracting (1).
10.15	Form Warrant Agreement (2).
10.16	Form Lockup Agreement (2).
10.17	Escrow Indemnification Agreement (2).
10.18	Credit Agreement with Bank of Shanghai Pudong Development Bank Co. Ltd-4million
10.19	Credit Agreement with Bank of Shanghai Pudong Development Bank Co. Ltd-6million
10.20	Credit Agreement with Bank of Shanghai Pudong Development Bank Co. Ltd-10 million
10.21	Credit Agreement with Bank of Shanghai Pudong Development Bank Co. Ltd-23 million
10.22	Credit Agreement with China Merchants Bank Co., Ltd.-12 million
10.23	Credit Agreement with China Merchants Bank Co., Ltd.-60 million
10.24	Credit Agreement with Bank of Ningbo Co., Ltd- 20 million
10.25	Credit Agreement with Bank of Communication Co., Ltd.-10 million
10.26	Credit Agreement with Bank of Communication Co., Ltd.-15 million
10.27	Credit Agreement with China CITIC Bank- 15 million
11.1	Insider Trading Policy (8)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Description
14.1	Code of Conduct and Ethics (1).
21.1	List of Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young Hua Ming LLP.
97.1	Clawback Policy (7)
99.1	Charter of the Audit Committee (1).
99.2	Charter of the Compensation Committee (1).
99.3	Charter of the Nominating Committee (1).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1)	Previously filed as part of the registration statement filed with the SEC on March 27, 2018 and incorporated by reference herein.

(2)	Previously filed with the SEC as exhibit to Form F-1/A filed on May 18, 2018 and incorporated by reference herein.

(3)	Previously filed as an exhibit to Form 6-K filed with the SEC on November 4, 2019 and incorporated by reference herein.

(4)	Previously filed with the SEC on Form 8-A 12B on May 22, 2018 and incorporated by reference herein.

(5)	Previously filed with the SEC as an exhibit to Form 20-F on October 22, 2020 and incorporated by reference herein.

(6)	Previously filed as part of the registration statement filed with the SEC on May 12, 2023 and incorporated by reference herein.

(7)	Previously filed with the SEC as an exhibit to Form 20-F on October 18, 2023 and incorporated by reference herein.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLPS Incorporation

October 16, 2026	By:	/s/ Raymond Ming Hui Lin
		Name:	Raymond Ming Hui Lin
		Title:	Chief Executive Officer (Principal Executive Officer)

October 16, 2026	By:	/s/ Rui Yang
		Name:	Rui Yang
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)