Form 20-F/A
period 2026-06-30
CLPS Inc
filed 2026-10-20
CIK 1724542

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

Yes ☐    No ☒

EXPLANATORY NOTE

CLPS Incorporation (the “Company”) is filing this Amendment No. 1 on Form 20-F (“Amendment No. 1”) to amend its Annual Report on Form 20-F for the fiscal year ended June 30, 2026 (the “Original Form 20-F”), which was originally filed with the Securities and Exchange Commission (“SEC”) on October 16, 2026.

This Amendment No. 1 is being filed solely to provide an updated Exhibit 23.1 (Consent of Ernst & Young Hua Ming LLP) to correct an administrative error in such Exhibit 23.1 in the Original Form 20-F, where the conformed signature of Ernst & Young Hua Ming LLP was inadvertently omitted. The updated consent is included with this Amendment No. 1.

This Amendment No. 1 speaks as of the date of the Original Form 20-F. Except as described above, the Company has not modified or updated disclosures made in the Original Form 20-F in this Amendment No. 1. Accordingly, this Amendment No. 1 does not reflect events occurring after the filing of the Original Form 20-F or modify or update any disclosures affected by subsequent events.

This Amendment No. 1 consists of a cover page, this explanatory note, the signature page, Exhibits 12.1, 12.2 and 13.1 (new certifications by the Company’s principal executive officer and principal financial officer as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended) and the updated Exhibit 23.1.

ITEM 19. EXHIBITS

The financial statements are filed as part of this Annual Report beginning on page F-1.

Exhibit No.	Description

1.1	Form of Underwriting Agreement (2).
2	Description of Securities registered under Section 12 of the Exchange Act (4)
3.1	Memorandum and Articles of Association (1).
4.1	Specimen Share Certificate (1).
10.1	2023 Equity Incentive Plan (6)
10.2	Form Independent Director Agreement (1).
10.3	Employment Agreement between the Company and Xiao Feng Yang (1).
10.4	Employment Agreement between the Company and Raymond Ming Hui Lin (1).
10.5	Employment Agreement between the Company and Rui Yang (3).
10.6	Employment Agreement between the Company and Li Li (5).
10.7	ANZ Global Services and Operations (Chengdu) Company Limited Agreement (1).
10.8	Master Lease Agreement - Shanghai Pudong Software Park Co., Ltd. (7)
10.9	Master Lease Agreement - Shanghai Pudong Software Park Co., Ltd. (7)
10.10	Master Lease Agreement - Dalian High-Tech Park (7)
10.11	Master Lease Agreement - Guangzhou Fengxing Plaza-A20F (7)
10.12	Master Lease Agreement - Guangzhou Fengxing Plaza-A21F (7)
10.13	Master Lease Agreement - Guangzhou Fengxing Plaza- 9F (9)
10.14	Form of Framework Contract for Subcontracting (1).
10.15	Form Warrant Agreement (2).
10.16	Form Lockup Agreement (2).
10.17	Escrow Indemnification Agreement (2).
10.18	Credit Agreement with Bank of Shanghai Pudong Development Bank Co. Ltd-4million (9)
10.19	Credit Agreement with Bank of Shanghai Pudong Development Bank Co. Ltd-6million (9)
10.20	Credit Agreement with Bank of Shanghai Pudong Development Bank Co. Ltd-10 million (9)
10.21	Credit Agreement with Bank of Shanghai Pudong Development Bank Co. Ltd-23 million (9)
10.22	Credit Agreement with China Merchants Bank Co., Ltd.-12 million (9)
10.23	Credit Agreement with China Merchants Bank Co., Ltd.-60 million (9)
10.24	Credit Agreement with Bank of Ningbo Co., Ltd- 20 million (9)
10.25	Credit Agreement with Bank of Communication Co., Ltd.-10 million (9)
10.26	Credit Agreement with Bank of Communication Co., Ltd.-15 million (9)
10.27	Credit Agreement with China CITIC Bank- 15 million (9)
11.1	Insider Trading Policy (8)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Code of Conduct and Ethics (1).
21.1	List of Subsidiaries of the Registrant. (9)
23.1	Consent of Ernst & Young Hua Ming LLP.
97.1	Clawback Policy (8)
99.1	Charter of the Audit Committee (1).
99.2	Charter of the Compensation Committee (1).
99.3	Charter of the Nominating Committee (1).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1)	Previously filed as part of the registration statement filed with the SEC on March 27, 2018 and incorporated by reference herein.

(2)	Previously filed with the SEC as exhibit to Form F-1/A filed on May 18, 2018 and incorporated by reference herein.

(3)	Previously filed as an exhibit to Form 6-K filed with the SEC on November 4, 2019 and incorporated by reference herein.

(4)	Previously filed with the SEC on Form 8-A 12B on May 22, 2018 and incorporated by reference herein.

(5)	Previously filed with the SEC as an exhibit to Form 20-F on October 22, 2020 and incorporated by reference herein.

(6)	Previously filed as part of the registration statement filed with the SEC on May 12, 2023 and incorporated by reference herein.

(7)	Previously filed with the SEC as an exhibit to Form 20-F on October 18, 2023 and incorporated by reference herein.

(8)	Previously filed with the SEC as an exhibit to Form 20-F on October 18, 2024 and incorporated by reference herein.

(9)	Previously filed with the SEC as an exhibit to Form 20-F on October 16, 2026 and incorporated by reference herein.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on its behalf.

CLPS Incorporation

October 20, 2026	By:	/s/ Raymond Ming Hui Lin
		Name:	Raymond Ming Hui Lin
		Title:	Chief Executive Officer (Principal Executive Officer)

October 20, 2026	By:	/s/ Rui Yang
		Name:	Rui Yang
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

3